Form 40-F
period 2002-12-31
CANADIAN PACIFIC RAILWAY LTD/CN
filed 2003-03-18
CIK 16875

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F


[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002


                            -------------------------


                        CANADIAN PACIFIC RAILWAY LIMITED
                          (COMMISSION FILE NO. 1-01342)

                        CANADIAN PACIFIC RAILWAY COMPANY
                          (COMMISSION FILE NO. 1-15272)
             ------------------------------------------------------
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


                 CANADA                            4011                             98-0355078
                                                                        (CANADIAN PACIFIC RAILWAY LIMITED)
                                                                                    98-0001377
                                                                        (CANADIAN PACIFIC RAILWAY COMPANY)
----------------------------------      ----------------------------    -------------------------------
(PROVINCE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER IDENTIFICATION
INCORPORATION OR ORGANIZATION)           CLASSIFICATION CODE NUMBER)                 NUMBER)


      SUITE 500, GULF CANADA SQUARE, 401-9TH AVENUE S.W., CALGARY, ALBERTA,
                                 CANADA T2P 4Z4
                                 (403) 319-7000
   --------------------------------------------------------------------------
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


        CT CORPORATION SYSTEM, 111-8TH AVENUE, NEW YORK, NEW YORK 10011,
                                 (212) 894-8940
            --------------------------------------------------------
            (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER
 (INCLUDING AREA CODE) OF AGENT FOR SERVICE OF CANADIAN PACIFIC RAILWAY LIMITED
                              IN THE UNITED STATES)


   THE CORPORATION TRUST COMPANY, CORPORATION TRUST CENTER, 1209 ORANGE STREET
                   WILMINGTON, DELAWARE 19801, (302) 658-7581
 ------------------------------------------------------------------------------
 (NAME, ADDRESS (INCLUDING ZIP CODE) AND TELEPHONE NUMBER (INCLUDING AREA CODE) OF AGENT FOR SERVICE OF CANADIAN PACIFIC RAILWAY COMPANY IN THE UNITED STATES)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

         TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
         -------------------           -----------------------------------------

         COMMON SHARES OF                       NEW YORK STOCK EXCHANGE
  CANADIAN PACIFIC RAILWAY LIMITED

 PERPETUAL 4% CONSOLIDATED DEBENTURE STOCK      NEW YORK STOCK EXCHANGE
   OF CANADIAN PACIFIC RAILWAY COMPANY

Securities registered or to be registered pursuant to Section 12(g) of the Act:
NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

For annual reports, indicate by check mark the information filed with this form:

     [X] Annual information form        [X] Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

AT DECEMBER 31, 2002, 158,506,686 COMMON SHARES OF CANADIAN PACIFIC LIMITED WERE ISSUED AND OUTSTANDING. AT DECEMBER 31, 2002, 347,170,009 ORDINARY SHARES OF CANADIAN PACIFIC RAILWAY COMPANY WERE ISSUED AND OUTSTANDING.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

                  YES           [_]             NO              [X]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                  YES           [X]             NO              [_]

                      PRIOR FILINGS MODIFIED AND SUPERSEDED

                  The Registrants' Annual Report on Form 40-F for the year ended December 31, 2002, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-3 No. 2-98605 (Canadian Pacific Railway Company); Form S-8 No. 333-13846 (Canadian Pacific Railway Limited); and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited). The documents (or portions thereof) identified under the heading "Documents Filed as Part of This Report" below as forming part of this Form 40-F are incorporated by reference into the Registration Statement on Form F-9 No. 333-14014 (Canadian Pacific Railway Company) as exhibits thereto.

              CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
                      MANAGEMENT'S DISCUSSION AND ANALYSIS

A.       AUDITED  ANNUAL FINANCIAL STATEMENTS

                  For consolidated audited financial statements, including the report of independent chartered accountants with respect thereto, see pages 20 through 58 of the Registrants' 2002 Annual Report, which pages are incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see
Note 24 - Supplementary Data of the Notes to Consolidated Financial Statements on pages 51 through 58 of such 2002 Annual Report.

B.       MANAGEMENT'S DISCUSSION AND ANALYSIS

                  For management's discussion and analysis, see pages 1 through 19 of the Registrants' 2002 Annual Report, which pages are incorporated by reference and included herein.

                  For the purposes of this Annual Report on Form 40-F, only pages 1 through 58 of the Registrants' 2002 Annual Report referred to above shall be deemed filed, and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants' Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

                             CONTROLS AND PROCEDURES

                  Within the 90-day period prior to the filing of this report, an evaluation was carried out under the supervision of and with the participation of the Registrants' management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants' disclosure controls and procedures (as defined in Rule 13a-14(c) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective. No significant changes were made in the Registrants' internal controls or in other factors that could significantly affect these controls subsequent to the date of their evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING

                  Each Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS

                  A Form F-X signed by Canadian Pacific Railway Limited and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Limited's Annual Report on Form 40-F for the fiscal year ended December 31, 2000. A Form F-X signed by Canadian Pacific Railway Company and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Company's Annual Report on Form 40-F for the fiscal year ended December 31, 1992.

                                   SIGNATURES

                  Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

                                   CANADIAN PACIFIC RAILWAY LIMITED
                                   CANADIAN PACIFIC RAILWAY COMPANY
                                   (Registrants)


                                   /s/ Robert V. Horte
                                   -------------------------------
                                   Name:   Robert V. Horte
                                   Title:  Senior Assistant Corporate Secretary


                                   Date:  March 18, 2003



                                 CERTIFICATIONS


                        CANADIAN PACIFIC RAILWAY LIMITED

I, Robert J. Ritchie, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Pacific Railway Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 18, 2003                   /s/ Robert J. Ritchie
                                        ---------------------------------------
                                        Robert J. Ritchie
                                        President and Chief Executive Officer



I, Michael T. Waites, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Pacific Railway Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date:  March 18, 2003                   /s/ Michael T. Waites
                                        ---------------------------------------
                                        Michael T. Waites
                                        Executive Vice President and
                                        Chief Financial Officer



                        CANADIAN PACIFIC RAILWAY COMPANY

I, Robert J. Ritchie, President and Chief Executive Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Pacific Railway Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date:  March 18, 2003                   /s/ Robert J. Ritchie
                                        ---------------------------------------
                                        Robert J. Ritchie
                                        President and Chief Executive Officer



I, Michael T. Waites, Executive Vice President and Chief Financial Officer, certify that:

1. I have reviewed this annual report on Form 40-F of Canadian Pacific Railway Company;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

         a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

         b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

         c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

         a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

         b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: March 18, 2003                    /s/ Michael T. Waites
                                        ---------------------------------------
                                        Michael T. Waites
                                        Executive Vice President and
                                        Chief Financial Officer

DOCUMENTS FILED AS PART OF THIS REPORT

1. Annual Information Form of the Registrants for the year ended December 31, 2002.

2. Annual Report of the Registrants for the year ended December 31, 2002, including Management's Discussion and Analysis and Audited Consolidated Financial Statements of the Registrants as of December 31, 2002 and for each of the three years then ended (incorporated by reference to the Report on Form 6-K dated March 18, 2003, previously filed by the Registrants with the Commission).1

EXHIBITS

A.       Consent of PricewaterhouseCoopers, Independent Accountants.

B.       Certificates Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to
         Section 906 of the Sarbanes-Oxley Act of 2002.





-------------------------
1    For the purposes of this Annual Report on Form 40-F, only pages 1 through
58 of the Registrants' 2002 Annual Report referred to above shall be deemed filed, and the balance of such 2002 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants' Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

                            ANNUAL INFORMATION FORM

                            CANADIAN PACIFIC RAILWAY



TABLE OF CONTENTS
--------------------------------------------------------------------------------

ITEM 1            COVER PAGE
ITEM 2            CORPORATE STRUCTURE
ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS
ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS
ITEM 5            SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
ITEM 6            MANAGEMENT'S DISCUSSION AND ANALYSIS
ITEM 7            MARKET FOR SECURITIES
ITEM 8            DIRECTORS AND OFFICERS
ITEM 9            ADDITIONAL INFORMATION

-------------------------
Notes:
     o In this Annual Information Form ("AIF"), all dollar amounts are in Canadian dollars unless otherwise noted.

     o Portions of the AIF are disclosed in the Annual Report to Shareholders for the year ended December 31, 2002 and are incorporated by reference into the AIF.

ITEM 2            CORPORATE STRUCTURE

--------------------------------------------------------------------------------

CANADIAN PACIFIC RAILWAY LIMITED

Canadian Pacific Railway Limited ("the Company" or "CPR") was incorporated on June 22, 2001, as "3913732 Canada Inc." pursuant to the CANADA BUSINESS CORPORATIONS ACT ("the CBCA"). On July 20, 2001, CPR amended its Articles of Incorporation to change its name to "Canadian Pacific Railway Limited". On October 1, 2001, Canadian Pacific Limited ("CPL") completed an arrangement ("the Arrangement") whereby it distributed to its common shareholders all of the shares of newly formed corporations holding the assets of four of CPL's five primary operating divisions. The Arrangement was effected as an arrangement pursuant to section 192 of the CBCA. On September 26, 2001, the Arrangement was approved by the shareholders of CPL and Canadian Pacific Railway Company ("CPRC"), previously a wholly-owned subsidiary of CPL, was transferred to CPR effective October 1, 2001. IN THIS ANNUAL INFORMATION FORM, UNLESS THE CONTEXT REQUIRES OTHERWISE, "CPR" REFERS TO CANADIAN PACIFIC RAILWAY LIMITED AND, WHERE APPLICABLE, ITS SUBSIDIARIES, INCLUDING CPRC.



CPR's registered office, executive offices and principal place of business are located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

ITEM 2            CORPORATE STRUCTURE

--------------------------------------------------------------------------------

PRINCIPAL SUBSIDIARIES

The table below sets out the Company's principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities currently owned directly or indirectly by the Company:

PRINCIPAL SUBSIDIARY                        INCORPORATED UNDER         PERCENTAGE OF             PERCENTAGE OF
                                                THE LAWS OF          VOTING SECURITIES       NON-VOTING SECURITIES
                                                                      HELD DIRECTLY OR        BENEFICIALLY OWNED,
                                                                         INDIRECTLY          OR OVER WHICH CONTROL
                                                                                                OR DIRECTION IS
                                                                                                   EXERCISED
----------------------------------------    --------------------     -------------------     -----------------------
Canadian Pacific Railway Company                  Canada                    100%                Not applicable.

Soo Line Corporation                             Minnesota                  100%                Not applicable.

Soo Line Railroad Company(1)                     Minnesota                  100%                Not applicable.

Delaware and Hudson Railway
Company, Inc. (1)                                Delaware                   100%                Not applicable.

-------------------------
Note:
(1) Soo Line Railroad Company and Delaware and Hudson Railway Company, Inc. are wholly-owned subsidiaries of Soo Line Corporation.

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

SIGNIFICANT ACQUISITION

Pursuant to the Arrangement, CPRC became a wholly-owned subsidiary of CPR effective October 1, 2001.

DEVELOPMENT OF CPR

CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada's oldest corporations and was North America's first transcontinental railway. From its inception over 120 years ago, CPRC has developed into a fully integrated and technologically advanced Class 1 railway providing rail and intermodal freight transportation services over a 13,900-mile network serving the principal business centres of Canada, the U.S. Midwest and the U.S. Northeast.

Of the total mileage operated by CPR, approximately 6,950 miles are located in western Canada, 2,250 miles in eastern Canada, 3,200 miles in the U.S. Midwest and 1,500 miles in the U.S. Northeast. CPR owns 9,600 miles of track and an additional 4,300 miles of track are jointly owned, leased or operated under trackage rights.

CPR's business is based on funnelling traffic from network feeders and connectors onto a 4,700 mile high-density, high-quality railway network. CPR has extended its network reach by establishing alliances and connections with other major Class I railways in North America, which allows CPR to provide competitive product offerings and access to markets across North America and, via the Port of Montreal, Quebec, and the Port of Vancouver, British Columbia, to markets in Europe and the Pacific Rim.

CPR's network accesses the U.S. market directly through two wholly-owned subsidiaries: Soo Line Railroad Company ("Soo Line"), a Class 1 railway operating in the U.S. Midwest, and Delaware and Hudson Railway Company, Inc. ("D&H"), which operates between eastern Canada and major U.S. Northeast markets including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.

RECENT HISTORY

Since 1997, CPR has focused on franchise renewal, increasing network efficiency, asset maintenance efficiency and asset utilization, train operations productivity and labour productivity. As a result, CPR has delivered improved operating results over this period. The following table summarizes the positive impact of these strategies on a number of key performance indicators:

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

                                                                             YEAR ENDED DECEMBER 31
                                                                             ----------------------
PERFORMANCE INDICATORS                                       2002          2001         2000         1999         1998
----------------------                                       ----          ----         ----         ----         ----
Traffic density                                            14,978        15,199       15,096       13,387       12,630
   (GTMs(1) per mile of road operated, excluding
   track on which CPR has haulage rights
   (thousands))
Employee productivity                                      12,895        12,431       11,729       10,031        9,196
   (GTMs per average active employee (thousands))
Fuel efficiency                                              1.25          1.26         1.30         1.38         1.50
  (U.S. gallons of fuel per 1,000 GTMs)
Locomotive utilization                                        665           672          646          572          494
  (GTMs per active locomotive per day (thousands))
Total operating expenses per GTM (cents)*                    1.35          1.35         1.33         1.42         1.51
Average train weights (tons)                                5,426         5,533        5,386        5,102        4,867
Annual return on capital employed (before                    13.3          13.8         15.2         14.9         16.1
  taxes)(2)(%)*
Annual return on capital employed (after                      9.1           8.7          9.5          9.1          9.1
  taxes)(3)(%)
Operating income  ($ millions)* (4)                         856.5         841.0        845.2        762.3        720.7
Operating ratio (%)*                                         76.6          77.3         76.9         78.2         79.2

*Excludes non-recurring items.
-------------------------
Notes:
(1) Gross Ton-Miles. The term "Gross Ton-Mile" refers to the movement of one ton of freight, including the weight of locomotives, trailing cars and goods, over a distance of one mile.

(2) Earnings excluding non-recurring items and FX on LTD and before interest and taxes divided by average net-debt-plus-equity.

(3) Annual return on capital employed (before taxes) multiplied by one, minus CPRC's normalized tax rate for each respective period.

(4) For reconciliation to GAAP operating income see Income Statement Data table in Item 5.

The following initiatives have positioned CPR as one of North America's most competitive rail transportation providers.

FRANCHISE RENEWAL

Franchise renewal is an integral part of CPR's multi-year capital program. Over the past three years, approximately $1.8 billion was invested in CPR's core assets. CPR continually refines its investment program in order to generally keep annual average capital spending at approximately 18% of revenues.

In 1997, CPR launched an aggressive program to modernize and upgrade its core strategic assets. These assets include: (i) track and facilities (including rail yards and intermodal terminals); (ii) locomotives; (iii) information technology; and (iv) terminals, cars and other equipment investments. This franchise renewal program was completed in 1999 with a total capital investment of approximately $2.8 billion. Of this amount, approximately $1.4 billion was invested in track and facilities, about $700 million was invested in locomotives, approximately $400

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

million was invested in information technology and approximately $300 million was invested in terminals, cars and other equipment. The investment program for intermodal terminals included new facilities at Vancouver, British Columbia and Calgary, Alberta, as well as significant expansion of CPR's terminals at Winnipeg, Manitoba; Toronto, Ontario; Montreal, Quebec; Chicago, Illinois; and Minneapolis, Minnesota. CPR has increased the capacity at its major intermodal terminals by over 50% over the past five years. Through its franchise renewal program, CPR has significantly improved its capacity, productivity and reliability.

         LOCOMOTIVE FLEET MODERNIZATION
         ------------------------------

CPR's investments in locomotive upgrades have included the acquisition of high-adhesion alternating current ("AC") locomotives, which are more fuel efficient and reliable and have superior haulage capacity relative to standard direct current ("DC") locomotives. CPR's locomotive fleet now includes 472 AC locomotives, representing approximately 45% of CPR's road freight locomotive fleet and handling about 62% of CPR's workload. The AC locomotives have improved reliability and service levels and have produced cost savings in fuel, equipment rents and maintenance. The superior haulage capacity of AC locomotives has allowed CPR to remove from service over 750 older DC locomotives since 1996, thereby allowing CPR to reduce its maintenance expenses and more efficiently utilize its repair and maintenance facilities.

         RAILCAR FLEET MODERNIZATION
         ---------------------------

In 1997, CPR launched a freight car modernization program with the specific objectives of significantly increasing the productivity of each car fleet, securing lower lease costs by reducing its reliance on short-term leasing and improving customer satisfaction through the introduction of higher-quality cars. To date, this program has resulted in the actual or pending acquisition of 2,950 covered hoppers, 1,250 aluminum coal cars, 1,400 boxcars, 410 gondolas and 525 center beam flatcars. These cars represent the most advanced technology available today and are enabling the realization of cost reduction through higher per-car payloads, increased number of cars on coal trains, increased car availability and improved utilization as CPR standardizes its various fleets. In the case of CPR's Canadian coal business, these latest generation cars allow CPR to transport 17% more tons while holding train starts constant. Fleet modernization and the realization of the inherent benefits is a constant, ongoing process at CPR.

NETWORK EFFICIENCY

CPR continues to increase the capacity of its core franchise through corridor capacity investment programs and also streamline its rail network through non-core rail divestment initiatives. Corridor bottlenecks have been identified, and a plan is in place to provide appropriate capacity in order to increase train density and fluidity on all major CPR routes. The reliability of CPR's locomotive fleet has also been improved. As a result, CPR is positioning itself to achieve more predictable and fluid train operations between major terminals.

Over the past four years, CPR has increased its network capacity by entering into co-production agreements with other railways. In January 2000, CPR and Canadian National Railway Company ("CN") entered into an agreement allowing directional running in the high-traffic Fraser Canyon in British Columbia where the two companies operate parallel routes. As a result of the Fraser Canyon agreement, all westbound trains run on CN track and all eastbound trains run on CPR track, thereby improving CPR's capacity and productivity and reducing expected future capital expenditures. In late 2000, CPR entered into a three-year haulage agreement with CN to access CN's Toronto-Chicago line. Pursuant to this haulage agreement, CPR has increased capacity between Chicago and the Port of Montreal by routing trains through the St. Clair Tunnel in Ontario and over the line between Sarnia, Ontario and Chicago.

In 2001, CPR, in conjunction with CSX Transportation, Inc. ("CSX"), constructed a new track connection at Detroit, Michigan that links CSX with CPR-owned infrastructure in Chicago and introduced measures to reduce transit times and improve consistency of service between eastern Canada and markets in the U.S. Midwest. Other initiatives in 2001 included the implementation of joint CPR-Union Pacific Corporation ("Union Pacific") services from western Canada to the U.S. Pacific-Northwest, California and Arizona via Kingsgate, British Columbia and from western Canada to Texas/Mexico and Kansas/Missouri markets via Minneapolis.

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

In late 2001, CPR and Norfolk Southern Corporation launched a joint intermodal service between the Port of New York/New Jersey and eastern Canada that significantly reduces the standard rail transit time, thereby giving import-export shippers an expedited rail service option. In 2002, CPR granted Norfolk Southern Railway Company ("NS") trackage rights between Sunbury, Pennsylvania and Mechanicville, New York. The granting of trackage rights is part of a continuing joint effort by both companies to improve freight service to upstate New York, Northern Pennsylvania and New England. As a result, CPR has added additional traffic density on its D&H lines, which will aid in improving the long-term financial performance of the D&H. To accommodate the increase in traffic, a new passing siding was constructed on CPR's D&H line at Clarks Summit, Pennsylvania.

In 2002, CPR spent approximately $19 million to extend the length of 14 rail sidings throughout northern and eastern Ontario in order to increase operating efficiency and reduce costs. A siding is a limited length of track parallel to the main line and linked to it at both ends by switches, enabling trains running in either direction to pass each other. As a result of this investment, CPR was able to increase the maximum length of eastbound trains departing Thunder Bay, Ontario from 1,890 metres (6,200 feet) to 2,316 metres (7,600 feet), facilitating the transportation of the current level of freight volumes with fewer train starts. Westbound trains through northern Ontario and west of Thunder Bay currently operate at maximum length. This new operating arrangement has produced cost savings through the reduction in the number of locomotives used in CPR's Central Corridor (extending from Moose Jaw, Saskatchewan to Toronto) and the operation of CPR's fleet of newer and more powerful locomotives in a more fuel-efficient working range.

ASSET MAINTENANCE EFFICIENCY

CPR has enhanced the efficiency of its repair facilities primarily through outsourcing arrangements and by reducing the costs of maintenance. At the same time, CPR has improved the reliability of its locomotive fleet by entering into warranty service agreements with suppliers pursuant to which suppliers have made strict performance commitments.

In April 2000, CPR entered into an agreement with Progress Rail Services Corporation ("Progress") for the lease and operation of CPR's Weston maintenance and repair shop in Winnipeg. This agreement has increased productivity and capacity utilization at the facility and has allowed Progress to provide services to third parties at the facility. Furthermore, in the second quarter of 2001, CPR entered into an agreement with Alstom Canada Inc. for the lease and operation of CPR's Ogden maintenance and repair shop in Calgary, CPR's primary rebuilding and heavy-repair facility.

In May 2002, CPR closed its Lethbridge, Alberta, Frog Shop. The shop produced second-hand frogs (a track component that allows trains to cross from one adjacent track to another) for use on CPR's network. CPR intends to purchase new frogs from third-party manufacturers, a more efficient alternative to internal remanufacturing of track components.

In January 2003, coinciding with the purchase of 46 new AC locomotives, CPR announced an expansion of its warranty service agreements in eastern Canada, pursuant to which diesel locomotive manufacturers manage the ongoing servicing of CPR locomotives using CPR employees. As a result, approximately 70% of CPR's locomotive fleet is covered by service agreements containing strict performance commitments. These commitments help CPR provide a high level of locomotive reliability, which has been a key to the success of the CPR Integrated Operating Plan ("IOP"), more fully described below.


         NEW COMPUTER OPERATING SYSTEMS
         ------------------------------

CPR has substantially completed the implementation of a suite of new operating systems, collectively referred to as "Service Excellence". These operating systems are enabled by CPR's investment in new databases and data warehouses, which store all information at one location. This investment in information technology is expected to move CPR toward scheduling more aspects of its rail operations, thereby increasing the productivity of CPR's asset base. A brief description of each new operating system follows:

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

     [_] MULTIRAIL -- a service design application that uses past and projected traffic patterns to build new train schedules and optimize operating plans;

     [_] ORDER ENTRY -- a system that streamlines the receipt and processing of customer waybilling instructions, thereby enhancing the movement of customers' shipments;

     [_] DELTA -- a railcar ordering and order fulfilment application that provides CPR with improved information on short-term demand and assists in determining the lowest cost means of satisfying such demand;

     [_] VISTA -- a shipment trip planning application that produces segment-by-segment trip plans from customers' loading docks to consignees' receiving areas, providing CPR and its customers with virtually real-time information on shipment status and estimated times of arrival;

     [_] OASIS & OA GAIT -- Oasis is a wireless application which enhances intermodal terminal management, increases terminal capacity and reduces operating costs by optimizing workflow efficiencies. OA Gait implementation in late 2002 to mid-2003 further streamlines the workflow processes from the gate through the inspection process and into the terminal.

     [_] TYES -- a rail yard management system that manages shipment connections from train to train (this application is not expected to be delivered until mid-2003).

TRAIN OPERATIONS PRODUCTIVITY

In 1999, CPR introduced a new operating plan to increase productivity, improve asset utilization and enhance service quality for customers. This means CPR is running longer, heavier trains more consistently to make connections and meet delivery commitments for less cost.

Over time, the IOP has had a number of evolutions, some overhauling the entire operation and others making more minor adjustments. The goal has been, and continues to be, to take advantage of the new infrastructure - power, terminals, cars, information technology and co-production opportunities - using the latest in operations modeling systems. The latest version of the IOP capitalizes on additional capacity expansions and terminal upgrades. It uses a directional blocking concept to reduce handling and subsequent delays at intermediate locations. The result of this most recent IOP has been simplified work processes for employees, less duplication of effort and more fluid rail-yard operations leading to consistent transit times and better service for customers.

CPR makes adjustments to the IOP four times a year to coincide with seasonal highs and lows. Overall, the evolving IOP series has boosted CPR's on-time performance in premium intermodal train service to 94% and delivered significant reductions in the cost of operations.

While the IOP assesses the big picture for productivity improvements, the Company also looks at day-to-day business processes to maximize capacity. Train Capacity Utilization examines capacity utilization against pre-set targets, corridor by corridor. It monitors trains on a weekly basis to flag unused capacity. This highlights growth opportunities and allows CPR to dispatch commodity marketing teams to put forth a focused effort to fill every train.

CPR strives to balance the use of longer, heavier, more cost-efficient trains with the use of shorter, more flexible trains, in order to meet customer needs. To maintain an effective balance, CPR employs a Shipment Performance Review Cycle that analyzes on-time, door-to-door service performance. When this system identifies failures, customer-dedicated Account Service Teams ("AST") act quickly to fix the problems.

LABOUR PRODUCTIVITY AND EFFICIENCY

CPR continually takes steps to increase the effectiveness of its organizational structure in order to increase its productivity and efficiency. Since 1996, it has centralized its management team to improve communication and decision-making, simplified the organization's management structure, and increased the responsibility given to

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

management personnel. CPR regularly reviews its organizational processes, workforce needs and related organizational costs, thereby improving the productivity and efficiency of its workforce while reducing expenses. For example, CPR eliminated approximately 1,900 permanent positions in 2000 (representing approximately 10% of its workforce), including positions in management, administration, maintenance shops, train operations and track maintenance. In 2001, further cost-reduction initiatives were announced, which have resulted in the elimination of some 800 positions. In addition, approximately 600 positions were transferred to service suppliers, who were able to improve utilization of CPR facilities through access to a larger customer base. During 2002, CPR began new restructuring initiatives to reduce costs by eliminating an additional 85 positions. Since January 1, 1996, the total workforce has been reduced by 29%.

Effective January 1, 2001, the St. Lawrence & Hudson Railway Company Limited ("StL&H"), CPR's subsidiary operating in eastern Canada, amalgamated with CPRC. The re-integration of StL&H has generated administration expense savings, operational efficiencies and improved customer service.

In order to stimulate and reward employee participation in CPR's efficiency initiatives, CPR has implemented a number of incentive-based compensation programs designed to allow eligible employees, both unionized and non-unionized, to share in the savings they help generate for CPR.

STRATEGY

CPR's goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the industry in operating profitability, return on capital employed and net cash generation.

CPR's principal strategies to accomplish these goals include: (i) maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway; (ii) extending the physical reach of the franchise through the delivery of new products and services developed in cooperation with its customers; and (iii) continuing to establish effective partnerships and alliances with other railways in North America.

STRONG NORTH AMERICAN RAILWAY FRANCHISE

CPR believes it is well positioned to achieve its goals because of the distinguishing competitive strengths of its network and assets, its emphasis on customer service and its team of dedicated employees.

     NETWORK AND ASSETS -- The competitive strengths of CPR's network and assets include the following:

     [_] CPR offers access to U.S. markets through 11 major interchanges and strong alliances with other Class I railways;

     [_] CPR handles the largest volume of intermodal containers through the Port of Montreal, a major North American gateway for European trade;

     [_] CPR has competitive access to new, state-of-the-art facilities at the Port of Vancouver, a major shipping gateway to and from Pacific Rim markets;

     [_] CPR offers the shortest rail route from the Port of Vancouver to the Chicago rail hub;

     [_] CPR has invested heavily in its four primary corridors, thereby increasing capacity and improving train speed;

     [_] CPR has made significant investments in efficient AC locomotives; and

     [_] CPR has invested strategically in new computer operating systems, enabling CPR to operate more effectively and efficiently for the benefit of its customers while further enhancing its scheduled-railway operations.

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

     CUSTOMER-ORIENTED INITIATIVES -- An emphasis on customer service has differentiated CPR from its competitors and has allowed its customers to compete effectively in their respective markets, while permitting CPR to retain and enhance its customer base. Some of CPR's customer-oriented strengths and initiatives are as follows:

     [_] CPR has extended its rail lines directly to the new facilities of some of its key customers;

     [_] CPR has introduced services and acquired assets that are custom designed for certain of its key customers;

     [_] CPR's service quality has helped to motivate several of its significant intermodal customers to locate large distribution centres adjacent to CPR's intermodal terminals (for example, Sears, Canadian Tire and Consolidated Fastfrate); and

     [_] CPR has achieved a strong market position across a diversified base of customers and products through its cross-functional approach.

     DEDICATED EMPLOYEES -- CPR considers its team of dedicated, highly-skilled and innovative employees to be its most valued asset. Through results sharing programs, CPR's employees have financial incentives to help CPR attain its goals.

LOW-COST SCHEDULED RAILWAY -- SIMPLIFICATION OF PROCESSES

CPR invested $2.8 billion in track infrastructure, terminals, rolling stock and information technology from 1997 through 1999 and a further $1.8 billion between 2000 and 2002 to support the implementation of its scheduled railway operating philosophy. CPR believes improving its scheduled railway operations will further increase productivity, improve asset utilization and enhance service quality. This will be accomplished by: (i) continuing to refine the operating plan; (ii) making strategic capital investments aimed at reducing or eliminating existing train length/weight limitations while increasing traffic density and asset velocity; and (iii) entering into additional co-production initiatives with other Class 1 railway companies to more effectively utilize available networks.

         INTEGRATED OPERATING PLAN
         -------------------------

In May 1999, CPR launched its scheduled railway IOP. Under the IOP, trains are scheduled to run consistently and at times agreed upon by CPR and the customer, thereby ensuring connections at intermediate terminals are made and delivery commitments are met. A plan is established for each rail car covering its entire trip from point of origin to final destination. Cars with similar destinations are consolidated into blocks, reducing delays at intermediate locations by simplifying processes for employees, eliminating the duplication of work and helping to ensure fluid rail yards and terminals. These efficiencies help reduce transit times for shipments throughout CPR's network and increase car availability for customers. The IOP is also designed to create efficiencies by scheduling employee shifts, locomotive maintenance and track repair and material supply more effectively.

CPR has capitalized on the new capabilities of its network, upgraded locomotive fleet and IOP to operate longer and heavier trains, thereby reducing associated expenses, simplifying the departure of shipments from points of origin and providing lower-cost capacity for growth. Since the implementation of the IOP, CPR has improved on-time performance of its Premium (100 Series) intermodal train services and has increased terminal performance for its customers while delivering a significant reduction in the cost base of its operations.

CPR continues to further simplify railway processes and balance the workload across rail yards by improving its operating plan. CPR implemented the Service Excellence suite of state-of-the-art railway operating systems, which provides management with superior information about near-term demand and the availability of resources to meet that demand, and provides detailed shipment trip plans to ensure customer service expectations are consistently met. CPR will also continue to pursue methods to improve the scheduling of trains with other railways and will continue to develop systems designed to share advanced information, thereby improving service.

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

Through the foregoing initiatives, CPR has become a scheduled railway that delivers high service quality to its customers and achieves high levels of efficiency through improved asset utilization. CPR is committed to further improving its scheduled railway operations as a catalyst for continued growth without the need to incur significant future capital expenditures.

         PRODUCTIVITY AND YIELD MANAGEMENT
         ---------------------------------

CPR believes that its customers, many of whom compete in global markets, demand competitively priced transportation service. CPR has redesigned, and continues to improve, its train operations and terminal processes to ensure it can grow profitably while continuing to provide such service. CPR is working at increasing productivity through aggressive cost-reduction programs and improving asset utilization through the redesign of its train operations and terminal processes. Specific initiatives aimed at providing customers with more sophisticated planning and scheduling are expected to lead to overall transportation efficiencies and yield improvements for CPR.

CPR's Price and Yield management team is focused on standardizing price and yield business processes across the company, institutionalizing critical price processes and ensuring management follows best practices in all areas of price and yield management.

Critical pricing processes include the management of rigorous and detailed price planning and execution programs, data-mining and market segmentation to develop positive price and margin improvement opportunities for CPR. Initiatives are also under way to refine price strategy, develop and upgrade price policy and better prepare material and supply personnel to maximize yield in the routine execution of offer management. Additionally, yield efforts are directed at reducing underutilized capacity, charging appropriately for scarce capacity and lowering operating costs through price-based incentives and penalties and the assessment of standardized fees for supplemental services. CPR continues to employ a senior management team dedicated to managing yield.

EXTENDING FRANCHISE REACH

CPR aims to continue to increase revenue through initiatives designed to extend its business beyond the physical railway network, thereby providing the flexibility needed to capture market share from its competitors. CPR plans to extend its franchise reach by creating new markets and by concentrating on providing: (i) new products; (ii) expanded truck-rail transfer facilities; and
(iii) improved, value-added service through customer relationship management.

         NEW PRODUCT OFFERINGS
         ---------------------

CPR seeks to attract new customers and generate additional business from existing customers by working with its customers to develop and introduce new products into the marketplace. For example, CPR introduced its "Trans-Pacific" initiative, a highly efficient, freight transportation service between the Port of Vancouver and Chicago for import/export marine containers. By working with the Port of Vancouver and the shipping lines to establish Vancouver as the preferred port for North America-bound deliveries from the Pacific Rim, CPR has created a competitive route for the movement of containers into the Chicago market. CPR continues to secure long-term agreements with customers in this corridor and has signed agreements with OOCL, Cosco, China Shipping, NYK, Columbus Lines and Lykes Lines Limited LLC, which are amongst, or are affiliated with, the world's largest container shipping companies.

In October 2000, CPR announced the formation of a wholly-owned subsidiary, Tronicus Inc. ("Tronicus"). Tronicus provides supply chain management solutions to both rail and non-rail served customers. This new service is expected to enable CPR to compete in the growing logistics sector by engineering and implementing integrated and customized supply chain management solutions across inventory, transportation, facility, information and technology requirements. In February 2002, Tronicus announced the launch of its Tronicus - VC2 (visibility, connectivity, control) offering. Through VC2, Tronicus will provide customers multi-carrier, multi-modal shipment tracking, tracing and proactive problem resolution. Distinguished by its ability to track multi-modal shipments that include rail, ocean vessel, and truck, as well as provide warehouse visibility, VC2 offers an unparalleled level of integrated

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

shipment information. Customers have immediate Internet-based access, and they can track and trace domestic and international shipments, in movement or at rest, down to the item level, anywhere in the world.

VC2 provides customers with up-to-date shipping information such as dynamic ETAs (estimated time of arrival) and user-defined alerts. In addition, customers receive shipment performance reports with detailed post-transit analytics, helping them improve the planning and management of shipments and service providers.

Backed by a state-of-the-art customer service centre, VC2 also offers customers integrated problem resolution and expediting services. VC2 users know that their shipments are being centrally monitored and managed according to the service levels they expect. Customers have only one contact to deal with, even for complicated multi-modal, multi-carrier shipments. VC2 simplifies the shipment management process.

         EXPANDED TRUCK-RAIL TRANSFER FACILITIES
         ---------------------------------------

CPR has also been successful in extending its franchise reach through the use of truck-rail transfer facilities, which it uses to gain competitive access to key resource production areas not directly served by the CPR network. In early 2001, CPR introduced a new product called "Connetix" focused on serving these areas which have traditionally been serviced by other modes of transportation. Connetix now consists of a network of over 120 transload facilities which are both railroad and privately-owned and located across Canada and the central and northeastern U.S. Connetix facilities offer specialized equipment for handling specific commodities and employees specially trained in logistics and commercial product handling. Commodities currently handled at Connetix facilities include steel, lumber, plastic and dry and liquid bulk products. CPR continues to make strategic investments in its Connetix service at key locations on its network, including a recently constructed lumber re-load facility in Philadelphia. CPR is committed to the growth of Connetix to further differentiate its service from that of its competitors.

CPR has successfully developed significant partnerships with key retail customers that have led to a number of these customers constructing major distribution warehouse facilities adjacent to CPR's primary intermodal terminals. This proximity extends the role of CPR beyond that of a traditional railway by making it part of the customer's supply and logistics chain. Most of CPR's major intermodal terminals have sufficient industrial-zoned acreage to handle anticipated traffic growth over the next five years without the need for major additional investment in land.

         CUSTOMER RELATIONSHIP MANAGEMENT
         --------------------------------

CPR is recognized as one of the leading providers of customer service support in the rail industry and is committed to providing its customers with ever-increasing value in the rail services it provides. The customer service team located in Calgary, Winnipeg and Minneapolis aims to provide value to customers through the use of technology, a formalized cross-functional approach to problem solving and the development of new opportunities for customers. CPR's customer service group also includes a damage prevention team, which works with customers to ensure proper loading techniques are employed, enabling shipments to arrive in good condition.

CPR has initiated a customer relationship management ("CRM") program directed at understanding and anticipating the needs of its current and potential customers. One component is the formalization of a cross-functional AST whereby CPR specialists work with customers to identify key customer needs and explore new opportunities to create loyalty within CPR's customer base. This program has better positioned CPR to:

     [_] understand customer needs & expectations;

     [_] deliver the expected product quality;

     [_] work with customers to generate new product ideas;

     [_] manage and improve the overall customer experience with CPR; and

     [_] continuously improve CPR's performance.

ITEM 3            GENERAL DEVELOPMENT OF THE BUSINESS

--------------------------------------------------------------------------------

This approach has led to increased customer satisfaction and retention. CPR will continue to build on this success through strengthened customer relationships and an increased focus on sustainable growth opportunities with a broader customer base.

RAILWAY PARTNERSHIPS AND ALLIANCES

In order for certain customers to transport their goods from their desired points of origin to their desired final destination points, goods may have to travel on more than one railway. Transfers of goods from railway to railway can cause delays and service interruptions. CPR, through its strong partnerships with connecting North American rail carriers, has co-developed and will continue to co-develop, processes and products designed to provide seamless and efficient scheduled train service to these customers.

Recent Class 1 railway initiatives include:

     [_] a joint CPR-Union Pacific service from western Canada to the U.S.
         Pacific-Northwest, California and Arizona via Kingsgate;

     [_] a joint CPR-Union Pacific service from western Canada to the Texas/Mexico and Kansas/Missouri markets via Minneapolis;

     [_] a joint CPR-NS intermodal service between the Port of New York/New
         Jersey and eastern Canada;

     [_] CPR-NS trackage rights agreement to handle NS traffic over CPR's D&H lines in the U.S. Northeast; and.

     [_] a joint CPR-Union Pacific service from eastern Canada to the U.S. Gulf
         Coast and Mexico.


In addition, CPR works with shortline railways to develop partnerships that benefit both parties. In 2002, Cando Contracting Ltd. ("Cando"), based in Brandon, Manitoba and CPR reached a multi-faceted agreement that will centralize the operations of Cando's wholly-owned subsidiary, the Central Manitoba Railway ("CEMR"), located in Winnipeg's northeast quadrant, and provide future growth opportunities for rail-related business. The deal includes the sale and lease of 32 acres of CPR's North Transcona property to Cando, to centralize and expand CEMR operations, as well as construction of new facilities and an agreement for CEMR to haul CPR traffic between Bird's Hill, Manitoba and North Transcona, Manitoba. Cando has also acquired 7,000 metres of CPR storage and switching tracks in the yard and built a 600-metre rail line connecting its Pine Falls, Manitoba subdivision to the yard. The agreement combines Cando's ability to provide flexible local service with CPR's strengths as a high-volume, long-distance carrier.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

NETWORK AND RIGHT OF WAY

CPR's network, shown in the map below, extends from the Port of Vancouver in Canada's west to the Port of Montreal in Canada's east and to the industrial centres of Chicago; New York City; Newark, New Jersey; Buffalo, New York; Philadelphia and Washington, D.C. in the U.S.

[GRAPHIC OMITTED]
[MAP]

CPR ROUTE
HAULAGE OR TRACKAGE RIGHTS
MAJOR RAILWAY INTERCHANGES

**   [IAN - WE MAY NEED TO EXPAND THE NARRATIVE HERE - PLEASE ADVISE]

The CPR network consists of four primary corridors: the Western Corridor, the Southern Corridor, the Central Corridor and the Eastern Corridor. Each of these corridors is complemented by a number of collector and feeder lines.

         THE WESTERN CORRIDOR: VANCOUVER-MOOSE JAW
         -----------------------------------------

OVERVIEW -- The Western Corridor links Vancouver with Moose Jaw, the western Canadian terminus of CPR's Southern and Central corridors. This corridor provides the shortest rail route for most bulk products transported from western Canada to the Port of Vancouver. It is also an important part of CPR's highly competitive service routes between Vancouver and the U.S. Midwest and between Vancouver and the major population centres in central and eastern Canada.

PRODUCTS -- The Western Corridor is CPR's primary route for bulk and resource products traffic from western Canada destined to the Port of Vancouver for export. Significant volumes of marine containers and domestic general merchandise traffic are also handled over the Western Corridor. At its busiest point, the Western Corridor handles an average of approximately 32 trains per day.

FEEDER LINES -- The Western Corridor is supported by two significant feeder lines, being the "Coal Route", which connects the Western Corridor to coal producing centres in southeastern British Columbia and the "Calgary-Edmonton Corridor" which provides rail access to central Alberta's petrochemical industries, natural resources markets and Edmonton.

CONNECTIONS -- CPR's Western Corridor connects with the Union Pacific Railroad at Kingsgate. This route forms part of the "Pacific Can-Am Corridor", which provides direct rail service to locations in California. The Western Corridor also connects with the Burlington Northern Santa Fe Railway ("BNSF") at Coutts, Alberta, and at New Westminster, British Columbia and with the British Columbia Railway at North Vancouver.

YARDS AND REPAIR FACILITIES -- Rail operations on the Western Corridor are supported by major rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. In addition, CPR has significant intermodal terminals at Vancouver, Calgary and Edmonton, as well as locomotive and rail car repair facilities at Vancouver, Calgary and Moose Jaw.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

         THE SOUTHERN CORRIDOR: MOOSE JAW-CHICAGO
         ----------------------------------------

OVERVIEW -- CPR's Southern Corridor connects with the Western Corridor at Moose Jaw and runs direct through the twin cities of Minneapolis and St. Paul, Minnesota and Milwaukee, Wisconsin south to Chicago providing a direct, single carrier route between western Canada and major population centres in the U.S. Midwest.

PRODUCTS -- Predominant markets served on the Southern Corridor include marine containers handled at the Port of Vancouver and Canadian fertilizers, chemicals, grains, automobiles and U.S. agricultural products. At its busiest point, the Southern Corridor handles an average of approximately 19 trains per day.

FEEDER LINES -- The Southern Corridor is supported by a significant feeder line connecting Winnipeg and Glenwood, Minnesota. This line is both a gathering network for U.S. grain as well as a route for Canadian fertilizers destined to the U.S.

CPR has operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. This line provides an outlet for grain from U.S. Midwest origins to the grain terminals located at Duluth and Superior.

Through a combination of operating rights and owned lines, CPR provides service from Chicago to Louisville, Kentucky. In addition to general merchandise traffic, a significant amount of coal traffic from Southern Indiana coal mines is handled on this line.

CONNECTIONS -- The Southern Corridor connects with all major railways at Chicago. Outside of Chicago, there are major connections with BNSF at Minneapolis and at Minot, North Dakota and with Union Pacific at St. Paul. The Southern Corridor is also linked to several short-line railways primarily serving grain-producing areas in the U.S.

YARDS AND REPAIR FACILITIES -- Rail operations on the Southern Corridor are supported by major rail yards located at Chicago, St. Paul and Glenwood. At Chicago, CPR has a 49% ownership interest in the Indiana Harbor Belt Railway Company, a switching railway serving the Greater Chicago and Northwest Indiana areas. CPR has two significant intermodal terminals at Chicago and one at Minneapolis. In addition, CPR has a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago.

         THE CENTRAL CORRIDOR: MOOSE JAW-TORONTO
         ---------------------------------------

OVERVIEW -- The Central Corridor extends from Moose Jaw, through Winnipeg, to its eastern terminus at Toronto. The Central Corridor is complemented by a secondary route leased and operated by Ottawa Valley Railway that connects Sudbury, Ontario and Smiths Falls, Ontario and expedites the movement of CPR traffic between Montreal and western Canada. This corridor offers shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via the Western Corridor - a key element of CPR's transcontinental intermodal and other competitive services.

PRODUCTS -- Major traffic categories on the Central Corridor include Canadian grain, industrial products, marine containers, automobiles and general merchandise. The Central Corridor is critical to CPR's fast growing intermodal business and it also provides access to the Port of Thunder Bay, Ontario, Canada's primary Great Lakes bulk terminal. At its busiest point, the Central Corridor handles an average of approximately 24 trains per day.

FEEDER LINES -- The Central Corridor is supported by a significant feeder line connecting Edmonton with Winnipeg, through Saskatoon, Saskatchewan. This is an important Canadian grain and fertilizer collector. As noted above, the line connecting Winnipeg with the Southern Corridor at Glenwood is both a gathering network for U.S. grain as well as a route for Canadian fertilizers destined to the U.S.

CONNECTIONS -- The Central Corridor connects with BNSF at Emerson, Manitoba, as well as a number of short line railways.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

YARDS AND REPAIR FACILITIES -- CPR's rail operations on the Central Corridor are supported by major rail yards at Winnipeg, Thunder Bay and Toronto. The intermodal facility in the northern Toronto suburb of Vaughan is the largest intermodal facility in the Toronto area. CPR also operates intermodal terminals at Thunder Bay, Winnipeg, Saskatoon and Regina, Saskatchewan.

CPR has significant locomotive repair facilities at Winnipeg and Toronto, and has car repair facilities at Winnipeg, Thunder Bay and Toronto.

         THE EASTERN CORRIDOR
         --------------------

OVERVIEW -- The Eastern Corridor provides CPR with an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The "Montreal-Chicago Corridor" supports CPR's leading market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest. The Montreal-Chicago Corridor consists of a CPR owned and maintained route between Montreal and Detroit coupled with a long-term rail car haulage contract with CSX that links Detroit with the CPR-owned infrastructure at Chicago.

PRODUCTS -- The predominant products handled by CPR over the Eastern Corridor are marine intermodal containers, automobiles, industrial products and motor carrier trailers on CPR's roll-on/roll-off "Expressway" service. At its busiest point, the Eastern Corridor handles an average of approximately 22 trains per day.

FEEDER LINES -- The Eastern Corridor connects with a number of important feeder lines. The route between Montreal and Sunbury in combination with trackage rights over other railways, provides CPR with direct access to New York City; Albany, New York; Philadelphia; Newark; and Washington, D.C. The line between Guelph Junction, Ontario and Binghamton, New York, including trackage rights over NS, links the southern Ontario industrial region with key U.S. connecting rail carriers at Buffalo, and with the Montreal to Sunbury line at Binghamton.

CONNECTIONS - The Eastern Corridor connects with all major railways at Chicago. Major connections with NS are also located at Detroit; Buffalo; and at Allentown and Harrisburg, Pennsylvania. Major connections with CSX are also located at Detroit; at Buffalo and Albany; and at Philadelphia.

YARDS AND REPAIR FACILITIES -- In addition to yards and terminals already mentioned above at Toronto and Chicago, CPR's rail operations on the Eastern Corridor are supported by major rail yards at Montreal and Binghamton. Intermodal facilities are located at Montreal, Detroit and Windsor, Ontario, as well as a second intermodal facility in Toronto dedicated to serving the Eastern Corridor. Expressway terminals are located at Montreal, Toronto, Windsor and Detroit.

In addition to repair facilities mentioned above at Toronto and Chicago, CPR has a locomotive repair facility and a car repair facility located at Montreal.

         RIGHT OF WAY
         ------------

CPR's rail network is standard gauge, which is used by all of the major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on over 96% of CPR's mainline. Virtually all of the network and primary feeder trackage is 100-pound rail or heavier, suitable for movements of 286,000-pound cars, the North American rail industry's preferred car size.

CPR uses different train control systems on different portions of its owned track, depending on the volume of rail traffic. Centralized traffic control ("CTC") signals are used to authorize the movement of trains where traffic is heaviest. Approximately 3,450 miles of the network are controlled with CTC signals.

Where rail traffic is lightest, train movements are directed by written instructions from rail traffic controllers to train crews. In areas of intermediate traffic density, CPR uses an automatic block signalling system ("ABS") in

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

conjunction with the written instructions from rail traffic controllers. Approximately 700 miles of the network have ABS in place.

ROLLING STOCK

The following table summarizes the locomotive fleet owned or leased by CPR, including the age distribution of the locomotive fleet:

                              NUMBER OF LOCOMOTIVES
                               (owned and leased)

                                                         ROAD FREIGHT
                                                         ------------
AGE IN YEARS                                         AC          DC          ROAD             YARD           TOTAL
------------                                         --          --          ----             ----           -----
                                                                           SWITCHER         SWITCHER
                                                                           --------         --------
0-5 (1)....................................            389         --              --               --            389
6-10.......................................             83         --              --               --             83
11-15......................................             --         88              --               --             88
16-20......................................             --         64             116                2            182
Over 20....................................             --        444             150              280            874
                                                       ---        ---             ---              ---            ---

TOTALS.....................................            472        596             266              282          1,616
                                                       ===        ===             ===              ===          =====

(1)  Includes 46 AC locomotives purchased early in 2003.


In addition to its locomotive fleet, CPR owns or leases approximately 49,300 freight cars of which approximately 17,600 cars are leased. The leases on approximately 5,000 cars are scheduled to expire during 2003 and the leases on approximately 12,600 additional cars are scheduled to expire before the end of 2006. The above freight car count also includes 9,000 hopper cars owned by federal or provincial government agencies.

BUSINESS CATEGORIES

CPR provides the shortest rail route for most bulk products transported from western Canada to the Port of Vancouver. CPR also provides highly-competitive service routes between Vancouver and the U.S. Midwest and between Vancouver and the major population centres in central and eastern Canada. The CPR network provides a strategic link between the Port of Montreal and the U.S. Midwest. CPR also serves the major eastern population centres of Montreal, Toronto, Newark, New York City, Buffalo, Philadelphia and Washington, D.C. CPR serves a wide range of customers, with no single customer accounting for more than 10% of total freight revenue.

The mix of products CPR transports has changed significantly over the past six years. The following table shows the comparison of the percentage of CPR's total freight revenue that it has derived from each of its major lines of business in 2002 versus 1997. CPR's business balance has changed as the needs of its customers have changed and the intermodal market has grown:

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

     BUSINESS CATEGORY                                   2002           1997
     -----------------                                   ----           ----

     Bulk...........................................     43%            53%
     Carload........................................     32%            29%
     Intermodal.....................................     25%            18%


FREIGHT REVENUES

The following table summarizes CPR's freight revenues since 2000.

BUSINESS CATEGORY               FISCAL        FISCAL 2002      FISCAL        FISCAL 2001     FISCAL        FISCAL 2000
-----------------                2002         GROWTH RATE       2001         GROWTH RATE      2000         GROWTH RATE
                                 ----         AS COMPARED       ----         AS COMPARED      ----         AS COMPARED
                                               TO FISCAL                      TO FISCAL                      TO FISCAL
                                                 2001                           2000                          1999
                                                 ----                           ----                          ----
                                                         (IN $ MILLIONS, EXCEPT PERCENTAGES)
Bulk
    Grains...............           631            (15.8)%        749              (0.8)%        755           9.7%
    Coal, sulphur and               844             (1.3)%        855               5.0%         814           0.4%
    fertilizer...........
                                --------                       -------                       --------
TOTAL BULK...............         1,475             (8.0)%      1,604               2.2%       1,569           4.7%
                                --------                       -------                       --------
Carload
    Automotive...........           333              9.5%         304              (0.3)%        305           9.3%
    Forest products......           360              1.7%         354              (3.3)%        366           1.4%
    Industrial products..           422             (2.1)%        431              (1.6)%        438           1.2%
                                --------                       -------                       --------
TOTAL CARLOAD............         1,115              2.4%       1,089              (1.8)%      1,109           3.4%
                                --------                       -------                       --------
Intermodal...............           882              9.7%         804               2.8%         782           4.0%
                                --------                       -------                       --------
TOTAL FREIGHT REVENUES...         3,472             (0.7)%      3,497               1.1%       3,460           4.1%
                                ========                       =======                       ========

-------------------------


BULK

CPR's bulk business is comprised of grains, coal, sulphur and fertilizers and represented approximately 43% of total freight revenues in fiscal 2002. The CPR network provides the shortest routes from major production areas in British Columbia, Alberta and Saskatchewan to key export and inland terminals. CPR is committed to maintaining its status as a leading provider of bulk transportation services in western Canada. Major bulk commodities handled by CPR include grains, coal, sulphur and fertilizers.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

         GRAINS
         ------

CPR's grain business comprised approximately 18% of total freight revenues in fiscal 2002. Canadian grain traffic consists of both grain (primarily wheat, barley and canola) and grain products grown or processed largely in western Canada and moved by rail to both domestic markets within North America and various export markets. Canadian grain intended for export is shipped primarily via the ports of Vancouver, Thunder Bay, Prince Rupert and Churchill.

In recent years, Canadian grain companies have closed smaller elevators and invested heavily in high-throughput concrete elevators to rationalize and consolidate their elevator networks. The high-throughput elevators can load grain for shipment to one destination in blocks of 50 to 100 rail cars. CPR now moves over 75% of its export Canadian grain in 50 and 100 car blocks, substantially reducing switching and lowering the cost of grain handling. CPR has access to approximately 90 high-throughput elevators handling over 50% of its Canadian grain traffic.

Continued use of MaxTrax, CPR's order fulfillment system for Canadian grain, allows CPR's grain shippers to advance order multi-car blocks, and has improved the planning and efficiency of grain movements in all corridors. As a result, CPR has reduced cycle times in the Vancouver and Thunder Bay corridors by approximately one-third over the last few years, resulting in improved asset utilization and a reduced fleet size.

CPR's total revenues on Canadian grain shipments to Vancouver (for export) and to Thunder Bay (for export or domestic consumption) are subject to a revenue cap by virtue of amendments to the CANADA TRANSPORTATION ACT (the "CTA"), which came into effect on August 1, 2000. The revenue cap for CPR specified in the legislation is adjusted in each crop year to take into account changes in the volume of grain shipped, the average length of haul and the prices of railway input factors.

CPR, a significant carrier of grains in the U.S. northern plains, ships grain from U.S. origin points through its collector lines in North Dakota, South Dakota and Minnesota. This traffic is primarily transported to mills located near populated centres and various export ports including the U.S. Pacific Northwest, twin ports of Duluth/Superior and the Gulf of Mexico. CPR is the only carrier that can move grain on a single-line haul from North Dakota and Minnesota to mills in the Northeastern U.S. market, thereby providing CPR a competitive advantage in this important corridor.

         COAL
         ----

CPR's coal businesses represented approximately 13% of total freight revenues in fiscal 2002. In Canada, CPR provides the shortest route from coal mines located in southeastern British Columbia to port terminals for export to world markets, particularly the Pacific Rim. The mines located on CPR's lines are some of the most efficient in North America, produce high-quality coal and have long-life reserves. Canadian coal producers face significant competition in offshore markets from foreign producers and rely on efficient rail transportation to maintain their competitiveness. Most of the coal handled by CPR is metallurgical coal destined for export through the Port of Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America. CPR has entered into multi-year agreements with all CPR-served mines in southeastern British Columbia for the transport of coal for export through the Port of Vancouver.

The U.S. originated coal handled by CPR is primarily thermal coal used by utility generating plants. CPR's coal business also includes petroleum coke shipments to these same utilities. Approximately 56% of the total coal and petroleum coke volumes handled by CPR in the U.S. is destined to facilities served by CPR through local, joint, or reciprocal switching access (46% of the overall total is exclusive local access). Approximately 20% originates on CPR for distribution to other railways serving utility generating plants and industrial accounts throughout the U.S. Midwest where CPR does not have direct access. The remaining 24% of CPR's coal business is comprised of coal handled in intermediate service from the Powder River Basin, located in Wyoming and Montana, to a utility in Illinois.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

         SULPHUR
         -------

Sulphur is a by-product of the oil and gas industry and is a major raw material used in the production of sulphuric acid, the most common industrial chemical in the world. Sulphuric acid is most extensively used in the production of phosphate fertilizers, but is also a component in a variety of industrial processes, from smelting to paper production. Alberta's natural gas and oil sands industries produce several million tons of sulphur annually. CPR transports approximately 50% of the sulphur that enters international markets from Canada. CPR provides rail transportation services from the key production facilities of some of Canada's largest sulphur producers to offshore markets via the Port of Vancouver and to the U.S. The export traffic is destined mainly to China, Brazil, Australia, Mexico and South Africa and the southeastern U.S.

         FERTILIZERS
         -----------

The two main segments of the fertilizer business are potash and chemical fertilizers. CPR's potash business moves primarily from Saskatchewan to markets in the U.S. and to offshore countries through the ports of Vancouver and Portland, Oregon. Chemical fertilizers are transported to Canadian and northern U.S. markets from key production areas in the Canadian prairie provinces. There is also traffic received from U.S. railroads serving the southeastern U.S. phosphate fertilizer producers. CPR has the most efficient routes from the major western Canadian producing areas to the U.S. market and transports the majority of potash shipments originating in Saskatchewan. CPR has long-term, cost protected commitments with most of its major fertilizer customers, which are expected to allow CPR to maintain its dominant position in this line of business.

Combined, sulphur and fertilizer business represented approximately 12% of total freight revenues in fiscal year 2002.

CARLOAD

CPR's carload business represented approximately 32% of total freight revenues in fiscal 2002. The primary commodities transported include automotive, wood pulp, fibreboard, newsprint and paper, lumber, chemicals, plastics, aggregates, minerals, metals, steel and energy.

CPR's joint service with Class 1 and shortline partners provides for extended reach and improved service offerings to this customer base. As well, CPR's geographic proximity and border connections to U.S. Class 1 carriers positions CPR to provide competitive service in this business. The carload customers also make extensive use of CPR's Connetix facilities resulting in extended reach beyond CPR's physical franchise.

The Carload organization is well positioned to deliver customer-focused transportation solutions with the goal of increased market share and to drive growth in this competitive marketplace.


         AUTOMOTIVE
         ----------

CPR's automotive business represented approximately 10% of total freight revenues in fiscal 2002. CPR has access to all of the major automotive assembly plants in Ontario and Quebec and certain facilities in the U.S. Midwest. CPR transports imported vehicles from Vancouver to eastern Canada and domestically manufactured vehicles throughout Canada and the U.S. Automotive parts are shipped by CPR to assembly plants in eastern Canada and St. Paul. CPR is the primary rail carrier serving the Honda and Toyota plants near Toronto and Ford's plant in St. Paul. CPR also handles DaimlerChrysler's Canadian finished vehicle distribution.

CPR has forged long-term strategic partnerships with key automakers. These partnerships, together with CPR's extensive network of automotive facilities at which new and used automobiles are transferred between rail and truck, position CPR to continue to play a significant role in the shipment and distribution of automotive finished vehicles and parts.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

         FOREST PRODUCTS
         ---------------

CPR's forest products business represented approximately 10% of total freight revenues in fiscal 2002. CPR carries a variety of forest products including wood pulp, lumber, newsprint, paper, panel board and fibreboard. The three largest volume products are: wood pulp from British Columbia and eastern Canada, lumber from British Columbia and newsprint from eastern Canada, most of which are destined for the U.S. and for export through the Port of Vancouver. CPR has implemented an aggressive truck-rail reload strategy utilizing Connetix that has enabled CPR to extend its geographic coverage significantly and grow revenues in this market.

Value-added services such as those provided by CPR's customer service and damage prevention teams are key to CPR's success and growth in this line of business. Tronicus is also expected to facilitate growth through the provision of supply chain solutions directed specifically at forest products customers.

         INDUSTRIAL PRODUCTS
         -------------------

CPR's industrial products business represented approximately 12% of freight revenues in fiscal 2002. The industrial products line of business includes many input commodities, such as chemicals, plastics, aggregates, metals, steel and scrap and energy-related products. The location of mines, steel mills and aggregate facilities adjacent to CPR's rail lines provide for the convenient shipment of a diverse group of industrial products for a wide range of customers. CPR transports chemicals such as glycol, styrene and methanol (produced by the petrochemical industry in Alberta) to destinations within the domestic North American market and to trans-shipment destinations for export markets in the Pacific Rim. CPR, in connection with Union Pacific, has the shortest route connecting the U.S. Gulf Coast with Alberta petrochemical markets. CPR's geographic proximity and border connections to U.S. Class 1 carriers positions CPR to provide competitive service to this customer base. The industrial products group also utilizes Connetix, Tronicus and CPR's customer service team to increase its market share and to deliver growth in this competitive marketplace.

INTERMODAL

CPR's intermodal business accounted for approximately 25% of CPR's total freight revenues in fiscal 2002. This business line, which generally consists of high-value, time-sensitive shipments, has exhibited significant growth in recent years. CPR also believes that the intermodal business has attractive long-term growth prospects. To enhance competitiveness and prepare for continued growth, CPR has increased capacity at its efficient and modern intermodal terminals in Vancouver, Calgary, Chicago, Toronto and Montreal.

         IMPORT/EXPORT INTERMODAL
         ------------------------

Import/Export traffic primarily moves between the ports of Vancouver, Montreal, New York and Philadelphia to inland destinations across Canada and the U.S. Port of Vancouver import traffic carried by CPR is mainly long-haul business destined for eastern Canada that faces limited competition from the trucking market due to the significant distances involved. CPR's Trans-Pacific (Port of Vancouver - Chicago) and U.S. Northeast (to or from various terminals in eastern Canada and the U.S., to or from the Ports of Philadelphia and New York) container initiatives introduced in 1999, along with recent terminal investments, have proven successful in enhancing CPR's strategic position for future growth.

The overseas export component of the intermodal business depends on international economic conditions and is subject to competition among ports and shipping lines for business. CPR is the leading provider of rail service to the container shipping lines serving the Port of Montreal, maintaining a dominant market share through that port.

         NORTH AMERICAN INTERMODAL
         -------------------------

CPR's North American intermodal traffic is shipped between Toronto, Montreal, Chicago and several western Canadian cities. Transit times, on-time reliability and other service factors (including the provision of value-added services) heavily influence North American intermodal market share. CPR believes that strategic investments in

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

terminals and intermodal technology as well as developing and strengthening long-term strategic partnerships with major retailers and U.S. railways are key to CPR's success in this line of business.

         EXPRESSWAY
         ----------

CPR's proprietary Expressway product, which formally began operations in 2000, allows CPR to provide high-quality intermodal services in the short-haul market. Expressway works in partnership with the trucking industry by carrying standard, non-reinforced trailers between major urban centers. The trains CPR uses in the Expressway service are uniquely designed to provide the trailers and their contents a ride quality similar or superior to over-the-road transport. CPR believes that Expressway's operating system and partnership approach with motor carriers gives CPR a competitive advantage over other railways retailing specialty trailers in short-haul markets. Expressway also helps reduce traffic congestion caused by heavy truck traffic in those regions where the service operates. Although Expressway was only recently introduced, it is demonstrating significant potential in the Montreal-Toronto-Detroit corridor. CPR transported 59,000 trailers in 2001 and 83,000 in 2002. In late 2002, Expressway augmented its current fleet of 260 Expressway platforms with 50 additional ones and added a full-length yard track at its Toronto-West (Milton) Terminal in support of further growth to handle 104,000 trailers in 2003.


         OTHER BUSINESS
         --------------

CPR's operations include certain businesses that are not considered central to CPR's strategy, yet nonetheless provide additional revenue sources and growth prospects. For example, CPR has been successful in selling rights to lay fibre-optic cable on its rights-of-way.

CPR also works with governmentally-sponsored commuter rail authorities to develop infrastructure and operating agreements that benefit both parties. This often involves lease or sale of CPR assets that are needed by the commuter agency. CPR also contracts with selected "cruise train" operators to provide access to scenic portions of CPR's network. CPR's former business-car fleet has been turned into the "Royal Canadian Pacific" luxury train to tap into the high-end niche market for luxury excursions.

SAFETY

CPR's Safety and Health Management Committee, established in 1996, provides ongoing focus, leadership, commitment and support for efforts to improve the safety of CPR's operations and the safety and health of all CPR employees. A safety management process, called the Safety Framework, involves more than 1,000 employees in planning and implementing safety-related activities. This safety management process, combined with a planning process that encompasses all operational functions, ensures a continuous and consistent focus on safety.

For 2002, U.S. Federal Railroad Administration ("FRA") personal injuries per 200,000 employee hours (100 employee years) were 3.6, down approximately 8% from 2001 and down 20% since 1998. FRA reportable train accidents per million train miles declined to 1.8, down 10% from 2001 and down 18% since 1998.

COMPETITION

CPR's primary competitors for freight transportation in Canada and the U.S. include other railways and trucking companies. Competition is based mainly on price, service and accessibility to markets.

In Canada and the U.S., CPR is subject to competition for freight traffic from other Class 1 railways, particularly BNSF, CN, NS, CSX and Union Pacific.

The Canadian and U.S. trucking industry is comprised of a large number of for-hire carriers and sizeable shipper-owned fleets. Competition with the trucking industry is generally focused on freight rates, flexibility of service and transit time performance.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

In 2002, CPR became the first railway in North America to be approved under a new Canada Customs and Revenue Agency program to streamline clearance at the border for imports from the U.S. Under the Customs Self-Assessment ("CSA") program, goods and shippers approved as low risk have a virtual fast lane into Canada on CPR. Eligible goods include finished vehicles, parts for vehicles, food products and other common items, frequently imported from the U.S.

The CSA program reduces the cost of compliance with Canada's import regulations. Under the program, approved importers can file monthly summary customs reports on their shipments instead of a report on each shipment. Approved importers also benefit from improved efficiencies, as their goods can be delivered directly to their facilities without stopping for inspection at the border or waiting for customs clearance. CPR benefits from improved freight car velocity, as shipments for customers approved under CSA move seamlessly to their sidings.

LABOUR RELATIONS

As at March 3, 2003, CPR's workforce consisted of 15,427 employees, of which approximately 76% are unionized. About 80% of CPR's workforce is located in Canada. Unionized employees are represented by a total of 37 bargaining units. Seven bargaining units represent CPR employees in Canada and the remaining 30 represent employees in CPR's U.S. operations.

         LABOUR RELATIONS - CANADA
         -------------------------

At March 3, 2003, there are agreements in place with four of the seven bargaining units. Agreements with the bargaining units representing police, rail traffic controllers and train operating employees expired January 1, 2003, and negotiations are currently underway. Agreements with the two bargaining units representing clerical employees and track maintenance employees extend to the end of 2003, and agreements with freight car and locomotive repair employees and signal maintenance workers extend to the end of 2004.

The four agreements currently in effect provide for wage increases of 2% annually in 2001, 2002 and 2003. Of these agreements, the two that extend to the end of 2004 provide for a wage increase of 3% in the final year. All agreements contain improvements to health plans and pension and life insurance benefits, as well as work-rule changes designed to increase flexibility and reduce costs. Negotiations commenced in October 2002 with the bargaining units representing police, rail traffic controllers and train operating employees.

         LABOUR RELATIONS - U.S.
         -----------------------

CPR is party to collective agreements with 30 bargaining units in the U.S. This includes 16 bargaining units representing employees of CPR's Soo Line and 14 bargaining units representing employees of CPR's D&H. In the U.S., Class 1 railroads negotiate collectively on a national basis, which impacts the duration of the negotiating process with CPR's Soo Line. At the national level, the bargaining units for the track maintainers, the trainmen, the yardmasters and the boilermakers have ratified agreements that extend until the end of 2004. Although Soo Line does not participate at the national level, the parties traditionally incorporate many of the nationally negotiated terms into their settlements. Therefore, negotiations with most bargaining units at Soo Line are being held in abeyance pending the outcome of national settlements. The D&H is not a Class 1 railroad and therefore negotiates contracts independent of national negotiations.

         SOO LINE
         --------

At March 3, 2003, 15 of the 16 collective agreements applicable to Soo Line employees were up for renegotiation. An agreement with track maintainers extends to the end of 2004. Section VI notices indicating the intent to begin bargaining have been received from 14 of the remaining 15 bargaining units. Negotiations continue with the bargaining units representing locomotive engineers, the trainmen and the yardmasters. The bargaining unit representing train dispatchers is currently in mediation. Negotiations with the remaining bargaining units are being held in abeyance pending the resolution of national settlements.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

         D&H
         ---

At March 3, 2003, D&H had agreements in effect with four of its 14 bargaining units. Agreements with six of the bargaining units expired on January 1, 2003.
Section VI notices have already been received from five of these six bargaining units and negotiations will commence with all six bargaining units in 2003. There are four agreements that expired at the end of 2001, and negotiations are ongoing with these bargaining units. This includes the bargaining unit for the carmen that is currently in mediation. The four remaining agreements with the trainmen, track maintainers, yardmasters and police extend to the end of 2004.

ENVIRONMENTAL PROTECTION

CPR is governed by legislation and regulations in Canada and the U.S. relating to waste and wastewater management, storage tanks, contaminated sites, spill reporting and emergency response, environmental assessment, and other environmental matters.

CPR has implemented and trained its employees in environmental protection policies and procedures and has improved its environmental infrastructure by upgrading diesel fuel storage and dispensing areas, wastewater treatment plants and waste storage areas. CPR also has procedures in place to minimize the impact of its operations on ecologically sensitive areas, such as fish habitats and national parks. CPR continues to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, CPR has established a Strategic Emergency Response Contractor network and has located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response to environmental incidents. The contractor network was established in the U.S. Midwest and has been able to respond within three hours to incidents anywhere on the 3,200 miles of track in the region. This response time has become the target for CPR's entire system. In addition, CPR's emergency preparedness and response plans are regularly updated and tested to ensure rapid and effective action.

CPR undertakes environmental compliance audits or inspections of its operations to monitor environmental performance against federal, provincial, state and municipal regulations and against CPR's own environmental policies. In 2000, CPR's environmental audit program was benchmarked by an external consultant against the programs of Fortune 500 corporations from the automotive, utility and chemical industries. The consultant viewed the CPR programs, including documentation, to be superior in relation to the documentation and programs instituted by a number of other corporations in the Fortune 500 group.

CPR is investigating environmental contamination at an owned property in the United States that was leased to a third party. The costs of remediation at this site are not reasonably estimable at this time but could be material. CPR believes that the environmental condition was caused by the former lessee and not by the company. CPR has filed a claim against the former lessee seeking to recover all or substantially all of the costs of remediation and, if successful, expects that the net impact to the company will not be material.

In 1995, CPR recorded a provision of $144 million, before tax, to cover anticipated expenditures on environmental remediation programs through 2005. Environmental liability needs were re-evaluated in 1999, resulting in increased expected remediation costs of $50 million before tax.

CPR spent approximately $30 million in 2002 for environmental management. Of this amount, $10 million was spent on ongoing operations, $3 million was related to capital program upgrades and $17 million was spent under the remediation programs.

CPR became a Responsible Care(R) partner of the Canadian Chemical Producers Association in 1998. Responsible Care(R) is a chemical industry initiative that involves a public commitment to continually improve its environmental, health and safety performance.

CPR successfully completed its first verification in June 2002 and was granted "Responsible Care(R) practice-in-place" status.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

CPR also became a partner of the American Chemistry Council in 1999. As such, CPR is required to undergo verification every three years of its commitment to continuously improve its environmental, health and safety performance and community outreach efforts. The American Chemistry Council recently made verification mandatory for all member and partner companies. CPR is scheduled to be verified for the first time in the U.S. by 2004.

LITIGATION

As is to be expected during the normal course of business activity, CPR and its subsidiaries are involved in litigation incidental to their businesses. Management believes that it has made adequate provisions in its financial statements with respect to such litigation. Discussion of these provisions is provided in "Legal and Personal Injury Liabilities" under the heading "Critical Accounting Estimates" in the Management's Discussion and Analysis incorporated by reference into Item 6 of this Annual Information Form.

REGULATION AND OTHER ISSUES

CPR's rail operations in Canada are subject to regulation of rate setting, network rationalization and safety by the CTA and the federal Minister of Transport ("the Minister") under the CTA, the RAILWAY SAFETY ACT ("RSA") and certain other statutes. U.S. rail operations are subject to regulations administered by the U.S. Surface Transportation Board ("STB") and the FRA.

         CANADIAN REGULATION
         -------------------

CPR's economic activities, including matters relating to rates, level of service obligations and line discontinuance, are subject to the provisions of the CTA.

The CTA contains shipper rate and service protections, including final-offer arbitration, competitive line rates, and compulsory interswitching (which allows a shipper to request a railway to move its traffic to the nearest competitive interchange point with another railway within a 30-kilometre radius for a regulated fee). However, to gain recourse to certain of these protections, shippers must establish they would suffer substantial commercial harm if the relief sought were not granted. These shipper protections also extend to western grain transportation.

In 2000, the Minister initiated a review of the CTA to assess whether it provides Canadians with "an efficient, flexible and affordable transportation system". The report of the panel appointed by the Minister to conduct the review was released on July 18, 2001. The report acknowledged there is a significant level of competition within the Canadian transportation industry, railways are entitled to adequate financial returns, and railways have improved their productivity and returned productivity improvements to customers. In addition, the panel recognized that the freight rail system works well for the vast majority of users in most markets.

On February 25, 2003, the federal government introduced proposed changes to the CTA. The proposed changes contain miscellaneous amendments to the CTA. It is too soon to determine whether the proposed changes will be incorporated into legislation and what effect such changes might have on CPR.

During 2002, Ferroequus Railway Company Limited ("Ferroequus"), a company with no railway equipment or infrastructure, applied to the Canadian Transportation Agency ("the Agency") to obtain running rights over the tracks of CN from a CN/CPR interchange at Camrose, Alberta, to Prince Rupert, British Columbia, for the movement of grain shipments originating on CPR's railway lines. Following a public hearing, the Agency dismissed the application on the basis that it was not in the public interest. Ferroequus has appealed the decision.

Also in 2002, the Canadian Industrial Transportation Association applied to the Agency for a declaration that CPR's and CN's accessorial tariffs for demurrage, car storage and switching are contrary to the CTA and unlawful. The Agency dismissed the application on the basis that it did not have jurisdiction to deal with the matter. It also concluded that railway tariffs are commercial in nature and beyond regulatory control.

ITEM 4            NARRATIVE DESCRIPTION OF THE BUSINESS

--------------------------------------------------------------------------------

Pursuant to the CTA, CPR and CN are subject to prescribed limits on revenue from transporting western Canadian grain. Penalties may be imposed if these limits are exceeded. In 2002, the Agency determined that CPR and CN revenues for the movement of grain in western Canada did not exceed their limits for the 2001-2002 crop year.

Canada's federally-regulated railways are also subject to the RSA, which governs safety and operational aspects of the industry, as well as the Canadian Transportation Accident Investigation and Safety Board Act. The RSA was amended in 1999, providing new regulation-making powers to Transport Canada. Significant new regulations have been proposed, including regulations relating to rail safety management systems, crossing standards, whistle bans and the prevention of unauthorized access to railway rights-of-way. The regulations respecting rail safety management systems were implemented in 2001, with the remaining regulations expected to take effect in 2003. CPR is also subject to legislation relating to the environment and the transportation of hazardous materials. Amendments to the Transportation of Dangerous Goods regulations were enacted in August 2002.

         U.S. REGULATION
         ---------------

There have been efforts in recent years to re-regulate certain aspects of the U.S. rail industry previously deregulated under the Staggers Rail Act of 1980. Such re-regulation is opposed by the rail industry.

The STB regulates a variety of railway matters, including service levels, certain freight car rental payments, certain rail traffic rates, the terms under which railways may gain access to each other's facilities and traffic, mergers or acquisitions of railways and the abandonment, sale, and discontinuance of operations on rail lines.

In June 2001, the STB issued new regulations governing mergers and consolidation of Class 1 railways in the U.S. CPR believes these new regulations require applicants to demonstrate that a proposed transaction would be in the public interest and would enhance competition where necessary to offset any negative effects.

The FRA governs all safety-related aspects of railway operations within the U.S. and, therefore, has jurisdiction over CPR operations conducted within the U.S. State and local regulatory agencies may also exercise jurisdiction over certain safety and operational matters of local significance.

INSURANCE

CPR maintains policies of insurance to protect its operations. CPR's insurance policies include, but are not limited to, liability insurance covering its railway operations, directors and officers liability insurance, automobile insurance and property insurance, the latter including business interruption loss in the event of catastrophic damage to CPR's infrastructure. Only CPR's property coverage excludes terrorism, except for any relief provided by the U.S. Terrorism Risk Insurance Act. CPR believes that it has adequate insurance in place to protect CPR from known and unknown liabilities.

RELATED-PARTY TRANSACTIONS

In 2002, no rail services were provided to related parties.

CPR entered into agreements with former affiliate CP Ships Ltd. ("CP Ships"), a related party of CPR prior to completion of the Arrangement, for the transportation of CP Ships' container rail traffic through the Port of Montreal. The agreements provide for the use of CPR rail services for all of CP Ships' container rail traffic on specified routes to and from certain cities in Canada and the U.S. The agreements with CP Ships were to expire on January 31, 2004. However, the parties have entered into a new long-term agreement extending the arrangement to 2014. The terms of the new agreement do not differ materially from those contained in the agreements entered into prior to the completion of the Arrangement.

CPR has entered into an agreement with former affiliate Fording Inc. ("Fording"), a related party of CPR prior to completion of the Arrangement, for the transportation of all of the coal processed at Fording's mines in British Columbia to the Port of Vancouver. The initial term of the Fording agreement expires on March 31, 2005.

ITEM 5            SELECTED CONSOLIDATED FINANCIAL
                  AND OPERATING INFORMATION
--------------------------------------------------------------------------------

The following table presents selected financial and operating information for CPR for the years ended December 31, 1998 through 2002 for income statement data and December 31, 2000 through 2002 for all other financial and operating information presented.

                                             2002            2001          2000            1999             1998
                                             ----            ----          ----            ----             ----
INCOME STATEMENT DATA:                                       (IN MILLIONS, EXCEPT PER SHARE DATA)
                                                             ------------------------------------
Revenues                                    $3,665.6        $3,698.6      $3,655.1         $3,496.4         $3,472.1

Operating expenses, excluding                2,809.1         2,857.6       2,809.9          2,734.1          2,751.4
spin-off related and incentive
compensation charges (1)
                                          -----------     -----------    ----------    -------------     ------------
Operating income, excluding spin-off           856.5           841.0         845.2            762.3            720.7
related and incentive compensation
charges in 2001(1), restructuring,
environmental and Y2K charges in
1999 and sale of Coastal Marine
Operations and Y2K charges in 1998
(2)

Other charges, excluding foreign                21.8            26.4          21.0             21.8             13.6
exchange gains and losses on
long-term debt ("FX on LTD") and
bridge financing fees related to
spin-off (1)

Interest expense                               242.2           209.6         167.0            136.6            118.5

Income tax expense, excluding FX on            185.2           224.7         247.1            235.4            257.4
LTD, income tax recovery and income
tax on non-recurring items (1)(3)
                                          -----------     -----------    ---------- -- ------------- --- ------------
Income, excluding non-recurring               $407.3          $380.3        $410.1           $368.5           $331.2
items and FX on LTD  (1)(2)

FX on LTD (3)  (net of tax)                     16.7           (48.2)        (39.2)            37.5            (33.3)

Non-recurring items:

Sale of Coastal Marine Operations                 --              --            --               --             44.4

Restructuring and environmental                   --              --            --           (472.2)              --
charges

Y2K charges                                       --              --            --            (28.4)           (29.1)

Spin-off related and incentive                    --           (24.5)           --               --               --
compensation charges

Bridge financing fees related to                  --           (17.2)           --               --               --
spin-off

Income tax recovery                             72.0            64.0         131.7               --               --

Income tax on non-recurring items                 --            18.1            --            199.1             13.1
                                          -----------     -----------    ---------- -- ------------- --- ------------
Net income  (3)                               $496.0          $372.5        $502.6           $104.5           $326.3
                                          ===========     ===========    ========== == ============= === ============

Basic earnings per share, excluding            $2.57           $2.40         $2.59            $2.33            $2.09
non-recurring items and FX on LTD
(1)(2)(3)

Diluted     earnings    per    share,          $2.56           $2.39         $2.58            $2.32            $2.09
excluding  non-recurring items and FX
on LTD  (1)(2)(3)

Basic earnings per share (3)                   $3.13           $2.35         $3.18            $0.66            $2.06

Diluted earnings per share (3)                 $3.11           $2.34         $3.17            $0.66            $2.06

ITEM 5            SELECTED CONSOLIDATED FINANCIAL
                  AND OPERATING INFORMATION
--------------------------------------------------------------------------------

                                          2002            2001          2000
                                          ----            ----          ----
BALANCE SHEET DATA:                     (IN MILLIONS, EXCEPT PER SHARE DATA)
                                        ------------------------------------

Total assets (3)                         9,660.8         9,661.1       8,658.2

Long-term debt, excluding current        2,922.1         3,709.0       2,276.3
portion

Shareholders' equity                     3,386.4         2,972.4       3,435.6

FINANCIAL RATIOS:

Operating ratio, excluding non-            76.6%           77.3%         76.9%
recurring items (1)

Annual return on capital employed           13.3            13.8          15.2
(before taxes), excluding non-
recurring items and FX on LTD (4)
(%)

Annual return on capital employed            9.1             8.7           9.5
(after taxes), excluding non-recurring
items and FX on LTD (5)(%)

Debt to total capitalization (6)           47.3%           51.8%         39.1%

OPERATING DATA:

GTMs (millions)                          207,810         211,157       210,719

Average train weights (tons)               5,426           5,533         5,386

U.S. gallons of fuel per thousand           1.25            1.26          1.30
GTMs

Average number of active employees        16,116          16,987        17,965

-------------------------
Notes:

     (1) Excludes non-recurring items which are described under the heading "Non-Recurring Items" in the Management's Discussion and Analysis incorporated by reference into Item 6 of this Annual Information Form. These earnings measures have no standardized meanings and are not defined by Canadian GAAP and therefore may not be readily comparable to similar measures of other companies.

     (2) Excludes non-recurring items as follows: For 1999, $472.2 million ($284.4 million after tax) in restructuring and environmental charges and $28.4 million ($17.1 million after tax) in charges related to Y2K remediation work; and for 1998, a $44.4 million ($44.4 million after tax) gain on the sale of Coastal Marine Operations offset by $29.1 million ($16.0 million after tax) in charges related to Y2K remediation work.

     (3) Restated. Effective January 1, 2002, CPR was required to adopt retroactively with restatement the new Canadian Institute of Chartered Accountants accounting standard for the treatment of FX on LTD.

     (4) Earnings excluding non-recurring items and FX on LTD and before interest and taxes divided by average net-debt-plus-equity.

     (5) Annual return on capital employed (before taxes), excluding non-recurring items and FX on LTD, multiplied by one minus CPRC's normalized effective tax rate for each respective period.

     (6) Debt to total capitalization has been calculated by dividing total debt (being long-term debt including long-term debt maturing within one year plus advances from affiliates) by total capitalization (being total debt plus total shareholders' equity).

Reference is made to the factors affecting the comparability of the foregoing financial data in the subsections titled "Summary of significant accounting policies" and "Changes in accounting policy" set forth on pages 25 to 29 of the "Notes to Consolidated Financial Statements" in the Company's 2002 Annual Report.

ITEM 5            SELECTED CONSOLIDATED FINANCIAL
                  AND OPERATING INFORMATION
--------------------------------------------------------------------------------

DIVIDEND POLICY

Quarterly dividends of $0.1275 per common share were declared by the Board of Directors and were payable on January 28, 2002, April 29, 2002, July 29, 2002, and October 28, 2002 to holders of record on December 27, 2001, March 27, 2002, June 27, 2002, and September 27, 2002, respectively. In addition, a dividend of $0.1275 was declared on December 2, 2002, payable on January 27, 2003, to holders of record on December 27, 2002. The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects. The Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors' discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Finally, restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

ITEM 6            MANAGEMENT'S DISCUSSION AND ANALYSIS

--------------------------------------------------------------------------------

Reference is made to the section entitled "Management's Discussion and Analysis" set out on pages 1 to 19 of the Company's 2002 Annual Report and to the quarterly financial data set out on page 19 thereof, which are incorporated by reference in this Annual Information Form.

ITEM 7            MARKET FOR SECURITIES

--------------------------------------------------------------------------------

STOCK EXCHANGE LISTINGS

The common shares of CPR are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol CP.

ITEM 8            DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

The following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director's term of office expires.

DIRECTORS

NAME AND MUNICIPALITY OF RESIDENCE               POSITION HELD AND PRINCIPAL OCCUPATION WITHIN           YEAR OF ANNUAL
                                                     WITHIN THE PRECEDING FIVE YEARS (1)               MEETING AT WHICH
                                                                                                     TERM OF OFFICE EXPIRES
                                                                                                      AND A DIRECTOR SINCE
------------------------------------------      ------------------------------------------------     ----------------------
S.E. Bachand (2)(3)(5)                          Former President and Chief Executive Officer,                          2003
Ponte Vedra Beach, Florida                      Canadian Tire Corporation, Limited (hard                              (2001)
                                                goods retailer specializing in automotive, sports
                                                and leisure and home products)

J.E. Cleghorn, O.C., F.C.A. (2)(3)(6)           Chairman, SNC-Lavalin Group Inc.                                       2003
Toronto, Ontario                                (international engineering and construction                           (2001)
                                                firm)

J. Lamarre (3)(4)(6)                            President and Chief Executive Officer, SNC-                            2003
Montreal, Quebec                                Lavalin Group Inc. (international engineering                         (2001)
                                                and construction firm)

J.E. Newall, O.C. (2)(3)(4)(5)(6)               Chairman, Canadian Pacific Railway Limited,                            2003
Calgary, Alberta                                and NOVA Chemicals Corporation (chemicals                             (2001)
                                                company producing styrenics and olefins and
                                                polyolefin products)

Dr. J.R. Nininger (3)(4)(5)                     Retired President and Chief Executive Officer,                         2003
Ottawa, Ontario                                 The Conference Board of Canada (private not-                          (2001)
                                                for-profit research group)

M. Paquin (3)(4)                                President and Chief Executive Officer, Logistec                        2003
Montreal, Quebec                                Corporation (international stevedoring                                (2001)
                                                company)

M.E.J. Phelps, O.C. (3)(4)(5)                   Chairman, Dornoch Capital Inc. (private                                2003
West Vancouver, British Columbia                investment company)                                                   (2001)

R. Phillips, O.C. (2)(3)(6)                     Retired President and Chief Executive Officer,                         2003
Regina, Saskatchewan                            IPSCO Inc. (steel manufacturing company)                              (2001)

R.J. Ritchie                                    President and Chief Executive Officer,                                 2003
Calgary, Alberta                                Canadian Pacific Railway Limited                                      (2001)

The Rt. Hon.,                                   Chairman, Balfour Beatty plc (formerly BICC                            2003
The Viscount Weir (3)(4)(6)                     plc) (international construction group)                               (2001)
Ayrshire, Scotland

M. W. Wright (2)(3)(5)                         Retired Chairman of the Board, SUPERVALU                                2003
Longboat Key, Florida                          INC. (food distributor and grocery retailer)                           (2001)

ITEM 8            DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

Notes:

(1) S.E. Bachand was President and Chief Executive Officer of Canadian Tire Corporation, Limited from March 1993 to August 2000. He was also a director of Krystal Bond Inc. when it was cease traded on April 12, 2002, for failure to file financial statements, and it has since ceased to operate as a going concern. J.E. Cleghorn was Chairman and Chief Executive Officer of the Royal Bank of Canada from January 1995 to July 2001. J.E. Newall was Chief Executive Officer of NOVA Corporation from August 1991 to July 1998. Dr. J.R. Nininger was President and Chief Executive Officer of The Conference Board of Canada from September 1978 to August 2001. M.E.J. Phelps was Chairman and Chief Executive Officer of Westcoast Energy Inc. from June 1988 until March 2002. R. Phillips was President and Chief Executive Officer of IPSCO, Inc. from 1982 until December 2001. R.J Ritchie became President of Canadian Pacific Railway Company in July 1996 and continues to hold that position. The Rt. Hon., The Viscount Weir was Chairman, The Weir Group PLC from 1983 to January 1999. M.W. Wright was Chairman and Chief Executive Officer of SUPERVALU INC. from June 1981 until June 2001 and Chairman until June 2002.

(2)      Member of the Audit, Finance and Risk Management Committee.

(3)      Member of the Corporate Governance and Nominating Committee.

(4)      Member of the Environmental and Safety Committee.

(5)      Member of the Management Resources and Compensation Committee.

(6)      Member of the Pension Trust Fund Committee.





SENIOR OFFICERS

NAME AND MUNICIPALITY OF RESIDENCE              POSITION HELD                     PRINCIPAL OCCUPATION WITHIN THE
                                                                                        PRECEDING FIVE YEARS
-------------------------------------------     ---------------------    ---------------------------------------------------
J.E. Newall, O.C.                               Chairman of the          Chairman, NOVA Chemicals Corporation; Chief
Calgary, Alberta                                Board                    Executive Officer, NOVA Corporation
                                                                         (chemicals company producing styrenics, olefins
                                                                         and polyolefin products)

R.J. Ritchie                                    President and Chief      President and CEO, Canadian Pacific Railway
Calgary, Alberta                                Executive Officer        Company

E.V. Dodge                                      Executive Vice-          Executive Vice-President and Chief Operating
Calgary, Alberta                                President and Chief      Officer, Canadian Pacific Railway Company;
                                                Operating Officer        Executive Vice-President, Operations, Canadian
                                                                         Pacific Railway Company; President and Chief
                                                                         Executive Officer, Soo Line Railroad Company

M.T. Waites                                     Executive Vice-          Executive Vice-President and Chief Financial
Calgary, Alberta                                President and Chief      Officer, Canadian Pacific Railway Company;
                                                Financial Officer        Vice-President and Comptroller, Canadian Pacific
                                                                         Railway Company

ITEM 8            DIRECTORS AND OFFICERS

--------------------------------------------------------------------------------

NAME AND MUNICIPALITY OF RESIDENCE              POSITION HELD                     PRINCIPAL OCCUPATION WITHIN THE
                                                                                        PRECEDING FIVE YEARS
-------------------------------------------     ---------------------    ---------------------------------------------------

W.P. Bell                                       Vice-President,          Vice-President, Investor Relations, Canadian
Calgary, Alberta                                Investor Relations       Pacific Railway Company; Vice-President, E-
                                                                         Business, Canadian Pacific Railway Company;
                                                                         Vice-President, Logistics Systems, Canadian
                                                                         Pacific Railway Company

P. Clark                                        Vice-President,          Vice-President, Communications and Public
Calgary, Alberta                                Communications and       Affairs, Canadian Pacific Railway Company;
                                                Public Affairs           Vice-President, Corporate Communications,
                                                                         Westcoast Energy Inc. (integrated energy
                                                                         company)

W.D. Gantous                                    Vice-President and       Vice-President, Corporate Planning and Finance,
Calgary, Alberta                                Treasurer                Canadian Pacific Railway Company; Assistant
                                                                         Vice-President, Corporate Planning and Finance,
                                                                         Canadian Pacific Railway Company

B. Grassby                                      Vice-President and       Vice-President and Comptroller, Canadian Pacific
Calgary, Alberta                                Comptroller              Railway Company; Vice-President, Finance and
                                                                         Secretary, Controller and Assistant Secretary,
                                                                         CAE Electronics Ltd. (hi-tech electronics
                                                                         company)

M.M. Szel, Q.C.                                 Vice-President,          Vice-President, Strategy and Law, Corporate
Calgary, Alberta                                Strategy and Law,        Secretary, Canadian Pacific Railway Company
                                                Corporate Secretary

R.V. Horte                                      Senior Assistant         Assistant Corporate Secretary, Canadian Pacific
Calgary, Alberta                                Corporate                Railway Limited; Assistant Corporate Secretary,
                                                Secretary                Canadian Pacific Railway Company

G.A. Feigel                                     Assistant Corporate      Assistant Corporate Secretary, Canadian Pacific
Calgary, Alberta                                Secretary                Railway Company; Assistant Corporate Secretary,
                                                                         Canadian Pacific Limited

J.J. Doolan                                     Assistant Treasurer      Assistant Treasurer, Canadian Pacific Railway
Springbank, Alberta                                                      Company; President, River Ridge Financial
                                                                         Management Ltd. (financial consulting and
                                                                         management company); General Manager,
                                                                         Treasury, PanCanadian Petroleum Limited;
                                                                         Treasurer, PanCanadian Petroleum Limited;
                                                                         Comptroller, PanCanadian Petroleum Limited


SHAREHOLDINGS OF DIRECTORS AND OFFICERS

As at December 31, 2002, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 133,428 Common Shares in CPR, representing 0.084% of the outstanding Common Shares as of that date.

ITEM 9            ADDITIONAL INFORMATION

--------------------------------------------------------------------------------

When the securities of the Company are in the course of a distribution pursuant to a short-form prospectus, or a preliminary short-form prospectus has been filed in respect of a distribution of its securities, copies of the following documents may be obtained upon request from the Vice-President, Strategy and Law, Corporate Secretary, Canadian Pacific Railway Limited, Suite 500, 401-9th Avenue SW, Calgary, Alberta, T2P 4Z4:

         (i) this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

         (ii) the Company's comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and a copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

         (iii) the Company's information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

         (iv) any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus that are not required to be provided under paragraphs (i), (ii) or (iii).

At any other time, copies of any other documents referred to in paragraphs (i),
(ii) and (iii) above may be obtained upon request from the Vice-President, Strategy and Law, Corporate Secretary. A person who is not a security holder of the Company may be required to pay a reasonable charge for such copies.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company's comparative financial statements for its most recently completed financial year.