Form 40-F
period 2003-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2004-03-17
CIK 16875, 1166893

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)
(Exact name of Registrant as specified in its charter)

CANADA	4011	98-0355078
		(Canadian Pacific Railway Limited) 98-0001377 (Canadian Pacific Railway Company)
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Suite 500, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

(403) 319-7000
(Address and telephone number of Registrant’s principal executive offices)

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares of Canadian Pacific Railway Limited	New York Stock Exchange

Perpetual 4% Consolidated Debenture Stock of Canadian Pacific Railway Company	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

PRIOR FILINGS MODIFIED AND SUPERSEDED
CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT'S DISCUSSION AND ANALYSIS
DISCLOSURE CONTROLS AND PROCEDURES
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
CODE OF BUSINESS ETHICS
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS
CORPORATE GOVERNANCE GUIDELINES
COMMITTEE TERMS OF REFERENCE
DIRECTOR INDEPENDENCE
EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS
AUDIT COMMITTEE FINANCIAL EXPERTS
FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS
SERVICE ON OTHER PUBLIC COMPANY AUDIT COMMITTEES
PRINCIPAL ACCOUNTING FEES AND SERVICES - INDEPENDENT AUDITORS
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY INDEPENDENT AUDITORS
OFF-BALANCE SHEET ARRANGEMENTS
TABLE OF CONTRACTUAL COMMITMENTS
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
SIGNATURES
ITEM 2 CORPORATE STRUCTURE
ITEM 3 GENERAL DEVELOPMENT OF THE BUSINESS
ITEM 4 NARRATIVE DESCRIPTION OF THE BUSINESS
ITEM 5 SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
ITEM 6 MANAGEMENT'S DISCUSSION AND ANALYSIS
ITEM 7 MARKET FOR SECURITIES
ITEM 8 DIRECTORS AND OFFICERS
ITEM 9 ADDITIONAL INFORMATION
Ex-1.(a)
Ex-1.(b)
Ex-1.(c)

For annual reports, indicate by check mark the information filed with this form:

☒	Annual information form	☒	Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2003, 158,656,763 Common Shares of Canadian Pacific Railway Limited were issued and outstanding. At December 31, 2003, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES	______	NO	☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES	☒	NO	______

PRIOR FILINGS MODIFIED AND SUPERSEDED

     The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2003, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13, 14 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13846 (Canadian Pacific Railway Limited); and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited). The documents (or portions thereof) identified under the heading “Documents Filed as Part of This Report” below as forming part of this Form 40-F are incorporated by reference into the Registration Statement on Form F-9 No. 333-14014 (Canadian Pacific Railway Company) as exhibits thereto.

CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS

A.      Audited Annual Financial Statements

     For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 31 through 74 of the Registrants’ 2003 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 25 — Supplementary Data of the Notes to Consolidated Financial Statements on pages 66 through 74 of such 2003 Annual Report.

B.      Management’s Discussion and Analysis

     For management’s discussion and analysis, see pages 1 through 30 of the Registrants’ 2003 Annual Report incorporated by reference and included herein.

     For the purposes of this Annual Report on Form 40-F, only pages 1 through 74 of the Registrants’ 2003 Annual Report referred to above shall be deemed filed, and the balance of such 2003 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

DISCLOSURE CONTROLS AND PROCEDURES

     As of December 31, 2003, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2003.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

     During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrants’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrants’ internal control over financial reporting.

CODE OF BUSINESS ETHICS

     The Registrants revised their general Code of Business Ethics in 2003, in part to update and clarify certain provisions and also to ensure that it was in compliance with the new corporate governance standards of the New York Stock Exchange (“NYSE Standards”). The revised Code, approved by the board of Canadian Pacific Railway Limited (“CPRL”) in December 2003, applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the revised Code. The revised Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the revised Code, and all waivers of the revised Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS

     The Registrants have adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers. This code applies to the Registrants’ President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Vice-President and Comptroller. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE GUIDELINES

     The Registrants have adopted corporate governance guidelines regarding such matters as, but not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board. The guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.

COMMITTEE TERMS OF REFERENCE

     The terms of reference of each of the following committees of the Registrants are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them: the Audit, Finance and Risk Management Committee; the Corporate Governance and Nominating Committee; and the Management Resources and Compensation Committee.

DIRECTOR INDEPENDENCE

     The boards of the Registrants have adopted the criteria for director independence and unrelatedness: (a) prescribed by the Sarbanes-Oxley Act of 2002, Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder, for members of public company audit committees; and (b) set forth in the NYSE Standards and the Corporate Governance Guidelines of the Toronto Stock Exchange, as proposed to be amended in April and November 2002 (“TSX Guidelines”), in respect of public company directors. The boards also conducted a comprehensive assessment of each of their members as against these criteria and determined that all current directors, except R.J. Ritchie, have no material relationship with the Registrants and are independent and unrelated. Mr. Ritchie is not independent or unrelated by virtue of the fact that he is the President and Chief Executive Officer of the Registrants.

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS

     The Corporate Governance and Nominating Committees of the boards of the Registrants are comprised of the same directors, being all the non-management directors on the boards. The Corporate Governance and Nominating Committees of the Registrant meet prior to every meeting of the Registrants’ boards. They are chaired by Mr. J.E. Newall, who is also Chairman of the boards of the Registrants. Interested parties may communicate directly with Mr. Newall by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary
Canadian Pacific Railway
Suite 2000, 401 - 9th Avenue, S.W.
Calgary, Alberta
Canada
T2P 4Z4

AUDIT COMMITTEE FINANCIAL EXPERTS

     The following individuals comprise the entire membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

            Stephen E. Bachand
            John E. Cleghorn
            Roger Phillips
            Michael W. Wright

     Each of the aforementioned directors has been determined by the boards of the Registrants to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committees of the boards of both Registrants. Each of the aforementioned directors has also been determined by the boards of the Registrants to be independent within the criteria referred to above under the subheading “Director Independence”.

FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS

     The boards of the Registrants have determined that all members of the Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards and “accounting or related financial expertise” within the meaning of the TSX Guidelines. The boards have also adopted the definition of “financial literacy” contained in the practice notes of the TSX Guidelines and has determined that all members of the Audit Committees are financially literate within that definition.

SERVICE ON OTHER PUBLIC COMPANY AUDIT COMMITTEES

     Two members of the Registrants’ Audit Committees, J.E. Cleghorn and R. Phillips, each serve on a total of four public company audit committees. The boards of the Registrants do not limit the number of public company audit committees on which the members of the Audit Committees serve.

     The boards of the Registrants have determined that the service of Messrs. Cleghorn and Phillips on more than three public company audit committees does not impair their ability to effectively serve on the Audit Committees of the Registrants, for the following reasons:

•	Two of the public company audit committees on which they serve are the Audit Committees of the Registrants. As Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited, and the latter company carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in Canadian Pacific Railway Company, the workload of the Audit Committees is essentially equivalent to the workload of one public company audit committee;

•	Two of the public companies on whose audit committees Mr. Cleghorn serves have a holding company/operating company relationship similar to that between the Registrants. Consequently, the workload involved in such audit committees is essentially equivalent to the workload of one public company audit committee; and

•	Messrs. Cleghorn and Phillips are both retired chief executive officers of large public companies and qualify, and have been designated as, audit committee financial experts for the Registrants. As a result, they no longer have any day-to-day executive or managerial responsibilities and, in addition, bring to their roles on the Audit Committees of the Registrants considerable business experience and a highly-focused and effective approach to audit-related matters.

PRINCIPAL ACCOUNTING FEES AND SERVICES – INDEPENDENT AUDITORS

     Fees payable to the Registrants’ independent auditor, PricewaterhouseCoopers, LLP for the years ended December 31, 2003, and December 31, 2002, totaled $1,501,000 and $2,447,000, respectively, as detailed in the following table:

	Year ended December 31, 2003	Year ended December 31, 2002
Audit Fees	$855,000	$885,000
Audit Related Fees	$329,000	$245,000
Tax Fees	$310,000	$589,000
All Other Fees	$7,000	$728,000
TOTAL	$1,501,000	$2,447,000

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services consisted of: special attest services as required by various government entities; accounting consultations and special audits in connection with acquisitions; the audit of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; the audit of fuel indices; assistance with prospectus filings; and assistance with preparations for compliance with section 404 of the Sarbanes-Oxley Act of 2002.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits, the preparation of employee tax returns under the Registrants’ expatriate tax services program and assistance in completing routine tax schedules and calculations; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and, in 2002, assistance with tax filings in connection with the reorganization of the Registrants’ former parent company, Canadian Pacific Limited.

All Other Fees

     Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In 2003, these services consisted of assistance in reviewing an agreement and proposed transaction, and in 2002 of: assistance with insurance claims; consultation on computer systems for human resources, freight handling, management reporting and budgeting; financial information systems design and implementation services, which services were completed before July 30, 2002, and assistance with financial forecasting for a proposed joint venture.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS

     The Audit Committees pre-approve all audit services to be provided to the Registrants by their independent auditors. The Audit Committees’ policy regarding the pre-approval of non-audit services to be provided to the Registrants by their independent auditors is that all such services shall be pre-approved by the Audit Committees or by the Chairman of the Audit Committees, who must report all such pre-approvals to the Audit Committees at their next meeting following the granting thereof. Non-audit services that are prohibited to be provided to the Registrants by their independent auditors may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committees or their Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.

OFF-BALANCE SHEET ARRANGEMENTS

     A description of the Registrants’ off-balance sheet arrangements is set forth on page 19 of the Registrants’ 2003 Annual Report incorporated by reference and included herein.

TABLE OF CONTRACTUAL COMMITMENTS

     The table setting forth the Registrants’ contractual commitments is set forth on page 20 of the Registrants’ 2003 Annual Report incorporated by reference and included herein.

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

B.      Consent to Service of Process

     A Form F-X signed by Canadian Pacific Railway Limited and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000. A Form F-X signed by Canadian Pacific Railway Company and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 1992.

SIGNATURES

     Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants) Signed: Robert V. Horte Name: Robert V. Horte Title: Corporate Secretary Date: March 16, 2004

DOCUMENTS FILED AS PART OF THIS REPORT

1.	Annual Information Form of the Registrants for the year ended December 31, 2003.

2.	Annual Report of the Registrants for the year ended December 31, 2003, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements of the Registrants as of December 31, 2003 and for each of the three years then ended[1].

EXHIBITS

A.	Consent of PricewaterhouseCoopers, Independent Accountants.

B.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

[1]	For the purposes of this Annual Report on Form 40-F, only pages 1 through 74 of the Registrants’ 2003 Annual Report referred to above shall be deemed filed, and the balance of such 2003 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

ITEM 1	COVER PAGE
ITEM 2	CORPORATE STRUCTURE
ITEM 3	GENERAL DEVELOPMENT OF THE BUSINESS
ITEM 4	NARRATIVE DESCRIPTION OF THE BUSINESS
ITEM 5	SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION
ITEM 6	MANAGEMENT'S DISCUSSION AND ANALYSIS
ITEM 7	MARKET FOR SECURITIES
ITEM 8	DIRECTORS AND OFFICERS
ITEM 9	ADDITIONAL INFORMATION

Notes:

•	In this Annual Information Form (“AIF”), all dollar amounts are in Canadian dollars unless otherwise noted.

•	Portions of the AIF are disclosed in the Annual Report to Shareholders for the year ended December 31, 2003 and are incorporated by reference into the AIF.

ITEM 2   CORPORATE STRUCTURE

Canadian Pacific Railway Limited

Canadian Pacific Railway Limited (“the Company” or “CPR”) was incorporated on June 22, 2001, as “3913732 Canada Inc.” pursuant to the Canada Business Corporations Act (“the CBCA”). On July 20, 2001, CPR amended its Articles of Incorporation to change its name to “Canadian Pacific Railway Limited”. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) whereby it distributed to its common shareholders all of the shares of newly-formed corporations holding the assets of four of CPL’s five primary operating divisions. The Arrangement was effected as an arrangement pursuant to section 192 of the CBCA. On September 26, 2001, the Arrangement was approved by the shareholders of CPL and Canadian Pacific Railway Company (“CPRC”), previously a wholly-owned subsidiary of CPL, was transferred to CPR effective October 1, 2001. In this Annual Information Form, unless the context requires otherwise, “CPR” and “the Company” refers to Canadian Pacific Railway Limited and, where applicable, its subsidiaries, including CPRC.

CPR’s registered office, executive offices and principal place of business are located at Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

ITEM 2   CORPORATE STRUCTURE

Principal Subsidiaries

The table below sets out the Company’s principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities currently owned directly or indirectly by the Company:

			Percentage of
			non-voting
			securities
			beneficially owned,
		Percentage of	or over which
		voting securities	control or
	Incorporated under	held directly or	direction is
Principal Subsidiary	the laws of	indirectly	exercised
Canadian Pacific Railway Company	Canada	100%	Not applicable.
Soo Line Corporation	Minnesota	100%	Not applicable.
Soo Line Railroad Company(1)	Minnesota	100%	Not applicable.
Delaware and Hudson Railway Company, Inc.(1)	Delaware	100%	Not applicable.

Notes:

(1)	Soo Line Railroad Company and Delaware and Hudson Railway Company, Inc. are wholly-owned subsidiaries of Soo Line Corporation.

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

Significant Acquisition

Pursuant to the Arrangement, CPRC became a wholly-owned subsidiary of CPR effective October 1, 2001.

Development of CPR

CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From its inception over 120 years ago, CPRC has developed into a fully-integrated and technologically-advanced Class 1 railway (a railroad earning revenues of US$258.5 million annually) providing rail and intermodal freight transportation services over a 13,850-mile network serving the principal business centres of Canada, the U.S. Midwest and the U.S. Northeast.

Of the total mileage operated by CPR, approximately 6,900 miles are located in western Canada, 2,200 miles in eastern Canada, 3,250 miles in the U.S. Midwest and 1,500 miles in the U.S. Northeast. CPR owns 9,550 miles of track and an additional 4,300 miles of track are jointly owned, leased or operated under trackage rights.

CPR’s business is based on funnelling traffic from network feeders and connectors, carrying railway traffic to and from the main rail lines, onto a 4,700-mile high-density, high-quality railway network. CPR has extended its network reach by establishing alliances and connections with other major Class 1 railways in North America, which allows CPR to provide competitive product offerings and access to markets across North America and, via the Port of Montreal, Québec, and the Port of Vancouver, British Columbia, to markets in Europe and the Pacific Rim, respectively.

CPR’s network accesses the U.S. market directly through two wholly-owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class 1 railway operating in the U.S. Midwest; and Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major U.S. Northeast markets including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.

Strategy

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in cooperation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships and alliances with other railroads and transport companies in North America. CPR’s overall marketing and sales activities within each business group are focused on targeted growth, product efficiency and maximizing value from existing assets.

Recent History

Since 1997, CPR has focused on franchise renewal, increasing network efficiency, asset maintenance efficiency and asset utilization, train operations productivity and labour productivity. The following table summarizes the impact of these strategies on a number of industry recognized performance indicators:

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

	Year ended December 31
Performance Indicators	2003	2002	2001	2000	1999
Traffic density
(GTMs(1) per mile of road operated, before track on which CPR has haulage rights (thousands))	15,884	15,107	15,326	15,183	13,453
Employee productivity (GTMs per average active employee (thousands))	13,640	13,005	12,535	11,798	10,080
Fuel efficiency (U.S. gallons of fuel per 1,000 GTMs)	1.25	1.24	1.25	1.29	1.37
Locomotive utilization (GTMs per active locomotive per day (thousands))	659	673	681	652	578
Total operating expenses per GTM (cents)*	1.33	1.34	1.34	1.33	1.42
Average train weights (tons)	5,492	5,473	5,580	5,418	5,127
Annual return on capital employed (after taxes)(%)(3)	7.3	9.1	8.7	9.5	9.1
Operating income ($ millions)*(2)	740.6	856.5	841.0	845.2	762.3
Operating ratio (%)*	79.8	76.6	77.3	76.9	78.2

*Excludes other specified items.

Notes:

(1)	Gross Ton-Miles (“GTM”) of freight measure the movement of total train weight over one mile in a year. The total train weight is comprised of the weight of the freight cars, their contents and locomotives being returned to terminals.

(2)	For reconciliation to GAAP operating income see Income Statement Data table in Item 5.

(3)	Return on capital employed (after taxes) is calculated as income, before other specified items and FX on LTD, less interest expense, divided by average net-debt-plus-equity, and multiplied by one minus CPRC’s normalized tax rate for each respective period.

Network Efficiency

CPR continues to increase the capacity of its core franchise through infrastructure-sharing and joint-service programs with other railways, strategic capital investment programs, and operating plan strategies. Combined with the continued improvement of CPR’s locomotive fleet, these strategies enable CPR to achieve more predictable and fluid train operations between major terminals.

CPR has expanded its physical network with the following infrastructure-sharing and joint-service programs:

•	CPR-CSX Transportation, Inc. (“CSX”) track connection at Detroit, Michigan reduces transit times and improves consistency of service between eastern Canada and the U.S. Midwest;

•	CPR-Union Pacific Corporation (“Union Pacific”) provides joint service from western Canada to the U.S. Pacific-Northwest, California and Arizona and to Texas/Mexico and Kansas/Missouri; and

•	CPR-Norfolk Southern Corporation joint intermodal service between the Port of New York/New Jersey and eastern Canada reduces transit times for import-export shippers. CPR constructed a new passing siding at Clarks Summit, Pennsylvania and granted Norfolk Southern Railway Company (“NS”) trackage rights between Sunbury, Pennsylvania and Mechanicville, New York in order to increase traffic and improve freight service to upstate New York, northern Pennsylvania and New England.

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

In 2002 and 2003, CPR spent approximately $25 million to extend the length of 16 rail sidings throughout northern and eastern Ontario in order to increase operating efficiency and reduce costs. A siding is a limited length of track parallel to the main line and linked to it at both ends by switches, enabling trains running in either direction to pass each other. Longer sidings permit the use of longer and fewer trains. It also permits fewer locomotives to be used to move the same amount of freight in a given rail corridor. CPR has identified other corridor bottlenecks on its network and a plan is in place to provide appropriate capacity in order to increase train density and fluidity on all its major routes.

In 2003, CPR sold a lower-density 12.6-km (7.8-mile) rail line in northern New Brunswick known as the Edmunston Spur to Canadian National Railway (“CN”). This line runs between Grand Falls and Cyr Junction, near St. Leonard, New Brunswick. CPR also sold a 32.5-mile rail line that runs from Madison to Watertown, Wisconsin to the Wisconsin & Southern Railroad.

Franchise Renewal

Franchise renewal is an integral part of CPR’s multi-year capital program. From 2001 to 2003 the Company has invested approximately $1.9 billion in its core assets. CPR continually refines its investment program in order to generally keep annual average capital spending at approximately 18% of revenues while also increasing funding of network maintenance programs to ensure its plant, property, and equipment assets are well maintained. Through its franchise renewal program, CPR continues to focus its capital spending on those assets that improve its capacity and productivity and the reliability of its services.

CPR’s annual program to modernize and upgrade its core strategic assets typically includes track and facilities (including rail yards and intermodal terminals); locomotives; information technology; and freight cars and other equipment investments. Over the three-year period from 2001 to 2003, CPR invested approximately $1.2 billion in track and facilities, about $250 million in locomotives, and approximately $446 million in information technology, growth initiatives, freight cars and other equipment.

Locomotive Fleet Modernization

CPR has upgraded its locomotive fleet with the acquisition of high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior haulage capacity relative to standard direct current (“DC”) locomotives. CPR’s locomotive fleet now includes 507 AC locomotives, representing approximately 47% of CPR’s road-freight locomotive fleet, and handling about 65% of CPR’s workload. This investment has improved CPR’s service reliability and has produced cost savings in fuel, equipment rents and maintenance. It has also allowed CPR to remove from service 147 older DC locomotives in the last three years and enabled CPR to more efficiently utilize its repair and maintenance facilities.

Railcar Fleet Modernization

Starting in 1998, and continuing through 2003, CPR undertook a freight-car modernization program to fully leverage its rail network and locomotive fleet. The program’s general aim included the following objectives:

1.	increase the productivity and standardization of each car fleet;

2.	secure lower lease costs by reducing CPR’s reliance on short-term leasing; and

3.	improve customer satisfaction through the introduction of higher-capacity cars.

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

In 2003, CPR introduced its Intermodal Fleet Renewal (“IFR”) initiative in order to increase the density of its intermodal trains and allow CPR to move more containers with fewer trains. The plan of the IFR is to bring on 5,500 new double-stack cars in 2003 and 2004 that will be a mix of both 53- and 40-foot equipment.

Freight cars owned and long-term leased

	2003	2002	2001

Covered Hoppers(1)	25,100	23,200	23,800
Open Tops	4,600	5,500	4,000
Box Cars	7,000	7,800	7,900
Gondolas	2,500	2,500	2,500
Flats	2,700	2,000	1,400
Intermodal	2,600	3,100	3,500
Automotive	3,100	3,500	3,300

Total	47,600	47,600	46,400

(1)	includes 9,000 government cars.

Strengthening Business Fundamentals

Yield Management

CPR believes that its customers, many of whom compete in global markets, demand competitively priced transportation service. In order to offer competitive prices to its customers, CPR has redesigned its train operations and terminal processes and is continually working at increasing productivity through cost-reduction programs and improving asset utilization through initiatives aimed at targeted growth, product efficiency and maximizing value from existing resources. CPR has a Price and Yield management team to standardize price- and yield- business processes across the Company.

Train Operations Productivity

In 1999, CPR introduced a new operating plan to increase productivity, improve asset utilization and enhance service quality for customers. This means CPR is running longer, heavier trains more consistently to make connections and meet delivery commitments for less cost.

In December of 2003, CPR became the first railway in North America to operate intermodal freight trains with mid-train remote-control (Locotrol) locomotives. These remote-control units enable CPR to run intermodal trains approaching three kilometres in length through the winter. CPR extended the area of its Locotrol operation to encompass Moose Jaw, Saskatchewan to Toronto, Ontario and extended the use of Locotrol from exclusively bulk train operation to intermodal and mixed-manifest trains.

Asset Maintenance Efficiency

CPR has improved the efficiency of its repair facilities primarily through outsourcing arrangements and by reducing the costs of maintenance. CPR has improved the reliability of its locomotive fleet by entering into warranty service agreements with suppliers pursuant to which suppliers have made strict performance commitments.

In the second quarter of 2001, CPR entered into an agreement with Alstom Canada Inc. for the lease and operation of CPR’s Ogden maintenance and repair shop in Calgary, CPR’s primary rebuilding and heavy-repair facility.

In May 2002, CPR closed its Frog Shop in Lethbridge, Alberta. The shop produced second-hand frogs (a track component that allows trains to cross from one adjacent track to another) for use on CPR’s network.

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

In January 2003, coinciding with the purchase of 46 new AC locomotives, CPR announced an expansion of its warranty service agreements in eastern Canada, pursuant to which diesel locomotive manufacturers manage the ongoing servicing of CPR locomotives using CPR employees. As a result, approximately 70% of CPR’s locomotive fleet is covered by service agreements containing strict performance commitments.

Information Technology

As a 24-hour-a-day, 7-day-a-week business, CPR relies heavily on its computer systems to schedule all components of its operations. Computer applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. CPR uses intricate automated traffic-forecasting systems, determines car routings and yard workloads using bypass and circuitry analysis software, and generates time-distance diagrams to examine track capacity.

CPR has substantially completed the implementation of a suite of new operating systems, collectively referred to as “Service Excellence”. This investment in information technology has assisted CPR in becoming a scheduled railway operation, by helping increase the productivity of CPR’s asset base and improving customer service. The final step in the Service Excellence program is the implementation of the TYES software program in 2004. The TYES application is a rail-yard management system that manages shipment connections from train-to-train.

CPR is currently investing in a new application called TRIEX that will improve the efficiency and customer-service capabilities in its intermodal business. CPR is developing TRIEX in co-operation with a U.S.-based software firm. The Company expects TRIEX will be installed in early 2005. CPR is also updating its train-control system by moving it to a more current technological platform, thereby extending the life of this critical system by many years in line with the overall strategy of optimizing assets.

In late 2003, a transfer of assets to IBM Canada Ltd. was part of a seven-year, $200-million agreement reached with IBM to operate and enhance CPR’s computer infrastructure. CPR expects that this arrangement will reduce its costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service.

Low-Cost Scheduled Railway — Simplification of Processes

CPR invested $3.3 billion in track infrastructure, terminals, rolling stock and information technology from 1997 through 2000 and a further $1.9 billion between 2001 and 2003 to support the implementation of its scheduled railway operating philosophy. CPR believes improving its scheduled railway operations will further increase productivity, improve asset utilization and enhance service quality. This will be accomplished by continuing to refine the operating plan, making strategic capital investments aimed at reducing or eliminating existing train length and weight limitations while increasing traffic density and asset velocity, and entering into additional co-production initiatives with other Class 1 railway companies to more effectively utilize available networks.

Integrated Operating Plan

In May 1999, CPR launched its scheduled railway Integrated Operating Plan (“IOP”). Under the IOP, trains are scheduled to run consistently and at times agreed upon by CPR and the customer, thereby ensuring connections at intermediate terminals are made and delivery commitments are met. A plan is established for each rail car covering its entire trip from point of origin to final destination. Cars with similar destinations are consolidated into blocks, thus reducing delays at intermediate locations by simplifying processes for employees, eliminating the duplication of work and helping to ensure fluid rail yards and terminals. These efficiencies help reduce transit times for shipments throughout CPR’s network and increase car availability for customers. Since the implementation of the IOP, CPR has improved on-time performance of its premium intermodal train services and has increased terminal performance for its customers while delivering a significant reduction in the cost base of its operations.

CPR now operates a scheduled railway and strives to deliver high service quality to its customers and achieve a high level of efficiency through improved asset utilization. CPR is committed to further pursuing methods to improve the scheduling of trains with other railways and to develop systems designed to share advanced information, thereby improving service. In 2003, CPR’s approach to scheduled-railway operations won the Franz Edelman Award for Achievement in Operations Research and the Management Sciences.

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

Labour Productivity and Efficiency

CPR continually takes steps to increase the effectiveness of its organizational structure in order to increase its productivity and efficiency. Since 1996, the Company has centralized its management team to improve communication and decision-making, simplified the organization’s management structure, and increased the responsibility given to management personnel. CPR regularly reviews its organizational processes, workforce needs and related organizational costs, thereby improving the productivity and efficiency of its workforce while reducing expenses. For example, CPR eliminated approximately 1,900 permanent positions in 2000 (representing approximately 10% of its workforce), including positions in management, administration, maintenance shops, train operations and track maintenance.

In 2001, CPR launched further cost-reduction initiatives, including the integration of the St. Lawrence & Hudson Railway Company Limited (previously a CPR subsidiary operating in eastern Canada), which have resulted in the elimination of approximately 800 positions. In addition, approximately 600 positions were transferred to service suppliers, who were able to improve utilization of CPR facilities through access to a larger customer base.

During 2002, CPR began new restructuring initiatives to reduce costs by eliminating an additional 85 positions. In the second quarter of 2003, CPR began a productivity program that will eliminate 820 positions by the end of 2005 through consolidation of administrative functions, applications of new information technology to improve the productivity of administrative functions and yard operations, and improvements in car and locomotive maintenance efficiency. The Company eliminated 360 positions under this new program by the end of 2003. Since January 1, 1996, CPR has reduced its total workforce by 30%.

In order to stimulate and reward employee participation in CPR’s efficiency initiatives, CPR has implemented a number of incentive-based compensation programs designed to allow eligible employees, both unionized and non-unionized, to share in the savings they help generate for CPR.

North American Railway Franchise

CPR believes it is well positioned to achieve its goals because of its network and assets, its emphasis on customer service and its team of dedicated employees.

Network and Assets — The competitive strengths of CPR’s network and assets include the following:

•	CPR offers access to U.S. markets through 11 major interchanges and strong alliances with other Class 1 railways;

•	CPR handles the largest volume of intermodal containers through the Port of Montreal, a major North American gateway for European trade;

•	CPR has competitive access to new, state-of-the-art facilities at the Port of Vancouver, a major shipping gateway to and from Pacific Rim markets;

•	CPR offers the shortest rail route from the Port of Vancouver to the Chicago, Illinois rail hub;

•	CPR has made significant investments in efficient AC locomotives; and

•	CPR has invested strategically in new computer operating systems, enabling CPR to operate more effectively and efficiently for the benefit of its customers while further enhancing its scheduled-railway operations.

Customer-Oriented Initiatives — CPR believes that its emphasis on customer service has differentiated CPR from its competitors and has allowed its customers to compete effectively in their respective markets, while permitting CPR to retain and enhance its customer base. Some of CPR’s customer-oriented initiatives are as follows:

•	CPR has extended its rail lines directly to the new facilities of some of its key customers;

•	CPR has introduced services and acquired assets that are custom-designed for certain of its key customers;

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

•	CPR’s service quality has helped to motivate several of its significant intermodal customers to locate large distribution centres adjacent to CPR’s intermodal terminals (for example, Sears, Canadian Tire and Consolidated Fastfrate); and

•	CPR has achieved a strong market position across a diversified base of customers and products through its cross-functional approach.

Dedicated Employees — CPR considers its team of employees to be its most valued asset. Through results-sharing programs, CPR’s employees have financial incentives to help CPR attain its goals.

Extending Franchise Reach

CPR aims to continue to increase revenue through initiatives designed to extend its business beyond the physical railway network, thereby providing the flexibility needed to capture market share from its competitors. CPR plans to extend its franchise reach by creating new markets and by concentrating on providing new products, expanded truck-rail transfer facilities and improved, value-added service through customer-relationship management.

New Product Offerings

CPR works with its customers to develop and introduce new products into the marketplace. For example, CPR introduced its “Trans-Pacific” initiative, a highly-efficient, freight-transportation service between the Port of Vancouver and Chicago for import-export intermodal containers. By working with the Port of Vancouver and the shipping lines to establish Vancouver, British Columbia as the preferred port for North America-bound deliveries from the Pacific Rim, CPR has created a competitive route for the movement of containers into the Chicago market. CPR continues to secure long-term agreements with customers in this corridor and has signed agreements with OOCL, Cosco, China Shipping, NYK, Columbus Lines and Lykes Lines Limited LLC, which are among, or are affiliated with, the world’s largest container shipping companies.

Expanded Truck-Rail Transfer Facilities

CPR has also extended its franchise reach through the use of truck-rail transfer facilities, which it uses to gain competitive access to key resource production areas not directly served by the CPR network. This service will be provided through its logistics and supply chain division called Canadian Pacific Logistics Solutions (“CPLS”), which is further described below in the business categories.

Customer Relationship Management

The customer service team, located in Winnipeg, Manitoba; Calgary, Alberta; and Minneapolis, Minnesota, aims to provide value to customers through the use of technology, a formalized cross-functional approach to problem solving and the development of new opportunities for customers. CPR’s customer service group also includes a damage-prevention team, which works with customers to ensure proper loading techniques are employed, enabling shipments to arrive in good condition.

CPR has put in place a customer relationship management (“CRM”) program directed at understanding and anticipating the needs of its current and potential customers. This program has better positioned CPR to:

•	understand customer needs and expectations;

•	deliver the expected product quality;

•	work with customers to generate new product ideas;

•	manage and improve the overall customer experience with CPR; and

•	continuously improve CPR’s performance.

CPR will continue to build on this success through strengthened customer relationships and an increased focus on sustainable growth opportunities.

ITEM 3   GENERAL DEVELOPMENT OF THE BUSINESS

Railway Partnerships and Alliances

In order for certain customers to transport their goods from their desired points of origin to their desired final destination points, goods may have to travel on more than one railway. Transfers of goods from railway to railway can cause delays and service interruptions. CPR’s rail network connects to other North American rail carriers and in partnership continues to co-develop processes and products designed to provide seamless and efficient scheduled train service to these customers.

Recent Class 1 railway initiatives include:

•	a joint CPR-Union Pacific service from western Canada to the U.S. Pacific-Northwest, California and Arizona via Kingsgate, British Columbia;

•	a joint CPR-Union Pacific service from western Canada to the Texas/Mexico and Kansas/Missouri markets via Minneapolis;

•	a joint CPR-NS intermodal service between the Port of New York/New Jersey and eastern Canada;

•	CPR-NS trackage-rights agreement to handle NS traffic over CPR’s D&H lines in the U.S. Northeast; and

•	a joint CPR-Union Pacific service from eastern Canada to the U.S. Gulf Coast and Mexico.

In addition, CPR also works with smaller (short-line or non-Class 1) railways to develop partnerships that benefit both parties.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Network and Right of Way

CPR’s network, shown in the map below, extends from the Port of Vancouver in Canada’s west to the Port of Montreal in Canada’s east and to the industrial centres of Chicago; New York City, New York; Newark, New Jersey; Buffalo, New York; Philadelphia and Washington, D.C. in the U.S.

The CPR network consists of four primary corridors: the Western Corridor, the Southern Corridor, the Central Corridor and the Eastern Corridor. Each of these corridors is complemented by a number of collector and feeder lines.

The Western Corridor: Vancouver-Moose Jaw

Overview — The Western Corridor links Vancouver with Moose Jaw, which is the western-Canadian terminus of CPR’s Southern and Central corridors. This corridor provides the shortest rail route for most bulk products transported from western Canada to the Port of Vancouver. It is also an important part of CPR’s highly competitive service routes between Vancouver and the U.S. Midwest and between Vancouver and the major population centres in central and eastern Canada.

Products — The Western Corridor is CPR’s primary route for bulk and resource-products traffic from western Canada destined to the Port of Vancouver for export. Significant volumes of import-export intermodal containers and domestic general merchandise traffic are also handled over the Western Corridor. At its busiest location, the Western Corridor handles an average of approximately 33 trains per day.

Feeder Lines — The Western Corridor is supported by two significant feeder lines, being the “Coal Route”, which connects the Western Corridor to coal producing centres in southeastern British Columbia and the “Calgary-Edmonton Corridor” which provides rail access to central Alberta’s petrochemical industries, natural resources markets and Edmonton, Alberta.

Connections — CPR’s Western Corridor connects with Union Pacific at Kingsgate. This route forms part of the “Pacific Can-Am Corridor”, which provides direct rail service to locations in California. The Western Corridor also connects with the Burlington Northern Santa Fe Railway (“BNSF”) at Coutts, Alberta and New Westminster, British Columbia, and with BC Rail at North Vancouver, British Columbia.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Yards and Repair Facilities — Rail operations on the Western Corridor are supported by major rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. In addition, CPR has significant intermodal terminals at Vancouver, Calgary and Edmonton, as well as locomotive and rail car repair facilities at Vancouver, Calgary and Moose Jaw.

The Southern Corridor: Moose Jaw-Chicago

Overview — CPR’s Southern Corridor connects with the Western Corridor at Moose Jaw and runs directly through Milwaukee, Wisconsin and the twin cities of Minneapolis and St. Paul, Minnesota, and south to Chicago providing a direct, single carrier route between western Canada and major population centres in the U.S. Midwest.

Products — Predominant markets served on the Southern Corridor include import-export intermodal containers handled at the Port of Vancouver and Canadian fertilizers, chemicals, grain, automobiles and U.S. agricultural products. At its busiest location, the Southern Corridor handles an average of approximately 19 trains per day, excluding passenger and commuter trains.

Feeder Lines — A significant feeder line connecting Glenwood, Minnesota and Winnipeg supports the Southern Corridor. This line is both a gathering network for U.S. grain as well as a route for Canadian fertilizers destined to the U.S.

CPR has operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. This line provides an outlet for grain from U.S. Midwest origins to the grain terminals located at Duluth and Superior.

Through a combination of operating rights and owned lines, CPR provides service from Chicago to Louisville, Kentucky. In addition to general merchandise traffic, a significant amount of coal traffic from southern Indiana coalmines is handled on this line.

Connections — The Southern Corridor connects with all major railways at Chicago. Outside of Chicago, there are major connections with BNSF at Minneapolis and at Minot, North Dakota; with Union Pacific at St. Paul; and with CSX and NS at Louisville. The Southern Corridor is also linked to several short-line railways primarily serving grain-producing areas in the U.S.

Yards and Repair Facilities — Rail operations on the Southern Corridor are supported by major rail yards located at Chicago, St. Paul and Glenwood. At Chicago, CPR has a 49% ownership interest in the Indiana Harbor Belt Railway Company, a switching railway serving the Greater Chicago and northwest Indiana areas. CPR has two significant intermodal terminals at Chicago and one at Minneapolis. In addition, CPR has a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago.

The Central Corridor: Moose Jaw-Toronto

Overview — The Central Corridor extends from Moose Jaw, through Winnipeg, and then to its eastern terminus at Toronto. The Central Corridor is complemented by a secondary route, leased and operated by Ottawa Valley Railway, which connects Sudbury, Ontario and Smiths Falls, Ontario and expedites the movement of CPR traffic between Montreal and western Canada. This corridor offers shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via the Western Corridor — a key element of CPR’s transcontinental intermodal and other competitive services.

Products — Major traffic categories on the Central Corridor include Canadian grain, industrial products, intermodal containers, automobiles and general merchandise. The Central Corridor is critical to CPR’s fast-growing intermodal business and it also provides access to the Port of Thunder Bay, Ontario, Canada’s primary Great Lakes bulk terminal. At its busiest location, the Central Corridor handles an average of approximately 20 trains per day.

Feeder Lines — The Central Corridor is supported by a significant feeder line connecting Edmonton with Winnipeg through Saskatoon, Saskatchewan. This is an important Canadian grain and fertilizer collector. As noted above, the line connecting Winnipeg with the Southern Corridor at Glenwood is both a gathering network for U.S. grain as well as a route for Canadian fertilizers destined to the U.S.

Connections — The Central Corridor connects with BNSF at Emerson, Manitoba, as well as a number of short-line railways.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Yards and Repair Facilities — CPR’s rail operations on the Central Corridor are supported by major rail yards at Thunder Bay, Ontario; Winnipeg; and Toronto. The intermodal facility in the northern Toronto suburb of Vaughan is the largest intermodal facility in the Canada. CPR also operates intermodal terminals at Saskatoon and Regina, Saskatchewan; Thunder Bay; and Winnipeg.

CPR has significant locomotive repair facilities in Winnipeg and Toronto, and has car-repair facilities at Winnipeg, Thunder Bay and Toronto.

The Eastern Corridor

Overview — The Eastern Corridor provides CPR with an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The “Montreal-Chicago Corridor” supports CPR’s leading market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest. The Montreal-Chicago Corridor consists of a CPR-owned and maintained route between Montreal, Quebec and Detroit coupled with a long-term rail car haulage contract with CSX that links Detroit with the CPR-owned infrastructure at Chicago.

Products — The predominant products handled by CPR over the Eastern Corridor are import-export intermodal containers, automobiles, industrial products and motor carrier trailers on CPR’s roll-on/roll-off “Expressway” service. At its busiest location, the Eastern Corridor handles an average of approximately 20 trains per day, excluding passenger and commuter trains.

Feeder Lines — The Eastern Corridor connects with a number of important feeder lines. The route between Sunbury, Pennsylvania and Montreal, in combination with trackage rights over other railways, provides CPR with direct access to New York City; Albany, New York; Philadelphia; Newark; and Washington, D.C. The line between Guelph Junction, Ontario and Binghamton, New York, including trackage rights over NS lines, links the southern Ontario industrial region with key U.S. connecting rail carriers at Buffalo, and with the Montreal to Sunbury line at Binghamton.

Connections — The Eastern Corridor connects with all major railways at Chicago. Major connections with NS are also located at Detroit, Buffalo; Allentown, Pennsylvania and Harrisburg, Pennsylvania. Major connections with CSX are also located at Detroit, Buffalo, Albany and Philadelphia.

Yards and Repair Facilities — In addition to yards and terminals already mentioned above at Toronto and Chicago, CPR’s rail operations on the Eastern Corridor are supported by major rail yards at Montreal and Binghamton. Intermodal facilities are located at Montreal, Detroit, and Windsor, Ontario. There is also a second intermodal facility in Toronto dedicated to serving the Eastern Corridor. Expressway terminals are located at Montreal, Toronto, Windsor and Detroit.

In addition to repair facilities mentioned above at Toronto and Chicago, CPR has a locomotive-repair facility and a car-repair facility located at Montreal.

Other — On June 18, 2003 CPR announced the restructuring of the D&H. CPR will restructure its northeastern U.S. operations to create a more cost-effective and flexible railway network and has begun discussions with a number of interested parties about ways to generate higher traffic volumes and greater earnings.

Right of Way

CPR’s rail network is standard gauge, which is used by all of the major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on over 96% of CPR’s mainline. Virtually all of the network and primary feeder trackage is 100-pound rail or heavier, suitable for movements of 286,000-pound cars, the North American rail industry’s preferred car size.

CPR uses different train control systems on different portions of its owned track, depending on the volume of rail traffic. Centralized traffic control (“CTC”) signals are used to authorize the movement of trains where traffic is heaviest. Approximately 3,450 miles of the network are controlled with CTC signals.

Where rail traffic is lightest, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In areas of intermediate traffic density, CPR uses an automatic block signalling system (“ABS”) in conjunction with the written instructions from rail traffic controllers. Approximately 700 miles of the network have ABS in place.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Rolling Stock

The following table summarizes the locomotive fleet owned or leased by CPR, including the age distribution of the locomotive fleet:

Number of Locomotives
(owned and leased)

	Road Freight
Age in Years	AC	DC	Road Switcher	Yard Switcher	Total
0-5	323	—	—	—	323
6-10	184	—	—	—	184
11-15	—	67	—	—	67
16-20	—	55	94	8	157
Over 20	—	464	170	257	891

Totals	507	586	264	265	1,622

In addition to its locomotive fleet, CPR owns or leases approximately 47,600 freight cars, of which approximately 20,700 cars are owned. Long-term leases on approximately 2,900 cars are scheduled to expire during 2004, and the leases on approximately 6,900 additional cars are scheduled to expire before the end of 2007. The above freight car count also includes 9,000 hopper cars owned by federal or provincial government agencies.

Business Categories

CPR provides the shortest rail route for most bulk products transported from western Canada to the Port of Vancouver. CPR also provides highly competitive service routes between Vancouver and the U.S. Midwest and between Vancouver and the major population centres in central and eastern Canada. The CPR network provides a strategic link between the Port of Montreal and the U.S. Midwest. CPR also serves the major eastern population centres of Montreal, Toronto, Newark, New York City, Buffalo, Philadelphia and Washington, D.C. CPR serves a wide range of customers, with no single customer accounting for more than 10% of total freight revenue.

The mix of products CPR transports has changed significantly over the past six years. The following table shows the comparison of the percentage of CPR’s total freight revenue that it has derived from each of its major lines of business in 2003 versus 1998. CPR’s business balance has changed as the needs of its customers have changed and the intermodal market has grown:

Business Category	2003	1998
Bulk	43%	50%
Merchandise	30%	30%
Intermodal	27%	20%

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Freight Revenues

The following table summarizes CPR’s freight revenues since 2001.

		Fiscal 2003		Fiscal 2002		Fiscal 2001
		Growth		Growth		Growth
		Rate		Rate		Rate
		as Compared		as Compared		as Compared
	Fiscal	to Fiscal	Fiscal	to Fiscal	Fiscal	to Fiscal
Business Category	2003	2002	2002	2001	2001	2000
	(in $ millions, except percentages)
Bulk
Grain	644	2.1%	631	(15.8)%	749	(0.8)%
Coal, sulphur and fertilizer	862	2.1%	844	(1.3)%	855	5.0%
Total bulk	1,506	2.1%	1,475	(8.0)%	1,604	2.2%
Merchandise
Automotive	304	(8.7)%	333	9.5%	304	(0.3)%
Forest products	329	(8.6)%	360	1.7%	354	(3.3)%
Industrial products	400	(5.2)%	422	(2.0)%	431	(1.6)%
Total merchandise	1,033	(7.4)%	1,115	2.4%	1,089	(1.8)%
Intermodal	940	6.6%	882	9.7%	804	2.8%
Total freight revenues	3,479	0.2%	3,472	(0.7)%	3,497	1.1%

Bulk

CPR’s bulk business, comprised of grain, coal, sulphur and fertilizers, represented approximately 43% of total freight revenues in 2003. CPR provides bulk transportation services along the shortest routes from major production areas in British Columbia, Alberta and Saskatchewan to the Port of Vancouver.

Grain

CPR’s grain business comprised approximately 18% of total freight revenues in 2003. Canadian grain traffic consists of both grain (primarily wheat, barley and canola) and grain products grown or processed largely in western Canada and moved by rail to both domestic markets within North America and various export markets. Canadian grain intended for export is shipped primarily via the ports of Vancouver; Thunder Bay, and Prince Rupert, British Columbia.

Continued use of MaxTrax, CPR’s order-fulfillment system for Canadian grain, allows CPR’s grain shippers to pre-order the railcars they need, and has improved the planning and efficiency of grain movement, resulting in improved asset utilization and a reduced fleet size.

CPR’s total revenues on Canadian grain shipments to Vancouver (for export) and to Thunder Bay (for export or domestic consumption) are subject to a revenue formula by virtue of amendments to the Canada Transportation Act (the “CTA”), which came into effect on August 1, 2000. The revenue formula for CPR, specified in the legislation, is adjusted in each crop year to take into account changes in the volume of grain shipped, the average length of haul and the prices of railway input factors.

CPR ships grain from North Dakota, South Dakota and Minnesota primarily to mills located near populated U.S. centres and destined for various export ports including the U.S. Pacific Northwest, the twin ports of Duluth/Superior and the Gulf of Mexico.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Coal

CPR’s coal businesses represented approximately 13% of total freight revenues in 2003. In Canada, CPR transports metallurgical coal from mines in southeastern British Columbia to port terminals for export to world markets, particularly the Pacific Rim. The mines located on CPR’s lines, some of the most efficient in North America, produce high-quality coal and have long-life reserves. The U.S. coal business handled by CPR consists mainly of thermal coal and petroleum coke, transported mainly within the Midwest U.S.

Sulphur and Fertilizers

Sulphur and fertilizers business represented approximately 12% of total freight revenues in 2003.

     Sulphur

Sulphur is a by-product of the oil and gas industry that is used in the production of sulphuric acid, which is used in the production of phosphate fertilizers. CPR provides rail transportation services from the key production facilities in Canada to the U.S. and offshore markets — mainly China, Brazil, Australia, Mexico and South Africa — via the Port of Vancouver.

     Fertilizers

The two main segments of the fertilizer business are potash and chemical fertilizers. CPR’s potash business moves primarily from Saskatchewan to markets in the U.S. and offshore countries through the ports of Vancouver and Portland, Oregon. Chemical fertilizers are transported to Canadian and northern U.S. markets from key production areas in the Canadian Prairie provinces. Traffic is also received from U.S. railroads serving the southeastern U.S. phosphate fertilizer producers. CPR has long-term, inflation-protected contracts with most of its major fertilizer customers.

Merchandise

CPR’s merchandise business represented approximately 30% of total freight revenues in 2003. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products.

Automotive

CPR’s automotive business represented approximately 9% of total freight revenues in 2003. CPR transports vehicles to and from several automotive plants in Ontario. Automotive business consists of the transportation of domestic and import vehicles, automotive parts and agricultural equipment from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplace.

Forest Products

CPR’s forest products business represented approximately 9% of total freight revenues in 2003, transporting a variety of forest products including wood pulp, lumber, newsprint, paper, panel board and fibreboard. CPR mainly moves wood pulp from British Columbia and eastern Canada, lumber from British Columbia and newsprint from eastern Canada, primarily destined for the U.S.

Industrial Products

CPR’s industrial products business represented approximately 12% of freight revenues in 2003. The industrial products business line includes many input commodities, such as chemicals, plastics, aggregates, metals, steel and scrap and energy-related products. CPR transports chemicals such as glycol, styrene, methanol and ethanol to destinations within the domestic North American market and to export markets in the Pacific Rim.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Intermodal

CPR’s intermodal business accounted for approximately 27% of CPR’s total freight revenues in fiscal 2003. This business line, which generally consists of high-value, time-sensitive shipments, has grown significantly in recent years. CPR also believes that the intermodal business has attractive, long-term growth prospects. To enhance competitiveness and prepare for continued growth, CPR has increased capacity at its intermodal terminals in Vancouver, Calgary, Chicago, Toronto and Montreal.

Import/Export Intermodal

The international segment handles mainly containers of consumer goods between the ports of Vancouver, Montreal, New York and Philadelphia and inland Canadian and U.S. destinations.

North American Intermodal

North American intermodal traffic, transporting mainly retail goods, moves between Toronto, Montreal, Chicago and several western Canadian cities. CPR has entered into co-location initiatives, under which major retailers have built regional distribution facilities adjacent to certain CPR intermodal terminals.

Expressway

CPR’s expressway provides high-quality intermodal services in the short-haul market. Expressway works in partnership with the trucking industry by carrying standard, non-reinforced trailers between major urban centres. A number of major motor carriers serving the automotive, resource, food and retail sectors use Expressway.

Canadian Pacific Logistics Solutions

Canadian Pacific Logistics Solutions (CPLS) is a newly formed division of CPR which provides consulting services, logistics management, operations support and transloading (the transfer of a shipment from one mode of transportation to another).

Other Business

CPR earns additional revenues through the sale or lease of its assets. These arrangements include infrastructure and operating agreements with government-sponsored commuter rail authorities, the sale of CPR’s rights to lay fibre-optic cable along its track right-of-way and contracts with passenger service operators. CPR also operates the “Royal Canadian Pacific”, a luxury train composed of CPR’s historic business car fleet.

Safety

CPR’s Safety and Health Management Committee, established in 1996, provides ongoing focus, leadership, commitment and support for efforts to improve the safety of CPR’s operations, and the safety and health of all CPR employees. The Company’s safety management process, called the Safety Framework, involves more than 1,000 employees in planning and implementing safety-related activities. This safety management process, combined with a planning process that encompasses all operational functions, ensures a continuous and consistent focus on safety.

In 2003, U.S. Federal Railroad Administration (“FRA”) personal injuries per 200,000 employee hours (100 employee years) were 3.1, down approximately 14% from 2002 and down 30% since 1999. FRA reportable train accidents per million train miles were 1.8, the same as in 2002, and are down approximately 14% since 1999.

Competition

CPR’s primary competitors for freight transportation in Canada and the U.S. include other railways and trucking companies. In Canada and the U.S., CPR is subject to competition for freight traffic from other Class 1 railways, particularly BNSF, CN, NS, CSX and Union Pacific. Competition is based mainly on price, service and accessibility to markets. Competition with the trucking industry is generally focused on freight rates, flexibility of service and transit time performance.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

In 2002, CPR became the first railway in North America to be approved under a new Canada Border Services Agency program to streamline clearance at the border for imports from the U.S. Under the Customs Self-Assessment (“CSA”) program, goods and shippers approved as low risk have a virtual fast lane into Canada on CPR. Eligible goods include finished vehicles, parts for vehicles, food products and other common items frequently imported from the U.S.

The CSA program reduces the cost of compliance with Canada’s import regulations. Under the program, approved importers can file monthly summary customs reports on their shipments instead of a report on each shipment. Approved importers also benefit from improved efficiencies, as their goods can be delivered directly to their facilities without stopping for inspection at the border or waiting for customs clearance. CPR benefits from improved freight car velocity, as shipments for customers approved under CSA can move more easily across the U.S. border.

Most recently, CPR and the Canadian and U.S. customs agencies signed a declaration of principles to further enhance security at the Canada-U.S. border and to ensure secure rail access to the U.S. The joint government-industry initiative to enhance the security of U.S.-bound rail shipments ensures trade continues to flow between the two countries. These discussions were part of the larger process of implementing the Smart Border Declaration adopted by Canada and the U.S. in December 2001.

CPR also secured accreditation under U.S. Customs and Border Protection (“C&BP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program. C-TPAT is a joint government-business initiative designed to build cooperative relationships that strengthen overall supply chain and border security.

CPR and customs officials are working to implement the measures outlined in the declaration of principles.

Labour Relations

As at December 31, 2003, approximately 78% of CPR’s workforce is unionized, with approximately 81% of CPR’s workforce located in Canada. Unionized employees are represented by a total of 37 bargaining agents. Seven bargaining agents represent CPR employees in Canada and the remaining 30 represent employees in CPR’s U.S. operations.

Labour Relations — Canada

Agreements are currently in place with four of the seven bargaining units in Canada. Of the collective agreements currently in effect, two expire at the end of 2004, the Canadian Auto Workers (“CAW”) and the International Brotherhood of Electrical Workers (“IBEW”), and two expire at the end of 2005, the Rail Canada Traffic Controllers (“RCTC”) and the Canadian Pacific Police Association (“CPPA”).

Collective agreements with freight car and locomotive repair employees (represented by the CAW) and signal maintenance employees (represented by the IBEW) provide for wage increases of 2% annually in 2001, 2002 and 2003 and 3% in 2004 and contain improvements to health plans, pension and life insurance benefits, as well as work-rule changes designed to increase flexibility and reduce costs.

In June 2003, members of the CPPA ratified a three-year agreement. In August 2003, the RCTC also ratified a three-year agreement. Both agreements are in effect until the end of 2005 and allow for wage increases for 2003, 2004 and 2005 of 2%, 3% and 2%, respectively. They include benefit plan, pension and work-rule changes designed to contain costs and maximize value for employees.

Train crew employees have elected the Teamsters Canada Rail Conference as their bargaining agent, replacing the Canadian Council of Railway Operating Unions (“CCROU”). CPR’s collective agreement with the CCROU expired on December 31, 2002, however, negotiations had been suspended pending the outcome of the representational vote by union members. CPR expects to begin negotiating a collective agreement in 2004.

A three-year collective agreement was ratified in January 2004 by members of the United Steel Workers of America (“USWA”). The agreement with the USWA, which represents clerical employees of CPR, extends to the end of 2006.

Negotiations with the Brotherhood of Maintenance of Way Employees (“BMWE”) have been delayed due to an attempt by another union to represent the BMWE membership. At this time, management is unable to predict when bargaining may resume with the union, which represents employees who maintain CPR’s track.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

Labour Relations — U.S.

CPR is party to collective agreements with 30 bargaining units in the U.S. This includes 16 bargaining units representing employees of CPR’s Soo Line and 14 bargaining units representing employees of CPR’s D&H. In the U.S., Class 1 railroads negotiate collectively on a national basis, which impacts the duration of the negotiating process with CPR’s Soo Line. At the national level, the bargaining units for the track maintainers, trainmen, yardmasters, boilermakers, locomotive engineers, clerks, and signalmen have ratified agreements that extend until the end of 2004. Although Soo Line does not participate at the national level, the parties traditionally incorporate many of the nationally negotiated terms into their settlements. As many of the national agreements were just finalized in the latter part of 2003, Soo Line negotiations are now progressing. The D&H is not a Class 1 railroad and therefore negotiates contracts independent of national negotiations.

Soo Line

Fifteen of the 16 collective agreements applicable to Soo Line employees expired at the end of 1999. The collective agreement with the track maintenance workers (BMWE) extends to the end of 2004. At December 31, 2003, Section VI notices indicating the intent to begin bargaining had been received from all of the remaining bargaining units. Negotiations continue with the bargaining units representing locomotive engineers, trainmen, yardmasters, clerks and signalmen. The bargaining unit representing train dispatchers is currently in mediation. Negotiations with the remaining bargaining units are being held in abeyance pending the resolution of national settlements.

D&H

At December 31, 2003, D&H had agreements in effect with four of its 14 bargaining units. Agreements with six of the bargaining units expired on January 1, 2003. Section VI notices have already been received from five of these six bargaining units. There are four agreements that expired at the end of 2001 and negotiations are ongoing with these bargaining units. This includes the bargaining unit for the carmen that is currently in mediation. The four remaining agreements with the trainmen, track maintainers, yardmasters and police extend to the end of 2004.

Environmental Protection

CPR is governed by legislation and regulations in Canada and the U.S. relating to waste and wastewater management, storage tanks, contaminated sites, spill reporting and emergency response, environmental assessment, and other environmental matters.

CPR has implemented and trained its employees in environmental protection policies and procedures and has improved its environmental infrastructure by upgrading diesel fuel storage and dispensing areas, wastewater treatment plants and waste storage areas. CPR also has procedures in place to minimize the impact of its operations on ecologically sensitive areas, such as fish habitat and national parks. CPR continues to focus on preventing spills and other incidents that may have a negative impact on the environment. As a precaution, CPR has established a Strategic Emergency Response Contractor network and has located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response to environmental incidents. The Company established the contractor network in the U.S. Midwest and the network has been able to respond within three hours to incidents anywhere on the 3,200 miles of track in the region. The Company has set this response time as the target for CPR’s entire system. In addition, CPR regularly updates and tests its emergency preparedness and response plans to ensure rapid and effective action.

CPR undertakes environmental compliance audits or inspections of its operations to monitor environmental performance against federal, provincial, state and municipal regulations and against CPR’s own environmental policies. In 2000, CPR’s environmental audit program was benchmarked by an external consultant against the programs of Fortune 500 corporations from the automotive, utility and chemical industries. The consultant assessed CPR’s programs, including documentation, to be superior in relation to the documentation and programs instituted by a number of other corporations in the Fortune 500 group.

Site investigation and characterization are ongoing at a U.S. location where environmental contamination has been identified at sites formerly leased to third parties by Soo Line. Soo Line is participating in the State of Minnesota’s voluntary investigation and clean up program and the site is the subject of ongoing fieldwork that is being undertaken in conjunction with the appropriate State authorities, to determine the extent and magnitude of the contamination and the appropriate remediation plan.

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

At this time, the investigative fieldwork has not been completed, the extent and magnitude of the contamination have not yet been determined and no remediation action plan has been developed. Soo Line has initiated civil litigation against its former lessees and expects to ultimately recover a substantial portion of its investigative and clean-up costs.

In 1995, CPR recorded a provision of $144 million, before tax, to cover anticipated expenditures on environmental remediation programs. The Company re-evaluated its environmental liability needs in 1999 and as a result it increased expected remediation costs by $50 million before tax. Other smaller adjustments to the environmental remediation program and related accruals are made by the Company annually, or as required, based on ongoing changes to, and analysis of, the remediation program and related costs.

CPR spent approximately $38 million in 2003 for environmental management. Of this amount, $15 million was spent on ongoing operations, including $2.4 million for the disposal of derailment wastes, $3 million was related to capital program upgrades and $20 million was spent under remediation programs.

CPR became a Responsible Care® partner of the Canadian Chemical Producers Association in 1998. Responsible Care® is a chemical industry initiative that involves a public commitment to continually improve the industry’s environmental, health and safety performance. CPR successfully completed its first Responsible Care® verification in June 2002 and was granted “Responsible Care® practice-in-place” status.

CPR also became a partner of the American Chemistry Council in 1999. As such, CPR is required to undergo verification every three years of its commitment to continuously improve its environmental, health and safety performance and community outreach efforts. The American Chemistry Council recently made verification mandatory for all member and partner companies. CPR is scheduled to be verified for the first time in the U.S. by 2006.

Regulation and Other Issues

CPR’s rail operations in Canada are subject to regulation of service, rate setting, network rationalization and safety by the CTA, the Railway Safety Act (“RSA”) and certain other statutes. The Company’s U.S. rail operations are subject to regulations administered by the U.S. Surface Transportation Board (“STB”) and the FRA.

Canadian Regulation

CPR’s economic activities, including matters relating to rates, level of service obligations and line discontinuance, are subject to the provisions of the CTA.

The CTA contains shipper rate and service protections, including final-offer arbitration, competitive line rates, and compulsory interswitching (which allows a shipper to request a railway to move its traffic to the nearest competitive interchange point with another railway within a 30-kilometre radius for a regulated fee). However, to gain recourse to certain of these protections, shippers must establish that they would suffer substantial commercial harm if the relief sought were not granted. These shipper protections also extend to western grain transportation.

In 2000, the Minister of Transport (“the Minister”) initiated a review of the CTA to assess whether it provides Canadians with “an efficient, flexible and affordable transportation system”. The report of the panel appointed by the Minister to conduct the review was released on July 18, 2001. The report acknowledged there is a significant level of competition within the Canadian transportation industry, railways are entitled to adequate financial returns, and railways have improved their productivity and returned productivity improvements to customers. In addition, the panel recognized that the freight rail system works well for the vast majority of users in most markets.

On February 25, 2003, the federal government introduced a bill with miscellaneous changes to the CTA. The bill did not become legislation. It is not known whether the federal government will reintroduce the proposed changes in the current or any future Parliament.

During 2002, Ferroequus Railway Company Limited (“Ferroequus”), a company with no railway equipment or infrastructure, applied to the Canadian Transportation Agency (“the Agency”) to obtain running rights over the tracks of CN from a CN/CPR

ITEM 4   NARRATIVE DESCRIPTION OF THE BUSINESS

interchange at Camrose, Alberta, to Prince Rupert, British Columbia, for the movement of grain shipments originating on CPR’s railway lines. Following a public hearing, the Agency dismissed the application on the basis that it was not in the public interest. Ferroequus’ appeal of the Agency’s decision was dismissed by the Federal Court of Appeal.

Pursuant to the CTA, CPR and CN are subject to prescribed limits on revenue from transporting western Canadian grain. Penalties may be imposed if these limits are exceeded. In 2003, the Agency determined that CPR and CN revenues for the movement of grain in western Canada did not exceed their limits for the 2002 - 2003 crop year.

Canada’s federally-regulated railways are also subject to the RSA, which governs safety and operational aspects of the industry, as well as the Canadian Transportation Accident Investigation and Safety Board Act. The RSA was amended in 1999, providing new regulation-making powers to Transport Canada. Significant new regulations have been proposed, including regulations relating to rail safety management systems, crossing standards, whistle bans and the prevention of unauthorized access to railway rights-of-way. The regulations respecting rail safety management systems were implemented in 2001. The remaining regulations took effect in 2003. CPR is also subject to legislation relating to the environment and the transportation of hazardous materials. Amendments to the Transportation of Dangerous Goods regulations were enacted in August 2002.

U.S. Regulation

There have been efforts in recent years to re-regulate certain aspects of the U.S. rail industry previously deregulated under the Staggers Rail Act of 1980. The rail industry opposes such re-regulation.

The STB regulates a variety of railway matters, including service levels, certain freight car rental payments, certain rail traffic rates, the terms under which railways may gain access to each other’s facilities and traffic, mergers or acquisitions of railways and the abandonment, sale, and discontinuance of operations on rail lines.

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

Insurance

CPR maintains insurance policies to protect its operations. CPR’s insurance policies include, but are not limited to, liability insurance covering its railway operations, directors and officers liability insurance, automobile insurance and property insurance. The latter includes business interruption loss in the event of catastrophic damage to CPR’s infrastructure. Only CPR’s property coverage excludes terrorism, except for any relief provided by the U.S. Terrorism Risk Insurance Act. CPR believes that it has adequate insurance in place to protect the Company from known and unknown liabilities.

Related-party Transactions

In 2003, CPR provided no rail services to related parties.

CPR entered into agreements with former affiliate CP Ships Ltd. (“CP Ships”), a related party of CPR prior to completion of the Arrangement, for the transportation of CP Ships’ container rail traffic through the Port of Montreal. The agreements provide for the use of CPR rail services for all of CP Ships’ container rail traffic on specified routes to and from certain cities in Canada and the U.S. The agreements with CP Ships were to expire on January 31, 2004. However, the parties have entered into a new long-term agreement extending the arrangement to 2014. The terms of the new agreement do not differ materially from those contained in the agreements entered into prior to the completion of the Arrangement.

CPR has entered into an agreement with former affiliate Fording Inc. (“Fording”), a related party of CPR prior to completion of the Arrangement, for the transportation of all of the coal processed at Fording’s mines in British Columbia to the Port of Vancouver. The initial term of the Fording agreement expires on March 31, 2005.

ITEM 5   SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

The following table presents selected financial and operating information for CPR for the years ended December 31, 1999 through 2003 for income statement data and December 31, 2000 through 2003 for all other financial and operating information presented.

	2003	2002	2001	2000	1999
	(in millions, except per share data)
INCOME STATEMENT DATA:
Revenues	$3,660.7	$3,665.6	$3,698.6	$3,655.1	$3,496.4
Operating expenses, before other specified items(1)(2)	2,920.1	2,809.1	2,857.6	2,809.9	2,734.1

Operating income, before loss on transfer of assets to outsourcing firm and special charge for labour restructuring and asset impairment in 2003, spin-off related and incentive compensation charges in 2001(1), and restructuring, environmental and Y2K charges in 1999(2)	740.6	856.5	841.0	845.2	762.3
Other charges, before foreign exchange gains and losses on long-term debt (“FX on LTD”) and bridge financing fees related to spin-off(1)	33.5	21.8	26.4	21.0	21.8
Interest expense	218.7	242.2	209.6	167.0	136.6
Income tax expense, before FX on LTD, income tax recovery and income tax on other specified items(1)(2)(3)	152.2	185.2	224.7	247.1	235.4

Income, before other specified items and FX on LTD(1)(2)	$336.2	$407.3	$380.3	$410.1	$368.5
FX on LTD(3) (net of tax)	224.4	16.7	(48.2)	(39.2)	37.5
Other specified items:
Loss on transfer of assets to outsourcing firm	(28.9)	—	—	—	—
Restructuring, asset impairment and/or environmental charges	(228.5)	—	—	—	(472.2)
Y2K charges	—	—	—	—	(28.4)
Spin-off related and incentive compensation charges	—	—	(24.5)	—	—
Bridge financing fees related to spin-off	—	—	(17.2)	—	—
Revaluation of future income taxes	59.3	—	—	—	—
Tax rate change effect on future income tax liability	(52.7)	—	—	—	—
Income tax recovery	—	72.0	64.0	131.7	—
Income tax on other specified items	88.9	—	18.1	—	199.1

Net income(3)	$398.7	$496.0	$372.5	$502.6	$104.5

Basic earnings per share, before other specified items and FX on LTD(1)(2)(3)	$2.12	$2.57	$2.40	$2.59	$2.33
Diluted earnings per share, before other specified items and FX on LTD(1)(2)(3)	$2.11	$2.56	$2.39	$2.58	$2.32
Basic earnings per share(3)	$2.51	$3.13	$2.35	$3.18	$0.66
Diluted earnings per share(3)	$2.51	$3.11	$2.34	$3.17	$0.66

ITEM 5   SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

	2003	2002	2001	2000
	(in millions, except per share data)
BALANCE SHEET DATA:
Total assets(3)	$9,957.1	$9,660.8	$9,661.1	$8,658.2
Long-term debt, before current portion	$3,348.9	$2,922.1	$3,709.0	$2,276.3
Shareholders’ equity	$3,675.2	$3,386.4	$2,972.4	$3,435.6
FINANCIAL RATIOS:
Operating ratio, before other specified items(1)	79.8%	76.6%	77.3%	76.9%
Annual return on capital employed (after taxes), before other specified items and FX on LTD(4)	7.3%	9.1%	8.7%	9.5%
Net-debt to net-debt-plus-equity(5)	46.8%	47.3%	51.8%	39.1%
OPERATING DATA:
GTMs (millions)	219,961	209,596	212,928	211,946
Average train weights (tons)	5,492	5,473	5,580	5,418
U.S. gallons of fuel per thousand GTMs	1.25	1.24	1.25	1.29
Average number of active employees	16,126	16,116	16,987	17,965

Notes:

(1)	Excludes other specified items which are described under the heading “Other Specified Items” in the Management’s Discussion and Analysis incorporated by reference into Item 6 of this Annual Information Form. It should be noted that CPR’s operating results, before FX on LTD and other specified items, as described in this AIF, have no standardized meanings prescribed by Canadian generally accepted accounting principles (“GAAP”) and, therefore, are unlikely to be comparable to similar measures presented by other companies. In recent prior disclosure documents, CPR has referred to certain items excluded from non-GAAP earnings measures as “non-recurring items”. However, in this AIF and accompanying documents, items (other than FX on LTD) excluded from non-GAAP earnings measures have been identified as “other specified items” in compliance with Revised Canadian Securities Administrators (“CSA”) Staff Notice 52-306, as it is not possible to conclude that an item or items similar to one or more of those so designated will not occur within the next two years.

(2)	Excludes other specified items in 1999 of $472.2 million ($284.4 million after tax) in restructuring and environmental charges and $28.4 million ($17.1 million after tax) in charges related to Y2K remediation work.

(3)	Restated. Effective January 1, 2002, CPR was required to adopt retroactively, with restatement, the new Canadian Institute of Chartered Accountants accounting standard for the treatment of FX on LTD.

(4)	Return on capital employed (after taxes) is calculated as income, before other specified items and FX on LTD, less interest expense, divided by average net-debt-plus-equity, and multiplied by one minus CPRC’s normalized tax rate for each respective period.

(5)	Net-debt to net-debt-plus-equity has been calculated by dividing total debt (being long-term debt, including long-term debt maturing within one year, plus advances from affiliates) by total capitalization (being total debt plus total shareholders’ equity).

Reference is made to the factors affecting the comparability of the foregoing financial data under the headings “Summary of significant accounting policies”, “New accounting policies” and “Future accounting changes” in Notes 1, 2 and 3, respectively, in the “Notes to Consolidated Financial Statements” included in the Company’s 2003 Annual Report.

ITEM 5   SELECTED CONSOLIDATED FINANCIAL AND OPERATING INFORMATION

Declared Dividends and Dividend Policy

Quarterly dividends of $0.1275 per Common Share were declared by the Board of Directors and were payable: on January 28, 2002, April 29, 2002, July 29, 2002, and October 28, 2002, to holders record on December 27, 2001, March 27, 2002, June 27, 2002 and September 27, 2002, respectively; and on January 27, 2003, April 28, 2003, July 28, 2003, and October 27, 2003 to holders of record on December 27, 2002, March 28, 2003, June 27, 2003, and September 26, 2003, respectively. In addition, a dividend of $0.1275 was declared on December 10, 2003, payable on January 26, 2004, to holders of record on December 24, 2003. The aforementioned dividend payable on January 28, 2002, was declared by the Board of Directors on December 4, 2001, and was the first dividend declared following the initial listing of CPR’s Common Shares on the Toronto and New York stock exchanges in October 2001.

The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Finally, restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

ITEM 6   MANAGEMENT’S DISCUSSION AND ANALYSIS

Reference is made to the section entitled “Management’s Discussion and Analysis” set out on pages 1 to 30 of the Company’s 2003 Annual Report and to the quarterly financial data set out on page 16 thereof, which are incorporated by reference in this Annual Information Form.

ITEM 7   MARKET FOR SECURITIES

Stock Exchange Listings

The common shares of CPR are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol CP.

ITEM 8   DIRECTORS AND OFFICERS

The following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.

Directors

Year of annual meeting
	Position held and principal occupation within	at which term of office
Name and municipality of residence	the preceding five years(1)	expires (Director since)
S.E. Bachand(2)(3)(5) Ponte Vedra Beach, Florida	Former President and Chief Executive Officer, Canadian Tire Corporation, Limited (hard goods retailer specializing in automotive, sports and leisure and home products)	2004 (2001)

J.E. Cleghorn, O.C., F.C.A.(2)(3)(6) Toronto, Ontario	Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)	2004 (2001)

T.W. Faithfull(3)(4)(6) Richmond, Surrey, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2004 (2003)

J. Lamarre(3)(4)(6) Montreal, Québec	President and Chief Executive Officer, SNC-Lavalin Group Inc. (international engineering and construction firm)	2004 (2001)

J.E. Newall, O.C.(3) Calgary, Alberta	Chairman, Canadian Pacific Railway Limited, and NOVA Chemicals Corporation (chemicals company producing styrenics and olefins and polyolefin products)	2004 (2001)

Dr. J.R. Nininger(3)(4)(5) Ottawa, Ontario	Retired President and Chief Executive Officer, The Conference Board of Canada (private not-for-profit research group)	2004 (2001)

M. Paquin(3)(4) Montreal, Québec	President and Chief Executive Officer, Logistec Corporation (international stevedoring company)	2004 (2001)

M.E.J. Phelps, O.C.(3)(4)(5) West Vancouver, British Columbia	Chairman, Dornoch Capital Inc. (private investment company)	2004 (2001)

R. Phillips, O.C.(2)(3)(6) Regina, Saskatchewan	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2004 (2001)

R.J. Ritchie Calgary, Alberta	President and Chief Executive Officer, Canadian Pacific Railway Limited	2004 (2001)

The Rt. Hon. The Viscount Weir(3)(4)(6) Ayrshire, Scotland	Chairman, CP Ships Inc. (an international shipping company)	2004 (2001)

M.W. Wright(2)(3)(5) Longboat Key, Florida	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2004 (2001)

ITEM 8   DIRECTORS AND OFFICERS

Notes:

(1)	S.E. Bachand was President and Chief Executive Officer of Canadian Tire Corporation, Limited from March 1993 to August 2000. He was also a director of Krystal Bond Inc. when it was cease traded on April 12, 2002, for failure to file financial statements, and it has since ceased to operate as a going concern. J.E. Cleghorn was Chairman and Chief Executive Officer of the Royal Bank of Canada from January 1995 to July 2001. Dr. J.R. Nininger was President and Chief Executive Officer of The Conference Board of Canada from September 1978 to August 2001. M.E.J. Phelps was Chairman and Chief Executive Officer of Westcoast Energy Inc. from June 1988 until March 2002. R. Phillips was President and Chief Executive Officer of IPSCO Inc. from 1982 until December 2001. R.J. Ritchie became President of Canadian Pacific Railway Company in July 1995 and continues to hold that position. Lord Weir was Chairman, Balfour Beatty plc from 1999 to May 2003. M.W. Wright was Chairman and Chief Executive Officer of SUPERVALU INC. from June 1981 until June 2001 and Chairman until June 2002.

(2)	Member of the Audit, Finance and Risk Management Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Safety Committee.

(5)	Member of the Management Resources and Compensation Committee.

(6)	Member of the Pension Trust Fund Committee.

Senior Officers

Principal occupation within the
Name and municipality of residence	Position held	preceding five years
J.E. Newall, O.C. Calgary, Alberta	Chairman	Chairman, NOVA Chemicals Corporation; Chief Executive Officer, NOVA Corporation (chemicals company producing styrenics, olefins and polyolefin products)

R.J. Ritchie Calgary, Alberta	President and Chief Executive Officer	President and CEO, Canadian Pacific Railway Company

M.T. Waites Municipal District of Rockyview, Alberta	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer; Chief Executive Officer, U.S. Network, Canadian Pacific Railway Company; Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company; Vice-President and Comptroller, Canadian Pacific Railway Company

F.J. Green Calgary, Alberta	Executive Vice-President, Operations and Marketing	Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company; Senior Vice-President, Marketing, Canadian Pacific Railway Company; Vice-President, Yield & Asset Performance, Canadian Pacific Railway Company; Vice-President, Marketing, Canadian Pacific Railway Company; Vice-President, Resource Products Group, Canadian Pacific Railway Company

W.P. Bell Calgary, Alberta	Vice-President, Investor Relations	Vice-President, Investor Relations, Canadian Pacific Railway Company; Vice-President, E-Business, Canadian Pacific Railway Company; Vice-President, Logistics Systems, Canadian Pacific Railway Company

P. Clark Calgary, Alberta	Vice-President, Communications and Public Affairs	Vice-President, Communications and Public Affairs, Canadian Pacific Railway Company

ITEM 8   DIRECTORS AND OFFICERS

Principal occupation within the
Name and municipality of residence	Position held	preceding five years
J.J. Doolan Municipal District of Rockyview, Alberta	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company; Assistant Treasurer, Canadian Pacific Railway Company; President, River Ridge Financial Management Ltd.(financial consulting and management company); General Manager, Treasury, PanCanadian Petroleum Limited; Treasurer, PanCanadian Petroleum Limited

B.W. Grassby Calgary, Alberta	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company; Vice-President, Finance and Secretary, Controller and Assistant Secretary, CAE Electronics Ltd. (hi-tech electronics company)

P.A. Guthrie Municipal District of Rockyview, Alberta	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company; Assistant Vice-President Legal Services and General Counsel, Canadian Pacific Railway Company; Chief Regulatory Counsel, Canadian Pacific Railway Company

R.V. Horte Calgary, Alberta	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company; Senior Assistant Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Assistant Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company

G.A. Feigel Calgary, Alberta	Assistant Corporate Secretary	Assistant Corporate Secretary, Canadian Pacific Railway Company; Assistant Corporate Secretary, Canadian Pacific Limited

C.A. Connolly Municipal District of Rockyview, Alberta	Assistant Treasurer	Assistant Treasurer, Capital Markets, Canadian Pacific Railway Company; Director of Capital Markets, Treasury, Canadian Pacific Railway Company; Director of Finance, Information Services, Canadian Pacific Railway Company; Executive Assistant to the President & Chief Executive Officer, Canadian Pacific Railway Company

Shareholdings of Directors and Officers

As at December 31, 2003, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 154,493 Common Shares of CPR, representing 0.10% of the outstanding Common Shares as of that date.

ITEM 9   ADDITIONAL INFORMATION

When the securities of the Company are in the course of a distribution pursuant to a short-form prospectus, or a preliminary short-form prospectus has been filed in respect of a distribution of its securities, copies of the following documents may be obtained upon request from the Corporate Secretary, Canadian Pacific Railway Limited, Suite 2000, 401-9th Avenue SW, Calgary, Alberta, T2P 4Z4:

(i)	this Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in this Annual Information Form,

(ii)	the Company’s comparative financial statements for its most recently completed financial year for which financial statements have been filed, together with the accompanying report of the auditor and a copy of the most recent interim financial statements of the Company that have been filed, if any, for any period after the end of its most recently completed financial year,

(iii)	the Company’s information circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv)	any other documents that are incorporated by reference into the preliminary short-form prospectus or the short-form prospectus that are not required to be provided under paragraphs (i), (ii) or (iii).

At any other time, copies of any other documents referred to in paragraphs (i), (ii) and (iii) above may be obtained upon request from the Corporate Secretary. A person who is not a security holder of the Company may be required to pay a reasonable charge for such copies.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional information is provided in the Company’s comparative financial statements for its most recently completed financial year.

Canadian Pacific Railway Annual Report | 2003

2003

CANADIAN PACIFIC RAILWAY Ingenuity.

01	business profile and strategy	19	contractual commitments
02	highlights summary	20	foreign exchange
03	operating results	21	future trends, commitments
03	non-gaap earnings		and risks
07	volumes	26	critical accounting estimates
08	revenues	29	systems, procedures and controls
10	performance indicators	30	forward-looking information
12	operating expenses, before other	31	management's responsibility
	specified items		for financial reporting
13	other income statement items	32	auditors' report
14	fourth-quarter summary	33	consolidated financial statements
16	changes in accounting policy	37	notes to consolidated
16	liquidity and capital resources		financial statements
18	balance sheet	73	five-year summary
19	financial instruments	74	shareholder information
19	off-balance sheet arrangements

CANADIAN
PACIFIC

INTERMODAL ◄

CPR IS THE FIRST RAILWAY IN NORTH AMERICA TO OPERATE INTERMODAL TRAINS WITH MID-TRAIN REMOTE-CONTROL LOCOMOTIVES – AN APPLICATION THAT ENABLES THE RAILWAY TO RUN TRAINS APPROACHING 3KM IN LENGTH THROUGH THE WINTER

2003 Canadian Pacific Railway Annual Report	|	PG	01

management’s discussion and analysis

February 19, 2004

This Management’s Discussion and Analysis (“MD&A”) supplements the consolidated financial statements and related notes for the year ended December 31, 2003. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

business profile and strategy

BUSINESS PROFILE

Canadian Pacific Railway Limited and its subsidiaries (collectively “CPR” or “the Company”) operate a transcontinental railway in Canada and the United States. The Company provides rail and intermodal transportation services over a network of approximately 14,000 miles, serving the principal business centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR feeds directly into America’s heartland from the East and West coasts. Agreements and alliances with other carriers extend CPR’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CPR transports bulk commodities, merchandise freight, and intermodal traffic. Bulk commodities include grain, coal, sulphur and potash. Merchandise freight consists of finished vehicles and automotive parts, and forest and industrial products. Intermodal traffic consists largely of high-value, time-sensitive consumer products transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can move by train and truck.

STRATEGY

CPR’s goals are to become the preferred business partner for rail-based transportation services in North America and to be at the forefront of the railway industry in operating profitability and return on capital employed. Its principal strategies to accomplish these goals include maximizing the strengths of its North American railway franchise by operating a low-cost scheduled railway, developing new products and services in cooperation with customers and partners, and extending the reach of the franchise through marketing and operating partnerships and alliances with other railways and transport companies in North America. CPR’s overall marketing and sales activities within each line of business are focused on targeted growth, product efficiency and maximizing value from existing assets.

ADDITIONAL INFORMATION

CPR files its Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents on SEDAR at www.Sedar.com in Canada and on EDGAR at www.sec.gov in the U.S.

PG	02	|	2003 Canadian Pacific Railway Annual Report

highlights summary

For the year ended December 31 (in millions, except per share data)	2003	2002	2001

Revenues	$3,660.7	$3,665.6	$3,698.6
Operating expenses	2,920.1	2,809.1	2,857.6

Operating income, before the following:	740.6	856.5	841.0

Special charge for labour restructuring and asset impairment	228.5	–	–
Loss on transfer of assets to outsourcing firm	28.9	–	–
Spin-off related and incentive compensation charges	–	–	24.5

Operating income	483.2	856.5	816.5

Other charges	33.5	21.8	26.4
Foreign exchange (gains) losses on long-term debt (“FX on LTD”)	(209.5)	(13.4)	58.2
Bridge financing fees related to spin-off	–	–	17.2
Interest expense	218.7	242.2	209.6
Income tax expense	41.8	109.9	132.6

Net income	$398.7	$496.0	$372.5

Basic earnings per share	$2.51	$3.13	$2.35

Diluted earnings per share	$2.51	$3.11	$2.34

Total assets	$9,957.1	$9,660.8	$9,661.1

Total long-term financial liabilities	$5,327.3	$4,776.6	$5,522.3

2003 Canadian Pacific Railway Annual Report	|	PG	03

operating results

CPR’s net income for the year ended December 31, 2003, was $398.7 million, down $97.3 million from $496.0 million in 2002, and up $26.2 million from $372.5 million in 2001. When compared to 2002, net income in 2003 benefited from higher foreign exchange gains on long-term debt (“LTD”) as the Canadian dollar strengthened relative to the U.S. dollar (“FX”) but declined due to the net effect of FX on U.S. dollar-denominated revenues and expenses, a special charge (“the special charge”) taken in the second quarter of 2003 and a loss on the transfer of assets in the fourth quarter of 2003 (discussed further in the “Non-GAAP Earnings” section, under the subheading “Other Specified Items”). Net income in 2002 increased over 2001 due to higher foreign exchange gains on long-term debt and a decrease in operating expenses as a result of cost-cutting initiatives.

Operating income in 2003 was $483.2 million, down $373.3 million from $856.5 million in 2002, and a decrease of $333.3 million from $816.5 million in 2001. Most of the decline in 2003, compared to 2002, was due to the net effect of FX on U.S. dollar-denominated revenues and expenses, the special charge and the loss on transfer of assets, described above. Operating income was also negatively affected by lower grain volumes in the first half of 2003 due to drought on the Canadian prairies, higher fuel prices and increased costs as a result of service disruptions in the first quarter of 2003 caused by severe winter weather conditions and derailments. CPR’s operating income in 2002 increased over 2001 due mainly to costs included in 2001 expenses related to CPR’s spin-off from Canadian Pacific Limited (“CPL”).

Diluted earnings per share (“EPS”) in 2003 were $2.51, decreasing $0.60 from $3.11 in 2002, and improving $0.17 from $2.34 in 2001. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for outstanding stock options.

Fluctuations in the value of the Canadian dollar affect CPR’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. It also reduces operating income because a higher percentage of revenues than expenses is generated in U.S. dollars. However, this negative impact is largely offset by a reduction in the cost of long-term debt denominated in U.S. dollars. CPR has arranged a significant portion of its long-term debt in U.S. dollars as a currency hedge.

The Canadian dollar appreciated more than 11% in 2003, with the average annual foreign exchange rate for converting U.S. dollars to Canadian dollars increasing to $0.7099 in 2003 from $0.6368 in 2002. This reduced revenues in 2003 by approximately $192 million and operating expenses by approximately $137 million. The Canadian dollar’s gain reduced operating income in 2003 by $55 million and after-tax income before FX on LTD and other specified items by $22 million.

non-gaap earnings

CPR presents non-GAAP operating earnings to provide a basis for evaluating underlying earnings trends that can be compared with results in the prior periods. Non-GAAP earnings exclude foreign currency translation effects on long-term debt as well as other specified items that are not among CPR’s normal ongoing revenues and operating expenses. The impact of volatile, short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, before FX on LTD and other specified items, to net income as presented in the financial statements is detailed in the table on page 5.

It should be noted that CPR’s operating results, before FX on LTD and other specified items, as described in this MD&A, have no standardized meanings prescribed by

PG	04	|	2003 Canadian Pacific Railway Annual Report

Canadian generally accepted accounting principles (“GAAP”) and, therefore, are unlikely to be comparable to similar measures presented by other companies. In recent disclosure documents, CPR has referred to certain items excluded from non-GAAP earnings measures as “non-recurring items”. However, in this MD&A and accompanying documents, items (other than FX on LTD) excluded from non-GAAP earnings measures have been identified as “other specified items” in compliance with Revised Canadian Securities Administrators (“CSA”) Staff Notice 52-306, as it is not possible to conclude that an item or items similar to one or more of those so designated will not occur within the next two years.

NON-GAAP RESULTS

Income, before FX on LTD and other specified items, was $336.2 million in 2003, down $71.1 million from $407.3 million in 2002, and decreasing $44.1 million from $380.3 million in 2001. The Company moved higher freight volumes in 2003, compared with 2002. However, additional income generated by this growth was more than offset by the negative effect of FX on U.S. dollar-denominated revenues and expenses, severe winter weather conditions, derailments and persistently high fuel prices. In 2002, a focus on containing costs and generating strong growth in several business sectors created higher income than in 2001.

NON-GAAP PERFORMANCE INDICATORS

For the year ended December 31	2003	2002	2001

Operating ratio, before other specified items (1)	79.8%	76.6%	77.3%

Basic EPS, before FX on LTD and other specified items (1)	$2.12	$2.57	$2.40
Diluted EPS, before FX on LTD and other specified items (1)	$2.11	$2.56	$2.39

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the subheading “Other Specified Items”.

2003 Canadian Pacific Railway Annual Report	|	PG	05

summarized statement of consolidated income

(reconciliation of non-GAAP earnings to GAAP earnings)

For the year ended December 31 (in millions)	2003	2002	2001

Revenues	$3,660.7	$3,665.6	$3,698.6
Operating expenses, before other specified items (1)	2,920.1	2,809.1	2,857.6

Operating income, before other specified items (1)	740.6	856.5	841.0

Other charges	33.5	21.8	26.4
Interest expense	218.7	242.2	209.6
Income tax expense, before income tax on FX on LTD and other specified items (1)	152.2	185.2	224.7

Income, before FX on LTD and other specified items (1)	336.2	407.3	380.3

Foreign exchange gains (losses) on long-term debt
FX on LTD – gain (loss)	209.5	13.4	(58.2)
Income tax on FX on LTD	14.9	3.3	10.0

FX on LTD (net of tax)	224.4	16.7	(48.2)
Other specified items
Special charge for labour restructuring and asset impairment	(228.5)	–	–
Loss on transfer of assets to outsourcing firm	(28.9)	–	–
Income tax on special charges	88.9	–	–

Special charge and loss on transfer of assets (net of tax)	(168.5)	–	–
Spin-off related and incentive compensation charges	–	–	(41.7)
Income tax on spin-off related and incentive compensation charges	–	–	18.1

Spin-off related and incentive compensation charges (net of tax)	–	–	(23.6)
Revaluation of future income taxes	59.3	–	–
Effect of increase in tax rates	(52.7)	–	–
Income tax recovery	–	72.0	64.0

Net income	$398.7	$496.0	$372.5

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are described under the subheading “Other Specified Items”.

Operating income, before other specified items, was $740.6 million in 2003, a decrease of $115.9 million from $856.5 million in 2002, and a decline of $100.4 million from $841.0 million in 2001. Most of the decline in 2003 from 2002 was due to the effect of FX on U.S. dollar-denominated revenues and expenses, severe winter weather conditions, derailments and higher fuel prices.

Operating income in 2002 increased from 2001 due to cost containment measures and growth in several business sectors.

Diluted EPS, before FX on LTD and other specified items, was $2.11 in 2003, a decline of $0.45 from $2.56 in 2002, and a decrease of $0.28 from $2.39 in 2001. Diluted EPS,

PG	06	|	2003 Canadian Pacific Railway Annual Report

before FX on LTD and other specified items, is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options.

The Company’s operating ratios, before other specified items, in 2003, 2002 and 2001 were 79.8%, 76.6 % and 77.3%, respectively. The operating ratio, before other specified items, is calculated by dividing total operating expenses, before other specified items, by total revenues. The operating ratio demonstrates the percentage of revenues used to operate the railway. A lower number indicates higher efficiency and, therefore, higher profitability.

FOREIGN EXCHANGE GAINS (LOSSES) ON LONG-TERM DEBT

These gains or losses are excluded to eliminate the impact of volatile short-term exchange rate fluctuations, which can only be realized when net U.S. dollar-denominated long-term debt matures or is settled.

Foreign exchange gains on long-term debt were $209.5 million in 2003, an increase of $196.1 million from $13.4 million in 2002. Foreign exchange gains increased $267.7 million in 2003 from a loss of $58.2 million in 2001. The change was due to the effect of FX, net of hedging, on U.S. dollar-denominated long-term debt.

OTHER SPECIFIED ITEMS

Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

Other specified items in 2003 included the special charge of $150.1 million after tax ($228.5 million before tax) to recognize the cost of a productivity program to eliminate 820 job positions by the end of 2005 and to reflect the fair market value of certain under-performing assets.

In the fourth quarter of 2003, CPR transferred assets to IBM Canada Ltd. as part of a seven-year, $200-million agreement reached with IBM to operate and enhance CPR’s computing infrastructure. The arrangement will reduce CPR’s costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service. The Company recognized a loss of $18.4 million ($28.9 million before tax) on the transfer of these assets. This loss is included in other specified items in 2003.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. The Company’s future income taxes, which were previously based on these reduced rates, have been adjusted upwards by $52.7 million to reflect the change.

CPR recognized a $64-million decrease in future income tax expense in 2001 as a result of similar future corporate tax rate reductions instituted by various provincial governments in 2001 and a reduction in the apportioned provincial tax rate caused by the amalgamation on January 1, 2001, of Canadian Pacific Railway Company and its Canadian subsidiary, St. Lawrence & Hudson Railway Company Limited (“StL&H”).

Following a revaluation in 2003 of various other components that determine its future income tax liability, the Company reduced the estimate of its future income tax liability by $59.3 million.

In 2002, there was one other specified item of $72 million resulting from a favourable income tax ruling relating to prior years.

In 2001, CPR incurred expenses of $23.6 million after tax ($41.7 million before tax), including legal costs, incentive compensation charges and bridge financing fees, related to its spin-off from parent company CPL.

2003 Canadian Pacific Railway Annual Report	|	PG	07

volumes

Higher freight volumes result in increases in revenues and certain variable expenses such as fuel and crew costs. A 4% increase in carloads and 6% increase in revenue ton-miles (“RTM”) in 2003 were largely responsible for a 6% increase in freight revenues, excluding the effect of FX, and related variable expenses, compared with 2002.

RTMs were 114,599 million in 2003, up 6,910 million, or 6%, from 107,689 million in 2002, and up 3,977 million, or 4%, from

110,622 million in 2001. RTMs are defined as the movement of a revenue-producing ton of freight one mile.

CPR handled 2,539.2 thousand carloads in 2003, increasing 91.9 thousand, or 4%, in 2003 from 2,447.3 thousand in 2002, and increasing 116.3 thousand, or 5%, from 2,422.9 thousand in 2001. Carloads are comprised of revenue-generating shipments of containers, trailers and loaded freight cars.

For the year ended December 31	2003	2002	2001

Carloads (in thousands)
Grain	308.7	291.1	342.8
Coal	359.6	351.8	379.2
Sulphur and fertilizers	189.0	174.4	170.0
Forest products	164.2	174.2	171.6
Industrial products	263.4	271.9	276.2
Intermodal	1,077.1	1,005.8	916.9
Automotive	177.2	178.1	166.2

Total carloads	2,539.2	2,447.3	2,422.9

Revenue ton-miles (in millions)
Grain	23,040	20,808	24,785
Coal	22,155	21,904	24,229
Sulphur and fertilizers	18,186	15,737	14,941
Forest products	10,789	11,014	10,684
Industrial products	13,229	12,801	13,033
Intermodal	24,636	22,493	20,347
Automotive	2,564	2,932	2,603

Total revenue ton-miles	114,599	107,689	110,622

PG	08	|	2003 Canadian Pacific Railway Annual Report

revenues

The Company’s revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of CPR track and other assets, container storage and terminal services fees, switching fees, land sales and income from business partnerships.

Total revenues, which consist of freight and other revenues, were $3,660.7 million in 2003, decreasing

$4.9 million from $3,665.6 million in 2002, and declining $37.9 million from $3,698.6 million in 2001. Strong volume growth was achieved in 2003, compared to 2002. However, corresponding growth in freight revenues was significantly offset by a negative impact of approximately $192 million from FX on U.S. dollar-denominated revenues.

For the year ended December 31 (in millions)	2003	2002	2001

Grain	$644.4	$631.4	$749.3
Coal	444.0	442.5	474.1
Sulphur and fertilizers	417.4	401.3	380.7
Forest products	328.8	360.3	354.4
Industrial products	400.4	422.1	430.7
Intermodal	940.1	881.9	803.6
Automotive	304.2	332.4	303.9

Total freight revenues	$3,479.3	$3,471.9	$3,496.7
Other revenues	181.4	193.7	201.9

Total revenues	$3,660.7	$3,665.6	$3,698.6

FREIGHT REVENUES

Freight revenues, which are earned from transportation of bulk, merchandise and intermodal goods, were $3,479.3 million in 2003, an increase of $7.4 million from $3,471.9 million in 2002, and a decrease of $17.4 million from $3,496.7 million in 2001. Volume growth in 2003, compared to 2002, helped to offset the approximately $186-million negative effect of FX. In 2003, grain revenues improved as crop shipments began to recover from the drought-induced decline experienced throughout 2002 and the first half of 2003. Revenues increased in the intermodal and sulphur and fertilizers businesses. Revenues decreased in 2002 from 2001 due mainly to the drought-induced drop in grain shipments and reduced coal shipments.

Grain

In 2003, Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax and oats, were primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and northeastern U.S. Grain revenues in 2003 were $644.4 million, up $13.0 million (increased $51 million, excluding the effect of FX) from $631.4 million in the same period in 2002, and down $104.9 million from $749.3 million in 2001. U.S. and Canadian grain shipments benefited in 2003 from a larger crop production and favourable market conditions in the second half of the

2003 Canadian Pacific Railway Annual Report	|	PG	09

year. This growth was partially offset by a reduction in revenues as a result of the effect of FX, the effects of the drought on revenues in the first half of 2003 and the repercussions in the first quarter of 2003 of a labour disruption at the Port of Vancouver that was resolved in the fourth quarter of 2002. Revenues in 2002 were substantially lower than in 2001 due to drought conditions and the labour disruption at the Port of Vancouver.

Coal

CPR’s Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the Port of Vancouver, the eastern U.S. and eastern Canada. CPR transports U.S. coal, primarily thermal coal and petroleum coke, mainly within the U.S. Midwest. In 2003, coal revenues were $444.0 million, increasing $1.5 million (increased $13 million, excluding the effect of FX) from $442.5 million in 2002, and declining $30.1 million from $474.1 million in 2001. Revenues in 2003 increased over 2002 due to strong world demand for metallurgical coal in the fourth quarter, offset by reduced export rail shipments in the first three quarters of 2003 and the effect of FX. Coal revenues were lower in 2002 than in 2001 due to reduced shipments of metallurgical coal, partially offset by increased U.S. coke and thermal coal traffic.

Sulphur and Fertilizers

Sulphur and fertilizers include chemical fertilizers, potash and sulphur that are shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, as well as other Canadian and northern U.S. destinations. Revenues were $417.4 million in 2003, rising $16.1 million (increased $33 million, excluding the effect of FX) from $401.3 million in 2002 and increasing $36.7 million from $380.7 million in 2001. Higher sulphur transportation rates, which are tied to the market price, and stronger export volumes of potash resulted in higher revenues in 2003, compared to 2002. The increase was partially offset by the effect of FX and declines in the chemical fertilizers market during 2003. Revenues rose in 2002 over 2001 due to an increase in CPR’s market share of export potash and higher demand for sulphur in domestic markets.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $328.8 million in 2003, decreasing $31.5 million (decreased $6 million, excluding the effect of FX) from $360.3 million in 2002, and declining $25.6 million from $354.4 million in 2001. Revenues were lower in 2003 than in 2002 mainly as a result of the effect of FX and declines in the markets for wood pulp and newsprint. Revenues in 2002 were higher than in 2001 as a result of increased shipments of lumber and wood pulp, which were partially offset by reduced shipments of paper and newsprint.

Industrial Products

Industrial products include chemicals, plastics, aggregates, steel, and mine and energy-related products shipped throughout North America. In 2003, industrial products revenues were $400.4 million, down $21.7 million (increased $10 million, excluding the effect of FX) from $422.1 million in 2002, and down $30.3 million from $430.7 million in 2001. The decrease in revenues in 2003 from 2002 was due mainly to the effect of FX, partially offset by increased demand for aggregates and energy-related products in 2003. Revenues in 2002 were lower than in 2001 due to customer plant closures and reduced aggregates, glycol and styrene shipments.

Intermodal

Intermodal business consists of domestic and international (import-export) traffic. CPR’s domestic segment handles primarily retail goods between eastern and western Canada. The international segment handles mainly containers of consumer goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $940.1 million in 2003, increasing $58.2 million (increased $95 million, excluding the effect of FX) from $881.9 million in 2002, and growing $136.5 million from $803.6 million in 2001. In 2003, CPR’s

PG	10	|	2003 Canadian Pacific Railway Annual Report

international business grew due mainly to increased volumes at the Port of Vancouver. Growth in the domestic intermodal market was due largely to the success of CPR’s co-location initiative, under which major retailers have built regional distribution facilities adjacent to certain CPR intermodal terminals. In 2002, intermodal revenues grew relative to 2001 mainly as a result of higher traffic volumes in the domestic segment, and strong revenue growth in the international segment.

Automotive

Automotive business consists of the transportation of domestic and import vehicles, automotive parts and agricultural equipment from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplace. In 2003, automotive revenues were $304.2 million, down $28.2 million (decreased $4 million, excluding the effect of FX) from $332.4 million in 2002, and increasing $0.3 million from $303.9 million in 2001. Revenues in 2003 were lower than in 2002 due to the effect of FX, power outages in eastern

Canada and the northeastern U.S. in the third quarter, and a decline in consumer demand. Automotive revenues in 2002 were higher than in 2001 due to increased demand for vehicles.

Other Revenues

Other revenues in 2003 were derived mainly from leasing of CPR track and other assets, switching fees, container storage and terminal services fees, land sales and income from business partnerships. Other revenues were $181.4 million in 2003, a decrease of $12.3 million (decreased $6 million, excluding the effect of FX) from $193.7 million in 2002, and a decline of $20.5 million from $201.9 million in 2001. Other revenues in 2003 were lower than in 2002 due to the effect of FX, lower switching fees and reduced income from business partnerships. In addition, there were favourable adjustments in 2002 as a result of a gain on a property sale from a previous period, partially offset by increased land sales and container storage fees.

performance indicators

For the year ended December 31	2003	2002	(1)	2001	(1)

Productivity indicators
Gross ton-miles (“GTM”) of freight (millions)	219,961	209,596		212,928
Train-miles (thousands)	40,053	38,299		38,162
Average train weights (tons)	5,492	5,473		5,580
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.25	1.24		1.25
Average number of active employees	16,126	16,116		16,987
Miles of road operated at end of period	13,848	13,874		13,893
Freight revenue per RTM (cents)	3.04	3.22		3.16
Safety indicators
FRA personal injuries per 200,000 employee-hours	3.1	3.6		3.9
FRA train accidents per million train-miles	1.8	1.8		2.0

(1)  Certain prior period figures have been restated to conform with presentation used in 2003.

2003 Canadian Pacific Railway Annual Report	|	PG	11

PRODUCTIVITY INDICATORS

Productivity indicators reflect the Company’s operational activity.

•	GTMs of freight measure the movement of total train weight over one mile in a year. The total train weight is comprised of the weight of the freight cars, their contents and locomotives being returned to terminals.

•	Train-miles measure the distance traveled between terminals or stations in a year.

•	Average train weight is the average total weight of all trains operated in a year, calculated by dividing GTMs by train-miles.

Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs such as fuel and crew costs.

EFFICIENCY AND OTHER INDICATORS
•	U.S. gallons of fuel per 1,000 GTMs is the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This metric is calculated by dividing the total amount of fuel issued to CPR locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently the Company is using fuel. Despite improved efficiencies, this indicator remained relatively constant in 2003, compared to 2002, as a result of harsh operating conditions in the first quarter of 2003. Improvements in 2002 over 2001 were due mainly to the acquisition of new fuel-efficient locomotives.

•	Miles of road operated is the total length of all rail lines over which CPR operates, excluding track on which it has haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher efficiency.

•	Average number of active employees is the average number of actively employed workers for the year. The number of actively employed workers includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with CPR but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing this total by 12. CPR’s average number of active employees was flat in 2003, compared with 2002, as reductions made under restructuring initiatives were offset by hiring to handle business growth. The average number of employees decreased in 2002 from 2001 due primarily to earlier restructuring initiatives.

•	Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in a year. This indicator decreased in 2003, compared to 2002, due mainly to changes in the mix of commodities moved and the effect of FX, partially offset by an increase in rates. An improvement in 2002 over 2001 also was a result of changes in the commodity mix.

SAFETY INDICATORS

Safety is a key priority for CPR’s management and its Board of Directors. CPR uses two key safety indicators:

•	Federal Railroad Administration (“FRA”) personal injuries per 200,000 employee-hours is the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

•	FRA train accidents per million train-miles is calculated as the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric are those that meet the FRA reporting threshold of US$6,700.

A decrease in the above measures reflects an improvement in safety.

PG	12	|	2003 Canadian Pacific Railway Annual Report

operating expenses, before other specified items

Operating expenses, before other specified items, were $2,920.1 million in 2003, increasing $111.0 million from $2,809.1 million in 2002, and increasing $62.5 million from $2,857.6 million in 2001. In 2003, FX had a favourable impact of approximately $137 million on operating expenses, which was offset by inflation, higher depreciation and fuel prices, increases due to higher costs associated with larger freight volumes, and service disruptions in the first quarter of 2003 caused by severe winter weather conditions and derailments. Expenses in 2002 decreased from 2001 due to productivity improvement measures in 2002.

	2003		2002		2001
(in millions)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$1,152.6	31.5%	$1,131.1	30.9%	$1,122.1	30.3%
Fuel	393.3	10.8	357.5	9.7	403.0	10.9
Materials	176.8	4.8	165.7	4.5	180.9	4.9
Equipment rents	238.2	6.5	255.0	7.0	272.1	7.4
Depreciation and amortization	381.5	10.4	348.4	9.5	334.4	9.1
Purchased services and other	577.7	15.8	551.4	15.0	545.1	14.7

Total	$2,920.1	79.8%	$2,809.1	76.6%	$2,857.6	77.3%

COMPENSATION AND BENEFITS

Compensation and benefits expense includes employee wages, salaries and fringe benefits. In 2003, this expense was $1,152.6 million, increasing $21.5 million (increased $58 million, excluding the effect of FX) from $1,131.1 million in 2002, and rising $30.5 million from $1,122.1 million in 2001. Expenses in 2003 increased over 2002 as higher costs associated with inflation, severe winter conditions, pension expense and selective hiring to handle larger freight volumes were partially offset by lower variable incentive compensation costs, restructuring initiatives, expense adjustments during the first quarter of 2003 and the positive impact of FX. Expenses in 2002 increased over 2001 mainly as a result of inflation and higher fringe benefits and variable incentive costs in 2002, mostly offset by cost savings realized through restructuring initiatives.

FUEL

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes. In 2003, fuel expense was $393.3 million, up $35.8 million (increased $65 million, excluding the effect of FX) from $357.5 million in 2002, and a decrease of $9.7 million from $403.0 million in 2001. Fuel expense in 2003 was higher than in 2002 as a result of significantly higher fuel prices and greater consumption associated with increased freight volumes and severe winter operating conditions. These increases were partially offset by CPR’s fuel-hedging program and the positive effect of FX. Fuel expense in 2002 declined from 2001 as a result of lower fuel prices in 2002, a successful hedging program and gains in fuel efficiency.

MATERIALS, PURCHASED SERVICES AND OTHER

Materials, purchased services and other expense encompasses a wide range of costs, including the cost of materials used for track, locomotive, freight car and building maintenance, and expenses for joint facilities, personal injury and damage, environmental, property and other taxes, contractor and consulting fees, and insurance. This expense was $754.5 million in 2003, increasing $37.4 million (increased $78 million, excluding the effect of FX) from $717.1 million in 2002, and

2003 Canadian Pacific Railway Annual Report	|	PG	13

increasing $28.5 million from $726.0 million in 2001. Expenses increased in 2003 over 2002 due to higher insurance premiums, derailment costs, volume-related expenses and favourable adjustments made in 2002. Costs in 2002 declined from 2001 as increased insurance and other expenses were more than offset by initiative savings and lower locomotive maintenance expenses.

EQUIPMENT RENTS

Equipment rents expense includes the cost to lease freight cars and locomotives from other railways and companies. In 2003, equipment rents expense was $238.2 million, a decrease of $16.8 million (increased $6 million, excluding the effect of FX) from $255.0 million in 2002, and a decline of $33.9 million from $272.1 million in 2001. The decrease in 2003 primarily resulted from the positive impact of FX, reduced compensation to private freight car owners and capitalization of rents associated with a variable-interest entity (refer to Note 2 of the Notes to Consolidated Financial Statements) in 2003. This was partially offset by higher expenses that resulted from weather-related service issues and higher traffic volumes. Expenses in 2002, compared to 2001, decreased due to improved asset utilization and other initiatives, which more than offset higher car hire payments that resulted from increased non-bulk traffic.

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $381.5 million in 2003, increasing $33.1 million (increased $41 million, excluding the effect of FX) from $348.4 million in 2002, and up $47.1 million from $334.4 million in 2001. The increase in 2003 over 2002 was due largely to additions to CPR’s capital assets and increased depreciation rates on certain assets, mostly related to information systems hardware equipment. The increase was partially mitigated by the effect of FX. Expenses in 2002, compared to 2001, increased as a result of capital additions, partially offset by the favourable impact of depreciation rate revisions in 2002.

other income statement items

OTHER CHARGES

Other charges consist of amortization of long-term accruals, gains or losses due to the effect of FX on accounts receivable and accounts payable, various costs associated with financing, and interest and other miscellaneous income. Other charges were $33.5 million in 2003, increasing $11.7 million from $21.8 million in 2002 and increasing $7.1 million from $26.4 million in 2001. The increase in 2003, compared to 2002, was due to a benefit in 2002 from interest income on a tax recovery and interest paid in 2003 on an income tax settlement. The decrease in expense in 2002 from 2001 was due to interest income recorded in 2002 from the tax recovery.

INTEREST EXPENSE

Interest expense includes interest on long-term debt and capital leases. Interest expense was $218.7 million in 2003, a decrease of $23.5 million (decreased $1 million, excluding the effect of FX) from $242.2 million in 2002, and an increase of $9.1 million from $209.6 million in 2001. The decrease in 2003 from 2002 was due to the replacement of higher-cost debt with lower-cost debt and the positive impact of FX and interest rate swaps. The decrease was partially offset by interest on a new $350-million 4.9 % Medium Term Notes issuance in July 2003. Interest expense in 2002 was higher than in 2001 because the 2002 amount included a full year of interest on the increased debt following the spin-off from CPL, partially mitigated by the early redemption of CPR’s 8.85 % Debentures.

INCOME TAXES

The effective income tax rate for 2003 was 9.49%, compared with a normalized rate (income tax rate based on income adjusted for FX on LTD and other specified items) of 31.16%. The normalized rate for 2004 is expected to be 33 % to 35%.

In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. The Company’s future income tax liability, which was previously based on these reduced rates, has been

PG	14	|	2003 Canadian Pacific Railway Annual Report

increased by $52.7 million to reflect the change. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the subheading “Other Specified Items”.

Following a revaluation in 2003 of various components used to determine its future income tax liability, the Company reduced the estimate of its future income tax liability by $59.3 million. This adjustment is also discussed in the section “Non-GAAP Earnings”, under the subheading “Other Specified Items”.

In 2002, the Company reported an income tax recovery of approximately $72.0 million stemming from a favourable tax decision by the Federal Court of Appeal. This decision resulted in an effective tax rate of 18%, compared with a normalized income tax rate of approximately 31%.

CPR recognized a $64-million decrease in future income tax expense in 2001 as a result of future corporate tax rate reductions instituted by various provincial governments in 2001 and a reduction in the apportioned provincial tax rate caused by the amalgamation on January 1, 2001, of Canadian Pacific Railway Company and its Canadian subsidiary, StL&H. This resulted in an effective tax rate of 26% for 2001, compared to a normalized rate for the year of approximately 37%.

fourth-quarter summary

NON-GAAP EARNINGS

Income, excluding FX on LTD and other specified items, was $115.0 million in fourth-quarter 2003, decreasing $5.0 million from $120.0 million in fourth-quarter 2002. The decline was due to a negative effect from FX of approximately $24 million and an increase in fuel, depreciation and compensation and benefits expenses, largely offset by higher grain, intermodal and coal revenues.

OPERATING RESULTS

The Company reported net income of $175.2 million in the fourth quarter of 2003, an increase of $49.6 million from $125.6 million in the same period of 2002. The increase was due mainly to FX on LTD of $44.3 million in 2003 – a rise of $38.2 million over FX on LTD of $6.1 million in 2002.

Operating income for the three-month period ended December 31, 2003, was $196.8 million in 2003, a decrease of $41.2 million from $238.0 million in the same period of 2002. The decrease was mainly attributable to a loss of $18.4 million ($28.9 million before tax) on assets transferred to IBM Canada Ltd. under an outsourcing agreement.

Diluted EPS were $1.10 in the fourth quarter of 2003, an increase of $0.31, compared with $0.79 in the same period of 2002.

REVENUES

Total revenues were $963.5 million in the fourth quarter of 2003, an increase of $13.1 million (increased $93 million, excluding the effect of FX) from $950.4 million in fourth-quarter 2002. Grain revenues in the fourth quarter of 2003 were $188.7 million, up $26.6 million (increased $44 million, excluding the effect of FX) from $162.1 million in the same period of 2002 as a result of favourable market conditions and increased crop production. Coal revenues were $116.2 million, up $12.9 million (increased $18 million, excluding the effect of FX) from $103.3 million, reflecting stronger demand for coal. Forest products revenues were $73.7 million, down $15.3 million (decreased $5 million, excluding the effect of FX) from $89.0 million in 2002, due mainly to a decline in shipments of wood pulp, newsprint and lumber. Intermodal revenues grew in the fourth quarter of 2003 to $246.4 million, an increase of $9.8 million (increased $26 million, excluding the effect of FX) from $236.6 million in the same period of 2002, due mainly to increased volumes through the Port of Vancouver. Automotive revenues were $75.9 million, down $13.1 million (decreased $3 million, excluding the effect of FX) from fourth-quarter 2002 revenues of $89.0 million due to a decline in demand for automobiles. Industrial products revenues were $104.2 million in the fourth quarter of 2003, a drop of $4.5 million (increased

2003 Canadian Pacific Railway Annual Report	|	PG	15

$9 million, excluding the effect of FX) from $108.7 million in 2002 as the effect of FX more than offset increased volumes. Sulphur and fertilizers revenues were unchanged (increased $7 million, excluding the effect of FX) in the fourth quarter at $98.5 million as a result of high sulphur rates and a strong export potash market in 2003, offset by the effect of FX.

EXPENSES

Operating expenses in the fourth quarter of 2003 were $766.7 million, up $54.3 million (increased $81 million, excluding the effect of FX) from $712.4 million in the same period of 2002. Compensation and benefits expense in fourth-quarter 2003 was $302.8 million, an increase of $22.6 million (increased $37 million, excluding the effect of FX), compared with $280.2 million in the fourth quarter of 2002. The increase was largely due to inflation, higher pension and incentive compensation expenses and selective hiring to handle business growth, partially offset by cost savings from workforce reductions. Materials, purchased services and other expenses were $183.4 million, down marginally (increased $17 million, excluding the effect of FX) from $184.1 million in 2002, as equipment repair costs in 2003 and favourable adjustments taken in 2002 were offset by the effect of FX. Depreciation and amortization expense was $99.0 million in 2003, up $11.5 million (increased $15 million, excluding the effect of FX), compared with $87.5 million in the fourth quarter of 2002 due mostly to investments in new assets. Fuel expense was $98.0 million, compared with $98.2 million in 2002 (increased $12 million, excluding the effect of FX), as higher fuel prices and increased consumption associated with volume growth were offset by the effect of FX. Equipment rents expense was $54.6 million in the fourth quarter of 2003, down $7.8 million (increased $1 million, excluding the effect of FX) from $62.4 million in 2002, as increased rentals to accommodate higher volumes and lower receipts for CPR freight car use were more than offset by FX and the capitalization of rents associated with a variable-interest entity (refer to Note 2 of the Notes to Consolidated Financial Statements) in 2003.

Also affecting operating income in the fourth quarter of 2003 was a loss of $18.4 million ($28.9 million before tax) on the transfer of computing infrastructure assets to IBM Canada Ltd., discussed under the subheading “Other Specified Items” on page 6.

OTHER INCOME STATEMENT ITEMS

FX on LTD grew to $44.3 million ($72.0 million after tax) in fourth-quarter 2003, up $38.2 million from $6.1 million ($5.6 million after tax) in the same period of 2002. The increase was due to the effect of FX on U.S. dollar-denominated debt. Other charges grew to $13.4 million in 2003, increasing $5.8 million from $7.6 million in 2002, due mainly to interest income resulting from an income tax settlement in 2002. Interest expense was $50.3 million in fourth-quarter 2003, a decrease of $7.2 million (increased $2 million, excluding the effect of FX) from $57.5 million in 2002, due to the favourable effect of FX and reduced interest expense as CPR replaced higher-cost debt with lower-cost debt, offset by interest on new debt issued in 2003.

PG	16	|	2003 Canadian Pacific Railway Annual Report

QUARTERLY FINANCIAL DATA

	For the quarter ended
(in millions, except per share data) (unaudited)	Dec. 31	Sept. 30	June 30	March 31

2003
Total revenue	$963.5	$904.3	$914.1	$878.8
Operating income	$196.8	$207.6	$(39.0)	$117.8
Net income	$175.2	$93.9	$27.7	$101.9
Basic earnings per share	$1.11	$0.59	$0.17	$0.64
Diluted earnings per share	$1.10	$0.59	$0.17	$0.64

2002
Total revenue	$950.4	$917.3	$922.5	$875.4
Operating income	$238.0	$223.6	$219.0	$175.9
Net income	$125.6	$65.3	$168.7	$136.4
Basic earnings per share	$0.79	$0.41	$1.06	$0.86
Diluted earnings per share	$0.79	$0.41	$1.06	$0.86

This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

QUARTERLY TRENDS

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are strongest in the fourth quarter primarily as a result of the movement of grain after the harvest and the transportation of consumer goods. First-quarter revenues can be lower due mainly to winter weather conditions and reduced transportation of consumer goods. Second-and third-quarter revenues improve as fertilizer volumes are highest during the second quarter and demand for construction-related goods is highest in the third quarter.

Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs as a result of winter weather.

The special charge in the second quarter of 2003 and the loss on transfer of assets in the fourth quarter of 2003 also affected operating and net income. The special charge and the loss on transfer of assets are discussed in the section “Non-GAAP Earnings” under the subheading “Other Specified Items”.

Net income is influenced by seasonal fluctuations, including weather-related costs, as well as the other specified items discussed in the section “Non-GAAP Earnings” under the subheading “Other Specified Items”.

changes in accounting policy

Changes in accounting policy are discussed in detail in Note 2 of the Notes to Consolidated Financial Statements for the year ended December 31, 2003, under the heading “New Accounting Policies”. Discussion of potential or forthcoming changes in accounting policies is also included in Note 3 under the heading “Future Accounting Changes”.

liquidity and capital resources

CPR believes that adequate amounts of cash and cash equivalents are available in both the short term and the long term to provide for ongoing operations and planned growth. CPR is not aware of any trends or expected fluctuations in its liquidity that would create any

2003 Canadian Pacific Railway Annual Report	|	PG	17

deficiencies. The following discussion of operating, investing and financing activities describes CPR’s indicators of liquidity and capital resources.

OPERATING ACTIVITIES

Cash provided by operating activities was $325.9 million in 2003, a decrease of $458.3 million from $784.2 million in 2002, and a decrease of $432.6 million from $758.5 million in 2001. The decrease in 2003 from 2002 was due mainly to additional pension funding of $300 million in the fourth quarter of 2003 and lower net income in 2003. The increase in cash in 2002 from 2001 was due mainly to higher net income and reduced payments for restructuring initiatives in 2002.

Cash payments in 2003 related to severance under all restructuring initiatives, discussed in this MD&A under the subheading “Restructuring”, and CPR’s environmental remediation program, described in this MD&A under the subheading “Critical Accounting Estimates”, amounted to $107.0 million, compared with $119.3 million in 2002 and $132.4 million in 2001. The total accrued restructuring and environmental liability at December 31, 2003, was $462.2 million, of which $117.1 million is included in current liabilities.

There are no specific or unusual requirements relating to CPR’s working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPR.

INVESTING ACTIVITIES

Cash used in investing activities was $720.5 million in 2003, increasing $148.8 million from $571.7 million in 2002, and up $130.9 million from $589.6 million in 2001. The increase in 2003 was due to higher capital spending on track projects, the purchase of new locomotives and increased funding to a joint venture. Cash used in 2002 was lower than in 2001 due to decreased capital spending and higher track-related salvage proceeds.

Capital spending in 2004 is projected to be $670 million to $710 million for track projects and locomotive and freight car acquisitions. CPR expects to finance locomotives with new debt. Other capital spending will be financed with cash from operations.

FINANCING ACTIVITIES

Cash provided by financing activities was $244.4 million in 2003, compared with cash used in financing activities of $484.5 million in 2002. Cash provided by financing activities in 2001 was $267.7 million. The increase in 2003 over 2002 was due to the issuance of debt in 2003, partially offset by the redemption of debt in 2003, as described below, and the repayment of US$250 million of debt in the second quarter of 2002. The decrease in 2002 from 2001 was due to the early redemption of US$250 million of debt in the second quarter of 2002, and the issuance of approximately $1.2 billion of debt in 2001, partially offset by a return of capital of $700 million to CPL in 2001.

CPR completed two unsecured debt offerings in 2003 – 5.75% US$250 million issued March 2003, maturing March 2033, and 4.9% $350 million issued July 2003, maturing June 2010. The former was to refinance CPR’s 6.875% US$250-million Notes that matured in April 2003. The latter was to take advantage of the low interest rate environment and provide funds for general operating purposes.

During 2003, CPR entered into cross-currency, fixed-to-floating interest rate swap agreements concurrent with the issuance of its $350-million Medium Term Notes, due June 2010, which resulted in $105 million of fixed-rate debt being exchanged for US$77.3 million of floating-rate U.S. dollar-denominated debt. The Company also entered into fixed-to-floating interest rate swap agreements totalling US$150 million, which will convert a portion of its US$400-million 6.25% Notes to floating-rate debt.

In December 2003, CPR signed a letter of intent to acquire approximately US$68.4 million of equipment in September and October 2004.

PG	18	|	2003 Canadian Pacific Railway Annual Report

At the end of 2003, CPR’s net-debt to net-debt-plus-equity ratio improved to 46.8%, compared with 47.3% and 51.8% at December 31, 2002 and 2001, respectively. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on CPR’s Balance Sheet.

Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and will continue to seek lower-cost term financing so that the Company retains solid investment-grade credit.

CPR has available, as sources of financing, credit facilities of up to $505 million. CPR believes it can raise capital in excess of these amounts, if required, while maintaining its credit quality in international debt markets. CPR’s unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.

FREE CASH

The Company had negative free cash, after dividends, of $475.4 million in 2003, compared with positive free cash of $131.7 million in 2002 and $18.9 million in 2001. Free cash, after dividends, is calculated as cash provided by operating activities, less cash used in investing activities and dividends. Negative free cash in 2003 resulted mainly from an extra pension funding payment of $300 million in the fourth quarter of 2003, and lower net income and increased capital expenditures in 2003, compared with 2002. CPR expects to have a moderately positive free cash balance in 2004, achieved mainly with higher earnings and lower pension contributions than in 2003.

DIVIDENDS PER SHARE

Quarterly dividends of $0.1275 per Common Share were declared by the Board of Directors and were payable on January 27, 2003, April 28, 2003, July 28, 2003, and October 27, 2003, to holders of record on December 27, 2002, March 28, 2003, June 27, 2003, and September 26, 2003, respectively. In addition, a dividend of $0.1275 was declared on December 10, 2003, payable on January 26, 2004, to holders of record on December 24, 2003. The Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Company is, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, the Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Finally, restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

balance sheet

Assets totalled $9,957.1 million at December 31, 2003, compared with $9,660.8 million at December 31, 2002, and $9,661.1 million at the end of 2001. The increase in assets in 2003, compared to 2002, was due mainly to capital additions for locomotives and track replacement programs, and a larger pension asset from additional funding during 2003. The decline in 2002, compared to 2001, was a result of a decrease in cash held in temporary investments, mostly offset by certain capital additions.

CPR’s combined short-term and long-term liabilities were $6,281.9 million at December 31, 2003, compared with total liabilities of $6,274.4 million and $6,688.7 million at December 31, 2002 and 2001, respectively. The changes in liabilities year over year were due mainly to increases or decreases in long-term debt, as discussed in the section “Liquidity and Capital Resources” under the subheading “Financing Activities”.

2003 Canadian Pacific Railway Annual Report	|	PG	19

At December 31, 2003, the Company’s Balance Sheet reflected $3,675.2 million in equity, compared with equity balances of $3,386.4 million and $2,972.4 million at December 31, 2002 and 2001, respectively. The increase in equity was due mainly to CPR’s growth in retained income in 2002 and 2003.

SHARE CAPITAL
The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2003, 158.7 million Common Shares and no Preferred Shares had been issued.

financial instruments

The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes. CPR’s policy with respect to hedging of risk exposure is to selectively reduce volatility associated with interest rates, foreign exchange fluctuations and fluctuations in the price of diesel fuel. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

off-balance sheet arrangements

The Company has entered into one off-balance sheet arrangement as part of its normal course of business.

SALE OF ACCOUNTS RECEIVABLE
CPR sold a portion of its accounts receivable to a financing institution in order to raise funds through the monetization of receivables. At December 31, 2003, the receivables sold amounted to $132 million under a securitization program that involves the non-recourse sale of accounts receivable on a revolving basis. Cash proceeds on this revolving arrangement affecting receivables were $120 million, with $12 million having been held back as a reserve to be released to the Company upon termination of the agreement.

The Company uses this arrangement as a cost-efficient secondary source of financing its operations. Charges related to this agreement, included in “Other Charges” on CPR’s Statement of Consolidated Income, amounted to $4.1 million in 2003, compared with $3.5 million in 2002 and $5.7 million in 2001.

The program is subject to standard reporting and credit-rating requirements and includes provisions such as the revolving transfer of receivables satisfying certain pre-established criteria such as an acceptable credit standing. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, CPR expects to have sufficient liquidity remaining in its revolving credit facility to meet its payment obligations. The securitization program will expire in August 2004. The Company intends to renew or replace the program upon its expiration.

contractual commitments

The following table indicates CPR’s known contractual obligations and commitments to make future payments for contracts such as debt, capital lease arrangements and commercial commitments:

PG	20	|	2003 Canadian Pacific Railway Annual Report

CONTRACTUAL COMMITMENTS

	Payments due by period
At December 31, 2003 (in millions)	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years

Long-term debt	$2,995.8	$9.5	$279.8	$189.3	$2,517.2
Capital lease obligations	367.0	4.4	12.2	17.6	332.8
Operating lease obligations (1)	461.0	113.4	178.7	98.0	70.9
Supplier purchase obligations	760.6	135.9	154.7	139.1	330.9
Other long-term liabilities reflected on the Company’s Balance Sheet (2)	900.1	150.3	236.1	195.7	318.0

Total contractual obligations	$5,484.5	$413.5	$861.5	$639.7	$3,569.8

(1) CPR has guaranteed residual values on certain leased equipment with a maximum exposure of $118.4 million primarily in 2006 and beyond. Management estimates that CPR will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2) Includes expected cash payments for restructuring, environmental remediation, post-retirement benefits and workers’ compensation benefits. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2004 to 2013.

foreign exchange

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Operating income is also reduced because a higher percentage of revenues than expenses is generated in U.S. dollars. The Company has arranged a significant portion of its long-term debt in U.S. dollars as a hedge against a stronger Canadian dollar, as the negative impact on operating income is largely offset by a reduction in U.S. dollar-denominated interest cost.

During 2003, the Canadian dollar strengthened by more than 11 % year over year against the U.S. dollar. The impact of this foreign exchange rate fluctuation on the Company’s financial results is reflected in the Statement of Consolidated Income and the Consolidated Balance Sheet.

FOREIGN EXCHANGE EFFECT ON INCOME STATEMENT
The Company has U.S. dollar-denominated revenues and expenses in both its Canadian and foreign subsidiaries. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions, with all gains and losses included immediately in income. On average, a one-cent change in the Canadian dollar affects operating income by approximately $3.0 million.

FOREIGN EXCHANGE EFFECT ON BALANCE SHEET
U.S. dollar-denominated Balance Sheet accounts of the Canadian operations are translated into Canadian dollars at the year-end exchange rate for monetary items such as working capital, long-term debt and cash, and at historical exchange rates for non-monetary items. Unrealized gains and losses arising from the translation of the monetary items are included in income immediately as “Other Charges”, and as “Foreign Exchange Gains (Losses) on Long-term Debt” for U.S. dollar-denominated long-term debt.

TRANSLATION OF FOREIGN SUBSIDIARIES
The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect during the year for revenues and expenses. Unrealized foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included as a separate component of “Shareholders’ Equity” on the Consolidated Balance Sheet. The Company has designated a portion of its U.S. dollar-denominated long-term debt as a hedge against its net investment in self-sustaining subsidiaries. As such, gains and losses on translation of foreign subsidiaries partially offset the foreign exchange gains and losses on long-term debt held in Canada.

2003 Canadian Pacific Railway Annual Report	|	PG	21

business risks and critical accounting estimates

FUTURE TRENDS, COMMITMENTS AND RISKS
In 2004, CPR will continue its focus on revenue growth and cost reduction as well as improved utilization of its asset base. Targeted initiatives and price improvements are expected to drive revenue growth, including growth from value-added services provided by Canadian Pacific Logistics Solutions, CPR’s logistics and supply chain division. CPR anticipates continued gains in bulk commodities, assuming global demand remains strong.

Continuing cost-containment programs are vital to CPR achieving its financial performance targets. Cost-reduction initiatives announced during the second quarter of 2003 resulted in the elimination of 360 job positions through consolidation and rationalization of administrative functions, redesign of yard processes and more efficient maintenance of freight car and locomotive fleets. CPR plans to eliminate an additional 330 positions in 2004. CPR will continue to selectively hire in specific areas of the business as required by growth or changes in traffic patterns.

Improved asset utilization is expected to result from further railcar modernization and from recent investments in information technology. Overall, the rail industry is continuing to leverage information technology to facilitate its dealings with suppliers and shippers. CPR’s ongoing strategy is to apply information technology to improve its competitive position.

CPR remains committed to maintaining its current high level of plant quality and renewing its franchise. At December 31, 2003, CPR had committed to future multi-year capital expenditures amounting to $493.9 million, which are expected to be financed by cash generated from operations.

CPR has a substantial investment in fixed plant and equipment, and has limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, CPR actively manages its processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.

Infrastructure capacity is an increasing business risk for CPR, especially in western Canada and the U.S., due largely to significant increases in traffic volumes in a number of business segments. Capacity could be strained in certain corridors where shipping peaks occur in a number of business segments at the same time. To address this risk, CPR continues to increase the capacity of its core franchise through infrastructure sharing and joint service programs with other railways, operating plan strategies, and strategic capital investment programs.

CPR’s traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. CPR’s future grain transportation revenues may be negatively affected if there is a recurrence of drought conditions that existed in its grain collection areas in 2001 and 2002. CPR will attempt to mitigate the effects of any downward pressure on transportation revenues primarily through cost-containment measures.

Oil prices, which increased during the latter half of 2002, escalated further in early 2003 and remain an uncertainty due to such matters as low inventories and political unrest and ongoing military conflict in the Middle East. CPR will continue to mitigate increases in fuel prices through its fuel-hedging programs and fuel-efficiency initiatives.

CPR works closely with Canadian and U.S. officials as well as other railways to ensure the safe and secure movement of goods between Canada and the U.S. In 2003, several new regulatory security frameworks were initiated as a result of the terrorist attacks in the U.S. in 2001. CPR is fully automated with both Canada Border

PG	22	|	2003 Canadian Pacific Railway Annual Report

Services Agency (“CBSA”) and U.S. Customs and Border Protection (“C&BP”) and provides cargo information electronically well in advance of border arrival. Under the joint Declaration of Principles signed in April 2003, CPR committed to work with CBSA and C&BP to install sophisticated cargo-screening systems designed to scan U.S.-bound rail shipments at five of CPR’s border crossings. Four of these systems, called the Vehicle and Cargo Inspection System, are now fully operational. The remaining installation is expected to be completed in 2005. This joint government-industry initiative was the culmination of several months of discussion and is expected to enhance the security of U.S.-bound rail shipments while helping ensure uninterrupted access to the U.S. market for CPR customers.

CPR is a certified carrier with C&BP’s Customs-Trade Partnership Against Terrorism (“C-TPAT”) and CBSA’s Partners in Protection (“PIP”) programs. C-TPAT and PIP are partnership programs of government and business that seek to strengthen overall supply chain and border security. CPR is also an approved carrier under CBSA’s Customs Self-Assessment program.

CPR reached a negotiated contract settlement with members of the Rail Canada Traffic Controllers union following a seven-week strike during the summer of 2003. The striking traffic controllers, who manage the movement of trains across CPR’s network in Canada, were replaced by non-unionized employees and rail traffic was unaffected by the strike. The new three-year contract extends to the end of 2005.

Train crew employees have elected the Teamsters Canada Rail Conference as their bargaining agent, replacing the Canadian Council of Railway Operating Unions (“CCROU”). CPR’s collective agreement with the CCROU expired on December 31, 2002, however, negotiations had been suspended pending the outcome of the representational vote by union members. CPR expects to begin negotiating a collective agreement in 2004.

A three-year collective agreement was ratified in January 2004 by members of the United Steel Workers of America (“USWA”). The agreement with the USWA, which represents clerical employees of CPR, extends to the end of 2006.

Negotiations with the Brotherhood of Maintenance of Way Employees (“BMWE”) have been delayed due to an attempt by another union to represent the BMWE membership. At this time, management is unable to predict when bargaining may resume with the union, which represents employees who maintain CPR’s track.

A final decision was made in the U.S. Department of Commerce anti-dumping and countervailing duty cases with respect to Canadian grain. A previous ruling on Canadian durum was overturned and the duty on durum was removed. The U.S. re-filed its complaint against the Government of Canada and the Canadian Wheat Board (“CWB”) at the World Trade Organization (“WTO”). In February 2004, the WTO found that CWB is operating within international trading rules but was critical of some aspects of Canadian grain transportation regulation, including the legislated cap on revenues that can be charged and earned by Canadian railways for the carriage of western Canadian grain.

The Province of British Columbia announced on November 25, 2003, its intention to sell most of the freight operations of BC Rail to Canadian National Railway Company. The sale of BC Rail, which serves northern British Columbia, requires approval of the Competition Bureau. CPR is taking steps to protect its market position and presence in northern British Columbia and does not expect a material adverse impact on the Company should the sale be completed.

A seven-year, $200-million agreement reached with IBM Canada Ltd. in December 2003 to operate and enhance CPR’s computing infrastructure included a transfer of CPR’s existing computing assets to IBM. The arrangement will reduce CPR’s costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service.

2003 Canadian Pacific Railway Annual Report	|	PG	23

The Company is investigating environmental contamination at a property in the U.S. that had been leased by CPR to third parties and is still owned by the Company. The cost of remediation at this site cannot be reasonably estimated at this time and may be material. The Company believes that the environmental condition was substantially caused by the former lessees and not by the Company. The Company has filed a claim against the former lessees seeking to recover all or substantially all of the costs of remediation.

FINANCIAL COMMITMENTS
In addition to the financial commitments of the Company mentioned previously under the headings “Off-Balance Sheet Arrangements” and “Contractual Commitments”, the Company is party to certain other financial commitments discussed below.

Certain Other Financial Commitments

	Amount of commitment per period
At December 31, 2003 (in millions)	Total	< 1 year	1 – 3 years	3 – 5 years	> 5 years

Letters of credit	$314.1	$314.1	$–	$–	$–
Capital commitments (1)	493.9	209.3	47.9	58.6	178.1
Surety bonds	25.0	25.0	–	–	–
Offset financial liability	150.5	–	–	–	150.5
Interest rate swaps and bond forward on long-term debt – unrealized gain	(10.2)	(10.2)	–	–	–
Crude oil futures – unrealized gain	(26.8)	(17.0)	(8.6)	(1.2)	–

Total commitments	$946.5	$521.2	$39.3	$57.4	$328.6

(1) The Company has several contracts outstanding with termination payments ranging from $nil to $26.4 million per contract, and resulting in a minimum exposure of $4.3 million and a maximum exposure of $28.9 million, depending on the date of termination. These contracts terminate between 2006 and 2013.

Letters of Credit and Surety Bonds
Letters of credit and surety bonds are obtained mainly to provide security to third parties as part of agreements. The Company is liable for these contract amounts in the case of non-performance under third-party agreements. As a result, CPR’s available line of credit is adjusted for the contract amounts currently included within the revolving credit facility.

Capital Commitments
The Company is obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, and freight car and land purchases. At December 31, 2003, CPR had multi-year capital commitments of $493.9 million, mainly for locomotive overhaul agreements, in the form of signed contracts or letters of intent. Payments for these commitments are due in 2004 through 2016.

Offset Financial Liability
The Company entered into a bank loan in 2003 to finance the acquisition of certain equipment. At December 31, 2003, the loan had a balance of $154.5 million, which was offset by a financial asset of $150.5 million with the same financial institution. The remainder is included in “Long-term Debt” on CPR’s Consolidated Balance Sheet.

Interest Rate Swaps
The Company enters into interest rate hedging transactions to manage exposure to fluctuations in interest rates, to hedge against increases in interest rates in anticipation of future debt issuances, and to convert a portion of its fixed-rate long-term debt to floating-interest-rate debt. The Company uses interest rate swaps, bond forwards and treasury locks as part of its interest rate risk management strategy.

PG	24	|	2003 Canadian Pacific Railway Annual Report

The Company enters into interest rate swaps to convert fixed-rate debt to floating-rate debt. At December 31, 2003, CPR had entered into six separate swaps on which it pays an average floating rate that fluctuates quarterly based on the London Interbank Offered Rate (LIBOR). The swaps will expire in 2010 and 2011.

The Company uses bond forwards and treasury locks to fix the benchmark interest rate of future debt issuances. The Company entered into six treasury lock transactions, expiring March 2004, for a future debt issuance totalling US$124 million, with an average term of 14.5 years.

The unrealized gain shown above was calculated based on the fair value of the swaps or locks at December 31, 2003. Swap, currency and basis spread curves from Reuters.com were utilized to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or because of minor variations in the time of day when the data was collected.

In 2003, interest expense was reduced by $5.2 million due to the above-mentioned interest rate swaps. At December 31, 2003, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included a $21.7-million loss from an interest rate lock settled in July 2003 on $200 million of long-term debt. This loss is being amortized over seven years, which is the life of the debt. “Interest Expense” on the Statement of Consolidated Income included $1.6 million for amortization of this loss. No unrealized gains or losses have been included in the Statement of Consolidated Income or the Consolidated Balance Sheet.

Crude Oil Futures
CPR sells and purchases crude oil futures to hedge its exposure against the possibility of fuel price increases. The Company’s exposure is represented by the unrealized gains or losses on these futures.

The unrealized gain shown in the “Certain Other Financial Commitments” table was calculated based on the fair value of the futures, which was the market settle price of West Texas Intermediate (WTI) on the New York Mercantile Exchange (NYMEX) at December 31, 2003. Fair market value of collars is included in the calculation of the unrealized gain or loss if the weighted average future settle price is greater than the ceiling price or less than the floor price of the collars. At December 31, 2003, the price of WTI was greater than the ceiling price of the collars. As a result, the gains associated with the collars have been included in the unrealized gain. No unrealized gains or losses have been included in the Statement of Consolidated Income or the Consolidated Balance Sheet.

In 2003, fuel expense was reduced by $28.3 million as a result of gains and losses arising from settled futures and collars.

Pension Plan Deficit
The deficit of the Company’s defined benefit pension plans declined to $753.7 million at December 31, 2003, from $863.5 million at December 31, 2002. The Company complies with the applicable funding requirements, which are federally regulated. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate bonds. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point the actual discount rate varies above (or below) the estimated discount rate can cause the deficit to decrease (or increase) by approximately $590 million. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $60 million. There would eventually be significant increases to funding and pension expense if current conditions persist.

The Company made a voluntary extra pension contribution of $300 million in December 2003 as a pre-payment of contributions anticipated to be made in 2004 and 2005. The remaining deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. The Company will

2003 Canadian Pacific Railway Annual Report	|	PG	25

continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by the Pension Benefits Standards Act. CPR estimates that it will be required to contribute $122 million in 2004.

The last actuarial valuation of CPR’s main pension plan was completed as at January 1, 2002. The Company is currently undergoing an updated actuarial valuation of this plan as at January 1, 2004, which will be completed by June 2004. The Company took into account the estimated impact of this valuation, along with other factors, in deriving the expected funding contribution of $122 million in 2004. While a similar level of contribution is expected for 2005, the actual amount required to be contributed will depend on CPR’s actual experience in 2004 with such variables as investment returns, interest rate fluctuations and demographic changes.

SPECIAL CHARGE
In the second quarter of 2003, CPR recorded a special charge in the amount of $228 million to recognize the cost of a productivity program to eliminate 820 job positions by the end of 2005 and to reflect the fair market value of certain under-performing assets.

The special charge included: $105 million to accrue for labour liabilities resulting from a company-wide productivity-driven job-reduction initiative and the future rental payments for leased space no longer being used by the Company as a result of downsizing; a $116-million write-down to fair value of the assets of CPR’s northeastern U.S. subsidiary, Delaware and Hudson Railway Company, Inc. (“D&H”), including a $22-million accrual for the impact of labour restructuring; and a write-off totalling $7 million related to two non-beneficial investments – the assets of a supply chain management subsidiary and an investment in an industry-wide procurement entity.

The second-quarter charge of $105 million consisted of $103 million for the elimination of 820 job positions, including 370 in 2003, 330 in 2004 and 120 in 2005, as well as $2 million for the future rental payments for a property that has ceased to be used by CPR as a result of staff reduction initiatives. Payments of termination benefits and property rents are expected to occur until 2009. CPR eliminated 360 positions by the end of 2003, with elimination of the remaining 10 positions for the year delayed until the end of 2005.

Productivity improvements stemming from eliminating the 820 job positions are expected to reduce compensation and benefits expense by approximately $38 million in 2004, $53 million in 2005 and $56 million in future years. The job reductions contributed $10 million in savings by the end of 2003, slightly less than the $11 million in projected savings as timing of certain reductions was delayed.

Cash payments, including restructuring costs for the D&H, are expected to be $45 million in 2004, $19 million in 2005, $17 million in 2006 and a total of $28 million in the remaining years to 2009. CPR expects to fund these payments from general operations.

The special charge included a $94-million write-down of D&H assets to more accurately reflect the current fair value of its operations. This asset impairment charge will be followed by a restructuring of the D&H to improve its economic performance.

A write-off of CPR’s investments in two under-performing assets amounted to $7 million. Administrative costs will be reduced following CPR’s absorption of its supply chain management subsidiary.

RESTRUCTURING
CPR’s restructuring liabilities at December 31, 2003, included labour liabilities related to job reductions planned for 2003 to 2005 that are discussed above under the subheading “Special Charge”.

The liabilities also included residual payments to protected employees for previous restructuring plans that are substantially complete. These payments are expected to continue in decreasing amounts until 2025 and will be funded from CPR’s general operations.

PG	26	|	2003 Canadian Pacific Railway Annual Report

At December 31, 2003, CPR’s labour liabilities, including those recorded as part of the special charge discussed above, totalled $358 million, compared with $310 million at December 31, 2002. Payments in 2003 relating to these liabilities were $78 million, compared with $95 million in the same period of 2002.

Also included in the restructuring liabilities are accruals for costs associated with the rental of properties no longer being used by the Company. Cash payments for these liabilities are anticipated to be $3 million in 2004, and $0.3 million annually thereafter until 2009. At December 31, 2003, total restructuring liabilities, including the accrual recorded as part of the special charge in the second quarter of 2003, were $367 million, compared with $326 million at December 31, 2002. Payments made in 2003 relating to these items were $86.8 million, compared with $99.3 million in 2002.

CRITICAL ACCOUNTING ESTIMATES
To prepare financial statements that conform with Canadian GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, management reviews its estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

ENVIRONMENTAL LIABILITIES
Management estimates the probable costs to be incurred in the remediation of property sites contaminated by past railway use. Sites are screened and classified according to typical activities and scale of operations conducted, and remediation strategies are developed for each property based on the nature and extent of the contamination as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. Management also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. CPR is committed to fully meeting its regulatory and legal obligations with respect to environmental matters.

In 1995, following several years of environmental investigations by CPR at various properties across Canada and the U.S., the Company recorded a before-tax environmental provision of $144 million for 10 years of a program to manage environmental liabilities from historical operations. This provision was increased by $50 million in 1999, at which time the net amount accrued, after payments, was $164 million.

At December 31, 2003, the accrual for environmental remediation amounted to $95 million, of which the long-term portion amounting to $70 million was included in deferred liabilities and the short-term portion amounting to $25 million was included in accrued liabilities. Total payments in 2003 were $20 million. The U.S. dollar-denominated portion of the liability was affected by FX, resulting in a decrease in environmental liabilities of $6 million in 2003. Costs incurred under CPR’s environmental remediation program are charged against the accrual.

PENSIONS AND OTHER BENEFITS
The Company has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are included in the “Legal and Personal Injury Liabilities” section of this MD&A.

2003 Canadian Pacific Railway Annual Report	|	PG	27

Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) are included in “Compensation and Benefits” in CPR’s Statement of Consolidated Income. For the year ended December 31, 2003, pension expense was $12.5 million, consisting of defined benefit pension expense of $9.5 million plus defined contribution pension expense (equal to contributions) of $3.0 million. Post-retirement benefits expense in 2003 was $32.0 million, resulting in combined pension and post-retirement benefits expenses of $44.5 million for the year.

On the December 31, 2003, Consolidated Balance Sheet, the provision for prepaid pension costs and other benefits (excluding workers’ compensation benefits) accruals totalled $562.2 million. “Other Assets and Deferred Charges” include prepaid pension costs of $693.9 million offset by accrued pension costs of $3.8 million and post-retirement benefits accruals of $127.9 million included in “Deferred Liabilities”.

PROPERTY, PLANT AND EQUIPMENT
CPR follows the group depreciation method and depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.

CPR undertakes regular depreciation studies to establish the estimated useful life of each property group. These studies establish the weighted average estimated useful life by property group, taking into consideration current and historical information about the asset lives.
Considerations include but are not limited to: historical useful lives of similar assets; historical incidence of early retirements (e.g. as a result of train accidents); anticipated future uses of assets; and net salvage values at retirement.

Regulatory standards in Canada require depreciation studies to be completed and submitted for approval at least every seven years. Standards in the U.S. require studies to be completed and submitted for approval every three years for equipment and every six years for track.

The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged by the Company and the amount of accumulated depreciation recorded as a component of “Net Properties” on the Consolidated Balance Sheet. Depreciation expense relating to properties amounted to $381.5 million in 2003. At December 31, 2003, accumulated depreciation was $4,300.4 million.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and are dealt with prospectively by amending depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimate for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expenses.

CPR completed depreciation reviews of certain properties in 2003 that resulted in changes to the estimated useful lives and salvage rates of certain assets. The impact of these reviews resulted in a depreciation expense increase of $9 million, compared with 2002.

FUTURE INCOME TAXES
Effective January 1, 2001, CPR adopted the Canadian Institute of Chartered Accountants’ (“CICA”) Section 3465 “Income Taxes” with respect to the accounting of future income taxes, which is based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at the substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the

PG	28	|	2003 Canadian Pacific Railway Annual Report

benefit of tax losses) and liabilities. The substantively enacted federal and provincial future income tax rates may differ in each future period. The timing and realization of future income taxes at the balance sheet date are determined with reference to management’s long-term income and capital investment forecasts developed as part of the Company’s planning and budgeting processes.

Future income tax expense totalling $32.0 million was included in income taxes for 2003. At December 31, 2003, future income tax liabilities of $1,307.2 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $87.4 million realizable within one year were recorded as a current asset. The Company believes that its future income tax provisions are adequate.

As discussed in the section “Other Income Statement Items”, under the subheading “Income Taxes”, future income tax expense and liability were adjusted by $52.7 million in 2003 to reflect the new Government of Ontario income tax rates, and by $59.3 million as a result of the revaluation of several components of the future income tax liability.

With the passage of legislation to reduce federal income tax rates by 7% over time, CPR recorded in 2000 a $132-million reduction of future income tax liability. During 2001, CPR recorded a further $45-million reduction of future income tax liability on substantively enacted reductions in provincial tax rates.

LEGAL AND PERSONAL INJURY LIABILITIES
CPR and its subsidiaries are involved in litigation in both Canada and the U.S. related to their businesses. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims, certain occupation-related claims and claims relating to property damage.

These estimates are determined on a case-by-case basis. They are based on CPR’s assessment of the actual damages incurred, current legal advice with respect to the expected outcome of the legal action, and actuarially determined assessments with respect to settlements in other similar cases. CPR employs experienced claims adjusters who investigate and assess the validity of individual claims made against the Company and estimate the damages incurred.

A provision for incidents, claims or litigation is recorded, based on the facts and circumstances known at the time. CPR accrues for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, the Company keeps a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, CPR is assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program. CPR manages workers’ compensation claims in the U.S. using a case-by-case comprehensive approach, rather than the statistical estimate approach used by some Class 1 railways.

Provisions for incidents, claims and litigation charged to income are included in “Purchased Services and Other” on CPR’s Statement of Consolidated Income and amounted to $78.1 million in 2003.

2003 Canadian Pacific Railway Annual Report	|	PG	29

Accruals for incidents, claims and litigation, including WCB accruals, totalled $161.8 million, net of insurance recoveries, at December 31, 2003. The total accrual includes: $103.3 million in “Deferred Liabilities” and $100.1 million in “Accounts Payable and Accrued Liabilities”, offset by $33.7 million in “Other Assets and Deferred Charges” and $7.9 million in “Accounts Receivable”.

systems, procedures and controls

Management is responsible for establishing appropriate information systems, procedures and controls to ensure that all financial information disclosed externally,

including this MD&A, and used internally by management is complete and reliable. These procedures include a review of the financial statements and associated information, including this MD&A, by the Audit, Finance and Risk Management Committee of the Board of Directors. The Company’s Chief Executive Officer and Chief Financial Officer have a process to evaluate the applicable systems, procedures and controls and are satisfied they are adequate for ensuring that complete and reliable financial information is produced.

PG	30	|	2003 Canadian Pacific Railway Annual Report

forward-looking information

This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to CPR’s operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that predictions, forecasts, projections and other forms of forward-looking information will not be achieved by CPR. In addition, CPR undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, CPR’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; and technological changes.

The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the most recent crop year, after a period of significant drought-induced decline. However, factors over which CPR has no control, such as weather conditions and insect populations, affect crop production and yield in CPR’s grain collection areas. Fuel prices also remain uncertain, as they are influenced by many factors, including worldwide oil demand, international politics, and the ability of major oil-producing countries to comply with agreed-upon production quotas.

The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, among other things, economic performance and government monetary policy.

There is also continuing uncertainty with respect to security issues involving the movement of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.

New rules governing railway mergers were established by the U.S. Surface Transportation Board (“STB”) in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.

In Canada, draft legislation prepared following the federal government’s 2001 review of the Canada Transportation Act did not proceed when Parliament terminated its session in late 2003. The legislative review did affirm the importance of market forces in achieving a viable, sustainable rail industry. Although there is no visible indication that the government is focused on amending transportation legislation, there could be some measures advanced that could affect the competitive capability and commercial strategies of Canadian railways.

In addition to the foregoing general factors, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed elsewhere in this MD&A with the particular forward-looking statement in question.

2003 Canadian Pacific Railway Annual Report	|	PG	31

management’s responsibility for financial reporting

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and careful judgment.

Management maintains a system of internal accounting controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly. The internal audit department reviews these accounting controls on an ongoing basis and reports its findings and recommendations to management and the Audit, Finance and Risk Management Committee of the Board of Directors.

The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee, consisting of four members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

MICHAEL T. WAITES
Executive Vice-President and Chief Financial Officer

ROBERT J. RITCHIE
President and Chief Executive Officer

February 19, 2004

PG	32	|	2003 Canadian Pacific Railway Annual Report

auditors’ report

TO THE SHAREHOLDERS OF
CANADIAN PACIFIC RAILWAY LIMITED

We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2003 and 2002, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by xmanagement, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, in accordance with generally accepted accounting principles in Canada.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 6, 2004

COMMENTS BY AUDITORS FOR U.S. READERS
ON CANADA-U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Note 2 and 25 to the consolidated financial statements. Our report to the shareholders dated February 6, 2004, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 6, 2004

2003 Canadian Pacific Railway Annual Report	|	PG	33

statement of consolidated income

Year ended December 31 (in millions, except per share data)	2003	2002	2001

Revenues
Freight	$3,479.3	$3,471.9	$3,496.7
Other	181.4	193.7	201.9

	3,660.7	3,665.6	3,698.6

Operating expenses
Compensation and benefits	1,152.6	1,131.1	1,122.1
Fuel	393.3	357.5	403.0
Materials	176.8	165.7	180.9
Equipment rents	238.2	255.0	272.1
Depreciation and amortization	381.5	348.4	334.4
Purchased services and other	577.7	551.4	545.1

	2,920.1	2,809.1	2,857.6

Operating income, before the following:	740.6	856.5	841.0
Special charge for labour restructuring and asset impairment (Note 4)	228.5	–	–
Loss on transfer of assets to outsourcing firm (Note 12)	28.9	–	–
Spin-off related, incentive compensation and unusual charges (Note 18)	–	–	24.5

Operating income	483.2	856.5	816.5
Other charges (Note 5)	33.5	21.8	26.4
Foreign exchange (gain) loss on long-term debt	(209.5)	(13.4)	58.2
Bridge financing fees related to spin-off (Note 18)	–	–	17.2
Interest expense (Note 6)	218.7	242.2	209.6
Income tax expense (Note 7)	41.8	109.9	132.6

Net income	$398.7	$496.0	$372.5

Basic earnings per share (Note 8)	$2.51	$3.13	$2.35

Diluted earnings per share (Note 8)	$2.51	$3.11	$2.34

See Notes to Consolidated Financial Statements.

PG	34	|	2003 Canadian Pacific Railway Annual Report

consolidated balance sheet

Year ended December 31 (in millions)	2003	2002

Assets
Current assets
Cash and short-term investments	$134.7	$284.9
Accounts receivable (Note 9)	395.7	443.0
Materials and supplies	106.4	108.9
Future income taxes (Note 7)	87.4	72.5

	724.2	909.3
Investments (Note 11)	105.6	92.2
Net properties (Note 12)	8,220.0	8,149.3
Other assets and deferred charges (Note 13)	907.3	510.0

Total assets	$9,957.1	$9,660.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$907.0	$984.2
Income and other taxes payable	13.5	92.6
Dividends payable on Common Shares	20.2	20.2
Long-term debt maturing within one year (Note 14)	13.9	400.8

	954.6	1,497.8
Deferred liabilities (Note 16)	671.2	654.4
Long-term debt (Note 14)	3,348.9	2,922.1
Future income taxes (Note 7)	1,307.2	1,200.1
Shareholders’ equity (Note 18)
Share capital	1,118.1	1,116.1
Contributed surplus	294.6	291.1
Foreign currency translation adjustments	87.7	122.3
Retained income	2,174.8	1,856.9

	3,675.2	3,386.4

Total liabilities and shareholders’ equity	$9,957.1	$9,660.8

Commitments and contingencies (Note 22).

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	J.E. Newall, Director	R. Phillips, Director

2003 Canadian Pacific Railway Annual Report	|	PG	35

statement of consolidated cash flows

Year ended December 31 (in millions)	2003	2002	2001

Operating activities
Net income	$398.7	$496.0	$372.5
Add (deduct) items not affecting cash
Depreciation and amortization	381.5	348.4	334.4
Future income taxes (Note 7)	32.0	99.0	130.8
Restructuring and impairment charge (Note 4)	228.5	–	–
Foreign exchange (gain) loss on long-term debt	(209.5)	(13.4)	58.2
Amortization of deferred charges (Note 5)	20.3	19.3	26.7
Other	–	(0.8)	(5.5)

	851.5	948.5	917.1
Restructuring payments	(107.0)	(119.3)	(132.4)
Other operating activities, net (Note 19)	(365.0)	(45.0)	(28.2)
Change in non-cash working capital balances related to operations (Note 10)	(53.6)	–	2.0

Cash provided by operating activities	325.9	784.2	758.5

Investing activities
Additions to properties (Note 12)	(686.6)	(558.5)	(566.4)
Other investments	(21.9)	4.0	3.8
Net costs from disposal of transportation properties	(12.0)	(17.2)	(27.0)

Cash used in investing activities	(720.5)	(571.7)	(589.6)

Financing activities
Dividends on Common Shares	(80.8)	(80.8)	–
Net dividends paid to Canadian Pacific Limited	–	–	(150.0)
Return of capital to Canadian Pacific Limited	–	–	(700.0)
Issuance of Common Shares	2.0	2.0	1.6
Issuance of long-term debt	699.8	–	2,395.6
Repayment of long-term debt	(376.6)	(405.7)	(1,221.2)
Equity contribution to former affiliates (Note 18)	–	–	(8.3)
Advances to former affiliates	–	–	(50.0)

Cash provided by (used in) financing activities	244.4	(484.5)	267.7

Cash position
(Decrease) increase in net cash	(150.2)	(272.0)	436.6
Net cash at beginning of year	284.9	556.9	120.3

Net cash at end of year	$134.7	$284.9	$556.9

Net cash is defined as:
Cash and short-term investments	$134.7	$284.9	$556.9

See Notes to Consolidated Financial Statements.

PG	36	|	2003 Canadian Pacific Railway Annual Report

statement of consolidated retained income

Year ended December 31 (in millions)	2003	2002	2001

Balance, January 1	$1,856.9	$1,441.7	$1,239.4
Net income for the year	398.7	496.0	372.5
Dividends
Common Shares	(80.8)	(80.8)	(20.2)
Ordinary Shares	–	–	(150.0)

Balance, December 31	$2,174.8	$1,856.9	$1,441.7

See Notes to Consolidated Financial Statements.

2003 Canadian Pacific Railway Annual Report	|	PG	37

notes to consolidated financial statements
December 31, 2003

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation
These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries (collectively referred to as “CPR”, or “the Company”). These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class 1 railways in North America. The railway’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency in Canada and the Surface Transportation Board in the United States.

These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal Subsidiaries
The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of the date hereof.

		Percentage of voting securities
Principal subsidiary	Incorporated under the laws of	held directly or indirectly by the Company

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company	Minnesota	100%
Delaware and Hudson Railway Company, Inc.	Delaware	100%

Variable-interest Entities
The Company consolidates variable-interest entities (“VIE”) when it is the primary beneficiary, as described in the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 15 “Consolidation of Variable-Interest Entities”. At December 31, 2003, CPR was the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation (see Note 2).

Revenue Recognition
Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met.

Cash and Short-term Investments
Cash and short-term investments include marketable investments that are readily convertible to cash. Short-term investments are stated at cost, which approximates market value.

PG	38	|	2003 Canadian Pacific Railway Annual Report

Foreign Currency Translation
Foreign currency assets and liabilities of the Company’s operations, other than through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. All foreign currency gains and losses are included immediately in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains and losses arising from translation of foreign subsidiaries’ accounts are included in Note 18 “Shareholders’ Equity” as foreign currency translation adjustments. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. Unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

Pensions and Other Benefits
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. Market-related values are used to calculate the expected return on plan assets. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). The transitional asset and obligation arising from implementing the CICA

Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, is being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

Benefits other than pensions, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.

Materials and Supplies
Inventories of materials and supplies are valued at the lower of average cost and replacement value.

Properties
Fixed asset additions and major renewals are recorded at cost. The Company capitalizes computer system development costs on major new systems, including the related variable indirect costs. In addition, CPR capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation. The Company will review the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When assets are determined to be impaired, recorded asset values will be revised to the fair value and an impairment loss will be recognized.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage. Usage is based on volumes of traffic.

Assets to be disposed of would be presented separately in the Balance Sheet. They would be reported at the lower of the carrying amount or fair value less costs to sell, and would no longer be depreciated. At December 31, 2003, there were no material items to be disposed of.

2003 Canadian Pacific Railway Annual Report	|	PG	39

Equipment under capital lease is included in “Properties” and depreciated over the period of expected use.

Estimated service life used for principal categories of properties is as follows:

Assets	Years

Diesel locomotives	28 to 32

Freight cars	23 to 47

Ties	35 to 45

Rails – in first position	21 to 30
– in other than first position	54

Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments
Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, interest rates and fuel prices. The Company’s policy is to not utilize derivative financial and commodity instruments for trading or speculative purposes.

The Company enters from time to time into forward exchange contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable as well as future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.

The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.

The Company has a fuel-hedging program under which CPR acquires future crude oil contracts for a percentage of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

Restructuring Accrual and Environmental Remediation
Restructuring liabilities are recorded at their present value with the related discount being amortized over the payment period. Environmental remediation accruals cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Deferred Liabilities” except for the current portion, which is recorded in “Accounts Payable and Accrued Liabilities”.

Income Taxes
The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period during which the change occurs.

PG	40	|	2003 Canadian Pacific Railway Annual Report

Earnings Per Share
Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

Stock-based Compensation
In the fourth quarter of 2003, the Company prospectively adopted the fair value-based approach to accounting for stock-based compensation applying to options issued for years beginning in 2003. Compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined by using the Black-Scholes option-pricing model. Prior to 2003, no compensation expense was recognized when the exercise price equalled the market price at the date when stock options were issued to employees under the Company’s authorized stock-based compensation plans. The Company provides pro forma basis net income and earning per share information in Note 20 “Stock-based Compensation” for the fair value of options granted between January 1, 2002, and December 31, 2002.

Any consideration paid by employees on exercise of stock options and the fair value of the options is credited to share capital when the option is exercised. Compensation expense is also recognized for stock appreciation rights (“SAR”), deferred share units (“DSU”) and employee share purchase plans by amortizing the cost over the vesting period, with the liability for SARs and DSUs marked-to-market until exercised.

2. NEW ACCOUNTING POLICIES
Variable-interest Entities
Effective April 1, 2003, the Company early adopted on a prospective basis the CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities”. The guideline requires the primary beneficiary of a VIE to consolidate the VIE when the majority equity owner has not provided the VIE with sufficient funding through equity to allow it to finance its activities without relying on financial support from other parties with an interest in the VIE. The primary beneficiary is the enterprise that will absorb or receive the majority of the VIE’s expected losses, expected residual returns, or both. CPR is the primary beneficiary of one VIE, which holds rail cars and meets the criteria for consolidation. The impact of consolidating the VIE on April 1, 2003, was an increase in net properties of $193.5 million and an increase in long-term debt of $193.5 million. The effect on net income of adopting this standard in 2003 was an increase in net income of $23.8 million. This included a $22.4-million foreign exchange gain on long-term debt.

Stock-based Compensation
In the fourth quarter of 2003, CPR adopted the fair value-based approach of the CICA’s Handbook Section 3870 “Stock-based Compensation and Other Stock-based Payments”. The Company adopted the new accounting rules effective January 1, 2003, on a prospective basis for options issued for years beginning in 2003. The compensation expense related to options issued after January 1, 2003, included in “Compensation and Benefits”, was $3.5 million in 2003.

Guarantees
In February 2003, the CICA adopted Accounting Guideline 14 (“AcG 14”) “Disclosure of Guarantees”. The guideline requires disclosure of key information about certain types of guarantee contracts that require payments contingent on specified types of future events, and is effective for periods beginning on or after January 1, 2003 (see Note 22).

Impairment of Long-lived Assets
In 2003, CPR adopted the CICA’s Handbook Section 3063 “Impairment of Long-lived Assets”on a prospective basis. Previously, if the carrying amount of an asset was not recoverable, the asset was written down to the related undiscounted cash flow value. Under this new section, an impairment loss on long-lived assets is recognized when the carrying amount is not recoverable and exceeds its fair value. An impairment loss is the excess of the carrying amount over the fair value and the fair value of the asset becomes the new cost basis and is not reversed

2003 Canadian Pacific Railway Annual Report	|	PG	41

if the fair value subsequently increases. As a result of the new standard, the special charge taken in the second quarter of 2003 was $72.5 million greater than it would have been under the old standard.

Severance and Termination Benefits
In the second quarter of 2003, the Company adopted on a prospective basis the CICA Accounting Standard, Emerging Issues Committee (“EIC”) 134 “Accounting for Severance and Termination Benefits”. The effect on net income of adopting this standard was immaterial. The standard also requires increased disclosure of severance and termination benefit liabilities.

Foreign Currency Translation
Effective January 1, 2002, the Company adopted retroactively with restatement the CICA accounting standard for the treatment of foreign exchange gains and losses. The result of this restatement was to reduce opening retained income at January 1, 2000, by $97.5 million, decrease other assets and deferred charges at January 1, 2000, by $120.0 million and decrease future income taxes at January 1, 2000, by $22.5 million. The restatement also reduced net income by $29.7 million and $37.9 million and reduced basic and fully diluted earnings per share by 18 cents and 24 cents for the years ended December 31, 2000 and 2001, respectively.

Under the new standard, foreign exchange gains and losses on long-term debt can no longer be deferred and amortized to income. As a result, long-term debt of approximately CDN$2.1 billion denominated in U.S. dollars is translated into Canadian dollars using the period-end exchange rate, with the effect of the change from the previous period-end rate reflected in income. Approximately CDN$0.6 billion of the long-term debt is designated as a hedge of the net investment in self-sustaining U.S. subsidiaries.

3. FUTURE ACCOUNTING CHANGES
Hedging Transactions
In November 2001, the CICA issued Accounting Guideline 13 (“AcG 13”) “Hedging Relationships”, which will be effective for years beginning on or after

July 1, 2003. In April 2003, the CICA approved certain revisions to AcG 13. The guideline addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying and deals with the discontinuance of hedge accounting and the required hedge effectiveness testing.

Any derivative financial instruments that fail to meet the hedging criteria will be accounted for in accordance with EIC-128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments”. These instruments will be recorded on the Balance Sheet at fair value and changes in fair value will be recognized in income in the period in which the change occurs. The effect on net income of adopting this guideline is expected to be immaterial.

Asset Retirement Obligations
The CICA approved Handbook Section 3110 “Asset Retirement Obligations” to replace the current guidance on future removal costs included in the CICA Accounting Standard 3061 “Property, Plant and Equipment”. The new standard is effective for years beginning on or after January 1, 2004. It requires recognition of a liability at its fair value for any legal obligation associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense on a systematic and rational basis. The standard does not allow the Company’s current practice of recognizing removal costs in excess of salvage proceeds over the life of the asset when the removal costs are not legal obligations. The effect of adopting this standard on January 1, 2004, will be to reduce retained earnings on January 1, 2004, by $22.0 million and properties by $1.0 million, and increase deferred liabilities by $31.0 million and future income tax assets by $10.0 million. It will not have a material impact on net income.

PG	42	|	2003 Canadian Pacific Railway Annual Report

4. SPECIAL CHARGE FOR LABOUR RESTRUCTURING
AND ASSET IMPAIRMENT
In the second quarter of 2003, CPR recorded a special charge of $228.5 million for restructuring and write-down of unproductive assets. The special charge was comprised of: $105.5 million to accrue for labour liabilities resulting from a company-wide productivity-driven job reduction initiative; a $116.1-million write-down to fair value, based on estimated future discounted cash flows, of the assets of CPR’s northeastern U.S. subsidiary, Delaware and Hudson Railway Company, Inc. (“D&H”), arising from management taking action to restructure its interest in the D&H; and a total $6.9-million write-down of two non-beneficial investments – the assets in a supply chain management subsidiary and an investment in an industry-wide procurement entity. The $105.5-million accrual includes $2.0 million for future rental payments for leased space no longer being used by the Company as a result of downsizing. The $116.1-million write-down includes a $21.8-million accrual for the impact of labour restructuring (see Note 12).

The job reductions will be completed by the end of 2005, however, ongoing payments of termination benefits to certain employees are expected to continue to 2009.

5. OTHER CHARGES

(in millions)	2003	2002	2001

Amortization of discount on accruals recorded at present value	$20.3	$19.3	$26.7
Other exchange losses (gains)	0.4	(1.6)	(14.8)
Charges on sale of accounts receivable (Note 9)	4.1	3.5	5.7
Other	8.7	0.6	8.8

Total other charges	$33.5	$21.8	$26.4

Included in “Other” above in 2002 are charges related to the early redemption of CPR’s 8.85 % Debentures – specifically, a call premium of $17.5 million (see Note 14) and accelerated amortization of deferred financing charges of $2.5 million, which are offset by $27.0 million of interest income on an income tax settlement related to prior years (see Note 7).

6. INTEREST EXPENSE

(in millions)	2003	2002	2001

Interest expense	$226.4	$254.2	$229.5
Interest income	(7.7)	(12.0)	(19.9)

Total interest expense	$218.7	$242.2	$209.6

Cash interest payments	$221.9	$245.5	$197.9

No interest was paid to former affiliates during 2003 (2002 – $nil; 2001 – $2.1 million).

2003 Canadian Pacific Railway Annual Report	|	PG	43

7. INCOME TAXES
The following is a summary of the major components of the Company’s income tax expense:

(in millions)	2003	2002	2001

Canada (domestic)
Current income tax expense	$9.2	$9.9	$10.3

Future income tax expense
Origination and reversal of temporary differences	114.2	149.5	139.6
Effect of tax rate increases (reductions)	52.6	–	(64.0)
Recognition of previously unrecorded tax losses	(59.1)	(8.8)	–
Other	(59.6)	(81.0)	(4.6)

Total future income tax expense	48.1	59.7	71.0

Total income taxes (domestic)	$57.3	$69.6	$81.3

Other (foreign)
Current income tax expense	$0.6	$1.0	$(8.5)

Future income tax expense
Origination and reversal of temporary differences	5.2	54.8	53.9
Recognition of previously unrecorded tax losses	(22.7)	(15.5)	–
Other	1.4	–	5.9

Total future income tax expense	(16.1)	39.3	59.8

Total income taxes (foreign)	$(15.5)	$40.3	$51.3

Total
Current income tax expense	$9.8	$10.9	$1.8
Future income tax expense	32.0	99.0	130.8

Total income taxes (domestic and foreign)	$41.8	$109.9	$132.6

PG	44	|	2003 Canadian Pacific Railway Annual Report

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

(in millions)	2003	2002

Future income tax assets
Restructuring liability	$158.2	$145.6
Amount related to tax losses carried forward	286.2	150.8
Capital assets tax basis in excess of carrying value	9.2	–
Liabilities carrying value in excess of tax basis	54.9	142.9
Future environmental remediation costs	14.4	18.7
Other	39.6	77.1

Total future income tax assets	562.5	535.1

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,470.3	1,494.0
Prepaid expenses	255.4	118.0
Other	56.6	50.7

Total future income tax liabilities	1,782.3	1,662.7

Total net future income tax liabilities	1,219.8	1,127.6
Net current future income tax assets	87.4	72.5

Net long-term future income tax liabilities	$1,307.2	$1,200.1

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions)	2003	2002	2001

Expected income tax expense at Canadian statutory tax rates	$166.7	$227.3	$190.9
Increase (decrease) in taxes resulting from:
Large corporations tax	11.1	10.0	10.3
Gains not subject to tax	(50.5)	(19.4)	10.4
Foreign tax rate differentials	19.3	3.7	(10.4)
Effect of tax rate increases (reductions)	52.6	–	(64.0)
Recognition of previously unrecorded tax losses	(81.8)	(24.3)	–
Other	(75.6)	(87.4)	(4.6)

Total income tax expense	$41.8	$109.9	$132.6

2003 Canadian Pacific Railway Annual Report	|	PG	45

The Company has $488.0 million of capital losses (2002 – $800.0 million) available indefinitely for Canadian tax purposes for which no future income tax asset has been recognized.

In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters. During 2003, the Company revalued various components of its future income tax liability and reduced the estimate of its future income tax liability by $59.3 million. The Company believes that its future income tax provision is adequate.

During 2002, as a result of a favourable decision by the Federal Court of Appeal (the Queen v. Canadian Pacific Limited (legally renamed Canadian Pacific Railway Company in 1996)), the Company reported a recovery of income taxes of approximately $72.0 million.

8. EARNINGS PER SHARE
At December 31, 2003, the number of shares outstanding was 158.7 million (2002 – 158.5 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year. For the year ended December 31, 2001, the weighted average number of shares was calculated using the number of shares issued as a result of the corporate reorganization for the first nine months of 2001 (see Note 18) and the actual number of shares outstanding for the last three months of the year.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options. At December 31, 2003, there were 0.5 million replacement options outstanding that had been exchanged after the spin-off for Canadian Pacific Limited (“CPL”) stock options held by CPL employees (2002 – 0.7 million replacement options). In 2003, 1.6 million stock options were issued to CPR employees (2002 – 1.6 million new options; 2001 – 2.7 million new options).

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2003	2002	2001

Weighted average shares outstanding	158.5	158.5	158.3
Dilutive effect of stock options	0.6	0.8	0.5

Weighted average diluted shares outstanding	159.1	159.3	158.8

(in dollars)	2003	2002	2001

Basic earnings per share	$2.51	$3.13	$2.35

Diluted earnings per share	$2.51	$3.11	$2.34

PG	46	|	2003 Canadian Pacific Railway Annual Report

9. SALE OF ACCOUNTS RECEIVABLE
The Company has a securitization agreement involving the non-recourse sale of accounts receivable on a revolving basis, which at December 31, 2003, amounted to $132.0 million (2002 – $132.0 million). Cash proceeds on these receivables were $120.0 million (2002 – $120.0 million) with $12.0 million (2002 – $12.0 million) having been held back as a reserve to be released to the Company upon termination of the agreement.

Discounts on the revolving sales and program fees of $4.1 million in 2003 (2002 – $3.5 million; 2001 – $5.7 million) were included in the Income Statement as part of “Other Charges” (see Note 5). The reserve is valued on the Company’s books at an amount equal to the undiscounted expected future cash flows. The Company acts as the collector of the receivables but has no claim against the proceeds of collection of the securitized receivables.

10. CHANGE IN NON-CASH WORKING CAPITAL BALANCES RELATED TO OPERATIONS

(in millions)	2003	2002	2001

Source (use) of cash:
Accounts receivable	$47.3	$21.1	$31.2
Materials and supplies	2.5	(6.6)	28.7
Accounts payable and accrued liabilities	(77.2)	(20.4)	3.1
Income and other taxes payable	(79.1)	(10.8)	(54.7)

Change in non-cash working capital	(106.5)	(16.7)	8.3
Exclude amounts reported elsewhere on the Statement of Consolidated Cash Flows:
Decrease (increase) in current portion of restructuring provisions included in accounts payable and accrued liabilities	13.3	(4.4)	(2.4)
(Increase) decrease in accounts payable and accrued liabilities resulting from additions to properties	(12.4)	7.4	3.7
Other changes in non-cash working capital balances (reclassification to (from) long-term liabilities from (to) current liabilities)	54.1	13.7	(7.6)
Other changes in non-cash working capital balances (reclassification (to) from long-term asset to (from) current assets)	(2.1)	–	–

Change in non-cash working capital balances related to operations	$(53.6)	$–	$2.0

11. INVESTMENTS

(in millions)	2003	2002

Rail investments accounted for on an equity basis	$77.6	$61.2
Other investments accounted for on a cost basis	28.0	31.0

Total investments	$105.6	$92.2

2003 Canadian Pacific Railway Annual Report	|	PG	47

12. NET PROPERTIES

		Accumulated	Net book
(in millions)	Cost	depreciation	value

2003
Track and roadway	$7,388.7	$2,382.1	$5,006.6
Buildings	314.9	110.1	204.8
Rolling stock	3,277.6	1,284.7	1,992.9
Other	1,539.3	523.6	1,015.7

Total net properties	$12,520.5	$4,300.5	$8,220.0

2002
Track and roadway	$7,315.2	$2,245.6	$5,069.6
Buildings	348.1	123.8	224.3
Rolling stock	3,067.7	1,277.5	1,790.2
Other	1,590.0	524.8	1,065.2

Total net properties	$12,321.0	$4,171.7	$8,149.3

At December 31, 2003, net properties included $387.9 million (2002 – $399.3 million) of assets held under capital lease at cost and related accumulated depreciation of $70.1 million (2002 – $57.8 million).

During the year, capital assets were acquired under the Company’s capital program at an aggregate cost of $699.0 million (2002 – $551.1 million), none of which were acquired by means of capital leases (2002 – $nil). At April 1, 2003, the Company consolidated $193.5 million in net properties of a VIE for which it is the primary beneficiary (see Note 2). Cash payments related to capital purchases were $686.6 million in 2003 (2002 – $558.5 million).

At December 31, 2003, $12.4 million (2002 – $nil) remained in accounts payable related to the above purchases.

Included in the special charge recorded in the second quarter of 2003 was a $116.1-million write-down to fair market value of the assets of the D&H, including a $21.8-million accrual for the impact of labour restructuring.

In the fourth quarter of 2003, CPR and IBM Canada Ltd. (“IBM”) entered into a seven-year agreement under which IBM will operate and enhance the Company’s computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.

13. OTHER ASSETS AND DEFERRED CHARGES

(in millions)	2003	2002

Prepaid pension costs	$693.9	$335.6
Other	213.4	174.4

Total other assets and deferred charges	$907.3	$510.0

PG	48	|	2003 Canadian Pacific Railway Annual Report

14. LONG-TERM DEBT

(in millions)	Currency in which payable	2003	2002

6.250 % Notes due 2011	US$	$518.6	$631.0
7.125 % Debentures due 2031	US$	453.8	552.2
6.875 % Debentures due 2003	US$	–	394.4
9.450 % Debentures due 2021	US$	324.1	394.4
5.750 % Debentures due 2033	US$	324.1	–
7.20 % Medium Term Notes due 2005	CDN$	250.0	250.0
4.90 % Medium Term Notes due 2010	CDN$	350.0	–
6.91 % Secured Equipment Notes due 2005 – 2024	CDN$	235.0	235.0
7.49 % Equipment Trust Certificates due 2005 – 2021	US$	155.6	189.3
Secured Equipment Loan due 2004 – 2007	US$	168.6	–
Secured Equipment Loan due 2004 – 2015	CDN$	158.4	160.6
Obligations under capital leases due 2004 – 2022 (6.85% – 7.65%)	US$	365.6	448.4
Obligations under capital leases due 2006 (7.88% – 10.93%)	CDN$	1.4	1.8
Bank loan payable on demand due 2010	CDN$	4.0	–
Other	US$	0.6	1.0

		3,309.8	3,258.1
Perpetual 4 % Consolidated Debenture Stock	US$	40.2	50.5
Perpetual 4 % Consolidated Debenture Stock	GBP£	12.8	14.3

		3,362.8	3,322.9
Less: Long-term debt maturing within one year		13.9	400.8

		$3,348.9	$2,922.1

At December 31, 2003, long-term debt denominated in U.S. dollars was CDN$2,351.2 million (2002 – CDN$2,661.2 million).

Interest on each of the following instruments is paid semi-annually: 6.250 % Notes and 7.125 % and 6.875 % Debentures on April 15 and October 15 of each year; 9.450 % Debentures on February 1 and August 1 of each year. The final interest payment and principal repayment for the 6.875 % Debentures occurred on April 15, 2003. All of these notes and debentures are unsecured but carry a negative pledge.

The 5.750 % Debentures are unsecured but carry a negative pledge. Interest is payable semi-annually on March 15 and September 15 of each year.

CPR’s 8.850 % Debentures were called in June 2002. As a result of the early redemption, CPR was required to pay a call premium of $17.5 million and accelerate the amortization of the related remaining deferred financing charges of $2.5 million. Both these items are included in “Other Charges” (see Note 5).

The 7.20 % Medium Term Notes due 2005 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 28 and December 28 of each year.

2003 Canadian Pacific Railway Annual Report	|	PG	49

The 4.90 % Medium Term Notes due 2010 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 15 and December 15 of each year.

The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2003, of $261.8 million. The Company makes semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Thereafter, the Company will pay on April 1 and October 1 of each year, commencing April 1, 2005, up to and including October 1, 2024, equal blended semi-annual payments of principal and interest of $10.9 million.

The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2003, of $178.7 million. Semi-annual interest payments of US$4.5 million are made on January 15 and July 15 of each year, up to and including January 15, 2005. Thereafter, semi-annual payments will vary in amount and will be interest-only payments or blended principal and interest payments. Final payment of principal is due January 15, 2021.

The Secured Equipment Loan due 2004 – 2007 is secured by specific units of rolling stock with a carrying value at December 31, 2003, of $199.4 million. The interest rate is floating and is calculated based on a blend of one-month and three-month average LIBOR plus a spread (2003 – 1.95%). The Company makes blended payments of interest and principal quarterly on February 20, May 20, August 20 and November 20 of each year.

The Secured Equipment Loan due 2004-2015 is secured by specific locomotive units with a carrying value at December 31, 2003, of $211.7 million. The interest rate is floating and is calculated based on a six-month average CDOR (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2003 – 3.56%; 2002 – 3.13%). The Company makes blended payments of interest and principal semi-annually on February 1 and August 1 of each year.

The bank loan payable on demand matures in the year 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2003, was $154.5 million. The Company has offset against this loan a financial asset of $150.5 million with the same financial institution.

The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2003 are (in millions): 2004 – $9.5; 2005 – $263.7; 2006 – $16.1; 2007 – $174.2; 2008 – $15.1.

PG	50	|	2003 Canadian Pacific Railway Annual Report

At December 31, 2003, capital lease obligations included in long-term debt were as follows:

(in millions)	Year	Capital leases

Minimum lease payments in:	2004	$30.6
	2005	30.6
	2006	32.1
	2007	33.3
	2008	33.3
	Thereafter	515.0

Total minimum lease payments		674.9
Less: Imputed interest		307.9

Present value of minimum lease payments		367.0
Less: Current portion		4.4

Long-term portion of capital lease obligations		$362.6

The carrying value of the assets securing the capital lease obligations at December 31, 2003, was $317.8 million.

15. FINANCIAL INSTRUMENTS

Forward Foreign Currency Exchange Contracts
Exposure to changes arising from fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams and certain U.S. dollar expenditures has been managed by selling or purchasing forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2003, the Company had no outstanding foreign exchange contracts to purchase U.S. dollars (2002 – contracts to purchase approximately US$40.0 million at an effective exchange rate of 1.56). At December 31, 2003, the unrealized gain on forward foreign currency exchange contracts was CDN$nil (2002 – CDN$0.9 million).

Commodity Contracts
Exposure to fluctuations in fuel prices has been managed by selling or purchasing crude oil futures. At December 31, 2003, the Company had entered into futures contracts, which are accounted for as cash flow hedges, to purchase approximately 2,951,000 barrels (2002 – 5,116,000 barrels) over the years 2004 to 2008 at average annual prices ranging from US$24.65 to US$20.83 per barrel (2002 – US$22.20 to US$20.83 over the years 2003 to 2007). At December 31, 2003, the unrealized gain on crude oil futures was CDN$26.8 million (2002 – CDN$26.3 million).

Interest Rate Contracts
At December 31, 2003, the Company had outstanding cross-currency interest rate swap agreements, accounted for as a hedge, for a nominal amount of CDN$105.0 million, which converts a portion of its fixed-interest-rate liability into a variable-rate liability for the 4.90 % Medium Term Notes. At December 31, 2003, the unrealized gain on these cross-currency interest rate swap agreements was CDN$2.2 million (2002 – $nil).

2003 Canadian Pacific Railway Annual Report	|	PG	51

The following table discloses the terms of the swap agreements at December 31, 2003:

Expiration	June 15, 2010

Principal swapped (paying CDN$ millions)	$105.0
Principal swapped (receiving US$ millions)	$77.3
Fixed receiving rate	4.90%
Variable paying rate (1)	1.7%

(1) Based on U.S. three-month LIBOR.

At December 31, 2003, the Company had outstanding interest rate swap agreements, accounted for as a hedge, for a nominal amount of US$150.0 million, which converts a portion of its fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2003, the unrealized gain on these interest rate swap agreements was CDN$8.4 million (2002 – $nil).

The following table discloses the terms of the swap agreements at December 31, 2003:

Expiration	October 15, 2011

Notional amount of principal (in CDN$ millions)	$194.5
Fixed receiving rate	6.250%
Variable paying rate (1)	2.4%

(1) Based on U.S. three-month LIBOR.

The Company is also party to agreements that have established the borrowing rate on US$124.0 million of long-term debt, expected to be issued in the first three months of 2004. Unrealized losses on this arrangement, which is accounted for as a cash flow hedge, are CDN$0.4 million at December 31, 2003, and are expected to be amortized over the life of the issue.

During 2003, the Company recorded a CDN$23.3-million loss paid to settle interest rate locks on CDN$200.0 million of long-term debt. The interest rate locks were accounted for as a cash flow hedge and are being amortized over the seven-year life of the issue.

At December 31, 2002, the Company had outstanding interest rate swap agreements, accounted for as a hedge,

for a nominal amount of CDN$40.8 million. These interest rate swap agreements expired on November 3, 2003.

Credit Risk Management
The Company is exposed to credit losses in the event of non-performance by counterparties to financial instruments. However, the Company does not anticipate such non-performance as dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.

Interest Rate Exposure and Fair Values
The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments is summarized in the following table:

PG	52	|	2003 Canadian Pacific Railway Annual Report

		Fixed interest rate maturing in
	At floating		2005	2009	Total carrying
(in millions)	interest rates	2004	to 2008	and after	value	Fair value

Financial assets
Cash and short-term investments 2003	$134.7	$–	$–	$–	$134.7	$134.7

Cash and short-term investments 2002	$284.9	$–	$–	$–	$284.9	$284.9

Financial liabilities
6.250 % Notes	–	–	–	518.6	518.6	557.9
7.125 % Debentures	–	–	–	453.8	453.8	540.3
9.450 % Debentures	–	–	–	324.1	324.1	442.3
5.750 % Debentures	–	–	–	324.1	324.1	303.1
7.20% Medium Term Notes due 2005	–	–	250.0	–	250.0	264.8
4.90% Medium Term Notes due 2010	–	–	–	350.0	350.0	349.3
6.91% Secured Equipment Notes	–	–	25.3	209.7	235.0	264.7
7.49% Equipment Trust Certificates	–	–	12.5	143.1	155.6	215.5
Secured Equipment Loan due 2007	168.6	–	–	–	168.6	168.6
Secured Equipment Loan due 2015	158.4	–	–	–	158.4	158.4
4 % Consolidated Debenture Stock	–	–	–	53.0	53.0	42.6
Obligations under capital leases	–	4.4	29.8	332.8	367.0	452.8
Bank loan payable on demand	–	4.0	–	–	4.0	4.0
Other	–	0.2	0.4	–	0.6	0.6
Crude oil futures	–	–	–	–	–	26.8
Interest rate swaps	299.5	–	–	(299.5)	–	10.6
Interest rate locks	–	–	–	–	–	(0.4)

Total financial liabilities 2003					$3,362.8	$3,801.9

Total financial liabilities 2002					$3,322.9	$3,787.6

The Company has determined the estimated fair values of its financial instruments based on appropriate valuation methodologies. However, considerable judgment is necessary to develop these estimates. Accordingly, the estimates presented herein are not necessarily indicative of what the Company could realize in a current market exchange. The use of different assumptions or methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•	Short-term financial assets and liabilities are valued at their carrying amounts as presented in the Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

•	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2003. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the Balance Sheet date.

2003 Canadian Pacific Railway Annual Report	|	PG	53

•	The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2003, which generally reflects the estimated amounts the Company would receive or pay to terminate the contracts at the Balance Sheet date.

16. DEFERRED LIABILITIES

(in millions)	2003	2002

Provision for restructuring and environmental remediation (Note 17)	$462.2	$441.8
Deferred workers’ compensation	181.3	179.1
Accrued employee benefits	127.6	115.8
Fibre optics rights-of-way deferred revenue	54.7	61.0
Other	48.2	75.9

	874.0	873.6
Less: Amount payable/realizable within one year	202.8	219.2

Total deferred liabilities	$671.2	$654.4

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.

17. RESTRUCTURING ACCRUAL
AND ENVIRONMENTAL REMEDIATION
At December 31, 2003, the provision for restructuring and environmental remediation was $462.2 million (2002 — $441.8 million). The provision was primarily for labour liabilities for restructuring plans, including those discussed in Note 4 “Special Charge for Labour Restructuring and Asset Impairment”. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CPR’s liabilities associated with its restructuring and environmental remediation programs:

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan. 1, 2003	Accrued	Payments	of discount	impact	Dec. 31, 2003

Labour liability for terminations and severances	$313.0	126.5	(78.4)	12.5	(15.4)	$358.2
Other non-labour liabilities for exit plans	13.3	1.9	(8.4)	0.5	1.9	9.2

Total restructuring liability	326.3	128.4	(86.8)	13.0	(13.5)	367.4

Environmental remediation program	115.5	5.5	(20.2)	—	(6.0)	94.8

Total restructuring and environmental remediation liability	$441.8	133.9	(107.0)	13.0	(19.5)	$462.2

'

PG	54	|	2003 Canadian Pacific Railway Annual Report

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan.1, 2002	Accrued	Payments	of discount	impact	Dec. 31, 2002

Total restructuring and environmental remediation liability	$551.0	(0.8)	(119.3)	11.6	(0.7)	$441.8

During 2002, CPR began new restructuring initiatives to reduce costs by eliminating 85 positions, mostly in administrative areas. These initiatives required the provision be increased by $6.8 million. This change was offset by a net reduction of $3.9 million of previously accrued initiatives due to net experience gains and by an additional $2.3 million in present-value discount due to a delay in expected payments.

18. SHAREHOLDERS’ EQUITY
Reorganization
For the periods prior to October 1, 2001, Canadian Pacific Railway Company (“CPRC”) was a wholly owned subsidiary of CPL. On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created, publicly held company, CPRL. As a result, CPRC is now a wholly owned subsidiary of CPRL. As CPRL, CPRC and CPRC’s subsidiaries (collectively referred to as “CPR”, “the Company” or “Canadian Pacific Railway”) were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests, and the historical financial information of CPRC became the historical financial information of newly formed CPRL.

At December 31, 2001, CPR had recorded charges of $24.5 million due to the spin-off and related incentive compensation and $17.2 million in a spin-off related bridge financing fee.

During 2001, as part of the corporate reorganization, CPRL Common Shares were issued at a ratio of 1:2 for each CPL share outstanding. There were 158.3 million CPRL shares outstanding on October 5, 2001, the date on which former shareholders of CPL became shareholders of CPRL. The CPRC Ordinary Shares outstanding at the time of reorganization are now wholly owned by CPRL.

Authorized and Issued Share Capital
The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2003, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

	2003		2002
(in millions)	Number	Amount	Number	Amount

Balance, January 1	158.5	$1,116.1	158.4	$1,114.1
Common Shares issued under stock option plans	0.2	2.0	0.1	2.0

Balance, December 31	158.7	$1,118.1	158.5	$1,116.1

2003 Canadian Pacific Railway Annual Report	|	PG	55

Contributed Surplus
During 2003, the Company recorded $3.5 million in stock compensation expense to contributed surplus (see Note 2).

During 2001, the Company paid net capital contributions totalling $8.3 million to former affiliates.

Foreign Currency Translation Adjustments
Included in equity are the following cumulative foreign currency translation adjustments:

(in millions)	2003	2002

Balance, January 1	$122.3	$125.5
Change in foreign currency translation rates on foreign subsidiaries	(188.9)	(8.3)
Other	—	(3.2)

Balance, December 31, before designated hedge	$(66.6)	$114.0
Designated hedge, net of tax	154.3	8.3

Balance, December 31, including designated hedge	$87.7	$122.3

For the year ended December 31, 2003, the Company recorded future income taxes of $34.6 million on the designated hedge (2002 — $nil).

19. PENSIONS AND OTHER BENEFITS
Pensions and Other Benefits, Excluding
Post-employment Restructuring Benefits
The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal or provincial pension supervisory authorities.

Other benefits include post-retirement health and life insurance for pensioners, and post-employment workers’ compensation benefits, which are based on Company-specific claims.

At December 31, the net benefit expense (credit) for DB pension plans and other benefits included the following components:

	Pensions		Other benefits
(in millions)	2003	2002	2003	2002

Current service cost (benefits earned by employees in the year)	$64.4	$61.7	$15.3	$14.6
Interest cost on benefit obligation	395.0	387.1	26.7	25.6
Expected return on pension fund assets	(448.6)	(450.0)	—	—
Amortization of:
Transitional (asset) obligation	(15.6)	(15.6)	13.4	13.4
Prior year service cost	9.8	11.8	—	—
Net actuarial loss (gain)	4.2	0.3	(2.3)	0.8

Net benefit expense (credit)	$9.2	$(4.7)	$53.1	$54.4

PG	56	|	2003 Canadian Pacific Railway Annual Report

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions)	2003	2002	2003	2002

Change in benefit obligation:
Benefit obligation at January 1	$5,993.1	$5,844.5	$423.8	$379.2
Current service cost	64.4	61.7	15.3	14.6
Interest cost	395.0	387.1	26.7	25.6
Employee contributions	47.3	46.4	–	–
Benefits paid	(361.5)	(364.8)	(32.7)	(32.9)
Foreign currency changes	(30.9)	(1.1)	(16.9)	(0.4)
Plan amendments	14.2	(4.5)	(2.6)	(5.1)
Inclusion of provincial Workers’ Compensation Board account	–	–	17.2	–
Actuarial loss	403.7	23.8	19.6	42.8

Benefit obligation at December 31	$6,525.3	$5,993.1	$450.4	$423.8

Change in fund assets:
Fair value of fund assets at January 1	$5,129.6	$5,484.7	$–	$–
Actual return on fund assets	604.7	(95.6)	–	–
Employer contributions	371.8	59.9	32.7	32.9
Employee contributions	47.3	46.4	–	–
Benefits paid	(361.5)	(364.8)	(32.7)	(32.9)
Inclusion of provincial Workers’ Compensation Board account	–	–	17.2	–
Foreign currency changes	(20.3)	(1.0)	–	–

Fair value of fund assets at December 31	$5,771.6	$5,129.6	$17.2	$–

Funded status – plan deficit	$(753.7)	$(863.5)	$(433.2)	$(423.8)
Unamortized prior service cost	111.2	107.8	–	–
Unamortized net transitional (asset) obligation	(145.1)	(160.7)	117.1	133.1
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine pension expense	358.0	600.8	–	–
Unamortized net actuarial loss	1,119.7 (1)	641.8 (1)	89.5	74.4

Accrued benefit asset (liability) in the Consolidated Balance Sheet	$690.1	$326.2	$(226.6)	$(216.3)

(1) The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) is equal to $467.2 million at December 31, 2003 (2002 – $42.5 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years).

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes was performed at January 1, 2002.

2003 Canadian Pacific Railway Annual Report	|	PG	57

Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits
(in millions)	2003	2002	2003	2002

Benefit obligation	$(6,525.3)	$(5,993.1)	$(450.4)	$(423.8)
Fair value of fund assets	5,771.6	5,129.6	17.2	–

	$(753.7)	$(863.5)	$(433.2)	$(423.8)

Actuarial assumptions used at December 31 were approximately:

(percentage)	2003	2002	2001

Discount rate for plan obligation	6.25	6.75	6.75
Projected future salary increases	3.00	3.00	3.00
Expected rate of return on fund assets for the year ended December 31	8.00	8.00	8.00
Health care cost trend rate(1)	9.00	6.90	7.50

(1) The health care cost trend rate is projected to decrease by 0.5 % per year to approximately 4.5 % per year.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on the total of service and interest costs(1)	$(1.5)	$1.7
Effect on post-retirement benefit obligation(1)	(14.9)	15.9

(1) Favourable (unfavourable).

Plan Assets
The Company’s pension plan asset allocation at December 31, 2003 and 2002, and the current weighted average permissible range for each major asset class were as follows:

	Current permissible	Percentage of plan assets at December 31
Asset allocation	range	2003	2002

Equity securities	48 – 60%	54.2%	46.9%
Debt securities	36 – 44	41.2	47.8
Real estate and other	4 – 8	4.6	5.3

Total		100.0%	100.0%

PG	58	|	2003 Canadian Pacific Railway Annual Report

The Company’s investment strategy is to achieve a long-term (five- to 10-year period) real rate of return of 5.5%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5 % yields a long-term nominal target of 8.0%, net of all fees and expenses. In identifying the above asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of their returns with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives is limited to 20 % of the market value of the fund.

An 8 % expected rate of return on the market-related value of assets is being used for 2004.

At December 31, 2003, fund assets consisted primarily of listed stocks and bonds, including 285,000 CPRL Common Shares (2002 – 760,000) at a market value of $10.4 million (2002 – $23.7 million) and 6.91 % Secured Equipment Notes issued by CPRL at par value of $1.4 million (2002 – $nil) and at market value of $1.5 million (2002 – $nil).

Cash Flows Information about the actual and expected cash flows from the pension and other benefits plans is as follows:

Employer contributions (in millions)	Pension benefits	Other benefits

2002	$59.9	$32.9
2003	371.8	32.7
2004 (expected)	122.0	33.0

Of the $371.8 million contributed in 2003, $71.8 million was needed to satisfy minimum funding requirements, and an additional $300.0 million was contributed at the Company’s discretion and is included in “Other Operating Activities, Net”, in the Statement of Consolidated Cash Flows.

Expected benefit payments (in millions)	Pension benefits	Other benefits

2004	$369.0	$33.2
2005	376.9	34.2
2006	384.4	35.2
2007	398.7	36.2
2008	413.7	37.4
2009 – 2013	2,362.2	218.9

The above table reflects the total benefits expected to be paid from the plans’ trusteed assets or from the Company’s assets, including both the Company’s share of the benefit cost and the participants’ share of the cost, which is funded by participant contributions to the plans. Virtually all of the expected benefit payments with respect to pension benefits will come from the plans’ trusteed assets, while all of the expected benefit payments with respect to other benefits will be paid from the Company’s assets.

2003 Canadian Pacific Railway Annual Report	|	PG	59

Defined Contribution Plan
 Effective January 1, 2001, Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2003, the net expense of this plan, which generally equals the employer’s required contribution, was $3.1 million (2002 – $2.6 million).

Post-employment Restructuring Benefits
 The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 17). The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions)	2003	2002

Change in liability:
Restructuring labour liability at January 1	$239.7	$306.4
Plan adjustment	124.0	(1.1)
Settlement gain	–	–
Interest cost	14.7	18.1
Benefits paid	(68.4)	(83.3)
Foreign currency changes	(12.7)	(0.4)

Restructuring labour liability at December 31	297.3	239.7

Unfunded restructuring labour amount	(297.3)	(239.7)
Unamortized net transitional amount	(60.9)	(73.3)

Accrued restructuring labour liability in the Consolidated Balance Sheet	$(358.2)	$(313.0)

20. STOCK-BASED COMPENSATION
At December 31, 2003, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan, and an employee stock savings plan. These plans resulted in a compensation cost in 2003 of $15.8 million (2002 – $7.4 million).

In 2001, charges of $16.6 million for stock compensation resulting from increases in share values between the date the spin-off was announced on February 12, 2001, and the date the spin-off was completed on October 1, 2001, were included in the Statement of Consolidated Income as part of “Spin-off Related, Incentive Compensation and Unusual Charges”.

Replacement Options and SARs
 Due to the reorganization of CPL, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully-vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.

PG	60	|	2003 Canadian Pacific Railway Annual Report

By agreement between CPRL and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CPRL employees is recognized as an expense by CPRL. The difference between the strike price and the exercise price of CPRL SARs held by employees of the former affiliates is recovered from the former affiliates.

SARs are attached to 50 % of the options and there is a one-to-one cancellation ratio between those options and SARs.

Stock Option Plans and SARs
 Under the Company’s stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. In the fourth quarter of 2003, the Company prospectively adopted the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Beginning in 2003, compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the dates of grant, as determined by the Black-Scholes option pricing model. Options granted between January 1, 2002, and December 31, 2002, are not recorded at fair value and, as such, no compensation expense was recorded in 2002 or 2003 for these options. Additional fair value disclosure on these options is included below as “Additional Fair Value Disclosure”.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date.

At December 31, 2003, there were 4,870,699 (2002 – 6,373,659) Common Shares available for the granting of future options under the stock option plans, out of the 11,500,000 Common Shares currently authorized.

With the granting of options, employees may be simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.

The following is a summary of the Company’s fixed stock option plan as of December 31:

	2003		2002
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	4,873,791	$26.61	3,607,622	$23.99
New options granted	1,649,580	31.48	1,550,725	30.65
Exercised	(150,077)	13.45	(139,101)	13.50
Forfeited/cancelled	(144,210)	27.69	(145,455)	22.19
Expired	(2,410)	10.20	–	–

Outstanding, December 31	6,226,674	$28.20	4,873,791	$26.61

Options exercisable at December 31	908,209	$20.96	827,426	$16.31

2003 Canadian Pacific Railway Annual Report	|	PG	61

At December 31, 2003, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average years	average	Number of	average
Range of exercise prices	options	to expiration	exercise price	options	exercise price

$ 9.30 – $ 9.83	33,627	1	$9.83	33,627	$9.83
$10.49 – $14.61	360,575	5	$13.88	360,575	$13.88
$15.61 – $18.96	157,657	4	$16.87	157,657	$16.87
$27.62 – $35.15	5,674,815	8	$29.54	356,350	$30.99

	6,226,674	8	$28.20	908,209	$20.96

Deferred Share Unit Plan
 The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at the redemption date. DSUs vest over various periods of up to 36 months and are only redeemable for a specified period after employment is terminated.

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33 % of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25%. Key employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2003, there were 238,690 (2002 – 214,911) DSUs outstanding. In 2003, 8,594 DSUs were redeemed.

Employee Share Purchase Plan
 In October 2001, the Company created an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period.

For those employees who enrolled in the plan prior to December 31, 2001, the Company contributed $1,000 (US$650) for the first $1,000 contributed by the employees. Under the plan, the Company matches $1 for every $3 contributed by employees at any time.

All employees have the opportunity to participate in the program to a maximum of 6 % of annual salary.

At December 31, 2003, there were 9,072 (2002 – 9,746) participants in the plan. The total number of shares purchased in 2003 on behalf of participants, including the Company contribution, was 652,040 (2002 – 1,023,624) shares. In 2003, the Company’s contributions totalled $6.7 million (2002 – $11.3 million).

PG	62	|	2003 Canadian Pacific Railway Annual Report

Additional Fair Value Disclosure
The issuance or exercise of stock options authorized by CPR’s stock compensation plan between January 1, 2002, and December 31, 2002, does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CPR used the fair value method, the fair value of options granted would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		2003	2002

Net income (in millions)	As reported	$398.7	$496.0
	Pro forma	$396.7	$492.9
Basic earnings per share (in dollars)	As reported	$2.51	$3.13
	Pro forma	$2.50	$3.11
Diluted earnings per share (in dollars)	As reported	$2.51	$3.11
	Pro forma	$2.49	$3.09

Under the fair value method, the fair value of options at the grant date is $9.5 million for options issued in 2003 and the pro forma value at the grant date is $8.4 million for options issued in 2002. The weighted average fair value assumptions were approximately:

	2003	2002

Expected option life (years)	4.41	4.41
Risk-free interest rate	4.14%	4.45%
Expected stock price volatility	30%	30%
Expected annual dividends per share	$0.50	$0.51
Weighted average fair value of options granted during the year	$8.49	$7.88

21. RELATED PARTY TRANSACTIONS
No rail services were provided to related parties in 2003 and 2002. For the first nine months of 2001, leading up to the date of the spin-off, $328.2 million of rail services were provided to affiliates. No amounts were included in accounts receivable at December 31, 2003 (2002 – $nil; 2001 – $23.1 million) as a result of these transactions.

22. COMMITMENTS AND CONTINGENCIES
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2003, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

2003 Canadian Pacific Railway Annual Report	|	PG	63

The Company is investigating environmental contamination at an owned property in the U.S. that had been leased to third parties. The costs of remediation at this site cannot be reasonably estimated at this time but could be material. The Company believes that the environmental condition was substantially caused by the former lessees and not by the Company. The Company has filed a claim against the former lessees seeking to recover all or substantially all of the costs of remediation.

At December 31, 2003, the Company had committed to future capital expenditures amounting to $493.9 million for years 2004 to 2016.

At December 31, 2003, the Company had a committed unused line of credit of $504.6 million available for short-term and long-term financing, repayable three years after signing and prepayable at the Company’s option. The interest rate varies based on bank prime, Bankers’ Acceptances or the London InterBank Offered Rate.

Minimum payments under operating leases were estimated at $461.1 million in aggregate, with annual payments in each of the five years following 2003 of (in millions): 2004 – $113.4; 2005 – $103.1; 2006 – $75.6; 2007 – $60.4; 2008 – $37.6.

Guarantees
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

•	Residual value guarantees on operating lease commitments of $118.4 million at December 31, 2003;

•	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to pay other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2003, these accruals amounted to $9.0 million.

Indemnifications
Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2003, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

23. SEGMENTED INFORMATION
Operating Segment
The Company operates in only one operating segment: rail transportation. The financial information presented at this level is used by management for decision making.

No single customer accounts for more than 10% of the Company’s revenue.

PG	64	|	2003 Canadian Pacific Railway Annual Report

Geographic Information

(in millions)	Canada	United States	Total

2003
Revenues	$2,683.9	$976.8	$3,660.7
Net properties	$6,653.0	$1,567.0	$8,220.0
2002
Revenues	$2,607.5	$1,058.1	$3,665.6
Net properties	$6,189.6	$1,959.7	$8,149.3
2001
Revenues	$2,665.6	$1,033.0	$3,698.6
Net properties	$5,992.6	$1,942.9	$7,935.5

Consolidating Information – 2003

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,681.0	$976.8	$–	$2.9	$3,660.7
Operating expenses	2,374.3	943.4	–	(140.2)	3,177.5

Operating income	306.7	33.4	–	143.1	483.2
Interest and other charges	225.9	26.5	(4.6)	4.4	252.2
Foreign exchange (gain) loss on long-term debt	(208.2)	(31.5)	52.6	(22.4)	(209.5)
Income taxes	(14.9)	(15.7)	0.1	72.3	41.8

Net income (loss)	$303.9	$54.1	$(48.1)	$88.8	$398.7

Current assets	$606.6	$221.3	$3.2	$(106.9)	$724.2
Net properties	5,105.1	1,567.0	–	1,547.9	8,220.0
Other long-term assets	926.3	91.8	–	(5.2)	1,012.9

Total assets	$6,638.0	$1,880.1	$3.2	$1,435.8	$9,957.1

Current liabilities	$756.7	$304.1	$(0.7)	$(105.5)	$954.6
Long-term liabilities	4,260.1	609.2	(1.1)	459.1	5,327.3
Shareholders’ equity	1,621.2	966.8	5.0	1,082.2	3,675.2

Total liabilities and shareholders’ equity	$6,638.0	$1,880.1	$3.2	$1,435.8	$9,957.1

2003 Canadian Pacific Railway Annual Report	|	PG	65

Consolidating Information – 2002

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,607.5	$1,058.1	$–	$–	$3,665.6
Operating expenses	2,078.8	887.5	–	(157.2)	2,809.1

Operating income	528.7	170.6	–	157.2	856.5
Interest and other charges	240.7	29.8	(6.5)	–	264.0
Foreign exchange (gain) loss on long-term debt	(15.5)	–	2.1	–	(13.4)
Income taxes	18.3	42.3	0.2	49.1	109.9

Net income	$285.2	$98.5	$4.2	$108.1	$496.0

Current assets	$663.1	$310.2	$2.0	$(66.0)	$909.3
Net properties	4,991.8	1,959.7	–	1,197.8	8,149.3
Other long-term assets	520.0	82.1	0.1	–	602.2

Total assets	$6,174.9	$2,352.0	$2.1	$1,131.8	$9,660.8

Current liabilities	$1,242.0	$325.1	$(0.6)	$(68.7)	$1,497.8
Long-term liabilities	3,835.0	734.3	(1.3)	208.6	4,776.6
Shareholders’ equity	1,097.9	1,292.6	4.0	991.9	3,386.4

Total liabilities and shareholders’ equity	$6,174.9	$2,352.0	$2.1	$1,131.8	$9,660.8

PG	66	|	2003 Canadian Pacific Railway Annual Report

Consolidating Information – 2001

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,665.1	$1,033.0	$–	$0.5	$3,698.6
Operating expenses	2,191.2	870.5	–	(179.6)	2,882.1

Operating income	473.9	162.5	–	180.1	816.5
Interest and other charges	248.3	38.5	(33.6)	–	253.2
Foreign exchange loss on long-term debt	58.2	–	–	–	58.2
Income taxes	58.0	50.8	0.5	23.3	132.6

Net income	$109.4	$73.2	$33.1	$156.8	$372.5

Current assets	$956.1	$310.6	$3.1	$(54.3)	$1,215.5
Net properties	4,958.3	1,942.9	–	1,034.3	7,935.5
Other long-term assets	486.2	23.9	–	–	510.1

Total assets	$6,400.6	$2,277.4	$3.1	$980.0	$9,661.1

Current liabilities	$930.4	$292.8	$0.1	$(56.9)	$1,166.4
Long-term liabilities	4,634.3	735.5	(0.5)	153.0	5,522.3
Shareholders’ equity	835.9	1,249.1	3.5	883.9	2,972.4

Total liabilities and shareholders’ equity	$6,400.6	$2,277.4	$3.1	$980.0	$9,661.1

The Condensed Income Statement and Balance Sheet for the Canadian operations have been prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency in Canada. The changes required to consolidate the Canadian operations are identified above as consolidating entries with the exception of amounts adjusting current assets and liabilities, which are eliminations of inter-company balances between countries.

24. RECLASSIFICATION
Certain prior years’ figures have been reclassified to conform with the presentation adopted for 2003.

25. SUPPLEMENTARY DATA
Reconciliation of Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s Statement of Consolidated Income and Balance Sheet. Certain additional disclosures as required under U.S. GAAP have not been provided, as permitted by the Securities and Exchange Commission.

2003 Canadian Pacific Railway Annual Report	|	PG	67

Accounting for Derivative Instruments and Hedging
Effective July 1, 2003, the CICA Accounting Guideline No.13 “Hedging Relationships” (“AcG-13”) harmonizes the documentation standards for financial instruments and hedging with U.S. GAAP for fiscal years beginning on or after July 1, 2003. Under Canadian GAAP, derivative instruments are not recorded on the balance sheet at fair value and gains or losses are included in the income statement when the hedged transaction occurs. Under U.S. GAAP, derivative instruments are recognized on the balance sheet at fair value. Gains and losses on derivatives meeting hedge accounting requirements are deferred and recognized when the hedged transaction occurs. The ineffective portion of a hedging derivative is immediately recognized in income. Changes in the fair value of derivatives, which are designated and qualify as cash flow hedges, are recorded as a component of accumulated other comprehensive income. Changes in the fair values of derivatives, which are designated and qualify as fair value hedges, are recorded in income along with adjustments to the hedged item.

Prior to January 1, 2001, under FASB Statement No. 52 “Foreign Currency Translation” (“FASB 52”) for U.S. reporting purposes, forward foreign exchange contracts associated with anticipated future transactions that do not constitute firm commitments are recognized in the financial statements at fair value, with any resulting gains or losses immediately reflected in income. Under Canadian GAAP, certain of these forward foreign exchange contracts qualify as hedges for accounting purposes. Consequently, the fair value of these unsettled contracts is not reflected in the financial statements and realized gains or losses are only recognized at the time of completion of the hedged transactions.

Pensions and Post-retirement Benefits
The CICA Section 3461 “Employee Future Benefits” requires amortization of net actuarial gains and losses only if the unamortized portion of these gains and losses exceeds 10% of the greater of the benefit obligation and the market-related value of the plan assets (“the corridor”). This harmonizes the Canadian GAAP treatment with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”) and FASB Statement No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“FASB 106”). Previously, all actuarial gains and losses were amortized under Canadian GAAP.

Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 12 years. This created a difference compared with U.S. GAAP in 2003, 2002 and 2001, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor.

Post-employment Benefits
Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the new policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses are included immediately in income.

Termination and Severance Benefits
Termination and severance benefits are also covered by the CICA Section 3461. Upon transition to this accounting policy effective January 1, 2000, a net transitional asset was created and is being amortized to income. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

PG	68	|	2003 Canadian Pacific Railway Annual Report

Stock-based Compensation
Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 18), CPL underwent an equity restructuring, which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP does not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).

Internal Use Software
Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the costs of computer software developed or obtained for internal use”, certain costs, including preliminary project phase costs, are required to be expensed as incurred. These costs are capitalized under Canadian GAAP.

Capitalization of Interest
The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires these interest costs to be capitalized.

Income Taxes
Effective January 1, 2000, the Company adopted retroactively without restatement the CICA Section 3465 “Future Income Taxes”. This policy, which requires the use of the liability method, is effectively identical to FASB Statement No. 109 “Accounting for Income Taxes” (“FASB 109”), thus eliminating prior-year differences. Canadian GAAP requires the use of substantively enacted tax rates for the calculation of future income taxes, whereas under FASB 109, only enacted tax rates can be used. In the period 2000 to 2002, reduced income tax rates were substantively enacted in Canada, for which, under U.S. GAAP, the benefit could not be recognized until the rate changes were enacted. In 2003, the tax rates in Canada were enacted, eliminating any tax rate difference between Canada and the U.S.

Comprehensive Income
FASB Statement No. 130 “Reporting Comprehensive Income” (“FASB 130”) requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. Canadian GAAP does not require similar disclosure. In 2003, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and derivative instrument adjustments. In 2002 and 2001, other comprehensive income arose from foreign currency translation, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and derivative instrument adjustments.

Assets Purchased Through Conditional Sales Agreement
The Company acquired rail cars through lease agreements, which included conditional sales agreements and a put option to sell the assets to a third party in the future. Under Canadian GAAP prior to 2003, this transaction met the accounting guidelines for an operating lease and had been accounted for as such. Under U.S. GAAP, FASB Statement No. 13 “Accounting for Leases” (“FASB 13”) states that conditional sales agreements must be accounted for as capital leases.

Effective April 1, 2003, the Company early adopted on a prospective basis the CICA Accounting Guideline 15 “Consolidation of Variable-Interest Entities” (“AcG-15”), which harmonizes with FASB Interpretation No. 46 “Consolidation of Variable-Interest Entities – an Interpretation of ARB No. 51” (“FIN 46”). Under AcG-15, when the majority equity owner of a VIE holds an equity ownership representing less than 10% of the total assets of the VIE, the primary beneficiary of the VIE is required

2003 Canadian Pacific Railway Annual Report	|	PG	69

to consolidate the VIE. The Company has one VIE, which holds rail cars previously acquired through a conditional sales agreement, of which it is the primary beneficiary and meets the criteria for consolidation. There is no difference in treatment between U.S. GAAP and Canadian GAAP after April 1, 2003.

Impairment or Disposal of Long-lived Assets
On January 1, 2002, the Company adopted FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-lived Assets” (“FASB 144”). FASB 144 supersedes FASB Statement No. 121 “Accounting for the Impairment of Long-lived Assets to be Disposed of” (“FASB 121”). FASB 144 applies to all long-lived assets and, consequently, amends Accounting Principles Board Opinion No. 30 “Reporting Results of Operations –Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions”. The CICA Section 3063 “Impairment of Long-lived Assets”, which is effective for fiscal years beginning on or after April 1, 2003, will harmonize the Canadian treatment with the FASB standard. The Company prospectively adopted the CICA Section 3063 in 2003. There is no difference in treatment between U.S. GAAP and Canadian GAAP for 2003.

Additional Minimum Pension Liability
In accordance with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”), the Company recorded an additional minimum pension liability for underfunded plans representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in liabilities is charged directly to shareholders’ equity, net of related deferred income taxes. Under Canadian GAAP, there is no requirement to set up a minimum pension liability based on an annual funding test.

Guarantees
In December 2002, FASB issued Financial Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107” (“FIN 45”). FIN 45

requires that, effective for years beginning after September 15, 2002, a guarantor recognizes at the inception of a guarantee a liability for the fair value of the obligations it has undertaken in issuing the guarantee. In February 2003, the Company adopted the CICA Accounting Guideline 14 “Disclosure of Guarantees” (“AcG 14”), which is consistent with the U.S. standard, except that FIN 45 also requires recognition of a liability for the fair value of the obligation assumed at the inception of the arrangement for guarantees issued or modified after December 31, 2002. The Company has recorded all material guarantees at fair market value.

Offsetting Contracts
FASB Financial Interpretation No. 39 “Offsetting of Amounts Relating to Certain Contracts” (“FIN 39”) does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are set off against each other.

Asset Retirement Obligations
In June 2001, FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FASB 143”), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted FASB 143 under U.S. GAAP, which had an effect of $22.0 million (net of tax) on net income. The CICA Section 3110 “Asset Retirement Obligations”, which is effective for fiscal years beginning on or after January 1, 2004, will harmonize with FASB 143.

Statement of Cash Flows
There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP, except that there is no subtotal under “Cash from Operations”.

PG	70	|	2003 Canadian Pacific Railway Annual Report

Comparative Income Statement

Net income is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions)	2003	2002	2001

Net income – Canadian GAAP	$398.7	$496.0	$372.5
Increased (decreased) by:
Pension costs	(44.2)	(44.8)	(37.6)
Post-retirement benefits	8.6	8.3	7.9
Post-employment benefits	(6.2)	(0.5)	5.8
Termination and severance benefits	(10.3)	(14.7)	(11.7)
Internal use software	(5.5)	(6.4)	(12.0)
Conditional sales agreements	0.8	(1.1)	–
Asset retirement obligation	(13.0)	–	–
Stock-based compensation	(4.2)	(6.2)	(9.0)
Gain on ineffective portion of hedges	25.4	–	–
Capitalized interest	1.5	2.2	3.6
Future (deferred) income tax recovery on the above items	20.2	22.8	18.9
Substantively enacted tax rate adjustment	–	–	131.7

Income, before cumulative catch-up adjustment – U.S. GAAP	371.8	455.6	470.1
Cumulative catch-up adjustment on adoption of FASB 133, net of tax	–	–	9.6
Cumulative catch-up adjustment on adoption of FASB 143, net of tax	(15.0)	–	–

Net income – U.S. GAAP	$356.8	$455.6	$479.7
Other comprehensive income:
Unrealized foreign exchange (loss) gain on net investment in self-sustaining U.S. subsidiaries	(188.9)	(8.3)	44.1
Unrealized foreign exchange gain on designated net investment hedge	147.2	8.3	–
Other changes in foreign currency translation adjustment	–	(3.2)	(2.9)
Minimum pension liability adjustment	(177.7)	(394.0)	(10.7)
Change in fair value of derivative instruments	13.6	25.9	(25.0)
Gain on derivative instruments realized in net income	(4.2)	–	–
Future (deferred) income tax recovery (expense) on the above items	55.4	149.0	(1.8)

Comprehensive income	$202.2	$233.3	$483.4

Earnings per share – U.S. GAAP
Basic earnings per share	$2.25	$2.87	$3.03

Diluted earnings per share	$2.24	$2.86	$3.01

Basic earnings per share, before cumulative catch-up adjustments	$2.34	$2.87	$2.97

Diluted earnings per share, before cumulative catch-up adjustments	$2.34	$2.86	$2.96

2003 Canadian Pacific Railway Annual Report	|	PG	71

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions)	2003	2002	2001

Operating income
Canadian GAAP	$483.2	$856.5	$816.5
U.S. GAAP	$417.1	$795.8	$759.9

PG	72	|	2003 Canadian Pacific Railway Annual Report

Balance Sheet

Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions)	2003	2002

Assets
Long-term assets
Properties
Capitalized interest	$149.2	$147.6
Internal use software	(44.4)	(38.9)
Assets purchased through conditional sales agreements	–	207.8
Asset retirement obligation	(1.0)	–
Other assets and deferred charges
Pension	(213.2)	(169.0)
Minimum pension liability adjustment	(262.7)	(2.7)
Long-term receivable	150.5	–

Total assets	$(221.6)	$144.8

Liabilities and shareholders’ equity
Long-term liabilities
Deferred liabilities
Termination and severance benefits	$(45.7)	$(56.0)
Post-retirement benefit liability	61.1	69.7
Post-employment benefit liability	18.8	12.6
Minimum pension liability adjustment	326.8	409.1
Derivative instruments	(37.0)	(0.9)
Asset retirement obligation	31.0	–
Long-term debt
Marked-to-market hedged portion of debt	8.4	–
Assets purchased through conditional sales agreements	–	208.9
Bank loan	150.5	–
Future income tax liability	(227.3)	(148.1)

Total liabilities	286.6	495.3
Shareholders’ equity
Share capital
Stock-based compensation	7.2	4.3
Contributed surplus
Stock-based compensation	12.2	10.9
Foreign currency translation adjustments	(87.7)	(122.3)
Retained income	(107.7)	(65.8)
Accumulated other comprehensive income
Foreign currency translation adjustments	25.9	67.6
Minimum pension liability adjustment	(364.5)	(246.7)
Derivative instruments (FASB 133)	6.4	1.5

Total liabilities and shareholders’ equity	$(221.6)	$144.8

2003 Canadian Pacific Railway Annual Report	|	PG	73

five-year summary

(in millions)	2003	2002	2001	(1)	2000	(1)	1999	(1)

Income statement
Revenues
Freight
Grain	$644.4	$631.4	$749.3		$755.2		$687.5
Coal	444.0	442.5	474.1		387.8		391.6
Sulphur and fertilizers	417.4	401.3	380.7		425.8		419.6
Forest products	328.8	360.3	354.4		365.9		361.2
Industrial products	400.4	422.1	430.7		438.1		433.0
Intermodal	940.1	881.9	803.6		781.9		751.8
Automotive	304.2	332.4	303.9		305.4		278.9

	3,479.3	3,471.9	3,496.7		3,460.1		3,323.6
Other (2) (4)	181.4	193.7	201.9		195.0		172.8

Total revenues (2) (4)	3,660.7	3,665.6	3,698.6		3,655.1		3,496.4
Operating expenses
Compensation and benefits	1,152.6	1,131.1	1,122.1		1,147.8		1,173.2
Fuel	393.3	357.5	403.0		409.7		279.2
Materials	176.8	165.7	180.9		213.3		199.4
Equipment rents	238.2	255.0	272.1		266.7		269.7
Depreciation	381.5	348.4	334.4		304.7		292.5
Purchased services and other	577.7	551.4	545.1		467.7		520.1

Total operating expenses, before other specified items (2) (4)	2,920.1	2,809.1	2,857.6		2,809.9		2,734.1

Operating income, before other specified items (2) (4)	740.6	856.5	841.0		845.2		762.3
Other charges, before foreign exchange gains and losses on long-term debt and other specified items (2) (3) (4)	33.5	21.8	26.4		21.0		21.8
Interest expense	218.7	242.2	209.6		167.0		136.6
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items (2) (3) (4)	152.2	185.2	224.7		247.1		235.4

Income, before foreign exchange gains and losses on long-term debt and other specified items (2) (3) (4)	$336.2	$407.3	$380.3		$410.1		$368.5

Foreign exchange gain (loss) on long-term debt (net of income tax) (3)	224.4	16.7	(48.2)		(39.2)		37.5
Other specified items (net of income tax) (2)	(161.9)	72.0	40.4		131.7		(301.5)

Net income	$398.7	$496.0	$372.5		$502.6		$104.5

PG	74	|	2003 Canadian Pacific Railway Annual Report

(1) Restated. Effective January 1, 2002, CPR adopted retroactively with restatement the Canadian Institute of Chartered Accountants’ new accounting standard for the treatment of foreign exchange gains and losses on long-term debt.

(2) Before other specified items as follows: For 2003, a $228.5-million special charge for labour restructuring and asset impairment ($150.1 million after tax), $28.9 million for loss on transfer of assets to outsourcing firm ($18.4 million after tax), a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions; for 2002, $72.0 million in income tax recoveries associated with a favourable court ruling related to prior years’ taxes; for 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees related to spin-off, and $64.0 million in income tax rate recoveries; for 2000, $131.7 million in income tax recoveries associated with a decrease in Canadian federal income tax rates; and for 1999, $500.6 million ($301.5 million after tax) in charges comprised of $472.2 million in restructuring charges and a one-time charge of $28.4 million mostly related to Year 2000 remediation work.
(3) Before foreign exchange gain (loss) on long-term debt as follows: For 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt; for 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt; for 2001, a $58.2-million ($48.2 million after tax) foreign exchange loss on long-term debt; for 2000, a $32.1-million ($39.2 million after tax) foreign exchange loss on long-term debt; and for 1999, a $39.6-million ($37.5 million after tax) foreign exchange gain on long-term debt.
(4) These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CPR’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CPR.

shareholder information

COMMON SHARE MARKET PRICES

	2003		2002
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low

First quarter	33.49	27.98	34.64	29.80
Second quarter	33.58	29.78	37.75	31.70
Third quarter	34.70	30.20	37.98	28.26
Fourth quarter	38.65	31.92	33.75	26.93

Year	38.65	27.98	37.98	26.93

New York Stock Exchange (U.S. dollars)	High	Low	High	Low

First quarter	21.68	18.98	22.42		18.67
Second quarter	24.37	20.99	24.60		19.99
Third quarter	25.11	21.96	24.99		17.85
Fourth quarter	29.25	23.74	21.50		17.06

Year	29.25	18.98	24.99		17.06

Number of registered shareholders at year end					21,375
Market prices at year end
Toronto Stock Exchange				CDN$	36.58
New York Stock Exchange				US$	28.15

2003 Canadian Pacific Railway Annual Report	|	PG	75

SHAREHOLDER ADMINISTRATION

Common Shares

Computershare Trust Company of Canada, with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.

For information concerning dividends, lost share certificates and estate transfers or for a change in share registration or address, please contact the transfer agent and registrar at 1-800-564-6253 or (514) 982-7555, or by e-mail at service@computershare.com, or write to:

Computershare Trust Company of Canada
Suite 700, 1500 University Street
Montreal, Quebec Canada H3A 3S8

4 % CONSOLIDATED DEBENTURE STOCK

Inquiries with respect to the Canadian Pacific Railway 4 % Consolidated Debenture Stock should be directed as follows:

for stock denominated in U.S. currency – The Bank of New York at (212) 815-5346, or by e-mail at vmack@bankofny.com;
and
for stock denominated in pounds sterling – BNY Trust Company of Canada at (416) 933-8504, or by e-mail at mredway@bankofny.com.

MARKET FOR SECURITIES

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock is listed on the London, England Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).

TRADING SYMBOL

Common Shares – CP

DUPLICATE ANNUAL REPORTS

While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information mailings such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Trust Company of Canada.

DIRECT DEPOSIT OF DIVIDENDS

Registered shareholders are offered the option of having their Canadian dollar dividends deposited directly into their personal bank accounts in Canada on the dividend payment dates. Shareholders who receive their dividends in Canadian currency may obtain a direct deposit enrolment form from Computershare Trust Company of Canada.

CORPORATE GOVERNANCE

Canadian Pacific Railway’s Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.

A detailed description of CPR’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2004 Annual Meeting of Shareholders.

PG	76	|	2003 Canadian Pacific Railway Annual Report

GOVERNANCE LISTING STANDARDS

There are no significant differences between the corporate governance practices of Canadian Pacific Railway Limited or its wholly owned subsidiary, Canadian Pacific Railway Company, and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”).

PRESIDENT AND CHIEF EXECUTIVE OFFICER CERTIFICATION
REGARDING COMPLIANCE WITH NYSE LISTING STANDARDS

The President and Chief Executive Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company intends to provide to the NYSE a certificate indicating that he is not aware of any violation by Canadian Pacific Railway Limited and Canadian Pacific Railway Company of the NYSE’s Listing Standards, at the time and in the format required by the NYSE. In addition, the certifications of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F.

DIRECTORS & COMMITTEES
Stephen E. Bachand (1) (2) (4)
Former President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida

John E. Cleghorn, O.C., F.C.A. (1) (2) (5)
Chairman
SNC-Lavalin Group Inc.
Toronto, Ontario

Tim W. Faithfull (2) (3) (5)
Retired President and Chief Executive Officer
Shell Canada Limited
Richmond, Surrey, England

Jacques Lamarre (2) (3) (5)
President and Chief Executive Officer
SNC-Lavalin Group Inc.
Montreal, Quebec

James E. Newall, O.C. (2)
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta

Dr. James R. Nininger (2) (3) (4)
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin (2) (3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C. (2) (3) (4)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C. (1) (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Robert J. Ritchie
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

The Rt. Hon., The Viscount Weir (2) (3) (5)
Chairman
CP Ships Limited
Ayrshire, Scotland

Michael W. Wright (1) (2) (4)
Retired Chairman of the Board
SUPERVALU INC.
Longboat Key, Florida

SENIOR OFFICERS OF THE COMPANY
James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta

Robert J. Ritchie (6)
President and Chief Executive Officer
Calgary, Alberta

Edwin V. Dodge (6)*
Executive Vice-President and Chief Operating Officer
Calgary, Alberta

Fred Green (6)
Executive Vice-President, Operations and Marketing
Calgary, Alberta

Michael T. Waites (6)
Executive Vice-President and Chief Financial Officer;
Chief Executive Officer, U.S. Network
Municipal District of Rockyview, Alberta

Allen H. Borak (6)
Vice-President, Information Services
Calgary, Alberta

Paul Clark (6)
Vice-President, Communications and Public Affairs
Calgary, Alberta

Paul A. Guthrie (6)
Vice-President, Law
Municipal District of Rockyview, Alberta

R. Andrew Shields (6)
Vice-President, Human Resources and Industrial Relations
Calgary, Alberta

Marcella M. Szel (6)
Vice-President, Marketing and Sales – Bulk
Calgary, Alberta

W. Paul Bell
Vice-President, Investor Relations
Calgary, Alberta

J. Joseph Doolan
Vice-President and Treasurer
Municipal District of Rockyview, Alberta

Brian Grassby
Vice-President and Comptroller
Calgary, Alberta

Robert V. Horte
Corporate Secretary
Calgary, Alberta

(1) Audit, Finance and Risk Management Committee
(2) Corporate Governance and Nominating Committee
(3) Environmental and Safety Committee
(4) Management Resources and Compensation Committee
(5) Pension Trust Fund Committee
(6) Management Executive Committee of Canadian Pacific Railway
* Will retire from the Company on March 1, 2004

Edmonton
North Vancouver
Vancouver
New Westminster
Huntingdon
Golden
Calgary
Saskatoon
Seattle
Medicine Hat
Regina
Kingsgate
Lethbridge
Coutts
Moose Jaw
Portland
WESTERN CORRIDOR
N. Portal
Minot
Portage La Prairie
Winnipeg
Emerson
Thief River Falls
Dryden
CENTRAL CORRIDOR
Thunder Bay
Sudbury
Quebec
Montreal
Smiths Falls
EASTERN CORRIDOR
Duluth/Superior
Glenwood
SOUTHERN CORRIDOR
Minneapolis
St. Paul
San Francisco
Toronto
Guelph Jct.
Albany
Buffalo
Binghamton
Boston
New York/Newark
Milwaukee
Detroit
Windsor
Scranton
Sunbury
Harrisburg
Allentown
Philadelphia
Baltimore
Washington D.C.
Chicago
Indianapolis
Louisville
Denver
Kansas City
St. Louis
Los Angeles
Santa Fe
San Diego
Mexicali
Phoenix
Nogales
El Paso
Dallas
Atlanta
Presidios
San Antonio
Austin
Eagle Pass
Houston
Baton Rouge
New Orleans
Chihuahua
Laredo
Orlando
Tampa
Miami
Monterrey
Brownsville
Torreón
Guadalajara
Manzanillo
Mexico City
Puebla
Veracruz
Coatzacoalcos
Lázaro Cárdenas
western corridor
central corridor
southern corridor
eastern corridor
CPR route
connections with major U.S. railways

western corridor **Primary traffic categories:** Grain, coal, sulphur, potash, forest and industrial products, intermodal

Edmonton
North Vancouver
Vancouver
New Westminster
BNSF
Huntingdon
BNSF
Golden
Calgary
Saskatoon
Medicine Hat
Regina
Seattle
Kingsgate
UP
Lethbridge
Coutts
BNSF
Moose Jaw
Portland

COSCO

CPR advantage: The shortest rail route for most bulk products transported from western Canada to the Port of Vancouver; through an alliance with Union Pacific Railroad, links markets in western Canada with markets in the western and southwestern U.S. and in Mexico; a key part of CPR's highly competitive service route connecting the Port of Vancouver with the U.S. heartland.

Canadian Pacific Railway network & market advantage

southern corridor **Primary traffic categories:** Canadian fertilizers, grain, industrial products, intermodal, U.S. agricultural products, coal

Moose Jaw
Portage La Prairie
Winnipeg
Dryden
N. Portal
Minot
Emerson
BNSF
BNSF
Thief River Falls
Thunder Bay
Sudbury
Duluth/Superior
Glenwood
Minneapolis
St. Paul
BNSF, UP
Guelph Jct.
Toronto
Buffalo
Milwaukee
Detroit
Windsor
Chicago
Louisville
CSX, NS

CPR advantage: An efficient, competitive rail route between western Canada and the U.S. heartland; direct single-carrier service through to Chicago; connections with all major railways at Chicago and with Burlington Northern Santa Fe and Union Pacific railroads at Minneapolis/St. Paul; service south to Louisville and, through alliances, to the south-central U.S. and into Mexico.

central corridor **Primary traffic categories:** Grain, coal, forest and industrial products, automotive, intermodal

Edmonton
Saskatoon
Medicine Hat
Regina
Moose Jaw
Portage La Prairie
Winnipeg
Dryden
N. Portal
Minot
Emerson
Thief River Falls
Thunder Bay
Sudbury
Duluth/Superior
Glenwood
Smiths Falls
Minneapolis
St. Paul
Guelph Jct.
Toronto
Buffalo
Milwaukee
Detroit
Windsor
Chicago

CPR advantage: Serves a diversified region of industrial and manufactured goods and bulk commodities; offers direct access into the Port of Thunder Bay, Canada's primary Great Lakes bulk terminal; via CPR's other corridors, provides an efficient, direct link to ports on the West and East coasts as well as U.S. markets.

eastern corridor **Primary traffic categories:** Intermodal, automotive, forest and industrial products, trailers on Expressway

Sudbury
Montreal
Smiths Falls
Toronto
Guelph Jct.
Albany
Buffalo
Binghamton
CSX
Milwaukee
Detroit
Windsor
NS, CSX
Scranton
New York/
Newark
Chicago
NS, CSX
Sunbury
Allentown
NS
Harrisburg
Philadelphia
NS
CSX
Baltimore
Washington D.C.
CSX
Louisville

CPR advantage: Serves the ports of Montreal, New York/New Jersey (including Port Newark) and Philadelphia; via the Port of Montreal, provides the shortest route for European cargo to the U.S. heartland and carries 60 % of all imports from Europe to Chicago and the U.S. Midwest; serves the world's busiest border crossing at Windsor-Detroit; offers unique roll-on/roll-off Expressway service for truck trailers between Montreal/Toronto and Detroit.

2004 Annual Meeting of Shareholders

The Annual Meeting of Shareholders will be held on Tuesday, April 20, 2004, at the Fairmont Palliser Hotel, 133 - 9th Avenue S.W., Calgary, Alberta, at 9 a.m., Mountain Time.

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services financiers, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4

CANADIAN PACIFIC RAILWAY

Investor Relations

Financial information, including Canadian Pacific Railway's Corporate Profile and Fact Book, is available on CPR's Web site at www.cpr.ca or by contacting: Paul Bell, Vice-President, Investor Relations, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4 e-mail at investor@cpr.ca

Communications & Public Affairs

Shareholder Services

Shareholders who have inquiries or wish to obtain copies of the Corporation's Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to: Shareholder Services, Office of the Corporate Secretary, Canadian Pacific Railway, Suite 2000, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta Canada T2P 4Z4

design and production by smith + associates www.smithandassoc.com