Form 40-F
period 2005-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2006-03-22
CIK 16875, 1166893

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(Exact name of Registrant as specified in its charter)

CANADA	4011	98-0355078
		(Canadian Pacific Railway Limited)
		98-0001377
		(Canadian Pacific Railway Company)
(Province or other jurisdiction of	(Primary Standard Industrial Classification	(I.R.S. Employer Identification Number)
incorporation or organization)	Code Number)
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
At December 31, 2005, 158,176,165 Common Shares of Canadian Pacific Railway Limited were issued and outstanding. At December 31, 2005, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company were issued and outstanding.
Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the Registrant in connection with such Rule.

YES ☐	NO ☒
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒	NO ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
               The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2005, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); and Form S-8 No. 333-127943 (Canadian Pacific Railway Limited). The documents (or portions thereof) identified under the heading “Documents Filed as Part of This Report” below as forming part of this Form 40-F are incorporated by reference into the Registration Statement on Form F-9 No. 333-114696 (Canadian Pacific Railway Company) as exhibits thereto.
CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
A.     Audited Annual Financial Statements
               For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 47 through 92 of the Registrants’ 2005 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 28 — Supplementary Data of the Notes to Consolidated Financial Statements on pages 85 through 92 of such 2005 Annual Report.
B.     Management’s Discussion and Analysis
               For management’s discussion and analysis, see pages 4 through 46 of the Registrants’ 2005 Annual Report incorporated by reference and included herein.
               For the purposes of this Annual Report on Form 40-F, only pages 4 through 92 of the Registrants’ 2005 Annual Report referred to above shall be deemed filed, and the balance of such 2005 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.
DISCLOSURE CONTROLS AND PROCEDURES
               As of December 31, 2005, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2005, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
               During the period covered by this Annual Report on Form 40-F no changes occurred in the Registrants’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrants’ internal control over financial reporting.

CODE OF BUSINESS ETHICS
               The Registrants’ Code of Business Ethics was last revised in late 2003 to ensure that it was in compliance with the corporate governance standards of the New York Stock Exchange (“NYSE Standards”) and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behavior. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.
CODE OF ETHICS FOR CHIEF EXECUTIVE OFFICER AND SENIOR FINANCIAL OFFICERS
               The Registrants adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers in 2003. This code applies to the Registrants’ President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Vice-President and Comptroller. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.
CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES
               The Registrants last amended their Corporate Governance Principles and Guidelines in February 2006. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.
COMMITTEE TERMS OF REFERENCE
               The terms of reference of each of the following committees of the Registrants are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them: the Audit, Finance and Risk Management Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; the Environmental and Safety Committee; and the Pension Trust Fund Committee.
DIRECTOR INDEPENDENCE
               The boards of the Registrants have adopted the categorical standards for director independence and unrelatedness: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110 for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and Multilateral Instrument 52-110 in respect of public company directors. The boards also conducted a comprehensive assessment of each of their members as against these standards and determined that all current directors, except R.J. Ritchie, have no material relationship with the Registrants and are independent and unrelated. Mr. Ritchie is not independent or unrelated by virtue of the fact that he is the Chief Executive Officer of the Registrants.

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS
               The Corporate Governance and Nominating Committees of the boards of the Registrants are comprised of all the unrelated and independent directors on the boards and are required by their terms of reference to meet at least quarterly and at such other times as they deem appropriate. The Governance and Nominating Committees met 5 times during 2005. They are chaired by Mr. J.E. Newall. Interested parties may communicate directly with Mr. Newall by writing to him at the following address, and all communications received at this address will be forwarded to him:
Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 – 9th Avenue, S.W.
Calgary, Alberta
Canada
T2P 4Z4
AUDIT COMMITTEE FINANCIAL EXPERTS
               The following individuals comprise the entire membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:
Stephen E. Bachand
John E. Cleghorn
M. Paquin
Roger Phillips
Michael W. Wright
               Each of the aforementioned directors, except Ms. Paquin, has been determined by the boards of the Registrants to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committees of the boards of both Registrants. Each of the aforementioned directors has also been determined by the boards of the Registrants to be independent within the criteria referred to above under the subheading “Director Independence”.
FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS
               The boards of the Registrants have determined that all members of the Audit Committees have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The boards have determined that all members of the Audit Committees are financially literate within the definition contained in, and as required by, Multilateral Instrument 52-110 and the NYSE Standards.
SERVICE ON OTHER PUBLIC COMPANY AUDIT COMMITTEES
               John E. Cleghorn serves on two public company audit committees, in addition to the Audit Committees of the two Registrants. Each Registrant’s board has determined that no director who serves on more than two public company audit committees other than its own Audit Committee shall be eligible to serve as a member of the Audit Committee of that Registrant, unless that Registrant’s board determines that such simultaneous service would not impair the ability of such member to effectively serve on that Registrant’s Audit Committee.

               The boards of the Registrants have determined that the service of Mr. Cleghorn on the audit committees of two public companies other than the two Registrants does not impair his ability to effectively serve on the Audit Committees of the Registrants, for the following reasons:
•	Two of the public company audit committees on which Mr. Cleghorn serves are the Audit Committees of the Registrants. As Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited, and the latter company carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in Canadian Pacific Railway Company, the workload of the Audit Committees is essentially equivalent to the workload of one public company audit committee;

•	The two public companies other than the Registrants on whose audit committees Mr. Cleghorn serves have a holding company/operating company relationship similar to that between the Registrants. Consequently, the workload involved in such audit committees is essentially equivalent to the workload of one public company audit committee; and

•	Mr. Cleghorn is a retired chief executive officer of a large public company and qualifies, and has been designated as, an audit committee financial expert for the Registrants. As a result, he no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to his role on the Audit Committees of the Registrants considerable business experience and a highly-focused and effective approach to audit-related matters.
PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
               Fees payable to the Registrants’ independent auditor, PricewaterhouseCoopers, LLP for the years ended December 31, 2005, and December 31, 2004, totaled $2,142,140 and $1,898,000, respectively, as detailed in the following table:

	Year ended December 31, 2005	Year ended December 31, 2004
Audit Fees	$1,086,000	$1,005,000
Audit-Related Fees	$812,540	$574,900
Tax Fees	$243,600	$318,100
All Other Fees	$0	$0
TOTAL	$2,142,140	$1,898,000

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered by PricewaterhouseCoopers LLP for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under “Audit Fees” above. These services consisted of: special attest services as required by various government entities; accounting consultations and special audits in connection with acquisitions; the audit of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; assistance with prospectus filings; access fees for technical accounting database resources; and assistance with preparations for compliance with section 404 of the Sarbanes-Oxley Act of 2002.
Tax Fees
Tax fees were for tax compliance, tax advice and tax planning professional services. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding tax audits, the preparation of employee tax returns under the Registrants’ expatriate tax services program and assistance in completing routine tax schedules and calculations; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.
All Other Fees
Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In 2005 and 2004, there were no services in the category.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS
               The Audit Committees have adopted a written policy governing the pre-approval of audit and non-audit services to be provided to the Registrants by their independent auditors. The policy is reviewed and renewed annually and the audit and non-audit services to be provided to the Registrants by their independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all such services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committees by the Vice-President and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committees or their Chairman, who must report all such additional pre-approvals to the Audit Committees at their next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committees. Non-audit services that the Registrants’ independent auditors are prohibited from providing to the Registrants may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committees or their Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by the Registrants’ Director, Internal Audit.
OFF-BALANCE SHEET ARRANGEMENTS
               A description of the Registrants’ off-balance sheet arrangements is set forth on pages 33 and 34 of the Registrants’ 2005 Annual Report incorporated by reference and included herein.
TABLE OF CONTRACTUAL COMMITMENTS
               The table setting forth the Registrants’ contractual commitments is set forth on page 34 of the Registrants’ 2005 Annual Report incorporated by reference and included herein.

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
B.     Consent to Service of Process
               A Form F-X signed by Canadian Pacific Railway Limited and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000. A Form F-X signed by Canadian Pacific Railway Company and its agent for service of process was filed with the Commission on April 21, 2004.
SIGNATURES
               Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Signed “Donald F. Barnhardt”
Name:	Donald F. Barnhardt
Title:	Corporate Secretary

Date:	March 22, 2006

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrants for the year ended December 31, 2005.

2.	Annual Report of the Registrants for the year ended December 31, 2005, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements of the Registrants as of December 31, 2005 and for each of the three years then ended[1].
EXHIBITS
A.	Consent of PricewaterhouseCoopers, Independent Accountants.

B.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

1 For the purposes of this Annual Report on Form 40-F, only pages 4 through 92 of the Registrants’ 2005 Annual Report referred to above shall be deemed filed, and the balance of such 2005 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

ANNUAL INFORMATION FORM
MARCH 1, 2006

**CANADIAN PACIFIC RAILWAY** Ingenuity.

All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.

CORPORATE STRUCTURE

Unless the context requires otherwise, “our”, “us”, “we”, “CPR” and “the Company” refer to Canadian Pacific Railway Limited and, where applicable, its subsidiaries, including Canadian Pacific Railway Company (“CPRC”).
Name, Address and Incorporation Information
Canadian Pacific Railway Limited (“the Company” or “CPR”) was incorporated on June 22, 2001, as 3913732 Canada Inc. pursuant to the Canada Business Corporations Act (“the CBCA”). On July 20, 2001, CPR amended its Articles of Incorporation to change its name to Canadian Pacific Railway Limited. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) whereby it distributed to its common shareholders all of the shares of newly formed corporations holding the assets of four of CPL’s five primary operating divisions. The Arrangement was effected as an arrangement pursuant to section 192 of the CBCA. On September 26, 2001, the Arrangement was approved by the shareholders of CPL, and CPRC, previously a wholly owned subsidiary of CPL, was transferred to CPR, effective October 1, 2001. The transfer was accomplished as part of a series of steps, pursuant to the terms of the Arrangement, whereby CPL transferred all of its outstanding shares of CPRC to a CPL subsidiary, 3921760 Canada Inc. (“3921760”). CPL then transferred all of its outstanding shares of 3921760 to CPR, and CPR amalgamated with 3921760.
Our registered office, executive offices and principal place of business are located at Suite 500, 401 - 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries
The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

			Percentage of non-
		Percentage of	voting securities
		voting securities	beneficially owned, or
	Incorporated	held directly or	over which control or
Principal Subsidiary	under the laws of	indirectly	direction is exercised

Canadian Pacific Railway Company	Canada	100%	Not applicable.

Soo Line Corporation (1)	Minnesota	100%	Not applicable.

Soo Line Railroad Company (2)	Minnesota	100%	Not applicable.

Delaware and Hudson Railway Company, Inc. (2)	Delaware	100%	Not applicable.

(1)	Indirect wholly owned subsidiary of Canadian Pacific Railway Company.
(2)	Wholly owned subsidiary of Soo Line Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

Recent Developments
We continually seek to grow the value and scale of our core business through infrastructure-sharing and joint-service programs with other railways, strategic capital investment programs, and operating plan strategies. Combined with the ongoing improvement of our locomotive fleet, these strategies facilitate more predictable and fluid train operations between major terminals.
In January 2006, CPR and Canadian National Railway Company (“CN”) entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of British Columbia (“B.C.”) Under the arrangement, we will operate the trains of both railways using CPR crews from Boston Bar, B.C. (60 km east of Hope), to the terminals on the south shore of Burrard Inlet in Vancouver, and return to North Bend (near Boston Bar). CN will operate the trains of both railways using CN crews from Boston Bar to the terminals on the north shore of Burrard Inlet and return to North Bend. We will provide all switching on the south shore of Burrard Inlet (with the exception of the Burlington Northern Santa Fe Railway barge slip) and CN will provide all switching on the north shore of Burrard Inlet. In addition, we will handle the coal trains of both railways from Boston Bar to the Roberts Bank coal port at Delta, B.C., and return to North Bend.
In 2005, a significant investment was made in the western portion of our rail network to improve trade and capacity between the Port of Vancouver in B.C. and the Canadian prairies. Western commodities, such as coal from the B.C. interior, and grain, sulphur and fertilizers from the prairies, are being transported to the West Coast of Canada in growing volumes. Similarly, increased trade with China and other Asian countries generates additional volumes of containerized freight in this region. We expanded train capacity on our western rail network by 12%, or approximately four extra trains per day. The expansion work was completed on time and within budget. It included:
•	ten projects between Moose Jaw, Saskatchewan, and Calgary, Alberta, to extend sidings and lay sections of double track;
•	three projects in Alberta, between Edmonton and Calgary, to extend sidings and build a new siding;
•	twelve projects between Calgary and the Port of Vancouver to extend sidings and lay sections of double track.
A siding is a limited length of track parallel to the main line which enables trains running in either direction to pass each other. Longer sidings permit the use of longer trains, resulting in more freight moved per train and fewer trains required to move the same volume of freight traffic. Longer sidings also reduce the number of locomotives required to move the same amount of freight in a given rail corridor. We have identified other corridor bottlenecks on our network and a plan is in place to provide appropriate capacity in order to increase train density and capacity on all of our major routes.
In November 2005, we executed an agreement to sell to Indiana Rail Road Company our 92.3-mile Latta subdivision in Indiana between Bedford and Fayette, near Terre Haute. The sale is expected to close in the first half of 2006, subject to the approval of the U.S. Surface Transportation Board (“STB”). The sale includes trackage rights over CSX Transportation, Inc. (“CSX”) rail lines from Chicago, Illinois, to Terre Haute, Indiana, and from Bedford to New Albany in Indiana, and over the Norfolk Southern Railway (“NS”) line from New Albany to Louisville, Kentucky.
In 2004, we entered into an agreement with CN and NS to provide a significantly shorter, more direct routing over our Delaware and Hudson Railway Company, Inc. (“D&H”) lines for NS-CN interline traffic moving between eastern Canada and the eastern U.S. Under the agreement:
•	CN traffic destined for the eastern U.S. will move in our trains on the D&H line in New York between Rouses Point and Saratoga Springs under our freight haulage arrangement with NS;
•	this CN traffic will then move in NS trains over the D&H line between Saratoga Springs and the NS connection near Harrisburg, Pennsylvania, under our trackage rights agreements with NS.
The agreement generated approximately one train per day of new business in each direction, seven days a week on the D&H. This arrangement is improving traffic density and providing additional revenue.
On June 30, 2004, we entered into a Memorandum of Understanding with NS in an effort to improve the efficiency of railway operations and enhance rail service to customers of the D&H. Definitive agreements were reached, providing for:
•	NS to provide yard services for CPR at Buffalo, New York;
•	NS to haul CPR traffic between Buffalo and Binghamton in New York;
•	CPR to grant trackage rights to NS between Binghamton and Saratoga Springs;
•	CPR to haul NS traffic between Rouses Point, and Saratoga Springs;
•	CPR to provide yard services for NS at Binghamton;
•	NS to grant CPR trackage rights over certain NS lines in the vicinity of Buffalo; and
•	NS to grant CPR trackage rights between Detroit, Michigan, and Chicago, Illinois.

GENERAL DEVELOPMENT OF THE BUSINESS

Operations under the agreements have commenced, and the last of the associated regulatory exemptions were obtained from the STB in the second quarter of 2005. We are now realizing the benefits and savings from these agreements.
In 2003, we extended remote-control locomotive operations, using Locotrol® technology, to encompass the region between Moose Jaw, Saskatchewan, and Toronto, Ontario, and extended the use of Locotrol® to intermodal and mixed-freight trains, from bulk trains. As a result, we became the first railway in Canada to operate intermodal freight trains with mid-train remote-control locomotives. Remote-control locomotives enable us to run intermodal trains approaching three kilometres in length year-round. Previously, trains had to be shortened in cold temperatures to prevent loss of air brake pressure.
We also completed in 2003 a $25-million capital investment to extend the length of 16 rail sidings in northern and eastern Ontario to increase operating efficiency and reduce costs. Also in 2003, we sold to CN our Edmunston Spur, a lower-density 7.8-mile rail line in northern New Brunswick. This line runs between Grand Falls and Cyr Junction, near St. Leonard. We also sold our Wisconsin & Southern Railroad, a 32.5-mile line in Wisconsin that runs from Madison to Watertown.

DESCRIPTION OF THE BUSINESS

Our Background and Network
CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From our inception 125 years ago, we have developed into a fully-integrated and technologically advanced Class 1 railway (a railroad earning a minimum of US$258.5 million in revenues annually) providing rail and intermodal freight transportation services over a 13,600-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the U.S. Midwest and Northeast regions.
We own approximately 9,300 miles of track. An additional 4,300 miles of track are jointly owned, leased or operated under trackage rights. Of the total mileage operated, approximately 6,650 miles are located in western Canada, 2,200 miles in eastern Canada, 3,250 miles in the U.S. Midwest and 1,500 miles in the U.S. Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class 1 railways in North America, which allow us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port of Vancouver, respectively.
Our network accesses the U.S. market directly through two wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class 1 railway operating in the U.S. Midwest; and the D&H, which operates between eastern Canada and major U.S. Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.
Strategy
Our objective is to create long-term value for customers, shareholders, communities and employees, primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish this objective through the following three-part strategy:
•
generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•
improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway (our Integrated Operating Plan) and driving more value from existing assets and resources (improving “fluidity”); and

•
continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased cash flow and a competitive return on investment.

Partnerships, Alliances and Network Efficiency
Some customers’ goods may have to travel on more than one railway to reach their final destination. The transfer of goods from railway to railway can cause delays and service interruptions. Our rail network connects to other North American rail carriers and, through partnerships, we continue to co-develop processes and products designed to provide seamless and efficient scheduled train service to these customers.
We continue to increase the capacity and efficiency of our core franchise through infrastructure-sharing and joint-service programs with other railways and third parties, strategic capital investment programs, and operating plan strategies. Combined with the continued improvement of our locomotive fleet, these strategies enable us to achieve more predictable and fluid train operations between major terminals.
Recent Class 1 railway initiatives include:
•
a CPR-CN directional running agreement over about 100 miles of parallel CPR and CN track in Ontario between Waterfall (near Sudbury) and Parry Sound. The trains of both railways operate eastbound over CN’s line and westbound over our line;

•	a CPR-CN haulage agreement under which CPR transports CN freight over about 300 miles of CPR track in Ontario between Thunder Bay and Franz;
•	CPR-CN initiatives in the Port of Vancouver Terminal and B.C. Lower Mainland;
•	a CPR-NS trackage rights agreement to handle NS traffic over our D&H lines in the U.S. Northeast; and
•	a CPR-NS track connection at Detroit, Michigan that provides service between eastern Canada and the U.S. Midwest.
We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.

DESCRIPTION OF THE BUSINESS

In November 2005, CPR and the Fraser River Port Authority (“FRPA”) entered into a cooperation agreement to enhance service through the Fraser River port, south of the Port of Vancouver, and capture growth opportunities in global trade. Under the agreement, CPR and FRPA will consult on market and trade outlooks and business development opportunities, coordinate investments, and engage in multi-modal planning to build or expand port and rail infrastructure, such as terminals and track. FRPA will also support efforts to enhance our access to Fraser River facilities to help meet increased demand for rail service.
In April 2005, we signed a cooperation agreement with the Vancouver Port Authority (“VPA”) to work on joint capacity developments to more fully capture expanding Asia-Pacific trade opportunities. Joint initiatives include marketing programs and domestic public policy advocacy to increase competitiveness, operational efficiencies and customer service at the Port of Vancouver. There is also a commitment by both parties to ensure that the Port of Vancouver is the most secure port system on the West Coast of the Americas. CPR and VPA will also advocate a policy framework in Canada that fosters private sector investment in an integrated transportation system, including marine, rail, road and air, and encourages coordinated federal and provincial investment in Canada’s aging transportation network in local communities.
Network and Right-of-Way
Our 13,600-mile network extends from the Port of Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the U.S. industrial centres of Chicago, Illinois; Newark, New Jersey; Philadelphia, Pennsylvania; and New York City and Buffalo, New York.
Our network is composed of four primary corridors: Western, Southern, Central, and Eastern. These corridors are comprised of main lines, totalling approximately 4,750 miles, supported by secondary and branch rail lines (“feeder lines”) that carry traffic to and from the main lines.
The Western Corridor: Vancouver-Moose Jaw
Overview — The Western Corridor links Vancouver with Moose Jaw, which is the western Canadian terminus of our Southern and Central corridors. With service through Calgary the Western Corridor is an important part of our routes between Vancouver and the U.S. Midwest, and between Vancouver and central and eastern Canada.
Products — The Western Corridor is our primary route for bulk and resource products traffic from western Canada to the Port of Vancouver for export. We also handle significant volumes of international intermodal containers and domestic general merchandise traffic.
Feeder Lines — We support our Western Corridor with three significant feeder lines. The “Coal Route” links southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port of Vancouver. The “Calgary-Edmonton- Scotford Route” provides rail access to central Alberta’s petrochemical industries and natural resources markets. The “Pacific CanAm Route” connects Calgary and Medicine Hat, Alberta, with Union Pacific Railroad Company (“UP”) at Kingsgate, B.C.
Connections — Our Western Corridor connects with UP at Kingsgate and with Burlington Northern Santa Fe Railway (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at Red Deer, Alberta; Calgary; Edmonton; Kamloops; and several locations in the Vancouver Area.

DESCRIPTION OF THE BUSINESS

Yards and Repair Facilities — We support rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. We also have major intermodal terminals at Vancouver, Calgary and Edmonton, and locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary and Moose Jaw.
Other — In 2005, we completed a series of capacity expansion projects in the Western Corridor, which increased capacity in this corridor by approximately four trains per day. These projects are discussed further in the section “General Development of the Business” in this AIF.
The Southern Corridor: Moose Jaw-Chicago
Overview — The Southern Corridor connects with the Western Corridor at Moose Jaw. By running south to Chicago through the twin cities of Minneapolis and St. Paul in Minnesota, and through Milwaukee, Wisconsin, we provide a direct, single-carrier route between western Canada and the U.S. Midwest.
Products — Primary traffic categories transported on the Southern Corridor include intermodal containers from the Port of Vancouver, Canadian fertilizers, chemicals, grain, coal, and automotive and U.S. agricultural products.
Feeder Lines — We support the Southern Corridor with a major feeder line connecting Glenwood, Minnesota, and Winnipeg, Manitoba. This line is both a gathering network for U.S. grain and a route for Canadian fertilizers and merchandise traffic destined to the U.S.
We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota, and Superior, Wisconsin. This line provides an outlet for grain from the U.S. Midwest to the grain terminals at these ports.
We also provide service on a route from Chicago to Louisville, Kentucky, through a combination of operating rights and owned lines. General merchandise traffic and a significant amount of coal traffic from mines in southern Indiana move over this route, which is the subject of a sale to the Indiana Rail Road Company (discussed further in the “General Development of the Business” section of this AIF).
Connections — Our Southern Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota; with UP at St. Paul; and with CSX and NS at Louisville. We also connect with CN at Minneapolis, Milwaukee and Chicago. Our Southern Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the U.S.
Yards and Repair Facilities — We support rail operations on the Southern Corridor with main rail yards in Chicago, St. Paul and Glenwood. We own 49% of the Indiana Harbor Belt Railroad Company, a switching railway serving Greater Chicago and northwest Indiana, and have two major intermodal terminals in Chicago and one in Minneapolis. In addition, we have a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago.
The Central Corridor: Moose Jaw-Toronto
Overview — The Central Corridor extends from Moose Jaw through Winnipeg to its eastern terminus at Toronto. We complement the Central Corridor with a secondary route in Ontario that is leased and operated by Ottawa Valley Railway. This secondary route connects Sudbury and Smiths Falls, Ontario, and expedites the movement of our traffic between Montreal and western Canada. Our Central Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via our Western Corridor. This is a key element of our transcontinental intermodal and other services. The Central Corridor also provides access to the Port of Thunder Bay, Ontario, Canada’s primary Great Lakes bulk terminal.
Products — Major traffic categories transported on the Central Corridor include Canadian grain, coal, forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.
Feeder Lines — We support the Central Corridor with a main feeder line connecting Edmonton with Winnipeg, through Saskatoon and Regina in Saskatchewan. This line is an important collector of Canadian grain and fertilizer.
Connections — The Central Corridor connects with BNSF at Emerson, Manitoba, and with a number of shortline railways. This corridor also connects with CN at Regina, Saskatoon, Winnipeg, Thunder Bay and Sudbury.
Yards and Repair Facilities — We support our rail operations on the Central Corridor with major rail yards at Saskatoon, Winnipeg, Toronto and Thunder Bay. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Thunder Bay, Winnipeg, Saskatoon and Regina.

DESCRIPTION OF THE BUSINESS

We have major locomotive repair facilities at Winnipeg and Toronto and car repair facilities at Winnipeg, Thunder Bay and Toronto.
The Eastern Corridor
Overview — The Eastern Corridor provides an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The corridor supports our market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest. The Eastern Corridor consists of a route between Montreal and Detroit, which we own and maintain, coupled with a trackage rights arrangement on NS track between Detroit and Chicago and a long-term rail car haulage contract with CSX that links Detroit with our lines in Chicago.
Products — Major traffic categories transported on the Eastern Corridor include intermodal containers, automotive, and forest and industrial and consumer products, as well as truck trailers moving in roll-on/roll-off Expressway service between Montreal and Toronto.
Feeder Lines — The Eastern Corridor connects with important feeder lines. Our route between Montreal and Sunbury, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to New York City; Albany, New York; Philadelphia; Newark, New Jersey; and Washington, D.C. The line between Guelph Junction, Ontario and Binghamton, including haulage rights over NS lines, links industrial southern Ontario with key U.S. connecting rail carriers at Buffalo and with the Montreal-to-Sunbury line at Binghamton.
Connections — The Eastern Corridor connects with all major railways at Chicago. We also have major connections with NS at Detroit, Buffalo, and at Harrisburg and Allentown in Pennsylvania, and with CSX at Detroit, Buffalo, Albany, Philadelphia, and Washington D.C. In addition, our eastern corridor connects with CN at Montreal,Toronto, Windsor and London, Ontario.
Yards and Repair Facilities — We support our Eastern Corridor with major rail yards and terminals in Chicago, Toronto, Montreal and Binghamton. There are also have intermodal facilities in Montreal and Detroit, as well as a second intermodal facility in Toronto dedicated to serving the Eastern Corridor. Terminals for our Expressway service are located in Montreal and at Milton and Agincourt in the Greater Toronto area. In addition to repair facilities in Toronto and Chicago, we have locomotive and car repair facilities in Montreal and Binghamton.
Other — We announced on June 30, 2004, a restructuring of the D&H whereby D&H and NS provide yard and haulage services for each other under an agreement (discussed further in the section “General Development of the Business” in this AIF) This restructuring has reduced costs and provided new income for the D&H. The STB in the second quarter of 2005 approved the final changes stemming from the agreement.
Right of Way
Our rail network is standard gauge, which is used by all of the major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on almost all of our mainline. Virtually all of the network and primary feeder trackage is 100-pound or heavier rail, suitable for the movement of 286,000-pound cars.
We use different train control systems on portions of our owned track, depending on the volume of rail traffic. Centralized traffic control signals are used to authorize the movement of trains where traffic is heaviest.
Where rail traffic is lightest, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In areas of intermediate traffic density, we use an automatic block signalling system in conjunction with written instructions from rail traffic controllers.

DESCRIPTION OF THE BUSINESS

Business Categories
The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2005 compared with 2004.

Business Category	2005	2004
Bulk	45%	44%
Merchandise	28%	29%
Intermodal	27%	27%
Freight Revenues
The following table summarizes our freight revenues since 2003:

Freight Revenues		Fiscal 2005		Fiscal 2004
(in $ millions, except for percentages)		Growth		Growth
		Rate as		Rate as
		Compared		Compared
	Fiscal	to Fiscal	Fiscal	to Fiscal	Fiscal
Business Category	2005	2004	2004	2003	2003

Bulk
Grain	754	12.9%	668	3.7%	644
Coal	729	37.5%	530	19.4%	444
Sulphur and fertilizers	447	(2.8)%	460	10.0%	418

Total bulk	1,930	16.4%	1,658	10.1%	1,506

Merchandise
Forest products	334	3.7%	322	(2.1)%	329
Industrial and consumer products	543	12.9%	481	4.6%	460
Automotive	298	3.1%	289	(4.9)%	304

Total merchandise	1,175	7.6%	1,092	(0.1)%	1,093

Intermodal	1,161	12.2%	1,035	11.8%	926

Total freight revenues	4,266	12.7%	3,785	7.4%	3,525

Bulk
Our bulk business represented approximately 45% of total freight revenues in 2005.
Grain
Our grain business comprised approximately 18% of total freight revenues in 2005.
Grain transported by CPR consists of both whole grains, including wheat, corn, soybeans and canola, and processed products, such as canola meal, vegetable oil and flour.
Our grain business is centred in two key agricultural areas: the Canadian prairies (Alberta, Saskatchewan and Manitoba) and the Northern Plains states of North Dakota and Minnesota. Western Canadian grain is shipped primarily west to the Port of Vancouver and east to Thunder Bay for export. Grain is also shipped to the U.S. Midwest and to eastern Canada for domestic consumption. U.S.-originated export grain traffic is shipped to ports at Duluth and Superior. In partnership with other railways, we also move grain to export terminals in the U.S. Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the U.S. Northeast or is interchanged with other carriers to the U.S. Southeast, Pacific Northwest and California markets.
Railway rates for the movement of export grain in western Canada are subject to special legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue

DESCRIPTION OF THE BUSINESS

formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to the “Regulation and Other Issues” section in this AIF.
Coal
Our coal businesses represented approximately 17% of total freight revenues in 2005.
Most of the coal we handle is metallurgical and destined for export through the Port of Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.
Our Canadian coal traffic originates mainly from mines in southeastern B.C. They are considered to be among the most productive, highest-quality metallurgical coal mines in the world. We move coal west from these mines to port terminals for export to world markets, and east for consumption in steel-making mills along the Great Lakes.
In the U.S., we move primarily thermal coal from the Powder River and Illinois Basins for use in power-generating plants. Our U.S. coal business also includes petroleum coke shipments to power-generating facilities.
Sulphur and Fertilizers
Sulphur and fertilizers business represented approximately 10% of total freight revenues in 2005.
•	Sulphur
Most sulphur produced in Alberta is a by-product of processing sour natural gas, refining crude oil and upgrading bitumen produced in the Alberta oil sands. Sulphur is a raw material used primarily in the manufacture of sulphuric acid, the most common industrial chemical in the world. Sulphuric acid is used most extensively in the production of phosphate fertilizers, and demand for elemental sulphur rises with demand for fertilizers. Sulphuric acid is also a key ingredient in industrial processes ranging from smelting and nickel leaching to paper production.
Alberta’s oil and gas industry produces over eight million tonnes of sulphur annually. We transport approximately half of the sulphur that enters international markets from Canada and we are the leading transporter of formed sulphur shipped from gas plants in southern Alberta to the Port of Vancouver. The two largest shipping points in southern Alberta are Shantz and Waterton and both are located on our rail lines. Currently, our export traffic is mainly destined to China, Australia and the U.S. In addition, we transport liquid sulphur out of Scotford, Alberta, site of one of the largest oil sands projects in the Edmonton area, and from other origins to the southeastern and northwestern U.S. for use in the fertilizer industry.
•	Fertilizers
Fertilizers traffic consists primarily of potash and chemical fertilizers. Our potash traffic moves mainly from Saskatchewan to markets in the U.S. and to offshore markets through the ports of Vancouver, Thunder Bay and Portland, Oregon. Chemical fertilizers are transported to markets in Canada and the northwestern U.S. from key production areas in the Canadian prairies. Phosphate fertilizer is also transported from U.S. and Canadian producers to markets in Canada and the northern U.S.
We provide transportation services from major potash and nitrogen production facilities in western Canada and have the most efficient routes to the major U.S. markets. We also have direct service to key fertilizer distribution terminals, such as the barge facilities on the Mississippi River system at Minneapolis-St. Paul and in the Louisville region, as well as access to Great Lakes vessels at Thunder Bay.
Merchandise
Our merchandise business represented approximately 28% of total freight revenues in 2005.
Merchandise products move in trains of mixed freight and in a variety of car types and service involves delivering products to many different customers and destinations.
We move large volumes of merchandise traffic through a network of truck-rail transload facilities managed by our Canadian Pacific Logistics Solutions (“CPLS”) division, which provides simplified logistics solutions tailored to resolve complex supply chain issues.

DESCRIPTION OF THE BUSINESS

Forest Products
Our forest products business represented approximately 8% of total freight revenues in 2005.
Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and Oriented Strand Board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.
Industrial and Consumer Products
Our industrial and consumer products business represented approximately 13% of total freight revenues in 2005.
Industrial and consumer products traffic includes an array of commodities grouped as plastics, aggregates, minerals, metals, steel, chemicals and energy-related products.
Our industrial and consumer products traffic is widely dispersed throughout North America, with large bases in Alberta, Ontario, Quebec and the U.S. Midwest. The location of mines, steel mills and aggregate facilities adjacent to our rail lines provides for the convenient shipment of a diverse group of industrial products for a wide range of customers. We transport products to destinations throughout North America and to and from ports. We also participate in the movement of products from the U.S. to Canadian destinations, including chemicals originating in and around the Gulf Coast and destined to points in eastern Canada.
Automotive
Our automotive business represented approximately 7% of total freight revenues in 2005.
Automotive traffic includes domestic, import and pre-owned vehicles and automotive parts. We transport finished vehicles from U.S. and Canadian assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada, in Minnesota and in the U.S. Northeast. We also move imported vehicles from the Port of Vancouver to retail markets in eastern and western Canada.
Intermodal
Our intermodal business accounted for approximately 27% of total freight revenues in 2005.
Domestic intermodal freight is comprised primarily of manufactured consumer products moving in containers.
International intermodal freight moves in marine containers between ports and North American inland markets.
Domestic Intermodal
Our domestic intermodal segment consists primarily of long-haul intra-Canada and cross-border business. Key service factors in domestic intermodal include consistent on-time delivery, the ability to provide door-to-door service and the availability of value-added services. The majority of our domestic intermodal business originates in Canada where we market our services directly to retailers, providing complete door-to-door service and maintaining direct relationships with our customers. In the U.S., our service is delivered mainly through wholesalers.
International Intermodal
Our international intermodal business consists primarily of containerized traffic moving between the ports of Vancouver, Montreal, New York and Philadelphia and inland points across Canada and the U.S.
We are a major carrier of containers moving via the ports of Montreal and Vancouver. Import traffic from the Port of Vancouver is mainly long-haul business destined for eastern Canada and the U.S. Midwest and Northeast, and our trans-Pacific service offers the shortest route between the Port of Vancouver and Chicago. We work closely with the Port of Montreal, a major year-round East Coast gateway to Europe, to serve markets primarily in Canada and the U.S. Midwest. Our U.S. Northeast service connects eastern Canada with the ports of Philadelphia and New York, offering a competitive alternative to trucks.
Recent investments in terminals and track infrastructure, and operating and service initiatives have enhanced our strategic position for future growth.
Expressway
Expressway is an innovative intermodal transportation service operating in the Montreal-Toronto corridor. It works in partnership with the trucking industry providing service to motor carriers and private fleet operators. Expressway uses a flexible drive-on/drive-off ramp system and can handle a wide variety of trailers on specialized platforms in dedicated trains.

DESCRIPTION OF THE BUSINESS

Yield Management
Our customers demand competitively priced transportation service and many compete in global markets. In order to offer competitive prices to our customers, we have redesigned our train operations and terminal processes. We are also continually striving to increase productivity through cost-reduction programs and to improve asset utilization through initiatives aimed at targeted growth, product efficiency and maximizing value from existing resources. A key initiative, undertaken by our yield management team, has been to standardize our price and yield business processes.
Other Business
We earn additional revenues through the sale or lease of assets. These arrangements include infrastructure and operating agreements with government-sponsored commuter rail authorities, the sale of our rights to lay fibre optic cable along our right-of-way, and contracts with passenger service operators. We also operate the “Royal Canadian Pacific”, a luxury passenger train comprised of our vintage business car fleet.
Economic Dependence
At December 31, 2005, one customer comprised 14.5% of total revenues and 8.0% of our total accounts receivable. At December 31, 2004, one customer comprised 11.7% of total revenues and 12.4% of our total accounts receivable. In 2003, we did not generate more than 10% of our revenues from any single customer.

DESCRIPTION OF THE BUSINESS

Railway Performance
We focus on franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies on industry-recognized performance indicators:

	Year ended December 31
Performance Indicators	2005	2004	2003	2002	2001

Gross ton-miles (GTM) (millions)(1)	242,100	236,451	221,884	209,596	212,928

Revenue ton-miles (RTM) (millions)(2)	125,303	123,627	114,599	107,689	110,622

Train-miles (thousands)(3)	43,054	41,344	40,470	38,299	38,162

Average number of active employees(4)	16,448	16,056	16,126	16,116	16,987

Average train weights (tons)(5)	5,623	5,719	5,483	5,473	5,580

Traffic density
(GTMs per mile of road operated, excluding track on which CPR has haulage rights (thousands))	17,767	17,113	16,023	15,107	15,326

Employee productivity
(GTMs per average active employee (thousands))	14,719	14,727	13,759	13,005	12,535

Fuel efficiency
(U.S. gallons of fuel per 1,000 GTMs)	1.18	1.20	1.24	1.24	1.25

Locomotive utilization
(GTMs per active locomotive per day (thousands))	658	675	664	673	681

Notes:
(1)
Gross Ton-Miles of freight measure the movement of total train weight over a distance of one mile. (Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.)

(2)	Revenue ton-miles of freight measure the movement of one revenue-producing ton of freight over a distance of one mile.
(3)
Train-miles measure the distance traveled by the lead locomotive on each train operating over our track. An increase in GTMs without a corresponding increase in train-miles indicates higher efficiency.

(4)
Average number of active employees is the average number of actively employed workers for the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing the total by the number of months in the period.

(5)	Average train weights is the result of dividing GTMs by train-miles. It represents the average total weight of all our trains operating over our track and track on which we have running rights.
Franchise Investment
Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals); locomotives; information technology; and freight cars and other equipment.
We invested approximately $2.3 billion in our core assets from 2003 to 2005, with annual capital spending over this period averaging approximately 19% of revenues. This included approximately $1.5 billion invested in track and facilities, $0.3 billion in locomotives, $0.2 billion in information technology and $0.3 billion in freight cars and other equipment.
Locomotive Fleet Modernization
We continue to upgrade our locomotive fleet by acquiring high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior haulage capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 642 AC locomotives. While AC locomotives represent approximately 56% of our road-freight locomotive fleet, they handle about 80% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance. It has also allowed us to remove from service 844 older locomotives and to more efficiently utilize our repair and maintenance facilities.

DESCRIPTION OF THE BUSINESS

Following is a synopsis of our owned and leased locomotive fleet:

	Number of Locomotives
	(owned and leased)
	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total
0-5	294	—	—	—	294
6-10	348	—	—	—	348
11-15	—	—	—	—	—
16-20	—	88	93	—	181
Over 20	—	419	176	251	846

Totals	642	507	269	251	1,669

Railcar Fleet Modernization
We own or lease approximately 52,000 freight cars, of which we own approximately 23,000 and 7,400 are hopper cars owned by Canadian federal and provincial government agencies. Long-term leases on approximately 4,000 cars are scheduled to expire during 2006, and the leases on approximately 10,400 additional cars are scheduled to expire before the end of 2009.
Our covered hopper car fleet, used for transporting grain, consists of owned and leased cars. A portion of the fleet used for the export of grain is leased from the Government of Canada, which has announced its intention to transfer ownership of its cars to the Farmer Rail Car Coalition. However, the transfer remains subject to final reviews by the Canadian government and the timing and terms of the transfer having yet to be determined. Regardless of ownership, we will seek to continue leasing these cars under commercial terms that support an efficient low-cost grain handling and transportation system.
Integrated Operating Plan
Our Integrated Operating Plan (“IOP”) is the foundation for our scheduled railway operations that strive to generate quality service for customers and improve asset utilization to achieve high levels of efficiency.
Scheduled operations are key to making connections at intermediate terminals and meeting delivery commitments.
Under our IOP, trains are scheduled to run consistently at times agreed upon with our customers. To accomplish this, we establish a plan for each rail car that covers its entire trip from point of origin to final destination. Cars with similar destinations are consolidated into blocks. This reduces delays at intermediate locations by simplifying processes for employees, eliminating the duplication of work and helping to ensure traffic moves fluidly through rail yards and terminals.
These measures improve transit times for shipments throughout our network and increase car availability for customers. Our IOP also increases efficiency by more effectively scheduling employee shifts, locomotive maintenance, track repair and material supply.
We have capitalized on the new capabilities of our network, our upgraded locomotive fleet and the IOP to operate longer and heavier trains. This has reduced associated expenses, simplified the departure of shipments from points of origin and provided lower-cost capacity for growth.
We are committed to continuously improve scheduled railway operations as a means to achieve further efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth.
Information Technology
As a 24-hour-a-day, 7-day-a-week business, we rely heavily on our computer systems to schedule all components of our operations. Computer applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. We use an intricate automated traffic forecasting system that determines freight car routings and the workload in our yards by using sophisticated, industry-specific software and generating time-distance diagrams to examine track capacity.
During 2005, we completed the implementation of TYES, a new yard management system. Using waybill information, TYES triggers classification instructions to the computer system in our yards so that individual shipments are matched to freight-car

DESCRIPTION OF THE BUSINESS

blocks, which in turn are matched to trains. A trip plan is created for each customer’s shipment and integrated with train planning and yard applications to ensure that the instructions issued for the customer’s shipment are consistent with the information given to the customer. With TYES now fully implemented, we have completed our Service Excellence suite of operating systems. These operating systems manage the overall movement of our customers’ shipments and provide railway managers with highly reliable data on shipment performance, transit times, connections with other trains, train and yard capacities, and locomotive requirements. This data is used to make adjustments to the IOP to achieve specific service and productivity targets and ensure all design objectives are fulfilled.
We plan to commence implementation of the TRIEX system during 2006 to further improve our intermodal service offering. TRIEX will provide a customer self-service offering, including reservations, proof of delivery and full shipment tracking. TRIEX will also give us the means to have more sophisticated pricing options and simplify our billing processes.
During 2005, we signed a license agreement with SAP Canada to leverage use of its software beyond managing assets and expenditures to other areas, such as revenue management, supplier management and pricing.
In addition, with the outsourcing of a substantial amount of our information technology infrastructure to world-class service providers, our information technology focus is on leveraging information and applications to improve railway productivity and obtaining more value from our existing assets and resources.
Labour Productivity and Efficiency
We continually take steps to improve the effectiveness of our organizational structure in order to increase productivity and efficiency. Since 1996, we have improved communication and decision-making, simplified the organization’s management structure, and increased the responsibility given to management personnel. We regularly review our organizational processes, workforce needs and related organizational costs with a focus on improving the productivity and efficiency of our workforce while reducing expenses.
In the second quarter of 2003, we began a program to eliminate 820 positions by consolidating administrative functions, applying new information technology to increase productivity in administrative areas and yard operations, and to increase car and locomotive maintenance efficiency. The originally targeted 820 reductions were substantially completed by the end of 2005.
In the fourth quarter of 2005, we began a restructuring initiative to further improve efficiency in our administrative areas. This initiative is expected to eliminate approximately 400 management and administration positions. As part of this initiative, we introduced a voluntary incentive retirement program for long-service employees in Canada. The majority of the reductions are expected to be complete by the end of the first quarter of 2006.
In order to stimulate and reward employee participation in our efficiency initiatives, we have implemented a number of incentive-based compensation programs designed to allow eligible unionized and non-unionized to share in the profits they help generate.
Risk Factors
Competition
The freight transportation industry is highly competitive. We face intense competition for freight transportation in Canada and the U.S., including competition from other railways and trucking companies. We are subject to competition for freight traffic from other Class 1 railways, particularly BNSF, CN, CSX, NS and UP. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. Any improvement in the cost structure or service of our competitors could increase competition and have a materially adverse effect on our business or operating results.
There was significant consolidation of the railway industry in North America during the 1990s, which led to larger railway companies. These companies offer services in large market areas and compete with us in these markets. Increased competition from current and future competitors in the railway industry could adversely affect our competitive position, financial condition and operating results.
Economic and Other Conditions
Our freight volumes and revenues are largely dependent upon the health of the North American and global economies and other factors affecting the volumes and patterns of international trade. We are also sensitive to factors such as weather, security threats, commodity pricing and global supply and demand, as well as those affecting North America’s agricultural, mining, forest products, consumer products, import/export and automotive sectors. These factors are beyond the influence or control of the railway industry generally and CPR specifically.

DESCRIPTION OF THE BUSINESS

Fuel Prices
Fuel expense constitutes a significant portion of our operating costs. Fuel price volatility can, therefore, have a material effect on operating results. Prices can be influenced by local and international supply disruptions stemming from the loss of crude oil production or refining capacity. These disruptions can be caused by weather conditions, unplanned infrastructure failures or geopolitical events. We employ a fuel surcharge program to manage our exposure to price fluctuations. Our fuel surcharge program partially offsets fuel cost increases by levying an incremental charge on dollar revenue. In addition to the fuel surcharge, we may from time to time sell or purchase crude-related derivative instruments. To the extent that fuel costs decline below the levels specified in any such derivative instrument, we will not receive the full benefit of the reduction.
Foreign Exchange Risk
We conduct our business and receive revenues primarily in Canadian dollars, however, a significant portion of our revenues, expenses, assets and debt are denominated in U.S. dollars. Thus, our results are affected by fluctuations in the exchange rate between these currencies. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) affect the competitiveness in world markets of the goods we transport and, in turn, positively or negatively affect our revenues and expenses. From time to time we may sell or purchase forward U.S. dollars at fixed rates in future periods to manage our exposure to fluctuations in exchange rates between Canadian and U.S. dollars on future revenue streams and certain U.S. dollar expenditures. To the extent that exchange rates decline below the rate fixed by such futures contracts, we will not receive the full benefit of these contracts.
Interest Rate Risk
We may enter into long-term debt agreements to finance capital purchases when we do not have the outright free cash to purchase the capital assets, or if we elect to utilize cash for other purposes. By doing so, we expose ourselves to increased interest costs on future fixed-debt instruments and existing variable rate debt instruments should market interest rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. We may enter into forward rate agreements (“Interest or Treasury Locks”) to lock in rates for a future date, thereby gaining protection from any subsequent interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. We may incur higher costs, depending on the direction of interest rates and on our contracted rate.
Regulatory Authorities
Our railway operations in Canada are subject to regulations under the CTA, the Railway Safety Act and certain other statutes administered by the Canadian Transportation Agency and the federal Minister of Transport. Our U.S. railway operations are subject to regulation by the STB and the Federal Railroad Administration (“FRA”). We are also subject to federal, provincial, state and local laws and regulations dealing with health, security, safety, labour, environmental, rate and other matters, all of which may affect our business or operating results.
In addition, we are subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. Future decisions by the U.S. government on homeland security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. We transport hazardous materials and periodically use hazardous materials in our operations. Any findings that we have violated such laws or regulations could have a materially adverse effect our business or operating results.
In certain locations, we operate on properties that have been used for railways for over a century. As a result, historic releases of hazardous waste or materials may be discovered, requiring remediation of our properties or subjecting us to liability for damages, the cost of which could materially affect our business or operating results. Changing regulations and remedial approaches in Canada and the U.S. will ultimately impact the costs of remediation and overall environmental liability. The regulatory trend towards increased protection of human health from specific chemicals may mean sites that were previously remediated, or that did not require action, could be subject to further scrutiny. There is a possibility that an accidental release of hazardous waste or materials on our properties could occur and the costs of remediation of properties affected by such accidental release could materially affect our business or operating results.
In the operation of a railway, it is possible that derailments or other accidents may occur that could cause harm to human health or to the environment. As a result, we may incur costs in the future to address any such harm, including costs relating to the

DESCRIPTION OF THE BUSINESS

performance of clean-ups, natural resource damages and compensatory or punitive damages relating to harm to individuals or property. These costs could materially affect our business or operating results.
Labour Relations
Relations with our employees could deteriorate due to disputes related to, among other things, wage or benefit levels or our response to changes in government regulation of workers and the workplace. Our operations rely heavily on our employees. Any labour shortage or stoppage caused by poor relations with employees, including those represented by unions, could adversely affect our ability to provide services and the costs of providing such services, which could materially harm our business or operating results and may materially harm relationships with our customers.
Certain of our union agreements are currently under renegotiation, as discussed in the section “Labour Relations” in this AIF. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms.
Pension Plans
We maintain defined benefit and defined contribution pension plans. The defined benefit plans’ unfunded liabilities have increased significantly, mainly as a result of current low interest rates. Pension funding requirements are dependent upon different factors, including interest rate levels, asset returns, regulatory requirements for funding purposes, and changes to pension plan benefits. In the absence of favourable changes in these factors, we will have to satisfy the under-funded amounts of our plans through cash contributions from time to time. These cash outlays for funding could materially affect our business.
Indemnifications
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the Fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the Fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2005, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
Pursuant to our by-laws, we indemnify all our current and former directors and officers. We carry a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.
Safety
Safety is a key priority for our management and Board of Directors. We use two key safety indicators, each of which follows strict U.S. FRA reporting guidelines. In 2005, the rate of FRA personal injuries per 200,000 employee hours (100 employee years in 2004) was 2.3, down 15% from 2004 and down 26% from 2003.
The rate of FRA reportable train accidents per million train miles was 2.1 in 2005, unchanged from 2004, and up 17% from 1.8 in 2003. In 2005, improvements in train safety on CPR’s track were offset by an increase in train accidents involving CPR trains while on track owned by other railways. The increase in 2004, compared with 2003, occurred mainly during the first two quarters of 2004, and in particular, during unusually cold weather early in the year.
Our Safety and Health Management Committee provides ongoing focus, leadership, commitment and support for efforts to improve the safety of our operations as well as the safety and health of our employees. The committee is comprised of CPR’s Chief Executive Officer, President and representatives from various operations departments, including safety, environmental and police. Our Safety Framework governs the safety management process, which involves more than 1,000 employees in planning and implementing safety-related activities. This management process, combined with planning that encompasses all operational functions, ensures a continuous and consistent focus on safety.
Border Security
CPR was the first railway in North America to be approved under a new Canada Border Services Agency (“CBSA”) program to streamline clearance at the border for imports from the U.S. Under the Customs Self-Assessment (“CSA”) program, goods and shippers approved as low risk have a virtual fast lane into Canada on our railway. Eligible goods include finished vehicles, parts for vehicles, food products and other common items frequently imported from the U.S.

DESCRIPTION OF THE BUSINESS

The CSA program reduces the cost of compliance with Canada’s import regulations, as approved importers can file monthly summary customs reports on their shipments instead of a report on each shipment. Approved importers also benefit from improved efficiencies, as their goods can be delivered directly to their facilities without stopping for inspection at the border or waiting for customs clearance. We benefit from improved freight car velocity with shipments for customers approved under CSA moving more easily across the border.
We are also a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs - Trade Partnership Against Terrorism (“C-TPAT”) program and the CBSA’s Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security.
Under a joint Declaration of Principles signed in April 2003, we made a commitment to work with the CBSA and CBP to install a new Vehicle and Cargo Inspection System (“VACIS”) at five of our border crossings. Rail VACIS uses non-intrusive gamma ray technology to scan U.S.-bound rail shipments. All five VACIS systems are now fully operational. The joint government-industry initiative to enhance the security of U.S.-bound rail shipments ensures trade continues to flow between Canada and the U.S. These measures were part of the larger process of implementing the Smart Border Declaration adopted by Canada and the U.S. in December 2001.
Additional work is also being undertaken at Windsor, Ontario, to secure the rail corridor between the Windsor VACIS facility and the U.S. border. Work on this secure corridor initiative is expected to be complete by the end of the first quarter of 2006.
Labour Relations
At December 31, 2005, approximately 80% of our workforce was unionized, with approximately 80% of our workforce located in Canada. Unionized employees are represented by a total of 36 bargaining agents. Seven bargaining agents represent our employees in Canada and the remaining 29 represent employees in our U.S. operations.
Labour Relations – Canada
Agreements are currently in place with five of the seven bargaining units in Canada. In 2005 and early 2006, we negotiated the following settlements with bargaining units in Canada:
•
A four-year collective agreement with the Teamsters Canada Rail Conference (“TCRC”), elected as bargaining agent by train crew employees in June 2004. The agreement, which extends to the end of 2006, was ratified on January 17, 2005. Our collective agreement with the previous bargaining agent expired on December 31, 2002.

•
A three-year collective agreement with the Teamsters Canada Rail Conference, Maintenance of Way Employees Division (“TCRC-MWD”), certified as bargaining agent by track maintenance employees in July 2004. The agreement, which extends to the end of 2006, was ratified on March 18, 2005. Our collective agreement with the former bargaining agent expired on December 31, 2003.

•
A three-year collective agreement with the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars. The agreement, which extends to the end of 2007, was ratified on March 24, 2005.

•
A five-year collective agreement, extending to the end of 2009, with the International Brotherhood of Electrical Workers (“IBEW”), representing signal maintainers. The agreement, which extends to the end of 2009, was ratified on September 16, 2005.

•
A Memorandum of Settlement with the Canadian Pacific Police Association (“CPPA”), representing CPR Police sergeants and constables. The agreement, which was reached on January 12, 2006, has been submitted to a ratification vote. Results of the vote and a decision on the term of the agreement are expected in February 2006.

•
A Memorandum of Settlement, for a three-year renewal agreement to the end of 2008, with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers (“TCRC-RCTC”), representing employees who control train traffic. The agreement, which was reached on January 20, 2006, has been submitted to a ratification vote. Results of the vote are expected in March 2006.

Labour Relations – U.S.
Most U.S. Class 1 railroads negotiate labour agreements collectively on a national basis. At the end of 2004, a new round of bargaining commenced with all 13 national unions. There have been no settlements to date. In a new approach, seven unions, including the Teamsters union, which represents locomotive engineers and track maintenance workers, formed a coalition at the national bargaining table. Negotiations with the coalition and with the union representing conductors are currently in mediation.

DESCRIPTION OF THE BUSINESS

Several difficult issues, such as health care cost containment, more flexible use of employees and contractors, and the implementation of a single person crew, present significant challenges for the parties.
Soo Line and D&H have elected to negotiate independently of the national bargaining process.
We are party to collective agreements with 29 bargaining units: 15 on the Soo Line and 14 on the D&H.
Agreements with 14 of the 15 bargaining units on the Soo Line are currently open for renegotiation. Our agreement with yard supervisors extends to the end of 2009. Negotiations have commenced with track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheetmetal workers, and train service employees. Negotiations with the Teamsters, representing locomotive engineers, resulted in both parties agreeing to binding arbitration, which was held in November 2005. An arbitration decision issued January 26, 2006, satisfactorily finalized an agreement.
D&H has agreements in place with 10 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, sheet metal workers, electricians, and police. Negotiations are continuing with the remaining four bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, and yard supervisors.
Environmental Protection
We have implemented a comprehensive Environmental Management System (“EMS”), which uses the five elements of the ISO 14001 standard – policy, planning, implementation and operation, checking and corrective action, and management review – as described below.
Policy
We have adopted an Environmental Protection Policy and continue to develop and implement policies and procedures to address specific environmental issues and reduce environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.
Our partnership in Responsible Care® is a key part of our commitment as we strive to be a leader in railway and public safety. Responsible Care®, an initiative of the Canadian Chemical Producers Association, is an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care® involves a public commitment to continually improve the industry’s environmental, health and safety performance. We successfully completed our first Responsible Care® external verification in June 2002 and were granted “Responsible Care® practice-in-place” status. We were successfully re-verified in 2005.
We have also been a partner of the American Chemistry Council (“ACC”) since 1999 and are currently working with the ACC and its Transportation Partner Group to develop verification protocols and processes for our U.S. facilities.
Planning
We prepare an annual Corporate Environmental Plan, which includes details of our environmental goals and objectives as well as high-level strategies and tactics. The plan is used by various departments to integrate key corporate environmental strategies into their business plans.
Implementation and Operation
We have developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. Our environmental specialists and consultants lead these programs.
Our focus is on preventing spills and other incidents that have a negative impact on the environment. As a precaution, we have established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, we regularly update and test emergency preparedness and response plans.
We have taken a proactive position to the remediation of historically impacted sites and have an accounting accrual for environmental costs that extends to 2015.
Environmental Contamination
In the fourth quarter of 2004, we recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a property in the U.S., which includes areas previously leased to third parties. We are participating in the State of Minnesota’s voluntary investigation and clean-up program

DESCRIPTION OF THE BUSINESS

at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. We filed with the State of Minnesota in 2005 a response action plan for the east side of the property. The costs are expected to be incurred over approximately 10 years.
In the third quarter of 2005, we reached a binding settlement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at a property in the U.S. The lawsuit against this other party has been dismissed and the party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.
As a result of the settlement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement with the other responsible party became known.
We continue to be responsible for remediation work on portions of the property not addressed by the binding settlement, and continue to retain liability accruals for remaining future expected costs. This work, along with all work addressed under the binding settlement, will be overseen by the State of Minnesota’s voluntary investigation and clean-up program to ensure that all such remaining work at the property is completed in accordance with applicable standards.
Checking and Corrective Action
Our environmental audit comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and conformance to our policies, which are based on legal requirements and accepted industry standards. Audits are scheduled based on risk assessment for each facility and are led by third-party environmental audit specialists supported by our environmental staff.
Audits are followed by a formal Corrective Action Planning (“CAP”) process that ensures findings are addressed in a timely manner. Progress is monitored against completion targets and reported quarterly to senior management. Completion targets have been substantially met every year since the CAP process was created in 1999.
Management Review
Our Board of Directors has established an Environmental and Safety Committee that conducts a semi-annual comprehensive review of environmental issues. An Environmental Lead Team, which is comprised of senior leaders of our Real Estate, Legal Services, Marketing and Sales, Finance, Operations, Supply Services, and Environmental Services departments, meets quarterly to review environmental matters.
Expenditures
We spent $32.6 million in 2005 for environmental management, including amounts spent for ongoing operations, capital upgrades and remediation.
Regulation and Other Issues
Our rail operations in Canada are subject to regulation of service, rate setting, network rationalization and safety by the CTA, the Railway Safety Act and certain other statutes. Our U.S. rail operations are subject to regulations administered by the STB and the FRA.
Canadian Regulation
Our economic activities, including matters relating to rates, level of service obligations and line discontinuance, are subject to the provisions of the CTA.
The CTA contains shipper rate and service protections, including final-offer arbitration, competitive line rates, and compulsory interswitching, which allows a shipper to request a railway to move its traffic to the nearest competitive interchange point with another railway within a 30-kilometre radius for a regulated fee. However, to gain recourse to certain of these protections, shippers must establish that they would suffer substantial commercial harm if the relief sought were not granted. These shipper protections also extend to western Canadian grain transportation.
In late March 2005, the federal government introduced a bill with miscellaneous changes to the CTA. Progress of the bill through Parliament ceased when Parliament was dissolved on November 29, 2005. It is not known whether the newly elected federal government will reintroduce the proposed changes.

DESCRIPTION OF THE BUSINESS

Canada’s federally regulated railways are also subject to the Railway Safety Act, which governs safety and operational aspects of the industry, and to the Canadian Transportation Accident Investigation and Safety Board Act. They are also subject to legislation relating to the environment and the transportation of hazardous materials.
U.S. Regulation
There have been efforts in recent years to re-regulate certain aspects of the U.S. rail industry previously deregulated under the Staggers Rail Act of 1980. The rail industry opposes re-regulation.
The STB regulates a variety of railway matters, including: service levels; certain freight car rental payments; certain rail traffic rates; the terms under which railways may gain access to each other’s facilities and traffic; mergers and acquisitions of railways; and the abandonment, sale and discontinuance of operations on rail lines.
We believe STB regulations governing mergers and consolidation of Class 1 railways require applicants to demonstrate that a proposed transaction would be in the public interest and would enhance competition, where necessary, to offset any negative effects.
The FRA governs all safety-related aspects of railway operations and, therefore, has jurisdiction over our operations in the U.S. State and local regulatory agencies may also exercise jurisdiction over certain safety and operational matters of local significance.
Insurance
We maintain insurance policies to protect our assets and to protect against liabilities. Our insurance policies include, but are not limited to, liability insurance, director and officer liability insurance, automobile insurance and property insurance. The property insurance program includes business interruption coverage, which would respond in the event of catastrophic damage to our infrastructure. We believe our insurance is adequate to protect us from known and unknown liabilities.
Related-party Transactions
No rail services were provided to related parties in 2005.

DIVIDENDS

Declared Dividends and Dividend Policy
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date
$0.1275	March 28, 2003	April 28, 2003
$0.1275	June 27, 2003	July 28, 2003
$0.1275	September 26, 2003	October 27, 2003
$0.1275	December 24, 2003	January 26, 2004
$0.1275	March 26, 2004	April 26, 2004
$0.1275	June 25, 2004	July 26, 2004
$0.1325	September 24, 2004	October 25, 2004
$0.1325	December 31, 2004	January 31, 2005
$0.1325	March 25, 2005	April 25, 2005
$0.1500	June 24, 2005	July 25, 2005
$0.1500	September 30, 2005	October 31, 2005
$0.1500	December 30, 2005	January 30, 2006
$0.1875	March 31, 2006	April 24, 2006

Our Board of Directors will give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. We are, however, under no obligation to declare dividends and the declaration of dividends is wholly within the Board of Directors’ discretion. Further, our Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

CAPITAL STRUCTURE

Description of Capital Structure
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2005, no Preferred Shares had been issued.
1).	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
a).	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by CPR’s Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends of the Common Shares to the exclusion of any other class of shares of the Company.

b).	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Company.

c).	Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one (1) vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Company.
2).	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
a).	Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in one (1) or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

b).	Voting Rights: The holders of the First Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c).	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d).	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares of the Company and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

e).	Dividends Preferential: Except with the consent in writing of the holders of all outstanding First Preferred Shares, no dividend can be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment.

CAPITAL STRUCTURE

3).	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as following:
a).	Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in one (1) or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

b).	Voting Rights: The holders of the Second Preferred Shares will not be entitled to receive notice of or to attend any meetings of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c).	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d).	Ranking of Second Preferred Shares: The Second Preferred Shares will be entitled to priority over the Common Shares of the Company and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up of its affairs.

e).	Dividends Preferential: Except with the consent in writing of the holders of all outstanding Second Preferred Shares, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding has been declared and paid or set apart for payment.

CAPITAL STRUCTURE

Security Ratings
Our debt securities are rated annually by three approved rating organizations – Moody’s Investors Service, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited. Currently, our securities are rated as Investment Grade, as shown in the chart below:

Approved Rating	Long-Term
Organization	Debt
Moody’s Investors Service	Baa2
Standard & Poor’s	BBB
Dominion Bond Rating Service	BBB(high)

Credit ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of the obligation. A description of the rating categories of each of the rating agencies in the table above is set out below.
Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor and may be subject to revision or withdrawal at any time by the rating agencies. Credit ratings may not reflect the potential impact of all risks on the value of securities. In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security. There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

MARKET FOR SECURITIES

Stock Exchange Listings
The Common Shares of CPR are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.
Trading Price and Volume
The following chart provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2005.

	Opening	High	Low	Closing	Number of	Volume of
	Price per	Price per	Price per	Price per	Trades	Shares
Month	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded
January	41.30	42.20	38.70	42.00	26,976	13,370,864
February	41.80	44.08	41.09	43.87	21,897	10,445,569
March	43.90	46.52	41.55	43.75	27,485	16,967,490
April	43.90	46.09	42.08	43.95	32,878	21,381,092
May	43.95	46.88	43.45	46.15	27,921	14,554,520
June	46.01	46.49	41.46	42.39	32,616	19,606,925
July	43.29	48.12	41.79	47.50	30,485	13,214,295
August	47.50	47.95	44.82	44.82	28,758	13,780,242
September	44.80	50.49	44.46	50.04	34,531	13,238,456
October	50.04	51.50	46.60	48.55	37,440	14,744,250
November	48.79	50.38	46.70	50.25	36,103	18,231,934
December	51.10	52.70	47.00	48.71	51,300	16,928,700

The following chart provides the monthly trading information for our Common Shares on the New York Stock Exchange during 2005.

	Opening	High	Low	Closing	Number of	Volume of
	Price per	Price per	Price per	Price per	Trades	Shares
Month	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded
January	34.50	34.81	31.52	33.68	14,116	6,571,300
February	33.63	35.80	33.20	35.47	8,594	3,031,700
March	35.40	38.05	34.33	35.97	11,364	3,855,700
April	36.06	37.85	33.75	34.92	17,896	7,835,600
May	35.00	37.33	34.25	36.95	11,639	3,775,900
June	37.01	37.24	33.60	34.51	15,167	4,979,100
July	34.51	39.26	33.71	38.84	14,878	5,303,200
August	38.84	39.92	37.36	37.83	14,038	3,848,100
September	37.73	43.30	37.40	42.96	16,082	4,425,400
October	42.97	43.87	39.78	41.27	19,997	5,486,400
November	41.27	43.15	39.56	43.14	22,187	6,766,300
December	43.80	45.34	40.77	41.95	25,427	7,753,400

On May 31, 2005, we completed the filings required for a normal course issuer bid to enable the Company to purchase for cancellation up to 2.5 million of the outstanding Common Shares during the 12-month period from June 6, 2005, to June 5, 2006. The number of shares that may be purchased represents approximately 1.6% of the 158,976,508 Common Shares outstanding on May 25, 2005. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The price paid for shares will be the market price at the time of purchase. The purchases, made using surplus funds, are intended to mitigate dilution that may occur as a result of the issuance of Common Shares pursuant to the exercise of stock options under our compensation programs. We also believe that the market price of our Common Shares could be such that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. From June 6, 2005, to January 31, 2006, 1,761,000 Common Shares were purchased at an average price of $45.77 per share.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, or by telephone at (403)319-7165 or 1-866-861-4289, by fax at (403)319-6770, or by e-mail to Shareholder@cpr.ca.

MARKET FOR SECURITIES

On February 21, 2006, we announced our intention, subject to regulatory approval, to expand the normal course issuer bid program and to renew it at the time of its scheduled expiry date to enable us to purchase up to 5.5 million shares. The remaining share repurchases will occur during 2006.

DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.
Directors

Year of annual meeting
	Positions held and principal occupations within	at which term of office
Name and municipality of residence	the preceding five years (1)	expires (director since)
S.E. Bachand (2)(3)(5) Ponte Vedra Beach, Florida, U.S.A.	Retired President and Chief Executive Officer, Canadian Tire Corporation, Limited (hard goods retailer specializing in automotive, sports and leisure and home products)	2006 (2001)

J.E. Cleghorn, O.C., F.C.A. (2)(3)(6) Toronto, Ontario, Canada	Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)	2006 (2001)

T.W. Faithfull (3)(4)(5) Oxford, Oxfordshire, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2006 (2003)

J.E. Newall, O.C. (3) Calgary, Alberta, Canada	Chairman, Canadian Pacific Railway Limited, and NOVA Chemicals Corporation (chemicals company producing styrenics, olefins and polyolefin products)	2006 (2001)

Dr. J.R. Nininger (3)(4)(5) Ottawa, Ontario, Canada	Retired President and Chief Executive Officer, The Conference Board of Canada (private not-for-profit research group)	2006 (2001)

M. Paquin (2)(3)(4) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2006 (2001)

M.E.J. Phelps, O.C. (3)(4)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2006 (2001)

R. Phillips, O.C. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2006 (2001)

R.J. Ritchie Calgary, Alberta, Canada	Chief Executive Officer, Canadian Pacific Railway Limited	2006 (2001)

M.W. Wright (2)(3)(5) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2006 (2001)

Notes:
(1)
S.E. Bachand was President and Chief Executive Officer of Canadian Tire Corporation, Limited from March 1993 to August 2000. J.E. Cleghorn was Chairman and Chief Executive Officer of the Royal Bank of Canada from January 1995 to July 2001. T.W. Faithfull was President and Chief Executive Officer of Shell Canada Limited from April 1999 to July 2003. Dr. J.R. Nininger was President and Chief Executive Officer of The Conference Board of Canada from September 1978 to August 2001. M.E.J. Phelps was Chairman and Chief Executive Officer of Westcoast Energy Inc. from June 1988 to March 2002. R. Phillips was President and Chief Executive Officer of IPSCO Inc. from February 1982 to December 2001. R.J Ritchie was President and Chief Executive Officer of Canadian Pacific Railway Company from July 1996 until his appointment as Chief Executive Officer in November 2005, and was President and Chief Executive Officer of Canadian Pacific Railway Limited from October 2001 to November 2005. M.W. Wright was Chairman and Chief Executive Officer of SUPERVALU INC. from June 1981 until June 2001 and Chairman until June 2002.

(2)	Member of the Audit, Finance and Risk Management Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Environmental and Safety Committee.
(5)	Member of the Management Resources and Compensation Committee.
(6)	Member of the Pension Trust Fund Committee.

DIRECTORS AND OFFICERS

Cease Trade Orders
S.E. Bachand was a director of Krystal Bond Inc. when it was subject to a cease trade order on April 12, 2002, for failure to file financial statements. It has since ceased to operate as a going concern. J.E. Cleghorn, a director of Nortel Networks Corporation and Nortel Networks Limited was subject to a cease trade order, prohibiting trading in Nortel Networks securities, issued in May 2004 for failure by Nortel Networks to file certain financial statements. The cease trade order, issued by the Ontario Securities Commission against directors, officers and certain other current and former employees of Nortel Networks, was revoked on June 21, 2005.
Senior Officers
The following are executive officers of CPR:

Principal occupations within the
Name and municipality of residence	Position held	preceding five years
J.E. Newall, O.C. Calgary, Alberta, Canada	Chairman	Chairman, NOVA Chemicals Corporation (chemicals company producing styrenics, olefins and polyolefin products)

R.J. Ritchie Calgary, Alberta, Canada	Chief Executive Officer	Chief Executive Officer, Canadian Pacific Railway Company; President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

F.J. Green Calgary, Alberta, Canada	President and Chief Operating Officer	President and Chief Operating Officer, Canadian Pacific Railway Company; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President, Marketing and Operations, Canadian Pacific Railway Company; Senior Vice-President, Marketing, Canadian Pacific Railway Company; Vice-President, Marketing, Canadian Pacific Railway Company

M.T. Waites Municipal District of Rocky View, Alberta, Canada	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Chief Executive Officer, U.S. Network, Canadian Pacific Railway Company; Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company; Vice-President and Comptroller, Canadian Pacific Railway Company

W.P. Bell Calgary, Alberta, Canada	Vice-President, Investor Relations	Vice-President, Investor Relations, Canadian Pacific Railway Company; Vice-President, E-Business, Canadian Pacific Railway Company; Vice-President, Logistics Systems, Canadian Pacific Railway Company

P. Clark Calgary, Alberta, Canada	Vice-President, Communications and Public Affairs	Vice-President, Communications and Public Affairs, Canadian Pacific Railway Company

J.J. Doolan (1) Municipal District of Rocky View, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company; Assistant Treasurer, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; President, River Ridge Financial Management Ltd. (financial consulting and management company)

DIRECTORS AND OFFICERS

Principal occupations within the
Name and municipality of residence	Position held	preceding five years
B.W. Grassby Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company; Vice-President, Finance, and Secretary, Controller and Assistant Secretary, CAE Electronics Ltd. (provider of technologies for civil aviation and military use)

P.A. Guthrie, Q.C. Municipal District of Rocky View, Alberta, Canada	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company; Assistant Vice-President Legal Services and General Counsel, Canadian Pacific Railway Company; Chief Regulatory Counsel, Canadian Pacific Railway Company

T.A. Robinson (1) Calgary, Alberta, Canada	Assistant Treasurer	Assistant Treasurer, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Assistant Comptroller, Canadian Pacific Railway Company; Assistant Vice-President, Customer Service, Canadian Pacific Railway Company; General Manager, Operations, Canadian Pacific Railway Company

D.F. Barnhardt Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company; Lawyer/Commercial Coordinator, Canadian Pacific Railway Company

G.A. Feigel Calgary, Alberta, Canada	Assistant Corporate Secretary	Assistant Corporate Secretary, Canadian Pacific Railway Company; Assistant Corporate Secretary, Canadian Pacific Limited

(1)	T.A. Robinson replaced J.J. Doolan as Vice-President and Treasurer, effective January 1, 2006.
Shareholdings of Directors and Officers
As at December 31, 2005, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 157,185 Common Shares of CPR, representing 0.10% of the outstanding Common Shares as of that date.
Announcements
Mr. Robert J. Ritchie, CEO, will retire from CPR on May 5, 2006, and will not be eligible to stand for re-election as a director.
Mr. J.E. Newall, Chairman of the Board, will retire on May 5, 2006, having attained the retirement age of 70 years for directors under our By-Laws.

LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. Following are the only significant legal proceedings currently in progress.
Stoney Tribal Council v. Canada, EnCana and CPR
The Stoney Tribal Council has filed an action against CPR and others in the amount of $150 million for alleged trespass and unlawful removal of oil and gas from reserve lands.
It is too early to make an assessment of the amount in question in this action, an assessment of the merits of the claim, the likelihood that the Plaintiffs will succeed against any or all of the Defendants or the degree to which we may be entitled to indemnity from other parties. We believe adequate provision has been made in our financial statements for this lawsuit.
Derailment – Minot, North Dakota
On January 18, 2002, one of our trains derailed outside of Minot, North Dakota. The site of the derailment was immediately west of the city and adjacent to a residential neighbourhood. Thirty-one cars of the 112 cars on the train derailed. Five cars containing anhydrous ammonia catastrophically ruptured and a vapour plume covered the derailment site and surrounding area.
Immediately following the derailment, we began a process of environmental remediation and monitoring at a cost in excess of US$8 million. In addition, we have settled almost 30,000 claims from residents of the Minot area for damages relating to the derailment.
Several hundred individual lawsuits have been filed against CPR in Hennepin County, Minnesota, associated with the Minot derailment. A judge has been appointed by the Minnesota state court to hear all of these cases. That judge has ruled that we will not be subject to punitive damages. We are working closely with our insurers to resolve as many cases as possible. To date, we have succeeded in settling the case involving wrongful death and three other cases in which the plaintiffs were seriously injured.
In addition to the individual lawsuits in Hennepin County, a class action lawsuit has been filed in federal court in North Dakota.
We believe adequate provision has been made in our financial statements for this lawsuit.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CPR’s Common Shares in Canada.
Computershare Trust Company of New York serves as co-transfer agent and co-registrar for CPR’s Common Shares in New York.
Requests for information should be directed to:
     Computershare Investor Services Inc.
     100 University Avenue, 9th Floor
     Toronto, Ontario, Canada
     M5J 2Y1

INTERESTS OF EXPERTS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has prepared an independent auditors’ report dated February 10, 2006, in respect of our consolidated financial statements, with accompanying notes as at and for the years ended December 31, 2005, 2004 and 2003. PricewaterhouseCoopers LLP has advised that it is independent with respect to CPR within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the U.S. Securities and Exchange Commission.

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

Composition of the Audit, Financial and Risk Management Committee and Relevant Education and Experience
The following individuals comprise the entire membership of the Audit, Finance and Risk Management Committee (“the Committee”).
Stephen E. Bachand - Mr. Bachand is the Retired President and Chief Executive Officer of Canadian Tire Corporation, Limited, a hard goods retailer specializing in automotive, sports and leisure, and home products. He held that position from March 1993 until his retirement in August 2000. He is a director of the Bank of Montreal and Fairmont Hotels & Resorts Inc. He graduated from Williams College in Williamstown, Massachusetts, with a B.A., and from the Darden School of the University of Virginia with an M.B.A.
John E. Cleghorn - Mr. Cleghorn is the Chairman and a director of SNC-Lavalin Group Inc., an international engineering and construction firm. He is the retired Chairman and Chief Executive Officer of the Royal Bank of Canada. He held that position from January 1995 until his retirement in July 2001. He is a director of Molson Coors Brewing Company, Nortel Networks Corporation and Nortel Networks Limited. He is a member of the Desautels Faculty of Management International Advisory Board and Governor Emeritus of McGill University, Immediate Past Chairman and a director of Historica Foundation of Canada, Chancellor Emeritus of Wilfrid Laurier University and a director of the Atlantic Salmon Federation. He graduated from McGill University in Montreal with a B.Com. and is a chartered accountant.
Madeleine Paquin - Ms. Paquin is the President and Chief Executive Officer and a director of Logistec Corporation, an international cargo-handling company. She has held that position since January 1996. She is also a director of Aéroports de Montréal. She graduated from École des Hautes Études Commerciales, Université de Montréal with a G.D.A.S. and from the Richard Ivey School of Business, University of Western Ontario with an H.B.A.
Roger Phillips (Chair) - Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Inco Limited, Toronto Dominion Bank, Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.
Michael W. Wright - Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation, and is a member of the University of Minnesota Law School Board of Visitors and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).
Each of the aforementioned committee members has been determined by the board to be independent and financially literate within the meaning of Multilateral Instrument 52-110.
Pre-Approval of Policies and Procedures
The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CPR by our independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by our independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. Our Vice-President and Comptroller must submit to the Committee at least quarterly a report of all services performed or to be performed by our independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by our independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. Our independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. Non-audit services that our independent auditors are prohibited from providing to us may not be pre-approved. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Director, Internal Audit monitors compliance with this policy.

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

Audit, Finance and Risk Management Committee Charter
The term “the Company” herein shall refer to each of CPRL and CPRC, and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.	Committee and Procedures

1.	Purposes
The purposes of the Audit, Finance and Risk Management Committee (“the Committee”) of the Board of Directors of the Company are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters, including:
•	the review of the annual and interim financial statements of the Company;

•	the integrity and quality of the Company’s financial reporting and systems of internal control, and risk management;

•	the Company’s compliance with legal and regulatory requirements;

•	the qualifications, independence, engagement, compensation and performance of the Company’s external auditors; and

•	the performance of the Company’s internal audit function.
The Committee also prepares, if required, an audit committee report for inclusion in the Company’s annual management proxy circular, in accordance with applicable rules and regulations.

The Company’s external auditors shall report directly to the Committee.
2.	Composition of Committee
The members of the Committee of each of CPRL and CPRC shall be identical and shall be directors of CPRL and CPRC, respectively. The Committee shall consist of not less than three and not more than six directors, none of whom is either an officer or employee of the Company or any of its subsidiaries. Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Company and to having accounting or related financial management expertise and financial literacy, set forth in applicable securities laws or the rules of any stock exchange on which the Company’s securities are listed for trading. No director who serves on the audit committee of more than two public companies other than the Company shall be eligible to serve as a member of the Committee, unless the Board of Directors has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

3.	Appointment of Committee Members
Members of the Committee shall be appointed from time to time by the Board and shall hold office at the pleasure of the Board. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board. The Board shall fill a vacancy whenever necessary to maintain a Committee membership of at least three directors.

4.	Committee Chair
The Board shall appoint a Chair for the Committee from among the Committee members.

5.	Absence of Committee Chair
If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee
The Committee shall appoint a Secretary who need not be a director of the Company.

7.	Meetings
The Committee shall have regularly scheduled meetings at least once every quarter and shall meet at such other times during each year, as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

8.	Quorum
Three members of the Committee shall constitute a quorum.

9.	Notice of Meetings
Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting. However, a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings
At the invitation of the Chair of the Committee, other individuals who are not members of the Committee may attend any meeting of the Committee.

11.	Procedure, Records and Reporting
Subject to any statute or the articles and by-laws of the Company, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.

12.	Delegation
The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

13.	Report to Shareholders
The Committee shall prepare a report to shareholders or others concerning the Committee’s activities in the discharge of its responsibilities, when and as required by applicable laws or regulations.

14.	Guidelines to Exercise of Responsibilities
The Board recognizes that meeting the responsibilities of the Committee in a dynamic business environment requires a degree of flexibility. Accordingly, the procedures outlined in these terms of reference are meant to serve as guidelines rather than inflexible rules, and the Committee may adopt such different or additional procedures as it deems necessary from time to time.

15.	Use of Outside Legal, Accounting or Other Advisors; Appropriate Funding
The Committee may retain, at its discretion, outside legal, accounting or other advisors at the expense of the Company to obtain advice and assistance in respect of any matters relating to its duties, responsibilities and powers, as provided for or imposed by these terms of reference or otherwise by law.

The Company shall provide the Committee with appropriate funding, as determined by the Committee, for payment of:
(i)	compensation of any outside advisors, as contemplated by the immediately preceding paragraph;

(ii)	compensation of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company; or

(iii)	ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.
All outside legal, accounting or other advisors retained to assist the Committee shall be accountable ultimately to the Committee.

16.	Remuneration of Committee Members
No member of the Committee shall receive from the Company or any of its affiliates any compensation other than the fees to which he or she is entitled as a director of the Company or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to directors.

B.	Mandate

17.	The Committee’s role is one of oversight. Management is responsible for; preparing the interim and annual financial statements of the Company; maintaining a system of risk assessment and internal controls to provide reasonable assurance

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

that assets are safeguarded and that transactions are authorized, recorded and reported properly; maintaining disclosure controls and procedures to ensure that it is informed on a timely basis of material developments and the Company complies with its public disclosure obligations; and ensuring compliance by the Company with legal and regulatory requirements. The external auditors are responsible for auditing the Company’s financial statements. In carrying out its oversight responsibilities, the Committee does not provide any professional certification or special assurance as to the Company’s financial statements or the external auditors’ work.

The Committee shall:

Audit Matters

External Auditors’ Report on Annual Audit
a)	obtain and review annually, prior to the completion of the external auditors’ annual audit of the year-end financial statements, a report from the external auditors describing:
(i)	all critical accounting policies and practices to be used;

(ii)	all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, the ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the external auditors; and

(iii)	other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences;
Management’s and Internal Auditors’ Reports on External Audit Issues
b)	review any reports on the above or similar topics prepared by management or the internal auditors and discuss with the external auditors any material issues raised in such reports;
Annual Financial Reporting Documents and External Auditors’ Report
c)	meet to review with management and the external auditors the Company’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:
(i)	all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company’s selection or application of accounting policies or principles;

(ii)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effect on the financial statements of alternative methods within generally accepted accounting principles;

(iii)	the effect of regulatory and accounting issues as well as off-balance sheet structures on the financial statements;

(iv)	all major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies; and

(v)	the external auditors’ judgment about the quality, and not just the acceptability, of the accounting principles applied in the Company’s financial reporting;
d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Company and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;
Interim Financial Statements and MD&A
e)	review with management and the external auditors the Company’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

Earnings Releases and Earnings Guidance
f)
review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Company of earnings guidance and other financial information to the public, including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e. by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Company discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

Material Litigation, Tax Assessments, Etc.
g)
review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Company, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Company’s chief legal officer, or appropriate delegates, the Company’s compliance with legal and regulatory requirements;

Oversight of External Auditors
h)
subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;

Rotation of External Auditors’ Audit Partners
i)
review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;

External Auditors’ Internal Quality Control
j)
obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review or peer review of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

External Auditors’ Independence
k)
review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Company and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)
obtaining and reviewing at least annually a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Company,

(ii)	discussing with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;
Policies Regarding Hiring of External Auditors’ Employees and Former Employees
l)	set clear policies for the hiring by the Company of partners, employees and former partners and employees of the external auditors;
Pre-Approval of Audit and Non-Audit Services Provided by External Auditors
m)
be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Company and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting of any pre-approvals pursuant to such delegated authority;

Oversight of Internal Audit
n)
oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Director of Internal Audit; afford the Director of Internal Audit unrestricted access to the Committee; review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

o)
review and consider, as appropriate, any significant reports and recommendations issued by the Company or by any external party relating to internal audit issues, together with management’s response thereto;

Internal Controls and Financial Reporting Processes
p)	review with management, the internal auditors and the external auditors, the Company’s financial reporting processes and its internal controls;

q)
review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Company have a personal interest, including the expense accounts of officers of the Company at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

Complaints Processes
r)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and review periodically with management and the internal auditors these procedures and any significant complaints received;
Separate Meetings with External Auditors, Internal Audit, Management
s)
meet separately and periodically with management, the external auditors and the internal auditors to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter they recommend bringing to the attention of the full Board;

Finance
t)
review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Company and its subsidiaries and annually review the Company’s financing plans and strategies;

u)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;
Risk Management
v)
discuss risk assessment and risk management policies and processes to be implemented for the Company, review with management and the Company’s internal and external auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Company, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

w)	review management’s program to obtain appropriate insurance to mitigate risks;
Terms of Reference and Performance Evaluation of Committee
x)
review and reassess the adequacy of these terms of reference at least annually and otherwise, as it deems appropriate, and recommend changes to the Board, and undertake an annual evaluation of the Committee’s performance;

OUR AUDIT, FINANCIAL AND RISK MANAGEMENT COMMITTEE

Other
y)	perform such other activities, consistent with these terms of reference, the Company’s articles and by-laws, and governing law, as the Committee or the Board deems appropriate; and

z)	report regularly to the Board of Directors on the activities of the Committee.
Audit and Non-Audit Fees and Services
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2005, and December 31, 2004, totalled $2,142,140 and $1,898,000, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2005	December 31, 2004

Audit Fees	$1,086,000	$1,005,000
Audit-Related Fees	$812,540	$574,900
Tax Fees	$243,600	$318,100
All Other Fees	$0	$0

TOTAL	$2,142,140	$1,898,000
The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of our annual financial statements and for services provided in connection with statutory and regulatory filings or engagements.
Audit-Related Fees
Audit-related fees were for assurance and associated services reasonably related to the performance of the audit or review of the annual statements and not reported under “Audit Fees” above. These services consisted of: special attest services as required by various government entities; accounting consultations; audit of financial statements of certain subsidiaries and of our various pension and benefits plans; assistance with prospectus filings; access fees for technical accounting database resources; and assistance with preparations for compliance with Section 404 of the U.S. Sarbanes Oxley Act of 2002.
Tax Fees
Tax fees were for services consisting of: tax compliance, including the review of tax returns; assistance with questions regarding tax audits, the preparation of employee tax returns under our expatriate tax services program and assistance in completing routine tax schedules and calculations; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); assistance with the reorganization of group financing; obtaining tax rulings from tax authorities; tax preparation services; and access fees for taxation database resources.
All Other Fees
Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. There were no services in this category in 2005 and 2004.

ADDITIONAL INFORMATION

Additional Company Information
Additional information about CPR is available on our website at www.cpr.ca and on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com in Canada, and on the U.S. Securities and Exchange Commission’s website (EDGAR) at www.sec.gov/edgar. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this AIF.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the information circular for our most recent annual meeting of shareholders at which directors were elected.
Additional financial information is provided in our Consolidated Financial Statements and Management’s Discussion and Analysis for the most recently completed financial year.

**CANADIAN PACIFIC RAILWAY**

www.cpr.ca TSX/NYSE: CP

Responsible Care®
Beyond what's required.

Printed in Canada

ANNUAL 20
REPORT 05

**CANADIAN PACIFIC RAILWAY** Ingenuity.

# EXECUTION *excellence*

ANNUAL 20 REPORT 05
EXECUTION
excellence

COVER Westbound and eastbound CPR trains pass west of Kamloops, British Columbia, in CPR’s western corridor where we installed almost 27,000 feet of new track in 2005. The work was part of a $160-million expansion of track capacity on our busy corridor between the Canadian prairies and the Vancouver Gateway. Double track, new sidings, siding extensions, improved signal systems and high-speed track-to-track crossovers were built. CPR now has capacity for an additional 1,500 trains a year. Demand for rail service is growing and our franchise, serving large consumer markets and resource production areas, is ideally positioned to capture this growth. North American retailers are increasingly sourcing consumer products from Asia-Pacific countries. Canadian resources are in high demand, particularly in China, where economic expansion is fueling the country’s appetite for coal from the British Columbia interior, and grain and potash from the prairies.
CANADIAN PACIFIC RAILWAY’s 14,000-mile track network, ocean and Great Lakes port service, cross-border gateways and extensive connections with other railways provide shippers with access to fast-growing world markets and efficient reach into markets across North America, including major business centres in Mexico.

THREE PILLARS OF SHAREHOLDER VALUE

### Quality Revenue Growth

### Improved Productivity

### Engaged People

CPR people are committed to safety, service and growth – key levers for achieving sustainable improvement in financial performance. We are providing them with the support, tools and incentives to expand their business skills and increase their level of engagement. As skills and engagement increase across the organization, we will rescale our workforce to a level consistent with our long-term operating and financial objectives.

## ENHANCE ***fluidity***

With the biggest capacity expansion in two decades behind us, CPR is focused squarely on maximizing the benefits of this new infrastructure. Employees in all functions, at all levels are engaged in execution excellence. This will translate into increased fluidity. CPR will leverage fluidity to improve service to support continued price strengthening and modal share growth, contain expenses as business grows and create additional capacity without the need to spend more capital.
THREE PILLARS OF SHAREHOLDER VALUE
Quality Revenue Growth
CPR is achieving growth in all of our business groups — bulk commodities, containerized intermodal traffic, and merchandise freight. Investments in track infrastructure, freight cars and information technology have been aligned with our customers’ growth, shifts in global trade patterns and opportunities to increase price and improve yield.
Improved Productivity
Execution excellence is the way forward as CPR targets higher productivity. We will leverage simplified marketing programs and technology investments in our yards and terminals. Scheduled operations and cooperative arrangements with other railways will increase fluidity. This will drive up volume and yield and maximize the value of our investments while reducing operating expenses.

**FRED GREEN** President

# *DELIVER* shareholder value

## 2005 HIGHLIGHTS

**Earnings per share**
$3.39, up 30 %

**Revenue**
$4.392 billion, up 13 %

**Return on capital employed**
9.4 %, up from 7.3 %

**Free cash flow (after dividends)**
$92 million

**Western corridor capacity expansion**
completed on time, safely, within budget

01 Chairman's 2005 Letter to Shareholders
02 CEO's 2005 Letter to Shareholders
04 Business Profile and Strategy
05 Highlights Summary
06 Operating Results
08 Non-GAAP Earnings
11 Lines of Business
17 Performance Indicators
18 Operating Expenses, Before Other Specified Items
21 Other Income Statement Items
23 Fourth-quarter Summary
26 Quarterly Financial Data
26 Changes in Accounting Policy
27 Liquidity and Capital Resources
30 Balance Sheet
31 Financial Instruments
33 Off-balance Sheet Arrangements
34 Contractual Commitments
35 Future Trends, Commitments and Risks
40 Critical Accounting Estimates
43 Systems, Procedures and Controls
44 Forward-looking Information
45 Glossary of Terms
47 Management's Responsibility for Financial Reporting
48 Auditors' Report
49 Consolidated Financial Statements
53 Notes to Consolidated Financial Statements
91 Five-year Summary
92 Shareholder Information

“GLOBAL TRADE IS SHIFTING IN A WAY THAT FAVOURS RAILWAYS. DEMAND FOR RAIL TRANSPORTATION IS EXCEEDING SUPPLY IN MANY AREAS. THE RAIL INDUSTRY IS UNDERGOING SECULAR — NOT CYCLICAL — CHANGE AND THE FUNDAMENTALS APPEAR STRONG TO SUSTAIN OUR POSITIVE BUSINESS CLIMATE.”
FRED GREEN President
DELIVER shareholder value 2005 HIGHLIGHTS In 2005, CPR met and exceeded its commitments to shareholders. Earnings per share Return on Western corridor $3.39, up 30 %capital employed capacity expansion 9.4%, up from 7.3 %completed on time, Revenue safely, within budget $4.392 billion, up 13 %Free cash flow (after dividends) $92 million
01 Chairman’s 2005 Letter to Shareholders 02 CEO’s 2005 Letter to Shareholders 04 Business Profile and Strategy 05 Highlights Summary 06 Operating Results 08 Non-GAAP Earnings 11 Lines of Business 17 Performance Indicators
Operating Expenses, Before Other Specified Items Other Income Statement Items Fourth-quarter Summary Quarterly Financial Data Changes in Accounting Policy Liquidity and Capital Resources Balance Sheet
31 Financial Instruments 45 Glossary of Terms 33Off-balance Sheet 47 Management’s Responsibility Arrangements for Financial Reporting 34 Contractual Commitments 48 Auditors’ Report 35 Future Trends, 49 Consolidated Financial Commitments and Risks Statements 40 Critical Accounting 53 Notes to Consolidated Estimates Financial Statements 43 Systems, Procedures 91 Five-year Summary and Controls 92 Shareholder Information 44 Forward-looking Information

CHAIRMAN’S 2005 LETTER TO SHAREHOLDERS
This has been an exciting year for Canadian Pacific Railway. The shareholder value we have created since CPR’s spin-off from Canadian Pacific Limited in 2001 is substantial. Our company is growing and thriving.
CPR is in better shape financially than it has ever been in its recent history. Our balance sheet is strong and we now have financial flexibility. The railway is generating significantly greater free cash flow. We have retired debt and our debt ratios are now solid. Return on capital employed continues to grow and now covers the cost of capital. We have made impressive progress with our service levels, our operating ratio and our leading safety programs.
Operationally, CPR has made huge strides in building a scheduled railway. CPR’s approach to this has been ground breaking. We have leveraged technology, modernized our locomotive and car fleets, struck new and imaginative marketing and operating partnerships with other participants in the transportation supply chain, and increased capacity. By so doing, we have greatly improved the overall operating fluidity and productivity of the railway.
Early last year, your Board did not hesitate to approve the expenditure of capital to expand our network corridor in western Canada. This investment has strengthened, modernized and more closely aligned our capacity with demand for our services. The rationale was compelling and the benefits are clear.
International trade is the fastest growing part of the world economy and I believe that no railway is better situated than CPR to benefit from this growth. Our railway provides Pacific Rim importers and exporters with highly competitive routes between Vancouver and Chicago and many other points east. CPR’s Montreal-Chicago rail corridor is one of the shortest land routes for European cargo destined for North America’s industrial heartland. Our franchise is well positioned today to benefit from further growth in global trade and world demand for Canadian commodities.
I want to commend CPR’s management and employees for the railway’s outstanding operating performance. The CPR team is strong and we have the right systems and programs in place to continue to recruit and retain the best people. One thing that has always impressed me about CPR is the depth of talent of our team. They are moving more goods more safely than ever in the history of the railway. At every level of the company, we have top-quality, highly capable railroaders who are passionate about CPR and its contribution to the competitiveness and growth of the North American economy.
I also want to thank the members of our Board of Directors for the critical role each is playing in the development of the company and the skill they have demonstrated in representing shareholders’ interests. CPR’s Board is both balanced and effective and has given management excellent guidance. Board members have put in place highly effective governance procedures and solid financial controls that will stand CPR and its shareholders in good stead for many years to come.
I will retire from Canadian Pacific Railway’s Board in May after more than four years as Chairman. It has been both a privilege and honour for me to have had this opportunity to serve as Chairman of one Canada’s greatest enterprises.

J.E. NEWALL Chairman of the Board

2005 Annual Report | 01

CHIEF EXECUTIVE OFFICER’S 2005 LETTER TO SHAREHOLDERS
By every measure, 2005 was the busiest and most successful year in Canadian Pacific Railway’s 125-year history.
We promised our shareholders we would grow our business by double digits. We delivered.
We promised we would generate higher yield. We delivered.
We promised we would recover fuel cost increases. We delivered.
We promised we would grow share earnings. We delivered.
We also said we would expand track capacity and we delivered on that promise, too – completing our largest capacity expansion in Canada in over two decades while at the same time carrying record levels of traffic spurred by a strong North American economy and booming Pacific trade.
As a result, CPR is in excellent shape to take advantage of the many opportunities we see before us. We have the right assets – locomotives, cars and track network – and the right team of people in place.
We completed the expansion of our track corridor in western Canada between the prairies and Vancouver – our busiest stretch of track – safely, on time and within budget. We laid new sections of double track, significantly increased the number of track-to-track crossovers, built and extended sidings and improved signal systems. Every CPR employee involved in this effort can be very proud of this major accomplishment. This expansion has allowed us to improve fluidity and increase rail capacity by 12 % on this strategic corridor.
The decision to invest in the capacity expansion program was made within an environment of general regulatory stability, supported by federal government policy statements and public consultations with a broad range of transportation stakeholders. The decision to expand our network was a timely one, positioning us to handle growing volumes of consumer goods arriving in containers from China and other Asia-Pacific countries, and to supply resources to offshore markets. We continually seek to grow the value and scale of our core business.
Generating quality revenue growth is the guiding principle of our marketing and capacity expansion strategy and our success in 2005 made for a historic year for our railway. Revenue grew robustly in all three of our business lines – bulk, intermodal, and merchandise – increasing 13 % to $4,392 million. This achievement is particularly noteworthy given that a strengthening Canadian dollar trimmed approximately $120 million out of revenue generated in U.S. dollars.
Operating income, before special charges, broke through the billion-dollar mark for the first time, increasing 27 % to $1,001 million, compared to $789 million in 2004. Operating ratio improved 2.6 percentage points to 77.2%.
Net income rose 30 % to $543 million or $3.39 per diluted share in 2005, including foreign exchange gains on long-term debt and other specified items.
The year was not without its significant challenges. In addition to the impact of the strong Canadian dollar on our revenues, fuel price increases, driven largely by record high crude oil prices and increased refining margins, pushed up operating expenses. CPR was able to recover most of the increases through fuel surcharges and hedging.
We expect the robust business environment the railway experienced in 2005 will continue in 2006.
At a macro level, the North American economy appears to be strong and there is continuing strength in the Asia-Pacific trade that has been driving so much of our activity through the Vancouver Gateway.
The fundamentals of CPR’s key business lines are also positive. Resource demand, although tempered from the hyperactivity of the first half of 2005, remains vigorous and Canadian coal, sulphur and potash are very well positioned to serve global demand. Grain volumes should remain strong, although the market for producers is challenging. Our service profile in both intermodal and merchandise is excellent. Intermodal has been a major growth engine for CPR for many years and we see that continuing as dynamic global trading patterns drive the import-export sector. Our merchandise sector
02 | 2005 Annual Report

is positioned to grow as a result of improvements we have made to our service levels and our increasing competitiveness with long-haul trucks.
We see continuing room to increase revenues through targeted volume growth and a yield program that is producing higher freight rates and a stronger customer portfolio. The improvements we are making in service quality are also giving us pricing strength in our markets.
CPR will improve freight volumes and yield and drive down costs through our portfolio of initiatives – continuing to develop strategic marketing and operating partnerships; executing a scheduled railway through our innovative Integrated Operating Plan; and being the most fluid railway in North America. Improved fluidity drives more value from existing assets and resources.
Even with our excellent results in 2005 and the strong prospects we see for 2006, we never lose sight of the fact that there are always risks. We continually monitor our network for any signals that may require adaptation on our part. The cyclicality of commodities markets has always been with us and we know that no economic cycle lasts forever. Throughout its history, CPR has proven time and time again that it can manage through adversity. The work we have been doing to strengthen the franchise is designed to ensure that the company will be successful in any economic environment.
None of our strategies will succeed if we do not have the right people to lead at all levels. Our quality revenue growth and productivity goals are built through their efforts. CPR employees at all levels of the organization demonstrated in 2005 how highly engaged they are in our efforts to build a successful railway. We have a strong and reinvigorated management team in place, proving every day its commitment to safety, service, productivity and growth.
Our commitment to safety never wavers and we demonstrated this again in 2005 – by operating the railway safely during our expansion work; through CPR’s leadership in safe train operations; and by achieving our lowest rate ever for personal injuries. However, the whole CPR team was deeply saddened by the loss of two of our fellow employees – Dennis Sokoliuk and Robert Martin – in work-related incidents. This reminds us that we can never take CPR’s strong safety record for granted and must constantly reinforce our safety culture throughout the organization.
As I have announced my retirement at the close of the Annual General Meeting, this will be my last letter to shareholders. I want to thank you for the opportunity to serve as CPR’s President and CEO since 1995. It was an exciting time to lead this great company and its dedicated and talented employee team. I can think of no better job in the country.
As part of our transition, we made significant changes to our management team at the end of 2005. It is the intention of the Board to appoint Fred Green as President and CEO following the Annual General Meeting. Fred is an excellent leader and I have every confidence that he and the management team will lead this enterprise to great accomplishments.
I also wish to thank our Board of Directors for their support during a historic year for the railway. In particular, I wish to extend a special personal note of thanks and gratitude to Ted Newall, who will be retiring as Chairman this year. Ted has made an invaluable contribution in building CPR into the success story that it is today. Since 2001, when CPR once again became a stand-alone company, shareholders have seen the CPR share price more than double to $48.71 at the end of 2005 from $22.50 on the day we began public trading.
With confidence in the strength of our franchise, a plan for implementing our strategic initiatives, and a continuing robust economic environment, CPR stands ready to take on the challenges and capture the many opportunities that we see ahead in 2006.

2005 Annual Report | 03

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 20, 2006
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2005. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). In this MD&A, “our”, “us”, “we”, “CPR” and “the Company” refer to Canadian Pacific Railway Limited and its subsidiaries. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.
BUSINESS PROFILE AND STRATEGY
Business Profile
Canadian Pacific Railway Limited and its subsidiaries operate a transcontinental railway in Canada and the United States and provide logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 13,600 miles, serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
Strategy
Our objective is to create long-term value for customers, shareholders and employees primarily by profitably growing within the footprint of our core rail franchise. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway (our Integrated Operating Plan), and driving more value from existing assets and resources (improving “fluidity”); and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.
04 | 2005 Annual Report

HIGHLIGHTS SUMMARY
For the year ended December 31 (in millions, except per-share data)

	2005	2004	2003

Revenues	$4,391.6	$3,902.9	$3,660.7
Operating expenses	3,390.2	3,114.4	2,931.1

Operating income, before the following:	1,001.4	788.5	729.6

Special charge for (reduction to) labour restructuring and asset impairment	44.2	(19.0)	215.1
Special charge for (reduction to) environmental remediation	(33.9)	90.9	—
Loss on transfer of assets to outsourcing firm	—	—	28.9

Operating income	991.1	716.6	485.6
Other charges	18.1	36.1	33.5
Foreign exchange gains on long-term debt (“FX on LTD”)	(44.7)	(94.4)	(209.5)
Interest expense	204.2	218.6	218.7
Income tax expense	270.6	143.3	41.6

Net income	$542.9	$413.0	$401.3

Basic earnings per share	$3.43	$2.60	$2.53

Diluted earnings per share	$3.39	$2.60	$2.52

Total assets	$10,891.1	$10,499.8	$9,956.7

Total long-term financial liabilities	$5,388.7	$5,229.2	$5,347.5

Dividends declared (per share)	$0.5825	$0.5200	$0.5100

2005 Annual Report | 05

OPERATING RESULTS
Income
Net income for the year ended December 31, 2005, was $542.9 million, up $129.9 million from 2004. Net income was $413.0 million in 2004, an increase of $11.7 million from $401.3 million in 2003. Operating income in 2005 was $991.1 million, up $274.5 million from 2004. Operating income was $716.6 million in 2004, an increase of $231.0 million from $485.6 million in 2003. The increase in 2005, compared with 2004, was due to:
•	higher revenues resulting from increased freight rates and volumes;

•	a $90.9-million special charge taken in the fourth quarter of 2004 for environmental clean-up costs (discussed further in this MD&A under the sub-heading “Other Specified Items” in the section “Non-GAAP Earnings”), compared with 2005 when there were no such special charges;

•	a reduction of $33.9 million (discussed further in this MD&A under the sub-heading “Other Specified Items”) in the third quarter of 2005 to the special charge for environmental clean-up costs; and

•	revenue of approximately $23 million recorded in the first half of 2005, relating to prior years, as a result of an agreement reached with Elk Valley Coal Partnership (“EVC”) (discussed further in this MD&A under the sub-heading “Coal” in the sub-section “Revenues”).
The increase in 2005 was partially offset by:
•	higher costs for compensation and benefits, and depreciation and amortization (discussed further in this MD&A under the heading “Operating Expenses, Before Other Specified Items”);

•	a special charge of $44.2 million taken in the fourth quarter of 2005 for a new restructuring initiative to reduce administrative costs (discussed further in this MD&A under the sub-heading “Other Specified Items”);

•	a reduction of $19.0 million taken in 2004 related to the restructuring portion of a special charge taken in 2003 for restructuring and asset impairment (the reduction and special charge are discussed further in this MD&A under the sub-heading “Other Specified Items”), compared with 2005 when no such reductions occurred;

•	the net effect of Foreign Exchange on U.S. dollar-denominated revenues and expenses; and

•	the impact of inflation on expenses.
Fuel prices were significantly higher in 2005 than in 2004. We responded by expanding the percentage of our business covered by fuel surcharges and by continuing our hedge program. These initiatives enabled CPR to recover almost all of the fuel price increase in 2005.
Increased income tax expenses (discussed further in this MD&A in the section “Other Income Statement Items”) and a decrease of $49.7 million in before-tax ($72.1 million after tax) foreign exchange gains on long-term debt (“FX on LTD”) also had a negative impact on net income in 2005.
Net and operating income in 2004 increased from 2003 mainly due to:
•	higher revenues resulting from increased freight volumes and rates;

•	a special charge of $215.1 million for restructuring and asset impairment taken in the second quarter of 2003, compared with 2004 when there were no such charges;

•	a loss of $28.9 million on the transfer of assets to IBM Canada Ltd. (“IBM”) taken in the fourth quarter of 2003 (discussed further in this MD&A under the sub-heading “Other Specified Items”), compared with 2004 when there were no such losses; and

•	the $19.0-million reduction taken in 2004 related to the special charge taken in the second quarter of 2003 for restructuring and asset impairment.
The increase in 2004 was partially offset by:
•	higher costs in 2004 for compensation and benefits, fuel, depreciation and amortization, and purchased services and other expenses (discussed further in this MD&A in the section “Operating Expenses, Before Other Specified Items”);

•	the reduction to 2004 earnings resulting from the special charge for environmental clean-up costs; and

•	the net effect of the change in Foreign Exchange on U.S. dollar-denominated revenues and expenses.
The special charges taken in 2004 and 2003 are discussed further in this MD&A under the sub-heading “Other Specified Items”.
Net income was also negatively affected in 2004 by a decrease of $115.1 million in before-tax ($130 million after tax) FX on LTD gains.
06 | 2005 Annual Report

Diluted Earnings per Share
Diluted earnings per share (“EPS”) in 2005 was $3.39, an increase of $0.79 from 2004. Diluted EPS of $2.60 in 2004 was an increase of $0.08 from $2.52 in 2003. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. There was a positive impact on diluted EPS in 2005 resulting from a reduction in the number of shares outstanding as shares were cancelled through our share repurchase plan (discussed further in this MD&A under the sub-heading “Share Capital”, in the section “Balance Sheet”).
Operating Ratio
Our operating ratio improved to 77.2 % in 2005, compared with 79.8 % in 2004 and 80.1 % in 2003. The operating ratio, which excludes other specified items (discussed further in this MD&A under the sub-heading “Other Specified Items”), provides the percentage of revenues used to operate the railway. A lower percentage indicates higher efficiency.
Effect of Foreign
Exchange on Earnings
Fluctuations in Foreign Exchange affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the U.S. dollar. Operating income is also reduced because more revenues than expenses are generated in U.S. dollars. Fluctuations were significant year over year, as the Canadian dollar strengthened against the U.S. dollar by approximately 7 % in 2005, compared with 2004, and by approximately 8 % in 2004, compared with 2003. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.21 in 2005 from $1.30 in 2004 and $1.41 in 2003. The table on page 8 shows the approximate effect of the change in Foreign Exchange on our revenues and expenses in 2005 and 2004. This analysis does not include the effects of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.
On average, a $0.01 increase in the Canadian dollar reduces annual operating income by approximately $3 million. As a result, Foreign Exchange fluctuations had a substantial impact on our operating income in 2005 and 2004, as illustrated in the table on page 8. From time to time, we use foreign exchange forward contracts to partially hedge the effects of Foreign Exchange transaction gains and losses and other economic effects on our business. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in this MD&A in the section “Financial Instruments”.
2005 Annual Report | 07

Favourable (Unfavourable) Effect on Earnings Due to the Change in Foreign Exchange

For the year ended December 31 (in millions, except foreign exchange rate) (unaudited)	2005	2004 (1)

Average annual foreign exchange rate	$1.21	$1.30

Freight revenues
Grain	$(23)	$(25)
Coal	(8)	(8)
Sulphur and fertilizers	(11)	(14)
Forest products	(16)	(17)
Industrial and consumer products	(25)	(25)
Automotive	(14)	(16)
Intermodal	(21)	(22)
Other revenues	(2)	(3)

Total revenues	(120)	(130)

Operating expenses, before other specified items (2)
Compensation and benefits	23	28
Fuel	23	24
Materials	3	3
Equipment rents	13	16
Depreciation and amortization	5	5
Purchased services and other	18	23

Total operating expenses, before other specified items (2)	85	99

Operating income, before other specified items (2)	(35)	(31)

Other expenses
Other charges	1	3
Interest expense	12	13
Income tax expense, before FX on LTD and other specified items (2)	6	3

Income, before FX on LTD and other specified items (2)	$(16)	$(12)

(1)	Certain prior period figures have been reclassified to conform with presentation adopted in 2005.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A.
NON-GAAP EARNINGS
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The table on page 9 details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash excludes cash provided by (used in) financing activities but is after payment of dividends. Free cash is discussed further and reconciled to the increase in cash as presented in the financial statements in the “Liquidity and Capital Resources” section of this MD&A.
Earnings that exclude FX on LTD and other specified items, and free cash as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.
08 | 2005 Annual Report

Summarized Statement of Consolidated Income
(reconciliation of non-GAAP earnings to GAAP earnings)

	For the year ended			For the three months ended
	December 31			December 31
(in millions) (unaudited)	2005	2004	2003	2005	2004

Revenues	$4,391.6	$3,902.9	$3,660.7	$1,166.9	$1,021.9
Operating expenses, before other specified items(1)	3,390.2	3,114.4	2,931.1	864.7	788.9

Operating income, before other specified items(1)	1,001.4	788.5	729.6	302.2	233.0

Other charges	18.1	36.1	33.5	6.8	12.9
Interest expense	204.2	218.6	218.7	49.1	52.6
Income tax expense, before income tax on FX on LTD and other specified items (1)	250.8	172.4	147.3	77.5	51.2

Income, before FX on LTD and other specified items(1)	528.3	361.4	330.1	168.8	116.3

Foreign exchange (gains) losses on long-term debt
FX on LTD – (gains) losses	(44.7)	(94.4)	(209.5)	0.6	(57.2)
Income tax on FX on LTD	22.4	—	(14.9)	4.5	1.4

FX on LTD (net of tax)	(22.3)	(94.4)	(224.4)	5.1	(55.8)
Other specified items (1)
Special charge for (reduction to) labour restructuring and asset impairment	44.2	(19.0)	215.1	44.2	(19.0)
Special charge for (reduction to) environmental remediation	(33.9)	90.9	—	—	90.9
Loss on transfer of assets to outsourcing firm	—	—	28.9	—	—
Income tax on other specified items	(2.6)	(29.1)	(84.2)	(15.9)	(29.1)

Special charges and loss on transfer of assets (net of tax)	7.7	42.8	159.8	28.3	42.8
Revaluation of future income taxes	—	—	(59.3)	—	—
Effect of increase in tax rates	—	—	52.7	—	—

Net income	$542.9	$413.0	$401.3	$135.4	$129.3

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are discussed further in this MD&A in this section under the sub-heading “Other Specified Items”.
2005 Annual Report | 09

Non-GAAP Performance Indicators
(reconciliation of non-GAAP EPS to GAAP EPS)

	For the year ended			For the three months ended
	December 31			December 31
(unaudited)	2005	2004	2003	2005	2004

Diluted EPS, before FX on LTD and other specified items (1)	$3.30	$2.27	$2.07	$1.06	$0.73
Diluted EPS, related to FX on LTD — net of tax	0.14	0.59	1.41	(0.03)	0.35
Diluted EPS, related to other specified items – net of tax	(0.05)	(0.26)	(0.96)	(0.18)	(0.27)

Diluted EPS, as determined by GAAP	$3.39	$2.60	$2.52	$0.85	$0.81

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. Other specified items are discussed further in this MD&A in this section under the sub-heading “Other Specified Items”.
Foreign Exchange Gains (Losses)
on Long-term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. These gains and losses are calculated using the difference in foreign exchange rates at the beginning and end of each period. They are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, disclosed above, excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations.
Foreign exchange gains on long-term debt were realized in 2005 as the Canadian dollar exchange rate on December 31, 2005, strengthened relative to the U.S. dollar, compared with the rate on December 31, 2004. There were also foreign exchange gains on long-term debt in 2004 and 2003 as the exchange rate of the Canadian dollar relative to the U.S. dollar strengthened on December 31, 2004 and 2003, respectively, compared with the rate on December 31 of the prior years.
Foreign exchange gains on long-term debt were $44.7 million before tax in 2005, $94.4 million before tax in 2004, and $209.5 million before tax in 2003. The changes were due to the effect of the change in Foreign Exchange, net of hedging, on U.S. dollar-denominated long-term debt. For every $0.01 the Canadian dollar strengthens relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain of approximately $10 million.
In 2005, income tax expense related to FX on LTD capital gains increased because certain capital losses were no longer available to offset capital gains arising from FX on LTD (discussed further in this MD&A under the subheading “Income Taxes”, in the section “Other Income Statement Items”).
Other Specified Items
Other specified items may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In 2005, other specified items included the following:
•	A new restructuring initiative to reduce management and administrative costs, which resulted in a special charge of $28.3 million after tax ($44.2 million before tax) in the fourth quarter of 2005. The restructuring is intended to eliminate more than 400 positions (discussed further in this MD&A under the subheading “Restructuring” in the section “Future Trends, Commitments and Risks”).
•	As a result of a binding settlement reached in the third quarter of 2005, we recognized a reduction of $20.6 million after tax ($33.9 million before tax) (discussed further in this MD&A under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”) to a special charge taken in the fourth quarter of 2004. As part of the settlement, we received $3.6 million in cash and were able to reduce by $30.3 million an environmental remediation liability related to one of our properties.
10 | 2005 Annual Report

In 2004, other specified items included the following:
•	A special charge of $55.2 million after tax ($90.9 million before tax) taken in the fourth quarter of 2004 to reflect the estimated costs required to clean up environmental contamination at a property in the U.S. (discussed further in this MD&A under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”).

•	A favourable adjustment of $12.4 million after tax ($19.0 million before tax) in the fourth quarter of 2004, reflecting a reduction of a portion of the labour liability included in the special charge we took in the second quarter of 2003 (discussed below). The labour liability included in the special charge in 2003 was for original estimates of labour liabilities to be incurred to restructure our northeastern U.S. operations. In 2004, we achieved a successful new arrangement with Norfolk Southern Railway that is generating efficiency improvements to operations in the region. As a result, we did not incur the expected labour restructuring costs and the liability associated with restructuring our northeastern U.S. operations was reversed.
In 2003, other specified items included the following:
•	In the second quarter of 2003, we took a special charge of $141.4 million after tax ($215.1 million before tax) to reflect the costs associated with a restructuring initiative that was expected to eliminate 820 jobs by the end of 2005 (discussed further in this MD&A under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”) and to adjust the value of certain under-performing assets to fair value.
•	In the fourth quarter of 2003, we transferred assets to IBM under a seven-year, $200-million agreement for IBM to operate and enhance our computing infrastructure. The arrangement will reduce our costs over time and allow remaining information technology staff to focus on applications that improve efficiency and service. We recognized a loss of $18.4 million after tax ($28.9 million before tax) on the transfer of these assets.
•	In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. We have adjusted our future income taxes, which were previously based on these reduced rates, upwards by $52.7 million to reflect the change.
•	Following a revaluation in 2003 of various other components that determine our future income tax liability, we reduced the estimate of our future income tax liability by $59.3 million.
LINES OF BUSINESS
Volumes
Higher freight volumes generally contribute to increased revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
In 2005, total revenue ton-miles (“RTM”) increased 1,676 million, or 1%, from 2004. In 2004, RTMs increased 9,028 million, or 8%, from 2003. In 2005, total carloads decreased 22.6 thousand, or 1%, from 2004. In 2004, carloads increased 159.6 thousand, or 6%, from 2003.
In 2005, volumes increased in the grain and industrial and consumer products lines of business, compared with 2004 and 2003. Grain volumes were up due to increased crop size and strong export demand. Volumes of industrial and consumer products increased due to strong demand for steel, chemical and energy products, and aggregates. We also obtained more longer-haul business, which resulted in an increase in RTMs. Overall, carloads were reduced as a result of initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic. The introduction in 2005 of additional high-capacity freight cars also resulted in fewer carloads being required to move an equal amount of freight tonnage.
2005 Annual Report | 11

Volumes

For the year ended December 31	2005	2004	(1)	2003	(1)

Carloads (in thousands)
Grain	338.7	321.2		308.7
Coal	352.3	395.2		359.6
Sulphur and fertilizers	201.8	211.8		189.0
Forest products	153.7	160.3		164.2
Industrial and consumer products	322.2	319.0		298.6
Automotive	168.1	171.7		177.2
Intermodal	1,139.4	1,119.6		1,041.9

Total carloads	2,676.2	2,698.8		2,539.2

Revenue ton-miles (in millions)
Grain	26,081	23,805		23,040
Coal	23,833	25,241		22,155
Sulphur and fertilizers	20,080	20,418		18,186
Forest products	9,953	10,557		10,789
Industrial and consumer products	15,936	15,566		14,733
Automotive	2,361	2,291		2,564
Intermodal	27,059	25,749		23,132

Total revenue ton-miles	125,303	123,627		114,599

(1)	Certain prior period figures have been reclassified to conform with presentation adopted in 2005.
Revenues
Our revenues are derived primarily from the transportation of freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
Freight volume growth in certain lines of business was partly responsible for an increase in freight revenues of 13 % in 2005, compared with 2004, and a 7 % increase in 2004, compared with 2003.

For the year ended December 31 (in millions)	2005	2004	(1)	2003	(1)

Grain	$754.5	$668.2		$644.4
Coal	728.8	530.3		444.0
Sulphur and fertilizers	447.1	460.0		417.4
Forest products	333.9	322.0		328.8
Industrial and consumer products	542.9	481.4		459.9
Automotive	298.0	288.5		304.2
Intermodal	1,161.1	1,034.7		926.4

Total freight revenues	$4,266.3	$3,785.1		$3,525.1

Other revenues	125.3	117.8		135.6

Total revenues	$4,391.6	$3,902.9		$3,660.7

(1)	Certain prior period figures have been reclassified to conform with presentation adopted in 2005.
12 | 2005 Annual Report

Freight Revenues
Freight revenues are earned from transportation of bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues were $4,266.3 million in 2005, an increase of $481.2 million, or 13%, from 2004. Freight revenues were $3,785.1 million in 2004, an increase of $260.0 million, or 7%, from $3,525.1 million in 2003.
Freight revenues increased mainly as a result of:
•	improved freight rates, including fuel surcharges;

•	our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic; and

•	revenue recorded as a result of an agreement reached with EVC, which related to prior periods (discussed further in this section under the sub-heading “Coal”).
These increases were partially offset by the negative effect on freight revenues of approximately $118 million due to the change in Foreign Exchange.
Freight revenues increased in 2004, compared with 2003, mainly as a result of volume growth, partially offset by the approximately $127-million negative effect of the change in Foreign Exchange and the effect on volumes and revenues resulting from an avalanche that caused a disruption on the busiest portion of our mainline in the first quarter of 2004.
We apply a fuel surcharge to freight rates to mitigate the impact of fuel price increases. Our fuel surcharge is adjusted to respond to fluctuations in fuel prices. In 2005, we recovered almost all of our fuel price increase through surcharge revenues (which are included in freight revenues) and the benefits of hedging. In 2004, we recovered approximately two-thirds of our fuel price increase through surcharge revenues and the benefits of hedging.
At December 31, 2005, one customer comprised 14.5 % of total revenues and 8.0 % of our total accounts receivable. At December 31, 2004, one customer comprised 11.7 % of total revenues and 12.4 % of our total accounts receivable. In 2003, we did not generate more than 10 % of our total revenues from any single customer.
Grain
Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to Canadian ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in 2005 were $754.5 million, an increase of $86.3 million from 2004. Grain revenues of $668.2 million in 2004 were up $23.8 million from $644.4 million in 2003.
Grain revenues increased in 2005, compared with 2004, due to:
•	increased freight rates, including fuel surcharges;

•	higher volumes as a result of a larger harvest in 2005 than in 2004; and

•	increased export volumes in both the Canadian and U.S. markets due to strong worldwide demand for grain and operational improvements that have increased car availability on trains to the U.S. Pacific Northwest.
Increases in grain revenues were partially offset by the effect of the change in Foreign Exchange.
Canadian grain volumes and revenues increased in 2004, compared with 2003, as a result of strong world demand and a larger crop following a drought-induced decline experienced throughout 2002 and in the first half of 2003.
U.S. grain volumes increased in 2004. However, the associated revenue increase was partially offset by the effect of the change in Foreign Exchange.
Coal
Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia to the ports of Vancouver and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. In 2005, coal revenues were $728.8 million, an increase of $198.5 million from 2004. Coal revenues were $530.3 million in 2004, up $86.3 million from $444.0 million in 2003.
2005 Annual Report | 13

In 2005, compared with 2004, coal revenues increased due to:
•	higher freight rates;

•	revenues recorded as a result of the agreement reached with EVC, which related to prior periods (discussed below); and

•	business from new U.S. customers, which replaced certain low-margin, short-haul traffic.
These increases were partially offset by:
•	initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic, which resulted in lower U.S. volumes and a minor decrease in U.S. revenues;

•	a decrease in coal transported to the Port of Vancouver as a result of a customer’s decline in production; and

•	a decrease in Canadian coal transported to the U.S. Midwest due to a steel mill shutdown.
Revenues increased in 2004, compared with 2003, largely due to:
•	a strong steel market, which created higher world demand for metallurgical coal;

•	increased freight rates;

•	operational improvements that allowed us to transport more coal; and

•	a positive freight rate adjustment made in the fourth quarter of 2004 for eastbound coal shipments.
In the first quarter of 2005, we reached a new agreement with our main coal customer, EVC. Coal revenues reported in this MD&A for 2005 include retroactive amounts owed to us under the agreement, which included increased rates and minimum volumes to be transported. Revenues of approximately $23 million in 2005 are attributable to services provided to EVC in 2004, primarily as a result of the agreement.
Sulphur and Fertilizers
Sulphur and fertilizers include chemical fertilizers, potash and sulphur shipped mainly from western Canada to the ports of Vancouver and Portland, Oregon, and to other Canadian and U.S. destinations. Revenues were $447.1 million in 2005, a decrease of $12.9 million from 2004. Revenues were $460.0 million in 2004, up $42.6 million from $417.4 million in 2003.
Revenues decreased in 2005, compared with 2004, due to:
•	the effect of the change in Foreign Exchange;

•	reduced domestic shipments of potash as a result of lower producer inventories in the first half of 2005; and

•	lower domestic shipments of potash in the fourth quarter of 2005 as a result of high potash prices and reduced farm demand for fertilizers.
These decreases were partially offset by higher freight rates and increased export potash shipments, driven by greater demand in China and other Asian markets in the first half of 2005.
Revenues were higher in 2004, compared with 2003, mainly due to increased export potash shipments driven by greater demand in Brazil and certain Asian markets. The increase was partially offset by the effect of the change in Foreign Exchange.
Forest Products
Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $333.9 million in 2005, an increase of $11.9 million from 2004. Revenues were $322.0 million in 2004, down $6.8 million from $328.8 million in 2003.
Revenues increased in 2005, compared with 2004, as higher freight rates, including fuel surcharges, more than offset the effect of the change in Foreign Exchange and lower volumes resulting from initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.
Lower revenues in 2004, compared with 2003, were attributable to:
•	the effect of the change in Foreign Exchange; and

•	severe winter weather conditions that reduced car availability and customer car loading capacity in the first half of 2004.
These factors were partially offset by increased freight rates and a shift to rail transportation from truck in the newsprint market in the second half of 2004.
Industrial and Consumer Products
Industrial and consumer products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. In 2005, industrial and consumer products revenues were $542.9 million, an increase of $61.5 million from 2004. Revenues
14 | 2005 Annual Report

were $481.4 million in 2004, up $21.5 million from $459.9 million in 2003.
Industrial and consumer products revenues increased in 2005, compared with 2004, as a result of:
•	higher freight rates, including fuel surcharges; and

•	greater demand for steel, chemicals and energy and construction products, driven by economic expansion.
The higher revenues were partially offset by the effect of the change in Foreign Exchange and lower volumes resulting from reduced demand for plastics in the first half of 2005.
Revenues increased in 2004, compared with 2003, as a result of:
•	higher freight rates;

•	greater steel demand driven by economic expansion and pipeline projects;

•	a strong demand for aggregates in the construction and manufacturing sectors; and

•	increased market share for plastics.
These increases in revenues were partially offset by the effect of the change in Foreign Exchange.
In the fourth quarter of 2005, revenues for food and consumer products were reclassified to industrial and consumer products from intermodal (discussed further in this section under the subheading “Intermodal”).
Automotive
Automotive consists primarily of the transportation of domestic and import vehicles, and automotive parts from North American assembly plants and the Port of Vancouver to destinations in the Canadian and U.S. marketplaces. In 2005, automotive revenues were $298.0 million, an increase of $9.5 million from 2004. Automotive revenues were $288.5 million in 2004, down $15.7 million from $304.2 million in 2003.
The increase in automotive revenues in 2005, compared with 2004, was primarily due to:
•	higher freight rates, including fuel surcharges; and

•	increased RTMs as a result of strong markets for import vehicles.
These increases were partially offset by the effect of the change in Foreign Exchange.
Automotive revenues were lower in 2004, compared with 2003, as a result of:
•	the effect of the change in Foreign Exchange;

•	a decline in consumer demand for certain vehicle models in 2004; and

•	the loss of certain business to a competing railway.
This decrease was partially offset by a power outage in 2003 that affected our customers in eastern Canada and the northeastern U.S., resulting in reduced automotive shipments and revenues.
Intermodal
Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada, and to and from the U.S. The international segment handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $1,161.1 million in 2005, an increase of $126.4 million from 2004. Intermodal revenues were $1,034.7 million in 2004, up $108.3 million from $926.4 million in 2003.
Growth in our international intermodal revenues in 2005, compared with 2004, resulted from:
•	increased freight rates, including fuel surcharges;

•	higher volumes at the Port of Vancouver driven by strong global trade; and

•	an increase in rates charged for the return of empty containers to port.
In domestic intermodal, revenue growth in 2005 was due to increased freight rates, including fuel surcharges, partially offset by:
•	lower volumes compared to 2004 when a strike at a competing railway caused an increase in volumes for CPR; and

•	reduced volumes and revenues due to the elimination of our Expressway trailer-on-flatcar service between Toronto and Detroit.
2005 Annual Report | 15

All increases in intermodal revenues were partially offset by the effect of the change in Foreign Exchange.
The growth in our international business in 2004, compared with 2003, was due mainly to increased volumes as a result of improved world economic conditions and a general trend toward containerized traffic. Domestic intermodal revenue growth in 2004, compared with 2003, was due to higher demand in the retail market and rate increases. Increases in all intermodal revenues in 2004 were partially offset by the effect of the change in Foreign Exchange.
The food and consumer portfolio consists of miscellaneous products, including sugar, meat by-products, railway equipment and building materials moving primarily from western Canada to various destinations in the U.S. Our food and consumer group historically has been reported as part of the intermodal business line. However, changes in our market have made it more appropriate to include this group with our industrial and consumer products business line. The change occurred in the fourth quarter of 2005. In 2005, $52.4 million in revenues were reclassified from intermodal revenues to the industrial and consumer products business line. Similarly, we reclassified revenues of $51.2 million in 2004 and $59.5 million in 2003.
In the fourth quarter of 2005, revenues from other intermodal fees and services were reclassified to intermodal from other revenues (discussed further in this section under the sub-heading “Other Revenues”).
Other Revenues
Other revenues are generated from leasing certain assets, switching fees, land sales and business partnerships. Other revenues in 2005 were $125.3 million, an increase of $7.5 million from 2004. Other revenues of $117.8 million in 2004 were down $17.8 million from $135.6 million in 2003.
In 2005, compared with 2004, other revenues increased due to:
•	the reclassification in 2005 of certain proceeds from passenger transportation to “Other Revenues” from “Operating Expenses, Before Other Specified Items” (effective the first quarter of 2005); and

•	increased land sale revenues.
The increase was partially offset by:
•	a portion of “Other Revenues” reclassified to “Freight Revenues” as a result of the proportionate consolidation of a business partnership; and

•	an accrual adjustment to leasing revenues.
Other revenues were lower in 2004, compared with 2003, mainly due to:
•	lower land and leasing revenues; and

•	lower equity income from business partnerships.
Other revenues have historically included other intermodal revenues, which are derived mainly from container storage and terminal service fees. However, it is more appropriate to include these revenues with the intermodal business line since they are earned through intermodal activity.
Beginning in the fourth quarter of 2005, other intermodal revenues were reclassified to intermodal revenues. In 2005, $62.0 million was reclassified to intermodal revenue from “Other Revenues”. Similarly, we reclassified revenues of $56.3 million in 2004 and $45.8 million in 2003.
Freight Revenue per Carload
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. In 2005, total freight revenue per carload increased $191, or 14%, from 2004. Total freight revenue per carload in 2004 increased $15, or 1%, from 2003.
The increase in 2005, compared with 2004, was due to:
•	higher freight rates, including fuel surcharges;

•	the adjustment for the EVC agreement; and

•	a longer average distance of haul.
These increases more than offset the effect of the change in Foreign Exchange, as well as the reduced carloads and revenues associated with our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.
The increase in 2004, compared with 2003, was due to higher freight rates, which more than offset the effect of the change in Foreign Exchange.
16 | 2005 Annual Report

Freight Revenue per Carload

For the year ended December 31 ($) (unaudited)	2005	2004	(1)	2003	(1)

Total freight revenue per carload	1,594	1,403		1,388

Grain	2,228	2,080		2,087
Coal	2,069	1,342		1,235
Sulphur and fertilizers	2,216	2,172		2,208
Forest products	2,172	2,009		2,002
Industrial and consumer products	1,685	1,509		1,540
Automotive	1,773	1,680		1,717
Intermodal	1,019	924		889

(1)	Certain prior period figures have been reclassified to conform with presentation adopted in 2005.
PERFORMANCE INDICATORS
We believe that the indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms.

For the year ended December 31 (unaudited)	2005	2004	(1)	2003	(1)

Safety indicators
FRA personal injuries per 200,000 employee-hours	2.3	2.7		3.1
FRA train accidents per million train-miles	2.1	2.1		1.8
Volume and productivity indicators
Gross ton-miles (“GTM”) of freight (millions)	242,100	236,451		221,884
Train-miles (thousands)	43,054	41,344		40,470
Average train weights (tons)	5,623	5,719		5,483
Efficiency and other indicators
U.S. gallons of fuel per 1,000 GTMs	1.18	1.20		1.24
Average number of active employees	16,448	16,056		16,126
Miles of road operated at end of period	13,626	13,817		13,848
Freight revenue per RTM (cents)	3.40	3.06		3.08

(1)	Certain prior period figures have been reclassified to conform with presentation adopted in 2005.
2005 Annual Report | 17

Safety Indicators
Safety is a key priority for our management and Board of Directors. We use two key safety indicators, each of which follows strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines:
•	FRA personal injuries per 200,000 employee-hours; and
•	FRA train accidents per million train-miles.
The personal injury rate in 2005 was 2.3, a 15 % improvement compared with 2004 and a 26 % improvement compared with 2003. Our safety management processes ensure a continuous and consistent focus on improving safety. In 2005, new safety rules were introduced, including changes in procedures used by train crew personnel to get on and off trains, which contributed to the improved safety result.
The train accident rate in both 2005 and 2004 was 2.1, up 17 % from 1.8 in 2003. In 2005, improvements in train safety on CPR’s track were offset by an increase in train accidents involving CPR trains while on track owned by other railways. The increase in 2004, compared with 2003, occurred mainly during the first two quarters of 2004, and in particular, during unusually cold weather early in the year.
Productivity Indicators
An increase in these measures indicates additional productivity during the period. Fluctuations in these indicators normally drive corresponding fluctuations in certain variable costs, such as fuel and crew costs.
Efficiency and Other Indicators
•	U.S. gallons of fuel per 1,000 GTMs improved 2 % in 2005, compared with 2004, as a result of utilizing additional fuel-efficient locomotives; improved Integrated Operating Plan (“IOP”) design and execution; and fuel conservation efforts (discussed under the sub-headings “General Risks” and “Crude Oil Prices” in the section “Future Trends, Commitments and Risks”). A 3 % improvement in 2004, compared with 2003, was the result of productivity initiatives and improved operating conditions.

•	Our average number of active employees increased 2 % in 2005, compared with 2004. Train crews were hired to handle business growth, and additional workers were needed for increased capital program work in 2005, including a major track expansion of our western corridor. This hiring more than offset job reductions under restructuring initiatives. Our average number of active employees decreased slightly in 2004, compared with 2003, due to reductions made under restructuring initiatives, partially offset by hiring to handle business growth.
Freight revenue per RTM increased in 2005, compared with 2004, primarily due to increases in freight rates and fuel surcharge revenues. These increases were partially offset by the effect of the change in Foreign Exchange. Freight revenue per RTM decreased slightly in 2004, compared with 2003, mainly due to the effect of the change in Foreign Exchange, partially offset by rate increases.
OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS (1)

For the year ended December 31	2005		2004		2003 (2)
(in millions)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$1,322.2	30.1	$1,259.6	32.3	$1,163.9	31.8
Fuel	588.0	13.4	440.0	11.3	393.6	10.8
Materials	203.3	4.6	178.5	4.6	179.2	4.9
Equipment rents	210.0	4.8	218.5	5.6	238.5	6.5
Depreciation and amortization	445.1	10.1	407.1	10.4	372.3	10.2
Purchased services and other	621.6	14.2	610.7	15.6	583.6	15.9

Total	$3,390.2	77.2	$3,114.4	79.8	$2,931.1	80.1

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A.

(2)	Certain prior period figures have been reclassified to conform with presentation adopted in 2005 and 2004.
18 | 2005 Annual Report

Operating expenses, before other specified items, increased by $275.8 million, or 9%, from 2004. These expenses increased in 2004 by $183.3 million, or 6%, from 2003.
Operating expenses in 2005, compared with 2004, were higher due largely to:
•	higher fuel, depreciation and amortization, and compensation and benefits costs;

•	increased GTMs; and

•	the effect of inflation.
These factors were partially offset by a favourable Foreign Exchange impact of approximately $85 million in 2005.
In 2004, compared with 2003, operating expenses increased due largely to:
•	the impact of inflation;

•	higher fuel, depreciation, and compensation and benefits costs; and

•	higher costs associated with business growth.
These increases were partially offset by a favourable Foreign Exchange impact of approximately $99 million in 2004.
Compensation and Benefits
Compensation and benefits expense includes employee wages, salaries and fringe benefits. In 2005, compensation and benefits expense was $1,322.2 million, an increase of $62.6 million from 2004.
Compensation and benefits expense was $1,259.6 million in 2004, an increase of $95.7 million from $1,163.9 million in 2003.
In 2005, compared with 2004, compensation and benefits expense increased as a result of:
•	higher costs associated with employee incentive compensation (due largely to increased share prices affecting stock-based compensation);

•	the impact of inflation;

•	selective hiring to handle increased freight volumes; and

•	increased pension costs.
The increase in compensation and benefits expense was partially offset by lower expenses resulting from restructuring initiatives and the positive impact of the change in Foreign Exchange.
Expenses increased in 2004, compared with 2003, due to:
•	higher performance-based incentive compensation in 2004, compared with 2003 when these expenses were below normal levels;

•	the impact of inflation;

•	increased pension costs;

•	selective hiring to handle increased freight volumes and the associated training costs; and

•	favourable expense adjustments during the first quarter of 2003.
These increases were partially offset by lower expenses resulting from restructuring initiatives.
Fuel
Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. In 2005, fuel expense was $588.0 million, an increase of $148.0 million from 2004. Fuel expense was $440.0 million in 2004, up $46.4 million from $393.6 million in 2003.
In 2005, fuel expense increased due to:
•	higher crude oil prices and refining charges;

•	business growth; and

•	fuel tax refunds received in 2004.
Increases in fuel expense were partially offset by:
• the change in Foreign Exchange;
• our fuel hedging program; and
• fuel conservation measures.
Fuel expense increased in 2004, compared with 2003, as a result of higher crude oil prices and business growth. These increases were partially offset by:
•	the change in Foreign Exchange;

•	our fuel hedging program;

•	fuel efficiency measures;

•	favourable refining charges;

•	fuel tax refunds in 2004; and

•	positive inventory adjustments.
We also have a revenue fuel surcharge program (as discussed in this MD&A in the section “Lines of Business” under the sub-heading “Freight Revenues”) to mitigate the impact of fuel price increases.

2005 Annual Report | 19

Materials
Materials expense includes the cost of materials used for track, locomotive, freight car and building maintenance. This expense was $203.3 million in 2005, an increase of $24.8 million from 2004. Materials expense was $178.5 million in 2004, down slightly from $179.2 million in 2003.
Materials expense increased in 2005, compared with 2004, due to:
•	increased wheel replacements on freight cars, as well as higher consumption of other materials used to repair and service freight cars;

•	higher gasoline and heating costs; and

•	recoveries received from a supplier in 2004.
These increases were partially offset by the effect of the change in Foreign Exchange.
The decline in 2004, compared with 2003, was due to:
•	lower consumption of materials used for track maintenance;

•	reduced computer hardware and software expenses, beginning in January 2004, as a result of a new outsourcing agreement with IBM; and

•	the effect of the change in Foreign Exchange.
These decreases were offset by higher fuel costs for vehicles and increased consumption of locomotive repair and servicing materials.
Equipment Rents
Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other railways and companies. In 2005, equipment rents expense was $210.0 million, a decrease of $8.5 million from 2004. Equipment rents expense was $218.5 million in 2004, down $20.0 million from $238.5 million in 2003.
Equipment rents expense decreased in 2005, compared with 2004, due mainly to:
•	the effect of the change in Foreign Exchange;

•	increased charges to customers for loading and unloading delays;

•	lower payments to other railways for the use of their freight cars and locomotives, due to more efficient movement of traffic on our network; and

•	favourable adjustments in the first half of 2005 for freight car rentals pertaining to prior periods.
These decreases were partially offset by increased lease costs as a result of higher lease rates and our need for additional locomotives and freight cars to handle business growth.
The decrease in 2004, compared with 2003, was due to:
•	the effect of the change in Foreign Exchange;

•	higher earnings from customers and railways for the use of our cars; and

•	an overall reduction in freight car rental rates.
These decreases were partially offset by additional leases acquired for locomotives and freight cars to handle growing freight volumes.
Depreciation and Amortization
Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $445.1 million in 2005, an increase of $38.0 million from 2004. Depreciation and amortization expense of $407.1 million in 2004 was up $34.8 million from $372.3 million in 2003.
The increase in 2005 was due largely to additions to our capital assets and higher depreciation rates on certain maintenance equipment.
These increases were partially mitigated by the effect of the change in Foreign Exchange and the retirement of assets.
The increase in 2004, compared with 2003, was due largely to additions to our capital assets and higher depreciation rates on certain track assets, particularly rail. This increase was partially mitigated by:
•	the effect of the change in Foreign Exchange; and

•	depreciation of assets transferred in the fourth quarter of 2003 to IBM under an outsourcing agreement.
Purchased Services and Other
Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental needs, property and other taxes, contractor and consulting fees, and insurance. This expense was $621.6 million in 2005, an increase of $10.9 million from 2004. Purchased services and other expense was $610.7 million in 2004, up $27.1 million from $583.6 million in 2003.

20 | 2005 Annual Report

Purchased services and other expense increased in 2005, compared with 2004, due to:
•	higher outsourced maintenance costs as a result of an increase in the volume of work;

•	higher contractor and consulting fees, mainly for strategic and regulatory initiatives;

•	certain proceeds from passenger train operators, which are now reflected in “Other Revenues”; and

•	reduced overhead costs allocated to capital projects.
These increases in purchased services and other expense were partially offset by:
•	the effect of the change in Foreign Exchange;

•	lower costs associated with derailments, mishaps and personal injuries; and

•	lower joint-facility inter-railway expenditures.
In 2004, compared with 2003, expenses increased mainly due to:
•	payments to IBM under an outsourcing agreement commencing in January 2004; and

•	higher property and other taxes, joint-facility inter-railway costs, and intermodal equipment repairs.
These increases were partially offset by the effect of the change in Foreign Exchange and lower costs associated with derailments, mishaps and personal injuries.
OTHER INCOME STATEMENT ITEMS
Other Charges
Other charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the effect of the change in Foreign Exchange on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, and other miscellaneous income. Other charges were $18.1 million in 2005, a decrease of $18.0 million from 2004. Other charges were $36.1 million in 2004, an increase of $2.6 million from $33.5 million in 2003.
The decrease in 2005, compared with 2004, was mainly due to:
•	the effect of the change in Foreign Exchange on working capital accounts; and

•	a gain realized when interest rate locks were settled in the first quarter of 2005.
This decrease was partially offset by:
•	a gain recorded in the second quarter of 2004 on the settlement of our $105-million cross-currency fixed-to-floating interest rate swap agreements; and

•	an adjustment of an accrued liability in the third quarter of 2004.
The increase in 2004, compared with 2003, resulted from:
•	changes in the fair value of derivative instruments that were not eligible for hedge accounting; and

•	the effect of the change in Foreign Exchange on working capital accounts.
Interest Expense
Interest expense includes interest on long-term debt and capital leases, net of interest income. Interest expense was $204.2 million in 2005, a decrease of $14.4 million from 2004. Interest expense was $218.6 million in 2004, relatively unchanged from $218.7 million in 2003.
Interest expense decreased in 2005, compared with 2004, due to:
•	the positive effect of the change in Foreign Exchange; and

•	the retirement of the $250-million Medium Term Notes in June 2005 (discussed further in this MD&A under the sub-heading “Financing Activities” in the section “Liquidity and Capital Resources”).
These decreases were partially offset by an increase in interest from variable-interest debt, primarily as a result of an increase in the London Interbank Offered Rate (“LIBOR”).
Interest expense decreased marginally in 2004, compared with 2003, as a consequence of:
•	the positive effect of the change in Foreign Exchange;

•	savings from interest rate swaps on US$200 million of the US$400-million 6.25 % Notes (discussed further in this MD&A in the section “Financial Instruments”); and

2005 Annual Report | 21

•	the replacement of higher-cost debt with lower-cost debt.
These reductions were offset by:
•	interest on a new locomotive capital lease entered into in the first quarter of 2004 (discussed further in this MD&A under the sub-heading “Financing Activities” in the section “Liquidity and Capital Resources”);

•	interest on the $350-million 4.9 % Medium Term Notes issued in July 2003 (discussed further in this MD&A under the sub-heading “Financing Activities” in the section “Liquidity and Capital Resources”); and

•	the cancellation in second-quarter 2004 of the cross-currency swaps on $105 million of the $350-million 4.9 % Medium Term Notes, which resulted in lower cost savings.
Income Taxes
Income tax expense in 2005 was $270.6 million, an increase of $127.3 million from 2004. Income tax expense in 2004 was $143.3 million, an increase of $101.7 million from $41.6 million in 2003. Income tax expense increased in 2005, compared with 2004, mainly due to higher income. Income tax expense increased in 2004, compared with 2003, mainly due to special charges that reduced income in 2003, which resulted in lower income taxes.
The effective income tax rate for 2005 was 33.3%, compared with 25.8 % for 2004, and 9.4 % for 2003. The normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) for 2005, 2004 and 2003 were 32.2%, 32.3 % and 30.9%, respectively. Certain capital losses were no longer available in 2005 to offset capital gains arising from FX on LTD (discussed below) and other capital transactions. This increased income tax related to FX on LTD capital gains and to our effective income tax rate in 2005.
In December 2003, the Government of Ontario repealed previously announced future income tax rate reductions. Our future income tax liability, which had been based on these reduced rates, was increased by $52.7 million to reflect the change. This adjustment is discussed further in this MD&A under the sub-heading “Other Specified Items” in the section “Non-GAAP Earnings”.
Following a revaluation in 2003 of various components used to determine future income tax liability, we reduced the estimate of our future income tax liability by $59.3 million. This adjustment is also discussed in this MD&A under the sub-heading “Other Specified Items” in the section “Non-GAAP Earnings”.
We expect a normalized income tax rate for 2006 of between 32 % and 34%.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted by 2006 and we will have an increase in our cash tax payments.
Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.
As a result of this review, we made a further reclassification of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes) in the fourth quarter of 2005. This reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items. With this reclassification, the tax benefit of these losses is matched to the transactions that utilize them. In 2005, the income tax associated with FX on LTD was increased by $5.1 million and the income tax expense, before income tax on FX on LTD and other specified items, was reduced by the same amount.

22 | 2005 Annual Report

FOURTH-QUARTER SUMMARY
Operating Results
In the fourth quarter of 2005, we transported 61,769 million GTMs of freight, compared with 60,491 million GTMs for the same period of 2004. On an RTM basis, volumes were 31,976 million in the fourth quarter of 2005, compared with 31,603 million in the fourth quarter of 2004. The increases were partially responsible for a 15 % rise in freight revenues in the fourth quarter of 2005, compared with the same period in 2004. There was also an increase in related variable expenses in the fourth quarter of 2005, compared with fourth-quarter 2004.
We reported net income of $135.4 million in the fourth quarter of 2005, an increase of $6.1 million from $129.3 million in the same period of 2004. Operating income for the three-month period ended December 31,2005, was $258.0 million, an increase of $96.9 million from $161.1 million in the same period in 2004. The increase in net and operating incomes was mainly due to:
•	higher revenues resulting from increased freight rates (discussed in this section under the sub-heading “Revenues”); and

•	a special charge of $90.9 million taken in the fourth quarter of 2004 to cover clean-up costs for environmental contamination at a property in the U.S. (discussed further in this MD&A under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”), compared with fourth-quarter 2005 when there were no such special charges.
These increases were partially offset by:
•	higher costs for fuel, materials and depreciation and amortization (discussed in this section under the sub-heading “Operating Expenses, Before Other Specified Items”);

•	a special charge of $28.3 million after tax ($44.2 million before tax) taken in the fourth quarter of 2005 for a new restructuring initiative to reduce management and administrative costs (discussed further in this MD&A under the sub-heading “Other Specified Items” in the section “Non-GAAP Earnings”); and

•	a reduction of $19.0 million taken in the fourth quarter of 2004, related to the restructuring portion of a special charge taken in the second quarter of 2003 (discussed further in this MD&A under the sub-heading “Other Specified Items”), compared with fourth-quarter 2005 when no such reductions occurred.
Net income was also negatively affected by:
•	an FX loss on LTD of $5.1 million after tax in the fourth quarter of 2005, compared with a $55.8 million after-tax gain in the same period of 2004; and

•	higher income tax expenses (discussed in this section under the sub-heading “Other Income Statement Items”).
Diluted EPS was $0.85 in the fourth quarter of 2005, an increase of $0.04 from $0.81 in the same period of 2004.
Non-GAAP Earnings
A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income as presented in the financial statements for the fourth quarters of 2005 and 2004, is included in this MD&A in the section “Non-GAAP Earnings”.
Income, before FX on LTD and other specified items, was $168.8 million in the fourth quarter of 2005, an increase of $52.5 million from $116.3 million in fourth-quarter 2004. The increase was due to higher revenues as a result of increased freight rates, partially offset by an increase in fuel, materials, and depreciation and amortization expenses (discussed in this section under the sub-headings “Revenues” and “Operating Expenses, Before Other Specified Items”).
Revenues
Total revenues were $1,166.9 million in fourth-quarter 2005, an increase of $145.0 million from $1,021.9 million in fourth-quarter 2004.

2005 Annual Report | 23

Grain
Grain revenues in the fourth quarter of 2005 were $224.6 million, an increase of $25.1 million from $199.5 million in the same period of 2004. Driving this increase were higher freight rates, including fuel surcharges, higher volumes due to an improved harvest in 2005, and increased shipments to export markets. These increases were partially offset by the effect of the change in Foreign Exchange.
Coal
Coal revenues were $178.6 million in fourth-quarter 2005, an increase of $35.9 million from $142.7 million in the same period of 2004. The increase in revenues was due largely to higher freight rates and business from new customers, partially offset by:
•	decisions made through our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic, which resulted in decreased U.S. volumes and a minor decrease in revenues;

•	a customer’s decreased production in the fourth quarter of 2005, which resulted in lower volumes of coal transported to the Port of Vancouver; and

•	a steel mill shutdown, which reduced Canadian coal transported to the U.S. Midwest.
Sulphur and Fertilizers
Sulphur and fertilizers revenues were $102.6 million in the fourth quarter of 2005, a decrease of $6.1 million from $108.7 million in fourth-quarter 2004. The decrease was due to reduced domestic shipments of potash as a result of high potash prices and reduced demand for fertilizers by farmers. These decreases were partially offset by higher freight rates, including fuel surcharges.
Forest Products
Forest products revenues were $80.8 million in the fourth quarter of 2005, an increase of $1.8 million from $79.0 million in the same period of 2004. This increase was due mainly to higher freight rates, including fuel surcharges, which more than offset the effect of the change in Foreign Exchange and lower volumes as a result of our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.
Industrial and Consumer Products
Industrial and consumer products revenues were $146.4 million in the fourth quarter of 2005, an increase of $25.5 million from $120.9 million in fourth-quarter 2004. The increase was due mainly to higher freight rates, including fuel surcharges, and greater demand for steel, chemical and energy products, and aggregates, driven by economic expansion. The higher revenues were partially offset by the effect of the change in Foreign Exchange.
In the fourth quarter of 2005, we reclassified $13.5 million in revenues to industrial and consumer products from intermodal (discussed in this MD&A under the sub-heading “Intermodal”, in the section “Lines of Business”). Revenues of $12.2 million were similarly reclassified in fourth-quarter 2004.
Automotive
Automotive revenues were $78.8 million in fourth-quarter 2005, an increase of $12.2 million from fourth-quarter 2004 revenues of $66.6 million. The increase was due to higher freight rates, including fuel surcharges, and increased volumes as a result of strong markets for import vehicles, partially offset by the effect of the change in Foreign Exchange.
Intermodal
Intermodal revenues grew in the fourth quarter of 2005 to $312.6 million, an increase of $48.6 million from $264.0 million in the same period of 2004. Revenues in the international and domestic businesses increased due primarily to higher freight rates, including fuel surcharges. In the international business, growth was also due to increased volumes in the export sector, primarily at the Port of Vancouver, as a result of strong global trade. Growth in the domestic market was due to greater demand in the retail and food sectors.
In the fourth quarter of 2005, we reclassified $13.5 million in revenues to industrial and consumer products from intermodal (discussed in this MD&A under the sub-heading “Intermodal”, in the section “Lines of Business”). Revenues of $12.2 million were similarly reclassified in the fourth quarter of 2004.
Also in the fourth quarter of 2005, $17.3 million in revenues were reclassified to intermodal from other revenues (discussed previously in this MD&A in the section “Lines of Business” under the sub-headings “Revenues” and “Other Revenues”). Revenues of $14.3 million were reclassified on the same basis in the fourth quarter of 2004.

24 | 2005 Annual Report

Operating Expenses, Before Other Specified Items
Operating expenses, before other specified items, in the fourth quarter of 2005 were $864.7 million, an increase of $75.8 million from $788.9 million in the same period of 2004.
Compensation and Benefits
Compensation and benefits expense in fourth-quarter 2005 was $324.0 million, a decrease of $2.8 million from $326.8 million in the fourth quarter of 2004. The decrease was due largely to reduction in employee incentive compensation, mainly as a result of our share price remaining relatively unchanged in the fourth quarter of 2005, compared with an increase of approximately $8 per share in the same period in 2004. The effect of the change in Foreign Exchange and cost savings from workforce reductions also reduced expenses in the fourth quarter of 2005. These decreases were offset by higher pension expenses and inflation, as well as selective hiring to handle business growth and the associated training costs.
Fuel
Fuel expense was $166.4 million in fourth-quarter 2005, an increase of $43.0 million from $123.4 million in the fourth quarter of 2004 due to higher crude oil prices and refining charges, and a fuel tax refund in 2004. The increases were partially offset by the effect of the change in Foreign Exchange and the positive results of our fuel hedging and conservation programs.
Materials
Materials expense was $53.1 million in the fourth quarter of 2005, an increase of $15.0 million from $38.1 million in fourth-quarter 2004, due mainly to recoveries received from a supplier in 2004, higher gasoline and heating costs, and increased wheel replacements on freight cars, as well as higher consumption of other materials used to repair and service freight cars.
Equipment Rents
Equipment rents expense was $53.0 million in the fourth quarter of 2005, an increase of $6.4 million from $46.6 million in the same period of 2004, due largely to reduced earnings from customers and railways for the use of our cars and higher payments for our use of other railways’ cars, partially offset by the effect of the change in Foreign Exchange.
Depreciation and Amortization
Depreciation and amortization expense was $113.6 million in fourth-quarter 2005, an increase of $11.5 million from $102.1 million in the fourth quarter of 2004, due largely to capital asset additions and increased depreciation rates on maintenance equipment and certain other assets, partially mitigated by asset retirements.
Purchased Services and Other
Purchased services and other expense was $154.6 million in fourth-quarter 2005, an increase of $2.7 million from $151.9 million in the same period of 2004. The increase was due mainly to higher maintenance costs as a result of the timing of work and increased accruals for potential health care claims. These increases were partially offset by lower joint-facility inter-railway expenditures and the positive effect of the change in Foreign Exchange.
Other Income Statement Items
There was an FX on LTD loss of $0.6 million ($5.1 million after tax) in fourth-quarter 2005, compared with a gain of $57.2 million ($55.8 million after tax) in the same period of 2004. The decline was due to the effect of the change in Foreign Exchange on U.S. dollar-denominated debt.
Other charges were $6.8 million in the fourth quarter of 2005, a decrease of $6.1 million from $12.9 million in fourth-quarter 2004, reflecting primarily the effect of the change in Foreign Exchange on working capital accounts, partially offset by the effect of the change in Foreign Exchange on U.S. dollar-denominated investments.
Interest expense was $49.1 million in fourth-quarter 2005, a decrease of $3.5 million from $52.6 million in the same period of 2004. The decrease was due to the positive effect of the change in Foreign Exchange and decreased interest expense as a result of the retirement of the $250-million Medium Term Notes in June 2005. These decreases were partially offset by higher interest from variable-interest debt, primarily as a result of an increase in LIBOR.
Liquidity and Capital Resources
At December 31, 2005, we held $121.8 million in cash and short-term investments, which was an increase of $35.2 million during the fourth quarter of 2005. At December 31, 2004, we held $353.0 million in cash and short-term investments, which was an increase of $29.8 million during the fourth quarter of 2004. The increased cash was generated primarily through operations.

2005 Annual Report | 25

QUARTERLY FINANCIAL DATA

For the quarter ended
(in millions, except per share data)	2005				2004
(unaudited)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

Total revenue (1)	$1,166.9	$1,104.7	$1,105.9	$1,014.1	$1,021.9	$989.7	$1,004.7	$886.6
Operating income (1)	$258.0	$283.3	$271.1	$178.7	$161.1	$218.9	$220.6	$116.0
Net income (1)	$135.4	$203.6	$123.2	$80.7	$129.3	$176.5	$83.7	$23.5
Operating income, before other specified items (2)	$302.2	$249.4	$271.1	$178.7	$233.0	$218.9	$220.6	$116.0
Income, before FX on LTD and other specified items (2)	$168.8	$134.9	$140.0	$84.6	$116.3	$103.8	$103.5	$37.8

Basic earnings per share (1)	$0.86	$1.29	$0.78	$0.51	$0.81	$1.11	$0.53	$0.15
Diluted earnings per share (1)	$0.85	$1.27	$0.77	$0.50	$0.81	$1.11	$0.53	$0.15
Diluted earnings per share, before FX on LTD and other specified items (2)	$1.06	$0.84	$0.87	$0.53	$0.73	$0.65	$0.65	$0.24

(1)	This information is in Canadian dollars and has been prepared in accordance with Canadian GAAP.

(2)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A. A reconciliation of income and EPS, before FX on LTD and other specified items, to net income and EPS, as presented in the financial statements is provided in the “Non-GAAP Earnings” section of this MD&A. This information is in Canadian dollars.
Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter.
Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. During the first and second quarters of 2005, $23 million in additional revenues were recorded as a result of the agreement reached with our largest coal shipper, EVC (as discussed in this MD&A in the section “Lines of Business” under the sub-heading “Coal”). Operating and net income also increased in these two quarters as a result of the additional revenues.
Operating and net income are also affected by items discussed in this MD&A under the sub-heading “Other Specified Items”.
Net income is influenced by seasonal fluctuations in customer demand, including weather-related costs, as well as FX on LTD.
CHANGES IN ACCOUNTING POLICY
2005 Accounting Changes
We implemented the following new accounting policies in 2005 as a result of new developments in accounting standards:
Implicit Leases
The Canadian Institute of Chartered Accountants (“CICA”) issued Emerging Issues Committee Abstract 150 “Determining Whether an Arrangement Contains a Lease” (“EIC-150”), effective for contracts entered into or amended after

26 | 2005 Annual Report

December 2004. EIC-150 requires that a contractual arrangement that contains an implicit lease be accounted for in accordance with the CICA Handbook Section 3065 “Leases”. An evaluation to determine whether the arrangement contains an implicit lease is performed at the inception of the contract to establish whether the purchaser or lessee has the right to control the use of a tangible asset. To date, this abstract has not had a material effect on our financial statements.
Future Accounting Changes
The following future changes to accounting policies are expected to affect our financial results:
Financial Instruments and Other Comprehensive Income
We plan to adopt on January 1, 2007, new accounting rules for financial instruments, hedges and comprehensive income as set out in the CICA Handbook Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Presentation and Disclosure”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income”, and Section 3251 “Equity”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of Comprehensive Income and Accumulated Other Comprehensive Income.
Financial instruments include cash, short-term investments, accounts receivables, certain other investments and assets, accounts payable, income and other taxes payable, dividends payable, long-term debt, certain other liabilities, and derivatives. Financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value, while financial instruments such as loans and receivables and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the balance sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in a segment of Shareholders’ Equity (on the Consolidated Balance Sheet) called Accumulated Other Comprehensive Income, with any ineffective portions of gains and losses on hedges taken into income immediately. We do not anticipate that the adoption of these standards will have a material impact on our net income.
Non-monetary Transactions
We will be adopting new accounting rules for non-monetary transactions effective January 1, 2006. Under the new Canadian GAAP rules set out in the CICA Handbook Section 3831 “Non-Monetary Transactions”, all non-monetary transactions with unrelated parties will be recorded at fair market value, except where they lack commercial substance. Transactions with commercial substance are defined generally as transactions that cause future cash flows to change significantly. Currently, we book non-monetary transactions that are not the culmination of the earnings process (as defined by the CICA Handbook Section 3830 “Non-Monetary Transactions”) at book value. The change applies to non-monetary transactions occurring after January 1, 2006, and is not expected to have a significant effect on our income.
LIQUIDITY AND CAPITAL RESOURCES
We believe that adequate amounts of cash and cash equivalents are available in the normal course of business and in both the short term and the long term to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
Operating Activities
Cash provided by operating activities was $1,050.7 million in 2005, an increase of $264.7 million from 2004. Cash provided by operating activities was $786.0 million in 2004, an increase of $480.3 million from $305.7 million in 2003.
The increase in 2005, compared with 2004, was mainly due to:
•	a greater amount of cash being generated through operations in 2005;

•	reduced restructuring payments; and

•	lower pension funding contributions.

2005 Annual Report | 27

The increase in cash from operating activities was partially offset by an increase in accounts receivable as higher freight rates and volumes increased the amounts billed to customers.
The increase in cash from operating activities in 2004, compared with 2003, was mainly due to:
•	a larger amount of cash being generated through operations in 2004;

•	an additional pension funding payment of $300.0 million in the fourth quarter of 2003; and

•	reduced restructuring payments in 2004.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
Investing Activities
Cash used in investing activities was $869.2 million in 2005, an increase of $203.1 million from 2004. Cash used in investing activities was $666.1 million in 2004, a decrease of $34.2 million from $700.3 million in 2003.
The increase in 2005, compared with 2004, was mainly due to increased capital spending, primarily to expand track capacity in our western corridor.
The decrease in 2004, compared with 2003, was mainly due to fewer locomotive acquisitions and a lower U.S. foreign exchange rate, partially offset by increases in capital spending on track projects.
Capital spending in 2006 is projected to be less than in 2005. Our 2006 capital spending outlook assumes that capital additions will decrease in 2006 from 2005 as track-related investments will return to a more normal level following the completion of the capacity expansion in our western corridor. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2006).
We intend to finance capital expenditures from free cash flow (discussed in this section under the sub-heading “Free Cash”) but may finance some of the capital requirements with new debt, if required. Our decision whether to finance equipment acquisitions through debt will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed in this section under the sub-heading “Financing Activities”) that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated.
Financing Activities
Cash used in financing activities was $412.7 million in 2005, compared with cash provided by financing activities of $98.4 million in 2004 and $244.4 million in 2003.
The decrease in cash in 2005, compared with 2004, was due to:
•	the repayment of $250-million Medium Term Notes (discussed below);

•	the issuance in 2004 of US$145-million Senior Secured Notes (discussed below), compared with 2005 when no debt was issued; and

•	payments made to buy back shares under our share repurchase program (discussed further under the subheading “Share Capital” in the section “Balance Sheet”).
The decreases were partially offset by increased proceeds from the issue of shares as a result of stock options being exercised in 2005.
We used existing cash balances to repay in the second quarter of 2005 the $250-million principal amount 7.20 % Medium Term Notes, which matured at the end of June 2005.
The decrease in cash provided in 2004, compared with 2003, was due to lower debt issuances. We completed one Senior Secured Notes offering in the first quarter of 2004 – 5.41%

28 | 2005 Annual Report

US$145 million issued March 2004, maturing March 2024, to fund the acquisition of locomotives.
We completed two unsecured debt offerings in 2003 – 5.75 % US$250-million Debentures issued March 2003, maturing March 2033, and 4.9% $350-million Medium Term Notes issued July 2003, maturing June 2010. The former was to refinance our 6.875 % US$250-million Notes that matured in April 2003. The latter was to take advantage of the low interest rate environment and provide funds for general operating purposes.
We have available, as sources of financing, unused credit facilities of up to $518.0 million, as well as an uncommitted amount of US$15 million. We believe we can raise capital, within limits, in excess of these amounts, if required, while maintaining our credit quality in international debt markets. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
At December 31, 2005, our net-debt to net-debt-plus-equity ratio improved to 39.6%, compared with 42.9 % and 46.9 % at December 31, 2004 and 2003, respectively. The change in 2005, compared with 2004, was due primarily to an increase in equity from earnings and the favourable impact of U.S. foreign exchange rates on long-term debt year over year. The improvement in 2004, compared with 2003, was due primarily to an increase in equity from 2004 earnings and higher cash balances. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This is divided by the sum of net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Management is committed to maintaining our net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage capital employed so that we retain our solid investment-grade credit ratings.
Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity and ability to reinvest in the Company. Free cash after dividends is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
We generated positive free cash of $92.0 million in 2005 and $38.2 million in 2004, compared with negative free cash of $475.4 million in 2003. The increase in free cash in 2005, compared with 2004, was due largely to the increase in cash generated by operating activities (as discussed in this section under the sub-heading “Operating Activities”), partially offset by increased capital spending, mainly for the expansion of our western track corridor. The increase in free cash in 2004, compared with 2003, was due largely to an increase in cash generated by operating activities (discussed in this section under the sub-heading “Operating Activities”) and decreased capital expenditures in 2004. Negative free cash in 2003 resulted mainly from an extra pension funding payment of $300.0 million in the fourth quarter of 2003.
We expect to generate increased free cash in 2006 compared with 2005, achieved mainly through higher earnings and lower capital expenditures. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-Looking Information” section in this MD&A for a discussion of these assumptions and other factors affecting our expectations for 2006). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in this MD&A in the section “Lines of Business” under the sub-heading “Revenues”, and in the sections “Operating Expenses, Before Other Specified Items”, “Liquidity and Capital Resources” and “Other Income Statement Items”.

2005 Annual Report | 29

Calculation of Free Cash
(reconciliation of free cash to GAAP cash position)

For the year ended December 31 (in millions) (unaudited)	2005	2004	2003 (1)

Cash provided by operating activities	$1,050.7	$786.0	$305.7
Cash used in investing activities	(869.2)	(666.1)	(700.3)
Dividends paid on Common Shares	(89.5)	(81.7)	(80.8)

Free cash (2)	92.0	38.2	(475.4)
Cash (used in) provided by financing activities, before dividend payment	(323.2)	180.1	325.2

(Decrease) increase in cash, as shown on the Statement of Consolidated Cash Flows	(231.2)	218.3	(150.2)
Net cash at beginning of period	353.0	134.7	284.9
Net cash at end of period	$121.8	$353.0	$134.7

(1)	Certain prior period figures have been reclassified to conform with presentation adopted in 2004 and 2005.

(2)	These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the “Non-GAAP Earnings” section of this MD&A.
BALANCE SHEET
Assets
Assets totalled $10,891.1 million at December 31, 2005, compared with $10,499.8 million at December 31, 2004, and $9,956.7 million at December 31, 2003. The increase in assets in 2005, compared with 2004, was mainly due to:
•	capital additions, most of which were locomotives and track replacement and expansion, of our western corridor and other sections of track; and

•	an increase in accounts receivable as higher freight rates and volumes resulted in increased amounts billed to customers.
These increases were partially offset by a reduction in cash, largely for the repayment of the $250-million principal amount 7.20 % Medium Term Notes in the second quarter of 2005.
The increase in 2004, compared with 2003, was due mainly to:
•	capital additions, most of which were locomotives and track replacement programs; and

•	a larger cash balance from debt issuance in the first quarter of 2004.
Total Liabilities
Our combined short-term and long-term liabilities were $6,505.4 million at December 31, 2005, compared with $6,517.4 million at December 31, 2004, and $6,302.1 million at December 31, 2003.
The decrease in total liabilities in 2005, compared with 2004, was due mainly to the reduction in long-term debt as a result of:
•	the repayment of the $250-million principal amount 7.20 % Medium Term Notes in the second quarter of 2005; and

•	the effect of the change in Foreign Exchange on long-term debt.
This decrease was mostly offset by larger future income tax balances as a result of tax on income generated in 2005.
The increase in total liabilities in 2004, compared with 2003, was attributable to:
•	higher accrued payroll liabilities, most of which reflected a more normal level of incentive compensation;

•	larger future income tax balances resulting from tax rate increases in the Province of Ontario; and

•	an increase in trade accounts payable, mainly for amounts owing to other railways for transporting our customers’ freight.

30 | 2005 Annual Report

Equity
At December 31, 2005, our Consolidated Balance Sheet reflected $4,385.7 million in equity, compared with equity balances of $3,982.4 million and $3,654.6 million at December 31, 2004 and 2003, respectively. The majority of the increases were due to growth in retained income in 2005 and 2004.
Share Capital
Our Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At January 31, 2006, 158.4 million Common Shares and no Preferred Shares had been issued.
We also have a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CPR shares. Each option granted can be exercised for one Common Share. At January 31, 2006, 7.6 million options were outstanding under our MSOIP, and there were 1.5 million Common Shares available for the granting of future options out of the 11.0 million Common Shares currently authorized.
On July 21, 2003, our Board of Directors suspended the Directors’ Stock Option Plan (“DSOP”) under which members of the Board of Directors were granted options to purchase CPR shares. The DSOP allowed each option granted to be exercised for one Common Share. At January 31, 2006, 144,000 options were outstanding under the DSOP, and there were 340,000 Common Shares available for the granting of future options out of the 500,000 Common Shares currently authorized. Outstanding options granted prior to suspension of the DSOP remain in effect with no amendments. The DSOP was suspended as a result of a review by external compensation consultants of the Company’s compensation philosophy for the Board of Directors.
On May 31, 2005, we completed the filings required for a normal course issuer bid to enable the Company to purchase for cancellation up to 2.5 million of the outstanding Common Shares during the 12-month period from June 6, 2005, to June 5, 2006. The number of shares that may be purchased represents approximately 1.6 % of the 158,976,508 Common Shares outstanding on May 25, 2005. Purchases may be made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The price paid for shares will be the market price at the time of purchase. The purchases, made using surplus funds, are intended to mitigate dilution that may occur as a result of the issuance of Common Shares pursuant to the exercise of stock options under our compensation programs. We also believe that the market price of our Common Shares could be such that the purchase of Common Shares may be an attractive and appropriate use of corporate funds in light of potential benefits to remaining shareholders. From June 6, 2005, to January 31, 2006, we purchased 1,761,000 Common Shares at an average price of $45.77 per share.
We are permitted to repurchase an additional 739,000 Common Shares under our normal course issuer bid program. The payments to repurchase these shares will be partially offset by proceeds from the exercise of stock options.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, or by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail to shareholder@cpr.ca.
On February 21, 2006, we announced our intention, subject to regulatory approval, to expand the normal course issuer bid program and to renew it at the time of its scheduled expiry date to enable us to purchase up to 5.5 million Common Shares. The remaining share repurchases will occur during 2006.
FINANCIAL INSTRUMENTS
Our policy with respect to hedging of risk exposure is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of diesel fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets

2005 Annual Report | 31

or liabilities on our Balance Sheet, to commitments or to forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows from the hedged items. If the derivative is effective, it qualifies for hedge accounting treatment. If the derivative is not effective, its book value is adjusted to its market value each quarter and the associated gains or losses are included in “Other Charges” on our Statement of Consolidated Income.
Our policy is to prohibit the utilization of derivative financial and commodity instruments for trading or speculative purposes.
In 2007, new Canadian accounting standards will apply to financial instruments as described in this MD&A under the sub-heading “Financial Instruments and Other Comprehensive Income” in the section “Changes in Accounting Policy”.
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
Interest Rate Management
We may enter into interest rate risk management transactions to manage exposure to fluctuations in interest rates, to protect against increases in interest rates in anticipation of future debt issuances, and to convert a portion of our fixed-rate long-term debt to floating-rate debt. From time to time, we use interest rate swaps, bond forwards and interest rate locks as part of our interest rate risk management strategy.
Interest Rate Swaps
We have entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25 % Notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Savings from these swaps reduced “Interest Expense” on the Statement of Consolidated Income by $2.8 million in 2005 and $6.7 million in 2004. An unrealized loss of $0.2 million from these interest rate swaps was calculated based on their fair value at December 31, 2005. We have not recorded the fair value of these swaps on our Consolidated Balance Sheet. We utilized swap, currency and basis-spread curves from Reuters to establish the fair market value of the swaps. Values may vary marginally due to either the terms of the contract or minor variations in the time of day when the data was collected.
Interest and Treasury Rate Locks
In the fourth quarter of 2004, we entered into eight treasury rate locks totalling US$200 million, which were designated as hedges. We entered into these locks to fix the benchmark interest rate on certain U.S. Medium Term Notes, which were to be issued in the first half of 2005. Due to favourable cash flow developments, we decided not to issue the Notes and these locks were settled in the first quarter of 2005, generating proceeds of $5.8 million. This $5.8-million gain was included in “Other Charges” on the 2005 Statement of Consolidated Income.
At December 31, 2005, “Other Assets and Deferred Charges” on the Consolidated Balance Sheet included unamortized losses of $16.9 million for previously cancelled interest and treasury rate locks, and “Deferred Liabilities” included an unamortized gain of $8.6 million from interest rate locks. These gains and losses are being amortized over the lives of their underlying debt. “Interest Expense” on the Statement of Consolidated Income in 2005 included a net expense amount of $3.1 million for the amortization of these gains and losses.
Foreign Exchange Management
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
Foreign Exchange Forward Contracts
We hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars. At December 31, 2005, we had US$58.9 million of forward sales of U.S. dollars outstanding to be settled in 2006. The unrealized gain on these forward contracts, calculated using the trading value of the U.S. dollar from the Bank

32 | 2005 Annual Report

of Canada, was $2.5 million at December 31, 2005. We did not include this gain in our financial statements at December 31, 2005, as it remained unrealized at that time. “Freight Revenues” on our Statement of Consolidated Income included realized losses of $2.2 million on these foreign exchange forwards in 2005.
Fuel Price Management
Crude Oil Swaps
We may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. We generally enter into commodity swap purchase contracts, and unrealized gains or losses related to these swaps are deferred until the related fuel purchases are realized. However, we have temporarily suspended this activity. We have not purchased any swaps since January 2005. Our decision to resume hedging fuel purchases will depend on assessments of the crude oil and refined products markets in the future.
At December 31, 2005, an unrealized gain of $59.2 million was calculated based on the fair value of our swaps, which was derived from the West Texas Intermediate (“WTI”) price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. We have not included any unrealized gains in our financial statements in 2005.
Fuel purchases and commodity swap contracts have an element of foreign exchange variability. From time to time, we use foreign exchange forward contracts to manage this element of fuel-price risk. We enter into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel.
An unrealized loss of $7.2 million related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forwards at December 31, 2005. Forward curves from Reuters were utilized to establish the fair value. The loss has not been recorded in our financial statements in 2005, as it remains unrealized. These forwards will settle in 2006 through 2009.
Fuel expense was reduced by $48.1 million in 2005 as a result of $51.5 million in realized gains arising from settled swaps, partially offset by $3.4 million in realized losses arising from the settled foreign exchange forward contracts. Fuel expense was reduced by $36.5 million in 2004 as a result of realized gains and losses arising from settled swaps.
For every US$1 increase in the price of WTI, fuel expense, before hedging, will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. We have fuel hedges for approximately 13 % of our estimated fuel purchases in 2006, 8 % in 2007, 3 % in 2008, and 3 % in 2009. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel surcharges (discussed in this MD&A in the section “Lines of Business” under the sub-heading “Freight Revenues”).
OFF-BALANCE SHEET ARRANGEMENTS
Sale of Accounts Receivable
We have sold through our accounts receivable securitization program a portion of our freight receivables to raise funds for operations. Under the program, which has a term of five years expiring September 2009, we have sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and we are not the primary beneficiary. We may increase this sale amount up to a program limit of $200.0 million. At December 31, 2005, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2004 – $120.0 million).
We provide a credit enhancement amount to absorb credit losses, which gives security to the obligor in the event that credit losses exceed an amount specified under our program parameters. The trust has no recourse to the co-ownership interest in receivables retained by us, other than in respect of the credit enhancement amount. We recognize this amount as a retained interest, which is included in “Accounts Receivable” on our Consolidated Balance Sheet. At December 31, 2005, the fair value of the retained interest was 16 % of the receivables sold or $19.5 million (2004 – fair value was 15 % of receivables sold or $17.8 million). The fair value approximated the carrying value as a result of a short collection cycle and negligible credit losses. We cannot enter into an agreement with a third party with respect to this retained interest.

2005 Annual Report | 33

A loss of $3.5 million on the securitization program in 2005 (2004 —$2.9 million) was included in “Other Charges” on our Statement of Consolidated Income.
Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. We maintain an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2005, allowances of $8.0 million (2004 — $5.8 million) were recorded in “Accounts Receivable”. During 2005, $0.5 million (2004 — $2.8 million) of accounts receivable were written off to “Freight Revenues”.
We have retained the responsibility for servicing, administering and collecting freight receivables sold. Even though we act as collector of all of the securitized receivables, we have no claim against the trust’s co-ownership interest in the securitized receivables. We do not receive a fee for our servicing responsibilities. No servicing asset or liability has been recorded, as the benefits we receive for servicing the receivables approximate the related costs. The average servicing period is approximately one month. Proceeds from collections reinvested in the accounts receivable securitization program were $1,480.6 million in 2005.
The securitization program is subject to our standard reporting and credit-rating requirements. This includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Service and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, we expect to have sufficient liquidity remaining in our revolving credit facility to meet our payment obligations. We have complied with all termination tests during the program.
CONTRACTUAL COMMITMENTS
The accompanying table indicates our known contractual obligations and commitments to make future payments for contracts, such as debt, capital lease arrangements and commercial commitments.

Payments due by period		Less than	1 – 3	3 – 5	After
At December 31, 2005 (in millions)	Total	1 year	years	years	5 years

Long-term debt	$2,679.7	$23.5	$177.9	$394.2	$2,084.1
Capital lease obligations	321.1	6.5	16.0	35.8	262.8
Operating lease obligations (1)	602.2	150.7	184.8	88.6	178.1
Supplier purchase obligations	603.8	98.4	152.0	120.1	233.3
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	985.1	150.4	245.3	175.9	413.5

Total contractual obligations	$5,191.9	$429.5	$776.0	$814.6	$3,171.8

(1)	We have guaranteed residual values on certain leased equipment with a maximum exposure of $320.4 million, primarily in 2006 and beyond. Management estimates that we will have no net payments under these residual guarantees and, as such, has not included any amounts with respect to these guaranteed residual values in the minimum payments shown above.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits and pension benefit payments for a pension plan that we administer. Projected payments for post-retirement benefits and workers’ compensation benefits include the anticipated payments for years 2006 to 2015. Pension contribution and pension benefit payments for our two main pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.

34 | 2005 Annual Report

FUTURE TRENDS, COMMITMENTS AND RISKS
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. At CPR, a rapid surge in bulk exports and container imports created pressure on our delivery system to and from the Pacific Coast. To position the Company for future business growth, we undertook in 2005 a major expansion of the track network extending in Canada from the Prairie region to the Port of Vancouver on the Pacific Coast. This expansion was completed in the fourth quarter of 2005 and has increased capacity on our western corridor between Moose Jaw and Vancouver by more than 400 freight cars a day. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. In addition to expanding the track network, we are maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars. We are also redesigning rail service and using highly disciplined scheduled operating practices to increase asset utilization.
Agreements
In January 2006, CPR and Canadian National Railway Company (“CN”) entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of British Columbia (“B.C.”). Under the arrangement, CPR will operate the trains of both railways using CPR crews from Boston Bar, B.C. (60 km east of Hope), to the terminals on the south shore of Burrard Inlet in Vancouver, and return to North Bend (near Boston Bar). CN will operate the trains of both railways using CN crews from Boston Bar to the terminals on the north shore of Burrard Inlet and return to North Bend. CPR will provide all switching on the south shore of Burrard Inlet (with the exception of the Burlington Northern Santa Fe Railway barge slip) and CN will provide all switching on the north shore of Burrard Inlet. In addition, CPR will handle the coal trains of both railways from Boston Bar to the Roberts Bank coal port at Delta, B.C., and return to North Bend.
General Risks
We have a substantial investment in fixed plant and equipment, and have limited flexibility to adjust output levels and expenditures in response to short-term declines in traffic, potentially resulting in a cyclical adverse impact on future earnings levels. However, we actively manage our processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.
In 2006, we will continue our focus on quality revenue growth and cost reduction, as well as improved utilization of our asset base. Targeted initiatives and price improvements are expected to drive revenue growth, including growth from value-added services provided by Canadian Pacific Logistics Solutions, our logistics and supply chain division. We anticipate continued revenue gains, assuming global demand remains strong.
Our traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. Our future grain transportation revenues may be negatively affected by drought or other severe weather conditions, insect infestation, or rate regulation. If these occur, we will attempt to counter the effects of any downward pressure on transportation revenues primarily through cost-containment measures.
Improved asset utilization is expected to result from railcar modernization and from recent investments in information technology. Overall, the rail industry is continuing to leverage information technology to facilitate its dealings with suppliers and shippers. Our ongoing strategy is to use information technology to improve our competitive position and drive more value from existing assets and resources.
We manage scheduled operations through our Integrated Operating Plan (“IOP”). The key principles upon which this plan is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. IOP benefits are being realized in reduced labour and purchased services expenses, lower asset costs in equipment expenses and capital expenditures, improved service reliability to support rate increases and grow market share, and increased capacity without the need for expansion capital.
Our covered hopper car fleet, used for transporting grain, consists of a mixture of owned and leased cars. A portion of the fleet used for the export of grain is leased from the Government of Canada, which has announced its intention to transfer ownership of its

2005 Annual Report | 35

cars to the Farmer Rail Car Coalition. However, the transfer remains subject to final reviews by the Canadian government and the timing and terms of the transfer have yet to be determined. Regardless of ownership, we will seek to continue leasing these cars under commercial terms that support an efficient low-cost grain handling and transportation system.
Stock Price
In 2005, the market value of our Common Shares increased $7.61 per share (from $41.10 to $48.71) on the Toronto Stock Exchange. In 2004, the market value of our Common Shares increased $4.52 per share (from $36.58 to $41.10) on the Toronto Stock Exchange. This change in share price caused a corresponding increase in the value of our outstanding stock appreciation rights (“SAR”) and deferred share units (“DSU”) in both years. As a result of this increase in share value, compensation and benefits expense increased $8.6 million in 2005, compared with 2004. We are considering methods to mitigate this risk.
Crude Oil Prices
Crude oil prices continued to escalate in 2005 and remain volatile due to strong world demand and geopolitical events that disrupt supply. We will continue to moderate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed in this MD&A in the section “Lines of Business” under the sub-heading “Freight Revenues”). We currently have hedges in place (discussed in this MD&A in the section “Financial Instruments”) to offset the effects of rising fuel prices. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of almost all of our fuel price increase in 2005.
We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives in our IOP. Under the IOP, trains are scheduled based on available corridor and yard capacity to minimize congestion across our network, which leads to lower fuel consumption. Additionally, the IOP optimizes locomotive utilization, allowing for increased train weights and a better match of horsepower to tonnage. We also have a progressive fuel management program, which is designed to reduce fuel consumption through improved train handling techniques and the use of fuel-saving devices on locomotives. More than 60 % of our locomotive fleet is now equipped with fuel-saving devices. Each of these improvements leads to lower fuel consumption per GTM.
In addition, we have agreements in place to purchase 35 hybrid locomotives for freight yard service. These locomotives are expected to consume significantly less fuel and provide environmental benefits by reducing the discharge of oxides of nitrogen and diesel particulates. Delivery will take place over three years, beginning in January 2006.
Border Security
We strive to ensure our customers have access to the Canadian and U.S. markets. We also take all necessary precautions to prevent acts of terrorism, smuggling or other illegal activities. We have taken the following steps to reduce the risks associated with the cross-border transportation of goods:
We are a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. We are also an approved carrier under CBSA’s Customs Self-Assessment program.
We work closely with Canadian and U.S. customs officials and other railways to ensure the safe and secure movement of goods between Canada and the U.S. We have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information. We are fully automated with both CBSA and CBP and provide the requisite shipment information electronically well in advance of border arrival.
Under a joint Declaration of Principles, we committed to work with CBSA and CBP to install a new Vehicle and Cargo Inspection System (“VACIS”) at five border crossings. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments. All five VACIS systems are now fully operational. In addition, the Government of Canada and CPR have each committed up to $4.1 million to secure the rail corridor between the VACIS facility at Windsor, Ontario, and the U.S. border. This joint government-industry initiative is expected to enhance the security of U.S.-bound rail shipments while helping to ensure uninterrupted access to the U.S. market for our customers. Work on the secure corridor is expected to be completed in the first quarter of 2006.
Labour Relations
Agreements are in place with five of seven bargaining units in Canada and 12 of 29 bargaining units in the U.S. All negotiations currently under way are progressing positively and we do

36 | 2005 Annual Report

not anticipate any labour disruptions in the near future. Following is a summary of the status of unsettled and recently settled agreements:
Canada
Negotiations commenced in September 2005 with the Canadian Pacific Police Association (“CPPA”). Our collective agreement with the CPPA, which represents CPR Police sergeants and constables, expired at the end of 2005. A Memorandum of Settlement was signed on January 12, 2006, and results of the ratification vote were expected in February 2006. The term of the agreement was to be decided at that time.
Negotiations commenced in September 2005 with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers (“TCRC-RCTC”). Our collective agreement with the TCRC-RCTC, which represents rail traffic controllers, expired at the end of 2005. A Memorandum of Settlement for a three-year renewal agreement to the end of 2008 was signed on January 20, 2006, and results of the ratification vote are expected in March 2006.
U.S.
We are party to collective agreements with 29 bargaining units: 15 on our Soo Line Railroad (“Soo Line”) subsidiary and 14 on our Delaware and Hudson Railway (“D&H”) subsidiary.
On the Soo Line, negotiations have commenced with 13 bargaining units representing track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, and train service employees. Railway (“D&H”) subsidiary.
Negotiations with the Teamsters, representing locomotive engineers, resulted in both parties agreeing to binding arbitration, which was held in November 2005. An arbitration decision issued January 26, 2006, satisfactorily finalized the agreement.
D&H has agreements in place with 10 unions representing freight car repair employees, clerks, locomotive engineers, signal repair employees, mechanical supervisors, mechanical labourers, machinists, sheet metal workers, electricians and police. Negotiations are continuing with the remaining four bargaining units, which represent track maintainers, conductors and trainpersons, engineering supervisors, and yard supervisors.
Environmental
We have implemented a comprehensive Environmental Management System, which includes a general Environmental Protection Policy as well as policies and procedures that address specific issues and facilitate the reduction of environmental risk. We also prepare an annual Corporate Environmental Plan that states our environmental goals and objectives as well as strategies and tactics.
We have developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. In addition, we continue to focus on preventing spills and other incidents that have a negative impact on the environment. As a precaution, we have established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. We also regularly update and test emergency preparedness and response plans.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Audits are followed by a formal Corrective Action Planning process to ensure findings are addressed in a timely manner. In addition, our Board of Directors has established an Environmental and Safety Committee, which conducts a semi-annual comprehensive review of environmental issues.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include: protecting the environment; complying with applicable environmental laws and regulations; promoting awareness and training; managing emergencies through preparedness; and encouraging involvement, consultation and dialogue with communities along our lines.
In the fourth quarter of 2004, we recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a CPR-owned property in the U.S., which includes areas previously leased to third parties. We are participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate State of Minnesota authorities to determine the extent and magnitude of the

2005 Annual Report | 37

contamination and the appropriate remediation plan. We filed with the State of Minnesota in 2005 a response action plan for the east side of the property. The costs are expected to be incurred over approximately 10 years.
In the third quarter of 2005, we reached a binding settlement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at the above-mentioned property in the U.S. The lawsuit against this other party has been dismissed and the party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.
As a result of the settlement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement with the other responsible party became known.
We continue to be responsible for remediation work on portions of the property not addressed by the binding settlement, and continue to retain liability accruals for remaining future expected costs. This work, along with all work addressed under the binding settlement, will be overseen by the state’s voluntary investigation and clean-up program to ensure that all such remaining work at the property is completed in accordance with applicable standards.
Certain Other Financial Commitments

	Amount of commitment per period
			2007 &	2009 &	2011 &
At December 31, 2005 (in millions) (unaudited)	Total	2006	2008	2010	beyond

Letters of credit	$356.4	$356.4	$—	$—	$—
Capital commitments (1)	626.7	348.3	101.1	65.6	111.7
Offset financial liability	169.2	169.2	—	—	—

Total commitments	$1,152.3	$873.9	$101.1	$65.6	$111.7

(1)	We have several contracts outstanding with termination payments ranging from $nil to $24.2 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $54.1 million, depending on the date of termination. These contracts are not reflected in the commitments above and terminate mainly between 2006 and 2013.
Financial Commitments
In addition to the financial commitments mentioned previously in the sections “Off-Balance Sheet Arrangements” and “Contractual Commitments”, we are party to certain other financial commitments set forth in the table above and discussed below.
Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of agreements. We are liable for these contract amounts in the case of non-performance under third-party agreements. As a result, our available line of credit is adjusted for the letters of credit contract amounts currently included within our revolving credit facility.
Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases for track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2005, we had multi-year capital commitments of $626.7 million in the form of signed contracts or letters of intent, largely for locomotive overhaul agreements.
Payments for these commitments are due in 2006 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At December 31, 2005, the loan had a balance of $173.7 million, offset by a financial asset of $169.2 million. The remainder is included in “Long-Term Debt” on our Consolidated Balance Sheet.

38 | 2005 Annual Report

Pension Plan Deficit
Our defined benefit pension plans’ deficit was $842.2 million as at December 31, 2005. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. For example, every 1.0 percentage point increase (or decrease) in the discount rate can cause the deficit to decrease (or increase) by approximately $625 million, after reflecting the expected loss (gain) on the value of the pension fund’s debt securities with respect to corresponding changes in long-term interest rates. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year can cause the deficit to decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly. The defined benefit pension plans’ deficit as at December 31, 2005, was approximately $240 million greater than the deficit as at December 31,2004. The increase was due primarily to declines in long-term interest rates, partially offset by favourable pension fund returns and a minor adjustment for labour downsizing.
Between 51 % and 57 % of the plans’ assets are invested in equity securities. As a result, stock market performance is the key driver in determining the pension fund’s asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions towards this deficit that, as a minimum, meet requirements as prescribed by Canadian pension supervisory authorities.
We made contributions of $141.7 million to the defined benefit pension plans in 2005, compared with $175.7 million in 2004. The 2005 and 2004 contribution amounts reflected our decision to treat the voluntary extra contribution of $300.0 million made in December 2003 as a partial prepayment of contributions for 2004, 2005 and 2006.
The last actuarial valuation of our main pension plan was completed as at January 1, 2005. This plan is currently undergoing an updated actuarial valuation as at January 1, 2006 (which will be completed by June 2006). An actuarial valuation will be required as at each January 1 thereafter, until such time as the plan no longer has a solvency deficit (i.e. an excess of the plan’s liabilities, calculated on a plan termination basis, over the fair market value of the plan’s assets). Each year’s minimum contribution requirement will be set out in the January 1 valuation for that year. We expect our pension contribution in 2006 to be approximately $225 million, which represents the estimated minimum required contribution after application of the remaining balance of the $300-million voluntary contribution made in December 2003. Our pension contributions for 2007, 2008 and 2009 will be highly dependent on our actual experience over 2006, 2007 and 2008, with such variables as investment returns, interest rate fluctuations and demographic changes. If mid and long Canada bond yields remain at December 31, 2005, levels and our pension fund investment returns are approximately 8 % per annum over the next two years, we project our pension contributions to be approximately $200 million in 2007, declining to approximately $125 million in 2008. However, management expects these Canada bond yields to increase over the next two years. If the bond yields increase by 0.25 % in each of 2006 and 2007, and our pension fund achieves 8 % annual investment returns, we project our required pension contributions to be approximately $175 million in 2007, declining to approximately $75 million or less in 2008.
Restructuring
In the fourth quarter of 2005, we began a restructuring initiative to improve efficiency in our administrative areas. We plan to eliminate more than 400 management and administrative positions largely by the end of 2006. Three-quarters of the reductions are expected to be completed by the end of the first quarter of 2006. We will continue to selectively hire in specific areas of the business, as required by growth or changes in traffic patterns. In 2005, we recorded a $44.2-million special charge for the restructuring initiative.

2005 Annual Report | 39

In the second quarter of 2003, we announced a restructuring program to eliminate 820 job positions, which required a labour liability accrual of $105.5 million. At that time, annual job reductions were expected to be: 370 in 2003, 330 in 2004 and 120 in 2005. The originally targeted 820 reductions were substantially completed by the end of 2005.
We had cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in this MD&A under the sub-heading “Critical Accounting Estimates”) totalling $69.0 million in 2005, compared with $88.8 million in 2004 and $107.0 million in 2003. In 2005, payments made for all restructuring liabilities amounted to $50.6 million, compared with payments of $65.5 million in 2004 and $86.8 million in 2003. Payments in 2005 relating to the labour liabilities were $50.5 million, compared with $62.2 million in 2004 and $78.4 million in 2003.
Cash payments for all labour restructuring initiatives are expected to be $77 million in 2006, $56 million in 2007, $48 million in 2008 and a total of $123 million over the remaining years to 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete. Cash payments for restructuring and environmental initiatives are estimated to be $99 million in 2006, $81 million in 2007, $64 million in 2008 and a total of $187 million over the remaining years through 2025. These payments are expected to continue in decreasing amounts and will be funded from general operations.
CRITICAL ACCOUNTING ESTIMATES
To prepare financial statements that conform with Canadian GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes, and legal and personal injury liabilities.
The development, selection and disclosure of these estimates, as well as this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
Environmental Liabilities
We estimate the probable costs to be incurred in the remediation of property contaminated by past railway use. We screen and classify sites according to typical activities and scale of operations conducted, and we develop remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. We also consider available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. We are committed to fully meeting our regulatory and legal obligations with respect to environmental matters.
Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to “Deferred Liabilities” on our Consolidated Balance Sheet and to “Special Charges” on our Statement of Consolidated Income. Favourable court settlements would increase “Accounts Receivable” on our Consolidated Balance Sheet and decrease operating expenses.
In 2004, environmental liabilities were increased by $101.0 million, largely due to a $90.9-million charge for a property in the U.S. In 2005, environmental liabilities decreased by $22.4 million, due mainly to a $33.9-million reduction to this accrual. The accrual in 2004 and the reduction in 2005 are discussed further in this MD&A under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”.

40 | 2005 Annual Report

At December 31, 2005, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $129.4 million, of which the long-term portion amounting to $106.8 million was included in “Deferred Liabilities” and the short-term portion amounting to $22.6 million was included in “Accounts Payable and Accrued Liabilities”. Costs incurred under our environmental remediation program are charged against the accrual. Total payments were $18.4 million in 2005 and $23.3 million in 2004. The U.S. dollar-denominated portion of the liability was affected by the change in Foreign Exchange, resulting in a decrease in environmental liabilities of $2.7 million in 2005 and $0.4 million in 2004.
Pensions and Other Benefits
We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and post-employment workers’ compensation benefits. Workers’ compensation benefits are described in this section under the sub-heading “Legal and Personal Injury Liabilities”. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation, which arose from implementing the CICA Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).
“Other Assets and Deferred Charges” on our December 31, 2005, Consolidated Balance Sheet included prepaid pension costs of $944.8 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $2.5 million in “Accounts Receivable” for prepaid pension costs, $0.7 million in “Accounts Payable and Accrued Liabilities”, and $1.0 million in “Deferred Liabilities” for pension obligations.
The obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees. Fluctuations in the post-retirement benefit obligation are caused by changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million. We included post-retirement benefits accruals of $174.2 million in “Deferred Liabilities”, and post-retirement benefits accruals of $3.6 million in “Accounts Payable and Accrued Liabilities” on our December 31, 2005, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and Benefits” on our December 31, 2005, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $82.6 million in 2005, compared with $68.8 million in 2004.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $39.8 million in 2005, compared with $28.0 million in 2004. Defined benefit pension expense was $36.7 million in 2005, compared with $25.1 million in 2004. Defined contribution pension expense was $3.1 million in 2005, compared with $2.9 million in 2004. Post-retirement benefits expense in 2005 was $42.8 million, compared with $40.8 million in 2004.

2005 Annual Report | 41

Property, Plant and Equipment
We follow the group depreciation method and depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group.
Depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged and the amount of accumulated depreciation recorded as a component of “Net Properties” on our December 31, 2005, Consolidated Balance Sheet. At December 31, 2005, accumulated depreciation was $4,761.2 million. Depreciation expense relating to properties amounted to $445.1 million in 2005, compared with $407.1 million in 2004.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we deal with these prospectively by amending depreciation rates. It is anticipated that there will be changes in the weighted average useful life and salvage estimates for each property group as assets are acquired, used and retired. Significant changes in either the useful lives of properties or the salvage assumptions could result in material changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
We undertake regular depreciation studies to establish the estimated useful life of each property group and are currently undergoing a depreciation review of certain track-related properties in 2006 that could result in changes to the estimated useful lives and salvage rates of these assets. Estimated service lives and salvage rates are based on historical retirement records whenever feasible. In cases where there are new asset types or there is insufficient retirement experience, the depreciation lives and salvage parameters are based on engineering or other expert opinions in the field. In 2005, depreciation expense increased $15 million due to rate revisions mainly for miscellaneous equipment-related assets.
Future Income Taxes
We account for future income taxes in accordance with the CICA Section 3465 “Income Taxes”, which is based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at the substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.
In determining future income taxes, we make estimates and assumptions regarding future tax matters, including estimating the timing of the realization and settlement of future income tax assets (including the benefit of tax losses) and liabilities. Future income taxes are calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.
Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized, and we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.
As a result of this review, we made a further reclassification of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes) in the fourth quarter of 2005. This reclassification moved previously recognized capital losses that historically had been allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items.
Future income tax expense totalling $258.7 million was included in income taxes for 2005 and $131.5 million was included in income tax for 2004. At December 31, 2005, future income tax liabilities of $1,674.4 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for

42 | 2005 Annual Report

properties. Future income tax benefits of $108.0 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.
As discussed in this MD&A under the sub-heading “Income Taxes” in the section “Other Income Statement Items”, future income tax expense and liability were adjusted in 2003, increasing $52.7 million to reflect the new Government of Ontario income tax rates, and decreasing $59.3 million as a result of the revaluation of several components of the future income tax liability.
Legal and Personal Injury Liabilities
We are involved in litigation in Canada and the U.S. related to our business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.
These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred, current legal advice with respect to the expected outcome of the legal action, and actuarially determined assessments with respect to settlements in other similar cases. We employ experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.
A provision for incidents, claims or litigation is recorded, based on the facts and circumstances known at the time. We accrue for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, we keep a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.
With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.
Railway employees in the U.S. are not covered by a state workers’ compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.
In 2005, we conducted a study to better measure the level of accruals for asbestos claims from retired U.S. employees, and also to better calibrate the case-by-case accruals for other U.S. employee claims to recent safety and other experience trends. The result of the study was to increase our liability accrual for such claims by $4.1 million with a corresponding charge to operating expense.
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased Services and Other” on our Statement of Consolidated Income, amounted to $43.0 million in 2005 and $53.6 million in 2004.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $139.6 million, net of insurance recoveries, at December 31, 2005. The total accrual included $99.3 million in “Deferred Liabilities” and $82.3 million in “Accounts Payable and Accrued Liabilities”, offset by $0.8 million in “Other Assets and Deferred Charges” and $41.2 million in “Accounts Receivable”.
SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in the U.S. Securities Exchange Act of 1934 (as amended) Rules 13a-15(e) and 15d-15(e)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.

2005 Annual Report | 43

FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including regulation of rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada improved in the last crop year and is expected to remain stable in the current crop year, after a period of significant drought-induced decline. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.
The sustainability of recent increases in the value of the Canadian dollar relative to the U.S. dollar is unpredictable, as the value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian and international monetary policies and U.S. debt levels.
There is also continuing uncertainty with respect to security issues involving the transportation of goods in populous areas of the U.S. and Canada and the protection of North America’s rail infrastructure, including the movement of goods across the Canada-U.S. border.
The U.S. Surface Transportation Board (“STB”) established new rules governing railway mergers in 2001. The new rules have broadened the scope of competition-enhancing conditions that the STB may impose in connection with railway mergers and will likely result in increased scrutiny by the STB of proposed railway mergers.
Draft legislation amending the Canada Transportation Act, introduced in Parliament in late March 2005, was terminated when Parliament was dissolved on November 29, 2005. No assurance can be given as to the timing, content or effect on CPR of future legislation.
In addition, there are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the “Future Trends, Commitments and Risks” section and elsewhere in this MD&A with the particular forward-looking statement in question.
44 | 2005 Annual Report

GLOSSARY OF TERMS
Average number of active employees the average number of actively employed workers for the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working. This indicator is calculated by adding the monthly average employee counts and dividing the total by the number of months in the period.
Average train weights the result of dividing GTMs by train-miles. This represents the average total weight of all our trains operating over our track and track on which we have running rights.
Carloads revenue-generating shipments of containers, trailers and freight cars.
CICA Canadian Institute of Chartered Accountants.
Class 1 railway a railroad earning a minimum of US$258.5 million in revenues annually.
CPRL Canadian Pacific Railway Limited.
CPR, the Company CPRL and its subsidiaries.
Diluted EPS, before FX on LTD and other specified items a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 7.
D&H Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.
DSOP CPRL’s Directors’ Stock Option Plan.
EPS earnings per share.
EVC Elk Valley Coal Partnership, our main coal customer.
Fluidity obtaining more value from our existing assets and resources.
Foreign Exchange the value of the Canadian dollar relative to the U.S. dollar.
FRA U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.
FRA personal injuries per 200,000 employee-hours the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.
FRA train accidents per million train-miles the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$6,700 in damage.
Freight revenue per RTM the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.
FX on LTD foreign exchange gains and losses on long-term debt.
GAAP Canadian generally accepted accounting principles.
GTMs or gross ton-miles the movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.
IOP Integrated Operating Plan, the foundation for our scheduled railway operations.
LIBOR London Interbank Offered Rate.
MD&A Management’s Discussion and Analysis.
2005 Annual Report | 45

Miles of road operated the total length of all rail lines over which we operate, excluding track on which we have haulage rights. An increase in GTMs without a corresponding increase in miles of road operated indicates higher utilization of assets.
MSOIP CPRL’s Management Stock Option Incentive Plan.
Operating Ratio the ratio of total operating expenses to total revenues. A lower percentage indicates higher efficiency.
RTMs or revenue ton-miles the movement of one revenue-producing ton of freight over a distance of one mile.
Soo Line Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.
STB U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.
Train-miles a measure reflecting the distance traveled by the lead locomotive on each train operating over our track. An increase in GTMs without a corresponding increase in train-miles indicates higher efficiency.
U.S. gallons of fuel per 1,000 GTMs represents the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.
WCB Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.
WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.
46 | 2005 Annual Report

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
The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee, consisting of five members, all of whom are outside directors. This Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. It also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations.

MICHAEL T. WAITES	ROBERT J. RITCHIE
Executive Vice-President and Chief Financial Officer	Chief Executive Officer

February 20, 2006
2005 Annual Report | 47

AUDITORS’ REPORT
To the shareholders of Canadian Pacific Railway Limited
We have audited the consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2005 and 2004, and the consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with generally accepted auditing standards in Canada. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005, in accordance with generally accepted accounting principles in Canada.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 10, 2006
Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in Notes 2 and 28 to the consolidated financial statements. Our report to the shareholders dated February 10, 2006, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 10, 2006
48 | 2005 Annual Report

STATEMENT OF CONSOLIDATED INCOME

Year ended December 31 (in millions, except per share data)	2005	2004	2003

Revenues
Freight (Note 7)	$4,266.3	$3,785.1	$3,525.1
Other	125.3	117.8	135.6

	4,391.6	3,902.9	3,660.7

Operating expenses
Compensation and benefits	1,322.2	1,259.6	1,163.9
Fuel	588.0	440.0	393.6
Materials	203.3	178.5	179.2
Equipment rents	210.0	218.5	238.5
Depreciation and amortization	445.1	407.1	372.3
Purchased services and other	621.6	610.7	583.6

	3,390.2	3,114.4	2,931.1

Operating income, before the following:	1,001.4	788.5	729.6
Special charge for (reduction to) environmental remediation (Notes 4 and 21)	(33.9)	90.9	–
Special charge for (reduction to) labour restructuring and asset impairment (Notes 5 and 21)	44.2	(19.0)	215.1
Loss on transfer of assets to outsourcing firm (Note 6)	–	–	28.9

Operating income	991.1	716.6	485.6
Other charges (Note 8)	18.1	36.1	33.5
Foreign exchange gain on long-term debt	(44.7)	(94.4)	(209.5)
Interest expense (Note 9)	204.2	218.6	218.7
Income tax expense (Note 10)	270.6	143.3	41.6

Net income	$542.9	$413.0	$401.3

Basic earnings per share (Note 11)	$3.43	$2.60	$2.53

Diluted earnings per share (Note 11)	$3.39	$2.60	$2.52

See Notes to Consolidated Financial Statements.
2005 Annual Report  |   49

CONSOLIDATED BALANCE SHEET

As at December 31 (in millions)	2005	2004

Assets
Current assets
Cash and cash equivalents	$121.8	$353.0
Accounts receivable and other current assets (Note 12)	524.0	434.7
Materials and supplies	140.1	134.1
Future income taxes (Note 10)	108.0	70.2

	893.9	992.0
Investments (Note 14)	67.3	96.0
Net properties (Note 15)	8,790.9	8,393.5
Other assets and deferred charges (Note 16)	1,139.0	1,018.3

Total assets	$10,891.1	$10,499.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,032.8	$975.3
Income and other taxes payable	30.2	16.2
Dividends payable	23.7	21.0
Long-term debt maturing within one year (Note 17)	30.0	275.7

	1,116.7	1,288.2
Deferred liabilities (Note 19)	743.5	767.8
Long-term debt (Note 17)	2,970.8	3,075.3
Future income taxes (Note 10)	1,674.4	1,386.1
Shareholders’ equity (Note 22)
Share capital	1,141.5	1,120.6
Contributed surplus	241.6	300.4
Foreign currency translation adjustments	67.5	77.0
Retained income	2,935.1	2,484.4

	4,385.7	3,982.4

Total liabilities and shareholders’ equity	$10,891.1	$10,499.8

Commitments and contingencies (Note 25).
See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	J.E. Newall, Director	R. Phillips, Director
50   |  2005 Annual Report

STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in millions)	2005	2004	2003

Operating activities
Net income	$542.9	$413.0	$401.3
Add (deduct) items not affecting cash
Depreciation and amortization	445.1	407.1	372.3
Future income taxes (Note 10)	258.0	131.5	31.8
Environmental remediation charge (Note 4)	(30.9)	90.9	–
Restructuring and impairment charge (Note 5)	44.2	(19.0)	215.1
Foreign exchange gain on long-term debt	(44.7)	(94.4)	(209.5)
Amortization of deferred charges	19.5	24.7	20.3
Restructuring and environmental payments (Note 21)	(69.0)	(88.8)	(107.0)
Other operating activities, net	(91.1)	(112.2)	(365.0)
Change in non-cash working capital balances related to operations (Note 13)	(23.3)	33.2	(53.6)

Cash provided by operating activities	1,050.7	786.0	305.7

Investing activities
Additions to properties (Note 15)	(884.4)	(673.8)	(686.6)
Other investments	2.0	(2.5)	(21.9)
Net proceeds from disposal of transportation properties	13.2	10.2	8.2

Cash used in investing activities	(869.2)	(666.1)	(700.3)

Financing activities
Dividends paid	(89.5)	(81.7)	(80.8)
Issuance of CPR Common Shares	31.8	2.5	2.0
Purchase of CPR Common Shares	(80.6)	–	–
Issuance of long-term debt	–	193.7	699.8
Repayment of long-term debt	(274.4)	(16.1)	(376.6)

Cash (used in) provided by financing activities	(412.7)	98.4	244.4

Cash position
(Decrease) increase in cash and cash equivalents	(231.2)	218.3	(150.2)
Cash and cash equivalents at beginning of year	353.0	134.7	284.9

Cash and cash equivalents at end of year	$121.8	$353.0	$134.7

See Notes to Consolidated Financial Statements.
2005 Annual Report   |   51

STATEMENT OF CONSOLIDATED RETAINED INCOME

Year ended December 31 (in millions)	2005	2004	2003

Balance, January 1	$2,484.4	$2,153.9	$1,833.4
Net income for the year	542.9	413.0	401.3
Dividends	(92.2)	(82.5)	(80.8)

Balance, December 31	$2,935.1	$2,484.4	$2,153.9

See Notes to Consolidated Financial Statements.
52   |   2005 Annual Report

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2005
1. Summary of Significant Accounting Policies
Principles of Consolidation
These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries, including variable-interest entities (“VIE”) for which CPR is the primary beneficiary and the proportionate share of the accounts of jointly controlled enterprises (collectively referred to as “CPR” or “the Company”), and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.
Principal Subsidiaries
The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of the date hereof.

	Incorporated under	Percentage of voting securities
Principal subsidiary	the laws of	held directly or indirectly by the Company

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company (“Soo Line”)	Minnesota	100%
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware	100%
Mount Stephen Properties Inc. (“MSP”)	Canada	100%

Revenue Recognition
Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued as a reduction of freight revenues based on estimated volumes and contract terms as freight service is provided.
Cash and Cash Equivalents
Cash and cash equivalents includes marketable short-term investments that are readily convertible to cash. Short-term investments are stated at cost, which approximates market value.
Foreign Currency Translation
Foreign currency assets and liabilities of the Company’s operations, other than those held through self-sustaining foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in self-sustaining foreign subsidiaries, are included immediately in income.
2005 Annual Report   |   53

The accounts of the Company’s self-sustaining foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates in effect for the year for revenues and expenses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Shareholders’ Equity” as foreign currency translation adjustments (see Note 22). A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. As a result, unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.
Pensions and Other Benefits
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values, developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. The transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).
Benefits other than pensions, including health care, some workers’ compensation in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.
Materials and Supplies
Materials and supplies on hand are valued at the lower of average cost and replacement value.
Properties
Fixed asset additions and major renewals are recorded at cost. The Company capitalizes development costs for major new computer systems, including the related variable indirect costs. In addition, CPR capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less salvage, is charged to accumulated depreciation. When removal costs exceed the salvage value on assets the Company has no legal obligation to remove, the net cost is charged to income in the period in which it is incurred and not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company will review the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values will be revised to the fair value and an impairment loss will be recognized.
Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage. Usage is based on volumes of traffic.
Assets to be disposed of are included in “Other Assets and Deferred Charges” on the Consolidated Balance Sheet. They are reported at the lower of the carrying amount and fair value, less costs to sell, and are no longer depreciated.
54   |   2005 Annual Report

Equipment under capital lease is included in properties and depreciated over the period of expected use.
Estimated service life used for principal categories of properties is as follows:

Assets	Years

Diesel locomotives	28 to 32

Freight cars	23 to 47

Ties	35 to 45

Rails – in first position	21 to 30
– in other than first position	54
Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments
Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, interest rates and fuel prices. Beginning January 1, 2004, when CPR utilizes derivative instruments in hedging relationships, CPR identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. Derivative instruments that do not qualify as hedges or are not designated as hedges are carried at fair value on the Consolidated Balance Sheet in “Other Assets and Deferred Charges” or “Deferred Liabilities”. Any change in fair value is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related.
The Company from time to time enters into foreign exchange forward contracts to hedge anticipated sales in U.S. dollars, the related accounts receivable and future capital acquisitions. Foreign exchange translation gains and losses on foreign currency-denominated derivative financial instruments used to hedge anticipated U.S. dollar-denominated sales are recognized as an adjustment of the revenues when the sale is recorded. Those used to hedge future capital acquisitions are recognized as an adjustment of the property amount when the acquisition is recorded.
The Company from time to time enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.
The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.
The Company has a fuel-hedging program under which CPR acquires future crude oil contracts for a percentage of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, foreign exchange forward contracts are used as part of the fuel-hedging program to manage the foreign exchange variability component of CPR’s fuel price risk. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.
2005 Annual Report   |   55

Restructuring Accrual and Environmental Remediation
Restructuring liabilities are recorded at their present value. The discount related to liabilities incurred in 2003 and subsequent years is amortized to “Compensation and Benefits” and “Purchased Services and Other” over the payment period. The discount related to liabilities incurred prior to 2003 is amortized to “Other Charges” over the payment period. Environmental remediation accruals cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Deferred Liabilities”, except for the current portion, which is recorded in “Accounts Payable and Accrued Liabilities”.
Income Taxes
The Company follows the liability method of accounting for income taxes. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on future income tax assets and liabilities is recognized in income in the period during which the change occurs.
Earnings Per Share
Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the Treasury Stock Method for determining the dilutive effect of options.
Stock-based Compensation
CPR follows the fair value-based approach to accounting for stock-based compensation applying to options issued for years beginning in 2003. Compensation expense and an increase in contributed surplus are recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined using the Black-Scholes option-pricing model. The Company provides pro forma basis net income and earnings per share information in “Stock-based Compensation” (see Note 24) for the fair value of options granted between January 1 and December 31, 2002.
Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from contributed surplus and credited to share capital. Compensation expense is also recognized for stock appreciation rights (“SAR”), deferred share units (“DSU”) and employee share purchase plans by amortizing the cost over the vesting period, with the liability for SARs and DSUs marked-to-market until exercised. Forfeitures and cancellations of SARs and DSUs are accounted for when they occur. The SAR liability is settled to “Share Capital” when a SAR is cancelled due to the exercise of a tandem option (see Note 24).
2. New Accounting Policies
Hedging Transactions
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instrument that fails to meet the hedging criteria will be accounted for in accordance with the CICA Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments” (“EIC 128”). These instruments are recorded on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in income in the period in which the change occurs.
56   |   2005 Annual Report

In connection with the implementation of AcG 13, the Company considered its hedging relationships at January 1, 2004, and determined that its cross-currency interest rate swap agreements, with a notional amount of CDN$105 million at December 31, 2003, no longer qualified for hedge accounting for GAAP purposes. At January 1, 2004, an unrealized gain of $2.2 million was recorded in “Deferred Liabilities” on the Consolidated Balance Sheet and is being recognized in income over the remaining seven-year term of the originally designated hedged item.
Beginning January 1, 2004, derivative instruments that do not qualify as hedges and those not designated as hedges are carried on the Consolidated Balance Sheet at fair value and result in gains and losses being recorded on the Statement of Consolidated Income. The earnings impact of these non-hedging derivative instruments in 2005 was a $6.6-million pre-tax gain (2004 – $1.5 million pre-tax gain), which was reported as “Gain on Non-hedging Derivative Instruments” in “Other Charges” (see Note 8).
3.   Future Accounting Changes
Non-monetary Transactions
In June 2005, the CICA issued Accounting Standard Section 3831 “Non-Monetary Transactions” effective January 1, 2006. It will be applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair values of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. Currently, non-monetary transactions that do not constitute the culmination of the earnings process are recorded at carrying value. There is no current impact to CPR of adopting this new standard as it applies prospectively to future non-monetary transactions.
Financial Instruments, Hedging and Comprehensive Income
The CICA issued the following accounting standards effective for fiscal years beginning on or after October 1, 2006: Accounting Standard Section 3855 “Financial Instruments, Recognition and Measurement”, Accounting Standard Section 3861 “Financial Instruments, Presentation and Disclosure”, Accounting Standard Section 3865 “Hedging” and Accounting Standard Section 1530 “Comprehensive Income”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income.
Financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as loans and receivables and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in “Accumulated Other Comprehensive Income”, a component of “Shareholders’ Equity” (on the Consolidated Balance Sheet), with any ineffective portions of gains and losses on hedges taken into income immediately. Adoption of these standards is not expected to have a material impact on net income.
4.   Special Charge for (Reduction to) Environmental Remediation
In the fourth quarter of 2004, CPR recorded a special charge of $90.9 million (see Note 21) for investigation, characterization, remediation and other applicable actions related to environmental contamination at a CPR-owned property in the U.S., which includes areas previously leased to third parties. CPR is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. In 2005, CPR filed with the State of Minnesota a response action plan for the east side of the property.
2005 Annual Report   |   57

In the third quarter of 2005, a binding settlement was reached relating to a lawsuit with a potentially responsible party in relation to portions of past environmental contamination at the above-mentioned CPR-owned property. As a result, the lawsuit against this party was dismissed. CPR reduced accrued liabilities related to this property and recognized a total reduction of $33.9 million to the special charge for environmental remediation recorded in 2004 (see Note 21).
5. Special Charge for (Reduction to) Labour Restructuring and Asset Impairment
In the fourth quarter of 2005, CPR recorded a special charge of $44.2 million for a labour restructuring initiative. The job reductions, mostly in management and administrative positions, will be substantially completed in 2006 (see Note 21).
In the fourth quarter of 2004, upon receiving partial regulatory approval for a new arrangement with another rail carrier, CPR recorded a reduction of $19.0 million (US$16.0 million) related to a $21.8-million accrual originally recorded in 2003, as noted below, for labour restructuring on the D&H (see Note 21).
In the second quarter of 2003, CPR recorded a special charge of $215.1 million for restructuring and a write-down of unproductive assets. The special charge was comprised of: $105.5 million to accrue for labour liabilities resulting from a Company-wide productivity-driven job reduction initiative; a $102.7-million write-down to fair value, based on estimated future discounted cash flows, of the assets of the D&H; and a total $6.9-million write-down of two non-beneficial investments – the assets in a supply chain management subsidiary and an investment in an industry-wide procurement entity. The job reductions were substantially complete by the end of 2005. However, ongoing payments of termination benefits to certain employees are expected to continue to 2009. The $105.5-million accrual included $2.0 million for future rental payments for leased space no longer being used by the Company as a result of downsizing (see Note 21). The $102.7-million write-down included a $21.8-million (US$16.0 million) accrual for the impact of labour restructuring on the D&H (see Note 21).
6. Loss on Transfer of Assets to Outsourcing Firm
In 2003, CPR and IBM Canada Ltd. (“IBM”) entered into a seven-year agreement for IBM to operate and enhance the Company’s computing infrastructure. CPR incurred a loss of $28.9 million on the transfer of computer assets to IBM at the start of the arrangement.
7. Change in Accounting Estimate
During 2005, the Company prospectively recorded a $23.4-million adjustment to increase revenues in 2005 related to services provided in 2004. The adjustment reflected a change in estimate primarily as a result of a contract settlement with a customer.
8. Other Charges

(in millions)	2005	2004	2003

Amortization of discount on accruals recorded at present value	$15.4	$19.1	$20.3
Other exchange (gains) losses	(2.2)	11.7	0.4
Loss on sale of accounts receivable (Note 12)	3.5	2.9	4.1
Gain on non-hedging derivative instruments	(6.6)	(1.5)	–
Other	8.0	3.9	8.7

Total other charges	$18.1	$36.1	$33.5

58   |   2005 Annual Report

9. Interest Expense

(in millions)	2005	2004	2003

Interest expense	$211.8	$223.9	$226.4
Interest income	(7.6)	(5.3)	(7.7)

Net interest expense	$204.2	$218.6	$218.7

Gross cash interest payments	$199.6	$219.0	$228.7

10. Income Taxes
The following is a summary of the major components of the Company’s income tax expense:

(in millions)	2005	2004	2003

Canada (domestic)
Current income tax expense	$10.3	$10.6	$9.2

Future income tax expense
Origination and reversal of temporary differences	213.9	162.4	144.4
Effect of tax rate increases	–	–	51.6
Recognition of previously unrecorded tax losses	(17.2)	(29.1)	(59.1)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	(2.1)	(8.7)	(34.6)
Other	(1.0)	(14.5)	(58.2)

Total future income tax expense	193.6	110.1	44.1

Total income taxes (domestic)	$203.9	$120.7	$53.3

Other (foreign)
Current income tax expense	$2.3	$1.2	$0.6

Future income tax expense
Origination and reversal of temporary differences	64.4	23.2	10.4
Recognition of previously unrecorded tax losses	–	–	(22.7)
Other	–	(1.8)	–

Total future income tax expense	64.4	21.4	(12.3)

Total income taxes (foreign)	$66.7	$22.6	$(11.7)

Total
Current income tax expense	$12.6	$11.8	$9.8
Future income tax expense	258.0	131.5	31.8

Total income taxes (domestic and foreign)	$270.6	$143.3	$41.6

2005 Annual Report   |   59

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

(in millions)	2005	2004

Future income tax assets
Restructuring liability	$97.3	$101.2
Amount related to tax losses carried forward	132.6	164.6
Liabilities carrying value in excess of tax basis	44.4	38.0
Future environmental remediation costs	47.7	65.0
Other	35.8	30.8

Total future income tax assets	357.8	399.6

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,570.6	1,379.7
Other long-term assets carrying value in excess of tax basis	338.6	303.7
Other	15.0	32.1

Total future income tax liabilities	1,924.2	1,715.5

Net future income tax liabilities	1,566.4	1,315.9
Net current future income tax assets	108.0	70.2

Net long-term future income tax liabilities	$1,674.4	$1,386.1

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions)	2005	2004	2003

Expected income tax expense at Canadian statutory tax rates	$291.8	$202.4	$168.0
Increase (decrease) in taxes resulting from:
Large corporations tax	8.3	5.9	11.1
Gains not subject to tax	(22.0)	(31.8)	(50.5)
Foreign tax rate differentials	2.7	6.8	19.2
Effect of tax rate increases	–	–	51.6
Recognition of previously unrecorded tax losses	(17.2)	(29.1)	(81.8)
Other	7.0	(10.9)	(76.0)

Income tax expense	$270.6	$143.3	$41.6

60   |   2005 Annual Report

The Company had no unrecognized capital losses at December 31, 2005. At December 31, 2004, there were $333.7 million of unrecognized capital losses available indefinitely for Canadian tax purposes.
In determining its future income taxes, the Company makes estimates and assumptions regarding future tax matters. During 2003, the Company revalued various components of its future income tax liability and reduced the estimate of its future income tax liability by $59.3 million.
11. Earnings Per Share
At December 31, 2005, the number of shares outstanding was 158.2 million (2004 – 158.8 million).
Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.
Diluted earnings per share have been calculated using the Treasury Stock Method, which gives effect to the dilutive value of outstanding options. After the spin-off of CPR from Canadian Pacific Limited (“CPL”) in October 2001, CPL stock options held by CPL employees were exchanged for CPR replacement options. At December 31, 2005, there were 0.4 million replacement options outstanding (2004 – 0.4 million; 2003 – 0.5 million). Since the spin-off, CPR has issued new stock options to CPR employees. At December 31, 2005, there were 5.5 million new options outstanding (2004 – 5.6 million; 2003 – 4.5 million). These new option totals at December 31, 2005, exclude 2.0 million options (2004 – 1.7 million; 2003 – 1.2 million) for which there are tandem SARs outstanding, as these are not included in the dilution calculation (see Note 24).
The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2005	2004	2003

Weighted average shares outstanding	158.4	158.7	158.5
Dilutive effect of stock options	1.7	0.4	0.6

Weighted average diluted shares outstanding	160.1	159.1	159.1

(in dollars)	2005	2004	2003

Basic earnings per share	$3.43	$2.60	$2.53

Diluted earnings per share	$3.39	$2.60	$2.52

In 2005, 1,000 options (2004 – 634,639; 2003 – 306,426) were excluded from the computation of diluted earnings per share because their effects were not dilutive.
12. Sale of Accounts Receivable
In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CPR is not the primary beneficiary. The Company may increase the sale amount up to a program limit of $200.0 million. At December 31, 2005, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2004 – $120.0 million).
2005 Annual Report   |   61

The undivided co-ownership interest is sold on a fully serviced basis and the Company receives no fee for ongoing servicing responsibilities. The average servicing period is approximately one month. A servicing asset of $0.1 million and a liability of $0.1 million have been recorded, as the benefit the Company derives from servicing the receivables approximates the value of the activity.
Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits.
The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2005, allowances of $8.0 million (2004 – $5.8 million) were recorded in “Accounts Receivable”. During 2005, $0.5 million of accounts receivable (2004 – $2.8 million) were written off to “Freight Revenues”.
The Company provides a credit enhancement amount to absorb credit losses. The trust has no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. This amount is recognized by the Company as a retained interest and included in accounts receivable. At December 31, 2005, the fair value of the retained interest was 16.2 % of the receivables sold or $19.5 million (2004 – 14.8 % or $17.8 million). The fair value approximated carrying value as a result of the short collection cycle and negligible credit losses. The Company cannot enter into an agreement with a third party with respect to its retained interest.
The securitization program is subject to standard reporting and credit-rating requirements for CPR. The reporting includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Service and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program.
In 2005, the Company recognized a loss of $3.5 million (2004 – $2.9 million; 2003 – $4.1 million) on the securitization program. The loss is included in “Other Charges” on the Statement of Consolidated Income.
The table below summarizes certain cash flows related to the transfer of receivables:

	2005	2004

Proceeds from new securitizations	$–	$120.0
Proceeds from collections reinvested	$1,480.6	$382.4

13. Change in Non-cash Working Capital Balances Related to Operations

(in millions)	2005	2004	2003

(Use) source of cash:
Accounts receivable and other current assets	$(61.8)	$(39.0)	$45.2
Materials and supplies	(14.6)	(35.5)	2.5
Accounts payable and accrued liabilities	39.1	112.3	(76.3)
Income and other taxes payable	14.0	(4.6)	(25.0)

Change in non-cash working capital	$(23.3)	$33.2	$(53.6)

62   |   2005 Annual Report

14. Investments

(in millions)	2005	2004

Rail investments accounted for on an equity basis	$34.7	$74.7
Other investments accounted for on a cost basis	32.6	21.3

Total investments	$67.3	$96.0

Effective January 1, 2005, CPR’s 50 % investment in the Detroit River Tunnel Partnership was accounted for on a proportionate consolidation basis.
Income from CPR’s investment in the Detroit River Tunnel Partnership was $8.2 million in 2005 (2004 – $6.2 million; 2003 –$14.6 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.6 million in 2005 (2004 – $0.9 million; 2003 – nil). CPR’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $3.0 million in 2005 (2004 – $2.5 million; 2003 – $2.4 million). Equity income (loss) is recorded in “Other” revenues on the Statement of Consolidated Income.
15. Net Properties

		Accumulated	Net book
(in millions)	Cost	depreciation	value

2005
Track and roadway	$8,180.0	$2,614.2	$5,565.8
Buildings	329.7	143.0	186.7
Rolling stock	3,448.5	1,395.7	2,052.8
Other	1,610.5	624.9	985.6

Total net properties	$13,568.7	$4,777.8	$8,790.9

2004
Track and roadway	$7,667.1	$2,482.7	$5,184.4
Buildings	319.7	128.4	191.3
Rolling stock	3,323.2	1,319.8	2,003.4
Other	1,566.1	551.7	1,014.4

Total net properties	$12,876.1	$4,482.6	$8,393.5

At December 31, 2005, software development costs of $575.6 million (2004 – $596.5 million) and accumulated depreciation of $230.0 million (2004 – $202.8 million) were included in the category “Other”. Additions during 2005 were $14.7 million (2004 – $30.3 million; 2003 – $31.7 million) and depreciation expense was $52.3 million (2004 – $53.6 million; 2003 – $55.3 million).
At December 31, 2005, net properties included $401.0 million (2004 – $396.9 million) of assets held under capital lease at cost and related accumulated depreciation of $98.7 million (2004 – $83.5 million).
2005 Annual Report   |   63

During 2005, capital assets were acquired under the Company’s capital program at an aggregate cost of $906.0 million (2004 – $686.3 million; 2003 – $699.0 million), $0.6 million of which were acquired by means of capital leases (2004 – nil; 2003 – nil). Cash payments related to capital purchases were $884.4 million in 2005 (2004 – $673.8 million; 2003 –$686.6 million). At December 31, 2005, $9.4 million (2004 – $0.2 million; 2003 – $12.4 million) remained in accounts payable related to the above purchases.
16. Other Assets and Deferred Charges

(in millions)	2005	2004

Prepaid pension costs	$944.8	$838.3
Other(1)	194.2	180.0

Total other assets and deferred charges	$1,139.0	$1,018.3

(1) At December 31, 2005, the category “Other” included assets held for sale that had a carrying value of $37.1 million (2004 – nil) that were reclassified from “Net Properties”.
17. Long-term Debt

	Currency in
(in millions)	which payable	2005	2004

6.250 % Notes due 2011	US$	$465.2	$480.8
7.125 % Debentures due 2031	US$	407.1	420.7
9.450 % Debentures due 2021	US$	290.7	300.5
5.750 % Debentures due 2033	US$	290.7	300.5
7.20 % Medium Term Notes due 2005	CDN$	–	250.0
4.90 % Medium Term Notes due 2010	CDN$	350.0	350.0
5.41 % Senior Secured Notes due 2024	US$	163.6	172.6
6.91 % Secured Equipment Notes due 2006 – 2024	CDN$	229.3	235.0
7.49 % Equipment Trust Certificates due 2006 – 2021	US$	137.6	144.2
Secured Equipment Loan due 2006 – 2007	US$	143.1	153.4
Secured Equipment Loan due 2006 – 2015	CDN$	154.0	156.2
Obligations under capital leases due 2006 – 2022 (6.85% – 7.65%)	US$	320.8	335.3
Obligations under capital leases due 2006 (7.88% – 10.93%)	CDN$	0.3	0.9
Bank loan payable on demand due 2010 (5.883%)	CDN$	4.5	4.3
Other	US$	0.2	0.4

		2,957.1	3,304.8
Perpetual 4 % Consolidated Debenture Stock	US$	35.6	36.8
Perpetual 4 % Consolidated Debenture Stock	GB£	8.1	9.4

		3,000.8	3,351.0
Less: Long-term debt maturing within one year		30.0	275.7

		$2,970.8	$3,075.3

64   |   2005 Annual Report

At December 31, 2005, long-term debt denominated in U.S. dollars was US$1,938.6 million (2004 – US$1,951.1 million).
Interest on each of the following instruments is paid semi-annually: 6.250 % Notes and 7.125 % Debentures on April 15 and October 15; 9.450 % Debentures on February 1 and August 1; and 5.750 % Debentures on March 15 and September 15 of each year. All of these Notes and Debentures are unsecured but carry a negative pledge.
The 5.41 % Senior Secured Notes due 2024 are secured by specific locomotive units with a carrying value at
December 31, 2005, of $198.4 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.
The 7.20 % Medium Term Notes due 2005 were unsecured but carried a negative pledge. Interest was paid semi-annually in arrears on June 28 and December 28 of each year. The final interest payment and principal repayment occurred on June 28, 2005.
The 4.90 % Medium Term Notes due 2010 are unsecured but carry a negative pledge. Interest is paid semi-annually in arrears on June 15 and December 15 of each year.
The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2005, of $204.0 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Commencing April 1, 2005, and continuing on April 1 and October 1 of each year, the Company pays equal blended semi-annual payments of principal and interest of $10.9 million. Final payment of principal and interest is due October 1, 2024.
The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2005, of $151.0 million. Semi-annual interest payments of US$4.5 million were made on January 15 and July 15 of each year, up to and including January 15, 2005. Beginning on July 15, 2005, and continuing on January 15 and July 15 of each year, the Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final payment of principal is due January 15, 2021.
The Secured Equipment Loan due 2006-2007 is secured by specific units of rolling stock with a carrying value at
December 31, 2005, of $189.1 million. The interest rate is floating and is calculated based on a blend of one-month and three-month average London Interbank Offered Rate (“LIBOR”) plus a spread (2005 – 5.90%; 2004 – 1.99%). The Company makes blended payments of principal and interest quarterly on February 20, May 20, August 20 and November 20 of each year.
The Secured Equipment Loan due 2006-2015 is secured by specific locomotive units with a carrying value of $167.3 million at December 31, 2005. The interest rate is floating and is calculated based on a six-month average Canadian Dollar Offered Rate (“CDOR”) (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2005 – 3.02%; 2004 – 3.22%). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.
The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2005, was $173.7 million (2004 – $163.8 million). The Company has offset against this loan a financial asset of $169.2 million (2004 – $159.6 million) with the same financial institution.
The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.
Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2005 are (in millions): 2006 – $23.5; 2007 – $159.2; 2008 – $18.7; 2009 – $19.7; 2010 – $374.5.
2005 Annual Report  |  65

At December 31, 2005, capital lease obligations included in long-term debt were as follows:

		Capital
(in millions)	Year	leases

Minimum lease payments in:	2006	$28.8
	2007	29.8
	2008	29.8
	2009	31.3
	2010	46.1
	Thereafter	384.5

Total minimum lease payments		550.3
Less: Imputed interest		229.2

Present value of minimum lease payments		321.1
Less: Current portion		6.5

Long-term portion of capital lease obligations		$314.6

The carrying value of the assets securing the capital lease obligations was $302.3 million at December 31, 2005.
18. Financial Instruments
Foreign Exchange Forward Contracts
Exposure to changes arising from fluctuations in the exchange rate between Canadian and U.S. dollars on future revenue streams has been partially managed by selling forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2005, the Company had contracts to sell approximately US$58.9 million in 2006 at exchange rates ranging from 1.1994 to 1.2019 (2004 – US$98.3 million in 2005 and 2006 at exchange rates ranging from 1.1985 to 1.2048). At December 31, 2005, the unrealized gain on foreign exchange forward contracts was CDN$2.5 million (2004 – CDN$0.2 million).
Commodity Contracts
Exposure to fluctuations in fuel prices has been partially managed by selling or purchasing crude oil swaps. At December 31, 2005, the Company had entered into swap contracts, which are accounted for as cash flow hedges, to purchase approximately 1,746,000 barrels (2004 – 3,764,000 barrels) over the 2006-2009 period at average annual prices ranging from US$30.51 to US$38.19 per barrel (2004 – US$30.51 to US$38.19 over the 2005-2009 period). At December 31, 2005, the unrealized gain on crude oil swaps was CDN$59.2 million (2004 – CDN$32.0 million). The Company from time to time uses foreign exchange forward contracts to manage the risk caused by foreign exchange variability on fuel purchases and commodity hedges. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel. At December 31, 2005, the Company had entered into forward contracts totalling US$63.5 million over the 2006-2009 period at exchange rates ranging from 1.2226 to 1.3008 (2004 – US$146.6 million over the 2005-2009 period at exchange rates ranging from 1.2226 to 1.3008), which are accounted for as cash flow hedges. At December 31, 2005, the unrealized loss on these forward contracts was CDN$7.2 million (2004 – CDN$8.8 million).
66   |  2005 Annual Report

Interest Rate Contracts
At December 31, 2003, the Company had outstanding cross-currency interest rate swap agreements, which were accounted for as a hedge, for a nominal amount of CDN$105.0 million. These swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 4.90 % Medium Term Notes. At December 31, 2003, the unrealized gain on these cross-currency interest rate swap agreements was CDN$2.2 million. Effective January 1, 2004, in connection with the implementation of AcG 13 “Hedging Relationships”, the Company determined that these swap agreements no longer qualified for hedge accounting (see Note 2). The unrealized gain of CDN$2.2 million was recorded in “Deferred Liabilities” on the Consolidated Balance Sheet and is being amortized to “Other Charges” over the remaining seven-year term of the originally designated hedged item. In addition, net swap income based on settlements of the swaps during 2004 was recorded in “Other Charges”. In July 2004, the Company terminated these agreements and realized a loss of CDN$2.2 million, which was recorded in “Other Charges”.
At December 31, 2005, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a nominal amount of US$200.0 million (2004 – US$200.0 million). The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2005, the unrealized loss on these interest rate swap agreements was CDN$0.2 million (2004 – CDN$8.8 million gain).
The following table discloses the terms of the swap agreements at December 31, 2005:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$232.6
Fixed receiving rate	6.250%
Variable paying rate(1)	4.9%

(1) Based on U.S. three-month LIBOR.
In 2004, the Company entered into agreements that established the borrowing rate on US$200.0 million of long-term debt, which was expected to be issued in the first half of 2005. Unrealized gains on this arrangement, which was accounted for as a cash flow hedge, were CDN$1.8 million at December 31, 2004. In the first quarter of 2005, the hedge was terminated as the Company decided not to issue the debt and the $5.8-million gain on settlement was recorded in “Other Charges”.
During 2004, the Company recorded losses of CDN$2.0 million on six treasury rate locks totalling US$124.0 million to fix the benchmark rate on the 5.41 % US$145.0-million Senior Secured Notes offering issued in March 2004. These treasury rate locks were accounted for as a cash flow hedge and the losses are being amortized over the 20-year life of the existing financing.
Credit Risk Management
Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. However, the Company does not anticipate such non-performance because dealings have been with counterparties of high credit quality. In addition, the Company believes there are no significant concentrations of credit risk.
2005 Annual Report   |   67

Interest Rate Exposure and Fair Values
The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following tables:

2005		Fixed interest rate maturing in
	At floating		2007	2011	Total carrying
(in millions)	interest rates	2006	to 2010	and after	value	Fair value

Financial assets
Cash and short-term investments	$121.8	$–	$–	$–	$121.8	$121.8

Financial liabilities
6.250 % Notes	–	–	–	465.2	465.2	494.1
7.125 % Debentures	–	–	–	407.1	407.1	488.7
9.450 % Debentures	–	–	–	290.7	290.7	397.6
5.750 % Debentures	–	–	–	290.7	290.7	303.0
4.90 % Medium Term Notes due 2010	–	–	350.0	–	350.0	357.2
5.41 % Senior Secured Notes due 2024	–	3.6	16.5	143.5	163.6	165.7
6.91 % Secured Equipment Notes	–	6.1	29.1	194.1	229.3	268.8
7.49 % Equipment Trust Certificates	–	2.9	13.8	120.9	137.6	163.5
Secured Equipment Loan due 2007	143.1	–	–	–	143.1	143.1
Secured Equipment Loan due 2015	154.0	–	–	–	154.0	154.0
4 % Consolidated Debenture Stock	–	–	–	43.7	43.7	38.8
Obligations under capital leases	–	6.5	51.8	262.8	321.1	369.6
Bank loan payable on demand	–	4.5	–	–	4.5	4.5
Other	–	0.2	–	–	0.2	0.2
Foreign exchange forward contracts on future revenue streams	–	–	–	–	–	2.5
Crude oil swaps	–	–	–	–	–	59.2
Foreign exchange forward contracts on fuel	–	–	–	–	–	(7.2)
Interest rate swaps	232.6	–	–	(232.6)	–	(0.2)

Total financial liabilities					$3,000.8	$3,403.1

68   |   2005 Annual Report

2004	Fixed interest rate maturing in
	At floating		2006	2010	Total carrying
(in millions)	interest rates	2005	to 2009	and after	value	Fair value

Financial assets
Cash and short-term investments	$353.0	$–	$–	$–	$353.0	$353.0

Financial liabilities
6.250% Notes	–	–	–	480.8	480.8	530.0
7.125% Debentures	–	–	–	420.7	420.7	501.7
9.450% Debentures	–	–	–	300.5	300.5	419.9
5.750% Debentures	–	–	–	300.5	300.5	306.5
7.20% Medium Term Notes due 2005	–	250.0	–	–	250.0	255.3
4.90% Medium Term Notes due 2010	–	–	–	350.0	350.0	359.6
5.41% Senior Secured Notes due 2024	–	3.5	16.1	153.0	172.6	180.5
6.91% Secured Equipment Notes	–	5.7	27.1	202.2	235.0	270.4
7.49% Equipment Trust Certificates	–	2.1	13.3	128.8	144.2	177.2
Secured Equipment Loan due 2007	153.4	–	–	–	153.4	153.4
Secured Equipment Loan due 2015	156.2	–	–	–	156.2	156.2
4% Consolidated Debenture Stock	–	–	–	46.2	46.2	38.3
Obligations under capital leases	–	4.7	31.7	299.8	336.2	396.9
Bank loan payable on demand	–	4.3	–	–	4.3	4.3
Other	–	0.2	0.2	–	0.4	0.4
Foreign exchange forward contracts on future revenue streams	–	–	–	–	–	(0.2)
Crude oil swaps	–	–	–	–	–	32.0
Foreign exchange forward contracts on fuel	–	–	–	–	–	(8.8)
Interest rate swaps	240.4	–	–	(240.4)	–	8.8
Interest rate locks	–	–	–	–	–	1.8

Total financial liabilities					$3,351.0	$3,784.2

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
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
•	Short-term financial assets and liabilities are valued at their carrying amounts as presented on the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

•	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2005 and 2004. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

•	The fair value of derivative instruments is estimated as the unrealized gain or loss calculated based on market prices or rates at December 31, 2005 and 2004, which generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the applicable Consolidated Balance Sheet date.
2005 Annual Report | 69

19. Deferred Liabilities

(in millions)	2005	2004

Provision for restructuring and environmental remediation (Note 21)	$398.8	$448.7
Deferred workers’ compensation and personal injury accruals	162.8	177.1
Accrued employee benefits	177.8	151.0
Asset retirement obligations (Note 20)	32.9	32.4
Fibre optics rights-of-way deferred revenue	45.1	48.8
Stock-based compensation liabilities	46.4	29.2
Other	70.8	63.0

	934.6	950.2
Less: Amount payable/realizable within one year	191.1	182.4

Total deferred liabilities	$743.5	$767.8

Fibre optics rights-of-way deferred revenue is being amortized to income on a straight-line basis over the related lease terms.
20. Asset Retirement Obligations
The Company has two liabilities related to asset retirement obligations (“ARO”) recorded in “Deferred Liabilities”. These liabilities are discounted at 6.25%. The accretion expense related to these AROs in 2005 was $2.1 million (2004 –$2.0 million; 2003 – $1.9 million), offset by payments made of $0.6 million (2004 – $1.2 million; 2003 – nil) and a reduction of $1.0 million due to sale of the related asset, thereby increasing the ARO liability to $32.9 million at December 31, 2005 (2004 – $32.4 million; 2003 – $31.6 million). Accretion expense is included in “Depreciation and Amortization” on the Statement of Consolidated Income.
Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $55.4 million at December 31, 2005 (2004 – $59.4 million), which, when present valued, was $31.8 million at December 31, 2005 (2004 – $31.4 million). The payments are expected to be made in the 2006-2054 period.
The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2005, was $14.6 million (2004 – $13.9 million), which, when present valued, was $1.1 million at December 31, 2005 (2004 – $1.0 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is estimated to be in 39 years.
21. Restructuring Accrual and Environmental Remediation
At December 31, 2005, the provision for restructuring and environmental remediation was $398.8 million (2004 – $448.7 million). The restructuring provision was primarily for labour liabilities for restructuring plans, including those discussed in “Special Charge for (Reduction to) Labour Restructuring and Asset Impairment” (see Note 5). Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites, as well as a special charge taken in 2004 related to a specific property (see Note 4).
70 | 2005 Annual Report

Set out below is a reconciliation of CPR’s liabilities associated with its restructuring and environmental remediation programs:

					Foreign	Closing
	Opening balance			Amortization	exchange	balance
(in millions)	Jan. 1	Accrued	Payments	of discount(1)	impact	Dec. 31

Year ended December 31, 2005
Labour liability for terminations and severances	$269.7	$33.6	$(50.5)	$12.0	$(1.2)	$263.6
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1	(0.2)	5.8

Total restructuring liability	275.8	33.5	(50.6)	12.1	(1.4)	269.4

Environmental remediation program	172.9	(22.4)	(18.4)	–	(2.7)	129.4

Total restructuring and environmental remediation liability	$448.7	$11.1	$(69.0)	$12.1	$(4.1)	$398.8

Year ended December 31, 2004
Labour liability for terminations and severances	$358.2	$(36.4)	$(62.2)	$16.2	$(6.1)	$269.7
Other non-labour liabilities for exit plans	9.2	0.9	(3.3)	0.4	(1.1)	6.1

Total restructuring liability	367.4	(35.5)	(65.5)	16.6	(7.2)	275.8

Environmental remediation program	94.8	101.0	(23.3)	–	0.4	172.9

Total restructuring and environmental remediation liability	$462.2	$65.5	$(88.8)	$16.6	$(6.8)	$448.7

Year ended December 31, 2003
Labour liability for terminations and severances	$313.0	$126.5	$(78.4)	$12.5	$(15.4)	$358.2
Other non-labour liabilities for exit plans	13.3	1.9	(8.4)	0.5	1.9	9.2

Total restructuring liability	326.3	128.4	(86.8)	13.0	(13.5)	367.4

Environmental remediation program	115.5	5.5	(20.2)	–	(6.0)	94.8

Total restructuring and environmental remediation liability	$441.8	$133.9	$(107.0)	$13.0	$(19.5)	$462.2

(1)	Amortization of Discount is charged to income as “Compensation and Benefits” (2005 – $0.7 million; 2004 – nil; 2003 – nil), “Purchased Services and Other” (2005 – $2.3 million; 2004 – $4.9 million; 2003 – nil) and “Other Charges” (2005 – $9.2 million; 2004 – $11.7 million; 2003 – $13.0 million), as applicable.
New accruals and adjustments to previous accruals were $11.1 million in 2005, compared with $65.5 million in 2004 and $133.9 million in 2003.
2005 Annual Report | 71

In 2005, CPR established new restructuring initiatives to reduce labour costs, primarily in management and administrative areas, which are to be substantially completed in 2006. These initiatives required recording a special charge of $44.2 million for labour restructuring, which included $43.1 million for labour restructuring liabilities and $1.1 million for accelerated recognition of stock-based compensation (included elsewhere in “Deferred Liabilities” and in “Contributed Surplus”). This charge was partially offset by a net reduction of $9.6 million (included in “Compensation and Benefits” and “Purchased Services and Other”), largely due to experience gains on previously accrued amounts and minor new initiatives. The adjustment to the environmental remediation program was largely due to a binding settlement reached during the third quarter of 2005 with a potentially responsible party, resulting in a reduction of $33.9 million to the special charge recorded in 2004 (see Note 4), including a $30.3-million reduction in the environmental liability. The $30.3-million reduction was partially offset by $7.9 million of other adjustments, due largely to monitoring and technical support costs related to multi-year sites.
In 2004, CPR reversed a $19.0-million labour liability accrued in 2003 (see Note 5) and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives, due mainly to experience gains on cost of terminations. In addition, the Company recorded a $90.9-million charge (see Note 4), which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million noted above) and a reduction in “Other Assets and Deferred Charges” of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.
The $133.9-million increase in the accrual in 2003 was due to new restructuring provisions totalling $127.3 million (see Note 5) and a further net increase of $1.1 million in the restructuring liability. The environmental remediation liability also increased by $5.5 million, as the accruals were adjusted for sites included in the multi-year soil remediation program.
22. Shareholders’ Equity
Authorized and Issued Share Capital
The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2005, no Preferred Shares had been issued.
An analysis of Common Share balances is as follows:

	2005		2004
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.8	$1,120.6	158.7	$1,118.1
Shares issued under stock option plans	1.2	33.4	0.1	2.5
Shares repurchased	(1.8)	(12.5)	–	–

Share capital, December 31	158.2	$1,141.5	158.8	$1,120.6

Included above in “Shares Issued Under Stock Option Plans” is $0.9 million (2004 – nil) related to the cancellation of the stock appreciation rights liability on exercise of tandem stock options, and $0.7 million (2004 – nil) of stock-based compensation transferred from “Contributed Surplus”.
72 | 2005 Annual Report

Contributed Surplus
An analysis of contributed surplus balances is as follows:

(in millions)	2005	2004

Contributed surplus, January 1	$300.4	$294.6
Stock-based compensation related to stock options issued	9.3	5.8
Shares repurchased	(68.1)	–

Contributed surplus, December 31	$241.6	$300.4

Included above in “Stock-based Compensation Related to Stock Options Issued” is a reduction of $0.7 million (2004 – nil) of stock-based compensation transferred to “Share Capital”.
In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6 % of the approximately 159.0 million Common Shares outstanding just prior to the filing date. Share purchases may be made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus. Three days are required for share repurchase transactions to be settled and the shares cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. In 2005, 1,761,000 shares were repurchased at an average price of $45.77.
Foreign Currency Translation Adjustments
Included in equity are the following cumulative foreign currency translation adjustments:

(in millions)	2005	2004

Balance, January 1	$77.0	$88.0
Change in foreign currency translation rates on foreign subsidiaries	(19.1)	(50.6)

Balance, December 31, before designated hedge	57.9	37.4
Designated hedge, net of tax	9.6	39.6

Balance, December 31, including designated hedge	$67.5	$77.0

For the year ended December 31, 2005, the Company recorded future income taxes of $2.1 million on the designated hedge (2004 – $8.7 million).
2005 Annual Report | 73

23. Pensions and Other Benefits
The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.
The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of not less than the minimum amounts required by federal pension supervisory authorities.
Other benefits include post-retirement health and life insurance for pensioners, and post-employment workers’ compensation benefits, which are based on Company-specific claims.
At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions)	2005	2004	2003	2005	2004	2003

Current service cost (benefits earned by employees in the year)	$75.7	$71.7	$64.4	$13.8	$13.0	$15.3
Interest cost on benefit obligation	405.0	400.0	395.0	27.3	27.5	26.7
Actual return on fund assets	(849.8)	(610.9)	(604.7)	(0.7)	(1.1)	–
Actuarial loss	693.7 (1)	168.1	403.7	29.8	18.8	19.6
Plan amendments	56.5	–	14.2	(6.7)	1.6	(2.6)

Elements of employee future benefit cost, before adjustments to recognize the long-term nature of employee future benefit costs	381.1	28.9	272.6	63.5	59.8	59.0
Adjustments to recognize the long-term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)	(16.2)	(15.6)	12.7	12.8	13.4
Difference between expected return and actual return on fund assets	351.2	129.9	156.1	–	–	–
Difference between actuarial loss recognized and actual actuarial loss on benefit obligation	(638.1)	(128.6)	(399.5)	(25.6)	(15.4)	(21.9)
Difference between amortization of prior service costs and actual plan amendments	(41.3)	11.1	(4.4)	6.7	(1.6)	2.6

Net benefit cost	$36.7	$25.1	$9.2	$57.3	$55.6	$53.1

(1)	Actuarial loss is largely a result of a decrease in the discount rate.
74 | 2005 Annual Report

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions)	2005	2004	2005	2004

Change in benefit obligation:
Benefit obligation at January 1	$6,827.0	$6,525.3	$469.4	$450.4
Current service cost	75.7	71.7	13.8	13.0
Interest cost	405.0	400.0	27.3	27.5
Employee contributions	56.7	45.7	–	–
Benefits paid	(377.3)	(372.5)	(32.5)	(32.2)
Foreign currency changes	(5.1)	(11.3)	(2.2)	(5.4)
Plan amendments	56.5	–	(6.7)	1.6
Change in provincial Workers’ Compensation Board account	–	–	–	(4.3)
Actuarial loss	693.7	168.1	29.8	18.8

Benefit obligation at December 31	$7,732.2	$6,827.0	$498.9	$469.4

Change in fund assets:
Fair value of fund assets at January 1	$6,222.7	$5,771.6	$12.1	$17.2
Actual return on fund assets	849.8	610.9	0.7	1.1
Employer contributions	141.7	175.7	31.6	30.3
Employee contributions	56.7	45.7	–	–
Benefits paid	(377.3)	(372.5)	(32.5)	(32.2)
Change in provincial Workers’ Compensation Board account	–	–	–	(4.3)
Foreign currency changes	(3.5)	(8.7)	–	–

Fair value of fund assets at December 31	$6,890.1	$6,222.7	$11.9	$12.1

Funded status – plan deficit	$(842.1)	$(604.3)	$(487.0)	$(457.3)
Unamortized prior service cost	141.4	100.1	–	1.6
Unamortized net transitional (asset) obligation	(112.7)	(128.9)	86.5	104.3
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	(200.1)	135.1	–	–
Unamortized net actuarial loss	1,959.1 (1)	1,338.6 (1)	127.9	103.0

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$945.6	$840.6	$(272.6)	$(248.4)

(1)	The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) was equal to $1,185.9 million at December 31, 2005 (2004 – $655.9 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 12 years). In 2005, $55.6 million was amortized and included in the net benefit cost (2004 – $39.5 million).
2005 Annual Report | 75

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions		Other benefits
(in millions)	2005	2004	2005	2004

Accounts receivable and other current assets	$2.5	$4.5	$–	$–
Other assets and deferred charges	944.8	838.3	–	–
Accounts payable and accrued liabilities	(0.7)	(0.3)	(18.6)	(18.7)
Other long-term liabilities	(1.0)	(1.9)	(254.0)	(229.7)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$945.6	$840.6	$(272.6)	$(248.4)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (November 30 for U.S. plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2005. The next actuarial valuations for pension funding purposes will be performed as at January 1, 2006.
Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits
(in millions)	2005	2004	2005	2004

Benefit obligation	$(7,732.2)	$(6,827.0)	$(498.9)	$(469.4)
Fair value of fund assets	6,890.1	6,222.7	11.9	12.1

	$(842.1)	$(604.3)	$(487.0)	$(457.3)

Actuarial assumptions used were approximately:

(percentage)	2005		2004		2003

Benefit obligation at December 31:
Discount rate	5.25		6.00		6.25
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	10.00	(1)	8.50	(2)	9.00	(2)
Benefit cost for year ended December 31:
Discount rate	6.00		6.25		6.75
Expected rate of return on fund assets	8.00		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.50	(1)	9.00	(2)	6.90	(3)

(1)	Beginning in 2008, the health care cost trend rate is projected to decrease by 0.5 % per year to approximately 5.0 % per year in 2017.

(2)	For these prior periods or measurement dates, the health care cost trend rate was projected to decrease by 0.5 % per year to approximately 4.5 % per year in 2012.

(3)	For this prior period, the health care cost trend rate was projected to decrease by 0.6 % per year to approximately 4.5 % per year in 2007.
76 | 2005 Annual Report

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions)	point increase	point decrease

Effect on the total of service and interest costs(1)	$(0.9)	$0.8
Effect on post-retirement benefit obligation(1)	$(10.6)	$10.0

(1)	Favourable (unfavourable).
Plan Assets
The Company’s pension plan asset allocation at December 31, 2005 and 2004, and the current weighted average permissible range for each major asset class were as follows:

		Percentage of plan
	Current permissible	assets at December 31
Asset allocation (percentage)	range	2005	2004

Equity securities	51 – 57	55.5	55.1
Debt securities	37 – 43	40.3	40.7
Real estate and other	4 – 8	4.2	4.2

Total		100.0	100.0

The Company’s investment strategy is to achieve a long-term (five- to 10-year period) real rate of return of 5.5%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5 % yields a long-term nominal target of 8.0%, net of all fees and expenses. In identifying the above asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes, as well as the relationships of their returns with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives is limited to 20 % of the market value of the fund.
At December 31, 2005, fund assets consisted primarily of listed stocks and bonds, including 169,600 CPRL Common Shares (2004 – 335,300) at a market value of $8.3 million (2004 – $13.8 million) and 6.91 % Secured Equipment Notes issued by CPRL at par value of $4.3 million (2004 – $4.3 million) and at market value of $4.9 million (2004 – $4.9 million).
Cash Flows
In 2005, the Company contributed $138.3 million to its registered pension plans (2004 – $173.8 million), including $3.1 million to the defined contribution plan (2004 – $2.9 million). In addition, the Company made payments of $37.3 million (2004 –$33.8 million) directly to employees, their beneficiaries or estates, or to third-party benefit administrators with respect to supplemental pension plan benefits and other benefits.
Defined Contribution Plan
Canadian non-unionized employees have the option to participate in the DC plan, which provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2005, the net cost of this plan, which generally equals the employer’s required contribution, was $3.1 million (2004 – $2.9 million).
2005 Annual Report | 77

Post-employment Restructuring Benefits
The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 21) that are discounted at rates of 4.75 % and 6.75%. The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions)	2005	2004

Change in liability:
Restructuring labour liability at January 1	$219.7	$297.3
Plan adjustment	33.6	(17.4)
Settlement gain	–	(19.0)
Interest cost	13.3	17.1
Benefits paid	(40.5)	(52.2)
Foreign currency changes	(1.3)	(6.1)

Restructuring labour liability at December 31	224.8	219.7

Unfunded restructuring labour amount	(224.8)	(219.7)
Unamortized net transitional amount	(38.8)	(50.0)

Accrued restructuring labour liability on the Consolidated Balance Sheet	$(263.6)	$(269.7)

24. Stock-based Compensation
At December 31, 2005, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan and an employee stock savings plan. These plans resulted in a compensation cost in 2005 of $38.9 million (2004 – $25.0 million; 2003 – $15.8 million).
Replacement Options and SARs
Due to the reorganization of CPL and the spin-off of its subsidiary companies in October 2001, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully-vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies, based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.
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
Stock Option Plans and SARs
Under the Company’s stock option plans, options are granted to eligible employees and all Directors to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. CPR follows the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Compensation expense is recognized for stock options over their vesting period based on their estimated fair values on the dates of grant, as determined by the Black-Scholes option-pricing model. Options granted between January 1 and December 31, 2002, are not recorded at fair value and, as such, no compensation expense has been recorded for these options. Additional fair value disclosure on these options is included in “Additional Fair Value Disclosure”.
78 | 2005 Annual Report

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years (“regular options”). Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated (“performance options”). These performance options expire five years after the grant date.
At December 31, 2005, there were 1,836,254 (2004 – 3,213,843; 2003 – 4,870,699) Common Shares available for the granting of future options under the stock option plans, out of the 11,500,000 Common Shares currently authorized.
With the granting of regular options, employees are simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the SAR over the related option exercise price. On an ongoing basis, a liability for SARs is accrued on the incremental change in the market value of the underlying stock and amortized to income over the vesting period. SARs may be exercised no earlier than two years and no later than 10 years after the grant date.
Where an option granted is a tandem award, the holder can choose to exercise an option or a SAR of equal intrinsic value.
In 2005, the expense for stock options was $10.0 million (2004 – $5.7 million; 2003 – $3.5 million) and for SARs was $17.1 million (2004 – $8.8 million; 2003 – $4.3 million).
The following is a summary of the Company’s fixed stock option plan as of December 31:

	2005		2004
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,752,080	$29.32	6,226,674	$28.20
New options granted	1,556,400	42.09	1,741,400	32.50
Exercised	(1,157,752)	27.48	(131,450)	19.33
Forfeited/cancelled	(178,811)	29.80	(83,494)	28.63
Expired	–	–	(1,050)	9.83

Outstanding, December 31	7,971,917	$32.07	7,752,080	$29.32

Options exercisable at December 31	3,162,807	$27.37	1,422,398	$24.60

At December 31, 2005, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted	Weighted		Weighted
	Number of	average years	average	Number of	average
Range of exercise prices	options	to expiration	exercise price	options	exercise price

$14.07 — $18.96	387,387	3	$15.14	387,387	$15.14
$27.62 — $36.64	6,040,830	4	30.59	2,775,420	29.07
$42.05 — $50.04	1,543,700	7	42.09	—	—

Total	7,971,917	5	$32.07	3,162,807	$27.37

2005 Annual Report | 79

Deferred Share Unit Plan and Other
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
An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2005, there were 295,224 (2004 – 291,693; 2003 – 238,690) DSUs outstanding. In 2005, 44,167 (2004 – 11,355; 2003 – 8,594) DSUs were redeemed. In 2005, the expense for DSUs was $3.8 million (2004 – $4.1 million expense; 2003 – $0.3 million credit).
The Company issued 30,000 Restricted Share Units (“RSU”) in 2005. The RSUs are subject to time vesting. They will vest on August 1, 2007, and must be exercised immediately upon vesting. The actual value of the RSUs will be based on the average closing price for the 20 trading periods prior to August 1, 2007. An expense to income for RSUs is recognized over the vesting period. In 2005, the expense was $0.6 million (2004 – nil; 2003 – nil).
Employee Share Purchase Plan
The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees at any time. All employees have the opportunity to participate in the program to a maximum of 6 % of annual salary.
At December 31, 2005, there were 8,989 participants (2004 – 10,289; 2003 – 9,072) in the plan. The total number of shares purchased in 2005 on behalf of participants, including the Company contribution, was 795,728 (2004 – 895,907; 2003 – 652,040). In 2005, the Company’s contributions totalled $8.8 million (2004 – $6.8 million; 2003 – $6.7 million) and the related expense was $7.4 million (2004 – $6.4 million; 2003 – $8.4 million).
Additional Fair Value Disclosure
The issuance or exercise of stock options authorized by CPR’s stock compensation plan between January 1 and December 31, 2002, does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CPR used the fair value method, the fair value of options granted would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CPR’s pro forma basis net income and earnings per share would have been as follows:

		2005	2004	2003

Net income (in millions)	As reported	$542.9	$413.0	$401.3
	Pro forma	$542.5	$411.0	$399.2
Basic earnings per share (in dollars)	As reported	$3.43	$2.60	$2.53
	Pro forma	$3.43	$2.59	$2.52
Diluted earnings per share (in dollars)	As reported	$3.39	$2.60	$2.52
	Pro forma	$3.39	$2.58	$2.51

80 | 2005 Annual Report

Under the fair value method, the fair value of options at the grant date was $10.1 million for options issued in 2005 (2004 – $9.5 million; 2003 – $9.5 million). The weighted average fair value assumptions were approximately:

	2005	2004	2003

Expected option life (years)	4.50	4.50	4.41
Risk-free interest rate	3.49%	3.36%	4.14%
Expected stock price volatility	24%	28%	30%
Expected annual dividends per share	$0.53	$0.50	$0.50
Weighted average fair value of options granted during the year	$9.66	$8.04	$8.49

25. Commitments and Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2005, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
At December 31, 2005, the Company had committed to total future capital expenditures amounting to $626.7 million for years 2006-2016.
At December 31, 2005, the Company had a committed unused line of credit of $518.0 million available for short-term and long-term financing, effective until November 2010. In addition, the Company had an uncommitted unused line of credit of US$15 million available for short-term financing. The interest rate for both credit facilities varies based on bank prime, Bankers’ Acceptances or LIBOR.
Minimum payments under operating leases were estimated at $602.2 million in aggregate, with annual payments in each of the five years following 2005 of (in millions): 2006 – $150.7; 2007 – $107.0; 2008 – $77.8; 2009 – $51.0; 2010 – $37.6.
Guarantees
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:
•	residual value guarantees on operating lease commitments of $320.4 million at December 31, 2005;

•	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

•	indemnifications of certain tax-related payments incurred by lessors and lenders.
The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2005, these accruals amounted to $13.3 million (2004 – $8.3 million).
2005 Annual Report | 81

Indemnifications
Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2005, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.
Pursuant to the bylaws of CPRL, all current and former Directors and Officers of the Company are indemnified by the Company. CPR carries a directors and officers liability insurance policy subject to a maximum coverage limit and certain deductibles in cases where CPR reimburses a Director or Officer for any loss covered by the policy.
26. Segmented Information
Operating Segment
The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not regularly reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.
At December 31, 2005, one customer comprised 14.5% (2004 – 11.7%) of CPR’s total revenues. At December 31, 2005, accounts receivable from this customer represented 8.0% (2004 – 12.4%) of CPR’s total accounts receivable. At December 31, 2003, no single customer generated more than 10 % of CPR’s total revenues.
Geographic Information

(in millions)	Canada	United States	Total

2005
Revenues	$3,404.1	$987.5	$4,391.6
Net properties	$7,252.2	$1,538.7	$8,790.9
2004
Revenues	$2,926.7	$976.2	$3,902.9
Net properties	$6,832.8	$1,560.7	$8,393.5
2003
Revenues	$2,683.9	$976.8	$3,660.7
Net properties	$6,603.6	$1,616.0	$8,219.6

The Company’s accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class 1 railways in North America. CPR’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency and the Surface Transportation Board in the United States.
82 | 2005 Annual Report

The condensed income statement and balance sheet information, which follows, includes the Canadian operations prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency. The changes required to consolidate the Company’s operations are identified as consolidating entries.
Consolidating Information – 2005

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$3,397.9	$987.5	$—	$6.2	$4,391.6
Operating expenses	2,731.3	778.9	—	(109.7)	3,400.5

Operating income	666.6	208.6	—	115.9	991.1
Interest and other charges	194.9	42.6	(22.1)	6.9	222.3
Foreign exchange (gain) loss on long-term debt	(53.8)	—	13.7	(4.6)	(44.7)
Income taxes	165.8	65.0	0.7	39.1	270.6

Net income	$359.7	$101.0	$7.7	$74.5	$542.9

Current assets	$686.5	$263.8	$5.0	$(61.4)	$893.9
Net properties	5,514.9	1,533.6	—	1,742.4	8,790.9
Other long-term assets	1,141.8	85.8	401.9	(423.2)	1,206.3

Total assets	$7,343.2	$1,883.2	$406.9	$1,257.8	$10,891.1

Current liabilities	$881.2	$300.0	$0.4	$(64.9)	$1,116.7
Long-term liabilities	4,268.9	1,004.0	—	115.8	5,388.7
Shareholders’ equity	2,193.1	579.2	406.5	1,206.9	4,385.7

Total liabilities and shareholders’ equity	$7,343.2	$1,883.2	$406.9	$1,257.8	$10,891.1

2005 Annual Report | 83

Consolidating Information – 2004

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,923.6	$976.2	$—	$3.1	$3,902.9
Operating expenses	2,449.2	876.0	0.2	(139.1)	3,186.3

Operating income (loss)	474.4	100.2	(0.2)	142.2	716.6
Interest and other charges	225.7	38.8	(14.1)	4.3	254.7
Foreign exchange (gain) loss on long-term debt	(114.1)	—	31.7	(12.0)	(94.4)
Income taxes	97.0	19.8	0.7	25.8	143.3

Net income (loss)	$265.8	$41.6	$(18.5)	$124.1	$413.0

Current assets	$848.1	$205.0	$5.1	$(66.2)	$992.0
Net properties	5,182.0	1,552.5	—	1,659.0	8,393.5
Other long-term assets	1,060.1	81.1	403.4	(430.3)	1,114.3

Total assets	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Current liabilities	$1,065.7	$278.7	$9.5	$(65.7)	$1,288.2
Long-term liabilities	4,122.6	1,025.9	—	80.7	5,229.2
Shareholders’ equity	1,901.9	534.0	399.0	1,147.5	3,982.4

Total liabilities and shareholders’ equity	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Consolidating Information – 2003

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,681.0	$976.8	$—	$2.9	$3,660.7
Operating expenses	2,374.3	943.4	—	(142.6)	3,175.1

Operating income	306.7	33.4	—	145.5	485.6
Interest and other charges	225.9	26.5	(4.6)	4.4	252.2
Foreign exchange (gain) loss on long-term debt	(208.2)	(31.5)	52.6	(22.4)	(209.5)
Income taxes	(14.9)	(15.7)	0.1	72.1	41.6

Net income (loss)	$303.9	$54.1	$(48.1)	$91.4	$401.3

Current assets	$606.6	$221.3	$3.2	$(106.9)	$724.2
Net properties	5,105.1	1,567.0	—	1,547.5	8,219.6
Other long-term assets	926.3	91.8	—	(5.2)	1,012.9

Total assets	$6,638.0	$1,880.1	$3.2	$1,435.4	$9,956.7

Current liabilities	$756.7	$304.1	$(0.7)	$(105.5)	$954.6
Long-term liabilities	4,260.1	609.2	(1.1)	479.3	5,347.5
Shareholders’ equity	1,621.2	966.8	5.0	1,061.6	3,654.6

Total liabilities and shareholders’ equity	$6,638.0	$1,880.1	$3.2	$1,435.4	$9,956.7

84 | 2005 Annual Report

27. Reclassification
Certain prior years’ figures have been reclassified to conform with the presentation adopted for 2005.
28. Supplementary Data
Reconciliation of Canadian and United States Generally Accepted Accounting Principles
The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s Statement of Consolidated Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.
Accounting for Derivative Instruments and Hedging
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline No. 13 “Hedging Relationships” (“AcG 13”), which harmonized the documentation standards for financial instruments and hedging with U.S. GAAP, as required by Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FASB 133”). Under both Canadian and U.S. GAAP, gains or losses are included in the income statement when the hedged transaction occurs. However, under U.S. GAAP, the ineffective portion of a hedging derivative is immediately recognized in income and the effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are recorded as a component of accumulated other comprehensive income. Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in income along with adjustments to the hedged item. Under Canadian GAAP, derivative instruments that qualify as hedges are not recorded on the balance sheet. Under U.S. GAAP, all derivative instruments are recognized on the balance sheet at fair value. Canadian GAAP requires that gains and losses on derivatives meeting hedge accounting requirements are deferred and recognized when the hedged transaction occurs.
Pensions and Post-retirement Benefits
The CICA Section 3461 “Employee Future Benefits” requires amortization of net actuarial gains and losses only if the unamortized portion of these gains and losses exceeds 10 % of the greater of the benefit obligation and the market-related value of the plan assets (“the corridor”). This harmonized the Canadian GAAP treatment with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”) and FASB Statement No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“FASB 106”).
Prior to January 1, 2000, all actuarial gains and losses were amortized under Canadian GAAP. Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 13 years. This created a difference with U.S. GAAP in 2005, 2004 and 2003, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor. In 2005 and 2004, the difference was reduced due to amortization of losses outside the corridor for Canadian GAAP (see Note 23).
Post-employment Benefits
Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy requires amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses are included immediately in income.
2005 Annual Report | 85

Termination and Severance Benefits
Termination and severance benefits are covered by the CICA Section 3461 and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and is being amortized to income over approximately 13 years. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.
Stock-based Compensation
Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization (see Note 24), CPL underwent an equity restructuring, which resulted in replacement options in new CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).
Internal Use Software
Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), certain costs, including preliminary project phase costs, are required to be expensed as incurred. These costs are capitalized under Canadian GAAP.
Capitalization of Interest
The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires these interest costs to be capitalized.
Comprehensive Income
FASB Statement No. 130 “Reporting Comprehensive Income” (“FASB 130”) requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. Canadian GAAP will not require similar presentation until 2007 (see Note 3). In 2005 and the comparative periods presented, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, minimum pension liability and changes in the fair value of derivative instruments.
Variable-interest-entity (conditional sales agreements)
Effective April 1, 2003, the Company early adopted on a prospective basis the CICA Accounting Guideline 15 “Consolidation of Variable Interest Entities” (“AcG 15”), which harmonizes with FASB Interpretation No. 46 “Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51” (“FIN 46”). Under AcG 15, when the majority equity owner of a VIE holds an equity ownership representing less than 10 % of the total assets of the VIE, the primary beneficiary of the VIE is required to consolidate the VIE. The Company has one VIE of which it is the primary beneficiary, thus meeting the criteria for consolidation. This VIE holds rail cars previously acquired through a conditional sales agreement. There is no difference in treatment between U.S. GAAP and Canadian GAAP after April 1, 2003.
Joint Venture
The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. The Company has a joint-venture interest in the Detroit River Tunnel Partnership. FASB Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) requires the equity method of accounting to be applied to interests in joint ventures.
86 | 2005 Annual Report

Additional Minimum Pension Liability
Under Canadian GAAP, there is no requirement to set up a minimum pension liability based on an annual funding test. In accordance with FASB 87, an additional minimum pension liability is required for underfunded plans, representing the excess of unfunded accumulated benefit obligation over previously recorded pension cost liabilities. The increase in liability is charged directly to shareholders’ equity, net of related deferred income taxes.
Offsetting Contracts
FASB Financial Interpretation No. 39 “Offsetting of Amounts Relating to Certain Contracts” (“FIN 39”) does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other.
Asset Retirement Obligations
In June 2001, FASB issued Statement No. 143 “Accounting for Asset Retirement Obligations” (“FASB 143”), which requires that an asset retirement obligation be recognized as a liability, measured at fair value, in the period in which the obligation is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and amortized to expense over the asset’s useful life. FASB 143 is effective for fiscal years beginning after June 15, 2002. The Company adopted FASB 143 effective January 1, 2003, under U.S. GAAP. The CICA Section 3110 “Asset Retirement Obligations”, which was adopted effective January 1, 2004, harmonized with FASB 143, except that, on adoption, prior years were retroactively restated for Canadian GAAP, whereas a cumulative catch-up adjustment was recorded for U.S. GAAP.
Future Accounting Changes
In December 2004, FASB issued a revision to Statement No. 123 “Share-based Payment” (“FASB 123R”) effective January 1, 2006. FASB 123R requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, SARs and DSUs. While FASB 123R generally harmonizes with the CICA Accounting Standard 3870 “Stock-based Compensation and Other Stock-based Payments”, which CPR prospectively adopted in January 2003, it also requires fair value accounting for liability awards such as CPR’s SARs and DSUs. Under Canadian GAAP, these liability awards are accounted for using the intrinsic method. FASB 123R also requires that CPR account for forfeitures on an estimated basis. Under Canadian GAAP, CPR has elected to account for forfeitures on an actual basis as they occur. CPR plans to adopt FASB 123R prospectively. However, the impact on adoption cannot be reasonably estimated, as the fair value of share-based awards will be determined by the market price of CPR’s shares. Had FASB 123R been adopted in 2005, the impact would have been to increase “Compensation and Benefits” on the Statement of Consolidated Income by $9.1 million.
Statement of Cash Flows
There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP, except that “Cash Used in Investing Activities” and “Cash Provided by Financing Activities” would have been $150.5 million higher in 2003 due to the U.S. and Canadian GAAP difference for offsetting contracts arising from FIN 39 described in “Offsetting Contracts”.
2005 Annual Report | 87

Comparative Income Statement
Net income is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions)	2005	2004	2003

Net income — Canadian GAAP	$542.9	$413.0	$401.3
Increased (decreased) by:
Pension costs	7.7	(0.3)	(44.2)
Post-retirement benefits	9.2	8.6	8.6
Post-employment benefits	(4.0)	(0.3)	(6.2)
Termination and severance benefits	(9.4)	(9.1)	(10.3)
Internal use software — additions	(9.8)	(6.4)	(9.9)
Internal use software — depreciation	6.1	5.4	4.4
Conditional sales agreements	—	—	0.8
Stock-based compensation	(3.3)	(1.8)	(4.2)
(Loss) gain on ineffective portion of hedges	(6.6)	(16.1)	25.4
Capitalized interest — additions	4.4	4.2	5.1
Capitalized interest — depreciation	(3.9)	(3.7)	(3.6)
Future (deferred) income tax recovery on the above items	1.7	6.7	14.2

Income, before cumulative catch-up adjustment — U.S. GAAP	535.0	400.2	381.4
Cumulative catch-up adjustment on adoption of FASB 143, net of tax of $8.1 million	—	—	(23.5)

Net income — U.S. GAAP	$535.0	$400.2	$357.9
Other comprehensive income:
Unrealized foreign exchange loss on net investment in self-sustaining U.S. subsidiaries	(19.1)	(50.6)	(188.6)
Unrealized foreign exchange gain on designated net investment hedge	16.5	49.5	181.8
Minimum pension liability adjustment	(254.3)	20.8	(177.7)
Change in fair value of derivative instruments	86.5	39.5	13.6
Gain on derivative instruments realized in net income	(55.9)	(26.0)	(4.2)
Future (deferred) income tax recovery (expense) on the above items	74.5	(31.8)	20.8

Comprehensive income	$383.2	$401.6	$203.6

Earnings per share — U.S. GAAP
Basic earnings per share	$3.38	$2.52	$2.26

Diluted earnings per share	$3.34	$2.51	$2.25

Basic earnings per share, before cumulative catch-up adjustment	$3.38	$2.52	$2.41

Diluted earnings per share, before cumulative catch-up adjustment	$3.34	$2.51	$2.40

88 | 2005 Annual Report

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions)	2005	2004	2003

Operating income
Canadian GAAP	$991.1	$716.6	$485.6
U.S. GAAP	$981.5	$697.1	$419.9

The differences between U.S. and Canadian GAAP operating income are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.
Consolidated Balance Sheet
Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows
(higher/(lower)):

(in millions)	2005	2004

Assets
Current assets
Cash
Investment in joint ventures	$(0.1)	$—
Accounts receivable and other current assets
Investment in joint ventures	0.7	—
Investments
Investment in joint ventures	41.9	—
Long-term assets
Properties
Capitalized interest	150.2	149.7
Internal use software	(49.1)	(45.4)
Investment in joint ventures	(35.9)	—
Other assets and deferred charges
Pension	(205.8)	(213.5)
Minimum pension liability adjustment	(525.7)	(443.2)
Long-term receivable (FIN 39)	169.2	159.6
Derivative instruments	61.7	42.9
Investment in joint ventures	(9.9)	—

Total assets	$(402.8)	$(349.9)

2005 Annual Report | 89

Consolidated Balance Sheet (continued)

(in millions)	2005	2004

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Investment in joint ventures	$(1.1)	$—
Income and other taxes payable
Investment in joint ventures	(0.1)	—
Long-term liabilities
Deferred liabilities
Termination and severance benefits	(27.2)	(36.6)
Post-retirement benefit liability	43.3	52.5
Post-employment benefit liability	23.1	19.1
Minimum pension liability adjustment	297.3	125.5
Derivative instruments	6.0	7.0
Investment in joint ventures	(2.2)	—
Long-term debt
Marked-to-market hedged portion of debt	(0.2)	8.8
Bank loan (FIN 39)	169.2	159.6
Future (deferred) income tax liability	(279.2)	(201.1)

Total liabilities	228.9	134.8
Shareholders’ equity
Share capital
Stock-based compensation	11.5	8.9
Contributed surplus
Stock-based compensation	13.0	12.3
Foreign currency translation adjustments	(67.5)	(77.0)
Retained income	(106.3)	(98.4)
Accumulated other comprehensive income
Foreign currency translation adjustments	10.3	15.9
Minimum pension liability adjustment	(527.5)	(361.6)
Derivative instruments (FASB 133)	34.8	15.2

Total liabilities and shareholders’ equity	$(402.8)	$(349.9)

90 | 2005 Annual Report

FIVE-YEAR SUMMARY

(in millions)	2005	2004	2003(1)	2002(1)	2001(1)

Income Statement
Revenues
Freight
Grain	$754.5	$668.2	$644.4	$631.4	$749.3
Coal	728.8	530.3	444.0	442.5	474.1
Sulphur and fertilizers	447.1	460.0	417.4	401.3	380.7
Forest products	333.9	322.0	328.8	360.3	354.4
Industrial and consumer products (2)	542.9	481.4	459.9	485.2	496.4
Intermodal (2)	1,161.1	1,034.7	926.4	855.4	773.7
Automotive	298.0	288.5	304.2	332.4	303.9

	4,266.3	3,785.1	3,525.1	3,508.5	3,532.5
Other (2) (3) (5)	125.3	117.8	135.6	157.1	166.1

Total revenues (3) (5)	4,391.6	3,902.9	3,660.7	3,665.6	3,698.6
Operating expenses
Compensation and benefits	1,322.2	1,259.6	1,163.9	1,143.4	1,133.0
Fuel	588.0	440.0	393.6	358.3	403.5
Materials	203.3	178.5	179.2	168.7	182.5
Equipment rents	210.0	218.5	238.5	255.4	275.0
Depreciation	445.1	407.1	372.3	340.2	326.4
Purchased services and other	621.6	610.7	583.6	555.6	550.1

Total operating expenses, before other specified items (3) (5)	3,390.2	3,114.4	2,931.1	2,821.6	2,870.5

Operating income, before other specified items (3) (5)	1,001.4	788.5	729.6	844.0	828.1
Other charges, before foreign exchange gains and losses on long-term debt and other specified items (3) (4) (5)	18.1	36.1	33.5	21.8	26.4
Interest expense	204.2	218.6	218.7	242.2	209.6
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items (3) (4) (5)	250.8	172.4	147.3	181.2	223.3

Income, before foreign exchange gains and losses on long-term debt and other specified items (3) (4) (5)	528.3	361.4	330.1	398.8	368.8

Foreign exchange gain (loss) on long-term debt (net of income tax) (4)	22.3	94.4	224.4	16.7	(48.2)
Other specified items (net of income tax) (3)	(7.7)	(42.8)	(153.2)	72.0	40.4

Net income	$542.9	$413.0	$401.3	$487.5	$361.0

2005 Annual Report | 91

(1)	Restated. Effective January 1, 2004, CPR adopted retroactively with restatement the Canadian Institute of Chartered Accountants’ new accounting standard for asset retirement obligations.

(2)	In 2005, CPR reclassified from “Other” revenue certain intermodal-related revenue items consisting of container storage revenue and terminal service fees as part of the intermodal line of business. Also, items relating to food and consumer products have been reclassified to the renamed industrial and consumer products group from the intermodal group.

(3)	Before other specified items as follows: for 2005, a $33.9-million ($20.6 million after tax) reduction to environmental remediation and a $44.2-million ($28.3 million after tax) special charge for labour restructuring; for 2004, a $19.0-million ($12.4 million after tax) reduction of a labour restructuring liability and a $90.9-million ($55.2 million after tax) special charge for environmental remediation; for 2003, a $215.1-million ($141.4 million after tax) special charge for labour restructuring and asset impairment, a $28.9-million ($18.4 million after tax) for a loss on transfer of assets to an outsourcing firm, a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions; for 2002, $72.0 million in income tax recoveries associated with a favourable court ruling related to prior years’ taxes; and for 2001, $24.5 million ($13.9 million after tax) in spin-off related and incentive compensation charges, $17.2 million ($9.7 million after tax) in bridge financing fees related to the spin-off, and $64.0 million in income tax rate recoveries.

(4)	Before foreign exchange gain (loss) on long-term debt as follows: for 2005, a $44.7-million ($22.3 million after tax) foreign exchange gain on long-term debt; for 2004, a $94.4-million ($94.4 million after tax) foreign exchange gain on long-term debt; for 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt; for 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt; and for 2001, a $58.2-million ($48.2 million after tax) foreign exchange loss on long-term debt.

(5)	These earnings measures are not in accordance with GAAP and may not be comparable to similar measures of other companies. CPR’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CPR.
SHAREHOLDER INFORMATION
Common Share Market Prices

	2005		2004
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low

First Quarter	46.52	38.70	37.55	30.32
Second Quarter	46.88	41.46	33.10	29.36
Third Quarter	50.49	41.79	34.22	31.60
Fourth Quarter	52.70	46.60	41.55	32.45

Year	52.70	38.70	41.55	29.36

New York Stock Exchange (U.S. dollars)	High	Low	High	Low

First Quarter	38.05	31.52	29.13	22.65
Second Quarter	37.85	33.60	25.17	21.40
Third Quarter	43.40	33.71	26.25	23.83
Fourth Quarter	45.34	39.56	34.50	25.58

Year	45.34	31.52	34.50	21.40

Number of registered shareholders at year end				19,320
Market prices at year end
Toronto Stock Exchange				CDN $48.71
New York Stock Exchange				US $41.95

92 | 2005 Annual Report

Shareholder Administration
Common Shares
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company of New York serves as co-transfer agent and co-registrar for the Common Shares in New York.
For information concerning dividends, lost share certificates and estate transfers or for share registration and address changes, please contact the transfer agent and registrar toll-free within North America at 1-877-427-7245; outside of North America at 1-514-982-7555; by e-mail at service@computershare.com; or by writing to:
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1
4 % Consolidated Debenture Stock
Inquiries with respect to the Canadian Pacific Railway 4 % Consolidated Debenture Stock should be directed as follows:
for stock denominated in U.S. currency — The Bank of New York at 1-212-815-5213 or by e-mail at spertsev@bankofny.com;
and
for stock denominated in pounds sterling — BNY Trust Company of Canada at 1-416-933-8504 or by e-mail at mredway@bankofny.com.
Market for Securities
The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock is listed on the London Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).
Trading Symbol
Common Shares — CP
Duplicate Annual Reports
While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information, such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts that are registered in the same name are requested to write to Computershare Investor Services Inc.
Direct Deposit of Dividends
Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends deposited directly into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders may obtain a direct deposit enrolment form from Computershare Investor Services Inc.
2005 Annual Report | 93

Corporate Governance
Canadian Pacific Railway’s Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.
A detailed description of CPR’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2006 Annual and Special Meeting of Shareholders.
Governance Standards
Any significant differences between the Corporation’s corporate governance practices and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”) are set forth on Canadian Pacific Railway Limited’s website www.cpr.ca under “Governance”.
Chief Executive Officer Certification Regarding Compliance with NYSE Listing Standards
The Chief Executive Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company has provided to the NYSE, at the time and in the format required by the NYSE, a certificate indicating that he is not aware of any violation by Canadian Pacific Railway Limited and Canadian Pacific Railway Company of the NYSE’s Listing Standards. In addition, the certifications of the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F.
94 | 2005 Annual Report

Directors & Committees
Stephen E. Bachand (1) (2) (4)
Retired President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida
John E. Cleghorn, O.C., F.C.A.(1) (2) (5)
Chairman
SNC-Lavalin Group Inc.
Toronto, Ontario
Tim W. Faithfull (2) (3) (4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, Oxfordshire, England
James E. Newall, O.C.(2)
Chairman
Canadian Pacific Railway Limited, and
NOVA Chemicals Corporation
Calgary, Alberta
Dr. James R. Nininger (2) (3) (4)
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario
Madeleine Paquin (1) (2) (3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec
Michael E.J. Phelps, O.C.(2) (3) (4) (5)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia
Roger Phillips, O.C.(1) (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan
Robert J. Ritchie
Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta
Michael W. Wright (1) (2) (4)
Retired Chairman of the Board and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida

(1) Audit, Finance and Risk Management Committee
(2) Corporate Governance and Nominating Committee
(3) Environmental and Safety Committee
(4) Management Resources and Compensation Committee
(5) Pension Trust Fund Committee
2005 Annual Report | 95

Senior Officers of the Company
James E. Newall, O.C.
Chairman of the Board
Calgary, Alberta
Robert J. Ritchie (1)
Chief Executive Officer
Calgary, Alberta
Frederick J. Green (1)
President and Chief Operating Officer
Calgary, Alberta
Michael T. Waites (1)
Executive Vice-President and Chief Financial Officer,
Chief Executive Officer U.S. Network
Municipal District of Rocky View, Alberta
Allen H. Borak (1)
Vice-President, Information and Technology Services
Calgary, Alberta
Neal R. Foot (1)
Senior Vice-President, Operations
Calgary, Alberta
Paul A. Guthrie, Q.C.(1)
Vice-President, Law
Municipal District of Rocky View, Alberta
Jane A. O’Hagan (1)
Vice-President, Strategy and External Affairs
Calgary, Alberta
R. Andrew Shields (1)
Vice-President, Human Resources and Industrial Relations
Calgary, Alberta
Marcella M. Szel (1)
Senior Vice-President, Marketing and Sales
Calgary, Alberta
W. Paul Bell
Vice-President, Investor Relations
Calgary, Alberta
Paul Clark
Vice-President, Communications and Public Affairs
Calgary, Alberta
Brian W. Grassby
Vice-President and Comptroller
Calgary, Alberta
Tracy A. Robinson
Vice-President and Treasurer
Calgary, Alberta
Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta

(1)	Management Executive Committee of Canadian Pacific Railway
96 | 2005 Annual Report

Our strategy is to expand at a smart pace — not very far ahead of demand but with a commitment that if the economic proposition is appealing and the regulatory environment is stable, we will grow with our customers.
productivity

Edmonton
Saskatoon
Calgary
Regina
Winnipeg
Vancouver
Moose Jaw
Roberts Bank
Huntingdon
Kingsgate
Coutts
Portal
Emerson
Minot
Minneapolis
Edmonton
Kamloops
Revelstoke
Calgary
Golden
Saskatoon
Vancouver
Huntingdon
Medicine Hat
Moose Jaw
Kingsgate
Coutts
1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

**2005 Track Capacity Expansion**
- $160-million program
- Completed on time, within budget
- 12 % capacity increase
- Growing import container volumes from China
- Strong Asia-Pacific demand for Canadian resources

**Twenty-five Projects [1] included:**
- New sidings – 5
- Siding extensions – 5
- Double track extensions – 9
- Staging, storage and setoff tracks – 8
- Upgrades to signals and communications – 21
- High-speed track-to-track crossovers – 10

[1] Projects at a single location may include multiple capacity improvements.

# *LEVERAGE* ***capacity***

CPR'S LINES OF BUSINESS

### Bulk

### Intermodal

LEVERAGE capacity
THE CPR FRANCHISE OFFERS A UNIQUE BLEND OF POSITIVE MARKET FUNDAMENTALS. BULK RESOURCE DEMAND IS STRONG. INTERMODAL CONTAINER TRAFFIC IS A MAJOR GROWTH ENGINE. THE MERCHANDISE SECTOR IS PERFORMING WELL. OUR MAJOR PARTNERS ARE ALSO INVESTING IN THEIR CAPACITY AND WE ARE GROWING TOGETHER.
CPR’S LINES OF BUSINESS
Bulk
Grain, coal, sulphur and fertilizers for overseas and North American markets. CPR’s resource base has experienced a positive secular change, driven by global economics. In 2005, export potash continued to grow substantially, world demand for metallurgical coal hit record levels, exports of U.S. grain reached new highs, and sulphur volumes remained healthy. The positive trend is expected to continue in 2006. Key customers plan to increase their production capacity and CPR has the track capacity to handle this growth. New high-capacity grain and coal cars will be acquired in 2006, enabling CPR to move more product per train, increasing productivity and reducing costs. Innovative operating concepts that increase train length, reduce cycle times and balance the flow of loaded deliveries and empty returns will also be introduced.
Intermodal
Consumer goods shipped in containers that can move by train, truck and ship. CPR has increased intermodal margins by double-digit rates over the past two years. In 2005, CPR’s import container volumes through the Pacific Gateway grew as North American retailers increasingly sourced consumer goods from Asia-Pacific countries, particularly China. Solid GDP growth and strong consumer spending also contributed to CPR’s intermodal growth. Highway competition eroded as truck companies faced rising costs and driver shortages. These trends are expected to continue in 2006. CPR will grow the intermodal business with a focus on price and improved margins and greater operating efficiency, including accelerated container handlings in terminals and trains that bypass yards to reduce transit times. The Vancouver and Montreal gateways are expanding and CPR has the capacity to handle their growth. Merchandise Forest, automotive, and industrial and consumer products that move from and to many locations. CPR took advantage of robust demand across its network to upgrade its merchandise business in 2005, increasing prices and targeting growth where the margins were sufficient to warrant the required capacity. Fuel cost recovery was expanded and a structured, centralized and fully automated pricing program was implemented. Service performance and productivity improved in 2005. Revenue is expected to grow in 2006, reflecting a healthy price environment and improved service as CPR continues to focus on execution excellence. CPR will expand its use of centralized truckrail transfer facilities to consolidate high-cost, low-volume shipments, increase asset velocity and provide value-added services. Operating costs are expected to decline as CPR improves the flow of freight cars through its yards.

2006 Annual and Special Meeting of Shareholders The Annual and Special Meeting of Shareholders will be held on Friday, May 5, 2006, at the Fairmont Palliser Hotel, 133 — 9th Avenue S.W., Calgary, Alberta, at 9 a.m. Mountain Time. Shareholder Services Shareholders who have inquiries or wish to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or 1-403-319-7538, or by e-mail at shareholder@cpr.ca, or by writing to: Shareholder Services, Office of the Corporate Secretary, Canadian Pacific Railway, Suite 920, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4 Investor Relations Financial information, including Canadian Pacific Railway’s Corporate Profile and Fact Book, is available on CPR’s website at www.cpr.ca, or by e-mail at investor@cpr.ca or by contacting Investor Relations, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4 Communications and Public Affairs Contact Communications and Public Affairs, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4 Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Vice-président exécutif et chef des services financiers, Canadian Pacific Railway, Suite 500, Gulf Canada Square, 401 — 9th Avenue S.W., Calgary, Alberta T2P 4Z4