Form 40-F
period 2006-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2007-03-30
CIK 16875, 1166893

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares, without par value, of	New York Stock Exchange
Canadian Pacific Railway Limited

Common Share Purchase Rights of	New York Stock Exchange
Canadian Pacific Railway Limited

Perpetual 4% Consolidated Debenture Stock	New York Stock Exchange
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
At December 31, 2006, 155,506,837 Common Shares of Canadian Pacific Railway Limited were issued and outstanding. At December 31, 2006, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company were issued and outstanding.
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

PRIOR FILINGS MODIFIED AND SUPERSEDED
          The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2006, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited); and Form S-8 No. 333-140955 (Canadian Pacific Railway Limited).
CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
A.     Audited Annual Financial Statements
          For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 47 through 92 of the Registrants’ 2006 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 26 — Supplementary Data of the Notes to Consolidated Financial Statements on pages 85 through 92 of such 2006 Annual Report.
B.     Management’s Discussion and Analysis
          For management’s discussion and analysis, see pages 8 through 46 of the Registrants’ 2006 Annual Report incorporated by reference and included herein.
          For the purposes of this Annual Report on Form 40-F, only pages 8 through 92 of the Registrants’ 2006 Annual Report referred to above shall be deemed filed, and the balance of such 2006 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.
DISCLOSURE CONTROLS AND PROCEDURES
          As of December 31, 2006, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2006, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
          For management’s report on internal control over financial reporting, see page 47 of the Registrants’ 2006 Annual Report, incorporated by reference and included herein.

          Management’s assessment of the effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, an independent public accounting firm, as stated in their report on pages 48 and 49 of the Registrants’ 2006 Annual Report.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
          During the period covered by this Annual Report on Form 40-F, the Registrants implemented a new revenue reporting system. The new system automates several processes previously performed manually and management expects that efficiencies will be achieved due to the implementation of this new system. Other than the foregoing change, no change occurred in the Registrants’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrants’ internal control over financial reporting.
CODE OF BUSINESS ETHICS
          The Registrants’ Code of Business Ethics was last revised in late 2003 to ensure that it was in compliance with the corporate governance standards of the New York Stock Exchange (“NYSE Standards”) and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behavior. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All Directors have signed acknowledgements that they have read, understood and agree to comply with the Code. Commencing in 2006 the Corporation introduced mandatory annual on-line ethics training for all officers and non-union employees. As part of the on-line ethics training officers and non-union employees are annually required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.
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

CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES
          The Registrants last amended their Corporate Governance Principles and Guidelines in February 2006. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.
COMMITTEE TERMS OF REFERENCE
          The terms of reference of each of the following committees of the Registrants are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them: the Audit, Finance and Risk Management Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; the Health, Safety, Security and Environment Committee; and the Pension Committee.
DIRECTOR INDEPENDENCE
          The boards of the Registrants have adopted the categorical standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and Multilateral Instrument 52-110 for members of public company audit committees; and (b) set forth in the NYSE Standards, the Canadian corporate governance standards set forth in National Instrument 58-101 and Multilateral Instrument 52-110 in respect of public company directors. The boards also conducted a comprehensive assessment of each of their members as against these standards and determined that all current directors, except F.J. Green, have no material relationship with the Registrants and are independent. Mr. Green is not independent by virtue of the fact that he is the Chief Executive Officer of the Registrants.
EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS
          The Corporate Governance and Nominating Committees of the boards of the Registrants are comprised of all the independent directors on the boards and are required by their terms of reference to meet at least quarterly and at such other times as they deem appropriate. The Corporate Governance and Nominating Committee met 5 times during 2006; these meetings occurred at each meeting of the board. They are chaired by Mr. J.E. Cleghorn. Interested parties may communicate directly with Mr. Cleghorn by writing to him at the following address, and all communications received at this address will be forwarded to him:
Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 – 9th Avenue, S.W.
Calgary, Alberta
Canada
T2P 4Z4

AUDIT COMMITTEE FINANCIAL EXPERTS
          The following individuals comprise the current membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:
John P. Manley
Madeleine Paquin
Roger Phillips
Hartley T. Richardson
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
          Mr. Manley is designated as an audit committee financial expert based on his experience as a lawyer advising on corporate, commercial and tax matters, his experience as a senior member of the Canadian federal government, including serving as Minister of Finance and as Deputy Chairman of the Treasury Board, and his current experience as a member of the audit committee of the Canadian Imperial Bank of Commerce.
FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS
          The boards of the Registrants have determined that all members of the Audit Committees, except Ms. Paquin, have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The boards have determined that all members of the Audit Committees are financially literate within the definition contained in, and as required by, Multilateral Instrument 52-110 and the NYSE Standards.
SERVICE ON OTHER PUBLIC COMPANY AUDIT COMMITTEES
          Each Registrant’s board has determined that no director who serves on more than two public company audit committees other than its own Audit Committee shall be eligible to serve as a member of the Audit Committee of that Registrant, unless that Registrant’s board determines that such simultaneous service would not impair the ability of such member to effectively serve on that Registrant’s Audit Committee. No member of the Audit Committees of the Registrants serves on more than two public company audit committees in addition to the Audit Committee of either Registrant.

PRINCIPAL ACCOUNTING FEES AND SERVICES — INDEPENDENT AUDITORS
          Fees payable to the Registrants’ independent auditor, PricewaterhouseCoopers, LLP for the years ended December 31, 2006, and December 31, 2005, totaled $2,824,200 and $2,142,140, respectively, as detailed in the following table:

	Year ended December 31, 2006	Year ended December 31, 2005
Audit Fees	$2,118,000	$1,086,000
Audit-Related Fees	$ 438,900	$ 812,540
Tax Fees	$ 267,300	$ 243,600
All Other Fees	$ 0	$ 0
TOTAL	$2,824,200	$2,142,140
The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.
Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants’; special attest services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and U.S. Accounting Guidelines, securities regulations, and/or laws.
Tax Fees
Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.
All Other Fees
Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees”, above. In both 2006 and 2005, there were no services in this category.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS
          The Audit Committees have adopted a written policy governing the pre-approval of audit and non-audit services to be provided to the Registrants by their independent auditors. The policy is reviewed and renewed annually and the audit and non-audit services to be provided to the Registrants by their independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. A report of all such services performed or to be performed by the independent auditors pursuant to the policy must be submitted to the Audit Committees by the Vice-President and Comptroller at least quarterly. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committees or their Chairman, who must report all such additional pre-approvals to the Audit Committees at their next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committees. Non-audit services that the Registrants’ independent auditors are prohibited from providing to the Registrants may not be pre-approved. In addition, prior to the granting of any pre-approval, the Audit Committees or their Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. Compliance with this policy is monitored by the Registrants’ Chief Internal Auditor.
OFF-BALANCE SHEET ARRANGEMENTS
          A description of the Registrants’ off-balance sheet arrangements is set forth on pages 34 and 35 of the Registrants’ 2006 Annual Report incorporated by reference and included herein.
TABLE OF CONTRACTUAL COMMITMENTS
          The table setting forth the Registrants’ contractual commitments is set forth on page 35 of the Registrants’ 2006 Annual Report incorporated by reference and included herein.

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

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Signed “Donald F. Barnhardt”
Name:	Donald F. Barnhardt
Title: Date:	Corporate Secretary March 30, 2007

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrants for the year ended December 31, 2006.

2.	Annual Report of the Registrants for the year ended December 31, 2006, including Management’s Discussion and Analysis, Management’s Report on Internal Control over Financial Reporting and the Audited Consolidated Financial Statements of the Registrants as of December 31, 2006 and for each of the three years then ended[1].
EXHIBITS
A.	Consent of PricewaterhouseCoopers, Independent Accountants.

B.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

1  For the purposes of this Annual Report on Form 40-F, only pages 8 through 92 of the Registrants’ 2006 Annual Report referred to above shall be deemed filed, and the balance of such 2006 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrants’ Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

ANNUAL INFORMATION FORM MARCH 2, 2007 SAFEST, MOST FLUID RAILWAY Canadian Pacific’s vision is to become the safest, most fluid railway in North America. We are achieving this through the ingenuity of our people, and their relentless focus on Execution Excellence, Together, we are transforming this railway continue to build shareholder value.

All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.

CORPORATE STRUCTURE

In this Annual Information Form (“AIF”), “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require.
Name, Address and Incorporation Information
Canadian Pacific Railway Limited was incorporated on June 22, 2001, as 3913732 Canada Inc. pursuant to the Canada Business Corporations Act (“the CBCA”). On July 20, 2001, CP amended its Articles of Incorporation to change its name to Canadian Pacific Railway Limited. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) whereby it distributed to its common shareholders all of the shares of newly formed corporations holding the assets of four of CPL’s five primary operating divisions. The Arrangement was effected as an arrangement pursuant to section 192 of the CBCA. On September 26, 2001, the Arrangement was approved by the shareholders of CPL, and Canadian Pacific Railway Company (“CPRC”), previously a wholly owned subsidiary of CPL, was transferred to CPRL, effective October 1, 2001. The transfer was accomplished as part of a series of steps, pursuant to the terms of the Arrangement, whereby CPL transferred all of its outstanding shares of CPRC to a CPL subsidiary, 3921760 Canada Inc. (“3921760”). CPL then transferred all of its outstanding shares of 3921760 to CPRL, and CPRL amalgamated with 3921760.
Our registered office, executive offices and principal place of business are located at Suite 500, 401 — 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

INTERCORPORATE RELATIONSHIPS

Principal Subsidiaries
The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

			Percentage of Non-
		Percentage of	Voting Securities
		Voting Securities	Beneficially Owned, or
	Incorporated	Held Directly or	over which Control or
Principal Subsidiary	under the Laws of	Indirectly	Direction is Exercised

Canadian Pacific Railway Company	Canada	100%	Not applicable

Soo Line Corporation (1)	Minnesota	100%	Not applicable

Soo Line Railroad Company (2)	Minnesota	100%	Not applicable

Delaware and Hudson Railway Company, Inc. (2)	Delaware	100%	Not applicable

Mount Stephen Properties Inc.(3)	Canada	100%	Not applicable

(1)	Indirect wholly owned subsidiary of Canadian Pacific Railway Company.

(2)	Wholly owned subsidiary of Soo Line Corporation.

(3)	Wholly owned subsidiary of Canadian Pacific Railway Company.

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
In May 2006, we completed the sale of our 92.3-mile Latta subdivision in Indiana between Bedford and Fayette, near Terre Haute, to Indiana Rail Road Company. The sale, which closed in the second quarter of 2006, included trackage rights over CSX Transportation, Inc. (“CSX”) rail lines from Chicago, Illinois, to Terre Haute, Indiana, and from Bedford to New Albany in Indiana, and over the Norfolk Southern Railway (“NS”) line from New Albany to Louisville, Kentucky.
In January 2006, CP and Canadian National Railway Company (“CN”) entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of British Columbia (“B.C.”). Under the arrangement, CP will operate the trains of both railways using CP crews from Boston Bar, B.C. to the terminals on the south shore of the Burrard Inlet in Vancouver, and return to North Bend, B.C. CN will operate the trains of both railways using CN crews from Boston Bar to the terminals on the north shore of the Burrard Inlet and return to North Bend. CP will provide all switching on the south shore of the Burrard Inlet, with the exception of the Burlington Northern Santa Fe Railway barge slip, and CN will provide all switching on the north shore of the Burrard Inlet. In addition, CP will operate some CN trains to or from the Roberts Bank port at Delta, B.C.
In 2005, a significant investment was made in the western portion of our rail network to improve trade and capacity between the Port of Vancouver in B.C. and the Canadian prairies. Western commodities, such as coal from the B.C. interior, and grain, sulphur and fertilizers from the prairies, are being transported to the west coast of Canada in growing volumes. Similarly, increased trade with China and other Asian countries generates additional volumes of containerized freight in this region. We expanded train capacity on our western rail network by 12%, or approximately four extra trains per day. The expansion work was completed on time and within budget. It included:
•	10 projects between Moose Jaw, Saskatchewan and Calgary, Alberta to extend sidings and lay sections of double track;
•	three projects in Alberta, between Edmonton and Calgary, to extend sidings and build a new siding;
•	12 projects between Calgary and the Port of Vancouver to extend sidings and lay sections of double track.
A siding is a limited length of track parallel to the main line that enables trains running in either direction to pass each other. Longer sidings permit the operation of longer trains, resulting in more freight moved per train and fewer trains required to move the same volume of freight traffic. Longer sidings also reduce the number of locomotives required to move the same amount of freight in a given rail corridor. We have identified other corridor bottlenecks on our network and a plan is in place to provide appropriate capacity in order to increase train density and capacity on all of our major routes.
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
The agreement with CN and NS generated approximately one train per day of new business in each direction, seven days a week on the D&H. This arrangement is improving traffic density on the D&H and generating additional revenue.
On June 30, 2004, we entered into a Memorandum of Understanding with NS in an effort to improve the efficiency of railway operations and enhance rail service to customers of the D&H. Definitive agreements were reached, pursuant to which:
•	NS provides yard services for CP at Buffalo, New York;
•	NS hauls CP traffic between Buffalo and Binghamton in New York;
•	CP grants trackage rights to NS between Binghamton and Saratoga Springs;
•	CP hauls NS traffic between Rouses Point and Saratoga Springs;
•	CP provides yard services for NS at Binghamton;
•	NS grants CP trackage rights over certain NS lines in the vicinity of Buffalo; and
•	NS grants CP trackage rights between Detroit, Michigan and Chicago, Illinois.

GENERAL DEVELOPMENT OF THE BUSINESS

Operations under the agreements commenced in 2005, and the last of the associated regulatory exemptions were obtained from the U.S. Surface Transportation Board (“STB”) in the second quarter of 2005. We are now realizing the benefits and savings from these agreements.

DESCRIPTION OF THE BUSINESS

Our Background and Network
CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From our inception 126 years ago, we have developed into a fully integrated and technologically advanced Class 1 railway (a railroad earning a minimum of US$319.3 million in revenues annually) providing rail and intermodal freight transportation services over a 13,300-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the U.S. Midwest and Northeast regions.
We own approximately 9,100 miles of track. An additional 4,200 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,550 miles are located in western Canada, 2,200 miles in eastern Canada, 3,250 miles in the U.S. Midwest and 1,300 miles in the U.S. Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class 1 railways in North America, which allow us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port of Vancouver, B.C., respectively.
Our network accesses the U.S. market directly through two wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class 1 railway operating in the U.S. Midwest; and the D&H, which operates between eastern Canada and major U.S. Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.
Strategy
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise. We seek to accomplish this objective through the following three-part strategy:
•
generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•
improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•
continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.

Partnerships, Alliances and Network Efficiency
Some customers’ goods may have to travel on more than one railway to reach their final destination. The transfer of goods between railways can cause delays and service interruptions. Our rail network connects to other North American rail carriers and, through partnerships, we continue to co-develop processes and products designed to provide seamless and efficient scheduled train service to these customers.
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
Recent Class 1 railway initiatives include:
•
a CP-CN directional running agreement over about 100 miles of parallel CP and CN track in Ontario between Waterfall (near Sudbury) and Parry Sound. The trains of both railways operate eastbound over CN’s line and westbound over our line;

•	a CP-CN haulage agreement under which we transport CN freight over about 300 miles of CP track in Ontario between Thunder Bay and Franz;
•	CP-CN initiatives in the Port of Vancouver Terminal and B.C. Lower Mainland;
•	a CP-NS trackage rights agreement to handle NS traffic over our D&H lines in the U.S. Northeast; and
•	a CP-NS track connection at Detroit, Michigan that provides service between eastern Canada and the U.S. Midwest.

DESCRIPTION OF THE BUSINESS

We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.
In November 2005, CP and the Fraser River Port Authority (“FRPA”) entered into a cooperation agreement to enhance service through the Fraser River Port, south of the Port of Vancouver, and to capture growth opportunities in global trade. Under the agreement, CP and FRPA will consult on market and trade outlooks and business development opportunities, coordinate investments, and engage in multi-modal planning to build or expand port and rail infrastructure, such as terminals and track. FRPA will also support efforts to enhance our access to Fraser River facilities to help meet increased demand for rail service.
In April 2005, we signed a cooperation agreement with the Vancouver Port Authority (“VPA”) to work on joint capacity developments to more fully capture expanding Asia-Pacific trade opportunities. Joint initiatives include marketing programs and domestic public policy advocacy to increase competitiveness, operational efficiencies and customer service at the Port of Vancouver. There is also a commitment by both parties to ensure that the Port of Vancouver is the most secure port system on the West Coast of the Americas. CP and VPA will also advocate a policy framework in Canada that fosters private sector investment in an integrated transportation system, including marine, rail, road and air, and encourages coordinated federal and provincial investment in Canada’s aging transportation network in local communities.
Network and Right-of-Way
Our 13,300-mile network extends from the Port of Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the U.S. industrial centres of Chicago, Illinois; Newark, New Jersey; Philadelphia, Pennsylvania; and New York City and Buffalo, New York.
Our network is composed of four primary corridors: Western, Southern, Central, and Eastern. These corridors are comprised of main lines, totalling approximately 4,750 miles, supported by secondary and branch rail lines (“feeder lines”) that carry traffic to and from the main lines.
The Western Corridor: Vancouver-Moose Jaw
Overview — The Western Corridor links Vancouver with Moose Jaw, which is the western Canadian terminus of our Southern and Central corridors. With service through Calgary, the Western Corridor is an important part of our routes between Vancouver and the U.S. Midwest, and between Vancouver and central and eastern Canada.
Products — The Western Corridor is our primary route for bulk and resource products traffic from western Canada to the Port of Vancouver for export. We also handle significant volumes of international intermodal containers and domestic general merchandise traffic.
Feeder Lines — We support our Western Corridor with three significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port of Vancouver; the “Calgary-Edmonton-Scotford Route”, which provides rail access to central Alberta’s petrochemical industries and natural resources markets; and the

DESCRIPTION OF THE BUSINESS

“Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Union Pacific Railroad Company (“UP”) at Kingsgate, B.C.
Connections — Our Western Corridor connects with UP at Kingsgate and with Burlington Northern Santa Fe Railway (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at Red Deer, Alberta; Calgary; Edmonton; Kamloops, B.C.; and several locations in the Vancouver Area.
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
Prior to the second half of 2006, we provided service on a route from Chicago to Louisville, Kentucky, through a combination of operating rights and owned lines. General merchandise traffic and a significant amount of coal traffic from mines in southern Indiana move over this route, which was sold to Indiana Rail Road Company in the second quarter of 2006 (discussed further in the section “General Development of the Business”).
Connections — Our Southern Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota, and with UP at St. Paul. We connect with CN at Minneapolis, Milwaukee and Chicago. Our Southern Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the U.S.
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
Products — Major traffic categories transported in the Central Corridor include Canadian grain, coal, forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.
Feeder Lines — We support the Central Corridor with a main feeder line connecting Edmonton with Winnipeg, through Saskatoon and Regina in Saskatchewan. This line is an important collector of Canadian grain and fertilizer.

DESCRIPTION OF THE BUSINESS

Connections — The Central Corridor connects with BNSF at Emerson, Manitoba, and with a number of shortline railways. This corridor also connects with CN at Regina, Saskatoon, Winnipeg, Thunder Bay and Sudbury.
Yards and Repair Facilities — We support our rail operations in the Central Corridor with major rail yards at Saskatoon, Winnipeg, Toronto and Thunder Bay. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Thunder Bay, Winnipeg, Saskatoon and Regina.
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
Products — Major traffic categories transported in the Eastern Corridor include intermodal containers, automotive, and forest and industrial and consumer products, as well as truck trailers moving in drive-on/drive-off Expressway service between Montreal and Toronto.
Feeder Lines — The Eastern Corridor connects with important feeder lines. Our route between Montreal and Sunbury, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to New York City and Albany, New York; Philadelphia; Newark, New Jersey; and Washington, D.C. The line between Guelph Junction, Ontario and Binghamton, including haulage rights over NS lines, links industrial southern Ontario with key U.S. connecting rail carriers at Buffalo and with the Montreal-to-Sunbury line at Binghamton.
Connections — The Eastern Corridor connects with all major railways at Chicago. We also have major connections with NS at Detroit, Buffalo, and at Harrisburg and Allentown in Pennsylvania, and with CSX at Detroit, Buffalo, Albany, Philadelphia, and Washington D.C. In addition, our eastern corridor connects with CN at Montreal and at Toronto, Windsor and London in Ontario.
Yards and Repair Facilities — We support our Eastern Corridor with major rail yards and terminals in Chicago, Toronto, Montreal and Binghamton. There are also intermodal facilities in Montreal and Detroit, as well as a second intermodal facility in Toronto dedicated to serving the Eastern Corridor. Terminals for our Expressway service are located in Montreal and at Milton and Agincourt in the Greater Toronto area. We have locomotive and car repair facilities in Montreal and Binghamton, in addition to car repair facilities in Chicago and locomotive and car repair facilities in Toronto,
Other — On June 30, 2004, we announced a restructuring of the D&H whereby D&H and NS provide yard and haulage services for each other (discussed further in the section “General Development of the Business” in this AIF). This restructuring has reduced costs and provided new income for the D&H. The STB in the second quarter of 2005 approved the final changes stemming from the agreement.
Right-of-Way
Our rail network is standard gauge, which is used by all major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on almost all of our mainline. Virtually all of the network and primary feeder trackage is 100-pound or heavier rail, suitable for the movement of high-capacity 286,000-pound freight cars.
We use different train control systems on portions of our owned track, depending on the volume of rail traffic. Remotely controlled centralized traffic control signals are used to authorize the movement of trains where traffic is heaviest.
Where rail traffic is lightest, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In areas of intermediate traffic density, we use an automatic block signalling system in conjunction with written instructions from rail traffic controllers.

DESCRIPTION OF THE BUSINESS

Business Categories
The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2006 compared with 2005:

Business Category	2006	2005
Bulk	44%	45%
Merchandise	28%	28%
Intermodal	28%	27%
Freight Revenues
The following table summarizes our annual freight revenues since 2004:

Freight Revenues		Fiscal 2006		Fiscal 2005
(in $ millions, except for percentages)		Growth		Growth
		Rate as		Rate as
		Compared		Compared
	Fiscal	to Fiscal	Fiscal	to Fiscal	Fiscal
Business Category	2006	2005	2005	2004	2004

Bulk
Grain	905	20.0%	754	12.9%	668
Coal	592	(18.8)%	729	37.5%	530
Sulphur and fertilizers	439	(1.8)%	447	(2.8)%	460

Total bulk	1,936	0.3%	1,930	16.4%	1,658

Merchandise
Forest products	316	(5.4)%	334	3.7%	322
Industrial and consumer products	604	11.2%	543	12.9%	481
Automotive	314	5.4%	298	3.1%	289

Total merchandise	1,234	5.0%	1,175	7.6%	1,092

Intermodal	1,257	8.3%	1,161	12.2%	1,035

Total freight revenues	4,427	3.8%	4,266	12.7%	3,785

Bulk
Our bulk business represented approximately 44% of total freight revenues in 2006.
Grain
Our grain business accounted for approximately 20% of total freight revenues in 2006.
Grain transported by CP consists of both whole grains, including wheat, corn, soybeans and canola, and processed products, such as canola meal, vegetable oil and flour.
Our grain business is centred in two key agricultural areas: the Canadian prairies (Alberta, Saskatchewan and Manitoba) and the Northern Plains states of North Dakota and Minnesota. Western Canadian grain is shipped primarily west to the Port of Vancouver and east to the Port of Thunder Bay for export. Grain is also shipped to the U.S. Midwest and to eastern Canada for domestic consumption. U.S.-originated export grain traffic is shipped to ports at Duluth and Superior. In partnership with other railways, we also move grain to export terminals in the U.S. Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the U.S. Northeast or is interchanged with other carriers to the U.S. Southeast, Pacific Northwest and California markets.
Railway rates for the movement of export grain in western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula

DESCRIPTION OF THE BUSINESS

included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to the section “Regulation and Other Issues”.
Coal
Our coal business represented approximately 14% of total freight revenues in 2006.
We handle mostly metallurgical coal destined for export through the Port of Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.
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
Sulphur and fertilizers business represented approximately 10% of total freight revenues in 2006.
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
Alberta’s oil and gas industry produces more than eight million tonnes of sulphur annually. We transport approximately half of the sulphur that enters international markets from Canada and we are the leading transporter of formed sulphur shipped from gas plants in southern Alberta to the Port of Vancouver. The two largest shipping points in southern Alberta are Shantz and Waterton and both are located on our rail lines. Currently, our export traffic is destined mainly to China, Australia and the U.S. In addition, we transport liquid sulphur from Scotford, Alberta, site of one of the largest refineries in the Edmonton area, and from other origins to the southeastern and northwestern U.S. for use in the fertilizer industry.
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
We provide transportation services from major potash and nitrogen production facilities in western Canada and have efficient routes to the major U.S. markets. We also have direct service to key fertilizer distribution terminals, such as the barge facilities on the Mississippi River system at Minneapolis-St. Paul, as well as access to Great Lakes vessels at Thunder Bay.
Merchandise
Our merchandise business represented approximately 28% of total freight revenues in 2006.
Merchandise products move in trains of mixed freight and in a variety of car types and service involves delivering products to many different customers and destinations.
In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services through our Canadian Pacific Logistics Solutions (“CPLS”) division, which develops simplified logistics solutions to resolve complex supply chain issues.

DESCRIPTION OF THE BUSINESS

Forest Products
Our forest products business represented approximately 7% of total freight revenues in 2006.
Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and Oriented Strand Board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.
Industrial and Consumer Products
Our industrial and consumer products business represented approximately 14% of total freight revenues in 2006.
Industrial and consumer products traffic includes an array of commodities grouped as plastics, aggregates, minerals, metals, steel, chemicals and energy-related products.
Our industrial and consumer products traffic is widely dispersed throughout North America, with large bases in Alberta, Ontario, Quebec and the U.S. Midwest. The location of mines, steel mills and aggregate facilities adjacent to our rail lines provides for the convenient shipment of a diverse group of industrial products for a wide range of customers. We transport products to destinations throughout North America, including to and from ports. We also participate in the movement of products from the U.S. to Canadian destinations, including chemicals originating in and around the Gulf Coast and destined to points in eastern Canada.
Automotive
Our automotive business represented approximately 7% of total freight revenues in 2006.
Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. We transport finished vehicles from U.S. and Canadian assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. We also move imported vehicles from tidewater ports to retail markets in Canada and the U.S. Midwest. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada, in Minnesota and in the U.S. northeast.
Intermodal
Our intermodal business accounted for approximately 28% of total freight revenues in 2006.
Domestic intermodal freight consists primarily of manufactured consumer products moving in containers.
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
Recent investments in terminals and track infrastructure as well as operating and service initiatives have enhanced our strategic position for future growth.

DESCRIPTION OF THE BUSINESS

Other Business
We earn additional revenues through the sale and lease of assets. Other arrangements include infrastructure and operating agreements with government-sponsored commuter rail authorities and contracts with passenger service operators.
Significant Customers
At December 31, 2006, one customer comprised 11.5% of total revenues and 5.6% of total accounts receivable. At December 31, 2005 and 2004, the same customer comprised 14.5% and 11.7% of total revenues and 8.0% and 12.4% of total accounts receivable, respectively.

DESCRIPTION OF THE BUSINESS

Railway Performance
We focus on franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies based on industry-recognized performance indicators:

	Year Ended December 31
Performance Indicators(1)	2006	2005	2004	2003	2002

Gross ton-miles (GTM) (millions)(2)	236,405	242,100	236,451	221,884	209,596
Revenue ton-miles (RTM) (millions)(3)	122,874	125,303	123,627	114,599	107,689
Number of active employees — end of period(4)	15,327	16,295	15,637	15,645	15,860
Employee productivity (GTMs per average active employee (thousands))	14,824	14,719	14,727	13,759	13,005
Traffic density (GTMs per mile of road operated, excluding track on which CP has haulage rights (thousands))(5)	17,828	17,681	17,113	16,023	15,107
Fuel efficiency (U.S. gallons of locomotive fuel per 1,000 GTMs — freight and yard)	1.20	1.18	1.20	1.24	1.24

(1)	Train-miles and average train weights are no longer reported as we no longer consider these to be the main drivers for managing our operating costs.

(2)
Gross ton-miles of freight measure the movement of total train weight over a distance of one mile. (Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.)

(3)	Revenue ton-miles of freight measure the distance traveled by the head locomotive on each train operating over our track.

(4)
The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

(5)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
Franchise Investment
Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals), locomotives, information technology, and freight cars and other equipment.
We invested approximately $2.4 billion in our core assets from 2004 to 2006, with annual capital spending over this period averaging approximately 19% of revenues. This included approximately $1.7 billion invested in track and facilities, $0.3 billion in locomotives, $0.1 billion in information technology and $0.3 billion in freight cars and other equipment.
Locomotive Fleet
We continue to upgrade our locomotive fleet by acquiring high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 677 AC locomotives. While AC locomotives represent approximately 61% of our road-freight locomotive fleet, they handle about 82% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance. It has also allowed us to remove from service 887 older less-efficient locomotives and to more efficiently utilize our repair and maintenance facilities.

DESCRIPTION OF THE BUSINESS

Following is a synopsis of our owned and leased locomotive fleet:
Number of Locomotives
(owned and leased)

	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total
0-5	347	—	—	—	347
6-10	247	—	—	—	247
11-15	83	—	—	—	83
16-20	—	67	2	—	69
Over 20	—	370	267	252	889

Total	677	437	269	252	1,635

Railcar Fleet
We own or lease approximately 47,800 freight cars. Approximately 20,800 are owned by CP, 7,300 are hopper cars owned by Canadian federal and provincial government agencies, and 19,700 are leased. Long-term leases on approximately 3,900 cars are scheduled to expire during 2007, and the leases on approximately 10,500 additional cars are scheduled to expire before the end of 2011.
Our covered hopper car fleet, used for transporting regulated grain, consists of owned and leased cars. A portion of the fleet used to transport export grain is leased from the Government of Canada, with whom we are currently negotiating a new operating agreement.
Integrated Operating Plan
Our IOP is the foundation for our scheduled railway operations, through which we strive to provide quality service for customers and improve asset utilization to achieve high levels of efficiency. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle.
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
We are committed to continuously improve scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth.
Information Technology
As a 24-hour-a-day, seven-day-a-week business, we rely heavily on our computer systems to schedule all components of our operations. Computer applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. We use an intricate automated traffic forecasting system that determines optimal freight car routings and the workload in our yards by using sophisticated, industry-specific software and generating time-distance diagrams to examine track capacity.
During 2005, we completed the implementation of TYES, a new yard inventory management system. Using waybill information, TYES triggers classification instructions from CP’s trip planning system so that individual shipments are matched to freight car blocks, which in turn are matched to trains. The result is optimized routing and improved fluidity in CP freight yards. A trip plan is

DESCRIPTION OF THE BUSINESS

created for each customer’s shipment and integrated with train planning and yard applications to ensure that the instructions issued for the customer’s shipment are consistent with the information given to the customer. With TYES now fully implemented, we have completed our Service Excellence suite of operating systems. These operating systems manage the overall movement of our customers’ shipments and provide railway managers with highly reliable data on shipment performance, transit times, connections with other trains, train and yard capacities, and locomotive requirements. This data is used to make adjustments to the IOP to achieve specific service and productivity targets and ensure all design objectives are achieved.
We have begun the implementation of the TRIEX system to further improve our intermodal service offering. TRIEX will provide a customer self-service offering, including reservations, proof of delivery and full shipment tracking. TRIEX will also give us the means to have more sophisticated pricing options and simplify our billing processes. TRIEX was implemented at two intermodal terminals in 2006 and we are planning on completing implementation of TRIEX at all our remaining intermodal terminals by the end of 2007, along with the customer and accounting functionality.
During 2005, we signed a license agreement with SAP Canada to leverage use of its software to functions beyond managing assets and expenditures , such as revenue management, supplier management and pricing.
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
In 2003, we began a program to eliminate 820 positions by consolidating administrative functions, applying new information technology to increase productivity in administrative areas and yard operations, and to increase car and locomotive maintenance efficiency.
In 2005, we began a restructuring initiative to further improve efficiency in our administrative areas. The restructuring was intended to eliminate more than 400 management and administration positions. As part of this initiative, we introduced a voluntary incentive retirement program for long-service employees in Canada.
The targeted reductions for these initiatives were successfully achieved by 2006.
In order to stimulate and reward employee participation in our efficiency initiatives, we have implemented a number of incentive-based compensation programs designed to allow eligible unionized and non-unionized employees to share in the profits they help generate.
Risk Factors
Competition
The freight transportation industry is highly competitive. We face intense competition for freight transportation in Canada and the U.S., including competition from other railways and trucking companies. We are subject to competition for freight traffic from other Class 1 railways, particularly BNSF, CN, CSX, NS and UP. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. Any improvement in the cost structure or service of our competitors could increase competition and have a materially adverse impact on our business or operating results.
There was significant consolidation of the railway industry in North America during the 1990s, which led to larger railway companies. These companies offer services in large market areas and compete with us in these markets. Increased competition from current and future competitors in the railway industry could adversely affect our competitive position, financial condition and operating results.
Economic and Other Conditions
Our freight volumes and revenues are largely dependent upon the health of the North American and global economies and other factors affecting the volumes and patterns of international trade. We are also sensitive to factors such as weather, security

DESCRIPTION OF THE BUSINESS

threats, commodity pricing and global supply and demand, as well as developments affecting North America’s agricultural, mining, forest products, consumer products, import/export and automotive sectors. These factors and developments are beyond the influence or control of the railway industry generally and CP specifically and may have a material adverse effect on our business or operating results.
Fuel Prices
Fuel expense constitutes a significant portion of CP’s operating costs. Fuel price volatility can therefore have a material effect on operating results. Fuel prices can be influenced by local and international supply disruptions stemming from the loss of crude oil production or refining capacity. These disruptions can be caused by weather, unplanned infrastructure failures or geopolitical events. To manage this exposure to fluctuations in fuel prices, CP utilizes a fuel surcharge program to partially offset fuel cost increases. In addition to the fuel surcharge, we may from time to time sell or purchase crude-related derivative instruments. To the extent that fuel costs decline below the levels specified in any such derivative instrument, we will not receive the full benefit of the reduction.
Foreign Exchange Risk
Although we conduct our business and receive revenues primarily in Canadian dollars, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we sell or purchase forward U.S. dollars at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by such futures contracts, we will not receive the full benefit of these contracts.
Interest Rate Risk
In order to finance our capital purchases, we may enter into long-term debt agreements These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements (“Treasury Locks”) that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs, depending on our contracted rate.
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
In addition, we are subject to statutory and regulatory directives in the U.S. that address homeland security concerns. Future decisions by the U.S. government on homeland security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
Environmental Laws and Regulations
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. We transport hazardous materials and periodically use hazardous materials in our operations. Any findings that we have violated such laws or regulations could have a materially adverse effect on our business or operating results.
In certain locations, we operate on properties that have been used by railways for over a century. As a result, historical releases of hazardous waste or materials may be discovered, requiring remediation of our properties or subjecting us to liability for damages, the cost of which could have a materially adverse impact on our business or operating results. Changing regulations and remedial approaches in Canada and the U.S. will ultimately affect the costs of remediation and overall environmental liability. The regulatory trend towards increased protection of human health from specific chemicals may mean sites that were previously remediated, or that did not require action, could be subject to further scrutiny. There is a possibility that an accidental release of

DESCRIPTION OF THE BUSINESS

hazardous waste or materials on our properties could occur and the costs of remediation of properties affected by such accidental release could materially affect our business or operating results.
In operating a railway, it is possible that derailments or other accidents may occur that could cause harm to human health or to the environment. As a result, we may incur costs in the future to address any such harm, including costs relating to the performance of remediation, natural resource damages and compensatory or punitive damages relating to harm to individuals or property. These costs could have an adverse material affect on our business or operating results.
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
Certain of our union agreements are currently under renegotiation, as discussed in the section “Labour Relations”. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms.
Pension Plans
We maintain defined benefit and defined contribution pension plans. With current low interest rates, the defined benefit plans’ presently have unfunded liabilities. Pension funding requirements are dependent upon various factors, including interest rate levels, asset returns, regulatory requirements for funding purposes and changes to pension plan benefits. In the absence of favourable changes to these factors, we will have to satisfy the under-funded amounts of our plans through cash contributions from time to time.
Indemnifications
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the Fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the Fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2006, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
Pursuant to our by-laws, we indemnify all our current and former directors and officers. In addition to the indemnity provided for in our by-laws, we also indemnify our directors and officers pursuant to indemnity agreements. We carry a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.
Safety
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. FRA reporting requirements used by all Class 1 railways in Canada and the U.S.
In 2006, our rate of FRA personal injuries per 200,000 employee hours was 2.0, down 17% from 2005 and down 26% from 2004.
The rate of FRA reportable train accidents per million train miles was 1.4 in 2006, down 39% from 2.3 in 2005, and down 33% from 2.1 in 2004. CP led the North American railway industry in safe train operations in 2006.
Our Health, Safety, Security and Environment Committee provides ongoing focus, leadership, commitment and support for efforts to improve the safety of our operations as well as the safety and health of our employees. The committee is comprised of all of the most senior representatives from our different operations departments and is a key component of safety governance at CP. Our Safety Framework governs the safety management process, which involves more than 1,000 employees in planning and implementing safety-related activities. This management process, combined with planning that encompasses all operational functions, ensures a continuous and consistent focus on safety.

DESCRIPTION OF THE BUSINESS

Border Security
CP was the first railway in North America to be approved under a new Canada Border Services Agency (“CBSA”) program to streamline clearance at the border for imports from the U.S. Under the Customs Self-Assessment (“CSA”) program, goods and shippers approved as low risk have a virtual fast lane into Canada on our railway. Eligible goods include finished vehicles, parts for vehicles, food products and other common items frequently imported from the U.S.
The CSA program reduces the cost of compliance with Canada’s import regulations, as approved importers can file monthly summary customs reports on their shipments instead of a report on each shipment. Approved importers also benefit from improved efficiencies, as their goods can be delivered directly to their facilities without stopping for inspection at the border or waiting for customs clearance. We benefit from improved freight car velocity, as shipments for customers approved under CSA move more easily across the border.
We are also a certified carrier with the U.S. Customs and Border Protection’s (CBP) Customs — Trade Partnership Against Terrorism program and the CBSA’s Partners in Protection program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security.
Under a joint Declaration of Principles signed in April 2003, we made a commitment to work with the CBSA and CBP to install a new Vehicle and Cargo Inspection System (“VACIS”) at five of our border crossings. Rail VACIS uses non-intrusive gamma ray technology to scan U.S.-bound rail shipments. The joint government-industry initiative to enhance the security of U.S.-bound rail shipments ensures trade continues to flow efficiently between Canada and the U.S. All five systems are now fully operational. Additional work is also being undertaken at Windsor, Ontario, to secure the rail corridor between the Windsor VACIS facility and the U.S. border.
These measures were part of the larger process of implementing the Smart Border Declaration adopted by Canada and the U.S. in December 2001.
Labour Relations
At December 31, 2006, approximately 79% of our workforce was unionized, with approximately 81% of our workforce located in Canada. Unionized employees are represented by a total of 35 bargaining units. Seven bargaining units represent our employees in Canada and the remaining 28 represent employees in our U.S. operations.
Labour Relations — Canada
Agreements are currently in place with five of the seven bargaining units in Canada.
•	A three-year collective agreement with the Canadian Auto Workers, representing employees who maintain and repair locomotives and freight cars, extends to the end of 2007.
•	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009.
•	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009.
•
A three-year collective agreement, with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic. The agreement, which extends to the end of 2008, was ratified on March 7, 2006.

•	A three-year agreement with Steelworkers Union, representing intermodal operation and clerical employees extends to the end of 2009.
•
A three-year collective agreement with the Teamsters Canada Rail Conference (TCRC-MWED), which represents maintenance of way employees and was certified as bargaining agent by track maintenance employees in July 2004. The agreement, which extended to the end of 2006, was ratified on March 18, 2005. Our collective agreement with the former bargaining agent expired on December 31, 2003. Negotiations for a new agreement commenced in the second half of 2006. On January 23, 2007, both CP and TCRC-MWED applied jointly for conciliation, which commenced in February of 2007.

•
A four-year collective agreement with the Teamsters Canada Rail Conference (TCRC-RTE), which represents running trade employees and was elected as bargaining agent by train crew employees in June 2004. The agreement, which extended to the end of 2006, was ratified on January 17, 2005. Our collective agreement with the previous bargaining

DESCRIPTION OF THE BUSINESS

agent expired on December 31, 2002. Negotiations for a new agreement, which commenced in the second half of 2006, continue in 2007.
Labour Relations — U.S.
Most U.S. Class 1 railroads negotiate labour agreements collectively on a national basis. At the end of 2004, a new round of bargaining commenced with all 13 national unions. There have been no settlements to date. Several difficult issues present significant challenges for the parties, including health care cost containment and more flexible use of employees and contractors.
Soo Line and D&H have elected to negotiate independently of the national bargaining process.
We are party to collective agreements with 28 bargaining units: 15 on the Soo Line and 13 on the D&H.
Agreements with 14 of the 15 bargaining units on the Soo Line are currently open for renegotiation. Our agreement with yard supervisors extends to the end of 2009. Negotiations have commenced with track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheetmetal workers, locomotive engineers and mechanical supervisors. Negotiations with the Teamsters, representing locomotive engineers, resulted in both parties agreeing to binding arbitration, which was held in November 2005. An arbitration decision issued January 26, 2006 satisfactorily finalized an agreement which extended through December of 2004.
D&H has agreements in place with nine unions representing freight car repair employees, clerks, signal repair employees, mechanical supervisors, mechanical labourers, yard supervisors, engineering supervisors, machinists, and police. Negotiations are under way with the remaining four bargaining units, which represent locomotive engineers, electricians, track maintainers and conductors.
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

DESCRIPTION OF THE BUSINESS

We have taken a proactive position on the remediation of historically impacted sites and have an accounting accrual for environmental costs that extends to 2016.
Environmental Contamination
In the fourth quarter of 2004, we recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a CP-owned property in the U.S., which includes areas previously leased to third parties.
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
We continue to be responsible for remediation work on portions of the property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be $37.9 million.
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
Management Review
Our Board of Directors’ Health, Safety, Security and Environment Committee conducts a semi-annual comprehensive review of environmental issues. An Environmental Lead Team, which is comprised of senior leaders of our Real Estate, Legal Services, Marketing and Sales, Finance, Operations, Supply Services, and Environmental Services departments, meets quarterly to review environmental matters.
Expenditures
We spent $36.0 million in 2006 for environmental management, including amounts spent for ongoing operations, capital upgrades and remediation.
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
In Canada, Bill C-11, legislation amending the CTA, was introduced in Parliament in spring 2006. Bill C-11 contains some of the amendments that had been included in Bill C-44, which was introduced in 2005 but was terminated when Parliament was

DESCRIPTION OF THE BUSINESS

dissolved on November 29, 2005. Bill C-11 includes, among other things, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. Amendments concerning Final Offer Arbitration (“FOA”) and other shipper remedies are not included in Bill C-11. Bill C-11 passed Second Reading in the House of Commons (“the House”) and was sent to the Standing Committee on Transport and Infrastructure (“the Committee”). It was reported by the Committee with some amendments on issues including noise in December, 2006. It is anticipated that, unless Parliament is dismissed, Bill C-11 will be passed in the House in the first half of 2007 and will then be sent to the Senate. There may be additional changes to the CTA in respect of FOA and other matters that had been dealt with in Bill C-44. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or as to the content, timing or effect on CP of any anticipated additional legislation.
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
Insurance
We maintain insurance policies to protect our assets and to protect against liabilities. Our insurance policies include, but are not limited to, liability insurance, director and officer liability insurance, automobile insurance and property insurance. The property insurance program includes business interruption coverage, which would respond in the event of catastrophic damage to our infrastructure. We believe our insurance is adequate to protect us from known and unknown liabilities. However, in certain circumstances, certain losses may not be covered or completely covered by insurance and we may suffer losses, which could be material.
Related-party Transactions
No rail services were provided to related parties in 2006.

DIVIDENDS

Declared Dividends and Dividend Policy
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend
Amount	Record Date	Payment Date
$0.1275 $0.1275 $0.1325 $0.1325 $0.1325 $0.1500 $0.1500 $0.1500 $0.1875 $0.1875 $0.1875 $0.1875 $0.2250	March 26, 2004
June 25, 2004
September 24, 2004
December 31, 2004
March 25, 2005
June 24, 2005
September 30, 2005
December 30, 2005
March 31, 2006
June 30, 2006
September 29, 2006
December 29, 2006
March 30, 2007	April 26, 2004
July 26, 2004
October 25, 2004
January 31, 2005
April 25, 2005
July 25, 2005
October 31, 2005
January 30, 2006
April 24, 2006
July 31, 2006
October 30,2006
January 29, 2007
April 30, 2007

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

CAPITAL STRUCTURE

Description of Capital Structure
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2006, no Preferred Shares had been issued.
1).	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
a).
Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by CP’s Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

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

3).	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
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

CAPITAL STRUCTURE

Security Ratings
The Company’s debt securities are rated annually by three approved rating organizations — Moody’s Investors Service, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited. Currently, our securities are rated as Investment Grade, shown in the table below:

Long-Term
Approved Rating	Debt
Organization	Rating
Moody’s Investors Service	Baa2
Standard & Poor’s	BBB
Dominion Bond Rating Service	BBB(high)

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

Moody’s Investors Service	Standard & Poor’s	Dominion Bond Rating Service

Aaa	AAA	AAA	High Investment Grade

Aa1	AA+	AA(high)

Aa2	AA	AA

Aa3	AA-	AA(low)

A1	A+	A(high)

A2	A	A

A3	A-	A(low)

Investment Grade
Baa1	BBB+	BBB(high)

Baa2	BBB	BBB

Baa3	BBB-	BBB(low)

Ba1	BB+	BB(high)	Below Investment Grade

Ba2	BB	BB

Ba3	BB-	BB(low)

B1	B+	B(high)

B2	B	B

B3	B-	B(low)

Caa	CCC	CCC

Ca	CC	CC

C	C	C

MARKET FOR SECURITIES

Stock Exchange Listings
The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.
Trading Price and Volume
The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2006.

	Opening	High	Low	Closing	Number of	Volume of
	Price per	Price per	Price per	Price per	Trades	Shares
Month	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded
January February March April May June July August September October November December	48.44 54.50 58.15 58.53 60.15 57.00 57.90 54.42 54.56 55.50 62.80 63.89	56.16 60.85 59.99 65.17 63.43 57.90 57.97 55.44 55.81 64.15 65.29 64.46	45.55 53.70 55.88 58.52 55.07 52.55 51.05 51.86 51.91 54.95 60.86 60.43	54.71 58.20 58.26 59.43 56.60 56.91 54.00 54.30 55.56 63.40 63.51 61.40	65,551 47,409 45,476 44,142 38,597 42,444 39,772 48,407 33,482 50,664 42,720 29,770	27,331,083 15,144,307 16,157,785 12,160,447 12,373,511 15,724,333 11,720,333 13,896,160 10,896,140 15,710,416 10,110,242 7,725,259

The following table provides the monthly trading information for our Common Shares on the New York Stock Exchange during 2006.

	Opening	High	Low	Closing	Number of	Volume of
	Price per	Price per	Price per	Price per	Trades	Shares
Month	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded
January February March April May June July August September October November December	41.00 47.85 51.19 50.00 53.80 51.30 51.20 47.83 49.48 49.71 54.70 55.70	49.12 52.89 53.00 57.12 57.73 52.59 52.17 49.39 49.91 57.32 57.31 56.49	39.10 46.71 47.64 50.00 49.00 47.10 44.85 46.19 46.36 48.75 54.65 52.34	48.24 51.19 49.97 53.14 52.30 51.14 47.87 49.09 49.74 56.49 55.73 52.76	27,672 20,597 22,882 21,467 22,918 25,492 24,296 22,347 18,685 29,270 19,587 14,342	8,272,200 5,359,400 6,604,200 5,832,600 6,244,500 7,016,600 6,679,100 5,758,600 4,471,000 7,405,000 4,224,600 3,205,400

DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.
Directors

Year of Annual Meeting
	Position Held and Principal Occupation within	at which Term of Office
Name and Municipality of Residence	the Preceding Five Years (1)	Expires (Director Since)
S.E. Bachand (3)(5)(6) Ponte Vedra Beach, Florida, U.S.A.	Retired President and Chief Executive Officer, Canadian Tire Corporation, Limited (hard goods retailer specializing in automotive, sports and leisure and home products)	2007 (2001)

J.E. Cleghorn, O.C., F.C.A. (3) Toronto, Ontario, Canada	Chairman, Canadian Pacific Railway Limited and, Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)	2007 (2001)

T.W. Faithfull (3)(4)(5) Oxford, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2007 (2003)

F.J. Green Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited	2007 (2006)

The Hon. J.P. Manley (2)(3)(6) Ottawa, Ontario, Canada	Senior Counsel, McCarthy Tétrault LLP (law firm)	2007 (2006)

L.J. Morgan (3)(4)(5) Bethesda, Maryland, U.S.A.	Chair of the Transportation Practice and Partner, Covington & Burling LLP (law firm)	2007 (2006)

Dr. J.R. Nininger (3)(4)(5) Ottawa, Ontario, Canada	Retired President and Chief Executive Officer, The Conference Board of Canada (private not-for-profit research group)	2007 (2001)

M. Paquin (2)(3)(4) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2007 (2001)

M.E.J. Phelps, O.C. (3)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2007 (2001)

R. Phillips, O.C. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2007 (2001)

H.T. Richardson Winnipeg, Manitoba, Canada	President and Chief Executive Officer, James Richardson & Sons Limited (privately owned corporation)	2007 (2006)

M.W. Wright (2)(3)(4) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2007 (2001)

Notes:

(1)
T.W. Faithfull was President and Chief Executive Officer of Shell Canada Limited from April 1999 until July 2003. F.J. Green was President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from November 2005 until May 2006, Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from October 2004 until November 2005; Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company from January 2004 until October 2004 and Senior Vice-President, Marketing and Sales, Canadian Pacific Railway Company from April 2002 until January 2004. The Hon. J.P. Manley was the Member of Parliament for Ottawa South from November 1988 until June 2004 and Chairman of the Ontario Power Generation Review Committee from December 2003 until March 2004. L.J. Morgan was Chairman of the United States Surface Transportation Board and its predecessor the Interstate Commerce Commission from March 1995 until December 2002. M.E.J. Phelps was Chairman and Chief Executive Officer of Westcoast Energy Inc. from June 1988 until March 2002. M.W. Wright was Chairman and Chief Executive Officer of SUPERVALU INC. from June 1981 until June 2001 and Chairman until June 2002.

(2)	Member of the Audit, Finance and Risk Management Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Environmental and Safety Committee.

(5)	Member of the Management Resources and Compensation Committee.

(6)	Member of the Pension Trust Fund Committee.
Cease Trade Orders
S.E. Bachand was a director of Krystal Bond Inc. when it was subject to a cease trade order on April 12, 2002 for failure to file financial statements. It has since ceased to operate as a going concern.
As a result of the announcement in May 2004 by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn, a former director, and J.P. Manley, a current director. The Quebec and Alberta Securities commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Mr. Cleghorn and Mr. Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Mr. Cleghorn and Mr. Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities commissions also lifted their cease trade orders shortly thereafter. Mr. Cleghorn and Mr. Manley were not subject to the British Columbia and Quebec orders.

DIRECTORS AND OFFICERS

Senior Officers
As at March 2, 2007, the following were executive officers of CPRL:

Principal occupation within the
Name and municipality of residence	Position held	preceding five years

J.E. Cleghorn, O.C., F.C.A. Toronto, Ontario, Canada	Chairman	Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)

F.J. Green Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company; Senior Vice-President, Marketing, Canadian Pacific Railway Company; Vice-President, Marketing, Canadian Pacific Railway Company

M.R. Lambert Calgary, Alberta, Canada	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President, Canadian Tire Corporation (retail goods); President, Mark’s Work Warehouse (retail goods); Chief Financial Officer, Mark’s Work Warehouse (retail goods)

P. Clark Calgary, Alberta, Canada	Vice-President, Communications and Public Affairs	Vice-President, Communications and Public Affairs, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

B. Grassby Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

P.A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Vice-President Legal Services, Canadian Pacific Railway Company; Chief Regulatory Counsel, Canadian Pacific Railway Company

T. A. Robinson Calgary, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Comptroller, Canadian Pacific Railway Company; Assistant Vice-President, Customer Service, Canadian Pacific Railway Company

D. F. Barnhardt Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Lawyer/Commercial Coordinator, Canadian Pacific Railway Company

G.A. Feigel Calgary, Alberta, Canada	Assistant Corporate Secretary	Assistant Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

DIRECTORS AND OFFICERS

Shareholdings of Directors and Officers
As at December 31, 2006, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 68,736 Common Shares of CP, representing 0.04% of the outstanding Common Shares as of that date.
Announcements
Dr. J.R. Nininger will retire on May 11, 2007, having attained the retirement age of 70 years for directors under our by-laws.

LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. Following are the only significant legal proceedings currently in progress.
Stoney Tribal Council v. Canada, EnCana and CP
On February 26, 1999, a Statement of Claim was issued in the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary. The Stoney Tribal Council filed an action against CP and others in the amount of $150 million for alleged trespass and unlawful removal of oil and gas from reserve lands.
It is too early to make an assessment of the amount in question in this action, an assessment of the merits of the claim, the likelihood that the Plaintiffs will succeed against any or all of the Defendants or the degree to which we may be entitled to indemnity from other parties. We believe adequate provision has been made in our financial statements for this lawsuit.
Derailment — Minot, North Dakota
On January 18, 2002, one of our trains derailed outside of Minot, North Dakota. The site of the derailment was immediately west of the city and adjacent to a residential neighbourhood. Thirty-one cars of the 112 cars on the train derailed. Five cars containing anhydrous ammonia catastrophically ruptured and a vapour plume covered the derailment site and surrounding area.
Immediately following the derailment, we began a process of environmental remediation and monitoring at a cost in excess of US$8 million. In addition, in the months following the derailment, we settled in excess of 20,000 claims from residents of the Minot area for damages.
Following the derailment, a class action and several individual lawsuits were filed against CP in North Dakota. The Chief Judge of the federal court in North Dakota has dismissed all of these claims on the basis that the Plaintiffs have no private cause of action. That decision has been appealed to the federal court of appeals for the 8th Circuit. The Chief Judge of the federal court in Minnesota has also dismissed several cases brought by individuals in Minnesota. That decision too is under appeal to the federal court of appeals 8th circuit. There are several hundred other cases which had been filed in the state court in Minnesota which have been removed to the federal court in Minnesota. The Chief Judge of the federal court of Minnesota will soon determine whether those cases should be heard in state court or whether they should be heard in federal court and dismissed.
CP is working closely with its insurers to settle cases on an individual basis. Many cases, including the claim of the estate of a man who died as a result of the derailment have been settled.
We believe adequate provision has been made in our financial statements for this lawsuit.

TRANSFER AGENTS AND REGISTRARS

Transfer Agent
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CP’s Common Shares in Canada.
Computershare Trust Company NA, Denver Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the United States.
Requests for information should be directed to:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario Canada
M5J 2Y1

INTERESTS OF EXPERTS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has prepared an independent auditors’ report dated March 2, 2007, in respect of our consolidated financial statements, with accompanying notes as at December 31, 2006 and 2005 and for each of the years in the three year period ended December 31, 2006. They have also prepared an audit report on management’s assessment of the effectiveness of internal control over financial reporting, and on the effectiveness of internal control over financial reporting, at December 31, 2006. PricewaterhouseCoopers LLP has advised that it is independent with respect to CP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the U.S. Securities and Exchange Commission.

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

Composition of the Audit, Finance and Risk Management Committee and Relevant Education and Experience
The following individuals comprise the entire membership of the Audit, Finance and Risk Management Committee (“the Committee”).
John P. Manley - Mr. Manley is Senior Counsel at the law firm of McCarthy Tétrault LLP. He has held that position since May 2004. He is a director of Nortel Networks Corporation and Nortel Networks Limited, Canadian Imperial Bank of Commerce and a director and Board Chair of Optosecurity Inc. (a private company). In addition Mr. Manley serves on the boards of the University of Waterloo, MARS (not-for-profit corporation founded by leaders from the business and public sectors to improve commercial outcomes from Canada’s foundation of science and technology innovation), National Arts Center Foundation and CARE Canada. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, which was responsible for reviewing the state of the energy system of Ontario, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.
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
Roger Phillips (Chair) - Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Toronto Dominion Bank, Imperial Oil Limited and Cleveland-Cliffs Inc. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.
Hartley T. Richardson - Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, family wealth management services, and private equity investments. He has held that position since April 1998. He is a director of Angiotech Pharmaceuticals, Inc., Railpower Technologies Corp. and SemBiosys Genetics Inc.. He is the Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. Mr. Richardson’s other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow. He is involved in a number of charitable endeavours and community organizations, including serving as Chairman of Winnipeg’s United Way 2004 Campaign. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004.
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
Pre-Approval of Policies and Procedures
The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by our independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by our independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. Our Vice-President and Comptroller must submit to the Committee at least quarterly a report of all services performed or to be performed by our

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by our independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. Our independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Director, Internal Audit monitors compliance with this policy.
Audit, Finance and Risk Management Committee Charter
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A. Committee and Procedures
1.
Purposes
The purposes of the Audit, Finance and Risk Management Committee (the “Committee”) of the Board of Directors of the Corporation are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters including:

•	the review of the annual and interim financial statements of the Corporation;
•	the integrity and quality of the Corporation’s financial reporting and systems of internal control, and risk management;
•	the Corporation’s compliance with legal and regulatory requirements;
•	the qualifications, independence, engagement, compensation and performance of the Corporation’s external auditors; and
•	the performance of the Corporation’s internal audit function;
and to prepare, if required, an audit committee report for inclusion in the Corporation’s annual management proxy circular, in accordance with applicable rules and regulations.

The Corporation’s external auditors shall report directly to the Committee.

2.
Composition of Committee
The members of the Committee of each of CPRL and CPRC shall be identical and shall be Directors of CPRL and CPRC, respectively. The Committee shall consist of not less than three and not more than six Directors, none of whom is either an officer or employee of the Corporation or any of its subsidiaries. Members of the Committee shall meet applicable requirements and guidelines for audit committee service, including requirements and guidelines with respect to being independent and unrelated to the Corporation and to having accounting or related financial management expertise and financial literacy, set forth in applicable securities laws or the rules of any stock exchange on which the Corporation’s securities are listed for trading. No director who serves on the audit committee of more than two public companies other than the Corporation shall be eligible to serve as a member of the Committee, unless the Board of Directors has determined that such simultaneous service would not impair the ability of such member to effectively serve on the Committee. Determinations as to whether a particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board.

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

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.

6.	Secretary of Committee The Committee shall appoint a Secretary who need not be a director of the Company.

7.
Meetings
The Committee shall meet at regularly scheduled meetings at least once every quarter and shall meet at such other times during each year as it deems appropriate. In addition, the Chair of the Committee may call a special meeting of the Committee at any time.

8.	Quorum Three members of the Committee shall constitute a quorum.

9.
Notice of Meetings
Notice of the time and place of every meeting shall be given in writing by any means of transmitted or recorded communication, including facsimile, telex, telegram or other electronic means that produces a written copy, to each member of the Committee at least 24 hours prior to the time fixed for such meeting; provided however, that a member may in any manner waive a notice of a meeting. Attendance of a member at a meeting constitutes a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

10.	Attendance of Others at Meetings At the invitation of the Chair of the Committee, other individuals who are not members of the Committee may attend any meeting of the Committee.

11.
Procedure, Records and Reporting
Subject to any statute or the articles and by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board when the Committee may deem appropriate (but not later than the next meeting of the Board). The minutes of its meetings shall be tabled at the next meeting of the Board.

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

15.
Use of Outside Legal, Accounting or Other Advisors; Appropriate Funding
The Committee may retain, at its discretion, outside legal, accounting or other advisors, at the expense of the Corporation, to obtain advice and assistance in respect of any matters relating to its duties, responsibilities and powers as provided for or imposed by these Terms of Reference or otherwise by law.

The Committee shall be provided by the Corporation with appropriate funding, as determined by the Committee, for payment of:
(i)	compensation of any outside advisors, as contemplated by the immediately preceding paragraph;

(ii)	compensation of any independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation; or

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

(iii)	ordinary administrative expenses that are necessary or appropriate in carrying out the Committee’s duties.
All outside legal, accounting or other advisors retained to assist the Committee shall be accountable ultimately to the Committee.
16.
Remuneration of Committee Members
No member of the Committee shall receive from the Corporation or any of its affiliates any compensation other than the fees to which he or she is entitled as a Director of the Corporation or a member of a committee of the Board. Such fees may be paid in cash and/or shares, options or other in-kind consideration ordinarily available to Directors.

B.	Mandate

17.
The Committee’s role is one of oversight. Management is responsible for preparing the interim and annual financial statements of the Corporation and for maintaining a system of risk assessment and internal controls to provide reasonable assurance that assets are safeguarded and that transactions are authorized, recorded and reported properly, for maintaining disclosure controls and procedures to ensure that it is informed on a timely basis of material developments and the Corporation complies with its public disclosure obligations, and for ensuring compliance by the Corporation with legal and regulatory requirements. The external auditors are responsible for auditing the Corporation’s financial statements. In carrying out its oversight responsibilities, the Committee does not provide any professional certification or special assurance as to the Corporation’s financial statements or the external auditors’ work.

The Committee shall:

Audit Matters

External Auditors’ Report on Annual Audit
a)	obtain and review annually prior to the completion of the external auditors’ annual audit of the year-end financial statements a report from the external auditors describing:
(i)	all critical accounting policies and practices to be used;

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
         Annual Financial Reporting Documents and External Auditors’ Report
c)
meet to review with management and the external auditors the Corporation’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:

(i)
all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting policies or principles;

(ii)
all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effect on the financial statements of alternative methods within generally accepted accounting principles;

(iii)	the effect of regulatory and accounting issues, as well as off-balance sheet structures, on the financial statements;

(iv)	all major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies; and

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

(v)	the external auditors’ judgment about the quality, and not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;
d)
following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;

     Interim Financial Statements and MD&A
e)
review with management and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;

     Earnings Releases and Earnings Guidance
f)
review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

     Material Litigation, Tax Assessments, Etc.
g)
review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;

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

     External Auditors’ Internal Quality Control
j)
obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

     External Auditors’ Independence
k)
review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)
obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation,

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

(ii)	discussing with the external auditors any disclosed relationships or services that may affect the objectivity and independence of the external auditors, and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;
     Policies Regarding Hiring of External Auditors’ Employees and Former Employees
l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;
     Pre-Approval of Audit and Non-Audit Services Provided by External Auditors
m)
be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting of any pre-approvals pursuant to such delegated authority;

n)	review the external auditors’ annual audit plan (including scope, staffing, reliance on internal controls and audit approach);

o)	review the external auditors’ engagement letter;
     Oversight of Internal Audit
p)
oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Chief Internal Auditor; afford the Chief Internal Auditor unrestricted access to the Committee; review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

q)
review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;

     Internal Controls and Financial Reporting Processes
r)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

s)
review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

     Complaints Processes
t)	establish procedures for:
(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters, and review periodically with management and the internal auditors these procedures and any significant complaints received;
     Separate Meetings with External Auditors, Internal Audit, Management
u)
meet separately and periodically with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter they recommend bringing to the attention of the full Board;

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

     Finance
v)
review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Company and its subsidiaries and annually review the Company’s financing plans and strategies;

w)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;
     Risk Management
x)
discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

y)	review management’s program to obtain appropriate insurance to mitigate risks;
     Terms of Reference and Performance Evaluation of Committee
z)
review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.

     Other
aa)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

bb)	report regularly to the Board of Directors on the activities of the Committee.
Audit and Non-Audit Fees and Services
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2006, and December 31, 2005, totalled $2,824,200 and $2,142,140, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2006	December 31, 2005

Audit Fees	$2,118,000	$1,086,000
Audit-Related Fees	$438,900	$812,540
Tax Fees	$267,300	$243,600
All Other Fees	$—	$—

TOTAL	$2,824,200	$2,142,140

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.
Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attest services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and U.S. Accounting Guidelines, securities regulations, and/or laws.
Tax Fees

AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and valued added tax); and access fees for taxation database resources.
All Other Fees
Fees disclosed under this category were for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2006 and 2005, there were no services in the category.

ADDITIONAL INFORMATION

Additional Company Information
Additional information about CP is available on our website at www.cpr.ca and on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com in Canada, and on the U.S. Securities and Exchange Commission’s website (EDGAR) at www.sec.gov. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this AIF.
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

Suite 500 Gulf Canada Square 401 — 9th Avenue SW Calgary Alberta T2P 4Z4 www.cpr.ca TSX/NYSE:CP Canadian Pacific Responsible Care Beyond what’s required. Printed in Canada

CP
8513

EXECUTION EXCELLENCE

"Our innovative Integrated Operating Plan (IOP) has been instrumental in improving the fluidity of the railway in 2006. The goal of the IOP is balancing all resources to reduce total network costs. It is increasing asset velocity, creating capacity and improving the consistency of our service. We also continue to focus on the safety of our operations, constantly striving to improve our processes and practices to make them even safer. The result of these efforts is a transformation of our company into a highly efficient business with the safest train operations in the industry."

BROCK WINTER
Senior Vice-President, Operations

OPERATING HIGHLIGHTS

1 Financial Highlights
5 Chairman's 2006 Letter to Shareholders
6 CEO's 2006 Letter to Shareholders
8 Management's Discussion and Analysis
47 Financial Statements
92 Shareholder Information
95 Directors and Committees
96 Senior Officers of the Company

Operations performance improved significantly in 2006, delivering $35 million in savings.

Train speed Improved 13 %
(miles per hour)

30
25
20
15
1
14
27
40
52
week

Total cars online Improved 6 %
(number of cars ('000))

95
90
85
80
75
1
14
27
40
52
week

Dwell time Reduced 19 %
(hours)

35
30
25
20
15
1
14
27
40
52
week

Car miles per car day Improved 11 %
(miles per day)

170
150
130
110
90
1
14
27
40
52
week

Legend
— 2005
— 2006

For the year ended December 31
(in millions)	2006	2005	2004

Revenues	4,583.2	4,391.6	3,902.9
Adjusted operating expenses (1)	3,154.6	3,390.1	3,114.4

Adjusted operating income (1)	1,128.6	1,001.5	786.6

Net Income	796.3	543.0	411.1

(1) Certain of these earnings measures have been adjusted to exclude foreign currency translation effects on long-term debt, and other specified items, which are not among CP’s normal ongoing revenues and operating expenses. These measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Management’s Discussion and Analysis in the section “Non-GAAP Earnings”.
(2) Unadjusted (GAAP) diluted earnings per share was $5.02.

Revenues
increased 4.4%
Adjusted diluted
earnings per share (1) (2)
$3.95 up 20%
Operating ratio
improved to 75.4%
Adjusted return
on capital employed (1)
10.2 % up from 9.4%
Free cash (1)
$245 million

 2006 Annual Report       1

CP’s mix of business is global in reach and the diversity of our customer portfolio provides natural protection against market downturns. Approximately 40 % of our business is with global markets, moving to or from one of the ports we serve, one-third of our business is domestic and flows exclusively within Canada or the United States and 28 % moves cross-border.
CP’s lines of business
Bulk
CP’s bulk business is made up of grain, coal, sulphur and fertilizers. This comprises 44 % of our business. The largest component is grain, where revenue grew by 17 % in 2006, driven by strong domestic and global demand as well as an excellent supply, with a good crop of high quality. The bulk business is very closely tied to global trade and commodity prices. In 2006, we experienced a delay in our export potash program as world price negotiations were completed. Although coal shipments were off in 2006, the world-wide demand for quality metallurgical coal continues to be strong. CP has developed long-term relationships with key industry leaders, and is well positioned with our recent capacity expansions to respond to upswings in customer demand.

           2      2006 Annual Report

Intermodal
Our intermodal business moves goods in containers that can be transported by train, truck or ship. CP’s international intermodal business moves marine containers to and from the ports of Vancouver, Montreal, Philadelphia and New Jersey and North American markets. Our domestic intermodal business moves containers from shippers to their customers through our major intermodal terminals in key markets in North America, including Mexico. CP’s intermodal business grew in 2006 as offshore sourcing of consumer goods by North American retailers continued to drive the business. This trend is expected to continue in 2007, and with our recent capacity expansion in western Canada, and the implementation of co-production agreements with other railways, CP is well equipped to handle the increased demand.
Merchandise
Industrial and consumer products, automotive, and forest products make up CP’s merchandise business. A product centric strategy underpinned by the Integrated Operating Plan positions CP as “the manufacturer’s pipeline”. This means the customers’ product moves from plant to market consistently and efficiently. Excellent service and market strength resulted in strong price performance within this business segment and this drove revenue growth of 5 % in 2006. Much of this was due to growth in the Alberta economy where oilsands development continues to create demand in the industrial products area. CP has developed long-term partnerships with key automotive manufacturers who are expanding plant capacity within North America which has led to growth in this segment.

 2006 Annual Report       3

SAFETY RESULTS
FRA personal injuries
(per 200,000 employee-hours)
down 17 % to 2.0
FRA train accidents
per million train-miles
down 39 % to 1.4
Creating shareholder value within
the reach of our franchise
CP has successfully built its strategy on the three pillars of quality revenue growth, improved productivity and its people. With an unrelenting focus on safety and fluidity, we are transforming CP into a highly efficient business which will continue to create shareholder value.

Quality Revenue
Growth
This is the guiding principle for pricing, product development, capacity and expansion. It is defined by an improved and standardized product that is providing consistency of service to our customers. Improving on-time performance, reducing service problems, and creating an operational plan that runs like a conveyor belt is allowing us to improve our pricing environment. Robust economic growth in 2006 in both domestic and global markets has driven demand, and provided a market environment that supports improved yield.
Improved Productivity
With the implementation of the balanced Integrated Operating Plan, CP has moved from a highly customized and complex freight services product to a highly standardized product that balances customer needs with operational efficiency. As well, CP has engaged in a number of cooperative “co-production” agreements with other railways that have increased operating efficiencies without the need for capital investment. Improved productivity initiatives delivered more than $35 million in savings in 2006.
People
Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. We believe that skilled, aligned and motivated employees, sharing a strong commitment to safety, will create long-term value for our shareholders, and our customers. It is through the ingenuity of our employees that we will achieve our vision of being the safest, and most fluid railway in North America.

           4      2006 Annual Report

It is indeed an honour to have been appointed Chairman of Canadian Pacific Railway. CPR is one of North America’s great business icons and today the railway is at the centre of economic action. CPR is playing an increasingly pivotal role in driving the growth and efficiency of our continent’s economies and connecting them to trading partners around the world.

CHAIRMAN’S
2006 LETTER TO SHAREHOLDERS

Canadian Pacific Railway knows there is more it can contribute and this is where the Company’s vision – to be the safest, most fluid railway in North America – comes into play. CPR’s strategy to accomplish this vision puts the spotlight on people – employees, customers, the hundreds of communities in Canada and the United States the railway serves, and shareholders – and everyone stands to benefit when the franchise is operating to the optimum levels of efficiency and safety. I am proud to be associated with a company that places such a high priority on safety.
The Board of Directors has formally broadened the oversight mandate of its Environmental and Safety Committee to include security – an issue that is of increasing concern and gaining greater attention across North America. The Board will work with management to ensure programs are in place that elevate security in all the Company’s operations and that employees are familiar with all aspects of government security requirements in Canada and the United States.
CPR’s Board takes its corporate governance responsibilities very seriously and we seek to maintain the highest standards through continuous improvement. By way of example, the Board has now formalized its Directors’ education program. This program includes regular presentations to the Board on various aspects of CPR’s business, and in the past year has included frequent visits to railway facilities. The depth of knowledge of CPR’s business that we obtain as a result greatly assists the Board in the fulfillment of its duties.
CPR is making its first management report on the effectiveness of internal controls in accordance with the provisions of Section 404 of the Sarbanes-Oxley Act of 2002 (SOX 404) this year, and I am pleased that management was able to report that these controls are operating effectively.
Your Board is actively engaged in advising management on the development of the Company’s strategy. An annual strategy session is held with management where the Board and management engage in a detailed review of the Company’s strategic directions. The Board monitors the implementation of the strategy by management and approves major transactions and tracks the outcomes of these transactions on an ongoing basis.
In closing I would like to extend sincere thanks to my predecessor Ted Newall, who retired from the Board last year after serving so effectively as chairman since CPR’s spin-off from Canadian Pacific Limited in 2001. I also want to thank Jim Nininger who will be retiring from the Board in May for his many years of excellent service. He has been a great resource to the Board, especially in the area of corporate governance. In the past year we welcomed new directors John Manley, Linda Morgan and Hartley Richardson to the Board and all have added to the depth and breadth of the Board’s deliberations.
On behalf of the Board, I want to compliment CPR’s new President and Chief Executive Officer Fred Green, his predecessor Rob Ritchie, and the management team and employees of CPR for the improved results in a very challenging environment in 2006. My fellow Board members and I believe that the depth of talent at all levels in the Company is creating opportunities and delivering a high level of performance that will serve our customers, communities and shareholders well in 2007 and into the future.
JOHN E. CLEGHORN, O.C., FCA
Chairman of Board

 2006 Annual Report       5

CHIEF EXECUTIVE OFFICER’S
2006 LETTER TO SHAREHOLDERS

Canadian Pacific delivered on our commitment of creating shareholder value with record results in 2006. We achieved this by building on the three pillars that support our strategy:

☐	generating quality revenue growth – our guiding principle for all of our product development, capacity utilization, and expansion efforts;

☐	improving the productivity of every asset, resource and process in the Company; and

☐	investing in our people. Our skilled, aligned and motivated employees share the common vision of creating the safest and most fluid railway in North America which will create long-term value for our shareholders, our customers, and our employees.
Our achievements also came as a direct result of “Execution Excellence” – our relentless focus on improving the Company’s productivity, performance and its ability to weather economic change. Through execution excellence we continue to transform our railway into a highly efficient business.
We achieved record operating and financial results in 2006, as detailed elsewhere in this report.
Our scheduled railway is more productive than ever as we continue to leverage our Integrated Operating Plan (IOP). We are responding quickly to changes in traffic patterns and volumes and adjusting our operations accordingly. We are providing the speed and consistency of service that our customers value so highly.
As a result of productivity improvements made through our IOP, we delivered savings of $35 million in 2006. In 2007 further IOP initiatives will improve fluidity and deliver additional cost savings. We also initiated a growing pipeline of other expense reduction initiatives that will further reduce our costs in 2007 and the coming years.
Most importantly, we achieved these productivity results while operating safely. Canadian Pacific achieved record safety results in 2006, reducing train accidents by 39 % compared with 2005, making CP the safest railway in North America. We also reduced personal injuries by 17%. These results were overshadowed by the loss of one of our team members, Dan Hesse, in a tragic accident in Minneapolis. This reinforces that we must constantly be aware of the need for safe work practices for ourselves, our fellow employees and the communities in which we work. As the Chairman pointed out in his letter, we have formalized the addition of security as a new element of focus as our efforts have become significant in this area and will increase over time.

           6      2006 Annual Report

We significantly improved our financial results in 2006 achieving record operating income and a record operating ratio. We held down expenses, improved operating income, and grew diluted earnings per share.
Strong yields and our diverse commodity mix drove continued top-line growth, with increases in grain, intermodal and merchandise offsetting weakness in coal and potash. When anticipated coal and potash volumes did not materialize during the year, our team responded by cutting expenses and growing new business.
We were tested by harsh winter operating conditions in western Canada in the fourth quarter and again the CP team responded quickly and efficiently, demonstrating an embedded resilience that is now part of our makeup. These actions characterize the robustness of the railway’s processes and infrastructure and the growing ‘performance-and-communications’ culture of our people.
We also addressed head-on new transportation legislation and regulatory challenges. Regulators in Canada and the United States are increasingly aware that railways must consistently earn their cost of capital to invest in needed infrastructure to meet existing and future demand. However, proposed adverse regulatory changes still arise and require our constant vigilance. Our efforts in addressing these are designed to ensure a fair and balanced environment in which Canadian Pacific will prosper. For example, in response to proposed federal legislation that would have imposed further onerous regulation on Canada’s railways, CP along with other industry partners, developed and introduced in 2006 a non-legislative mediation and arbitration solution for most rate and service matters. We believe this process, known as “Commercial Dispute Resolution” (“CDR”) will deliver a better, more timely and efficient outcome for all parties – shippers, the federal government, and ourselves.
We are on track to deliver on our commitments to customers and shareholders in 2007 and on our vision to be the safest, most fluid railway in North America. I am confident, with the continued strength in rail fundamentals, and our operational responsiveness we will overcome the challenges of the upcoming year. For 2007, we expect growth in earnings per share of 9 % to 13%, revenue growth of 4 % to 6%, and to generate free cash, after dividends, exceeding $250 million. Our planned capital investments in 2007 of $885 to $895 million are targeted at further improving the fluidity and safety of our network through investments in track infrastructure, locomotive power and information technology, as well as land acquisition and construction of new track to service a new Toyota plant in Ontario.
The investment we made in 2005 to expand our track corridor in western Canada is serving us well, enabling both greater fluidity and preparing us to handle any future growth in Asia-Pacific trade. The emerging economies of Asia will continue to play to CP’s strengths. Approximately 40 % of our business is with global markets, moving to or from the ports we serve. We believe retail product imports from Asia to North America will continue to grow and that growth in emerging economies like China and India will fuel demand for natural resources. This bodes well for resource rich nations like Canada and railways with a strong bulk franchise like CP.
In my first year as Chief Executive Officer, I am indebted to our Chairman John Cleghorn and our Board of Directors for their guidance and wise counsel. Our people were the key to our successes and I want to thank all of our employees who stepped up their game and addressed the challenges put before them. We reconstituted our Management Committee and Operating Committee and made other organizational changes in 2006 that will strengthen the company – generating new ideas and allowing faster decision making and effective execution of our operating plan. Our people are engaged in building our franchise through ‘Execution Excellence’ and we are well positioned to take the next step towards becoming the safest, most fluid railway in North America.
FRED GREEN
Chief Executive Officer

 2006 Annual Report       7

MANAGEMENT’S DISCUSSION
AND ANALYSIS
March 2, 2007
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2006. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in the “Non-GAAP Earnings” section of this MD&A. In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in the Glossary of Terms.

Business Profile
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 13,300 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods transported in overseas containers that can be handled by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
Strategy
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise.
We seek to accomplish this objective through the following three-part strategy:
☐	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

☐	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

☐	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
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

           8      2006 Annual Report

Highlights Summary

For the year ended December 31 (in millions, except percentages and per-share data)	2006	2005(1)	2004(1)

Revenues	$4,583.2	$4,391.6	$3,902.9

Operating income, before other specified items (2)	1,128.6	1,001.5	786.6

Operating income	1,128.6	991.2	714.7

Income, before FX on LTD and other specified items (2)	627.5	528.4	359.5

Net income	$796.3	$543.0	$411.1

Operating ratio, before other specified items (2)	75.4%	77.2%	79.8%

Basic earnings per share	$5.06	$3.43	$2.59

Diluted earnings per share, before FX on LTD and other specified items (2)	$3.95	$3.30	$2.26

Diluted earnings per share	$5.02	$3.39	$2.58

Dividends declared per share	$0.7500	$0.5825	$0.5200

Free cash (2)	$244.9	$92.0	$38.2

Return on capital employed (2)	10.2%	9.4%	7.3%

Total assets	$11,415.9	$10,891.1	$10,499.8

Total long-term financial liabilities	$5,320.4	$5,390.3	$5,230.7

(1) Certain comparative period figures have been restated to reflect the retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before the vesting date of stock-based awards or have been updated to reflect new information (discussed further in the section “Changes in Accounting Policy”).
(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in the section “Non-GAAP Earnings”. This information is in Canadian dollars.

 2006 Annual Report       9

Operating Results
Income
Operating income in 2006 was $1,128.6 million, an increase of $137.4 million, or 13.9%, from $991.2 million in 2005.
Operating income, before other specified items, was $1,128.6 million in 2006, up $127.1 million, or 12.7%, from $1,001.5 million in 2005. The growth in 2006 operating income, before other specified items reflected:
☐	higher revenues due to increased freight rates across the majority of our business lines;

☐	strong grain volumes;

☐	expense reductions from co-production initiatives and operational benefits produced by our IOP (discussed under the sub-heading “Integrated Operating Plan” in the section “Future Trends, Commitments and Risks”);

☐	reductions in management and administrative positions; and

☐	$18 million gain from the sale of our Latta subdivision (discussed further in the section “Future Trends, Commitments and Risks”).
The growth in 2006 operating income, before other specified items, was partially offset by:
☐	a significant reduction in coal volumes (discussed further in the section “Freight Revenues”);

☐	higher fuel costs;

☐	higher material costs for freight car and locomotive repairs and train servicing; and

☐	the net impact of the change in the value of the Canadian dollar relative to the U.S. dollar (“Foreign Exchange”) on U.S. dollar-denominated revenues and expenses.
Fuel prices were significantly higher in 2006 than in 2005. During 2006, we continued to take steps to mitigate the impact of high prices with fuel surcharges and hedging (discussed further under the sub-heading “Crude Oil Swaps” in the section “Financial Instruments”).
There were no other specified items in operating income in 2006.
Net income for the year ended December 31, 2006, was $796.3 million, up $253.3 million, or 46.6%, from $543.0 million in 2005. Net income in 2006 included a positive adjustment of $176 million to income tax expense as a result of reduced income tax rates.
Operating income of $991.2 million in 2005 was up $276.5 million, or 38.7%, from $714.7 million in 2004.
Operating income, before other specified items, was $1,001.5 million in 2005, up $214.9 million, or 27.3%, from $786.6 million in 2004. The increase was due to revenue growth of 12.5 % resulting from higher freight rates and volumes partially due to an agreement reached with Elk Valley Coal Partnership (“EVC”) (discussed further under the sub-heading “Coal” in the section “Revenues”).
The increase in 2005, compared with 2004, was partially offset by:
☐	higher costs for compensation and benefits, and depreciation and amortization (discussed further in the section “Operating Expenses, Before Other Specified Items”);

☐	the impact of inflation on expenses; and

☐	the net negative impact of the change in Foreign Exchange.
Other specified items in operating income in 2005 netted to a $10.3 million charge to income, down $61.6 million from 2004. In 2005, other specified items included a charge of $44.2 million for a labour restructuring initiative and a credit of $33.9 million arising from the settlement with a third party related to the environmental liability. Other specified items in operating income in 2004 netted to a charge of $71.9 million including a charge of $90.9 million for environmental remediation and a credit of $19.0 million for the reduction on a labour liability recorded in the previous year. Other specified items are described in the section “Non-GAAP Earnings” under the sub-heading “Other Specified Items”.

          10      2006 Annual Report

Net income was $543.0 million in 2005, an increase of $131.9 million, or 32.1%, from $411.1 million in 2004. Net income in 2005, compared with 2004, increased due to higher operating income partially offset by higher income tax expenses (discussed further in the section “Other Income Statement Items”) and a decrease in foreign exchange gains on long-term debt of $72.1 million (after tax).
Diluted Earnings Per Share
Diluted earnings per share (“EPS”) in 2006 was $5.02, an increase of $1.63 from 2005. Diluted EPS in 2005 was $3.39, an increase of $0.81 from $2.58 in 2004. Diluted EPS is calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period. There was a positive impact on diluted EPS in 2006 resulting from a reduction of 5.0 million shares outstanding due to our share repurchase plan (discussed further under the sub-heading “Share Capital” in the section “Balance Sheet”).
Operating Ratio
Our operating ratio, before other specified items, improved to 75.4 % in 2006, compared with 77.2 % in 2005 and 79.8 % in 2004. The operating ratio, before other specified items, provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency. Other specified items are discussed further under the sub-heading “Other Specified Items” in the section “Non-GAAP Earnings”.
Pension Plan Deficit
The defined benefit pension plans’ deficit of $243.5 million as at December 31, 2006 was approximately $600 million lower than the deficit of $842.2 million as at December 31, 2005. The decrease in 2006 was due primarily to favourable pension fund returns, a small rise in long-term interest rates and CP’s substantial pension contributions.
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
Year-over-year fluctuations were significant as the Canadian dollar strengthened against the U.S. dollar by approximately 7 % in 2006, compared with 2005, and by approximately 7 % in 2005, compared with 2004. The average foreign exchange rate for converting U.S. dollars to Canadian dollars decreased to $1.13 in 2006 from $1.21 in 2005 and $1.30 in 2004. The table on page 12 shows the approximate effect of the change in Foreign Exchange on our revenues and expenses, and income before foreign exchange gains and losses on long-term debt (“FX on LTD”) in 2006 and 2005. This analysis does not include the effects of the change in Foreign Exchange on balance sheet accounts or of foreign exchange hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $4 million. Foreign Exchange fluctuations reduced operating income by $28 million in 2006, compared with 2005, and $35 million in 2005, compared with 2004, as illustrated in the table on page 12. From time to time, we use foreign exchange forward contracts to partially hedge the effects on our business of Foreign Exchange transaction gains and losses and other economic factors. In addition, we have designated a portion of our U.S. dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in the section “Financial Instruments”.

 2006 Annual Report      11

Favourable (Unfavourable) Effect on Earnings Due to the Change in Foreign Exchange

For the year ended December 31 (in millions, except foreign exchange rate) (unaudited)	2006 vs. 2005	2005 vs. 2004

Average annual foreign exchange rates	$1.13 vs. $1.21	$1.21 vs. $1.30

Freight revenues
Grain	$ (24)	$ (23)
Coal	(7)	(8)
Sulphur and fertilizers	(10)	(11)
Forest products	(16)	(16)
Industrial and consumer products	(25)	(25)
Automotive	(12)	(14)
Intermodal	(19)	(21)
Other revenues	(1)	(2)

Total effect	(114)	(120)

Operating expenses
Compensation and benefits	22	23
Fuel	30	23
Materials	3	3
Equipment rents	12	13
Depreciation and amortization	4	5
Purchased services and other	15	18

Total effect	86	85

Effect on operating income	(28)	(35)

Other expenses
Other charges	0	1
Interest expense	11	12
Income tax expense, before FX on LTD (1)	7	6

Effect on income, before FX on LTD (1)	$ (10)	$ (16)

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”.

Non-GAAP Earnings
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses. The table on page 13 details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends. Free cash is discussed further and reconciled to the increase in cash as presented in the financial statements in the “Liquidity and Capital Resources” section. Earnings that exclude FX on LTD and other specified items, return on capital employed and free cash as described in this MD&A, have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Return on capital employed is defined in the Glossary of Terms at the end of this MD&A.

          12      2006 Annual Report

Summarized Statement of Consolidated Income

	For the year ended			For the three months ended
(reconciliation of non-GAAP earnings to GAAP earnings)	December 31			December 31
(in millions, except diluted EPS and operating ratio) (unaudited)	2006	2005 (1)	2004 (1)	2006	2005 (1)

Revenues	$4,583.2	$4,391.6	$3,902.9	$1,190.4	$1,166.9
Operating expenses, before other specified items	3,454.6	3,390.1	3,116.3	870.3	862.7
Operating income, before other specified items	1,128.6	1,001.5	786.6	320.1	304.2
Other charges	27.8	18.1	36.1	6.4	6.8
Interest expense	194.5	204.2	218.6	49.8	49.1
Income tax expense, before income tax on FX on LTD and other specified items (2)	278.8	250.8	172.4	82.9	77.8

Income, before FX on LTD and other specified items (2)	627.5	528.4	359.5	181.0	170.5

Foreign exchange (gains) losses on long-term debt
FX on LTD – (gains) losses	0.1	(44.7)	(94.4)	44.9	0.6
Income tax expense on FX on LTD	7.1	22.4	–	(9.5)	4.5

FX on LTD, net of tax – (gain) loss	7.2	(22.3)	(94.4)	35.4	5.1
Other specified items
Income tax benefits due to tax rate reductions	(176.0)	–	–	–	–
Special charge for labour restructuring and asset impairment	–	44.2	(19.0)	–	44.2
Special credit related to environmental remediation	–	(33.9)	90.9	–	–
Income tax on other specified items	–	(2.6)	(29.1)	–	(15.9)

Other specified items, net of tax	(176.0)	7.7	42.8	–	28.3

Net income	$796.3	$543.0	$411.1	$145.6	$137.1

Diluted EPS, before FX on LTD and other specified items (2)	$3.95	$3.30	$2.26	$1.15	$1.07
Diluted EPS, related to FX on LTD, net of tax (2)	(0.04)	0.14	0.59	(0.23)	(0.03)
Diluted EPS, related to other specified items, net of tax (2)	1.11	(0.05)	(0.27)	–	(0.18)

Diluted EPS, as determined by GAAP	$5.02	$3.39	$2.58	$0.92	$0.86

Operating ratio, before other specified items (2)	75.4%	77.2%	79.8%	73.1%	73.9%
Operating ratio, related to other specified items (2)	–	0.2%	1.9%	–	3.8%

Operating ratio	75.4%	77.4%	81.7%	73.1%	77.7%

(1) Certain comparative period figures have been restated to reflect the retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before the vesting date of stock-based awards or have been updated to reflect new information (discussed further in the section “Changes in Accounting Policy”).
(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.

 2006 Annual Report      13

Foreign Exchange Gains
and Losses on Long-term Debt
Foreign exchange gains and losses on long-term debt arise mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in foreign exchange rates at the beginning and at the end of each reporting period. They are mainly unrealized and can only be realized when net U.S. dollar-denominated long-term debt matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. For every $0.01 the Canadian dollar strengthens (or weakens) relative to the U.S. dollar, the conversion of U.S. dollar-denominated long-term debt to Canadian dollars creates a pre-tax foreign exchange gain (or loss) of approximately $9 million, net of hedging.
The Company recorded foreign exchange losses on long-term debt in 2006 as the Canadian dollar exchange rate weakened to $1.1654 relative to the U.S. dollar on December 31, 2006, compared with $1.1630 on December 31, 2005. There were foreign exchange gains on long-term debt in 2005 and 2004 as the exchange rate of the Canadian dollar relative to the U.S. dollar strengthened on December 31, 2005 and 2004, respectively, compared with the rate on December 31 of the prior years.
Foreign exchange losses on long-term debt were $0.1 million before tax in 2006, while foreign exchange gains on long-term debt were $44.7 million before tax in 2005, and $94.4 million before tax in 2004.
In 2005, income tax expense related to FX on LTD capital gains increased because certain capital losses were no longer available to offset capital gains arising from FX on LTD (discussed further under the sub-heading “Income Taxes” in the section “Other Income Statement Items”).
Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In 2006, there was one other specified item in net income, as follows:
☐	In the second quarter of 2006, the governments of Canada and the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
In 2005, other specified items included the following:
☐	A new restructuring initiative to reduce management and administrative costs, which resulted in a special charge of $44.2 million ($28.3 million after tax) in the fourth quarter of 2005. The restructuring was intended to eliminate more than 400 positions (discussed further under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”).

☐	As a result of a settlement reached in the third quarter of 2005, we recognized a reduction of $33.9 million ($20.6 million after tax) to a special charge initially taken in the fourth quarter of 2004 (discussed further under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”). As part of the settlement we received $3.6 million in cash and were able to reduce an environmental remediation liability related to one of our properties by $30.3 million.
In 2004, other specified items included the following:
☐	A special charge of $90.9 million ($55.2 million after tax) taken in 2004 to reflect the estimated costs required to remediate environmental contamination at a property in the U.S. (discussed further under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”).

☐	A favourable adjustment of $19.0 million ($12.4 million after tax) in 2004, reflecting a reduction of a portion of the labour liability in the special charge we took in 2003. The labour liability in the special charge in 2003 included original estimates of labour liabilities to be incurred to restructure our northeastern U.S. operations. In 2004, we achieved a successful new arrangement with Norfolk Southern Railway that is generating efficiency improvements to operations in the region. As a result, we did not incur the expected labour restructuring costs and the liability associated with restructuring our northeastern U.S. operations was reversed.
Lines of Business
Volumes
Changes in freight volumes generally contribute to a corresponding change in revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in 2006 as measured by total carloads, decreased by 58,100, or 2%, and total revenue ton-miles (“RTM”) decreased by 2,429 million, or 2%, compared with 2005. In 2005, total carloads decreased by 22,600, or 1%, while total RTMs increased by 1,676 million, or 1%, compared with 2004.
The decline in carloads in 2006 compared with 2005 was due to both the sale of our Latta subdivision (discussed further in the section “Future Trends, Commitments

          14      2006 Annual Report

and Risks”) and the Nickel Spur, which reduced our carloads by 45,000 loads in 2006 (67,000 on an annual basis), as well as a decline in coal carloads due to decreased shipments by our primary coal customer.
With regard to RTMs in 2006 compared to 2005, a 16 % increase in grain RTMs due to the strong export market for these products, was more than offset by RTM decreases of 18%, 13 % and 11 % in coal, sulphur and fertilizers, and forest products, respectively
(discussed further in the “Freight Revenue” section). The sale of our Latta subdivision and the Nickel Spur had a lesser impact on RTMs than on carloads, as traffic on both lines was short-haul in nature.
Volumes increased in the grain and industrial and consumer products lines of business in 2005, compared with 2004. Grain volumes were up due to increased crop size and strong export demand. Volumes of industrial and consumer products increased due to strong demand for steel, chemical and energy products, and aggregates. We also obtained more longer-haul business, which resulted in an increase in RTMs. Overall, carloads were reduced as a result of initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic. The introduction in 2005 of additional high-capacity freight cars also resulted in fewer carloads being required to move an equal amount of freight tonnage.

Volumes

For the year ended December 31 (unaudited)	2006	2005	(1)	2004	(1)

Carloads (in thousands)
Grain	382.8	338.7		321.2
Coal	281.7	352.3		395.2
Sulphur and fertilizers	178.3	201.8		211.8
Forest products	135.0	153.7		160.3
Industrial and consumer products	316.0	322.2		319.0
Automotive	165.3	168.1		171.7
Intermodal	1,159.0	1,139.4		1,119.6

Total carloads	2,618.1	2,676.2		2,698.8

Revenue ton-miles (in millions)
Grain	30,127	26,081		23,805
Coal	19,650	23,833		25,241
Sulphur and fertilizers	17,401	20,080		20,418
Forest products	8,841	9,953		10,557
Industrial and consumer products	16,844	15,936		15,566
Automotive	2,450	2,361		2,291
Intermodal	27,561	27,059		25,749

Total revenue ton-miles	122,874	125,303		123,627

(1) Certain prior period figures have been reclassified to conform with presentation adopted in 2006.

 2006 Annual Report      15

Revenues
Our revenues are derived primarily from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
At December 31, 2006, one customer comprised 11.5 % of total revenues and 5.6 % of total accounts receivable. At December 31, 2005 and 2004, the same customer comprised 14.5 % and 11.7 % of total revenues and 8.0 % and 12.4 % of total accounts receivable, respectively.

For the year ended December 31 (in millions) (unaudited)	2006	2005	(1)	2004	(1)

Grain	$904.6	$754.5		$668.2
Coal	592.0	728.8		530.3
Sulphur and fertilizers	439.3	447.1		460.0
Forest products	316.4	333.9		322.0
Industrial and consumer products	603.8	542.9		481.4
Automotive	314.4	298.0		288.5
Intermodal	1,256.8	1,161.1		1,034.7

Total freight revenues	$4,427.3	$4,266.3		$3,785.1

Other revenues	155.9	125.3		117.8

Total revenues	$4,583.2	$4,391.6		$3,902.9

(1) Certain prior period figures have been reclassified to conform with presentation adopted in 2006.

Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel surcharges billed to our customers. Freight revenues were $4,427.3 million in 2006, an increase of $161.0 million, or 4%, from 2005. Freight revenues were $4,266.3 million in 2005, an increase of $481.2 million, or 13%, from $3,785.1 million in 2004.
Revenue increase in grain, industrial and consumer products, automotive and intermodal more than offset reductions in coal, sulphur and fertilizers and forest products in 2006, compared with 2005.
Freight revenues in 2006, compared with 2005, increased mainly due to:
☐	higher freight rates, including fuel surcharges;

☐	strong growth in grain shipments; and

☐	strong growth in the Alberta economy.
This increase was partially offset by the negative impact on freight revenues of approximately $113 million due to the change in Foreign Exchange and reduced coal volume.
Freight revenues in 2005, compared with 2004, increased mainly due to:
☐	higher freight rates, including fuel surcharges;

☐	our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic; and

☐	revenue recorded as a result of an agreement reached with EVC, which related to the prior year (discussed further in this section under the sub-heading “Coal”).
These 2005 increases were partially offset by the negative impact on freight revenues of approximately $118 million due to the change in Foreign Exchange.
Fuel surcharge is adjusted to respond to fluctuations in fuel price for West Texas
Intermediate (“WTI”), heating oil, and the retail and wholesale price of diesel for vehicles. Fuel surcharges contributed to revenue growth in 2006 and 2005 in a majority of our business lines. In 2006 and 2005, we recovered a significant portion of our fuel cost increase through fuel surcharge revenues, which are included in freight revenues.
Grain
Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to Canadian and U.S. markets for domestic consumption and to ports for export. U.S. grain products mainly include durum, spring wheat, corn, soybeans and barley and are shipped from the midwestern U.S. to other points in the Midwest, the Pacific Northwest and the northeastern U.S. Grain revenues in 2006 were $904.6 million, an increase of $150.1 million from 2005. Grain revenues of $754.5 million in 2005 were up $86.3 million from $668.2 million in 2004.

          16      2006 Annual Report

Grain revenues increased in 2006, compared with 2005, due to:
☐	a strong Canadian grain crop reflecting improved quality;

☐	a large carryover from the 2005/06 crop year;

☐	increased shipments of western Canadian grain to the United States as a result of a trade tariff being lifted; and

☐	higher freight rates.
Increases in grain revenues were partially offset by the negative impact of the change in Foreign Exchange.
Grain revenues increased in 2005, compared with 2004, due to:
☐	higher freight rates, including fuel surcharges;

☐	higher volumes as a result of a larger harvest in 2005 than in 2004; and

☐	increased export volumes from both Canada and the U.S. due to strong worldwide demand for grain and operational improvements that increased car availability to the U.S. Pacific Northwest.
Increases in grain revenues were partially offset by the negative impact of the change in Foreign Exchange.
Coal
Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia (“B.C.”) to the ports of Vancouver and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. In 2006, coal revenues were $592.0 million, a decrease of $136.8 million from 2005. Coal revenues were $728.8 million in 2005, up $198.5 million from $530.3 million in 2004.
The decline in coal revenues in 2006 was due to reduced export coal sales volumes by our primary coal customer and to the sale of our Latta subdivision. The decline also reflected a one-time positive adjustment of $23 million in 2005 for services provided to our main coal customer in 2004. Additionally, the sale of the Latta subdivision resulted in a decline of 23,000 carloads of U.S. coal in 2006 (representing approximately 40,000 carloads on an annual basis).
In 2005, compared with 2004, coal revenues increased due to:
☐	higher freight rates;

☐	revenues recorded as a result of the agreement reached with EVC, which related to the prior year; and

☐	business from new U.S. customers, which replaced certain low-margin, short-haul traffic.
These increases were partially offset by:
☐	initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic, which resulted in lower U.S. volumes and a minor decrease in U.S. revenues;

☐	a decrease in coal transported to the Port of Vancouver as a result of a customer’s decline in sales; and

☐	a decrease in Canadian coal transported to the U.S. Midwest due to a steel mill shutdown.
In the first quarter of 2005, we reached a new agreement with our main coal customer, EVC. Coal revenues reported for 2005 included retroactive amounts owed to us under the agreement, which included increased rates and minimum volumes to be transported. Revenues of approximately $23 million in 2005 are attributable to services provided to EVC in 2004, primarily as a result of the agreement.
Sulphur and Fertilizers
Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C., and Portland, Oregon, and to other Canadian and U.S. destinations.
Revenues were $439.3 million in 2006, a decrease of $7.8 million from 2005. Revenues were $447.1 million in 2005, down $12.9 million from $460.0 million in 2004.
The decline in revenues in 2006, compared with 2005, was due predominantly to the protracted global potash price negotiations which delayed the start of the shipping year until early in the third quarter of 2006 and the negative impact of the change in Foreign Exchange. Volumes rebounded following the completion of the negotiations; however, sulphur and fertilizers ended the year down 23,500 carloads from 2005 volumes.
Revenues decreased in 2005, compared with 2004, due to:
☐	reduced domestic shipments of potash as a result of lower producer inventories in 2005;

☐	lower domestic shipments of potash in 2005 as a result of high potash prices and reduced farm demand for fertilizers; and

☐	the negative impact of the change in Foreign Exchange.
These decreases in 2005 were partially offset by higher freight rates and increased export potash shipments, driven by greater demand in China and other Asian markets in 2005.
Forest Products
Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues were $316.4 million in 2006, a decrease of $17.5 million from 2005. Revenues were $333.9 million in 2005, up $11.9 million from $322.0 million in 2004.
Revenues declined in 2006, compared with 2005, due to:
☐	reduced volumes from a softening demand for lumber and panel caused by a decrease in U.S. housing starts;

 2006 Annual Report      17

☐	difficult market conditions for our forest product customers caused by a strong Canadian dollar and softwood lumber trade negotiations which have led to reduced volumes and extended plant shut downs; and

☐	the negative impact of the change in Foreign Exchange.
Offsetting these factors was our strong yield and pricing, which softened the impact from the volume decline.
Revenues increased in 2005, compared with 2004, as higher freight rates, including fuel surcharges, more than offset the negative impact of the change in Foreign Exchange and lower volumes resulting from our initiatives to increase high-margin, long-haul traffic and reduce low-margin, short-haul traffic.
Industrial and Consumer Products
Industrial and consumer products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. In 2006, industrial and consumer products revenues were $603.8 million, an increase of $60.9 million from 2005. Revenues were $542.9 million in 2005, up $61.5 million from $481.4 million in 2004.
The increase in 2006 revenues, compared with 2005, was due to:
☐	strong demand for steel, energy products and aggregates, largely driven by Alberta oil and gas activity and a strong Alberta economy;

☐	strong worldwide demand for base metals; and

☐	increased freight rates.
The higher revenues were partially offset by the negative impact of the change in Foreign Exchange.
Industrial and consumer products revenues increased in 2005, compared with 2004, as a result of higher freight rates, including fuel surcharges, and greater demand for steel, chemicals and energy and construction products, driven by economic expansion. The higher revenues were partially offset by the negative impact of the change in Foreign Exchange and lower volumes resulting from reduced demand for plastics in 2005. Also, revenues for food and consumer products were reclassified to industrial and consumer products from intermodal (discussed further in this section under the sub-heading “Intermodal”).
Automotive
Automotive consists primarily of the transportation of domestic and import vehicles as well as automotive parts from North American assembly plants and the Port of Vancouver to destinations in Canada and the U.S. In 2006, automotive revenues were $314.4 million, an increase of $16.4 million from 2005. Automotive revenues were $298.0 million in 2005, up $9.5 million from $288.5 million in 2004.
The increase in automotive revenues in 2006, compared with 2005, was primarily due to higher freight rates and increased volumes of imported vehicles, which created growth in long-haul traffic. These increases were partially offset by extended plant shutdowns by domestic auto producers, and the negative impact of the change in Foreign Exchange.
The increase in automotive revenues in 2005, compared with 2004, was primarily due to higher freight rates, including fuel surcharges, and increased RTMs as a result of strong markets for import vehicles. These increases were partially offset by the negative impact of the change in Foreign Exchange.
Intermodal
Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada, and to and from the U.S. The international business handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and U.S. destinations. Intermodal revenues were $1,256.8 million in 2006, an increase of $95.7 million from 2005. Intermodal revenues were $1,161.1 million in 2005, up $126.4 million from $1,034.7 million in 2004.
International intermodal revenues increased in 2006, compared with 2005, as a result of higher freight rates and container volume growth at the ports of Vancouver and Montreal driven by strong global trade. Revenue growth in domestic intermodal was due to increased freight rates, volume and long-haul traffic. These increases were partially offset by an extended strike at a facility at the Port of Philadelphia as well as the negative impact of the change in Foreign Exchange.
Growth in our international intermodal revenues in 2005, compared with 2004, resulted from:
☐	increased freight rates, including fuel surcharges;

☐	higher volumes at the Port of Vancouver driven by strong global trade; and

☐	an increase in rates charged for the return of empty containers to port.
Domestic intermodal revenue growth in 2005 was due to increased freight rates, including fuel surcharges, partially offset by:
☐	lower volumes compared with 2004 when a strike at a competing railway caused an increase in volumes for CP; and

☐	reduced volumes and revenues due to the elimination of our Expressway trailer-on-flatcar service between Toronto and Detroit.
Increases in all intermodal revenues were partially offset by the negative impact of the change in Foreign Exchange.
The food and consumer portfolio consists of miscellaneous products, including sugar, meat by-products, railway equipment and building materials moving primarily from western Canada to various destinations in the U.S. Our food and consumer group has historically been reported as part of the intermodal business line. However, changes in our market made it more appropriate to

          18      2006 Annual Report

include this group with our industrial and consumer products business line, beginning in 2005. As a result, revenues of $52.4 million and $51.2 million were reclassified from intermodal revenues to industrial and consumer products in 2005 and 2004, respectively. Also, in 2005, revenues from other intermodal fees and services were reclassified to intermodal from other revenues (discussed further in this section under the sub-heading “Other Revenues”).
Other Revenues
Other revenues are generated from leasing certain assets, switching fees, land sales, and business partnerships. Other revenues in 2006 were $155.9 million, an increase of $30.6 million from 2005. Other revenues of $125.3 million in 2005 were up $7.5 million from $117.8 million in 2004.
In 2006, compared with 2005, other revenues increased due to a gain of approximately $18 million realized from the sale of our Latta subdivision (discussed further in the section “Future Trends, Commitments and Risks”) and increased land sales, in particular, the sale of a property to a university in Montreal.
In 2005, compared with 2004, other revenues increased due to:
☐	the reclassification in 2005 of certain proceeds from passenger transportation to “Other Revenues” from “Operating Expenses, Before Other Specified Items”; and

☐	increased land sale revenues.
The increase was partially offset by a portion of “Other Revenues” reclassified to “Freight Revenues” as a result of the proportionate consolidation of a business partnership and an adjustment to leasing revenues.
Other revenues have historically included other intermodal revenues, which are derived mainly from container storage and terminal service fees. However, it is more appropriate to include these revenues with the intermodal business line since they are earned through intermodal activity. Beginning in 2005, other intermodal revenues were reclassified to intermodal revenues. In 2005 and 2004, $62.0 million and $56.3 million, respectively, were reclassified to intermodal revenue from “Other Revenues”.
Freight Revenue per Carload
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period. In 2006, total freight revenue per carload increased 6 % from 2005. Total freight revenue per carload in 2005 increased 14 % from 2004.
The increase in 2006 was due to higher freight rates, the impact of the sale of our Latta subdivision and Nickel Spur, and an increase in the average length of haul. The increases more than offset the negative impact of the change in Foreign Exchange.
The increase in 2005, compared with 2004, was due to:
☐	higher freight rates, including fuel surcharges;

☐	the adjustment for the EVC agreement; and

☐	a longer average distance of haul.
These increases more than offset the negative impact of the change in Foreign Exchange.

Freight Revenue per Carload

For the year ended December 31 ($) (unaudited)	2006	2005	2004

Freight revenue per carload	1,691	1,594	1,403

Grain	2,363	2,228	2,080
Coal	2,102	2,069	1,342
Sulphur and fertilizers	2,464	2,216	2,172
Forest products	2,344	2,172	2,009
Industrial and consumer products	1,911	1,685	1,509
Automotive	1,902	1,773	1,680
Intermodal	1,084	1,019	924

 2006 Annual Report      19

Performance Indicators
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in the Glossary of Terms at the end of this MD&A.
Performance Indicators (1)

For the year ended December 31 (unaudited)	2006	2005	2004

Safety indicators (2)
FRA personal injuries per 200,000 employee-hours	2.0	2.4	2.7
FRA train accidents per million train-miles	1.4	2.3	2.1
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	236,405	242,100	236,451
Car miles per car day	137.3	124.0	119.0
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.20	1.18	1.20
Terminal dwell (hours)	20.8	25.8	24.9
Average train speed (miles per hour)	24.8	22.0	22.7
Number of active employees – end of period	15,327	16,295	15,637
Freight revenue per RTM (cents)	3.60	3.40	3.06

(1) Train-miles, average train weights, and miles of road operated at the end of the period are no longer reported as we no longer consider these to be the main drivers for managing our operating costs.
(2) Certain prior period figures have been restated to conform with current presentation or have been updated to reflect new information.

Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
☐	The FRA personal injury rate per 200,000 employee-hours in 2006 was 2.0, a 17 % improvement compared with 2005 and a 26 % improvement compared with 2004. Our safety management processes are designed to provide a continuous and consistent focus on improving safety.

☐	The FRA train accident rate in 2006 was 1.4 accidents per million train-miles, a 39 % improvement compared with 2005 and a 33 % improvement compared with 2004.
Efficiency and Other Indicators
☐	Terminal dwell, the average time a freight car resides in a terminal, decreased 19 % in 2006, compared with 2005. The improvement in 2006 was largely due to better processes within our yards and providing seven-day-a-week outlets for all our traffic which minimized the number of times freight cars are handled. Reducing the time freight cars spend waiting in terminals also enabled us to decrease our fleet of cars used with total cars on line falling 6 % in 2006. Terminal dwell in 2005 increased 4 % compared with 2004, due in part to a major track capacity expansion program in our western corridor.

☐	GTMs declined 2 % in 2006, compared with 2005. The decrease in 2006 was mainly due to lower coal and potash volumes partially offset by higher grain volume. GTMs increased 2 % in 2005 compared with 2004. The increase was mainly due to higher grain and industrial and consumer products volumes partially offset by lower coal volume. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and crew costs.
☐	Car miles per car day increased 11 % in 2006, compared with 2005, and increased 5 % in 2005, compared with 2004. The improvement in both years was due to the success of changes to our IOP, which resulted in the more efficient movement of traffic over our network, and a reduction in the size of our freight car fleet.

☐	U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 2 % in 2006, compared with 2005. This was due to transporting more non-bulk traffic which is less fuel efficient to move. The increases were partially offset by increased utilization of fuel-efficient locomotives, improved execution of our IOP and successful fuel-conservation efforts (discussed under the sub-heading “Crude Oil Prices” in the section “Future Trends, Commitments and Risks”). Mild winter weather at the start of 2006 also helped to reduce fuel consumption. A 2 % improvement in 2005, compared with 2004, was the result of utilizing additional fuel-efficient

          20      2006 Annual Report

locomotives, improved IOP design and execution and fuel conservation efforts.

☐	Average train speed increased 13 % in 2006, compared with 2005. Trains moved at faster speeds for longer distances as a result of our expanded track capacity in western Canada, adhering to our IOP, and co-production agreements with other railroads that allow us to move trains more efficiently. Train speed also increased as a result of transporting less bulk volumes, which move in heavy trains that travel more slowly. Average train speed in 2005 decreased 3 % compared with 2004, which was largely due to the large construction program in our western corridor to expand our capacity.
☐	The number of active employees at December 31, 2006 decreased 6 % compared with the number at December 31, 2005. The decrease was due mainly to job reductions made under restructuring initiatives (discussed under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”) and fewer capital project employees. Approximately 6 % of employees were assigned to capital projects at December 31, 2006, compared with 9 % at December 31, 2005.

Our year-end number of active employees increased 4 % in 2005, compared with 2004. Additional employees were hired to handle business growth and increased capital program work undertaken in 2005, including a major track expansion of our western corridor. This hiring more than offset job reductions under restructuring initiatives.

☐	Freight revenue per RTM increased 6 % in 2006, compared with 2005. The increase was due to higher freight rates, partially offset by the negative impact of the change in Foreign Exchange. Freight revenue per RTM increased 11 % in 2005, compared with 2004, primarily due to increases in freight rates and fuel surcharge revenues. These increases were partially offset by the negative impact of the change in Foreign Exchange.

Operating Expenses, Before Other Specified Items
Operating Expenses, Before Other Specified Items (1)

For the year ended December 31	2006		2005 (2)		2004 (2)
(in millions) (unaudited)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue

Compensation and benefits	$1,327.6	29.0	$1,322.1	30.1	$1,261.5	32.3
Fuel	650.5	14.2	588.0	13.4	440.0	11.3
Materials	212.9	4.6	203.3	4.6	178.5	4.6
Equipment rents	181.2	4.0	210.0	4.8	218.5	5.6
Depreciation and amortization	464.1	10.1	445.1	10.1	407.1	10.4
Purchased services and other	618.3	13.5	621.6	14.2	610.7	15.6

Total	$3,454.6	75.4	$3,390.1	77.2	$3,116.3	79.8

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”.
(2) Certain comparative period figures have been restated for retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before the vesting date of stock-based awards or have been updated to reflect new information (discussed further in the section “Changes in Accounting Policy”).

Operating expenses, before other specified items were $3,454.6 million in 2006, up $64.5 million, or 2 % from 2005. These expenses were $3,390.1 million in 2005, an increase of $273.8 million, or 9%, from $3,116.3 in 2004.
Operating expenses in 2006, compared with 2005, were higher due primarily to:
☐	higher fuel costs;
☐	increased price of materials used for freight car repairs, primarily related to the replacement of wheel sets, and train servicing; and

☐	increased depreciation and amortization expense.
These increases were partially offset by improved operating efficiencies, cost-containment initiatives, lower GTMs, and the positive impact of the change in
Foreign Exchange. The change in Foreign Exchange reduced operating expenses by approximately $86 million. In addition, the higher fuel costs were largely recovered in revenue through fuel surcharges and through the benefits of hedging.
In 2005, compared with 2004, operating expenses increased due largely to:
☐	higher fuel, depreciation and amortization, and compensation and benefits costs;

 2006 Annual Report      21

☐	increased GTMs; and

☐	the effect of inflation.
These factors were partially offset by a favourable Foreign Exchange impact of approximately $85 million in 2005.
Compensation and Benefits
Compensation and benefits expense includes employee wages, salaries and fringe benefits. In 2006, compensation and benefits expense was $1,327.6 million, an increase of $5.5 million from 2005. Compensation and benefits expense was $1,322.1 million in 2005, an increase of $60.6 million from $1,261.5 million in 2004.
In 2006, compared with 2005, compensation and benefits expense increased as a result of inflation, higher pension expenses, and higher stock-based compensation costs prior to the implementation in the second quarter of 2006 of our Total Return Swap Program (discussed further in the sub-heading “Total Return Swap” in the Section “Financial Instruments”). These increases were mostly offset by:
☐	reduced costs as a result of restructuring initiatives (discussed further under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”);

☐	savings realized from efficiencies gained through our IOP (discussed further under the sub-heading “Integrated Operating Plan” in the section “Future Trends, Commitments and Risks”) as well as other productivity improvements;

☐	reduced costs as a result of lower freight volumes; and

☐	the positive impact of the change in Foreign Exchange.
Compensation and benefits expense increased in 2005, compared with 2004, due to:
☐	higher costs associated with employee incentive compensation, due largely to increased share prices affecting stock-based compensation;
☐	the impact of inflation;

☐	selective hiring to handle increased freight volumes; and

☐	increased pension costs.
The increase in 2005 was partially offset by lower expenses resulting from restructuring initiatives and the positive impact of the change in Foreign Exchange.
Fuel
Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. In 2006, fuel expense was $650.5 million, an increase of $62.5 million from 2005. Fuel expense was $588.0 million in 2005, up $148.0 million from $440.0 million in 2004.
Fuel expense in 2006, compared with 2005, increased due to higher crude oil prices and refining charges, and an unfavourable change in our fuel consumption rate due to a higher proportion of non-bulk freight traffic. These increases were partially offset by:
☐	favourable settlement of prior period recoveries including a fuel excise tax refund;

☐	reduced workload; and

☐	the positive impact of the change in Foreign Exchange.
Fuel expense increased in 2005, compared with 2004, as a result of higher crude oil prices and refining charges, business growth, and fuel tax refunds received in 2004. These increases in fuel expense were partially offset by the positive impact of the change in Foreign Exchange, our fuel hedging program and fuel conservation measures.
Fuel price increases are also mitigated by our fuel surcharge program (discussed further under the sub-heading “Freight Revenues” in the section “Lines of Business”).
Materials
Materials expense includes the cost of materials used for track, locomotive, freight car, and building maintenance. This expense was $212.9 million in 2006, an increase of $9.6 million from 2005. Materials expense was $203.3 million in 2005, up $24.8 million from $178.5 million in 2004.
The increase in 2006, compared with 2005, was due mainly to the higher cost of materials for freight car repairs, primarily driven by price increases for replacement of wheel sets and other freight car materials, and train servicing. The increase was partially offset by the positive impact of the change in Foreign Exchange.
Materials expense increased in 2005, compared with 2004, due to:
☐	increased wheel replacements on freight cars, as well as higher consumption of other materials used to repair and service freight cars;

☐	higher gasoline and heating costs; and

☐	recoveries received from a supplier in 2004.
These increases were partially offset by the positive impact of the change in Foreign Exchange.
Equipment Rents
Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. In 2006, equipment rents expense was $181.2 million, a decrease of $28.8 million from 2005. Equipment rents expense was $210.0 million in 2005, down $8.5 million from $218.5 million in 2004.
The decrease in 2006, compared with 2005, was due mainly to more efficient movement of traffic over our network which reduced the number of cars on line, resulting in lower equipment rental payments to other railways and reduced locomotive lease costs. Higher

          22      2006 Annual Report

charges to customers for loading and unloading delays and the positive impact of the change in Foreign Exchange also contributed to the decrease in 2006.
The decrease in 2006 was partially offset by favourable adjustments in 2005 for freight car rentals pertaining to prior periods.
Equipment rents expense decreased in 2005, compared with 2004, due mainly to:
☐	increased charges to customers for loading and unloading delays;

☐	lower payments to other railways for the use of their freight cars, due to more efficient movement of traffic on our network;

☐	favourable adjustments in 2005 for freight car rentals pertaining to prior periods; and

☐	the positive impact of the change in Foreign Exchange.
These decreases were partially offset by increased lease costs paid to equipment leasing companies as a result of higher lease rates and our need for additional locomotives and freight cars to handle business growth.
Depreciation and Amortization
Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. This expense was $464.1 million in 2006, an increase of $19.0 million from 2005. Depreciation and amortization expense of $445.1 million in 2005 was up $38.0 million from $407.1 million in 2004.
The increase in 2006, compared with 2005, was due largely to additions to capital assets for track and locomotives, which was partially offset by asset retirements.
Expenses were higher in 2005, compared with 2004, was due largely to additions to our capital assets and higher depreciation rates on certain maintenance equipment.
These increases were partially mitigated by the positive impact of the change in Foreign Exchange and the retirement of assets.
Purchased Services and Other
Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental remediation, property and other taxes, contractor and consulting fees, and insurance. Purchased services and other expense was $618.3 million in 2006, a decrease of $3.3 million from 2005 and was $621.6 million in 2005, up $10.9 million from $610.7 million in 2004.
The decrease in 2006 was due largely to lower joint-facility and inter-railway expenditures resulting mainly from our co-production initiatives, adherence to our IOP which reduced crew transportation costs, and the positive impact of the change in Foreign Exchange. The decreases were partially offset by higher building maintenance expenses and contract locomotive servicing costs.
Purchased services and other expense increased in 2005, compared with 2004, due to:
☐	higher outsourced maintenance costs as a result of an increase in the volume of work;

☐	higher contractor and consulting fees, mainly for strategic and regulatory initiatives;

☐	certain proceeds from passenger train operators, which are now reflected in “Other Revenues”; and

☐	reduced overhead costs allocated to capital projects.
These increases in purchased services and other expense in 2005 were partially offset by:
☐	lower costs associated with derailments, mishaps and personal injuries;

☐	lower joint-facility and inter-railway expenditures; and
☐	the positive impact of the change in Foreign Exchange.
Other Income Statement Items
Other Charges
Other charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the impact of the change in Foreign Exchange on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, and other non-operating expenditures. Other charges were $27.8 million in 2006, an increase of $9.7 million from 2005. Other charges were $18.1 million in 2005, a decrease of $18.0 million from $36.1 million in 2004.
The increase in 2006 compared with 2005 was due mainly to the negative impact of the change in Foreign Exchange on working capital balances in 2006, and lower realized gains on non-hedge derivative instruments.
The decrease in 2005, compared with 2004, was mainly due to the positive impact of the change in Foreign Exchange on working capital balances and a gain realized when non-hedge interest rate locks were settled in 2005. These reductions were partially offset by a gain recorded in 2004 on the settlement of our $105-million cross-currency fixed-to-floating interest rate swap agreements and a 2004 adjustment of an accrued liability.
Interest Expense
Interest expense includes interest on long-term debt and capital leases, net of interest income. Interest expense was $194.5 million in 2006, a decrease of $9.7 million from 2005. Interest expense was $204.2 million in 2005, a decrease of $14.4 million from $218.6 million in 2004.
Interest expense in 2006, compared with 2005, decreased due to the positive impact of the change in Foreign Exchange and the

 2006 Annual Report      23

retirement of $250-million Medium Term Notes in June 2005 (discussed further under the sub-heading “Financing Activities” in the section “Liquidity and Capital Resources”). The improvements were partially offset by higher interest charges on variable-interest rate debt tied to the London Interbank Offered Rate (“LIBOR”), which increased relative to the comparable period.
Interest expense decreased in 2005, compared with 2004, due to the positive impact of the change in Foreign Exchange and the retirement of the $250-million Medium Term Notes in June 2005. These decreases were partially offset by an increase in interest from variable-interest debt, primarily as a result of an increase in the LIBOR.
Income Taxes
Income tax expense in 2006 was $109.9 million, a decrease of $160.7 million from 2005. Income tax expense was $270.6 million in 2005, an increase of $127.3 million from $143.3 million in 2004. The reduction in tax expense in 2006, compared with 2005, was mainly due to a positive adjustment of $176.0 million taken in the second quarter of 2006, partially offset by an increase in taxes as a result of higher income. Income tax expense increased in 2005, compared with 2004, mainly due to higher income.
The effective income tax rate for 2006 was 12.1%, compared with 33.3 % for 2005, and 25.9 % for 2004. The normalized rates (income tax rate based on income adjusted for FX on LTD and other specified items) for 2006, 2005 and 2004 were 30.8%, 32.2 % and 32.4%, respectively. The reduction in our effective income tax rate in 2006 is due to changes in Canadian federal and provincial corporate income tax rates and tax planning initiatives.
The governments of Canada and the provinces of Alberta, Saskatchewan and Manitoba have substantively enacted legislation to reduce corporate income tax rates over a period of several years. In the second quarter of 2006, we recorded a future income tax benefit of $176.0 million to reflect the favourable impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.
In recent years, we have utilized non-capital tax loss carryforwards to offset current taxable income. We anticipate that these non-capital tax loss carryforwards will be exhausted during 2007 and we will have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense.
Also, as a result of this review, the income tax associated with FX on LTD increased by $7.2 million in 2006 (2005 – $5.1 million). The income tax expense, before income tax on FX on LTD, which is a non-GAAP measure (discussed further in the section “Non-GAAP Earnings”), was reduced in 2006 by the same amount. This reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With this reclassification, the tax benefit of these losses is matched to the transactions that utilize them.
Fourth-quarter Summary
Operating Results
In the fourth quarter of 2006, GTMs were 62,190 million and RTMs were 32,055 million, which is comparable to the volumes in the same period of 2005. We reported net income of $145.6 million in the fourth quarter of 2006, an increase of $8.5 million from $137.1 million in the same period of 2005. Operating income for the three-month period ended December 31, 2006, was $320.1 million, an increase of $60.1 million from $260.0 million in the same period in 2005. The increases in net and operating income were mainly due to:
☐	higher revenues from increased freight rates (discussed in this section under the sub-heading “Revenues”);

☐	cost-reduction programs, stemming in particular from operational benefits produced by our IOP and reductions in management and administrative staff (discussed under the sub-headings “Integrated Operating Plan” and “Restructuring” in the section “Future Trends, Commitments and Risks”); and

☐	benefits of co-production initiatives.
These increases were partially offset by:
☐	higher costs for fuel and depreciation and amortization (discussed in this section under the sub-heading “Operating Expenses, Before Other Specified Items”);

☐	reduced volumes for coal; and

☐	the negative impact of the change in Foreign Exchange.
Diluted EPS was $0.92 in the fourth quarter of 2006, an increase of $0.06 from $0.86 in the same period of 2005.
Non-GAAP Earnings
A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income

          24      2006 Annual Report

as presented in the financial statements for the fourth quarters of 2006 and 2005, is included in the section “Non-GAAP Earnings”.
Income, before FX on LTD and other specified items, was $181.0 million in the fourth quarter of 2006, an increase of $10.5 million from $170.5 million in fourth-quarter 2005. The increase was due to higher revenues as a result of increased freight rates and lower equipment rent expenses, partially offset by an increase in fuel, depreciation and amortization, and purchased services and other expenses (discussed in this section under the sub-headings “Revenues” and “Operating Expenses, Before Other Specified Items”).
Revenues
Total revenues were $1,190.4 million in fourth-quarter 2006, an increase of $23.5 million from $1,166.9 million in fourth-quarter 2005.
Grain
Grain revenues in the fourth quarter of 2006 were $261.6 million, an increase of $37.0 million from $224.6 million in the same period of 2005. Driving this increase was a strong Canadian grain crop reflecting improved quality, increased shipment of western Canadian grain to the U.S. as a result of a trade tariff being lifted and higher freight rates. These increases were partially offset by the negative impact of the change in Foreign Exchange.
Coal
Coal revenues were $149.3 million in fourth-quarter 2006, a decrease of $29.3 million from $178.6 million in the same period of 2005. The decrease in revenues was due largely to reduced export coal sales by our primary coal customer as well as the sale of our Latta subdivision.
Sulphur and Fertilizers
Sulphur and fertilizers revenues were $122.0 million in the fourth quarter of 2006, an increase of $19.4 million from $102.6 million in fourth-quarter 2005. The increase reflected the settlement of protracted global price negotiations between buyers and sellers of export potash which significantly delayed shipments until the third and fourth quarters of 2006.
Forest Products
Forest products revenues were $71.2 million in the fourth quarter of 2006, a decrease of $9.6 million from $80.8 million in the same period of 2005.
This decrease was mainly due to:
☐	a softening demand for lumber and panel caused by a decrease in U.S. housing starts;

☐	difficult market conditions for our forest product customers caused by a strong Canadian dollar and softwood lumber trade negotiations which have lead to reduced volumes and extended plant shut downs; and

☐	the negative impact of Foreign Exchange.
Partially offsetting these factors was our strong yield and pricing, which reduced the impact from the volume decline.
Industrial and Consumer Products
Industrial and consumer products revenues were $148.5 million in the fourth quarter of 2006, an increase of $2.1 million from $146.4 million in fourth-quarter 2005. The increase was due mainly to:
☐	higher freight rates;

☐	strong worldwide demand for base metals; and

☐	strong demand for chemical, plastics and energy products largely driven by Alberta oil and gas activity and a strong Alberta economy.
The higher revenues were partially offset by the negative impact of the change in Foreign Exchange.
Automotive
Automotive revenues were $74.9 million in fourth-quarter 2006, a decrease of $3.9 million from $78.8 million in fourth-quarter 2005. The decrease was due primarily to lower volumes as a result of extended plant shutdowns by domestic manufacturers.
Intermodal
Intermodal revenues grew in the fourth quarter of 2006 to $324.0 million, an increase of $11.4 million from $312.6 million in the same period of 2005. In the international business, growth was due to higher freight rates and container volume growth at the ports of Vancouver and Montreal driven by strong global trade. Growth in domestic intermodal was due to increased freight rates and volumes as well as an increase in long-haul traffic. These increases were partially offset by the negative impact of the change in Foreign Exchange.
Operating Expenses,
Before Other Specified Items
Operating expenses, before other specified items, in the fourth quarter of 2006 were $870.3 million, an increase of $7.6 million from $862.7 million in the same period of 2005.
Compensation and Benefits
Compensation and benefits expense in fourth-quarter 2006 was $322.2 million, an increase of $0.2 million from $322.0 million in the fourth quarter of 2005. Expenses were effectively flat year-over-year, as the negative impact of inflation and increased pension expenses offset decreases in expenditures primarily driven by:
☐	reduced costs from restructuring initiatives (discussed further under the sub-heading “Restructuring” in the section “Future Trends, Commitments and Risks”);

 2006 Annual Report      25

☐	savings realized from efficiencies gained through our IOP (discussed further under the sub-heading “Integrated Operating Plan” in the section “Future Trends, Commitments and Risks”); and

☐	the positive impact of the change in Foreign Exchange.
Note certain comparative period figures have been restated to reflect the retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before the vesting date of stock-based awards or have been updated to reflect new information (discussed further in the section “Changes in Accounting Policy”).
Fuel
Fuel expense was $171.2 million in fourth-quarter 2006, an increase of $4.8 million from $166.4 million in the fourth quarter of 2005. The increase was due to a lower hedge position in 2006 and a higher rate of fuel consumption as the proportion of non-bulk freight traffic grew. The increases were partially offset by favourable WTI crude prices and refining margins, and a positive impact of the change in Foreign Exchange. Fuel price increases are also mitigated by our fuel surcharge program (discussed further under the sub-heading “Freight Revenues” in the section “Lines of Business”).
Materials
Materials expense was $53.7 million in the fourth quarter of 2006, an increase of $0.6 million from $53.1 million in 2005. The increase was due mainly to the increased cost of materials used for freight car repairs and train servicing, primarily driven by price increases for the replacement of wheel sets.
Equipment Rents
Equipment rents expense was $47.8 million in the fourth quarter of 2006, a decrease of $5.2 million from $53.0 million in the same period of 2005. The decrease was due largely to:
☐	higher charges to customers for loading and unloading delays;

☐	lower equipment rental payments to other railways as a result of more efficient movement of traffic over our network which has reduced the number of cars on line; and

☐	the positive impact of the change in Foreign Exchange.
The decrease in the fourth quarter of 2006 was partially offset by higher freight car lease costs.
Depreciation and Amortization
Depreciation and amortization expense was $115.9 million in fourth-quarter 2006, an increase of $2.3 million from $113.6 million in the fourth quarter of 2005, due largely to additions to capital assets for track, which was partially offset by asset retirements.
Purchased Services and Other
Purchased services and other expense was $159.5 million in fourth-quarter 2006, an increase of $4.9 million from $154.6 million in the same period of 2005. The increase was due mainly to higher costs for information technology, building maintenance and contract locomotive servicing. The increase was offset by net favourable billing recoveries.
Other Income Statement Items
In the fourth-quarter 2006, there was a loss to FX on LTD of $44.9 million ($35.4 million after tax), compared with a loss of $0.6 million ($5.1 million after tax) in the same period of 2005. The higher loss was due to the impact of the change in Foreign Exchange on U.S. dollar-denominated debt.
Other charges were $6.4 million in the fourth quarter of 2006, a decrease of $0.4 million from $6.8 million in fourth-quarter 2005.
Interest expense was $49.8 million in fourth-quarter 2006, an increase of $0.7 million from $49.1 million in the same period of 2005. The increase was due to higher interest charges on variable-interest debt tied to LIBOR, which increased relative to the comparable period, and financing costs related to the issuance of debt in the fourth-quarter 2006 offset by the positive impact of the change in Foreign Exchange on U.S. dollar-denominated interest expense.
Liquidity and Capital Resources
At December 31, 2006, we held $124.3 million in cash and short-term investments, which was an increase of $77.9 million during the fourth quarter of 2006. At December 31, 2005, we held $121.8 million in cash and short-term investments, which was an increase of $35.2 million during the fourth quarter of 2005. The increase in cash and short-term investments in the fourth-quarter 2006, compared with the fourth-quarter 2005, was primarily due to less cash used in investing activities which reflected a decline in capital additions. The increase in cash in the fourth-quarter 2006 was partially offset by increased activity in our common share buy-back program (discussed further in “Balance Sheet” section under the sub-heading “Share Capital”).

          26      2006 Annual Report

Quarterly Financial Data

For the quarter ended
(in millions, except per share data)	2006							2005

(unaudited)	Dec. 31	Sept. 30	(2)	June 30	(2)	Mar. 31	(2)	Dec. 31	(2)	Sept. 30	(2)	June 30	(2)	Mar. 31	(2)

Total revenue	$1,190.4	$1,151.3		$1,131.0		$1,110.5		$1,166.9		$1,104.7		$1,105.9		$1,014.1
Operating income	320.1	299.1		282.6		226.8		260.0		283.2		272.3		175.7
Net income	145.6	163.8		378.1		108.8		137.1		203.8		124.1		78.0
Operating income, before other specified items (1)	320.1	299.1		282.6		226.8		304.2		249.3		272.3		175.7
Income, before FX on LTD and other specified items (1)	181.0	169.7		160.7		116.1		170.5		135.1		140.9		81.9

Basic earnings per share	$0.93	$1.05		$2.39		$0.69		$0.87		$1.29		$0.79		0.49
Diluted earnings per share	0.92	1.04		2.37		0.68		0.86		1.27		0.78		0.48
Diluted earnings per share, before FX on LTD and other specified items (1)	1.15	1.07		1.00		0.72		1.07		0.84		0.88		0.51

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in the section “Non-GAAP Earnings”. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in the section “Non-GAAP Earnings”. This information is in Canadian dollars.
(2) Certain comparative period figures have been restated to reflect the retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before the vesting date of stock-based awards or have been updated to reflect new information (discussed further in the section “Changes in Accounting Policy”).
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
Mild weather in the first quarter of 2006 helped to reduce the negative impact of winter conditions on both revenues and expenses. Protracted global trade negotiations delayed the shipment of potash volumes until early in the third quarter of 2006.
During the first and second quarters of 2005, a total of $23 million in additional revenues was recorded as a result of an agreement reached with our largest coal shipper. Operating and net income also increased in these two periods as a result of the additional revenues.
Net income is also influenced by seasonal fluctuations in customer demand, weather-related costs, FX on LTD, and other specified items. Reduced income tax expense contributed significantly to an increase in net income in the second quarter of 2006 as the Government of Canada and several provinces reduced future corporate income tax rates (discussed further under the sub-heading “Income Taxes” in the section “Other Income Statement Items”). The Company recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

 2006 Annual Report      27

Changes in Accounting Policy
2006 Accounting Changes
Stock-Based Compensation for Employees Eligible to Retire before the Vesting Date
The CICA issued Emerging Issues Committee Abstract “Stock-Based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC 162”) which became effective for the year ended December 31, 2006 and has been applied retroactively with restatement of prior periods. Under EIC 162, compensation cost attributable to stock-based awards is recognized over the period from the grant date to the date the employees become eligible to retire when this is shorter than the vesting period. The adoption of EIC 162 resulted in a $3.3 million adjustment to reduce opening retained earnings at January 1, 2004, and decreased reported “Compensation and benefits” expenses in 2006 by $1.2 million (2005 – decreased by $0.1 million; 2004 – increased by $1.9 million) and decreased “Income tax expense” in 2006 by $0.1 million (2005 – nil; 2004 – nil).
Non-Monetary Transactions
In June 2005, the CICA issued Accounting Standard Section 3831 “Non-Monetary Transactions” which became effective January 1, 2006. It has been applied prospectively to non-monetary transactions occurring on or after this date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. Previously, non-monetary transactions that did not constitute the culmination of the earnings process were recorded at carrying value. The impact to CP on adoption of this new standard was not significant.
Hedging Transactions
Effective January 1, 2004, the Company adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instrument that fails to meet the hedging criteria will be accounted for in accordance with the CICA Emerging Issues Committee Abstract “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments” (“EIC 128”).
Derivative instruments that do not qualify as hedges and those not designated as hedges are carried on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in the period in which the change occurs in the Statement of Consolidated Income in the line items to which the derivative instruments are related. The earnings impact of non-hedging derivative instruments that did not relate to operating income were reported as “Gain on non-hedging derivative instruments” in “Other charges”. In 2006, these resulted in a gain of $1.2 million (2005 – a gain of $6.6 million, 2004 – a gain of $1.5 million). Total Return Swaps (“TRS”) are non-hedging derivative instruments acquired by the Company in 2006 that related to stock-based compensation and increased “Compensation and benefits” by $1.2 million (2005 – nil, 2004 – nil).
Future Accounting Changes
The following changes to accounting policies are effective January 1, 2007:
Financial Instruments, Hedging and Other Comprehensive Income
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
Adoption of these standards will be effective January 1, 2007 on a prospective basis without retroactive restatement of prior periods, except for the reclassification of equity balances to reflect “Accumulated other comprehensive income” which will include foreign currency translation adjustments.
Under the new standards, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair values while financial instruments such as “loans and receivables”, “financial liabilities”, and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in “Accumulated other comprehensive income”, a component of “Shareholders’ equity” on the Consolidated Balance Sheet, with any ineffective portions of gains and losses on hedges taken into income immediately. Changes in the value of fair value hedges and the related changes in the carrying value of the hedged item will be taken into income immediately.

          28      2006 Annual Report

The Company has classified its financial instruments as “loans and receivables”, “other financial liabilities” and “derivative instruments designated as hedges”. The first two categories of financial instruments will be accounted for at cost or amortized cost while hedges will be accounted for as outlined in Accounting Standard Section 3865. Long-term debt and related transaction costs will be measured at fair value at inception and subsequently measured at amortized cost. Transaction costs will be included as a component of the amortized cost of the Company’s long-term debt balances.
The impact of the adoption of these standards on January 1, 2007 is expected to be an increase in net assets of approximately $21 million; a reduction in “Foreign currency translation adjustments” of approximately $66 million; an increase in “Retained earnings” of approximately $2 million and the creation of “Accumulated other comprehensive income” of approximately $85 million.
The fair value of hedging instruments is expected to be approximately $32 million to be reflected in “Other assets and deferred charges” and approximately $5 million reflected in “Deferred liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost is expected to reduce “Long-term debt” by approximately $25 million with an associated reduction in “Other assets and deferred charges” of approximately $20 million. The adoption of these standards is expected to increase “Future income tax liabilities” by approximately $11 million. Accumulated other comprehensive income will be comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis from original cost to fair value or amortized cost, of certain financial assets, financial liabilities and transaction costs associated with the Company’s long-term debt.
Accounting Changes
Effective January 1, 2007, the CICA has amended Accounting Standard Section 1506 “Accounting Changes” to prescribe the criteria for changing accounting policies and related accounting treatment and for disclosure of accounting changes. Changes in accounting policies are permitted when required by a primary source of GAAP, for example when a new accounting section is first adopted, or when the change in accounting policy results in more reliable and relevant financial information being reflected in the financial statements.
The adoption of this amended accounting standard will not impact the financial statements of the Company.
Liquidity and Capital Resources
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in the section “Contractual Commitments” and in the section “Future Trends, Commitments and Risks” under the sub-heading “Financial Commitments”. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
Operating Activities
Cash provided by operating activities was $1,051.0 million in 2006, an increase of $0.3 million from 2005. Cash provided by operating activities was $1,050.7 million in 2005, an increase of $268.2 million from $782.5 million in 2004.
The increase in 2006, compared with 2005, was offset by:
☐	higher restructuring payments;

☐	a higher year-end working capital balance, primarily due to an increase in accounts receivable from higher freight revenues and a reduction in accounts payable from lower restructuring payments; and

☐	increased pension contributions.
The increase in 2005, compared with 2004, was mainly due to:
☐	a greater amount of cash being generated through operations in 2005;

☐	reduced restructuring payments; and

☐	lower pension funding contributions.
In 2005, the above increases in cash from operating activities were partially offset by an increase in accounts receivable as higher freight rates and higher volumes increased the amounts billed to customers.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
Investing Activities
Cash used in investing activities was $693.7 million in 2006, a decrease of $175.5 million from 2005. Cash used in investing activities was $869.2 million in 2005, an increase of $206.6 million from $662.6 million in 2004.
The decrease in cash used in investing activities in 2006, compared with 2005, was mainly due to decreased cash capital spending in 2006 and proceeds from the sale of our Latta subdivision.
The increase in 2005, compared with 2004, was mainly due to increased capital spending, primarily to expand track capacity in our western corridor.
Capital spending in 2007 is projected to be between $885 million and $895 million. Our 2007 capital spending outlook assumes an increase in basic right-of-way and asset

 2006 Annual Report      29

renewal to help maintain the reliability and safety of our infrastructure, land acquisitions for future development in strategic locations across the network, locomotive acquisitions and upgrades to increase our fuel-efficient hauling capacity, improvements in information technology to improve the systems that manage railway operations and customer shipments, and investments planned to increase capacity in automotive and intermodal terminals to support continued market growth. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the “Forward-looking Information” section for a discussion of these assumptions and other factors affecting our expectations for 2007).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt, if required. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain a net-debt to net-debt-plus-equity ratio (discussed below under the subheading “Financing Activities”) that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing interest rate environment.
Financing Activities
Cash used in financing activities was $354.8 million in 2006, a decrease of $57.9 million, compared to $412.7 million in 2005. In 2004, cash provided by financing activities was $98.4 million.
The decrease in cash used in 2006, compared with 2005, was due to lower long-term debt repayments, mainly from the 2005 repayment of our 7.2% $250-million Medium Term Notes and higher proceeds from the issue of shares for stock options exercised in 2006. These items were partially offset by increased purchases of shares through the Company’s share repurchase program (discussed under the sub-section “Share Capital” in the section “Balance Sheet”) and higher dividend payments to our shareholders.
The decrease in cash in 2005, compared with 2004, was due to:
☐	the repayment of $250-million Medium Term Notes;

☐	the issuance in 2004 of US$145-million Senior Secured Notes, compared with 2005 when no debt was issued; and

☐	payments made to buy back shares under our share repurchase program.
The items noted above were partially offset by increased proceeds from the issue of shares as a result of stock options being exercised in 2005.
We have available, as sources of financing, unused credit facilities of up to $511 million, as well as an uncommitted amount of US$15 million. Our unsecured long-term debt securities are rated “Baa2”, “BBB” and “BBB(high)” by Moody’s Investors Service, Inc., Standard and Poor’s Corporation and Dominion Bond Rating Service, respectively.
At December 31, 2006, our net-debt to net-debt-plus-equity ratio improved to 37.2%, compared with 39.6 % and 43.0 % at December 31, 2005 and 2004, respectively. The improvement in both years was due primarily to an increase in equity driven by current year earnings partially offset by reduced capital stock and contributed surplus as a result of the Company’s share repurchase program. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
Management is committed to maintaining its net-debt to net-debt-plus-equity ratio at an acceptable level and intends to continue to manage capital employed so that we retain our solid investment grade credit ratings.
Free Cash
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends.
We generated positive free cash of $244.9 million in 2006 compared with $92.0 million in 2005 and $38.2 million in 2004. The increase in 2006, compared with 2005, was due to a decrease in capital spending in 2006 and proceeds from the sale of our Latta subdivision, partially offset by higher dividend payments to our shareholders. The increase in free cash in 2005, compared with 2004, was due largely to the increase in cash generated by operating activities (as discussed in this section under the subheading “Operating Activities”), partially offset by increased capital spending, mainly for the expansion of our western track corridor.
We expect to generate a higher amount of free cash in 2007, compared with 2006, achieved mainly through the generation of higher cash from operating activities, partially offset by increased capital spending, dividend payments and reduced land sales compared with 2006 when there was a significant impact from the sale of the Latta subdivision. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see the section “Forward-looking Information” for a discussion of these assumptions and other factors affecting our expectations for 2007). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed under the sub-heading “Revenues” in the section “Lines of Business”, and in the sections “Operating Expenses, Before Other Specified Items”, “Liquidity and Capital Resources” and “Other Income Statement Items”.

          30      2006 Annual Report

Calculation of Free Cash
(reconciliation of free cash to GAAP cash position)

For the year ended December 31 (in millions) (unaudited)	2006	2005 (2)	2004 (2)

Cash provided by operating activities	$1,051.0	$1,050.7	$782.5
Cash used in investing activities	(693.7)	(869.2)	(662.6)
Dividends paid	(112.4)	(89.5)	(81.7)

Free cash (1)	244.9	92.0	38.2
Cash (used in) provided by financing activities, excluding dividend payment	(242.4)	(323.2)	180.1

Increase / (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	2.5	(231.2)	218.3
Net cash at beginning of period	121.8	353.0	134.7

Net cash at end of period	$124.3	$121.8	$353.0

(1) This measure has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies.
(2) Certain comparative period figures have been restated to conform to presentation adopted in 2006.

Balance Sheet
Assets
Assets totalled $11,415.9 million at December 31, 2006, compared with $10,891.1 million at December 31, 2005, and $10,499.8 million at December 31, 2004.
The increase in assets in 2006, compared with 2005, was mainly due to:
☐	capital additions, most of which were locomotives and track replacement;

☐	an increase in accounts receivable due to higher freight rates which have increased amounts billed to customers;

☐	higher materials and supplies, mainly fuel stock and engineering inventory; and

☐	pension contributions made in excess of pension expense recognized in income.
These increases were partially offset by a reduction in assets held for sale in 2006.
The increase in assets in 2005, compared with 2004, was mainly due to capital additions, most of which were locomotives, track replacement and expansion of our western corridor and other sections of track, and an increase in accounts receivable as higher freight rates and volumes resulted in increased amounts billed to customers. These increases were partially offset by a reduction in cash, largely for the repayment of the $250-million principal amount 7.20 % Medium Term Notes in 2005.
Total Liabilities
Our combined short-term and long-term liabilities were $6,559.4 million at December 31, 2006, compared with $6,507.0 million at December 31, 2005, and $6,518.9 million at December 31, 2004.
The increase in total liabilities in 2006, compared with 2005, was due mainly to an increase in the future income tax liability, driven by tax on income generated in 2006, partially offset by a reduction in accounts payable.
The decrease in total liabilities in 2005, compared with 2004, was attributable to the reduction in long-term debt as a result of the repayment of the $250-million principal amount 7.20 % Medium Term Notes in 2005 and the positive impact of the change in Foreign Exchange on long-term debt. This decrease was mostly offset by larger future income tax balances as a result of tax on income generated in 2005.
Equity
At December 31, 2006, our Consolidated Balance Sheet reflected $4,856.5 million in equity, compared with equity balances of $4,384.1 million and $3,980.9 million at December 31, 2005 and 2004, respectively. The increase was due primarily to growth in retained income and the issuance of Common Shares for stock options exercised, partially offset by shares repurchased under normal course issuer bids.
Share Capital
Our Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At February 28, 2007, 155,574,677 Common Shares and no Preferred Shares were issued and outstanding.
We also have a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. As of February 20, 2007, an additional 4,078,642 Common Shares have been reserved for issuance under the MSOIP. At February 28, 2007, 6,381,103 options were outstanding under our MSOIP, and there were 4,439,881 Common Shares available for the granting of future options.
We believe the Company’s purchase of its own Common Shares for cancellation is an attractive and appropriate use of corporate

 2006 Annual Report      31

funds. Purchases are made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.
In 2006 and 2005, we purchased for cancellation 6,760,992 Common Shares under two normal course issuer bids (“NCIB”) authorized by our Board of Directors.
In May 2005, CP filed its first normal course issuer bid (“2005 NCIB”) that allowed us to repurchase shares for cancellation from June 6, 2005 to June 5, 2006. CP was given approval to repurchase 2,500,000 shares, representing 1.6 % of the Common Shares outstanding on May 25, 2005. On March 1, 2006, we completed the necessary filings to increase the number of Common Shares eligible for purchase under our 2005 NCIB, to 3,325,000 shares or 2.1 % of the Common Shares outstanding as of December 31, 2005.
From June 6, 2005 to June 5, 2006, all shares authorized under the 2005 NCIB were purchased at an average price of $51.82 per share. Of the 3,325,000 shares, 1,761,000 shares were purchased in 2005 at an average price of $45.77 and the remaining 1,564,000 shares were purchased in 2006 at an average price of $58.62.
On June 1, 2006 we completed the filings for a new normal course issuer bid (“2006 NCIB”) to cover the period of June 6, 2006 to June 5, 2007 and to enable us to purchase for cancellation up to 3,936,000, or 2.5 % of our 158,321,252 Common Shares outstanding as of May 31, 2006. The filing was necessary to effect the repurchase of up to 5.5 million Common Shares in the calendar year 2006, as authorized by our Board of Directors on February 21, 2006 (representing 3.5 % of our Common Shares outstanding as of December 31, 2005). Of the 3,936,000 shares authorized under the 2006 NCIB, 3,435,992 shares were purchased in 2006 at an average price per share of $56.66 and 249,990 shares had been purchased in 2007 as of February 28th at an average price per share of $64.11.
In the calendar year 2006, CP purchased 4,999,992 shares in accordance with the 2005 NCIB and 2006 NCIB at an average price per share of $57.27.
On March 1, 2007, we announced our intention, subject to regulatory approval, to make a further normal course issuer bid to enable us to purchase up to a total of 5,500,000 shares during 2007.
On July 21, 2003, our Board of Directors suspended the Directors’ Stock Option Plan
(“DSOP”) under which members of the Board of Directors were granted options to purchase CP shares. The DSOP allowed each option granted to be exercised for one Common Share. At January 31, 2006, 144,000 options were outstanding under the DSOP, and there were 340,000 Common Shares available for the granting of future options out of the 500,000 Common Shares currently authorized. Outstanding options granted prior to suspension of the DSOP remain in effect with no amendments. The DSOP was suspended as a result of a review by external compensation consultants of the Company’s compensation philosophy for the Board of Directors.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing to The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at Shareholder@cpr.ca.

Dividends
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.1275	March 26, 2004	April 26, 2004
$0.1275	June 25, 2004	July 26, 2004
$0.1325	September 24, 2004	October 25, 2004
$0.1325	December 31, 2004	January 31, 2005
$0.1325	March 25, 2005	April 25, 2005
$0.1500	June 24, 2005	July 25, 2005
$0.1500	September 30, 2005	October 31, 2005
$0.1500	December 30, 2005	January 30, 2006
$0.1875	March 31, 2006	April 24, 2006
$0.1875	June 30, 2006	July 31, 2006
$0.1875	September 29, 2006	October 30, 2006
$0.1875	December 29, 2006	January 29, 2007
$0.2250	March 30, 2007	April 30, 2007

          32      2006 Annual Report

Financial Instruments
Our policy with respect to using financial instruments is to selectively reduce volatility associated with fluctuations in interest and foreign exchange rates and in the price of fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address. If the derivative is not effective, its book value is adjusted to its market value each quarter and the associated gains or losses are included in “Other Charges” on our Statement of Consolidated Income.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
In 2007, new Canadian accounting standards will apply to financial instruments as described under the sub-heading “Financial Instruments, Hedging and Other Comprehensive Income” in the section “Changes in Accounting Policy”.
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
Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400 million 6.25 % Notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Accounting for these swaps increased “Interest Expense” on the Statement of Consolidated Income by $0.7 million in 2006 compared with a $2.8 million reduction in interest expense in 2005. At December 31, 2006, an unrealized loss of $2.8 million from these interest rate swaps was calculated based on their fair value utilizing swap, currency and basis-spread curves from Reuters. We have not recorded the fair value of these swaps on our Consolidated Balance Sheet. Values may vary marginally due to either the terms of the contract or minor variations in the time of day when the data was collected.
Interest and Treasury Rate Locks
At December 31, 2006, “Other assets and deferred charges” on the Consolidated Balance Sheet included unamortized losses of $13.4 million (December 31, 2005 –$16.9 million) for previously cancelled interest and treasury rate locks, and “Deferred liabilities” on the Consolidated Balance Sheet included an unamortized gain of $8.3 million (December 31, 2005 –$8.6 million) from interest rate locks. These gains and losses are being amortized over the lives of their underlying debt. Amortization of the gains and losses, which is included in “Interest expense” on the Statement of Consolidated Income, resulted in a net expense of $3.1 million in 2006, compared with a net expense of $3.1 million in 2005.
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
Foreign Exchange Forward Contracts
We have hedged a portion of our U.S. dollar-denominated freight revenues earned in Canada by selling forward U.S. dollars from time to time. At December 31, 2006, we had no forward sales of U.S. dollars outstanding (December 31, 2005 – US$58.9 million) and no unrealized gains or losses. The unrealized gain on forward contracts as of December 31, 2005, calculated using the trading value of the U.S. dollar from the Bank of Canada, was $2.5 million. This unrealized gain was not included in our financial statements at December 31, 2005. “Freight revenues” on our Statement of Consolidated Income included realized gains of $3.9 million on these foreign exchange forward contracts in 2006, compared with realized losses of $2.2 million in 2005.
Fuel Price Management
Swaps and fuel surcharges (discussed under the sub-heading “Freight Revenues” in the section “Lines of Business”), together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
Crude Oil Swaps
We may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. We generally enter into commodity swap purchase contracts, and unrealized gains or losses related to these swaps are deferred until the related fuel purchases are realized.

 2006 Annual Report      33

At December 31, 2006, an unrealized gain of $31.7 million (December 31, 2005 –unrealized gain of $59.2 million) was calculated based on the fair value of our swaps, which was derived from the WTI price, as quoted by recognized dealers or as developed based upon the present value of expected future cash flows discounted at the applicable U.S. Treasury Rate, LIBOR or swap spread. We have not included any unrealized gains in our financial statements in 2006.
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
An unrealized loss of $3.1 million (December 31, 2005 – unrealized loss of $7.2 million) related to the forward purchases of U.S. dollars (which were coupled with the crude oil swaps) was calculated based on the fair value of these forward contracts at December 31, 2006. Forward curves from Reuters were utilized to establish the fair value. The unrealized loss was not recorded in our financial statements in 2006. These forwards will settle in 2007 through 2009.
Fuel expense was reduced by $29.1 million in 2006 (2005 – $48.1 million) as a result of $33.7 million in realized gains (2005 –$51.5 million) arising from settled swaps, partially offset by $4.6 million (2005 –$3.4 million) in realized losses arising from the settled foreign exchange forward contracts.
For every US$1.00 increase in the price of WTI, fuel expense before hedging will increase by approximately $8 million, assuming current foreign exchange rates and fuel consumption levels. As at December 31, 2006 we had fuel hedges for approximately 10% of our estimated fuel purchases in 2007, 3 % in 2008 and 3 % in 2009, with no hedges in place for purchases beyond this time. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel surcharges (discussed in the section “Lines of Business” under the sub-heading “Freight Revenues”).
Stock-based Compensation
Expense Management
Total Return Swap
We entered into a TRS, effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two stock-based compensation programs: share appreciation rights (“SAR”) and deferred share units (“DSU”) (discussed further under the sub-heading “Stock Price” in the section “Future Trends, Risks and Commitments”). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS substantially offset the costs and benefits recognized in the SAR and DSU stock-based compensation programs due to fluctuations in share price during the period the TRS was in place. “Compensation and benefits” expense on our Statement of Consolidated Income included an unrealized loss on these swaps of $1.2 million.
Off-balance Sheet Arrangements
Sale of Accounts Receivable
We have sold through our accounts receivable securitization program a portion of our freight receivables to raise funds for operations. Under the program, which has a term of five years expiring in September 2009, we have sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and we are not the primary beneficiary. We may increase this sale amount up to a program limit of $200.0 million.
At December 31, 2006, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2005 – $120.0 million). A loss of $5.0 million on the securitization program in 2006 (2005 – $3.5 million) was included in “Other charges” on our Statement of Consolidated Income.
We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. At December 31, 2006, the fair value of the retained interest was approximately 19.1 % of the receivables sold, or $22.9 million (2005 – fair value of approximately 16%, or $19.5 million) and was included in “Accounts receivable and other current assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated the carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05 % of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $1,475.7 million for 2006, compared with $1,480.6 million for 2005. Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. We maintain an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2006, allowances of $10.6 million (2005 – $8.0 million) were recorded in “Accounts receivable”. In 2006, $2.0 million (2005 – $0.5 million) of accounts receivable were written off to “Freight revenues”.

          34      2006 Annual Report

We have retained the responsibility for servicing, administering and collecting freight receivables sold. Even though we act as collector of all of the securitized receivables, we have no claim against the trust’s co-ownership interest in the securitized receivables. We do not receive a fee for our servicing responsibilities. The benefits we receive for servicing the receivables approximate the related costs. The average servicing period is approximately one month. At December 31, 2006, a servicing asset of $0.1 million (2005 – $0.1 million) and a servicing liability of $0.1 million (2005 – $0.1 million) were recorded.
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
Contractual Commitments
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

Payments Due by Period

Contractual commitments at December 31, 2006			1–3	3–5	After
(in millions)	Total	< 1 year	years	years	5 years

Long-term debt	2,665.9	164.3	38.5	870.1	1,593.0
Capital lease obligations	338.9	27.0	18.2	32.2	261.5
Operating lease obligations (1)	634.2	133.2	170.6	106.2	224.2
Supplier purchase obligations	739.4	135.0	202.8	142.3	259.3
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	919.2	125.2	218.9	170.4	404.7

Total contractual obligations	5,297.6	584.7	649.0	1,321.2	2,742.7

(1) We have guaranteed residual values on certain leased equipment with a maximum exposure of $442.5 million. Management estimates that we will not be required to make payments under these residual guarantees and, as such, have not included any amount with respect to these guaranteed residual values in the minimum payments shown above.
(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits and pension benefit payments for our non-registered supplemental pension plans. Projected payments for post-retirement, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2007 to 2016. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further under the sub-heading “Pension Plan Deficit” in the section “Future Trends, Commitments and Risks”.

Future Trends,
Commitments and Risks
Change in Executive Officers
and Chairman of the Board
On May 5, 2006, CP’s Chief Executive
Officer (“CEO”), Robert J. Ritchie, retired and Fred J. Green assumed the position of CEO. Mr. Green also retained his position as President.
On May 5, 2006, the Chairman of our Board, J.E. (Ted) Newall, retired and was replaced by John E. Cleghorn.
Effective April 14, 2006, CP’s Executive Vice-President and Chief Financial Officer, Michael T. Waites, resigned. Effective October 16, 2006, Michael R. Lambert was appointed Executive Vice-President and Chief Financial Officer.
Sale of Latta Subdivision
On May 26, 2006, the U.S. Surface
Transportation Board approved the sale of our Latta subdivision to Indiana Rail Road Co. (“INRD”). The Latta subdivision, located in the State of Indiana, is a rail line between Fayette, near Terre Haute, and Bedford. The sale also included rights of INRD to use certain track of CSX Transportation between Chicago, Illinois, and Louisville, Kentucky. INRD assumed all rail operations on the line beginning May 27, 2006. We do not expect the sale of this portion of our operations to materially impact our financial results. This sale was not segregated as a discontinued operation on our financial statements because it did not generate its own identifiable cash

 2006 Annual Report      35

flow. Total annual carloads associated with this subdivision were approximately 54,000, of which approximately 40,000 were for coal traffic. The carloads affected were for relatively short distances on CP.
Rail Network Capacity
Significant increases in rail traffic volumes have created capacity challenges for the North American rail sector. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. In 2005, we completed a major expansion of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars.
Integrated Operating Plan
We manage scheduled operations through our IOP. The key principles upon which our IOP is built include moving freight cars across the network with as few handlings as possible, creating balance in the directional flow of trains in our corridors by day of week, and minimizing the time that locomotives and freight cars are idle. During 2006, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
Canadian Government
Covered Hopper Car Fleet
CP transports grain throughout North America in covered hopper cars. The overall covered hopper fleet consists of owned, leased and managed freight cars. The managed segment consists of cars provided by Canadian federal and provincial governments for the purpose of transporting regulated grain. In 2006, the Canadian Federal Conservative government has announced its intention to retain ownership of its cars and negotiate new operating agreements with CP and Canadian National Railway Company (“CN”). The agreement with CP is expected to become effective in the first half of 2007. Currently, 6,300 of these cars operate on CP rail lines and our expectation is that this will continue to be the case. We view the federal government’s decision as a positive development that allows for the negotiation of a progressive operating agreement geared towards ensuring an efficient, low-cost grain handling and transportation system.
Agreements
In January 2006, CP and CN entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of B.C. Under the arrangement, CP will operate the trains of both railways using CP crews from Boston Bar, B.C., to the terminals on the south shore of Burrard Inlet in Vancouver, and return to North Bend, B.C. CN will operate the trains of both railways using CN crews from Boston Bar to the terminals on the north shore of Burrard Inlet and return to North Bend. CP will provide all switching on the south shore of Burrard Inlet, with the exception of the Burlington Northern Santa Fe Railway barge slip, and CN will provide all switching on the north shore of Burrard Inlet. In addition, CP will operate some CN trains to or from the Roberts Bank port area at Delta, B.C.
General Risks
We have a substantial investment in fixed plant and equipment and, therefore, have a limited ability to adjust production levels in response to significant and short-term declines in traffic volumes, potentially resulting in a cyclical adverse impact on predicted future earnings levels. However, we actively manage our processes and resources to control variable costs, increase efficiency and mitigate the negative effects of declines in freight traffic.
In 2007, we will continue our focus on quality revenue growth and cost reduction, as well as improved utilization of our asset base. Targeted initiatives and price improvements are expected to drive revenue growth, including growth from value-added services provided by Canadian Pacific Logistics Solutions, our logistics and supply chain division. We anticipate continued revenue gains, assuming global and North American demands for our services continue to grow.
Our traffic volumes and revenues are largely dependent upon the health and growth of the North American and global economies, exchange rates, and other factors affecting the volume and patterns of international trade. Our future grain transportation revenues may be negatively affected by drought or other severe weather conditions, insect infestation, and rate regulation. If these occur, we will attempt to mitigate the effects of any downward pressure on transportation revenues primarily through cost-containment measures.
Stock Price
In 2006, the market value of our Common Shares increased $12.69 per share (from $48.71 to $61.40) on the Toronto Stock Exchange. In 2005, the market value of our Common Shares increased $7.61 per share (from $41.10 to $48.71) on the Toronto Stock Exchange. These changes in share price caused corresponding increases in the value of our outstanding SARs and DSUs in both years. Effective the second quarter of 2006, we put in place a TRS (discussed under the sub-heading “Total Return Swap” in the section “Financial Instruments”) to mitigate gains and losses associated with the effect of our share price on the SARs and DSUs. Excluding the impact of our TRS, the cost of our SARs and DSUs resulted in an increase in compensation and benefits expense of $11.0 million in 2006, compared with 2005. Prior to the implementation of the TRS, the increase in share value in 2005 led to an increase in compensation and benefits expense of $8.8 million in 2005, compared with 2004.

          36      2006 Annual Report

Crude Oil Prices
Crude oil prices remain volatile due to strong world demand and geopolitical events that disrupt and threaten to disrupt supply. We will continue to moderate the impact of increases in fuel prices through a fuel risk mitigation program, which includes fuel surcharges (discussed under the sub-heading “Freight Revenues” in the section “Lines of Business”). We currently have hedges in place (discussed in the section “Financial Instruments”) that partially offset the effects of rising fuel prices. Revenue from fuel surcharges and the benefits of hedging resulted in the recovery of a significant portion of our fuel price increase in 2006. We are also reducing fuel costs by acquiring more fuel-efficient locomotives and employing fuel-efficiency initiatives through our IOP.
Border Security
We strive to ensure our customers have unlimited access to North American markets by working closely with Canadian and U.S. customs officials and other railways to facilitate the safe and secure movement of goods between Canada and the U.S. We also take all necessary precautions to prevent smuggling or other illegal activities. We have taken the following steps to reduce the risks associated with the cross-border transportation of goods:
☐	We are a certified carrier with the U.S. Customs and Border Protection’s (“CBP”) Customs-Trade Partnership Against Terrorism (“C-TPAT”) program and with the Canada Border Services Agency’s (“CBSA”) Partners in Protection (“PIP”) program. C-TPAT and PIP are partnership programs that seek to strengthen overall supply chain and border security. We are also an approved carrier under CBSA’s Customs Self-assessment program.

☐	We have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information. We are fully automated with both CBSA and CBP and provide the requisite shipment information electronically well in advance of freight arrival at the border.

☐	Based on a joint Declaration of Principles, a Vehicle and Cargo Inspection System (“VACIS”) has been installed at five of our border crossings under a co-operative program with CBSA and U.S. Customs and Border Protection. Rail VACIS systems use non-intrusive gamma ray technology to scan U.S.-bound rail shipments.
Labour Relations
Agreements are in place with five of seven bargaining units in Canada and 10 of 28 bargaining units in the U.S. All negotiations under way are progressing. The following is a status summary:
Canada
Negotiations are currently underway with the Teamsters Canada Rail Conference (TCRC-MWED), which represents employees who maintain track infrastructure, and Teamsters Canada Rail Conference (TCRC-RTE), which represents employees who operate trains. Both negotiations commenced in September 2006 and both of these contracts expired December 31, 2006.
U.S.
We are party to collective agreements with 15 bargaining units on our Soo Line Railroad (“Soo Line”) subsidiary and 13 on our Delaware and Hudson Railway (“D&H”) subsidiary.
On the Soo Line, negotiations have commenced with 14 bargaining units representing track maintainers, conductors, clerks, car repair employees, mechanical labourers, machinists, electricians, train dispatchers, signal repair employees, police, blacksmiths and boilermakers, sheet metal workers, locomotive engineers and mechanical supervisors. An agreement with the bargaining unit representing yard supervisors extends through 2009.
D&H has agreements in place with nine unions representing freight car repair employees, clerks, signal repair employees, mechanical supervisors, mechanical labourers, machinists, engineering supervisors, police and yard supervisors. Negotiations are underway with the remaining four bargaining units, which represent locomotive engineers, electricians, track maintainers and conductors.
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
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Audits are followed by a formal Corrective Action Planning process to ensure findings are addressed in a timely manner. In addition, our Board of Directors has established an Environmental and Safety Committee, which conducts semi-annually a comprehensive review of environmental issues.

 2006 Annual Report      37

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
☐	protecting the environment;

☐	ensuring compliance with applicable environmental laws and regulations;

☐	promoting awareness and training;

☐	managing emergencies through preparedness; and

☐	encouraging involvement, consultation and dialogue with communities along our lines.
In 2004, we recorded a $90.9 million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a CP-owned property in the U.S., which includes areas previously leased to third parties.
In 2005, we reached a binding settlement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at the above-mentioned property in the U.S. The lawsuit against this other party has been dismissed and the party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.
As a result of the settlement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement with the other responsible party became known.
We continue to be responsible for remediation work on portions of the property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

Certain Other Financial Commitments

	Amount of commitment per period
			2008 &	2010 &	2012 &
At December 31, 2006 (in millions)(unaudited)	Total	2007	2009	2011	beyond

Letters of credit	354.2	354.2	–	–	–
Capital commitments (1)	480.1	206.1	75.6	53.2	145.2
Offset financial liability	179.5	179.5	–	–	–

Total commitments	1,013.8	739.8	75.6	53.2	145.2

(1) We have several contracts outstanding with termination payments ranging from $nil to $18.9 million per contract, and resulting in a minimum exposure of $3.3 million and a maximum exposure of $43.6 million, depending on the date of termination. These contracts are not reflected in the commitments above and expire mainly between 2007 and 2013.

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
Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2006, we had multi-year capital commitments of $480.1 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2007 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

          38      2006 Annual Report

Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At December 31, 2006, the loan had a balance of $184.3 million, offset by a financial asset of $179.5 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
Pension Plan Deficit
The defined benefit pension plans’ deficit was $243.5 million as at December 31, 2006. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets and rates used, based on management’s best estimates, for future salary increases and inflation. We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension fund’s debt securities. Similarly, every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly. The defined benefit pension plans’ deficit as at December 31, 2006, was approximately $600 million lower than the deficit as at December 31, 2005. The decrease in 2006 was due primarily to favourable pension fund returns, a small rise in long-term interest rates and CP’s substantial pension contributions.
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
We made contributions of $209.5 million to the defined benefit pension plans in 2006, compared with $141.7 million in 2005.
Our main pension plan is currently undergoing an updated actuarial valuation as at January 1, 2007 which is expected to be completed by April 30, 2007. An actuarial valuation will be required as at each January 1st until such time as the plan no longer has a solvency deficit (i.e. an excess of the plan’s liabilities, calculated on a plan termination basis, over the fair market value of the plan’s assets). Each year’s minimum contribution requirement will be set out in the January 1st valuation for that year. At this time, we expect our pension contribution in 2007 to be approximately $130 million. Future pension contributions will be highly dependent on our actual experience, with such variables as investment returns, interest rate fluctuations, and demographic changes. If long Canada bond yields at December 31, 2007 remain at or above their levels on December 31, 2006 and our pension fund achieves an 8 % investment return in 2007, we project our pension contributions to be approximately $100 million in 2008.
Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The total targeted reductions for these initiatives were successfully achieved by the end of the third quarter of 2006. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described under the sub-heading “Critical Accounting Estimates”) totalled $96.3 million in 2006, compared with $69.0 million in 2005 and $88.8 million in 2004. In 2006, payments made for all restructuring liabilities amounted to $76.8 million, compared with payments of $50.6 million in 2005 and $65.5 million in 2004. Payments in 2006 relating to the labour liabilities were $71.8 million, compared with $50.5 million in 2005 and $62.2 million in 2004.
Cash payments for restructuring and environmental initiatives are estimated to be $75.6 million in 2007, $63.0 million in 2008, $46.1 million in 2009, and a total of $131.7 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $54.5 million in 2007, $43.6 million in 2008, $30.9 million in 2009, and a total

 2006 Annual Report      39

of $67.2 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that are substantially complete.
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
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.
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
Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to “Deferred liabilities” on our Consolidated Balance Sheet and to “Special charges” within operating expenses on our Statement of Consolidated Income.
In 2006, environmental liabilities were increased by $10.5 million, largely due to the accrual of anticipated remediation costs through 2016 at various sites. In 2005, environmental liabilities decreased by $22.4 million, due mainly to a $33.9 million reduction to an accrual recorded for a property in the U.S. in a previous year. The accrual in 2004 and the reduction in 2005 are discussed further in this MD&A under the sub-heading “Environmental” in the section “Future Trends, Commitments and Risks”.
At December 31, 2006, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $120.2 million, of which the long-term portion amounting to $98.8 million was included in “Deferred liabilities” and the short-term portion amounting to $21.4 million was included in “Accounts payable and accrued liabilities”. Costs incurred under our environmental remediation program are charged against the accrual. Total payments were $19.5 million in 2006 and $18.4 million in 2005. The U.S. dollar-denominated portion of the liability was affected by the change in Foreign Exchange, resulting in a decrease in environmental liabilities of $0.2 million in 2006 and $2.7 million in 2005.
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
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate we use to determine the benefit obligation is based

          40      2006 Annual Report

on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 11 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation, which arose from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).
“Other assets and deferred charges” on our December 31, 2006 Consolidated Balance Sheet included prepaid pension costs of $1,075.7 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $0.3 million in “Accounts payable and accrued liabilities” and $1.2 million in “Deferred liabilities” for pension obligations.
The obligations with respect to post-retirement benefits, including health care, workers’ compensation in Canada and life insurance, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees. Fluctuations in the post-retirement benefit obligation are caused by changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million. We included post-retirement benefits accruals of $204.9 million in “Deferred liabilities” and post-retirement benefits accruals of $3.5 million in “Accounts payable and accrued liabilities” on our December 31, 2006, Consolidated Balance Sheet.
Pension and post-retirement benefits expenses (excluding workers’ compensation benefits) were included in “Compensation and benefits” on our December 31, 2006, Statement of Consolidated Income. Combined pension and post-retirement benefits expenses were $122.1 million in 2006, compared with $82.6 million in 2005.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $78.5 million in 2006, compared with $39.8 million in 2005. Defined benefit pension expense was $75.3 million in 2006, compared with $36.7 million in 2005. Defined contribution pension expense was $3.2 million in 2006, compared with $3.1 million in 2005. Post-retirement benefits expense in 2006 was $43.6 million, compared with $42.8 million in 2005.
Property, Plant and Equipment
We depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. We follow the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the service life or salvage value of individual properties within the same class. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation.
Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged and the amount of accumulated depreciation recorded as a component of “Net properties” on our Consolidated Balance Sheet. At December 31, 2006, accumulated depreciation was $5,010.9 million. Depreciation expense relating to properties amounted to $464.1 million in 2006, compared with $445.1 million in 2005.
We undertake regular depreciation studies to establish the estimated useful life of each property group. The studies use statistical analysis and historical retirement records whenever feasible to estimate service lives and salvage rates. In cases where there are new asset types or there is insufficient retirement experience, the depreciation lives and salvage parameters are based on engineering or other expert opinions in the field. Beginning in 2006 management performed the depreciation studies with the assistance of external consultants. Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we deal with these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life

 2006 Annual Report      41

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
In 2006, depreciation expense increased $19 million from the previous year due primarily to capital additions to locomotives and track investment.
Future Income Taxes
We account for future income taxes in accordance with the CICA Accounting Standard Section 3465 “Income Taxes”, which is based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future at substantively enacted tax rates. This valuation process determines the future income tax assets and liabilities at the balance sheet date.
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
In 2006, we reduced our future income tax liability by $176 million due to a reduction in income tax rates by the Government of
Canada and certain provincial governments (discussed under the sub-heading “Income Taxes” in the section “Other Income Statement Items”).
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
As a result of this review, we made further reclassifications of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes). These reclassifications moved previously recognized capital losses that have historically been allocated to unrealized FX on LTD gains and included them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items.
We expect a normalized income tax rate for 2007 of between 30 % and 32%.
Future income tax expense totalling $75.3 million was included in income tax for 2006 and $258.0 million was included in income tax for 2005. At December 31, 2006, future income tax liabilities of $1,781.2 million were recorded as a long-term liability, comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $106.3 million realizable within one year were recorded as a current asset. We believe that our future income tax provisions are adequate.
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
A provision for incidents, claims or litigation is recorded based on the facts and circumstances known at the time. We accrue for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, we keep a general provision for lesser-value injury cases. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.
With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and British Columbia, estimates administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

          42      2006 Annual Report

Railway employees in the U.S. are not covered by a state workers’ compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.
In 2005, we conducted a study to better measure the level of accruals for asbestos claims from retired U.S. employees, and to better calibrate the case-by-case accruals for other U.S. employee claims to recent safety and other experience trends. The result of the study was to increase our liability accrual for such claims by $4.1 million with a corresponding charge to operating expense. These studies are now being conducted on an annual basis. In 2006, adjustment to the liability was not significant.
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $41.1 million in 2006 and $43.0 million in 2005.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $157.6 million, net of insurance recoveries, at December 31, 2006. The total accrual included $102.8 million in “Deferred liabilities” and $80.5 million in “Accounts payable and accrued liabilities”, offset by $9.0 million in “Other assets and deferred charges” and $16.7 million in “Accounts receivable”.
Systems, Procedures and Controls
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the U.S.
Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
Forward-looking Information
This MD&A contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (United States) and other relevant securities litigation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise except as required by law.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans; various events that could disrupt operations, including severe weather conditions; security threats; and technological changes.
The performance of the North American and global economies remains uncertain. Grain production and yield in Canada were stable in the last crop year and are expected to remain so in the current crop year. However, factors over which we have no control, such as weather conditions and insect populations, affect crop production and yield in the grain collection areas we serve. Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas. We intend to continue our fuel cost mitigation program to attempt to offset the effects of high crude oil prices.

 2006 Annual Report      43

In Canada, Bill C-11, legislation amending the Canada Transportation Act (“CTA”), was introduced in Parliament in spring 2006. Bill C-11 contains some of the amendments that had been included in Bill C-44, which was introduced in 2005 but was terminated when Parliament was dissolved on November 29, 2005. Bill C-11 includes, among other things, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. Amendments concerning Final Offer Arbitration (“FOA”) and other shipper remedies are not included in Bill C-11 which passed Second Reading in the House of Commons (“the House”) and was sent to the standing Committee on Transport and Infrastructure (“Committee”). It was reported by the Committee with some amendments on issues including noise in December 2006. It is anticipated that, unless Parliament is dismissed, Bill C-11 will be passed in the House in the first half of 2007 and will then be sent to the Senate. There may be additional changes to the CTA in respect of FOA and other matters that had been dealt with in Bill C-44. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or as to the content, timing or effect on CP of any anticipated additional legislation.
CP’s railway operations in the United States are subject to regulation by the STB. The STB has undertaken an independent review of a number of commercial matters including the methodology used by railways to assess fuel surcharges, the commercial relationship between large railways and shortlines, the rates charged by railways to grain shippers and a review of the methodology for determining the railway industry’s cost of capital. The STB has also promulgated proposed new rules for the handling of disputes by small and medium shippers. It is too early to assess the possible impact on CP if any new regulation is forthcoming as a result of these hearings and proposed rules.
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
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in the section “Future Trends, Commitments and Risks” and elsewhere in this MD&A with the particular forward-looking statement in question.

          44      2006 Annual Report

Glossary of Terms
Average train speed the average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.
Car miles per car day the total car-miles for a period divided by the total number of active cars.
Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.
A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.
Carloads revenue-generating shipments of containers, trailers and freight cars.
CICA Canadian Institute of Chartered Accountants.
Class 1 railway a railway earning a minimum of US$319.3 million in revenues annually.
CPRL Canadian Pacific Railway Limited.
CP, the Company CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one of more of CPRL’s subsidiaries.
Co-production initiatives commercial agreements with other railways, made for the purpose of operating convenience, which are for: (i) the sharing of track where two railways operate trains over each other’s track; (ii) the provision of trackage rights where one railway permits another railway to operate trains over its track; or (iii) the provision of haulage or switching services under which one railway moves the trains or cars of another railway over its track.
Diluted EPS, before FX on LTD a variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described on page 11.
D&H Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.
EPS earnings per share.
Fluidity obtaining more value from our existing assets and resources.
Foreign Exchange the net impact of a change in the value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).
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
FRA train accidents per million train-miles the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$7,700 in damage.
Freight revenue per carload the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.
Freight revenue per RTM the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.
FX on LTD foreign exchange gains and losses on long-term debt.
GAAP Canadian generally accepted accounting principles.
GTMs or gross ton-miles the movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional productivity.
IOP Integrated Operating Plan, the foundation for our scheduled railway operations.

 2006 Annual Report      45

LIBOR London Interbank Offered Rate.
MD&A Management’s Discussion and Analysis.
Number of active employees – end of period the number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.
Operating ratio the ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.
Return on capital employed income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity.
RTMs or revenue ton-miles the movement of one revenue-producing ton of freight over a distance of one mile.
Soo Line Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.
STB U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.
Terminal dwell the average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.
U.S. gallons of locomotive fuel per 1,000 GTMs consumed – freight and yard the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.
WCB Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.
WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

          46      2006 Annual Report

MANAGEMENT’S RESPONSIBILITY
FOR FINANCIAL REPORTING

The information in this Annual Report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company”). The financial information of the Company included in this Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.
Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee (the Audit Committee), consisting of five members, all of whom are outside directors. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis with management and the independent auditors prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the independent auditors to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of both the independent and internal auditors for improvements
MICHAEL LAMBERT
Executive Vice-President
and Chief Financial Officer

March 2, 2007

to internal controls, as well as the actions of management to implement such recommendations. The internal and independent auditors have full access to the Audit Committee, with or without the presence of management.
Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has assessed the effectiveness of the Company’s internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework”. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2006.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report, which is included herein.
FRED J. GREEN
Chief Executive Officer

 2006 Annual Report      47

AUDITORS’
REPORT

To the Shareholders of
Canadian Pacific Railway Limited
We have completed an integrated audit of the consolidated financial statements and internal control over financial reporting of Canadian Pacific Railway Limited as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements. Our opinions, based on our audits, are presented below.
Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2006 and 2005, and the related consolidated statements of income, retained income and cash flows for each of the three years in the period ended December 31, 2006. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audit of the Company’s financial statements as at December 31, 2006 and for the year then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audits of the Company’s financial statements as at December 31, 2005 and 2004 and for each of the two years in the period ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.
Internal Control Over Financial Reporting
We have also audited management’s assessment, included in the Management’s Report on Internal Control over Financial Reporting that the Company maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to

          48      2006 Annual Report

express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as at December 31, 2006 is fairly stated, in all material respects, based on criteria established in Internal Control – Integrated Framework issued by the COSO. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control – Integrated Framework issued by the COSO.
PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
March 2, 2007
Comments by Auditors on Canada-U.S. Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes in the manner in which it accounts for its stock based compensation described in Notes 2 and 26 and its pension and post retirement benefits described in Note 26. Our report to the shareholders dated March 2, 2007, is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Auditors’ Report when the change is properly accounted for and adequately disclosed in the financial statements.
PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
March 2, 2007

 2006 Annual Report      49

STATEMENT OF CONSOLIDATED INCOME

Year ended December 31 (in millions, except per share data)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)
Revenues
Freight (Note 6)	$4,427.3	$4,266.3	$3,785.1
Other	155.9	125.3	117.8

	4,583.2	4,391.6	3,902.9

Operating expenses
Compensation and benefits	1,327.6	1,322.1	1,261.5
Fuel	650.5	588.0	440.0
Materials	212.9	203.3	178.5
Equipment rents	181.2	210.0	218.5
Depreciation and amortization	464.1	445.1	407.1
Purchased services and other	618.3	621.6	610.7

	3,454.6	3,390.1	3,116.3

Operating income, before the following:	1,128.6	1,001.5	786.6
Special (credit) charge for environmental remediation (Notes 4 and 20)	–	(33.9)	90.9
Special charge for (reduction to) labour restructuring (Notes 5 and 20)	–	44.2	(19.0)

Operating income	1,128.6	991.2	714.7
Other charges (Note 7)	27.8	18.1	36.1
Foreign exchange gain on long-term debt	0.1	(44.7)	(94.4)
Interest expense (Note 8)	194.5	204.2	218.6
Income tax expense (Note 9)	109.9	270.6	143.3

Net income	$796.3	$543.0	$411.1

Basic earnings per share (Note 10)	$5.06	$3.43	$2.59

Diluted earnings per share (Note 10)	$5.02	$3.39	$2.58

See Notes to Consolidated Financial Statements.

          50      2006 Annual Report

CONSOLIDATED BALANCE SHEET

As at December 31 (in millions)	2006	2005

		Restated
		(see Note 2)
Assets
Current assets
Cash and cash equivalents	$124.3	$121.8
Accounts receivable and other current assets (Note 11)	615.7	524.0
Materials and supplies	158.6	140.1
Future income taxes (Note 9)	106.3	108.0

	1,004.9	893.9
Investments (Note 13)	64.9	67.3
Net properties (Note 14)	9,122.9	8,790.9
Other assets and deferred charges (Note 15)	1,223.2	1,139.0

Total assets	$11,415.9	$10,891.1

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$1,002.6	$1,032.8
Income and other taxes payable	16.0	30.2
Dividends payable	29.1	23.7
Long-term debt maturing within one year (Note 16)	191.3	30.0

	1,239.0	1,116.7
Deferred liabilities (Note 18)	725.7	745.9
Long-term debt (Note 16)	2,813.5	2,970.8
Future income taxes (Note 9)	1,781.2	1,673.6
Shareholders’ equity
Share capital (Note 21)	1,175.7	1,141.5
Contributed surplus (Note 21)	32.3	245.1
Foreign currency translation adjustments (Note 21)	66.4	67.5
Retained income	3,582.1	2,930.0

	4,856.5	4,384.1

Total liabilities and shareholders’ equity	$11,415.9	$10,891.1

Commitments and contingencies (Note 24).
See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	J.E. Cleghorn, Director	R. Phillips, Director

 2006 Annual Report      51

STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in millions)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)
Operating activities
Net income	$796.3	$543.0	$411.1
Add (deduct) items not affecting cash
Depreciation and amortization	464.1	445.1	407.1
Future income taxes (Note 9)	75.3	258.0	131.5
Environmental remediation charge (Notes 4 and 20)	–	(30.9)	90.9
Restructuring and impairment charge (Notes 5 and 20)	–	44.2	(19.0)
Foreign exchange gain on long-term debt	0.1	(44.7)	(94.4)
Amortization of deferred charges	16.5	19.5	24.7
Restructuring and environmental payments (Note 20)	(96.3)	(69.0)	(88.8)
Other operating activities, net	(103.4)	(91.2)	(113.8)
Change in non-cash working capital balances related to operations (Note 12)	(101.6)	(23.3)	33.2

Cash provided by operating activities	1,051.0	1,050.7	782.5

Investing activities
Additions to properties (Note 14)	(793.7)	(884.4)	(673.8)
Decrease in investments and other assets	2.2	2.0	1.0
Net proceeds from disposal of transportation properties	97.8	13.2	10.2

Cash used in investing activities	(693.7)	(869.2)	(662.6)

Financing activities
Dividends paid	(112.4)	(89.5)	(81.7)
Issuance of CP Common Shares	66.6	31.8	2.5
Purchase of CP Common Shares	(286.4)	(80.6)	–
Issuance of long-term debt	2.8	–	193.7
Repayment of long-term debt	(25.4)	(274.4)	(16.1)

Cash (used in) provided by financing activities	(354.8)	(412.7)	98.4

Cash position
(Decrease) increase in cash and cash equivalents	2.5	(231.2)	218.3
Cash and cash equivalents at beginning of year	121.8	353.0	134.7

Cash and cash equivalents at end of year	$124.3	$121.8	$353.0

See Notes to Consolidated Financial Statements.

          52      2006 Annual Report

STATEMENT OF CONSOLIDATED RETAINED INCOME

Year ended December 31 (in millions)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)

Balance, January 1	$2,930.0	$2,479.2	$2,153.9
Adjustment for change in accounting policy (Note 2)	–	–	(3.3)

	2,930.0	2,479.2	2,150.6
Net income for the year	796.3	543.0	411.1
Dividends	(117.7)	(92.2)	(82.5)
Shares repurchased	(26.5)	–	–

Balance, December 31	$3,582.1	$2,930.0	$2,479.2

See Notes to Consolidated Financial Statements.

 2006 Annual Report      53

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS
December 31, 2006
1. Summary of Significant Accounting Policies
Principles of Consolidation
These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries, including variable-interest entities (“VIE”) for which CPRL is the primary beneficiary and the proportionate share of the accounts of jointly controlled enterprises (collectively referred to as “CP” or “the Company”), and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).
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
Principal Subsidiaries
The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of December 31, 2006.

	Incorporated under	Percentage of voting securities
Principal subsidiary	the laws of	held directly or indirectly by CPRL

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company (“Soo Line”)	Minnesota	100%
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware	100%
Mount Stephen Properties Inc. (“MSP”)	Canada	100%

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
Foreign Currency Translation
Assets and liabilities denominated in foreign currencies, other than those held through self-sustaining foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in self-sustaining foreign subsidiaries, are included in income.

          54      2006 Annual Report

The accounts of the Company’s self-sustaining foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues and expenses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Shareholders’ equity” as foreign currency translation adjustments (see Note 21). A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. As a result, unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.
Pensions and Other Benefits
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values, developed from a five-year average of market values for the fund’s equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income and real estate securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 11 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. The transitional asset and obligation arising from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).
Benefits other than pensions, including health care, some workers’ compensation and long-term disability benefits in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.
Materials and Supplies
Materials and supplies on hand are valued at the lower of average cost and replacement value.
Net Properties
Fixed asset additions and major renewals are recorded at cost. The Company capitalizes development costs for major new computer systems, including the related variable indirect costs. In addition, CP capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove, the net removal cost is charged to income in the period in which the asset is removed and is not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
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
Equipment under capital lease is included in properties and depreciated over the period of expected use.

 2006 Annual Report      55

2006 Annual Report 55
Estimated service life used for principal categories of properties is as follows:

Assets	Years

Diesel locomotives	28 to 32

Freight cars	23 to 47

Ties	35 to 45

Rails – in first position	21 to 30
– in other than first position	54
Computer system development costs	5 to 15

Derivative Financial and Commodity Instruments
Derivative financial and commodity instruments may be used from time to time by the Company to manage its exposure to price risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. Beginning January 1, 2004, when CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting. In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments are included in the same line as the related item.
Should the hedging relationship become ineffective, previously unrecognized gains and losses remain deferred until the hedged item is settled and, prospectively, future changes in value of the hedge are recognized in income. Derivative instruments that do not qualify as hedges or are not designated as hedges are carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Any change in fair value is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related.
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
The Company also occasionally enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheet at fair value. Changes in fair value are recognized in income in the period in which the change occurs.
The Company enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps.
The Company has a fuel-hedging program under which CP acquires future crude oil contracts for a portion of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, foreign exchange forward contracts are used as part of the fuel-hedging program to manage the foreign exchange variability component of CP’s fuel price risk. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.
The Company enters into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in stock appreciation rights (“SAR”) and deferred share units (“DSU”). These are not designated as hedges and are recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.
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

          56      2006 Annual Report

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
Stock-based Compensation
CP follows the fair value based approach to accounting for stock-based compensation applying to options issued for years beginning in 2003. Compensation expense and an increase in contributed surplus are recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined using the Black-Scholes option-pricing model. Forfeitures and cancellations of options are accounted for when they occur except for tandem options where forfeitures are estimated on the grant date. The Company provides pro forma basis net income and earnings per share information in “Stock-based compensation” (see Note 23) for the fair value of options granted between January 1 and December 31, 2002.
Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from contributed surplus and credited to share capital. Compensation expense is also recognized for SARs, DSUs, using the intrinsic method, and employee share purchase plans, using the issue price, by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, with the liability for SARs and DSUs marked-to-market until exercised. Forfeitures and cancellations of SARs and DSUs are accounted for when they occur. The SAR liability is settled to “Share capital” when a SAR is cancelled due to the exercise of a tandem option (see Note 23).
2. New Accounting Policies
Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date
The CICA issued Emerging Issues Committee Abstract “Stock-based Compensation for Employees Eligible to Retire Before the Vesting Date” (“EIC 162”) which became effective for the year ended December 31, 2006 and has been applied retroactively with restatement of prior periods. Under EIC 162, compensation cost attributable to stock-based awards is recognized over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period. The adoption of EIC 162 resulted in a $3.3 million adjustment to reduce opening retained income at January 1, 2004, decreased “Compensation and benefits” expense in 2006 by $1.2 million (2005 – decreased by $0.1 million, 2004 – increased by $1.9 million) and decreased “Income tax expense” in 2006 by $0.1 million (2005 – nil; 2004 – nil).
Non-monetary Transactions
In June 2005, the CICA issued Accounting Standard Section 3831 “Non-monetary Transactions” which became effective on January 1, 2006. It has been applied prospectively to non-monetary transactions occurring on or after that date. The standard requires that assets or liabilities exchanged or transferred in a non-monetary transaction that has commercial substance be valued at fair value with any gain or loss recorded in income. Commercial substance exists when, as a result of the transaction, there is a significant change to future cash flows of the item transferred or the company as a whole. Transactions that lack commercial substance or for which the fair value of the exchanged assets cannot be reliably measured will continue to be accounted for at carrying value. Previously, non-monetary transactions that did not constitute the culmination of the earnings process were recorded at carrying value. The impact to CP on adoption of this new standard was not significant.
Hedging Transactions
Effective from January 1, 2004, the Company prospectively adopted the CICA Accounting Guideline 13 “Hedging Relationships” (“AcG 13”). AcG 13 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying, and the discontinuance of, hedge accounting and hedge effectiveness testing requirements. Under the guideline, the Company is required to document its hedging transactions and explicitly demonstrate that hedges are effective in order to continue hedge accounting for positions hedged with derivatives. Any derivative financial instrument that fails to meet the hedging criteria will be accounted for in accordance with the CICA Emerging Issues Committee Abstract “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments” (“EIC 128”).

 2006 Annual Report      57

Derivative instruments that do not qualify as hedges and those not designated as hedges are carried on the Consolidated Balance Sheet at fair value and changes in fair value are recognized in the period in which the change occurs in the Statement of Consolidated Income in the line items to which the derivative instruments are related. The earnings impact of non-hedging derivative instruments that did not relate to operating income were reported as “Gain on non-hedging derivative instruments” in “Other charges” (see Note 7). In 2006, these resulted in a gain of $1.2 million (2005 – a gain of $6.6 million, 2004 – a gain of $1.5 million). Total Return Swaps are non-hedging derivative instruments acquired by the Company in 2006 that related to stock-based compensation and increased “Compensation and Benefits” by $1.2 million (2005 – nil, 2004 – nil) (see Note 17).
3. Future Accounting Changes
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
Adoption of these standards will be effective from January 1, 2007 on a prospective basis without retroactive restatement of prior periods, except for the reclassification of equity balances to reflect Accumulated Other Comprehensive Income which will include foreign currency translation adjustments.
Under the new standard, financial instruments designated as “held-for-trading” and “available-for-sale” will be carried at their fair value while financial instruments such as “loans and receivables”, “financial liabilities” and those classified as “held-to-maturity” will be carried at their amortized cost. All derivatives will be carried on the Consolidated Balance Sheet at their fair value, including derivatives designated as hedges. The effective portion of unrealized gains and losses on cash flow hedges will be carried in “Accumulated other comprehensive income”, a component of “Shareholders’ equity” (on the Consolidated Balance Sheet), with any ineffective portions of gains and losses on cash flow hedges taken into income immediately. Changes in the value of fair value hedges and the related changes in the carrying value of the hedged item will be taken into income immediately.
The Company has classified its financial instruments as “loans and receivables”, “other financial liabilities” and “derivative instruments designated as hedges”. The first two categories of financial instruments will be accounted for at cost or amortized cost while hedges will be accounted for as outlined in Accounting Standard Section 3865. Long-term debt and related transaction costs will be measured at fair value at inception and subsequently measured at amortized cost. Transaction costs will be included as a component of the amortized cost of the Company’s long-term debt balances.
The impact of the adoption of these standards on January 1, 2007 is expected to be an increase in net assets of approximately $21 million, a reduction in “Foreign currency translation adjustments” of approximately $66 million, an increase in “Retained earnings” of approximately $2 million, and the creation of “Accumulated other comprehensive income” of approximately $85 million.
The fair value of hedging instruments is expected to be approximately $32 million to be reflected in “Other assets and deferred charges” and approximately $5 million to be reflected in “Deferred liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost is expected to reduce “Long-term debt” by approximately $25 million with an associated reduction in “Other assets and deferred charges” of approximately $20 million. The adoption of these standards is expected to increase “Future income tax liabilities” by approximately $11 million. Accumulated other comprehensive income will be comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, and transaction costs associated with the Company’s long term debt.
Accounting Changes
Effective from January 1, 2007, the CICA has amended Accounting Standard Section 1506 “Accounting Changes” to prescribe the criteria for changing accounting policies and related accounting treatment and disclosures of accounting changes. Changes in accounting policies are permitted when required by a primary source of GAAP, for example when a new accounting section is first adopted, or when the change in accounting policy results in more reliable and relevant financial information being reflected in the financial statements.
The adoption of this amended accounting standard will not impact the financial statements of the Company.

          58      2006 Annual Report

4. Special (Credit) Charge for Environmental Remediation
In the fourth quarter of 2004, CP recorded a special charge of $90.9 million (see Note 20) for investigation, characterization, remediation and other applicable actions related to environmental contamination at a CP-owned property in the U.S., which includes areas previously leased to third parties. CP is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. In 2005, CP filed with the State of Minnesota a response action plan for the east side of the property.
In the third quarter of 2005, a binding settlement was reached relating to a lawsuit with a potentially responsible party in relation to portions of past environmental contamination at the above-mentioned CP-owned property. As a result, the lawsuit against this party was dismissed. CP reduced accrued liabilities related to this property and recognized in 2005 a total reduction of $33.9 million to the special charge for environmental remediation recorded in 2004 (see Note 20).
5. Special Charge for (Reduction to) Labour Restructuring and Asset Impairment
In the fourth quarter of 2005, CP recorded a special charge of $44.2 million for a labour restructuring initiative. The job reductions, mostly in management and administrative positions, were completed in 2006 (see Note 20).
In the fourth quarter of 2004, upon receiving partial regulatory approval for a new arrangement with another rail carrier, CP recorded a reduction of $19.0 million (US$16.0 million) related to a $21.8-million accrual originally recorded in 2003 for labour restructuring on the D&H.
6. Change in Accounting Estimate
During 2005, the Company prospectively recorded a $23.4-million adjustment to increase revenues in 2005 related to services provided in 2004. The adjustment reflected a change in estimate primarily as a result of a contract settlement with a customer.
7. Other Charges

(in millions)	2006	2005	2004

Amortization of discount on accruals recorded at present value	$10.0	$15.4	$19.1
Other exchange losses (gains)	6.5	(2.2)	11.7
Loss on sale of accounts receivable (Note 11)	5.0	3.5	2.9
Gain on non-hedging derivative instruments	(1.2)	(6.6)	(1.5)
Other	7.5	8.0	3.9

Total other charges	$27.8	$18.1	$36.1

8. Interest Expense

(in millions)	2006	2005	2004

Interest expense	$200.5	$211.8	$223.9
Interest income	(6.0)	(7.6)	(5.3)

Net interest expense	$194.5	$204.2	$218.6

Gross cash interest payments	$192.8	$199.6	$219.0

 2006 Annual Report      59

9. Income Taxes
The following is a summary of the major components of the Company’s income tax expense:

(in millions)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)

Canada (domestic)

Current income tax expense	$3.3	$10.3	$10.6

Future income tax expense
Origination and reversal of temporary differences	194.7	213.9	162.4
Effect of tax rate decreases	(176.0)	–	–
Recognition of previously unrecorded tax losses	–	(17.2)	(29.1)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	0.6	(2.1)	(8.7)
Other	(2.3)	(1.0)	(14.5)

Total future income tax expense	17.0	193.6	110.1

Total income taxes (domestic)	$20.3	$203.9	$120.7

Other (foreign)
Current income tax expense	$31.3	$2.3	$1.2

Future income tax expense
Origination and reversal of temporary differences	62.5	64.4	23.2
Other	(4.2)	–	(1.8)

Total future income tax expense	58.3	64.4	21.4

Total income taxes (foreign)	$89.6	$66.7	$22.6

Total
Current income tax expense	$34.6	$12.6	$11.8
Future income tax expense	75.3	258.0	131.5

Total income taxes (domestic and foreign)	$109.9	$270.6	$143.3

          60      2006 Annual Report

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes. The temporary differences comprising the future income tax assets and liabilities are as follows:

(in millions)	2006	2005

		Restated
		(see Note 2)

Future income tax assets
Restructuring liability	$64.5	$97.3
Amount related to tax losses carried forward	83.6	132.6
Liabilities carrying value in excess of tax basis	84.1	45.2
Future environmental remediation costs	42.7	47.7
Other	21.4	35.8

Total future income tax assets	296.3	358.6

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,567.3	1,570.6
Other long-term assets carrying value in excess of tax basis	338.0	338.6
Other	65.9	15.0

Total future income tax liabilities	1,971.2	1,924.2

Total net future income tax liabilities	1,674.9	1,565.6
Net current future income tax assets	106.3	108.0

Net long-term future income tax liabilities	$1,781.2	$1,673.6

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)

Expected income tax expense at Canadian statutory tax rates	$298.6	$291.8	$202.4
Increase (decrease) in taxes resulting from:
Large corporations tax	(5.6)	8.3	5.9
Gains not subject to tax	(22.0)	(22.0)	(31.8)
Foreign tax rate differentials	6.6	2.7	6.8
Effect of tax rate decreases	(176.0)	–	–
Recognition of previously unrecorded tax losses	–	(17.2)	(29.1)
Other	8.3	7.0	(10.9)

Income tax expense	$109.9	$270.6	$143.3

The Company has no unbenefited capital losses at December 31, 2006 and 2005.

 2006 Annual Report      61

In June 2006, federal and provincial legislation was substantively enacted to reduce corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million benefit in future tax liability and income tax expense in 2006.
Cash taxes paid for the year ended December 31, 2006 was $50.9 million (2005 – $7.6 million; 2004 – $14.5 million).
10. Earnings per Share
At December 31, 2006, the number of shares outstanding was 155.5 million (2005 – 158.2 million).
Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.
Diluted earnings per share have been calculated using the Treasury Stock Method, which gives effect to the dilutive value of outstanding options. After the spin-off of CP from Canadian Pacific Limited (“CPL”) in October 2001, CPL stock options held by CPL employees were exchanged for CP replacement options. At December 31, 2006, there were 0.2 million replacement options outstanding (2005 – 0.4 million; 2004 – 0.4 million). Since the spin-off, CPRL has issued new stock options to CP employees. At December 31, 2006, there were 4.3 million new options outstanding (2005 – 5.5 million; 2004 – 5.6 million). These new option totals at December 31, 2006 exclude 2.3 million options (2005 – 2.0 million; 2004 – 1.7 million) for which there are tandem SARs outstanding (see Note 23), as these are not included in the dilution calculation.
The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2006	2005		2004

Weighted average shares outstanding	157.3	158.4		158.7
Dilutive effect of stock options	1.5	1.7		0.4

Weighted average diluted shares outstanding	158.8	160.1		159.1

(in dollars)	2006	2005		2004

Basic earnings per share	$5.06	$3.43	(1)	$2.59	(1)

Diluted earnings per share	$5.02	$3.39	(1)	$2.58	(1)

(1) Restated (see Note 2) – the restatement had no impact to basic or diluted earnings per share for 2005. For 2004, basic and diluted earnings per share decreased by $0.01 and $0.02, respectively.
In 2006, 379,908 options (2005 – 1,000; 2004 – 634,639) were excluded from the computation of diluted earnings per share because their effects were not dilutive.
11. Accounts Receivable
The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2006, allowances of $10.6 million (2005 – $8.0 million) were recorded in “Accounts receivable”. During 2006, provisions of $2.0 million of accounts receivable (2005 – $0.5 million) were recorded within “Freight revenues”.
In September 2004, the Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CP is not the primary beneficiary. The Company may increase the sale amount up to a program limit of $200.0 million. At December 31, 2006, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2005 – $120.0 million).

          62      2006 Annual Report

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
The Company provides a credit enhancement amount to absorb credit losses. The trust has no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. This amount is recognized by the Company as a retained interest and included in accounts receivable. At December 31, 2006, the fair value of the retained interest was 19.1 % of the receivables sold or $22.9 million (2005 – 16.2 % or $19.5 million). The fair value approximated carrying value as a result of the short collection cycle and negligible credit losses. The Company cannot enter into an agreement with a third party with respect to its retained interest.
The securitization program is subject to standard reporting and credit-rating requirements for CP. The reporting includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by Dominion Bond Rating Service and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program.
In 2006, the Company recognized a loss of $5.0 million (2005 – $3.5 million; 2004 – $2.9 million) on the securitization program. The loss is included in “Other charges” on the Statement of Consolidated Income.
The table below summarizes certain cash flows related to the transfer of receivables:

	2006	2005

Proceeds from collections reinvested	$1,475.7	$1,480.6

12. Change in Non-cash Working Capital Balances Related to Operations

(in millions)	2006	2005	2004

(Use) source of cash:
Accounts receivable and other current assets	$(101.0)	$(61.8)	$(39.0)
Materials and supplies	(15.8)	(14.6)	(35.5)
Accounts payable and accrued liabilities	(0.4)	39.1	112.3
Income and other taxes payable	15.6	14.0	(4.6)

Change in non-cash working capital	$(101.6)	$(23.3)	$33.2

13. Investments

(in millions)	2006	2005

Rail investments accounted for on an equity basis	$37.9	$34.7
Other investments accounted for on a cost basis	27.0	32.6

Total investments	$64.9	$67.3

 2006 Annual Report      63

Effective January 1, 2005, CP’s 50 % investment in the Detroit River Tunnel Partnership has been accounted for on a proportionate consolidation basis. Summarized financial information for the Company’s interest in the Detroit River Tunnel Partnership is as follows:

(in millions)	2006	2005

Current assets	$0.9	$1.1
Long-term assets	48.0	45.8
Current liabilities	2.1	2.9
Long-term liabilities	0.5	2.1
Revenues	12.8	11.2
Expenses	1.7	3.0
Net income	11.1	8.2
Cash provided by operating activities	8.9	9.3
Cash used in investing activities	1.4	1.6
Cash used in financing activities	7.3	7.6

Income before tax from CP’s investment in the Detroit River Tunnel Partnership was $11.1 million in 2006 (2005 – $8.2 million; 2004 – $6.2 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.6 million in 2006 (2005 – $0.6 million; 2004 – 0.9 million). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $3.6 million in 2006 (2005 – $3.0 million; 2004 – $2.5 million). Equity income (loss) is recorded in “Other” revenues on the Statement of Consolidated Income.
14. Net Properties

		Accumulated	Net book
(in millions)	Cost	depreciation	value

2006
Track and roadway	$8,615.1	$2,770.5	$5,844.6
Buildings	344.8	154.1	190.7
Rolling stock	3,548.3	1,450.9	2,097.4
Other	1,625.6	635.4	990.2

Total net properties	$14,133.8	$5,010.9	$9,122.9

2005
Track and roadway	$8,180.0	$2,614.2	$5,565.8
Buildings	329.7	143.0	186.7
Rolling stock	3,448.5	1,395.7	2,052.8
Other	1,610.5	624.9	985.6

Total net properties	$13,568.7	$4,777.8	$8,790.9

At December 31, 2006, software development costs of $609.8 million (2005 – $608.7 million) and accumulated depreciation of $239.8 million (2005 – $230.0 million) were included in the category “Other”. Additions during 2006 were $37.6 million (2005 – $39.6 million; 2004 – $30.3 million) and depreciation expense was $53.2 million (2005 – $52.3 million; 2004 – $53.6 million).

          64      2006 Annual Report

At December 31, 2006, net properties included $522.5 million (2005 – $401.0 million) of assets held under capital lease at cost and related accumulated depreciation of $112.4 million (2005 – $98.7 million).
During 2006, capital assets were acquired under the Company’s capital program at an aggregate cost of $818.6 million (2005 – $906.0 million; 2004 – $686.3 million), $21.6 million of which were acquired by means of capital leases (2005 – $0.6 million; 2004 – nil). Cash payments related to capital purchases were $793.7 million in 2006 (2005 – $884.4 million; 2004 – $673.8 million). At December 31, 2006, $3.5 million (2005 – $9.4 million; 2004 – $0.2 million) remained in accounts payable related to the above purchases.
15. Other Assets and Deferred Charges

(in millions)	2006	2005

Prepaid pension costs	$1,081.2	$944.8
Other (1)	142.0	194.2

Total other assets and deferred charges	$1,223.2	$1,139.0

(1)	At December 31, 2006, the category “Other” included assets held for sale that had a carrying value of $1.0 million (2005 – $37.1 million) that were reclassified from “Net properties”.
16. Long-term Debt

(in millions)	Currency in which payable	2006	2005

6.250 % Notes due 2011	US$	$466.2	$465.2
7.125 % Debentures due 2031	US$	407.9	407.1
9.450 % Debentures due 2021	US$	291.4	290.7
5.750 % Debentures due 2033	US$	291.4	290.7
4.90 % Medium Term Notes due 2010	CDN$	350.0	350.0
5.41 % Senior Secured Notes due 2024	US$	160.3	163.6
6.91 % Secured Equipment Notes due 2007 – 2024	CDN$	223.2	229.3
7.49 % Equipment Trust Certificates due 2007 – 2021	US$	134.9	137.6
Secured Equipment Loan due 2007	US$	141.6	143.1
Secured Equipment Loan due 2007 – 2015	CDN$	149.6	154.0
Obligations under capital leases due 2007 – 2022 (6.85% – 7.65%)	US$	317.0	320.8
Obligations under capital leases due 2007 (7.88% – 10.93%)	CDN$	21.9	0.3
Bank loan payable on demand due 2010 (5.883%)	CDN$	4.7	4.5
Other	US$	–	0.2

		2,960.1	2,957.1
Perpetual 4 % Consolidated Debenture Stock	US$	35.7	35.6
Perpetual 4 % Consolidated Debenture Stock	GB£	9.0	8.1

		3,004.8	3,000.8
Less: Long-term debt maturing within one year		191.3	30.0

		$2,813.5	$2,970.8

 2006 Annual Report      65

At December 31, 2006, long-term debt denominated in U.S. dollars was US$1,927.5 million (2005 – US$1,938.6 million).
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
The 5.41 % Senior Secured Notes due 2024 are secured by specific locomotive units with a carrying value at December 31, 2006, of $191.7 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.
The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2006, of $195.6 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Commencing April 1, 2005, and continuing on April 1 and October 1 of each year, the Company pays equal blended semi-annual payments of principal and interest of $10.9 million. Final payment of the principal and interest is due October 1, 2024.
The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2006, of $146.6 million. Semi-annual interest payments of US$4.4 million were made on January 15 and July 15 of each year, up to and including January 15, 2005. Beginning on July 15, 2005, and continuing on January 15 and July 15 of each year, the Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final payment of the principal is due January 15, 2021.
The Secured Equipment Loan due 2007 is secured by specific units of rolling stock with a carrying value at December 31, 2006, of $185.2 million. The interest rate is floating and is calculated based on a blend of one-month and three-month average London Interbank Offered Rate (“LIBOR”) plus a spread (2006 – 5.57%; 2005 – 5.90%). The Company makes blended payments of principal and interest quarterly on February 20, May 20, August 20 and November 20 of each year.
The Secured Equipment Loan due 2007-2015 is secured by specific locomotive units with a carrying value of $160.8 million at December 31, 2006. The interest rate is floating and is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2006 – 3.89%; 2005 – 3.02%). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.
The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2006, was $184.2 million (2005 – $173.7 million). The Company has offset against this loan a financial asset of $179.5 million (2005 – $169.2 million) with the same financial institution.
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
Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2006 are (in millions): 2007 – $164.3; 2008 – $ 18.7; 2009 – $ 19.8; 2010 – $ 374.5; 2011 – $ 495.6.

          66      2006 Annual Report

At December 31, 2006, capital lease obligations included in long-term debt were as follows:

(in millions)	Year	Capital leases

Minimum lease payments in:	2007	$49.7
	2008	30.7
	2009	32.1
	2010	43.8
	2011	21.3
	Thereafter	380.2

Total minimum lease payments		557.8
Less: Imputed interest		(218.9)

Present value of minimum lease payments		338.9
Less: Current portion		(27.0)

Long-term portion of capital lease obligations		$311.9

Capital lease obligations include $2.8 million owing to a VIE for which the Company is not the primary beneficiary.
The carrying value of the assets securing the capital lease obligations was $410.1 million at December 31, 2006.
17. Financial instruments
Foreign Exchange Forward Contracts
Exposure to changes arising from fluctuations in the exchange rate between Canadian and U.S. dollars on future revenue streams has been partially managed by selling forward U.S. dollars at fixed rates in future periods, which are accounted for as cash flow hedges. At December 31, 2006, the Company had no outstanding foreign exchange forward contracts related to future revenue streams (2005 – US$58.9 million in 2006 at exchange rates ranging from 1.1994 to 1.2019). At December 31, 2006, there was no unrealized gain or loss on foreign exchange forward contracts related to future revenue streams (2005 – CDN$2.5 million gain).
Commodity Contracts
Exposure to fluctuations in fuel prices has been partially managed by selling or purchasing crude oil swaps. At December 31, 2006, the Company had entered into futures contracts, which are accounted for as cash flow hedges, to purchase approximately 1,116,000 barrels (2005 – 1,746,000 barrels) over the 2007-2009 period at average annual prices ranging from US$32.24 to US$41.59 per barrel (2005 – US$30.51 to US$38.19 over the 2006-2009 period). At December 31, 2006, the unrealized gain on crude oil futures was CDN$31.7 million (2005 – CDN$59.2 million). The Company from time to time uses foreign exchange forward contracts to manage the risk caused by foreign exchange variability on fuel purchases and commodity hedges. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel. At December 31, 2006, the Company had entered into foreign exchange forward contracts totalling US$45.8 million over the 2007-2009 period at exchange rates ranging from 1.1759 to 1.3008 (2005 – US$63.5 million over the 2006-2009 period at exchange rates ranging from 1.2226 to 1.3008), which are accounted for as cash flow hedges. At December 31, 2006, the unrealized loss on these forward contracts was CDN$3.1 million (2005 – CDN$7.2 million).

 2006 Annual Report      67

Interest Rate Contracts
At December 31, 2003, the Company had outstanding cross-currency interest rate swap agreements, which were accounted for as a hedge, for a nominal amount of CDN$105.0 million. These swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 4.90 % Medium Term Notes. At December 31, 2003, the unrealized gain on these cross-currency interest rate swap agreements was CDN$2.2 million. Effective January 1, 2004, in connection with the implementation of AcG 13 “Hedging Relationships”, the Company determined that these swap agreements no longer qualified for hedge accounting (see Note 2). The unrealized gain of CDN$2.2 million was recorded in “Deferred liabilities” on the Consolidated Balance Sheet and is being amortized to “Other charges” over the remaining seven-year term of the originally designated hedged item. In addition, income based on settlements of the swaps during 2004 was recorded in “Other charges”. In July 2004, the Company terminated these agreements and realized a loss of CDN$2.2 million, which was recorded in “Other charges”.
At December 31, 2006, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a nominal amount of US$200.0 million (2005 – US$200.0 million). The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2006, the unrealized loss on these interest rate swap agreements was CDN$2.8 million (2005 – CDN$0.2 million).
The following table discloses the terms of the swap agreements at December 31, 2006:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$ 233.1
Fixed receiving rate	6.250%
Variable paying rate (1)	6.4%

(1)	Based on U.S. three-month LIBOR.
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
During 2004, the Company recorded losses of CDN$2.0 million on six treasury rate locks totalling US$124.0 million to fix the benchmark rate on the 5.41 % US$145.0-million Senior Secured Notes offering issued in March 2004. These treasury rate locks are accounted for as a cash flow hedge and the losses are being amortized over the 20-year life of the existing financing.

          68      2006 Annual Report

Credit Risk Management
Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. However, the Company does not anticipate non-performance that would materially impact the Company’s financial statements because dealings have been with counterparties of high credit quality and adequate provisions have been made. In addition, the Company believes there are no significant concentrations of credit risk.
Interest Rate Exposure and Fair Values
The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following tables:

		Fixed interest rate maturing in
2006	At floating		2008	2012	Total carrying
(in millions)	interest rates	2007	to 2011	and after	value	Fair value

Financial assets
Cash and short-term investments	$124.3	$–	$–	$–	$124.3	$124.3
Crude oil swaps, unrealized gain	–	–	–	–	–	31.7

Financial liabilities
6.250 % Notes	–	–	466.2	–	466.2	487.0
7.125 % Debentures	–	–	–	407.9	407.9	484.3
9.450 % Debentures	–	–	–	291.4	291.4	381.7
5.750 % Debentures	–	–	–	291.4	291.4	300.6
4.90 % Medium Term Notes	–	–	350.0	–	350.0	355.3
5.41 % Senior Secured Notes	–	3.8	17.5	139.0	160.3	157.8
6.91 % Secured Equipment Notes	–	6.6	31.1	185.5	223.2	259.0
7.49 % Equipment Trust Certificates	–	3.1	14.8	117.0	134.9	155.7
Secured Equipment Loan	141.6	–	–	–	141.6	141.6
Secured Equipment Loan	149.6	–	–	–	149.6	149.6
4 % Consolidated Debenture Stock	–	–	–	44.7	44.7	37.4
Obligations under capital leases	–	27.0	50.4	261.5	338.9	358.2
Bank loan payable on demand	–	4.7	–	–	4.7	4.7

Total long-term debt					$3,004.8	$3,272.9
Foreign exchange forward contracts on fuel, unrealized loss	–	–	–	–	–	3.1
Interest rate swaps, unrealized loss	233.1	–	(233.1)	–	–	2.8
Total return swap	–	–	–	–	1.2	1.2

 2006 Annual Report      69

		Fixed interest rate maturing in
2005	At floating		2007	2011	Total carrying
(in millions)	interest rates	2006	to 2010	and after	value	Fair value

Financial assets
Cash and short-term investments	$121.8	$–	$–	$–	$121.8	$121.8
Crude oil swaps, unrealized gain	–	–	–	–	–	59.2
Foreign exchange forward contracts on future revenue streams, unrealized gain	–	–	–	–	–	2.5

Financial liabilities
6.250 % Notes	–	–	–	465.2	465.2	494.1
7.125 % Debentures	–	–	–	407.1	407.1	488.7
9.450 % Debentures	–	–	–	290.7	290.7	397.6
5.750 % Debentures	–	–	–	290.7	290.7	303.0
4.90 % Medium Term Notes	–	–	350.0	–	350.0	357.2
5.41 % Senior Secured Notes	–	3.6	16.5	143.5	163.6	165.7
6.91 % Secured Equipment Notes	–	6.1	29.1	194.1	229.3	268.8
7.49 % Equipment Trust Certificates	–	2.9	13.8	120.9	137.6	163.5
Secured Equipment Loan	143.1	–	–	–	143.1	143.1
Secured Equipment Loan	154.0	–	–	–	154.0	154.0
4 % Consolidated Debenture Stock	–	–	–	43.7	43.7	38.8
Obligations under capital leases	–	6.5	51.8	262.8	321.1	369.6
Bank loan payable on demand	–	4.5	–	–	4.5	4.5
Other	–	0.2	–	–	0.2	0.2

Total long-term debt					$3,000.8	$3,348.8
Foreign exchange forward contracts on fuel, unrealized loss	–	–	–	–	–	7.2
Interest rate swaps, unrealized loss	232.6	–	–	(232.6)	–	0.2

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
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
☐	Short-term financial assets and liabilities are valued at their carrying amounts as presented on the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

☐	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2006 and 2005. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

☐	The fair value of derivative instruments is estimated as the carrying value plus the unrealized gain or loss calculated based on market prices or rates at December 31, 2006 and 2005, which generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the applicable Consolidated Balance Sheet date.

          70      2006 Annual Report

Stock-based Compensation Expense Management
The Company entered into a TRS, effective in May 2006, in order to reduce the volatility and total cost to the Company over time of two types of stock-based compensation: SARs and DSUs. The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs and DSUs. “Compensation and benefits” expense increased by $1.2 million for the year ended December 31, 2006 due to unrealized losses for these swaps. These losses substantially offset the benefits recognized in the SAR and DSU stock based compensation programs due to fluctuations in share price during the period the TRS was in place.
18. Deferred Liabilities

(in millions)	2006	2005

		Restated
		(see Note 2)

Provision for restructuring and environmental remediation (Note 20)	$309.0	$398.8
Deferred workers’ compensation and personal injury accruals	162.5	162.8
Accrued employee benefits	208.4	177.8
Asset retirement obligations (Note 19)	30.9	32.9
Deferred revenue on rights-of-way license agreements	45.8	45.1
Stock-based compensation liabilities	76.6	48.8
Other	81.4	70.8

	914.6	937.0
Less: Amount payable/realizable within one year	188.9	191.1

Total deferred liabilities	$725.7	$745.9

Deferred revenue on rights-of-way license agreements is being amortized to income on a straight-line basis over the related lease terms.
19. Asset Retirement Obligations
The Company has two liabilities related to asset retirement obligations (“ARO”) recorded in “Deferred liabilities”. These liabilities are discounted at 6.25%. The accretion expense related to these AROs in 2006 was $2.0 million (2005 – $2.1 million; 2004 – $2.0 million), offset by payments made of $0.7 million and a reduction of $3.4 million due to a sale of a related asset (2005 – payments of $0.6 million and a reduction of $1.0 million due to a sale of a related asset; 2004 – payments of $1.2 million), thereby decreasing the ARO liability to $30.9 million at December 31, 2006 (2005 – $32.9 million; 2004 – $32.4 million). Accretion expense is included in “Depreciation and amortization” on the Statement of Consolidated Income.
Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $51.9 million at December 31, 2006 (2005 – $55.4 million), which, when present valued, was $29.6 million at December 31, 2006 (2005 – $31.8 million). The payments are expected to be made in the 2007-2044 period.
The Company also has a liability on a joint facility that will have to be settled based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2006, was $15.3 million (2005 – $14.6 million), which, when present valued, was $1.3 million at December 31, 2006 (2005 – $1.1 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be in 38 years.
20. Restructuring Accrual and Environmental Remediation
At December 31, 2006, the provision for restructuring and environmental remediation was $309.0 million (2005 – $398.8 million). The restructuring provision was primarily for labour liabilities for restructuring plans, including those discussed in “Special charge for (reduction to) labour restructuring and asset impairment” (see Note 5). Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites, as well as a special charge taken in 2004 related to a specific property (see Note 4).

 2006 Annual Report      71

Set out below is a reconciliation of CP’s liabilities associated with its restructuring and environmental remediation programs:

	Opening					Foreign	Closing
	balance	Accrued		Amortization		exchange	balance
(in millions)	Jan. 1	(reduced)	Payments	of discount	(1)	impact	Dec. 31

Year ended December 31, 2006

Labour liability for terminations and severances	$263.6	$(14.1)	$(71.8)	$9.8		$(0.1)	$187.4
Other non-labour liabilities for exit plans	5.8	0.7	(5.0)	0.1		(0.2)	1.4

Total restructuring liability	269.4	(13.4)	(76.8)	9.9		(0.3)	188.8

Environmental remediation program	129.4	10.5	(19.5)	–		(0.2)	120.2

Total restructuring and environmental remediation liability	$398.8	$(2.9)	$(96.3)	$9.9		$(0.5)	$309.0

Year ended December 31, 2005

Labour liability for terminations and severances	$269.7	$33.6	$(50.5)	$12.0		$(1.2)	$263.6
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1		(0.2)	5.8

Total restructuring liability	275.8	33.5	(50.6)	12.1		(1.4)	269.4

Environmental remediation program	172.9	(22.4)	(18.4)	–		(2.7)	129.4

Total restructuring and environmental remediation liability	$448.7	$11.1	$(69.0)	$12.1		$(4.1)	$398.8

Year ended December 31, 2004

Labour liability for terminations and severances	$358.2	$(36.4)	$(62.2)	$16.2		$(6.1)	$269.7
Other non-labour liabilities for exit plans	9.2	0.9	(3.3)	0.4		(1.1)	6.1

Total restructuring liability	367.4	(35.5)	(65.5)	16.6		(7.2)	275.8

Environmental remediation program	94.8	101.0	(23.3)	–		0.4	172.9

Total restructuring and environmental remediation liability	$462.2	$65.5	$(88.8)	$16.6		$(6.8)	$448.7

(1) Amortization of discount is charged to income as “Compensation and benefits” (2006 – $5.1 million; 2005 – $0.7 million; 2004 – nil), “Purchased services and other” (2006 – nil; 2005 – $2.3 million; 2004 – $4.9 million) and “Other charges” (2006 – $4.8 million; 2005 – $9.2 million; 2004 – $11.7 million), as applicable.
New accruals and adjustments to previous accruals were a net reduction of $2.9 million in 2006, compared with net increases of $11.1 million in 2005 and $65.5 million in 2004.
In 2006, CP recorded a net reduction in the restructuring liability included in “Deferred liabilities”, of $13.4 million, mainly due to experience gains on termination costs for previously accrued labour initiatives. This reduction was partially offset by an increase in the environmental remediation liability, also included in “Deferred liabilities”, of $10.5 million. This net reduction was recorded in “Compensation and benefits” and “Purchased services and other”.

          72      2006 Annual Report

In 2005, CP established new restructuring initiatives to reduce labour costs, primarily in management and administrative areas, which were completed in 2006. These initiatives required recording a special charge of $44.2 million for labour restructuring, which included $43.1 million for labour restructuring liabilities and $1.1 million for accelerated recognition of stock-based compensation (included elsewhere in “Deferred liabilities” and in “Contributed surplus”). This charge was partially offset by a net reduction of $9.6 million (included in “Compensation and benefits” and “Purchased services and other”), largely due to experience gains on previously accrued amounts and minor new initiatives. The adjustment to the environmental remediation program was largely due to a binding settlement reached during the third quarter of 2005 with a potentially responsible party, resulting in a reduction of $33.9 million to the special charge recorded in 2004 (see Note 4), including a $30.3-million reduction in the environmental liability. The $30.3-million reduction was partially offset by $7.9 million of other adjustments, due largely to monitoring and technical support costs related to multi-year sites.
In 2004, CP reversed a $19.0-million labour liability accrued in 2003 (see Note 5) and recorded additional net reductions of $16.5 million for previously accrued labour and non-labour initiatives, due mainly to experience gains on cost of terminations. In addition, the Company recorded a $90.9-million charge (see Note 4), which included an increase in the environmental remediation program liability of $85.7 million, an increase in non-labour liabilities of $0.7 million (included in the $16.5 million noted above) and a reduction in “Other assets and deferred charges” of $4.5 million. The environmental remediation program liability was further increased by $15.3 million for various other environmental sites included in the multi-year soil remediation program.
21. Shareholders’ Equity
Authorized and Issued Share Capital
The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2006, no Preferred Shares had been issued.
An analysis of Common Share balances is as follows:

	2006		2005
(in millions)	Number	Amount	Number	Amount

Share capital, January 1	158.2	$1,141.5	158.8	$1,120.6
Shares issued under stock option plans	2.3	71.0	1.2	33.4
Shares repurchased	(5.0)	(36.8)	(1.8)	(12.5)

Share capital, December 31	155.5	$1,175.7	158.2	$1,141.5

Included above in “Shares issued under stock option plans” is $3.3 million (2005 – $0.9 million) related to the cancellation of the SARs liability on exercise of tandem stock options, and $1.1 million (2005 – $0.7 million) of stock-based compensation transferred from “Contributed surplus”.
Contributed Surplus
An analysis of contributed surplus balances is as follows:

(in millions)	2006	2005

		Restated
		(see Note 2)

Contributed surplus, January 1	$245.1	$304.1
Stock-based compensation expense related to stock option plans	10.3	9.1
Shares repurchased	(223.1)	(68.1)

Contributed surplus, December 31	$32.3	$245.1

 2006 Annual Report      73

“Stock-based Compensation Expense Related to Stock Options Plans” reflects a transfer of $1.1 million (2005 – $0.7 million) of stock-based compensation to “Share Capital”.
The balance remaining in contributed surplus of $32.3 million relates to stock-based compensation recognized to date on unexercised options and will be attributed to share capital as options are exercised.
In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2,500,000 of its outstanding Common Shares, representing 1.6 % of the approximately 159.0 million Common Shares outstanding just prior to the filing date. In March 2006, the normal course issuer bid was amended to increase the number of Common Shares eligible to be purchased to 3,325,000. Share repurchases were made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. In June 2006, the Company completed the acquisition of Common Shares under this normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3,936,000 of its outstanding Common Shares. Under the new filing, share purchases may be made during the 12-month period that began June 6, 2006, and ends June 5, 2007. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained earnings. Three days are required for share repurchase transactions to be settled and the shares cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase. In 2006, 4,999,992 shares (2005 – 1,761,000 shares) were repurchased at an average price of $57.28 (2005 – $45.77).
The table below summarizes the allocation of the cost of shares repurchased between share capital, contributed surplus and retained earnings:

(in millions)	2006	2005

Share capital	$36.8	$12.5
Contributed surplus	223.1	68.1
Retained earnings	26.5	–

CP Common Shares repurchased	$286.4	$80.6

Foreign Currency Translation Adjustments
Included in equity are the following cumulative foreign currency translation adjustments:

(in millions)	2006	2005

Cumulative foreign currency translation adjustment, January 1	$67.5	$77.0
Change in foreign currency translation rates on foreign subsidiaries	2.1	(19.1)

Cumulative foreign currency translation adjustment, December 31, before designated hedge	69.6	57.9
Designated hedge, net of tax	(3.2)	9.6

Cumulative foreign currency translation adjustment, December 31, including designated hedge	$66.4	$67.5

For the year ended December 31, 2006, the Company recorded future income taxes of $0.6 million on the designated hedge (2005 – recovery of $2.1 million).

          74      2006 Annual Report

22. Pensions and Other Benefits
The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans.
The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.
Other benefits include post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims.
At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions)	2006	2005	2004	2006	2005	2004

Current service cost (benefits earned by employees in the year)	$101.9	$75.7	$71.7	$15.1	$13.8	$13.0
Interest cost on benefit obligation	400.0	405.0	400.0	26.6	27.3	27.5
Actual return on fund assets	(927.4)	(849.8)	(610.9)	(0.6)	(0.7)	(1.1)
Actuarial loss	35.2	693.7 (1)	168.1	(2.9)	29.8	18.8
Plan amendments	1.3	56.5	–	(1.2)	(6.7)	1.6

Elements of employee future benefit cost, before adjustments to recognize the long-term nature of employee future benefit costs	(389.0)	381.1	28.9	37.0	63.5	59.8
Adjustments to recognize the long-term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)	(16.2)	(16.2)	12.4	12.7	12.8
Difference between expected return and actual return on fund assets	401.2	351.2	129.9	–	–	–
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	64.9	(638.1)	(128.6)	9.1	(25.6)	(15.4)
Difference between amortization of prior service costs and actual plan amendments	14.5	(41.3)	11.1	1.0	6.7	(1.6)

Net benefit cost	$75.4	$36.7	$25.1	$59.5	$57.3	$55.6

(1)	Actuarial loss for 2005 was largely a result of a decrease in the discount rate.

 2006 Annual Report      75

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions)	2006	2005	2006	2005

Change in benefit obligation:
Benefit obligation at January 1	$7,732.2	$6,827.0	$498.9	$469.4
Current service cost	101.9	75.7	15.1	13.8
Interest cost	400.0	405.0	26.6	27.3
Employee contributions	53.9	56.7	0.2	–
Benefits paid	(432.1)	(377.3)	(33.2)	(32.5)
Foreign currency changes	0.3	(5.1)	0.3	(2.2)
Plan amendments and other	1.3	56.5	4.5	(6.7)
Actuarial loss (gain)	35.2	693.7	(2.9)	29.8

Benefit obligation at December 31	$7,892.7	$7,732.2	$509.5	$498.9

Change in fund assets:
Fair value of fund assets at January 1	$6,890.1	$6,222.7	$11.9	$12.1
Actual return on fund assets	927.4	849.8	0.6	0.7
Employer contributions	209.5	141.7	32.4	31.6
Employee contributions	53.9	56.7	0.2	–
Benefits paid	(432.1)	(377.3)	(33.2)	(32.5)
Foreign currency changes	0.4	(3.5)	–	–

Fair value of fund assets at December 31	$7,649.2	$6,890.1	$11.9	$11.9

Funded status – plan deficit	$(243.5)	$(842.1)	$(497.6)	$(487.0)
Unamortized prior service cost	126.9	141.4	(1.0)	–
Unamortized net transitional (asset) obligation	(96.5)	(112.7)	74.1	86.5
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	(568.9)	(200.1)	–	–
Unamortized net actuarial loss	1,861.7 (1)	1,959.1 (1)	118.9	127.9

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,079.7	$945.6	$(305.6)	$(272.6)

(1) The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) was equal to $1,072.4 million at December 31, 2006 (2005 – $1,185.9 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (December 31, 2006 – 11 years; December 31, 2005 – 12 years). In 2006, $100.1 million was amortized and included in the net benefit cost (2005 – $55.6 million).

          76      2006 Annual Report

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions		Other benefits
(in millions)	2006	2005	2006	2005

Accounts receivable and other current assets	$–	$2.5	$–	$–
Other assets and deferred charges	1,081.2	944.8	–	–
Accounts payable and accrued liabilities	(0.3)	(0.7)	(21.5)	(18.6)
Other long-term liabilities	(1.2)	(1.0)	(284.1)	(254.0)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,079.7	$945.6	$(305.6)	$(272.6)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (November 30 for U.S. plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2006. The next actuarial valuations for pension funding purposes will be performed as at January 1, 2007.
Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits
(in millions)	2006	2005	2006	2005

Benefit obligation	$(7,892.7)	$(7,732.2)	$(509.5)	$(498.9)
Fair value of fund assets	7,649.2	6,890.1	11.9	11.9

	$(243.5)	$(842.1)	$(497.6)	$(487.0)

Actuarial assumptions used were approximately:

(percentages)	2006		2005		2004

Benefit obligation at December 31:
Discount rate	5.40		5.25		6.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	10.00	(1)	10.00	(1)	8.50	(2)
Benefit cost for year ended December 31:
Discount rate	5.25		6.00		6.25
Expected rate of return on fund assets	8.00		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	10.00	(1)	8.50	(2)	9.00	(2)

(1)	Beginning in 2008, the health care cost trend rate is projected to decrease by 0.5 % per year to approximately 5.0 % per year in 2017.

(2)  For these prior periods or measurement dates, the health care cost trend rate was projected to decrease by 0.5 % per year to approximately 4.5 % per year in 2012.
 2006 Annual Report      77

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions) Favourable (unfavourable)	increase	decrease

Effect on the total of service and interest costs	$(0.9)	$0.8
Effect on post-retirement benefit obligation	$(11.2)	$10.7

Plan Assets
The Company’s pension plan asset allocation and the current weighted average permissible range for each major asset class, were as follows:

		Percentage of plan
	Current permissible	assets at December 31
Asset allocation (percentage)	range	2006	2005

Equity securities	51 – 57	56.3	55.5
Debt securities	37 – 43	38.1	40.3
Real estate and other	4 – 8	5.6	4.2

Total		100.0	100.0

The Company’s investment strategy is to achieve a long-term (five- to ten-year period) real rate of return of 5.5%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5 % yields a long-term nominal target of 8.0%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes, as well as the relationships of their returns with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives, excluding currency forwards, is limited to 20 % of the market value of the fund.
At December 31, 2006, fund assets consisted primarily of listed stocks and bonds, including 132,600 of the Company’s Common Shares (2005 – 169,600) at a market value of $8.1 million (2005 – $8.3 million) and 6.91 % Secured Equipment Notes issued by the Company at a par value of $4.1 million (2005 – $4.3 million) and at a market value of $4.7 million (2005 – $4.9 million).
Cash Flows
In 2006, the Company contributed $202.0 million to its registered pension plans (2005 – $138.3 million), including $3.0 million to the defined contribution plan (2005 – $3.1 million). In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $42.0 million (2005 – $37.3 million) with respect to supplemental pension plan benefits and other benefits.
Defined Contribution Plan
Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2006, the net cost of this plan, which generally equals the employer’s required contribution, was $3.0 million (2005 – $3.1 million).

          78      2006 Annual Report

Post-employment Restructuring Benefits
The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 20) that are discounted at rates of 4.50 % and 6.75%. The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions)	2006	2005

Change in liability:
Restructuring labour liability at January 1	$224.8	$219.7
Plan adjustment	(14.1)	33.6
Interest cost	12.0	13.2
Benefits paid	(61.8)	(40.5)
Foreign currency changes	(0.1)	(1.2)

Restructuring labour liability at December 31	160.8	224.8

Unfunded restructuring labour amount	(160.8)	(224.8)
Unamortized net transitional amount	(26.6)	(38.8)

Accrued restructuring labour liability on the Consolidated Balance Sheet	$(187.4)	$(263.6)

23. Stock-based Compensation
At December 31, 2006, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan and an employee stock savings plan. These plans resulted in a compensation cost in 2006 of $52.1 million (2005 – $38.7 million; 2004 – $26.9 million).
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
Stock Option Plans and SARs
Under the Company’s stock option plans, options are granted to eligible employees to purchase Common Shares of the Company at a price equal to the market value of the shares at the grant date. CP follows the fair value-based approach to accounting for stock-based compensation for options issued for years beginning in 2003. Compensation expense is recognized for stock options over the shorter of the vesting period or employee service period based on their estimated fair values on the dates of grant, as determined by the Black-Scholes option-pricing model. Options granted between January 1 and December 31, 2002, are not recorded at fair value and, as such, no compensation expense has been recorded for these options. Additional fair value disclosure on these options is included in “Additional fair value disclosure”.
Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years (“regular options”). Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated (“performance options”). These performance options expire five years after the grant date.
At December 31, 2006, there were 669,864 (2005 – 1,836,254; 2004 – 3,213,843) Common Shares available for the granting of future options under the stock option plans, out of the 11,500,000 Common Shares currently authorized.

 2006 Annual Report      79

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
In 2006, the expense for stock options was $11.1 million (2005 – $9.8 million; 2004 – $7.9 million) and for SARs was $26.1 million (2005 – $16.8 million; 2004 – $9.0 million).
The following is a summary of the Company’s fixed stock option plan as of December 31:

	2006		2005
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	7,971,917	$32.07	7,752,080	$29.32
New options granted	1,467,900	57.80	1,556,400	42.09
Exercised	(2,330,664)	28.59	(1,157,752)	27.48
Forfeited/cancelled	(301,509)	39.07	(178,811)	29.80

Outstanding, December 31	6,807,644	$38.50	7,971,917	$32.07

Options exercisable at December 31	2,918,294	$29.64	3,162,807	$27.37

At December 31, 2006, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number of	years to	average	Number of	average
Range of exercise prices	options	expiration	exercise price	options	exercise price

$14.07 – $18.96	260,316	2	$15.02	260,316	$15.02
$27.62 – $36.64	3,683,228	5	31.33	2,657,978	31.07
$42.05 – $63.82	2,864,100	7	49.78	–	–

Total	6,807,644	6	$38.47	2,918,294	$29.64

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

          80      2006 Annual Report

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2006, there were 355,081 (2005 – 295,224; 2004 – 291,693) DSUs outstanding. In 2006, 65,781 (2005 – 47,891; 2004 – 53,113) DSUs were granted. In 2006, 26,137 (2005 – 44,167; 2004 – 11,355) DSUs were redeemed. In 2006, the expense for DSUs was $6.8 million (2005 – $4.1 million; 2004 – $3.6 million).
The Company issued 30,000 Restricted Share Units (“RSU”) in 2005. These RSUs were forfeited in 2006 prior to vesting. An expense to income for RSUs was being recognized over the vesting period and was recovered upon cancellation. In 2006, $0.6 million of expense was recovered (2005 – expense incurred of $0.6 million).
Employee Share Purchase Plan
The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6 % of annual salary.
At December 31, 2006, there were 11,682 participants (2005 – 8,989; 2004 – 10,289) in the plan. The total number of shares purchased in 2006 on behalf of participants, including the Company contribution, was 657,530 (2005 – 795,728; 2004 – 895,907). In 2006, the Company’s contributions totalled $10.0 million (2005 – $8.8 million; 2004 – $6.8 million) and the related expense was $8.6 million (2005 – $7.4 million; 2004 – $6.4 million).
Additional Fair Value Disclosure
The issuance or exercise of stock options authorized by CP’s stock compensation plan between January 1 and December 31, 2002, does not result in a charge to income when the exercise price equals the market price of the stock on the grant date, while an expense for SARs is recognized over the vesting period on the incremental change in the market value of the underlying stock between reporting periods. Had CP used the fair value method, the fair value of options granted would have been amortized to compensation expense over the vesting period of the options. Under the fair value method, CP’s pro forma basis net income and earnings per share would have been as follows:

		2006	2005	2004

			Restated	Restated
			(see Note 2)	(see Note 2)

Net income (in millions)	As reported	$796.3	$543.0	$411.1
	Pro forma	$796.1	$542.7	$409.0
Basic earnings per share (in dollars)	As reported	$5.06	$3.43	$2.59
	Pro forma	$5.06	$3.43	$2.58
Diluted earnings per share (in dollars)	As reported	$5.02	$3.39	$2.58
	Pro forma	$5.01	$3.39	$2.57

Under the fair value method, the fair value of options at the grant date was $12.4 million for options issued in 2006 (2005 – $10.1 million; 2004 – $9.5 million). The weighted average fair value assumptions were approximately:

	2006	2005	2004

Expected option life (years)	4.50	4.50	4.50
Risk-free interest rate	4.07%	3.49%	3.36%
Expected stock price volatility	22%	24%	28%
Expected annual dividends per share	$0.75	$0.53	$0.50
Weighted average fair value of options granted during the year	$12.99	$9.66	$8.04

 2006 Annual Report      81

24. Commitments and Contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2006, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
At December 31, 2006, the Company had committed to total future capital expenditures amounting to $480.1 million for years 2007-2016.
At December 31, 2006, the Company had a committed unused line of credit of $516.1 million available for short-term and long-term financing, effective until November 2010. In addition, the Company had an uncommitted unused line of credit of US$15 million available for short-term financing. The interest rate for both credit facilities varies based on bank prime, Bankers’ Acceptances or LIBOR.
Minimum payments under operating leases were estimated at $634.2 million in aggregate, with annual payments in each of the five years following 2006 of (in millions): 2007 – $133.2; 2008 – $99.2; 2009 – $71.4; 2010 – $55.8; 2011 – $50.4.
Guarantees
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:
☐	residual value guarantees on operating lease commitments of $442.5 million at December 31, 2006;

☐	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.
The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2006, these accruals amounted to $6.2 million (2005 – $13.3 million).
Indemnifications
Pursuant to a trust and custodial services agreement between the Company and the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims, liabilities, etc., arising prior to the termination or expiry. At December 31, 2006, the Company had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.
Pursuant to the bylaws of CPRL, all current and former Directors and Officers of the Company are indemnified by the Company. CP carries a directors and officers liability insurance policy subject to a maximum coverage limit and certain deductibles in cases where CP reimburses a Director or Officer for any loss covered by the policy.
25. Segmented Information
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
At December 31, 2006, one customer comprised 11.5% (2005 – 14.5%, 2004 – 11.7%) of CP’s total revenues. At December 31, 2006, accounts receivable from this customer represented 5.6% (2005 – 8.0%) of CP’s total accounts receivable.

          82      2006 Annual Report

Geographic Information

(in millions)	Canada	United States	Total

2006
Revenues	$3,575.1	$1,008.1	$4,583.2
Net properties	$7,539.3	$1,583.6	$9,122.9

2005
Revenues	$3,404.1	$987.5	$4,391.6
Net properties	$7,252.2	$1,538.7	$8,790.9

2004
Revenues	$2,926.7	$976.2	$3,902.9
Net properties	$6,832.8	$1,560.7	$8,393.5

The Company’s accounts have been adjusted to reflect an accounting basis that is more comparable with that employed by other Class 1 railways in North America. CP’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency and the Surface Transportation Board in the United States.
The condensed income statement and balance sheet information, which follows, includes the Canadian operations prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency. The changes required to consolidate the Company’s operations are identified as consolidating entries.
Consolidating Information – 2006

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$3,571.2	$1,008.1	$–	$3.9	$4,583.2
Operating expenses	2,833.9	736.5	–	(115.8)	3,454.6

Operating income	737.3	271.6	–	119.7	1,128.6
Interest and other charges	196.5	42.0	(25.2)	9.0	222.3
Foreign exchange loss (gain) on long-term debt	1.2	–	(1.3)	0.2	0.1
Income taxes	69.6	86.7	0.5	(46.9)	109.9

Net income	$470.0	$142.9	$26.0	$157.4	$796.3

Current assets	$813.5	$293.2	$18.1	$(119.9)	$1,004.9
Net properties	5,673.0	1,569.3	–	1,880.6	9,122.9
Other long-term assets	1,241.7	67.9	414.4	(435.9)	1,288.1

Total assets	$7,728.2	$1,930.4	$432.5	$1,324.8	$11,415.9

Current liabilities	$924.3	$227.7	$0.2	$86.8	$1,239.0
Long-term liabilities	4,299.0	1,076.2	–	(54.8)	5,320.4
Shareholders’ equity	2,504.9	626.5	432.3	1,292.8	4,856.5

Total liabilities and shareholders’ equity	$7,728.2	$1,930.4	$432.5	$1,324.8	$11,415.9

 2006 Annual Report      83

Consolidating Information – 2005

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$3,397.9	$987.5	$–	$6.2	$4,391.6
Operating expenses	2,731.1	779.0	–	(109.7)	3,400.4

Operating income	666.8	208.5	–	115.9	991.2
Interest and other charges	194.9	42.6	(22.1)	6.9	222.3
Foreign exchange (gain) loss on long-term debt	(53.8)	–	13.7	(4.6)	(44.7)
Income taxes	165.8	65.0	0.7	39.1	270.6

Net income	$359.9	$100.9	$7.7	$74.5	$543.0

Current assets	$686.5	$263.8	$5.0	$(61.4)	$893.9
Net properties	5,514.9	1,533.6	–	1,742.4	8,790.9
Other long-term assets	1,141.8	85.8	401.9	(423.2)	1,206.3

Total assets	$7,343.2	$1,883.2	$406.9	$1,257.8	$10,891.1

Current liabilities	$881.2	$300.0	$0.4	$(64.9)	$1,116.7
Long-term liabilities	4,270.1	1,004.4	–	115.8	5,390.3
Shareholders’ equity	2,191.9	578.8	406.5	1,206.9	4,384.1

Total liabilities and shareholders’ equity	$7,343.2	$1,883.2	$406.9	$1,257.8	$10,891.1

Consolidating Information – 2004

			Other	Consolidating
(in millions)	Canada	United States	countries	entries	Total

Revenues	$2,923.6	$976.2	$–	$3.1	$3,902.9
Operating expenses	2,451.1	876.0	0.2	(139.1)	3,188.2

Operating income (loss)	472.5	100.2	(0.2)	142.2	714.7
Interest and other charges	225.7	38.8	(14.1)	4.3	254.7
Foreign exchange (gain) loss on long-term debt	(114.1)	–	31.7	(12.0)	(94.4)
Income taxes	97.0	19.8	0.7	25.8	143.3

Net income (loss)	$263.9	$41.6	$(18.5)	$124.1	$411.1

Current assets	$848.1	$205.0	$5.1	$(66.2)	$992.0
Net properties	5,182.0	1,552.5	–	1,659.0	8,393.5
Other long-term assets	1,060.1	81.1	403.4	(430.3)	1,114.3

Total assets	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

Current liabilities	$1,065.7	$278.7	$9.5	$(65.7)	$1,288.2
Long-term liabilities	4,123.8	1,026.2	–	80.7	5,230.7
Shareholders’ equity	1,900.7	533.7	399.0	1,147.5	3,980.9

Total liabilities and shareholders’ equity	$7,090.2	$1,838.6	$408.5	$1,162.5	$10,499.8

          84      2006 Annual Report

26. Supplementary Data
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
Fair Value of Financial Instruments
Currently under Canadian GAAP, certain financial instruments are initially recorded at cost. Under U.S. GAAP, these financial instruments are initially recorded at fair value.
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
Prior to January 1, 2000, all actuarial gains and losses were amortized under Canadian GAAP. Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 13 years. This created a difference with U.S. GAAP in 2005, 2004 and 2003, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor. In 2005 and 2004, the difference was reduced due to amortization of losses outside the corridor for Canadian GAAP (see Note 22).
FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123R” (“FASB 158”) requires that the over or under funded status of defined benefit pension and other post-retirement plans be recognized on the balance sheet. FASB 158 became effective for years ending after December 15, 2006. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected benefit obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income, net of tax. There are no requirements under the provisions of FASB 158 that are applicable in 2006 that impact reported U.S. GAAP net income. Under Canadian GAAP, the over or under funded status of defined benefit plans are not recognized on the balance sheet, nor does Canadian GAAP currently require the recognition of other comprehensive income.
Adoption of FASB 158 on a prospective basis at December 31, 2006 resulted in a reduction in “Other assets and deferred charges” of $881.9 million, an increase in “Deferred liabilities” of $345.3 million, a reduction in “Accumulated other comprehensive income” of $838.8 million and an increase in deferred income tax assets of $388.4 million. The adoption of FASB 158 was reflected as an adjustment to closing “Accumulated other comprehensive income” at December 31, 2006. In addition, the “Minimum pension liability” of $43.6 million and an intangible asset of $3.9 million at December 31, 2006, with an associated $25.7 million (after tax) balance in “Accumulated other comprehensive income”, was reclassified to “Unfunded status of defined benefit pension and post-retirement plans”. Neither 2006 nor prior periods have been restated.

 2006 Annual Report      85

Prior to the adoption of FASB 158 in 2006, and in accordance with FASB 87, an additional minimum pension liability was required for unfunded plans. The additional minimum pension liability represented the excess of the unfunded accumulated benefit obligation over previously recorded pension cost liabilities and was also charged directly to shareholders’ equity, net of related deferred income taxes. Under Canadian GAAP, there is no requirement to set up an unfunded pension liability (previously in 2005 a minimum pension liability) based on an annual funding test.
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
Stock-based Compensation
FASB issued a revision to Statement No. 123 “Share-based Payment” (“FASB 123R”) which was effective for CP from January 1, 2006. FASB 123R requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, SARs and DSUs. Under Canadian GAAP, liability awards, such as SARs and DSUs, are accounted for using the intrinsic method. FASB 123R also requires that CP account for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur. CP adopted FASB 123R on January 1, 2006 without restatement of prior periods using the modified prospective approach. In addition, on adoption of FASB 123R, CP has recognized compensation cost attributable to stock-based awards over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period (the “non-substantive vesting period approach”).
Previously CP recognized the compensation cost over the vesting period (the “nominal vesting period approach”). Canadian GAAP has similar provisions for the recognition of the compensation cost attributable to stock-based awards over the shorter of the period from grant date to vesting or eligibility for retirement. However, Canadian GAAP introduced these provisions with the effect for the year ended December 31, 2006 and the Company adopted them with retroactive restatement of prior periods.
As a result of the adoption of FASB 123R, CP recorded a charge against income in 2006 of $3.0 million ($2.0 million of net tax) as a cumulative effect of the change in accounting principle and 2006 “Compensation and benefit” expense was decreased by $1.5 million ($0.9 million net of tax). The cumulative effect of the change in accounting principle and the increase in the 2006 “Compensation and benefit” expense include a charge of $5.9 million ($5.1 million net of tax) and a credit of $1.2 million ($1.3 million net of tax), respectively, relating to the adoption of the non-substantive vesting approach. The net charge to income in 2006 decreased basic and diluted earnings per share by $0.01. There was no impact to cash flow amounts as a result of the adoption of FASB 123R.
Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), a compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).
Internal Use Software
Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), certain costs, including preliminary project phase costs, are to be expensed as incurred. These costs are capitalized under Canadian GAAP.

          86      2006 Annual Report

Capitalization of Interest
The Company expenses interest related to capital projects undertaken during the year. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires these interest costs to be capitalized.
Comprehensive Income
FASB Statement No. 130 “Reporting Comprehensive Income” (“FASB 130”) requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. Canadian GAAP will not require similar presentation until 2007 (see Note 3). In 2006 and the comparative periods presented, other comprehensive income arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unfunded pension liability (minimum pension liability in 2005 and 2004) and changes in the fair value of derivative instruments. In 2006, the Company made an adjustment to reduce deferred income tax liability and reduce deferred income tax expense included in “Other comprehensive income” by $54.6 million for amounts accumulated in “Other comprehensive income” prior to 2003.
Joint Venture
The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. The Company has a joint-venture interest in the Detroit River Tunnel Partnership. FASB Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) requires the equity method of accounting to be applied to interests in joint ventures. Equity income from DRTP in 2006 was $11.2 million (2005 – $8.2 million, 2004 – $6.2 million).
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
Start-up Costs
Under EIC 27 “Revenues and Expenditures during the Pre-operating Period”, costs incurred for projects under development may be deferred until the projects are substantially complete. Upon completion, these costs are amortized based on the expected period and pattern of benefit of the expenditures. Under U.S. GAAP, these costs are to be expensed as incurred.
Statement of Cash Flows
There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP.
Future Accounting Changes
Uncertainty in Tax Positions
In July 2006, FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions” (“FIN 48”) introducing recognition and measurement criteria for income tax positions. An income tax position is a position taken in a filed tax return or a position that will be taken in a future tax return which has been reflected in the recognition and measurement of income or deferred tax assets or liabilities. Under the provisions of FIN 48 a tax position must be evaluated using a more likely than not recognition threshold based on the technical merits of the position and can only be recognized if it is more likely than not that this position will be sustainable on audit. If the position does not meet this threshold, no amount may be accrued. Additionally, the recognized tax position will be measured at the largest amount that is greater than 50 % likely to be realized on settlement. Under Canadian GAAP, the Company recognizes tax positions when they are more likely than not, however, the tax position is measured at the best estimate of the final settlement. FIN 48 will be effective for the Company commencing on January 1, 2007 and its adoption is not expected to have a material impact.
Measurement Date of Defined Benefit Pension and Other Post-retirement Plans
FASB 158 also requires, effective in 2008, that pension and other post-retirement benefit plans be measured as of the balance sheet date. The impact of adopting a plan measurement date at the balance sheet date for the Company’s U.S. plans cannot be determined at this time. The Company’s Canadian plans are already measured as of the balance sheet date.

 2006 Annual Report      87

Comparative Income Statement
Net income is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)

Net income – Canadian GAAP	$796.3	$543.0	$411.1
Increased (decreased) by:
Pension costs	5.1	7.7	(0.3)
Post-retirement benefits	9.1	9.2	8.6
Post-employment benefits	6.7	(4.0)	(0.3)
Termination and severance benefits	(8.2)	(9.4)	(9.1)
Internal use software – additions	(9.2)	(9.8)	(6.4)
Internal use software – depreciation	7.1	6.1	5.4
Stock-based compensation	(3.0)	(3.4)	0.1
(Loss) gain on ineffective portion of hedges	(0.9)	(6.6)	(16.1)
Capitalized interest – additions	4.1	4.4	4.2
Capitalized interest – depreciation	(3.9)	(3.9)	(3.7)
Start-up costs	(10.8)	–	–
Fair value of financial instruments	(2.3)	–	–
Future (deferred) income tax recovery related to net income	(19.0)	1.7	6.7

Income before cumulative catch-up adjustment	771.1	535.0	400.2

Cumulative catch-up adjustment on adoption of FASB 123 R, net of tax	(2.0)	–	–

Net income – U.S. GAAP	$769.1	$535.0	$400.2
Other comprehensive income:
Unrealized foreign exchange gain (loss) on net investment in self-sustaining U.S. subsidiaries	2.1	(19.1)	(50.6)
Unrealized foreign exchange (loss) gain on designated net investment hedge	(2.7)	16.5	49.5
Minimum pension liability adjustment	783.3	(254.3)	20.8
Change in fair value of derivative instruments	16.6	86.5	39.5
Gain on derivative instruments realized in net income	(42.5)	(55.9)	(26.0)
Future (deferred) income tax (expense) recovery related to other comprehensive income	(210.6)	74.5	(31.8)

Comprehensive income	$1,315.3	$383.2	$401.6

Earnings per share – U.S. GAAP
Basic earnings per share	$4.89	$3.38	$2.52

Diluted earnings per share	$4.84	$3.34	$2.51

          88      2006 Annual Report

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions)	2006	2005	2004

		Restated	Restated
		(see Note 2)	(see Note 2)

Operating income Canadian GAAP	$1,128.6	$991.2	$714.7
U.S. GAAP	$1,122.3	$981.5	$697.1

The differences between U.S. and Canadian GAAP operating income are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.
Consolidated Balance Sheet
Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions)	2006	2005

		Restated
		(see Note 2)

Assets
Current assets
Cash
Investment in joint ventures	$(0.4)	$(0.1)
Accounts receivable and other current assets
Investment in joint ventures	1.9	0.7
Investments
Investment in joint ventures	87.8	41.9
Capital commitments and mortgages	(2.3)	–
Long-term assets
Properties
Capitalized interest	150.4	150.2
Internal use software	(51.2)	(49.1)
Investment in joint ventures	(71.5)	(35.9)
Other assets and deferred charges
Pension	(1,079.7)	(205.8)
Minimum pension liability adjustment	–	(525.7)
Long-term receivable (FIN 39)	179.5	169.2
Derivative instruments	31.7	61.7
Start-up costs	(10.8)	–
Investment in joint ventures	(22.2)	(9.9)

Total assets	$(786.8)	$(402.8)

 2006 Annual Report      89

Consolidated Balance Sheet (continued)

(in millions)	2006	2005

		Restated
		(see Note 2)

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Investment in joint ventures	$(1.3)	$(1.1)
Income and other taxes payable
Investment in joint ventures	(0.2)	(0.1)
Long-term liabilities
Deferred liabilities
Termination and severance benefits	(19.0)	(27.2)
Post-retirement benefit liability	–	43.3
Post-employment benefit liability	16.4	23.1
Minimum pension liability adjustment	–	297.3
Under funded status of defined benefit pension and other post-retirement plans	421.0	–
Derivative instruments	4.8	6.0
Investment in joint ventures	(2.7)	(2.2)
Stock-based compensation	(0.6)	(2.4)
Long-term debt
Marked-to-market hedged portion of debt	(2.8)	(0.2)
Bank loan (FIN 39)	179.5	169.2
Future (deferred) income tax liability	(437.2)	(278.4)

Total liabilities	157.9	227.3
Shareholders’ equity
Share capital
Stock-based compensation	16.9	11.5
Contributed surplus
Stock-based compensation	8.3	9.5
Foreign currency translation adjustments	(66.4)	(67.5)
Retained income	(128.4)	(101.2)
Accumulated other comprehensive income
Foreign currency translation adjustments	64.3	10.3
Funding status of defined benefit pension and other post-retirement plans	(858.8)	–
Minimum pension liability adjustment	–	(527.5)
Derivative instruments (FASB 133)	19.4	34.8

Total liabilities and shareholders’ equity	$(786.8)	$(402.8)

          90      2006 Annual Report

FIVE-YEAR SUMMARY

(in millions)	2006	2005	(1)	2004	(1)	2003	(1)(2)	2002	(1)(2)

Income Statement
Revenues
Freight
Grain	$904.6	$754.5		$668.2		$644.4		$631.4
Coal	592.0	728.8		530.3		444.0		442.5
Sulphur and fertilizers	439.3	447.1		460.0		417.4		401.3
Forest products	316.4	333.9		322.0		328.8		360.3
Industrial and consumer products (3)	603.8	542.9		481.4		459.9		485.2
Intermodal (3)	1,256.8	1,161.1		1,034.7		926.4		855.4
Automotive	314.4	298.0		288.5		304.2		332.4

	4,427.3	4,266.3		3,785.1		3,525.1		3,508.5
Other (3) (4) (6)	155.9	125.3		117.8		135.6		157.1

Total revenues (4) (6)	4,583.2	4,391.6		3,902.9		3,660.7		3,665.6
Operating expenses
Compensation and benefits	1,327.6	1,322.1		1,261.5		1,166.4		1,143.8
Fuel	650.5	588.0		440.0		393.6		358.3
Materials	212.9	203.3		178.5		179.2		168.7
Equipment rents	181.2	210.0		218.5		238.5		255.4
Depreciation	464.1	445.1		407.1		372.3		340.2
Purchased services and other	618.3	621.6		610.7		583.6		555.6

Total operating expenses, before other specified items (4) (6)	3,454.6	3,390.1		3,116.3		2,933.6		2,822.0

Operating income, before other specified items (4) (6)	1,128.6	1,001.5		786.6		727.1		843.6
Other charges, before foreign exchange gains and losses on long-term debt and other specified items (4) (5) (6)	27.8	18.1		36.1		33.5		21.8
Interest expense	194.5	204.2		218.6		218.7		242.2
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items (4) (5) (6)	278.8	250.8		172.4		147.0		181.1

Income, before foreign exchange gains and losses on long-term debt and other specified items (4) (5) (6)	627.5	528.4		359.5		327.9		398.5

Foreign exchange gain (loss) on long-term debt (net of income tax) (5)	(7.2)	22.3		94.4		224.4		16.7
Other specified items (net of income tax) (4)	176.0	(7.7)		(42.8)		(153.2)		72.0

Net income	$796.3	$543.0		$411.1		$399.1		$487.2

(1) Certain comparative period figures have been restated for retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before vesting date.

(2) Restated. Effective January 1, 2004, CP adopted retroactively with restatement the Canadian Institute of Chartered Accountants’ new accounting standard for asset retirement obligations.

 2006 Annual Report      91

(3) In 2005, CP reclassified from “Other” revenue certain intermodal-related revenue items consisting of container storage revenue and terminal service fees as part of the intermodal line of business. Also, items relating to food and consumer products have been reclassed from the intermodal group to the renamed Industrial and Consumer Products group.

(4) Before other specified items as follows: For 2006, a $176.0-million income tax benefit was recorded due to Federal and Provincial income tax rate reductions; for 2005, a $33.9-million ($20.6 million after tax) reduction to environmental remediation and a $44.2-million ($28.3 million after tax) special charge for labour restructuring; for 2004, a $19.0-million ($12.4 million after tax) reduction of a labour restructuring liability and a $90.9-million ($55.2 million after tax) special charge for environmental remediation; for 2003, a $215.1-million ($141.4 million after tax) special charge for labour restructuring and asset impairment, a $28.9-million ($18.4 million after tax) for a loss on transfer of assets to an outsourcing firm, a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions; for 2002, $72.0 million in income tax recoveries associated with a favourable court ruling related to prior years’ taxes.

(5) Before foreign exchange gain (loss) on long-term debt as follows: for 2006, a $0.1-million ($7.2 million after tax) foreign exchange loss on long-term debt; for 2005, a $44.7-million ($22.3 million after tax) foreign exchange gain on long-term debt; for 2004, a $94.4-million ($94.4 million after tax) foreign exchange gain on long-term debt; for 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt; for 2002, a $13.4-million ($16.7 million after tax) foreign exchange gain on long-term debt.

(6) These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CP’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CP.
SHAREHOLDER INFORMATION
Common Share Market Prices

	2006		2005
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low

First Quarter	60.85	45.55	46.52		38.70
Second Quarter	65.17	52.55	46.88		41.46
Third Quarter	57.97	51.05	50.49		41.79
Fourth Quarter	65.29	54.95	52.70		46.60

Year	65.29	45.55	52.70		38.70

New York Stock Exchange (U.S. dollars)	High	Low	High	Low

First Quarter	53.00	39.10	38.05		31.52
Second Quarter	57.73	47.10	37.85		33.60
Third Quarter	52.17	44.85	43.40		33.71
Fourth Quarter	57.32	48.75	45.34		39.56

Year	57.73	39.10	45.34		31.52

Number of registered shareholders at year end					18,497
Market prices at year end
Toronto Stock Exchange				CDN$	61.40
New York Stock Exchange				US$	52.76

          92      2006 Annual Report

Shareholder Administration
Common Shares
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for the Common Shares in the United States.
For information concerning dividends, lost share certificates, estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-877-427-7245 toll free North America or International (514) 982-7555, or by email at service@computershare.com; or write to:
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1
4 % Consolidated Debenture Stock
Inquiries with respect to Canadian Pacific Railway Company’s 4 % Consolidated Debenture Stock should be directed as follows:
For stock denominated in U.S. currency – The Bank of New York at (212) 815-5213 or by e-mail at nkercado@bankofny.com;
and
For stock denominated in pounds sterling – BNY Trust Company of Canada at (416) 933-8504 or by e-mail at mredway@bankofny.com.
Market for Securities
The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock of Canadian Pacific Railway Company is listed on the London, England Stock Exchange (sterling) and on the New York Stock Exchange (U.S. currency).
Trading Symbol
Common Shares – CP
Duplicate Annual Reports
While every effort is made to avoid duplication, some Canadian Pacific Railway Limited registered shareholders may receive multiple copies of shareholder information mailings such as this Annual Report. Registered shareholders who wish to consolidate any duplicate accounts which are registered in the same name are requested to write to Computershare Investor Services Inc.
Direct Deposit of Dividends
Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends directly deposited into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders may obtain a direct deposit enrollment form from Computershare Investor Services Inc.

 2006 Annual Report      93

Corporate Governance
Canadian Pacific’s Board of Directors and its management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.
A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2007 Annual Meeting of Shareholders.
Governance Standards
Any significant differences between the Corporation’s corporate governance practices and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”) are set forth on Canadian Pacific Railway Limited’s website www.cpr.ca under “Governance”.
Chief Executive Officer and Chief Financial Officer Certification
The certifications (the “302 Certifications”) of the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of Multilateral Instrument 52-109.

          94      2006 Annual Report

DIRECTORS AND
COMMITTEES

Stephen E. Bachand (2) (4)* (5)
Retired President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida
John E. Cleghorn, O.C., F.C.A. (2)*
Chairman
Canadian Pacific Railway Limited
and SNC-Lavalin Group Inc.
Toronto, Ontario
Tim W. Faithfull (2) (3) (4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, Oxfordshire, England
Fred J. Green
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta
The Honourable John P. Manley (1) (2) (5)
Senior Counsel
McCarthy Tétrault LLP
Ottawa, Ontario
Linda J. Morgan (2) (3) (4)
Partner
Covington & Burling LLP
Bethesda, Maryland
Dr. James R. Nininger (2) (3) (4)
Retired President and Chief Executive Officer
The Conference Board of Canada
Ottawa, Ontario

Madeleine Paquin (1) (2) (3)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec
Michael E.J. Phelps, O.C. (2) (4) (5)*
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia
Roger Phillips, O.C. (1)* (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan
Hartley T. Richardson (1) (2) (5)
President and Chief Executive Officer
James Richardson & Sons Limited
Winnipeg, Manitoba
Michael W. Wright (1) (2) (3)*
Retired Chairman of the Board
and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida
(1) Audit, Finance and Risk Management Committee

(2) Corporate Governance and Nominating Committee

(3) Environmental and Safety Committee

(4) Management Resources and Compensation Committee

(5) Pension Trust Fund Committee

* denotes chairman of the committee

 2006 Annual Report      95

SENIOR OFFICERS
OF THE COMPANY
John E. Cleghorn, O.C., F.C.A.
Chairman of the Board Toronto, Ontario

1	Fred J. Green (1)
President and Chief Executive Officer Calgary, Alberta

2	Michael R. Lambert (1)
Executive Vice-President and Chief Financial Officer Calgary, Alberta

3	Neal R. Foot(1)
Executive Vice-President, Operations Calgary, Alberta

4	Marcella M. Szel (1)
Senior Vice-President, Marketing and Sales Calgary, Alberta

5	Brock M. Winter (1)
Senior Vice-President, Operations Calgary, Alberta

6	Allen H. Borak (1)
Vice-President, Business Information and Technology Services Calgary, Alberta

7	Donald B. Campbell (1)
Vice-President, Corporate Planning Calgary, Alberta
8	Paul A. Guthrie, Q.C. (1)
Vice-President, Law Municipal District of Rocky View, Alberta

9	Jane A. O’Hagan (1)
Vice-President, Strategy and External Affairs Calgary, Alberta

10	Jonathan R. Legg (1)
Vice-President, Strategic Sourcing Group Calgary, Alberta

11	R. Andrew Shields (1)
Vice-President, Human Resources and Industrial Relations Calgary, Alberta

Paul Clark
Vice-President, Communications and Public Affairs Calgary, Alberta

Brian W. Grassby
Vice-President and Comptroller Calgary, Alberta

Tracy A. Robinson
Vice-President and Treasurer Calgary, Alberta

Donald F. Barnhardt
Corporate Secretary Calgary, Alberta

(1) Management Committee of Canadian Pacific Railway Company

Front cover, left to right Serge Poirier, Frank Devine, Tracy D. Harris, Bhupinder Singh Mavi, Peter H. Brown
Back cover, left to right Todd Driediger, Victor Chu, Sakina Ali, Anela Nikić
Inside front cover, left to right Rodrigo Simoes, Brian Nelson, Steve Ryan, Nancy Read
Page 2 Alberta Thermite Welding Gang
Page 4, left to right Murray Hamilton, Yasintha Vivekanandarajah, Jill Klusa, Larry Appleyard

designed and produced by smith + associates www.smithandassoc.com Please recycle.

          96      2006 Annual Report

2007 Annual Meeting

The Annual Meeting of Shareholders will be held on Friday, May 11, 2007, at the Fairmont Palliser Hotel located at 133 - 9th Avenue S.W., Calgary, Alberta, at 9:00 a.m., Mountain Time.

Shareholder Services

Shareholders having inquiries or wishing to obtain copies of the Corporation's Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to: Shareholder Services, Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4

Investor Relations

Financial information, including Canadian Pacific's Investor Fact Book, is available under the Investor Section on CP's Web site at www.cpr.ca.

Communications and Public Affairs

Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au: Vice-président exécutif et chef des services financiers, Canadian Pacific, Suite 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta T2P 4Z4

CANADIAN PACIFIC