Form 40-F
period 2007-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2008-03-19
CIK 16875, 1166893

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007

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
C T Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of Agent for Service of Registrant in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

Common Shares, without par value, of Canadian Pacific Railway Limited	New York Stock Exchange

Common Share Purchase Rights of Canadian Pacific Railway Limited	New York Stock Exchange

Perpetual 4% Consolidated Debenture Stock of Canadian Pacific Railway Company	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At December 31, 2007, 153,269,328 Common Shares of Canadian Pacific Railway Limited were issued and outstanding. At December 31, 2007, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company were issued and outstanding.
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

PRIOR FILINGS MODIFIED AND SUPERSEDED
          The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2007, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited); and Form S-8 No. 333-140955 (Canadian Pacific Railway Limited).
          The documents (or portions thereof) identified under the heading “Documents Filed as Part of This Report” below as forming part of this Form 40-F are incorporated by reference into the Registration Statement on Form F-9 No. 333-142347 (Canadian Pacific Railway Company) as exhibits thereto.
CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Audited Annual Financial Statements
          For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 57 through 109 of the Registrant’s 2007 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 24 — Reconciliation of Canadian and United States generally accepted accounting principles on pages 99 through 109 of such 2007 Annual Report.
B. Management’s Discussion and Analysis
          For management’s discussion and analysis, see pages 9 through 56 of the Registrant’s 2007 Annual Report incorporated by reference and included herein.
          For the purposes of this Annual Report on Form 40-F, only pages 9 through 109 of the Registrant’s 2007 Annual Report referred to above shall be deemed filed, and the balance of such 2007 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.
DISCLOSURE CONTROLS AND PROCEDURES
          As of December 31, 2007, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2007, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
          For management’s report on internal control over financial reporting, see page 57 of the Registrant’s 2007 Annual Report, incorporated by reference and included herein.

          The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report on pages 58 and 59 of the Registrant’s 2007 Annual Report.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
          During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrants’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrants’ internal control over financial reporting.
CODE OF BUSINESS ETHICS
          The Registrants’ Code of Business Ethics was revised in late 2003 to ensure that it was in compliance with the corporate governance standards of the New York Stock Exchange (“NYSE Standards”) and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behavior. In October 2007, the boards of the Registrants approved an addition to the Code concerning the retention of records. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All Directors have signed acknowledgements that they have read, understood and agree to comply with the Code. Commencing in 2006 the Registrant introduced mandatory annual on-line ethics training for all officers and non-union employees. As part of the on-line ethics training officers and non-union employees are annually required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.
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
EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS
The independent directors met in executive sessions without management present at every meeting of the board, held up to May 11, 2007, as the Corporate Governance and Nominating Committee. Following that date the independent directors met in camera without management present at the beginning and end of each meeting of the board of directors as well as at the beginning and end of each committee meeting.
Interested parties may communicate directly with Mr. J.E. Cleghorn, the chair of both the Corporate Governance and Nominating Committee and the boards of the Registrants, who presided at such executive sessions, by writing to him at the following address, and all communications received at this address will be forwarded to him:
Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 — 9th Avenue S.W.
Calgary, Alberta
Canada, T2P 4Z4
AUDIT COMMITTEE FINANCIAL EXPERTS
          The following individuals comprise the current membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:
Krystyna T. Hoeg
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
SERVICE ON OTHER PUBLIC COMPANY AUDIT COMMITTEES
          Krystyna T. Hoeg serves on three public company audit committees, in addition to the Audit Committees of the two Registrants. Each Registrant’s board has determined that no director who serves on more than two public company audit committees in addition to its own Audit Committee shall be eligible to serve as a member of the Audit Committee of that Registrant, unless that Registrant’s board determines that such simultaneous service would not impair the ability of such member to effectively serve on that Registrant’s Audit Committee. For purposes of calculating the aggregate number of public company audit committees on which a director serves, each Registrant is counted as a separate public company.
          The boards of the Registrants have determined that the service of Ms. Hoeg on the audit committees of three public companies in addition to the two Registrants does not impair her ability to effectively serve on the Audit Committees of the Registrants, for the following reasons:
•	Two of the public company audit committees on which Ms. Hoeg serves are the Audit Committees of the Registrants. As Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited, and the latter company carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in Canadian Pacific Railway Company, the workload of the Audit Committees is essentially equivalent to the workload of one public company audit committee; and

•	Ms. Hoeg, 58, is the former chief executive officer of a large public company and the former chief financial officer of a large public company and has been designated as an audit committee financial expert for the Registrants. As a result, she no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to her role on the Audit Committees of the Registrants considerable business experience and a highly-focused and effective approach to audit-related matters.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
          Fees payable to the Registrants’ independent auditor, PricewaterhouseCoopers, LLP for the years ended December 31, 2007, and December 31, 2006, totaled $3,433,980 and $2,824,200, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2007	December 31, 2006
Audit Fees	$2,391,600	$2,118,000
Audit-Related Fees	$619,780	$438,900
Tax Fees	$422,600	$267,300
All Other Fees	$0	$0

TOTAL	$3,433,980	$2,824,200

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
Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; special attestation services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002; due diligence services related to potential business acquisition targets; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and US Accounting Guidelines, securities regulations, and/or laws.
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
All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2007 and 2006, there were no services in this category.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY
INDEPENDENT AUDITORS
          The Audit Committee of each Registrant has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to the Registrants by their independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by their independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. The Vice-President and Comptroller of the Registrants must submit to the Audit Committee at least quarterly a report of all services performed or to be performed by the independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors. The Chief Internal Auditor for the Registrants monitors compliance with this policy.

OFF-BALANCE SHEET ARRANGEMENTS
          A description of the Registrants’ off-balance sheet arrangements is set forth on pages 39 and 40 of the Registrants’ 2007 Annual Report incorporated by reference and included herein.
TABLE OF CONTRACTUAL COMMITMENTS
          The table setting forth the Registrants’ contractual commitments is set forth on page 41 of the Registrants’ 2007 Annual Report incorporated by reference and included herein.
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
B. Consent to Service of Process
          A Form F-X signed by Canadian Pacific Railway Limited and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000. A Form F-X/A signed by Canadian Pacific Railway Company and its agent for service of process was filed with the Commission on March 19, 2008 together with this Annual Report on Form 40-F.
SIGNATURES
          Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
Signed “Donald F. Barnhardt”
Name:	Donald F. Barnhardt
Title:	Corporate Secretary

Date: March 19, 2008

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2007.

2.	Annual Report of the Registrant for the year ended December 31, 2007, including Management’s Discussion and Analysis, Management’s Report on Internal Control over Financial Reporting and the Audited Consolidated Financial Statements of the Registrant as of December 31, 2007 and for each of the three years then ended[1].
EXHIBITS
A.	Consent of PricewaterhouseCoopers, Independent Auditors.

B.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

[1]	For the purposes of this Annual Report on Form 40-F, only pages 9 through 109 of the Registrant’s 2007 Annual Report referred to above shall be deemed filed, and the balance of such 2007 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

CANADIAN PACIFIC
IN MOTION 2007 ANNUAL INFORMATION FORM

Table Of Contents

SECTION 1: CORPORATE STRUCTURE
1.1 NAME, ADDRESS AND INCORPORATION INFORMATION	2

SECTION 2: INTERCORPORATE RELATIONSHIPS
2.1 PRINCIPAL SUBSIDIARIES	3

SECTION 3: GENERAL DEVELOPMENT OF THE BUSINESS
3.1 RECENT DEVELOPMENTS	4

SECTION 4: DESCRIPTION OF THE BUSINESS
4.1 OUR BACKGROUND AND NETWORK	5
4.2 STRATEGY	5
4.3 PARTNERSHIPS, ALLIANCES AND NETWORK EFFICIENCY	5
4.4 NETWORK AND RIGHT-OF-WAY	6
4.5 QUARTERLY TRENDS	9
4.6 BUSINESS CATEGORIES	9
4.7 REVENUES	9
4.8 RAILWAY PERFORMANCE	12
4.9 FRANCHISE INVESTMENT	13
4.10 INTEGRATED OPERATING PLAN	13
4.11 INFORMATION TECHNOLOGY	14
4.12 LABOUR PRODUCTIVITY AND EFFICIENCY	15
4.13 BUSINESS RISKS & ENTERPRISE RISK MANAGEMENT	15
4.14 INDEMNIFICATIONS	15
4.15 SAFETY	15
4.16 ENVIRONMENTAL PROTECTION	16
4.17 INSURANCE	17

SECTION 5: DIVIDENDS
5.1 DECLARED DIVIDENDS AND DIVIDEND POLICY	18

SECTION 6: CAPITAL STRUCTURE
6.1 DESCRIPTION OF CAPITAL STRUCTURE	19
6.2 SECURITY RATINGS	20

SECTION 7: MARKET FOR SECURITIES
7.1 STOCK EXCHANGE LISTINGS	22
7.2 TRADING PRICE AND VOLUME	22

SECTION 8: DIRECTORS AND OFFICERS
8.1 DIRECTORS	23
8.2 CEASE TRADE ORDERS	24
8.3 SENIOR OFFICERS	25
8.4 SHAREHOLDINGS OF DIRECTORS AND OFFICERS	27
8.5 ANNOUNCEMENTS	27

SECTION 9: LEGAL PROCEEDINGS	28

SECTION 10: TRANSFER AGENTS	29
10.1 TRANSFER AGENT	29

SECTION 11: INTERESTS OF EXPERTS	30

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE
12.1 COMPOSITION OF THE AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE AND RELEVANT EDUCATION AND EXPERIENCE	31
12.2 PRE-APPROVAL OF POLICIES AND PROCEDURES	32
12.3 AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE CHARTER	32
12.4 AUDIT AND NON-AUDIT FEES AND SERVICES	37

SECTION 13: ADDITIONAL INFORMATION
13.1 ADDITIONAL COMPANY INFORMATION	39
All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.
February 19, 2008

SECTION 1: CORPORATE STRUCTURE

In this AIF, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require.
1.1 Name, Address and Incorporation Information
Canadian Pacific Railway Limited was incorporated on June 22, 2001, as 3913732 Canada Inc. pursuant to the Canada Business Corporations Act (“the CBCA”). On July 20, 2001, CP amended its Articles of Incorporation to change its name to Canadian Pacific Railway Limited. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) whereby it distributed to its common shareholders all of the shares of newly formed corporations holding the assets of four of CPL’s five primary operating divisions. The transfer of Canadian Pacific Railway Company (“CPRC”), previously a wholly owned subsidiary of CPL, to CPRL was accomplished as part of a series of steps, pursuant to the terms of the Arrangement. The Arrangement was effected as an arrangement pursuant to section 192 of the CBCA.
Our registered office, executive offices and principal place of business are located at Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

SECTION 2: INTERCORPORATE RELATIONSHIPS

2.1 Principal Subsidiaries
The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

			Percentage of Non-
		Percentage of	Voting Securities
		Voting Securities	Beneficially Owned, or
	Incorporated	Held Directly or	over which Control or
Principal Subsidiary(1)	under the Laws of	Indirectly	Direction is Exercised

Canadian Pacific Railway Company	Canada	100%	Not applicable
Soo Line Corporation (2)	Minnesota	100%	Not applicable
Soo Line Railroad Company (3)	Minnesota	100%	Not applicable
Delaware and Hudson Railway Company, Inc. (2)	Delaware	100%	Not applicable
Mount Stephen Properties Inc.(4)	Canada	100%	Not applicable

(1)
This table does not include all of our subsidiaries. The assets and revenues of unnamed subsidiaries did not exceed 10% of the total consolidated assets or total consolidated revenues of CP individually, or 20% of the total consolidated assets or total consolidated revenues of CP in aggregate.

(2)	Indirect wholly owned subsidiary of Canadian Pacific Railway Company.
(3)	Wholly owned subsidiary of Soo Line Corporation.
(4)	Wholly owned subsidiary of Canadian Pacific Railway Company.
Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired in October 2007 and is 100% indirectly wholly owned by Soo Line Corporation. The purchase is subject to review and approval by the US Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust. Unless the context otherwise requires, the description of our business and assets in the AIF does not include the business and assets of DM&E.

SECTION 3: GENERAL DEVELOPMENT OF THE BUSINESS

3.1 Recent Developments
We continually seek to grow the value and scale of our core business through infrastructure-sharing and joint-service programs with other railways, strategic capital investment programs, strategic additions and operating plan strategies. Combined with the ongoing improvement of our locomotive fleet, these strategies facilitate more predictable and fluid train operations between major terminals.
In September 2007, the Company entered into an agreement to acquire all of the issued and outstanding shares of DM&E, a Class II railroad with approximately 2,500 miles of track in the US Midwest and primary customers in agri-products and merchandise. DM&E is connected to the CP network at Minneapolis, Chicago and Winona. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the Powder River Basin (“PRB”), which contains the largest deposit of low-cost, low-sulphur coal in North America. Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E. The purchase is subject to review and approval by the STB.
During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oilsands development.
In May 2006, we completed the sale of our 92.3-mile Latta subdivision in Indiana between Bedford and Fayette, near Terre Haute, to Indiana Rail Road Company. The sale, which closed in the second quarter of 2006, included trackage rights over CSX Corporation (“CSX”) rail lines from Chicago, Illinois, to Terre Haute, Indiana, and from Bedford to New Albany in Indiana, and over the Norfolk Southern Corporation (“NS”) line from New Albany to Louisville, Kentucky.
In January 2006, CP and Canadian National Railway Company (“CN”) entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of British Columbia (“B.C.”). Under the arrangement, CP is to operate the trains of both railways using CP crews from Boston Bar, B.C. to the terminals on the south shore of the Burrard Inlet in Vancouver, and return to North Bend, B.C. CN is to operate the trains of both railways using CN crews from Boston Bar to the terminals on the north shore of the Burrard Inlet and return to North Bend. CP is to provide all switching on the south shore of the Burrard Inlet, with the exception of the Burlington Northern Santa Fe Railway (“BNSF”) barge slip, and CN is to provide all switching on the north shore of the Burrard Inlet. In addition, CP is to operate some CN trains to or from the Roberts Bank port at Delta, B.C.
In 2005, a significant investment was made in the western portion of our rail network to improve trade and capacity between the Port of Vancouver in B.C. and the Canadian prairies. Western commodities, such as coal from the B.C. interior, and grain, sulphur and fertilizers from the prairies, are being transported to the west coast of Canada in growing volumes. Similarly, increased trade with China and other Asian countries generates additional volumes of containerized freight in this region. We expanded train capacity on our western rail network by 12%, or approximately four extra trains per day. The expansion work was completed on time and within budget. It included:
•	10 projects between Moose Jaw, Saskatchewan and Calgary, Alberta to extend sidings and lay sections of double track;

•	three projects in Alberta, between Edmonton and Calgary, to extend sidings and build a new siding; and

•	12 projects between Calgary and the Port of Vancouver to extend sidings and lay sections of double track.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

4.1 Our Background and Network
CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From our inception 127 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$319.3 million in revenues annually) providing rail and intermodal freight transportation services over a 13,200-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the US Midwest and Northeast regions.
We own approximately 9,000 miles of track. An additional 4,200 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,500 miles are located in western Canada, 2,200 miles in eastern Canada, 3,300 miles in the US Midwest and 1,200 miles in the US Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class I railways in North America, which allow us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port of Vancouver, B.C., respectively.
Our network accesses the US market directly through two wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the US Midwest; and the D&H, which operates between eastern Canada and major US Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, DC.
4.2 Strategy
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
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

4.3 Partnerships, Alliances and Network Efficiency
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
Recent Class I railway initiatives include:
•
a CP-CN directional running agreement over about 100 miles of parallel CP and CN track in Ontario between Waterfall (near Sudbury) and Parry Sound. The trains of both railways operate eastbound over CN’s line and westbound over our line;

•	a CP-CN haulage agreement under which we transport CN freight over about 300 miles of CP track in Ontario between Thunder Bay and Franz;

•	CP-CN initiatives in the Port of Vancouver Terminal and B.C. Lower Mainland;

•	a CP-NS trackage rights agreement to handle NS traffic over our D&H lines in the US Northeast; and

•	a CP-NS track connection at Detroit, Michigan that provides service between eastern Canada and the US Midwest.
We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.

SECTION 4: DESCRIPTION OF THE BUSINESS

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
4.4 Network and Right-of-Way
Our 13,200-mile network extends from the Port of Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the US industrial centres of Chicago, Illinois; Newark, New Jersey; Philadelphia, Pennsylvania; and New York City and Buffalo, New York.
Our network is composed of four primary corridors: Western, Southern, Central, and Eastern. These corridors are comprised of main lines, totalling approximately 4,750 miles, supported by secondary and branch rail lines (“feeder lines”) that carry traffic to and from the main lines.
4.4.1 The Western Corridor: Vancouver-Moose Jaw
Overview – The Western Corridor links Vancouver with Moose Jaw, which is the western Canadian terminus of our Southern and Central corridors. With service through Calgary, the Western Corridor is an important part of our routes between Vancouver and the US Midwest, and between Vancouver and central and eastern Canada.
Products – The Western Corridor is our primary route for bulk and resource products traffic from western Canada to the Port of Vancouver for export. We also handle significant volumes of international intermodal containers and domestic general merchandise traffic.
Feeder Lines – We support our Western Corridor with three significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port of Vancouver; the “Calgary-Edmonton-Scotford Route”, which provides rail access to central Alberta’s petrochemical industries and natural resources markets; and the

SECTION 4: DESCRIPTION OF THE BUSINESS

“Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Union Pacific Railroad Company (“UP”) at Kingsgate, B.C.
Connections – Our Western Corridor connects with UP at Kingsgate and with BNSF at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at Red Deer and Camrose, Alberta; Calgary; Edmonton; Kamloops, B.C.; and several locations in the Greater Vancouver Area.
Yards and Repair Facilities – We support rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. We also have major intermodal terminals at Vancouver, Calgary and Edmonton, and locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary and Moose Jaw.
Other – In 2005, we completed a series of capacity expansion projects in the Western Corridor, which increased capacity in this corridor by approximately four trains per day. These projects are discussed further in Section 3.0 in this AIF.
4.4.2 The Southern Corridor: Moose Jaw-Chicago
Overview – The Southern Corridor connects with the Western Corridor at Moose Jaw. By running south to Chicago through the twin cities of Minneapolis and St. Paul in Minnesota, and through Milwaukee, Wisconsin, we provide a direct, single-carrier route between western Canada and the US Midwest.
Products – Primary traffic categories transported on the Southern Corridor include intermodal containers from the Port of Vancouver, fertilizers, chemicals, grain, coal, and automotive and other agricultural products.
Feeder Lines – We support the Southern Corridor with a major feeder line connecting Glenwood, Minnesota, and Winnipeg, Manitoba. This line is both a gathering network for US grain and a route for Canadian fertilizers and merchandise traffic destined to the US.
We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota, and Superior, Wisconsin. This line provides an outlet for grain from the US Midwest to the grain terminals at these ports.
Prior to the second half of 2006, we provided service on a route from Chicago to Louisville, Kentucky, through a combination of operating rights and owned lines. General merchandise traffic and a significant amount of coal traffic from mines in southern Indiana move over this route, which was sold to Indiana Rail Road Company in the second quarter of 2006 (discussed further in Section 3.0).
Connections – Our Southern Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota, and with UP at St. Paul. We connect with CN at Minneapolis, Milwaukee and Chicago. Our Southern Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the US.
Yards and Repair Facilities – We support rail operations on the Southern Corridor with main rail yards in Chicago, St. Paul and Glenwood. We own 49% of the Indiana Harbor Belt Railroad Company, a switching railway serving Greater Chicago and northwest Indiana, and have two major intermodal terminals in Chicago and one in Minneapolis. In addition, we have a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago.
4.4.3 The Central Corridor: Moose Jaw-Toronto
Overview – The Central Corridor extends from Moose Jaw through Winnipeg to its eastern terminus at Toronto. We complement the Central Corridor with a secondary route in Ontario that is leased and operated by Ottawa Valley Railway. This secondary route connects Sudbury and Smiths Falls, Ontario, and expedites the movement of our traffic between Montreal and western Canada. Our Central Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via our Western Corridor. This is a key element of our transcontinental intermodal and other services. The Central Corridor also provides access to the Port of Thunder Bay, Ontario, Canada’s primary Great Lakes bulk terminal.
Products – Major traffic categories transported in the Central Corridor include Canadian grain, coal, forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.

SECTION 4: DESCRIPTION OF THE BUSINESS

Feeder Lines – We support the Central Corridor with a main feeder line connecting Edmonton with Winnipeg, through Saskatoon in Saskatchewan. This line is an important collector of Canadian grain and fertilizer.
Connections – The Central Corridor connects with BNSF at Emerson, Manitoba, and with a number of shortline railways. This corridor also connects with CN at Regina, Saskatoon, Winnipeg, Thunder Bay and Sudbury.
Yards and Repair Facilities – We support our rail operations in the Central Corridor with major rail yards at Saskatoon, Winnipeg, Toronto and Thunder Bay. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Thunder Bay, Winnipeg, Saskatoon and Regina.
We have major locomotive repair facilities at Winnipeg and Toronto and car repair facilities at Winnipeg, Thunder Bay and Toronto.
4.4.4 The Eastern Corridor
Overview – The Eastern Corridor provides an important link between the major population centres of eastern Canada, the US Midwest and the US Northeast. The corridor supports our market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the US Midwest. The Eastern Corridor consists of a route between Montreal and Detroit, which we own and maintain, coupled with a trackage rights arrangement on NS track between Detroit and Chicago and a long-term rail car haulage contract with CSX that links Detroit with our lines in Chicago.
Products – Major traffic categories transported in the Eastern Corridor include intermodal containers, automotive, forest, and industrial and consumer products, as well as truck trailers moving in drive-on/drive-off Expressway service between Montreal and Toronto.
Feeder Lines – The Eastern Corridor connects with important feeder lines. Our route between Montreal and Sunbury, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to New York City and Albany, New York; Philadelphia, Pennsylvania; Newark, New Jersey; and Washington, DC. The line between Guelph Junction, Ontario and Binghamton, including haulage rights over NS lines, links industrial southern Ontario with key US connecting rail carriers at Buffalo and with the Montreal-to-Sunbury line at Binghamton.
Connections – The Eastern Corridor connects with all major railways at Chicago. We also have major connections with NS at Detroit, Buffalo, and at Harrisburg and Allentown in Pennsylvania, and with CSX at Detroit, Buffalo, Albany, Philadelphia, and Washington D.C. In addition, our eastern corridor connects with CN at Montreal and at Toronto, Windsor and London in Ontario.
Yards and Repair Facilities – We support our Eastern Corridor with major rail yards and terminals in Chicago, Toronto, Montreal and Binghamton. There are also intermodal facilities in Montreal and Detroit, as well as a second intermodal facility in Toronto dedicated to serving the Eastern Corridor. Terminals for our Expressway service are located in Montreal and at Milton and Agincourt in the Greater Toronto area. We have locomotive and car repair facilities in Montreal and Binghamton, in addition to car repair facilities in Chicago and locomotive and car repair facilities in Toronto.
4.4.5 Right-of-Way
Our rail network is standard gauge, which is used by all major railways in Canada, the US and Mexico. Continuous welded rail is used on almost all of our mainline. All of the main corridors and primary feeder trackage consists of 100-pound or heavier rail, suitable for the movement of high-capacity 286,000-pound freight cars.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

4.5 Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
4.6 Business Categories
The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2007 compared with 2006:

Business Category	2007	2006

Bulk	44%	44%
Merchandise	27%	28%
Intermodal	29%	28%

4.7 Revenues
The following table summarizes our annual freight revenues since 2005:

Freight Revenues		Fiscal 2007		Fiscal 2006
(in $ millions, except for percentages)		Growth		Growth
	Fiscal	Rate as	Fiscal	Rate as	Fiscal
	2007	Compared	2006	Compared	2005
		to Fiscal		to Fiscal
Business Category		2006		2005

Bulk
Grain	939	3.8%	905	20.0%	754
Coal	573	(3.1)%	592	(18.8)%	729
Sulphur and fertilizers	502	14.3%	439	(1.8)%	447

Total bulk	2,014	4.0%	1,936	0.3%	1,930

Merchandise
Forest products	276	(12.8)%	316	(5.4)%	334
Industrial and consumer products	628	4.0%	604	11.2%	543
Automotive	319	1.5%	314	5.4%	298

Total merchandise	1,223	(0.9)%	1,234	5.0%	1,175

Intermodal.	1,318	4.9%	1,257	8.3%	1,161

Total freight revenues	4,555	2.9%	4,427	3.8%	4,266

4.7.1 Bulk
Our bulk business represented approximately 44% of total freight revenues in 2007.
4.7.1.1 Grain
Our grain business accounted for approximately 21% of total freight revenues in 2007.
Grain transported by CP consists of both whole grains, including wheat, corn, soybeans and canola, and processed products, such as canola meal, vegetable oil and flour.
Our grain business is centred in two key agricultural areas: the Canadian prairies (Alberta, Saskatchewan and Manitoba) and the Northern Plains states of North Dakota and Minnesota. Western Canadian grain is shipped primarily west to the Port of

SECTION 4: DESCRIPTION OF THE BUSINESS

Vancouver and east to the Port of Thunder Bay for export. Grain is also shipped to the US Midwest and to eastern Canada for domestic consumption. US-originated export grain traffic is shipped to ports at Duluth and Superior. In partnership with other railways, we also move grain to export terminals in the US Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the US Northeast or is interchanged with other carriers to the US Southeast, Pacific Northwest and California markets.
Railway rates for the movement of export grain from western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to Section 22.4.1 of our 2007 Management’s Discussion and Analysis (“MD&A”), which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca.
4.7.1.2 Coal
Our coal business represented approximately 12% of total freight revenues in 2007.
We handle mostly metallurgical coal destined for export through the Port of Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.
Our Canadian coal traffic originates mainly from mines in southeastern B.C. They are considered to be among the most productive, highest-quality metallurgical coal mines in the world. We move coal west from these mines to port terminals for export to world markets, the US for midwest markets, and east for consumption in steel-making mills along the Great Lakes.
In the US, we move primarily thermal coal from the PRB, which is interchanged to us from other carriers, for use in power-generating plants. Our US coal business also includes petroleum coke shipments to power-generating facilities.
4.7.1.3 Sulphur and Fertilizers
Sulphur and fertilizers business represented approximately 11% of total freight revenues in 2007.
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
Alberta’s oil and gas industry produces more than eight million tonnes of sulphur annually. We transport approximately half of the sulphur that enters international markets from Canada and we are the leading transporter of formed sulphur shipped from gas plants in southern Alberta to the Port of Vancouver. The two largest shipping points in southern Alberta are Shantz and Waterton and both are located on our rail lines. Currently, our export traffic is destined mainly to China, Australia and the US. In addition, we transport liquid sulphur from Scotford, Alberta, site of one of the largest refineries in the Edmonton area, and from other origins to the southeastern and northwestern US for use in the fertilizer industry.
Fertilizers
Fertilizers traffic consists primarily of potash and chemical fertilizers. Our potash traffic moves mainly from Saskatchewan to offshore markets through the ports of Vancouver, Thunder Bay and Portland, Oregon and to markets in the US. Chemical fertilizers are transported to markets in Canada and the northwestern US from key production areas in the Canadian prairies. Phosphate fertilizer is also transported from US and Canadian producers to markets in Canada and the northern US.
We provide transportation services from major potash and nitrogen production facilities in western Canada and have efficient routes to the major US markets. We also have direct service to key fertilizer distribution terminals, such as the barge facilities on the Mississippi River system at Minneapolis-St. Paul, as well as access to Great Lakes vessels at Thunder Bay.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.7.2 Merchandise
Our merchandise business represented approximately 27% of total freight revenues in 2007.
Merchandise products move in trains of mixed freight and in a variety of car types and service involves delivering products to many different customers and destinations. In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services.
4.7.2.1 Forest Products
Our forest products business represented approximately 6% of total freight revenues in 2007.
Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and Oriented Strand Board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.
4.7.2.2 Industrial and Consumer Products
Our industrial and consumer products business represented approximately 14% of total freight revenues in 2007.
Industrial and consumer products traffic includes an array of commodities grouped as plastics, aggregates, minerals, carload food products, metals, steel, chemicals and energy-related products.
Our industrial and consumer products traffic is widely dispersed throughout North America, with large bases in Alberta, Ontario, Quebec and the US Midwest. The location of mines, steel mills and aggregate facilities adjacent to our rail lines provides for the convenient shipment of a diverse group of industrial products for a wide range of customers. We transport products to destinations throughout North America, including to and from ports. We also participate in the movement of products from the US to Canadian destinations, including chemicals originating in and around the Gulf Coast and destined to points in eastern Canada.
4.7.2.3 Automotive
Our automotive business represented approximately 7% of total freight revenues in 2007.
Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. We transport finished vehicles from US and Canadian assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. We also move imported vehicles from tidewater ports to retail markets in Canada and the US Midwest. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada, in Minnesota, and in the US.
4.7.3 Intermodal
Our intermodal business accounted for approximately 29% of total freight revenues in 2007.
Domestic intermodal freight consists primarily of manufactured consumer products moving in containers. International intermodal freight moves in marine containers between ports and North American inland markets.
Domestic Intermodal
Our domestic intermodal segment consists primarily of long-haul intra-Canada and cross-border business. Key service factors in domestic intermodal include consistent on-time delivery, the ability to provide door-to-door service and the availability of value-added services. The majority of our domestic intermodal business originates in Canada where we market our services directly to retailers, providing complete door-to-door service and maintaining direct relationships with our customers. In the US, our service is delivered mainly through wholesalers.
International Intermodal
Our international intermodal business consists primarily of containerized traffic moving between the ports of Vancouver, Montreal, New York and Philadelphia and inland points across Canada and the US.
We are a major carrier of containers moving via the ports of Montreal and Vancouver. Import traffic from the Port of Vancouver is mainly long-haul business destined for eastern Canada and the US Midwest and Northeast, and our trans-Pacific service offers

SECTION 4: DESCRIPTION OF THE BUSINESS

the shortest route between the Port of Vancouver and Chicago. We work closely with the Port of Montreal, a major year-round East Coast gateway to Europe, to serve markets primarily in Canada and the US Midwest. Our US Northeast service connects eastern Canada with the ports of Philadelphia and New York, offering a competitive alternative to trucks.
Recent investments in terminals and track infrastructure as well as operating and service initiatives have enhanced our strategic position for future growth.
4.7.4 Other Business
We earn additional revenues through the sale and lease of assets. Other arrangements include infrastructure and operating agreements with government-sponsored commuter rail authorities and contracts with passenger service operators.
4.7.5 Significant Customers
At December 31, 2007, one customer comprised 11.5% of total revenues and 6.2% of total accounts receivable. At December 31, 2006 and 2005, the same customer comprised 11.5% and 14.5% of total revenues and 5.6% and 8.0% of total accounts receivable, respectively.
4.8 Railway Performance
We focus on safety, franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies based on industry-recognized performance indicators:
4.8.1 Performance Indicators

		Year Ended December 31
Performance Indicators(1)(2)	2007	2006	2005	2004	2003

Safety indicators
FRA personal injuries per 200,000 employee-hours(3)	2.1	2.0	2.4	2.7	3.1
FRA train accidents per million train-miles(4)	2.0	1.6	2.3	2.1	1.8
Efficiency and other indicators
Gross ton-miles (GTM) (millions)(5)	246,322	236,405	242,100	236,451	221,884
Car miles per car day(6)	142.3	137.3	124.0	119.0	N/A
US gallons of locomotive fuel per 1,000 GTMs – freight and yard(7)	1.21	1.20	1.18	1.20	1.24
Terminal dwell (hours)(8)	22.2	20.8	25.8	24.9	N/A
Average train speed (miles per hour)(9)	23.2	24.8	22.0	22.7	22.7
Number of active employees – end of period(10)	15,382	15,327	16,295	15,637	15,645
Freight revenue per RTM (cents)(11)	3.52	3.60	3.40	3.06	3.08

(1)
Revenue ton-miles (“RTM”) (millions), GTMs per average active employee (thousands), and GTM per mile of road operated, excluding track on which CP has haulage rights (thousands) are no longer reported.

(2)	Certain prior period figures have been updated to reflect new information.

(3)
US Federal Railroad Administration (“FRA”) personal injuries per 200,000 employee-hours measures the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

(4)
FRA train accidents per million train-miles measures the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,200 in damage.

(5)
Gross ton-miles of freight measure the movement of total train weight over a distance of one mile. (Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.)

(6)
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

(7)
US gallons of locomotive fuel per 1,000 GTMs – freight and yard measures the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

(8)
Terminal dwell (hours) measures the average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a

SECTION 4: DESCRIPTION OF THE BUSINESS

customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

(9)
The average train speed measures average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

(10)
The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

(11)	Freight revenue per RTM (cents) measures the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.
4.9 Franchise Investment
Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals), locomotives, information technology, freight cars and other equipment. We invested approximately $2.6 billion in our core assets from 2005 to 2007, with annual capital spending over this period averaging approximately 19% of revenues. This included approximately $1.8 billion invested in track and facilities, $0.3 billion in locomotives, $0.1 billion in information technology and $0.4 billion in freight cars and other equipment.
4.9.1 Locomotive Fleet
We continue to upgrade our locomotive fleet by acquiring high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 697 AC locomotives. While AC locomotives represent approximately 63% of our road-freight locomotive fleet, they handle about 82% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance. It has also allowed us to remove from service 910 older less-efficient locomotives and to more efficiently utilize our repair and maintenance facilities.
Following is a synopsis of our owned and leased locomotive fleet:
Number of Locomotives (owned and leased)

	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total

0-5	311	–	–	–	311
6-10	303	–	–	–	303
11-15	83	–	–	–	83
16-20	–	67	–	–	67
Over 20	–	343	269	256	868

Total	697	410	269	256	1,632

4.9.2 Railcar Fleet
We own, lease or manage approximately 48,000 freight cars. Approximately 20,000 are owned by CP, 7,300 are hopper cars owned by Canadian federal and provincial government agencies, and 20,700 are leased. Long-term leases on approximately 3,500 cars are scheduled to expire during 2008, and the leases on approximately 5,300 additional cars are scheduled to expire before the end of 2012.
Our covered hopper car fleet, used for transporting regulated grain, consists of owned, leased and managed cars. A portion of the fleet used to transport export grain is leased from the Government of Canada, with whom we completed a new operating agreement in 2007.
4.10 Integrated Operating Plan
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

SECTION 4: DESCRIPTION OF THE BUSINESS

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
We are committed to continuously improve scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth. During 2007, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
4.11 Information Technology
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
During 2007 we continued to enhance our shipment management systems to improve service to our customers. Key improvements included better tools for yard management and improved train marshalling for safer operations. For 2008, we will implement improved inventory reporting using wireless technology and introduce the capability for customers to request cars and related services directly over the Internet.
In the marketing and sales area we implemented a new system called Price Right 3 which allows our bulk and automotive account managers to provide fast, accurate quotes to their customers. We will extend this capability to our merchandise customers in 2008 and allow all customers to access the tool directly over the Internet. In the intermodal line of business we implemented the TRIEX system at 11 terminals. TRIEX provides customer self-service including proof of delivery and full shipment tracking. During 2008 we will complete the rollout of the system and implement the functionality that provides more sophisticated pricing options and simplified billing processes. In addition, we will begin a multi-year initiative to upgrade our e-business website to provide improved capabilities and ease of use to our customers in 2008.
During 2007, we signed two significant outsourcing contracts that will see our application development and support activities provided by a global delivery model. As well as improving the effectiveness and efficiency of project delivery and application support, this initiative is expected to improve CP’s level of process maturity by leveraging the experience and best practices of industry leaders.
The Shipment Suite of applications is the primary toolset used in the design, planning and execution of our IOP. During 2006, improvements were made to these applications to support the Yard Operating Plan, improve train line-up accuracy, reduce train marshalling exceptions and smooth the customer empty order process. We implemented the first phase of our new crew management application which automated outbound calls for duty to the running trades employees in Canada and the US. For engineering services we provided a new application that allows on-line bidding for positions and electronically matches employees to positions based on their bids, seniority and qualifications.
During 2005, we completed the implementation of TYES, a new yard inventory management system. Using waybill information, TYES triggers classification instructions from CP’s trip planning system so that individual shipments are matched to freight car blocks, which in turn are matched to trains. The result is optimized routing and improved fluidity in CP freight yards. A trip plan is created for each customer’s shipment and integrated with train planning and yard applications to ensure that the instructions issued for the customer’s shipment are consistent with the information given to the customer. With TYES fully implemented, we have completed our Service Excellence suite of operating systems. These operating systems manage the overall movement of our customers’ shipments and provide railway managers with highly reliable data on shipment performance, transit times,

SECTION 4: DESCRIPTION OF THE BUSINESS

connections with other trains, train and yard capacities, and locomotive requirements. This data is used to make adjustments to the IOP to achieve specific service and productivity targets and ensure all design objectives are achieved.
During 2005, we signed a license agreement with SAP Canada to leverage use of its software to functions beyond managing assets and expenditures, such as revenue management, supplier management and pricing. This agreement was extended at the end of 2007 for two more years.
4.12 Labour Productivity and Efficiency
We continually take steps to improve the effectiveness of our organizational structure in order to increase productivity and efficiency. We have been improving communication and decision-making, simplifying the organization’s management structure, and increasing the responsibility given to management personnel. We regularly review our organizational processes, workforce needs and related organizational costs with a focus on improving the productivity and efficiency of our workforce while reducing expenses.
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
Running trades productivity has been improved in 2006 and 2007 by executing a scheduled railway through our IOP.
In order to stimulate and reward employee participation in our efficiency initiatives, we have implemented a number of incentive-based compensation programs designed to allow eligible unionized and non-unionized employees to share in the profits they help generate.
4.13 Business Risks & Enterprise Risk Management
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. The risks and our enterprise risk management are discussed in Section 22.0 of our 2007 MD&A, which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca.
4.14 Indemnifications
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2007, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
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
4.15 Safety
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict US FRA reporting requirements used by all Class I railways in Canada and the US.
The FRA personal injury rate per 200,000 employee-hours was 2.1 in 2007 compared with 2.0 in 2006 and 2.4 in 2005. The FRA train accident rate in 2007 was 2.0 accidents per million train-miles, compared with 1.6 and 2.3, respectively, in 2006 and 2005.
Our Health, Safety, Security and Environment Committee provides ongoing focus, leadership, commitment and support for efforts to improve the safety of our operations as well as the safety and health of our employees. The committee is comprised of

SECTION 4: DESCRIPTION OF THE BUSINESS

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
4.16 Environmental Protection
We have implemented a comprehensive Environmental Management System, which uses the five elements of the ISO 14001 standard – policy, planning, implementation and operation, checking and corrective action, and management review – as described below.
4.16.1 Policy
We have adopted an Environmental Protection Policy and continue to develop and implement policies and procedures to address specific environmental issues and reduce environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.
Our partnership in Responsible Care® is a key part of our commitment as we strive to be a leader in railway and public safety. Responsible Care®, an initiative of the Canadian Chemical Producers Association (“CCPA”) in Canada and the American Chemistry Council (“ACC”) in the US, is an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care® involves a public commitment to continually improve the industry’s environmental, health and safety performance. We successfully completed our first Responsible Care® external verification in June 2002 and were granted “Responsible Care® practice-in-place” status. We were successfully re-verified in 2005. We are scheduled for our first concurrent CCPA and ACC verification in June 2008.
4.16.2 Planning
We prepare an annual Corporate Environmental Plan, which includes details of our environmental goals and objectives as well as high-level strategies and tactics. The plan is used by various departments to integrate key corporate environmental strategies into their business plans.
4.16.3 Implementation and Operation
We have developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. Our environmental specialists and consultants lead these programs.
Our focus is on preventing spills and other incidents that have a negative impact on the environment. As a precaution, we have established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, we regularly update and test emergency preparedness and response plans. We have taken a proactive position on the remediation of historically impacted sites and have an accounting accrual for environmental costs that extends to 2017.
4.16.4 Environmental Contamination
In the fourth quarter of 2004, we recorded a $90.9-million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a CP-owned property in the US, which includes areas previously leased to third parties.
In the third quarter of 2005, we reached a binding settlement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at the aforementioned property in the US. The lawsuit against this other party has been dismissed and the party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.
As a result of the settlement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement with the other responsible party became known.

SECTION 4: DESCRIPTION OF THE BUSINESS

We continue to be responsible for remediation work on portions of the property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be $29.6 million.
4.16.5 Checking and Corrective Action
Our environmental audit comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and conformance to our policies, which are based on legal requirements and accepted industry standards. Audits are scheduled based on risk assessment for each facility and are led by third-party environmental audit specialists supported by our environmental staff.
Audits are followed by a formal Corrective Action Planning process that ensures findings are addressed in a timely manner. Progress is monitored against completion targets and reported quarterly to senior management.
In 2007, our audit program was expanded to include health and safety and continues to evolve.
4.16.6 Management Review
Our Board of Directors’ Health, Safety, Security and Environment Committee conducts a semi-annual comprehensive review of environmental issues. An Environmental Lead Team, which is comprised of senior leaders of our Real Estate, Legal Services, Marketing and Sales, Finance, Operations, Supply Services, and Environmental Services departments, meets quarterly to review environmental matters.
4.16.7 Expenditures
We spent $39 million in 2007 for environmental management, including amounts spent for ongoing operations, capital upgrades and remediation.
4.17 Insurance
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

SECTION 5: DIVIDENDS

5.1 Declared Dividends and Dividend Policy
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date

$0.1325	March 25, 2005	April 25, 2005
$0.1500	June 24, 2005	July 25, 2005
$0.1500	September 30, 2005	October 31, 2005
$0.1500	December 30, 2005	January 30, 2006
$0.1875	March 31, 2006	April 24, 2006
$0.1875	June 30, 2006	July 31, 2006
$0.1875	September 29, 2006	October 30, 2006
$0.1875	December 29, 2006	January 29, 2007
$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008

Our Board of Directors is expected to give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Board of Directors is, however, under no obligation to declare dividends and the declaration of dividends is wholly within their discretion. Further, our Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

SECTION 6: CAPITAL STRUCTURE

6.1 Description of Capital Structure
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2007, no Preferred Shares had been issued.
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

SECTION 6: CAPITAL STRUCTURE

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

6.2 Security Ratings
The Company’s debt securities are rated annually by three approved rating organizations – Moody’s Investors Service, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited. Currently, our securities are rated as Investment Grade, shown in the table below:

Approved Rating Organization	Long-Term Debt Rating

Moody’s Investors Service	Baa3

Standard & Poor’s	BBB

Dominion Bond Rating Service	BBB

There is a negative outlook for the Company’s rating with Standard & Poor’s Corporation.
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

SECTION 6: CAPITAL STRUCTURE

Dominion
Moody’s	Standard &	Bond
Investors	Poor’s	Rating
Service		Service

Aaa	AAA	AAA	High Investment Grade

Aa1	AA+	AA(high)
Aa2	AA	AA
Aa3	AA-	AA(low)

A1	A+	A(high)
A2	A	A
A3	A-	A(low)

Baa1	BBB+	BBB(high)	Investment
Baa2	BBB	BBB	Grade
Baa3	BBB-	BBB(low)

Ba1	BB+	BB(high)
Ba2	BB	BB
Ba3	BB-	BB(low)

B1	B+	B(high)	Below
B2	B	B	Investment
B3	B-	B(low)	Grade

Caa	CCC	CCC

Ca	CC	CC

C	C	C

SECTION 7: MARKET FOR SECURITIES

7.1 Stock Exchange Listings
The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.
7.2 Trading Price and Volume
The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2007.

	Opening	High	Low	Closing	Number of	Volume of
Month	Price per	Price per	Price per	Price per	Trades	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded

January	61.62	64.99	60.06	64.45	48,063	13,687,800
February	63.94	66.33	61.25	62.45	44,202	11,770,064
March	62.00	65.47	62.00	64.95	45,279	11,961,990
April	64.95	73.48	63.75	70.29	45,116	10,518,675
May	70.45	78.18	69.30	76.30	52,142	13,389,179
June	76.30	78.48	71.23	73.57	51,376	11,821,049
July	74.09	91.00	73.46	78.50	83,495	29,889,129
August	77.75	79.75	67.50	74.20	70,002	16,211,933
September	74.00	74.48	67.37	70.00	55,234	14,415,927
October	69.97	73.00	64.60	66.48	78,263	18,612,443
November	66.00	67.37	59.48	66.64	75,264	16,350,039
December	65.54	69.06	62.59	64.22	61,665	12,209,864

The following table provides the monthly trading information for our Common Shares on the New York Stock Exchange during 2007.

	Opening	High	Low	Closing	Number of	Volume of
Month	Price per	Price per	Price per	Price per	Trades	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Performed	Traded

January	53.28	55.11	51.23	54.74	20,214	4,049,400
February	54.87	56.29	52.27	53.41	21,164	4,016,500
March	53.16	56.61	52.76	56.45	27,384	5,355,800
April	56.30	65.70	55.36	63.52	26,803	5,502,000
May	63.88	72.51	62.51	71.47	27,982	5,729,100
June	71.73	73.95	66.45	68.82	30,311	5,943,700
July	69.47	87.23	69.26	73.93	39,511	7,727,400
August	73.30	75.74	62.66	70.48	32,138	6,221,200
September	70.50	70.79	64.97	70.29	25,783	4,381,700
October	70.29	74.38	67.36	70.38	32,278	5,346,100
November	69.35	70.48	60.31	66.92	31,337	5,221,600
December	65.37	68.64	61.80	64.64	24,839	4,122,700

SECTION 8: DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.
8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within	Year of Annual Meeting
	the Preceding Five Years (1)	at which Term of Office
Expires (Director
Since)

S.E. Bachand (3)(5)(6) Ponte Vedra Beach, Florida, U.S.A.	Retired President and Chief Executive Officer, Canadian Tire Corporation, Limited (hard goods retailer specializing in automotive, sports and leisure and home products)	2008 (2001)

J.E. Cleghorn, O.C., F.C.A. (3) Toronto, Ontario, Canada	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)	2008 (2001)

T.W. Faithfull (4)(5) Oxford, Oxfordshire, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2008 (2003)

F.J. Green (4) Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited	2008 (2006)

K.T. Hoeg, C.A. (2)(4) Toronto, Ontario, Canada	Former President and Chief Executive Officer of Corby Distilleries Limited (spirits and wine)	2008 (2007)

The Hon. J.P. Manley (2)(6) Ottawa, Ontario, Canada	Senior Counsel, McCarthy Tétrault LLP (law firm)	2008 (2006)

L.J. Morgan (4)(5) Bethesda, Maryland, U.S.A.	Partner, Covington & Burling LLP (law firm)	2008 (2006)

M. Paquin (2)(5) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2008 (2001)

M.E.J. Phelps, O.C. (3)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2008 (2001)

R. Phillips, O.C.,S.O.M., F.Inst.P. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2008 (2001)

H.T. Richardson, O.C. (2)(6) Winnipeg, Manitoba, Canada	President and Chief Executive Officer, James Richardson & Sons, Limited (privately owned corporation)	2008 (2006)

M.W. Wright (2)(3)(4) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2008 (2001)

Notes:
(1)
T.W. Faithfull was President and Chief Executive Officer of Shell Canada Limited from April 1999 until July 2003. F.J. Green was President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from November 2005 until May 2006, Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from October 2004 until November 2005; Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company from January 2004 until October 2004 and Senior Vice-President, Marketing and Sales, Canadian Pacific Railway Company from April 2002 until January 2004. K. T. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited from October 1996 to February

SECTION 8: DIRECTORS AND OFFICERS

2007. The Hon. J.P. Manley was the Member of Parliament for Ottawa South from November 1988 until June 2004 and Chairman of the Ontario Power Generation Review Committee from December 2003 until March 2004.

(2)	Member of the Audit, Finance and Risk Management Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Health, Safety, Security and Environment Committee

(5)	Member of the Management Resources and Compensation Committee.

(6)	Member of the Pension Committee.
8.2 Cease Trade Orders
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

SECTION 8: DIRECTORS AND OFFICERS

8.3 Senior Officers
As at February 19, 2008, the following were executive officers of CPRL:

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

J.E. Cleghorn, O.C., F.C.A. Toronto, Ontario, Canada	Chairman	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)

F.J. Green Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company; Senior Vice-President, Marketing, Canadian Pacific Railway Company; Vice-President, Marketing, Canadian Pacific Railway Company

M.R. Lambert Calgary, Alberta, Canada	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President, Canadian Tire Corporation (retail goods); Divisional President, Mark’s Work Warehouse (retail goods)

K. B. McQuade Mesquite, Nevada, U.S.A.	Executive Vice- President and Chief Operating Officer	Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Information Officer, Norfolk Southern Railroad

M. M. Szel Calgary, Alberta, Canada	Senior Vice- President	Senior Vice-President, Canadian Pacific Railway Limited and Senior Vice-President, Marketing and Sales, Canadian Pacific Railway Company; Senior Vice-President Bulk Commodities and Government Affairs, Canadian Pacific Railway Company; Vice-President, Marketing and Sales – Bulk, Canadian Pacific Railway Company; Vice-President Strategy and Law, Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company

B. M. Winter Calgary, Alberta, Canada	Senior Vice- President	Senior Vice-President, Canadian Pacific Railway Limited and Senior Vice-President, Operations, Canadian Pacific Railway Company; Vice-President Operations, Canadian Pacific Railway Company; Vice-President Transportation and Field Operations, Canadian Pacific Railway Company; Vice-President, Customer Service and Car Management, Canadian Pacific Railway Company; Vice-President Customer Services Team, Canadian Pacific Railway Company

SECTION 8: DIRECTORS AND OFFICERS

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

A. Borak Calgary, Alberta, Canada	Vice-President	Vice-President, Canadian Pacific Railway Limited and Vice- President Business Information Technology Services, Canadian Pacific Railway Company; Vice-President Information Services, Canadian Pacific Railway Company

D. B. Campbell Calgary, Alberta, Canada	Vice-President	Vice-President, Corporate Planning, Canadian Pacific Railway Company and Vice-President Business Planning and Development, Canadian Pacific Railway Company; Assistant Vice-President, Business Development, Canadian Pacific Railway Company; Assistant Vice-President, Operations Planning, Canadian Pacific Railway Company

B. Grassby Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

P.A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Vice-President Legal Services and General Counsel, Canadian Pacific Railway Company; Chief Regulatory Counsel, Canadian Pacific Railway Company

J. R. Legg Calgary, Alberta, Canada	Vice-President	Vice-President, Canadian Pacific Railway Limited and Vice-President, Strategic Initiatives, Canadian Pacific Railway Company; Vice-President, Strategic Sourcing Group, Canadian Pacific Railway Company; President, RBC Centura Banks Inc., Royal Bank of Canada; Senior Vice-President, Operations & Service Delivery, North America, Royal Bank of Canada; Chairman of the Board, X.S. Cargo Income Trust

J. A. O’Hagan Calgary, Alberta, Canada	Vice-President	Vice-President, Canadian Pacific Railway Limited and Vice-President, Strategy and External Affairs, Canadian Pacific Railway Company; Vice-President, Strategy Research and New Market Development, Assistant Vice-President, Strategy and Research , Canadian Pacific Railway Company

T. A. Robinson Calgary, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Comptroller, Canadian Pacific Railway Company; Assistant Vice-President, Customer Service, Canadian Pacific Railway Company; General Manager Operations, Customer Service, Canadian Pacific Railway Company

R. A. Shields Calgary, Alberta, Canada	Vice-President	Vice-President, Canadian Pacific Railway Limited and Vice-President, Human Resources and Industrial Relations, Canadian Pacific Railway Company

SECTION 8: DIRECTORS AND OFFICERS

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

D. F. Barnhardt Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Lawyer/Commercial Coordinator, Canadian Pacific Railway Company

K. Fleming Calgary, Alberta, Canada	Associate Corporate Secretary	Associate Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Legal Counsel & Employment Coordinator, Canadian Pacific Railway Company and Solicitor, Canadian Pacific Railway Company

G.A. Feigel Calgary, Alberta, Canada	Assistant Corporate Secretary	Assistant Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

8.4 Shareholdings of Directors and Officers
As at December 31, 2007, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 95,404 Common Shares of CP, representing 0.06% of the outstanding Common Shares as of that date.
8.5 Announcements
In accordance with the Company’s General By-Law, Mr. S.E. Bachand will retire from the Board of Directors on May 9, 2008, as he has reached the retirement age of 70 years.

SECTION 9: LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. Following are the only significant legal proceedings currently in progress.
9.1 Stoney Tribal Council v. Canada, EnCana and CP
On February 26, 1999, a Statement of Claim was issued in the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary. The Stoney Tribal Council filed an action against CP and others in the amount of $150 million for alleged trespass and unlawful removal of oil and gas from reserve lands. We believe adequate provision has been made in our financial statements for this lawsuit.
9.2 Derailment – Minot, North Dakota
On January 18, 2002, one of our trains derailed outside of Minot, North Dakota. The site of the derailment was immediately west of the city and adjacent to a residential neighbourhood. Thirty-one cars of the 112 cars on the train derailed. Five cars containing anhydrous ammonia catastrophically ruptured and a vapour plume covered the derailment site and surrounding area.
Immediately following the derailment, we began a process of environmental remediation and monitoring at a cost in excess of US$8 million. In addition, we have settled in excess of 25,000 claims from individual residents of the Minot area for damages relating to the derailment, including a class action lawsuit.
Approximately 300 individual claims filed against CP in Hennepin County, Minnesota remain to be resolved. CP is working closely with its insurers in an attempt to resolve these claims through a court sanctioned mediation process.
We believe adequate provision has been made in our financial statements for this lawsuit.

SECTION 10: TRANSFER AGENTS AND REGISTRARS

10.1 Transfer Agent
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CP’s Common Shares in Canada.
Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the United States.
Requests for information should be directed to:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario Canada
M5J 2Y1

SECTION 11: INTERESTS OF EXPERTS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has prepared an independent auditors’ report dated February 19, 2008, in respect of our consolidated financial statements, with accompanying notes as at December 31, 2007 and 2006 and for each of the years in the three year period ended December 31, 2007. They have also prepared an audit report on the effectiveness of internal control over financial reporting, at December 31, 2007. PricewaterhouseCoopers LLP has advised that it is independent with respect to CP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the US Securities and Exchange Commission.

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

12.1 Composition of the Audit, Finance and Risk Management Committee and Relevant Education and Experience
The following individuals comprise the entire membership of the Audit, Finance and Risk Management Committee (“the Committee”).
Krystyna T. Hoeg - Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is a director of Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also a member of the Advisory Board, Woodrow Wilson Center Canada Institute. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.
John P. Manley - Mr. Manley is a senior counsel at the law firm of McCarthy Tétrault LLP. He has held that position since May 2004. He is a director of Nortel Networks Corporation and Nortel Networks Limited, Canadian Imperial Bank of Commerce and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the boards of the University of Waterloo, MaRS (not-for-profit corporation founded by leaders from the business and public sectors to improve commercial outcomes from Canada’s foundation of science and technology innovation), National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed Chair of the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004 and Chairman of the Ontario Power Generation Review Committee, from December 2003 to March 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.
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
Hartley T. Richardson - Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, family wealth management services, and private equity investments. He has held that position since April 1993. Mr. Richardson is a director of Angiotech Pharmaceuticals, Inc. He is the Past-Chairman of the Business Council of Manitoba and Vice-Chairman of the Canadian Council of Chief Executives. Mr. Richardson’s other affiliations include The Trilateral Commission and the World Economic Forum Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He graduated from the University of Manitoba in Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004 and he was appointed to the Order of Canada in 2007.
Michael W. Wright - Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Wells Fargo & Company, Honeywell International, Inc., S.C. Johnson & Son, Inc., and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).
Each of the aforementioned committee members has been determined by the board to be independent and financially literate within the meaning of Multilateral Instrument 52-110.

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

12.2 Pre-Approval of Policies and Procedures
The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by our independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by our independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. Our Vice-President and Comptroller must submit to the Committee at least quarterly a report of all services performed or to be performed by our independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by our independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. Our independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Chief Internal Auditor monitors compliance with this policy.
12.3 Audit, Finance and Risk Management Committee Charter
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board”, “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

4.	Committee Chair
The Board shall appoint a Chair for the Committee from among the Committee members.
5.	Absence of Committee Chair
If the Chair of the Committee is not present at any meeting of the Committee, one of the other members of the Committee who is present at the meeting shall be chosen by the Committee to preside at the meeting.
6.	Secretary of Committee
The Committee shall appoint a Secretary who need not be a director of the Corporation.
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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

The Committee shall be provided by the Corporation with appropriate funding, as determined by the Committee, for payment of:
(i)	compensation of any outside advisers as contemplated by the immediately preceding paragraph;

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

(iii)	other material written communications between the external auditors and management, such as any management letter or schedule of unadjusted differences;
Management’s and Internal Auditors’ Reports on External Audit Issues
b)	review any reports on the above or similar topics prepared by management or the internal auditors and discuss with the external auditors any material issues raised in such reports;
Annual Financial Reporting Documents and External Auditors’ Report
c)	meet to review with management, the internal auditors and the external auditors the Corporation’s annual financial statements, the report of the external auditors thereon, the related Management’s Discussion and Analysis, and the information derived from the financial statements, as contained in the Annual Information Form and the Annual Report. Such review will include obtaining assurance from the external auditors that the audit was conducted in a manner consistent with applicable law and will include a review of:
(i)	all major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation’s selection or application of accounting policies or principles;

(ii)	all significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including the effects on the financial statements of alternative methods within generally accepted accounting principles;

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

(iii)	the effect of regulatory and accounting issues, as well as off-balance sheet structures, on the financial statements;

(iv)	all major issues as to the adequacy of the Corporation’s internal controls and any special steps adopted in light of material control deficiencies; and

(v)	the external auditors’ judgment about the quality, and not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;
d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;
Interim Financial Statements and MD&A
e)	review with management, the internal auditors and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;
Earnings Releases, Earnings Guidance
f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;
Material Litigation, Tax Assessments, Etc.
g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;
Oversight of External Auditors
h)	subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;
Rotation of External Auditors’ Audit Partners
i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;
External Auditors’ Internal Quality Control
j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;
External Auditors’ Independence
k)	review and discuss at least annually with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;
Policies Regarding Hiring of External Auditors’ Employees and Former Employees
l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;
Pre-Approval of Audit and Non-Audit Services Provided by External Auditors
m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for these services; provided however, that the Committee may delegate to an independent member or members of the Committee authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next meeting following the granting any pre-approvals granted pursuant to such delegated authority;

n)	review the external auditors’ annual audit plan (including scope, staffing, reliance on internal controls and audit approach);

o)	review the external auditors’ engagement letter;
Oversight of Internal Audit
p)	oversee the internal audit function by reviewing senior management action with respect to the appointment or dismissal of the Chief Internal Auditor; afford the Chief Internal Auditor unrestricted access to the Committee; review the charter, activities, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance and cooperation of the internal auditors; and discuss with management the compensation of the internal auditors;

q)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;
Internal Controls and Financial Reporting Processes
r)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

s)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;
Complaints Processes
t)	establish procedures for:
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
Separate Meetings with External Auditors, Internal Audit, Management
u)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter they recommend bringing to the attention of the full Board;

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

Finance
v)	review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Corporation and its subsidiaries and annually review the Corporation’s financing plans and strategies;

w)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;
Risk Management
x)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

y)	review management’s program to obtain appropriate insurance to mitigate risks;
Terms of Reference and Performance Evaluation of Committee
z)	review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.
Other
aa)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

bb)	report regularly to the Board of Directors on the activities of the Committee.
12.4 Audit and Non-Audit Fees and Services
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2007, and December 31, 2006, totalled $3,433,980 and $2,824,200, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2007	December 31, 2006

Audit Fees	$2,391,600	$2,118,000
Audit-Related Fees	$619,780	$438,900
Tax Fees	$422,600	$267,300
All Other Fees	$–	$–

TOTAL	$3,433,980	$2,824,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
12.4.1 Audit Fees
Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on management’s report on internal controls for financial reporting.
12.4.2 Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; assistance with preparations for compliance with Section 404 of the Sarbanes-Oxley Act of 2002; due diligence services related to potential business acquisition targets; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian and US Accounting Guidelines, securities regulations, and/or laws.

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

12.4.3 Tax Fees
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
12.4.4 All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2007 and 2006, there were no services in this category.

SECTION 13: ADDITIONAL INFORMATION

13.1 Additional Company Information
Additional information about CP is available on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com in Canada, and on the US Securities and Exchange Commission’s website (EDGAR) at www.sec.gov. The aforementioned information is issued and made available in accordance with legal requirements and is not incorporated by reference into this AIF except as specifically stated.
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of our securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the information circular for our most recent annual meeting of shareholders at which directors were elected.
Additional financial information is provided in our Consolidated Financial Statements and MD&A for the most recently completed financial year.
This information is also available on our website at www.cpr.ca.

CANADIAN PACIFIC 2007 Annual Information Form

vancouver 2010

vancouver 2010 PARALYMPIC GAMES JEUX PARALYMPIQUES

CANADIAN PACIFIC

OFFICIAL SUPPORTER

Suite 500 Gulf Canada Square 401 – 9th Avenue SW Calgary Alberta T2P 4Z4 CANADIAN PACIFIC 2007 Annual Information Form

	OUR VISION IS TO BE THE SAFEST, MOST FLUID RAILWAY IN NORTH AMERICA

	“At Canadian Pacific, we are committed to the safety of our employees and our communities and protecting the environment where we operate. As part of our protocol, every employee is instructed to first protect themselves and the safety of their colleagues, next look to the safety of the community, and then ensure that the environment is protected. Finally, when each of these criteria has been met, we turn to continuing train operations. Canadian Pacific operates through more than 900 communities and through some of the most incredible landscapes in North America. It is our responsibility to protect this legacy for future generations.”
	FRED J. GREEN President and Chief Executive Officer

1 Financial Highlights	9	Management’s Discussion and Analysis	112	Directors & Committees
5 Chairman’s Letter to Shareholders	60	Financial Statements	ibc	Senior Officers of the Company
6 CEO’s Letter to Shareholders	110	Shareholder Information

FINANCIAL HIGHLIGHTS

“2007 was a year with many challenges including a very strong Canadian dollar and volatile fuel prices. However, we delivered in-line with our EPS guidance making this the fourth consecutive year that we met or exceeded our guidance.”
MICHAEL LAMBERT
Executive Vice-President
and Chief Financial Officer

For the year ended December 31
(in millions except percentages and per share data)	2007	2006

Revenues	$4,707.6	$4,583.2
Operating income	1,164.2	1,128.6
Income, before FX on LTD and other specified items (1)	672.8	627.5
Net income	946.2	796.3

Diluted earnings per share, before FX on LTD and other specified items (1)	4.32	3.95
Diluted earnings per share	6.08	5.02
Dividends declared per share	0.90	0.75

Free cash (1)	303.4	244.9
Additions to properties	893.2	793.7
Operating ratio, before other specified items (1)	75.3%	75.4%
Return on capital employed (1)	9.5%	10.2%

(1) These earnings measures have no standardized meaning prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Management’s Discussion and Analysis in Section 6.0 “Non-GAAP Earnings” and Section 10.0 “Other specified items”.

CP is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games. On September 24, 2007, CP unveiled the first of its new Olympic Games branded locomotives. These GE Evolution Series locomotives offer the latest in green locomotive technology. Compared to locomotives manufactured 20 years ago, the Evolution Series locomotives produce 60 % fewer smog pollutants and are 20 % more fuel efficient. Canadian Pacific will connect Canadians with the spirit of the 2010 Winter Games through its close connection to the hundreds of communities in Canada in which it operates.

2007 ANNUAL REPORT
1

LINES OF BUSINESS

CP’s diverse customer and traffic base and a continued focus on our proven strategy of quality revenue growth, consisting of a disciplined yield focus and aggressive market development drove good results in 2007 despite some volatility in some of the markets. Our destination markets have a healthy diversification linked to global, cross-border and domestic markets. Less than 40 % of CP’s book of business is directly linked to North American GDP. With key customer investments in new capacity, a growing portfolio of strategic accounts and strong global fundamentals and markets, CP is “in-motion” and poised to continue its strong performance.

BULK
Our bulk portfolio makes up approximately 44 % of our revenues and is made up of grain, coal, sulphur and fertilizers. These commodities have a global reach with more than two-thirds of our bulk portfolio exported overseas. Strong economic growth in Asia has led to the steady upgrade of diets higher in protein, which in turn is creating demand for increased fertilizers and grain. Continued demand for Canadian metallurgical coal, used in the steel industry, has also supported solid Canadian coal exports. With strong global demand for these bulk products in 2007, CP delivered 4 % year-over-year bulk revenue growth in 2007 against a strong year in 2006.
INTERMODAL
Our Intermodal line of business, representing 29 % of freight revenues, handles goods moving in containers. This encompasses both domestic movements within North America, and the international portion of the business that moves import and export containers from the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia to various destinations within Canada and the US, and from key markets within North America to various ports for export. With continuing strong demand for overseas products, combined with our strategic and diversified customer base, our Intermodal business has delivered consistent growth since 2003.

2007 ANNUAL REPORT
2

We have invested in terminals, containers, rail cars and technology systems and we are seeing that investment pay off. CP delivered another strong year in 2007 with 5 % year-over-year revenue growth.
MERCHANDISE
The “Merchandise” line of business is made up of manufactured and semi-manufactured goods that generally move in less than full train shipments. It includes automotive, forest, industrial and consumer products and makes up 27 % of CP’s revenue. Industrial and consumer products, including pipe, chemicals and energy, structural steel and dimensional machinery are key requirements in Alberta’s rapidly expanding oil sands developments and this business drove year-over-year growth of 4 % in 2007. CP’s strategic partners in the automotive business include the “New Domestics” who continue to grow through new investments like Toyota’s Woodstock, Ontario facility that will be exclusively served by CP when it opens this fall. With key strategic partners and the recent announcement to expand our infrastructure in Alberta’s Industrial Heartland, CP is positioned for growth in its Merchandise franchise.

2007 ANNUAL REPORT
3

EXECUTION EXCELLENCE

We’ve delivered over the past four years by focusing on Execution Excellence. It’s at the core of our game plan that builds on our fundamentals of quality revenue growth, improved productivity and our talented and dedicated people. It’s how we’ve been successful in the past and how we are creating both near term performance improvement and shareholder value going forward.

QUALITY REVENUE GROWTH
Our quality revenue growth initiatives have delivered topline growth over the last three years as rail fundamentals remain strong and continue to provide pricing opportunities. Our diverse franchise and the global nature of our Book of Business provides balance and has tempered the impact of some of the slowdowns we have seen in some sectors of the North American economy. In 2007, continuing strong demand in global markets drove a market environment that supported improved yield.
PRODUCTIVITY
A relentless focus on improving fluidity in all aspects of our business has produced results. Our three core design principles of velocity, balance and network approach have driven improvements. Initiatives that have improved asset velocity, streamlined processes, and eliminated waste and rework have yielded productivity gains and resulted in cost savings. In 2007, we faced a number of operating challenges, but with our balanced Integrated Operating Plan, we found ways to deliver improved unit cost performance. We moved a record workload of 246 billion GTMs while maintaining our position as the industry leader in train operations safety.
PEOPLE
An engaged and productive workforce is the very foundation of our success. The ideas and ingenuity of our people are constantly challenging the status quo; looking for ways to do things better, more efficiently, more safely. Every employee at CP is charged with pursuing Execution Excellence, in the delivery of a superior product that meets our customers’ needs. Through our people we will achieve our vision of being the safest, most fluid railway in North America.

2007 ANNUAL REPORT
4

CHAIRMAN’S LETTER TO SHAREHOLDERS
February 19, 2008

Today’s North American rail industry is playing a pivotal and growing role in driving the continent’s economic prosperity and competitiveness, and Canadian Pacific is at the centre of the action. CP is leading the industry in train operations safety and in finding new, innovative ways to improve efficiency at all levels of the Organization to provide best-in-class scheduled railway service for its customers.
CP is growing both organically and by seizing new opportunities, such as the Company’s two major initiatives in 2007 – the acquisition of the Dakota, Minnesota & Eastern Railroad Corporation (DM&E); and its expansion into Alberta’s growing Industrial Heartland.
There are strong, natural synergies between CP and the DM&E; a growing regional railroad. In addition to the purchase price of US$1.48 billion, CP has committed to spending an additional US$300 million for further upgrading of the DM&E over the next several years. The purchase is still subject to approval by the US Surface Transportation Board (STB) and that decision is expected by late September 2008.
CP’s network expansion in Alberta’s Industrial Heartland northeast of Edmonton positions the Company for growth tied to Canada’s booming oil sands region. Over $20 billion is earmarked for development in the Industrial Heartland, and two major oil sands upgraders are already under construction there.
In our capacity of advising management on the development of the Company’s strategy, your Board was actively involved in both decisions. The Board holds regular strategy sessions with management where we review in detail the Company’s strategic directions.
The Board monitors implementation of the strategy by management, approves major transactions and tracks the outcomes of these transactions on an ongoing basis.
To assist in the fulfillment of Board responsibilities, we’ve continued with our education and orientation program for Directors to ensure they are fully conversant with CP and the railway industry. The program includes orientation, site visits, education sessions and a Directors’ Handbook. In 2007, the Board toured CP’s network management centre in Calgary as well as rail facilities in southern Ontario, including a customer auto facility and associated rail infrastructure. Board meetings were held in Cambridge, Ontario, Montreal and Calgary.
We also enhanced our Board committee structure in 2007.
We changed the composition of the Corporate Governance and Nominating Committee. Instead of being composed of all independent members of the Board, it is now composed of the chairpersons of all five Board committees.
In recognition of its expanded oversight mandate, the Environmental and Safety Committee has been renamed the Health, Safety, Security and Environment Committee. CP’s President and Chief Executive Officer Fred Green joined the committee so it can benefit from his strong interest and expertise in health, safety, security and environmental matters. This further demonstrates the Board’s commitment to working with management to ensure the Company always sets as a priority the health and safety of employees and the public, the security of the railway, and environmental stewardship.
The Board is pleased that management is continuing to enhance disclosure and financial reporting controls in accordance with best practices. Again this year, management is reporting that its internal controls are effective in accordance with the provisions of the Sarbanes-Oxley Act of 2002.
Stephen Bachand is retiring from the Board in May and on behalf of the whole Board I wish to thank him for his years of valuable service and in particular for the important contributions he made to deliberations on corporate governance, management resources and compensation, and pensions. In 2007, we were pleased to welcome Krystyna Hoeg to the Board and we already appreciate the level of insight she brings to our discussions.
In closing I want to thank Fred Green, his management team and all of the Company’s employees for their impressive efforts in 2007. They grasped opportunities, responded quickly to challenges and delivered solid results. In his letter, Fred Green refers to North America’s ‘rail renaissance’. CP is a leader in that renaissance and by applying the latest technologies and through the ingenuity of CP employees, I am confident your Company will continue to lead the way.
JOHN E. CLEGHORN, O.C., FCA
Chairman of Board

2007 ANNUAL REPORT
5

CHIEF EXECUTIVE OFFICER’S LETTER TO SHAREHOLDERS
February 19, 2008

Canadian Pacific is a company in motion, focused on delivering solid results for our shareholders and making a great franchise even better by building on our significant operational and financial strengths. Our vision is to be the safest, most fluid railway in North America and achieving this goal is based on driving quality revenue growth, improving productivity and developing our people. Through the disciplined implementation of these three pillars, CP is emerging as a high-performance organization and we are positioned to grow.
CP’s financial results in 2007 were in-line with our target range despite significant headwinds, including extreme weather events across our network, labour disruptions, fuel price escalation and a stronger Canadian dollar. We overcame these challenges and met our earnings per share guidance for the fourth consecutive year.
Through our Integrated Operating Plan and co-production agreements with other railways, we have already delivered more than $100 million in savings and productivity improvements in the past three years and plan to deliver more in the future.
We will continue to improve productivity and performance through ‘Execution Excellence’.
With a record of solid financial and operational performance, we are now well-positioned for growth. We announced two strategic initiatives in 2007 that have added an exciting new dimension to our franchise.
We acquired Dakota, Minnesota & Eastern Railroad Corporation (DM&E), the largest regional railroad in the US.
We also moved forward with our plan to expand capacity in Alberta’s booming Industrial Heartland northeast of Edmonton. In 2007, we assembled a rail corridor and lands for development of freight yards and transload facilities.
We continue to see growth in Asia-Pacific trade through the Port of Vancouver, and we are encouraged that the support of the governments of Canada and British Columbia will keep a focus on the need for infrastructure investment in the Pacific Gateway corridor. It is critical that all supply chain partners are engaged to ensure adequate capacity to handle future growth.
Safety is the hallmark of CP’s culture and our corporate identity and we continue to be the industry leader in train operation safety.
However, for CP’s leadership team, this is not good enough. We recognize that we must continuously earn our position as a safety leader, so we are accelerating plans to further improve our safety program. We were deeply saddened last year by the loss of one of our colleagues, locomotive engineer Lonnie Plasko, in a train derailment in British Columbia, and this tragedy is a reminder that our work on safety is never complete.
2007 was a busy year for collective agreements with our unions and we now have several new, progressive agreements in place that have been ratified.
CP continues to invest in the communities where we operate and where our employees and their families live. Our popular Holiday Train program again played an important role in 2007 in raising food, money and awareness for local food banks in Canada and the US. CP will help British Columbia mark its 150th anniversary in 2008 by sponsoring the CP BC ‘Spirit of 150’ Rail Tour, a historic train pulled by CP’s Empress 2816 steam locomotive that will visit communities along CP’s route in the province. CP is also proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic

2007 ANNUAL REPORT
6

Winter Games. To be part of this great Canadian event, which will engage our employees and the communities in which we operate, over the next two years, is truly exciting.
I believe North America’s rail renaissance is here to stay, but over the next 20 years the rail industry will need to reach new performance levels in order to meet many challenges – demographic changes; safety and security; environmental issues and climate change; volume growth; and a need for asset renewal. This will require our industry to fundamentally re-engineer core work processes through implementation of new and emerging technologies. At CP, we have created a 20-year ‘Railway of the Future’ vision, complete with specific design objectives that will be our roadmap to addressing these industry issues.
North America’s environmental challenges alone offer the rail industry a significant leadership opportunity. By its nature, rail is an environmentally friendly mode of transport; one double-stack intermodal train takes approximately 250 trucks off of our congested and publicly-funded highways. CP has made significant progress in reducing its carbon footprint through a number of initiatives. From 1990 through 2006, CP’s freight volumes (as measured by revenue ton-miles) increased 37%, while our overall emissions increased only 4%.
Although the economic forecast for 2008 holds the uncertainty of a softer US economy, an increase in fuel costs and a strong Canadian dollar, CP entered the year with good market demand for its bulk commodity franchise. Rail fundamentals are strong by historic standards, and CP’s diverse portfolio and the global nature of our business positions us well. In 2008, we are projecting growth in diluted earnings per share of 8 % to 11%, revenue growth of 4 % to 6%, and free cash flow in excess of $250 million.
2007 was a year with many unique external forces including stock market uncertainty, a strengthening Canadian dollar, a major increase in fuel prices and unprecedented credit issues in the marketplace. We are fortunate to have such a seasoned and knowledgeable Board of Directors during these times and I wish to thank our Chairman John Cleghorn and our Board of Directors for their solid guidance and counsel during the year.
CP is indeed a company in motion. We have a great franchise with an excellent book of business serving North America and the fast-growing Asian economy. Our team is committed to becoming a safer, more efficient railroad and we are confident that our approach to creating value, not only for our shareholders but also our customers and our employees, will succeed through 2008 and beyond.
FRED GREEN
Chief Executive Officer

2007 ANNUAL REPORT
7

TABLE OF CONTENTS

1.0	Business Profile	9

2.0	Strategy	9

3.0	Additional Information	9

4.0	Financial Highlights	10

5.0	Operating Results	11
5.1	Income	11
5.2	Diluted Earnings per Share	12
5.3	Operating Ratio	12
5.4	Return on Capital Employed	12
5.5	Impact of Foreign Exchange on Earnings	12

6.0	Non-GAAP Earnings	14

7.0	Lines of Business	16
7.1	Volumes	16
7.2	Revenues	17
7.2.1	Freight Revenues	18
7.2.2	Other Revenues	20
7.2.3	Freight Revenue per Carload	20

8.0	Performance Indicators	21
8.1	Safety Indicators	21
8.2	Efficiency and Other Indicators	21

9.0	Operating Expenses, Before Other Specified Items	22

10.0	Other Specified Items	24

11.0	Other Income Statement Items	25

12.0	Quarterly Financial Data	27

13.0	Fourth-quarter Summary	28
13.1	Operating Results	28
13.2	Non-GAAP Earnings	28
13.3	Revenues	28
13.4	Operating Expenses, Before Other Specified Items	29
13.5	Other Income Statement Items	30
13.6	Liquidity and Capital Resources	30

14.0	Changes in Accounting Policy	30
14.1	2007 Accounting Changes	30
14.2	Future Accounting Changes	31

15.0	Liquidity and Capital Resources	31
15.1	Operating Activities	32
15.2	Investing Activities	32
15.3	Financing Activities	32
15.4	Free Cash	33

16.0	Balance Sheet	34

17.0	Financial Instruments	36

18.0	Off-balance Sheet Arrangements	39

19.0	Acquisition	40

20.0	Contractual Commitments	41

21.0	Future Trends and Commitments	41

22.0	Business Risks and Enterprise Risk Management	44
22.1	Competition	44
22.2	Liquidity	45
22.3	Environmental Laws and Regulations	45
22.4	Regulatory Authorities	45
22.5	Labour Relations	46
22.6	Network Capacity and Volume	47
22.7	Financial Risks	47
22.8	General and Other Risks	48

23.0	Critical Accounting Estimates	48

24.0	Systems, Procedures and Controls	51

25.0	Forward-looking Information	51

26.0	Glossary of Terms	55

2007 ANNUAL REPORT
8

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 19, 2008

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for year ended December 31, 2007. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 of this MD&A. In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 26.0.
Unless otherwise indicated, all comparisons of results for the fourth quarter of 2007 and 2006 are against the results for the fourth quarter of 2006 and 2005, respectively. Unless otherwise indicated, all comparisons of results for 2007 and 2006 are against the results for 2006 and 2005, respectively.
1.0 Business Profile
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 13,200 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. Our railway feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 Strategy
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:
□	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;
□	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and
□	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 Additional Information
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

2007 ANNUAL REPORT
9

4.0 Financial Highlights

For the year ended December 31 (in millions, except percentages and per-share data)	2007	2006	2005

Revenues	$4,707.6	$4,583.2	$4,391.6
Operating income, before other specified items (1)	1,164.2	1,128.6	1,001.5
Operating income	1,164.2	1,128.6	991.2
Income, before FX on LTD and other specified items (1)	672.8	627.5	528.4
Net income	946.2	796.3	543.0

Basic earnings per share	6.14	5.06	3.43
Diluted earnings per share, before FX on LTD and other specified items (1)	4.32	3.95	3.30
Diluted earnings per share	6.08	5.02	3.39
Dividends declared per share	0.9000	0.7500	0.5825

Free cash (1)	303.4	244.9	92.0
Total assets as at December 31	13,365.0	11,415.9	10,891.1
Total long-term financial liabilities as at December 31	6,562.3	5,320.4	5,390.3

Operating ratio, before other specified items (1)	75.3%	75.4%	77.2%
Return on capital employed (1)	9.5%	10.2%	9.4%

Diluted EPS, before FX on LTD	Operating Ratio, before	Return on Capital	Free Cash (1)
and other specified items ($) (1)	other specified items (%) (1)	Employed (%) (1)	(in millions of dollars)

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0. A reconciliation of free cash to GAAP cash position is provided in Section 15.4.

2007 ANNUAL REPORT
10

5.0 Operating Results
5.1 INCOME
Operating income in 2007 was $1,164.2 million, up $35.6 million, or 3.2%, from $1,128.6 million in 2006.
The growth in 2007 operating income reflected:
□	record shipments reflecting continued strong growth in bulk and intermodal products;

□	import and export growth in intermodal shipments;

□	higher revenues resulting from increased freight rates; and

□	lower compensation and benefits expenses.
These were partially offset by:
□	higher fuel prices driven by higher refining charges and West Texas Intermediate (“WTI”) prices, net of fuel recoveries;

□	higher costs reflecting record volumes in 2007;

□	the negative impact of the change in FX of approximately $34 million; and

□	higher costs associated with network disruptions, mainly driven by harsh weather conditions.
Net income for the year ended December 31, 2007 was $946.2 million, up $149.9 million, or 18.8%, from $796.3 million in 2006. Net income in 2007 increased primarily due to:
□	FX gains on US dollar-denominated long-term debt (“LTD”), reflecting a strengthening in the Canadian dollar;

□	higher operating income; and

□	the recognition of equity earnings, starting in October 2007, following our acquisition of the Dakota, Minnesota & Eastern Railroad Corporation (“DM&E” discussed further in Section 19.0), which reduced Other income and charges.
These increases were partially offset by the after-tax change in estimated fair value of our investment in Canadian third party asset-backed commercial paper (“ABCP” discussed further in Section 11.2).
Operating income in 2006 was $1,128.6 million, an increase of $137.4 million, or 13.9%, from $991.2 million in 2005.
Operating income, before other specified items, was $1,128.6 million in 2006, up $127.1 million, or 12.7%, from $1,001.5 million in 2005. The growth in 2006 operating income, before other specified items reflected:
□	higher revenues due to increased freight rates across the majority of our business lines;

□	strong grain volumes;

□	expense reductions from co-production initiatives and operational benefits produced by our IOP (discussed further in Section 21.3);
□	reductions in management and administrative positions; and

□	the $18 million gain from the sale of our Latta subdivision (discussed further in Section 21.5).
The growth in 2006 operating income, before other specified items, was partially offset by:
□	a significant reduction in coal volumes (discussed further in Section 7.2.1.2);

□	higher fuel costs;

□	higher material costs for freight car and locomotive repairs and train servicing; and

□	the net impact of the change in FX on US dollar-denominated revenues and expenses.
There were no other specified items in operating income in 2006.
Net income for the year ended December 31, 2006 was $796.3 million, an increase of $253.3 million, or 46.6%, from $543.0 million in 2005. Net income in 2006 included a future income tax benefit of $176.0 million recorded in the second quarter of 2006 as a result of reduced Canadian federal and provincial income tax rates (discussed further in Section 10.0).

2007 ANNUAL REPORT
11

Fuel prices remained volatile. During 2007, we continued to take steps to mitigate the impact of high prices with fuel recovery programs and hedging (discussed further in Section 17.6.1).
5.2 DILUTED EARNINGS PER SHARE
Diluted EPS, which is defined in Section 26.0, was $6.08 in 2007, an increase of $1.06, or 21.1%, from 2006. Diluted EPS was $5.02 in 2006, an increase of $1.63, or 48.1%, from 2005. The increases in both 2007 and 2006 reflected an increase in net income, as well as the positive impact of the reduction in the number of shares outstanding due to our share repurchase plan (discussed further in Section 16.5).
Diluted EPS excluding FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $4.32 in 2007, an increase of $0.37, or 9.4%, from 2006. Diluted EPS excluding FX on LTD and other specified items was $3.95 in 2006, an increase of $0.65, or 19.7%, from 2005. The increases in both 2007 and 2006 were mainly due to a higher income before FX on LTD and other specified items, as well as the positive impact of the share repurchase program. Diluted EPS excluding FX on LTD and other specified items is discussed further in Section 6.0.
5.3 OPERATING RATIO
Our operating ratio, before other specified items, improved to 75.3 % in 2007, compared with 75.4 % in 2006 and 77.2 % in 2005. The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway. Other specified items are discussed further in Section 10.0.
5.4 RETURN ON CAPITAL EMPLOYED
Return on capital employed (“ROCE”) at December 31, 2007 was 9.5%, compared with 10.2 % in 2006 and 9.4 % in 2005. The decrease in 2007 was primarily due to an increase in net debt resulting from the bridge financing obtained for the acquisition of DM&E, partially offset by an increase in earnings. The improvement in 2006 reflected higher profitability of investments in the railway over the four quarters ended December 31, 2006, compared to the four quarters ended December 31, 2005, primarily driven by higher revenues and improved operating ratio. ROCE is discussed further in Section 6.0.
5.5 IMPACT OF FOREIGN
EXCHANGE ON EARNINGS
Fluctuations in FX affect our results because US dollar-denominated revenues and expenses are translated into Canadian dollars. US dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the US dollar. Operating income is also reduced because more revenues than expenses are generated in US dollars.
The Canadian dollar strengthened against the US dollar by approximately 4 % in 2007 and by approximately 7 % in 2006. The average FX rate for converting US dollars to Canadian dollars decreased to $1.08 in 2007 from $1.13 in 2006 and $1.21 in 2005. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items in 2007 and 2006. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $3 million to $6 million. However, a large movement in FX can lead to a change in operating income that falls outside of the aforementioned range. FX fluctuations decreased operating income by approximately $34 million in 2007 and approximately $28 million in 2006, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses and other economic factors. In addition, we have designated a portion of our US dollar-denominated LTD as a hedge of our net investment in self-sustaining foreign subsidiaries. Our hedging instruments are discussed further in Section 17.0.
In 2007, there was a higher proportion of US dollar-denominated grain traffic, compared with Canadian dollar-denominated grain traffic.

2007 ANNUAL REPORT
12

EFFECT ON EARNINGS DUE TO THE CHANGE IN FOREIGN EXCHANGE

For the year ended December 31 (in millions, except foreign exchange rate)	2007 vs. 2006	2006 vs. 2005

Average annual foreign exchange rates	$1.08 vs. $1.13	$1.13 vs. $1.21

Freight revenues
Grain	$ (24)	$ (24)
Coal	(5)	(7)
Sulphur and fertilizers	(9)	(10)
Forest products	(10)	(16)
Industrial and consumer products	(20)	(25)
Automotive	(8)	(12)
Intermodal	(13)	(19)
Other revenues	(2)	(1)

Unfavourable effect	(91)	(114)

Operating expenses
Compensation and benefits	13	22
Fuel	23	30
Materials	2	3
Equipment rents	7	12
Depreciation and amortization	3	4
Purchased services and other	9	15

Favourable effect	57	86

Unfavourable effect on operating income	(34)	(28)

Other expenses
Other income and charges	–	–
Interest expense	7	11
Income tax expense, before FX on LTD and other specified items (1)	7	7

Unfavourable effect on income, before FX on LTD and other specified items (1)	$ (20)	$ (10)

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0.

2007 ANNUAL REPORT
13

6.0 Non-GAAP Earnings
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on LTD, which can be volatile and short term, and other specified items (discussed further in Section 10.0) that are not among our normal ongoing revenues and operating expenses. The adjoining table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, and adjusted for the acquisition of DM&E and the investment in ABCP. Free cash is discussed further and is reconciled to the increase in cash as presented in the financial statements in Section 15.4. Earnings measures that exclude FX on LTD and other specified items, ROCE, net-debt to net-debt-plus-equity ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. ROCE reported quarterly represents the return over the current quarter and the previous three quarters. The measure is used by management to assess profitability of investments in the railway. ROCE is measured as income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity. It does not have a comparable GAAP measure to which it can be reconciled. Net-debt to net-debt-plus-equity ratio (discussed further in Section 15.3.1) represents one of many metrics used in assessing the Company’s capital structure and debt servicing capabilities, and it does not have a comparable GAAP measure to which it can be reconciled.

2007 ANNUAL REPORT
14

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME

	For the year ended			For the three months ended
(reconciliation of non-GAAP earnings to GAAP earnings)	December 31			December 31
(in millions, except diluted EPS and operating ratio)	2007	2006	2005	2007	2006

Revenues	$4,707.6	$4,583.2	$4,391.6	$1,188.3	$1,190.4
Operating expenses, before other specified items	3,543.4	3,454.6	3,390.1	882.8	870.3
Operating income, before other specified items	1,164.2	1,128.6	1,001.5	305.5	320.1
Other income and charges	17.3	27.8	18.1	(3.8)	6.4
Interest expense	204.3	194.5	204.2	63.4	49.8
Income tax expense, before income tax on FX on LTD and other specified items (1)	269.8	278.8	250.8	60.8	82.9

Income, before FX on LTD and other specified items (1)	672.8	627.5	528.4	185.1	181.0

Foreign exchange (gains) losses on long-term debt
FX on LTD – (gains) losses	(169.8)	0.1	(44.7)	(8.3)	44.9
Income tax expense on FX on LTD	44.3	7.1	22.4	(3.1)	(9.5)

FX on LTD, net of tax – (gains) losses	(125.5)	7.2	(22.3)	(11.4)	35.4
Other specified items
Change in estimated fair value of ABCP	21.5	–	–	–	–
Income tax on change in estimated fair value of ABCP	(6.5)	–	–	–	–
Change in estimated fair value of ABCP, net of tax	15.0	–	–	–	–
Income tax benefits due to tax rate reductions	(162.9)	(176.0)	–	(145.8)	–
Special charge for labour restructuring and asset impairment	–	–	44.2	–	–
Special credit related to environmental remediation	–	–	(33.9)	–	–
Income tax on other specified items	–	–	(2.6)	–	–

Other specified items, net of tax	(147.9)	(176.0)	7.7	(145.8)	–

Net income	$946.2	$796.3	$543.0	$342.3	$145.6

Diluted EPS, before FX on LTD and other specified items (1)	$4.32	$3.95	$3.30	$1.20	$1.15
Diluted EPS, related to FX on LTD, net of tax (1)	0.81	(0.04)	0.14	0.07	(0.23)
Diluted EPS, related to other specified items, net of tax (1)	0.95	1.11	(0.05)	0.94	–

Diluted EPS, as determined by GAAP	$6.08	$5.02	$3.39	$2.21	$0.92

Operating ratio, before other specified items (1)	75.3%	75.4%	77.2%	74.3%	73.1%
Operating ratio, related to other specified items (1)	0.3%	–	0.2%	–	–

Operating ratio	75.6%	75.4%	77.4%	74.3%	73.1%

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.

2007 ANNUAL REPORT
15

6.1 FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT
FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At December 31, 2007, for every $0.01 the Canadian dollar strengthens (or weakens) relative to the US dollar, the conversion of US dollar-denominated long-term debt to Canadian dollars creates a pre-tax FX gain (or loss) of approximately $6 million, net of hedging.
On a pre-tax basis, we recorded the following FX on LTD as the Canadian dollar exchange rate changed at the end of each reporting period:
□	FX gains on LTD of $169.8 million in 2007, as the Canadian dollar exchange rate strengthened to $0.9913 relative to the US dollar;

□	FX losses on LTD of $0.1 million in 2006, as the Canadian dollar exchange rate weakened to $1.1654 relative to the US dollar; and
□	FX gains on LTD of $44.7 million in 2005, as the Canadian dollar exchange rate strengthened to $1.1630 relative to the US dollar.
Income tax expense (or benefit) related to FX on LTD is discussed further in Section 11.4.
7.0 Lines of Business
7.1 VOLUMES
Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volume continued to grow as we moved record volumes, as measured by total revenue ton-miles (“RTM”), in 2007. Volumes in 2007, as measured by total carloads, increased by 79,800, or 3%, and RTMs increased by approximately 6.5 billion, or 5%. In 2006, total carloads decreased by 58,100, or 2%, and RTMs decreased by approximately 2.4 billion, or 2%.
These increases in carloads and RTMs in 2007 were mainly due to:
□	strong Intermodal growth due to strength in global markets and continued offshore sourcing trends;

□	strong global demand for bulk products; and

□	increase in average length of haul.
These increases were partially offset by continued weakness in Forest products due to a slowdown in the US housing market and the impact of the strengthening of the Canadian dollar on Canadian producers. In addition, total carloads in 2007, while up, were adversely affected by the sale of our Latta subdivision in the second quarter of 2006 (discussed further in Section 21.5), which reduced our carloads by approximately 23,000.
The decline in carloads in 2006 was due to both the sale of our Latta subdivision (discussed further in Section 21.5) and the Nickel Spur, which reduced our carloads by 45,000 loads in 2006 (67,000 on an annual basis), as well as a decline in coal carloads due to decreased shipments by our primary coal customer.
With regard to RTMs in 2006, a 16 % increase in grain RTMs due to the strong export market for these products, was more than offset by RTM decreases of 18%, 13 % and 11 % in Coal, Sulphur and fertilizers, and Forest products, respectively (discussed further in Section 7.2.1). The sale of our Latta subdivision and the Nickel Spur had a lesser impact on RTMs than on carloads, as traffic on both lines was short-haul in nature.

2007 ANNUAL REPORT
16

VOLUMES

For the year ended December 31	2007	2006	2005

Carloads (in thousands)
Grain	385.0	382.8	338.7
Coal	269.1	281.7	352.3
Sulphur and fertilizers	209.8	178.3	201.8
Forest products	114.1	135.0	153.7
Industrial and consumer products	313.3	316.0	322.2
Automotive	168.5	165.3	168.1
Intermodal	1,238.1	1,159.0	1,139.4

Total carloads	2,697.9	2,618.1	2,676.2

Revenue ton-miles (in millions)
Grain	30,690	30,127	26,081
Coal	20,629	19,650	23,833
Sulphur and fertilizers	21,259	17,401	20,080
Forest products	7,559	8,841	9,953
Industrial and consumer products	16,987	16,844	15,936
Automotive	2,471	2,450	2,361
Intermodal	29,757	27,561	27,059

Total revenue ton-miles	129,352	122,874	125,303

7.2 REVENUES
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
At December 31, 2007, one customer comprised 11.5 % of total revenues and 6.2 % of total accounts receivable. At December 31, 2006 and 2005, the same customer comprised 11.5 % and 14.5 % of total revenues and 5.6 % and 8.0 % of total accounts receivable, respectively.

For the year ended December 31 (in millions)	2007	2006	2005

Grain	$938.9	$904.6	$754.5
Coal	573.6	592.0	728.8
Sulphur and fertilizers	502.0	439.3	447.1
Forest products	275.8	316.4	333.9
Industrial and consumer products	627.9	603.8	542.9
Automotive	319.0	314.4	298.0
Intermodal	1,318.0	1,256.8	1,161.1

Total freight revenues	4,555.2	4,427.3	4,266.3

Other revenues	152.4	155.9	125.3

Total revenues	$4,707.6	$4,583.2	$4,391.6

2007 ANNUAL REPORT
17

7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,555.2 million for 2007, an increase of $127.9 million, or 2.9%. Freight revenues were $4,427.3 million in 2006, an increase of $161.0 million, or 3.8%.
Freight revenues for 2007 increased mainly due to continued strong growth in bulk products and intermodal shipments along with increases in freight rates including fuel recoveries. These increases were partially offset by:
□	a decrease in coal freight rates;

□	continued weakness in Forest products, mainly lumber and panel, and certain Industrial and consumer products; and

□	the negative impact of the change in FX of approximately $89 million.
Freight revenues in 2006 increased mainly due to:
□	higher freight rates, including fuel recoveries;

□	strong growth in grain shipments; and

□	strong growth in the Alberta economy.
This increase was partially offset by the negative impact of the change in FX of approximately $113 million and reduced coal volumes.
7.2.1.1 Grain
Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to ports for export and to Canadian and US markets for domestic consumption. US grain products mainly include durum, spring wheat, corn, soybeans and barley and are shipped from the midwestern US to other points in the Midwest, the Pacific Northwest and the northeastern US. Grain revenues in 2007 were $938.9 million, an increase of $34.3 million, or 3.8%. Grain revenues in 2006 were $904.6 million, an increase of $150.1 million, or 19.9%.
Grain revenues increased in 2007 primarily due to:
□	a large carryover from the first half of the 2006/07 crop year benefiting the first two quarters of 2007;

□	a strong export program as a result of strong commodity prices and demand for North American grain; and

□	higher freight rates.
These increases were partially offset by the negative impact of the change in FX of approximately $24 million in 2007. In 2007, there was a higher proportion of US-dollar denominated grain traffic, compared with Canadian-dollar denominated grain traffic.
Grain revenues increased in 2006 primarily due to:
□	a strong Canadian grain crop reflecting improved quality;

□	a large carryover from the 2005/06 crop year;

□	increased shipments of western Canadian grain to the US as a result of a trade tariff being lifted; and

□	higher freight rates.
These increases in grain revenues were partially offset by the negative impact of the change in FX of approximately $24 million.
7.2.1.2 Coal
Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia (“BC”) to the ports of Vancouver, BC and Thunder Bay, Ontario, and to the US Midwest. Our US coal business consists primarily of the transportation of thermal coal and petroleum coke within the US Midwest. Coal revenues in 2007 were $573.6 million, a decrease of $18.4 million, or 3.1%. Coal revenues in 2006 were $592.0 million, a decrease of $136.8 million, or 18.8%.
Coal revenues decreased in 2007 primarily due to:
□	decreased freight rates;

□	decrease in carloads due to the sale of the Latta subdivision in the first half of 2006; and

□	the negative impact of the change in FX of approximately $5 million.
These decreases were partially offset by increased volumes due to continued strong global demand for metallurgical coal.
The decline in coal revenues in 2006 was due to reduced export coal sales volumes by our primary coal customer and to the sale of our Latta subdivision. The decline also reflected a one-time positive adjustment of $23 million in 2005 for services provided to our primary coal customer in 2004 and the negative impact of the change in FX of approximately $7 million. Additionally, the sale of the Latta subdivision resulted in a decline of approximately 23,000 carloads of US coal in 2006 (representing approximately 40,000 carloads on an annual basis).
7.2.1.3 Sulphur and Fertilizers
Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, BC, and Portland, Oregon, and to other Canadian and US destinations. Sulphur and fertilizers revenues in 2007 were $502.0 million, an increase of $62.7 million, or 14.3%. Revenues in 2006 were $439.3 million, a decrease of $7.8 million, or 1.7%.
Sulphur and fertilizers revenues increased in 2007 primarily due to an increase in demand for nutrients for bio fuels, partially offset by the negative impact of the change in FX of approximately $9 million.
The decline in 2006 was primarily due to the protracted global potash price negotiations which delayed the start of the shipping year until the third quarter of 2006 and the negative impact of the change in FX of

2007 ANNUAL REPORT
18

approximately $10 million. Volumes rebounded following the completion of the negotiations; however, in 2006 Sulphur and fertilizers volumes were 23,500 carloads below 2005 volumes.
7.2.1.4 Forest Products
Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues in 2007 were $275.8 million, a decrease of $40.6 million, or 12.8%. Revenues in 2006 were $316.4 million, a decrease of $17.5 million, or 5.2%.
Forest products revenues declined in 2007 primarily due to:
□	continued soft demand for lumber and panel products caused by a significant slowdown in the US housing market and continued impact from the sub-prime mortgage crisis;

□	difficult market conditions for our Forest product customers due to the softwood lumber agreement with the US which led to reduced volumes and extended plant shut downs;

□	the impact of the strengthening of the Canadian dollar, which has led to decreased market competitiveness for Canadian producers; and

□	the negative impact of the change in FX of approximately $10 million.
These decreases were partially offset by growth in pulp volumes and price increases which lessened the impact from the volume decline.
Forest products revenues declined in 2006 primarily due to:
□	reduced volumes from a softening demand for lumber and panel caused by a decrease in US housing starts;

□	difficult market conditions for our Forest product customers caused by a strong Canadian dollar and softwood lumber agreement with the US which led to reduced volumes and extended plant shut downs; and

□	the negative impact of the change in FX of approximately $16 million.
Offsetting these factors was our strong yield and pricing, which softened the impact from the volume decline.
7.2.1.5 Industrial and Consumer Products
Industrial and consumer products include chemicals, plastics, aggregates, steel, and mine and energy-related products (other than coal) shipped throughout North America. Industrial and consumer products revenues in 2007 were $627.9 million, an increase of $24.1 million, or 4.0%. Revenues in 2006 were $603.8 million, an increase of $60.9 million, or 11.2%.
Industrial and consumer products revenues increased in 2007 primarily due to strength in chemical, energy, and plastics shipments to and from Alberta as well as increases in freight rates, which were partially offset by decreased steel volumes as a result of decreased drilling activity for natural gas. The increases were also partially offset by the negative impact of the change in FX of approximately $20 million.
Industrial and consumer products revenues increased in 2006 primarily due to:
□	strong demand for steel, energy products and aggregates, largely driven by Alberta oil and gas activity and a strong Alberta economy;

□	strong worldwide demand for base metals; and

□	increased freight rates.
The higher revenues were partially offset by the negative impact of the change in FX of approximately $25 million.
7.2.1.6 Automotive
Automotive consists primarily of the transportation of domestic and import vehicles as well as automotive parts from North American assembly plants and the Port of Vancouver to destinations in Canada and the US. Automotive revenues in 2007 were $319 million, an increase of $4.6 million, or 1.5%. Revenues in 2006 were $314.4 million, an increase of $16.4 million, or 5.5%.
Automotive revenues in 2007 were up, reflecting carload growth as new domestics (such as Toyota and Honda) and import volumes continue to increase. Increased volumes from key shippers as a result of certain port of call changes by shipping lines also had a favourable impact on Automotive revenues. These increases were partially offset by the negative impact of the change in FX of approximately $8 million in 2007.
The increase in Automotive revenues in 2006 was primarily due to higher freight rates and increased volumes of imported vehicles, which created growth in long-haul traffic. These increases were partially offset by extended plant shutdowns by domestic auto producers and the negative impact of the change in FX of approximately $12 million.

2007 ANNUAL REPORT
19

7.2.1.7 Intermodal
Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada and to and from the US. The international business handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and US destinations. Intermodal revenues in 2007 were $1,318.0 million, an increase of $61.2 million, or 4.9%. Revenues in 2006 were $1,256.8 million, an increase of $95.7 million, or 8.2%.
Intermodal revenues increased in 2007 primarily due to growth in import and export container shipments from the ports of Vancouver and Montreal and increased freight rates, partially offset by the negative impact of the change in FX of approximately $13 million.
International intermodal revenues increased in 2006 as a result of higher freight rates and container volume growth at the ports of Vancouver and Montreal driven by strong global trade. Revenue growth in domestic intermodal was due to increased freight rates, volume and long-haul traffic. These increases were partially offset by an extended strike at a facility at the Port of Philadelphia as well as the negative impact of the change in FX of approximately $19 million.
7.2.2 Other Revenues
Other revenues are generated from leasing certain assets, switching fees, land sales, and business partnerships. Other revenues in 2007 were $152.4 million, a decrease of $3.5 million. Other revenues in 2006 were $155.9 million, an increase of $30.6 million.
The decrease in Other revenues in 2007 was primarily due to a gain of approximately $18 million realized from the sale of our Latta subdivision in second-quarter 2006 (discussed further in Section 21.5), partially offset by an increase in land sales in 2007.
Other revenues increased in 2006 due to a gain of approximately $18 million realized from the sale of our Latta subdivision and increased land sales, in particular, the sale of a property to a university in Montreal.
7.2.3 Freight Revenue per Carload
Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.
In 2007, total freight revenue per carload remained relatively unchanged from 2006. This reflected 2.0 % improvements in freight rates and mix, which were offset by the negative impact of the change in FX.
Total freight revenue per carload in 2006 increased by $97, or 6.1%, from 2005. The increase in 2006 was due to higher freight rates, the impact of the sale of our Latta subdivision and Nickel Spur, and an increase in the average length of haul. The increases more than offset the negative impact of the change in FX.

FREIGHT REVENUE PER CARLOAD

For the year ended December 31 ($)	2007	2006	2005

Freight revenue per carload	1,688	1,691	1,594

Grain	2,439	2,363	2,228
Coal	2,132	2,102	2,069
Sulphur and fertilizers	2,393	2,464	2,216
Forest products	2,417	2,344	2,172
Industrial and consumer products	2,004	1,911	1,685
Automotive	1,893	1,902	1,773
Intermodal	1,065	1,084	1,019

2007 ANNUAL REPORT
20

8.0 Performance Indicators
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 26.0.
PERFORMANCE INDICATORS (1)

For the year ended December 31	2007	2006	2005

Safety indicators
FRA personal injuries per 200,000 employee-hours	2.1	2.0	2.4
FRA train accidents per million train-miles	2.0	1.6	2.3
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	246,322	236,405	242,100
Car miles per car day	142.3	137.3	124.0
US gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.21	1.20	1.18
Terminal dwell (hours)	22.2	20.8	25.8
Average train speed (miles per hour)	23.2	24.8	22.0
Number of active employees – end of period	15,382	15,327	16,295
Freight revenue per RTM (cents)	3.52	3.60	3.40

(1) Certain comparative period figures have been updated to reflect new information.

8.1 SAFETY INDICATORS
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours was 2.1 in 2007, compared with 2.0 in 2006 and 2.4 in 2005.
The FRA train accident rate in 2007 was 2.0 accidents per million train-miles, compared with 1.6 and 2.3, respectively, in 2006 and 2005.
8.2 EFFICIENCY AND
OTHER INDICATORS
In 2007, CP moved record freight volumes, as measured by GTMs and RTMs. In addition, CP’s IOP generated savings in operating costs driven by increased train weights, yard productivity and improvements in car miles per car day. Offsetting these benefits were:
□	difficult weather-related operating conditions, primarily in the first quarter of 2007 and December 2007;
□	a change in traffic mix largely driven by an increase in intermodal trains; and

□	the impact of having to compress required track maintenance programs into a shorter work season due to the 26-day strike by CP’s maintenance of way employees in Canada during the second quarter of 2007 (“CP strike”).
GTMs increased 4.2 % to a record of approximately 246.3 billion in 2007. The increase in 2007 was mainly due to increased potash, intermodal and coal traffic. GTMs declined 2.4 % in 2006. The decrease in 2006 was mainly due to lower coal and potash volumes partially offset by higher grain volumes. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Car miles per car day increased 3.6 % in 2007 and increased 10.7 % in 2006. Car miles per car day increased in both years, as the higher level of demand was handled more efficiently through improved car ordering and tactical fleet management and IOP improvements.
US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 0.8 % and 1.7 % in 2007 and 2006, respectively. The increase in both years was primarily due to a change in traffic mix largely driven by an increase in intermodal trains. The increases were partially offset by improved execution of our IOP and successful fuel-conservation efforts. In addition, mild winter weather in the first quarter of 2006 helped to reduce fuel consumption in 2006.
Terminal dwell, the average time a freight car resides in a terminal, increased 6.7 % in 2007. The increase in 2007 was primarily due to weather-related issues and concentrated track maintenance programs following the end of the CP strike. Terminal dwell decreased 19.4 % in 2006. The improvement in 2006 was largely due to better processes within our yards and providing seven-day-a-week outlets for all our traffic which minimized the number of times freight cars are handled. Reducing the time freight cars spend waiting in terminals also enabled us to decrease our fleet of cars used.

2007 ANNUAL REPORT
21

Average train speed decreased 6.5 % in 2007. Average train speed in 2007 was negatively impacted by:
□	an increase in the number of bulk trains, which operate at slower speeds and experienced more queuing for unloading in 2007;

□	network disruptions, which were primarily related to weather events;

□	temporary power and crew shortages; and

□	concentrated track maintenance programs following the end of the CP strike.
Average train speed increased 12.7 % in 2006. Trains moved at faster speeds for longer distances as a result of our expanded track capacity in western Canada, adhering to our IOP, and co-production agreements with other railroads that allowed us to move trains more efficiently. Train speed also increased as a result of transporting less bulk volumes, which move in heavy trains that travel more slowly.
The number of active employees at December 31, 2007 increased by 55, or 0.4%. The primary driver for this increase was a higher number of employees working on capital projects in December 2007, due to work schedule delays resulting from the CP strike. The number of active employees at December 31, 2006 decreased by 5.9%. This decrease was mainly due to job reductions made under restructuring initiatives and fewer employees working on capital projects. Approximately 7 % of employees were assigned to capital projects at December 31, 2007, compared with approximately 6 % at December 31, 2006.
Freight revenue per RTM decreased by 2.2 % in 2007. The decrease was primarily driven by the negative impact of the change in FX and a decrease in coal freight rates, as well as a change in our overall traffic mix as a result of an increase in the shipment of long haul US grain traffic to the Pacific Northwest and shipment of long haul potash from Saskatchewan to the Port of Vancouver. Freight revenue per RTM increased 5.9 % in 2006. The increase was due to higher freight rates, partially offset by the negative impact of the change in FX.

9.0 Operating Expenses, Before Other Specified Items
OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

For the year ended December 31	2007		2006		2005
(in millions)	Expense(1)	% of revenue	Expense(1)	% of revenue	Expense(1)	% of revenue

Compensation and benefits	$1,284.2	27.3	$1,327.6	29.0	$1,322.1	30.1
Fuel	746.8	15.9	650.5	14.2	588.0	13.4
Materials	215.5	4.6	212.9	4.6	203.3	4.6
Equipment rents	207.5	4.4	181.2	4.0	210.0	4.8
Depreciation and amortization	472.0	10.0	464.1	10.1	445.1	10.1
Purchased services and other	617.4	13.1	618.3	13.5	621.6	14.2

Total	$3,543.4	75.3	$3,454.6	75.4	$3,390.1	77.2

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and,therefore,are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0.

Operating expenses, before other specified items, were $3,543.4 million in 2007, up $88.8 million, or 2.6%. These expenses were $3,454.6 million in 2006, up $64.5 million, or 1.9%, from $3,390.1 million in 2005.
Operating expenses in 2007 increased primarily due to:
□	higher fuel prices driven by higher refining charges and WTI prices;
□	record volumes as measured by GTMs and RTMs in 2007, including change in traffic mix largely driven by an increase in intermodal trains;
□	increased equipment rent expense; and

□	higher costs associated with network disruptions,mainly driven by harsh weather conditions.
These increases in operating expenses were partially offset by the positive impact of the change in FX of approximately $57 million and a decrease in compensation and benefits expense.

2007 ANNUAL REPORT
22

Operating expenses in 2006 were higher primarily due to:
□	higher fuel costs;

□	the increased price of materials used for freight car repairs, primarily related to the replacement of wheel sets, and train servicing; and

□	increased depreciation and amortization expense.
These increases were partially offset by improved operating efficiencies, cost-containment initiatives, lower GTMs, and the positive impact of the change in FX of approximately $86 million. In addition, the higher fuel costs were largely recovered in revenue through our fuel recovery program and through the benefits of hedging.
9.1 COMPENSATION AND BENEFITS
Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,284.2 million in 2007, a decrease of $43.4 million. This expense was $1,327.6 million in 2006, an increase of $5.5 million from $1,322.1 million in 2005.
Compensation and benefits expense decreased in 2007 primarily due to:
□	lower incentive and stock-based compensation;

□	lower pension expenses;

□	the positive impact of the change in FX of approximately $13 million; and

□	a settlement gain in the third quarter of 2007 on the release of certain post-retirement benefit liabilities due to the assumption of these obligations by a US national multi-employer benefit plan.
These decreases were partially offset by increased labour expenses due to higher volumes and the negative impact of inflation.
In 2006, compensation and benefits expense increased as a result of inflation, higher pension expenses, and higher stock-
based compensation costs prior to the implementation in the second quarter of 2006 of our Total Return Swap Program (discussed further in Section 17.7.1). These increases were mostly offset by:
□	reduced costs as a result of restructuring initiatives (discussed further in Section 21.10);

□	savings realized from efficiencies gained through our IOP (discussed further in Section 21.3) as well as other productivity improvements;

□	reduced costs as a result of lower freight volumes; and

□	the positive impact of the change in FX of approximately $22 million.
9.2 FUEL
Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $746.8 million in 2007, an increase of $96.3 million. This expense was $650.5 million in 2006, an increase of $62.5 million from 2005.
Fuel expense in 2007 increased primarily due to:
□	higher refining margins and WTI prices;

□	increased consumption driven by increased volumes;

□	a lower hedge position in 2007; and

□	a higher rate of fuel consumption, driven by harsh weather conditions and change in traffic mix largely driven by an increase in intermodal trains.
The increases were partially offset by the positive impact of the change in FX of approximately $23 million. Fuel price increases are also mitigated by our fuel recovery program.
Fuel expense in 2006 increased due to higher crude oil prices and refining charges, and an unfavourable change in our fuel consumption rate due to a higher proportion of non-bulk freight traffic. These increases were partially offset by:
□	the favourable settlement of prior period recoveries including a fuel excise tax refund;

□	reduced workload; and

□	the positive impact of the change in FX of approximately $30 million.
9.3 MATERIALS
Materials expense includes the cost of materials used for track, locomotive, freight car, and building maintenance. Materials expense was $215.5 million in 2007, an increase of $2.6 million. This expense was $212.9 million in 2006, an increase of $9.6 million from $203.3 million in 2005.
The increase in 2007 was mainly due to the higher cost of materials used for freight car repairs and train servicing, primarily driven by higher wheel consumption as a result of increased volume and harsh winter operating conditions in first-quarter 2007, and an increase in locomotive repair and servicing costs. These increases were partially offset by cost recoveries from third parties and pricing arrangements for wheels.
The increase in 2006 was mainly due to the higher cost of materials for freight car repairs, primarily driven by price increases for replacement of wheel sets and other freight car materials, and train servicing. The increase was partially offset by the positive impact of the change in FX.
9.4 EQUIPMENT RENTS
Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. Equipment rents expense was $207.5 million in 2007, an increase of $26.3 million. This expense was $181.2 million in 2006, a decrease of $28.8 million from $210.0 million in 2005.

2007 ANNUAL REPORT
23

Equipment rents expense in 2007 increased mainly due to:
□	reductions in receipts for the use of our railcars from other railways and customers;

□	higher equipment rental payments to other railways as a result of network disruptions, mainly driven by harsh weather conditions; and

□	higher locomotive leasing costs, primarily driven by increased volume.
These increases were partially offset by the positive impact of the change in FX of approximately $7 million.
The decrease in 2006 was mainly due to more efficient movement of traffic over our network which reduced the number of cars on line, resulting in lower equipment rental payments to other railways and reduced locomotive lease costs. Higher charges to customers for loading and unloading delays and the positive impact of the change in FX of approximately $12 million also contributed to the decrease in 2006. The decrease in 2006 was partially offset by favourable adjustments in 2005 for freight car rentals pertaining to prior periods.
9.5 DEPRECIATION AND AMORTIZATION
Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $472.0 million in 2007, an increase of $7.9 million. This expense was $464.1 million in 2006, an increase of $19.0 million from $445.1 million in 2005. The increases in both 2007 and 2006 were primarily due to additions to capital assets for track and locomotives, which were partially offset by asset retirements and rate adjustments.
9.6 PURCHASED SERVICES AND OTHER
Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental remediation, property and other taxes, contractor and consulting fees, and insurance. Purchased services and other expense was $617.4 million in 2007, a decrease of $0.9 million. This expense was $618.3 million in 2006, a decrease of $3.3 million from $621.6 million in 2005.
The decrease in purchased services and other expense in 2007 was mainly due to the positive impact of the change in FX of approximately $9 million, which was mainly offset by an increase in maintenance costs for locomotives.
The decrease in 2006 was largely due to lower joint-facility and inter-railway expenditures resulting from our co-production initiatives, adherence to our IOP which reduced crew transportation costs, and the positive impact of the change in FX of approximately $15 million. The decreases were partially offset by higher building maintenance expenses and contract locomotive servicing costs.
10.0 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In 2007, there were three other specified items included in net income, as follows:
□	In the fourth quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2008. We recorded a future income tax benefit of $145.8 million to reflect the positive impact of these tax rate reductions on our future income tax balance as at December 31, 2006.

□	In the third quarter of 2007, we recorded a charge of $21.5 million ($15.0 million after tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 11.2).

□	In the second quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2011. We recorded a future income tax benefit of $17.1 million to reflect the positive impact of these tax rate reductions on our future income tax balance as at December 31, 2006.
In 2006, there was one other specified item included in net income:
□	In the second quarter of 2006, the Government of Canada and the governments of the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on our future income tax balance as at December 31, 2005.
In 2005, there were two other specified items included in operating income, as follows:
□	A new restructuring initiative to reduce management and administrative costs, which resulted in a special charge of $44.2 million ($28.3 million after tax) in the fourth quarter of 2005. The restructuring was intended to eliminate more than 400 positions (discussed further in Section 21.10).

□	As a result of a settlement reached in the third quarter of 2005, we recognized a reduction of $33.9 million ($20.6 million after tax) to a special charge initially taken in the fourth quarter of 2004 (discussed further in Section 21.7). As part of the settlement we received $3.6 million in cash and were able to reduce an environmental remediation liability related to one of our properties by $30.3 million.

2007 ANNUAL REPORT
24

11.0 Other Income Statement Items
11.1 OTHER INCOME AND CHARGES
Other income and charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the impact of the change in FX on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, other non-operating expenditures and equity earnings. Other income and charges were $17.3 million in 2007, a decrease of $10.5 million from 2006 and were $27.8 million in 2006, an increase of $9.7 million from $18.1 million in 2005.
The decrease in 2007 was mainly due to the inclusion of the equity earnings of DM&E starting in October 2007 (discussed further in Section 19.0).
The increase in 2006 was mainly due to the negative impact of the change in FX on working capital balances in 2006, and lower realized gains on non-hedge derivative instruments.
11.2 CHANGE IN FAIR VALUE OF CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER
At December 31, 2007, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.
On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.
A Standstill Agreement is in place that commits investors not to take any action that would precipitate an event of default. It is expected that the restructuring of the ABCP will occur in April 2008 if approval by investors is obtained to do so. This approval will be requested on a trust by trust basis most likely during April 2008.
On December 23, 2007, the pan-Canadian restructuring committee provided certain details about the expected restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
□	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement long-term floating rate notes that are expected to receive a AAA credit rating;
□	$119.0 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior and subordinated long-term floating rate notes. The senior notes are expected to obtain a AAA rating while the subordinated notes are likely to be unrated; and

□	$12.1 million is represented by assets that have an exposure to US sub-prime mortgages. On restructuring, the Company is likely to receive long-term floating rate notes that may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the likely rating these notes may receive.
The valuation technique used by the Company to estimate the fair value of its investment in ABCP at December 31, 2007, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the pan-Canadian restructuring committee that it expects the ABCP will be converted into various long-term floating rate notes, as discussed above, with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

2007 ANNUAL REPORT
25

Probability weighted average interest rate	4.6%
Weighted average discount rate	5.3%
Maturity of long-term floating rate notes	five to seven years
Credit losses	nil to 25 % on a going concern basis, 5 % to 50 % on a liquidation basis

Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes.
Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.
One of the probable cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts.
In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.
Based on additional information that became available during the fourth quarter of 2007, the probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $122.1 million at December 31, 2007. The reduction in fair value of $21.5 million compared to the original cost of the ABCP was recorded as a charge to income in the third quarter of 2007 with no further changes required in the fourth quarter of 2007.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.
11.3 INTEREST EXPENSE
Interest expense includes interest on long-term debt and capital leases, net of interest income. Interest expense was $204.3 million in 2007, an increase of $9.8 million from 2006. The expense was $194.5 million in 2006, a decrease of $9.7 million from $204.2 million in 2005.
Interest expense in 2007 increased primarily due to the issuance of US$450 million notes and the use of bridge financing to fund the acquisition of DM&E (discussed further in Section 15.3). These increases were partially offset by higher interest income generated from higher cash balances, the repayment of a $143.0 million secured equipment loan and the positive impact from the change in FX on US dollar-denominated interest expense.
Interest expense in 2006 decreased due to the positive impact of the change in FX and the retirement of $250-million Medium Term Notes in June 2005 (discussed further in Section 15.3). The improvements were partially offset by higher interest charges on variable-interest rate debt tied to the London Interbank Offered Rate (“LIBOR”), which increased relative to the comparable period.
11.4 INCOME TAXES
Income tax expense was $144.7 million in 2007, an increase of $34.8 million from 2006. Income tax expense was $109.9 million in 2006, a decrease of $160.7 million from $270.6 million in 2005. The 2007 increase was mainly due to an increase in FX gains on LTD and a lower future income tax benefit of $162.9 million recorded in 2007 resulting from tax rate changes implemented by the Government of Canada and certain provincial governments in 2007, compared with the impact of tax rate changes of $176.0 million in 2006 implemented by the Government of Canada and certain provincial governments in 2006. The reduction in tax expense in 2006, compared with 2005, was mainly due to a positive adjustment of $176.0 million taken in the second quarter of 2006, partially offset by an increase in taxes as a result of higher income.
The effective income tax rate for 2007 was 13.3%, compared with 12.1 % and 33.3 % for 2006 and 2005, respectively. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income, and other specified items) for 2007, 2006 and 2005 were 29.0%, 30.8 % and 32.2%, respectively. The change in the normalized tax rate in 2007, compared with 2006, was mainly due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives. The reduction in our effective income tax rate in 2006, compared with 2005, was due to changes in Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2008 income tax rate of between 29 % and 31%. The outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (see Section 22.0 and Section 23.4 for a discussion of these assumptions and other factors affecting our expectations for 2008).

2007 ANNUAL REPORT
26

We will have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense. A reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With the reclassification, the tax benefit of these losses is matched to the transactions that utilize them. As a result of this review, the income tax associated with FX on LTD, which is a non-GAAP measure, increased by $6.3 million in 2007 and increased by $7.2 million in 2006. The income tax expense, before income tax on FX on LTD, which is a non-GAAP measure (discussed further in Section 6.0), was reduced by the same amount in 2007 and 2006, respectively.

12.0 Quarterly Financial Data

For the quarter ended
(in millions, except per share data)	2007				2006

	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Total revenue	$1,188.3	$1,187.9	$1,215.5	$1,115.9	$1,190.4	$1,151.3	$1,131.0	$1,110.5
Operating income	305.5	321.7	307.7	229.3	320.1	299.1	282.6	226.8
Net income	342.3	218.6	256.7	128.6	145.6	163.8	378.1	108.8
Operating income, before other specified items (1)	305.5	321.7	307.7	229.3	320.1	299.1	282.6	226.8
Income, before FX on LTD and other specified items (1)	185.1	190.3	174.8	122.6	181.0	169.7	160.7	116.1

Basic earnings per share	$2.23	$1.43	$1.66	$0.83	$0.93	$1.05	$2.39	$0.69
Diluted earnings per share	2.21	1.41	1.64	0.82	0.92	1.04	2.37	0.68
Diluted earnings per share, before FX on LTD and other specified items (1)	1.20	1.23	1.12	0.78	1.15	1.07	1.00	0.72

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0.

2007 ANNUAL REPORT
27

12.1 QUARTERLY TRENDS
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
13.0 Fourth-quarter Summary
13.1 OPERATING RESULTS
In the fourth quarter of 2007, GTMs remained relatively unchanged at approximately 62.1 billion, a decrease of 0.1%. RTMs were approximately 32.5 billion, an increase of 1.5%. The increase in RTMs were primarily due to growth in intermodal shipments and increased shipments of long haul potash from Saskatchewan to the Port of Vancouver, partially offset by reduced lumber and panel volumes.
Operating income for the three-month period ended December 31, 2007, was $305.5 million, a decrease of $14.6 million from $320.1 million.
The decrease in operating income was primarily due to:
□	an increase in fuel costs driven by higher WTI prices, net of fuel recoveries;
□	the negative impact of the change in FX of approximately $23 million;

□	harsh weather conditions that affected the entire supply chain in December 2007; and

□	higher purchased services and other costs (discussed further in Section 13.4.6).
These decreases were partially offset by revenue growth in Intermodal as well as Industrial and consumer products and lower compensation and benefits expenses.
We reported net income of $342.3 million in the fourth quarter of 2007, an increase of $196.7 million from $145.6 million.
The increase in net income was mainly due to:
□	a future income tax benefit of $145.8 million recorded in the fourth quarter of 2007 as a result of Canadian rate reductions applied to opening future income tax balances (discussed further in Section 10.0);

□	an increase in FX gains on LTD as a result of a strengthening of the Canadian dollar;

□	lower income tax expense; and

□	the recognition of equity earnings, starting in October 2007, following our acquisition of DM&E (discussed further in Section 19.0), which reduced Other income and charges.
These increases were partially offset by a lower operating income and higher interest expense (discussed further in Section 11.3).
Diluted EPS was $2.21 in the fourth quarter of 2007, an increase of $1.29 from $0.92.
13.2 NON-GAAP EARNINGS
A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income as presented in the financial statements for the fourth quarters of 2007 and 2006, is included in Section 6.0.
Income, before FX on LTD and other specified items, was $185.1 million in the fourth quarter of 2007, an increase of $4.1 million from $181.0 million. The increase was mainly driven by higher other revenues and lower materials expense, partially offset by higher fuel costs.
13.3 REVENUES
Total revenues were $1,188.3 million in fourth-quarter 2007, a decrease of $2.1 million from $1,190.4 million. This decrease was primarily driven by the negative impact of the change in FX of approximately $66 million, mainly offset by higher revenues from Industrial and consumer products and Intermodal.
13.3.1 Grain
Grain revenues in the fourth quarter of 2007 were $257.5 million, a decrease of $4.1 million from $261.6 million. This decrease was primarily driven by:
□	the negative impact of the change in FX of approximately $17 million;

□	weaker Canadian wheat and durum shipments to Thunder Bay and Montreal; and

□	harsh weather conditions that affected the entire supply chain in December 2007.
These decreases were partially offset by strong shipments of US grain to the Pacific Northwest, Minnesota/Wisconsin, and Eastern Canada.
13.3.2 Coal
Coal revenues were $131.2 million in fourth-quarter 2007, a decrease of $18.1 million from $149.3 million. The decrease in revenues was primarily due to:
□	the negative impact of the change in FX of approximately $3 million;

□	harsh weather conditions that affected the entire supply chain in December 2007, which pushed some volumes into 2008; and

□	a decrease in freight rates.

2007 ANNUAL REPORT
28

13.3.3 Sulphur and Fertilizers
Sulphur and fertilizers revenues were $121.2 million in the fourth quarter of 2007, a decrease of $0.8 million from $122.0 million. The decrease was primarily driven by the negative impact of the change in FX of approximately $7 million and declining sulphur shipments out of northern Alberta due to declining supply, mainly offset by strong shipments of both export and domestic potash.
13.3.4 Forest Products
Forest products revenues were $61.5 million in the fourth quarter of 2007, a decrease of $9.7 million from $71.2 million.
This decrease was mainly due to:
□	continued soft demand for lumber and panel products caused by a significant slowdown in the US housing market and continued impact from the sub-prime mortgage crisis;

□	difficult market conditions for our Forest product customers caused by a strong Canadian dollar and softwood lumber

□	trade agreements which have lead to reduced volumes, shipper bankruptcies and extended plant shut downs; and

□	the negative impact of the change in FX of approximately $7 million.
Partially offsetting these factors was our strong yield and pricing, which reduced the impact from the volume decline.
13.3.5 Industrial and Consumer Products
Industrial and consumer products revenues were $157.9 million in the fourth quarter of 2007, an increase of $9.4 million from $148.5 million. The increase was due mainly to:
□	higher freight rates;

□	strong worldwide demand for base metals; and
□	strong demand for chemical, plastics and energy products largely driven by Alberta oil activity and a strong Alberta economy.
The higher revenues were partially offset by the negative impact of the change in FX of approximately $14 million.
13.3.6 Automotive
Automotive revenues were $77.0 million in fourth-quarter 2007, an increase of $2.1 million from $74.9 million. The increase was primarily due to a surge in shipping by new domestic manufacturers (such as Toyota and Honda) in the fourth quarter of 2007 to meet their year end volume targets, partially offset by the negative impact of the change in FX of approximately $6 million.
13.3.7 Intermodal
Intermodal revenues grew in the fourth quarter of 2007 to $336.3 million, an increase of $12.3 million from $324.0 million. In the international business, growth was primarily due to higher freight rates and container volume growth at all four ports we serve (Vancouver, Montreal, New York/New Jersey and Philadelphia) driven by increasing global trade. Growth in domestic intermodal was due to increased freight rates and volumes as well as an increase in traffic from the US to Western Canada. These increases were partially offset by the negative impact of the change in FX of approximately $10 million.
13.3.8 Other Revenues
Other revenues were $45.7 million in the fourth quarter of 2007, an increase of $6.8 million from $38.9 million. The increase was primarily due to higher land sales.
13.4 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS
Operating expenses, before other specified items, in the fourth quarter of 2007 were $882.8 million, an increase of $12.5 million from $870.3 million.
13.4.1 Compensation and Benefits
Compensation and benefits expense in fourth-quarter 2007 was $308.4 million, a decrease of $13.8 million from $322.2 million. The decrease was primarily driven by:
□	the positive impact of the change in FX of approximately $10 million;

□	lower incentive compensation; and

□	reduced costs from restructuring initiatives (discussed further in Section 21.10).
These decreases were partially offset by the negative impact of inflation.
13.4.2 Fuel
Fuel expense was $196.3 million in fourth-quarter 2007, an increase of $25.1 million from $171.2 million. The increase was primarily driven by higher WTI prices and a higher rate of fuel consumption, primarily due to harsh weather conditions. These increases were partially offset by the positive impact of the change in FX of approximately $18 million and the result of a favourable fuel tax ruling.
13.4.3 Materials
Materials expense was $47.9 million in the fourth quarter of 2007, a decrease of $5.8 million from $53.7 million. The decrease was mainly due to lower cost of materials used for freight car repairs and train servicing, primarily driven by reductions in wheel consumption and wheel prices, as well as a positive impact of the change in FX of approximately $1 million. These decreases were partially offset by an increase in locomotive repair and servicing costs.
13.4.4 Equipment Rents
Equipment rents expense was $45.1 million in the fourth quarter of 2007, a decrease of $2.7 million from $47.8 million. The decrease was largely due to the positive impact of the change in FX of approximately $5 million and

2007 ANNUAL REPORT
29

a reduction in freight car lease costs. These decreases were partially offset by higher equipment rental payments to other railways as a result of network disruptions, mainly driven by harsh weather conditions. Reductions in receipts for the use of our railcars from other railways and customers also partially offset the decrease in equipment rents expense.
13.4.5 Depreciation
and Amortization
Depreciation and amortization expense was $116.3 million in fourth-quarter 2007, an increase of $0.4 million from $115.9 million, largely due to additions to capital assets. This was partially offset by asset retirements and the positive impact of the change in FX of approximately $2 million.
13.4.6 Purchased Services and Other
Purchased services and other expense was $168.8 million in fourth-quarter 2007, an increase of $9.3 million from $159.5 million. The increase was mainly due to increased casualty costs, primarily driven by weather-related incidents and recognition of anticipated future environmental costs at certain identified sites across our network. The increase was partially offset by the positive impact of the change in FX of approximately $7 million.
13.5 OTHER INCOME
STATEMENT ITEMS
In the fourth-quarter 2007, there was a gain due to FX on LTD of $8.3 million ($11.4 million after tax), compared with a loss of $44.9 million ($35.4 million after tax) in the same period of 2006. The gain was due to the impact of the change in FX on US dollar-denominated debt.
Other income and charges were a recovery of $3.8 million in the fourth quarter of 2007, a decrease of $10.2 million from a $6.4 million expense in fourth-quarter 2006. This decrease was primarily due to the inclusion of the equity earnings of DM&E starting in October 2007.
Interest expense was $63.4 million in fourth-quarter 2007, an increase of $13.6 million from $49.8 million in the same period of 2006. The increase was primarily due to the issuance of US$450 million notes and the use of bridge financing to fund the acquisition of DM&E (discussed further in Section 15.3), partially offset by higher interest income generated from higher cash balances and the positive impact from the change in FX on US dollar-denominated interest expense.
13.6 LIQUIDITY AND
CAPITAL RESOURCES
For the three months ended December 31, 2007, we held $378.1 million in cash and short-term investments, which was an increase of $38.9 million compared with the three months ended September 30, 2007. For the three months ended December 31, 2006, we held $124.3 million in cash and short-term investments, which was an increase of $77.9 million compared with the three months ended September 30, 2006. The lower increase in cash and short-term investments during the fourth quarter of 2007 was primarily due to increased investing costs from the acquisition of DM&E (discussed further in Section 19.0) and the timing of capital expenditures, partially offset by funds received from the bridge financing (discussed further in Section 15.3) along with short-term borrowings and increased cash from operations.
14.0 Changes in Accounting Policy
14.1 2007 ACCOUNTING CHANGES
14.1.1 Financial Instruments, Hedging and Comprehensive Income
On January 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments
– Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, Section 3865 “Hedges,” Section 1530 “Comprehensive Income” and Section 3251 “Equity”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and accumulated other comprehensive income (“AOCI”). Adoption of these standards was on a retrospective basis without restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “AOCI” and “Other Comprehensive Loss”.
The impact of the adoption of these standards on January 1, 2007, was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained earnings” of $4.0 million, and the recognition of “AOCI” of $80.4 million.
The fair value of hedging instruments at January 1, 2007, was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “AOCI” and “Retained earnings” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income

2007 ANNUAL REPORT
30

taxes” by $11.6 million. AOCI is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained earnings reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statements as a result of the refinement of certain estimates used at the year end.
14.1.2 Accounting Changes
Effective from January 1, 2007, the CICA amended Accounting Standard Section 1506 “Accounting Changes” to prescribe the criteria for changing accounting policies and related accounting treatment and disclosures of accounting changes. Changes in accounting policies are permitted when required by a primary source of GAAP, for example when a new accounting section is first adopted, or when the change in accounting policy results in more reliable and relevant financial information being reflected in the financial statements.
The adoption of this amended accounting standard did not impact the financial statements of the Company.
14.2 FUTURE ACCOUNTING CHANGES
14.2.1 Financial Instrument and Capital Disclosures
The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Section 3862 “Financial Instruments –Disclosures”, Section 3863 “Financial Instruments – Presentation”, and Section 1535 “Capital Disclosures”.
Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.
Section 1535 “Capital Disclosures” will require the Company to provide disclosures about the Company’s capital and how it is managed.
The adoption of these new accounting standards will not impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
14.2.2 Inventories
Effective January 1, 2008, the CICA has issued accounting standard Section 3031 “Inventories”. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The Company currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. It is not anticipated that the adoption of Section 3031 “Inventories” will have a material impact on CP’s financial statements. Any adjustment on the adoption of Section 3031 “Inventories” will be recognized in 2008 as an adjustment to opening inventory and opening retained earnings.
14.2.3 Goodwill and intangible assets
In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.
15.0 Liquidity and Capital Resources
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 20.0 and Section 21.8. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risks is discussed in Section 22.2. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

2007 ANNUAL REPORT
31

15.1 OPERATING ACTIVITIES
Cash provided by operating activities was $1,314.6 million in 2007, an increase of $263.6 million from 2006. Cash provided by operating activities was $1,051.0 million in 2006, an increase of $0.3 million from $1,050.7 million in 2005.
The increase in 2007, compared with 2006, was mainly due to higher net cash generated through improved working capital, reduced pension contributions, higher cash earnings and reduced income tax and restructuring payments.
The change in 2006, compared with 2005, was minimal, as the increase in cash earnings was largely offset by:
□	higher income tax payments associated with the sale of our Latta subdivision (discussed further in Section 21.5);

□	higher restructuring payments;

□	a higher year-end working capital balance, primarily due to an increase in accounts receivable from higher freight revenues; and

□	increased pension contributions.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
15.2 INVESTING ACTIVITIES
Cash used in investing activities was $2,514.3 million in 2007, an increase of $1,820.6 million from 2006. Cash used in investing activities was $693.7 million in 2006, a decrease of $175.5 million from $869.2 million in 2005.
Cash used in investing activities was higher in 2007 primarily due to the acquisition of DM&E, increased capital expenditures, and the investment in ABCP in the third quarter of 2007 (discussed further in this section and Section 11.2).
The decrease in cash used in investing activities in 2006 was mainly due to decreased cash capital spending in 2006 and proceeds from the sale of our Latta subdivision.
At September 30, 2007, the Company held ABCP with an original cost of $143.6 million. At the dates the Company acquired these investments, they were rated R1 (High) by DBRS, the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets, and liquidity agreements. These investments matured during the third quarter of 2007 but due to liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents. This change in the classification of the Company’s ABCP, for accounting purposes, does not impact CP’s liquidity requirements for normal operations or the acquisition of DM&E. ABCP is further discussed in Section 11.2.
Capital spending in 2008 is projected to be between $885 million and $895 million, which is similar to the 2007 capital program. While the expected total capital program for 2008 remains relatively unchanged from 2007 spending levels, it will incorporate an increase for the maintenance and upgrade of rail, ballast, crossties and other basic right-of-way infrastructure components for which some spending was deferred in 2007 due to the CP strike. There will also be an increase in investments in information technology to improve the systems that manage railway operations and customer shipments, as well as investments planned to increase capacity of track and signalling systems in key corridors to improve end-to-end fluidity and increase train speed over the existing network. There will also be increases in investments in modifications and upgrades to the freight car fleet to ensure customers continue to receive the quality of rail cars they require. This includes the ongoing program to upgrade government-owned grain cars to reduce grain spillage and protect wildlife along CP’s right-of-way as well as upgrades to the automotive rail car fleet. These increases will be offset by reduced spending levels on strategic land purchases as these were largely completed in 2007. These capital investments do not include capital spending programs for the DM&E (discussed further in Section 19.0). Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 22.0 for a discussion of these assumptions and other factors affecting our expectations for 2008).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
15.3 FINANCING ACTIVITIES
Cash provided by financing activities was $1,453.5 million in 2007, an increase of $1,808.3 million. Cash used in financing activities was $354.8 million in 2006, a decrease of $57.9 million, compared with $412.7 million in 2005.
The increase in 2007 was primarily due to:
□	the US$1.27 billion bridge financing to fund the acquisition of DM&E (discussed further in this section);

□	the issuance of US$450 million of 5.95% 30-year notes, which are unsecured and carry a negative pledge, for net proceeds of CAD$485.1 million; and

□	short-term borrowings of $229.7 million.

2007 ANNUAL REPORT
32

These increases were partially offset by the repayment of two debt instruments, a $143.0 million secured equipment loan and a $19.0 million obligation under a capital lease.
The decrease in cash used in 2006 was due to lower long-term debt repayments, mainly from the 2005 repayment of our 7.2% $250-million Medium Term Notes and higher proceeds from the issue of shares for stock options exercised in 2006. These items were partially offset by increased purchases of shares through the Company’s share repurchase program (discussed further in Section 16.5) and higher dividend payments to our shareholders.
CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion medium term notes prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale. This allowed CP to issue US$450 million of 5.95% 30-year notes in May 2007 under the US-dollar base shelf prospectus which was used to repay long-term debt, to repurchase CP shares through normal course issuer bids (discussed further in Section 16.5), and to partially finance the acquisition of DM&E on October 4, 2007.
In October 2007, CP entered into an eighteen-month US$1.8 billion credit agreement to provide bridge financing specifically to fund the acquisition of DM&E (discussed further in Section 19.0). The credit facility bears interest at a variable rate based on LIBOR. On October 4, 2007, CP drew down US$1.27 billion from this credit agreement to close the acquisition of DM&E.
We also have available, as sources of financing, unused credit facilities of up to $408 million.
15.3.1 Net-debt to Net-debt-plus-equity Ratio
At December 31, 2007, our net-debt to net-debt-plus-equity ratio (discussed further in Section 6.0) increased to 42.5%, compared with 37.2 % and 39.6 % at December 31, 2006 and 2005, respectively. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
The increase in 2007 was primarily due to:
□	the bridge financing obtained for the acquisition of DM&E;

□	an increase in short-term borrowing of $229.7 million; and

□	the investment in ABCP (discussed further in Section 11.2).
These increases were partially offset by an increase in equity driven by earnings and the impact of the strengthening of the Canadian dollar.

The improvement in 2006 was primarily due to an increase in equity driven by earnings, partially offset by the impact of the reduced capital stock and contributed surplus as a result of CP’s share repurchase program.
15.3.2 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. With the acquisition of the DM&E, CP’s ratings were downgraded in the fourth quarter of 2007 by DBRS and Moody’s from “BBB(high)” and “Baa2”, respectively. Our rating with S&P remained unchanged but with a negative outlook. CP intends to permanently finance the DM&E acquisition in a manner that preserves our investment grade rating.
15.4 FREE CASH
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, and adjusted for the acquisition of DM&E and the investment in ABCP. Free cash is adjusted for the DM&E acquisition, as it is not indicative of normal day-to-day investments in the Company’s asset base. In addition, free cash excludes the investment in ABCP, as this reflects a change in presentation for accounting purposes and does not result in a change in cash flow.
We generated free cash of $303.4 million in 2007 compared with $244.9 million in 2006 and $92.0 million in 2005. The increase in 2007, compared with 2006, was largely due to the increase in cash generated by operating activities (as discussed in Section 15.1), partially offset by increased capital spending, lower proceeds from disposal of transportation properties and a higher dividend payment. The increase in 2006, compared with 2005, was due to a decrease in capital spending in 2006 and proceeds from the sale of our Latta subdivision, partially offset by higher dividend payments to our shareholders.
We expect to generate a lower amount of free cash in 2008, compared with 2007, as a result of increased income tax payments, mainly due to the Company now being cash tax payable (discussed further in Section 11.4) and less favourable improvements in the change in working capital compared with 2007. The decrease in free cash in 2008 will be largely offset by higher cash earnings. Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 22.0 and Section 25.0 for a discussion of these assumptions and other factors affecting our expectations for 2008). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in Section 7.2, Section 9.0, Section 11.0 and Section 15.0.

2007 ANNUAL REPORT
33

CALCULATION OF FREE CASH

(reconciliation of free cash to GAAP cash position)
For the year ended December 31 (in millions)	2007	2006	2005

Cash provided by operating activities	$1,314.6	$1,051.0	$1,050.7
Cash used in investing activities	(2,514.3)	(693.7)	(869.2)
Dividends paid	(133.1)	(112.4)	(89.5)
Add back acquisition of DM&E (1)	1,492.6	–	–
Add back investment in ABCP (2)	143.6	–	–

Free cash (3)	303.4	244.9	92.0
Cash (used in) provided by financing activities, excluding dividend payment	1,586.6	(242.4)	(323.2)
Acquisiton of DM&E (1)	(1,492.6)	–	–
Investment in ABCP (2)	(143.6)	–	–

Increase/(decrease) in cash, as shown on the Statement of Consolidated Cash Flows	253.8	2.5	(231.2)
Net cash at beginning of period	124.3	121.8	353.0

Net cash at end of period	$378.1	$124.3	$121.8

(1) The acquisition of DM&E is discussed further in Section 19.0.
(2) The investment in ABCP is discussed further in Section 11.2.
(3) Free cash has no standardized meanings prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0.

16.0 Balance Sheet
16.1 ASSETS
Assets totalled $13,365.0 million at December 31, 2007, compared with $11,415.9 million at December 31, 2006 and $10,891.1 million at December 31, 2005.
The increase in assets in 2007 was mainly due to an increase in cash and investments including our investment in DM&E (discussed further in Section 19.0).
The increase in assets in 2006 was mainly due to:
□	capital additions, most of which were locomotives and track replacement;

□	an increase in accounts receivable due to higher freight rates which have increased amounts billed to customers;

□	higher materials and supplies, mainly fuel stock and engineering inventory; and

□	pension contributions made in excess of pension expense recognized in income.
These increases were partially offset by a reduction in assets held for sale in 2006.
16.2 TOTAL LIABILITIES
Our combined short-term and long-term liabilities were $7,907.1 million at December 31, 2007, compared with $6,559.4 million at December 31, 2006 and $6,507.0 million at December 31, 2005.
The increase in total liabilities in 2007 was due mainly to:
□	an increase in short-term borrowing;

□	an increase in long-term debt resulting from the issuance in second-quarter 2007 of US$450 million of 5.95% 30-year notes (net proceeds of $485.1 million), which are unsecured but carry a negative pledge; and

□	bridge financing to fund the acquisition of DM&E (discussed further in Section 15.3).
These increases were partially offset by the repayment of a $143.0 million secured equipment loan in the first quarter of 2007 and a $19.0 million obligation under capital lease, as well as FX gains on LTD.
The increase in total liabilities in 2006 was due mainly to an increase in the future income tax liability, driven by tax on income generated in 2006, partially offset by a reduction in accounts payable.
16.3 ACCUMULATED OTHER COMPREHENSIVE INCOME
Effective January 1, 2007, new accounting standards were introduced affecting how CP accounts for certain unrealized gains and losses by creating a new category of equity called “AOCI”. Amounts previously reported as “Foreign currency translation adjustment” were reclassified to AOCI retroactively. Unrealized gains and losses on hedges net of related future income taxes were transferred to AOCI prospectively (discussed further in Section 14.0).

2007 ANNUAL REPORT
34

16.4 EQUITY
At December 31, 2007, our Consolidated Balance Sheet reflected $5,457.9 million in equity, compared with an equity balance of $4,856.5 million at December 31, 2006 and $4,384.1 million at December 31, 2005. The increase in equity was primarily due to growth in retained income driven by net income and the issuance of Common Shares for stock options exercised. The increase was partially offset by shares repurchased under normal course issuer bids and dividends.
16.5 SHARE CAPITAL
Our Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At January 31, 2008, 153,332,228 Common Shares and no Preferred Shares were issued and outstanding.
We also have a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At January 31, 2008, 6.9 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 3.6 million Common Shares have been reserved for issuance of future options.
From time to time, the Company repurchases its own shares for cancellation. Purchases are typically made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.
On June 1, 2006, we completed the filings for a normal course issuer bid (the “2006 NCIB”) to enable us, during June 6, 2006 to June 5, 2007, to purchase for cancellation up to 3,936,000, or 2.5 % of our 158,321,252 Common Shares outstanding as of May 31, 2006. The filing was necessary to effect the repurchase of up to 5,500,000 Common Shares in the calendar year 2006, as authorized by our Board of Directors on February 21, 2006 (representing 3.5 % of our Common Shares outstanding as of December 31, 2005). Of the 3,936,000 shares authorized under the 2006 NCIB, 3,435,992 shares were purchased in 2006 at an average price per share of $56.66 and 249,990 shares were purchased in 2007 at an average price per share of $64.11.
On March 1, 2007, we announced our intention, subject to regulatory approval, to purchase up to 5,500,000 shares during 2007, by way of normal course issuer bid purchases or private agreement purchases. On March 26, 2007, we completed the filings for a normal course issuer bid (the “2007 NCIB”) to enable us, during March 28, 2007 to March 27, 2008, to purchase for cancellation up to 4,975,000, or 3.2 % of our 155,534,263 Common Shares outstanding as of March 15, 2007.
On April 24, 2007, we received approval from our Board of Directors, subject to regulatory approval, to amend our existing 2007 NCIB to permit the purchase for cancellation of up to 15,500,000 of our outstanding Common Shares during 2007 and, if not completed in 2007, in 2008. This represents approximately 10 % of the public float of our Common Shares outstanding at March 15, 2007. On April 27, 2007, our 2007 NCIB was amended to increase the number of shares CP may purchase. The increase allows CP to purchase up to 15,250,010 of its common shares during the 12-month period ending March 27, 2008. This represents approximately 9.8 % of the public float of common shares outstanding on March 15, 2007, the date of CP’s previously filed notice. Of the shares authorized under the 2007 NCIB, 2,684,800 shares were purchased by September 30, 2007 at an average price per share of $73.64.
During the third quarter of 2007, the share buyback program was suspended and no shares were repurchased in anticipation of the acquisition of the DM&E. As of December 31, 2007, the program had not been reinstated.
In addition to the normal course issuer bids, CP purchased 275,000 shares privately for cancellation on March 29, 2007 at an average price of $63.12 pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007.
At December 31, 2007, a total of 3,209,790 shares have been purchased in 2007 at an average price of $71.99.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing to The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at Shareholder@cpr.ca.

2007 ANNUAL REPORT
35

16.6 DIVIDENDS
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.1325	March 25, 2005	April 25, 2005
$0.1500	June 24, 2005	July 25, 2005
$0.1500	September 30, 2005	October 31, 2005
$0.1500	December 30, 2005	January 30, 2006
$0.1875	March 31, 2006	April 24, 2006
$0.1875	June 30, 2006	July 31, 2006
$0.1875	September 29, 2006	October 30, 2006
$0.1875	December 29, 2006	January 29, 2007
$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008

17.0 Financial Instruments
From January 1, 2007, certain financial instruments, including those classified as loans and receivables, available for sale, held for trading and financial liabilities, are initially measured at fair value and subsequently measured at fair value or amortized cost. Amortization is calculated using the effective interest rate for the instrument. Financial instruments that will be realized within the normal operating cycle are measured at their carrying amount as this approximates fair value.
17.1 FAIR VALUE OF NON-DERIVATIVE FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. We use the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:
17.1.1 Loans and Receivables
“Accounts receivable and other current assets” – The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Investments” – Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market-based inputs.
17.1.2 Financial Liabilities
“Accounts payable and accrued liabilities” and “short-term borrowing” – The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Long-term debt” – The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.
17.1.3 Available for Sale
“Investments” – Our equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established as there are no quoted prices in an active market for these investments. Our equity investments recorded on an equity basis have a carrying value equal to cost plus our share of the investees net income, less any dividends received. These investments are not traded on a liquid market.
17.1.4 Held for Trading
“Other assets and deferred charges” and “Deferred liabilities” – Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.
“Cash and cash equivalents” – The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
“Investments” – ABCP (discussed further in Section 11.2) is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

2007 ANNUAL REPORT
36

17.1.5 Carrying Value and Fair Value of Financial Instruments
The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $4,177.2 million and a fair value of approximately $4,302.6 million at December 31, 2007.
17.2 DERIVATIVE FINANCIAL INSTRUMENTS
Commencing January 1, 2007, all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.
For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive loss”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “AOCI” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “AOCI” until the related hedged item settles, at which time amounts recognized in “AOCI” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.
Prior to January 1, 2007, if a derivative was not an effective hedge, its book value was adjusted to its market value each quarter and the associated gains or losses were included in “Other income and charges” on our Statement of Consolidated Income.
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates and the price of fuel. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
17.3 CREDIT RISK
We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.
17.4 INTEREST RATE MANAGEMENT
17.4.1 Interest Rate Swaps
In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400-million 6.25 % notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Accounting for these notes at the floating interest rate increased “Interest expense” on our Statement of Consolidated Income by $1.1 million in 2007 (2006 – $0.7 million). At December 31, 2007, an unrealized gain, derived from the fair value of the swap, of $5.5 million was reflected in “Accounts payable and accrued liabilities” and “Deferred liabilities” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. From January 1, 2007, the change in fair value of the swap is reflected in “Interest expense” in the Statement of Consolidated Income. These swaps are fully effective.
17.4.2 Interest and
Treasury Rate Locks
In the second quarter of 2007, CP entered into a bond forward totalling $350 million to fix the benchmark interest rate on certain long-term notes the Company expects to issue in the future. The effective portion of any gains or losses from this arrangement,

2007 ANNUAL REPORT
37

which is accounted for as a cash flow hedge, will be amortized to income as interest is paid on the related debt. At the end of 2007, we reclassified $2.3 million from “Other comprehensive income” to interest expense, largely as a result of the delay in issuing debt. At December 31, 2007, the fair value of the bond forward was a $30.6 million loss. This unrealized loss was reflected in “Accounts payable and accrued liabilities”, with the offset, net of taxes, reflected in “AOCI” on our Consolidated Balance Sheet. The fair value of the bond forward was calculated using swap and basis spread curves from Bloomberg.
At December 31, 2007, net unamortized losses for previously settled interest and treasury rate locks of $2.0 million was reflected in “AOCI” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. The amortization of these gains and losses resulted in an increase in interest expense and a decrease in “Other comprehensive income” on the Statement of Consolidated Income of $3.2 million in 2007. The amortization of these net losses increased interest expense by $3.1 million in 2006.
17.5 FOREIGN EXCHANGE MANAGEMENT
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our US dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
17.5.1 Foreign Exchange Forward Contracts on Revenue
From time to time, we hedge a portion of our US dollar-denominated freight revenues earned in Canada by selling forward US dollars. We had no forward sales of US dollars outstanding at December 31, 2007 nor at December 31, 2006. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss on forward contracts for 2007 as no forward hedges settled, compared with realized gains of $3.9 million in 2006.
17.5.2 Currency Forward on Long-term Debt
In June 2007, the Company entered into a deliverable currency forward derivative agreement. This derivative will lock in the amount of Canadian dollars that the Company will repay when its US$400 million 6.25 % note matures in October 2011. At December 31, 2007, an unrealized loss, measured as the fair value of this derivative instrument, of $15.7 million was included in “Foreign exchange (gains) losses on long-term debt” on our Statement of Consolidated Income and “Deferred liabilities” on our Consolidated Balance Sheet. The fair value was calculated by using the forward curve from Bloomberg and discounting the future cash flow using the applicable bond yield.
17.6 FUEL PRICE MANAGEMENT
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
17.6.1 Crude Oil Swaps
From time to time, CP may enter into crude oil or heating oil swap contracts to help mitigate future price increases related to the purchase of fuel. As both fuel purchases and commodity swap contracts have an element of FX variability, the company may also enter into FX forward contracts to manage this element of fuel-price risk. Gains and losses on the commodity swaps coupled with gains and losses on FX forward contracts partially offset changes in the cash cost of fuel.
Commodity swap contracts and FX forward contracts are accounted for as cash flow hedges. Unrealized gains or losses related to the effective portion of these swaps are deferred in “AOCI” on the Consolidated Balance Sheet until the related fuel purchases are realized, at which time the gains and losses are recorded in income.
The fair value of commodity swaps was derived using the current market value of WTI, as quoted by independent third parties. The fair value of foreign currency forward contracts was calculated utilizing forward curves from Bloomberg. These commodity swap contracts and forward contracts settle between 2008 and 2009.
At December 31, 2007, the fair value of our commodity swaps was $21.4 million resulting in the recognition of an unrealized gain in “Accounts receivable and other current assets” and “Other assets and deferred charges” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet. During 2007, the change in fair value of $10.3 million, before tax, resulted in a decrease to “Other comprehensive income” on our Statement of Consolidated Income.
At December 31, 2007, the fair value of the forward purchases of US dollars was $3.5 million. This unrealized loss was recognized in “Accounts payable and accrued liabilities” and “Deferred liabilities” with the offset, net of tax, reflected in “AOCI” on our

2007 ANNUAL REPORT
38

Consolidated Balance Sheet. During 2007, the change in fair value of $0.4 million, before tax, resulted in a decrease to “Other Comprehensive Income” on our Statement of Consolidated Income.
In 2007, “Fuel expense” was reduced by $16.5 million (2006 – $29.1 million) as a result of $19.1 million in realized gains (2006 – $33.7 million) arising from settled swaps, partially offset by $2.6 million in realized losses (2006 – $4.6 million) arising from the settled FX forward contracts. Included in the $19.1 million realized gains on commodity swaps in 2007 were $1.7 million in realized gains from settled derivatives that were not designated as hedges.
For every US$1.00 increase in the price of WTI, fuel expense before hedging will increase by approximately $7 to $8 million, assuming current FX rates and fuel consumption levels. At December 31, 2007 we had fuel hedges for approximately 3 % and 2 % of our estimated fuel purchases in 2008 and 2009, respectively. There are no hedges in place for purchases in 2010 and beyond. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel recoveries.
17.7 STOCK-BASED COMPENSATION EXPENSE MANAGEMENT
17.7.1 Total Return Swap (“TRS”)
During May 2006, CP entered into a TRS to reduce the volatility and total cost to the Company over time of four stock-based compensation programs: share appreciation rights (“SAR”) and deferred share units (“DSU”), restricted share units (“RSU”) and performance share units (“PSU”) (discussed further in Section 21.6). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS partially offset the costs and benefits recognized in these stock-based compensation programs due to fluctuations in share price during the period the TRS is in place. “Compensation and Benefits” expense on our Statement of Consolidated Income included an unrealized loss on these swaps of $2.6 million in 2007 (2006 – unrealized losses of $1.2 million). At December 31, 2007, the unrealized loss of $3.8 million on the TRS was included in “Deferred liabilities” on our Consolidated Balance Sheet.
18.0 Off-balance Sheet Arrangements
18.1 SALE OF ACCOUNTS RECEIVABLE
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
At December 31, 2007, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $120.0 million (2006 – $120.0 million). Losses of $5.8 million on the securitization program in 2007 (2006 – losses of $5.0 million) were included in “Other income and charges” on our Statement of Consolidated Income.
We provide a credit enhancement amount to absorb all credit losses. The trust has no recourse to the co-ownership interest in receivables that we retain, other than in respect of the credit enhancement amount. This amount was recognized as a retained interest. At December 31, 2007, the fair value of the retained interest was approximately 18.7 % of the receivables sold, or $22.5 million (2006 – fair value of approximately 19.1%, or $22.9 million) and was included in “Accounts receivable and other current assets” on our Consolidated Balance Sheet. The fair value of the retained interest approximated the carrying value as a result of the short collection cycle of the receivables and expected credit losses amounting to less than 0.05 % of total receivables. Proceeds from collections reinvested in the accounts receivable securitization program were $1,478.9 million for 2007, compared with $1,475.7 million for 2006. Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, or receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits. We maintain an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2007, allowances of $18.4 million (2006 – $19.2 million) were recorded in “Accounts receivable”. In 2007, $2.7 million (2006 – $6.5 million) of accounts receivable were written off to “Purchased services and other”.
We have retained the responsibility for servicing, administering and collecting freight receivables sold. Even though we act as collector of all of the securitized receivables, we have no claim against the trust’s co-ownership interest in the securitized

2007 ANNUAL REPORT
39

receivables. We do not receive a fee for our servicing responsibilities. The benefits we receive for servicing the receivables approximate the related costs. The average servicing period is approximately one month. At December 31, 2007, a servicing asset of $0.1 million (2006 – $0.1 million) and a servicing liability of $0.1 million (2006 – $0.1 million) were recorded.
The securitization program is subject to our standard reporting and credit-rating requirements. This includes provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that are reviewed and approved by DBRS and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program. In the event the program is terminated prior to maturity, we expect to have sufficient liquidity remaining in our revolving credit facility to meet our payment obligations. We have complied with all termination tests during the program.
18.2 GUARANTEES
At December 31, 2007 we have certain guarantees, including, but not limited to, residual value guarantees on certain leased equipment, of $321.7 million, compared with $442.5 million at December 31, 2006. In addition, we have residual value guarantees of $11.0 million related to our investment in DM&E at December 31, 2007. Management estimates that we will have no net payments under these residual guarantees. We have accrued for all guarantees where performance under these guarantees is expected (discussed further in Note 22 to the 2007 annual financial statements). These accruals do not include any amounts for residual value guarantees.
19.0 Acquisition
19.1 DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION
In September 2007, the Company entered into an agreement to acquire all of the issued and outstanding shares of DM&E, a Class II railroad with approximately 2,500 miles of track in the US Midwest and primary customers in agri-products and merchandise. DM&E is connected to the CP network at Minneapolis, Chicago and Winona. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the Powder River Basin (“PRB”), which contains the largest deposit of low-cost, low-sulphur coal in North America.
Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E for a purchase price of approximately US$1.5 billion, including acquisition costs. Future contingent payments of up to US$1.05 billion, may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the
PRB and the achievement of certain traffic volume targets. Any contingent payments that may be made would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt (discussed further in Section 15.3).
The purchase is subject to review and approval by the US Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust. The Company anticipates that the STB will complete its review and provide a final ruling during 2008. During the review period, the investment in the DM&E will be accounted for on an equity basis. Equity income for the three months and year ended December 31, 2007 of $12.3 million has been included in “Other income and charges”.
If the proposed transaction is approved by the STB, the acquisition will be accounted for using the purchase method of accounting. Under this method, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities.
The Company is in the process of obtaining third-party valuations of certain assets. Preliminary purchase price allocation is disclosed in Note 11 to the 2007 annual financial statements.

2007 ANNUAL REPORT
40

20.0 Contractual Commitments
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.
PAYMENTS DUE BY PERIOD

			1 – 3	3 – 5	After
Contractual commitments at December 31, 2007 (in millions)	Total	< 1 year	years	years	5 years

Long-term debt	$3,944.4	$22.7	$1,650.8	$459.8	$1,811.1
Capital lease obligations	277.0	8.3	32.9	13.8	222.0
Operating lease obligations (1)	661.1	129.4	169.4	128.8	233.5
Supplier purchase obligations	693.5	171.9	189.7	143.4	188.5
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	2,749.2	123.4	206.9	184.5	2,234.4

Total contractual obligations	$8,325.2	$455.7	$2,249.7	$930.3	$4,689.5

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $332.7 million (discussed in Section 18.2) are not included in the minimum payments shown above, as management estimates that we will not be required to make payments under these residual guarantees.
(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other deferred liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2008 to 2016. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 21.9. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “after 5 years” category in this table. Future income taxes are further discussed in Section 23.4.

21.0 Future Trends and Commitments
21.1 CHANGE IN EXECUTIVE OFFICERS
Effective April 3, 2007, Executive Vice-President, Operations, Neal Foot retired.
On June 1, 2007, Kathryn McQuade joined CP as Executive Vice President and Chief Operating Officer.
21.2 AGREEMENTS AND RECENT DEVELOPMENT
During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oil sands development.
During the second quarter of 2007, CP negotiated two new partnership agreements for the management of the railway’s information technology application development and support. The agreements represent a corporate outsourcing initiative and are intended to improve CP’s information technology cost structure while providing capability and quality enhancement.
21.3 INTEGRATED OPERATING PLAN
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

2007 ANNUAL REPORT
41

We are committed to continuously improving scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth. During 2007, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
21.4 CANADIAN GOVERNMENT COVERED HOPPER CARS
CP transports grain throughout North America in covered hopper cars. The overall covered hopper fleet consists of owned, leased and managed freight cars. The managed segment consists of cars provided by federal and provincial governments for the purpose of transporting regulated grain. In 2006, the Canadian federal government announced its intention to retain ownership of its cars and negotiate new operating agreements with CP. The new operating agreement with CP became effective July 1, 2007 and sets out the terms and operating conditions governing approximately 6,300 federal covered hopper cars allocated to CP.
21.5 SALE OF LATTA SUBDIVISION
On May 26, 2006, the STB approved the sale of our Latta subdivision to Indiana Rail Road Co. (“INRD”). The Latta subdivision, located in the State of Indiana, is a rail line between Fayette, near Terre Haute, and Bedford. The sale also included rights of INRD to use certain track of CSX Transportation between Chicago, Illinois, and Louisville, Kentucky. INRD assumed all rail operations on the line beginning May 27, 2006. The sale of this portion of our operations did not materially impact our financial results. This sale was not segregated as a discontinued operation on our financial statements because it did not generate its own identifiable cash flow. Total annual carloads associated with this subdivision were approximately 54,000, of which approximately 40,000 were for coal traffic. The carloads affected were for relatively short distances on CP. CP recognized an $18 million gain from the sale of our Latta subdivision.
21.6 STOCK PRICE
The market value of our Common Shares increased $2.82 per share on the Toronto Stock Exchange in 2007 (from $61.40 to $64.22). The market value of our Common Shares increased $12.69 per share on the Toronto Stock Exchange in 2006 (from $48.71 to $61.40). These changes in share price caused corresponding increases in the value of our outstanding SARs, DSUs, RSUs and PSUs in both years. Effective the second quarter of 2006, we put in place a TRS (discussed in Section 17.7.1) to mitigate gains and losses associated with the effect of our share price on the SARs, DSUs, RSUs and PSUs. Excluding the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $13.7 million in 2007 based on the change in share price during 2007. This cost was $32.4 million in 2006 based on the change in the share price during 2006.
21.7 ENVIRONMENTAL
In 2004, we recorded a $90.9 million charge for costs associated with investigation, characterization, remediation and other applicable actions related to environmental contamination at a CP-owned property in the US, which includes areas previously leased to third parties.
In 2005, we reached a binding settlement in relation to a lawsuit with a potentially responsible party involving portions of past environmental contamination at the above-mentioned property in the US. The lawsuit against this other party has been dismissed and the party has accepted responsibility for designated portions of the property and paid us a settlement sum in partial payment of the response costs we have incurred.
As a result of the settlement, we were able to reverse accrued liabilities related to the property and recognize a total reduction of $33.9 million to the special charges accrued in prior years. Under applicable accounting rules, this reduction could not be recognized until the outcome of the lawsuit or any binding settlement with the other responsible party became known.
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
21.8 CERTAIN OTHER FINANCIAL COMMITMENTS
In addition to the financial commitments mentioned previously in Section 18.0 and Section 20.0, we are party to certain other financial commitments set forth in the adjacent table and discussed opposite.

2007 ANNUAL REPORT
42

CERTAIN OTHER FINANCIAL COMMITMENTS

	Amount of commitment per period
			2009 &	2011 &	2013 &
At December 31, 2007 (in millions)	Total	2008	2010	2012	beyond

Letters of credit	$337.3	$337.3	$–	$–	$–
Capital commitments	504.2	278.7	68.2	47.3	110.0
Offset financial liability	190.3	190.3	–	–	–

Total commitments	$1,031.8	$806.3	$68.2	$47.3	$110.0

21.8.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
21.8.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2007, we had multi-year capital commitments of $504.2 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2008 through 2016. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.
21.8.3 Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At December 31, 2007, the loan had a balance of $195.4 million, offset by a financial asset of $190.3 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
21.9 PENSION PLAN DEFICIT
The defined benefit pension plans’ deficit was $415.3 million as at December 31, 2007. A plan surplus or deficit is calculated as the difference between an actuarially estimated future obligation for pension payments and the fair market value of the assets available to pay this liability. The pension obligation is discounted using a discount rate that is a blended interest rate of high-quality corporate debt instruments. The discount rate is one of the factors that can influence a plan’s deficit. Other factors include the actual return earned on the assets, and rates used, based on management’s best estimates, for future salary increases and inflation.
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $625 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 47 % and 53 % of the plans’ assets are invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, as a minimum, meet pension legislative requirements.
We made contributions of $86.4 million to the defined benefit pension plans in 2007, compared with $209.5 million in 2006.
The minimum 2008 contribution requirement for our main pension plan will be set out in an updated actuarial valuation as at January 1, 2008 (to be finalized in June 2008). At this time, we expect our pension contribution in 2008 to be similar to 2007. Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as on any changes in the regulatory environment.

2007 ANNUAL REPORT
43

21.10 RESTRUCTURING
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
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 23.1) totalled $61.0 million in 2007, compared with $96.3 million in 2006 and $69.0 million in 2005. Payments relating to all restructuring liabilities amounted to $47.0 million, compared with $76.8 million in 2006 and $50.6 in 2005. Payments relating to the labour liabilities were $46.8 million in 2007, compared with $71.8 million in 2006 and $50.5 million in 2005.
Cash payments for restructuring and environmental initiatives are estimated to be $61 million in 2008, $42 million in 2009, $35 million in 2010, and a total of $122 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $41 million in 2008, $25 million in 2009, $21 million in 2010, and a total of $53 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
21.11 INDEMNIFICATIONS
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2007, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
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
22.0 Business Risks and Enterprise Risk Management
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential severity and the ability of the risk to impact our financial position and reputation, taking into account existing management control and likelihood. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events.
The following is a discussion of key areas of business risks and uncertainties that we have identified through our ERM framework and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
22.1 COMPETITION
We face significant competition for freight transportation in Canada and the US, including competition from other railways and trucking companies. We are subject to competition for freight traffic from other Class I railways, particularly Canadian National Railway Company (“CN”), Burlington Northern Santa Fe Railway, CSX Corporation, Norfolk Southern Corporation and Union Pacific Corporation. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competition and have a materially adverse impact on our business or operating results.
To mitigate competition risk, our strategies include:
□	creating long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions to enhance access to markets and quality of service;

2007 ANNUAL REPORT
44

□	improving handling through IOP to reduce costs and enhance quality of service; and

□	exercising a disciplined yield approach to competitive contract renewals and bids.
22.2 LIQUIDITY
CP has long term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The ratings of Moody’s and DBRS have a stable outlook. The S&P rating has a negative outlook.
CP has the following liquidity lines available:
□	a five year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $408 million was available on December 31, 2007. The facility expires in December 2012;

□	an accounts receivable securitization program that provides up to $200 million in invested amount. On December 31, 2007, $80 million in available capacity remained. The program expires in September 2009; and

□	an 18 month US$1.8 billion temporary credit facility to acquire the DM&E. On October 4, 2007, US$1.27 billion was drawn to close the transaction. The facility expires in April 2009.
These facilities are arranged with a core group of highly rated international banks. They incorporate pre-agreed pricing. The revolving credit facility and the temporary credit facility are available on next day terms. The accounts receivable securitization program capacity is available on five days notice.
CP plans to access both Canadian and US capital markets to secure long term financing for the temporary credit facility. Market conditions allowing, CP will access debt capital markets in various maturities periodically prior to the expiry of the temporary credit facility in order to minimize risk and optimize pricing. It is CP’s intention to manage its long term financing structure to maintain its investment grade rating. CP may decide to enter certain derivative instruments to reduce interest rate and foreign exchange exposure in advance of these issuances.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
22.3 ENVIRONMENTAL LAWS
AND REGULATIONS
Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous waste or materials and derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.
We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. An annual Corporate Environmental Plan states our environmental goals, objectives, strategies and tactics.
Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.
We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Environmental and Safety Committee established by the Board of Directors.
We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:
□	protecting the environment;

□	ensuring compliance with applicable environmental laws and regulations;

□	promoting awareness and training;

□	managing emergencies through preparedness; and

□	encouraging involvement, consultation and dialogue with communities along our lines.
22.4 REGULATORY AUTHORITIES
22.4.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transport Agency (“Agency”) and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canada Transportation Act (“CTA”) contains shipper rate and service remedies, including final-offer arbitration, competitive

2007 ANNUAL REPORT
45

line rates, and compulsory inter-switching. These shipper protections also extend to western Canadian grain transportation.
In Canada, Bill C-11, legislation amending the CTA, was passed and is now in effect as law. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, and railway noise. The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. The resulting grain revenue cap adjustment calculation reflecting the change in the cost of maintaining grain hopper cars has been issued by the Agency. The Agency has decided that the grain revenue cap should be adjusted down by $2.59 per tonne retroactive to August 1, 2007. CP has announced its intention to appeal this decision. Noise complaints have been filed with the Agency, and these noise complaints have been resolved through mediation. There is no assurance as to the impact of these guidelines and any future complaints filed on CP. Amendments concerning Final Offer Arbitration, agency review of the reasonableness of ancillary services and other shipper issues have been introduced by the Canadian federal government in Bill C-8. It is expected that Bill C-8 will become law in 2008. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or C-8 or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance.
The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB has published new rules for the imposition of fuel surcharges and has promulgated proposed new rules for the handling of disputes by small and medium shippers. It is too early to assess the possible impact on CP of new rules and any rules or regulation which might be forthcoming as a result of current STB reviews.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
22.4.2 Security
We are subject to statutory and regulatory directives in the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Future decisions by the US government on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future.
We strive to ensure our customers have unlimited access to North American markets by working closely with Canadian and US regulators and other railways to facilitate the safe and secure movement of goods between Canada and the US We also take all necessary precautions to prevent smuggling or other illegal activities. We have taken the following steps to reduce the risks associated with the cross-border transportation of goods:
□	we are a certified carrier with the US Customs and Border Protection’s (“CBP”)
Customs-Trade Partnership Against Terrorism (“C-TPAT”) and Partners in Protection (“PIP”) programs that seek to strengthen overall supply chain and border security;

□	we are an approved carrier in Canada Border Services Agency (“CBSA”) programs to streamline clearance at the border for imports from the US;

□	we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System (“VACIS”) at five of our border crossings;

□	we have also worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials; and

□	we are working with the Transport Security Administration to reduce toxic inhalation risk in high threat urban areas.
22.5 LABOUR RELATIONS
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.
At December 31, 2007, approximately 79 % of our workforce was unionized and approximately 81 % of our workforce was located in Canada. Unionized employees are represented by a total of 34 bargaining units. Agreements are in place with all of seven bargaining units that represent our employees in Canada and 14 of 27 bargaining units that

2007 ANNUAL REPORT
46

represent employees in our US operations. The following is a negotiations status summary:
22.5.1 Canada
□	On January 26, 2008, CP and the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, reached a tentative three-year agreement extending through to the end of 2010. This agreement was ratified on February 15, 2008.

□	On December 5, 2007, CP and the Teamsters Canada Rail Conference (“TCRC-RTE”), which represents employees who operate trains, reached a tentative five-year agreement extending through to the end of 2011. This agreement was ratified on February 13, 2008.

□	On July 18, 2007, a three-year agreement extending through to December 31, 2009 with the Teamsters Canada Rail Conference (“TCRC-MWED”), which represents employees who maintain track infrastructure and perform capital programs, was ratified.

□	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009.

□	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009.

□	A three-year agreement with the Steelworkers Union, representing intermodal operation and clerical employees extends to the end of 2009.

□	A three-year collective agreements, with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic, extends to the end of 2008.
22.5.2 US
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary and 13 bargaining units of our Delaware and Hudson Railway (“D&H”) subsidiary. Most US Class I railroads negotiate labour agreements collectively on a national basis. Soo Line and D&H have elected to negotiate independently of the national bargaining process.
With respect to Soo Line, negotiations are underway with four bargaining units representing track maintainers, conductors, car repair employees, and sheet metal workers. Agreements with the bargaining unit representing locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermaker and blacksmiths, mechanical supervisors, electricians and signal repair employees extends through 2009. A tentative agreement with the bargaining unit representing mechanical labourers is subject to ratification.
D&H has agreements in place with five unions representing mechanical supervisors, mechanical labourers, machinists, police and yard supervisors. Negotiations are underway with electricians, track maintainers, conductors, locomotive engineers, clerks, signal repair employees and engineering supervisors. A tentative agreement with the bargaining unit representing car repairers is subject to ratification.
22.6 NETWORK CAPACITY
AND VOLUME
Our operating and hence financial position are subject to capacity constraints and fluctuations in traffic volumes:
22.6.1 Capacity
Significant increases in rail traffic volumes have created capacity challenges for North American railways. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. In 2005, we completed a major expansion of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives and replacing older freight cars with more efficient and higher-capacity freight cars.
In January 2006, CP and CN entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of BC.
22.6.2 Volume
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
We will continue our focus on quality revenue growth and cost management, as well as improved utilization of our asset base.
22.7 FINANCIAL RISKS
22.7.1 Pension Funding
Status Volatility
Our main Canadian defined benefit pension plan can produce significant volatility in pension funding requirements, given the pension fund’s $7.5 billion size, the differing drivers of the pension asset and liability values, and Canadian statutory pension funding requirements. CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, without increasing the expected long-term costs of maintaining this plan. These investment policy changes include: reducing the plan’s public equity markets exposure,

2007 ANNUAL REPORT
47

with the funds redirected to less volatile Canadian commercial real estate and private market infrastructure; increasing the duration of the plan’s fixed income assets so as to better match the sensitivity of the plan’s liabilities to interest rate movements; and hedging approximately 50 % of the plan’s foreign currency exposure.
22.7.2 Fuel Cost Volatility
Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors such as geopolitical events, weather, or unplanned infrastructure failures.
Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 17.6). While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.
22.7.3 Foreign Exchange Risk
Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in US dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, US and international monetary policies and US debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and US dollars, we may sell or purchase US dollar forwards at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by forward contracts (Canadian dollar strengthening relative to the US dollar), we will not receive the full benefit of these contracts to purchase US dollars. If we sell the US dollar forward, we will not receive the full benefit should the exchange rate increase (Canadian dollar weakening relative to the US dollar) above the fixed rate of the forward contract. Foreign exchange management is discussed further in Section 17.5.
22.7.4 Interest Rate Risk
In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 17.4.
22.8 GENERAL AND OTHER RISKS
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. We are also sensitive to factors including, but not limited to, natural disasters, security threats, weather, insect populations, commodity pricing, global supply and demand, and supply chain efficiency, as well as developments affecting North America’s agricultural, mining, forest products, consumer products, import/export and automotive sectors.
23.0 Critical
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
23.1 ENVIRONMENTAL LIABILITIES
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

2007 ANNUAL REPORT
48

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
At December 31, 2007, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $104.0 million, of which the long-term portion amounting to $84.2 million was included in “Deferred liabilities” and the short-term portion amounting to $19.8 million was included in “Accounts payable and accrued liabilities”. Costs incurred under our environmental remediation program are charged against the accrual. Total payments were $14.0 million in 2007 and $19.5 million in 2006. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $9.7 million in 2007 and $0.2 million in 2006.
23.2 PENSIONS AND OTHER BENEFITS
We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation benefits are described in Section 23.5. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described in Section 21.9.
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 11 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation, which arose from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).
“Other assets and deferred charges” on our
December 31, 2007 Consolidated Balance Sheet included prepaid pension costs of $1,103.1 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $0.2 million in “Accounts payable and accrued liabilities” and $0.8 million in “Deferred liabilities” for pension obligations.
The obligations with respect to post-retirement benefits, including health care and life insurance for pensioners, and post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees. Fluctuations in the post-retirement benefit obligation are caused by changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million. We included post-retirement benefits accruals of $201.6 million in “Deferred liabilities” and post-retirement benefits accruals of $18.8 million in “Accounts payable and accrued liabilities” on our December 31, 2007 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our December 31, 2007 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $98.2 million in 2007, compared with $122.1 million in 2006.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $65.6 million in 2007, compared with $78.4 million in 2006. Defined benefit pension expense was $62.4 million in 2007, compared with $75.4 million in 2006. Defined contribution

2007 ANNUAL REPORT
49

pension expense was $3.2 million in 2007, compared with $3.0 million in 2006. Post-retirement benefits expense was $32.6 million in 2007, compared with $43.6 million in 2006.
23.3 PROPERTY, PLANT AND EQUIPMENT
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
Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged and the amount of accumulated depreciation recorded as a component of “Net properties” on our Consolidated Balance Sheet. At December 31, 2007, accumulated depreciation was $5,103.9 million. Depreciation expense relating to properties amounted to $472.0 million in 2007, compared with $464.1 million in 2006.
We undertake regular depreciation studies to establish the estimated useful life of each property group. The studies use statistical analysis and historical retirement records whenever feasible to estimate service lives and salvage rates. In cases where there are new asset types or there is insufficient retirement experience, the useful lives and salvage parameters are based on engineering or other expert opinions in the field. Beginning in 2006 management performed the depreciation studies with the assistance of external consultants. Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3.0 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense increased $7.9 million in 2007 from the previous year primarily due to capital additions to locomotives and track investment.
23.4 FUTURE INCOME TAXES
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
In 2007, we reduced our future income tax liability by $162.9 million (2006 –$176 million) due to a reduction in income tax rates by the Government of Canada and certain provincial governments (discussed in Section 11.4).
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
As a result of this review, we made further reclassifications of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes, see Section 6.0). These reclassifications moved previously recognized capital losses that have historically been allocated to unrealized FX on LTD gains and included them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items (see Section 6.0).
Future income tax expense totalling $38.7 million was included in income tax for 2007 and $75.3 million was included in income tax 2006. The change in future income tax expense for 2007 was primarily due to tax rate changes implemented by the Canadian federal and provincial governments (discussed further in Section 11.4). At December 31, 2007, future income tax

2007 ANNUAL REPORT
50

liabilities of $1,701.5 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $67.3 million realizable within one year were recorded as a current asset.
23.5 LEGAL AND PERSONAL INJURY LIABILITIES
We are involved in litigation in Canada and the US related to our business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.
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
With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and BC, estimates administered through the
Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.
Railway employees in the US are not covered by a workers’ compensation program, but are covered by US federal law for railway employees. Although we manage in the US using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.
In 2005, we conducted a study to better measure the level of accruals for asbestos claims from retired US employees, and to better calibrate the case-by-case accruals for other US employee claims to recent safety and other experience trends. The result of the study was to increase our liability accrual for such claims by $4.1 million with a corresponding charge to operating expense. These studies are now being conducted on an annual basis. In 2006 and 2007, adjustment to the liability was not significant.
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $46.9 million in 2007 and $41.1 million in 2006.
Accruals for incidents, claims and litigation, including WCB accruals, totalled $153.6 million, net of insurance recoveries, at December 31, 2007. The total accrual included $102.1 million in “Deferred liabilities” and
$78.5 million in “Accounts payable and accrued liabilities”, offset by $10.7 million in “Other assets and deferred charges” and $16.3 million in “Accounts receivable”.
23.6 CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER
At December 31, 2007, ABCP has been valued at its estimated fair value (discussed further in Section 11.2). ABCP, at its estimated fair value of $122.1 million, was included in “Investments”. The estimated change in fair value of $21.5 million was recognized as a charge to income in “Change in fair value of Canadian third party asset-backed commercial paper” in the third quarter of 2007.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which would impact the Company’s near term earnings.
24.0 Systems, Procedures and Controls
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15 (e) and 15d-15 (e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
25.0 Forward-looking Information
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

2007 ANNUAL REPORT
51

Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 22.0 and elsewhere in this MD&A with the particular forward-looking statement in question.

25.1 2007 FINANCIAL OUTLOOK
The following is the original 2007 guidance we provided in November of 2006:

2007 financial outlook	Original guidance (2)	Date approved	Key assumptions underlying our original guidance

Total revenues	Increase of 4% – 6%	Nov 15, 2006	□ average crude oil prices of US$65 per barrel;

Total operating expenses	Increase of 3% – 5%	Nov 15, 2006	□ average FX rate of $1.10 per US dollar; and

Adjusted Diluted EPS (1)	$4.30 – $4.45	Nov 15, 2006	□ tax rate of 30% – 32%

Capital expenditures	$885 – $895 million	Nov 15, 2006

Free Cash (1)	In excess of $200 million	Nov 15, 2006

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.
(2) Certain portions of the guidance have subsequently been updated. The updates are discussed further below.
We subsequently revised certain of our 2007 guidance. The following is the most updated 2007 guidance we provided:

2007 financial outlook	Updated guidance	Date approved	Actual	Variance	Revised key assumptions

Total revenues	Just below range of increase of 4% – 6%	Oct 28, 2007	2.7%	-130 basis points	□ average crude oil prices of US$69 per barrel;

Total operating expenses	Increase of 3% – 5%	Nov 15, 2006	2.6%	- 40 basis points	□ average FX rate of $1.08 per US dollar; and

Adjusted Diluted EPS (1)	Lower end of or below $4.30 – $4.45	Dec 11, 2007	$4.32	N/A	tax rate of 30% – 32%

Capital expenditures	$885 – $895 million	Nov 15, 2006	$902 million	+ $7 million

Free Cash (1)	In excess of $300 million	Apr 17, 2007	$303 million	N/A

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.

2007 ANNUAL REPORT
52

25.1.1 2007 Guidance Updates
In April 2007, we revised our free cash to be in excess of $300 million, primarily due to an approximate $50 million reduction in our estimated cash pension funding requirement.
In October 2007, the original key assumptions were revised to reflect market conditions. As such, two revisions to guidance were made in our October 29, 2007 press release where the original target of 4 % to 6 % growth in total revenues was revised to just below the lower end of the range and adjusted diluted EPS was to be at the lower end of the original target range of $4.30 to $4.45.
In our December 12, 2007 press release, our adjusted diluted EPS was revised to the bottom of or below the original target range of $4.30 to $4.45 primarily due to higher costs associated with network disruptions, mainly driven by harsh weather conditions, and a large increase in fuel price which was partially mitigated by our fuel recovery programs.
25.1.2 Variance from 2007 Guidance
Total revenue growth for 2007 was below our revised guidance primarily due to network disruptions, mainly driven by harsh weather conditions, and the negative impact of the change in FX.
Total operating expenses for 2007 were below our guidance primarily due to lower compensation and benefits expenses (further discussed in Section 9.1) and the positive impact of the change in FX.
Capital expenditures were above our guidance primarily due to the buyout of certain leased locomotives under favourable terms.

25.2 2008 FINANCIAL OUTLOOK
The following is the original 2008 guidance we provided in October 2007:

2008 financial outlook	Guidance	Date approved	Key 2008 assumptions

Total revenues	Increase of 4% – 6%	Oct 29, 2007	□ average crude oil prices of US$80 per barrel;

Total operating expenses	Increase of 3% – 5%	Oct 29, 2007	□ average FX rate of $1.00 per US dollar;

Adjusted diluted EPS (1)	$4.70 – $4.85	Oct 29, 2007	□ North American economic (GDP) growth of 2.5%; and

Capital expenditures	$885 – $895 million	Oct 29, 2007	□ tax rate of 29% – 31%

Free Cash (1)	In excess of $250 million	Oct 29, 2007

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.

2007 ANNUAL REPORT
53

25.2.1 2008 Guidance Updates
We subsequently revised certain of our 2008 guidance. The following is the most updated 2008 guidance we provided:

2008 financial outlook	Guidance	Date approved	Key 2008 assumptions

Total revenues	Increase of 4% – 6%	Oct 29, 2007	□ average crude oil prices of US$87 per barrel (2);

Total operating expenses	Increase of 3% – 5%	Oct 29, 2007	□ average FX rate of $1.00 per US dollar;

Adjusted diluted EPS (1)	$4.65 – $4.80	Feb 19, 2008	□ North American economic (GDP) growth of 2.5%; and

Capital expenditures	$885 – $895 million	Oct 29, 2007	□ tax rate of 29% – 31%.

Free Cash (1)	In excess of $250 million	Oct 29, 2007

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.
(2) This assumption had been revised in our January 29, 2008 press release.

In our February 20, 2008 press release, our adjusted diluted EPS was revised downward to the range of $4.65 to $4.80. This was the result of the prospective application of the Canadian Transportation Agency’s adjustment to the grain revenue entitlement under the CTA (discussed further in Section 22.4.1). The retroactive component of this adjustment could affect our adjusted diluted EPS by an additional $0.08 per share.
The purpose of our guidance is to provide shareholders transparency with respect to management’s expectations of our operations and financial performance. Undue reliance should not be placed on this guidance and other forward-looking information for other purposes.

2007 ANNUAL REPORT
54

26.0 Glossary of Terms
ABCP Canadian third party asset-backed commercial paper.
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
CICA Canadian Institute of Chartered Accountants.
CPRL Canadian Pacific Railway Limited.
CP, the Company CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.
Diluted EPS Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.
Diluted EPS, before FX on LTD and other specified items A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”.
D&H Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.
DM&E Dakota, Minnesota & Eastern Railroad Corporation
EPS Earnings per share.
Fluidity Obtaining more value from our existing assets and resources.
Foreign Exchange or FX The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).
FRA US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.
FRA personal injury rate per 200,000 employee-hours The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.
FRA train accidents rate The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,200 in damage.
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
GTMs or gross ton-miles The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.
IOP Integrated Operating Plan, the foundation for our scheduled railway operations.

2007 ANNUAL REPORT
55

LIBOR London Interbank Offered Rate.
MD&A Management’s Discussion and Analysis.
Number of active employees The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.
Operating ratio The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.
Return on capital employed or ROCE Income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity.
RTMs or revenue ton-miles The movement of one revenue-producing ton of freight over a distance of one mile.
Soo Line Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.
STB US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.
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
US gallons of locomotive fuel consumed per 1,000 GTMs The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.
WCB Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.
WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

2007 ANNUAL REPORT
56

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.
Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee (the Audit
Committee), consisting of six members, all of whom are outside directors. The Audit Committee reviews the consolidated financial statements and Management’s Discussion and Analysis with management and the independent auditors prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the independent auditors to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal and independent auditors have full access to the Audit Committee, with or without the presence of management.
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
Management has assessed the effectiveness of the Company’s internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework”. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2007.
The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report, which is included herein.

MICHAEL LAMBERT
Executive Vice-President
and Chief Financial Officer
February 19, 2008
FRED J. GREEN
Chief Executive Officer

2007 ANNUAL REPORT
57

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF CANADIAN PACIFIC RAILWAY LIMITED
We have completed integrated audits of the consolidated financial statements and internal control over financial reporting of Canadian Pacific Railway Limited as of December 31, 2007 and 2006 and an audit of its 2005 consolidated financial statements. Our opinions, based on our audits, are presented below.
CONSOLIDATED FINANCIAL STATEMENTS
We have audited the accompanying consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2007 and December 31, 2006, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of the Company’s financial statements as at December 31, 2007 and December 31, 2006 and for each of the years then ended in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). We conducted our audit of the Company’s financial statements for the year ended December 31, 2005 in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and December 31, 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
INTERNAL CONTROL OVER FINANCIAL REPORTING
We have also audited Canadian Pacific Railway Limited’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Assessment of Internal Control over Financial Reporting. Our

2007 ANNUAL REPORT
58

responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.
We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
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
In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta
February 19, 2008

2007 ANNUAL REPORT
59

STATEMENT OF CONSOLIDATED INCOME

Year ended December 31 (in millions of Canadian dollars, except per share data)	2007	2006	2005

Revenues
Freight (Note 23)	$4,555.2	$4,427.3	$4,266.3
Other	152.4	155.9	125.3

	4,707.6	4,583.2	4,391.6

Operating expenses
Compensation and benefits	1,284.2	1,327.6	1,322.1
Fuel	746.8	650.5	588.0
Materials	215.5	212.9	203.3
Equipment rents	207.5	181.2	210.0
Depreciation and amortization	472.0	464.1	445.1
Purchased services and other	617.4	618.3	621.6

	3,543.4	3,454.6	3,390.1

Operating income, before the following:	1,164.2	1,128.6	1,001.5
Special credit for environmental remediation (Note 18)	–	–	(33.9)
Special charge for labour restructuring (Note 18)	–	–	44.2

Operating income	1,164.2	1,128.6	991.2
Other income and charges (Note 4)	17.3	27.8	18.1
Change in fair value of Canadian third party asset-backed commercial paper (Note 11)	21.5	–	–
Foreign exchange (gain) loss on long-term debt	(169.8)	0.1	(44.7)
Net interest expense (Note 5)	204.3	194.5	204.2
Income tax expense (Note 6)	144.7	109.9	270.6

Net income	$946.2	$796.3	$543.0

Basic earnings per share (Note 7)	$6.14	$5.06	$3.43

Diluted earnings per share (Note 7)	$6.08	$5.02	$3.39

See Notes to Consolidated Financial Statements.

2007 ANNUAL REPORT
60

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended December 31 (in millions of Canadian dollars)	2007	2006	2005

Comprehensive income
Net income	$946.2	$796.3	$543.0
Net change in foreign currency translation adjustments, net of hedging activities	(7.4)	(1.6)	(7.4)
Net change in losses on derivatives designated as cash flow hedges	(36.8)	–	–

Other comprehensive loss before income taxes	(44.2)	(1.6)	(7.4)
Income tax recovery (expense)	3.4	0.5	(2.1)

Other comprehensive loss (Note 9)	(40.8)	(1.1)	(9.5)

Comprehensive income	$905.4	$795.2	$533.5

See Notes to Consolidated Financial Statements.

2007 ANNUAL REPORT
61

CONSOLIDATED BALANCE SHEET

As at December 31 (in millions of Canadian dollars)	2007	2006

Assets
Current assets
Cash and cash equivalents	$378.1	$124.3
Accounts receivable and other current assets (Note 8)	542.8	615.7
Materials and supplies	179.5	158.6
Future income taxes (Note 6)	67.3	106.3

	1,167.7	1,004.9
Investments (Note 11)	1,668.6	64.9
Net properties (Note 12)	9,293.1	9,122.9
Other assets and deferred charges (Note 13)	1,235.6	1,223.2

Total assets	$13,365.0	$11,415.9

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$229.7	$–
Accounts payable and accrued liabilities	980.8	1,002.6
Income and other taxes payable	68.8	16.0
Dividends payable	34.5	29.1
Long-term debt maturing within one year (Note 14)	31.0	191.3

	1,344.8	1,239.0
Deferred liabilities (Note 16)	714.6	725.7
Long-term debt (Note 14)	4,146.2	2,813.5
Future income taxes (Note 6)	1,701.5	1,781.2
Shareholders’ equity
Share capital (Note 19)	1,188.6	1,175.7
Contributed surplus (Note 19)	42.4	32.3
Accumulated other comprehensive income (Note 9)	39.6	66.4
Retained income	4,187.3	3,582.1

	5,457.9	4,856.5

Total liabilities and shareholders’ equity	$13,365.0	$11,415.9

Commitments and contingencies (Note 22).
See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	J.E. Cleghorn, Director	R. Phillips, Director

2007 ANNUAL REPORT
62

STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2007	2006	2005

Operating activities
Net income	$946.2	$796.3	$543.0
Add (deduct) items not affecting cash
Depreciation and amortization	472.0	464.1	445.1
Future income taxes (Note 6)	38.7	75.3	258.0
Change in fair value of Canadian third party asset-backed commercial paper (Note 11)	21.5	–	–
Environmental remediation charge (Note 18)	–	–	(30.9)
Restructuring and impairment charge (Note 18)	–	–	44.2
Foreign exchange (gain) loss on long-term debt	(169.8)	0.1	(44.7)
Amortization of deferred charges	12.1	16.5	19.5
Restructuring and environmental payments (Note 18)	(61.0)	(96.3)	(69.0)
Other operating activities, net	4.6	(103.4)	(91.2)
Change in non-cash working capital balances related to operations (Note 10)	50.3	(101.6)	(23.3)

Cash provided by operating activities	1,314.6	1,051.0	1,050.7

Investing activities
Additions to properties (Note 12)	(893.2)	(793.7)	(884.4)
Reduction in investments and other assets	0.2	2.2	2.0
Net proceeds from disposal of transportation properties	14.9	97.8	13.2
Acquisition of Dakota, Minnesota & Eastern Railroad Corporation (Note 11)	(1,492.6)	–	–
Investment in Canadian third party asset-backed commercial paper (Note 11)	(143.6)	–	–

Cash used in investing activities	(2,514.3)	(693.7)	(869.2)

Financing activities
Dividends paid	(133.1)	(112.4)	(89.5)
Issuance of CP Common Shares	30.4	66.6	31.8
Purchase of CP Common Shares (Note 19)	(231.1)	(286.4)	(80.6)
Increase in short-term borrowing	229.7	–	–
Issuance of long-term debt (Note 14)	1,745.3	2.8	–
Repayment of long-term debt	(187.7)	(25.4)	(274.4)

Cash provided by (used in) financing activities	1,453.5	(354.8)	(412.7)

Cash position
Increase (decrease) in cash and cash equivalents	253.8	2.5	(231.2)
Cash and cash equivalents at beginning of year	124.3	121.8	353.0

Cash and cash equivalents at end of year	$378.1	$124.3	$121.8

See Notes to Consolidated Financial Statements.

2007 ANNUAL REPORT
63

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended December 31 (in millions of Canadian dollars)	2007	2006

Share capital
Balance, beginning of year	$1,175.7	$1,141.5
Shares issued under stock option plans (Note 19)	37.4	71.0
Shares purchased (Note 19)	(24.5)	(36.8)

Balance, end of year	1,188.6	1,175.7

Contributed surplus
Balance, beginning of year	32.3	245.1
Movement in stock-based compensation	10.1	10.3
Shares purchased	–	(223.1)

Balance, end of year	42.4	32.3

Accumulated other comprehensive income
Balance, beginning of year	66.4	67.5
Adjustment for change in accounting policy (Note 2)	14.0	–

Adjusted balance, beginning of year	80.4	67.5
Other comprehensive loss (Note 9)	(40.8)	(1.1)

Balance, end of year	39.6	66.4

Retained income
Balance, beginning of year	3,582.1	2,930.0
Adjustment for change in accounting policy (Note 2)	4.0	–

Adjusted balance, beginning of year	3,586.1	2,930.0
Net income for the year	946.2	796.3
Shares purchased (Note 19)	(206.6)	(26.5)
Dividends	(138.4)	(117.7)

Balance, end of year	4,187.3	3,582.1

Total accumulated other comprehensive income and retained income	4,226.9	3,648.5

Shareholders’ equity, end of year	$5,457.9	$4,856.5

See Notes to Consolidated Financial Statements.

2007 ANNUAL REPORT
64

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007
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
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated. The preparation of these financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties, future income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.
PRINCIPAL SUBSIDIARIES
The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of December 31, 2007.

	Incorporated under	Percentage of voting securities
Principal subsidiary	the laws of	held directly or indirectly by CPRL

Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company (“Soo Line”)	Minnesota	100%
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware	100%
Mount Stephen Properties Inc. (“MSP”)	Canada	100%

Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired in October, 2007 and is wholly owned. The purchase is subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E have been placed in a voting trust.
REVENUE RECOGNITION
Railway freight revenues are recognized based on the percentage of completed service method. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued as a reduction of freight revenues based on estimated volumes and contract terms as freight service is provided.
CASH AND CASH EQUIVALENTS
Cash and cash equivalents includes marketable short-term investments that are readily convertible to cash with original maturities of less than 3 months. Short-term investments are stated at fair value, which approximates cost.
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

2007 ANNUAL REPORT
65

The accounts of the Company’s self-sustaining foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues and expenses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in other comprehensive loss. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. As a result, unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.
PENSIONS AND OTHER BENEFITS
Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10 % of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 11 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. Transitional assets and obligations, which arose from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).
Benefits other than pensions, including health care, some workers’ compensation and long-term disability benefits in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.
MATERIALS AND SUPPLIES
Materials and supplies on hand are valued at the lower of average cost and replacement value.
NET PROPERTIES
Fixed asset additions and major renewals are recorded at cost, including direct costs, directly attributable indirect costs and attributed carrying costs. The Company capitalizes development costs for major new computer systems, including the related variable indirect costs. In addition, CP capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove, the net removal cost is charged to income in the period in which the asset is removed and is not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
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

2007 ANNUAL REPORT
66

Estimated service life used for principal categories of properties is as follows:

Assets	Years

Diesel locomotives	28 to 35

Freight cars	21 to 46

Ties	35 to 41

Rails – in first position	27 to 29
– in other than first position	55

Computer system development costs	5 to 15

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
Commencing January 1, 2007, all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, “Foreign exchange (gains) losses on long-term debt” and “Interest expense”.
For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive loss”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” (“AOCI”) until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “AOCI” until the related hedged item settles, at which time amounts recognized in “AOCI” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.
In the Statement of Consolidated Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related item.
The transitional date for the assessment of embedded derivatives was January 1, 2001.
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

2007 ANNUAL REPORT
67

The Company from time to time enters into bond forwards to fix interest rates for anticipated issuances of debt. These agreements are accounted for as cash flow hedges.
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
The Company enters into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in stock appreciation rights (“SAR”), deferred share units (“DSU”), performance share units (“PSU”) and restricted share units (“RSU”). These are not designated as hedges and are recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.
RESTRUCTURING ACCRUAL AND ENVIRONMENTAL REMEDIATION
Restructuring liabilities are recorded at their present value. The discount related to liabilities incurred in 2003 and subsequent years is amortized to “Compensation and benefits” and “Purchased services and other” over the payment period. The discount related to liabilities incurred prior to 2003 is amortized to “Other income and charges” over the payment period. Environmental remediation accruals cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Deferred liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.
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
Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from contributed surplus and credited to share capital. Compensation expense is also recognized for SARs, DSUs, PSUs and RSUs, using the intrinsic method, and employee share purchase plans, using the issue price, by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, with the liability for SARs, DSUs, PSUs and RSUs marked-to-market until exercised. Forfeitures and cancellations of SARs, DSUs, PSUs and RSUs are accounted for when they occur. The SAR liability is settled to “Share capital” when a SAR is cancelled due to the exercise of a tandem option.
2. New accounting policies
FINANCIAL INSTRUMENTS, HEDGING AND COMPREHENSIVE INCOME
On January 1, 2007, the Company adopted the following accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”): Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, Section 3865 “Hedges”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”. These sections require certain financial instruments and hedge positions to be recorded at their fair value. They also introduce the concept of comprehensive income and AOCI. Adoption of these standards was on a retrospective basis without restatement of prior periods, except for the restatement of equity balances to reflect the reclassification of “Foreign currency translation adjustments” to “AOCI” and “Other Comprehensive Loss”.

2007 ANNUAL REPORT
68

The impact of the adoption of these standards on January 1, 2007, was an increase in net assets of $18.0 million, a reduction in “Foreign currency translation adjustments” of $66.4 million, an increase in “Retained income” of $4.0 million, and the recognition of “AOCI” of $80.4 million.
The fair value of hedging instruments at January 1, 2007, was $31.7 million reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” and $4.8 million reflected in “Deferred liabilities” and “Accounts payable and accrued liabilities”. The inclusion of transaction costs within “Long-term debt” at amortized cost reduced “Long-term debt” by $33.4 million with an associated reduction in “Other assets and deferred charges” of $26.9 million. Deferred gains and losses on previously settled hedges were reclassified to “AOCI” and “Retained income” with a resultant decrease in “Other assets and deferred charges” of $4.8 million. The recognition of certain other financial instruments at fair value or amortized cost resulted in reductions in “Long-term debt” of $2.8 million, “Investments” of $1.5 million and “Other assets and deferred charges” of $0.4 million. The adoption of these standards increased the liability for “Future income taxes” by $11.6 million. AOCI is comprised of foreign currency gains and losses on the net investment in self-sustaining foreign subsidiaries, foreign currency gains and losses related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries’ effective portions of gains and losses resulting from changes in the fair value of cash flow hedging instruments, and the reclassification of cumulative foreign currency translation adjustments. The adjustment to opening retained income reflects the change in measurement basis, from original cost to fair value or amortized cost, of certain financial assets, financial liabilities, transaction costs associated with the Company’s long-term debt and previously deferred gains and losses on derivative instruments that were settled in prior years and which, had they currently existed, did not meet the criteria for hedge accounting under Accounting Standard Section 3865. The amounts recorded on the adoption of these standards differed from the estimated amounts disclosed in Note 3 to the 2006 annual financial statements as a result of the refinement of certain estimates used at the year end.
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
The adoption of this amended accounting standard did not impact the financial statements of the Company.
3. Future accounting changes
FINANCIAL INSTRUMENT AND CAPITAL DISCLOSURES
The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation”, and Section 1535 “Capital Disclosures”.
Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” replace Section 3861 “Financial Instruments – Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.
Section 1535 “Capital Disclosures” will require the Company to provide disclosures about the Company’s capital and how it is managed.
The adoption of these new accounting standards will not impact the amounts reported in the Company’s financial statements as they primarily relate to disclosure.
INVENTORIES
Effective January 1, 2008, the CICA has issued accounting standard Section 3031 “Inventories”. Section 3031 “Inventories” will provide guidance on the method of determining the cost of CP’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. CP currently reflects materials and supplies at the lower of cost and replacement value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. Additional disclosures will also be required. It is not anticipated that the adoption of Section 3031 “Inventories” will have a material impact on CP’s financial statements. Any adjustment on the adoption of Section 3031 “Inventories” will be recognized in 2008 as an adjustment to opening inventory and opening retained income.

2007 ANNUAL REPORT
69

GOODWILL AND INTANGIBLE ASSETS
In February 2008, the CICA has issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.
4. Other income and charges

(in millions of Canadian dollars)	2007	2006	2005

Amortization of discount on accruals recorded at present value	$8.1	$10.0	$15.4
Other exchange losses (gains)	5.8	6.5	(2.2)
Loss on sale of accounts receivable (Note 8)	5.8	5.0	3.5
Loss (gain) on non-hedging derivative instruments	1.5	(1.2)	(6.6)
Equity income in Dakota, Minnesota & Eastern Railroad Corporation, net of tax (Note 11)	(12.3)	–	–
Other	8.4	7.5	8.0

Total other income and charges	$17.3	$27.8	$18.1

5. Interest expense

(in millions of Canadian dollars)	2007	2006	2005

Interest expense	$219.6	$200.5	$211.8
Interest income	(15.3)	(6.0)	(7.6)

Net interest expense	$204.3	$194.5	$204.2

Gross cash interest payments	$208.9	$192.8	$199.6

Interest expense includes interest on capital leases of $21.6 million for the year ended December 31, 2007 (2006 – $24.2 million; 2005 – $24.7 million).

2007 ANNUAL REPORT
70

6. Income taxes
The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2007	2006	2005

Canada (domestic)
Current income tax expense	$69.8	$3.3	$10.3

Future income tax expense
Origination and reversal of temporary differences	163.8	194.7	213.9
Effect of tax rate decreases	(162.9)	(176.0)	–
Recognition of previously unrecorded tax losses	–	–	(17.2)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	(9.7)	0.6	(2.1)
Other	(6.9)	(2.3)	(1.0)

Total future income tax expense	(15.7)	17.0	193.6

Total income taxes (domestic)	$54.1	$20.3	$203.9

Other (foreign)
Current income tax expense	$36.2	$31.3	$2.3

Future income tax expense
Origination and reversal of temporary differences	64.7	62.5	64.4
Other	(10.3)	(4.2)	–

Total future income tax expense	54.4	58.3	64.4

Total income taxes (foreign)	$90.6	$89.6	$66.7

Total
Current income tax expense	$106.0	$34.6	$12.6
Future income tax expense	38.7	75.3	258.0

Total income taxes (domestic and foreign)	$144.7	$109.9	$270.6

2007 ANNUAL REPORT
71

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the future income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2007	2006

Future income tax assets
Restructuring liability	$39.7	$64.5
Amount related to tax losses carried forward	53.9	83.6
Liabilities carrying value in excess of tax basis	35.6	84.1
Future environmental remediation costs	35.1	42.7
Other	28.7	21.4

Total future income tax assets	193.0	296.3

Future income tax liabilities
Capital assets carrying value in excess of tax basis	1,495.5	1,567.3
Other long-term assets carrying value in excess of tax basis	300.0	338.0
Other	33.7	65.9

Total future income tax liabilities	1,827.2	1,971.2

Total net future income tax liabilities	1,634.2	1,674.9
Current future income tax assets	67.3	106.3

Long-term future income tax liabilities	$1,701.5	$1,781.2

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars)	2007	2006	2005

Expected income tax expense at Canadian enacted statutory tax rates	$333.6	$298.6	$291.8
Increase (decrease) in taxes resulting from:
Large corporations tax	–	(5.6)	8.3
Gains and equity income not subject to tax	(62.5)	(22.0)	(22.0)
Foreign tax rate differentials	33.8	6.6	2.7
Effect of tax rate decreases	(162.9)	(176.0)	–
Recognition of previously unrecorded tax losses	–	–	(17.2)
Other	2.7	8.3	7.0

Income tax expense	$144.7	$109.9	$270.6

The Company has no unbenefited capital losses at December 31, 2007 and 2006.
In 2007, legislation was enacted to reduce Canadian federal corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $162.9 million benefit in future tax liability and income tax expense related to the revaluation of its future income tax balances as at December 31, 2006.

2007 ANNUAL REPORT
72

In 2006, federal and provincial legislation was substantively enacted to reduce Canadian corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $176.0 million reduction in future tax liability and income tax expense related to the revaluation of its future income tax balances as at December 31, 2005.
Cash taxes paid in the year ended December 31, 2007, was $6.7 million (2006 – $50.9 million; 2005 – $7.6 million).
7. Earnings per share
At December 31, 2007, the number of shares outstanding was 153.3 million (2006 – 155.5 million).
Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.
Diluted earnings per share have been calculated using the Treasury Stock Method, which gives effect to the dilutive value of outstanding options. After the spin-off of CP from Canadian Pacific Limited (“CPL”) in October 2001, CPL stock options held by CPL employees were exchanged for CP replacement options. At December 31, 2007, there were 0.2 million replacement options outstanding (2006 – 0.2 million; 2005 – 0.4 million). Since the spin-off, CPRL has issued new stock options to CP employees. At December 31, 2007, there were 4.3 million new options outstanding (2006 – 4.3 million; 2005 – 5.5 million). These new option totals at December 31, 2007 exclude 2.4 million options (2006 – 2.3 million; 2005 – 2.0 million) for which there are tandem SARs outstanding (see Note 21), as these are not included in the dilution calculation.
The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2007	2006	2005

Weighted average shares outstanding	154.0	157.3	158.4
Dilutive effect of stock options	1.6	1.5	1.7

Weighted average diluted shares outstanding	155.6	158.8	160.1

(in dollars)	2007	2006	2005

Basic earnings per share	$6.14	$5.06	$3.43

Diluted earnings per share	$6.08	$5.02	$3.39

In 2007, 3,183 options (2006 – 379,908; 2005 – 1,000) were excluded from the computation of diluted earnings per share because their effects were not dilutive.
8. Accounts receivable
The Company maintains an adequate allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts and the application of historical percentages by aging category. At December 31, 2007, allowances of $18.4 million (2006 – $19.2 million) were recorded in “Accounts receivable”. During 2007, provisions of $2.7 million of accounts receivable (2006 – $6.5 million) were recorded within “Purchased services and other”.
The Company renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust is a multi-seller trust and CP is not the primary beneficiary. The Company may increase the sale amount up to a program limit of $200.0 million. At December 31, 2007, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $120.0 million (2006 – $120.0 million).
The undivided co-ownership interest is sold on a fully serviced basis and the Company receives no fee for ongoing servicing responsibilities. The average servicing period is approximately one month. A servicing asset of $0.1 million and a liability of $0.1 million have been recorded, as the benefit the Company derives from servicing the receivables approximates the value of the activity.

2007 ANNUAL REPORT
73

Receivables funded under the securitization program may not include delinquent, defaulted or written-off receivables, nor receivables that do not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits.
The Company provides a credit enhancement amount to absorb credit losses. The trust has no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. This amount is recognized by the Company as a retained interest and included in accounts receivable. At December 31, 2007, the fair value of the retained interest was 18.7 % of the receivables sold or $22.5 million (2006 – 19.1 % or $22.9 million). The fair value approximated carrying value as a result of the short collection cycle and negligible credit losses. The Company cannot enter into an agreement with a third party with respect to its retained interest.
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
In 2007, the Company recognized a loss of $5.8 million (2006 – $5.0 million; 2005 – $3.5 million) on the securitization program. The loss is included in “Other income and charges” on the Statement of Consolidated Income.
The table below summarizes certain cash flows related to the transfer of receivables:

(in millions of Canadian dollars)	2007	2006	2005

Proceeds from collections reinvested	$1,478.9	$1,475.7	$1,480.6

9. Other comprehensive loss and accumulated other comprehensive income
Components of other comprehensive loss and the related tax effects are as follows:

		Income tax
	Before tax	(expense)	Net of tax
(in millions of Canadian dollars)	amount	recovery	amount

For the year ended December 31, 2007
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$71.0	$(9.7)	$61.3
Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(78.4)	–	(78.4)
Realized gain on cash flow hedges settled in the period	(12.8)	4.8	(8.0)
Increase in unrealized holding losses on cash flow hedges	(26.2)	9.1	(17.1)
Realized loss on cash flow hedges settled in prior periods	2.2	(0.8)	1.4

Other comprehensive loss	$(44.2)	$3.4	$(40.8)

For the year ended December 31, 2006
Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(3.7)	$0.5	$(3.2)
Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	2.1	–	2.1

Other comprehensive loss	$(1.6)	$0.5	$(1.1)

For the year ended December 31, 2005
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$11.7	$(2.1)	$9.6
Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(19.1)	–	(19.1)

Other comprehensive loss	$(7.4)	$(2.1)	$(9.5)

2007 ANNUAL REPORT
74

Changes in the balances of each classification within AOCI are as follows:

		Adjustment	Adjusted
		for change in	opening
	Opening	accounting	balance		Closing
	balance	policy	Jan. 1	Period	balance
(in millions of Canadian dollars)	Jan. 1	(Note 2)	(Note 2)	change	Dec. 31

Year ended December 31, 2007
Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$61.3	$296.6
Foreign exchange on net investment in U.S. subsidiaries	(168.5)	–	(168.5)	(78.4)	(246.9)
Increase (decrease) in unrealized effective gains (losses) on cash flow hedges	–	18.9	18.9	(25.1)	(6.2)
Deferred loss on settled hedge instruments	–	(5.3)	(5.3)	1.4	(3.9)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(40.8)	$39.6

Year ended December 31, 2006
Foreign exchange on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$238.1			$(3.2)	$234.9
Foreign exchange on net investment in U.S. subsidiaries	(170.6)			2.1	(168.5)

Accumulated other comprehensive income	$67.5			$(1.1)	$66.4

During the next twelve months, the Company expects $10.9 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.
10. Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2007	2006	2005

(Use) source of cash:
Accounts receivable and other current assets	$70.6	$(101.0)	$(61.8)
Materials and supplies	(28.7)	(15.8)	(14.6)
Accounts payable and accrued liabilities	(45.5)	(0.4)	39.1
Income and other taxes payable	53.9	15.6	14.0

Change in non-cash working capital	$50.3	$(101.6)	$(23.3)

2007 ANNUAL REPORT
75

11. Investments

For the year ended December 31 (in millions of Canadian dollars)	2007	2006

Rail investments accounted for on an equity basis	$1,528.6	$37.9
Other investments	140.0	27.0

Total investments	$1,668.6	$64.9

DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION (“DM&E”)
Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of Dakota, Minnesota & Eastern Railroad Corporation and its subsidiaries (DM&E), a Class II railroad with approximately 2,500 miles of track in the U.S. Midwest, for a purchase price of approximately US$1.5 billion, including acquisition costs.
The transaction is subject to review and approval by the United States Surface Transportation Board (STB), pending which the shares of DM&E have been placed into an independent voting trust. The voting trust is required by U.S. law so the Company does not exercise control over DM&E prior to approval of the transaction by the STB. The Company is currently accounting for the purchase by the equity method until such time as the acquisition has been approved by the STB; upon final approval the acquisition will be accounted for using the purchase method of accounting. This final approval is not expected to be received until late 2008. As such the accompanying consolidated financial statements include the equity investment and equity earnings of DM&E for the period October 4 to December 31, 2007. The equity income from the Company’s investment in DM&E, which is recorded net of tax, was $12.3 million in 2007, and is recorded in “Other income and charges” on the Statement of Consolidated Income.
The purchase price included a $1.473 billion cash payment at the closing and future contingent payments of up to approximately US$1.05 billion, which may become payable upon achievement of certain milestones and transaction costs of $20 million incurred to December 31, 2007. The Company drew down US$1.27 billion from an eighteen-month credit agreement entered into in October 2007 specifically to fund the acquisition of DM&E. Future contingent payments of US$350 million would become due when construction starts of the Powder River Basin expansion project prior to December 31, 2025. Further future contingent payments of up to approximately US$700 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. The contingent payments would be accounted for as an increase in the purchase price. Intangible assets acquired are subject to amortization. Neither the amortization of intangible assets nor goodwill are deductible for tax purposes.
The following table reflects the purchase price allocation, based on the fair value of DM&E’s assets, owned and leased, and liabilities acquired at acquisition, which is subject to final valuations, the impact of which is not expected to have a material effect on the result of operations.

October 4, 2007 (in millions of Canadian dollars)	2007

Current assets	$91
Railroad properties	1,935
Intangible assets	50
Goodwill	163
Other assets	2

Total assets acquired	2,241

Current liabilities	104
Future income taxes	576
Debt and other liabilities	68

Total liabilities assumed	748

Investment in net assets of DM&E	$1,493

2007 ANNUAL REPORT
76

ASSET-BACKED COMMERCIAL PAPER (“ABCP”)
At December 31, 2007, the Company held Canadian third party asset-backed commercial paper (“ABCP”) issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by Dominion Bond Rating Service (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term assets within Investments after initially classifying them as Cash and cash equivalents.
On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors that they had agreed in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP market and has retained legal and financial advisors to oversee the proposed restructuring process.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. The ABCP in which the Company has invested continues to be rated R1 (High, Under Review with Developing Implications) by DBRS.
A Standstill Agreement is in place that commits investors not to take any action that would precipitate an event of default. It is expected that the restructuring of the ABCP will occur in April 2008 if approval by investors is obtained to do so. This approval will be requested on a trust by trust basis most likely during April 2008.
On December 23, 2007, the pan-Canadian restructuring committee provided certain details about the expected restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
□	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement long-term floating rate notes that are expected to receive a AAA credit rating;

□	$119.0 million is represented by a combination of leveraged collaterized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior and subordinated long-term floating rate notes. The senior notes are expected to obtain a AAA rating while the subordinated notes are likely to be unrated; and

□	$12.1 million is represented by assets that have an exposure to U.S. sub-prime mortgages. On restructuring, the Company is likely to receive long-term floating rate notes that may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the likely rating these notes may receive.
The valuation technique used by the Company to estimate the fair value of its investment in ABCP at December 31, 2007, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the public statements made by the pan-Canadian restructuring committee that it expects the ABCP will be converted into various long-term floating rate notes, as discussed above, with maturities matching the maturities of the underlying assets and bearing market interest rates commensurate with the nature of the underlying assets and their associated cash flows and the credit rating and risk associated with the long-term floating rate notes.
The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

Probability weighted average interest rate	4.6%
Weighted average discount rate	5.3%
Maturity of long-term floating rate notes	five to seven years
Credit losses	nil to 25 % on a going concern basis 5 % to 50 % on a liquidation basis

Interest rates and credit losses vary by each of the different replacement long-term floating rate notes that are expected to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes.
Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

2007 ANNUAL REPORT
77

One of the probable cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts.
In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.
Based on additional information that became publicly available during the fourth quarter of 2007, the probability weighted cash flows resulted in an estimated fair value of the Company’s investment in ABCP of $122.1 million at December 31, 2007. This was unchanged from the estimated fair value at September 30, 2007. The reduction in the fair value of $21.5 million compared to the original cost of the ABCP was recorded as a charge to income in the third quarter of 2007 with no further charges required in the fourth quarter of 2007.
In view of the continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP and could impact the Company’s near term earnings.
OTHER INVESTMENTS
Effective January 1, 2005 , CP’s 50 % investment in the Detroit River Tunnel Partnership (“DRTP”) has been accounted for on a proportionate consolidation basis. Summarized financial information for the Company’s interest in the DRTP is as follows:

(in millions of Canadian dollars)	2007	2006

Current assets	$0.8	$0.9
Long-term assets	51.0	48.0
Current liabilities	2.5	2.1
Long-term liabilities	0.5	0.5
Revenues	12.9	12.8
Expenses	2.4	1.7
Net income	10.5	11.1
Cash provided by operating activities	9.4	8.9
Cash used in investing activities	1.9	1.4
Cash used in financing activities	7.7	7.3

Income before tax from CP’s investment in the DRTP was $10.5 million in 2007 (2006 – $11.1 million; 2005 – $8.2 million). The equity income (loss) from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.2 million in 2007 (2006 – ($0.6) million; 2005 – ($0.6) million). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $4.1 million in 2007 (2006 – $3.6 million; 2005 – $3.0 million). Equity income (loss) is recorded in “Other” revenues on the Statement of Consolidated Income.

2007 ANNUAL REPORT
78

12. Net properties

		Accumulated	Net book
(in millions of Canadian dollars)	Cost	depreciation	value

2007
Track and roadway	$8,828.0	$2,852.1	$5,975.9
Buildings	342.4	136.0	206.4
Rolling stock	3,593.7	1,485.4	2,108.3
Other	1,632.9	630.4	1,002.5

Total net properties	$14,397.0	$5,103.9	$9,293.1

2006
Track and roadway	$8,615.1	$2,770.5	$5,844.6
Buildings	344.8	154.1	190.7
Rolling stock	3,548.3	1,450.9	2,097.4
Other	1,625.6	635.4	990.2

Total net properties	$14,133.8	$5,010.9	$9,122.9

At December 31, 2007, software development costs of $612.5 million (2006 – $609.8 million) and accumulated depreciation of $239.1 million (2006 – $239.8 million) were included in the category “Other”. Additions during 2007 were $48.8 million (2006 – $37.6 million; 2005 – $39.6 million) and depreciation expense was $50.5 million (2006 – $53.2 million; 2005 – $52.3 million).
At December 31, 2007, net properties included $503.4 million (2006 – $522.5 million) of assets held under capital lease at cost and related accumulated depreciation of $127.5 million (2006 – $112.4 million).
During 2007, capital assets were acquired under the Company’s capital program at an aggregate cost of $908.5 million (2006 – $818.6 million; 2005 – $906.0 million), $12.1 million of which were acquired by means of capital leases (2006 – $21.6 million; 2005 – $0.6 million), and $4.6 million of which were acquired by means of a non-monetary transaction. Cash payments related to capital purchases were $893.2 million in 2007 (2006 – $793.7 million; 2005 – $884.4 million). At December 31, 2007, $2.1 million (2006 – $3.5 million; 2005 – $9.4 million) remained in accounts payable related to the above purchases.
13. Other assets and deferred charges

(in millions of Canadian dollars)	2007	2006

Prepaid pension costs	$1,104.1	$1,081.2
Other (1)	131.5	142.0

Total other assets and deferred charges	$1,235.6	$1,223.2

(1) At December 31, 2007, the category “Other” included assets held for sale that had a carrying value of $17.0 million (2006 – $1.0 million) that were reclassified from “Net properties”.

2007 ANNUAL REPORT
79

14. Long-term debt

(in millions of Canadian dollars)	Currency in which payable	2007	2006

6.250 % Notes due 2011	US$	$398.8	$466.2
7.125 % Debentures due 2031	US$	341.4	407.9
9.450 % Debentures due 2021	US$	244.4	291.4
5.750 % Debentures due 2033	US$	235.5	291.4
4.90 % Medium Term Notes due 2010	CDN$	349.8	350.0
5.95% 30 – year Notes	US$	432.1	–
5.41 % Senior Secured Notes due 2024	US$	130.4	160.3
6.91 % Secured Equipment Notes due 2008 – 2024	CDN$	212.9	223.2
7.49 % Equipment Trust Certificates due 2008 – 2021	US$	111.2	134.9
Secured Equipment Loan due 2007	US$	–	141.6
Secured Equipment Loan due 2008 – 2015	CDN$	144.2	149.6
Obligations under capital leases due 2008 – 2022 (5.20% – 6.99%)	US$	263.5	317.0
Obligations under capital leases due 2008 – 2031 (5.64% – 5.65%)	CDN$	13.5	21.9
Bridge financing due 2009	US$	1,256.3	–
Bank loan payable on demand due 2010 (5.883%)	CDN$	5.1	4.7

		4,139.1	2,960.1
Perpetual 4 % Consolidated Debenture Stock	US$	30.3	35.7
Perpetual 4 % Consolidated Debenture Stock	GB£	7.8	9.0

		4,177.2	3,004.8
Less: Long-term debt maturing within one year		31.0	191.3

		$4,146.2	$2,813.5

At December 31, 2007, the gross amount of long-term debt denominated in U.S. dollars was US$3,513.8 million (2006 – US$1,927.5 million).
Interest on each of the following instruments is paid semi-annually: 6.250 % Notes and 7.125 % Debentures on April 15 and October 15; 9.450 % Debentures on February 1 and August 1; 5.750 % Debentures on March 15 and September 15; and 4.90 % Medium Term Notes on June 15 and December 15 of each year. All of these Notes and Debentures are unsecured but carry a negative pledge.
The 5.41 % Senior Secured Notes due 2024 are secured by specific locomotive units with a carrying value at December 31, 2007, of $185.2 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.
The 6.91 % Secured Equipment Notes are full recourse obligations of the Company secured by a first charge on specific locomotive units with a carrying value at December 31, 2007 of $187.3 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Commencing April 1, 2005, and continuing on April 1 and October 1 of each year, the Company pays equal blended semi-annual payments of principal and interest of $10.9 million. Final payment of principal and interest is due October 1, 2024.
The 7.49 % Equipment Trust Certificates are secured by specific locomotive units with a carrying value at December 31, 2007, of $120.8 million. Semi-annual interest payments of US$4.4 million were made on January 15 and July 15 of each year, up to and including January 15, 2005. Beginning on July 15, 2005, and continuing on January 15 and July 15 of each year, the Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final payment of the principal is due January 15, 2021.
The Secured Equipment Loan due 2008-2015 is secured by specific locomotive units with a carrying value of $154.2 million at December 31, 2007. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’

2007 ANNUAL REPORT
80

Acceptance rates) plus 53 basis points (2007 – 4.91%; 2006 – 3.89%). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.
The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2007, was $195.4 million (2006 – $184.2 million). The Company has offset against this loan a financial asset of $190.3 million (2006 – $179.5 million) with the same financial institution.
The Consolidated Debenture Stock, created by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.
During 2007, the Company issued US$450 million of 5.95% 30 – year notes for net proceeds of CDN$485.1 million. The notes are unsecured, but carry a negative pledge. Interest is paid semi-annually in arrears on May 15 and November 15 of each year.
In October 2007, the Company obtained bridge financing in the amount of US$1.27 billion for net proceeds of CDN$1.26 billion. The bridge financing is repayable in 2009 and is unsecured. The interest rate is floating and is calculated based on London Interbank Offered Rate (“LIBOR”) plus a spread (2007 – 5.53%).
The Secured Equipment Loan due 2007 was secured by specific units of rolling stock. The interest rate was floating and was calculated based on a blend of one-month and three-month average LIBOR plus a spread (2007 – 7.43%; 2006 – 5.57%). The Company made blended payments of principal and interest quarterly on February 20, May 20, August 20 and November 20 of each year. The final interest and principal payment occurred on February 20, 2007.
Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2007 are (in millions): 2008 – $252.4; 2009 – $1,277.5; 2010 – $373.3; 2011 – $424.6; 2012 – $35.2.
At December 31, 2007, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases

	2008	$27.8
	2009	28.9
	2010	41.5
	2011	22.2
	2012	24.5
	Thereafter	302.4

Total minimum lease payments		447.3
Less: Imputed interest		(170.3)

Present value of minimum lease payments		277.0
Less: Current portion		(8.3)

Long-term portion of capital lease obligations		$268.7

The carrying value of the assets securing the capital lease obligations was $375.8 million at December 31, 2007.

2007 ANNUAL REPORT
81

15. Financial instruments
FOREIGN EXCHANGE FORWARD CONTRACTS
During 2007, the company entered into a currency forward to fix the exchange rate on US$400 million 6.250 % Notes due 2011. At December 31, 2007, the unrealized loss on this currency forward was $15.7 million which has been recorded to “Foreign exchange on long-term debt”.
COMMODITY CONTRACTS
Exposure to fluctuations in fuel prices has been partially managed by selling or purchasing crude oil swaps. At December 31, 2007, the Company had entered into futures contracts, which are accounted for as cash flow hedges, to purchase approximately 396,000 barrels (2006 – 1,116,000 barrels) over the 2008-2009 period at average annual prices ranging from US$30.59 to US$38.19 per barrel (2006 – US$32.24 to US$41.59 over the 2007-2009 period). At December 31, 2007, the unrealized gain on crude oil futures was CDN$21.4 million (2006 – CDN$31.7 million). The Company from time to time uses foreign exchange forward contracts to manage the risk caused by foreign exchange variability on fuel purchases and commodity hedges. The Company enters into purchase contracts of U.S. dollars because the Canadian dollar cost of fuel increases if the U.S. dollar appreciates relative to the Canadian dollar. Gains and losses on the crude oil swaps, coupled with foreign exchange forward contracts, offset increases and decreases in the cash cost of fuel. At December 31, 2007, the Company had entered into foreign exchange forward contracts totaling US$14.2 million over the 2008-2009 period at exchange rates ranging from 1.2276 to 1.3008 (2006 – US$45.8 million over the 2007-2009 period at exchange rates ranging from 1.1759 to 1.3008), which are accounted for as cash flow hedges. At December 31, 2007, the unrealized loss on these forward contracts was CDN$3.5 million (2006 – CDN$3.1 million).
INTEREST RATE CONTRACTS
At December 31, 2007, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a nominal amount of US$200 million (2006 – US$200.0 million). The swap agreements converted a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250 % Notes. At December 31, 2007, the unrealized gains on these interest rate swap agreements was CDN$5.5 million (2006 – CDN$2.8 million).
The following table discloses the terms of the swap agreements at December 31, 2007:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$ 198.3
Fixed receiving rate	6.250%
Variable paying rate	6.655%

Based on U.S. three-month LIBOR.
During 2007, the Company entered into agreements that established the benchmark rate on CDN$350.0 million of long-term debt, which is expected to be issued in 2008. The fair value of this instrument, which is accounted for as a cash flow hedge, was a loss of CDN$30.6 million at December 31, 2007. During the year, losses of CDN$2.3 million were recognised and recorded in “Net income” and unrealized losses of CDN$28.3 million were recorded in “Other comprehensive loss”.
In 2004 , the Company entered into agreements that established the borrowing rate on US$200.0 million of long-term debt, which was expected to be issued in the first half of 2005. Unrealized gains on this arrangement, which was accounted for as a cash flow hedge, were CDN$1.8 million at December 31, 2004. In the first quarter of 2005, the hedge was terminated as the Company decided not to issue the debt and the $5.8-million gain on settlement was recorded in “Other income and charges”.

2007 ANNUAL REPORT
82

CREDIT RISK MANAGEMENT
Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. However, the Company does not anticipate non-performance that would materially impact the Company’s financial statements because dealings have been with counterparties of high credit quality and adequate provisions have been made. In addition, the Company believes there are no significant concentrations of credit risk (1).
INTEREST RATE EXPOSURE AND FAIR VALUES
The Company’s exposure to interest rate risk along with the total carrying amounts and fair values of its financial instruments are summarized in the following tables (1):

		Fixed interest rate maturing in
2007	At floating		2009	2013	Total carrying
(in millions of Canadian dollars)	interest rates	2008	to 2012	and after	value	Fair value

Financial assets (1)
Cash and short-term investments	$378.1	$–	$–	$–	$378.1	$378.1
Crude oil swaps, unrealized gain	–	–	–	–	21.4	21.4

Financial liabilities
Short-term borrowings	229.7	–	–	–	229.7	229.7

6.250 % Notes	–	–	396.5	–	396.5	413.8
7.125 % Debentures	–	–	–	347.0	347.0	374.0
9.450 % Debentures	–	–	–	247.8	247.8	300.5
5.750 % Debentures	–	–	–	247.8	247.8	226.2
5.950% 30-year notes	–	–	–	446.1	446.1	403.8
4.90 % Medium Term Notes	–	–	350.0	–	350.0	351.9
5.41 % Senior Secured Notes	–	2.8	13.7	95.6	112.1	123.6
6.91 % Secured Equipment Notes	–	7.0	33.3	176.3	216.6	244.6
7.49 % Equipment Trust Certificates	–	4.4	42.6	98.2	145.2	124.4
Secured Equipment Loan	133.1	–	–	–	133.1	145.2
4 % Consolidated Debenture Stock	–	–	–	38.1	38.1	33.8
Obligations under capital leases	–	8.3	46.7	222.0	277.0	296.8
Bridge financing	1,259.0	–	–	–	1,259.0	1,259.0
Bank loan payable on demand	–	5.1	–	–	5.1	5.0
Transaction costs	–	–	–	–	(44.2)	–

Total long-term debt	1,392.1	27.6	882.8	1,918.9	4,177.2	4,302.6

		Notional amounts				Fair value

Foreign exchange forward contracts on fuel, unrealized loss	–	–	–	–	3.5	3.5
Interest rate swaps, unrealized loss	198.3	–	(198.3)	–	5.5	5.5
Total return swap, unrealized loss	–	–	–	–	3.8	3.8
Interest rate forward, unrealized loss	–	–	–	–	30.6	30.6
Currency forward, unrealized loss	–	–	–	–	15.7	15.7

(1) The discussion provided relating to credit risk management and interest rate exposure and fair values and the information in the table above does not consider risks related to the Company’s investment in ABCP which is discussed in more detail in Note 11.

2007 ANNUAL REPORT
83

		Fixed interest rate maturing in
2006	At floating		2008	2012	Total carrying
(in millions of Canadian dollars)	interest rates	2007	to 2011	and after	value	Fair value

Financial assets
Cash and short-term investments	$124.3	$–	$–	$–	$124.3	$124.3
Crude oil swaps, unrealized gain	–	–	–	–	–	31.7

Financial liabilities
6.250 % Notes	–	–	466.2	–	466.2	487.0
7.125 % Debentures	–	–	–	407.9	407.9	484.3
9.450 % Debentures	–	–	–	291.4	291.4	381.7
5.750 % Debentures	–	–	–	291.4	291.4	300.6
4.90 % Medium Term Notes	–	–	350.0	–	350.0	355.3
5.41 % Senior Secured Notes	–	3.8	17.5	139.0	160.3	157.8
6.91 % Secured Equipment Notes	–	6.6	31.1	185.5	223.2	259.0
7.49 % Equipment Trust Certificates	–	3.1	14.8	117.0	134.9	155.7
Secured Equipment Loan	141.6	–	–	–	141.6	141.6
Secured Equipment Loan	149.6	–	–	–	149.6	149.6
4 % Consolidated Debenture Stock	–	–	–	44.7	44.7	37.4
Obligations under capital leases	–	27.0	50.4	261.5	338.9	358.2
Bank loan payable on demand	–	4.7	–	–	4.7	4.7

Total long-term debt	291.2	45.2	930.0	1,738.4	3,004.8	3,272.9

	Notional amounts					Fair value

Foreign exchange forward contracts on fuel, unrealized loss	–	–	–	–	–	3.1
Interest rate swaps, unrealized loss	233.1	–	(233.1)	–	–	2.8
Total return swap	–	–	–	–	1.2	1.2

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
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
□	Short-term financial assets and liabilities are valued at their carrying amounts as presented on the Consolidated Balance Sheet, which are reasonable estimates of fair value due to the relatively short period to maturity of these instruments.

□	The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2007 and 2006. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

□	The fair value of derivative instruments is calculated based on market prices or rates at December 31, 2007 and 2006, which generally reflects the estimated amount the Company would receive or pay to terminate the contracts at the applicable Consolidated Balance Sheet date.

2007 ANNUAL REPORT
84

STOCK-BASED COMPENSATION EXPENSE MANAGEMENT
The Company entered into a TRS, effective in May 2006, in order to reduce the volatility and total cost to the Company over time of four types of stock-based compensation: SARs, DSUs, RSUs and PSUs. The value of the TRS derivative is linked to the market value of our stock and is intended to mitigate the impact on expenses of share value movements on SARs, DSUs, RSUs and PSUs. “Compensation and benefits” expense increased by $2.6 million (2006 – $1.2 million) for the year ended December 31, 2007 due to unrealized losses for these swaps. These losses substantially offset the benefits recognized in these stock-based compensation programs due to fluctuations in share price during the period the TRS was in place.
FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:
Loans and Receivables
Accounts receivable and other current assets The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
Investments Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market based inputs.
Financial Liabilities
Accounts payable and accrued liabilities and short-term borrowings The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
Long-term debt The carrying amount of long-term debt is at amortized cost based on an initial fair value determined using the quoted market prices for the same or similar debt instruments.
Available for Sale
Investments The Company’s equity investments recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established as there are no quoted prices in an active market for these investments. The Company’s equity investments recorded on an equity basis have a carrying value equal to cost plus the Company’s share of the investees net income, less any dividends received. These investments are not traded on a liquid market.
Held for Trading
Other assets and deferred charges and deferred liabilities Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for the same or similar instruments and changes in the fair values of such derivative instruments are recognized in net income as they arise.
Cash and cash equivalents The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.
Investments ABCP is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider (see Note 11).
Carrying Value and Fair Value of Financial Instruments
The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $4,177.2 million and a fair value of approximately $4,302.6 million at December 31, 2007.

2007 ANNUAL REPORT
85

16. Deferred liabilities

(in millions of Canadian dollars)	2007	2006

Provision for restructuring and environmental remediation (Note 18)	$234.0	$309.0
Deferred workers’ compensation and personal injury accruals	161.4	162.5
Accrued employee benefits	222.0	208.4
Asset retirement obligations (Note 17)	29.1	30.9
Deferred revenue on rights-of-way license agreements	48.0	45.8
Deferred income credits	32.0	27.3
Stock-based compensation liabilities	75.0	76.6
Financial instruments	13.7	–
Other	92.1	54.1

	907.3	914.6
Less: Amount payable/realizable within one year	192.7	188.9

Total deferred liabilities	$714.6	$725.7

Deferred revenue on rights-of-way license agreements is being amortized to income on a straight-line basis over the related lease terms.
17. Asset retirement obligations
The Company has two liabilities related to asset retirement obligations (“ARO”) recorded in “Deferred liabilities”. These liabilities are discounted at 6.25%. The accretion expense related to these AROs in 2007 was $1.9 million (2006 – $2.0 million; 2005 – $2.1 million), offset by payments made of $0.7 million and a reduction of $0.8 million due to a sale of a related asset (2006 – payments of $0.7 million and a reduction of $3.4 million due to a sale of a related asset; 2005 – payments of $0.6 million and a reduction of $1.0 million due to the sale of the related asset), and revisions to the estimated cash flows of $2.2 million thereby decreasing the ARO liability to $29.1 million at December 31, 2007 (2006 – $30.9 million; 2005 – $32.9 million). Accretion expense is included in “Depreciation and amortization” on the Statement of Consolidated Income.
Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $50.4 million at December 31, 2007 (2006 – $51.9 million), which, when present valued, was $27.7 million at December 31, 2007 (2006 – $29.6 million). The payments are expected to be made in the 2008-2044 period.
The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2007, was $16.0 million (2006 – $15.3 million), which, when present valued, was $1.4 million at December 31, 2007 (2006 – $1.3 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be in 37 years.
18. Restructuring accrual and environmental remediation
At December 31, 2007, the provision for restructuring and environmental remediation was $234.0 million (2006 – $309.0 million). The restructuring provision was primarily for labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites, as well as a special charge taken in 2004 related to a specific property.

2007 ANNUAL REPORT
86

Set out below is a reconciliation of CP’s liabilities associated with its restructuring and environmental remediation programs:

	Opening					Foreign	Closing
	balance	Accrued		Amortization		exchange	balance
(in millions of Canadian dollars)	Jan. 1	(reduced )	Payments	of discount	(1)	impact	Dec. 31

Year ended December 31, 2007
Labour liability for terminations and severances	$187.4	$(12.8)	$(46.8)	$6.1		$(4.7)	$129.2
Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	–		(0.2)	0.8

Total restructuring liability	188.8	(13.0)	(47.0)	6.1		(4.9)	130.0

Environmental remediation program	120.2	7.5	(14.0)	–		(9.7)	104.0

Total restructuring and environmental remediation liability	$309.0	$(5.5)	$(61.0)	$6.1		$(14.6)	$234.0

Year ended December 31, 2006
Labour liability for terminations and severances	$263.6	$(14.1)	$(71.8)	$9.8		$(0.1)	$187.4
Other non-labour liabilities for exit plans	5.8	0.7	(5.0)	0.1		(0.2)	1.4

Total restructuring liability	269.4	(13.4)	(76.8)	9.9		(0.3)	188.8

Environmental remediation program	129.4	10.5	(19.5)	–		(0.2)	120.2

Total restructuring and environmental remediation liability	$398.8	$(2.9)	$(96.3)	$9.9		$(0.5)	$309.0

Year ended December 31, 2005
Labour liability for terminations and severances	$269.7	$33.6	$(50.5)	$12.0		$(1.2)	$263.6
Other non-labour liabilities for exit plans	6.1	(0.1)	(0.1)	0.1		(0.2)	5.8

Total restructuring liability	275.8	33.5	(50.6)	12.1		(1.4)	269.4

Environmental remediation program	172.9	(22.4)	(18.4)	–		(2.7)	129.4

Total restructuring and environmental remediation liability	$448.7	$11.1	$(69.0)	$12.1		$(4.1)	$398.8

(1) Amortization of discount is charged to income as “Compensation and benefits” (2007 – $3.3 million; 2006 – $5.1 million; 2005 – $0.7 million), “Purchased services and other” (2007 – nil; 2006 – nil; 2005 – $2.3 million) and “Other income and charges” (2007 – $2.8 million; 2006 – $4.8 million; 2005 – $9.2 million), as applicable.
New accruals and adjustments to previous accruals were a net reduction of $5.5 million in 2007, compared with net reduction of $2.9 million in 2006 and a net increase of $11.1 million in 2005.
In 2007, CP recorded a net reduction in the restructuring liability included in “Deferred liabilities”, of $13.0 million, mainly due to experience gains on termination costs for previously accrued labour initiatives. This reduction was partially offset by an increase in the environmental remediation liability, also included in “Deferred liabilities”, of $7.5 million. This net reduction was recorded in “Compensation and benefits” and “Purchased services and other”.

2007 ANNUAL REPORT
87

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
In 2005, CP established new restructuring initiatives to reduce labour costs, primarily in management and administrative areas, which were completed in 2006. These initiatives required recording a special charge of $44.2 million for labour restructuring, which included $43.1 million for labour restructuring liabilities and $1.1 million for accelerated recognition of stock-based compensation (included elsewhere in “Deferred liabilities” and in “Contributed surplus”). This charge was partially offset by a net reduction of $9.6 million (included in “Compensation and benefits” and “Purchased services and other”), largely due to experience gains on previously accrued amounts and minor new initiatives. The adjustment to the environmental remediation program was largely due to a binding settlement reached during the third quarter of 2005 with a potentially responsible party, resulting in a reduction of $33.9 million to the special charge recorded in 2004, including a $30.3-million reduction in the environmental liability. The $30.3-million reduction was partially offset by $7.9 million of other adjustments, due largely to monitoring and technical support costs related to multi-year sites.
In the fourth quarter of 2004, CP recorded a special charge of $90.9 million for investigation, characterization, remediation and other applicable actions related to environmental contamination at a CP-owned property in the U.S., which includes areas previously leased to third parties. CP is participating in the State of Minnesota’s voluntary investigation and clean-up program at the east side of the property. The property is the subject of ongoing fieldwork being undertaken in conjunction with the appropriate state authorities to determine the extent and magnitude of the contamination and the appropriate remediation plan. In 2005, CP filed with the State of Minnesota a response action plan for the east side of the property.
In the third quarter of 2005, a binding settlement was reached relating to a lawsuit with a potentially responsible party in relation to portions of past environmental contamination at the above-mentioned CP-owned property. As a result, the lawsuit against this party was dismissed. CP reduced accrued liabilities related to this property and recognized in 2005 a total reduction of $33.9 million to the special charge for environmental remediation recorded in 2004.
In the fourth quarter of 2005, CP recorded a special charge of $44.2 million for a labour restructuring initiative. The job reductions, mostly in management and administrative positions, were completed in 2006.
19. Shareholders’ equity
AUTHORIZED AND ISSUED SHARE CAPITAL
The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2007, no Preferred Shares had been issued.
An analysis of Common Share balances is as follows:

	2007	2006
(in millions)	Number	Number

Share capital, January 1	155.5	158.2
Shares issued under stock option plans	1.0	2.3
Shares repurchased	(3.2)	(5.0)

Share capital, December 31	153.3	155.5

The change in the Share capital balance includes $5.1 million (2006 – $3.3 million) related to the cancellation of the SARs liability on exercise of tandem stock options, and $0.7 million (2006 – $1.1 million) of stock-based compensation transferred from “Contributed surplus”.
The balance remaining in contributed surplus of $42.4 million relates to stock-based compensation recognized to date on unexercised options and will be attributed to share capital as options are exercised.

2007 ANNUAL REPORT
88

In May 2005, the Company completed the necessary filings for a normal course issuer bid to purchase, for cancellation, up to 2.5 million of its outstanding Common Shares, representing 1.6 % of the approximately 159.0 million Common Shares outstanding just prior to the filing date. In March 2006, the normal course issuer bid was amended to increase the number of Common Shares eligible to be purchased to 3.3 million. Share repurchases were made during the 12-month period beginning June 6, 2005, and ending June 5, 2006. In June 2006, the Company completed the acquisition of Common Shares under the previous normal course issuer bid and filed a new normal course issuer bid to purchase, for cancellation, up to 3.9 million of its outstanding Common Shares. Under this filing, share purchases could have been made during the 12-month period beginning June 6, 2006, and ending June 5, 2007. Of the 3.9 million shares authorized for purchase under this filing, 3.4 million were purchased in 2006 at an average price per share of $56.66 and 0.2 million shares were purchased during the three months ended March 31, 2007 at an average price per share of $64.11.
In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.7 million shares were purchased at an average price per share of $73.64.
In addition, pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007, the Company purchased, for cancellation, 0.3 million shares through a private agreement with an arm’s length third party on March 29, 2007 at an average price of $63.12.
The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to contributed surplus and retained income. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.
The table below summarizes the allocation of the cost of shares repurchased between share capital, contributed surplus and retained income.

(in millions of Canadian dollars)	2007	2006

Share capital	$24.5	$36.8
Contributed surplus	–	223.1
Retained income	206.6	26.5

CP Common Shares repurchased	$231.1	$286.4

20. Pensions and other benefits
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

2007 ANNUAL REPORT
89

At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits

(in millions of Canadian dollars)	2007	2006	2005	2007		2006	2005

Current service cost (benefits earned by employees in the year)	$97.6	$101.9	$75.7	$16.8		$15.1	$13.8
Interest cost on benefit obligation	420.0	400.0	405.0	26.7		26.6	27.3
Actual return on fund assets	(275.9)	(927.4)	(849.8)	(1.2)		(0.6)	(0.7)
Actuarial (gain) loss	(1.4)	35.2	693.7 (1)	(1.1)		(2.9)	29.8
Plan amendments	22.5	1.3	56.5	–		(1.2)	(6.7)
Settlement gain	–	–	–	(10.7	)(2)	–	–

Elements of employee future benefit cost, before adjustments to recognize the long-term nature of employee future benefit costs	262.8	(389.0)	381.1	30.5		37.0	63.5
Adjustments to recognize the long-term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)	(16.2)	(16.2)	12.4		12.4	12.7
Difference between expected return and actual return on fund assets	(278.3)	401.2	351.2	0.6		–	–
Difference between actuarial loss (gain) recognized and actual actuarial loss (gain) on benefit obligation	99.9	64.9	(638.1)	6.8		9.1	(25.6)
Difference between amortization of prior service costs and actual plan amendments	(5.8)	14.5	(41.3)	(0.2)		1.0	6.7

Net benefit cost	$62.4	$75.4	$36.7	$50.1		$59.5	$57.3

(1) Actuarial loss for 2005 was largely a result of a decrease in the discount rate.
(2) Settlement gain from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.

2007 ANNUAL REPORT
90

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits

(in millions of Canadian dollars)	2007	2006	2007	2006

Change in benefit obligation:
Benefit obligation at January 1	$7,892.7	$7,732.2	$509.5	$498.9
Current service cost	97.6	101.9	16.8	15.1
Interest cost	420.0	400.0	26.7	26.6
Employee contributions	53.4	53.9	0.2	0.2
Benefits paid	(436.9)	(432.1)	(35.7)	(33.2)
Foreign currency changes	(22.1)	0.3	(9.3)	0.3
Actuarial loss (gain)	(1.4)	35.2	(1.1)	(2.9)
Plan amendments and other	22.5	1.3	–	4.5
Release due to settlement	–	–	(15.4)	–

Benefit obligation at December 31	$8,025.8	$7,892.7	$491.7	$509.5

Change in fund assets:
Fair value of fund assets at January 1	$7,649.2	$6,890.1	$11.9	$11.9
Actual return on fund assets	275.9	927.4	1.2	0.6
Employer contributions	86.4	209.5	34.9	32.4
Employee contributions	53.4	53.9	0.2	0.2
Benefits paid	(436.9)	(432.1)	(35.7)	(33.2)
Foreign currency changes	(17.5)	0.4	–	–

Fair value of fund assets at December 31	$7,610.5	$7,649.2	$12.5	$11.9

Funded status – plan deficit	$(415.3)	$(243.5)	$(479.2)	$(497.6)
Unamortized prior service cost	132.6	126.9	(0.7)	(1.0)
Unamortized net transitional (asset) obligation	(80.3)	(96.5)	61.7	74.1
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	(181.2)	(568.9)	–	–
Unamortized net actuarial loss	1,647.3 (1)	1,861.7 (1)	101.9	118.9

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,103.1	$1,079.7	$(316.3)	$(305.6)

(1) The amount by which these losses exceed the 10 % corridor (representing 10 % of the benefit obligation) was equal to $844.7 million at December 31, 2007 (2006 – $1,072.4 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (December 31, 2007 – 11 years; December 31, 2006 – 11 years). In 2007, $98.5 million was amortized and included in the net benefit cost (2006 – $100.1 million).

2007 ANNUAL REPORT
91

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions		Other benefits

(in millions of Canadian dollars)	2007	2006	2007	2006

Other assets and deferred charges	$1,104.1	$1,081.2	$–	$–
Accounts payable and accrued liabilities	(0.2)	(0.3)	(38.3)	(21.5)
Other long-term liabilities	(0.8)	(1.2)	(278.0)	(284.1)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,103.1	$1,079.7	$(316.3)	$(305.6)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (November 30 for U.S. pension plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2007. The next actuarial valuations for pension funding purposes will be performed as at January 1, 2008.
Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits

(in millions of Canadian dollars)	2007	2006	2007	2006

Benefit obligation	$(8,025.8)	$(7,892.7)	$(491.7)	$(509.5)
Fair value of fund assets	7,610.5	7,649.2	12.5	11.9

	$(415.3)	$(243.5)	$(479.2)	$(497.6)

Actuarial assumptions used were approximately:

(percentages)	2007		2006		2005

Benefit obligation at December 31:
Discount rate	5.60		5.40		5.25
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.50	(1)	10.00	(1)	10.00	(1)
Benefit cost for year ended December 31:
Discount rate	5.40		5.25		6.00
Expected rate of return on fund assets	8.00		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	10.00	(1)	10.00	(1)	8.50	(2)

(1) The health care cost trend rate is projected to decrease by 0.5 % per year from a 10.0 % rate in 2006 and 2007 to approximately 5.0 % per year in 2017.
(2) For this prior period, the health care cost trend rate was projected to decrease by 0.5 % per year to approximately 4.5 % per year in 2012.

2007 ANNUAL REPORT
92

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
Favourable (unfavourable) (in millions of Canadian dollars)	point increase	point decrease

Effect on the total of service and interest costs	$(1.2)	$1.1
Effect on post-retirement benefit obligation	$(14.8)	$14.0

PLAN ASSETS
The Company’s pension plan asset allocation, and the current weighted average permissible range for each major asset class, were as follows:

		Percentage of plan
		assets at December 31
Asset allocation (percentage)	Current permissible range	2007	2006

Equity securities	47 – 53	49.4	56.3
Debt securities	37 – 43	41.6	38.1
Real estate and infrastructure	8 – 12	9.0	5.6

Total		100.0	100.0

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
At December 31, 2007, fund assets consisted primarily of listed stocks and bonds, including 54,440 of the Company’s Common Shares (2006 – 132,600) at a market value of $3.5 million (2006 – $8.1 million) and 6.91 % Secured Equipment Notes issued by the Company at a par value of $3.9 million (2006 – $4.1 million) and at a market value of $4.3 million (2006 – $4.7 million).
CASH FLOWS
In 2007, the Company contributed $82.9 million to its registered pension plans (2006 – $202.0 million), including $3.2 million to the defined contribution plan (2006 – $3.1 million). In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $40.7 million (2006 – $42.0 million) with respect to supplemental pension plan benefits and other benefits.
DEFINED CONTRIBUTION PLAN
Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2007, the net cost of this plan, which generally equals the employer’s required contribution, was $3.2 million (2006 – $3.0 million; 2005 – $3.1 million).

2007 ANNUAL REPORT
93

POST-EMPLOYMENT RESTRUCTURING BENEFITS
The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 18) that are discounted at rates of 5.25 % and 6.75%. The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions of Canadian dollars)	2007	2006

Change in liability:
Restructuring labour liability at January 1	$160.8	$224.8
Plan adjustment	(12.8)	(14.1)
Interest cost	8.9	12.0
Benefits paid	(36.8)	(61.8)
Foreign currency changes	(4.7)	(0.1)

Restructuring labour liability at December 31	115.4	160.8

Unfunded restructuring labour amount	(115.4)	(160.8)
Unamortized net transitional amount	(13.8)	(26.6)

Accrued restructuring labour liability on the Consolidated Balance Sheet	$(129.2)	$(187.4)

21. Stock-based compensation
At December 31, 2007, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan, a RSU plan, a PSU plan and an employee stock savings plan. These plans resulted in a compensation cost in 2007 of $33.7 million (2006 – $52.1 million; 2005 – $38.7 million).
REPLACEMENT OPTIONS AND SARS
Due to the reorganization of Canadian Pacific Limited (“CPL”) and the spin-off of its subsidiary companies in October 2001, all CPL employees who held CPL options at the date of the spin-off received in exchange for their CPL options fully-vested replacement options and SARs in the spun-off companies, according to the reorganization ratio used for Common Shares. The exercise price of the CPL options and SARs was allocated among the replacement options and SARs of each of the spun-off companies, based on a formula using the weighted average trading price of the spun-off companies for their first 10 days of trading.
By agreement between CP and its former affiliates, the difference between the strike price and the exercise price of SARs of the former affiliates held by CP employees is recognized as an expense by CP. The difference between the strike price and the exercise price of CP SARs held by employees of the former affiliates is recovered from the former affiliates.
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
Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated and will expire five years after the grant date (“performance-accelerated options”). Some options will only vest when certain performance targets are achieved and will expire, if the performance targets are not achieved within a specific time frame, and will expire five years and three months after the grant date (“performance-contingent options”).

2007 ANNUAL REPORT
94

At December 31, 2007, there were 3,602,761 (2006 – 669,864; 2005 – 1,836,254) Common Shares available for the granting of future options under the stock option plans, out of the 15,578,642 (2006 – 11,500,000; 2005 – 11,500,000) Common Shares currently authorized.
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
In 2007, the expense for stock options was $10.7 million (2006 – $11.1 million; 2005 – $9.8 million) and for SARs was $8.7 million (2006 – $26.1 million; 2005 – $16.8 million).
The following is a summary of the Company’s fixed stock option plan as of December 31:

	2007		2006
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,807,644	$38.50	7,971,917	$32.07
New options granted	1,304,500	62.60	1,467,900	57.80
Exercised	(972,281)	31.99	(2,330,664)	28.59
Forfeited/cancelled	(158,755)	35.76	(301,509)	39.07

Outstanding, December 31	6,981,108	$43.97	6,807,644	$38.50

Options exercisable at December 31	4,035,008	$34.12	2,918,294	$29.64

At December 31, 2007, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number of	years to	average	Number	average
Range of exercise prices	options	expiration	exercise price	of options	exercise price

$14.07 – $18.96	184,225	2	$14.49	184,225	$14.49
$27.62 – $36.64	2,812,483	4	31.31	2,812,483	31.31
$42.05 – $74.89	3,984,400	7	54.21	1,038,300	45.21

Total	6,981,108	6	$43.97	4,035,008	$34.12

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

2007 ANNUAL REPORT
95

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
An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2007, there were 284,968 (2006 – 335,177; 2005 – 295,224) DSUs outstanding. In 2007, 46,050 (2006 – 65,781; 2005 – 47,891) DSUs were granted. In 2007, 96,259 (2006 – 26,137; 2005 – 44,167) DSUs were redeemed. In 2007, the expense for DSUs was $4.1 million (2006 – $6.8 million; 2005 – $4.1 million).
The Company issued 16,921 RSUs in 2007. The RSUs are subject to time vesting. They will vest on May 31, 2010, and will be cashed out based on the average closing price for the 10 days prior to May 31, 2010. An expense to income for RSUs is recognized over the vesting period. The Company issued 30,000 RSUs in 2005. These RSUs were forfeited in 2006 prior to vesting. An expense to income for RSUs was being recognized over the vesting period and was recovered upon cancellation. In 2007, the expense was $0.2 million (2006 – expense recovery of $0.6 million; 2005 – $0.6 million).
The Company issued 23,855 PSUs in 2007. The PSUs are contingent upon achieving certain performance targets, and would not become payable until 2010. The actual value of the PSUs will be based on the average closing price for the 10 days prior to the entitlement date. An expense to income for PSUs is recognized over the vesting period. In 2007, the expense was $0.7 million (2006 – nil; 2005 – nil).
Under the fair value method, the fair value of options at the grant date was $11.3 million for options issued in 2007 (2006 – $12.4 million; 2005 – $10.1 million). The weighted average fair value assumptions were approximately:

	2007	2006	2005

Expected option life (years)	4.00	4.50	4.50
Risk-free interest rate	3.90%	4.07%	3.49%
Expected stock price volatility	22%	22%	24%
Expected annual dividends per share	$0.90	$0.75	$0.53
Weighted average fair value of options granted during the year	$12.97	$12.99	$9.66

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
At December 31, 2007, there were 12,181 participants (2006 – 11,682; 2005 – 8,989) in the plan. The total number of shares purchased in 2007 on behalf of participants, including the Company contribution, was 745,374 (2006 – 657,530; 2005 – 795,728). In 2007, the Company’s contributions totalled $10.4 million (2006 – $10.0 million; 2005 – $8.8 million) and the related expense was $8.9 million (2006 – $8.6 million; 2005 – $7.4 million).
22. Commitments and contingencies
In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2007, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.
At December 31, 2007, the Company had committed to total future capital expenditures amounting to $504.2 million for the years 2008-2016.

2007 ANNUAL REPORT
96

At December 31, 2007, the Company had a committed unused line of credit of $408.0 million available for short-term financing, effective until December 2012. The interest rate for this credit facility varies based on bank prime, Bankers’ Acceptances or LIBOR. At December 31, 2007, the Company also had a committed unused credit facility of US$530.0 million available for short-term financing requirements related to the acquisition of DM&E and related capital programs. The interest rate for this facility varies based on LIBOR.
Minimum payments under operating leases were estimated at $614.9 million in aggregate, with annual payments in each of the five years following 2007 of (in millions): 2008 – $120.3; 2009 – $86.8; 2010 – $68.9; 2011 – $60.9; 2012 – $58.0.
GUARANTEES
In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:
□	residual value guarantees on operating lease commitments of $321.7 million at December 31, 2007;

□	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements;

□	indemnifications of certain tax-related payments incurred by lessors and lenders; and

□	certain amounts related to the Company’s investment in the DM&E. These include minimum lease payments of $46.2 million, residual value guarantees of $11.0 million, and a line of credit of US$10 million (see Note 11).
The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2007, these accruals amounted to $7.0 million (2006 – $6.2 million).
INDEMNIFICATIONS
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2007, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
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
23. Segmented information
OPERATING SEGMENT
The Company operates in only one operating segment: rail transportation. Operating results by geographic areas, railway corridors or other lower level components or units of operation are not reviewed by the Company’s chief operating decision maker to make decisions about the allocation of resources to, or the assessment of performance of, such geographic areas, corridors, components or units of operation.
At December 31, 2007, one customer comprised 11.5% (2006 – 11.5%, 2005 – 14.5%) of CP’s total revenues. At December 31, 2007, accounts receivable from this customer represented 6.2% (2006 – 5.6%) of CP’s “Accounts receivable and other current assets”.
During 2005, the Company prospectively recorded a $23.4-million adjustment to increase revenues in 2005 related to services provided in 2004. The adjustment reflected a change in estimate primarily as a result of a contract settlement with a customer.

2007 ANNUAL REPORT
97

GEOGRAPHIC INFORMATION

(in millions of Canadian dollars)	Canada	United States	Total

2007
Revenues	$3,716.4	$991.2	$4,707.6
Net properties	$7,745.1	$1,548.0	$9,293.1

2006
Revenues	$3,575.1	$1,008.1	$4,583.2
Net properties	$7,539.3	$1,583.6	$9,122.9

2005
Revenues	$3,404.1	$987.5	$4,391.6

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
CONSOLIDATING INFORMATION – 2007

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total

Revenues	$3,715.9	$991.2	$–	$0.5	$4,707.6
Operating expenses	2,949.9	688.6	0.1	(95.2)	3,543.4

Operating income (loss)	766.0	302.6	(0.1)	95.7	1,164.2
Interest and other income and charges	230.7	43.8	(30.9)	(0.5)	243.1
Foreign exchange (gain) loss on long-term debt	(255.6)	–	84.4	1.4	(169.8)
Income taxes	99.8	89.5	0.7	(45.3)	144.7

Net income (loss)	$691.1	$169.3	$(54.3)	$140.1	$946.2

Current assets	$1,014.1	$358.0	$(89.8)	$(114.6)	$1,167.7
Net properties	5,925.7	1,487.5	–	1,879.9	9,293.1
Other long-term assets	2,766.7	1,559.8	515.1	(1,937.4)	2,904.2

Total assets	$9,706.5	$3,405.3	$425.3	$(172.1)	$13,365.0

Current liabilities	$1,158.7	$232.1	$0.3	$(46.3)	$1,344.8
Long-term liabilities	5,648.9	1,809.0	–	(895.6)	6,562.3
Shareholders’ equity	2,898.9	1,364.2	425.0	769.8	5,457.9

Total liabilities and shareholders’ equity	$9,706.5	$3,405.3	$425.3	$(172.1)	$13,365.0

2007 ANNUAL REPORT
98

CONSOLIDATING INFORMATION – 2006

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total

Revenues	$3,571.2	$1,008.1	$–	$3.9	$4,583.2
Operating expenses	2,833.9	736.5	–	(115.8)	3,454.6

Operating income	737.3	271.6	–	119.7	1,128.6
Interest and other income and charges	196.5	42.0	(25.2)	9.0	222.3
Foreign exchange (gain) loss on long-term debt	1.2	–	(1.3)	0.2	0.1
Income taxes	69.6	86.7	0.5	(46.9)	109.9

Net income	$470.0	$142.9	$26.0	$157.4	$796.3

Current assets	$813.5	$293.2	$18.1	$(119.9)	$1,004.9
Net properties	5,673.0	1,569.3	–	1,880.6	9,122.9
Other long-term assets	1,241.7	67.9	414.4	(435.9)	1,288.1

Total assets	$7,728.2	$1,930.4	$432.5	$1,324.8	$11,415.9

Current liabilities	$924.3	$227.7	$0.2	$86.8	$1,239.0
Long-term liabilities	4,299.0	1,076.2	–	(54.8)	5,320.4
Shareholders’ equity	2,504.9	626.5	432.3	1,292.8	4,856.5

Total liabilities and shareholders’ equity	$7,728.2	$1,930.4	$432.5	$1,324.8	$11,415.9

CONSOLIDATING INFORMATION – 2005

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total

Revenues	$3,397.9	$987.5	$–	$6.2	$4,391.6
Operating expenses	2,731.1	779.0	–	(109.7)	3,400.4

Operating income	666.8	208.5	–	115.9	991.2
Interest and other income and charges	194.9	42.6	(22.1)	6.9	222.3
Foreign exchange (gain) loss on long-term debt	(53.8)	–	13.7	(4.6)	(44.7)
Income taxes	165.8	65.0	0.7	39.1	270.6

Net income	$359.9	$100.9	$7.7	$74.5	$543.0

24. Reconciliation of Canadian and United States generally accepted accounting principles
The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s Statement of Consolidated Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.

2007 ANNUAL REPORT
99

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING
Effective January 1, 2007, the Company adopted the following CICA accounting standards Section 3855 “Financial Instruments, Recognition and Measurement”, Section 3861 “Financial Instruments, Presentation and Disclosure”, Section 3865 “Hedging”, Section 1530 “Comprehensive Income” and Section 3251 “Equity” on a retrospective basis without restatement of prior periods, with the exception that “Foreign currency translation adjustments” was reclassified to “AOCI” and “Other comprehensive income”, which largely harmonized the measurement and recognition rules for derivative instruments and hedging with U.S. GAAP. Transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets and deferred charges”.
Prior to January 1, 2007, the Company followed the CICA Accounting Guideline No. 13 “Hedging Relationships” (“AcG 13”), which harmonized the documentation standards for financial instruments and hedging with U.S. GAAP, as required by Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FASB 133”). Under both Canadian and U.S. GAAP, gains or losses were included in the income statement when the hedged transaction occurs. However, under U.S. GAAP, the ineffective portion of a hedging derivative was immediately recognized in income and the effective portion of changes in the fair value of derivatives that was designated and qualified as cash flow hedges were recorded as a component of AOCI. Changes in the fair value of derivatives that were designated and qualified as fair value hedges were recorded in income along with adjustments to the hedged item. Under Canadian GAAP, derivative instruments that qualified as hedges were not recorded on the balance sheet. Under U.S. GAAP, all derivative instruments were recognized on the balance sheet at fair value. Canadian GAAP required that gains and losses on derivatives meeting hedge accounting requirements be deferred and recognized when the hedged transaction occurs.
PENSIONS AND POST-RETIREMENT BENEFITS
The CICA Section 3461 “Employee Future Benefits” permits amortization of net actuarial gains and losses only if the unamortized portion of these gains and losses exceeds 10 % of the greater of the benefit obligation and the market-related value of the plan assets the (“corridor”). This harmonized the Canadian GAAP treatment with FASB Statement No. 87 “Employers’ Accounting for Pensions” (“FASB 87”) and FASB Statement No. 106 “Employers’ Accounting for Post-retirement Benefits Other Than Pensions” (“FASB 106”).
Prior to January 1, 2000, all actuarial gains and losses were amortized under Canadian GAAP. Upon transition to the CICA Section 3461 effective January 1, 2000, all unamortized gains and losses, including prior service costs, were accumulated into a net transitional asset, which is being amortized to income over approximately 13 years. This created a difference with U.S. GAAP in 2007, 2006 and 2005, under which prior service costs continued to be amortized over the expected average remaining service period and all other net gains accumulated prior to January 1, 2000, fell within the corridor. In 2007, 2006 and 2005, the difference was reduced due to amortization of losses outside the corridor for Canadian GAAP (see Note 20).
FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 123R” (“FASB 158”) requires that the over or under funded status of defined benefit pension and other post-retirement plans be recognized on the balance sheet. FASB 158 became effective for years ending after December 15, 2006. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected benefit obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive loss, net of tax. Under Canadian GAAP, the over or under funded status of defined benefit plans are not recognized on the balance sheet, nor does Canadian GAAP currently require the recognition of other comprehensive loss related to defined benefit pension and other post-retirement plans.
Adoption of FASB 158 on a prospective basis at December 31, 2006 resulted in a reduction in “Other assets and deferred charges” of $881.9 million, an increase in “Deferred liabilities” of $345.3 million, a reduction in “AOCI” of $838.8 million and an increase in deferred income tax assets of $388.4 million. The adoption of FASB 158 was reflected as an adjustment to closing “AOCI” at December 31, 2006. In addition, the “Minimum pension liability” of $43.6 million and an intangible asset of $3.9 million at December 31, 2006, with an associated $25.7 million (after tax) balance in “AOCI”, was reclassified to “Unfunded status of defined benefit pension and post-retirement plans”. Prior periods have not been restated.

2007 ANNUAL REPORT
100

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
Under Canadian GAAP, there is no requirement to set up an unfunded pension liability based on an annual funded position test.
POST-EMPLOYMENT BENEFITS
Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses on post employment benefits that do not vest or accumulate are included immediately in income.
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
STOCK-BASED COMPENSATION
FASB issued a revision to Statement No. 123 “Share-based Payment” (“FASB 123R”) which was effective for CP from January 1, 2006. FASB 123R requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, SARs and DSUs. SARs and DSUs are subsequently re-measured at fair value at each reporting period. Under Canadian GAAP, liability awards, such as SARs and DSUs, are accounted for using the intrinsic method. FASB 123R also requires that CP account for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur. CP adopted FASB 123R on January 1, 2006 without restatement of prior periods using the modified prospective approach. In addition, on adoption of FASB 123R, CP has recognized compensation cost attributable to stock-based awards over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period (the “non-substantive vesting period approach”).
Previously CP recognized the compensation cost over the vesting period (the “nominal vesting period approach”). Canadian GAAP has similar provisions for the recognition of the compensation cost attributable to stock-based awards over the shorter of the period from grant date to vesting or eligibility for retirement. However, Canadian GAAP introduced these provisions with effect for the year ended December 31, 2006 and the Company adopted them with retroactive restatement of prior periods.
As a result of the adoption of FASB 123R, CP recorded a charge against income in 2006 of $3.0 million ($2.0 million net of tax) as a cumulative effect of the change in accounting principle and 2006 “Compensation and benefit” expense was decreased by $1.5 million ($0.9 million net of tax). There was no impact to cash flow amounts as a result of the adoption of FASB 123R.
Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the CPL corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CPRL stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to adopt the fair value option under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).
INTERNAL USE SOFTWARE
Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), certain costs, including preliminary project phase costs, are to be expensed as incurred. These costs are capitalized under Canadian GAAP.

2007 ANNUAL REPORT
101

CAPITALIZATION OF INTEREST
The Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. FASB Statement No. 34 “Capitalization of Interest Cost” (“FASB 34”) requires interest costs to be capitalized for all capital programs. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.
COMPREHENSIVE INCOME
Under U.S. GAAP, all derivative instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are either recognized in earnings or in other comprehensive loss depending on whether specific hedge criteria are met. On January 1, 2007, the Company adopted the equivalent Canadian standard for comprehensive income on a prospective basis, which is largely harmonized with FASB Statement No. 130 “Reporting Comprehensive Income” (“FASB 130”).
FASB 130 requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. In 2007 and the comparative periods presented, other comprehensive loss arose from foreign currency translation on the net investment in self-sustaining foreign subsidiaries, foreign currency translation related to long-term debt designated as a hedge of the net investment in self-sustaining foreign subsidiaries, unfunded pension liability (minimum pension liability in 2005) and changes in the fair value of derivative instruments. In 2006, the Company made an adjustment to reduce deferred income tax liability and reduce deferred income tax expense included in “Other comprehensive loss” by $54.6 million for amounts accumulated in “Other comprehensive loss” prior to 2003.
JOINT VENTURE
The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. The Company has a joint-venture interest in the DRTP. FASB Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) requires the equity method of accounting to be applied to interests in joint ventures. This has no effect on net income as it represents a classification difference within the income statement and balance sheet. Equity income from DRTP in 2007 was $10.5 million (2006 – $11.2 million, 2005 – $8.2 million).
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
UNCERTAINTY IN TAX POSITIONS
In July 2006, FASB issued FASB Interpretation No. 48 “Accounting for Uncertainty in Income Tax Positions” (“FIN 48”) introducing recognition and measurement criteria for income tax positions. An income tax position is a position taken in a filed tax return or a position that will be taken in a future tax return which has been reflected in the recognition and measurement of income or deferred tax assets or liabilities. Under the provisions of FIN 48 a tax position must be evaluated using a more likely than not recognition threshold based on the technical merits of the position and can only be recognized if it is more likely than not that this position will be sustainable on audit. If the position does not meet this threshold, no amount may be accrued. Additionally, the recognized tax position will be measured at the largest amount that is greater than 50 % likely to be realized on settlement. FIN 48 is effective for the Company commencing on January 1, 2007. The adoption of FIN 48 had no impact on the financial statements of the Company.

2007 ANNUAL REPORT
102

CAPITAL LEASES
Under FASB Statement No. 13 “Accounting for Leases” (“FASB 13”), which prescribes certain recognition criteria for a capital lease, certain leases, which the Company has recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases.
STATEMENT OF CASH FLOWS
There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP.
FUTURE ACCOUNTING CHANGES
Measurement date of defined benefit pension
FASB 158 also requires, effective in 2008, that pension and other post-retirement benefit plans be measured as of the balance sheet date. The Company’s Canadian plans are already measured as of the balance sheet date, however, the U.S. pension plans currently have a November 30 measurement date. FASB 158 provides two approaches to transition to a fiscal year-end measurement date, both of which are applied prospectively. Under the first approach, the plan assets are measured on November 30, 2007, and then re-measured on January 1, 2008. Under the alternative approach, the plan assets are measured on November 30, 2007 and the next re-measurement is not until December 31, 2008. CP plans has elected to adopt this change in measurement date using the latter approach. The impact of adopting a plan measurement date at the balance sheet date for the Company’s U.S. plans is not anticipated to be material in 2008.
Fair value measurement
In September 2006, FASB issued FASB No. 157 “Fair Value Measurement” (“FASB 157”). This Statement provides guidance for using fair values to measure assets and liabilities. Under the standard, the definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). FASB 157 clarifies that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets and the lowest priority being company specific unobservable data. FASB 157 is effective January 1, 2008. The potential impact of adoption on the Company’s financial statements is not anticipated to be material.
Fair value option for financial assets and financial liabilities
In February 2007, FASB issued FASB No. 159 “The Fair Value Option for Financial Assets and Financial Liabilities” (“FASB 159”). This standard permits an entity to irrevocably elect fair value on a contract by contract basis as the initial and subsequent measurement attribute for many financial instruments and certain other items. An entity electing the fair value option would be required to recognize changes in fair value in earnings. FASB 159 is effective January 1, 2008. At this time the Company has not elected to account for any instruments at fair value under the fair value option of FASB 159.
Business combinations
In December 2007, FASB issued FASB Statement No. 141 (revised 2007) “Business Combinations” (“FASB 141(revised)”) which replaces FASB Statement No. 141 “Business Combinations”. The new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. FASB 141 (revised) will be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The adoption of this accounting standard will not impact the current financial statements of the Company.
Non-controlling interests in consolidated financial statements
In December 2007, FASB issued FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“FASB 160”) which requires the Company to report non-controlling interests in subsidiaries as equity in the consolidated financial statements; and all transactions between an entity and non-controlling interests as equity transactions. FASB 160 is effective for the Company commencing on January 1, 2009 and its adoption is unlikely to impact the financial statements of the Company at that time.

2007 ANNUAL REPORT
103

COMPARATIVE INCOME STATEMENT
Consolidated net income and Other comprehensive loss is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions of Canadian dollars, except per share data)	2007	2006	2005

Net income – Canadian GAAP	$946.2	$796.3	$543.0
Increased (decreased) by:
Pension costs	5.8	5.1	7.7
Post-retirement benefits costs	9.4	9.1	9.2
Post-employment benefits costs	7.2	6.7	(4.0)
Termination and severance benefits	(8.8)	(8.2)	(9.4)
Internal use software – additions	(12.0)	(9.2)	(9.8)
Internal use software – depreciation	8.0	7.1	6.1
Stock-based compensation	(1.7)	(3.0)	(3.4)
Loss on ineffective portion of hedges	(0.4)	(0.9)	(6.6)
Capitalized interest – additions	14.0	4.1	4.4
Capitalized interest – depreciation	(4.5)	(3.9)	(3.9)
Start-up costs	(0.8)	(10.8)	–
Fair value of financial instruments	–	(2.3)	–
Future/deferred income tax expense related to net income	(40.7)	(19.0)	1.7

Income before cumulative catch-up adjustment	921.7	771.1	535.0

Cumulative catch-up adjustment on adoption of FASB 123R, net of tax	–	(2.0)	–

Net income – U.S. GAAP	$921.7	$769.1	$535.0
Other comprehensive loss – Canadian GAAP	(40.8)	(1.1)	(9.5)
Increased (decreased) by:
Unrealized foreign exchange gain on designated net investment hedge	0.4	0.6	4.8
Unfunded pension and post-retirement liability adjustment	(186.6)	–	–
Minimum pension liability adjustment	–	783.3	(254.3)
Change in fair value of derivative instruments	–	16.6	86.5
Gain on derivative instruments realized in net income	–	(42.5)	(55.9)
Future (deferred) income tax recovery (expense) related to other comprehensive loss	35.7	(210.7)	76.6

Other comprehensive (loss) income – U.S. GAAP	$(191.3)	$546.2	$(151.8)

Earnings per share – U.S. GAAP
Basic earnings per share before cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$5.98	$4.90	$3.38

Basic earnings per share after cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$5.98	$4.89	$3.38

Diluted earnings per share before cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$5.92	$4.86	$3.34

Diluted earnings per share after cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$5.92	$4.84	$3.34

2007 ANNUAL REPORT
104

A summary of comprehensive income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions of Canadian dollars)	2007	2006	2005

Comprehensive income
Canadian GAAP	$905.4	$795.2	$533.5
U.S. GAAP	$730.4	$1,315.3	$383.2

A summary of operating income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions of Canadian dollars)	2007	2006	2005

Operating income
Canadian GAAP	$1,164.2	$1,128.6	$991.2
U.S. GAAP	$1,166.5	$1,122.3	$981.5

The differences between U.S. and Canadian GAAP operating income are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.

2007 ANNUAL REPORT
105

CONSOLIDATED BALANCE SHEET
Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions of Canadian dollars)	2007	2006

Assets
Current assets
Cash
Investment in joint ventures	$(0.2)	$(0.4)
Accounts receivable and other current assets
Investment in joint ventures	1.4	1.9

Long-term assets
Investments
Investment in joint ventures	48.9	87.8
Capital commitments and mortgages	–	(2.3)
Start-up costs	(11.6)	(10.8)
Properties
Capitalized interest	160.0	150.4
Internal use software	(55.2)	(51.2)
Investment in joint ventures	(36.1)	(71.5)
Capital leases	(10.4)	–
Other assets and deferred charges
Pension	(1,103.1)	(1,079.7)
Long-term receivable (FIN 39)	190.3	179.5
Derivative instruments	–	31.7
Transaction costs on long-term debt	36.0	–
Investment in joint ventures	(14.8)	(22.2)

Total assets	$(794.8)	$(786.8)

2007 ANNUAL REPORT
106

CONSOLIDATED BALANCE SHEET (CONTINUED)

(in millions of Canadian dollars)	2007	2006

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Investment in joint ventures	$(0.4)	$(1.3)
Income and other taxes payable
Investment in joint ventures	(0.1)	(0.2)
Long-term debt maturing within one year
Capital leases	(0.7)	–

Long-term liabilities
Deferred liabilities
Termination and severance benefits	(10.2)	(19.0)
Post-employment benefit liability	5.2	16.4
Under funded status of defined benefit pension and other post-retirement plans	573.0	421.0
Derivative instruments	–	4.8
Investment in joint ventures	(0.5)	(2.7)
Stock-based compensation	0.2	(0.6)
Long-term debt
Marked-to-market hedged portion of debt	–	(2.8)
Bank loan (FIN 39)	190.3	179.5
Capital leases	(9.7)	–
Transaction costs on long-term debt	36.0	–
Future/deferred income tax liability	(441.2)	(437.2)

Total liabilities	341.9	157.9

Shareholders’ equity
Share capital
Stock-based compensation	20.9	16.9
Contributed surplus
Stock-based compensation	5.2	8.3
Retained income	(156.8)	(128.4)
Accumulated other comprehensive income
Foreign currency translation adjustments	–	(2.1)
Funding status of defined benefit pension and other post-retirement plans	(1,010.2)	(858.8)
Derivative instruments (FASB 133)	4.2	19.4

Total liabilities and shareholders’ equity	$(794.8)	$(786.8)

2007 ANNUAL REPORT
107

FIVE-YEAR SUMMARY

(in millions)	2007	2006	2005(1)	2004(1)	2003(1)	(2)

Income Statement
Revenues
Freight
Grain	$938.9	$904.6	$754.5	$668.2	$644.4
Coal	573.6	592.0	728.8	530.3	444.0
Sulphur and fertilizers	502.0	439.3	447.1	460.0	417.4
Forest products	275.8	316.4	333.9	322.0	328.8
Industrial and consumer products (3)	627.9	603.8	542.9	481.4	459.9
Intermodal (3)	1,318.0	1,256.8	1,161.1	1,034.7	926.4
Automotive	319.0	314.4	298.0	288.5	304.2

	4,555.2	4,427.3	4,266.3	3,785.1	3,525.1
Other (3) (4) (6)	152.4	155.9	125.3	117.8	135.6

Total revenues (4) (6)	4,707.6	4,583.2	4,391.6	3,902.9	3,660.7
Operating expenses
Compensation and benefits	1,284.2	1,327.6	1,322.1	1,261.5	1,166.4
Fuel	746.8	650.5	588.0	440.0	393.6
Materials	215.5	212.9	203.3	178.5	179.2
Equipment rents	207.5	181.2	210.0	218.5	238.5
Depreciation	472.0	464.1	445.1	407.1	372.3
Purchased services and other	617.4	618.3	621.6	610.7	583.6

Total operating expenses, before other specified items (4) (6)	3,543.4	3,454.6	3,390.1	3,116.3	2,933.6

Operating income, before other specified items (4) (6)	1,164.2	1,128.6	1,001.5	786.6	727.1
Other income and charges, before foreign exchange gains and losses on long-term debt and other specified items (4) (5) (6)	17.3	27.8	18.1	36.1	33.5
Interest expense	204.3	194.5	204.2	218.6	218.7
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items (4) (5) (6)	269.8	278.8	250.8	172.4	147.0

Income, before foreign exchange gains and losses on long-term debt and other specified items (4) (5) (6)	672.8	627.5	528.4	359.5	327.9

Foreign exchange gain (loss) on long-term debt (net of income tax) (5)	125.5	(7.2)	22.3	94.4	224.4
Other specified items (net of income tax) (4)	147.9	176.0	(7.7)	(42.8)	(153.2)

Net income	$946.2	$796.3	$543.0	$411.1	$399.1

2007 ANNUAL REPORT
108

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
(4) Before other specified items as follows: For 2007, a $162.9 million income tax benefit was recorded due to Federal income tax rate reductions which was offset by a $21.5 million change in estimated fair value of Canadian third party asset-backed commercial paper ($15.0 million after tax); for 2006, a $176.0-million income tax benefit was recorded due to Federal and Provincial income tax rate reductions; for 2005, a $33.9-million ($20.6 million after tax) reduction to environmental remediation and a $44.2-million ($28.3 million after tax) special charge for labour restructuring; for 2004, a $19.0-million ($12.4 million after tax) reduction of a labour restructuring liability and a $90.9-million ($55.2 million after tax) special charge for environmental remediation; for 2003, a $215.1-million ($141.4 million after tax) special charge for labour restructuring and asset impairment, a $28.9-million ($18.4 million after tax) for a loss on transfer of assets to an outsourcing firm, a $59.3-million favourable adjustment related to the revaluation of future income taxes, and an unfavourable impact of $52.7 million for an increase in future income taxes resulting from the repeal of previously legislated income tax reductions.
(5) Before foreign exchange gain (loss) on long-term debt as follows: For 2007, a $169.8 million ($125.5 million after tax) foreign exchange gain on long-term debt; for 2006, a $0.1-million ($7.2 million after tax) foreign exchange loss on long-term debt; for 2005, a $44.7-million ($22.3 million after tax) foreign exchange gain on long-term debt; for 2004, a $94.4-million ($94.4 million after tax) foreign exchange gain on long-term debt; for 2003, a $209.5-million ($224.4 million after tax) foreign exchange gain on long-term debt.
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

2007 ANNUAL REPORT
109

SHAREHOLDER INFORMATION
COMMON SHARE MARKET PRICES

	2007		2006
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low

First Quarter	66.33	60.06	60.85		45.55
Second Quarter	78.48	63.75	65.17		52.55
Third Quarter	91.00	67.37	57.97		51.05
Fourth Quarter	73.00	59.48	65.29		54.95

Year	91.00	59.48	65.29		45.55

New York Stock Exchange (U.S. dollars)	High	Low	High	Low

First Quarter	56.61	51.23	53.00		39.10
Second Quarter	73.95	55.36	57.73		47.10
Third Quarter	87.23	62.66	52.17		44.85
Fourth Quarter	74.38	60.31	57.32		48.75

Year	87.23	51.23	57.73		39.10

Number of registered shareholders at year end					18,152
Market prices at year end
Toronto Stock Exchange				CDN$	64.22
New York Stock Exchange				US$	64.64

SHAREHOLDER ADMINISTRATION
Common Shares
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for the Common Shares in the United States.
For information concerning dividends, lost share certificates, estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-877-427-7245 toll free North America or International (514) 982-7555, visit their website at www.computershare.com; or write to:
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

2007 ANNUAL REPORT
110

4 % CONSOLIDATED DEBENTURE STOCK
Inquiries with respect to Canadian Pacific Railway Company’s 4 % Consolidated Debenture Stock should be directed as follows:
For stock denominated in U.S. currency – The Bank of New York Mellon at (212) 815-2719 or by e-mail at lesley.daley@bnymellon.com
and;
For stock denominated in pounds Sterling – BNY Trust Company of Canada at (416) 933-8504
or by e-mail at marcia.redway@bnymellon.com.
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
A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2008 Annual and Special Meeting of Shareholders.
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

2007 ANNUAL REPORT
111

DIRECTORS & COMMITTEES

Stephen E. Bachand (2) (4) * (5)
Retired President and Chief Executive Officer
Canadian Tire Corporation, Limited
Ponte Vedra Beach, Florida
John E. Cleghorn, O.C., F.C.A. (2) *
Chairman
Canadian Pacific Railway Limited
Toronto, Ontario
Tim W. Faithfull (3) (4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, Oxfordshire, England
Frederic J. Green (3)
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta
Krystyna T. Hoeg, C.A. (1) (3)
Former President and Chief Executive Officer
Corby Distilleries Limited
Toronto, Ontario
The Honourable John P. Manley (1) (5)
Senior Counsel
McCarthy Tétrault LLP
Ottawa, Ontario
Linda J. Morgan (3) (4)
Partner
Covington & Burling LLP
Bethesda, Maryland
Madeleine Paquin (1) (4)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec
Michael E.J. Phelps, O.C. (2) (4) (5) *
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia
Roger Phillips, O.C., S.O.M., F.Inst.P. (1) * (2) (5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan
Hartley T. Richardson (1) (5)
President and Chief Executive Officer
James Richardson & Sons, Limited
Winnipeg, Manitoba
Michael W. Wright (1) (2) (3) *
Retired Chairman of the Board
and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida
(1) Audit, Finance and Risk
Management Committee
(2) Corporate Governance
and Nominating Committee
(3) Health, Safety, Security
and Environment Committee
(4) Management Resources
and Compensation Committee
(5) Pension Committee
* denotes chairman of the committee

2007 ANNUAL REPORT
112

SENIOR OFFICERS OF THE COMPANY

John E. Cleghorn, O.C., F.C.A.
Chairman of the Board
Toronto, Ontario
Frederic J. Green (1)
President and Chief Executive Officer
Calgary, Alberta
Michael R. Lambert (1)
Executive Vice-President
and Chief Financial Officer
Calgary, Alberta
Kathryn B. McQuade (1)
Executive Vice-President
and Chief Operating Officer
Mesquite, Nevada
Marcella M. Szel (1)
Senior Vice-President, Marketing and Sales
Calgary, Alberta
Brock M. Winter (1)
Senior Vice-President, Operations
Calgary, Alberta
Allen H. Borak
Vice-President, Business Information
and Technology Services
Calgary, Alberta
Donald B. Campbell (1)
Vice-President, Corporate Planning
Calgary, Alberta
Brian W. Grassby
Vice-President and Comptroller
Calgary, Alberta
Paul A. Guthrie, Q.C. (1)
Vice-President, Law
Municipal District of Rocky View, Alberta
Jonathan Legg
Vice-President, Strategic Initiatives
Calgary, Alberta
Jane A. O’Hagan (1)
Vice-President, Strategy and External Affairs
Calgary, Alberta
Tracy A. Robinson
Vice-President and Treasurer
Calgary, Alberta
R. Andrew Shields (1)
Vice-President, Human Resources and
Industrial Relations
Calgary, Alberta
Donald F. Barnhardt
Corporate Secretary
Calgary, Alberta
Karen Fleming
Associate Corporate Secretary
Calgary, Alberta
(1) Executive Committee of
Canadian Pacific Railway Company

designed and produced by smith + associates www.smithandassoc.com Please recycle.

2008 ANNUAL
AND SPECIAL MEETING
The Annual and Special Meeting of Shareholders will be held on Friday, May 9, 2008, at The Fairmont Winnipeg located at 2 Lombard Place, Winnipeg, Manitoba, at 9:00 a.m., Central Time.
SHAREHOLDER SERVICES
Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to: Shareholder Services, Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4
INVESTOR RELATIONS
Financial information is available under the Investor Section on CP’s Web site at www.cpr.ca.
COMMUNICATIONS
AND PUBLIC AFFAIRS
Contact Communications and Public Affairs, Canadian Pacific, Suite 500, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4
Si vous désirez vous procurer la version française du présent rapport, veuillez vous adresser au : Services aux actionnaires, Bureau du secrétaire général, Canadien Pacifique, Suite 920, Gulf Canada Square, 401 - 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4