Form 40-F
period 2008-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2009-03-06
CIK 16875, 1166893

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

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
At December 31, 2008, 153,847,193 Common Shares of Canadian Pacific Railway Limited were issued and outstanding. At December 31, 2008, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company were issued and outstanding.
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

PRIOR FILINGS MODIFIED AND SUPERSEDED
          The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2008, at the time of filing with the Securities and Exchange Commission, modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited); and Form S-8 No. 333-140955 (Canadian Pacific Railway Limited).
          In addition, this Annual Report on Form 40-F is incorporated by reference into or as an exhibit to, as applicable, the Registration Statement on Form F-9 No. 333-142347 (Canadian Pacific Railway Company).
CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND
MANAGEMENT’S DISCUSSION AND ANALYSIS
A. Audited Annual Financial Statements
          For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 52 through 109 of the Registrant’s 2008 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 28 — Reconciliation of Canadian and United States generally accepted accounting principles on pages 100 through 109 of such 2008 Annual Report.
B. Management’s Discussion and Analysis
          For management’s discussion and analysis, see pages 3 through 50 of the Registrant’s 2008 Annual Report incorporated by reference and included herein.
          For the purposes of this Annual Report on Form 40-F, only pages 3 through 109 of the Registrant’s 2008 Annual Report referred to above shall be deemed filed, and the balance of such 2008 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.
DISCLOSURE CONTROLS AND PROCEDURES
          As of December 31, 2008, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design and operation of these disclosure controls and procedures were effective as of December 31, 2008, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.
MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     For management’s report on internal control over financial reporting, see page 52 of the Registrant’s 2008 Annual Report, incorporated by reference and included herein.

          The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, the Registrants' independent auditor, as stated in their report on page 53 of the Registrant’s 2008 Annual Report.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
          During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrants’ internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Registrants’ internal control over financial reporting.
CODE OF BUSINESS ETHICS
          The Registrants’ Code of Business Ethics was revised in late 2003 to ensure that it was in compliance with the corporate governance standards of the New York Stock Exchange (“NYSE Standards”) and specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behavior. In October 2007, the boards of the Registrants approved an addition to the Code concerning the retention of records. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All Directors have signed acknowledgements that they have read, understood and agree to comply with the Code. Commencing in 2006 the Registrant introduced mandatory annual on-line ethics training for officers and non-union employees. As part of the on-line ethics training officers and non-union employees are annually required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.
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
CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES
          The Registrants last amended their Corporate Governance Principles and Guidelines in December 2008. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.

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
EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS
     The independent directors met in executive sessions without management present at the beginning and end of each meeting of the board of directors as well as at the beginning and end of each committee meeting.
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
Richard C. Kelly
John P. Manley
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
FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS
          The boards of the Registrants have determined that all members of the Audit Committees, have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The boards have determined that all members of the Audit Committees are financially literate within the definition contained in, and as required by, Multilateral Instrument 52-110 and the NYSE Standards.
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
          Krystyna T. Hoeg serves on two public company audit committees, in addition to the Audit Committees of the two Registrants. The boards of the Registrants have determined that the service of Ms. Hoeg on the audit committees of two public companies in addition to the two Registrants does not impair her ability to effectively serve on the Audit Committees of the Registrants, for the following reasons:
•	Two of the public company audit committees on which Ms. Hoeg serves are the Audit Committees of the Registrants. As Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited, and the latter company carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in Canadian Pacific Railway Company, the workload of the Audit Committees is essentially equivalent to the workload of one public company audit committee; and

•	Ms. Hoeg, is the former chief executive officer of a large public company and the former chief financial officer of a large public company and has been designated as an audit committee financial expert for the Registrants. As a result, she no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to her role on the Audit Committees of the Registrants considerable business experience and a highly-focused and effective approach to audit-related matters.
PRINICIPAL ACCOUNTANT FEES AND SERVICES
          Fees payable to the Registrants’ independent auditor, PricewaterhouseCoopers, LLP for the years ended December 31, 2008, and December 31, 2007, totaled $3,195,200 and $3,433,980, respectively, as detailed in the following table:

	Year ended December 31, 2008	Year ended December 31, 2007

Audit Fees	$2,044,700	$2,391,600
Audit-Related Fees	$808,600	$619,780
Tax Fees	$341,900	$422,600
All Other Fees	$0	$0
TOTAL	$3,195,200	$3,433,980

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
All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2008 and 2007, there were no services in this category.
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

OFF-BALANCE SHEET ARRANGEMENTS
          A description of the Registrants’ off-balance sheet arrangements is set forth on page 34 of the Registrants’ 2008 Annual Report incorporated by reference and included herein.
TABLE OF CONTRACTUAL COMMITMENTS
          The table setting forth the Registrants’ contractual commitments is set forth on page 35 of the Registrants’ 2008 Annual Report incorporated by reference and included herein.
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
B. Consent to Service of Process
          A Form F-X signed by Canadian Pacific Railway Limited and its agent for service of process was filed with the Commission together with Canadian Pacific Railway Limited’s Annual Report on Form 40-F for the fiscal year ended December 31, 2000. A Form F-X/A signed by Canadian Pacific Railway Company and its agent for service of process was filed with the Commission on March 19, 2008 together with Canadian Pacific Railway Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2007.
SIGNATURES
          Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
/s/ Karen L. Fleming
Name:	Karen L. Fleming
Title:	Corporate Secretary

Date:	March 5, 2009

DOCUMENTS FILED AS PART OF THIS REPORT
1.	Annual Information Form of the Registrant for the year ended December 31, 2008.

2.	Annual Report of the Registrant for the year ended December 31, 2008, including Management’s Discussion and Analysis, Management’s Report on Internal Control over Financial Reporting and the Audited Consolidated Financial Statements of the Registrant as of December 31, 2008 and for each of the three years then ended[1].
EXHIBITS
A.	Consent of PricewaterhouseCoopers, Independent Auditors.

B.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

C.	Certifications by the Chief Executive Officer and Chief Financial Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

[1]	For the purposes of this Annual Report on Form 40-F, only pages 3 through 109 of the Registrant’s 2008 Annual Report referred to above shall be deemed filed, and the balance of such 2008 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

2008 Annual Information Form

Table Of Contents

SECTION 1: CORPORATE STRUCTURE
1.1 NAME, ADDRESS AND INCORPORATION INFORMATION	2

SECTION 2: INTERCORPORATE RELATIONSHIPS
2.1 PRINCIPAL SUBSIDIARIES	3

SECTION 3: GENERAL DEVELOPMENT OF THE BUSINESS
3.1 RECENT DEVELOPMENTS	4

SECTION 4: DESCRIPTION OF THE BUSINESS
4.1 OUR BACKGROUND AND NETWORK	5
4.2 STRATEGY	5
4.3 PARTNERSHIPS, ALLIANCES AND NETWORK EFFICIENCY	5
4.4 NETWORK AND RIGHT-OF-WAY	6
4.5 QUARTERLY TRENDS	9
4.6 BUSINESS CATEGORIES	9
4.7 REVENUES	10
4.8 RAILWAY PERFORMANCE	12
4.9 FRANCHISE INVESTMENT	14
4.10 INTEGRATED OPERATING PLAN	14
4.11 INFORMATION TECHNOLOGY	15
4.12 LABOUR PRODUCTIVITY AND EFFICIENCY	16
4.13 BUSINESS RISKS & ENTERPRISE RISK MANAGEMENT	16
4.14 INDEMNIFICATIONS	16
4.15 SAFETY	17
4.16 ENVIRONMENTAL PROTECTION	17
4.17 INSURANCE	18

SECTION 5: DIVIDENDS
5.1 DECLARED DIVIDENDS AND DIVIDEND POLICY	19

SECTION 6: CAPITAL STRUCTURE
6.1 DESCRIPTION OF CAPITAL STRUCTURE	20
6.2 SECURITY RATINGS	21

SECTION 7: MARKET FOR SECURITIES
7.1 STOCK EXCHANGE LISTINGS	23
7.2 TRADING PRICE AND VOLUME	23

SECTION 8: DIRECTORS AND OFFICERS
8.1 DIRECTORS	24
8.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	25
8.3 SENIOR OFFICERS	26
8.4 SHAREHOLDINGS OF DIRECTORS AND OFFICERS	27
8.5 ANNOUNCEMENTS	27

SECTION 9: LEGAL PROCEEDINGS	28

SECTION 10: TRANSFER AGENTS
10.1 TRANSFER AGENT	29

SECTION 11: INTERESTS OF EXPERTS	30

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE
12.1 COMPOSITION OF THE AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE AND RELEVANT EDUCATION AND EXPERIENCE	31
12.2 PRE-APPROVAL OF POLICIES AND PROCEDURES	31
12.3 AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE CHARTER	32
12.4 AUDIT AND NON-AUDIT FEES AND SERVICES	37

SECTION 13: ADDITIONAL INFORMATION
13.1 ADDITIONAL COMPANY INFORMATION	39
All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.
February 23, 2009

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

SECTION 2: INTERCORPORATE RELATIONSHIPS

2.1 Principal Subsidiaries
The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

			Percentage of
			Non-Voting
			Securities
		Percentage of Voting	Beneficially Owned,
		Securities Held	or over which
	Incorporated under	Directly or	Control or Direction
Principal Subsidiary(1)	the Laws of	Indirectly	is Exercised

Canadian Pacific Railway Company	Canada	100%	Not applicable
Soo Line Corporation (2)	Minnesota	100%	Not applicable
Soo Line Railroad Company (3)	Minnesota	100%	Not applicable
Dakota, Minnesota & Eastern Railroad Corporation (4)	Delaware	100%	Not applicable
Delaware and Hudson Railway Company, Inc. (2)	Delaware	100%	Not applicable
Mount Stephen Properties Inc.(5)	Canada	100%	Not applicable

(1)
This table does not include all of our subsidiaries. The assets and revenues of unnamed subsidiaries did not exceed 10% of the total consolidated assets or total consolidated revenues of CP individually, or 20% of the total consolidated assets or total consolidated revenues of CP in aggregate.

(2)	Indirect wholly owned subsidiary of Canadian Pacific Railway Company.

(3)	Wholly owned subsidiary of Soo Line Corporation.

(4)	Indirect wholly owned subsidiary of the Soo Line Corporation.

(5)	Wholly owned subsidiary of Canadian Pacific Railway Company.
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) was acquired in October 2007 and is indirectly wholly owned by Soo Line Corporation. The US Surface Transportation Board (“STB”) approved the application to acquire control on September 30, 2008. The official effective date of the final decision was October 30, 2008.

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
The Company assumed control of DM&E on October 30, 2008 following approval of its acquisition of DM&E by the STB. The addition of DM&E extended CP’s reach and increased its rail network, added new customers and expanded the service available to customers of both DM&E and CP. DM&E connects with CP at Minneapolis, Winona (Minnesota) and Chicago, and connects and interchanges traffic with all Class I railways. DM&E has approximately 1,000 employees, 2,500 miles of track, including 500 miles of trackage rights, and rolling stock that includes approximately 8,200 rail cars and 165 locomotives. DM&E serves eight states: Illinois, Minnesota, Iowa, Wisconsin, Missouri, South Dakota, Wyoming and Nebraska. DM&E’s freight revenues are derived principally from transporting grain, industrial products, and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the United States. No decision will be made by the Company on whether to construct a line of railway into the PRB until certain milestones have been met.
During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oilsands development. During 2008, the Company filed its application with the Canadian Transportation Agency to initiate the regulatory permitting process for construction of the rail corridor.
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
In mid 2008, CP commenced a review of opportunities to accelerate the realization of benefits achievable from operating plan efficiency improvements. Known as “Execution Excellence for Efficiency” (or “E3”), this initiative is intended to identify opportunities to reduce costs and improve product reliability. Train productivity, asset utilization, yard and terminal operations, maintenance and product reliability have been the focus of this review.
In late 2008, the product design and yield teams were grouped together in the “Strategy & Yield” department, with the objective of further enhancing margins. This combined group will provide network capability in an effort to optimize demand, product offering, equipment and track utilization. The development of this coordinated approach to yield and operations planning is a key element of the larger Strategy & Yield mandate to coordinate CP’s strategy, yield, product design, interline, business development and network capacity functions.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.1 Our Background and Network
CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From our inception 128 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$319.3 million in revenues annually) providing rail and intermodal freight transportation services over a 15,500-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the US Midwest and Northeast regions.
We own approximately 10,800 miles of track. An additional 4,700 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,300 miles are located in western Canada, 2,200 miles in eastern Canada, 5,800 miles in the US Midwest and 1,200 miles in the US Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class I railways in North America, which allow us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port of Vancouver, B.C., respectively.
Our network accesses the US market directly through three wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the US Midwest; the Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major US Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C., and DM&E, which operates in the US Midwest.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

Over the past few years Class I railway initiatives have included:
•
a CP-CN directional running agreement over about 100 miles of parallel CP and CN track in Ontario between Waterfall (near Sudbury) and Parry Sound. The trains of both railways operate eastbound over CN’s line and westbound over our line;

•	a CP-CN haulage agreement under which we transport CN freight over about 300 miles of CP track in Ontario between Thunder Bay and Franz;
•	CP-CN initiatives in the Port of Vancouver Terminal and B.C. Lower Mainland;
•	CP-CN directional running operations in the B.C. Fraser Canyon;
•	a CP-NS trackage rights agreement to handle NS traffic over our D&H lines in the US Northeast; and
•	a CP-NS track connection at Detroit, Michigan that provides service between eastern Canada and the US Midwest.
We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.
4.4 Network and Right-of-Way
Our 15,500-mile network extends from the Port of Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the US industrial centres of Chicago, Illinois; Newark, New Jersey; Philadelphia, Pennsylvania; New York City and Buffalo, New York; and Kansas City, Missouri.
Our network is composed of four primary corridors (Western, Southern, Central, and Eastern) and the DM&E. These corridors with the DM&E are comprised of main lines, totalling approximately 4,700 miles, supported by secondary and branch rail lines (“feeder lines”) that carry traffic to and from the main lines.
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
Feeder Lines — We support our Western Corridor with three significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port of Vancouver; the “Calgary-Edmonton-Scotford Route”, which provides rail access to central Alberta’s petrochemical industries and natural resources markets; and the “Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Union Pacific Railroad Company (“UP”) at Kingsgate, B.C.

SECTION 4: DESCRIPTION OF THE BUSINESS

Connections — Our Western Corridor connects with UP at Kingsgate and with BNSF at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at Red Deer and Camrose, Calgary; Edmonton; Alberta; Kamloops, B.C.; and several locations in the Greater Vancouver Area.
Yards and Repair Facilities — We support rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. We also have major intermodal terminals at Vancouver, Calgary and Edmonton, and locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary and Moose Jaw.
4.4.2 The Southern Corridor: Moose Jaw-Chicago
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
Feeder Lines — We support the Southern Corridor with a major feeder line connecting Glenwood, Minnesota and Winnipeg, Manitoba. This line is both a gathering network for US grain and a route for Canadian fertilizers and merchandise traffic destined to the US.
We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. This line provides an outlet for grain from the US Midwest to the grain terminals at these ports.
Prior to the second half of 2006, we provided service on a route from Chicago to Louisville, Kentucky, through a combination of operating rights and owned lines. General merchandise traffic and a significant amount of coal traffic from mines in southern Indiana move over this route, which was sold to Indiana Rail Road Company in the second quarter of 2006 (discussed further in Section 3.1).
Connections — Our Southern Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota and with UP at St. Paul. We connect with CN at Minneapolis, Milwaukee and Chicago. Our Southern Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the US.
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
Connections — The Central Corridor connects with BNSF at Emerson, Manitoba, and with a number of shortline railways. Connections are also made with the CN at a number of locations, including Regina, Saskatoon, Winnipeg, Thunder Bay and Sudbury.

SECTION 4: DESCRIPTION OF THE BUSINESS

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
Feeder Lines — The Eastern Corridor connects with important feeder lines. Our route between Montreal and Sunbury, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to New York City and Albany, New York; Philadelphia, Pennsylvania; Newark, New Jersey and Washington, D.C.. The line between Guelph Junction, Ontario and Binghamton, including haulage rights over NS lines, links industrial southern Ontario with key US connecting rail carriers at Buffalo and with the Montreal-to-Sunbury line at Binghamton.
Connections — The Eastern Corridor connects with all major railways at Chicago. We also have major connections with NS at Detroit, Buffalo and at Harrisburg and Allentown in Pennsylvania, and with CSX at Detroit, Buffalo, Albany, Philadelphia and Washington D.C.. In addition, our eastern corridor connects with CN at Montreal and at Toronto, Windsor and London in Ontario.
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
4.4.5 The Dakota, Minnesota & Eastern Railroad Corporation
Overview — The DM&E is a Class II railroad with approximately 2,500 miles of track, including approximately 500 miles of trackage rights, in the US midwest and primary customers in agri-products and merchandise. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the PRB located in Wyoming, the largest thermal coal producing region in the United States.
Products — Primary traffic categories transported on the DM&E include industrial and consumer products, grain, coal, fertilizers and forest products.
Feeder Lines — The acquisition of the DM&E provides a strategic end-to-end network fit that will extend CP’s network reach and increase operational efficiency. The DM&E connects with the Southern Corridor at Minneapolis, Winona, Minnesota and Chicago. The railway operates in eight states and has direct access to Chicago, Minneapolis, Kansas City (Missouri), and to critical water ports.
Connections — The DM&E has the ability to interchange with all of the seven Class I railroads operating in the United States. The east portion of the line provides additional access to Chicago where as the south portion of the rail extends to Kansas City. The DM&E is also located favourably to the PRB.

SECTION 4: DESCRIPTION OF THE BUSINESS

Yards and Repair Facilities — We support our rail operations of the DM&E with major rail yards and locomotive repair shops in Mason City, Iowa; Nahant, Iowa; and Huron, South Dakota.
4.4.6 Right-of-Way
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
4.6 Business Categories
The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2008 compared with 2007:

Business Category(1)	2008	2007

Bulk	43%	44%
Merchandise	28%	27%
Intermodal	29%	29%

(1) Figures include DM&E from October 30, 2008 to December 31, 2008.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.7 Revenues
The following table summarizes our annual freight revenues since 2006:

Freight Revenues		Fiscal 2008		Fiscal 2007
(in $ millions, except for percentages)		Growth		Growth
	Fiscal	Rate as	Fiscal	Rate as	Fiscal
	2008(1)	Compared	2007	Compared	2006
		to Fiscal		to Fiscal
Business Category		2007		2006

Bulk
Grain	970	3.3%	939	3.8%	905
Coal	607	5.9%	573	(3.1)%	592
Sulphur and fertilizers	509	1.3%	502	14.3%	439

Total bulk	2,086	3.6%	2,014	4.0%	1,936

Merchandise
Forest products	239	(13.2)%	276	(12.8)%	316
Industrial and consumer products	766	22.0%	628	4.0%	604
Automotive	324	1.4%	319	1.5%	314

Total merchandise	1,329	8.7%	1,223	(0.9)%	1,234

Intermodal	1,400	6.2%	1,318	4.9%	1,257

Total freight revenues	4,815	5.7%	4,555	2.9%	4,427

(1) Revenues include DM&E from October 30, 2008 to December 31, 2008.
4.7.1 Bulk
Our bulk business represented approximately 43% of total freight revenues in 2008.
4.7.1.1 Grain
Our grain business accounted for approximately 20% of total freight revenues in 2008.
Grain transported by CP consists of both whole grains, including wheat, corn, soybeans and canola, and processed products, such as canola meal, vegetable oil and flour.
Our grain business is centred in two key agricultural areas: the Canadian prairies (Alberta, Saskatchewan and Manitoba) and the states of North Dakota, Minnesota, Iowa and South Dakota. Western Canadian grain is shipped primarily west to the Port of Vancouver and east to the Port of Thunder Bay for export. Grain is also shipped to the US Midwest and to eastern Canada for domestic consumption. US-originated export grain traffic is shipped to ports at Duluth and Superior. In partnership with other railways, we also move grain to export terminals in the US Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the US Northeast or is interchanged with other carriers to the US Southeast, Pacific Northwest and California markets.
Railway rates for the movement of export grain from western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to Section 21.5.1 of our 2008 Management’s Discussion and Analysis (“MD&A”), which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca.
4.7.1.2 Coal
Our coal business represented approximately 13% of total freight revenues in 2008.
We handle mostly metallurgical coal destined for export through the Port of Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.

SECTION 4: DESCRIPTION OF THE BUSINESS

Our Canadian coal traffic originates mainly from mines in southeastern B.C.. They are considered to be among the most productive, highest-quality metallurgical coal mines in the world. We move coal west from these mines to port terminals for export to world markets, the US for midwest markets, and east for consumption in steel-making mills along the Great Lakes.
In the US, we move primarily thermal coal from the PRB, which is interchanged to us from other carriers, for use in power-generating plants. Our US coal business also includes petroleum coke shipments to power-generating facilities.
4.7.1.3 Sulphur and Fertilizers
Sulphur and fertilizers business represented approximately 10% of total freight revenues in 2008.
Sulphur
Most sulphur produced in Alberta is a by-product of processing sour natural gas, refining crude oil and upgrading bitumen produced in the Alberta oil sands. Sulphur is a raw material used primarily in the manufacturing of sulphuric acid, which is used most extensively in the production of phosphate fertilizers, and demand for elemental sulphur rises with demand for fertilizers. Sulphuric acid is also a key ingredient in industrial processes ranging from smelting and nickel leaching to paper production.
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
4.7.2 Merchandise
Our merchandise business represented approximately 28% of total freight revenues in 2008.
Merchandise products move in trains of mixed freight and in a variety of car types and service involves delivering products to many different customers and destinations. In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services.
4.7.2.1 Forest Products
Our forest products business represented approximately 5% of total freight revenues in 2008.
Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and Oriented Strand Board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.
4.7.2.2 Industrial and Consumer Products
Our industrial and consumer products business represented approximately 16% of total freight revenues in 2008.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

convenient shipment of a diverse group of industrial products for a wide range of customers. We transport products to destinations throughout North America, including to and from ports. We also participate in the movement of products from the US to Canadian destinations, including chemicals originating in and around the Gulf Coast and destined to points in eastern Canada.
4.7.2.3 Automotive
Our automotive business represented approximately 7% of total freight revenues in 2008.
Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. We transport finished vehicles from US and Canadian assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. We also move imported vehicles to retail markets in Canada and the US Midwest. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada, in Minnesota, and in the US.
4.7.3 Intermodal
Our intermodal business accounted for approximately 29% of total freight revenues in 2008.
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
We are a major carrier of containers moving via the ports of Montreal and Vancouver. Import traffic from the Port of Vancouver is mainly long-haul business destined for eastern Canada and the US Midwest and Northeast, and our trans-Pacific service offers the shortest route between the Port of Vancouver and Chicago. We work closely with the Port of Montreal, a major year-round East Coast gateway to Europe, to serve markets primarily in Canada and the US Midwest. Our US Northeast service connects eastern Canada with the ports of Philadelphia and New York, offering a competitive alternative to trucks.
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
4.7.5 Significant Customers
At December 31, 2008, one customer comprised 11.3% of total revenues and 1.5% of total accounts receivable. At December 31, 2007 and 2006, the same customer comprised 11.5% and 11.5% of total revenues and 6.2% and 5.6% of total accounts receivable, respectively.
4.8 Railway Performance
We focus on safety, franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies based on industry-recognized performance indicators:

4.8.1 Performance Indicators

	Year Ended December 31
Performance Indicators(1)(2)	2008	2007	2006	2005	2004

Consolidated Data Including DM&E(3)

Efficiency and other indicators
Gross ton-miles (GTM) (millions)(4)	239,619	246,322	236,405	242,100	236,451
US gallons of locomotive fuel per 1,000 GTMs — freight and yard(5)	1.22	1.21	1.20	1.18	1.20
Terminal dwell (hours)(6)	22.3	22.2	20.8	25.8	24.9
Number of active employees — end of period(7)	15,783	15,382	15,327	16,295	15,637
Freight revenue per RTM (cents)(8)	3.87	3.52	3.60	3.40	3.06

CP Data excluding DM&E

Efficiency and other indicators
Car miles per car day(9)	143.6	142.3	137.3	124.0	119.0
Average train speed (miles per hour)(10)	24.0	23.2	24.8	22.0	22.7
Safety indicators

FRA personal injuries per 200,000 employee-hours(11)	1.47	2.09	2.00	2.38	2.75
FRA train accidents per million train-miles(12)	1.87	2.05	1.56	2.26	2.12

DM&E Data only

FRA personal injuries per 200,000 employee-hours(3)	3.53	—	—	—	—
FRA train accidents per million train-miles(12)	7.81	—	—	—	—

(1)
Revenue ton-miles (“RTM”) (millions), GTMs per average active employee (thousands), and GTMs per mile of road operated, excluding track on which CP has haulage rights (thousands) are no longer reported.

(2)	Certain prior period figures have been updated to reflect new information.

(3)	The 2008 figures include the results of DM&E from October 30, 2008 to December 31, 2008, except where noted.

(4)
GTMs of freight measure the movement of total train weight over a distance of one mile. (Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives.)

(5)
US gallons of locomotive fuel per 1,000 GTMs — freight and yard measures the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

(6)
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

(7)
The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

(8)	Freight revenue per RTM (cents) measures the amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

(9)
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

(10)
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

(11)
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

SECTION 4: DESCRIPTION OF THE BUSINESS

(12)
FRA train accidents per million train-miles measures the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in damage.

4.9 Franchise Investment
Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals); locomotives; information technology; and freight cars and other equipment. On an accrual basis, we invested approximately $2.7 billion in our core assets from 2006 to 2008, with annual capital spending over this period averaging approximately 19% of revenues. This included approximately $1.8 billion invested in track and facilities, $0.4 billion in locomotives, $0.2 billion in information technology and $0.4 billion in freight cars and other equipment. Our cash outlay for locomotives over the same period, however, was $0.2 billion as CP financed the 2008 tranche of acquisitions through a capital lease resulting in a net cash investment of $2.6 billion or 18% of revenues.
4.9.1 Locomotive Fleet
We continue to upgrade our locomotive fleet by acquiring high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 732 AC locomotives (excluding DM&E). While AC locomotives represent approximately 67% of our road-freight locomotive fleet, they handle about 86% of our workload (excluding DM&E). Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance. It has also allowed us to remove from service 81 (51-Road, 30-Yard) older less-efficient locomotives and to more efficiently utilize our repair and maintenance facilities.
Following is a synopsis of our owned and leased locomotive fleet:
Number of Locomotives (owned and leased — excluding DM&E)

	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total

0-5	310	—	2	—	312
6-10	238	—	—	—	238
11-15	184	—	—	—	184
16-20	—	67	—	—	67
Over 20	—	292	269	229	790

Total	732	359	271	229	1,591

4.9.2 Railcar Fleet
We own, lease or manage approximately 47,500 freight cars. Approximately 18,800 are owned by CP, 7,300 are hopper cars owned by Canadian federal and provincial government agencies, and 21,400 are leased. Long-term leases on approximately 4,300 cars are scheduled to expire during 2009, and the leases on approximately 6,300 additional cars are scheduled to expire before the end of 2013.
Our covered hopper car fleet, used for transporting regulated grain, consists of owned, leased and managed cars. A portion of the fleet used to transport export grain is leased from the Government of Canada, with whom we completed a new operating agreement in 2007.
The DM&E owns or leases approximately 6,300 freight cars. Approximately 600 are owned by DM&E, and 5,700 are leased. Long-term leases on approximately 1,300 cars are scheduled to expire during 2009, and the leases on approximately 2,000 additional cars are scheduled to expire before the end of 2013.
4.10 Integrated Operating Plan (“IOP”)
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
We are committed to continuously improve scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth. During 2008, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
The “Execution Excellence for Efficiency” (or “E3”) review that commenced in mid-2008 is an initiative intended to accelerate benefits related to IOP efficiency, to reduce costs and to improve reliability of CP’s product. Train productivity, asset utilization, yard and terminal operations, maintenance and product reliability have been the focus of this review.
In late 2008, the IOP and Yield teams were grouped together in the “Strategy & Yield” department. This combined group will provide network capability in an effort to optimize demand, product offering, equipment and track utilization.
4.11 Information Technology
As a 24-hours-a-day, seven-days-a-week business, we rely heavily on our computer systems to schedule all components of our operations. Computer applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. We use an intricate automated traffic forecasting system that determines optimal freight car routings and the workload in our yards by using sophisticated, industry-specific software and generating time-distance diagrams to examine track capacity.
The Shipment Suite of applications is the primary toolset used in the design, planning and execution of our IOP. During 2008 we continued to enhance our shipment management systems to improve service to our customers. Key improvements included better tools for yard management and improved train marshalling for safer operations. The yard management tools facilitate better planning, performance reporting, design and execution of yard activities. The resulting efficiency gains translate into optimum capacity utilization of trains, better on time shipment performance and reduced costs. For 2009, we plan to implement improved inventory reporting using wireless technology and introduce the capability for customers to request cars and related services directly over the Internet. Safety improvements in 2008 included the ability to better track trains containing hazardous materials and an improved ability to monitor the hours of service put in by train crews.
To improve the safety and reliability of our rolling stock we implemented a system that captures data from wayside detectors and uses this data to project maintenance requirements. On-line failures are reduced and maintenance costs are lowered through better scheduling. In the Engineering area, we delivered a system to electronically schedule and capture data from the inspection of track structures such as bridges and culverts. During 2009 we plan to expand this system to cover all track components.
In the sales and marketing area we began a multi-year initiative to upgrade our e-business website to provide improved capabilities and ease of use to our customers. The first rollout of these capabilities is scheduled to begin in mid-2009. In the intermodal line of business we completed implementation of the TRIEX system at all our terminals. TRIEX provides customer self-service including proof of delivery, full shipment tracking, more sophisticated pricing options and simplified billing processes.
Our acquisition of the Dakota, Minnesota & Eastern Railroad Corporation closed on October 30, 2008 and we immediately began an expansion of CP’s systems onto the DM&E property. By year end we had loaded all employee information into our system and were ready to begin processing payrolls. All financial data has been loaded into SAP and we began using the system in January

SECTION 4: DESCRIPTION OF THE BUSINESS

2009. Over the balance of 2009 we plan to expand the use of our train operations and shipment management systems onto the DM&E.
During 2007, we signed two significant outsourcing contracts that will see our application development and support activities provided by a global delivery model. As well as improving the effectiveness and efficiency of project delivery and application support, this initiative is expected to improve CP’s level of process maturity by leveraging the experience and best practices of industry leaders. We also extended a license agreement with SAP Canada for two more years, to leverage use of its software to functions beyond managing assets and expenditures, such as revenue management, supplier management and pricing.
During 2006, improvements were made to the Shipment Suite applications to support the Yard Operating Plan, improve train line-up accuracy, reduce train marshalling exceptions and smooth the customer empty order process. We implemented the first phase of our new crew management application which automated outbound calls for duty to the running trades employees in Canada and the US. For engineering services we provided a new application that allows on-line bidding for positions and electronically matches employees to positions based on their bids, seniority and qualifications.
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
In 2005, we began a restructuring initiative to further improve efficiency in our administrative areas. The restructuring was intended to eliminate more than 400 management and administration positions. The targeted reductions for these initiatives were successfully achieved by 2006. During 2008 we launched the Execution Excellence for Efficiency (E3) initiative and began progressing its implementation during the fourth quarter — it is designed to reduce operating costs, and provide us with increased flexibility to react quickly to market changes.
Running trades productivity has been improved in 2006 through 2008 by executing a scheduled railway through our IOP.
In order to stimulate and reward employee participation in our efficiency initiatives, we have implemented a number of incentive-based compensation programs designed to allow eligible unionized and non-unionized employees to share in the profits they help generate.
4.13 Business Risks & Enterprise Risk Management
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. The risks and our enterprise risk management are discussed in Section 21.0 of our 2008 MD&A, which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca.
4.14 Indemnifications
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2008 we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
Pursuant to our by-laws, we indemnify all our current and former directors and officers. In addition to the indemnity provided by our by-laws, we also indemnify our directors and officers pursuant to indemnity agreements. We carry a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.15 Safety
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict US FRA reporting requirements used by all Class I railways in Canada and the US.
The FRA personal injury rate per 200,000 employee-hours, for CP excluding DM&E data, was 1.47 in 2008 compared with 2.09 in 2007 and 2.00 in 2006. For DM&E this rate was 3.53 in 2008. The FRA train accident rate in 2008, for CP excluding DM&E data, was 1.87 accidents per million train-miles, compared with 2.05 and 1.56, respectively, in 2007 and 2006. For DM&E, this rate was 7.81 in 2008.
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
4.16 Environmental Protection
We have implemented a comprehensive Environmental Management System, which uses the five elements of the ISO 14001 standard — policy, planning, implementation and operation, checking and corrective action, and management review — as described below.
4.16.1 Policy
We have adopted an Environmental Protection Policy and continue to develop and implement policies and procedures to address specific environmental issues and reduce environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.
Our partnership in Responsible Care® is a key part of our commitment as we strive to be a leader in railway and public safety. Responsible Care®, an initiative of the Canadian Chemical Producers Association (“CCPA”) in Canada and the American Chemistry Council (“ACC”) in the US, is an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care® involves a public commitment to continually improve the industry’s environmental, health and safety performance. We successfully completed our first Responsible Care® external verification in June 2002 and were granted “Responsible Care® practice-in-place” status. We were successfully re-verified in 2005 and again in 2008. Our next CCPA and ACC Responsible Care verification is tentatively scheduled for June 2011.
4.16.2 Planning
We prepare an annual Corporate Environmental Plan and an Operations Environment Plan, which include details of our environmental goals and targets as well as high-level strategies. These plans are used by various departments to integrate key corporate environmental strategies into their business plans.
4.16.3 Implementation and Operation
We have developed specific environmental programs to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. Our environmental specialists and consultants lead these programs.
Our focus is on preventing spills and other incidents that have a negative impact on the environment. As a precaution, we have established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, we regularly update and test emergency preparedness and response plans. We have taken a proactive position on the remediation of historically impacted sites and have an accounting accrual for environmental costs that extends to 2018.
4.16.4 Environmental Contamination
We continue to be responsible for remediation work on portions of the property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over approximately 10 years. The

SECTION 4: DESCRIPTION OF THE BUSINESS

state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be $27.8 million.
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
4.16.6 Management Review
Our Board of Directors’ Health, Safety, Security and Environment Committee conducts a semi-annual comprehensive review of environmental issues. An Environmental Lead Team, which is comprised of senior leaders of our Real Estate, Legal Services, Sales and Marketing, Finance, Operations, Supply Services, and Safety and Environmental Services departments, meets quarterly to review environmental matters.
4.16.7 Expenditures
We spent $41 million in 2008 for environmental management, including amounts spent for ongoing operations, capital upgrades and remediation.
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

SECTION 5: DIVIDENDS

5.1 Declared Dividends and Dividend Policy
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date

$0.1875	March 31, 2006	April 24, 2006
$0.1875	June 30, 2006	July 31, 2006
$0.1875	September 29, 2006	October 30, 2006
$0.1875	December 29, 2006	January 29, 2007
$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009

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

SECTION 6: CAPITAL STRUCTURE

6.1 Description of Capital Structure
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2008, no Preferred Shares had been issued.
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

There is a negative outlook for the Company’s rating with Standard & Poor’s Corporation and Dominion Bond Rating Service, while the rating of Moody’s Investors Service has a stable outlook.
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

SECTION 6: CAPITAL STRUCTURE

The following table summarizes rating categories for respective rating agencies:

Dominion
Moody’s		Bond
Investors	Standard	Rating
Service	& Poor’s	Service

Aaa	AAA	AAA	High Investment Grade

Aa1	AA+	AA(high)
Aa2	AA	AA
Aa3	AA-	AA(low)

A1	A+	A(high)
A2	A	A
A3	A-	A(low)
Investment Grade
Baa1	BBB+	BBB(high)
Baa2	BBB	BBB
Baa3	BBB-	BBB(low)

Ba1	BB+	BB(high)	Below Investment Grade
Ba2	BB	BB
Ba3	BB-	BB(low)

B1	B+	B(high)
B2	B	B
B3	B-	B(low)

Caa	CCC	CCC

Ca	CC	CC

C	C	C

SECTION 7: MARKET FOR SECURITIES

7.1 Stock Exchange Listings
The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.
7.2 Trading Price and Volume
The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2008.

	Opening	High	Low	Closing	Volume of
Month	Price per	Price per	Price per	Price per	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Traded

January	64.24	69.10	57.30	67.04	16,198,128
February	67.30	74.74	67.13	71.54	13,733,133
March	71.54	72.10	62.39	66.00	15,823,326
April	66.45	72.13	63.98	69.38	16,600,290
May	69.17	75.00	69.05	72.58	16,782,877
June	71.90	71.90	64.60	67.70	16,748,437
July	65.50	68.75	60.50	64.30	16,287,700
August	64.98	68.27	60.50	64.78	9,102,256
September	65.00	67.80	53.80	57.07	16,919,026
October	57.86	57.86	43.38	54.55	18,774,397
November	54.84	57.41	34.24	40.70	15,023,450
December	39.00	42.82	35.16	40.98	14,078,169

The following table provides the monthly trading information for our Common Shares on the New York Stock Exchange during 2008.

	Opening	High	Low	Closing	Volume of
Month	Price per	Price per	Price per	Price per	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Traded

January	64.95	69.26	55.39	66.57	5,470,200
February	67.00	76.18	66.90	73.19	5,112,100
March	72.90	72.96	60.82	64.29	5,728,000
April	65.10	71.67	62.84	69.16	4,899,100
May	68.23	76.14	68.09	73.16	4,630,400
June	71.86	72.12	63.55	66.14	5,111,200
July	65.42	68.33	59.62	62.81	11,084,078
August	63.26	63.71	57.97	60.75	5,420,403
September	61.18	63.08	51.75	53.86	10,446,979
October	53.60	53.70	34.37	45.00	15,014,105
November	45.44	49.52	26.64	32.20	12,614,948
December	31.37	35.68	28.05	33.62	10,174,603

SECTION 8: DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.
8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within	Year of Annual Meeting
	the Preceding Five Years(1)	at which Term of Office
Expires (Director
Since)

J.E. Cleghorn, O.C., F.C.A. (3) Toronto, Ontario, Canada	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, SNC-Lavalin Group Inc., (international engineering and construction firm)	2009 (2001)

T.W. Faithfull (4)(5) Oxford, Oxfordshire, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2009 (2003)

F.J. Green (4) Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited	2009 (2006)

K.T. Hoeg, C.A. (2)(6) Toronto, Ontario, Canada	Former President and Chief Executive Officer of Corby Distilleries Limited (spirits and wine)	2009 (2007)

Richard C. Kelly (2)(4) Minneapolis, Minnesota, U.S.A.	Chairman, President and Chief Executive Officer Xcel Energy (a utility supplier of electric power and natural gas)	2009 (2008)

The Hon. J.P. Manley (2)(3)(6) Ottawa, Ontario, Canada	Senior Counsel, McCarthy Tétrault LLP (law firm)	2009 (2006)

L.J. Morgan (4)(5) Bethesda, Maryland, U.S.A.	Partner, Covington & Burling LLP (law firm)	2009 (2006)

M. Paquin (4)(5) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2009 (2001)

M.E.J. Phelps, O.C. (3)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2009 (2001)

R. Phillips, O.C.,S.O.M., F.Inst.P. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2009 (2001)

H.T. Richardson, C.M., O.M. (5)(6) Winnipeg, Manitoba, Canada	President and Chief Executive Officer, James Richardson & Sons, Limited (privately owned corporation)	2009 (2006)

M.W. Wright (2)(3)(4) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2009 (2001)

Notes:

(1)
F.J. Green was President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from November 2005 until May 2006, Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from October 2004 until November 2005; Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company from January 2004 until October 2004. K. T. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited from October 1996 to February 2007. The Hon. J.P. Manley was the Member of Parliament for Ottawa South from November 1988 until June 2004 and Chairman of the Ontario Power Generation Review Committee from December 2003 until March 2004.

(2)	Member of the Audit, Finance and Risk Management Committee.

SECTION 8: DIRECTORS AND OFFICERS

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Health, Safety, Security and Environment Committee.

(5)	Member of the Management Resources and Compensation Committee.

(6)	Member of the Pension Committee.
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
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
Mr. Manley was a director of the Nortel Companies when the Nortel Companies applied for and was granted creditor protection under the Companies’ Creditors Arrangement Act on January 14, 2009.
Mr. R. Kelly was President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the US Bankruptcy Code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

SECTION 8: DIRECTORS AND OFFICERS

8.3 Senior Officers
As at February 17, 2009, the following were executive officers of CPRL:

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

J.E. Cleghorn, O.C., F.C.A. Toronto, Ontario, Canada	Chairman	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, SNC-Lavalin Group Inc. (international engineering and construction firm)

F.J. Green Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President, Operations and Marketing, Canadian Pacific Railway Company

K. B. McQuade Mesquite, Nevada, U.S.A.	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Information Officer, Norfolk Southern Railroad

J. A. O’Hagan Calgary, Alberta, Canada	Senior Vice-President, Strategy and Yield	Senior Vice-President, Strategy and Yield, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Vice-President, Canadian Pacific Railway Limited and Vice-President, Strategy and External Affairs, Canadian Pacific Railway Company; Vice-President, Strategy Research and New Market Development, Assistant Vice-President, Strategy and Research, Canadian Pacific Railway Company

M. M. Szel Calgary, Alberta, Canada	Senior Vice- President, Sales and Marketing	Senior Vice-President, Sales and Marketing Canadian Pacific Railway Limited and Senior Vice-President, Marketing and Sales, Canadian Pacific Railway Company; Senior Vice-President Bulk Commodities and Government Affairs, Canadian Pacific Railway Company; Vice-President, Marketing and Sales — Bulk, Canadian Pacific Railway; Vice-President Strategy and Law, Corporate Secretary, Canadian Pacific Railway Company

B. M. Winter Calgary, Alberta, Canada	Senior Vice- President, Operations	Senior Vice-President, Operations, Canadian Pacific Railway Limited and Senior Vice-President, Operations, Canadian Pacific Railway Company; Vice-President Operations, Canadian Pacific Railway Company; Vice-President Transportation and Field Operations, Canadian Pacific Railway Company

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

D. B. Campbell Calgary, Alberta, Canada	Vice-President, Corporate Planning	Vice-President, Corporate Planning, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Vice-President Business Planning and Development, Canadian Pacific Railway Company

B. Grassby Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

P.A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Vice-President Legal Services, Canadian Pacific Railway Company

T. A. Robinson Calgary, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Comptroller, Canadian Pacific Railway Company; Assistant Vice-President, Customer Service, Canadian Pacific Railway Company

R. A. Shields Calgary, Alberta, Canada	Vice-President, Human Resources and Industrial Relations	Vice-President, Human Resources and Industrial Relations, Canadian Pacific Railway Limited and Canadian Pacific Railway Company

K. Fleming Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Associate Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Legal Counsel Labour & Employment Coordinator, Canadian Pacific Railway Company; Labour Coordinator, Canadian Pacific Railway Company

G.A. Feigel Calgary, Alberta, Canada	Assistant Corporate Secretary	Assistant Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

8.4 Shareholdings of Directors and Officers
As at December 31, 2008, the directors and senior officers, as a group, beneficially owned, either directly or indirectly, or exercised control or direction over a total of 106,304 Common Shares of CP, representing 0.07% of the outstanding Common Shares as of that date.
8.5 Announcements
In accordance with the Company’s General By-Law, Mr. S.E. Bachand retired from the Board of Directors on May 8, 2008, as he has reached the retirement age of 70 years.

SECTION 9: LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. Following are the only significant legal proceedings currently in progress.
9.1 Stoney Tribal Council v. Canada, EnCana and CP
On February 26, 1999, a Statement of Claim was issued in the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary. The Stoney Tribal Council filed an action against CP and others in the amount of $150 million for alleged trespass and unlawful removal of oil and gas from reserve lands. We believe no provision is required for this lawsuit.

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
Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the United States.
Requests for information should be directed to:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario Canada
M5J 2Y1

SECTION 11: INTERESTS OF EXPERTS

The Company’s auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has prepared an independent auditors’ report dated February 23, 2009, in respect of our consolidated financial statements, with accompanying notes as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008. They have also prepared an audit report on the effectiveness of internal control over financial reporting, at December 31, 2008. PricewaterhouseCoopers LLP has advised that it is independent with respect to CP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the US Securities and Exchange Commission.

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

12.1 Composition of the Audit, Finance and Risk Management Committee and Relevant Education and Experience
The following individuals comprise the entire membership of the Audit, Finance and Risk Management Committee (“the Committee”).
Krystyna T. Hoeg - Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital and a member of the Advisory Board, Woodrow Wilson Center Canada Institute. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.
Richard C. Kelly - Mr. Kelly is Chairman of the Board, President and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He has held that position since December 2005. From June to mid-December 2005 he served as President and Chief Executive Officer, and previous to that he served as Chief Financial Officer. Mr. Kelly is Second Vice-Chairman of Edison Electric Institute, Chairman of the Board of Trustees of the Science Museum of Minnesota and a Board member of the Capital City Partnership, the Electric Power Research Institute, the Nuclear Energy Institute Regis University and director on the Denver Metro Chamber of Commerce. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.
John P. Manley - Mr. Manley is counsel at the law firm of McCarthy Tétrault LLP. He has held that position since May 2004. He is a director of Nortel Networks Corporation and Nortel Networks Limited, Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the boards of the University of Waterloo, MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Chair of the Cabinet Committee on Public Security and Anti-Terrorism from October 2001 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.
Roger Phillips (Chair) - Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Toronto Dominion Bank, Imperial Oil Limited and Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.
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
Each of the aforementioned committee members has been determined by the board to be independent and financially literate within the meaning of National Instrument 52-110.
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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

Earnings Releases, Earnings Guidance
f)
review and discuss earnings press releases, including the use of “proforma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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
12.4 Audit and Non-Audit Fees and Services
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2008, and December 31, 2007, totalled $3,195,200 and $3,433,980, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2008	December 31, 2007

Audit Fees	$2,044,700	$2,391,600
Audit-Related Fees	$808,600	$619,780
Tax Fees	$341,900	$422,600
All Other Fees	$—	$—

TOTAL	$3,195,200	$3,433,980

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
12.4.4 All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2008 and 2007, there were no services in this category.

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
Additional financial information is provided in our Consolidated Financial Statements and MD&A for the most recently completed financial year.
This information is also available on our website at www.cpr.ca.

Annual Report 2008

1	Chief Executive’s Letter to Shareholders
2	Management Discussion and Analysis
51	Financial Statements
110	Shareholder Information
112	Directors and Committees
113	Senior Officers of the Company

CHIEF EXECUTIVE OFFICER’S LETTER TO SHAREHOLDERS
February 23, 2009

The world faced unprecedented economic volatility in 2008. At Canadian Pacific, we felt the effects of a fluctuating Canadian dollar, extreme movement in fuel prices, drastic changes in both equity and credit markets and reduced traffic volumes as our customers adjusted to changing trade levels. While these factors are expected to pressure our business through 2009, I expect that our sound business strategy will produce positive long-term results and position us to take advantage of opportunities when the global economy recovers.

In January 2009, CP announced an equity offering in which we entered into an agreement with a syndicate of underwriters who agreed to purchase 13.9 million common shares of CP. This offering provides CP with gross proceeds of approximately $510.8 million which may be used to reduce indebtedness, contribute to funding of capital projects and for general corporate purposes. This transaction strengthens our balance sheet and provides us with increased financial flexibility in today’s uncertain economy.

I am confident that our efforts to preserve future growth options, focus on cost management and strengthening our balance sheet will help us weather the global economic storm and emerge even stronger.

We completed the acquisition of the Dakota, Minnesota & Eastern Railroad (DM&E) with the approval from the U.S. Surface Transportation Board in October of 2008. This strong regional railroad is delivering results that exceed our original investment case. It has expanded our capacity and extends our network reach and access to key ports and rail interchanges.

We saw early signs of the softening economy in the first half of 2008 and we moved quickly to accelerate a number of efficiency efforts throughout our organization. Our early actions are already delivering sustainable savings and we will elevate our focus on our fixed cost structure in 2009 to realize additional efficiencies.

We have also acted to ensure future growth opportunities, despite the changes in the economic landscape. We secured land and permits in the Montreal and Edmonton areas for intermodal growth. We also secured rights-of-way and permits in Woodstock, Ontario to service Toyota, and in the Alberta Industrial Heartland for access to future oil sands upgrader growth. The completion of our western corridor expansion provides capacity for many years of efficient growth and our co-production agreements on critical lines running into Vancouver from Kamloops were aligned and extended.

While we are operating more efficiently, we continue to make safe operations our top priority. We made notable improvements in the full-year safety statistics on our railway. Our employee injury frequency was down 31% and train operation incidents declined 10%. While these are excellent results, I am most proud that 2008 was a fatality-free year. Throughout 2008, every CP employee truly embraced our vision to be the safest, most fluid railway in North America by making safety a top priority.

CP recognizes how important it is that we maintain our partnerships with the more than 1,500 communities through which we operate. 2008 marked a number of community investment milestones. Our 10th anniversary Holiday Train visited over 125 communities in six provinces and seven states to raise food, money and awareness for local food banks. Our ongoing sponsorship of the Vancouver 2010 Winter Games will help move Games equipment, sponsor materials and supplies to Vancouver through our innovative logistics and transportation solutions. We also partnered with the province of B.C. to celebrate its 150th anniversary with the CP Spirit of BC 150 Rail Tour, which visited 33 communities and was headed by CP’s 2816 Empress Steam locomotive.

Although investing in our employees and the communities through which we operate must be balanced with aggressively capitalizing on cost control opportunities, our values include being good neighbours and we will continue to fulfill our community responsibilities in these challenging economic times.

With continuing economic uncertainty through 2009, CP is firmly focused on managing fixed and variable costs, ensuring we continue to price for value, delivering consistent, quality service to our customers and maximizing our strategic flexibility. Maintaining our financial flexibility and focusing on safe and efficient operations will position us well for the future and the inevitable upturn in the economy.

Sincerely,

Fred J. Green
President and Chief Executive Officer

2008 ANNUAL REPORT	1

MANAGEMENT’S DISCUSSION AND ANALYSIS
February 23, 2009

TABLE OF CONTENTS

1.0	Business Profile	3

2.0	Strategy	3

3.0	Additional Information	3

4.0	Financial Highlights	4

5.0	Operating Results	5
5.1	Income	5
5.2	Diluted Earnings per Share	5
5.3	Operating Ratio	6
5.4	Return on Capital Employed	6
5.5	Impact of Foreign Exchange on Earnings	6

6.0	Non-GAAP Earnings	8

7.0	Lines of Business	10
7.1	Volumes	10
7.2	Revenues	11
7.2.1	Freight Revenues	12
7.2.2	Other Revenues	14
7.2.3	Freight Revenue per Carload	14

8.0	Performance Indicators	15
8.1	Safety Indicators	15
8.2	Efficiency and Other Indicators	15

9.0	Operating Expenses, Before Other Specified Items	16

10.0	Other Income Statement Items	18

11.0	Quarterly Financial Data	21

12.0	Fourth-Quarter Summary	22
12.1	Breakout of DM&E from Q4 2008 Operating Results	22
12.2	Operating Results	22
12.3	Non-GAAP Earnings	23
12.4	Revenues	23
12.5	Operating Expenses	24
12.6	Other Income Statement Items	25
12.7	Liquidity and Capital Resources	25

13.0	Changes in Accounting Policy	25
13.1	2008 Accounting Changes	25
13.2	Future Accounting Changes	25

14.0	Liquidity and Capital Resources	26
14.1	Operating Activities	27
14.2	Investing Activities	27
14.3	Financing Activities	27
14.4	Free Cash	28

15.0	Balance Sheet	29

16.0	Financial Instruments	31

17.0	Off-Balance Sheet Arrangements	34

18.0	Acquisition	34

19.0	Contractual Commitments	35

20.0	Future Trends and Commitments	35

21.0	Business Risks and Enterprise Risk Management	38
21.1	Teck Coal Limited	39
21.2	Competition	39
21.3	Liquidity	39
21.4	Environmental Laws and Regulations	39
21.5	Regulatory Authorities	40
21.6	Labour Relations	41
21.7	Network Capacity and Volume	41
21.8	Financial Risks	42
21.9	General and Other Risks	42

22.0	Critical Accounting Estimates	43

23.0	Systems, Procedures and Controls	45

24.0	Forward-Looking Information	46

25.0	Glossary of Terms	49

2	2008 ANNUAL REPORT

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2008. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 of this MD&A.

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25.0 Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the fourth quarter of 2008 and 2007 are against the results for the fourth quarter of 2007 and 2006, respectively. Unless otherwise indicated, all comparisons of results for 2008 and 2007 are against the results for 2007 and 2006, respectively.

1.0 Business Profile

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America. The Company’s vision is to become the safest and most fluid railway in North America.

The main operating subsidiary of the Company, Canadian Pacific Railway Company (“CPRC”), was incorporated in 1881. CPRC is one of Canada’s oldest corporations and was North America’s first transcontinental railway. From its inception 128 years ago, CPRC has developed into a fully integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 15,500 mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, British Columbia, and the US Midwest and Northeast regions.

The Company owns approximately 10,800 miles of track. An additional 4,700 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,300 miles are located in western Canada, 2,200 miles in eastern Canada, 5,800 miles in the US Midwest and 1,200 miles in the US Northeast. CPRL’s business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto its high-density mainline railway network. CPRL has established alliances and connections with other major Class I railways in North America, to provide competitive services and access to markets across North America beyond its own rail network. CPRL also provides service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port of Vancouver, British Columbia, respectively.

CPRL’s network accesses the US market directly through three wholly-owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the US Midwest; the Delaware and Hudson Railway Company (“D&H”), which operates between eastern Canada and major US Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, DC; and Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”, discussed further in Section 18.0 Acquisition), which operates in the US Midwest.

2.0 Strategy

Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees by profitably growing to expand within the reach of our rail franchise and through strategic additions. We seek to accomplish this objective through the following three-part strategy:

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

2008 ANNUAL REPORT	3

4.0 Financial Highlights

For the year ended December 31 (in millions, except percentages and per-share data)	2008	2007	2006
Revenues(2)	$4,931.6	$4,707.6	$4,583.2
Operating income(1)(2)	1,057.4	1,164.2	1,128.6
Income, before FX on LTD and other specified items(1)	631.5	672.8	627.5
Net income	619.0	946.2	796.3

Basic earnings per share	4.03	6.14	5.06
Diluted earnings per share	3.98	6.08	5.02
Diluted earnings per share, before FX on LTD and other specified items(1)	4.06	4.32	3.95
Dividends declared per share	0.9900	0.9000	0.7500

Free cash(1)	230.9	303.4	244.9
Total assets at December 31	15,469.8	13,365.0	11,415.9
Total long-term financial liabilities at December 31(3)(4)	4,844.5	4,267.1	2,956.2

Operating ratio, before other specified items(1)	78.6%	75.3%	75.4%
Return on capital employed(1)	8.2%	9.5%	10.2%

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the consolidated financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 14.4 Free Cash.

(2) Revenues and Operating Income include DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2008 to December 31, 2008.

(3) Excludes deferred taxes of the following amounts: $2,616.1 million, $1,701.5 million and $1,781.2 million, and other non-financial deferred liabilities of $706.5 million, $593.7 million and $583.0 million for the years 2008, 2007 and 2006 respectively.

(4) Certain figures, previously reported for 2007 and 2006, have been reclassified to conform with the basis of presentation adopted in the current year.

4	2008 ANNUAL REPORT

5.0 Operating Results

5.1 INCOME

Operating income (discussed further in Section 6.0 Non-GAAP Earnings) in 2008 was $1,057.4 million, down $106.8 million, or 9.2%, from $1,164.2 million in 2007.

The decrease was primarily due to:

☐	the weakening economy in the second half of the year, which resulted in lower volumes;

☐	the Canadian Transportation Agency (“Agency”) decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canadian Transportation Act (“CTA”) which included a provision for repayment of revenues relating to grain rates (discussed further in Section 21.5.1 Regulatory Change);

☐	increased purchased services and other expenses, due to higher casualty related expenses despite an improved frequency rate, primarily due to higher cost of derailments;

☐	higher fuel expenses driven by higher West Texas Intermediate (“WTI”) prices and widening refining margins, net of fuel recoveries; and

☐	higher costs associated with difficult operating conditions, mainly driven by harsh weather conditions on our central and eastern network.

This decrease was partially offset by:

☐	improved freight rates;

☐	the consolidation of DM&E results from October 30, 2008 to December 31, 2008; prior to October 30, 2008 results of DM&E were recorded on an equity basis; and

☐	the favourable impact of the change in FX of approximately $14 million.

Net income for the year ended December 31, 2008 was $619.0 million, down $327.2 million, or 34.6%, from $946.2 million in 2007. This decrease was primarily due to:

☐	lower FX gains (net of tax) on US dollar-denominated long-term debt (“LTD”);

☐	income tax benefits recorded in 2007 due to legislation to reduce corporate income tax rates;

☐	lower operating income; and

☐	impairment to the fair value of our investment in Canadian third party asset-backed commercial paper (“ABCP”, discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

Higher interest expense was primarily due to the funding required for our acquisition of DM&E (discussed further in Section 14.3 Financing Activities). However, the after tax cost of the interest was more than offset by earnings from our investment in DM&E.

The decreases in net income were partially offset by a full year of earnings from our investment in DM&E and by lower income tax expenses driven by lower operating income and lower tax rates.

Operating income in 2007 was $1,164.2 million, up $35.6 million, or 3.2%, from $1,128.6 million in 2006. The growth in 2007 operating income reflected:

☐	record shipments reflecting continued strong growth in bulk and intermodal products;

☐	higher revenues resulting from increased freight rates; and

☐	lower compensation and benefits expenses.

These were partially offset by:

☐	higher fuel prices driven by higher refining charges and WTI prices, net of fuel recoveries;

☐	higher costs reflecting record volumes in 2007;

☐	the unfavourable impact of the change in FX of approximately $34 million; and

☐	higher costs associated with network disruptions, mainly driven by harsh weather conditions.

Net income for the year ended December 31, 2007 was $946.2 million, up $149.9 million, or 18.8%, from $796.3 million in 2006. Net income in 2007 increased primarily due to:

☐	FX gains on US dollar-denominated LTD, reflecting a strengthening in the Canadian dollar;

☐	higher operating income; and

☐	the recognition of equity earnings, starting in October 2007, following our acquisition of DM&E (discussed further in Section 18.0 Acquisition).

These increases were partially offset by the after-tax decrease in estimated fair value of our investment in Canadian third party ABCP (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

5.2 DILUTED EARNINGS PER SHARE

Diluted EPS, which is defined in Section 25.0 Glossary of Terms, was $3.98 in 2008, a decrease of $2.10, or 34.5%, from 2007. Diluted EPS, was $6.08 in 2007, an increase of $1.06, or 21.1%, from 2006. The decrease in 2008 reflected lower net income mainly due to income tax benefits recorded in 2007 due to legislation to reduce corporate income tax rates, lower FX gains (net of tax) on US dollar-denominated LTD and lower operating income. The increase in 2007 reflected an increase in net income, as well as the positive impact of the reduction in the number of shares outstanding due to our share repurchase plan (discussed further in Section 15.5 Share Capital).

Diluted EPS excluding FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $4.06 in 2008, a decrease of $0.26, or 6.0%, from 2007. Diluted EPS excluding FX on LTD and other specified items was $4.32 in 2007, an increase of $0.37, or 9.4%, from 2006. The decrease in 2008 was mainly due to lower

2008 ANNUAL REPORT	5

income before FX on LTD and other specified items, mainly caused by lower operating income. The increase in 2007 was mainly due to higher income before FX on LTD and other specified items, as well as the positive impact of the share repurchase program. Diluted EPS excluding FX on LTD and other specified items is discussed further in Section 6.0 Non-GAAP Earnings.

5.3 OPERATING RATIO

Our operating ratio increased to 78.6% in 2008, compared with 75.3% in 2007 and 75.4% in 2006. The increase in 2008 was due to the weakening economy in the second half of the year which resulted in lower volumes (discussed further in Section 7.0 Lines of Business) and the net impact of fuel prices. The operating ratio provides the percentage of revenues used to operate the railway. A lower percentage normally indicates higher efficiency in the operation of the railway.

5.4 RETURN ON CAPITAL EMPLOYED

Return on capital employed (“ROCE”) at December 31, 2008 was 8.2%, compared with 9.5% in 2007 and 10.2% in 2006. The decrease in 2008 was due to lower earnings and higher average capital employed. The increase in average capital employed reflects increased retained income and an increase in US dollar-denominated debt due to higher foreign exchange caused by a weakening Canadian dollar. The decrease in 2007 was primarily due to an increase in net debt resulting from the financing obtained for the acquisition of DM&E (discussed further in Section 18.0 Acquisition). The decrease in 2007 was partially offset by an increase in earnings. ROCE is discussed further in Section 6.0 Non-GAAP Earnings.

5.5 IMPACT OF FOREIGN EXCHANGE ON EARNINGS

Fluctuations in FX affect our results because US dollar-denominated revenues and expenses are translated into Canadian dollars. US dollar-denominated revenues and expenses are reduced when the Canadian dollar strengthens in relation to the US dollar.

The Canadian dollar strengthened against the US dollar by approximately 3% in 2008 and by approximately 4% in 2007. The average FX rate for converting US dollars to Canadian dollars decreased to $1.05 in 2008 from $1.08 in 2007 and $1.13 in 2006. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items in 2008 and 2007. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.

On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $2 million to $5 million. This change occurs as more revenue than expenses are generated in US dollars. Fluctuations in seasonal shipping patterns in conjunction with rapid movements in foreign exchange rates has caused our results to be inconsistent with our sensitivity guidance for 2008. FX fluctuations increased operating income by approximately $12 million in 2008 and decreased operating income by approximately $34 million in 2007, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses and other economic factors.

6	2008 ANNUAL REPORT

EFFECT ON EARNINGS DUE TO THE CHANGE IN FOREIGN EXCHANGE

For the year ended December 31 (in millions, except foreign exchange rate)	2008(1) vs. 2007	2007 vs. 2006
Average annual foreign exchange rates	$1.05 vs. $1.08	$1.08 vs. $1.13

Freight revenues
Grain	$1	$(24)
Coal	–	(5)
Sulphur and fertilizers	(4)	(9)
Forest products	(4)	(10)
Industrial and consumer products	(3)	(20)
Automotive	(2)	(8)
Intermodal	(5)	(13)
Other revenues	–	(2)

Unfavourable effect	(17)	(91)

Operating expenses
Compensation and benefits	9	13
Fuel	8	23
Materials	5	2
Equipment rents	4	7
Depreciation and amortization	1	3
Purchased services and other	2	9

Favourable effect	29	57

Favourable (Unfavourable) effect on operating income(2)	12	(34)

Other expenses
Other charges	3	–
Net interest expense	–	7
Income tax expense, before FX on LTD and other specified items(2)	2	7

Favourable (Unfavourable) effect on income, before FX on LTD and other specified items(2)	$17	$(20)

(1) Figures include DM&E from October 30, 2008 to December 31, 2008.

(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

2008 ANNUAL REPORT	7

6.0 Non-GAAP Earnings

We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on LTD which can be volatile and short term. In addition these non-GAAP measures exclude other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.

The adjoining table details a reconciliation of operating income and income, before FX on LTD and other specified items, to net income, as presented in the consolidated financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program, and the investment in ABCP. The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the change in cash as presented in the consolidated financial statements in Section 14.4 Free Cash.

Earnings measures that exclude FX on LTD and other specified items, operating income, adjusted diluted EPS, ROCE, net-debt to net-debt-plus-equity ratio, interest-coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less operating expenses and is a common measure of profitability used by management. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a period to period comparable assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. ROCE reported quarterly represents the return over the current quarter and the previous three quarters. The measure is used by management to assess profitability of investments in the railway. It also provides management and external users of our consolidated financial statements with a measure of profitability on a period by period basis and in comparison to our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS. ROCE is measured as income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity. It does not have a comparable GAAP measure to which it can be reconciled.

Net-debt to net-debt-plus-equity ratio and interest-coverage ratio (discussed further in Sections 14.3.1 Net-debt to Net-debt-plus-equity Ratio and 14.3.2 Interest-Coverage Ratio) represent two of many metrics used in assessing the Company’s capital structure and debt servicing capabilities, and they do not have a comparable GAAP measure to which they can be reconciled. These ratios both provide indicators of our capital structure and debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. They also are leading indicators of our coverage position. Interest-coverage ratio reported quarterly is measured on a twelve-month rolling basis.

8	2008 ANNUAL REPORT

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME

	For the year ended			For the three months ended
(reconciliation of non-GAAP earnings to GAAP earnings)	December 31			December 31
(in millions, except diluted EPS and operating ratio)	2008(1)	2007	2006	2008(1)	2007
Revenues	$4,931.6	$4,707.6	$4,583.2	$1,299.7	$1,188.3
Operating expenses	3,874.2	3,543.4	3,454.6	994.8	882.8
Operating income(2)	1,057.4	1,164.2	1,128.6	304.9	305.5
Other charges	22.7	29.6	27.8	8.3	8.5
Equity income in DM&E	51.3	12.3	–	10.4	12.3
Net interest expense	261.1	204.3	194.5	73.8	63.4
Income tax expense, before income tax on FX on LTD and other specified items(2)	193.4	269.8	278.8	54.9	60.8

Income, before FX on LTD and other specified items(2)	631.5	672.8	627.5	178.3	185.1

Foreign exchange (gains) losses on long-term debt
FX on LTD – losses (gains)	16.3	(169.8)	0.1	3.9	(8.3)
Income tax (benefit) expense on FX on LTD	(38.6)	44.3	7.1	(26.2)	(3.1)

FX on LTD, net of tax – (gains) losses	(22.3)	(125.5)	7.2	(22.3)	(11.4)
Other specified items
Loss in fair value of ABCP	49.4	21.5	–	–	–
Income tax on loss in fair value of ABCP	(14.6)	(6.5)	–	–	–

Loss in fair value of ABCP, net of tax	34.8	15.0	–	–	–
Income tax benefits due to tax rate reductions	–	(162.9)	(176.0)	–	(145.8)

Net income	$619.0	$946.2	$796.3	$200.6	$342.3

Diluted EPS, before FX on LTD and other specified items(2)	$4.06	$4.32	$3.95	$1.15	$1.20
Diluted EPS, related to FX on LTD, net of tax(2)	0.14	0.81	(0.04)	0.14	0.07
Diluted EPS, related to other specified items, net of tax(2)	(0.22)	0.95	1.11	–	0.94

Diluted EPS, as determined by GAAP	$3.98	$6.08	$5.02	$1.29	$2.21

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.

6.1 FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At December 31, 2008, for every $0.01 the Canadian dollar weakens (or strengthens) relative to the US dollar, the conversion of US dollar-denominated long-term debt to Canadian dollars creates a pre-tax FX gain (or loss) of approximately $0.4 million and $2.3 million on an after-tax basis, net of hedging. A large portion of our US dollar-denominated debt is designated as a hedge of our net investment in US subsidiaries.

On a pre-tax basis, we recorded the following FX on LTD as the Canadian dollar exchange rate changed at the end of each reporting period:

☐	FX losses on LTD of $16.3 million in 2008, as the Canadian dollar exchange rate weakened to $1.2180 relative to the US dollar;

☐	FX gains on LTD of $169.8 million in 2007, as the Canadian dollar exchange rate strengthened to $0.9913 relative to the US dollar; and

☐	FX losses on LTD of $0.1 million in 2006, as the Canadian dollar exchange rate weakened to $1.1654 relative to the US dollar.

Income tax expense (or benefit) related to FX on LTD is discussed further in Section 10.5 Income Taxes.

2008 ANNUAL REPORT	9

6.2 OTHER SPECIFIED ITEMS

Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.

In the first and third quarters of 2008, we recorded charges of $15.0 million after tax ($21.3 million before tax) and $19.8 million after tax ($28.1 million before tax) respectively, to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

In 2007, there were three other specified items included in net income, as follows:

☐	In the fourth quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2008. We recorded a future income tax benefit of $145.8 million to reflect the positive impact of these tax rate reductions on our future income tax balance as at December 31, 2006.

☐	In the third quarter of 2007, we recorded a charge of $15.0 million after tax ($21.5 million before tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

☐	In the second quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2011. We recorded a future income tax benefit of $17.1 million to reflect the positive impact of these tax rate reductions on our future income tax balance as at December 31, 2006.

In 2006, there was one other specified item in net income, as follows:

☐	In the second quarter of 2006, the governments of Canada and the provinces of Alberta, Saskatchewan and Manitoba introduced legislation to reduce corporate income tax rates over a period of several years. We recorded a future income tax benefit of $176.0 million to reflect the positive impact of these tax rate reductions on transactions in prior years for which future taxes will be paid.

7.0 Lines of Business

7.1 VOLUMES

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in 2008, as measured by total carloads, decreased by 53,200, or 2.0%, and RTMs decreased by 4,820 million, or 3.7%. In 2007, total carloads increased by 79,800, or 3.0%, and RTMs increased by 6,478 million, or 5.3%.

The decrease in carloads and RTMs in 2008 was mainly due to:

☐	sharply declining economic conditions in the second half of 2008;

☐	continued weakness in forest products due to a slowdown in the US housing market;

☐	declining auto sales leading to reduced shipments; and

☐	customer production issues resulting in potash and sulphur reduced shipments.

This decrease was partially offset by the inclusion of DM&E volumes from October 30, 2008 to December 31, 2008, industrial product shipments driven by economic growth in Western Canada and strong global demand for metallurgical coal resulting in increased shipments through the western corridor earlier in the year.

The increases in carloads and RTMs in 2007 were mainly due to:

☐	strong intermodal growth due to strength in global markets and continued offshore sourcing trends;

☐	strong global demand for bulk products; and

☐	increase in average length of haul.

These increases were partially offset by continued weakness in forest products due to a slowdown in the US housing market and the impact of the strengthening of the Canadian dollar on Canadian producers. In addition, total carloads in 2007, while up, were adversely affected by the sale of our Latta subdivision in the second quarter of 2006 (discussed further in Section 20.5 Sale of Latta Subdivision), which reduced our carloads by approximately 23,000.

10	2008 ANNUAL REPORT

VOLUMES

For the year ended December 31	2008(1)	2007	2006
Carloads (in thousands)(2)
Grain	382.4	385.0	382.8
Coal	281.0	269.1	281.7
Sulphur and fertilizers	191.3	209.8	178.3
Forest products	91.8	114.1	135.0
Industrial and consumer products	340.9	313.3	316.0
Automotive	141.3	168.5	165.3
Intermodal	1,216.0	1,238.1	1,159.0

Total carloads	2,644.7	2,697.9	2,618.1

Revenue ton-miles (in millions)
Grain	29,376	30,690	30,127
Coal	21,247	20,629	19,650
Sulphur and fertilizers	19,757	21,259	17,401
Forest products	5,677	7,559	8,841
Industrial and consumer products	18,296	16,987	16,844
Automotive	2,213	2,471	2,450
Intermodal	27,966	29,757	27,561

Total revenue ton-miles	124,532	129,352	122,874

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) DM&E carloads for October 30, 2008 to December 31, 2008 (in thousands): Grain 12.0, Coal 7.3, Sulphur and fertilizers 0.7, Forest products 0.9, Industrial and consumer products 13.6, Automotive 0.0. Total DM&E carloads (in thousands) 34.5.

7.2 REVENUES

Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.

For the year ended and as at December 31, 2008, one customer comprised 11.3% of total revenues and 1.5% of total accounts receivable. For the year ended and as at December 31, 2007 and 2006, the same customer comprised 11.5% and 11.5% of total revenues and 6.2% and 5.6% of total accounts receivable, respectively.

2008 ANNUAL REPORT	11

7.2.1 Freight Revenues

REVENUES

		DM&E
		as of
	CP excluding	Oct. 30,	Consolidated
For the year ended December 31 (in millions)	DM&E	2008	2008(1)	2007	2006
Grain	$950.4	$19.6	$970.0	$938.9	$904.6
Coal	603.4	4.1	607.5	573.6	592.0
Sulphur and fertilizers	507.0	1.6	508.6	502.0	439.3
Forest products	237.5	1.8	239.3	275.8	316.4
Industrial and consumer products	735.5	30.6	766.1	627.9	603.8
Automotive	323.2	0.3	323.5	319.0	314.4
Intermodal	1,399.8	–	1,399.8	1,318.0	1,256.8

Total freight revenues	4,756.8	58.0	4,814.8	4,555.2	4,427.3

Other revenues	116.3	0.5	116.8	152.4	155.9

Total revenues	$4,873.1	$58.5	$4,931.6	$4,707.6	$4,583.2

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,814.8 million in 2008, an increase of $259.6 million, or 5.7%. Freight revenues were $4,555.2 million for 2007, an increase of $127.9 million, or 2.9%.

Freight revenues for 2008 increased mainly due to:

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008;

☐	improvements in freight rates, which include our fuel recovery program; and

☐	overall volume growth in industrial and consumer products and coal.

These increases were partially offset by:

☐	the negative effect on volume of the economic downturn;

☐	the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA which included a provision for repayment of revenues relating to grain rates (discussed further in Section 21.5.1 Regulatory Change);

☐	weakness throughout the year in forest products; and

☐	the unfavourable impact of the change in FX of approximately $17 million.

Freight revenues for 2007 increased mainly due to continued strong growth in bulk products and intermodal shipments along with increases in freight rates. These increases were partially offset by:

☐	a decrease in coal freight rates;

☐	continued weakness in forest products, mainly lumber and panel, and certain industrial and consumer products; and

☐	the unfavourable impact of the change in FX of approximately $89 million.

7.2.1.1 Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to ports for export and to Canadian and US markets for domestic consumption. US grain products mainly include durum, spring wheat, corn, soybeans and barley and are shipped from the Midwestern US to other points in the midwest, the Pacific Northwest and the northeastern US. Grain revenues in 2008 were $970.0 million, an increase of $31.1 million, or 3.3%. Grain revenues in 2007 were $938.9 million, an increase of $34.3 million, or 3.8%.

Grain revenues increased in 2008 primarily due to the inclusion of DM&E revenues of $19.6 million, from October 30, 2008 to December 31, 2008, and increased freight rates.

This increase was partially offset by a provision for the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA (discussed further in Section 21.5.1 Regulatory Change). The increase was also offset by lower shipments due to harvest delays in both the US and Canada for the 2007/2008 crop year.

Grain revenues increased in 2007 primarily due to:

☐	a large carryover from the first half of the 2006/2007 crop year benefiting the first two quarters of 2007;

☐	a strong export program as a result of strong commodity prices and demand for North American grain; and

☐	higher freight rates.

These increases were partially offset by the unfavourable impact of the change in FX of approximately $24 million in 2007. In 2007,

12	2008 ANNUAL REPORT

there was a higher proportion of US dollar-denominated grain traffic, compared with Canadian dollar-denominated grain traffic.

7.2.1.2 Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia (“BC”) to the ports of Vancouver, BC and Thunder Bay, Ontario, and to the US Midwest. Our US coal business consists primarily of the transportation of thermal coal and petroleum coke within the US Midwest. Coal revenues in 2008 were $607.5 million, an increase of $33.9 million, or 5.9%. Coal revenues in 2007 were $573.6 million, a decrease of $18.4 million, or 3.1%.

Coal revenues increased in 2008 primarily due to:

☐	the strong global demand for metallurgical coal earlier in the year;

☐	improvements in freight rates; and

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008.

Coal revenues decreased in 2007 primarily due to:

☐	decreased freight rates;

☐	decrease in carloads due to the sale of the Latta subdivision in the first half of 2006; and

☐	the negative impact of the change in FX of approximately $5 million.

These decreases were partially offset by increased volumes due to continued strong global demand for metallurgical coal.

7.2.1.3 Sulphur and Fertilizers

Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, BC, and Portland, Oregon, and to other Canadian and US destinations. Sulphur and fertilizers revenues in 2008 were $508.6 million, an increase of $6.6 million, or 1.3%. Revenues in 2007 were $502.0 million, an increase of $62.7 million, or 14.3%.

Sulphur and fertilizers revenues increased in 2008 primarily due to improvements in freight rates and the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008. This increase was partially offset by decreased supply of sulphur and potash due to customer production issues and by the unfavourable impact of FX of approximately $4 million for 2008.

The 2007 increase was primarily due to an increase in demand for nutrients for bio fuels, partially offset by the unfavourable impact of the change in FX of approximately $9 million.

7.2.1.4 Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenues in 2008 were $239.3 million, a decrease of $36.5 million, or 13.2%. Revenues in 2007 were $275.8 million, a decrease of $40.6 million, or 12.8%.

Forest products revenues declined in 2008 due to continued weak market conditions and extended plant shut downs for certain forest product customers which has led to reduced volumes. In addition revenues declined by the unfavourable impact of FX of approximately $4 million.

This decrease was partially offset by improvements in freight rates.

Forest products revenues declined in 2007 primarily due to:

☐	continued soft demand for lumber and panel products caused by a significant slowdown in the US housing market and continued impact from the sub-prime mortgage crisis;

☐	difficult market conditions for our forest product customers due to the softwood lumber agreement with the US which led to reduced volumes and extended plant shut downs;

☐	the impact of the strengthening of the Canadian dollar, which has led to decreased market competitiveness for Canadian producers; and

☐	the negative impact of the change in FX of approximately $10 million.

These decreases were partially offset by growth in pulp volumes and price increases which lessened the impact from the volume decline.

7.2.1.5 Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, mine, ethanol and other energy-related products (other than coal) shipped throughout North America. Industrial and consumer products revenues in 2008 were $766.1 million, an increase of $138.2 million, or 22.0%. Revenues in 2007 were $627.9 million, an increase of $24.1 million, or 4.0%.

Industrial and consumer products revenues increased in 2008 primarily due to:

☐	the inclusion of DM&E revenues, of $30.6 million, from October 30, 2008 to December 31, 2008;

☐	continued economic growth in the early part of 2008; and

☐	improvements in freight rates.

The increase was partially offset by the unfavourable impact of FX of $3 million.

The increase in 2007 was primarily due to strength in chemical, energy, and plastics shipments to and from Alberta as well as increases in freight rates, which were partially offset by decreased steel volumes as a result of decreased drilling activity for natural gas. The increases were also partially offset by the negative impact of the change in FX of approximately $20 million.

7.2.1.6 Automotive

Automotive consists primarily of the transportation of domestic, import and pre-owned vehicles as well as automotive parts from North American assembly plants and the Port of Vancouver to destinations in Canada and the US. Automotive revenues in 2008 were $323.5 million, an increase of $4.5 million, or 1.4%. Revenues in 2007 were $319.0 million, an increase of $4.6 million, or 1.5%.

2008 ANNUAL REPORT	13

The increase in 2008 was primarily due to improvements in freight rates, partially offset by lower volumes due to soft market conditions, particularly in the US, as well as the unfavourable impact of the change in FX of approximately $2 million.

Automotive revenues in 2007 were up, reflecting carload growth as new domestics (such as Toyota and Honda) and import volumes continued to increase. Increased volumes from key shippers as a result of certain port of call changes by shipping lines also had a favourable impact on automotive revenues. These increases were partially offset by the negative impact of the change in FX of approximately $8 million in 2007.

7.2.1.7 Intermodal

Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada and to and from the US. The international business handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and US destinations. Intermodal revenues in 2008 were $1,399.8 million, an increase of $81.8 million, or 6.2%. Revenues in 2007 were $1,318.0 million, an increase of $61.2 million, or 4.9%.

The increase in intermodal revenues in 2008 was primarily due to improvements in freight rates which were partially offset by the unfavourable impact of the change in FX of approximately $5 million.

Intermodal revenues increased in 2007 primarily due to growth in import and export container shipments from the ports of Vancouver and Montreal and increased freight rates, partially offset by the unfavourable impact of the change in FX of approximately $13 million for 2007.

7.2.2 Other Revenues

Other revenues are generated from leasing certain assets, switching fees, land sales, and business partnerships. Other revenues in 2008 were $116.8 million, a decrease of $35.6 million or 23.4%. Other revenues in 2007 were $152.4 million, a decrease of $3.5 million, or 2.2%.

The decrease in Other revenues in 2008 was primarily due to lower land sales.

The decrease in 2007 was primarily due to a gain of approximately $18 million realized from the sale of our Latta subdivision in second-quarter 2006 (discussed further in Section 20.5 Sale of Latta Subdivision), partially offset by an increase in land sales in 2007.

7.2.3 Freight Revenue per Carload

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

In 2008, total freight revenue per carload improved by 7.9%. This reflected improvements in freight rates and was partially offset by the unfavourable impact of mix and the change in FX.

In 2007, total freight revenue per carload remained relatively unchanged from 2006. This reflected 2.0% improvements in freight rates and mix, which were offset by the negative impact of the change in FX.

FREIGHT REVENUE PER CARLOAD

For the year ended December 31 ($)	2008(1)	2007	2006
Freight revenue per carload	1,821	1,688	1,691

Grain	2,537	2,439	2,363
Coal	2,162	2,132	2,102
Sulphur and fertilizers	2,659	2,393	2,464
Forest products	2,607	2,417	2,344
Industrial and consumer products	2,247	2,004	1,911
Automotive	2,289	1,893	1,902
Intermodal	1,151	1,065	1,084

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

14	2008 ANNUAL REPORT

8.0 Performance Indicators

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25.0 Glossary of Terms.

PERFORMANCE INDICATORS(1)

For the year ended December 31	2008	2007	2006
Consolidated data including DM&E(2)
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	239,619	246,322	236,405
US gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.22	1.21	1.20
Terminal dwell (hours)	22.3	22.2	20.8
Number of active employees – end of period	15,783	15,382	15,327
Freight revenue per RTM (cents)	3.87	3.52	3.60
CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	143.6	142.3	137.3
Average train speed (miles per hour)	24.0	23.2	24.8
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.47	2.09	2.00
FRA train accidents per million train-miles	1.87	2.05	1.56
DM&E data only
Safety indicators
FRA personal injuries per 200,000 employee-hours	3.53	–	–
FRA train accidents per million train-miles	7.81	–	–

(1) Certain comparative period figures have been updated to reflect new information.

(2) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

8.1 SAFETY INDICATORS

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP, excluding DM&E, was 1.47 in 2008, an improvement from 2.09 in 2007 and 2.00 in 2006. This rate was 3.53 for the DM&E in 2008.

The FRA train accident rate in 2008 was 1.87 accidents per million train-miles, excluding DM&E, compared with 2.05 and 1.56, respectively, in 2007 and 2006. This rate was 7.81 for the DM&E in 2008.

8.2 EFFICIENCY AND OTHER INDICATORS

GTMs decreased 2.7% in 2008 to 239,619 million compared with the same periods in 2007. The decrease in 2008 was mainly due to a reduction in the volume of automotive, forest products, intermodal and sulphur and fertilizers, partially offset by growth in industrial and consumer products, and coal. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.

In 2007, GTMs increased 4.2% to approximately 246.3 billion. The increase in 2007 was mainly due to increased potash, intermodal and coal traffic.

US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity increased 0.8% in 2008 and 2007. The 2008 increase was largely attributable to difficult winter operating conditions. The increase was partially offset by improved execution of our IOP and successful fuel-conservation efforts.

The increase in 2007 was primarily due to a change in traffic mix largely driven by an increase in intermodal trains. The increases were partially offset by improved execution of our IOP and successful fuel-conservation efforts. In addition, mild winter weather in the first quarter of 2006 helped to reduce fuel consumption in 2006.

Terminal dwell, the average time a freight car resides in a terminal, increased 0.5% in 2008. The increase in 2008 was primarily due to significant flood events in the US Midwest and subsequent recovery in the third quarter of 2008 and difficult winter conditions in the first quarter of 2008. Terminal dwell increased 6.7% in 2007. This increase was primarily due to weather-related issues and concentrated track maintenance programs following the end of the strike involving maintenance of way employees in mid 2007.

2008 ANNUAL REPORT	15

The number of active employees at December 31, 2008 increased by 401 or 2.6%. This increase was primarily due to the inclusion of the 1,068 active employees of the DM&E, from October 30, 2008 to December 31, 2008. This increase was partially offset by layoffs of employees (primarily train crews) in response to lower traffic volumes. The number of active employees at December 31, 2007 increased by 55 or 0.4%. The primary driver for this increase was a higher number of employees working on capital projects in December 2007, due to work schedule delays resulting from the strike involving maintenance of way employees in mid 2007. Approximately 6% of employees were assigned to capital projects at December 31, 2008, compared with approximately 7% at December 31, 2007.

Freight revenue per RTM improved by 9.9% in 2008. This increase was the result of improvements in freight rates and mix, which was offset by the unfavourable impact of the change in FX. Freight revenue per RTM decreased by 2.2% in 2007. The decrease was primarily driven by the negative impact of the change in FX and a decrease in coal freight rates, as well as a change in our overall traffic mix as a result of an increase in the shipment of long haul US grain traffic to the Pacific Northwest and shipment of long haul potash from Saskatchewan to the Port of Vancouver.

Car miles per car day increased 0.9% in 2008 to 143.6 and increased 3.6% in 2007. The increases in 2008 and 2007 were primarily due to improved car ordering and tactical fleet management and IOP improvements.

Average train speed improved by 3.4% in 2008. This improvement was largely driven by continuous focus on the execution of our IOP (discussed in Section 20.3 Integrated Operating Plan). This improvement was also driven by a reduction of trains operating on the network as a result of running longer trains and reduced volumes.

Average train speed decreased 6.5% in 2007. Average train speed in 2007 was negatively impacted by:

☐	an increase in the number of bulk trains, which operate at slower speeds and experienced more queuing for unloading in 2007;

☐	network disruptions, which were primarily related to weather events;

☐	temporary power and crew shortages; and

☐	concentrated track maintenance programs following the end of the CP strike.

9.0 Operating Expenses, Before Other Specified Items

	2008				2007		2006

		DM&E
	CP	as of
	excluding	Oct. 30,	Consolidated	% of		% of		% of
For the year ended December 31 (in millions)	DM&E	2008	2008(1)	revenue	Expense	revenue	Expense	revenue
Compensation and benefits	$1,293.3	$12.2	$1,305.5	26.5	$1,284.2	27.3	$1,327.6	29.0
Fuel	998.7	7.1	1,005.8	20.4	746.8	15.9	650.5	14.2
Materials	213.7	3.5	217.2	4.4	215.5	4.6	212.9	4.6
Equipment rents	181.7	0.5	182.2	3.7	207.5	4.4	181.2	4.0
Depreciation and amortization	483.5	7.8	491.3	10.0	472.0	10.0	464.1	10.1
Purchased services and other	662.8	9.4	672.2	13.6	617.4	13.1	618.3	13.5

Total	$3,833.7	$40.5	$3,874.2	78.6	$3,543.4	75.3	$3,454.6	75.4

(1) The 2008 consolidated figures include DM&E from October 30, 2008 to December 31, 2008.

Operating expenses were $3,874.2 million in 2008, up $330.8 million, or 9.3% from 2007. These expenses were $3,543.4 million in 2007, up $88.8 million, or 2.6% from 2006.

Operating expenses for 2008 increased primarily due to:

☐	higher fuel prices driven by higher WTI prices;

☐	higher weather related expenses as well as casualty related expenses despite improved safety performance;

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008; and

☐	increased wage rates.

These increases in operating expenses were partially offset by:

☐	lower variable expenses due to reduced volumes;

☐	the favourable impact of the change in FX of approximately $29 million; and

☐	lower incentive compensation.

Operating expenses in 2007 increased primarily due to:

☐	higher fuel prices driven by higher refining charges and WTI prices;

☐	record volumes as measured by GTMs and RTMs in 2007, including change in traffic mix largely driven by an increase in intermodal trains;

☐	increased equipment rent expense; and

☐	higher costs associated with network disruptions, mainly driven by harsh weather conditions.

16	2008 ANNUAL REPORT

These increases in operating expenses were partially offset by:

☐	the favourable impact of the change in FX of approximately $57 million;

☐	a decrease in compensation and benefits expense; and

☐	position reductions under restructuring initiatives.

9.1 COMPENSATION AND BENEFITS

Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,305.5 million in 2008, an increase of $21.3 million. This expense was $1,284.2 million in 2007, a decrease of $43.4 million from 2006.

The increase in 2008 was primarily due to:

☐	increased wage rates;

☐	the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008;

☐	lower settlement gains in 2008 on the release of certain post-retirement benefit liabilities due to the assumption of these obligations by a US national multi-employer benefit plan; and

☐	the impact of reduced costs from restructuring initiatives in the fourth quarter of 2007.

This increase was partially offset by:

☐	lower employee incentive compensation partially offset by losses on our total return swap (“TRS”) (discussed further in Section 16.7.1 Total Return Swap);

☐	lower pension expenses; and

☐	the favourable impact of the change in FX of approximately $9 million.

Compensation and benefits expense decreased in 2007 primarily due to:

☐	lower incentive and stock-based compensation;

☐	lower pension expenses;

☐	the favourable impact of the change in FX of approximately $13 million; and

☐	a settlement gain in the third quarter of 2007 on the release of certain post-retirement benefit liabilities due to the assumption of these obligations by a US national multi-employer benefit plan.

This decrease was partially offset by increased labour expenses due to higher volumes and the negative impact of inflation.

9.2 FUEL

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $1,005.8 million in 2008, an increase of $259.0 million. This expense was $746.8 million in 2007, an increase of $96.3 million from 2006.

The increase in 2008 was primarily due to higher WTI prices. This increase was partially offset by decreased volumes in 2008. This increase was partially mitigated by the favourable impact of the change in FX of approximately $8 million. Fuel price increases were also mitigated by our fuel recovery program (the benefits of which are reflected in freight revenues).

Fuel expense in 2007 increased primarily due to:

☐	higher WTI prices and widening refining margins;

☐	increased consumption driven by increased volumes;

☐	a lower hedge position in 2007; and

☐	a higher rate of fuel consumption, driven by harsh weather conditions and change in traffic mix largely driven by an increase in intermodal trains.

The increase was partially offset by the favourable impact of the change in FX of approximately $23 million. Fuel price increases were also mitigated by our fuel recovery program.

9.3 MATERIALS

Materials expense includes the cost of materials used for track, locomotive, freight car, and building maintenance. Materials expense was $217.2 million in 2008, an increase of $1.7 million. This expense was $215.5 million in 2007, an increase of $2.6 million from 2006.

The 2008 increase was mainly due to higher input costs including highway vehicle fuel and the consolidation of DM&E from October 30, 2008 to December 31, 2008.

This increase was partially offset by:

☐	lower car repair and train servicing costs;

☐	recoveries from third parties; and

☐	the favourable impact of the change in FX of approximately $5 million.

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

9.4 EQUIPMENT RENTS

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. Equipment rents expense was $182.2 million in 2008, a decrease of $25.3 million. This expense was $207.5 million in 2007, an increase of $26.3 million from 2006.

The 2008 decrease was due to lower volumes, reduced leasing costs on freight cars and locomotives, higher recoveries for CP freight cars and locomotives as well as the favourable impact of the change in FX of approximately $4 million in 2008. These improvements were

2008 ANNUAL REPORT	17

partially offset by higher costs from network and supply chain disruptions and traffic imbalances.

Equipment rents expense in 2007 increased mainly due to:

☐	reductions in receipts for the use of our railcars from other railways and customers;

☐	higher equipment rental payments to other railways as a result of network disruptions, mainly driven by harsh weather conditions; and

☐	higher locomotive leasing costs, primarily driven by increased volume.

These increases were partially offset by the favourable impact of the change in FX of approximately $7 million.

9.5 DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $491.3 million in 2008, an increase of $19.3 million. This expense was $472.0 million in 2007, an increase of $7.9 million from $464.1 million in 2006. The increase in 2008 was primarily due to:

☐	additions to capital assets, especially to track;

☐	accelerated depreciation of software; and

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008 which includes amortization of fair values determined under purchase accounting.

These increases were partially offset by asset retirements.

The increase in 2007 was primarily due to additions to capital assets for track and locomotives, which were partially offset by asset retirements and rate adjustments.

9.6 PURCHASED SERVICES AND OTHER

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental remediation, property and other taxes, contractor and consulting fees, and insurance. Purchased services and other expense was $672.2 million in 2008, an increase of $54.8 million. This expense was $617.4 million in 2007, a decrease of $0.9 million from $618.3 million in 2006.

The increase in 2008 was mainly due to:

☐	casualty related expenses due to higher cost of derailments despite an improved safety performance;

☐	increased bad debt expense;

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008; and

☐	higher energy costs.

These increases were partially offset by the favourable impact of the change in FX of approximately $2 million, and CP strike-related expenses in the second quarter of 2007.

The decrease in purchased services and other expense in 2007 was mainly due to the favourable impact of the change in FX of approximately $9 million, which was mainly offset by an increase in maintenance costs for locomotives.

10.0 Other Income Statement Items

10.1 OTHER CHARGES

Other charges consist of amortization of the discounted portion of certain long-term accruals, gains and losses due to the impact of the change in FX on working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments, other non-operating expenditures and equity earnings. Other charges were $22.7 million in 2008, a decrease of $6.9 million from 2007 and were $29.6 million in 2007, an increase of $1.8 million from 2006.

The decrease in 2008 was the result of lower restructuring accretion costs and fewer losses on the sale of accounts receivable as a result of the termination of our accounts receivable program in the second quarter of 2008 (discussed further in Section 17.1 Sale of Accounts Receivable).

10.2 EQUITY INCOME IN DAKOTA, MINNESOTA & EASTERN RAILROAD

Equity income in DM&E, net of tax, was $51.3 million in 2008, an increase of $39.0 million from $12.3 million in 2007. The inclusion of equity earnings of the DM&E began in the fourth quarter of 2007 and continued until October 30, 2008, when DM&E was fully consolidated upon approval of control by the US Surface Transportation Board (“STB”) (discussed further in Section 18.0 Acquisition).

10.3 LOSS IN FAIR VALUE OF CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER

At December 31, 2008 and 2007, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments, they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity nor have they traded in an active market since. There are currently no market quotations available. As a result, the Company has classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and retained legal and financial advisors to oversee the proposed restructuring process.

On March 17, 2008, a court order was obtained which commenced the process of restructuring the ABCP under the protection of the

18	2008 ANNUAL REPORT

Companies’ Creditors Arrangement Act (“CCAA”). A vote of the holders of the ABCP approving the restructuring occurred on April 25, 2008, and on June 25, 2008 a court order sanctioning the restructuring of the ABCP was made pursuant to the CCAA.

On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information, including reports issued by Ernst & Young Inc., the Court appointed Monitor, it is estimated that at December 31, 2008, of the $143.6 million of ABCP in which the Company has invested:

☐	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset (“TA”) Tracking long-term floating rate notes with expected repayments over approximately seven and three-quarter years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

☐	$117.7 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with expected repayments over approximately eight years. The Company expects to receive replacement notes with par values as follows:

☐	Class A-1: $59.6 million

☐	Class A-2: $46.2 million

☐	Class B: $8.4 million

☐	Class C: $3.5 million

The replacement senior notes are expected to obtain an A rating while the replacement subordinated notes are likely to be unrated; and

☐	$13.4 million is represented by assets that have an exposure to US mortgages and sub-prime mortgages and assets that are held in a satellite trust that will be terminated when the restructuring is effective. On restructuring, the Company is likely to receive Ineligible Asset (“IA”) Tracking long-term floating rate notes with expected repayments over approximately five years to eight years. In addition, the Company will receive other tracking notes of approximately $1.2 million which are expected to be paid down when the restructuring is effective, with recoveries of 5.9% of principal. Certain of these notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive. DBRS has indicated that certain IA Tracking notes may be unrated.

The valuation technique used by the Company to estimate the fair value of its investment in ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent Monitor’s Reports and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at December 31, 2008 and 2007 are:

2008
Probability weighted average interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of long-term floating rate notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	rated notes(1): nil to 25% unrated notes(2): 25% to 100%

(1) TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2) Class B and Class C subordinated notes and IA Tracking notes.

2007
Probability weighted average interest rate	4.6%
Weighted average discount rate	5.3%
Expected repayments of long-term floating rate notes	five to seven years
Credit losses	nil to 50%

Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

2008 ANNUAL REPORT	19

The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with the successful approval of the restructuring plan.

In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at December 31, 2008 (2007 – $122.1 million), excluding $6.4 million of accrued interest, which has been recognized separately in the balance sheet. This represents a reduction in the estimated fair value of $49.4 million from December 31, 2007 as a result of the worsening credit markets and expected termination of certain tracking notes. Charges to income of $49.4 million before tax ($34.8 million after tax) were recorded in 2008 (2007 – $21.5 million before tax, $15.0 million after tax). These charges represent 34% of the original value (2007 – 15%), bringing the total write-down to an aggregate of approximately 49% of the original value (2007 – 15%), or 47% of the original value plus accrued interest. Sensitivity analysis is presented below for key assumptions:

Change in fair value of
(in millions of Canadian dollars)	ABCP
Probability of successful restructuring:
1 percent increase	$0.3
1 percent decrease	$(0.3)
Interest rate
50 basis point increase	$3.0
50 basis point decrease	$(3.0)
Discount rate
50 basis point increase	$(2.5)
50 basis point decrease	$2.6

Subsequent to the year end, on January 12, 2009, the Court granted an order for the implementation of the restructuring plan, for the ABCP, and the restructuring was completed on January 21, 2009. As a result CP received the following new, replacement ABCP notes with a total settlement value of $142.8 million, as follows:

☐	$12.4 million Master Asset Vehicle (“MAV”) 3 TA Tracking notes;

☐	$118.2 million MAV 2 notes with eligible assets:

☐	Class A-1: $59.3 million

☐	Class A-2: $45.9 million

☐	Class B: $8.3 million

☐	Class C: $3.5 million

☐	Class 9: $0.6 million

☐	Class 14: $0.6 million

☐	$12.2 million MAV 2 IA Tracking notes

The difference between the original cost of $143.6 million and the settlement value of $142.8 million is expected to be received as interest.

The estimated fair value of the new replacement notes received on January 21, 2009 is materially unchanged from the December 31, 2008 estimated fair value. These new replacement notes will be classified as held for trading financial assets and will be subject to mark-to-market accounting in future periods. Changes in fair value will be recorded in income as they arise.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near-term earnings.

10.4 NET INTEREST EXPENSE

Net interest expense includes interest on long-term debt and capital leases, net of interest income. Net interest expense was $261.1 million in 2008, an increase of $56.8 million. The expense was $204.3 million in 2007, an increase of $9.8 million from 2006.

The increase in 2008 was primarily due to:

☐	financing being in place for a full 12 months to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities);

☐	interest on new debt issued in May of 2008 (discussed further in Section 14.3 Financing Activities) to replace the majority of the bridge financing and permanently fund the acquisition of the DM&E; and

☐	the issuance of US$450 million Notes in May of 2007.

Net interest expense in 2007 increased primarily due to the issuance of US$450 million Notes and the use of bridge financing to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities). These increases were partially offset by higher interest income generated from higher cash balances, the repayment of a $143.0 million secured equipment loan and the favourable impact from the change in FX on US dollar-denominated interest expense.

20	2008 ANNUAL REPORT

10.5 INCOME TAXES

Income tax expense was $140.2 million in 2008, a decrease of $4.5 million from 2007. Income tax expense was $144.7 million in 2007, an increase of $34.8 million from 2006. The 2008 decrease was mainly due to lower earnings. The decrease in 2008 was also due to a future income tax benefit of $10.6 million recorded in the first quarter of 2008 and a further income tax benefit of $5.1 million recorded in the second quarter of 2008, resulting from tax rate changes implemented by provincial governments.

The 2007 increase was mainly due to an increase in FX gains on LTD and a lower future income tax benefit of $162.9 million recorded in 2007 resulting from tax rate changes implemented by the Government of Canada and certain provincial governments in 2007, compared with the impact of tax rate changes of $176.0 million in 2006.

The effective income tax rate for 2008 was 18.5%, compared with 13.3% and 12.1% for 2007 and 2006. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income, and other specified items) for 2008, 2007 and 2006 were 25.0%, 29.0% and 30.8%, respectively. In addition, the change in the normalized tax rate reflects tax planning initiatives.

We expect a normalized 2009 income tax rate of between 28% and 30%. The 2009 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 21.0 Business Risks and Enterprise Risk Management and Section 22.4 Future Income Taxes). We expect to have an increase in our cash tax payments in future years.

As part of a consolidated financing strategy, CP structures its US dollar-denominated long-term debt in different taxing jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in US subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different taxing jurisdictions can vary significantly.

11.0 Quarterly Financial Data

	2008(1)				2007
For the quarter ended
(in millions, except per share data)	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Total revenue	$1,299.7	$1,264.7	$1,220.3	$1,146.9	$1,188.3	$1,187.9	$1,215.5	$1,115.9
Operating income(2)	304.9	303.2	251.1	198.2	305.5	321.7	307.7	229.3
Net income	200.6	172.7	154.9	90.8	342.3	218.6	256.7	128.6
Income, before FX on LTD and other specified items(2)	178.3	186.4	150.4	116.4	185.1	190.3	174.8	122.6

Basic earnings per share	$1.30	$1.12	$1.01	$0.59	$2.23	$1.43	$1.66	$0.83
Diluted earnings per share	1.29	1.11	1.00	0.59	2.21	1.41	1.64	0.82
Diluted earnings per share, before FX on LTD and other specified items(2)	1.15	1.20	0.97	0.75	1.20	1.23	1.12	0.78

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the consolidated financial statements is provided in Section 6.0 Non-GAAP Earnings.

11.1 QUARTERLY TRENDS

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. The seasonality of volumes and revenues may also be impacted by extraordinary declines being experienced in manufacturing production and consumer spending in North America and globally, including the potential adverse impact of the current global credit crisis. Operating income (discussed further in Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

2008 ANNUAL REPORT	21

12.0 Fourth-Quarter Summary

12.1 BREAKOUT OF DM&E FROM Q4 2008 OPERATING RESULTS(1)

	CP	DM&E		CP
	excluding	as of		excluding	Q4 2008
	DM&E	Oct. 30,	Consolidated	DM&E	increase
(in millions)	Q4 2008	2008	Q4 2008	Q4 2007	(decrease)
Revenues
Grain	$287.5	$19.6	$307.1	$257.5	$49.6
Coal	135.4	4.1	139.5	131.2	8.3
Sulphur and fertilizers	115.9	1.6	117.5	121.2	(3.7)
Forest products	55.4	1.8	57.2	61.5	(4.3)
Industrial and consumer products	185.4	30.6	216.0	157.9	58.1
Automotive	81.3	0.3	81.6	77.0	4.6
Intermodal	338.9	–	338.9	336.3	2.6

Total freight revenues	1,199.8	58.0	1,257.8	1,142.6	115.2
Other revenues	41.4	0.5	41.9	45.7	(3.8)

Total revenues	1,241.2	58.5	1,299.7	1,188.3	111.4

Operating Expenses
Compensation and benefits	337.2	12.2	349.4	308.4	41.0
Fuel	232.4	7.1	239.5	196.3	43.2
Materials	42.4	3.5	45.9	47.9	(2.0)
Equipment rents	45.3	0.5	45.8	45.1	0.7
Depreciation and amortization	118.1	7.8	125.9	116.3	9.6
Purchased services and other	178.9	9.4	188.3	168.8	19.5

Total expenses	954.3	40.5	994.8	882.8	112.0

Operating income(2)	$286.9	$18.0	$304.9	$305.5	$(0.6)

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the consolidated financial statements is provided in Section 6.0 Non-GAAP Earnings.

12.2 OPERATING RESULTS

Operating income (discussed further in Section 6.0 Non-GAAP Earnings) for the three-month period ended December 31, 2008, was $304.9 million, a decrease of $0.6 million from $305.5 million.

The decrease in operating income was primarily due to the weakening economy which resulted in lower volumes, and a provision which was accrued for the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA (discussed further in Section 21.5.1 Regulatory Change).

This decrease was partially offset by:

☐	improved freight rates;

☐	the favourable impact of the change in FX of approximately $36 million; and

☐	the consolidation of DM&E results from October 30, 2008 to December 31, 2008.

We reported net income of $200.6 million in the fourth quarter of 2008, a decrease of $141.7 million from $342.3 million in 2007.

The decrease in net income was mainly due to a future income tax benefit of $145.8 million recorded in the fourth quarter of 2007 as a result of Canadian rate reductions applied to opening future income tax balances (discussed further in Section 10.0 Other Income Statement Items).

Diluted EPS was $1.29 in the fourth quarter of 2008, a decrease of $0.92 from $2.21 in 2007. This was primarily due to lower net income in the fourth quarter of 2008, mainly caused by the future income tax benefit recorded in the fourth quarter of 2007.

In the fourth quarter of 2008, GTMs were approximately 57.5 billion, a decrease of 7.4%. RTMs were approximately 29,825 million, a

22	2008 ANNUAL REPORT

decrease of 8.3%. The decrease in GTMs and RTMs was primarily due to:

☐	the economic downturn;

☐	lower intermodal volumes due to reduced demand for both domestic and international shipments;

☐	reduced shipments of potash, sulphur & fertilizers, caused partially by customer production issues; and

☐	decreased demand for lumber and panel products caused by a continued slowdown in the US housing market.

This decrease was partially offset by the inclusion of DM&E volumes from October 30, 2008 to December 31, 2008.

12.3 NON-GAAP EARNINGS

A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income as presented in the consolidated financial statements for the fourth quarters of 2008 and 2007, is included in Section 6.0 Non-GAAP Earnings.

Income, before FX on LTD and other specified items, was $178.3 million in the fourth quarter of 2008, a decrease of $6.8 million from $185.1 million. The decrease was mainly driven by a decrease in operating income excluding the DM&E and an increase in interest expense. These items were partially offset by the increase in income from the consolidation of the DM&E and lower foreign exchange losses.

12.4 REVENUES

Total revenues were $1,299.7 million in fourth-quarter 2008, an increase of $111.4 million from $1,188.3 million. This increase was primarily driven by:

☐	the favourable impact of the change in FX of approximately $101 million;

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008; and

☐	an improvement of freight rates.

This increase was partially offset by lower volumes due to declining economic conditions.

12.4.1 Grain

Grain revenues in the fourth quarter of 2008 were $307.1 million, an increase of $49.6 million from $257.5 million. This increase was primarily driven by:

☐	the favourable impact of the change in FX of approximately $28 million;

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008; and

☐	improved freight rates.

This increase was partially offset by a provision for the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA (discussed further in Section 21.5.1 Regulatory Change). These increases were also partially offset by lower US grain shipments due to reduced export demand.

12.4.2 Coal

Coal revenues were $139.5 million in fourth-quarter 2008, an increase of $8.3 million from $131.2 million. The increase in revenues was primarily due to:

☐	an improvement in freight rates;

☐	the favourable impact of the change in FX of approximately $5 million; and

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008.

This increase was partially offset by reduced volumes due to outages at our largest customer and an overall reduced demand for metallurgical coal.

12.4.3 Sulphur and Fertilizers

Sulphur and fertilizers revenues were $117.5 million in the fourth quarter of 2008, a decrease of $3.7 million from $121.2 million. This decrease was mainly due to the impact of the global credit crisis on demand, high retailer inventories, and production issues at several of our customers.

This decrease was partially offset by:

☐	the favourable impact of the change in FX of $10 million;

☐	an improvement in freight rates; and

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008.

12.4.4 Forest Products

Forest products revenues were $57.2 million in the fourth quarter of 2008, a decrease of $4.3 million from $61.5 million. This decrease was mainly due to soft demand for lumber and panel products caused by a continued slowdown in the US housing market which has lead to continued customer plant curtailments and closures.

This decrease was partially offset by the favourable impact of the change in FX of $9 million and an improvement in freight rates.

12.4.5 Industrial and Consumer Products

Industrial and consumer products revenues were $216.0 million in the fourth quarter of 2008, an increase of $58.1 million from $157.9 million. The increase was primarily due to:

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008;

☐	the favourable impact of the change in FX of approximately $25 million; and

☐	an improvement in freight rates.

This increase was partially offset by lower demand caused by declining economic conditions in steel, construction, and manufacturing industries.

2008 ANNUAL REPORT	23

12.4.6 Automotive

Automotive revenues were $81.6 million in fourth-quarter 2008, an increase of $4.6 million from $77.0 million. This increase was primarily due to improvements in freight rates and the favourable impact of the change in FX of approximately $10 million.

This increase was partially offset by a decline in volumes as vehicle sales have declined significantly in the US and Canada.

12.4.7 Intermodal

Intermodal revenues grew in the fourth quarter of 2008 to $338.9 million, an increase of $2.6 million from $336.3 million. These increases were primarily due to the favourable impact of the change in FX of approximately $13 million and improvements in freight rates. This increase was partially offset by lower volumes due to reduced demand for both domestic and international shipments.

12.4.8 Other Revenues

Other revenues were $41.9 million in the fourth quarter of 2008, a decrease of $3.8 million from $45.7 million. The decrease was primarily due to lower land sales.

12.5 OPERATING EXPENSES

Operating expenses in the fourth quarter of 2008 were $994.8 million, an increase of $112.0 million from $882.8 million.

This increase was primarily due to the unfavourable impact of the change in FX of approximately $66 million and the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008.

12.5.1 Compensation and Benefits

Compensation and benefits expense in fourth-quarter 2008 was $349.4 million, an increase of $41.0 million from $308.4 million. The increase was primarily driven by:

☐	the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008;

☐	the unfavourable impact of the change in FX of approximately $12 million of 2008;

☐	the impact of reduced costs from restructuring initiatives in the fourth quarter of 2007;

☐	wage and benefit increases; and

☐	higher stock-based compensation expense due to losses on our TRS (discussed further in Section 16.7.1 Total Return Swap).

The increase was partially offset by lower train starts which resulted in reduced number of train crews and by reduced pension expense.

12.5.2 Fuel

Fuel expense was $239.5 million in fourth-quarter 2008, an increase of $43.2 million from $196.3 million in 2007. The increase was primarily driven by:

☐	the unfavourable impact in the change in FX of approximately $31 million;

☐	losses realized on our fuel hedging program; and

☐	the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008.

The increase was partially offset by lower train starts. Fuel price increases were also mitigated by our fuel recovery program (the benefits of which are reflected in freight revenues).

12.5.3 Materials

Materials expense was $45.9 million in the fourth quarter of 2008, a decrease of $2.0 million from $47.9 million. The decrease was primarily due to recoveries from third parties and the lower cost of materials used for freight car repairs and train servicing, primarily driven by reductions in wheel consumption and material prices. This was partially offset by the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008 and the unfavourable impact of the change in FX of approximately $3 million.

12.5.4 Equipment Rents

Equipment rents expense was $45.8 million in the fourth quarter of 2008, an increase of $0.7 million from $45.1 million. The increase was primarily due to the unfavourable impact of the change in FX of approximately $8 million, increased car hire payments due to network disruptions and traffic imbalances. This increase was partially offset by:

☐	lower volumes;

☐	fewer leased locomotives on the property; and

☐	reduced lease rates on intermodal equipment.

12.5.5 Depreciation and Amortization

Depreciation and amortization expense was $125.9 million in fourth-quarter 2008, an increase of $9.6 million from $116.3 million, largely due to the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008 which includes amortized fair values determined under purchase accounting and the unfavourable impact of the change in FX of approximately $3 million. This increase was partially offset by the favourable impact of depreciation rate revisions.

12.5.6 Purchased Services and Other

Purchased services and other expense was $188.3 million in fourth-quarter 2008, an increase of $19.5 million from $168.8 million. The increase was mainly due to:

☐	the unfavourable impact of the change in FX of approximately $10 million;

☐	the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008;

☐	increased allowance for doubtful accounts reflecting uncertain economic conditions; and

☐	higher casualty related expenses.

24	2008 ANNUAL REPORT

These increases were partially offset by:

☐	the recognition of anticipated future environmental costs at certain identified sites across our network in the fourth quarter of 2007;

☐	the recognition of third party recoveries; and

☐	lower travel and consulting costs.

12.6 OTHER INCOME STATEMENT ITEMS

In the fourth quarter of 2008 there was a loss due to FX on LTD of $3.9 million, as the Canadian dollar weakened to $1.2180 from $1.0642 at September 30, 2008. In the fourth-quarter 2007, there was a gain due to FX on LTD of $8.3 million as a result of a strengthening of the Canadian dollar against the US dollar.

Other charges was an expense of $8.3 million in the fourth quarter of 2008, a decrease of $0.2 million from a $8.5 million expense in fourth-quarter 2007.

Equity income in DM&E was $10.4 million in the fourth quarter of 2008, a decrease of $1.9 million from $12.3 million in 2007.

Net interest expense was $73.8 million in fourth-quarter 2008, an increase of $10.4 million from $63.4 million in the same period of 2007. This increase was primarily due to the unfavourable impact from the change in FX on US dollar-denominated interest expense of approximately $11 million and lower interest revenue due to lower rates and deposits. This increase was partially offset by increased capitalization of interest expense incurred for long-term capital projects.

12.7 LIQUIDITY AND CAPITAL RESOURCES

For the three months ended December 31, 2008, we held $117.6 million in cash and cash equivalents, which was an increase of $19.7 million compared with the three months ended September 30, 2008. For the three months ended December 31, 2007, we held $378.1 million in cash and cash equivalents, which was an increase of $38.9 million compared with the three months ended September 30, 2007. The lower increase in cash and cash equivalents during the fourth quarter of 2008 was primarily due to increased cash used in financing activities as a result of the repayment of short-term borrowing and long-term debt (discussed further in Section 14.3 Financing Activities), partially offset by proceeds from the sale and refinancing of equipment and increased cash from operations.

13.0 Changes in Accounting Policy

13.1 2008 ACCOUNTING CHANGES

13.1.1 Financial Instruments and Capital Disclosures

The CICA issued the following accounting standards effective for fiscal periods beginning in 2008: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation”, and Section 1535 “Capital Disclosures”.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” revise disclosure requirements related to financial instruments, including hedging instruments.

Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.

These new accounting standards have not impacted the amounts reported in the Company’s financial statements; however, they have resulted in expanded note disclosure (see Note 16 and Note 23).

13.1.2 Inventories

The CICA issued accounting standard Section 3031 “Inventories” which became effective January 1, 2008. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not impact the Company’s financial statements.

13.2 FUTURE ACCOUNTING CHANGES

13.2.1 Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 will be adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company will record certain expenditures related to a pre-operating period as expenses, rather than recording them as assets in “Other assets and deferred charges” and “Net properties”. The adoption of Section 3064 will result in a reduction to opening retained income of $6.0 million at January 1, 2006, an increase to “Purchased services and other” expense of $6.6 million in 2008 (2007 – $0.8 million, 2006 – $1.3 million) and a decrease to “Income tax expense” of $2.6 million in 2008 (2007 – $0.3 million, 2006 – $0.5 million).

13.2.2 Credit risk and the fair value of financial assets and financial liabilities

On January 20, 2009, the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should

2008 ANNUAL REPORT	25

be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The Company is currently evaluating the impact of the adoption of this new abstract.

13.2.3 Business Combinations, consolidated financial statements and non-controlling interests

In January 2009, CICA has issued three new standards.

Business combinations, Section 1582

This section which replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 “Consolidated and Separate Financial Statement” (January 2008). This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. As such, adoption of these standards by the Company is not expected unless they are early adopted. Early adoption is permitted, however, the early adoption of one of the three standards would require adoption of the other two standards. At this point the Company does not intend to early adopt. The Company is currently evaluating the impact of the adoption of these new standards.

13.2.4 International Financial Reporting Standards (IFRS)

On February 13, 2008, the Accounting Standards Board (“AcSB”) of the Canadian Institute of Chartered Accountants announced that Canadian publicly accountable enterprises are required to adopt International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”), effective January 1, 2011. In June 2008, the Canadian Securities Administrators (“CSA”) proposed that Canadian public companies which are also Securities and Exchange Commission (“SEC”) registrants, such as CP, could retain the option to prepare their financial statements under US GAAP instead of IFRS. In November 2008, the SEC published for comment a proposed roadmap that could result in US issuers being required to adopt IFRS using a phased in approach based on market capitalization, starting in 2014.

IFRS may require increased financial statement disclosure as compared to Canadian GAAP. Although IFRS uses a conceptual framework similar to Canadian GAAP, differences in accounting policies will need to be addressed by the Company. The Company is currently considering the impact a conversion to IFRS or US GAAP would have on its financial statements.

We commenced our IFRS conversion project in 2008 and we have established a formal project governance structure. This structure includes a steering committee consisting of senior levels of management from finance, information technology and investor relations, among others. There has been, and will continue to be, regular reporting to senior executive management and to the Audit, Finance and Risk Management Committee of our Board of Directors. We have also engaged an external expert advisor.

Our project consists of four phases: diagnostic; planning; design and development; and implementation. We have completed the diagnostic phase which involved a high level review of the major differences between current Canadian GAAP, US GAAP and IFRS.

We have also completed the planning for our project retaining flexibility within our plans to be able to adapt to unexpected developments. We are now in the design and development phase of our project. We are assessing IFRS accounting policy options and making appropriate recommendations. Cross-functional work teams are also developing the accounting system change requirements that will be implemented. These work teams will also identify and implement appropriate controls for manual processes and accounting systems that will change as a result of the adoption of IFRS.

We are closely monitoring regulatory developments made by the CSA and the SEC and developments in accounting made by the AcSB and the IASB that may affect the timing, nature or disclosure of our adoption of IFRS. Assessment of these developments will determine whether CP adopts IFRS or US GAAP, as the basis of its public financial reporting from 2011.

14.0 Liquidity and Capital Resources

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19.0 Contractual Commitments and Section 20.8 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 21.3 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, up to 13,900,000 CP common shares at a price of $36.75. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately

26	2008 ANNUAL REPORT

$511 million (proceeds net of fees and issue costs are approximately $490 million) (discussed further in Section 20.1.1 Prospectus offering subsequent to year-end).

14.1 OPERATING ACTIVITIES

Cash provided by operating activities was $1,079.1 million in 2008, a decrease of $254.4 million from 2007. Cash provided by operating activities was $1,333.5 million in 2007, an increase of $284.3 million from 2006.

The decrease in 2008 was primarily due to the impact to working capital from the termination of our accounts receivable securitization program, lower earnings, higher income tax payments, and increased pension contributions.

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

14.2 INVESTING ACTIVITIES

Cash used in investing activities was $856.1 million in 2008, a decrease of $1,658.2 million from 2007. Cash used in investing activities was $2,514.3 million in 2007, an increase of $1,820.6 million from 2006. Cash used in investing activities was lower in 2008, primarily due to the acquisition of DM&E in 2007 as well as the reclassification of ABCP in 2007.

Cash used in investing activities was higher in 2007 primarily due to the acquisition of DM&E, increased capital expenditures, and the reclassification of ABCP in the third quarter of 2007 (discussed further in this section and Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

Additions to properties (“capital investment”) in 2009 are expected to be in the range of $800 million to $820 million which is a reduction of approximately $200 million when compared with the combined CP and DM&E cash capital investment for the full year in 2008. This outlook assumes an average currency exchange rate of $1.25 per US dollar. While there will be modest reductions in programs for the maintenance and upgrade of rail, ballast, crossties and other basic right-of-way infrastructure components, CP will be temporarily reducing investments in information technology and it will also postpone planned increases of capacity through upgraded track and signalling systems. Compared to 2008, CP is also reducing investments in modifications and upgrades to the freight car fleet.

We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt and equity. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.

14.3 FINANCING ACTIVITIES

Cash used in financing activities was $511.5 million as compared to cash provided by financing activities of $1,453.5 million in 2007. The increase in cash used in financing activities in 2008 of $1,965.0 million was mainly due to an increase in repayment of long-term debt, as well as a net decrease in issuance of long-term debt as compared to 2007.

The increase in 2007 was primarily due to:

☐	the US$1.27 billion bridge financing to fund the acquisition of DM&E (discussed further in this section);

☐	the issuance of US$450 million of 5.95% 30-year Notes, which are unsecured and carry a negative pledge, for net proceeds of CAD$485.1 million; and

☐	short-term borrowings of $229.7 million.

These increases were partially offset by the repayment of two debt instruments, a $143.0 million secured equipment loan and a $19.0 million obligation under a capital lease.

CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion Medium Term Note prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale. This allowed CP to issue US$450 million of 5.95% 30-year Notes in May 2007 under the US-dollar base shelf prospectus which was used to repay long-term debt, to repurchase CP shares through normal course issuer bids (discussed further in Section 15.5 Share Capital), and to partially finance the acquisition of DM&E on October 4, 2007.

In October 2007, CP entered into an eighteen-month US$1.8 billion credit agreement to provide bridge financing specifically to fund the acquisition of DM&E (discussed further in Section 18.0 Acquisition). The credit facility bears interest at a variable rate based on LIBOR. On October 4, 2007, CP drew down US$1.27 billion from this credit agreement to fund the acquisition of DM&E.

In May 2008, CP issued the following debt to replace the bridge financing for the acquisition of DM&E:

☐	US$400 million of 5.75% five-year Notes;

☐	US$300 million of 6.50% 10-year Notes; and

☐	CAD$375 million of 6.25% 10-year Medium Term Notes.

During 2008, the entire draw-down from the bridge financing credit agreement was repaid using the proceeds from the issuances of debt noted above and free cash which was generated throughout the year.

At December 31, 2008, CP had available as sources of financing, unused credit facilities of up to $459 million.

14.3.1 Net-debt to Net-debt-plus-equity Ratio

At December 31, 2008, our net-debt to net-debt-plus-equity ratio (discussed further in Section 6.0 Non-GAAP Earnings) increased to 44.3%, compared with 42.5% and 37.2% at December 31, 2007 and 2006, respectively. The increase in 2008 was primarily due to the impact of the weaker Canadian dollar on US dollar-denominated

2008 ANNUAL REPORT	27

debt at December 31, 2008, compared with December 31, 2007. This was partially offset by an increase in equity driven by earnings and the repayment of long-term debt.

The increase in 2007 was primarily due to:

☐	the bridge financing obtained for the acquisition of DM&E;

☐	an increase in short-term borrowing of $229.7 million; and

☐	the investment in ABCP (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper).

These increases were partially offset by an increase in equity driven by earnings and the impact of the strengthening of the Canadian dollar.

14.3.2 Interest-Coverage Ratio

At December 31, 2008, our interest-coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 4.2, compared with 5.6 for the same period in 2007. This decrease was primarily due to a higher interest expense as a result of an increase in debt to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities).

The Company believes that the interest-coverage ratio remains within reasonable limits, in light of the relative size of the Company and its capital management objectives.

Interest-coverage ratio is a non-GAAP measure that is calculated, on a twelve-month rolling basis, as revenues less operating expenses, less other charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.

14.3.3 Security Ratings

Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P and DBRS ratings have a negative outlook, while the rating of Moody’s has a stable outlook.

14.4 FREE CASH

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, and changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program (discussed further in Section 17.1 Sale of Accounts Receivable), and the investment in ABCP. Free cash is adjusted for the DM&E acquisition and the investment in ABCP, as these are not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.

We generated free cash of $230.9 million in 2008 compared with $303.4 million in 2007 and $244.9 million in 2006. The decrease in free cash in 2008 was primarily due to a decrease in cash generated by operating activities (as discussed in Section 14.1 Operating Activities), partially offset by the favourable effect of foreign currency fluctuations on US dollar-denominated debt.

The increase in 2007, compared with 2006, was largely due to the increase in cash generated by operating activities (as discussed in Section 14.1 Operating Activities), partially offset by increased capital spending, lower proceeds from disposal of transportation properties and a higher dividend payment.

28	2008 ANNUAL REPORT

CALCULATION OF FREE CASH

(reconciliation of free cash to GAAP cash position)
For the year ended December 31 (in millions)	2008(7)	2007(6)	2006(6)
Cash provided by operating activities(1)	$1,079.1	$1,333.5	$1,049.2
Cash used in investing activities	(856.1)	(2,514.3)	(693.7)
Add back reclassification of ABCP(2)	–	143.6	–
Dividends paid	(148.7)	(133.1)	(112.4)
Add back acquisition of DM&E(3)	8.6	1,492.6	–
Termination of accounts receivable securitization program(4)	120.0	–	–
Foreign exchange effect on cash(6)	28.0	(18.9)	1.8

Free cash(5)	230.9	303.4	244.9
Cash provided by (used in) financing activities, excluding dividend payment	(362.8)	1,586.6	(242.4)
Reclassification of ABCP(2)	–	(143.6)	–
Acquisition of DM&E(3)	(8.6)	(1,492.6)	–
Accounts receivable securitization program(4)	(120.0)	–	–

(Decrease) increase in cash, as shown on the Statement of Consolidated Cash Flows	(260.5)	253.8	2.5
Net cash and cash equivalents at beginning of year	378.1	124.3	121.8

Net cash and cash equivalents at end of year	$117.6	$378.1	$124.3

(1) Cash provided by operating activities includes $120.0 relating to the termination of the accounts receivable securitization program. This amount is subsequently added back to arrive at free cash.

(2) The reclassification of ABCP is discussed further in Section 10.3 Change in Fair Value of Canadian Third Party Asset-backed Commercial Paper.

(3) The acquisition of DM&E is discussed further in Section 18.0 Acquisition.

(4) The termination of accounts receivable securitization program is discussed further in Section 17.1 Sale of Accounts Receivable.

(5) Free cash has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0 Non-GAAP Earnings.

(6) Certain figures, previously reported for 2007 and 2006, have been reclassified to conform with the basis of presentation adopted in the current year.

(7) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

15.0 Balance Sheet

15.1 ASSETS

Assets totalled $15,469.8 million at December 31, 2008, compared with $13,365.0 million at December 31, 2007 and $11,415.9 million at December 31, 2006.

The increase in assets in 2008 reflects the consolidation of the DM&E assets. Previously, the DM&E assets, net of liabilities, were recorded as investments.

The increase in assets in 2007 was mainly due to an increase in cash and investments including our investment in DM&E (discussed further in Section 18.0 Acquisition).

15.2 TOTAL LIABILITIES

Our combined short-term and long-term liabilities were $9,476.4 million at December 31, 2008, compared with $7,907.1 million at December 31, 2007 and $6,559.4 million at December 31, 2006.

This increase in total liabilities in 2008 was mainly due to:

☐	an increase in long-term debt, driven by the impact of foreign exchange;

☐	an increase in future income taxes (discussed further in Section 22.4 Future Income Taxes); and

☐	an increase in deferred liabilities mainly due to the increases in cost of the TRS (discussed further in Section 16.7.1 Total Return Swap) and the consolidation of DM&E’s liabilities.

These increases were partially offset by the net effect of the repayment of bridge financing which was replaced by the issuance of long-term notes.

The increase in total liabilities in 2007 was due mainly to:

☐	an increase in short-term borrowing;

☐	an increase in long-term debt resulting from the issuance in second-quarter 2007 of US$450 million of 5.95% 30-year Notes (net proceeds of $485.1 million), which are unsecured but carry a negative pledge; and

2008 ANNUAL REPORT	29

☐	bridge financing to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities).

These increases were partially offset by the repayment of a $143.0 million secured equipment loan in the first quarter of 2007 and a $19.0 million obligation under capital lease, as well as FX gains on LTD.

15.3 ACCUMULATED OTHER COMPREHENSIVE INCOME

Effective January 1, 2007, new accounting standards were introduced affecting how CP accounts for certain unrealized gains and losses by creating a new category of equity called Accumulated other comprehensive income (“AOCI”). Amounts previously reported as “Foreign currency translation adjustment” were reclassified to AOCI retroactively. Unrealized gains and losses on hedges net of related future income taxes were transferred to AOCI prospectively.

15.4 EQUITY

At December 31, 2008, our Consolidated Balance Sheet reflected $5,993.4 million in equity, compared with an equity balance of $5,457.9 million at December 31, 2007 and $4,856.5 million at December 31, 2006. This increase in equity was primarily due to growth in retained income driven by net income, growth in AOCI and the issuance of Common Shares for stock options exercised, partially offset by dividends.

15.5 SHARE CAPITAL

CP is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At February 23, 2009, 167,981,468 Common Shares and no Preferred Shares were issued and outstanding.

We also have a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At January 31, 2009, 7.6 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 2.4 million Common Shares have been reserved for issuance of future options.

From time to time, the Company repurchases its own shares for cancellation. Purchases are typically made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.

On June 1, 2006, we completed the filings for a normal course issuer bid (the “2006 NCIB”) to enable us, during June 6, 2006 to June 5, 2007, to purchase for cancellation up to 3,936,000, or 2.5% of our 158,321,252 Common Shares outstanding as of May 31, 2006. The filing was necessary to effect the repurchase of up to 5,500,000 Common Shares in the calendar year 2006, as authorized by our Board of Directors on February 21, 2006 (representing 3.5% of our Common Shares outstanding as of December 31, 2005). Of the 3,936,000 shares authorized under the 2006 NCIB, 3,435,992 shares were purchased in 2006 at an average price per share of $56.66 and 249,990 shares were purchased in 2007 at an average price per share of $64.11.

On March 1, 2007, we announced our intention, subject to regulatory approval, to purchase up to 5,500,000 shares during 2007, by way of normal course issuer bid purchases or private agreement purchases. On March 26, 2007, we completed the filings for a normal course issuer bid (the “2007 NCIB”) to enable us, during March 28, 2007 to March 27, 2008, to purchase for cancellation up to 4,975,000, or 3.2% of our 155,534,263 Common Shares outstanding as of March 15, 2007.

On April 24, 2007, we received approval from our Board of Directors, subject to regulatory approval, to amend our existing 2007 NCIB to permit the purchase for cancellation of up to 15,500,000 of our outstanding Common Shares during 2007 and, if not completed in 2007, in 2008. This represents approximately 10% of the public float of our Common Shares outstanding at March 15, 2007. On April 27, 2007, our 2007 NCIB was amended to increase the number of shares CP may purchase. The increase allowed CP to purchase up to 15,250,010 of its common shares during the 12-month period ending March 27, 2008. This represented approximately 9.8% of the public float of common shares outstanding on March 15, 2007, the date of CP’s previously filed notice. Of the shares authorized under the 2007 NCIB, 2,684,800 shares were purchased by September 30, 2007 at an average price per share of $73.64.

During the third quarter of 2007, the share buyback program was suspended and no further shares were repurchased in anticipation of the acquisition of the DM&E.

In addition to the normal course issuer bids, CP purchased 275,000 shares privately for cancellation on March 29, 2007 at an average price of $63.12 pursuant to a notice of intention to make an exempt issuer bid filed on March 23, 2007. During 2007 a total of 3,209,790 shares were repurchased at an average share price of $71.99. There were no shares repurchased during 2008. As of December 31, 2008, the program had not been reinstated and has now expired. On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, up to 13,900,000 CP common shares at a price of $36.75. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $490 million) (discussed further in Section 20.1.1 Prospectus offering subsequent to year-end).

30	2008 ANNUAL REPORT

15.6 DIVIDENDS

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date
$0.1875	March 31, 2006	April 24, 2006
$0.1875	June 30, 2006	July 31, 2006
$0.1875	September 29, 2006	October 30, 2006
$0.1875	December 29, 2006	January 29, 2007
$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009

16.0 Financial Instruments

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

16.1 FAIR VALUE OF NON-DERIVATIVE FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. We use the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

16.1.1 Loans and receivables

“Accounts receivable and other current assets” – The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

“Investments” – Long-term receivable balances are carried at amortized cost based on an initial fair value determined using discounted cash flow analysis using observable market-based inputs.

16.1.2 Financial liabilities

“Accounts payable and accrued liabilities” and “short-term borrowings” – The carrying amounts included in the Consolidated Balance Sheet approximate fair value because of the short maturity of these instruments.

“Deferred liabilities” – Contractual amounts payable over a period greater than one year are valued at an amount equal to the discounted future cash flow using a discount rate that reflects market prices to settle liabilities with similar terms and maturities.

“Long-term debt” – The carrying amount of long-term debt is at amortized cost based on an initial fair value as determined at the time using the quoted market prices for the same or similar debt instruments.

16.1.3 Available for sale

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

16.1.4 Held for trading

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

“Investments” – ABCP (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper) is carried at fair value, which has been determined using valuation

2008 ANNUAL REPORT	31

techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

16.1.5 Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of approximately $4,729.8 million and a fair value of approximately $4,198.9 million at December 31, 2008.

16.2 DERIVATIVE FINANCIAL INSTRUMENTS

Commencing January 1, 2007, all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Prior to 2007, only derivative instruments that did not qualify as hedges or were not designated as hedges were carried at fair value on the Consolidated Balance Sheet in “Other assets and deferred charges” or “Deferred liabilities”. Gains and losses arising from derivative instruments will affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gains) losses on long-term debt” and “Net interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive loss”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should the hedging of a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “AOCI” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “AOCI” until the related hedged item settles, at which time amounts recognized in “AOCI” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the consolidated financial statements.

Prior to January 1, 2007, if a derivative was not an effective hedge, its book value was adjusted to its market value each quarter and the associated gains or losses were included in “Other charges” on our Statement of Consolidated Income.

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

16.3 CREDIT RISK

We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.

16.4 INTEREST RATE MANAGEMENT

16.4.1 Interest Rate Swaps

In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million to convert a portion of our US$400 million 6.25% Notes to floating-rate debt. We pay an average floating rate that fluctuates quarterly based on LIBOR. These swaps expire in 2011 and are accounted for as a fair value hedge. Accounting for these notes at the floating interest rate decreased “Net interest expense” on our Statement of Consolidated Income by $3.1 million in 2008 (2007 – increased by $1.1 million). At December 31, 2008, an unrealized gain, derived from the fair value of the swaps, of $20.9 million was reflected in “Accounts receivable and other current assets” and “Other assets and deferred charges” with the offset reflected in “Long-term debt” on our Consolidated Balance Sheet (2007 – $5.5 million). The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps are fully effective.

16.4.2 Interest and Treasury Rate Locks

During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued (new debt issued in 2008 is discussed further in 14.3 Financing Activities). These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation, losses of $1.1 million due to some ineffectiveness were recognized and recorded in net income during 2008. Effective hedge losses of $28.7 million were deferred in accumulated other comprehensive income and will be amortized in earnings over 30 years as an adjustment to interest expense.

At December 31, 2008, net unamortized gains for previously settled interest and treasury rate locks of $1.2 million was reflected in

32	2008 ANNUAL REPORT

“AOCI” on the Consolidated Balance Sheet (2007 – losses of $2.0 million). These gains and losses are being amortized to income as interest is paid on the related debt.

The amortization of these gains and losses resulted in an increase in interest expense and “Other comprehensive income” on the Statement of Consolidated Income of $3.3 million in 2008 (2007 – $3.2 million).

16.5 FOREIGN EXCHANGE MANAGEMENT

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

16.5.1 Foreign Exchange Forward Contracts on Revenue

From time to time, we hedge a portion of our US dollar-denominated freight revenues earned in Canada by selling forward US dollars. We had no forward sales of US dollars outstanding at December 31, 2008 nor at December 31, 2007. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss on forward contracts for 2008 or 2007 as no forward hedges settled, compared with realized gains of $3.9 million in 2006.

16.5.2 Currency Forward on Long-term Debt

In June 2007, the Company entered into a foreign exchange forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% Note matures in October 2011. During the year ended December 31, 2008, the Company recorded a gain on this derivative of $73.0 million, to “Foreign exchange (gain) loss on long-term debt”. The unrealized gain on the forward of $57.3 million (December 31, 2007 – unrealized loss of $15.7 million) was included in “Other assets and deferred charges”. The fair value was calculated by using the forward curve from Bloomberg and discounting the future cash flow using the applicable bond yield.

16.6 FUEL PRICE MANAGEMENT

Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.

16.6.1 Crude Oil Swaps

From time to time, CP may enter into crude oil or diesel swap contracts to help mitigate future price increases related to the purchase of fuel. As both fuel purchases and commodity swap contracts have an element of FX variability, the Company may also enter into FX forward contracts to manage this element of fuel-price risk. Gains and losses on the commodity swaps coupled with gains and losses on FX forward contracts partially offset changes in the cash cost of fuel.

Commodity swap contracts and FX forward contracts are accounted for as cash flow hedges. Unrealized gains or losses related to the effective portion of these swaps are deferred in “AOCI” on the Consolidated Balance Sheet until the related fuel purchases are realized, at which time the gains and losses are recorded in income.

The fair value of commodity swaps was derived using the current market value of WTI or diesel, as quoted by independent third parties. The fair value of foreign currency forward contracts was calculated utilizing forward curves from Bloomberg. These commodity swap contracts and forward contracts settle in 2009.

At December 31, 2008, the fair value of our crude swaps was $3.2 million resulting in the recognition of an unrealized gain in “Accounts receivable and other current assets” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet. During 2008, the change in fair value of $18.2 million, before tax, resulted in a decrease to “Other comprehensive income” on our Consolidated Statement of Comprehensive Income.

At December 31, 2008, the fair value of our diesel swaps was $4.5 million resulting in the recognition of an unrealized loss in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet. During 2008, the change in fair value of $4.4 million, before tax, resulted in a decrease to “Other comprehensive income” on our Consolidated Statement of Comprehensive Income.

At December 31, 2008, the fair value of the forward purchases of US dollars was $0.1 million. This unrealized loss was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “AOCI” on our Consolidated Balance Sheet. During 2008, the change in fair value of $3.5 million, before tax, resulted in an increase to “Other comprehensive income” on our Consolidated Statement of Comprehensive Income.

In 2008, “Fuel expense” was reduced by $4.3 million (2007 – $16.5 million) as a result of $6.1 million in realized gains (2007 – $19.1 million) arising from settled swaps, partially offset by $1.8 million in realized losses (2007 – $2.6 million) arising from the settled FX forward contracts. Included in the $6.1 million realized gains on commodity swaps in 2008 were $9.7 million in realized losses (2007 – realized gains $1.7 million) from settled derivatives that were not designated as hedges.

For every US$1.00 increase in the price of WTI, fuel expense before hedging will increase by approximately $7 to $8 million, assuming current FX rates and fuel consumption levels. At December 31, 2008 we had fuel hedges for approximately 11% of our first quarter 2009 estimated fuel purchases and 2% to 3% for the balance of 2009. There are no hedges in place for purchases in 2010 and beyond. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel recoveries.

16.7 STOCK-BASED COMPENSATION EXPENSE MANAGEMENT

16.7.1 Total Return Swap (“TRS”)

During May 2006, CP entered into a TRS to reduce the volatility and total cost to the Company over time of four stock-based

2008 ANNUAL REPORT	33

compensation programs: share appreciation rights (“SAR”), deferred share units (“DSU”), restricted share units (“RSU”) and performance share units (“PSU”) (discussed further in Section 20.6 Stock Price). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS partially offset the costs and benefits recognized in these stock-based compensation programs due to fluctuations in share price during the period the TRS is in place. “Compensation and benefits” expense on our Statement of Consolidated Income included an unrealized loss on these swaps of $64.1 million in 2008 (2007 – $2.6 million). At December 31, 2008, the unrealized loss of $67.9 million on the TRS was included in “Deferred liabilities” on our Consolidated Balance Sheet (2007 – $3.8 million). This reflects the decline in the market value of our common shares of $23.24 per share on the Toronto Stock Exchange in 2008 (from $64.22 at December 31, 2007 to $40.98 at December 31, 2008).

17.0 Off-Balance Sheet Arrangements

17.1 SALE OF ACCOUNTS RECEIVABLE

During the second quarter of 2008, our accounts receivable securitization program was terminated and settled. At December 31, 2008, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $nil million (2007 and 2006 – $120.0 million). Losses of $2.7 million on the securitization program in 2008 (2007 – losses of $5.8 million; 2006 – $5.0 million) were included in “Other charges” on our Statement of Consolidated Income.

Proceeds from collections reinvested in the accounts receivable securitization program were $595.4 million for year ended December 31, 2008, compared with $1,478.9 million for 2007. We have complied with all termination tests during the program.

17.2 GUARANTEES

At December 31, 2008, we have certain residual value guarantees on certain leased equipment of $194.6 million, compared with $321.7 million at December 31, 2007. As at December 31, 2008, residual value guarantees for the DM&E of $12.7 million have been consolidated into the $194.6 million, compared with $11.0 million for 2007. Management estimates that we will have no net payments under these residual guarantees. We have accrued for all guarantees where performance under these guarantees is expected (discussed further in Note 25 to the 2008 consolidated financial statements). These accruals do not include any amounts for residual value guarantees.

18.0 Acquisition

18.1 DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION

In September 2007, the Company entered into an agreement to acquire all of the issued and outstanding shares of DM&E, a Class II railroad with 1,068 employees, 2,500 miles of track, including approximately 500 miles of trackage rights and rolling stock that includes approximately 8,200 rail cars and 165 locomotives, in the US Midwest and primary customers in agri-products and merchandise. DM&E connects with CP at Minneapolis, Chicago and Winona (Minnesota) and connects with and interchanges with all Class I railroads. DM&E serves eight states: Illinois, Minnesota, Iowa, Wisconsin, Missouri, South Dakota, Wyoming and Nebraska. DM&E’s freight revenues are derived principally from transporting grain, industrial products and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the US. No decision will be made by the Corporation on whether to construct a line of railway into the PRB until certain milestones have been met.

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E for a purchase price of approximately US$1.5 billion, including acquisition costs. Future contingent payments of up to approximately US$1.05 billion, plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain associated traffic volume targets. Any contingent payments that may become payable would be recorded as an increase in the purchase price. The acquisition has been financed with cash on hand and debt (discussed further in Section 14.3 Financing Activities).

The purchase was subject to review and approval by the STB, during which time the shares of DM&E were placed in a voting trust. The STB approved the application to acquire control on September 30, 2008 effective October 30, 2008. Prior to October 30, 2008, CP’s investment in the DM&E had not been accounted for by CP on a consolidated basis and instead the investment in the DM&E was accounted for as an equity investment. As of October 30, 2008, DM&E is accounted for on a consolidated basis. Equity income for the three months ended December 31, 2008 of $10.4 million, and $51.3 million for the year ended December 31, 2008 have been included in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation”. Equity income for the three months and year ended December 31, 2007 of $12.3 million has been included in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation”.

The final purchase price allocation of the DM&E is disclosed in Note 11 of the 2008 consolidated financial statements.

34	2008 ANNUAL REPORT

19.0 Contractual Commitments

The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS AT DECEMBER 31, 2008(3)

			1 – 3	3 – 5	After
Payments due by period (in millions)	Total	< 1 year	years	years	5 years
Long-term debt	$4,347.3	$28.3	$892.7	$566.1	$2,860.2
Capital lease obligations	419.2	15.7	45.8	26.0	331.7
Operating lease obligations(1)	1,072.9	172.0	265.0	204.9	431.0
Supplier purchase obligations	1,216.0	171.7	223.4	211.8	609.1
Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	3,799.8	113.0	288.5	197.5	3,200.8

Total contractual obligations	$10,855.2	$500.7	$1,715.4	$1,206.3	$7,432.8

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $194.6 million (discussed in Section 17.2) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other deferred liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2009 to 2017. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 20.9 Pension Plan Deficit. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “after 5 years” category in this table. Future income taxes are further discussed in Section 22.4 Future Income Taxes.

(3) These figures include contractual commitments of the DM&E.

20.0 Future Trends and Commitments

20.1 AGREEMENTS AND RECENT DEVELOPMENTS

20.1.1 Prospectus offering subsequent to year-end

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, up to 13,900,000 CP common shares at a price of $36.75. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $490 million). The proceeds of the common share issue may be used by CP to reduce indebtedness, contribute to funding capital projects and for general corporate purposes as the need may arise and as management may consider appropriate at the time.

This issuance of additional CP common shares represents an approximate nine percent dilution to shareholders’ value.

20.1.2 Recent developments

During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oil sands development. The Company has filed its application with the Agency, to initiate the regulatory permitting process for construction of the rail corridor to proceed.

During the second quarter of 2007, CP negotiated two new partnership agreements for the management of the railway’s information technology application development and support. The agreements represent a corporate outsourcing initiative and are intended to improve CP’s information technology cost structure while providing capability and quality enhancement.

20.2 CHANGE IN EXECUTIVE OFFICERS

Effective August 7, 2008, Richard C. Kelly was appointed to the Board of Directors. He replaced Stephen E. Bachand, who retired from the Board of Directors, effective May 9, 2008.

Effective September 4, 2008, Executive Vice President and Chief Financial Officer, Mike Lambert, left the company.

On September 4, 2008, Kathryn McQuade, Executive Vice President and Chief Operating Officer was appointed Executive Vice President and Chief Financial Officer. Ms. McQuade has assumed responsibility for all functions currently reporting to the CFO: comptroller, treasury, investor relations, internal audit, and corporate planning. She has also retained responsibility for the DM&E, as well as business information services and strategic sourcing group.

20.3 INTEGRATED OPERATING PLAN

Our IOP is the foundation for our scheduled railway operations, through which we strive to provide quality service for customers and improve asset utilization to achieve high levels of efficiency. The key principles upon which our IOP is built include moving freight cars

2008 ANNUAL REPORT	35

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

We are committed to continuously improving scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth. During 2008, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.

The “Execution Excellence for Efficiency” (“E3”) review that commenced in mid-2008 is an initiative to accelerate benefits related to IOP efficiency, to drive out costs and to improve reliability of CP’s product. Train productivity, asset utilization, yard and terminal operations, maintenance and product reliability have been the focus of this review.

In late 2008, the IOP and Yield teams were grouped together in the “Strategy & Yield” department. This combined group will provide network capability that optimizes demand, product offering, equipment and track utilization.

20.4 CANADIAN GOVERNMENT COVERED HOPPER CARS

CP transports grain throughout North America in covered hopper cars. The overall covered hopper fleet consists of owned, leased and managed freight cars. The managed fleet consists of cars which CP has operating agreements with the federal and various provincial governments for the purpose of transporting regulated grain. In 2006, the Canadian federal government announced its intention to retain ownership of its cars and negotiate new operating agreements with CP. The new operating agreement with CP became effective July 1, 2007 and sets out the terms and operating conditions governing approximately 6,300 federal covered hopper cars allocated to CP.

20.5 SALE OF LATTA SUBDIVISION

On May 26, 2006, the STB approved the sale of our Latta subdivision to Indiana Rail Road Co. (“INRD”). The Latta subdivision, located in the State of Indiana, is a rail line between Fayette, near Terre Haute, and Bedford. The sale also included rights of INRD to use certain track of CSX Transportation between Chicago, Illinois, and Louisville, Kentucky. INRD assumed all rail operations on the line beginning May 27, 2006. The sale of this portion of our operations did not materially impact our financial results. This sale was not segregated as a discontinued operation on our consolidated financial statements because it did not generate its own identifiable cash flow. Total annual carloads associated with this subdivision were approximately 54,000, of which approximately 40,000 were for coal traffic. The carloads affected were for relatively short distances on CP. CP recognized an $18 million gain from the sale of our Latta subdivision.

20.6 STOCK PRICE

The market value of our Common Shares decreased $23.24 per share on the Toronto Stock Exchange in 2008 (from $64.22 on December 31, 2007 to $40.98 on December 31, 2008). The market value of our Common Shares increased $2.82 per share on the Toronto Stock Exchange in 2007 (from $61.40 on December 31, 2006 to $64.22 on December 31, 2007). These changes in share price caused corresponding decreases and increases, respectively, in the value of our outstanding SARs, DSUs, RSUs and PSUs in both years.

Effective the second quarter of 2006, we put in place a TRS to mitigate gains and losses associated with the effect of our share price on the SARs, DSUs, RSUs and PSUs. These are derivative instruments that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps minimize volatility to compensation expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swaps would no longer be offset by any compensation expense reductions.

Excluding the impact of our TRS, the expense recovery of our SARs, DSUs, RSUs and PSUs was $41.2 million in 2008 based on the change in share price, compared with a cost of $13.7 million in 2007 based on the change in share price during 2007. Including the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $22.9 million in 2008 compared with $16.4 million in 2007.

20.7 ENVIRONMENTAL

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

36	2008 ANNUAL REPORT

20.8 CERTAIN OTHER FINANCIAL COMMITMENTS

In addition to the financial commitments mentioned previously in Section 17.0 Off-balance Sheet Arrangements and Section 19.0 Contractual Commitments, we are party to certain other financial commitments set forth in the adjacent table and discussed below.

CERTAIN OTHER FINANCIAL COMMITMENTS AT DECEMBER 31, 2008(1)

	Amount of commitment per period
			2010 &	2012 &	2014 &
(in millions)	Total	2009	2011	2013	beyond
Letters of credit	$336.6	$336.6	$–	$–	$–
Capital commitments	775.0	223.2	76.4	71.4	404.0
Offset financial liability	201.8	201.8	–	–	–

Total commitments	$1,313.4	$761.6	$76.4	$71.4	$404.0

(1) These figures include other financial commitments of DM&E.

20.8.1 Letters of Credit

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

20.8.2 Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At December 31, 2008, we had multi-year capital commitments of $775.0 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2009 through 2017. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20.8.3 Offset Financial Liability

We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At December 31, 2008, the loan had a balance of $207.3 million, offset by a financial asset of $201.8 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.

20.9 PENSION PLAN DEFICIT

The accounting for our pension plans and determination of required pension contributions reflect a number of factors, some of which include stock market performance, real estate investment returns, interest rate fluctuations, labour inflation and demographic changes. Over the duration of the plan these factors can fluctuate significantly. To facilitate the management of short-term fluctuations, accounting principles, and to some extent contribution requirements, allow for yearly averages of pension fund assets used in determining pension fund returns. These accounting methods and contribution requirements recognize the long term nature of the plan and allow for short-term changes to be accounted for and paid over a period of time as opposed to being recognized immediately.

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $425 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $60 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

We made contributions of $95.4 million to the defined benefit pension plans in 2008, compared with $86.4 in 2007.

We currently expect our 2009 contribution requirement to be based on an actuarial valuation as at January 1, 2009 for our main Canadian defined benefit plan in which the asset value used for the calculation of the plan’s statutory solvency position will be a market-related value developed from a three-year average of market values for the fund’s public equity securities (plus the market value of the fund’s fixed income, real estate and infrastructure securities).

2008 ANNUAL REPORT	37

This averaging method will mitigate the impact of adverse 2008 stock market returns on the determination of our 2009 and 2010 pension contributions. An additional factor to be considered is whether the Canadian federal government implements solvency funding relief measures as announced in its November 27, 2008 Economic and Fiscal Statement. The announced measures would allow statutory solvency deficits to be funded over 10 years, rather than the current 5 years, provided that either prescribed member consent requirements are met, or the difference between 5 and 10 year funding is secured by letters of credit. CP estimates that the market value of its main Canadian defined benefit pension plan’s assets will have fallen from approximately $7.5 billion as of January 1, 2008 to approximately $6.1 billion as at January 1, 2009 against solvency liabilities of approximately $7.6 billion.

We currently expect our aggregate 2009 pension contributions to be in the range of $150 million to $160 million if the Canadian federal government implements the solvency funding relief measures, or in the range of $185 million to $195 million if it does not. Our required pension contributions for 2010 will depend on both pension fund investment performance during 2009 and on long Canada bond yields at December 31, 2009. If the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009 and long Canada bond yields at December 31, 2009 are 4.0% (versus the 3.45% yield at December 31, 2008), we estimate our aggregate 2010 pension contributions to be in the range of $295 million to $315 million if the Canadian federal government implements the solvency funding relief measures, or in the range of $325 million to $345 million if it does not. If the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 10% return in 2009 while long Canada bond yields at December 31, 2009 are 3.5%, the 2010 contribution estimates would increase by approximately $30 million. Alternatively, if the pension funds’ investments in public equities, real estate, and infrastructure achieve, in aggregate, a 5% return in 2009 and long Canada bond yields at December 31, 2009 are 4.0%, the 2010 contribution estimates would increase by approximately $40 million.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as on any changes in the regulatory environment.

20.10 RESTRUCTURING

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

Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 22.1 Environmental Liabilities) totalled $53.3 million in 2008, compared with $61.0 million in 2007 and $96.3 million in 2006. Payments relating to all restructuring liabilities amounted to $40.7 million, compared with $47.0 million in 2007 and $76.8 in 2006. Payments relating to the labour liabilities were $40.3 million in 2008, compared with $46.8 million in 2007 and $71.8 million in 2006.

Cash payments for restructuring and environmental initiatives are estimated to be $52 million in 2009, $40 million in 2010, $37 million in 2011 and a total of $141 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $30 million in 2009, $20 million in 2010, $17 million in 2011 and a total of $52 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

20.11 INDEMNIFICATIONS

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2008, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.

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

21.0 Business Risks and Enterprise Risk Management

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

38	2008 ANNUAL REPORT

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

21.1 TECK COAL LIMITED

CP’s contract with Teck Coal Limited (“Teck”), CP’s largest customer, for the transportation of coal, expires March 31, 2009. CP is currently in negotiations for a new contract. The outcome of these negotiations cannot be predicted, including, but not limited to, price, volumes of coal to be transported, and term of the contract. In the event that CP is not able to enter into a new contract with Teck, or is not able to enter a transportation arrangement on terms similar to or more favourable than the current contract, or is faced with significantly decreased future coal shipping volumes from Teck’s operations due to contract terms, Teck’s recently announced production curtailment for 2009 or otherwise, this could have a material adverse impact on CP’s business, financial condition, results of operations and cash flows.

21.2 COMPETITION

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

To mitigate competition risk, our strategies include:

☐	creating long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions to enhance access to markets and quality of service;

☐	improving handling through IOP to reduce costs and enhance quality of service; and

☐	exercising a disciplined yield approach to competitive contract renewals and bids.

21.3 LIQUIDITY

CP has long-term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The S&P and DBRS ratings have a negative outlook, while the Moody’s rating has a stable outlook.

CP has a four year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $459 million was available on December 31, 2008. This facility is arranged with a core group of 15 highly rated international banks and incorporates pre-agreed pricing. Multi-year arrangements with the banks extend through the 2011 and 2012 timeframe. The revolving credit facility is available on next day terms. In addition, CP also has available from a financial institution a credit facility of approximately $143 million that can be drawn in early 2009 once certain conditions have been met.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

21.4 ENVIRONMENTAL LAWS AND REGULATIONS

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

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fueling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the US to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Health, Safety, Security and Environment Committee established by the Board of Directors.

We focus on key strategies, identifying tactics and actions to support commitments to the community. Our strategies include:

☐	protecting the environment;

☐	ensuring compliance with applicable environmental laws and regulations;

☐	promoting awareness and training;

2008 ANNUAL REPORT	39

☐	managing emergencies through preparedness; and

☐	encouraging involvement, consultation and dialogue with communities along our lines.

21.5 REGULATORY AUTHORITIES

21.5.1 Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Agency and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.

The CTA contains shipper rate and service remedies, including final-offer arbitration, competitive line rates and compulsory inter-switching.

In Canada, legislation amending the CTA was passed in 2008 and is now in effect as law in Bill C-11 and Bill C-8. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, final offer arbitration, charges for ancillary services and railway noise. The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. During the quarter ended March 31, 2008, the Agency announced a decision directing a downward adjustment (the “Downward Adjustment”) of the railway maximum revenue entitlement for movement of regulated grain under the CTA, for the period from August 1, 2007 to July 31, 2008. The Company appealed the decision to the Federal Court of Appeal. In late November 2008, the Federal Court of Appeal released its ruling dismissing the appeal. The Company has sought leave to appeal this decision to the Supreme Court of Canada. As a result of the Downward Adjustment to the maximum revenue entitlement, the Company exceeded its revenue entitlement in the 2007-2008 crop year by approximately $33.8 million and repaid this amount plus a 15% penalty of approximately $5.1 million on January 29, 2009. If the Company’s appeal to the Supreme Court of Canada is successful in whole or in part, some or all of this amount may be repaid to the Company.

Noise complaints have been filed with the Agency, with some noise complaints resolved through mediation and others remaining unresolved. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or C-8 or as to the content, timing or effect on CP of any anticipated additional legislation.

The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. In the United States, the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of positive train control by 2015; limits the number of hours freight rail crews can work each month; and provides for the development of programs that include methods to manage and reduce crew fatigue. Although it is too early to assess the possible impact of this legislation on the Company, the requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB is an economic regulatory agency that Congress charged with the fundamental missions of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonment). The STB has passed rules relating to simplified standards for railway rate cases to address concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. The STB’s rulemaking has been appealed but the rules are currently in effect. It is too soon to assess the possible impact on CP of such new rules.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

21.5.2 Security

We are subject to statutory and regulatory directives in the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Current proposed regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

☐	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary customs programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

☐	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of

40	2008 ANNUAL REPORT

Vehicle and Cargo Inspection System at five of our border crossings;

☐	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

☐	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

☐	to comply with new US regulations, we will be completing annual route assessments to select and use the route posing the least overall safety and security risk, as well as implementing procedures to maintain positive chain of custody for rail security sensitive materials.

21.6 LABOUR RELATIONS

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At December 31, 2008, approximately 78% of our workforce was unionized and approximately 73% of our workforce was located in Canada. Unionized employees are represented by a total of 36 bargaining units. Agreements are in place with six of seven bargaining units that represent our employees in Canada and 16 of 29 bargaining units that represent employees in our US operations. The following is a negotiations status summary:

21.6.1 Canada

☐	On January 20, 2009 CP and the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic, reached a tentative three-year agreement extending through the end of 2011.

☐	On January 26, 2008, CP and the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, reached a tentative three-year agreement extending through to the end of 2010. This agreement was ratified on February 15, 2008.

☐	On December 5, 2007, CP and the Teamsters Canada Rail Conference (“TCRC-RTE”), which represents employees who operate trains, reached a tentative five-year agreement extending through the end of 2011. This agreement was ratified on February 13, 2008.

☐	A three-year collective agreement with the Teamsters Canada Rail Conference (“TCRC-MWED”), which represents employees who maintain track infrastructure and perform capital programs, extends to the end of 2009.

☐	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009.

☐	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009.

☐	A three-year agreement with the Steelworkers Union, representing intermodal operation and clerical employees extends to the end of 2009.

21.6.2 US

We are party to collective agreements with 14 bargaining units of our Soo Line subsidiary, 13 bargaining units of our D&H subsidiary, and two bargaining units of our DM&E subsidiary.

With respect to Soo Line, negotiations are underway with one bargaining unit representing track maintainers. Existing agreements extend through 2009 with the 13 bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, and mechanical supervisors.

D&H has agreements extending though 2009 in place with two unions that represent locomotive engineers and train service employees. Negotiations continue with the track maintainers, car repair employees, electricians, clerks, signal employees, and engineering supervisors. Agreements for yard supervisors, mechanical labourers, machinists, and police officers open for negotiations as of January 1, 2009.

With respect to DM&E, only locomotive engineers and train service employees are represented. DM&E has an agreement covering engineers and conductors that extends through 2013. The agreement on the Iowa, Chicago & Eastern Railroad Corporation (“IC&E”) portion of the railroad covering train and engine service employees opened for renegotiation in July, 2008, and are continuing. There is also a representation dispute for train and engine service employees on IC&E which is being handled by the National Mediation Board.

21.7 NETWORK CAPACITY AND VOLUME

Our operating and hence financial position are subject to capacity constraints and fluctuations in traffic volumes.

21.7.1 Capacity

Significant increases in rail traffic volumes have created capacity challenges for North American railways. In particular, a rapid surge in exports and imports has created pressure on railway systems to and from the Pacific Coast. Since 2005, we completed several major expansion projects of our track network in western Canada between the prairies and the Port of Vancouver on the Pacific Coast. Any further expansion will be tied to ongoing market conditions and the continuation of a stable regulatory environment in Canada. We are also maximizing our freight handling capacity by acquiring new and more powerful locomotives, replacing older freight cars with more efficient and higher-capacity freight cars, and making improvements to our train designs.

In addition in January 2006, CP and CN entered into an agreement, which assists in the optimization of railway infrastructure in the lower mainland of BC. This co-production agreement, like the CP-CN

2008 ANNUAL REPORT	41

directional running operations in the BC Fraser Canyon, increases production on the infrastructure of both railways.

21.7.2 Volume

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

21.8 FINANCIAL RISKS

21.8.1 Pension Funding Status Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension, asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall and may require CP to significantly increase the amounts of pension contributions in 2009, 2010 and beyond.

21.8.2 Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors such as geopolitical events, weather or unplanned infrastructure failures.

Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments currently used are discussed further in Section 16.6 Fuel Price Management). The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

21.8.3 Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in US dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, US and international monetary policies and US debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and US dollars, we may sell or purchase US dollar forwards at fixed rates in future periods. To the extent that exchange rates decline below the rate fixed by forward contracts (Canadian dollar strengthening relative to the US dollar), we will not receive the full benefit of these contracts to purchase US dollars. If we sell the US dollar forward, we will not receive the full benefit should the exchange rate increase (Canadian dollar weakening relative to the US dollar) above the fixed rate of the forward contract. Foreign exchange management is discussed further in Section 16.5.

21.8.4 Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16.4.

21.9 GENERAL AND OTHER RISKS

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization

42	2008 ANNUAL REPORT

in the transportation industry that has expanded the range of goods moving by this means.

Fuel prices also remain uncertain, as they are influenced by many factors, including, without limitation, worldwide oil demand, international politics, severe weather, refinery capacity, labour and political instability in major oil-producing countries and the ability of these countries to comply with agreed-upon production quotas.

Adverse changes to any of the factors outside of CP’s control which affect CP’s bulk traffic, the merchandise commodities transported by CP or CP’s intermodal traffic volumes or adverse changes to fuel prices could have a material adverse effect on CP’s business, financial condition, results of operations and cash flows.

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increase in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

22.0 Critical Accounting Estimates

To prepare consolidated financial statements that conform with Canadian GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, future income taxes, and legal and personal injury liabilities.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

22.1 ENVIRONMENTAL LIABILITIES

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

At December 31, 2008, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $151.1 million (2007 – $104.0 million), of which the long-term portion amounting to $130.2 million (2007 – $84.2 million) was included in “Deferred liabilities” and the short-term portion amounting to $20.9 million (2007 – $19.8 million) was included in “Accounts payable and accrued liabilities”. Costs incurred under our environmental remediation program are charged against the accrual. Total payments were $12.6 million in 2008 and $14.0 million in 2007. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $12.1 million in 2008 and a decrease of $9.7 million in 2007. In the fourth quarter of 2008, the accrual for environmental remediation increased by $43.5 million as a result of the purchase of the DM&E.

22.2 PENSIONS AND OTHER BENEFITS

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation benefits are described in Section 22.5 Legal and Personal Injury Liabilities. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described in Section 20.9 Pension Plan Deficit.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation, which arose from implementing the CICA Accounting Standard Section 3461

2008 ANNUAL REPORT	43

“Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

“Other assets and deferred charges” on our December 31, 2008 Consolidated Balance Sheet included prepaid pension costs of $1,160.2 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $0.3 million in “Accounts payable and accrued liabilities” and $0.8 million in “Deferred liabilities” for pension obligations.

The obligations with respect to post-retirement benefits, including health care and life insurance for pensioners, and post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued using the projected-benefit method prorated over the credited service periods of employees.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $40 million. We included post-retirement benefits accruals of $227.0 million in “Deferred liabilities” and post-retirement benefits accruals of $19.5 million in “Accounts payable and accrued liabilities” on our December 31, 2008 Consolidated Balance Sheet.

Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our December 31, 2008 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $82.7 million in 2008, compared with $98.2 million in 2007.

Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $44.9 million in 2008, compared with $65.6 million in 2007. Defined benefit pension expense was $41.8 million in 2008, compared with $62.4 million in 2007. Defined contribution pension expense was $3.1 million in 2008, compared with $3.2 million in 2007. Post-retirement benefits expense was $37.8 million in 2008, compared with $32.6 million in 2007.

22.3 PROPERTY, PLANT AND EQUIPMENT

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

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation expense charged and the amount of accumulated depreciation recorded as a component of “Net properties” on our Consolidated Balance Sheet. At December 31, 2008, accumulated depreciation was $5,509.8 million. Depreciation expense relating to properties amounted to $491.3 million in 2008, compared with $472.0 million in 2007.

We undertake regular depreciation studies to establish the estimated useful life of each property group. The studies use statistical analysis and historical retirement records whenever feasible to estimate service lives and salvage rates. In cases where there are new asset types or there is insufficient retirement experience, the useful lives and salvage parameters are based on engineering or other expert opinions in the field. Beginning in 2006, management performed the depreciation studies with the assistance of external consultants. Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3.0 million.

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.

Depreciation expense increased $19.3 million in 2008 from the previous year primarily due to:

☐	additions to capital assets, especially to track;

☐	accelerated depreciation of software; and

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008, which includes amortization of fair values determined under purchase accounting.

This increase was partially offset by asset retirements.

22.4 FUTURE INCOME TAXES

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

44	2008 ANNUAL REPORT

calculated using the current substantively enacted federal and provincial future income tax rates, which may differ in future periods.

In 2008, we reduced our future income tax liability by $15.7 million (2007 – $162.9 million) due to a reduction in income tax rates by the Government of Canada and certain provincial governments (discussed in Section 10.5 Income Taxes).

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

As a result of this review, we made further reclassifications of income tax allocated to unrealized FX on LTD (for non-GAAP reporting purposes, discussed further in Section 6.0 Non-GAAP Earnings). These reclassifications moved previously recognized capital losses that have historically been allocated to unrealized FX on LTD gains and included them in the calculation of income tax for other capital transactions, which are included in income tax expense, before income tax on FX on LTD and other specified items (discussed further in Section 6.0 Non-GAAP Earnings).

Future income tax expense totalling $160.6 million was included in income tax for 2008 and $38.7 million was included in income tax 2007. The change in future tax expense for 2008 was primarily due to a reduction in the impact of tax rate changes recognized in prior years. The change in future income tax expense for 2007 was primarily due to tax rate changes implemented by the Canadian federal and provincial governments (discussed further in Section 10.5 Income Taxes). At December 31, 2008, future income tax liabilities of $2,616.1 million were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $76.5 million realizable within one year were recorded as a current asset.

22.5 LEGAL AND PERSONAL INJURY LIABILITIES

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

Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $79.7 million in 2008 and $46.9 million in 2007.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $164.9 million, net of insurance recoveries, at December 31, 2008. The total accrual included $104.4 million in “Deferred liabilities” and $79.9 million in “Accounts payable and accrued liabilities”, offset by $10.9 million in “Other assets and deferred charges” and $8.5 million in “Accounts receivable”.

22.6 CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER

At December 31, 2008, ABCP at its estimated fair value of $72.7 million, excluding $6.4 million of accrued interest, which has been recognized separately in the balance sheet (discussed further in Section 10.3 Loss in Fair Value of Canadian Third Party Asset-backed Commercial Paper), was included in “Investments”. During 2008 the change in the estimated fair value of $49.4 million was recognized as a charge to income in “Loss in fair value of Canadian third party asset-backed commercial paper”. During 2007 the change in the estimated fair value of $21.5 million was recorded as a charge to income to the same account.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in ABCP which would impact the Company’s near term earnings.

23.0 Systems, Procedures and Controls

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that

2008 ANNUAL REPORT	45

they are adequate for ensuring that such material information is made known to them.

24.0 Forward-Looking Information

This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “may”, “should”, or similar words suggesting future outcomes.

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

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions including the potential adverse impact of the current global credit crisis; the Company’s ability to successfully renew its shipping contract with its largest customer; effect of changes in market conditions and discount rates on the financial position of pension plans and levels of required pension fund contributions; reduction for demand in metallurgical coal and resulting curtailment of coal extraction operations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; successful integration of DM&E (discussed further in Section 18.0 Acquisition) into the Company’s current operations; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.

There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 21.0 Business Risk and Enterprise Risk Management and elsewhere in this MD&A with the particular forward-looking statement in question.

24.1 2008 FINANCIAL OUTLOOK

The following is the original 2008 guidance we provided in October of 2007:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions
Total revenues	Increase of 4%-6%	Oct 29, 2007	☐ average crude oil prices of US $80 per barrel;
Total operating expenses	Increase of 3% – 5%	Oct 29, 2007	☐ average FX rate of $1.00 per US dollar;
Adjusted Diluted EPS(1)	$4.70 – $4.85	Oct 29, 2007	☐ North American economic (GDP) growth of 2.5%; and
Capital expenditures	$885 – $895 million	Oct 29, 2007	☐ Tax rate of 29% – 31%.
Free Cash(1)	In excess of $250 million	Oct 29, 2007

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0 Non-GAAP Earnings.

24.1.1 2008 Q1 Guidance Updates

We subsequently revised certain of our 2008 guidance in April of 2008 as follows:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions
Total revenues	Increase of 4% – 6%	Apr 21, 2008	☐ average crude oil prices of US $98 per barrel(2);
Total operating expenses	Increase of 6% – 8%	Apr 21, 2008	☐ average all-in fuel cost of US $3.35 per US gallon(3);
Adjusted Diluted EPS(1)	$4.40 – $4.60	Apr 21, 2008	☐ average FX rate of $1.00 per US dollar;
Capital expenditures	$885 – $895 million	Apr 21, 2008	☐ US GDP growth of 1.2%(4);
Free Cash(1)	Approximately $200 million	Apr 21, 2008	☐ Canadian GDP growth of 1.6%(4); and
☐ Tax rate of 27% – 29%(5).

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0 Non-GAAP Earnings.

(2) This assumption had been revised to US $87 per barrel in our January 29, 2008 press release, and revised to US $98 per barrel in our April 22, 2008 press release.

46	2008 ANNUAL REPORT

(3) This additional assumption was in our April 22, 2008 press release.

(4) The North American GDP growth assumption had been revised in April of 2008 to reflect current economic conditions.

(5) This assumption had been revised in our April 22, 2008 press release.

In our February 20, 2008 press release, our adjusted diluted EPS was revised downward to the range of $4.65 to $4.80. This was the result of the prospective application of the Agency’s adjustment to the grain revenue entitlement under the CTA (discussed further in Section 21.5.1 Regulatory Change).

In our April 22, 2008 press release, our guidance was updated as follows:

☐	adjusted diluted EPS was revised to the range of $4.40 to $4.60;

☐	total operating expenses was expected to increase by six to eight percent; and

☐	free cash was expected to be approximately $200 million.

Our 2008 guidance was revised in April of 2008 to reflect:

☐	the harsh weather conditions in the first quarter of 2008;

☐	continued increase in fuel price; and

☐	continued economic uncertainty.

24.1.2 2008 Q2 Guidance Updates

We further revised certain of our 2008 guidance in July of 2008 as follows:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions
Total revenues	Increase of 6% – 8%	July 21, 2008	☐ average crude oil prices of US $121 per barrel(2);
Total operating expenses	Increase of 11% – 13%	July 21, 2008	☐ average all-in fuel cost of US $3.80 to $3.90 per US gallon(2);
Adjusted Diluted EPS(1)	$4.00 – $4.20	July 21, 2008	☐ average FX rate of $1.00 per US dollar;
Capital expenditures	$885 – $895 million	July 21, 2008	☐ US GDP growth of 1.6%(2);
Free Cash(1)	Approximately $150 million	July 21, 2008	☐ Canadian GDP growth of 1.2%(2); and
☐ Tax rate of 26% – 27%(2).

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0 Non-GAAP Earnings.

(2) These assumptions have been revised subsequent to our April 22, 2008 press release.

The Company strives to mitigate the impact of any changes in WTI and crack margins through fuel recovery programs. However, these programs do not completely offset the changes in expense caused by changes in WTI and crack margins.

The approximate net annual impact on EPS of changes in WTI and crack margin given our current portfolio of freight contracts is as follows:

☐	a change in WTI of US$2 per barrel impacts EPS by $0.01; and

☐	a change in crack margins of US$1 per barrel impacts EPS by $0.02.

These sensitivities do not consider the impact of the lagged implementation of changes resulting in fuel surcharges from the timing of actual expenses incurred. This lag is due to regulatory notice requirements for rail price adjustments.

Our 2008 guidance was revised in July of 2008 to reflect the continued increase in fuel price and the ongoing economic uncertainty.

2008 ANNUAL REPORT	47

24.1.3 2008 Q3 Guidance Updates

We further revised certain of our 2008 guidance in October of 2008 as follows. The following is the most updated 2008 guidance we provided:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions
Total revenues	Increase of 4% – 6%	October 27, 2008	☐ average crude oil prices of US $105 per barrel;
Total operating expenses	Increase of 8% – 10%	October 27, 2008	☐ average all-in fuel cost of US $3.40 to $3.50 per US gallon;
Adjusted Diluted EPS(1)	$4.00 – $4.20	October 27, 2008	☐ average FX rate of $1.04 per US dollar;
Capital expenditures	$885 – $895 million	October 27, 2008	☐ US GDP growth of 1.5%;
Free Cash(1)	Approximately $150 million	October 27, 2008	☐ Canadian GDP growth of 0.6%; and
☐ Tax rate of 26% – 27%.

(1) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0 Non-GAAP Earnings.

The purpose of our guidance is to provide shareholders transparency with respect to management’s expectations of our operations and financial performance. Undue reliance should not be placed on this guidance and other forward-looking information for other purposes.

24.1.4 Variance from 2008 Guidance

Free cash flow of $231 million (discussed further in Section 6.0 Non-GAAP Earnings) was above our revised guidance primarily due to the favourable effect of foreign currency fluctuations on US dollar-denominated cash and on equipment purchased earlier in the year and refinanced during the fourth quarter of 2008.

Cash capital on CP (excluding DM&E) ended the year at $878 million, slightly below guidance. On an accrued basis the capital program (exclusive of DM&E) was $959 million due to the decision to finance locomotives through a capital lease.

24.2 2009 FINANCIAL OUTLOOK

Limited guidance has been given for 2009 due to economic uncertainty. Guidance was given for Capital expenditures ranging from $800-$820 million on November 13, 2008. The 2009 outlook assumes an average foreign exchange rate of $1.25 per US dollar (US$0.80) as of January 27, 2009. Undue reliance should not be placed on this guidance and other forward-looking information for other purposes.

48	2008 ANNUAL REPORT

25.0 Glossary Of Terms

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

Casualty expenses Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CICA Canadian Institute of Chartered Accountants.

CP, the Company CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL Canadian Pacific Railway Limited.

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

Diluted EPS, before FX on LTD and other specified items A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”. This measure is also referred to as adjusted diluted EPS.

DM&E Dakota, Minnesota & Eastern Railroad Corporation.

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

FRA train accidents rate The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in damage.

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

Operating income Calculated as revenues less operating expenses and is a common measure of profitability used by management.

Operating ratio The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

Return on capital employed or ROCE Earnings before after-tax interest expense for the current quarter and the previous three quarters divided by average net debt plus equity.

2008 ANNUAL REPORT	49

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

WCB Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

WTI West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

50	2008 ANNUAL REPORT

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars

2008 ANNUAL REPORT	51

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.

Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee (the “Audit Committee”), consisting of six members, all of whom are independent directors. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the independent auditors to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal and independent auditors ha ve full access to the Audit Committee, with or without the presence of management.

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

Management has assessed the effectiveness of the Company’s internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework”. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2008.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report, which is included herein.

KATHRYN B. MCQUADE Executive Vice-President and Chief Financial Officer February 23, 2009	FRED J. GREEN Chief Executive Officer

52	2008 ANNUAL REPORT

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF
CANADIAN PACIFIC RAILWAY LIMITED

We have completed integrated audits of Canadian Pacific Railway Limited’s 2008, 2007 and 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2008. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheets of Canadian Pacific Railway Limited as at December 31, 2008 and 2007, and the related statement of consolidated income, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements as at December 31, 2008 and 2007 and for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Canadian Pacific Railway Limited’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 23, 2009

2008 ANNUAL REPORT	53

STATEMENT OF CONSOLIDATED INCOME

Year ended December 31 (in millions of Canadian dollars, except per share data)	2008	2007	2006
Revenues
Freight (Note 26)	$4,814.8	$4,555.2	$4,427.3
Other	116.8	152.4	155.9

	4,931.6	4,707.6	4,583.2

Operating expenses
Compensation and benefits	1,305.5	1,284.2	1,327.6
Fuel	1,005.8	746.8	650.5
Materials	217.2	215.5	212.9
Equipment rents	182.2	207.5	181.2
Depreciation and amortization	491.3	472.0	464.1
Purchased services and other	672.2	617.4	618.3

	3,874.2	3,543.4	3,454.6

Revenues less operating expenses	1,057.4	1,164.2	1,128.6
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 11)	51.3	12.3	–
Less:
Other charges (Note 4)	22.7	29.6	27.8
Loss in fair value of Canadian third party asset-backed commercial paper (Note 11)	49.4	21.5	–
Foreign exchange loss (gain) on long-term debt	16.3	(169.8)	0.1
Net interest expense (Note 5)	261.1	204.3	194.5
Income tax expense (Note 6)	140.2	144.7	109.9

Net income	$619.0	$946.2	$796.3

Basic earnings per share (Note 7)	$4.03	$6.14	$5.06

Diluted earnings per share (Note 7)	$3.98	$6.08	$5.02

Certain of the comparative figures have been reclassified in order to be consistent with the 2008 presentation.

See Notes to Consolidated Financial Statements.

54	2008 ANNUAL REPORT

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Year ended December 31 (in millions of Canadian dollars)	2008	2007	2006
Comprehensive income
Net income	$619.0	$946.2	$796.3
Net gain (loss) in foreign currency translation adjustments, net of hedging activities	10.0	(7.4)	(1.6)
Realized gain and increased losses on derivatives designated as cash flow hedges	(16.1)	(36.8)	–

Other comprehensive loss before income taxes	(6.1)	(44.2)	(1.6)
Income tax recovery	44.8	3.4	0.5

Other comprehensive income (loss) (Note 9)	38.7	(40.8)	(1.1)

Comprehensive income	$657.7	$905.4	$795.2

See Notes to Consolidated Financial Statements.

2008 ANNUAL REPORT	55

CONSOLIDATED BALANCE SHEET

As at December 31 (in millions of Canadian dollars)	2008	2007
Assets
Current assets
Cash and cash equivalents	$117.6	$378.1
Accounts receivable and other current assets (Note 8)	713.1	542.8
Materials and supplies	215.8	179.5
Future income taxes (Note 6)	76.5	67.3

	1,123.0	1,167.7
Investments (Note 11)	151.1	1,668.6
Net properties (Note 12)	12,576.9	9,293.1
Assets held for sale	39.6	17.0
Goodwill and intangible assets (Note 13)	237.2	–
Other assets and deferred charges (Note 14)	1,342.0	1,218.6

Total assets	$15,469.8	$13,365.0

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$150.1	$229.7
Accounts payable and accrued liabilities	1,034.9	980.8
Income and other taxes payable	42.2	68.8
Dividends payable	38.1	34.5
Long-term debt maturing within one year (Note 15)	44.0	31.0

	1,309.3	1,344.8
Deferred liabilities (Note 17)	865.2	714.6
Long-term debt (Note 15)	4,685.8	4,146.2
Future income taxes (Note 6)	2,616.1	1,701.5
Shareholders’ equity
Share capital (Note 20)	1,220.8	1,188.6
Contributed surplus (Note 20)	40.2	42.4
Accumulated other comprehensive income (Note 9)	78.3	39.6
Retained income	4,654.1	4,187.3

	5,993.4	5,457.9

Total liabilities and shareholders’ equity	$15,469.8	$13,365.0

Commitments and contingencies (Note 24).

Certain of the comparative figures have been reclassified in order to be consistent with the 2008 presentation.

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:
	J.E. Cleghorn, Director	R. Phillips, Director

56	2008 ANNUAL REPORT

STATEMENT OF CONSOLIDATED CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2008	2007	2006
Operating activities
Net income	$619.0	$946.2	$796.3
Add (deduct) items not affecting cash
Depreciation and amortization	491.3	472.0	464.1
Future income taxes (Note 6)	160.6	38.7	75.3
Loss in fair value of Canadian third party asset-backed commercial paper (Note 11)	49.4	21.5	–
Foreign exchange loss (gain) on long-term debt	16.3	(169.8)	0.1
Amortization of deferred charges and accretion	10.1	12.1	16.5
Equity income, net of cash received	(46.6)	(10.1)	–
Restructuring and environmental payments (Note 19)	(53.4)	(61.0)	(96.3)
Other operating activities, net	(35.4)	33.6	(105.2)
Change in non-cash working capital balances related to operations (Note 10)	(132.2)	50.3	(101.6)

Cash provided by operating activities	1,079.1	1,333.5	1,049.2

Investing activities
Additions to properties (Note 12)	(892.3)	(893.2)	(793.7)
Additions to investments and other assets	(222.5)	(19.2)	(137.1)
Reductions in investments and other assets	257.6	19.4	139.3
Net proceeds from disposal of transportation properties	9.7	14.9	97.8
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 11)	(8.6)	(1,492.6)	–
Investment in Canadian third party asset-backed commercial paper (Note 11)	–	(143.6)	–

Cash used in investing activities	(856.1)	(2,514.3)	(693.7)

Financing activities
Dividends paid	(148.7)	(133.1)	(112.4)
Issuance of CP Common Shares	19.7	30.4	66.6
Purchase of CP Common Shares (Note 20)	–	(231.1)	(286.4)
(Decrease) increase in short-term borrowing	(79.6)	229.7	–
Issuance of long-term debt (Note 15)	1,068.7	1,745.3	2.8
Repayment of long-term debt	(1,340.7)	(187.7)	(25.4)
Settlement of treasury rate lock	(30.9)	–	–

Cash (used in) provided by financing activities	(511.5)	1,453.5	(354.8)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	28.0	(18.9)	1.8
Cash position
(Decrease) increase in cash and cash equivalents	(260.5)	253.8	2.5
Cash and cash equivalents at beginning of year	378.1	124.3	121.8

Cash and cash equivalents at end of year	$117.6	$378.1	$124.3

Certain of the comparative figures have been reclassified in order to be consistent with the 2008 presentation.

See Notes to Consolidated Financial Statements.

2008 ANNUAL REPORT	57

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

Year ended December 31 (in millions of Canadian dollars)	2008	2007	2006
Share capital
Balance, beginning of year	$1,188.6	$1,175.7	$1,141.5
Shares issued under stock option plans (Note 20)	32.2	37.4	71.0
Shares purchased (Note 20)	–	(24.5)	(36.8)

Balance, end of year	1,220.8	1,188.6	1,175.7

Contributed surplus
Balance, beginning of year	42.4	32.3	245.1
Stock compensation expense	7.8	10.1	11.4
Stock compensation related to shares issued under stock option plans	(10.0)	–	(1.1)
Shares purchased	–	–	(223.1)

Balance, end of year	40.2	42.4	32.3

Accumulated other comprehensive income
Balance, beginning of year	39.6	66.4	67.5
Adjustment for change in accounting policy	–	14.0	–

Adjusted balance, beginning of year	39.6	80.4	67.5
Other comprehensive income (loss) (Note 9)	38.7	(40.8)	(1.1)

Balance, end of year	78.3	39.6	66.4

Retained income
Balance, beginning of year	4,187.3	3,582.1	2,930.0
Adjustment for change in accounting policy	–	4.0	–

Adjusted balance, beginning of year	4,187.3	3,586.1	2,930.0
Net income for the year	619.0	946.2	796.3
Shares purchased (Note 20)	–	(206.6)	(26.5)
Dividends	(152.2)	(138.4)	(117.7)

Balance, end of year	4,654.1	4,187.3	3,582.1

Total accumulated other comprehensive income and retained income	4,732.4	4,226.9	3,648.5

Shareholders’ equity, end of year	$5,993.4	$5,457.9	$4,856.5

See Notes to Consolidated Financial Statements.

58	2008 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2008

1.  Summary of significant accounting policies

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries and the proportionate share of the accounts of jointly controlled enterprises (collectively referred to as “CP” or “the Company”), and have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The Company’s investments in which it has significant influence are accounted for using the equity method and all other investments are accounted for using the cost method.

USE OF ESTIMATES

The preparation of these financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties and intangible assets, future income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

PRINCIPAL SUBSIDIARIES

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation and the percentage of voting securities owned directly or indirectly by CPRL as of December 31, 2008.

	Incorporated under	Percentage of voting securities
Principal subsidiary	the laws of	held directly or indirectly by CPRL
Canadian Pacific Railway Company	Canada	100%
Soo Line Railroad Company (“Soo Line”)	Minnesota	100%
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware	100%
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware	100%
Mount Stephen Properties Inc. (“MSP”)	Canada	100%

Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired in October, 2007 and is wholly-owned. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase on October 30, 2008, at which time the Company assumed control of DM&E.

REVENUE RECOGNITION

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expense recognized as incurred. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued as a reduction of freight revenues based on estimated volumes and contract terms as freight service is provided.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes highly-liquid short-term investments that are readily convertible to cash with original maturities of less than 3 months. Short-term investments are stated at cost, which approximates fair value.

FOREIGN CURRENCY TRANSLATION

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

2008 ANNUAL REPORT	59

and losses, other than those arising from the translation of the Company’s net investment in self-sustaining foreign subsidiaries, are included in income.

The accounts of the Company’s self-sustaining foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues and expenses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in other comprehensive income (loss). A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. As a result, unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

PENSIONS AND OTHER BENEFITS

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from plan amendments are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. Transitional assets and obligations, which arose from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (13 years).

Benefits other than pensions, including health care, some workers’ compensation and long-term disability benefits in Canada and life insurance, are actuarially determined and accrued on a basis similar to pension costs.

MATERIALS AND SUPPLIES

Materials and supplies on hand are valued at the lower of average cost and net realizable value.

NET PROPERTIES

Fixed asset additions and major renewals are recorded at cost, including direct costs, directly attributable indirect costs and carrying costs, less accumulated depreciation. The Company capitalizes development costs for major new computer systems, including the related variable indirect costs. In addition, CP capitalizes the cost of major overhauls and large refurbishments. When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove, the net removal cost is charged to income in the period in which the asset is removed and is not charged to accumulated depreciation. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives. The property groups are depreciated based on their expected economic lives determined by studies of historical retirements of properties in the group and engineering estimates.

The Company constructs much of its new and replacement properties. The Company divides maintenance expenditures between additions to properties and operating expenses based on the nature of the work and capitalizes expenditures that increase economic value or extends the life of the properties affected and exceed minimum physical and financial thresholds.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage. Usage is based on volumes of traffic.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

60	2008 ANNUAL REPORT

Estimated service life used for principal categories of properties is as follows:

Assets	Years
Rolling stock

Diesel locomotives	28 to 55

Freight cars	21 to 46

Track and roadway

Ties	34 to 41

Rails – in first position	25 to 29
– in other than first position	55

Other

Computer system development costs	5 to 15

ASSETS HELD FOR SALE

Assets to be disposed of are reported at the lower of the carrying amount and fair value, less costs to sell, and are no longer depreciated.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition.

The carrying value of goodwill, which is not amortized, is assessed for impairment annually in the fourth quarter of each year, or more frequently as economic events dictate. The fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value goodwill is impaired. The impairment charge that would be recognized is the excess of the carrying value of the goodwill over the fair value of the goodwill. The fair value of goodwill would be determined in the same manner as in a business combination.

INTANGIBLE ASSETS

Intangible assets with finite lives are amortized using the straight-line method based on the estimated useful lives of the respective assets. The option to expand the track network has an amortization period of 100 years. Favourable leases, customer relationships and interline contracts have amortization periods ranging from 4 to 20 years. When there is a change in the estimated useful life of an intangible asset with a finite life, amortization is adjusted prospectively.

Intangible assets subject to amortization are impaired and written down if the carrying amount is not recoverable and exceeds their fair value.

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

Commencing January 1, 2007, all derivative instruments are recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Statement of Consolidated Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets and deferred charges”, “Deferred liabilities”, “Accounts receivable and other current assets” or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other charges”, “Foreign exchange (gain) loss on long-term debt” and “Net interest expense”.

2008 ANNUAL REPORT	61

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income (loss)”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item when realized. Should a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item. Prior to January 1, 2007, the periodic change in the fair value of an effective hedging instrument prior to settlement was not recognized in the financial statements.

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

The Company combines transaction costs and premiums or discounts directly attributable to the issuance of long-term debt with the fair value of the debt and amortizes these amounts to earnings using the effective interest method.

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

RESTRUCTURING ACCRUAL AND ENVIRONMENTAL REMEDIATION

Restructuring liabilities are recorded at their present value. The discount related to liabilities incurred in 2003 and subsequent years is amortized to “Compensation and benefits” and “Purchased services and other” over the payment period. The discount related to liabilities incurred prior to 2003 is amortized to “Other charges” over the payment period. Environmental remediation accruals, recorded on an undiscounted basis, cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Deferred liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

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

62	2008 ANNUAL REPORT

STOCK-BASED COMPENSATION

CP follows the fair value based approach to accounting for stock-based compensation. Compensation expense and an increase in contributed surplus are recognized for stock options over their vesting period based on their estimated fair values on the date of grants, as determined using the Black-Scholes option-pricing model. Forfeitures and cancellations of options are accounted for when they occur except for tandem options where forfeitures are estimated on the grant date.

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

2.  New accounting policies

FINANCIAL INSTRUMENTS AND CAPITAL DISCLOSURES

The CICA issued the following accounting standards effective for fiscal periods beginning in 2008: Section 3862 “Financial Instruments – Disclosures”, Section 3863 “Financial Instruments – Presentation”, and Section 1535 “Capital Disclosures”.

Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” revise disclosure requirements related to financial instruments, including hedging instruments.

Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.

These new accounting standards have not impacted the amounts reported in the Company’s financial statements; however, they have resulted in expanded note disclosure (see Note 16 and Note 23).

INVENTORIES

The CICA issued accounting standard Section 3031 “Inventories” which became effective January 1, 2008. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not impact the Company’s financial statements.

3.  Future accounting changes

GOODWILL AND INTANGIBLE ASSETS

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 will be adopted retrospectively, with restatement of prior periods. As a result of this adoption, the Company will record certain expenditures related to a pre-operating period as expenses, rather than recording them as assets in “Other assets and deferred charges” and “Net properties”. The adoption of Section 3064 will result in a reduction to opening retained income of $6.0 million at January 1, 2006, an increase to “Purchased services and other” expense of $6.6 million in 2008 (2007 – $0.8 million, 2006 – $1.3 million) and a decrease to “Income tax expense” of $2.6 million in 2008 (2007 – $0.3 million, 2006 – $0.5 million).

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

On January 20, 2009 the Emerging Issues Committee (“EIC”) issued a new abstract EIC 173 “Credit risk and the fair value of financial assets and financial liabilities”. This abstract concludes that an entity’s own credit risk and the credit risk of the counterparty should be taken into account when determining the fair value of financial assets and financial liabilities, including derivative instruments.

This abstract is to apply to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The Company is currently evaluating the impact of the adoption of this new abstract.

2008 ANNUAL REPORT	63

BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section which replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to International Financial Reporting Standard IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” is equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 “Consolidated and Separate Financial Statement” (January 2008). This standard requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. As such, adoption of these standards by the Company is not expected unless they are early adopted. Early adoption is permitted, however, the early adoption of one of the three standards would require adoption of the other two standards. At this point the Company does not intend to early adopt. The Company is currently evaluating the impact of the adoption of these new standards.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, CP were to adopt U.S. GAAP on or before this date. At this time the impact on the Company’s future financial position and results of operations is not reasonably determinable or estimable. CP is currently developing appropriate accounting policies under IFRS and assessing the impact that these policy changes will have in comparison to U.S. GAAP. This assessment will determine whether CP adopts IFRS or U.S. GAAP from 2011.

4.  Other charges

(in millions of Canadian dollars)	2008	2007	2006
Amortization of discount on accruals recorded at present value	$6.4	$8.1	$10.0
Other exchange losses	6.1	5.8	6.5
Loss on sale of accounts receivable (Note 8)	2.7	5.8	5.0
(Gain) loss on non-hedging derivative instruments	(0.7)	1.5	(1.2)
Other	8.2	8.4	7.5

Total other charges	$22.7	$29.6	$27.8

64	2008 ANNUAL REPORT

5.  Net interest expense

(in millions of Canadian dollars)	2008	2007	2006
Interest expense	$270.4	$219.6	$200.5
Interest income	(9.3)	(15.3)	(6.0)

Net interest expense	$261.1	$204.3	$194.5

Gross cash interest payments	$269.6	$208.9	$192.8

Interest expense includes interest on capital leases of $20.9 million for the year ended December 31, 2008 (2007 – $21.6 million; 2006 – $24.2 million).

6.  Income taxes

The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2008	2007	2006
Canada (domestic)
Current income tax expense	$14.0	$69.8	$3.3

Future income tax expense
Origination and reversal of temporary differences	17.5	163.8	194.7
Effect of tax rate decreases	(15.7)	(162.9)	(176.0)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	40.2	(9.7)	0.5
Other	–	(6.9)	(2.2)

Total future income tax expense (recovery)	42.0	(15.7)	17.0

Total income taxes (domestic)	$56.0	$54.1	$20.3

Other (foreign)
Current income tax expense (recovery)	$(34.4)	$36.2	$31.3

Future income tax expense Origination and reversal of temporary differences	132.7	64.7	62.5
Other	(14.1)	(10.3)	(4.2)

Total future income tax expense	118.6	54.4	58.3

Total income taxes (foreign)	$84.2	$90.6	$89.6

Total
Current income tax expense (recovery)	$(20.4)	$106.0	$34.6
Future income tax expense	160.6	38.7	75.3

Total income taxes (domestic and foreign)	$140.2	$144.7	$109.9

2008 ANNUAL REPORT	65

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the future income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2008	2007
Future income tax assets
Restructuring liability	$29.1	$39.7
Amount related to tax losses carried forward	92.3	53.9
Liabilities carrying value in excess of tax basis	124.2	35.6
Future environmental remediation costs	53.9	35.1
Other	88.3	28.7

Total future income tax assets	387.8	193.0

Future income tax liabilities
Capital assets carrying value in excess of tax basis	2,557.5	1,493.5
Other long-term assets carrying value in excess of tax basis	333.1	300.0
Other	36.8	33.7

Total future income tax liabilities	2,927.4	1,827.2

Total net future income tax liabilities	2,539.6	1,634.2
Current future income tax assets	76.5	67.3

Long-term future income tax liabilities	$2,616.1	$1,701.5

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars)	2008	2007	2006
Expected income tax expense at Canadian enacted statutory tax rates	$239.4	$333.6	$298.6
Increase (decrease) in taxes resulting from:
Large corporations tax	–	–	(5.6)
Gains and equity income not subject to tax	(61.6)	(62.5)	(22.0)
Foreign tax rate differentials	(0.2)	33.8	6.6
Effect of tax rate decreases	(15.7)	(162.9)	(176.0)
Other	(21.7)	2.7	8.3

Income tax expense	$140.2	$144.7	$109.9

The Company has no un-benefited capital losses at December 31, 2008 and 2007.

In 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense, related to the revaluation of its future income tax balances as at December 31, 2007.

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

66	2008 ANNUAL REPORT

Cash taxes paid in the year ended December 31, 2008, was $59.0 million (2007 – $6.7 million; 2006 – $50.9 million).

7.  Earnings per share

At December 31, 2008, the number of shares outstanding was 153.8 million (2007 – 153.3 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2008, there were 1.5 million dilutive options outstanding (2007 – 4.5 million; 2006 – 4.5 million). These option totals at December 31, 2008 exclude 1.0 million options (2007 – 2.4 million; 2006 – 2.3 million) for which there are tandem SARs outstanding (see Note 22), as these are not included in the dilution calculation.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2008	2007	2006
Weighted average shares outstanding	153.7	154.0	157.3
Dilutive effect of weighted average number of stock options	1.8	1.6	1.5

Weighted average diluted shares outstanding	155.5	155.6	158.8

(in dollars)	2008	2007	2006

Basic earnings per share	$4.03	$6.14	$5.06

Diluted earnings per share	$3.98	$6.08	$5.02

In 2008, the weighted-average number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 1,344,669 (2007 – 3,183; 2006 – 379,908).

8.  Accounts receivable and other current assets

(in millions of Canadian dollars)	2008	2007
Freight	$464.1	$336.2
Non-freight	215.1	182.4

	679.2	518.6
Allowance for doubtful accounts	(31.8)	(18.4)

	647.4	500.2
Other current assets	65.7	42.6

Accounts receivable and other current assets	$713.1	$542.8

The Company maintains an allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2008, allowances of $31.8 million (2007 – $18.4 million) were recorded in “Accounts receivable”. During 2008, provisions of $14.4 million of accounts receivable (2007 – $2.7 million) were recorded within “Purchased services and other”.

During the second quarter of 2008, the Company’s accounts receivable securitization program was terminated and settled. As a result, the Company’s Accounts receivable and other current assets increased by $120.0 million and in the Statement of Consolidated Cash Flows the Change in non-cash working capital balances related to operations reflects an outflow of $120.0 million.

2008 ANNUAL REPORT	67

The Company had previously renewed its accounts receivable securitization program for a term of five years to September 2009. Under the terms of the renewal, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. The trust was a multi-seller trust and CP was not the primary beneficiary. At December 31, 2008, the outstanding undivided co-ownership interest held by the trust under the accounts receivable securitization program was $nil (2007 – $120.0 million, 2006 – $120.0 million).

The undivided co-ownership interest was sold on a fully serviced basis and the Company received no fee for ongoing servicing responsibilities. The average servicing period was approximately one month. A servicing asset of $0.1 million and a liability of $0.1 million were previously recorded but are no longer required to be maintained and were settled as part of the termination. The benefit the Company derived from servicing the receivables approximated the value of the activity.

Receivables funded under the securitization program could not include delinquent, defaulted or written-off receivables, nor receivables that did not meet certain obligor-specific criteria, including concentrations in excess of prescribed limits.

The Company had provided a credit enhancement amount to absorb credit losses. The trust had no recourse to the co-ownership interest in receivables retained by the Company, other than in respect of the credit enhancement amount. This amount was previously recognized by the Company as a retained interest and included in accounts receivable. At December 31, 2008, the fair value of the retained interest was nil% of the receivables sold or $nil (2007 – 18.7% or $22.5 million). The fair value approximated carrying value as a result of the short collection cycle and negligible credit losses. The Company could not enter into an agreement with a third party with respect to its retained interest.

The securitization program was subject to standard reporting and credit-rating requirements for the Company. The reporting included provision of a monthly portfolio report that the pool of eligible receivables satisfies pre-established criteria that were reviewed and approved by Dominion Bond Rating Service and are standard for agreements of this nature. Failure to comply with these provisions would trigger termination of the program.

In 2008, the Company recognized a loss of $2.7 million (2007 – $5.8 million; 2005 – $5.0 million) on the securitization program. The loss is included in “Other charges” on the Statement of Consolidated Income.

The table below summarizes certain cash flows related to the transfer of receivables:

(in millions of Canadian dollars)	2008	2007	2006
Proceeds from collections reinvested	$595.4	$1,478.9	$1,475.7

68	2008 ANNUAL REPORT

9.  Other comprehensive income (loss) and accumulated other comprehensive income

Components of other comprehensive income (loss) and the related tax effects are as follows:

		Income tax
	Before	(expense)	Net of tax
(in millions of Canadian dollars)	tax amount	recovery	amount
For the year ended December 31, 2008
Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(297.5)	$40.2	$(257.3)
Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	307.5	–	307.5
Realized gain on cash flow hedges settled in the period	(14.2)	4.2	(10.0)
Increase in unrealized holding losses on cash flow hedges	(5.1)	1.4	(3.7)
Realized loss on cash flow hedges settled in prior periods	3.2	(1.0)	2.2

Other comprehensive (loss) income	$(6.1)	$44.8	$38.7

For the year ended December 31, 2007
Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$71.0	$(9.7)	$61.3
Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(78.4)	–	(78.4)
Realized gain on cash flow hedges settled in the period	(12.8)	4.8	(8.0)
Increase in unrealized holding losses on cash flow hedges	(26.2)	9.1	(17.1)
Realized loss on cash flow hedges settled in prior periods	2.2	(0.8)	1.4

Other comprehensive loss	$(44.2)	$3.4	$(40.8)

For the year ended December 31, 2006
Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(3.7)	$0.5	$(3.2)
Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	2.1	–	2.1

Other comprehensive loss	$(1.6)	$0.5	$(1.1)

2008 ANNUAL REPORT	69

Changes in the balances of each classification within AOCI are as follows:

	Opening		Closing
	Balance,		Balance,
	January 1,	Period	December 31,
(in millions of Canadian dollars)	2008	change	2008
Year ended December 31, 2008
Foreign exchange gain (loss) on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$296.6	$(257.3)	$39.3
Foreign exchange (loss) gain on net investment in U.S. subsidiaries	(246.9)	307.5	60.6
Decrease in unrealized effective losses on cash flow hedges	(6.2)	5.2	(1.0)
Increase in deferred loss on settled hedge instruments	(3.9)	(16.7)	(20.6)

Accumulated other comprehensive income	$39.6	$38.7	$78.3

			Adjusted
		Adjustment	Opening
	Opening	for change in	Balance,		Closing
	Balance,	accounting	January 1,		Balance,
	January 1,	policy	2007	Period	December 31,
(in millions of Canadian dollars)	2007	(Note 2)	(Note 2)	change	2007
Year ended December 31, 2007
Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$61.3	$296.6
Foreign exchange loss on net investment in U.S. subsidiaries	(168.5)	–	(168.5)	(78.4)	(246.9)
Unrealized effective gains (losses) on cash flow hedges	–	18.9	18.9	(25.1)	(6.2)
Deferred loss on settled hedge instruments	–	(5.3)	(5.3)	1.4	(3.9)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(40.8)	$39.6

During the next twelve months, the Company expects $4.9 million of unrealized holding losses on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2009.

10.  Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2008	2007	2006
(Use) source of cash:
Accounts receivable and other current assets	$(69.1)	$70.6	$(101.0)
Materials and supplies	(23.4)	(28.7)	(15.8)
Accounts payable and accrued liabilities	(6.2)	(45.5)	(0.4)
Income and other taxes payable	(33.5)	53.9	15.6

Change in non-cash working capital	$(132.2)	$50.3	$(101.6)

70	2008 ANNUAL REPORT

11.  Investments

For the year ended December 31 (in millions of Canadian dollars)	2008	2007
Investment in Dakota, Minnesota & Eastern Railroad Corporation accounted for on an equity basis	$–	$1,493.0
Other rail investments accounted for on an equity basis	48.4	35.6
Asset backed commercial paper	72.7	122.1
Other investments	30.0	17.9

Total investments	$151.1	$1,668.6

DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION (“DM&E”)

Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”) was acquired on October 4, 2007 and is wholly owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income in DM&E for the period of October 4, 2007 to December 31, 2007 of $12.3 million and equity income in 2008 earned prior to STB approval effective October 30, 2008 of $51.3 million, are recorded in “Equity income in Dakota, Minnesota and Eastern Railroad Corporation” on the Statement of Consolidated Income. Subsequent to October 30, 2008 the results of DM&E are consolidated on a line-by-line basis.

The DM&E was purchased for $1.5 billion resulting in goodwill of $180 million (US$147 million) as at December 31, 2008. Future contingent payments of up to approximately US$1.05 billion plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon achievement of certain milestones. Future contingent payments of US$350 million would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025. Further future contingent payments of up to approximately US$700 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. The contingent payments would be accounted for as an increase in the purchase price. Intangible assets acquired are subject to amortization. Neither the amortization of intangible assets nor goodwill are deductible for tax purposes.

Intangible assets recognized as part of the purchase price allocation have amortization periods for the various categories of intangible assets that range from 4 to 100 years. Net of amortization of $2.0 million recognized since the date of acquisition, intangible assets total $57.6 million as at December 31, 2008. Goodwill and intangible assets are included on the Consolidated Balance Sheet as at December 31, 2008 in “Goodwill and intangible assets”.

2008 ANNUAL REPORT	71

The following table reflects the final purchase price allocation, based on the fair value of DM&E’s assets, owned and leased, and liabilities acquired at acquisition.

October 4, 2007 (in millions of Canadian dollars)
Current assets	$92
Railroad properties	1,932
Intangible assets	50
Goodwill	147
Other assets	2

Total assets acquired	2,223

Current liabilities	98
Future income taxes	559
Debt and other liabilities	70

Total liabilities assumed	727

Investment in net assets of DM&E	$1,496

CANADIAN THIRD PARTY ASSET-BACKED COMMERCIAL PAPER (“ABCP”)

At December 31, 2008 and 2007, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity, nor have they traded in an active market since. There are currently no market quotations available. As a result, the Company has classified its ABCP as held for trading long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and retained legal and financial advisors to oversee the proposed restructuring process.

On March 17, 2008, a court order was obtained which commenced the process of restructuring the ABCP under the protection of the Companies’ Creditors Arrangement Act (“CCAA”). A vote of the holders of the ABCP approving the restructuring occurred on April 25, 2008, and on June 25, 2008 a court order sanctioning the restructuring of the ABCP was made pursuant to the CCAA.

On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information, including reports issued by Ernst & Young Inc., the Court appointed Monitor, it is estimated that at December 31, 2008, of the $143.6 million of ABCP in which the Company has invested:

☐	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset (“TA”) Tracking long-term floating rate notes with expected repayments over approximately seven and three-quarter years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

☐	$117.7 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with expected repayments over approximately eight years. The Company expects to receive replacement notes with par values as follows:

☐	Class A-1: $59.6 million

☐	Class A-2: $46.2 million

☐	Class B: $8.4 million

☐	Class C: $3.5 million

72	2008 ANNUAL REPORT

The replacement senior notes are expected to obtain an A rating while the replacement subordinated notes are likely to be unrated; and

☐	$13.4 million is represented by assets that have an exposure to U.S. mortgages and sub-prime mortgages and assets that are held in a satellite trust that will be terminated when the restructuring is effective. On restructuring, the Company is likely to receive Ineligible Asset (“IA”) Tracking long-term floating rate notes with expected repayments over approximately five years to eight years. In addition, the Company will receive other tracking notes of approximately $1.2 million which are expected to be paid down when the restructuring is effective, with recoveries of 5.9% of principal. Certain of these notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive. DBRS has indicated that certain IA Tracking notes may be unrated.

The valuation technique used by the Company to estimate the fair value of its investment in ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and subsequent Monitor’s Reports and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at December 31, 2008 and 2007 are:

2008
Probability weighted average interest rate	2.2%
Weighted average discount rate	9.1%
Expected repayments of long-term floating rate notes	five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	rated notes(1): nil to 25%
unrated notes(2): 25% to 100%

(1)  TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.
(2)  Class B and Class C subordinated notes and IA Tracking notes.

2007
Probability weighted average interest rate	4.6%
Weighted average discount rate	5.3%
Expected repayments of long-term floating rate notes	five to seven years
Credit losses	nil to 50%

Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

The expected repayments vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

One of the cash flow scenarios modelled is a liquidation scenario whereby recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. While the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with the successful approval of the restructuring plan.

In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at December 31, 2008 (2007 – $122.1 million), excluding $6.4 million of accrued interest, which has been recognized separately in the balance sheet. This represents a reduction in the estimated fair value of $49.4 million from December 31, 2007 as a result of the worsening credit markets and expected termination of certain tracking notes. Charges to income of $49.4 million before tax ($34.8 million after tax) were recorded in 2008 (2007 – $21.5 million before tax, $15.0 million after tax). These charges represent 34% of the original value (2007 – 15%), bringing the total

2008 ANNUAL REPORT	73

write-down to an aggregate of approximately 49% of the original value (2007 – 15%), or 47% of the original value plus accrued interest. Sensitivity analysis is presented below for key assumptions:

Change in fair value of
(in millions of Canadian dollars)	ABCP
Probability of successful restructuring:
1 percent increase	$0.3
1 percent decrease	$(0.3)
Interest rate
50 basis point increase	$3.0
50 basis point decrease	$(3.0)
Discount rate
50 basis point increase	$(2.5)
50 basis point decrease	$2.6

Subsequent to the year end, on January 12, 2009, the Court granted an order for the implementation of the restructuring plan, for the ABCP, and the restructuring was completed on January 21, 2009. As a result, CP received the following new, replacement ABCP notes with a total settlement value of $142.8 million, as follows:

☐	$12.4 million Master Asset Vehicle (“MAV”) 3 TA Tracking notes;

☐	$118.2 million MAV 2 notes with eligible assets:

☐	Class A-1: $59.3 million

☐	Class A-2: $45.9 million

☐	Class B: $8.3 million

☐	Class C: $3.5 million

☐	Class 9: $0.6 million

☐	Class 14: $0.6 million

☐	$12.2 million MAV 2 IA Tracking notes

The difference between the original cost of $143.6 million and the settlement value of $142.8 million is expected to be received as interest. The estimated fair value of the new replacement notes received on January 21, 2009 is materially unchanged from the December 31, 2008 estimated fair value. These new replacement notes will be classified as held for trading financial assets and will be subject to mark-to-market accounting in future periods. Changes in fair value will be recorded in income as they arise.

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near-term earnings.

74	2008 ANNUAL REPORT

OTHER INVESTMENTS

The Company accounts for its 50% investment in the Detroit River Tunnel Partnership (“DRTP”) on a proportionate consolidation basis. Summarized financial information for the Company’s interest in the DRTP is as follows:

(in millions of Canadian dollars)	2008	2007
Current assets	$2.4	$0.8
Long-term assets	50.8	51.0
Current liabilities	2.4	2.5
Long-term liabilities	0.5	0.5
Revenues	10.3	12.9
Expenses	0.9	2.4
Income before tax	9.4	10.5
Cash provided by operating activities	8.4	9.4
Cash used in investing activities	0.9	1.9
Cash used in financing activities	7.4	7.7

Income before tax from CP’s investment in the DRTP was $9.4 million in 2008 (2007 – $10.5 million; 2006 – $11.1 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.6 million in 2008 (2007 – income of $0.2 million; 2006 – loss of $0.6 million). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $5.6 million in 2008 (2007 – $4.1 million; 2006 – $3.6 million). Equity income (loss) is recorded in “Other” revenues on the Statement of Consolidated Income.

12.  Net properties

		Accumulated	Net book
(in millions of Canadian dollars)	Cost	depreciation	value
2008
Track and roadway	$11,862.9	$3,195.0	$8,667.9
Buildings	366.5	126.8	239.7
Rolling stock	3,829.4	1,480.4	2,349.0
Other	2,027.9	707.6	1,320.3

Total net properties	$18,086.7	$5,509.8	$12,576.9

2007
Track and roadway	$8,828.0	$2,852.1	$5,975.9
Buildings	342.4	136.0	206.4
Rolling stock	3,593.7	1,485.4	2,108.3
Other	1,632.9	630.4	1,002.5

Total net properties	$14,397.0	$5,103.9	$9,293.1

At December 31, 2008, software development costs of $609.9 million (2007 – $612.5 million) and accumulated depreciation of $240.0 million (2007 – $239.1 million) were included in the category “Other”. Additions during 2008 were $55.6 million (2007 – $48.8 million; 2006 – $37.6 million) and depreciation expense was $44.5 million (2007 – $50.5 million; 2006 – $53.2 million).

At December 31, 2008, net properties included $609.9 million (2007 – $503.4 million) of assets held under capital lease at cost and related accumulated depreciation of $153.9 million (2007 – $127.5 million).

2008 ANNUAL REPORT	75

During 2008, capital assets were acquired under the Company’s capital program at an aggregate cost of $981.7 million (2007 – $908.5 million; 2006 – $818.6 million), $79.5 million of which were acquired by means of capital leases (2007 – $12.1 million; 2006 – $21.6 million). Cash payments related to capital purchases were $892.3 million in 2008 (2007 – $893.2 million; 2006 – $793.7 million). At December 31, 2008, $12.0 million (2007 – $2.1 million; 2006 – $3.5 million) remained in accounts payable related to the above purchases.

Effective October 30, 2008, the Company’s consolidated property accounts include those of its subsidiary DM&E (see Note 11).

13.  Goodwill and intangible assets

	2008
(in millions of Canadian dollars)	Goodwill	Intangible assets
Balance at beginning of the year	$–	$–
Additions (Note 11)	147.1	50.0
Amortization	–	(2.0)
Foreign exchange impact	32.5	9.6

Balance at end of year	$179.6	$57.6

Intangible assets includes an option to expand the track network, favourable leases, customer relationships and interline contracts acquired in a business acquisition.

14.  Other assets and deferred charges

(in millions of Canadian dollars)	2008	2007
Prepaid pension costs	$1,160.2	$1,104.1
Other	181.8	114.5

Total other assets and deferred charges	$1,342.0	$1,218.6

76	2008 ANNUAL REPORT

15.  Long-term debt

(in millions of Canadian dollars)	Currency in which payable	2008	2007
6.250% Notes due 2011	US$	$505.7	$398.8
7.125% Debentures due 2031	US$	420.8	341.4
9.450% Debentures due 2021	US$	301.2	244.4
5.750% Debentures due 2033	US$	292.4	235.5
4.90% Medium Term Notes due 2010	CDN$	349.9	349.8
5.95% Notes due 2037	US$	534.3	432.1
5.75% Notes due 2013	US$	483.3	–
6.50% Notes due 2018	US$	362.0	–
6.25% Medium Term Notes due 2018	CDN$	370.7	–
5.41% Senior Secured Notes due 2024	US$	156.7	130.4
6.91% Secured Equipment Notes due 2009 – 2024	CDN$	205.9	212.9
7.49% Equipment Trust Certificates due 2009 – 2021	US$	133.3	111.2
Secured Equipment Loan due 2009 – 2015	CDN$	139.3	144.2
Other Long Term Loans due 2009 – 2015 (4.00% – 5.65%)	US$	5.4	–
Obligations under capital leases due 2009 – 2022 (5.20% – 9.38%)	US$	406.4	263.5
Obligations under capital leases due 2009 – 2031 (5.64% – 5.65%)	CDN$	12.8	13.5
Bridge financing due 2009	US$	–	1,256.3
Bank loan payable on demand due 2010 (5.883%)	CDN$	5.4	5.1

		4,685.5	4,139.1
Perpetual 4% Consolidated Debenture Stock	US$	37.2	30.3
Perpetual 4% Consolidated Debenture Stock	GB£	7.1	7.8

		4,729.8	4,177.2
Less: Long-term debt maturing within one year		44.0	31.0

		$4,685.8	$4,146.2

At December 31, 2008, the gross amount of long-term debt denominated in U.S. dollars was US$3,009.8 million (2007 – US$3,513.8 million).

In October 2007, the Company obtained bridge financing in the amount of US$1.27 billion for net proceeds of CDN$1.26 billion. The interest rate is floating and is calculated based on London Interbank Offered Rate (“LIBOR”) plus a spread (2008 – 3.75%; 2007 – 5.53%). The final interest and principal payments occurred on December 30, 2008.

During the second quarter of 2008, the Company issued US$400 million 5.75% 5-year Notes, US$300 million 6.50% 10-year Notes and CDN$375 million 6.25% 10-year Medium Term Notes. Net proceeds from these offerings were CDN$1,068.7 million. The notes are unsecured, but carry a negative pledge. The proceeds from these offerings were used to partially repay the bridge financing. Interest on each of these notes is paid semi-annually: 5.75% Notes and 6.50% Notes on May 15 and November 15; and 6.25% Medium Term Notes on June 1 and December 1 of each year.

Interest on each of the following instruments is paid semi-annually: 5.95% Notes on May 15 and November 15; 6.250% Notes and 7.125% Debentures on April 15 and October 15; 9.450% Debentures on February 1 and August 1; 5.750% Debentures on March 15 and September 15; and 4.90% Medium Term Notes on June 15 and December 15 of each year. All of these notes and debentures are unsecured but carry a negative pledge.

The 5.41% Senior Secured Notes due 2024 are collateralized by specific locomotive units with a carrying value at December 31, 2008, of $179.1 million. Equal blended semi-annual payments of principal and interest are made on March 3 and September 3 of each year, up to and including September 3, 2023. Final payment of the remaining interest and principal will be made on March 3, 2024.

2008 ANNUAL REPORT	77

The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value at December 31, 2008 of $179.4 million. The Company made semi-annual payments of interest in the amount of $8.1 million on April 1 and October 1 of each year, up to and including October 1, 2004. Commencing April 1, 2005, and continuing on April 1 and October 1 of each year, the Company pays equal blended semi-annual payments of principal and interest of $10.9 million. Final payment of principal and interest is due October 1, 2024.

The 7.49% Equipment Trust Certificates are collateralized by specific locomotive units with a carrying value at December 31, 2008, of $143.5 million. Semi-annual interest payments of US$4.4 million were made on January 15 and July 15 of each year, up to and including January 15, 2005. Beginning on July 15, 2005, and continuing on January 15 and July 15 of each year, the Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final payment of the principal is due January 15, 2021.

The Secured Equipment Loan due 2009-2015 is collateralized by specific locomotive units with a carrying value of $148.0 million at December 31, 2008. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2008 – 4.28%; 2007 – 4.91%). The Company makes blended payments of principal and interest semi-annually on February 1 and August 1 of each year.

The bank loan payable on demand matures in 2010 and carries an interest rate of 5.883%. The amount of the loan at December 31, 2008, was $207.2 million (2007 – $195.4 million). The Company has offset against this loan a financial asset of $201.8 million (2007 – $190.3 million) with the same financial institution.

The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

Annual maturities and sinking fund requirements, excluding those pertaining to capital leases, for each of the five years following 2008 are (in millions): 2009 – $28.3; 2010 – $375.3; 2011 – $517.4; 2012 – $37.4; 2013 – $528.7.

At December 31, 2008, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2009	$45.8
	2010	61.9
	2011	37.0
	2012	38.3
	2013	36.3
	Thereafter	442.1

Total minimum lease payments		661.4
Less: Imputed interest		(242.2)

Present value of minimum lease payments		419.2
Less: Current portion		(15.7)

Long-term portion of capital lease obligations		$403.5

The carrying value of the assets collateralizing the capital lease obligations was $454.3 million at December 31, 2008.

78	2008 ANNUAL REPORT

16.  Financial instruments

Fair value of financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables
Accounts receivable and other current assets – The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments – Long-term receivable balances are carried at amortized cost based on an initial fair value as determined at the time using discounted cash flow analysis and observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities and short-term borrowings – The carrying amounts approximate fair value because of the short maturity of these instruments.

Deferred liabilities –  Contractual amounts payable over a period greater than one year are valued at an amount equal to the discounted future cash flow using a discount rate that reflects market prices to settle liabilities with similar terms and maturities.

Long-term debt – The carrying amount of long-term debt is at amortized cost based on an initial fair value as determined at the time using the quoted market prices for the same or similar debt instruments.

Available for sale
Investments – Certain equity investments, which do not represent control or significant influence and which are accounted for on a cost basis, have a carrying value that equals cost as fair value cannot be reliably established. There are no quoted prices in an active market for these investments.

Held for trading
Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments. Changes in fair values of such derivatives are recognized in net income as they arise.

Cash and cash equivalents – The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments – ABCP is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider (see Note 11).

2008 ANNUAL REPORT	79

The table below reconciles carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories:

				December 31, 2007
	December 31, 2008
	Carrying Value of	Carrying Value of		Carrying Value of	Carrying Value of
	Financial Assets /	Other Assets /	Balance Sheet	Financial Assets /	Other Assets /	Balance Sheet
(in millions of Canadian dollars)	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount
Assets
Cash and cash equivalents	$117.6	$–	$117.6	$378.1	$–	$378.1

Accounts receivable and other current assets Accounts receivable	638.7	–		483.0	–
Current portion of crude oil swaps	3.2	–		12.9	–
Current portion of interest rate swaps	7.2	–		–	–
Other	–	64.0		–	46.9

	649.1	64.0	713.1	495.9	46.9	542.8

Investments
Equity investments at cost	18.3	–		1.3	–
Long-term receivables at amortized cost	10.8	–		17.5	–
ABCP	72.7	–		122.1	–
Other	–	49.3		–	1,527.7

	101.8	49.3	151.1	140.9	1,527.7	1,668.6

Other assets and deferred charges
Long-term portion of crude oil swaps	–	–		8.5	–
Long-term portion of currency forward	57.3	–		–	–
Long-term portion of interest rate swaps	13.7	–		–	–
Other	–	1,271.0		–	1,210.1

	71.0	1,271.0	1,342.0	8.5	1,210.1	1,218.6

Liabilities
Short-term borrowings	$150.1	$–	$150.1	$229.7	$–	$229.7

Accounts payable and accrued liabilities Accounts payable and accrued liabilities	899.0	–		759.1	–
Current portion of foreign exchange contracts on fuel	0.1	–		2.1	–
Current portion of diesel swaps	4.5	–		–	–
Current portion of treasury rate lock	–	–		30.6	–
Current portion of interest rate swaps	–	–		(1.0)	–
Other	–	131.3		–	190.0

	903.6	131.3	1,034.9	790.8	190.0	980.8

Long-term debt maturing within one year	44.0	–	44.0	31.0	–	31.0

Deferred liabilities
Long-term portion of foreign exchange contracts on fuel	–	–		1.5	–
Long-term portion of currency forward	–	–		15.7	–
Long-term portion of interest rate swaps	–	–		(4.5)	–
Total return swap	67.9	–		3.8	–
Other deferred liabilities	90.8	–		104.4	–
Other	–	706.5		–	593.7

	158.7	706.5	865.2	120.9	593.7	714.6

Long-term debt	4,685.8	–	4,685.8	4,146.2	–	4,146.2

80	2008 ANNUAL REPORT

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,729.8 million at December 31, 2008 (December 31, 2007 – $4,177.2 million) and a fair value of approximately $4,198.9 million at December 31, 2008 (December 31, 2007 – $4,302.6 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2008 and December 31, 2007, respectively. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

Financial risk management

In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, commodity price risk, other price risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a Financial Risk Management (FRM) framework. The FRM goals and strategy are outlined below:

FRM objectives:

☐	Maintaining sound financial condition as an ongoing entity;

☐	Optimizing earnings per share and cash flow;

☐	Financing operations of the group of CP companies at the optimal cost of capital; and

☐	Ensuring liquidity to all Canadian and U.S. operations.

In order to satisfy the objectives above, the Company has adopted the following strategies:

☐	Prepare multi-year planning and budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

☐	Measure the extent of operating risk within the business;

☐	Identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

☐	Utilize financial instruments, including derivatives, to manage the remaining residual risk to levels that fall within the risk tolerance of the Company.

The Board of Directors has delegated FRM oversight to the Audit, Finance and Financial Risk Management Committee (“Audit Committee”). The Audit Committee reviews with management FRM policies and processes to be implemented across the Company, as well as the effectiveness and efficiency of such policies and processes.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in foreign exchange (“FX”) rates, interest rates, fuel price, and share price. The use of any derivative instruments is carried out in accordance with approved trading limits and authorized counterparties as specified in the policy and/or mandate. It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Risk factors

The following is a discussion of market, credit and liquidity risks and related mitigation strategies that have been identified through the FRM framework. This is not an exhaustive list of all risks, nor will the mitigation strategies eliminate all risks listed. Risks related to the Company’s investment in ABCP are discussed in more detail in Note 11.

Foreign exchange risk

This risk refers to the fluctuation of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian dollars and U.S. dollars. The Company’s income is exposed to FX risk largely in the following ways:

☐	Translation of U.S. dollar-denominated revenues and expenses into Canadian dollars – When the Canadian dollar changes relative to the U.S. dollar, income reported in Canadian dollars will change. The impact of a strengthening Canadian dollar on U.S. dollar revenues and expenses will reduce net income because the Company has more U.S. dollar revenues than expenses. This impact is excluded from the sensitivity in the table below; and

☐	Translation of U.S. dollar-denominated debt and other monetary items – A strengthening Canadian dollar will reduce the Company’s U.S. dollar denominated debt in Canadian dollar terms and generate a FX gain on long-term debt, which is recorded in income. The Company calculates FX on long-term debt using the difference in FX rates at the beginning and at the end of each reporting period. Other U.S. dollar denominated monetary items will also be impacted by changes in FX rates.

2008 ANNUAL REPORT	81

FOREIGN EXCHANGE MANAGEMENT

In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with U.S. customers and suppliers to reduce the net exposure. The Company may from time to time reduce residual exposure by hedging revenues through FX forward contracts. The Company had no revenue forward sales of U.S. dollars outstanding at December 31, 2008.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, for long-term debt denominated in U.S. dollars in Canada, the Company may enter into FX forward contracts to hedge debt that is denominated in U.S. dollars.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

The table below depicts the annual impact to net income and other comprehensive income of long-term debt, including FX forward contracts on long-term debt, had the exchange rate increased or decreased by one cent. The impact on other U.S. dollar denominated monetary items is not considered to be material.

	Year ended December 31, 2008
		Impact to Other
	Impact to	comprehensive
(in millions of Canadian dollars)	Net income	income
1 cent strengthening in Canadian dollar	$(2.3)	$(2.1)
1 cent weakening in Canadian dollar	2.3	2.1

Note: All variables excluding FX are held constant. Net income would be decreased by $12.0 million and other comprehensive income would be increased by $12.0 million if the net investment hedge was not included in the above table.

FOREIGN EXCHANGE FORWARD CONTRACTS

In June 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. During the year ended December 31, 2008, the Company recorded a gain on this derivative of $73.0 million (year ended December 31, 2007 – loss of $15.7 million), in “Foreign exchange (gain) loss on long-term debt”. At December 31, 2008, the unrealized gain on the forward was $57.3 million (December 31, 2007 – unrealized loss of $15.7 million).

Interest rate risk

This refers to the risk that the fair value or income and future cash flows of a financial instrument will vary as a result of changes in market interest rates.

In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of the debt.

82	2008 ANNUAL REPORT

The table below depicts the exposure to floating and fixed interest rates for all financial assets and liabilities:

	December 31, 2008
	At floating	At fixed
(in millions of Canadian dollars)	interest rates	interest rates
Financial assets
Cash and short-term investments	$117.6	$–
ABCP	72.7	–
Financial liabilities
Short-term borrowings	150.1	–
Long-term debt(1)	384.4	4,345.4

(1)	Includes impact of interest rate swaps.

INTEREST RATE MANAGEMENT

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

The table below depicts the annual impact to net income had interest rates increased or decreased by 50 basis points. Typically, as rates increase, net income decreases.

Year ended
December 31, 2008
Impact to
(in millions of Canadian dollars)	Net income
50 basis point increase in rates	$(1.2)
50 basis point decrease in rates	1.2

Note: All variables excluding interest rates are held constant.

At December 31, 2008, the Company had outstanding interest rate swap agreements, classified as fair value hedges, for a notional amount of US$200 million or CDN$243.6 million (2007 – US$200.0 or CDN$198.3 million). The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the year ended December 31, 2008, the Company recorded a gain of $3.1 million (year ended December 31, 2007 – loss of $1.1 million) to “Net interest expense”. At December 31, 2008, the unrealized gain, derived from the fair value of the swaps, was $20.9 million (December 31, 2007 – $5.5 million).

The following table discloses the terms of the swap agreements at December 31, 2008:

Expiration	October 15, 2011
Notional amount of principal (in millions of Canadian dollars)	$243.6
Fixed receiving rate	6.250%
Variable paying rate – year ended December 31, 2008	4.859%

Based on U.S. three-month LIBOR.

2008 ANNUAL REPORT	83

During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued. These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation, losses of $1.1 million due to some ineffectiveness were recognized and recorded in net income during 2008. Effective hedge losses of $28.7 million were deferred in Accumulated other comprehensive income and will be amortized in earnings over 30 years as an adjustment to interest expense.

Stock-based compensation risk

This risk refers to the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include deferred share units, restricted share units, performance share units and share appreciation rights. As the share price appreciates, these instruments are marked to market increasing compensation expense.

STOCK-BASED COMPENSATION EXPENSE MANAGEMENT

To minimize the volatility to compensation expense created by changes in share price, the Company entered into Total Return Swap arrangements (“TRS”) through April 2010 to reduce the volatility and total cost to the Company over time of the four types of stock-based compensation programs noted above. These are derivative instruments that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps minimize volatility to compensation expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swaps would no longer be offset by any compensation expense reductions.

The table below depicts the annual impact to net income as a result of the TRS had the share price increased or decreased $1 from the closing share price on December 31, 2008 of $40.98.

Year ended
December 31, 2008
Impact to
(in millions of Canadian dollars)	Net income
$1 increase in share price	$1.8
$1 decrease in share price	(1.8)

Note: All variables excluding share price are held constant.

During the year ended December 31, 2008, Compensation and benefits expense increased by $64.1 million (year ended December 31, 2007 – $2.6 million) due to unrealized losses for these swaps. At December 31, 2008, the unrealized loss on these swaps was $67.9 million (December 31, 2007 – $3.8 million).

Commodity risk

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Because fuel expense constitutes a large portion of the Company’s operating costs, volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

FUEL PRICE MANAGEMENT

The impact of variable fuel expense is mitigated substantially through fuel recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

84	2008 ANNUAL REPORT

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

The table below depicts the annual impact to net income (excluding recoveries through pricing mechanisms) and other comprehensive income (“OCI”) as a result of the Company’s crude forward contracts had the price of West Texas Intermediate (“WTI”) changed by $1 from the closing price on December 31, 2008 of US$44.60 per barrel:

Year ended
December 31, 2008
Impact to Other
(in millions of Canadian dollars)	comprehensive income
$1 increase in price per barrel	$0.3
$1 decrease in price per barrel	(0.3)

Note: All variables excluding WTI per barrel are held constant.

At December 31, 2008, the Company had crude forward contracts, which are accounted for as cash flow hedges, to purchase approximately 180,000 barrels during 2009 at average quarterly prices of US$38.19 per barrel. This represents approximately 2% - 3% of estimated fuel purchases in 2009. At December 31, 2008, the unrealized gain on these forward contracts was $3.2 million (December 31, 2007 – $21.4 million).

At December 31, 2008, the Company had diesel forward contracts, which are accounted for as cash flow hedges, to purchase approximately 150,000 barrels during the first quarter of 2009 at an average quarterly price of US$87.15 per barrel. This represents approximately 9% of estimated fuel purchases during the first quarter of 2009. At December 31, 2008, the unrealized losses on these forward contracts was $4.5 million (December 31, 2007 – $nil).

At December 31, 2008, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$6.3 million for settlement during 2009 at exchange rates ranging from 1.2276 to 1.2306. At December 31, 2008, the unrealized loss on these forward contracts was $0.1 million (December 31, 2007 – $3.5 million).

For the year ended December 31, 2008, the Company realized gains on commodity swaps of $6.1 million (2007 – $19.1 million), consisting of $15.8 million of gains realized from OCI on swaps designated as hedges, and losses of $9.7 million on swaps not designated as hedges (2007 – realized gains $1.7 million). The Company also realized losses of $1.8 million on settled FX forward contracts (2007 – $2.6 million). The net impact of these settled derivatives was to reduce “Fuel” expense by $4.3 million (2007 – $16.5 million).

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company. The Company’s credit risk regarding its investment in ABCP are discussed in more detail in Note 11.

CREDIT RISK MANAGEMENT

The railway industry serves predominantly financially established customers and as a result the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. As a result of the deteriorated economic environment, the allowance for doubtful accounts has been increased to $31.8 million from $18.4 million at December 31, 2007. The Company establishes guidelines for customer

2008 ANNUAL REPORT	85

credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable, net of allowances, are aged as follows at December 31, 2008:

(in millions of Canadian dollars)
Up to date	$394.8
Under 30 days past due	163.0
30-60 days past due	33.7
61-90 days past due	17.5
Over 91 days past due	29.7

$638.7

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of ABCP, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of ABCP, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk includes the Company’s financial asset values reported in the table which reconciles the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories, and an indeterminable maximum under guarantees as discussed in Note 25.

Liquidity risk

The Company monitors and manages its liquidity risk to ensure access to sufficient funds to meet operational and investing requirements.

LIQUIDITY RISK MANAGEMENT

The Company has long-term debt ratings of Baa3, BBB, and BBB from Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”), and DBRS respectively. The S&P and DBRS ratings have a negative outlook, while the rating of Moody’s has a stable outlook. The Company intends to manage its capital structure and liquidity at levels that sustain an investment grade rating.

The Company has a four year revolving credit facility of $945 million, with an accordion feature to $1.15 billion, of which $336 million is committed for letters of credit, $150 million was drawn and $459 million was available on December 31, 2008. This facility is arranged with a core group of highly rated international financial institutions and incorporates pre-agreed pricing. The revolving credit facility is available on next day terms.

Surplus cash is invested in a range of short dated money market instruments meeting or exceeding the parameters of the Company’s investment policy.

The table below reflects the contractual maturity of the Company’s undiscounted cash flows for its financial liabilities and derivatives:

	As at December 31, 2008
(in millions of Canadian dollars)	2009	2010 – 2012	2013+	Total
Financial liabilities
Short-term borrowings	$150.1	$–	$–	$150.1
Accounts payable and accrued liabilities	899.0	73.6	17.2	989.8
Total return swap	–	67.9	–	67.9
Diesel swaps	4.5	–	–	4.5
Foreign exchange contracts on fuel	0.1	–	–	0.1
Long-term debt(1)	74.1	1,067.3	3,867.3	5,008.7

(1)	Includes principal on long-term debt and undiscounted payments on capital leases.

86	2008 ANNUAL REPORT

17.  Deferred liabilities

(in millions of Canadian dollars)	2008	2007
Provision for restructuring and environmental remediation (Note 19)	$251.2	$234.0
Deferred workers’ compensation and personal injury accruals	159.8	161.4
Accrued employee benefits	248.0	222.0
Total return swap (Note 16)	67.9	3.8
Deferred revenue on rights-of-way license agreements	51.3	48.0
Deferred income credits	39.0	32.0
Asset retirement obligations (Note 18)	31.9	29.1
Deferred gain on sale leaseback	26.7	–
Long term payable	20.6	20.6
Stock-based compensation liabilities	23.2	71.3
Financial instruments	–	13.7
Other	92.2	71.4

	1,011.8	907.3
Less: Amount payable/realizable within one year	146.6	192.7

Total deferred liabilities	$865.2	$714.6

Deferred revenue on rights-of-way license agreements is being amortized to income on a straight-line basis over the related lease term.

18.  Asset retirement obligations

The Company has two liabilities related to asset retirement obligations (“ARO”) recorded in “Deferred liabilities”. These liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Statement of Consolidated Income.

(in millions of Canadian dollars)	2008	2007	2006
Balance, beginning of year	$29.1	$30.9	$32.9
Liabilities incurred	3.7	–	–
Accretion	1.9	1.9	2.0
Liabilities settled – payments	(2.2)	(0.7)	(0.7)
Liabilities settled – sale of related asset	–	(0.8)	(3.4)
Revision to estimated cash flows	(0.6)	(2.2)	0.1

Balance, end of year	$31.9	$29.1	$30.9

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $48.2 million at December 31, 2008 (2007 – $50.4 million), which, when present valued, was $26.6 million at December 31, 2008 (2007 – $27.7 million). The payments are expected to be made in the 2009 – 2044 period.

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2008, was $16.7 million (2007 – $16.0 million), which, when present valued, was $1.6 million at December 31, 2008 (2007 – $1.4 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 36 years.

2008 ANNUAL REPORT	87

During the year, the Company incurred liabilities in relation to the acquisition of DM&E. These liabilities relate to an obligation to dispose of certain removed railroad ties at the end of their useful lives and to restencil certain railcars returned to the lessor at the end of the lease term.

19.  Restructuring accrual and environmental remediation

At December 31, 2008, the provision for restructuring and environmental remediation was $251.2 million (2007 – $234.0 million). The restructuring provision was primarily for labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program for various sites, as well as a special charge taken in 2004 related to a specific property.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring and environmental remediation programs:

	Opening				Foreign	Closing
	balance	Accrued		Amortization	exchange	balance
(in millions of Canadian dollars)	Jan. 1	(reduced)	Payments	of discount(1)	impact	Dec. 31
Year ended December 31, 2008
Labour liability for terminations and severances	$129.2	$1.9	$(40.3)	$4.3	$4.5	$99.6
Other non-labour liabilities for exit plans	0.8	–	(0.4)	–	0.1	0.5

Total restructuring liability	130.0	1.9	(40.7)	4.3	4.6	100.1

Environmental remediation program	104.0	47.6	(12.6)	–	12.1	151.1

Total restructuring and environmental remediation liability	$234.0	$49.5	$(53.3)	$4.3	$16.7	$251.2

Year ended December 31, 2007
Labour liability for terminations and severances	$187.4	$(12.8)	$(46.8)	$6.1	$(4.7)	$129.2
Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	–	(0.2)	0.8

Total restructuring liability	188.8	(13.0)	(47.0)	6.1	(4.9)	130.0

Environmental remediation program	120.2	7.5	(14.0)	–	(9.7)	104.0

Total restructuring and environmental remediation liability	$309.0	$(5.5)	$(61.0)	$6.1	$(14.6)	$234.0

Year ended December 31, 2006
Labour liability for terminations and severances	$263.6	$(14.1)	$(71.8)	$9.8	$(0.1)	$187.4
Other non-labour liabilities for exit plans	5.8	0.7	(5.0)	0.1	(0.2)	1.4

Total restructuring liability	269.4	(13.4)	(76.8)	9.9	(0.3)	188.8

Environmental remediation program	129.4	10.5	(19.5)	–	(0.2)	120.2

Total restructuring and environmental remediation liability	$398.8	$(2.9)	$(96.3)	$9.9	$(0.5)	$309.0

(1) Amortization of discount is charged to income as “Compensation and benefits” (2008 – $2.5 million; 2007 – $3.3 million; 2006 – $5.1 million), and “Other charges” (2008 – $1.8 million; 2007 – $2.8 million; 2006 – $4.8 million), as applicable.

New accruals and adjustments to previous accruals were a net increase of $49.5 million in 2008, compared with net reduction of $5.5 million in 2007 and a net reduction of $2.9 million in 2006.

In 2008, CP recorded a net increase in the restructuring liability included in “Deferred liabilities” of $49.5 million, mainly due to the consolidation of the fair value of DM&E’s environmental remediation program of $47.6 and a labour restructuring accrual of $1.9 million. DM&E’s environmental remediation program was accrued based on costs that are probable and estimable following the Company’s environmental management strategies to remediate specific sites across the DM&E property. This net increase was primarily recorded in the

88	2008 ANNUAL REPORT

purchase price allocation for the DM&E, with other adjustments recorded to “Compensation and benefits” and “Purchased services and other” expense.

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

20.  Shareholders’ equity

AUTHORIZED AND ISSUED SHARE CAPITAL

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2008, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

	2008	2007
(in millions)	Number	Number
Share capital, January 1	153.3	155.5
Shares issued under stock option plans	0.5	1.0
Shares repurchased	–	(3.2)

Share capital, December 31	153.8	153.3

The change in the Share capital balance includes $2.6 million (2007 – $5.1 million) related to the cancellation of the SARs liability on exercise of tandem stock options, and $10.0 million (2007 – $0.7 million) of stock-based compensation transferred from “Contributed surplus”.

In March 2007, the Company completed the filing for a new normal course issuer bid (“2007 NCIB”) to cover the period of March 28, 2007 to March 27, 2008 to purchase, for cancellation, up to 5.0 million of its outstanding Common Shares. Effective April 30, 2007, the 2007 NCIB was amended to purchase, for cancellation, up to 15.3 million of its outstanding Common Shares. Of the 15.3 million shares authorized under the 2007 NCIB, 2.7 million shares were purchased at an average price per share of $73.64. As of December 31, 2008, the 2007 NCIB had expired.

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

21.  Pensions and other benefits

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

2008 ANNUAL REPORT	89

At December 31, the elements of defined benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions				Other benefits
(in millions of Canadian dollars)	2008		2007	2006	2008		2007		2006
Current service cost (benefits earned by employees in the year)	$97.6		$97.6	$101.9	$16.1		$16.8		$15.1
Interest cost on benefit obligation	445.8		420.0	400.0	27.0		26.7		26.6
Actual loss (return) on fund assets	1,210.4		(275.9)	(927.4)	(0.3)		(1.2)		(0.6)
Actuarial (gain) loss	(1,176.9	)(1)	(1.4)	35.2	(63.4	)(1)	(1.1)		(2.9)
Plan amendments	42.0		22.5	1.3	–		–		(1.2)
Settlement gain	–		–	–	(4.8	)(2)	(10.7	)(2)	–

Elements of employee future benefit cost, before adjustments to recognize the long-term nature of employee future benefit costs	618.9		262.8	(389.0)	(25.4)		30.5		37.0
Adjustments to recognize the long-term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)		(16.2)	(16.2)	12.4		12.4		12.4
Difference between expected return and actual return on fund assets	(1,794.3)		(278.3)	401.2	(0.4)		0.6		–
Difference between actuarial loss/gain recognized and actual actuarial loss/gain on benefit obligation	1,254.9		99.9	64.9	68.3		6.8		9.1
Difference between amortization of prior service costs and actual plan amendments	(21.5)		(5.8)	14.5	(0.1)		(0.2)		1.0

Net benefit cost	$41.8		$62.4	$75.4	$54.8		$50.1		$59.5

(1) Actuarial gain for 2008 was largely the result of an increase in the discount rate.

(2) Settlement gains from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.

90	2008 ANNUAL REPORT

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2008	2007	2008	2007
Change in benefit obligation:
Benefit obligation at January 1	$8,025.8	$7,892.7	$491.7	$509.5
Current service cost	97.6	97.6	16.1	16.8
Interest cost	445.8	420.0	27.0	26.7
Employee contributions	57.1	53.4	0.2	0.2
Benefits paid	(452.8)	(436.9)	(35.2)	(35.7)
Foreign currency changes	29.7	(22.1)	8.6	(9.3)
Actuarial gain	(1,176.9)	(1.4)	(63.4)	(1.1)
Plan amendments and other	42.0	22.5	–	–
Release due to settlement	–	–	(7.0)	(15.4)

Benefit obligation at December 31	$7,068.3	$8,025.8	$438.0	$491.7

Change in fund assets:
Fair value of fund assets at January 1	$7,610.5	$7,649.2	$12.5	$11.9
Actual (loss) return on fund assets	(1,210.4)	275.9	0.3	1.2
Employer contributions	95.4	86.4	34.2	34.9
Employee contributions	57.1	53.4	0.2	0.2
Benefits paid	(452.8)	(436.9)	(35.2)	(35.7)
Foreign currency changes	18.7	(17.5)	0.1	–

Fair value of fund assets at December 31	$6,118.5	$7,610.5	$12.1	$12.5

Funded status – plan deficit	$(949.8)	$(415.3)	$(425.9)	$(479.2)
Unamortized prior service cost	154.2	132.6	(0.7)	(0.7)
Unamortized net transitional (asset) obligation	(64.1)	(80.3)	49.3	61.7
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	1,204.0	(181.2)	–	–
Unamortized net actuarial loss	814.8 (1)	1,647.3 (1)	33.8	101.9

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,159.1	$1,103.1	$(343.5)	$(316.3)

(1) The aggregate amount by which each plan’s unamortized net actuarial loss exceeds the plan’s 10% corridor (10% of the greater of the benefit obligation and the market-related asset value) was equal to $68.7 million at December 31, 2008 (2007 – $844.7 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (December 31, 2008 – 10 years; December 31, 2007 – 11 years). In 2008, $78.0 million was amortized and included in the net benefit cost (2007 – $98.5 million).

2008 ANNUAL REPORT	91

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2008	2007	2008	2007
Other assets and deferred charges	$1,160.2	$1,104.1	$–	$–
Accounts payable and accrued liabilities	(0.3)	(0.2)	(39.1)	(38.3)
Deferred liabilities	(0.8)	(0.8)	(304.4)	(278.0)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,159.1	$1,103.1	$(343.5)	$(316.3)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31 (2007 — December 31, except November 30 for U.S. pension plans). The most recent actuarial valuations for pension funding purposes were performed as at January 1, 2008. The Company is entitled to rely on the January 1, 2008 actuarial valuation of its main Canadian pension plan until a new valuation as at January 1, 2011 is filed with the regulator, the regulator directs the Company to file at an earlier date, or the Company files at an earlier date at its discretion.

Included in the benefit obligation and fair value of fund assets at year end were the following amounts in respect of plans where the benefit obligation exceeded the fund assets:

	Pensions		Other benefits
(in millions of Canadian dollars)	2008	2007	2008	2007
Benefit obligation	$(7,068.3)	$(8,025.8)	$(438.0)	$(491.7)
Fair value of fund assets	6,118.5	7,610.5	12.1	12.5

	$(949.8)	$(415.3)	$(425.9)	$(479.2)

Actuarial assumptions used were approximately:

(percentages)	2008		2007		2006
Benefit obligation at December 31:
Discount rate	7.00		5.60		5.40
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.00	(1)	9.50	(1)	10.00	(1)
Benefit cost for year ended December 31:
Discount rate	5.60		5.40		5.25
Expected rate of return on fund assets	8.00		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.50	(1)	10.00	(1)	10.00	(1)

(1)	The health care cost trend rate is projected to decrease by 0.5% per year from a 10.0% rate in 2006 and 2007 to approximately 5.0% per year in 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
Favourable (unfavourable) (in millions of Canadian dollars)	point increase	point decrease
Effect on the total of service and interest costs	$(1.2)	$1.2
Effect on post-retirement benefit obligation	$(14.3)	$13.5

92	2008 ANNUAL REPORT

PLAN ASSETS

The Company’s pension plan asset allocation, and the current weighted average policy range for each major asset class, were as follows:

		Percentage of plan
		assets at December 31
Asset allocation (percentage)	Current policy range	2008	2007
Equity securities	45 – 51	41.6	49.4
Debt securities	37 – 43	45.2	41.6
Real estate and infrastructure	8 – 16	13.2	9.0

Total		100.0	100.0

The December 31, 2008 percentages for the equity and debt portfolios have moved outside their respective policy range due to the deterioration in the equity markets during the fourth quarter of 2008. The Company will rebalance these portfolios in accordance with the Company’s asset class rebalancing policy.

The Company’s investment strategy is to achieve a long-term (five- to ten-year period) real rate of return of 5.5%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5% yielded a long-term nominal target of 8.0%, net of all fees and expenses. In 2009 the expected real rate of return will be lowered to 5.25%, to yield an expected nominal target of 7.75%. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of returns on key asset classes with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives, excluding currency forwards, is limited to 20% of the market value of the fund.

At December 31, 2008, fund assets consisted primarily of listed stocks and bonds, including 63,800 of the Company’s Common Shares (2007 – 54,440) at a market value of $2.6 million (2007 – $3.5 million) and 6.91% Secured Equipment Notes issued by the Company at a par value of $3.8 million (2007 – $3.9 million) and at a market value of $4.1 million (2007 – $4.3 million).

CASH FLOWS

In 2008, the Company contributed $90.0 million to its registered pension plans (2007 – $82.9 million), including $3.1 million to the defined contribution plan (2007 – $3.2 million). In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $41.9 million (2007 – $40.7 million) with respect to supplemental pension plan benefits and other benefits.

DEFINED CONTRIBUTION PLAN

Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2008, the net cost of this plan, which generally equals the employer’s required contribution, was $3.1 million (2007 – $3.2 million; 2006 – $3.0 million).

2008 ANNUAL REPORT	93

POST-EMPLOYMENT RESTRUCTURING BENEFITS

The Company accrues post-employment labour liabilities as part of its restructuring accruals (see Note 19) that are discounted at rates of 6.30% and 6.75%. The labour portion of the Company’s accrued restructuring liability was as follows:

(in millions of Canadian dollars)	2008	2007
Change in liability:
Restructuring labour liability at January 1	$115.4	$160.8
Plan adjustment	1.9	(12.8)
Interest cost	6.6	8.9
Benefits paid	(30.3)	(36.8)
Foreign currency changes	4.5	(4.7)

Restructuring labour liability at December 31	98.1	115.4

Unfunded restructuring labour amount	(98.1)	(115.4)
Unamortized net transitional amount	(1.5)	(13.8)

Accrued restructuring labour liability on the Consolidated Balance Sheet	$(99.6)	$(129.2)

22.  Stock-based compensation

At December 31, 2008, the Company had several stock-based compensation plans, including a stock option plan, tandem SARs, a DSU plan, a RSU plan, a PSU plan and an employee stock savings plan. These plans resulted in a recovery of compensation cost in 2008 of $23.7 million (2007 – expense of $33.7 million; 2006 – expense of $52.1 million).

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

SARs are attached to 50% of the options and there is a one-to-one cancellation ratio between those options and SARs.

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

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 and 36 months after the grant date, and will expire after 10 years (“regular options”). In case of retirement, options and SARs granted after August 2006 will expire the earlier of 5 years after the retirement date and their normal expiry date.

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

At December 31, 2008, there were 2,334,861 (2007 – 3,602,761; 2006 – 669,864) Common Shares available for the granting of future options under the stock option plans, out of the 15,578,642 (2007 – 15,578,642; 2006 – 11,500,000) Common Shares currently authorized.

With the granting of regular options, employees may be simultaneously granted SARs equivalent to one-half the number of regular options granted. A SAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the

94	2008 ANNUAL REPORT

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

In 2008, the expense for stock options was $7.4 million (2007 – $10.7 million; 2006 – $11.1 million) and for SARs was a recovery of $35.3 million (2007 – expense of $8.7 million; 2006 – expense of $26.1 million).

At December 31, 2008, there were 2,730,622 (2007 – 2,446,897; 2006 – 2,293,352) SARs outstanding.

The following is a summary of the Company’s fixed stock option plan as of December 31:

			2007
	2008
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, January 1	6,981,108	$43.97	6,807,644	$38.50
New options granted	1,376,600	71.30	1,304,500	62.60
Exercised	(577,865)	34.04	(972,281)	31.99
Forfeited	(108,700)	51.49	(158,755)	35.76

Outstanding, December 31	7,671,143	$49.52	6,981,108	$43.97

Options exercisable at December 31	4,558,043	$38.48	4,035,008	$34.12

At December 31, 2008, the details of the stock options outstanding were as follows:

	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number of	years to	average	Number of	average
Range of exercise prices	options	expiration	exercise price	options	exercise price
$14.07 – $18.06	169,750	1	$14.52	169,750	$14.52
$27.62 – $40.47	2,345,898	4	31.28	2,335,898	31.24
$42.05 – $62.56	3,777,895	5	54.42	2,041,295	48.63
$63.45 – $74.89	1,377,600	7	71.44	11,100	63.70

Total	7,671,143	5	$49.52	4,558,043	$38.48

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

Key employees may choose to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring Common Shares to meet share ownership targets, key employees may be granted a matching number of DSUs up to 33% of the shares and DSUs acquired during the first six months after becoming eligible under the plan and, thereafter, up to 25%. Key employees have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. At December 31, 2008, there were 292,982 (2007 – 284,968; 2006 – 335,177) DSUs outstanding. In 2008, 48,464 (2007 – 46,050; 2006 – 65,781) DSUs were granted. In 2008, 40,450 (2007 – 96,259; 2006 – 26,137) DSUs were redeemed. In 2008, the expense recovery for DSUs was $5.4 million (2007 – expense of $4.1 million; 2006 – expense of $6.8 million).

The Company issued 276 RSUs in 2008 (2007 – 16,921). The RSUs are subject to time vesting. They will vest on May 31, 2010, and will be cashed out based on the average closing price for the 10 days prior to May 31, 2010. An expense to income for RSUs is recognized over the vesting period. In 2008, the expense was $0.2 million (2007 – $0.2 million; 2006 – expense recovery of $0.6 million).

2008 ANNUAL REPORT	95

The Company issued 390 PSUs in 2008 (2007 – 23,855). The PSUs are contingent upon achieving certain performance targets, and would not become payable until 2010. The actual value of the PSUs will be based on the average closing price for the 10 days prior to the entitlement date. An expense for PSUs is recognized over the vesting period. In 2008, the expense recovery was $0.7 million (2007 — expense of $0.7 million; 2006 – $nil).

Under the fair value method, the fair value of options at the grant date was $14.2 million for options issued in 2008 (2007 – $11.3 million; 2006 – $12.4 million). The weighted average fair value assumptions were approximately:

	2008	2007	2006
Expected option life (years)	4.39	4.00	4.50
Risk-free interest rate	3.53%	3.90%	4.07%
Expected stock price volatility	23%	22%	22%
Expected annual dividends per share	$0.99	$0.90	$0.75
Weighted average fair value of options granted during the year	$15.07	$12.97	$12.99

EMPLOYEE SHARE PURCHASE PLAN

The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6% of annual salary.

At December 31, 2008, there were 12,923 participants (2007 – 12,181; 2006 – 11,682) in the plan. The total number of shares purchased in 2008 on behalf of participants, including the Company contribution, was 969,921 (2007 – 745,374; 2006 – 657,530). In 2008, the Company’s contributions totalled $11.6 million (2007 – $10.4 million; 2006 – $10.0 million) and the related expense was $9.8 million (2007 – $8.9 million; 2006 – $8.6 million).

23.  Capital disclosures

The Company’s objectives when managing its capital are:

☐	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

☐	to manage capital in a manner which balances the interests of equity and debt holders;

☐	to manage capital in a manner that will maintain compliance with its financial covenants;

☐	to manage its long-term financing structure to maintain its investment grade rating; and

☐	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The Company defines its capital as follows:

☐	shareholders’ equity;

☐	long-term debt, including the current portion thereof; and

☐	short-term borrowing.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

The Company monitors capital using a number of key financial metrics, including:

☐	net-debt to net-debt-plus-equity ratio; and

☐	interest-coverage ratio: earnings before interest and taxes (“EBIT”) to interest expense.

96	2008 ANNUAL REPORT

Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Net-debt to net-debt-plus-equity ratio

Net debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and cash equivalents. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest-coverage ratio

EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

		December 31,	December 31,	December 31,
(in millions of Canadian dollars)	Guidelines	2008	2007	2006
Long-term debt		$4,685.8	$4,146.2	$2,813.5
Long-term debt maturing within one year		44.0	31.0	191.3
Short-term borrowing		150.1	229.7	–
Less:
Cash and cash equivalents		(117.6)	(378.1)	(124.3)

Net Debt(1)		$4,762.3	$4,028.8	$2,880.5

Shareholders’ equity		$5,993.4	$5,457.9	$4,856.5
Net debt		4,762.3	4,028.8	2,880.5

Net Debt plus Equity(1)		$10,755.7	$9,486.7	$7,737.0

Revenues less operating expenses(2)		$1,057.4	$1,164.2	$1,128.6
Less:
Other charges(2)		(22.7)	(29.6)	(27.8)
Plus:
Equity income in DM&E(2)		51.3	12.3	–

EBIT(1)(2)		$1,086.0	$1,146.9	$1,100.8

Net debt		$4,762.3	$4,028.8	$2,880.5
Net debt plus equity		$10,755.7	$9,486.7	$7,737.0

Net-debt to Net-debt-plus-equity Ratio(1)	No more than 50.0%	44.3%	42.5%	37.2%

EBIT		$1,086.0	$1,146.9	$1,100.8
Interest expense		$261.1	$204.3	$194.5

Interest-Coverage Ratio(1)(2)	No less than 4.0	4.2	5.6	5.7

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2) The balance is calculated on a rolling twelve month basis.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their guidelines are monitored on a quarterly basis. The interest-coverage ratio has decreased during 2008 due to a reduction in year over year earnings and an increase in interest expense associated with the debt assumed in the acquisition of the DM&E. The Company believes that both the interest-coverage and net-debt to net-debt-plus-equity ratios remain within reasonable limits, in light of the relative size of the Company and its capital management objectives.

2008 ANNUAL REPORT	97

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within limits. The Company remains in compliance with all financial covenants.

24.  Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2008, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2008, the Company had committed to total future capital expenditures amounting to $775.0 million for the years 2009–2028.

At December 31, 2008, the Company had a committed unused line of credit of $459 million available for short-term financing, effective until December 2012. The interest rate for this credit facility varies based on bank prime, Bankers’ Acceptances or LIBOR.

Minimum payments under operating leases were estimated at $1,072.8 million in aggregate, with annual payments in each of the five years following 2008 of (in millions): 2009 – $172.0; 2010 – $142.6; 2011 – $122.4; 2012 – $110.2; 2013 – $94.7.

25.  Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $194.6 million at December 31, 2008;

☐	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2008, these accruals amounted to $9.6 million (2007 – $7.0 million).

INDEMNIFICATIONS

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2008, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

Pursuant to the Company’s by-laws, the Company indemnifies all current and former directors and officers. In addition to the indemnity provided for in the by-laws, the Company also indemnifies its directors and officers pursuant to indemnity agreements. The Company carries a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.

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

At December 31, 2008, one customer comprised 11.3% (2007 – 11.5%, 2006 – 11.5%) of CP’s total revenues. At December 31, 2008, accounts receivable from this customer represented 1.5% (2007 – 6.2%) of CP’s “Accounts receivable and other current assets”.

98	2008 ANNUAL REPORT

GEOGRAPHIC INFORMATION

(in millions of Canadian dollars)	Canada	United States	Total
2008
Revenues	$3,814.6	$1,117.0	$4,931.6
Net properties	$8,124.6	$4,452.3	$12,576.9

2007
Revenues	$3,716.4	$991.2	$4,707.6
Net properties	$7,745.1	$1,548.0	$9,293.1

2006
Revenues	$3,575.1	$1,008.1	$4,583.2
Net Properties	$7,539.3	$1,583.6	$9,122.9

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

CONSOLIDATING INFORMATION – 2008

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total
Revenues	$3,820.1	$1,117.0	$–	$(5.5)	$4,931.6
Operating expenses	3,214.2	784.7	(0.1)	(124.6)	3,874.2

Revenues less operating expenses	605.9	332.3	0.1	119.1	1,057.4
Equity income in DM&E, net interest expense, other charges and loss in fair value of ABCP	325.6	36.0	(74.7)	(5.0)	281.9
Foreign exchange (gain) loss on long-term debt	285.4	–	(269.2)	0.1	16.3
Income taxes	38.4	83.5	1.1	17.2	140.2

Net income (loss)	$(43.5)	$212.8	$342.9	$106.8	$619.0

Current assets	$894.1	$664.5	$15.2	$(450.8)	$1,123.0
Net properties	6,189.1	4,391.1	–	1,996.7	12,576.9
Other long-term assets	2,828.7	342.6	1,564.6	(2,966.0)	1,769.9

Total assets	$9,911.9	$5,398.2	$1,579.8	$(1,420.1)	$15,469.8

Current liabilities	$1,074.7	$260.5	$1.2	$(27.1)	$1,309.3
Long-term liabilities	6,182.3	3,203.0	0.3	(1,218.5)	8,167.1
Shareholders’ equity	2,654.9	1,934.7	1,578.3	(174.5)	5,993.4

Total liabilities and shareholders’ equity	$9,911.9	$5,398.2	$1,579.8	$(1,420.1)	$15,469.8

2008 ANNUAL REPORT	99

CONSOLIDATING INFORMATION – 2007

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total
Revenues	$3,715.9	$991.2	$–	$0.5	$4,707.6
Operating expenses	2,949.9	688.6	0.1	(95.2)	3,543.4

Revenues less operating expenses	766.0	302.6	(0.1)	95.7	1,164.2
Equity income in DM&E, net interest expense, other charges and loss in fair value of ABCP	230.7	43.8	(30.9)	(0.5)	243.1
Foreign exchange (gain) loss on long-term debt	(255.6)	–	84.4	1.4	(169.8)
Income taxes	99.8	89.5	0.7	(45.3)	144.7

Net income	$691.1	$169.3	$(54.3)	$140.1	$946.2

Current assets	$1,014.1	$358.0	$20.8	$(225.2)	$1,167.7
Net properties	5,925.7	1,487.5	–	1,879.9	9,293.1
Other long-term assets	2,766.7	1,559.8	515.1	(1,937.4)	2,904.2

Total assets	$9,706.5	$3,405.3	$535.9	$(282.7)	$13,365.0

Current liabilities	$1,158.7	$232.1	$0.3	$(46.3)	$1,344.8
Long-term liabilities	5,648.9	1,809.0	–	(895.6)	6,562.3
Shareholders’ equity	2,898.9	1,364.2	535.6	659.2	5,457.9

Total liabilities and shareholders’ equity	$9,706.5	$3,405.3	$535.9	$(282.7)	$13,365.0

CONSOLIDATING INFORMATION – 2006

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total
Revenues	$3,571.2	$1,008.1	$–	$3.9	$4,583.2
Operating expenses	2,833.9	736.5	–	(115.8)	3,454.6

Revenues less operating expenses	737.3	271.6	–	119.7	1,128.6
Net interest expense and other charges	196.5	42.0	(25.2)	9.0	222.3
Foreign exchange (gain) loss on long-term debt	1.2	–	(1.3)	0.2	0.1
Income taxes	69.6	86.7	0.5	(46.9)	109.9

Net income	$470.0	$142.9	$26.0	$157.4	$796.3

27.  Subsequent event

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs are approximately $490 million).

28.  Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with GAAP in Canada. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s

100	2008 ANNUAL REPORT

Statement of Consolidated Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.

(a) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING:

The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP, as described in CICA accounting standards Section 3855 “Financial Instruments, Recognition and Measurement”, Section 3861 “Financial Instruments, Presentation and Disclosure”, Section 3865 “Hedging”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”, are largely harmonized with U.S. GAAP, as stated in Financial Accounting Standards Board (“FASB”) Statement No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“FASB 133”). However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately. As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately with “Other assets and deferred charges”.

(b) PENSIONS AND POST-RETIREMENT BENEFITS:

On December 31, 2006, CP adopted FASB Statement No. 158 “Employers’ Accounting for Defined Benefit Pension and other Postretirement Plans” (“FASB 158”). Under U.S. GAAP, the Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement plans on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of other comprehensive income (“OCI”), net of tax. No similar requirement currently exists under Canadian GAAP.

FASB 158 requires that pension and other post-retirement benefit plans be measured as of the balance sheet date. The Company’s Canadian plans are already measured as of the balance sheet date; however, the U.S. pension plans had a November 30 measurement date. Under the provisions of FASB 158 the U.S. pension plan assets were measured on November 30, 2007, and then re-measured on December 31, 2008. The impact of adopting this change in the plan measurement date at the balance sheet date for the Company’s U.S. plans was $0.4 million and was recorded as an adjustment to U.S. GAAP retained earnings, whereas for Canadian GAAP this amount was expensed.

(c) POST-EMPLOYMENT BENEFITS:

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses only if they fall outside of the corridor. Under FASB Statement No. 112 “Employers’ Accounting for Post-employment Benefits” (“FASB 112”), such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d) TERMINATION AND SEVERANCE BENEFITS:

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

(e) STOCK-BASED COMPENSATION:

U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, stock appreciation rights (“SARs”) and deferred share units (“DSUs”). SARs and DSUs are subsequently re-measured at fair value at each reporting period. Under Canadian GAAP, liability awards, such as SARs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

In addition, on adoption of FASB Statement No. 123 Revised 2004 – “Share Based Payment” (“FASB 123R”), CP has recognized compensation cost attributable to stock-based awards over the period from the grant date to the date the employee becomes eligible to retire when this is shorter than the vesting period (the “non-substantive vesting period approach”). Previously, CP recognized the compensation cost over the vesting period (the “nominal vesting period approach”). Canadian GAAP has similar provisions for the recognition of the compensation cost attributable to stock-based awards over the shorter of the period from grant date to vesting or eligibility for retirement. However, Canadian GAAP introduced these provisions with effect for the year ended December 31, 2006 and the Company adopted them with retroactive restatement of prior periods. Under FASB Interpretation No. 44 “Accounting for Certain Transactions Involving Stock Compensation” (“FIN 44”), compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Canadian Pacific Limited (“CPL”) corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CP stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value.

2008 ANNUAL REPORT	101

Concurrently, the Company elected to also account for stock options at their fair value under FASB Statement No. 123 “Accounting for Stock-based Compensation” (“FASB 123”).

(f) INTERNAL USE SOFTWARE:

Under the American Institute of Certified Public Accountants Statement of Position No. 98-1 “Accounting for the Costs of Computer Software Developed or Obtained for Internal Use” (“SOP 98-1”), certain costs, including preliminary project phase costs, are to be expensed as incurred. These costs are capitalized under Canadian GAAP.

(g) CAPITALIZATION OF INTEREST:

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

(h) COMPREHENSIVE INCOME:

Under U.S. GAAP, all derivative instruments are recognized on the balance sheet as either an asset or a liability measured at fair value. Changes in the fair value of derivatives are either recognized in earnings or in other comprehensive income depending on whether specific hedge criteria are met.

FASB Statement No. 130 “Reporting Comprehensive Income” requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. In 2008 and the comparative period presented, the differences in other comprehensive income under U.S. GAAP arose from foreign currency translation related to long-term debt designated as a hedge of the net investment in foreign subsidiaries and unfunded pension liability.

(i) JOINT VENTURE:

The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. The Company has a joint-venture interest in the Detroit River Tunnel Partnership (“DRTP”). FASB Accounting Principles Board Opinion No. 18 “The Equity Method of Accounting for Investments in Common Stock” (“APB 18”) requires the equity method of accounting to be applied to interests in joint ventures. This has no effect on net income as it represents a classification difference within the Statement of Consolidated Income and Consolidated Balance Sheet. Equity income from DRTP in 2008 was $9.4 million (2007 – $10.5 million; 2006 – $11.1 million).

(j) OFFSETTING CONTRACTS:

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

(k) START-UP COSTS:

Under EIC 27 “Revenues and Expenditures during the Pre-Operating Period”, costs incurred for projects under development may be deferred until the projects are substantially complete. Upon completion, these costs are amortized based on the expected period and pattern of benefit of the expenditures. Under U.S. GAAP, these costs are expensed as incurred.

(l) CAPITAL LEASES:

Under FASB Statement No. 13 “Accounting for Leases”, which prescribes certain recognition criteria for a capital lease, certain leases, which the Company has recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life. Under U.S. GAAP, these continue to be operating leases.

(m) STATEMENT OF CASH FLOWS:

There are no material differences in the Statement of Consolidated Cash Flows under U.S. GAAP.

(n) TRANSACTION COSTS ON LONG-TERM DEBT:

U.S. GAAP recognizes the transaction costs related to the issuance of long-term debt as deferred charges whereas under Canadian GAAP, these costs are added to the initial fair value of the long-term debt.

102	2008 ANNUAL REPORT

FUTURE ACCOUNTING CHANGES

FASB Statement No. 141 (revised 2007) – Business Combinations

In December 2007, FASB issued FASB Statement No. 141 (revised 2007) “Business Combinations” (“FASB 141 (revised)”) which replaces FASB Statement No. 141 “Business Combinations”. The new standard requires the acquiring entity in a business combination to recognize all the assets acquired and liabilities assumed in the transaction; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. FASB 141 (revised) will be applied prospectively to business combinations for which the acquisition date is on or after January 1, 2009. The adoption of this accounting standard will not impact the current financial statements of the Company.

FSP 157-2 – Nonfinancial Assets and Nonfinancial Liabilities

In February 2008, FASB issued FASB Staff Position on Statement No. 157 “Effective Date of FASB Statement No. 157” (“FSP 157-2”). FSP 157-2 delays the effective date of FASB Statement No. 157 for nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed on a recurring basis, to fiscal years beginning after November 15, 2008. Our significant nonfinancial assets and liabilities that could be impacted by this deferral include assets and liabilities initially measured at fair value in a business combination and goodwill tested annually for impairment. The adoption of FSP 157-2 is not expected to have a significant impact on the financial position and the results of operations of the Company.

FASB Statement No. 160 – Non-controlling Interests in Consolidated Financial Statements

In December 2007, FASB issued FASB Statement No. 160 “Non-controlling Interests in Consolidated Financial Statements” (“FASB 160”) which requires the Company to report non-controlling interests in subsidiaries as equity in the consolidated financial statements; and all transactions between an entity and non-controlling interests as equity transactions. FASB 160 is effective for the Company commencing on January 1, 2009 and is unlikely to impact the financial statements of the Company at that time.

FASB Statement No. 161 – Disclosures about Derivative Instruments and Hedging Activities

In March 2008, FASB issued FASB Statement No. 161 “Disclosures about Derivative Instruments and Hedging Activities”. The standard requires enhanced disclosures about an entity’s derivative and hedging activities. Entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. The standard increases convergence with International Financial Reporting Standards, as it relates to disclosures of derivative instruments. The Company is currently reviewing the guidance, which is effective for fiscal years beginning after November 15, 2008, however, as this guidance relates to disclosures it is not expected to impact its consolidated financial statements.

FASB Statement No. 162 – The Hierarchy of Generally Accepted Accounting Principles

In May 2008, FASB issued FASB Statement No. 162 “The Hierarchy of Generally Accepted Accounting Principles” (“FASB 162”). This standard identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. FASB does not expect that this standard will result in a change in current practice. FASB 162 will become effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411 “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The Company is currently reviewing the guidance to determine the potential impact, if any, on its consolidated financial statements.

2008 ANNUAL REPORT	103

COMPARATIVE INCOME STATEMENT

Consolidated net income and other comprehensive loss is reconciled from Canadian to U.S. GAAP in the following manner:

(in millions of Canadian dollars, except per share data)	2008	2007	2006
Net income – Canadian GAAP	$619.0	$946.2	$796.3
Increased (decreased) by:
Pension costs	3.2	5.8	5.1
Post-retirement benefits costs	9.6	9.4	9.1
Post-employment benefits costs	11.0	7.2	6.7
Termination and severance benefits	(8.7)	(8.8)	(8.2)
Internal use software – additions	(18.1)	(12.0)	(9.2)
Internal use software – depreciation	9.2	8.0	7.1
Stock-based compensation	6.9	(1.7)	(3.0)
Loss on ineffective portion of hedges	10.5	(0.4)	(0.9)
Capitalized interest – additions	21.0	14.0	4.1
Capitalized interest – depreciation	(5.3)	(4.5)	(3.9)
Start-up costs	(0.8)	(0.8)	(10.8)
Fair value of financial instruments	–	–	(2.3)
Capital lease – equipment rents	(1.3)	(0.7)	–
Capital lease – depreciation	0.9	0.4	–
Capital lease – interest	0.5	0.3	–
Future/deferred income tax expense related to above differences	(17.9)	(40.7)	(19.0)

Income before cumulative catch-up adjustment	639.7	921.7	771.1

Cumulative catch-up adjustment on adoption of FASB 123R, net of tax	–	–	(2.0)

Net income – U.S. GAAP	$639.7	$921.7	$769.1
Other comprehensive income (loss) – Canadian GAAP	38.7	(40.8)	(1.1)
Increased (decreased) by:
Unrealized foreign exchange (loss) gain on designated net investment hedge	(10.5)	0.4	0.6
Unfunded pension and post-retirement liability adjustment	(533.4)	(186.6)	–
Minimum pension liability adjustment	–	–	783.3
Change in fair value of derivative instruments	–	–	16.6
Gain on derivative instruments realized in net income	–	–	(42.5)
Future/deferred income tax recovery (expense) related to other comprehensive loss	145.4	35.7	(210.7)

Other comprehensive (loss) income – U.S. GAAP	$(359.8)	$(191.3)	$546.2

Earnings per share – U.S. GAAP
Basic earnings per share before cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$4.16	$5.98	$4.90

Basic earnings per share after cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$4.16	$5.98	$4.89

Diluted earnings per share before cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$4.11	$5.92	$4.86

Diluted earnings per share after cumulative catch-up adjustment on adoption of FASB 123R, net of tax	$4.11	$5.92	$4.84

104	2008 ANNUAL REPORT

A summary of comprehensive income resulting from Canadian and U.S. GAAP differences is as follows:

(in millions of Canadian dollars)	2008	2007	2006
Comprehensive income
Canadian GAAP	$657.7	$905.4	$795.2
U.S. GAAP	$279.9	$730.4	$1,315.3

A summary of Revenues less operating expenses resulting from Canadian and U.S. GAAP differences is as follows:

(in millions of Canadian dollars)	2008	2007	2006
Revenues less operating expenses
Canadian GAAP	$1,057.4	$1,164.2	$1,128.6
U.S. GAAP	$1,053.8	$1,166.5	$1,122.3

The differences between U.S. and Canadian GAAP Revenues less operating expenses are itemized in the comparative net income reconciliation, excluding the effect of future income taxes.

2008 ANNUAL REPORT	105

CONSOLIDATED BALANCE SHEET

Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

(in millions of Canadian dollars)	2008	2007
Assets
Current assets
Cash
Investment in joint ventures	$(0.1)	$(0.2)
Accounts receivable and other current assets Investment in joint ventures	–	1.4
Long-term assets
Investments
Investment in joint ventures	51.2	48.9
Start-up costs	(12.4)	(11.6)
Properties
Capitalized interest	175.7	160.0
Internal use software	(64.1)	(55.2)
Investment in joint ventures	(36.0)	(36.1)
Capital leases	(9.6)	(10.4)
Other assets and deferred charges
Pension	(1,160.2)	(1,103.1)
Long-term receivable (FIN 39)	201.8	190.3
Transaction costs on long-term debt	43.9	36.0
Investment in joint ventures	(15.7)	(14.8)

Total assets	$(825.5)	$(794.8)

106	2008 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET (CONTINUED)

(in millions of Canadian dollars)	2008	2007
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Investment in joint ventures	$(0.3)	$(0.4)
Income and other taxes payable
Investment in joint ventures	–	(0.1)
Long-term debt maturing within one year
Capital leases	(0.8)	(0.7)
Long-term liabilities
Deferred liabilities
Termination and severance benefits	(1.5)	(10.2)
Post-employment benefit liability	–	5.2
Under funded status of defined benefit pension and other post-retirement plans	1,031.1	573.0
Investment in joint ventures	(0.5)	(0.5)
Stock-based compensation	(2.5)	0.2
Long-term debt
Bank loan (FIN 39)	201.8	190.3
Capital leases	(8.9)	(9.7)
Transaction costs on long-term debt	43.9	36.0
Future/deferred income tax liability	(568.7)	(441.2)

Total liabilities	693.6	341.9
Shareholders’ equity
Share capital
Stock-based compensation	21.5	20.9
Contributed surplus
Stock-based compensation	0.4	5.2
Retained income	(136.5)	(156.8)
Accumulated other comprehensive income
Funding status of defined benefit pension and other post-retirement plans	(1,399.6)	(1,010.2)
Unrealized foreign exchange (gain) loss on designated net investment hedge	(4.9)	4.2

Total liabilities and shareholders’ equity	$(825.5)	$(794.8)

2008 ANNUAL REPORT	107

FIVE-YEAR SUMMARY

(in millions of Canadian dollars)	2008	2007	2006	2005(1)	2004(1)
Income Statement
Revenues
Freight
Grain	$970.0	$938.9	$904.6	$754.5	$668.2
Coal	607.5	573.6	592.0	728.8	530.3
Sulphur and fertilizers	508.6	502.0	439.3	447.1	460.0
Forest products	239.3	275.8	316.4	333.9	322.0
Industrial and consumer products(2)	766.1	627.9	603.8	542.9	481.4
Intermodal(2)	1,399.8	1,318.0	1,256.8	1,161.1	1,034.7
Automotive	323.5	319.0	314.4	298.0	288.5

	4,814.8	4,555.2	4,427.3	4,266.3	3,785.1
Other(2)(3)(5)	116.8	152.4	155.9	125.3	117.8

Total revenues(3)(5)	4,931.6	4,707.6	4,583.2	4,391.6	3,902.9
Operating expenses
Compensation and benefits	1,305.5	1,284.2	1,327.6	1,322.1	1,261.5
Fuel	1,005.8	746.8	650.5	588.0	440.0
Materials	217.2	215.5	212.9	203.3	178.5
Equipment rents	182.2	207.5	181.2	210.0	218.5
Depreciation	491.3	472.0	464.1	445.1	407.1
Purchased services and other	672.2	617.4	618.3	621.6	610.7

Total operating expenses, before other specified items(3)(5)	3,874.2	3,543.4	3,454.6	3,390.1	3,116.3

Operating income, before other specified items(3)(5)	1,057.4	1,164.2	1,128.6	1,001.5	786.6
Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	51.3	12.3	–	–	–
Less:
Other charges, before foreign exchange gains and losses on long-term debt and other specified items(3)(4)(5)	22.7	29.6	27.8	18.1	36.1
Net interest expense	261.1	204.3	194.5	204.2	218.6
Income tax expense, before foreign exchange gains and losses on long-term debt and income tax on other specified items(3)(4)(5)	193.4	269.8	278.8	250.8	172.4

Income, before foreign exchange gains and losses on long-term debt and other specified items(3)(4)(5)	631.5	672.8	627.5	528.4	359.5

Foreign exchange gain (loss) on long-term debt (net of income tax)(4)	22.3	125.5	(7.2)	22.3	94.4
Other specified items (net of income tax)(3)	(34.8)	147.9	176.0	(7.7)	(42.8)

Net income	$619.0	$946.2	$796.3	$543.0	$411.1

108	2008 ANNUAL REPORT

(1) Certain comparative period figures have been restated for retroactive application of a new accounting pronouncement on stock-based compensation for employees eligible to retire before vesting date.

(2) In 2005, CP reclassified from “Other” revenue certain intermodal-related revenue items consisting of container storage revenue and terminal service fees as part of the intermodal line of business. Also, items relating to food and consumer products have been reclassed from the intermodal group to the renamed Industrial and consumer products group.

(3) Before other specified items as follows: For 2008, a $49.4 million loss in fair value of Canadian third party asset-backed commercial paper ($34.8 million after tax); for 2007, a $162.9 million income tax benefit was recorded due to Federal income tax rate reductions which was offset by a $21.5 million loss in fair value of Canadian third party asset-backed commercial paper ($15.0 million after tax); for 2006, a $176.0 million income tax benefit was recorded due to Federal and Provincial income tax rate reductions; for 2005, a $33.9 million ($20.6 million after tax) reduction to environmental remediation and a $44.2 million ($28.3 million after tax) special charge for labour restructuring; for 2004, a $19.0 million ($12.4 million after tax) reduction of a labour restructuring liability and a $90.9 million ($55.2 million after tax) special charge for environmental remediation.

(4) Before foreign exchange gain (loss) on long-term debt as follows: For 2008, a $16.3 million ($22.3 million gain after tax) foreign exchange loss on long-term debt; for 2007, a $169.8 million ($125.5 million after tax) foreign exchange gain on long-term debt; for 2006, a $0.1 million ($7.2 million after tax) foreign exchange loss on long-term debt; for 2005, a $44.7 million ($22.3 million after tax) foreign exchange gain on long-term debt; for 2004, a $94.4 million ($94.4 million after tax) foreign exchange gain on long-term debt.

(5) These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CP’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CP.

2008 ANNUAL REPORT	109

SHAREHOLDER INFORMATION

COMMON SHARE MARKET PRICES

	2008		2007
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low
First Quarter	74.74	57.30	66.33		60.06
Second Quarter	75.00	63.98	78.48		63.75
Third Quarter	68.75	53.80	91.00		67.37
Fourth Quarter	57.86	34.24	73.00		59.48

Year	75.00	34.24	91.00		59.48

New York Stock Exchange (U.S. dollars)	High	Low	High		Low

First Quarter	76.18	55.39	56.61		51.23
Second Quarter	76.14	62.84	73.95		55.36
Third Quarter	68.33	51.75	87.23		62.66
Fourth Quarter	53.70	26.64	74.38		60.31

Year	76.18	26.64	87.23		51.23

Number of registered shareholders at year end:					17,721
Market prices at year end:
Toronto Stock Exchange				CDN$	40.98
New York Stock Exchange				US$	33.62

SHAREHOLDER ADMINISTRATION

Common Shares

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for the Common Shares in the United States.

For information concerning dividends, lost share certificates, estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-877-427-7245 toll free North America or International (514) 982-7555, visit their website at www.computershare.com/cp ; or write to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

4 % CONSOLIDATED DEBENTURE STOCK

Inquiries with respect to Canadian Pacific Railway Company’s 4% Consolidated Debenture Stock should be directed as follows:
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

110	2008 ANNUAL REPORT

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

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2009 Annual and Special Meeting of Shareholders.

GOVERNANCE STANDARDS

Any significant differences between the Corporation’s corporate governance practices and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”) are set forth on Canadian Pacific Railway Limited’s website www.cpr.ca under “Governance”.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATION

The certifications (the “302 Certifications”) of the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 and the rules promulgated by the Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of National Instrument 52-109.

2009 ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held on Friday, May 22, 2009, at The Fairmont Waterfront Hotel located at 900 Canada Place Way, Vancouver, British Columbia, at 9:00 a.m. Pacific Time.

SHAREHOLDER SERVICES

Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at
1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:

Shareholder Services, Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square,401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

INVESTOR RELATIONS

Financial information is available under the Investor Section on CP’s Web site at www.cpr.ca.

COMMUNICATIONS AND PUBLIC AFFAIRS

Contact Communications and Public Affairs, Canadian Pacific, Suite 500, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4

2008 ANNUAL REPORT	111

DIRECTORS & COMMITTEES

John E. Cleghorn, O.C., F.C.A.(2)*
Chairman
Canadian Pacific Railway Limited
Toronto, Ontario

Tim W. Faithfull(3)(4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, Oxfordshire, England

Frederic J. Green(3)
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

Krystyna T. Hoeg, C.A.(1)(5)
Former President and Chief Executive Officer
Corby Distilleries Limited
Toronto, Ontario

Richard C. Kelly(1)(3)
Chairman, President and Chief Executive Officer
Xcel Energy, Inc.
Minneapolis, Minnesota

The Honourable John P. Manley(1)(2)(5)*
Senior Counsel
McCarthy Tétrault LLP
Ottawa, Ontario

Linda J. Morgan(3)(4)
Partner
Covington & Burling LLP
Bethesda, Maryland

Madeleine Paquin(3)(4)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C.(2)(4)*(5)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C., S.O.M., F.Inst.P.(1)*(2)(5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

Hartley T. Richardson, C.M., O.M.(4)(5)
President and Chief Executive Officer
James Richardson & Sons, Limited
Winnipeg, Manitoba

Michael W. Wright(1)(2)(3)*
Retired Chairman of the Board and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida

(1) Audit, Finance and Risk Management Committee

(2) Corporate Governance and Nominating Committee

(3) Health, Safety, Security and Environment Committee

(4) Management Resources and Compensation Committee

(5) Pension Committee

* denotes chairman of the committee

112	2008 ANNUAL REPORT

SENIOR OFFICERS OF THE COMPANY

John E. Cleghorn, O.C., F.C.A.
Chairman of the Board
Toronto, Ontario

Frederic J. Green(1)
President and Chief Executive Officer
Calgary, Alberta

Kathryn B. McQuade(1)
Executive Vice-President and Chief Financial Officer
Mesquite, Nevada

Jane A. O’Hagan(1)
Senior Vice-President, Strategy and Yield
Calgary, Alberta

Marcella M. Szel(1)
Senior Vice-President, Sales and Marketing
Calgary, Alberta

Brock M. Winter(1)
Senior Vice-President, Operations
Calgary, Alberta

Donald B. Campbell(1)
Vice-President, Corporate Planning
Calgary, Alberta

Brian W. Grassby
Vice-President and Comptroller
Calgary, Alberta

Paul A. Guthrie, Q.C.(1)
Vice-President, Law
Municipal District of Rocky View, Alberta

Tracy A. Robinson
Vice-President and Treasurer
Calgary, Alberta

R. Andrew Shields(1)
Vice-President, Human Resources and Industrial
Relations Calgary, Alberta

Karen Fleming
Corporate Secretary
Calgary, Alberta

(1) Executive Committee of Canadian Pacific Railway Company

2008 ANNUAL REPORT	113

(BOWNE LOGO)

PRINTED IN CANADA
O53465