Form 40-F
period 2009-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2010-03-19
CIK 16875, 1166893

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009

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
CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8940
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
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Debt Securities

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form	☒ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At December 31, 2009, 168,470,143 Common Shares of Canadian Pacific Railway Limited (“CPRL”) were issued and outstanding. At December 31, 2009, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company (“CPRC”) were issued and outstanding. All of the ordinary shares of CPRC are held by CPRL.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☒	NO ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☒	NO ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
     The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2009, at the time of filing with the Securities and Exchange Commission (the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333‑13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited); and Form S-8 No. 333‑140955 (Canadian Pacific Railway Limited); and Form F-10 No. 333-159945 (Canadian Pacific Railway Limited).
     In addition, this Annual Report on Form 40-F is incorporated by reference into or as an exhibit to, as applicable, the Registration Statement on Form F-9 No. 333-159943 (Canadian Pacific Railway Company).
ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS
A.     Annual Information Form
     For the Annual Information Form of the Registrant for the year ended December 31, 2009 see pages 1 through 41 of the Registrant’s 2009 Annual Information Form incorporated by reference and included herein.
B.     Audited Annual Financial Statements
     For consolidated audited financial statements, including the report of the auditors with respect thereto, see pages 51 through 106 of the Registrant’s 2009 Annual Report incorporated by reference and included herein. For a reconciliation of important differences between Canadian and United States generally accepted accounting principles, see Note 31 — Reconciliation of Canadian and United States generally accepted accounting principles on pages 101 through 106 of such 2009 Annual Report.
C.     Management’s Discussion and Analysis
     For management’s discussion and analysis, see pages 4 through 49 of the Registrant’s 2009 Annual Report incorporated by reference and included herein.
     For the purposes of this Annual Report on Form 40-F, only pages 4 through 106 of the Registrant’s 2009 Annual Report referred to above shall be deemed filed, and the balance of such 2009 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.
DISCLOSURE CONTROLS AND PROCEDURES
     As of December 31, 2009, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2009, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to the Registrants’ management, including their Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
     For management’s report on internal control over financial reporting, see page 51 of the Registrant’s 2009 Annual Report, incorporated by reference and included herein.
     The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2009 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report on page 52 of the Registrant’s 2009 Annual Report.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
     During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrants’ internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrants’ internal control over financial reporting.
CODE OF ETHICS
A.     The Registrants’ Code of Business Ethics specifically addresses, among other things, conflicts of interest, protection and proper use of corporate assets and opportunities, confidentiality of corporate information, fair dealing with third parties, compliance with laws, rules and regulations and reporting of illegal or unethical behavior. The Code applies to all directors, officers and employees, both unionized and non-unionized, of the Registrants and their subsidiaries in Canada, the U.S. and elsewhere, and forms part of the terms and conditions of employment of all such individuals. All Directors have signed acknowledgements that they have read, understood and agree to comply with the Code. The Registrant conducts mandatory on-line ethics training for officers and non-union employees. As part of the on-line ethics training, officers and non-union employees are required to acknowledge that they have read, understood and agree to comply with the Code. Contractors engaged on behalf of the Registrants or their subsidiaries must undertake, as a condition of their engagement, to adhere to principles and standards of business conduct consistent with those set forth in the Code. The Code is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the Code, and all waivers of the Code with respect to any director or executive officer of the Registrants, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.
B.     In addition, the Registrants adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers in 2003. This code applies to the Registrants’ President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Vice-President and Comptroller. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES
     The Registrants last amended their Corporate Governance Principles and Guidelines in December 2008 to include discretionary term limits of between five and seven years of service as Board or Board Committee Chair and to change the mandatory retirement age for directors from seventy (70) to seventy-two (72). These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; access by directors to management and independent advisors; director compensation; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.
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
DIRECTOR INDEPENDENCE
     The boards of the Registrants have adopted standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110 for members of public company audit committees; and (b) set forth in the NYSE Listed Company Manual (the “NYSE Standards”), the Canadian corporate governance standards set forth in National Instrument 58-101 and National Instrument 52-110 in respect of public company directors. The boards also conducted a comprehensive assessment of each of their members as against these standards and determined that all current directors, except F.J. Green, have no material relationship with the Registrants and are independent. Mr. Green is not independent by virtue of the fact that he is the Chief Executive Officer of the Registrants.
EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS
     The independent directors met in executive sessions without management present at the beginning and end of each meeting of the board of directors as well as at the beginning and end of each committee meeting.
     Interested parties may communicate directly with Mr. J.E. Cleghorn, the chair of the boards of the Registrants, who presided at such executive sessions, by writing to him at the following address, and all communications received at this address will be forwarded to him:
Office of the Corporate Secretary Canadian Pacific Railway Suite 920, 401 – 9th Avenue S.W. Calgary, Alberta Canada, T2P 4Z4

AUDIT COMMITTEE FINANCIAL EXPERT
     The following individuals comprise the current membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:
Krystyna T. Hoeg Richard C. Kelly John P. Manley Roger Phillips David W. Raisbeck Michael W. Wright
     Each of the aforementioned directors has been determined by the boards of the Registrants to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committees of the boards of both Registrants. Each of the aforementioned directors has also been determined by the boards of the Registrants to be independent within the criteria referred to above under the subheading “Director Independence” including the NYSE Standards.
FINANCIAL LITERACY OF AUDIT COMMITTEE MEMBERS
     The boards of the Registrants have determined that all members of the Audit Committees, have “accounting or related financial management expertise” within the meaning of the NYSE Standards. The boards have determined that all members of the Audit Committees are financially literate within the definition contained in, and as required by, National Instrument 52-110 and the NYSE Standards.
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
     Effective May 2010, no member of the Audit Committees of the Registrants will serve on more than two public company audit committees in addition to the Audit Committee of either Registrant. During 2009, Krystyna T. Hoeg served on two public company audit committees, in addition to the Audit Committees of the two Registrants. The boards of the Registrants have determined that the service of Ms. Hoeg on the audit committees of two public companies in addition to the two Registrants did not impair her ability to effectively serve on the Audit Committees of the Registrants, for the following reasons:
•	Two of the public company audit committees on which Ms. Hoeg served are the Audit Committees of the Registrants. As Canadian Pacific Railway Company is a wholly-owned subsidiary of Canadian Pacific Railway Limited, and the latter company carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in Canadian Pacific Railway Company, the workload of the Audit Committees is essentially equivalent to the workload of one public company audit committee; and
•	Ms. Hoeg, is the former chief executive officer of a large public company and the former chief financial officer of a large public company and has been designated as an audit committee financial expert for the Registrants. As a result, she no longer has any day-to-day executive or managerial responsibilities and, in addition, brings to her role on the Audit Committees of the Registrants considerable business experience and a highly-focused and effective approach to audit-related matters.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
     Fees payable to the Registrants’ independent auditors, PricewaterhouseCoopers LLP for the years ended December 31, 2009, and December 31, 2008, totaled $3,396,200 and $3,195,200, respectively, as detailed in the following table:

	Year ended December 31, 2009	Year ended December 31, 2008

Audit Fees	$2,176,800	$2,044,700
Audit-Related Fees	$794,800	$808,600
Tax Fees	$424,600	$341,900
All Other Fees	$0	$0
TOTAL	$3,396,200	$3,195,200
The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on the effectiveness of internal controls over financial reporting.
Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian, US and International accounting standards, securities regulations, and/or laws.
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
All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2009 and 2008, there were no services in this category.

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
OFF-BALANCE SHEET ARRANGEMENTS
     A description of the Registrants’ off-balance sheet arrangements is set forth on page 36 of the Registrants’ 2009 Annual Report incorporated by reference and included herein.
TABLE OF CONTRACTUAL COMMITMENTS
     The table setting forth the Registrants’ contractual commitments is set forth on page 37 of the Registrants’ 2009 Annual Report incorporated by reference and included herein.
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
B.     Consent to Service of Process
     Each Registrant has previously filed a Form F-X in connection with the class of securities to which the obligation to file this report arises. Any change to the name or address of the agent for service of process of either Registrant shall be communicated promptly to the Commission by an amendment to the Form F-X referencing the file number of such Registrant.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
/s/ Karen L. Fleming
Name:	Karen L. Fleming
Title:	Corporate Secretary

Date:	March 19, 2010

EXHIBITS

99.1	Consent of PricewaterhouseCoopers, Independent Auditors.

99.2	Certification by the Chief Executive Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.3	Certification by Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.4	Certification by the Chief Executive Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350.

99.5	Certification by the Chief Financial Officer of the Registrants filed pursuant to 18 U.S.C. Section 1350.

Annual Information Form 2009

Table of Contents

SECTION 1: CORPORATE STRUCTURE
1.1 NAME, ADDRESS AND INCORPORATION INFORMATION	2

SECTION 2: INTERCORPORATE RELATIONSHIPS
2.1 PRINCIPAL SUBSIDIARIES	3

SECTION 3: GENERAL DEVELOPMENTS OF THE BUSINESS
3.1 RECENT DEVELOPMENTS	4

SECTION 4: DESCRIPTION OF THE BUSINESS
4.1 OUR BACKGROUND AND NETWORK	5
4.2 STRATEGY	5
4.3 PARTNERSHIPS, ALLIANCES AND NETWORK EFFICIENCY	5
4.4 NETWORK AND RIGHT-OF-WAY	6
4.5 QUARTERLY TRENDS	9
4.6 BUSINESS CATEGORIES	9
4.7 REVENUES	9
4.8 RAILWAY PERFORMANCE	12
4.9 FRANCHISE INVESTMENT	14
4.10 INTEGRATED OPERATING PLAN (“IOP”)	14
4.11 INFORMATION TECHNOLOGY	15
4.12 LABOUR PRODUCTIVITY AND EFFICIENCY	16
4.13 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	16
4.14 INDEMNIFICATIONS	16
4.15 SAFETY	17
4.16 ENVIRONMENTAL PROTECTION	17
4.17 INSURANCE	18

SECTION 5: DIVIDENDS
5.1 DECLARED DIVIDENDS AND DIVIDEND POLICY	19

SECTION 6: CAPITAL STRUCTURE
6.1 DESCRIPTION OF CAPITAL STRUCTURE	20
6.2 SECURITY RATINGS	21

SECTION 7: MARKET FOR SECURITIES
7.1 STOCK EXCHANGE LISTINGS	23
7.2 TRADING PRICE AND VOLUME	23

SECTION 8: DIRECTORS AND OFFICERS
8.1 DIRECTORS	24
8.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	25
8.3 SENIOR OFFICERS	26
8.4 SHAREHOLDINGS OF DIRECTORS AND OFFICERS	28

SECTION 9: LEGAL PROCEEDINGS	29

SECTION 10: TRANSFER AGENT
10.1 TRANSFER AGENT	30

SECTION 11: INTERESTS OF EXPERTS	31

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE
12.1 COMPOSITION OF THE AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE AND RELEVANT EDUCATION AND EXPERIENCE	32
12.2 PRE-APPROVAL OF POLICIES AND PROCEDURES	33
12.3 AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE CHARTER	33
12.4 AUDIT AND NON-AUDIT FEES AND SERVICES	38

SECTION 13: FORWARD LOOKING INFORMATION	40

SECTION 14: ADDITIONAL INFORMATION
14.1 ADDITIONAL COMPANY INFORMATION	41
All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.
March 15, 2010

SECTION 1: CORPORATE STRUCTURE

In this AIF, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require.
1.1 Name, Address and Incorporation Information
Canadian Pacific Railway Limited was incorporated on June 22, 2001, as 3913732 Canada Inc. pursuant to the Canada Business Corporations Act (“the CBCA”). On July 20, 2001, CP amended its Articles of Incorporation to change its name to Canadian Pacific Railway Limited. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) pursuant to section 192 of the CBCA whereby it distributed to its common shareholders all of the shares of newly formed corporations holding the assets of four of CPL’s five primary operating divisions. The transfer of Canadian Pacific Railway Company (“CPRC”), previously a wholly owned subsidiary of CPL, to CPRL was accomplished as part of a series of steps, pursuant to the terms of the Arrangement.
Our registered, executive and head office is located at Suite 500, 401 — 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

SECTION 2: INTERCORPORATE RELATIONSHIPS

2.1 Principal Subsidiaries
The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

			Percentage of
			Non-Voting
			Securities
		Percentage of Voting	Beneficially Owned,
		Securities Held	or over which
	Incorporated under	Directly or	Control or Direction
Principal Subsidiary(1)	the Laws of	Indirectly	is Exercised

Canadian Pacific Railway Company	Canada	100%	Not applicable
Soo Line Corporation (2)	Minnesota	100%	Not applicable
Soo Line Railroad Company (3)	Minnesota	100%	Not applicable
Dakota Minnesota & Eastern Railroad Corporation (4)	Delaware	100%	Not applicable
Delaware and Hudson Railway Company, Inc. (2)	Delaware	100%	Not applicable
Mount Stephen Properties Inc.(5)	Canada	100%	Not applicable

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
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) was acquired in October 2007 subject to approval by the US Surface Transportation Board (“STB”) and is an indirect wholly owned subsidiary of the Soo Line Corporation. The STB approved the application to acquire control on September 30, 2008. The official effective date of the final decision was October 30, 2008.

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
In 2009, CP was focused on re-evaluating the structure of our business. We continue with cost reduction strategies including “Execution Excellence for Efficiency” (or “E3”), which was the beginning of our larger variable cost initiatives, our structural cost reduction initiative and the application of lean management techniques to our core operation processes.
2009 was also a year to focus on strengthening our balance sheet which included issuing equity in the first quarter of 2009. As well, we made a cash tender for outstanding debt and issued new debt to lengthen our maturity profile, smooth our repayment profile and strengthen near term liquidity. CP managed working capital and opportunistically selling non-core assets.
In the fourth quarter of 2009, CP terminated a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls and Sudbury. Improved train efficiencies now allow us to move this service over our main line rather than using this bypass route. CP also made a voluntary prepayment to our defined benefit pension plan to reduce the volatility of future pension funding requirements.
In the third quarter of 2009, the Company sold several significant properties including Windsor Station in Montreal, Quebec and land in Western Canada for transit purposes. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale.
Also in 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting. Running rights remain unchanged.
The Company assumed control of DM&E on October 30, 2008 following approval of its acquisition of DM&E by the STB. The addition of DM&E extended CP’s reach and increased its rail network, added new customers and expanded the service available to customers of both DM&E and CP. Freight revenues from DM&E are derived principally from transporting grain, industrial products, and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the United States. The decision to construct a railway line into the PRB will be made by the Company based on economic viability and supported by certain key conditions being met. In 2009, we have integrated DM&E into most of our major operating systems.
In late 2008, the product design and yield teams were grouped together in the “Strategy & Yield” department, with the objective of further enhancing margins and service reliability. This combined group will provide network capability in an effort to optimize demand, product offering, equipment and track utilization. The development of this coordinated approach to yield and operations planning is a key element of the larger Strategy & Yield mandate to coordinate CP’s strategy, yield, product design, interline, business development and network capacity functions.
In mid 2008, CP commenced a review of opportunities to accelerate the realization of benefits achievable from operating plan efficiency improvements. Known as “E3”, this initiative is intended to identify opportunities to reduce costs and improve product reliability. Train productivity, asset utilization, yard and terminal operations, maintenance and product reliability have been the focus of this review.
During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oilsands development. During 2008, the Company filed its application with the Canadian Transportation Agency to initiate the regulatory permitting process for construction of the rail corridor.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.1 Our Background and Network
CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From our inception 129 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$401.4 million in revenues annually) providing rail and intermodal freight transportation services over a 15,400-mile network serving the principal business centres of Canada, from Montreal, Quebec, to Vancouver, B.C., and the US Midwest and Northeast regions.
We own approximately 10,700 miles of track. An additional 4,700 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,200 miles are located in western Canada, 2,200 miles in eastern Canada, 5,800 miles in the US Midwest and 1,200 miles in the US Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class I railways in North America, which allow us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec, and the Port Metro Vancouver in Vancouver, B.C., respectively.
Our network accesses the US market directly through three wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the US Midwest; DM&E, a wholly owned subsidiary of the Soo Line, which operates in the US Midwest and the Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major US Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.
4.2 Strategy
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:
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
We continue to increase the capacity and efficiency of our core franchise through infrastructure-sharing and joint-service programs with other railways and third parties, strategic capital investment programs, and operating plan strategies. Combined with the continued improvement of our locomotive and rail car fleets, these strategies enable us to achieve more predictable and fluid train operations between major terminals.
Over the past few years Class I railway initiatives have included:
•	a CP-Canadian National (“CN”) haulage agreement under which we transport CN freight over about 300 miles of CP track in Ontario between Thunder Bay and Franz;

•	CP-CN initiatives in the Port Metro Vancouver Terminal and B.C. Lower Mainland;

•	CP-CN directional running operations in the B.C. Fraser Canyon;

•
A joint routing agreement with CN to establish a structured plan to direct flows of interline traffic through the most efficient interchange locations and compliment similar arrangements with other Class I’s Union Pacific Railroad (“UP”) & Burlington Northern Santa Fe Railway (“BNSF”); and

•
CP has worked very closely with all the Class I and other carriers that serve Chicago under the Chicago Region Environmental and Transportation Efficiency (“CREATE”) program. Class I’s, Amtrak, Metra and switching carriers

SECTION 4: DESCRIPTION OF THE BUSINESS

Indiana Harbor Belt Railroad (“IHB”) and Belt Railway of Chicago (“BRC”) have partnered up on CREATE to initiate operating and structural changes that will improve operating efficiency and fluidity in and around Chicago, creating the largest railroad hub in North America.
We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.
4.4 Network and Right-of-Way
Our 15,400-mile network extends from the Port Metro Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the US industrial centres of Chicago, Illinois; Newark, New Jersey; Philadelphia, Pennsylvania; New York City and Buffalo, New York; Kansas City, Missouri; and Minneapolis, Minnesota.
Our network is composed of four primary corridors (Western, Southern, Central, and Eastern) and DM&E.
4.4.1 The Western Corridor: Vancouver-Moose Jaw
Overview — The Western Corridor links Vancouver with Moose Jaw, which is the western Canadian terminus of our Southern and Central corridors. With service through Calgary, the Western Corridor is an important part of our routes between Vancouver and the US Midwest, and between Vancouver and central and eastern Canada.
Products — The Western Corridor is our primary route for bulk and resource products traffic from western Canada to the Port Metro Vancouver for export. We also handle significant volumes of international intermodal containers and domestic general merchandise traffic.
Feeder Lines — We support our Western Corridor with three significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port Metro Vancouver; the “Calgary-Edmonton-Scotford Route”, which provides rail access to central Alberta’s Industrial Heartland in addition to the petrochemical complex in central Alberta; and the “Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with UP at Kingsgate, B.C.
Connections — Our Western Corridor connects with UP at Kingsgate and with BNSF at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at Red Deer, Camrose, Calgary, Edmonton, Alberta; Kamloops, B.C.; and several locations in the Greater Vancouver Area.
Yards and Repair Facilities — We support rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton and Moose Jaw. We also have major intermodal terminals at Vancouver, Calgary and Edmonton, and locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary and Moose Jaw.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.4.2 The Southern Corridor: Moose Jaw-Chicago
Overview — The Southern Corridor connects with the Western Corridor at Moose Jaw. By running south to Chicago through the twin cities of Minneapolis and St. Paul in Minnesota, and through Milwaukee, Wisconsin, we provide a direct, single-carrier route between western Canada and the US Midwest.
Products — Primary traffic categories transported on the Southern Corridor include intermodal containers from the Port Metro Vancouver, fertilizers, chemicals, grain, coal, automotive and other agricultural products.
Feeder Lines — We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. CP maintains its own yard facilities at the twin ports that provide an outlet for grain from the US Midwest to the grain terminals at these ports, and a strategic entry point for large dimensional shipments that can be routed via CP’s network to locations such as Alberta’s Industrial Heartland to serve the growing needs of the oil sands and energy industry.
Connections — Our Southern Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota and with UP at St. Paul. We connect with CN at Minneapolis, Milwaukee and Chicago. Our Southern Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the US.
Yards and Repair Facilities — We support rail operations on the Southern Corridor with main rail yards in Chicago, Milwaukee, St. Paul and Glenwood. We own 49% of the Indiana Harbor Belt Railroad Company, a switching railway serving Greater Chicago and northwest Indiana, and have two major intermodal terminals in Chicago and one in Minneapolis. In addition, we have a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago.
4.4.3 The Central Corridor: Moose Jaw-Montreal
Overview — The Central Corridor extends from Moose Jaw through Winnipeg to its eastern terminus at Montreal. Our Central Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via our Western Corridor. This is a key element of our transcontinental intermodal and other services. The Central Corridor also provides access to the Port of Thunder Bay, Ontario, Canada’s primary Great Lakes bulk terminal.
Products — Major traffic categories transported in the Central Corridor include Canadian grain, coal, forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.
Feeder Lines — We support the Central Corridor with a main feeder line connecting Edmonton with Winnipeg, through Saskatoon, Saskatchewan. This line is an important collector of Canadian grain and fertilizer, and provides direct access to refining and upgrading facilities in Alberta’s Industrial Heartland and at Lloydminster.
Connections — The Central Corridor connects with BNSF at Emerson, Manitoba, and with a number of shortline railways. Connections are also made with the CN at a number of locations, including Regina, Saskatoon, Winnipeg, Thunder Bay, Sudbury, Toronto and Montreal.
Yards and Repair Facilities — We support our rail operations in the Central Corridor with major rail yards at Saskatoon, Winnipeg, Toronto and Thunder Bay. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Winnipeg, Saskatoon and Regina.
We have major locomotive repair facilities at Winnipeg, Montreal and Toronto and car repair facilities at Winnipeg, Thunder Bay, Toronto and Montreal.
4.4.4 The Eastern Corridor: Montreal to Chicago/ New York
Overview — The Eastern Corridor provides an important link between the major population centres of eastern Canada, the US Midwest and the US Northeast. The corridor supports our market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the US Midwest. The Eastern Corridor consists of a route between Montreal and Windsor, which we own and maintain, coupled with running rights between Windsor and Detroit, a trackage rights arrangement on Norfolk Southern Corporation (“NS”) track between Detroit and Chicago and a long-term rail car haulage contract with CSX Corporation (“CSX”) that links Detroit with our lines in Chicago.

SECTION 4: DESCRIPTION OF THE BUSINESS

Products — Major traffic categories transported in the Eastern Corridor include intermodal containers, automotive, forest, and industrial and consumer products, as well as truck trailers moving in drive-on/drive-off Expressway service between Montreal and Toronto.
Feeder Lines — The Eastern Corridor connects with important feeder lines. Our route between Montreal and Sunbury, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to New York City and Albany, New York; Philadelphia, Pennsylvania; Newark, New Jersey and Washington, D.C. The line between Guelph Junction, Ontario and Binghamton, including haulage rights over NS lines, links industrial southern Ontario with key US connecting rail carriers at Buffalo and with the Montreal-to-Sunbury line at Binghamton.
Connections — The Eastern Corridor connects with all major railways at Chicago. We also have major connections with NS at Detroit, Buffalo and at Harrisburg and Allentown in Pennsylvania, and with CSX at Detroit, Buffalo, Albany, Philadelphia and Washington D.C. In addition, our eastern corridor connects with CN at Montreal, Quebec and at Toronto, Windsor and London in Ontario. Shortline connections exist with multiple players throughout the corridor including routes from Montreal to Quebec City, and Montreal to St. John, New Brunswick.
Yards and Repair Facilities — We support our Eastern Corridor with major rail yards and terminals in Chicago, Toronto, Montreal and Binghamton. There are also intermodal facilities in Montreal and Detroit. Terminals for our Expressway service are located in Montreal and at Milton and Agincourt in the Greater Toronto area. We have locomotive and car repair facilities in Montreal and Binghamton, in addition to car repair facilities in Chicago and locomotive and car repair facilities in Toronto
4.4.5 The Dakota, Minnesota & Eastern Railroad Corporation
Overview — DM&E is a Class II railroad with approximately 2,500 miles of track, including approximately 500 miles of trackage rights, in the US Midwest and primary customers in agri-products and merchandise. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the PRB located in Wyoming, the largest thermal coal producing region in the United States.
Products — Primary traffic categories transported on DM&E include industrial and consumer products, grain, coal, fertilizers and forest products.
Feeder Lines — The acquisition of DM&E provides a strategic end-to-end network fit extending CP’s network reach and increasing operational efficiency. DM&E connects with the Southern Corridor at Minneapolis, Winona, Minnesota and Chicago. The railway operates in eight states and has direct access to Chicago, Minneapolis, Kansas City (Missouri), and to critical water ports.
Connections — DM&E has the ability to interchange with all of the seven Class I railroads operating in the United States. The east portion of the line provides additional access to Chicago where as the south portion of the rail extends to Kansas City. DM&E is also located favourably to the PRB.
Yards and Repair Facilities — We support our rail operations of DM&E with major rail yards and locomotive repair shops in Mason City, Iowa; Nahant, Iowa; and Huron, South Dakota.
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
Where rail traffic is lighter, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In some specific areas of intermediate traffic density, we use an automatic block signalling system in conjunction with written instructions from rail traffic controllers.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.5 Quarterly Trends
Quarterly fluctuations in trends caused by the 2009 global recession have and will continue to cause our results and volumes to be inconsistent with the sensitivity and trends provided below. Management believes that the changes in economic conditions in 2009 will continue to affect the quarterly fluctuation in 2010; the timing of a return to the sensitivity and trends discussed will depend on the recovery of the economy and our customers.
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lower in the first quarter dependent on winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.
4.6 Business Categories
The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2009 compared with 2008:

Business Category	2009	2008(1)

Bulk	45%	43%
Merchandise	28%	28%
Intermodal	27%	29%

(1) Figures include DM&E from October 30, 2008 to December 31, 2008.
4.7 Revenues
The following table summarizes our annual freight revenues since 2007:

Freight Revenues		Fiscal 2009		Fiscal 2008(1)
(in $ millions, except for percentages)	Fiscal	Compared	Fiscal	Compared	Fiscal
	2009	to Fiscal	2008(1)	to Fiscal	2007
Business Category		2008(1)		2007

Bulk
Grain	1,129.9	16.5%	970.0	3.3%	938.9
Coal	443.3	(27.0)%	607.5	5.9%	573.6
Sulphur and fertilizers	303.5	(40.3)%	508.6	1.3%	502.0

Total bulk	1,876.7	(10.0)%	2,086.1	3.6%	2,014.5

Merchandise
Forest products	173.2	(27.6)%	239.3	(13.2)%	275.8
Industrial and consumer products	766.6	0.1%	766.1	22.0%	627.9
Automotive	228.8	(29.3)%	323.5	1.4%	319.0

Total merchandise	1,168.6	(12.1)%	1,328.9	8.7%	1,222.7

Intermodal	1,129.9	(19.3)%	1,399.8	6.2%	1,318.0

Total freight revenues	4,175.2	(13.3)%	4,814.8	5.7%	4,555.2

(1) Revenues include DM&E from October 30, 2008 to December 31, 2008.
4.7.1 Bulk
Our bulk business represented approximately 45% of total freight revenues in 2009.
4.7.1.1 Grain
Our grain business accounted for approximately 27% of total freight revenues in 2009.

SECTION 4: DESCRIPTION OF THE BUSINESS

Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans and canola, and processed products, such as canola meals, soybean oils and flour.
Our grain business is centred in two key agricultural areas: the Canadian prairies (Alberta, Saskatchewan and Manitoba) and the states of North Dakota, Minnesota, Iowa and South Dakota. Western Canadian grain is shipped primarily west to the Port Metro Vancouver and east to the Port of Thunder Bay for export. Grain is also shipped to the US Midwest and to eastern Canada for domestic consumption. US-originated export grain traffic is shipped to ports at Duluth and Superior. In partnership with other railways, we also move grain to export terminals in the US Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the US Northeast or is interchanged with other carriers to the US Southeast, Pacific Northwest and California markets.
Railway revenues for the movement of export grain from western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to Section 21.4.1 of our 2009 Management’s Discussion and Analysis (“MD&A”), which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca.
4.7.1.2 Coal
Our coal business represented approximately 11% of total freight revenues in 2009.
We handle mostly metallurgical coal destined for export through the Port Metro Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.
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
4.7.1.3 Sulphur and Fertilizers
Sulphur and fertilizers business represented approximately 7% of total freight revenues in 2009.
Sulphur
Most sulphur is produced in Alberta as a by-product of processing sour natural gas, refining crude oil and upgrading bitumen produced in the Alberta oil sands. Sulphur is a raw material used primarily in the manufacturing of sulphuric acid, which is used most extensively in the production of phosphate fertilizers. Demand for elemental sulphur rises with demand for fertilizers. Sulphuric acid is also a key ingredient in industrial processes ranging from smelting and nickel leaching to paper production.
Alberta’s oil and gas industry produces more than eight million tonnes of sulphur annually. We transport approximately half of the sulphur that enters international markets from Canada and we are the leading transporter of formed sulphur shipped from gas plants in southern Alberta to the Port Metro Vancouver. The two largest shipping points in southern Alberta are Shantz and Waterton and both are located on our rail lines. Currently, our export traffic is destined mainly to China and Australia. In addition, we transport liquid sulphur from Scotford, Alberta, site of one of the largest refineries in the Edmonton area, and from other origins to the southeastern and northwestern US for use in the fertilizer industry.
Fertilizers
Fertilizers traffic consists primarily of potash and chemical fertilizers. Our potash traffic moves mainly from Saskatchewan to offshore markets through the ports of Vancouver, Thunder Bay and Portland, Oregon and to markets in the US. Chemical fertilizers are transported to markets in Canada and the US from key production areas in the Canadian prairies. Phosphate fertilizer is also transported from US and Canadian producers to markets in Canada and the northern US.

SECTION 4: DESCRIPTION OF THE BUSINESS

We provide transportation services from major potash and nitrogen production facilities in western Canada and have efficient routes to the major US markets. We also have direct service to key fertilizer distribution terminals, such as the barge facilities on the Mississippi River system at Minneapolis-St. Paul, as well as access to Great Lakes vessels at Thunder Bay.
4.7.2 Merchandise
Our merchandise business represented approximately 28% of total freight revenues in 2009.
Merchandise products move in trains of mixed freight and in a variety of car types. Service involves delivering products to many different customers and destinations. In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services.
4.7.2.1 Forest Products
Our forest products business represented approximately 4% of total freight revenues in 2009.
Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and oriented strand board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.
4.7.2.2 Industrial and Consumer Products
Our industrial and consumer products business represented approximately 18% of total freight revenues in 2009.
Industrial and consumer products traffic include a wide array of commodities grouped under chemicals, energy and plastics as well as mine, metals and aggregates.
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
4.7.2.3 Automotive
Our automotive business represented approximately 6% of total freight revenues in 2009.
Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. We transport finished vehicles from US and Canadian assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. We also move imported vehicles to retail markets in Canada and the US Midwest. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada and in the US.
4.7.3 Intermodal
Our intermodal business accounted for approximately 27% of total freight revenues in 2009.
Domestic intermodal freight consists primarily of manufactured consumer products moving in containers. International intermodal freight moves in marine containers to and from ports and North American inland markets.
Domestic Intermodal
Our domestic intermodal segment covers a broad spectrum of industries including food, retail, less-than truckload shipping, trucking, forest products and various other consumer-related products. Key service factors in domestic intermodal include consistent on-time delivery, the ability to provide door-to-door service and the availability of value-added services. The majority of our domestic intermodal business originates in Canada where we market our services directly to retailers, providing complete door-to-door service and maintaining direct relationships with our customers. In the US, our service is delivered mainly through wholesalers.

SECTION 4: DESCRIPTION OF THE BUSINESS

International Intermodal
Our international intermodal business consists primarily of containerized traffic moving between the ports in Vancouver, Montreal, New York and Philadelphia and inland points across Canada and the US.
We are a major carrier of containers moving via the ports in Montreal and Vancouver. Import traffic from the Port Metro Vancouver is mainly long-haul business destined for eastern Canada and the US Midwest and Northeast. Our trans-Pacific service offers the shortest route between the Port Metro Vancouver and Chicago. We work closely with the Port of Montreal, a major year-round East Coast gateway to Europe, to serve markets primarily in Canada and the US Midwest. Our US Northeast service connects eastern Canada with the ports of Philadelphia and New York, offering a competitive alternative to trucks.
Recent investments in terminals and track infrastructure as well as operating and service initiatives have enhanced our strategic position for future growth.
4.7.4 Other Business
We earn additional revenues through the sale and lease of assets and other arrangements including logistical services, contracts with passenger service operators and investments in joint rail operations.
4.7.5 Significant Customers
In 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the year ended and as at December 31, 2008 and 2007, one customer comprised 11.3% and 11.5% of total revenues and 1.7% and 6.7% of total accounts receivable, respectively.
4.8 Railway Performance
We focus on safety, franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies based on industry-recognized performance indicators:

SECTION 4: DESCRIPTION OF THE BUSINESS

4.8.1 Performance Indicators

	Year Ended December 31
Performance Indicators(1)	2009	2008	2007	2006	2005

Consolidated Data Including DM&E(2)

Efficiency and other indicators
Gross ton-miles (GTM) (millions)(3)	209,475	239,705	246,322	236,405	242,100
Train miles (thousands)	34,757	41,420	42,804	42,310	43,054
US gallons of locomotive fuel per 1,000 GTMs — freight and yard(4)	1.19	1.22	1.21	1.20	1.18
Average number of active employees — expense(5)	13,619	14,340	14,172	14,311	14,793

CP Data excluding DM&E

Efficiency and other indicators
Car miles per car day(6)	142.6	143.6	142.3	137.3	124.0
Average train speed (miles per hour)(7)	25.5	24.0	23.2	24.8	22.0
Average terminal dwell (hours)(8)	21.9	22.3	22.2	20.8	25.8
Safety indicators

FRA personal injuries per 200,000 employee-hours(9)	1.85	1.51	2.09	2.00	2.38
FRA train accidents per million train-miles(10)	1.49	1.93	2.05	1.56	2.26

DM&E Data only

FRA personal injuries per 200,000 employee-hours(9)	2.17	3.50	—	—	—
FRA train accidents per million train-miles(10)	6.78	11.39	—	—	—

(1)	Certain prior period figures have been updated to reflect new information.

(2)	Consolidated data includes DM&E for 2009 and for the period from October 30 through December 31, 2008.

(3)
GTMs of freight measure the movement of total train weight over a distance of one mile. (Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives). An increase in GTMs indicates additional workload.

(4)
US gallons of locomotive fuel per 1,000 GTMs — freight and yard measures the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

(5)
The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

(6)
Car miles per car day is calculated by dividing total car-miles for a period by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

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

(8)
Average terminal dwell (hours) measures the average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

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

(10)
FRA train accidents per million train-miles measures the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in the US or $11,000 in Canada in damage.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.9 Franchise Investment
Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals); locomotives; information technology; and freight cars and other equipment. On an accrual basis, we invested approximately $2.39 billion in our core assets from 2007 to 2009, with annual capital spending over this period averaging approximately 17% of revenues. This included approximately $1.81 billion invested in track and facilities, $0.14 billion in locomotives, $0.16 billion in information technology and $0.28 billion in freight cars and other equipment.
4.9.1 Locomotive Fleet
Our locomotive fleet includes high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 732 AC locomotives. While AC locomotives represent approximately 61% of our road-freight locomotive fleet, they handle about 89% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance.
Following is a synopsis of our owned and leased locomotive fleet:
Number of Locomotives (owned and long-term leased)

	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total

0-5	234	—	2	—	236
6-10	184	—	—	—	184
11-15	314	—	—	—	314
16-20	—	21	—	—	21
Over 20	—	452	276	226	954

Total	732	473	278	226	1,709

4.9.2 Railcar Fleet
We own, lease or manage approximately 53,200 freight cars. Approximately 17,400 are owned by CP, approximately 7,200 are hopper cars owned by Canadian federal and provincial government agencies and approximately 11,700 are short-term lease and 16,900 are long-term leased. Short-term leases on approximately 4,500 cars are scheduled to expire during 2010, and the leases on approximately 8,000 additional cars are scheduled to expire before the end of 2014.
Our covered hopper car fleet, used for transporting regulated grain, consists of owned, leased and managed cars. A portion of the fleet used to transport export grain is leased from the Government of Canada, with whom we completed an operating agreement in 2007.
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
Under our IOP, trains are scheduled to run consistently at times agreed upon with our customers. To accomplish this, we establish a plan for each rail car that covers its entire trip from point of origin to final destination. Cars with similar destinations are consolidated into blocks. This reduces delays at intermediate locations by simplifying processes for employees, eliminating the duplication of work and helping to ensure traffic moves fluidly through rail yards and terminals. These measures improve transit times for shipments throughout our network and increase car availability for customers. Our IOP also increases efficiency by more effectively scheduling employee shifts, locomotive maintenance, track repair, track renewal and material supply.

SECTION 4: DESCRIPTION OF THE BUSINESS

We have capitalized on the new capabilities of our network, our upgraded locomotive fleet and our new Train Area Marshalling software tool (“TrAM”) to safely operate longer and heavier trains. This has reduced associated expenses, simplified the departure of shipments from points of origin and provided lower-cost capacity for growth.
We are committed to continuously improve scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth. During 2009, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
The “E3” review that commenced in mid-2008 is an initiative intended to accelerate benefits related to IOP efficiency, to reduce costs and to improve reliability of CP’s product. Train productivity, asset utilization, yard and terminal operations, maintenance and product reliability have been the focus of this review.
In late 2008, the IOP and Yield teams were grouped together in the “Strategy & Yield” department. This combined group is providing network capability in an effort to optimize demand, product offering, equipment and track utilization.
4.11 Information Technology
As a 24-hour-a-day, 7-day-a-week business, CP relies heavily on information technology (“IT”) systems to schedule and manage planning and operational components safely and efficiently. IT applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. Across the network, CP’s suite of operating systems manage the overall movement of customers’ shipments and provide railway employees with reliable data on shipment performance, transit times, connections with other trains, train and yard capacities, and locomotive requirements. Within the yards, individual shipments are matched to freight car blocks, which in turn are matched to trains that are scheduled according to CP’s IOP.
MultiRail
Core to CP’s success has been the innovative and industry-leading use of a product design software tool called MultiRail. MultiRail is a fully-integrated application that allows CP to refine and evaluate our operating plan strategy. It creates and communicates a balanced plan to accommodate shippers’ needs, operational considerations and asset utilization.
The Institute for Operations Research and the Management Sciences selected CP, in partnership with Multimodal Applied Systems Inc., as the winner of the prestigious 2003 Franz Edelman Award. CP was selected for its work on “Perfecting the Scheduled Railway: Model Driven Operating Plan Development.”
CP has modeled the IOP within the MultiRail application using forward-looking traffic data. The full integration of the design process with our operation control systems allows us to move from the planning phase into the execution phase and to react quickly and efficiently to changing business conditions and opportunities.
Train Area Marshalling (“TrAM”)
CP has also introduced TrAM, a comprehensive set of train marshalling rules and supporting computer tools that have enabled CP to become the industry leader in the use of distributed power. CP is utilizing this technology on as many trains as possible beyond its traditional use in bulk train service alone. TrAM provides the science to position multiple remote locomotives in specific locations within a train. By positioning remote locomotives, we keep in-train forces within acceptable limits which optimizes safety and reduces unnecessary equipment wear when compared to conventional head-end power only or trains with just one remote locomotive location. Multiple remote distributed trains produce significantly lower lateral forces on the track, which represents an opportunity to improve safety, dramatically extend rail-asset-life and reduce fuel consumption. TrAM abilities have also allowed CP to take advantage of implementing its long train strategy which during 2009 has enhanced the productivity of its transcontinental train services by allowing safe operation of longer, heavier train designs.

SECTION 4: DESCRIPTION OF THE BUSINESS

Truck Rail Intermodal Excellence (“TRIEX”)
CP recently implemented the TRIEX system at all intermodal facilities. The system will further improve intermodal service by providing customer self-service, proof of delivery and full shipment tracking. TRIEX will also provide more sophisticated pricing options and simplify billing processes.
Mycpr.ca
A multi-year program to revamp e-business applications is underway to provide customers with an industry leading electronic commerce capability. The next phase will see the launch of a new version of CP’s customer website, myCPR.ca. This new tool will allow customers to manage all aspects of their shipments from initial price inquiries, car ordering, shipment tracking, invoice viewing and payment.
Engineering Excellence
CP is making significant technology investments in Engineering Excellence to ensure continued network safety and reliability. A new bridge inspection system allows employees to capture inspection results electronically in the field, reducing the amount of time spent documenting inspection results and increasing the quality of information gathered about the condition of each asset. Engineering Excellence ensures timely maintenance, improved infrastructure renewal planning and assured compliance to regulatory requirements.
Equipment Health Management System (“EHMS”)
The EHMS is a multi-year project that supports the railway industry’s Advanced Technology Safety Initiative to reduce stress on railway infrastructure. The system allows freight car equipment owners to monitor and maintain their fleet proactively. We recently added truck hunting detectors and hot box detector information and alerting to our EHMS system.
4.12 Labour Productivity and Efficiency
CP believes employees contribute best when the organizational structure is lean and accountabilities are clear. Companies only attain their full potential when they engage employees intelligence and creativity in a structured manner that becomes part of the fabric of the company.
In the past few years CP has initiated a number of strategic organizational initiatives to achieve these conditions. In 2009, we commenced a holistic review of our management structure. Its implementation will see a leaner more defined CP.
Building on the successes of our “E3” variable cost reduction initiative, CP has commenced the structured implementation of “lean process/kaizen” principles into the organization. This continuous improvement, high employee engagement methodology is already providing new, actionable efficiency and service insights.
To link employee performance and organizational outcomes, CP also uses performance based programs designed to allow eligible unionized and non-unionized employees to share in the profits they help generate.
4.13 Business Risks and Enterprise Risk Management
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. The risks and our enterprise risk management are discussed in Section 21.0 Business Risks and Enterprise Risk Management of our 2009 MD&A, which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca.
4.14 Indemnifications
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2009, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.

SECTION 4: DESCRIPTION OF THE BUSINESS

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
4.15 Safety
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP, excluding DM&E was 1.85 in 2009, an increase from 1.51 in 2008 and an improvement from 2.09 in 2007. The FRA train accident rate for CP, excluding DM&E in 2009 was 1.49 accidents per million train-miles, compared with 1.93 in 2008 and 2.05 in 2007. CP strives to continually improve its safety performance through ten key strategies and activities such as training and technology. 2009 represents CP’s second lowest personal injury rate and our lowest train accident rate.
The FRA personal injury rate per 200,000 employee-hours for DM&E was 2.17 in 2009 compared with 3.50 in 2008. The FRA train accident rate for DM&E was 6.78 in 2009 and 11.39 in 2008. Significant improvement has been realized driven by the implementation of the safety integration plan.
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
Our partnership in Responsible Care® is a key part of our commitment as we strive to be a leader in railway and public safety. Responsible Care®, an initiative of the Chemistry Industry Association of Canada and the American Chemistry Council (“ACC”) in the US, is an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care® involves a public commitment to continually improve the industry’s environmental, health and safety performance. We successfully completed our first Responsible Care® external verification in June 2002 and were granted “Responsible Care® practice-in-place” status. We were successfully re-verified in 2005 and again in 2008. Our next Chemistry Industry Association of Canada and ACC Responsible Care verification is tentatively scheduled for June 2011.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

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
4.16.4 Environmental Contamination
We continue to be responsible for remediation work on portions of the property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be US$25.5 million.
4.16.5 Checking and Corrective Action
Our environmental audit comprehensively, systematically and regularly assesses our facilities for compliance with legal and regulatory requirements and conformance to our policies, which are based on legal requirements and accepted industry standards. Audits are scheduled based on risk assessment for each facility and are led by third-party environmental audit specialists supported by our environmental staff.
Audits are followed by a formal Corrective Action Planning process that ensures findings are addressed in a timely manner. Progress is monitored against completion targets and reported quarterly to senior management.
In 2007, our audit program was expanded to include health and safety.
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
4.16.7 Expenditures
We spent $47 million in 2009 for environmental management, including amounts spent for ongoing operations, fuel conservation, capital upgrades and remediation.
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

SECTION 5: DIVIDENDS

5.1 Declared Dividends and Dividend Policy
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date

$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	September 25, 2009	October 26, 2009
$0.2475	December 31, 2009	January 25, 2010
$0.2475	March 26, 2010	April 26, 2010

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

SECTION 6: CAPITAL STRUCTURE

6.1 Description of Capital Structure
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2009, no Preferred Shares had been issued.
1)	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:
a)
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

b)
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

c)
Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one (1) vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Company.

2)	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:
a)
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

b)
Voting Rights: The holders of the First Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c)
Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d)
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

e)
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

SECTION 6: CAPITAL STRUCTURE

3)	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:
a)
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

b)
Voting Rights: The holders of the Second Preferred Shares will not be entitled to receive notice of or to attend any meetings of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c)
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

d)
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

e)	Dividends Preferential: Except with the consent in writing of the holders of all outstanding Second Preferred Shares, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding has been declared and paid or set apart for payment.
6.2 Security Ratings
The Company’s debt securities are rated annually by three approved rating organizations — Moody’s Investors Service, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited. Currently, our securities are rated as Investment Grade, shown in the table below:

Long-Term
Approved Rating	Debt
Organization	Rating

Moody’s Investors Service	Baa3

Standard & Poor’s Corporation	BBB

Dominion Bond Rating Service	BBB

The Standard & Poor’s Corporation has a negative outlook, while the Moody’s Investors Service and Dominion Bond Rating Service have a stable outlook.
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

SECTION 7: MARKET FOR SECURITIES

7.1 Stock Exchange Listings
The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.
7.2 Trading Price and Volume
The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2009:

	Opening	High	Low	Closing	Volume of
Month	Price per	Price per	Price per	Price per	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Traded

January	41.18	46.09	35.65	37.22	17,888,292
February	36.75	40.73	33.85	36.00	18,381,125
March	35.50	40.77	32.36	37.52	18,480,834
April	36.89	44.49	36.80	42.70	17,272,564
May	42.94	46.69	40.05	44.40	12,159,714
June	44.97	48.41	42.50	46.38	13,671,593
July	46.18	48.90	38.35	47.90	19,086,785
August	48.95	55.96	48.76	52.42	10,938,822
September	51.95	54.48	49.37	50.10	12,911,527
October	50.23	50.84	45.41	46.90	11,792,086
November	46.56	53.22	46.43	50.97	8,003,124
December	52.74	58.17	51.50	56.79	8,507,339

The following table provides the monthly trading information for our Common Shares on the New York Stock Exchange during 2009:

	Opening	High	Low	Closing	Volume of
Month	Price per	Price per	Price per	Price per	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Traded

January	33.81	38.98	28.15	30.26	12,836,132
February	29.64	33.18	27.07	28.21	11,182,010
March	27.56	33.10	25.11	29.63	11,703,105
April	29.26	37.29	29.19	35.86	10,267,837
May	36.05	41.13	34.10	40.94	9,494,588
June	41.35	43.91	37.28	39.80	8,490,151
July	40.36	45.11	32.96	44.49	8,287,929
August	45.70	51.64	44.46	47.86	6,952,194
September	47.36	51.00	44.55	46.75	8,967,769
October	46.83	48.86	42.05	43.11	9,159,843
November	43.18	50.44	43.04	48.46	6,235,945
December	50.11	55.43	49.31	54.00	6,886,290

SECTION 8: DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.
8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within	Year of Annual Meeting
	the Preceding Five Years(1)	at which Term of Office
Expires (Director
Since)

J.E. Cleghorn, O.C., F.C.A. (3) Toronto, Ontario, Canada	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company	2010 (2001)

T.W. Faithfull (3)(4)(5) Oxford, Oxfordshire, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2010 (2003)

F.J. Green (4) Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited	2010 (2006)

K.T. Hoeg, C.A. (2)(6) Toronto, Ontario, Canada	Former President and Chief Executive Officer of Corby Distilleries Limited (spirits and wine)	2010 (2007)

Richard C. Kelly (2)(4) Minneapolis, Minnesota, U.S.A.	Chairman and Chief Executive Officer Xcel Energy Inc. (a utility supplier of electric power and natural gas)	2010 (2008)

The Hon. J.P. Manley (2)(3)(6) Ottawa, Ontario, Canada	President and Chief Executive Officer, Canadian Council of Chief Executives (non-profit public policy, consultation and advocacy organization)	2010 (2006)

L.J. Morgan (4)(5) Bethesda, Maryland, U.S.A.	Counsel, Covington & Burling LLP (law firm)	2010 (2006)

M. Paquin (4)(5) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2010 (2001)

M.E.J. Phelps, O.C. (3)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2010 (2001)

R. Phillips, O.C.,S.O.M., F.Inst.P. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2010 (2001)

D.W. Raisbeck (2)(6) Sanibel, Florida, U.S.A.	Retired Vice-Chairman, Cargill Inc. (producer and marketer of agricultural, financial and industrial products)	2010 (2009)

H.T. Richardson, C.M., O.M. (5)(6) Winnipeg, Manitoba, Canada	President and Chief Executive Officer, James Richardson & Sons, Limited (privately owned corporation)	2010 (2006)

M.W. Wright (2)(3)(4) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2010 (2001)

Notes:

(1)
J.E. Cleghorn was Chairman of the Board of SNC-Lavalin Group from May 2002 until May 2007. F.J. Green was President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from November 2005 until May 2006, Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from

SECTION 8: DIRECTORS AND OFFICERS

October 2004 until November 2005. K.T. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited from October 1996 to February 2007. The Hon. J.P. Manley was the counsel for McCarthy Tetrault from July 2004 until October 2009 and President-Elect of the Canadian Counsel of Chief Executives from October to December 2009. R.C. Kelly was President of Xcel Energy Inc. from June 2005 to September 2009. D.W. Raisbeck was Vice-Chairman of Cargill Inc. from 1999 to 2009.

(2)	Member of the Audit, Finance and Risk Management Committee.

(3)	Member of the Corporate Governance and Nominating Committee.

(4)	Member of the Health, Safety, Security and Environment Committee.

(5)	Member of the Management Resources and Compensation Committee.

(6)	Member of the Pension Committee.
8.2 Cease Trade Orders, Bankruptcies, Penalties or Sanctions
As a result of the announcement in May 2004 by Nortel Networks Corporation and Nortel Networks Limited (collectively, the “Nortel Companies”) of the need to restate certain of their previously reported financial results and the resulting delays in filing interim and annual financial statements for certain periods by the required filing dates under Ontario securities laws, the Ontario Securities Commission made a final order on May 31, 2004 prohibiting all trading by directors, officers and certain current and former employees including J.E. Cleghorn and J.P. Manley, both former directors. The Quebec and Alberta Securities commissions issued similar orders. The cease trade order issued by the Ontario Securities Commission was revoked on June 21, 2005. The Quebec and Alberta orders were revoked shortly thereafter. Mr. Cleghorn and Mr. Manley were not subject to the Quebec and Alberta orders. Following the March 10, 2006 announcement by the Nortel Companies of the need to restate certain of their previously reported financial results and the resulting delay in the filing of certain 2005 financial statements by the required filing dates, the Ontario Securities Commission issued a final management cease trade order on April 10, 2006 prohibiting all of the directors, officers and certain current and former employees including Mr. Cleghorn and Mr. Manley from trading in the securities of the Nortel Companies. The British Columbia and Quebec Securities commissions issued similar orders. The Ontario Securities Commission lifted the cease trade order effective June 8, 2006 and the British Columbia and the Quebec Securities commissions also lifted their cease trade orders shortly thereafter. Mr. Cleghorn and Mr. Manley were not subject to the British Columbia and Quebec orders.
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

SECTION 8: DIRECTORS AND OFFICERS

8.3 Senior Officers
As at March 15, 2010, the following were executive officers of CP:

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

J. E. Cleghorn, O.C., F.C.A. Toronto, Ontario, Canada	Chairman	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Chairman, SNC-Lavalin Group Inc. (international engineering and construction firm)

F. J. Green Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

K. B. McQuade Mesquite, Nevada, U.S.A.	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Information Officer, Norfolk Southern Railroad

J. A. O’Hagan Calgary, Alberta, Canada	Senior Vice-President, Strategy and Yield	Senior Vice-President, Strategy and Yield, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Vice-President, Canadian Pacific Railway Limited and Vice-President, Strategy and External Affairs, Canadian Pacific Railway Company; Vice-President, Strategy Research and New Market Development, Assistant Vice-President, Strategy and Research, Canadian Pacific Railway Company

B. M. Winter Calgary, Alberta, Canada	Senior Vice-President, Operations	Senior Vice-President, Operations, Canadian Pacific Railway Limited and Senior Vice-President, Operations, Canadian Pacific Railway Company; Vice-President Operations, Canadian Pacific Railway Company; Vice-President Transportation and Field Operations, Canadian Pacific Railway Company

R. H. Foot Calgary, Alberta, Canada	Group Vice-President, Sales	Group Vice-President, Sales, Canadian Pacific Railway Company; Vice-President, Sales & Marketing, Merchandise, Canadian Pacific Railway Company

SECTION 8: DIRECTORS AND OFFICERS

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

J. Michael Franczak Calgary, Alberta, Canada	Group Vice-President, Operations	Vice-President Operations, Canadian Pacific Railway Company; Vice-President Transportation, Canadian Pacific Railway Company; Assistant Vice-President Transportation, Canadian Pacific Railway Company

J. R. Milloy Calgary, Alberta, Canada	Group Vice-President, Marketing & Yield	Group Vice-President, Marketing & Yield, Canadian Pacific Railway Company; Vice-President, Revenue & Yield Management, Canadian Pacific Railway Company; Vice-President Marketing & Yield, Canadian Pacific Railway Company; Assistant Vice-President Yield Management, Canadian Pacific Railway Company

R. A. Shields Calgary, Alberta, Canada	Group Vice-President, Human Resources and Industrial Relations	Group Vice-President, Human Resources and Industrial Relations, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Vice-President, Human Resources and Industrial Relations, Canadian Pacific Railway Limited and Canadian Pacific Railway Company

M. G. Allison Calgary, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Treasurer, Suncor Energy, Inc.; Vice-President Process Integration, Suncor Energy Inc.; Vice-President Business Services — Natural Gas & Renewable Energy — Suncor Energy Inc.

D. B. Campbell Calgary, Alberta, Canada	Vice-President, Finance	Vice-President, Finance, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Vice-President, Corporate Planning, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Vice-President Business Planning and Development, Canadian Pacific Railway Company

B. W. Grassby Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Acting Chief Financial Officer and Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

P. A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Vice-President, Law	Vice-President, Law, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Vice-President Legal Services, Canadian Pacific Railway Company

SECTION 8: DIRECTORS AND OFFICERS

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

K. L. Fleming Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Associate Corporate Secretary, Canadian Pacific Railway Limited and Canadian Pacific Railway Company; Legal Counsel Labour & Employment Coordinator, Canadian Pacific Railway Company; Labour Coordinator, Canadian Pacific Railway Company

8.4 Shareholdings of Directors and Officers
As at December 31, 2009, the directors and senior officers of CPRL owned or controlled a total of 131,320 shares representing approx. 0.08% of the outstanding shares at that date (168,470,143).

SECTION 9: LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. Following are the only significant legal proceedings currently in progress.
9.1 Stoney Tribal Council v. Canada, EnCana and CP
On February 26, 1999, a Statement of Claim was issued in the Court of Queen’s Bench of Alberta, Judicial Centre of Calgary. The Stoney Tribal Council filed an action against CP and others in the amount of $150 million for alleged trespass and unlawful removal of oil and gas from reserve lands. No steps have been taken in this action since pleadings were filed and we believe no provision is required for this lawsuit.

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
Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the United States.
Requests for information should be directed to:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario Canada
M5J 2Y1

SECTION 11: INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has issued an independent auditors’ report dated February 25, 2010, in respect of the Company’s consolidated financial statements, as at December 31, 2009 and 2008 and for each of the years in the three year period ended December 31, 2009. They have also prepared an audit report on the effectiveness of internal control over financial reporting, at December 31, 2009. PricewaterhouseCoopers LLP has advised that they are independent with respect to CP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the rules of the US Securities and Exchange Commission.

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

12.1 Composition of the Audit, Finance and Risk Management Committee and Relevant Education and Experience
The following individuals comprise the entire membership of the Audit, Finance and Risk Management Committee (“the Committee”).
Krystyna T. Hoeg - Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Cineplex Galaxy Income Fund, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.
Richard C. Kelly - Mr. Kelly is Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He has held that position since September 2009. From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer, from June to mid-December 2005 he served as President and Chief Executive Officer, and previous to that he served as Chief Financial Officer. Mr. Kelly is Vice-Chairman of Edison Electric Institute, Chairman of the Board of Trustees of the Science Museum of Minnesota and a Board member of the Capital City Partnership, the Electric Power Research Institute, the Nuclear Energy Institute Regis University and director on the Denver Metro Chamber of Commerce. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.
John P. Manley - Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives. He has held that position since January 2010. From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP. He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the Boards of the University of Waterloo, MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in February 2006.
Roger Phillips - Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is a director of Toronto Dominion Bank, Imperial Oil Limited and Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.
David W. Raisbeck - Mr. Raisbeck is the Retired Vice-Chairman of Cargill Inc., a position he held from 1999 to 2009. Mr. Raisbeck joined Cargill in 1971 and held various positions in the Company including President of Cargill’s Trading Sector, 1993 to 1995; Executive Vice-President, 1995 to 1999 and Executive Supervisor of Human Resources, 1996 to 1999. He retired from Cargill management in 2008 and from Cargill’s board of directors in 2009. Mr. Raisbeck is Chairman of the Board of CarVal Asset Management and sits on the board of directors of Cardinal Health, Eastman Chemical, and the Greater Minneapolis YMCA (Honorary). He is a governor of the Iowa State University Foundation and is a member of the Dean’s Advisory Council for the school of business at Iowa State University. He received a bachelor’s degree in industrial administration from Iowa State University and completed the executive MBA program at the University of Southern California.
Michael W. Wright (Chair) - Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Honeywell International, Inc., S.C. Johnson & Son, Inc. and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

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
12.4 Audit and Non-Audit Fees and Services
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2009, and December 31, 2008, totalled $3,396,200 and $3,195,200, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2009	December 31, 2008

Audit Fees	$2,176,800	$2,044,700
Audit-Related Fees	$794,800	$808,600
Tax Fees	$424,600	$341,900
All Other Fees	$—	$—

TOTAL	$3,396,200	$3,195,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
12.4.1 Audit Fees
Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditors’ report on the effectiveness of internal controls over financial reporting.
12.4.2 Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed Canadian, US and International accounting standards, securities regulations, and/or laws.
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
12.4.4 All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2009 and 2008, there were no services in this category.

SECTION 13: FORWARD LOOKING INFORMATION

This AIF contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to expected improvements in operating efficiency and fluidity, the ability of information technology to improve service and provide sophisticated billing options, the benefits of lean process/kaizen principles and the cost of environmental remediation. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that actual results will be different from our forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
The forward-looking information in this document involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: the ability to implement cost-cutting and efficiency initiatives, the effectiveness of new information technology and estimates of future costs.

SECTION 14: ADDITIONAL INFORMATION

14.1 Additional Company Information
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
Additional financial information is provided in our Consolidated Financial Statements and MD&A for the most recently completed financial year.
This information is also available on our website at www.cpr.ca.

1	Chairman’s Message to Shareholders
2	Chief Executive Officer’s Letter to Shareholders
3	Management’s Discussion and Analysis
50	Financial Statements
107	Shareholder Information
109	Directors and Committees
110	Senior Officers of the Company

CHAIRMAN’S MESSAGE TO SHAREHOLDERS

Over the last year the Board of Directors was actively engaged in overseeing the strategy of Canadian Pacific Railway during uncertain economic times while continuing to apply and enhance strong corporate governance practices.

We have a seasoned and independent Board of Directors who continuously review the strategic direction of CP in order to protect and enhance shareholder value. The successful financial flexibility and cost reduction initiatives undertaken by management leave CP well positioned to be resilient for the future.

The Board of Directors is committed to ensuring that we have the right mix of broad and diverse expertise to carry out our responsibilities. During these challenging times, we recognize the importance of sound business judgment, thoughtful analysis, and strong personal integrity in the boardroom. In 2009, we were pleased to welcome our newest director, Mr. David Raisbeck, who is the retired Vice-Chairman of Cargill Inc. His knowledge of the global commodity products that are central to CP’s business, proven strategic vision, and risk management experience enhance key competencies of the Board.

We remain proactive in adopting and applying best practices in corporate governance and were honoured to receive the 2009 Governance Gavel award for Director Disclosure from the Canadian Coalition for Good Governance. We take good governance seriously and are committed to continuously improving clear and comprehensive disclosure. Commencing in 2011, we will be providing shareholders with the opportunity to participate in an advisory vote on executive compensation, also known as “say on pay”.

To assist us in fulfilling our role of safeguarding the interests of shareholders, we continue our director education program to continually expand our knowledge of CP and the railway industry. Over the past year, we have received regular reports and presentations on the changing regulatory and business environment. We also engaged in an extensive tour of the rail and port infrastructure located in the lower mainland of British Columbia, Canada.

As Chairman, I would like to take this opportunity to extend the Board’s appreciation to Fred Green, his management team, and all employees of CP for their contributions to the success of CP in a challenging year. Everyone at CP remains focused on safe operations while continuing to enhance the stability and strength of the franchise.

Sincerely,

John E. Cleghorn, O.C., FCA
Chairman of the Board

2009 ANNUAL REPORT	1

CHIEF EXECUTIVE OFFICER’S LETTER TO SHAREHOLDERS

2009 was an extraordinary year and Canadian Pacific was equal to the task. While we experienced unprecedented decreases in traffic volumes, we met those challenges with a solid strategy based on five key objectives:

☐	Managing our balance sheet to ensure financial flexibility;

☐	Driving productivity improvements to reduce variable costs;

☐	Reducing structural costs;

☐	Sustaining price increases through consistent, reliable service; and

☐	Creating and preserving growth options.

In uncertain economic times, a strong balance sheet gives CP the flexibility to seize opportunities as they arise. In 2009, we completed a number of large financial transactions that strengthened our balance sheet and improved near term liquidity. These actions included issuing new equity, multiple debt tenders and issuances, and the monetization of non strategic assets. Additionally, we made prepayments in excess of $500 million to our Canadian and US defined benefit pension plans. As we move into 2010, CP is well positioned to manage in the ongoing uncertain economic climate.

In 2009, adjusting our variable expenses to match our revenue declines was critical and we successfully reduced operating expenses by 17 percent in line with the decrease in revenue of 18 percent. We stored locomotives and railcars and implemented technology that reduced locomotive fuel costs. We took the unfortunate, but necessary, action of temporarily laying off up to 2,700 employees during the periods of our worst volume decreases.

We also made good progress on the longer term goal of lowering our structural costs. We tested and are now running 10,000 foot trains. We consolidated and rationalized certain mechanical repair facilities, and we continue to adjust our management structure.

Despite the significant downturn in the economy, we didn’t lose sight of creating and preserving opportunities for growth. In our industry, our investments can have a 10, 20, or 30 year horizon and we must balance near-term pressures with a long-term horizon. The proposed intermodal facilities in Regina, Edmonton, Les Cedres outside Montreal, and the Alberta Industrial Heartland are examples of growth projects that we continued to pursue, albeit in a paced fashion.

Our vision remains to be the safest, most fluid railway in North America and in 2009, as we continued to make safety a top priority, we saw a decline in the incident rate of 23 percent.

CP continues to recognize the importance of maintaining our partnerships with the more than 1,100 communities through which we operate. In 2009, we celebrated the 100th Anniversary of the completion of the Spiral Tunnels in the Kicking Horse Pass in partnership with Parks Canada, the town of Field, B.C. and the Burgess Shale Geoscience Foundation. We also marked the 100th anniversary of the building of the Lethbridge Viaduct. Our Holiday Train visited over 130 communities in six provinces and seven states to raise food, money and awareness for local food banks. This was the 11th year that CP has taken the Holiday Train across the continent, and despite the tough economic climate, CP recognized that now, more than ever, the people in our communities need this program and we remain committed to it.

Canadian Pacific was the official rail services supplier to the Vancouver 2010 Olympic and Paralympic Winter Games which took place very recently. Through CP’s sponsorship 28 employees experienced carrying the Olympic torch, 46 CP volunteers assisted VANOC on-site in many different roles, and we were privileged to host key stakeholders on the Royal Canadian Pacific that was located in Vancouver during the Games. We are proud that our company was a part of this world welcoming event.

In summary, 2009, while a very difficult year, has proved to be a turning point for CP. The lessons learned in difficult times will serve us well as we move into 2010 and beyond. With continuing economic uncertainty, CP is firmly focused on managing fixed and variable costs and ensuring we continue to price for value. Maintaining our financial flexibility and focusing on safe and efficient operations will position us well for the future and the inevitable upturn in the economy. Though we will continue to see change and improvement in our business, delivering a consistent, quality service to our customers remains a cornerstone of the CP franchise.

Sincerely,

Fred J. Green
President and Chief Executive Officer

2	2009 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2009

2009 ANNUAL REPORT	3

This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the year ended December 31, 2009. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP” or “Canadian GAAP”), except as described in Section 6.0 Non-GAAP Earnings of this MD&A.

February 25, 2010

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25.0 Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the fourth quarter of 2009 are against the results for the fourth quarter of 2008. Unless otherwise indicated, all comparisons of results for 2009 and 2008 are against the results for 2008 and 2007, respectively.

1.0 Business Profile

CPRL is a holding company whose direct and indirect subsidiaries operate railways in North America. The main operating subsidiary of the Company, Canadian Pacific Railway Company (“CPRC”), was incorporated in 1881. CPRC is one of Canada’s oldest corporations. From its inception 129 years ago, CPRC has developed into a fully integrated and technologically advanced Class I railway providing rail and intermodal freight transportation services over a 15,400 mile network serving the principal business centres of Canada, from Montreal, Quebec to Vancouver, British Columbia, and the US Midwest and Northeast regions. Our railway feeds directly into the US heartland from the East and West coasts.

Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. CPRL also provides service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal, Quebec and the Port Metro Vancouver in Vancouver, British Columbia, respectively.

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

CPRL’s network accesses the US market directly through three wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the US Midwest; Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”), a wholly owned subsidiary of the Soo Line, which operates in the US Midwest and the Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major US Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.

2.0 Strategy

Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees. We seek to accomplish this objective through the following three-part strategy:

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

4.0 Financial Highlights

In 2009, CP adopted a new accounting standard and changed two accounting policies that were all applied retrospectively. The new accounting standard resulted in certain pre-operating period costs being expensed (discussed further in Section 13.1.1 Goodwill and Intangible Assets). In addition, CP changed its accounting policies with respect to the treatment of prior service pension costs for unionized employees, amortizing these costs over the contract period, and the recording of locomotive overhauls which are now expensed, discussed further in Section 13.1.3 Pension Prior Service Costs and Section 13.1.4 Locomotive Overhauls. All three accounting changes were applied retrospectively, as a result 2008 and 2007 financial information has been restated to conform to CP’s current policies.

4	2009 ANNUAL REPORT

Financial Highlights

	2009	2008(1)
For the year ended December 31 (in millions, except percentages and per-share data)		2008(3)	DM&E(4)	Pro forma(5)(6)	2007(1)(2)
Revenues	$4,303.2	$4,931.6	$295.6	$5,227.2	$4,707.6
Operating income(6)	900.1	1,041.7	86.2	1,127.9	1,160.8
Income, before FX on LTD and other specified items(6)	460.3	619.7	–	619.7	658.7
Net income	612.4	607.2	–	607.2	932.1

Basic earnings per share	3.68	3.95	–	3.95	6.05
Diluted earnings per share	3.67	3.91	–	3.91	5.99
Diluted earnings per share, before FX on LTD and other specified items(6)	2.76	3.99	–	3.99	4.23
Dividends declared per share	0.9900	0.9900			0.9000

Free cash(6)	(90.1)	230.9			303.4
Total assets at December 31	15,531.4	15,157.3			13,073.4
Total long-term financial liabilities at December 31(7)	4,203.9	4,844.5			4,267.1

Operating ratio, before other specified items(6)	79.1%	78.9%		78.4%	75.3%

(1) Restated for the adoption of Canadian Institute of Chartered Accountants (“CICA”) accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2) The 2007 figures include equity income for DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2007 to December 31, 2007.

(3) Revenues and Operating income include DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2008 to December 31, 2008.

(4) DM&E results for the period January 1, 2008 to October 29, 2008 which under GAAP was reported as one line in equity income in DM&E.

(5) Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the year ended December 31, 2008.

(6) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted earning per shares (“EPS”), before FX on LTD and other specified items, to net income and diluted EPS, as presented in the consolidated financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 14.4 Free Cash.

(7) Excludes future taxes of the following amounts: $2,549.5 million, $2,527.6 million and $1,619.7 million, and other non-financial long-term liabilities of $689.0 million, $706.5 million and $593.7 million for the years 2009, 2008 and 2007 respectively.

2009 ANNUAL REPORT	5

5.0 Operating Results

CP’s results for the year ended December 31, 2009 are compared to the year ended December 31, 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results for the period January 1, 2008 to October 29, 2008 originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Pro forma earnings have no standard meanings prescribed by GAAP and are unlikely to be comparable to similar measures of other companies (discussed further in Section 6.0 Non-GAAP Earnings). The results for the year ended December 31, 2008 as reported are compared to the year ended December 31, 2007.

5.1 INCOME

Operating income, a non-GAAP measure (discussed further in Section 6.0 Non-GAAP Earnings), in 2009 was $900.1 million, down $141.6 million, or 13.6%, from $1,041.7 million in 2008. On a pro forma basis, operating income in 2009 was down $227.8 million, or 20.2%, from $1,127.9 million in 2008.

The decrease in 2009 operating income was primarily due to the global recession which resulted in lower traffic volumes and reduced coal revenues as a result of regulatory rate proceedings and reduced average length of haul on export coal.

This decrease was partially offset by:

☐	the favourable impact of foreign exchange (“FX”, discussed further in Section 25.0 Glossary of Terms);

☐	overall compensation and benefits declined due to lower volumes, however, the success of variable cost reductions in response to lower volumes resulted in higher incentive compensation and gainshare to employees;

☐	the net effect of fuel price declines; and

☐	lower purchased services and other expenses.

Operating income in 2008 was $1,041.7 million, down $119.1 million, or 10.3%, from $1,160.8 million in 2007.

The decrease was primarily due to:

☐	the weakening economy in the second half of the year, which resulted in lower volumes;

☐	the Canadian Transportation Agency (“Agency”) decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canadian Transportation Act (“CTA”) which included a provision for repayment of revenues relating to grain rates (discussed further in Section 21.4.1 Regulatory Change);

☐	increased purchased services and other expenses, due to higher casualty related expenses despite an improved safety performance;

☐	higher fuel expenses driven by higher West Texas Intermediate (“WTI”) prices and widening refining margins, net of fuel recoveries; and

☐	higher costs associated with difficult operating conditions, mainly driven by harsh weather conditions on our central and eastern network.

This decrease was partially offset by:

☐	improved freight rates;

☐	the consolidation of DM&E results from October 30, 2008 to December 31, 2008; prior to October 30, 2008 results of DM&E were recorded on an equity basis; and

☐	the favourable impact of the change in FX.

Net income for the year ended December 31, 2009 was $612.4 million, an increase of $5.2 million, or 0.9%, from $607.2 million in 2008. The increase in 2009 was primarily due to:

☐	gains on the sale of a partnership interest and significant properties (discussed further in Section 10.2 Gain on Sales of Partnership Interest and Significant Properties);

☐	the absence of the negative impact in 2008 on net income from the loss in fair value of our investment in Asset-backed Commercial Paper (“ABCP”) compared to a small gain recorded in 2009 with respect to the replacement of long-term floating rate notes (discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper); and

☐	income tax recoveries in 2009.

The tax recoveries reflected a one time reduction in our future income tax liability due to the Ontario government passing new legislation and the resolution of a prior year income tax matter.

The increase was mainly offset by lower operating income and a loss on termination of a lease (discussed further in Section 10.1 Loss on Termination of Lease with Shortline Railway).

Net income for the year ended December 31, 2008 was $607.2 million, down $324.9 million, or 34.9%, from $932.1 million in 2007. This decrease was primarily due to:

☐	lower FX gains (net of tax) on US dollar-denominated long-term debt (“LTD”);

☐	income tax benefits recorded in 2007 due to legislation to reduce corporate income tax rates;

☐	lower operating income;

☐	loss in fair value of our investment in ABCP; and

☐	higher interest expense that was primarily due to the funding required for our acquisition of DM&E (discussed further in Section 14.3 Financing Activities).

The decreases in net income were partially offset by a full year of earnings from our investment in DM&E and by lower income tax expenses driven by lower operating income and lower tax rates.

5.2 DILUTED EARNINGS PER SHARE

Diluted earnings per share (“EPS”) was $3.67 in 2009, a decrease of $0.24, or 6.1% from 2008. Diluted EPS, was $3.91 in 2008, a

6	2009 ANNUAL REPORT

decrease of $2.08, or 34.7%, from 2007. The decrease in 2009 was mainly due to the issuance of common shares in the first quarter as other specified items and FX gains and losses on long-term debt (“FX on LTD”) mainly offset the decrease in operating income. The decrease in 2008 reflected lower net income mainly due to income tax benefits recorded in 2007 as a result of legislation to reduce corporate income tax rates, lower FX gains (net of tax) on US dollar-denominated LTD and lower operating income.

Diluted EPS, before FX on LTD and other specified items was $2.76 in 2009, a decrease of $1.23 or 30.8%, from 2008. Diluted EPS before FX on LTD and other specified items was $3.99 in 2008, a decrease of $0.24, or 5.7%, from 2007. The decrease in 2009 was mainly due to decreased operating income. The issuance of common shares in the first quarter further reduced EPS. The decrease in 2008 was mainly due to lower income before FX on LTD and other specified items, mainly caused by lower operating income. Diluted EPS before FX on LTD and other specified items is discussed further in Section 6.0 Non-GAAP Earnings.

5.3 OPERATING RATIO

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway.

Our operating ratio, before FX on LTD and other specified items (discussed further in Section 6.2 Other Specified Items) increased to 79.1% in 2009, compared with 78.9% in 2008 and 75.3% in 2007.

2009 operating ratio of 79.1% increased by 70 basis points from 78.4% in 2008 on a pro forma basis. The increase in 2009 was primarily due to lower volumes which were partially mitigated by cost management initiatives that reduced both variable and structural costs and lower fuel prices.

Operating ratio in 2008 was 78.9% an increase when compared to 75.3% in 2007. This was due to the weakening economy in the second half of the year which resulted in lower volumes (discussed further in Section 7.0 Lines of Business) and the net impact of fuel prices.

5.4 IMPACT OF FOREIGN EXCHANGE ON EARNINGS

Fluctuations in FX affect our results because US dollar-denominated revenues and expenses are translated into Canadian dollars. US dollar-denominated revenues and expenses increase when the Canadian dollar weakens in relation to the US dollar.

In 2009 the Canadian dollar weakened against the US dollar on average by approximately 9.4% compared to 2008 and strengthened by approximately 2.8% in 2008 compared with 2007. The average FX rate for converting US dollars to Canadian dollars increased to $1.15 in 2009 from $1.05 in 2008 and decreased to $1.05 in 2008 from $1.08 in 2007.

6.0 Non-GAAP Earnings

We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude FX on LTD, which can be volatile and short term, and other specified items (discussed further in Section 6.2 Other Specified Items) that are not among our normal ongoing revenues and operating expenses.

The adjoining table details a reconciliation of operating income and income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of DM&E, changes in cash and cash equivalent balances resulting from foreign exchange fluctuations, and excluding changes in the accounts receivable securitization program and the initial reclassification of cash to investment in ABCP (discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the increase in cash and cash equivalents as presented in the financial statements in Section 14.4 Free Cash.

Earnings measures that exclude FX on LTD and other specified items; operating income; adjusted earnings before interest and taxes (“adjusted EBIT”); diluted EPS, before FX on LTD and other specified items; interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less operating expenses and is a common measure of profitability used by management. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.

CP’s results for fourth-quarter and full year 2009 are compared to fourth-quarter and full year 2008 on a pro forma basis. Pro forma basis is a non-GAAP measure which redistributes the DM&E operating results originally reported on an equity income basis of accounting to a line-by-line consolidation of revenues and expenses. Doing so provides a comparable measure for period to period changes until DM&E results are fully consolidated with CP’s operations for comparative periods (discussed further in Section 18.0 Acquisition).

Interest coverage ratio (discussed further in Section 14.3.2 Interest Coverage Ratio) is a metric used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.

2009 ANNUAL REPORT	7

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME

	For the year ended December 31					For the three months ended December 31
(reconciliation of non-GAAP earnings to GAAP earnings)	2009	2008(1)			2007(1)(2)	2009	2008(1)
(in millions, except diluted EPS)		2008	DM&E(3)	Pro forma(4)(5)			2008	DM&E(3)	Pro forma(4)(5)
Revenues	$4,303.2	$4,931.6	$295.6	$5,227.2	$4,707.6	$1,121.9	$1,299.7	$34.4	$1,334.1
Operating expenses	3,403.1	3,889.9	209.4	4,099.3	3,546.8	852.9	1,012.5	17.3	1,029.8

Operating income(5)	900.1	1,041.7	86.2	1,127.9	1,160.8	269.0	287.2	17.1	304.3

Equity income in DM&E	–	50.9	(50.9)	–	11.2	–	10.4	(10.4)	–
Less:
Other income and charges, before FX on LTD and other specified items(5)	31.0	22.7	(0.4)	22.3	29.6	2.7	8.3	–	8.3

Adjusted EBIT(5)	869.1	1,069.9	35.7	1,105.6	1,142.4	266.3	289.3	6.7	296.0
Less:
Net interest expense	273.1	261.1	1.9	263.0	204.3	62.8	73.8	0.1	73.9
Income tax expense, before income tax on FX on LTD and other specified items(5)	135.7	189.1	33.8	222.9	268.7	44.6	49.7	6.6	56.3

Income, before FX gain (loss) on LTD and other specified items(5)	460.3	619.7	–	619.7	669.4	158.9	165.8	–	165.8

Foreign exchange gain (loss) on long-term debt
FX on LTD – gain (loss)	5.8	(16.3)	–	(16.3)	169.8	3.1	(3.9)	–	(3.9)
Income tax recovery (expense)	(31.6)	38.6	–	38.6	(44.3)	(4.5)	26.2	–	26.2

FX on LTD, net of tax – gain (loss)	(25.8)	22.3	–	22.3	125.5	(1.4)	22.3	–	22.3
Other specified items
Loss on termination of lease with shortline railway	(54.5)	–	–	–	–	(54.5)	–	–	–
Income tax recovery (expense)	16.9	–	–	–	–	16.9	–	–	–

Loss on termination of lease with shortline railway, net of tax	(37.6)	–	–	–	–	(37.6)	–	–	–
Gain on sales of partnership interest and significant properties	160.3	–	–	–	–	–	–	–	–
Income tax recovery (expense)	(23.5)	–	–	–	–	–	–	–	–

Gain on sales of partnership interest and significant properties, net of tax	136.8	–	–	–	–	–	–	–	–
Gain/(loss) in fair value of long-term floating rate notes/ ABCP	6.3	(49.4)	–	(49.4)	(21.5)	–	–	–	–
Income tax recovery (expense)	(1.8)	14.6	–	14.6	6.5	–	–	–	–

Gain/(loss) in fair value of long-term floating rate notes/ ABCP, net of tax	4.5	(34.8)	–	(34.8)	(15.0)	–	–	–	–
Income tax benefits due to rate reduction and settlement related to prior year	74.2	–	–	–	152.2	74.2	–	–	–

Net income	$612.4	$607.2	$–	$607.2	$932.1	$194.1	$188.1	$–	$188.1

Diluted EPS, before FX on LTD and other specified items(5)	$2.76	$3.99	$–	$3.99	$4.30	$0.94	$1.07	$–	$1.07
Diluted EPS, related to FX on LTD, net of tax(5)	(0.15)	0.14	–	0.14	0.81	(0.01)	0.14	–	0.14
Diluted EPS, related to other specified items, net of tax(5)	1.06	(0.22)	–	(0.22)	0.88	0.22	–	–	–

Diluted EPS, as determined by GAAP	$3.67	$3.91	$–	$3.91	$5.99	$1.15	$1.21	$–	$1.21

(1) Restated for the adoption of CICA accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2) The 2007 figures include equity income for DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2007 to December 31, 2007.

(3) DM&E results for the period January 1, 2008 to October 29, 2008 which under GAAP was reported as one line in equity income in DM&E.

(4) Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the three months ended and year ended December 31, 2008.

(5) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

8	2009 ANNUAL REPORT

6.1 FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. A large portion of our US dollar-denominated debt is designated as a hedge of our net investments in US subsidiaries.

On a pre-tax basis, we recorded the following FX on LTD as the Canadian dollar exchange rate changed at the end of each reporting period:

☐	FX gain on LTD of $5.8 million in 2009, as the Canadian dollar strengthened to $1.0510 at December 31, 2009, relative to the US dollar;

☐	FX loss on LTD of $16.3 million in 2008, as the Canadian dollar exchange rate weakened to $1.2180 at December 31, 2008 relative to the US dollar; and

☐	FX gain on LTD of $169.8 million in 2007, as the Canadian dollar exchange rate strengthened to $0.9913 at December 31, 2007 relative to the US dollar from $1.1654 at the end of the previous year.

Income tax recovery (expense) related to FX on LTD is discussed further in Section 10.6 Income Taxes.

6.2 OTHER SPECIFIED ITEMS

Other specified items are material transactions that may include, but are not limited to, gains and losses on non-routine sales of assets, unusual income tax adjustments, restructuring and asset impairment charges and other items that do not typify normal business activities.

In 2009, there were four other specified items included in net income as follows:

☐	In the fourth quarter of 2009, we recorded a loss of $54.5 million ($37.6 million after tax) on the termination of a lease with a shortline railway (discussed further in Section 10.1 Loss on Termination of Lease with Shortline Railway).

☐	Also in the fourth quarter, the company recorded a benefit of $74.2 million due to a rate reduction and a settlement related to a prior year income tax matter.

☐	In the second and third quarters of 2009, we recorded gains of $160.3 million ($136.8 million after tax) on the sale of Windsor Station in Montreal, a land sale in Western Canada and a gain on the sale of a partnership interest in the Detroit River Tunnel Partnership (“DRTP”) (discussed further in Section 10.2 Gain on Sales of Partnership Interest and Significant Properties).

☐	Also in the second and third quarters of 2009, the company recorded realized gains from settlement of and unrealized gains from the change in estimated fair value of long-term floating rate notes totalling $6.3 million ($4.5 million after tax) (discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).

In the first and third quarters of 2008, we recorded charges totalling $49.4 million ($34.8 million after tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper).

In 2007, there were three other specified items included in net income, as follows:

☐	In the fourth quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2008. We recorded a future income tax benefit of $136.2 million to reflect the positive impact of these tax rate reductions on our future income tax balance.

☐	In the third quarter of 2007, we recorded a charge of $21.5 million ($15.0 million after tax) to reflect the change in the estimated fair value of ABCP.

☐	In the second quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2011. We recorded a future income tax benefit of $16.0 million to reflect the benefit of these tax rate reductions on our future income tax balance.

7.0 Lines of Business

7.1 VOLUMES

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

2009 ANNUAL REPORT	9

VOLUMES

	2009	2008		2007
For the year ended December 31		As reported(1)	Pro forma(2)
Carloads (in thousands)
Grain	469.5	382.4	460.4	385.0
Coal	305.1	281.0	317.7	269.1
Sulphur and fertilizers	108.8	191.3	195.4	209.8
Forest products	66.8	91.8	97.6	114.1
Industrial and consumer products	345.9	340.9	425.5	313.3
Automotive	103.7	141.3	142.0	168.5
Intermodal	962.9	1,216.0	1,216.0	1,238.1

Total Carloads	2,362.7	2,644.7	2,854.6	2,697.9

Revenue ton-miles (in millions)
Grain	34,838	29,376	32,019	30,690
Coal	16,997	21,247	21,600	20,629
Sulphur and fertilizers	9,362	19,757	19,956	21,259
Forest products	4,470	5,677	5,927	7,559
Industrial and consumer products	17,653	18,296	21,364	16,987
Automotive	1,607	2,213	2,221	2,471
Intermodal	23,425	27,966	27,966	29,757

Total revenue ton-miles	108,352	124,532	131,053	129,352

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

Volumes in 2009, as measured by total carloads, decreased by approximately 491,900, or 17.2%, and revenue ton-miles (“RTM”) decreased by 22,701 million, or 17.3%, compared with pro forma 2008.

These decreases in carloads and RTMs in 2009 were driven by the global recession which resulted in soft market conditions and reduced customer demand lowering shipments in all but the grain line of business which benefited from a larger than normal crop.

Coal volumes measured by carloads did not decline as much as RTMs due to decreased average length of haul.

Volumes in 2008, as measured by total carloads, decreased by 53,200, or 2.0%, and RTMs decreased by 4,820 million, or 3.7%.

The decrease in carloads and RTMs in 2008 was mainly due to:

☐	sharply declining economic conditions in the second half of 2008;

☐	continued weakness in forest products due to a slowdown in the US housing market;

☐	declining auto sales leading to reduced shipments; and

☐	customer production issues resulting in reduced shipments of potash and sulphur.

This decrease was partially offset by the inclusion of DM&E volumes from October 30, 2008 to December 31, 2008, industrial product shipments, driven by economic growth in western Canada, and strong global demand for metallurgical coal resulting in increased shipments through the western corridor earlier in the year.

7.2 REVENUES

Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, routine land sales and income from business partnerships.

10	2009 ANNUAL REPORT

REVENUES

	2009	2008			2007
		As
For the year ended December 31 (in millions)		reported(1)	DM&E(2)	Pro forma(3)(4)
Grain	$1,129.9	$970.0	$100.6	$1,070.6	$938.9
Coal	443.3	607.5	15.4	622.9	573.6
Sulphur and fertilizers	303.5	508.6	10.3	518.9	502.0
Forest products	173.2	239.3	9.7	249.0	275.8
Industrial and consumer products	766.6	766.1	153.7	919.8	627.9
Automotive	228.8	323.5	3.9	327.4	319.0
Intermodal	1,129.9	1,399.8	–	1,399.8	1,318.0

Total freight revenues	4,175.2	4,814.8	293.6	5,108.4	4,555.2

Other revenues	128.0	116.8	2.0	118.8	152.4

Total revenues	$4,303.2	$4,931.6	$295.6	$5,227.2	$4,707.6

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) DM&E figures are for the period January 1, 2008 to October 29, 2008.

(3) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(4) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

In 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the year ended and as at December 31, 2008 and 2007, one customer comprised 11.3% and 11.5% of total revenues and 1.7% and 6.7% of total accounts receivable, respectively.

7.3 2009 TO 2008 COMPARATIVES

7.3.1 Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,175.2 million in 2009, a decrease of $639.6 million, or 13.3%, for the same period in 2008 on a reported basis.

The revenue table above shows freight revenue on a pro forma basis for 2008 inclusive of DM&E revenues. On a pro forma basis, freight revenues decreased by $933.2 million, or 18.3% from $5,108.4 million in 2008.

The decrease in 2009 was driven primarily by:

☐	lower traffic volumes due to the global recession;

☐	a decline in freight revenues due to fuel price changes; and

☐	decreased rates and reduced average length of haul on export coal as a result of regulatory rate proceedings.

The decrease was partially offset by the favourable impact of the change in foreign exchange on US dollar-denominated revenues and net increases in freight rates for all lines of business other than coal.

Revenue variances below (Sections 7.3.1.1 to 7.3.4) are compared to pro forma 2008 figures.

7.3.1.1 Fuel Cost Recovery Program

A change in fuel prices or supply disruptions may adversely impact the Company’s expenses and revenues. As such, CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. In January 2009, CP continued to modify its fuel cost recovery program utilizing a 15 day average fuel index price to further reduce fuel price volatility exposure.

7.3.1.2 Grain

Canadian grain products, consisting mainly of durum, spring wheat, barley, canola, flax, rye and oats, are primarily transported to ports for export and to Canadian and US markets for domestic consumption. US grain products mainly include durum, spring wheat, corn, soybeans and barley and are shipped from the Midwestern US to other points in the Midwest, the Pacific Northwest and northeastern US. Grain revenues in 2009 were $1,129.9 million, an increase of $59.3 million, or 5.5% compared to 2008 pro forma of $1,070.6 million.

Grain revenues increased in 2009 primarily due to:

☐	an increase in Canadian grain export shipments driven by strong demand and an above average 2008/2009 crop year;

☐	the favourable impact of the change in FX; and

☐	a net increase in freight rates for US and commercial grain.

The increase was partially offset by lower fuel surcharge revenues due to the change in fuel price and a negative rate decision in regulated grain.

2009 ANNUAL REPORT	11

7.3.1.3 Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern British Columbia (“BC”) to the ports of Vancouver, BC and Thunder Bay, Ontario, and to the US Midwest. Our US coal business consists primarily of the transportation of thermal coal and petroleum coke within the US Midwest. Coal revenues in 2009 were $443.3 million, a decrease of $179.6 million, or 28.8% from pro forma 2008 of $622.9 million.

Coal revenues decreased in 2009 primarily due to:

☐	reduced coal shipments as a result of reduced market demand for metallurgical coal for the first three quarters of the year;

☐	decreased rates as a result of regulatory rate proceedings and reduced average length of haul on export coal which reduced coal revenues by approximately $63 million; and

☐	lower fuel surcharge revenues due to the change in fuel price.

The decrease was partially offset by new short haul US coal traffic, the favourable impact of the change in FX and increased export coal volumes in the fourth quarter driven by offshore steel demand.

7.3.1.4 Sulphur and Fertilizers

Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, BC, and Portland, Oregon, and to other Canadian and US destinations. Sulphur and fertilizers revenues in 2009 were $303.5 million, a decrease of $215.4 million, or 41.5% from pro forma 2008 of $518.9 million.

Sulphur and fertilizers revenues decreased in 2009 primarily due to:

☐	lower export potash shipments as a result of ongoing price negotiations between producers and major buyers;

☐	lower domestic potash shipments as farmers deferred purchases; and

☐	lower fuel surcharge revenues due to the change in fuel price.

The decrease was partially offset by the favourable impact of the change in FX and a net increase in freight rates.

7.3.1.5 Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest product revenues in 2009 were $173.2 million, a decrease of $75.8 million, or 30.4% from pro forma 2008 of $249.0 million.

Forest product revenues decreased in 2009 primarily due to soft market demand for lumber, panel and pulp products due to the global recession resulting in mill shutdowns and production curtailments as well as lower fuel surcharge revenues due to the change in fuel price.

The decrease was partially offset by the favourable impact of the change in FX and a net increase in freight rates.

7.3.1.6 Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, mine, ethanol, and other energy related products (other than coal) shipped throughout North America. Industrial and consumer products revenues in 2009 were $766.6 million, a decrease of $153.2 million, or 16.7% from pro forma 2008 of $919.8 million.

Industrial and consumer products revenues decreased in 2009 primarily due to reduced overall volumes primarily from our steel, building products, chemical and plastics customers due to the global recession and lower fuel surcharge revenues due to the change in fuel price.

The decrease was partially offset by the favourable impact of the change in FX, increased volumes in ethanol and other energy related products and a net increase in freight rates.

7.3.1.7 Automotive

Automotive consists primarily of the transportation of domestic, import and pre-owned vehicles as well as automotive parts from North American assembly plants and from the Port Metro Vancouver to destinations in Canada and the US. Automotive revenues in 2009 were $228.8 million, a decrease of $98.6 million, or 30.1% from pro forma 2008 of $327.4 million.

The decrease in 2009 was primarily due to a significant reduction of auto sales in the first three quarters of the year resulting in plant shutdowns and lower shipments of finished vehicles, and lower fuel surcharge revenues resulting from the change in fuel price.

This decrease was partially offset by a net increase in freight rates, the favourable impact of the change in FX and increased volumes in the fourth quarter due to increased North American vehicle sales.

7.3.1.8 Intermodal

Intermodal consists of domestic and international (import-export) container traffic. Our domestic business consists primarily of retail goods moving in containers between eastern and western Canada and to and from the US. The international business handles containers of mainly retail goods between the ports of Vancouver, Montreal, New York/New Jersey and Philadelphia and inland Canadian and US locations. Intermodal revenues in 2009 were $1,129.9 million, a decrease of $269.9 million, or 19.3% from pro forma 2008 of $1,399.8 million.

The decrease in 2009 was primarily due to the global recession which reduced import and export volumes as well as domestic intermodal container shipments and lower fuel surcharge revenues resulting from the change in fuel price.

The decrease was partially offset by a net increase in freight rates and the favourable impact of the change in FX.

7.3.2 Other Revenues

Other revenues are generated from leasing certain assets, switching fees, routine land sales and income from business partnerships.

12	2009 ANNUAL REPORT

Other revenues in 2009 were $128.0 million, an increase of $9.2 million, or 7.7% from pro forma 2008 of $118.8 million.

The increase in 2009 was mainly due to higher routine land sales, partially offset by decreases in switching due to lower volumes and miscellaneous other revenues.

7.3.3 Freight Revenue per Carload

FREIGHT REVENUE PER CARLOAD

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carload of the commodity transported in the period.

Total freight revenue per carload in 2009 decreased by 1.3% due to lower fuel price recoveries and negative rate decisions in coal and regulated grain. This decrease was partially offset by favourable changes in FX and higher net freight rates.

		2008
For the year ended December 31	2009	As reported(1)	Pro forma(2)(3)	2007
Grain	$2,407	$2,537	$2,325	$2,439
Coal	1,453	2,162	1,961	2,132
Sulphur and fertilizers	2,790	2,659	2,656	2,393
Forest products	2,593	2,607	2,551	2,417
Industrial and consumer products	2,216	2,247	2,162	2,004
Automotive	2,206	2,289	2,306	1,893
Intermodal	1,173	1,151	1,151	1,065
Freight revenue per carload	$1,767	$1,821	$1,790	$1,688

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(3) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

7.3.4 Freight Revenue per Revenue Ton Mile

FREIGHT REVENUE PER REVENUE TON-MILE

Freight revenue per RTM is the amount of freight revenue earned for every RTM Moved, calculated by dividing the freight revenue for a commodity by the number of RTMs of the commodity transported in the period.

Freight revenue per RTM in 2009 decreased by 1.3% due to lower fuel price recoveries and negative rate decisions in coal and regulated grain. This decrease was partially offset by favourable changes in FX and higher net freight rates.

		2008
For the year ended December 31 (cents)	2009	As reported(1)	Pro forma(2)(3)	2007
Grain	3.24	3.30	3.34	3.06
Coal	2.61	2.86	2.88	2.78
Sulphur and fertilizers	3.24	2.57	2.60	2.36
Forest products	3.87	4.22	4.20	3.65
Industrial and consumer products	4.34	4.19	4.31	3.70
Automotive	14.24	14.62	14.74	12.91
Intermodal	4.82	5.01	5.01	4.43
Freight revenue per revenue ton-mile	3.85	3.87	3.90	3.52

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(3) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

2009 ANNUAL REPORT	13

7.4 2008 TO 2007 COMPARATIVES

Revenue variances below (Sections 7.4.1 to 7.4.4) compare 2008 figures as reported, with DM&E figures included on a consolidated basis beginning October 30, 2008, to 2007 figures as reported.

7.4.1 Freight Revenues

Freight revenues were $4,814.8 million in 2008, an increase of $259.6 million, or 5.7%. Freight revenues for 2008 increased mainly due to:

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008;

☐	improvements in freight rates, which include our fuel recovery program; and

☐	overall volume growth in industrial and consumer products and coal.

The increase was partially offset by:

☐	the negative effect on volume of the global recession;

☐	the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA which included a provision for repayment of revenues relating to grain rates (discussed further in Section 21.4.1 Regulatory Change);

☐	weakness throughout the year in the market for forest products; and

☐	the unfavourable impact of the change in FX.

7.4.1.1 Grain

Grain revenues in 2008 were $970.0 million, an increase of $31.1 million, or 3.3%.

Grain revenues increased in 2008 primarily due to the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008, and increased freight rates.

This increase was partially offset by a provision for the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA (discussed further in Section 21.4.1 Regulatory Change). The increase was also offset by lower shipments due to harvest delays in both the US and Canada for the 2007/2008 crop year.

7.4.1.2 Coal

Coal revenues in 2008 were $607.5 million, an increase of $33.9 million, or 5.9%.

Coal revenues increased in 2008 primarily due to:

☐	the strong global demand for metallurgical coal earlier in the year;

☐	improvements in freight rates; and

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008.

7.4.1.3 Sulphur and Fertilizers

Sulphur and fertilizers revenues in 2008 were $508.6 million, an increase of $6.6 million, or 1.3%.

Sulphur and fertilizers revenues increased in 2008 primarily due to improvements in freight rates and the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008. This increase was partially offset by decreased supply of sulphur and potash due to customer production issues and by the unfavourable impact of FX.

7.4.1.4 Forest Products

Forest products revenues in 2008 were $239.3 million, a decrease of $36.5 million, or 13.2%.

Forest products revenues declined in 2008 due to continued weak market conditions and extended plant shut downs for certain forest product customers which has led to reduced volumes. In addition revenues declined by the unfavourable impact of FX.

This decrease was partially offset by improvements in freight rates.

7.4.1.5 Industrial and Consumer Products

Industrial and consumer products revenues in 2008 were $766.1 million, an increase of $138.2 million, or 22.0%.

Industrial and consumer products revenues increased in 2008 primarily due to:

☐	the inclusion of DM&E revenues from October 30, 2008 to December 31, 2008;

☐	continued economic growth in the early part of 2008; and

☐	improvements in freight rates.

The increase was partially offset by the unfavourable impact of FX.

7.4.1.6 Automotive

Automotive revenues in 2008 were $323.5 million, an increase of $4.5 million, or 1.4%.

The increase in 2008 was primarily due to improvements in freight rates, partially offset by lower volumes due to soft market conditions, particularly in the US, as well as the unfavourable impact of the change in FX.

7.4.1.7 Intermodal

Intermodal revenues in 2008 were $1,399.8 million, an increase of $81.8 million, or 6.2%.

The increase in intermodal revenues in 2008 was primarily due to improvements in freight rates which were partially offset by the unfavourable impact of the change in FX.

7.4.2 Other Revenues

Other revenues in 2008 were $116.8 million, a decrease of $35.6 million or 23.4%. The decrease in Other revenues in 2008 was primarily due to lower land sales.

14	2009 ANNUAL REPORT

7.4.3 Freight Revenue per Carload

In 2008, total freight revenue per carload improved by 7.9%. This improvement is due to the increase in freight rates, which includes fuel surcharge, was partially offset by the unfavourable impact of mix and the change in FX.

7.4.4 Freight Revenue per Revenue Ton Mile

Freight revenue per RTM in 2008 increased by 9.9% compared with 2007. This improvement is due to the increase in freight rates, which includes fuel surcharge, was partially offset by the unfavourable impact of mix and the change in FX.

8.0 Performance Indicators

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25.0 Glossary of Terms.

PERFORMANCE INDICATORS(1)

For the year ended December 31	2009	2008 Pro forma(2)	2007(3)
Consolidated data including DM&E
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	209,475	250,991	246,322
Train miles (thousands)	34,757	43,243	42,804
US gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.19	1.22	1.21
Average number of active employees – expense	13,619	15,107	14,172

	2009	2008 As reported	2007(3)
CP data excluding DM&E
Efficiency and other indicators
Car miles per car day	142.6	143.6	142.3
Average train speed (miles per hour)	25.5	24.0	23.2
Average terminal dwell (hours)	21.9	22.3	22.2
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.85	1.51	2.09
FRA train accidents per million train-miles	1.49	1.93	2.05
DM&E data only
Safety indicators
FRA personal injuries per 200,000 employee-hours	2.17	3.50
FRA train accidents per million train-miles	6.78	11.39

(1) Certain comparative period figures have been updated to reflect new information.

(2) Pro forma basis includes DM&E results for the full year ended December 31, 2008.

(3) 2007 performance indicators exclude DM&E.

8.1 EFFICIENCY AND OTHER INDICATORS

2009 performance indicators’ variances for GTMs, train miles, average number of active expense employees and US gallons of locomotive fuel consumed are compared to 2008 on a pro forma basis. 2008 performance indicator variances for the above mentioned metrics are compared to 2007 as previously reported.

GTMs for 2009 were 209,475 million which decreased by 16.5% compared with 250,991 million in the same period in 2008 on a pro forma basis. The decrease in 2009 was mainly due to the global recession which led to a decrease in traffic for all lines of business excluding grain. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.

GTMs for 2008 were 239,705 million, as reported in 2008, which decreased by 2.7% from 2007. The decrease in 2008 was mainly due to a reduction in the volumes of automotive, forest products, intermodal and sulphur and fertilizers, partially offset by growth in industrial and consumer products, and coal.

Train miles decreased 19.6% in 2009 compared to pro forma 2008. The decrease in 2009 was driven by management’s strategy of consolidating and running longer heavier trains thereby reducing train starts while balancing productivity and maintaining reliable

2009 ANNUAL REPORT	15

service. This was further impacted by reduced volumes. As a result, overall train miles were decreased. In 2008 train miles on a non-pro forma basis decreased by 3.2% when compared to 2007. The 2008 decline was similarly driven by management’s strategy of running longer heavier trains and lower volumes.

US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity decreased 2.5% in 2009 from pro forma 2008 and increased by 0.8% in 2008 on an as reported basis when compared to 2007. The decrease in 2009 was primarily due to on-going fuel-conservation programs which includes the introduction of new fuel saving technology, operation of longer trains and use of a higher proportion of fuel efficient locomotives. The increase in 2008 was largely attributed to difficult winter operating conditions. The increase was partially offset by improved execution of our IOP and successful fuel-conservation efforts.

The average number of active expense employees for 2009 decreased by 1,488, or 9.8%, compared with 2008 on a pro forma basis. This decrease in 2009 was primarily due to temporary employee layoffs and position reductions made in response to the decline in traffic volumes that have accompanied the global recession. The average number of active expense employees for 2008, as reported, increased by 168 or 1.2%, compared with 2007. This increase was primarily due to the inclusion of the DM&E starting in November 2008, which added 159 to the average number of active expense employees. This increase was partially offset by employee layoffs, primarily train crews, in response to lower traffic volumes.

Car miles per car day decreased by 0.7% in 2009 to 142.6 and increased 0.9% in 2008 to 143.6. The decrease in 2009 was mainly due to lower volumes. The increase in 2008 was primarily due to improved car ordering and tactical fleet management and the IOP improvements.

Average train speed improved by 6.3% in 2009 and 3.4% in 2008. The improvement in 2009 occurred due to the reduced need for trains to pull onto sidings in order to allow another train to pass from a combination of lower volumes and execution of our long train strategy for fewer train starts. The improvement in 2008 was largely driven by continuous focus on the execution of our IOP and by the reduction in the number of trains operating on the network as a result of running longer trains and reduced volumes.

Average terminal dwell, the average time a freight car resides in a terminal, improved 1.8% in 2009 and increased 0.5% in 2008. The improvement in 2009 reflected lower volumes and the aggressive storage of surplus cars which reduced the number of active cars online and therefore, the average time freight cars spent in a terminal. The increase in 2008 was primarily due to significant flood events in the US Midwest and subsequent recovery in the third quarter of 2008 and difficult winter conditions in the first quarter of 2008.

8.2 SAFETY INDICATORS

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP, excluding DM&E was 1.85 in 2009, an increase from 1.51 in 2008 and an improvement from 2.09 in 2007. The FRA train accident rate for CP, excluding DM&E in 2009 was 1.49 accidents per million train-miles, as compared with 1.93 in 2008 and 2.05 in 2007. CP strives to continually improve its safety performance through ten key strategies and activities such as training and technology. 2009 represents CP’s second lowest personal injury rate and our record lowest train accident rate.

The FRA personal injury rate per 200,000 employee-hours for the DM&E was 2.17 in 2009 compared with 3.50 in 2008. The FRA train accident rate for the DM&E was 6.78 in 2009 and 11.39 in 2008. Significant improvement has been realized driven by the implementation of our safety integration plan.

16	2009 ANNUAL REPORT

9.0 Operating Expenses

OPERATING EXPENSES

	2009		2008(2)				2007(2)(5)
		Variance
		2009 to				Variance
		2008 pro				2008 to
		forma(1)(4)				2007
		%	2008		Pro	%
For the year ended December 31 (in millions)	Expense	Fav/(unfav)	Expense	DM&E(3)	forma(1)(4)	Fav/(unfav)	Expense
Compensation and benefits	$1,275.2	6.9	$1,306.1	$63.1	$1,369.2	(2.4)	$1,275.0
Fuel	580.2	45.1	1,005.8	51.5	1,057.3	(34.7)	746.8
Materials	215.1	19.5	252.3	14.9	267.2	–	252.2
Equipment rents	184.8	5.3	182.2	12.9	195.1	12.2	207.5
Depreciation and amortization	488.9	(2.2)	442.5	35.8	478.3	(3.5)	427.5
Purchased services and other	658.9	10.0	701.0	31.2	732.2	(9.9)	637.8

Total	$3,403.1	17.0	$3,889.9	$209.4	$4,099.3	(9.7)	$3,546.8

(1) These earnings measures have no standardized meanings as prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2) Restated for the adoption of CICA accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(3) Includes DM&E operating expenses for the period January 1, 2008 to October 29, 2008.

(4) Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for full year 2008.

(5) The 2007 figures include equity income for DM&E (discussed further in Section 18.0 Acquisition) from October 30, 2007 to December 31, 2007.

Operating expenses were $3,403.1 million in 2009, a decrease of $696.2 million, or 17.0%, from $4,099.3 million on a pro forma basis.

Operating expenses for 2009 compared to 2008 on a pro forma basis was lower primarily due to:

☐	decreased volumes;

☐	cost management initiatives to align and size resources accordingly;

☐	lower fuel prices;

☐	lower costs from train accidents; and

☐	fewer locomotive overhauls.

The decrease in operating expenses was partially offset by the unfavourable impact of the change in FX.

Operating expenses were $3,889.9 million in 2008, up $343.1 million, or 9.7% from 2007. These expenses were $3,546.8 million in 2007.

Operating expenses for 2008 compared to 2007 increased primarily due to:

☐	higher fuel prices driven by higher WTI prices;

☐	higher weather related expenses as well as casualty related expenses despite improved safety performance;

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008; and

☐	increased wage rates.

The increase in operating expenses was partially offset by:

☐	lower variable expenses due to reduced volumes;

☐	the favourable impact of the change in FX; and

☐	lower incentive compensation.

9.1 2009 TO 2008 COMPARATIVES

Expense variances below (Sections 9.1.1 to 9.1.6) are compared to pro forma 2008 figures.

9.1.1 Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,275.2 million in 2009, a decrease of $94.0 million, or 6.9%, from $1,369.2 million on a pro forma basis.

The decrease in 2009 was primarily due to:

☐	reductions in labour expenses achieved through temporary layoffs and employment reductions in response to reduced volumes;

☐	lower training and recertification costs associated with fewer active employees;

☐	lower pension and other post-employment benefits (“OPEB”) expense caused by a higher discount rate and a settlement of a post-retirement benefit liability with a US national multi-employer benefit plan; and

2009 ANNUAL REPORT	17

☐	savings from reduced overtime hours worked as a result of cost management initiatives.

The decrease was partially offset by increased employee incentive compensation associated with a more normal bonus accrual in 2009 and increased gainshare payments to union employees, increased labour expenses due to wage rate increases and the unfavourable impact of changes in FX for 2009.

9.1.2 Fuel

Fuel expense consists of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $580.2 million in 2009, a decrease of $477.1 million, or 45.1%, from $1,057.3 million on a pro forma basis.

The decrease in 2009 was primarily due to lower fuel prices and decreased consumption as a result of lower traffic volumes and improved efficiencies from ongoing fuel-conservation programs, operation of longer trains and the use of a higher proportion of fuel efficient locomotives. The decrease was partially offset by the unfavourable impact of the change in FX.

9.1.3 Materials

Materials expense includes the cost of material used for track, locomotive, freight car, and building maintenance. Materials expense was $215.1 million in 2009, a decrease of $52.1 million, or 19.5% from $267.2 million on a pro forma basis.

The decrease in 2009 was mainly due to lower locomotive overhaul costs, lower freight car and locomotive maintenance as reduced volumes resulted in a higher number of stored freight cars and locomotives; and reduced vehicle and other fuel costs. This decrease was partially offset by the unfavourable impact of the change in FX.

9.1.4 Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. Equipment rents expense was $184.8 million in 2009, a decrease of $10.3 million or 5.3% from $195.1 million on a pro forma basis.

The 2009 decrease was due to lower volumes which resulted in a reduction in active cars online. This was achieved through the turn back of leased equipment which reduced freight car leasing costs, combined with a reduction in car hire payments as a result of fewer foreign cars on line. The decrease was partially offset by the unfavourable impact of the change in FX and lower car hire receipts due to lower numbers of CP cars operating on other railways.

9.1.5 Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $488.9 million in 2009, an increase of $10.6 million, or 2.2%, from $478.3 million in 2008 on a pro forma basis.

The increase in 2009 was primarily due to unfavourable FX and higher depreciable assets partially offset by favourable depreciation rate changes, mainly in information systems and locomotives, and retirements of properties.

9.1.6 Purchased Services and Other

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, and insurance. Purchased services and other expense was $658.9 million in 2009, a decrease of $73.3 million or 10.0% from $732.2 million on a pro forma basis.

The decrease in 2009 was due to:

☐	lower costs from train accidents and personal injuries;

☐	reduced locomotive maintenance and intermodal handling reflecting lower volumes;

☐	lower bad debt expense;

☐	reduced business travel expenses, realized through cost management initiatives; and

☐	lower utility costs.

The decrease was partially offset by the unfavourable impacts of the change in FX.

9.2 2008 TO 2007 COMPARATIVES

Expense variances below (Sections 9.2.1 to 9.2.6) compare 2008 figures which have been restated for the adoption of CICA accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls discussed further in Section 13.1 2009 Accounting Changes to restated 2007 figures.

9.2.1 Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,306.1 million in 2008, an increase of $31.1 million, or 2.4%.

The increase in 2008 was primarily due to:

☐	increased wage rates;

☐	the inclusion of DM&E expenses from October 30, 2008 to December 31, 2008;

☐	lower settlement gains in 2008 on the release of certain post-retirement benefit liabilities due to the assumption of these obligations by a US national multi-employer benefit plan; and

☐	the impact of reduced costs from restructuring initiatives in the fourth quarter of 2007.

This increase was partially offset by:

☐	lower employee incentive compensation partially offset by losses on our total return swap (“TRS”) (discussed further in Section 16.7.1 Total Return Swap);

☐	lower pension expenses; and

☐	the favourable impact of the change in FX.

18	2009 ANNUAL REPORT

9.2.2 Fuel

Fuel expense consists of the cost of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $1,005.8 million in 2008, an increase of $259.0 million or 34.7%.

The increase in 2008 was primarily due to higher WTI prices. This increase was partially offset by decreased volumes in 2008. This increase was partially mitigated by the favourable impact of the change in FX. Fuel price increases were also mitigated by our fuel recovery program (the benefits of which are reflected in freight revenues).

9.2.3 Materials

Materials expense includes the cost of materials used for track, locomotive, freight car, and building maintenance. Materials expense was $252.3 million in 2008 virtually unchanged when compared to 2007.

The 2008 increase was mainly due to higher input costs including highway vehicle fuel and the consolidation of DM&E from October 30, 2008 to December 31, 2008.

This increase was offset by:

☐	lower car repair and train servicing costs;

☐	the favourable impact of the change in FX; and

☐	recoveries from third parties.

9.2.4 Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment and locomotives from other companies, including railways. Equipment rents expense was $182.2 million in 2008, a decrease of $25.3 million or 12.2%.

The 2008 decrease was due to lower volumes, reducing the need to lease freight cars and locomotives, higher recoveries for CP freight cars and locomotives while in use by other railways as well as the favourable impact of the change in FX. This improvement was partially offset by higher costs from network and supply chain disruptions and traffic imbalances.

9.2.5 Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $442.5 million in 2008, an increase of $15.0 million, or 3.5%, over 2007.

The increase in 2008 was primarily due to:

☐	additions to capital assets, especially to track;

☐	accelerated depreciation of software; and

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008 which includes amortization of fair values determined under purchase accounting.

The increase was partially offset by asset retirements.

9.2.6 Purchased Services and Other

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injury and damage, environmental remediation, property and other taxes, contractor and consulting fees, and insurance. Purchased services and other expense was $701.0 million in 2008, an increase of $63.2 million or 9.9%.

The increase in 2008 was mainly due to:

☐	casualty related expenses due to the higher cost of derailments despite an improved safety performance;

☐	increased bad debt expense;

☐	the consolidation of DM&E from October 30, 2008 to December 31, 2008;

☐	increased consulting costs;

☐	higher energy costs; and

☐	higher locomotive overhaul costs.

The increase was partially offset by the favourable impact of the change in FX, and CP strike-related expenses in the second quarter of 2007.

10.0 Other Income Statement Items

10.1 LOSS ON TERMINATION OF LEASE WITH SHORTLINE RAILWAY

During the fourth quarter of 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $20.6 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction recognized in the fourth quarter was $54.5 million ($37.6 million after tax).

10.2 GAIN ON SALES OF PARTNERSHIP INTEREST AND SIGNIFICANT PROPERTIES

During the second quarter of 2009, the Company completed the sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

2009 ANNUAL REPORT	19

During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10 year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company also sold land in Western Canada for transit purposes for proceeds of $43.0 million.

10.3 OTHER INCOME AND CHARGES

Other income and charges consists of amortization of the discounted portion of certain long-term accruals, gains and losses due to the impact of the change in FX on LTD and working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments and other non-operating expenditures. Other income and charges was an expense of $18.9 million in 2009, a decrease of $69.5 million or 78.6%, compared to $88.4 million in 2008. Other income and charges in 2008 was an expense of $88.4 million compared to income of $118.7 million in 2007.

The decrease in 2009 was the result of realized and unrealized gains associated with long-term floating rate notes (discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper) and the gain on FX on LTD (discussed further in Section 6.1 Foreign Exchange Gains and Losses on Long-term Debt). The decrease was partially offset by the net loss recognized upon the repurchase of debt, discussed below.

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.2 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized during the quarter in “Other income and charges” (discussed further in Section 20.1.1 Tender Offer of Debt Securities).

The increase in 2008 was primarily a result of the loss in FX on LTD as compared to a gain in 2007 and the change in fair value of Asset-backed Commercial Paper.

10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper

At December 31, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $129.1 million, with a carrying value of $69.3 million. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million, with a carrying value of $72.7 million.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

During 2009, the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (“IA”) Tracking notes. These redemptions were close to the original investment value of the redeemed notes. As well, the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 IA Tracking notes representing 100% of the original investment value of the redeemed notes. Additionally, $1.2 million of MAV 2 Class 14 notes were fully redeemed with no proceeds being received by CP. As a result of the restructuring and the subsequent redemptions of notes, at December 31, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:

☐	$116.8 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:

☐	Class A-1: $59.1 million

☐	Class A-2: $45.9 million

☐	Class B: $8.3 million

☐	Class C: $3.5 million

☐	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately three and a half to 19 years:

☐	Class 3: $0.5 million

☐	Class 6: $5.5 million

☐	Class 7: $3.4 million

☐	Class 8: $0.1 million

☐	Class 13: $2.6 million

☐	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.

The MAV 2 Class A-1 notes have received an A rating by DBRS. However, on August 11, 2009, the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $6.3 million (2008 – loss of $49.4 million, 2007 – loss of $21.5 million). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at December 31:

20	2009 ANNUAL REPORT

	2009	2008
Probability weighted average coupon interest rate	Nil%	2.2%
Weighted average discount rate	7.9%	9.1%
Expected repayments of long-term floating rate notes	Three and a half to 19 years	Five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	MAV 2 eligible asset notes: nil to 100%	Notes expected to be rated(1) : nil to 25%
	MAV 2 IA Tracking notes: 25%	Notes not expected to be rated(2) : 25 to 100%
	MAV 3 Class 9 TA Tracking notes: nil%

(1) TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2) Class B and Class C subordinated notes and IA Tracking notes.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $69.3 million at December 31, 2009 (2008 – ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows:

(in millions of Canadian dollars)	Original cost	Estimated fair value
As at January 1, 2008	$143.6	$122.1
Change in market assumptions	–	(49.4)

As at December 31, 2008	143.6	72.7
Change due to restructuring, January 21, 2009	(0.8)	–
Redemption of notes	(13.7)	(8.0)
Accretion	–	2.9
Change in market assumptions	–	1.7

As at December 31, 2009	$129.1	$69.3

Accretion and gains and losses resulting from the redemption of notes and changes in market assumptions are reported in “Other income and charges”.

Sensitivity analysis is presented below for key assumptions at December 31, 2009:

Change in fair value of long-term
(in millions of Canadian dollars)	floating rate notes
Coupon interest rate
50 basis point increase	$2.3
50 basis point decrease	Nil(1)
Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1) Notes are currently not expected to receive any coupon interest.

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

10.4 EQUITY INCOME IN DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION

Following Surface Transportation Board (“STB”) approval on October 30, 2008, earnings of the DM&E are fully consolidated with CP. As a result DM&E income in 2009 is consolidated on a line by line basis and the equity income in DM&E is reported as $nil in 2009, compared to $50.9 million and $11.2 million in 2008 and 2007, respectively.

10.5 NET INTEREST EXPENSE

Net interest expense includes interest on long-term debt and capital leases, net of interest income. Net interest expense was $273.1 million in 2009, an increase of $10.1 million, or 3.8% on a pro forma

2009 ANNUAL REPORT	21

basis. The expense was $261.1 million in 2008 on a reported basis, an increase of $56.8 million, or 27.8% from 2007.

The increase in 2009 was primarily due to:

☐	the unfavourable impact from the change in FX on US dollar-denominated interest expense;

☐	interest on new debt issuances (discussed further in Section 14.3 Financing Activities); and

☐	lower interest income due to lower rates on deposits.

The increase was partly offset by the repurchase of debt as part of the tender offer of debt securities (discussed further in Section 20.1.1 Tender Offer of Debt Securities), lower draws on the credit facility, reduced rates on variable debt, repayment of the remaining DM&E bridge financing in December 2008 (discussed further in Section 14.3 Financing Activities) and increased capitalization of interest expense for long-term capital projects in 2009.

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

10.6 INCOME TAXES

Income tax expense was $101.5 million in 2009, a decrease of $34.4 million, or 25.3% from 2008 on a reported basis. Income tax expense was $135.9 million in 2008, a decrease of $18.4 million, or 11.9% from 2007. The decreases in 2009 and 2008 were due to lower earnings, and future tax benefits related to provincial rate reductions in 2009 and 2007 and the resolution of a prior year income tax matter in 2009.

The effective income tax rate for 2009 was 14.2%, compared with 18.3% and 14.2% for 2008 and 2007, respectively. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income (for 2007 only), and other specified items) for 2009, 2008 on a pro forma basis and 2007 were 24.7%, 25.0% and 25.8%, respectively. The changes in the normalized tax rates were primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.

We expect a normalized 2010 income tax rate of between 25% and 27%. The 2010 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 21.0 Business Risks and Enterprise Risk Management and Section 22.4 Future Income Taxes). We expect to have an increase in our cash tax payments in future years.

As part of a consolidated financing strategy, CP structures its US dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in US subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different tax jurisdictions can vary significantly.

11.0 Quarterly Financial Data

QUARTERLY FINANCIAL DATA AS REPORTED

	2009				2008(1)(2)
For the quarter ended
(in millions, except per share data)	Dec. 31	Sept. 30(1)	Jun. 30(1)	Mar. 31(1)	Dec. 31	Sept. 30	Jun. 30	Mar. 31
Total revenue	$1,121.9	$1,088.2	$1,022.4	$1,070.7	$1,299.7	$1,264.7	$1,220.3	$1,146.9
Operating income(3)	269.0	268.5	225.7	136.9	287.2	298.1	249.0	207.4
Net income	194.1	201.0	157.2	60.1	188.1	169.3	152.8	97.0
Income, before FX on LTD and other specified items(3)	158.9	149.8	99.9	51.7	165.8	183.0	148.3	122.6

Basic earnings per share	$1.15	$1.20	$0.94	$0.37	$1.22	$1.10	$0.99	$0.63
Diluted earnings per share	1.15	1.19	0.93	0.37	1.21	1.09	0.99	0.63
Diluted earnings per share, before FX on LTD and other specified items(3)	0.94	0.89	0.59	0.32	1.07	1.18	0.96	0.79

(1) Restated for the adoption of CICA accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2) DM&E figures are included on a consolidated basis beginning October 30, 2008.

(3) These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings.

22	2009 ANNUAL REPORT

11.1 QUARTERLY TRENDS

Quarterly fluctuations in trends caused by the 2009 global recession have and will continue to cause our results and volumes to be inconsistent with the sensitivity and trends provided below. Management believes that the changes in economic conditions in 2009 will continue to affect quarterly results in 2010; the timing of a return to the sensitivity and trends discussed will depend on the recovery of the economy and our customers.

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income (see Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lower in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12.0 Fourth-Quarter Summary

					Q4 2009
	2009	2008(1)			to pro forma
			DM&E		2008(3)(4) %
			prior to	Pro forma	favourable/
(in millions)		Q4 2008	consolidation(2)	Q4(3)(4)	(unfavourable)
Revenues
Grain	$291.9	$307.1	$12.8	$319.9	(8.8)
Coal	112.1	139.5	1.8	141.3	(20.7)
Sulphur and fertilizers	83.7	117.5	1.5	119.0	(29.7)
Forest products	42.0	57.2	0.8	58.0	(27.6)
Industrial and consumer products	201.3	216.0	17.0	233.0	(13.6)
Automotive	67.7	81.6	0.2	81.8	(17.2)
Intermodal	292.3	338.9	–	338.9	(13.8)

Total freight revenues	1,091.0	1,257.8	34.1	1,291.9	(15.6)
Other revenues	30.9	41.9	0.3	42.2	(26.8)

Total revenues	1,121.9	1,299.7	34.4	1,334.1	(15.9)

Operating expenses
Compensation and benefits	311.8	350.2	6.8	357.0	12.7
Fuel	157.5	239.5	4.6	244.1	35.5
Materials	41.1	63.8	1.4	65.2	37.0
Equipment rents	45.0	45.8	1.3	47.1	4.5
Depreciation and amortization	121.3	113.7	4.2	117.9	(2.9)
Purchased services and other	176.2	199.5	(1.0)	198.5	11.2

Total expenses	852.9	1,012.5	17.3	1,029.8	17.2

Operating income(3)	$269.0	$287.2	$17.1	$304.3	(11.6)

(1) Restated for the adoption of CICA accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2) These revenues, expenses and operating income include DM&E results for October 1, 2008 to October 30, 2008.

(3) These earnings measures have no standardized meanings as prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(4) Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for the fourth quarter of 2008.

12.1 OPERATING RESULTS

Operating income (discussed further in Section 6.0 Non-GAAP Earnings) for the three-month period ended December 31, 2009, was $269.0 million, a decrease of $35.3 million, or 11.6%, from $304.3 million, on a pro forma basis, from the same period in 2008.

2009 ANNUAL REPORT	23

The decrease in operating income was primarily due to:

☐	the global recession which resulted in lower traffic volumes;

☐	the impact of negative rate decisions in coal and regulated grain;

☐	the impact of the reduction in average length of haul in coal;

☐	an unfavourable variance in fuel recovery as compared to the fourth-quarter 2008; and

☐	the unfavourable impact of the change in FX.

The decrease was partially offset by the favourable impact of a number of cost initiatives and lower casualty-related and pension expenses.

We reported net income of $194.1 million in the fourth quarter of 2009, an increase of $6.0 million, or 3.2%, from $188.1 million in 2008.

The increase in net income was mainly due to income tax recoveries. This increase was partially offset by lower operating income mostly due to lower volumes as a result of the global recession as well as a loss on termination of a lease (discussed further in Section 10.1 Loss on Termination of Lease with Shortline Railway).

Diluted EPS was $1.15 in the fourth quarter of 2009, a decrease of $0.06 from $1.21 in 2008. This was primarily due to the issuance of 13.9 million common shares in the first quarter of 2009. This was partially offset by higher net income.

In the fourth quarter of 2009, GTMs were approximately 55,198 million, a decrease of 6.1%, from 58,774 million in 2008 on a pro forma basis. RTMs were approximately 28,874 million, a decrease of 5.4%, from 30,509 million in 2008 on a pro forma basis. The decrease in GTMs and RTMs was primarily due to:

☐	the global recession;

☐	reduced shipments of potash, sulphur and fertilizers caused partially by reduced demand; and

☐	decreased demand for lumber and panel products caused by a continued slowdown in the US housing market.

12.2 NON-GAAP EARNINGS

A discussion of non-GAAP earnings and a reconciliation of income, before FX on LTD and other specified items, to net income as presented in the consolidated financial statements for the fourth quarters of 2009 and 2008, are included in Section 6.0 Non-GAAP Earnings.

Income, before FX on LTD and other specified items, was $158.9 million in the fourth quarter of 2009, a decrease of $6.9 million from $165.8 million (discussed further in Section 6.0 Non-GAAP Earnings). The decrease was mainly driven by lower operating income. This was partially offset by lower interest expense (discussed further in Section 12.5 Other Income Statement Items) and income tax expense before FX on LTD.

12.3 REVENUES

Total revenues were $1,121.9 million in fourth-quarter 2009, a decrease of $177.8 million from $1,299.7 million as reported in 2008. On a pro forma basis total revenues decreased $212.2 million from $1,334.1 million.

This decrease was primarily driven by:

☐	lower overall volumes in all lines of business other than coal and automotive;

☐	the unfavourable impact of the change in FX;

☐	a decline in freight revenues due to fuel price changes; and

☐	the impact of negative rate decisions in coal and regulated grain.

This decrease was partially offset by a net increase in freight rates and positive traffic mix.

Variances below (Sections 12.3.1 to 12.5) are compared to pro forma 2008 figures.

12.3.1 Grain

Grain revenues in the fourth quarter of 2009 were $291.9 million, a decrease of $28.0 million from $319.9 million on a pro forma basis. This decrease was primarily driven by:

☐	the unfavourable impact of the change in FX;

☐	lower fuel surcharge revenues due to the change in fuel price; and

☐	negative rate decision in regulated grain.

This decrease was partially offset by increased commercial and US Grain rates and an increase in length of haul.

12.3.2 Coal

Coal revenues were $112.1 million in fourth-quarter 2009, a decrease of $29.2 million from $141.3 million on a pro forma basis. The decrease in revenues was primarily due to decreased rates as a result of regulatory rate proceedings and reduced average length of haul on export coal which reduced coal revenues by approximately $25 million and the unfavourable impact of the change in FX.

This decrease was partially offset by increased export coal shipments as a result of improved market demand for metallurgical coal and new short haul US coal traffic.

12.3.3 Sulphur and Fertilizers

Sulphur and fertilizers revenues were $83.7 million in the fourth quarter of 2009, a decrease of $35.3 million from $119.0 million on a pro forma basis. The decrease was primarily due to:

☐	lower export potash shipments as a result of ongoing price negotiations between producers and major buyers;

☐	lower domestic potash shipments as farmers deferred purchases;

☐	lower fuel surcharge revenues due to the change in fuel price; and

☐	the unfavourable impact of the change in FX.

This decrease was partially offset by a net increase in freight rates.

12.3.4 Forest Products

Forest products revenues were $42.0 million in the fourth quarter of 2009, a decrease of $16.0 million from $58.0 million on a pro forma basis. The decrease was primarily due to continued soft demand for lumber, panel and pulp products; lower fuel surcharge

24	2009 ANNUAL REPORT

revenues due to the change in fuel price and the unfavourable impact of the change in FX. This decrease was partially offset by a net increase in freight rates.

12.3.5 Industrial and Consumer Products

Industrial and consumer products revenues were $201.3 million in the fourth quarter of 2009, a decrease of $31.7 million from $233.0 million on a pro forma basis. The decrease was primarily due to lower volumes due to economic conditions particularly for steel and aggregates, the unfavourable impact of the change in FX and lower fuel surcharge revenues due to the change in fuel price. This decrease was partially offset by growth in ethanol and liquefied petroleum gas (“LPG”) shipments and a net increase in freight rates.

12.3.6 Automotive

Automotive revenues were $67.7 million in fourth-quarter 2009, a decrease of $14.1 million from $81.8 million on a pro forma basis. This decrease was primarily due to the unfavourable impact of the change in FX and lower fuel surcharge revenues resulting from the change in fuel price. This decrease was partially offset by a net increase in freight rates and increased volumes due to increased North American vehicle sales.

12.3.7 Intermodal

Intermodal revenues declined in the fourth quarter of 2009 to $292.3 million, a decrease of $46.6 million from $338.9 million on a pro forma basis. The decrease was primarily due to reduced volumes due to economic conditions, lower fuel surcharge revenues resulting from the change in fuel price and by the unfavourable impact of the change in FX.

12.3.8 Other Revenues

Other revenues were $30.9 million in the fourth quarter of 2009, a decrease of $11.3 million from $42.2 million on a pro forma basis. The decrease was primarily due to lower revenues received from routine land sales, switching, leasing and the unfavourable impact of the change in FX.

12.4 OPERATING EXPENSES

Operating expenses in the fourth quarter of 2009 were $852.9 million, a decrease of $159.6 million from $1,012.5 million. On a pro forma basis, operating expenses declined $176.9 million from $1,029.8 million.

This decrease was primarily due to reductions in fuel from lower price and consumption, the favourable change in FX and reduced labour expenses in response to lower volumes.

12.4.1 Compensation and Benefits

Compensation and benefits expense in fourth-quarter 2009 was $311.8 million, a decrease of $45.2 million from $357.0 million on a pro forma basis. The decrease was primarily driven by:

☐	reductions in the number of employees in response to reduced volumes;

☐	savings from reduced overtime and increased use of accrued vacation as a result of cost management initiatives;

☐	lower pension expense caused by a higher discount rate; and

☐	the favourable impact of foreign exchange.

The decrease was partially offset by increased unionized wage rates.

12.4.2 Fuel

Fuel expense was $157.5 million in fourth-quarter 2009, a decrease of $86.6 million from $244.1 million in 2008 on a pro forma basis. The decrease was primarily due to lower fuel prices and decreased consumption as a result of lower traffic volumes and improved efficiencies from ongoing fuel-conservation programs, operation of longer trains and the use of a higher proportion of fuel efficient locomotives.

12.4.3 Materials

Materials expense was $41.1 million in the fourth quarter of 2009, a decrease of $24.1 million from $65.2 million on a pro forma basis. The decrease was primarily due to:

☐	fewer locomotive overhauls;

☐	reduced freight car and locomotive repairs and train servicing due to lower volumes;

☐	the favourable impact of the change in FX;

☐	recoveries from third parties; and

☐	lower vehicle and other fuel costs.

12.4.4 Equipment Rents

Equipment rents expense was $45.0 million in the fourth quarter of 2009, a decrease of $2.1 million from $47.1 million on a pro forma basis. The fourth quarter decrease was due to the favourable impact of the change in FX and lower volumes. Reduced freight car leasing costs, achieved through the turn back of leased equipment and fleet reductions, lowered the number of active cars on line. As well, fewer foreign cars on line resulted in a reduction of car hire payments. The favourable variance was partially offset by lower car hire receipts as fewer CP-owned cars were operating on other railways and lower demurrage and storage receipts due to reduced activity.

12.4.5 Depreciation and Amortization

Depreciation and amortization expense was $121.3 million in fourth-quarter 2009, an increase of $3.4 million from $117.9 million on a pro forma basis, largely due to increased depreciation rates on software and the impact of increased capital expenditures partially offset by the favourable impact of the change in FX.

12.4.6 Purchased Services and Other

Purchased services and other expense was $176.2 million in fourth-quarter 2009, a decrease of $22.3 million from $198.5 million on a pro forma basis. The decrease was mainly due to:

☐	lower costs from train accidents and personal injuries;

☐	reduced bad debt expense; and

☐	the favourable impact of the change in FX.

2009 ANNUAL REPORT	25

The decrease was partially offset by higher consulting costs.

12.5 OTHER INCOME STATEMENT ITEMS

In the fourth quarter of 2009 there was a gain due to FX on LTD of $3.1 million, as the Canadian dollar strengthened to $1.0510 from $1.0707 at September 30, 2009. In the fourth-quarter 2008, there was a loss due to FX on LTD of $3.9 million as a result of a weakening of the Canadian dollar against the US dollar.

Other income and charges, excluding FX on LTD, was an expense of $2.7 million in the fourth quarter of 2009, a decrease of $5.6 million from an $8.3 million expense in fourth-quarter 2008.

As a result of the approval by the STB of our acquisition of the DM&E on October 30, 2008, DM&E income in 2009 is consolidated on a line by line basis and equity income in DM&E is $nil in the fourth-quarter, compared to $10.4 million in 2008. We reported DM&E equity income from October 30, 2007 until October 29, 2008 and subsequent to this, results were consolidated on a line by line basis.

Net interest expense was $62.8 million in fourth-quarter 2009, a decrease of $11.0 million on a reported basis from $73.8 million in the same period of 2008. The decrease was primarily due to:

☐	the repurchase of debt as part of the Tender Offer of Debt Securities (discussed further in Section 20.1.1 Tender Offer of Debt Securities);

☐	the favourable impact from the change in FX on US dollar-denominated interest expense;

☐	lower draws on the credit facility;

☐	increased capitalization of interest expense for long-term capital projects in 2009; and

☐	interest in 2008 related to the remaining bridge financing for the DM&E repaid in December 2008.

The decrease was offset in part by interest on new debt issuance of US$350 million Notes in May 2009 and $400 million Notes in November 2009 (discussed further in Section 14.3 Financing Activities).

12.6 LIQUIDITY AND CAPITAL RESOURCES

During the fourth quarter of 2009, the company generated cash and cash equivalents of $63.2 million. During the same period of 2008 the Company generated $19.7 million of cash and cash equivalents.

The increase in cash and cash equivalents during the fourth quarter of 2009 compared to 2008 was primarily due to:

☐	cash provided by the issuance of $400 million 6.45% 30-year Notes and US$64.7 million of 5.57% Senior Secured Notes in 2009 compared to the repayment of the remaining bridge financing of $248.0 million originally used to finance the acquisition of DM&E and a greater reduction in short-term borrowings in 2008;

☐	lower additions to properties in 2009; and

☐	a greater improvement in working capital balances in 2009.

This increase was largely offset by:

☐	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

☐	the cost of terminating a lease with a shortline railway (discussed further in Section 10.1 Loss on Termination of Lease with Shortline Railway); and

☐	lower proceeds from the sale and refinancing of equipment in 2009.

13.0 Changes in Accounting Policy

13.1 2009 ACCOUNTING CHANGES

13.1.1 Goodwill and Intangible Assets

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064, which replaces Section 3062, establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Prepaid pension costs and other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $6.9 million at January 1, 2007, $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the year ended December 31, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $5.0 million (2007 - $0.8 million) and a decrease to “Income tax expense” of $2.0 million (2007 – $0.3 million). This change also resulted in a $0.02 decrease to previously reported basic and diluted earnings per share for the year ended December 31, 2008 (2007 – $nil).

13.1.2 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

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

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

26	2009 ANNUAL REPORT

13.1.3 Pension Prior Service Costs

During 2009, CP changed its accounting policy for the treatment of prior service pension costs for unionized employees. In previous periods, CP had amortized these costs over the expected average remaining service period for employees. CP now amortizes these costs over the remaining contract term. The change in policy was made to provide more relevant information by amortizing the costs based on the contract term as CP generally renegotiates union contracts on a routine and consistent basis that is substantially shorter than the expected average remaining service period. The change has been accounted for on a retrospective basis. As a result of the change, the following increases (decreases) to financial statement line items occurred:

	Year ended December 31			As at December 31		As at January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007

Compensation and benefits	$0.9	$0.1	$(10.1)
Income tax expense	1.2	0.3	7.3

Net income	$(2.1)	$(0.4)	$2.8

Basic earnings per share	$(0.01)	$–	$0.02

Diluted earnings per share	$(0.01)	$–	$0.02

Prepaid pension costs and other assets				$(105.1)	$(104.2)	$(114.2)
Future income tax liability				(27.0)	(28.2)	(35.8)
Retained income				(78.1)	(76.0)	(78.4)

13.1.4 Locomotive Overhauls

During 2009, CP changed its accounting policy for the treatment of locomotive overhaul costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the overhaul. These costs are now expensed to better represent the nature of overhaul expenditures on locomotives. This policy aligns the treatment of locomotive costs with CP’s current operational practices, which have changed over recent years and gradually shifted to be more in the nature of a repair. The change has been accounted for on a retrospective basis. This policy change resulted in minor changes to the accounting process and underlying accounting systems. As a result of the change, the following increases (decreases) to financial statement line items occurred:

	Year ended December 31			As at December 31		As at January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007

Depreciation and amortization	$(43.5)	$(48.8)	$(44.5)
Compensation and benefits	0.1	0.5	0.9
Materials	13.8	35.0	36.7
Purchased services and other	29.3	23.8	19.6

Total increases	43.2	59.3	57.2

Total operating expenses	(0.3)	10.5	12.7
Equity income in DM&E	–	(0.4)	(1.1)
Income tax expense	1.3	(2.6)	2.5

Net income	$(1.0)	$(8.3)	$(16.3)

Basic earnings per share	$(0.01)	$(0.05)	$(0.11)

Diluted earnings per share	$(0.01)	$(0.05)	$(0.11)

Other comprehensive income	2.1	(2.4)	1.4

Comprehensive income	$1.1	$(10.7)	$(14.9)

Cash provided by operating activities	$(43.2)	$(59.3)	$(57.2)

Cash used in investing activities	$43.2	$59.3	$57.2

Net properties				$(187.9)	$(191.8)	$(164.4)
Future income tax liability				(51.5)	(54.3)	(52.6)
Accumulated other comprehensive income				1.5	(0.6)	0.4
Retained income				(137.9)	(136.9)	(112.2)

2009 ANNUAL REPORT	27

13.1.5 Financial Instruments – Disclosures

The CICA amended Section 3862 “Financial Instruments – Disclosures”, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual period ending December 31, 2009. The adoption of this standard did not impact the amounts reported in the Company’s financial statements, however, it did result in additional disclosure.

13.2 FUTURE ACCOUNTING CHANGES

13.2.1 US GAAP / International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Accounting Standards Board of the CICA confirmed that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board, effective January 1, 2011. In June 2008, the Canadian Securities Administrators proposed that Canadian public companies which are also Securities and Exchange Commission (“SEC”) registrants, such as CP, could retain the option, currently available to them, to prepare their financial statements under US GAAP instead of IFRS. CP has determined that, commencing on January 1, 2010, it will adopt US GAAP for its financial reporting, which will be consistent with current reporting of all other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.

Our adoption of US GAAP is now complete and in effect for 2010. Changes to our underlying accounting systems have been made and the necessary accounting entries to record 2010 opening US GAAP balances in our accounting records have been made. Additionally we will be preparing US GAAP 2009 annual financial statements and US GAAP MD&A to provide users of our financial information with additional clarity as to our financial results and financial position for the years ending 2009, 2008 and 2007 prepared retrospectively in accordance with US GAAP. We will also be providing further US GAAP information on our website by the end of March 2010.

Accounting staff at CP have also received externally delivered US GAAP accounting training and training on required changes to specific accounting systems.

Our first financial statements to be prepared using US GAAP will be our first quarter 2010 interim statements. These statements will include a reconciliation from US GAAP to Canadian GAAP. We are currently finalizing the necessary disclosures which will be required under US GAAP.

13.2.2 Business combinations, consolidated financial statements and non-controlling interests

In January 2009, the CICA issued three new standards.

Business combinations, Section 1582

This section replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests” requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

All three standards are effective January 1, 2011, however, the Company will not adopt these standards given the decision to report under US GAAP effective January 1, 2010.

14.0 Liquidity and Capital Resources

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19.0 Contractual Commitments and Section 20.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 21.3 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

14.1 OPERATING ACTIVITIES

Cash provided by operating activities was $551.5 million in 2009, a decrease of $468.2 million from $1,019.7 million in the same period of 2008. Cash provided by operating activities in 2008 decreased $256.4 million from $1,276.3 million in 2007.

The decrease in 2009 was primarily due to:

☐	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

☐	lower operating income (discussed further in Section 6.0 Non-GAAP Earnings);

☐	the cost of terminating a lease with a shortline railway (discussed further in Section 10.1 Loss on Termination of Lease with Shortline Railway); and

☐	the partial unwind of the Total Return Swap (“TRS”) (discussed further in Section 16.7.1 Total Return Swap).

This decrease was offset in part by:

☐	the termination of our $120.0 million accounts receivable securitization program in 2008 (discussed further in Section 17.1 Sale of Accounts Receivable);

☐	the favourable improvement in working capital balances; and

☐	cash tax recoveries in 2009 compared to payments in 2008.

28	2009 ANNUAL REPORT

The decrease in 2008 was primarily due to the impact to working capital from the termination of our accounts receivable securitization program, lower earnings, higher income tax payments and increased pension contributions.

14.2 INVESTING ACTIVITIES

Cash used in investing activities was $458.7 million in 2009, a decrease of $338.0 million from 2008. Cash used in investing activities was $796.7 million in 2008, a decrease of $1,660.4 million from $2,457.1 million in 2007.

The decrease in 2009 was largely due to proceeds on the sales of a partnership interest and significant properties (discussed further in Section 10.2 Gain on Sales of Partnership Interest and Significant Properties) and lower additions to properties in 2009.

Cash used in investing activities was lower in 2008, primarily due to the acquisition of DM&E in 2007 as well as the reclassification of ABCP from Cash and cash equivalents to Investments in 2007.

Additions to properties (“capital programs”) in 2010 are expected to be in the range of $680 million to $730 million (Canadian GAAP basis). Planned capital programs include approximately $585 million for the renewal of rail, ballast, crossties, automated signal systems, buildings and equipment and $115 million for information technology, positive train control, efficiency and other opportunity capital projects. The capital programs plan for 2010 reflects CP’s change in accounting policy to expense locomotive overhauls previously capitalized.

CAPITAL PROGRAMS
(in millions, except for miles and crossties)	2009	2008(1)	2007(1)
Additions to properties(2)
Track and roadway	$534.9	$680.4	$543.7
Buildings	(10.9)	14.9	19.9
Rolling stock	105.3	107.8	161.1
Information systems	44.5	64.5	51.3
Other	60.3	73.0	84.6

Total – accrued	734.1	940.6	860.6
Less:
Assets acquired through capital leases	0.8	79.5	12.1
Other non-cash transactions	10.9	28.2	12.5

Cash invested in additions to properties (as per Consolidated Statement of Cash Flows)	$722.4	$832.9	$836.0

Track installation capital programs(3)
Track miles of rail laid (miles)	395	408	349
Track miles of rail capacity expansion (miles)	1	31	18
Crossties installed (thousands)	870	1,065	1,037

(1) Restated for the adoption accounting policy changes related to locomotive overhauls, discussed further in Section 13.1 2009 Accounting Changes.

(2) The figures include the results of the DM&E on a fully consolidated basis for the periods after October 30, 2008.

(3) The 2008 and 2007 figures exclude DM&E data.

We intend to finance capital expenditures with available cash from operations but may partially finance these expenditures with new debt, capital leases and temporary draws on our credit facility and equity. Our decisions on funding equipment acquisitions will be influenced by such factors as the need to keep our capital structure within debt covenants and maintain financial ratios that enable CP to manage its long-term financing structure to maintain its investment grade rating, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.

14.3 FINANCING ACTIVITIES

Cash provided by financing activities was $488.7 million in 2009 as compared to cash used in financing activities of $511.5 million in 2008 and cash provided by financing activities in 2007 of $1,453.5 million.

Cash provided by financing activities in 2009 was mainly due to the issuance of:

☐	common shares for net cash proceeds of approximately $489 million (discussed further in Section 20.1.2 Issuance of Common Shares);

☐	US$350 million of 7.25% 10-year Notes for net proceeds of $408.2 million;

☐	$400 million 6.45% 30-year Notes for net proceeds of $397.8 million; and

☐	US$64.7 million of 5.57% Senior Secured Notes for net proceeds of $66.7 million.

2009 ANNUAL REPORT	29

These proceeds were partially offset by the tendering of debt for a total cost of $571.9 million (discussed further in Section 20.1.1 Tender Offer of Debt Securities), the repayment of short-term borrowings and the payments of dividends.

Cash used in financing activities in 2008 was mainly due to the repayment of the bridge financing originally used to finance the acquisition of DM&E, dividends paid and the reduction in short-term borrowings. These uses were largely offset by the following debt issuances to permanently finance the acquisition of DM&E and replace the bridge financing:

☐	US$400 million of 5.75% five-year Notes;

☐	US$300 million of 6.50% 10-year Notes; and

☐	$375 million of 6.25% 10-year Medium Term Notes.

Cash provided by financing activities in 2007 was mainly due to:

☐	the US$1.27 billion bridge financing to fund the acquisition of DM&E;

☐	the issuance of US$450 million of 5.95% 30-year notes, for net proceeds of $485.1 million; and

☐	short-term borrowings of $229.7 million.

These sources of financing were partially offset by the repayment of two debt instruments, a $143.0 million secured equipment loan and a $19.0 million obligation under a capital lease, as well as by dividends paid and the purchase of shares through the Company’s share repurchase program.

The Company has available, as sources of financing, unused credit facilities of up to $745 million.

14.3.1 Debt to Total Capitalization

During 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to debt to total capitalization to better align with a more common convention.

At December 31, 2009, our debt to total capitalization decreased to 40.1%, compared with 45.8% at December 31, 2008 and 45.6% at December 31, 2007.

The decrease in 2009 was primarily due to:

☐	the proceeds raised from CP’s equity issue (discussed further in Section 20.1.2 Issuance of Common Shares);

☐	the tendering of debt (discussed further in Section 20.1.1 Tender Offer of Debt Securities);

☐	an increase in equity driven by earnings;

☐	the impact of the stronger Canadian dollar on US dollar-denominated debt at December 31, 2009, compared with December 31, 2008; and

☐	the repayment of short-term borrowings.

This was partially offset by the issuance of long-term debt.

The increase in 2008 was primarily due to the impact of the weaker Canadian dollar on US dollar-denominated debt at December 31, 2008, compared with December 31, 2007. This was largely offset by an increase in equity driven by earnings and the net repayment of short-term borrowings and long-term debt.

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

14.3.2 Interest Coverage Ratio

At December 31, 2009, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) decreased to 3.2, compared with 4.1 and 5.6 for the same period in 2008 and 2007 respectively. This decrease in 2009 was primarily due to a year-over-year reduction in adjusted EBIT (discussed further in Section 6.0 Non-GAAP Earnings). The interest coverage ratio for the period is below the management target of no less than 4.0; however, the Company believes this is a temporary consequence of the global recession that occurred during the period. The Company expects the ratio to improve above the target as traffic volumes recover. The Company remains in compliance with all external covenant requirements.

The decrease in 2008 was primarily due to higher interest expense as a result of an increase in debt to fund the acquisition of DM&E (discussed further in Section 14.3 Financing Activities).

Interest coverage ratio is measured, on a rolling twelve month basis, as adjusted EBIT divided by net interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP, the gain on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures.

14.3.3 Security Ratings

Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P rating has a negative outlook, while the Moody’s and DBRS ratings have a stable outlook. Our ratings have remained unchanged throughout 2009 with the exception of DBRS which improved from a negative to stable outlook.

30	2009 ANNUAL REPORT

14.4 FREE CASH

CALCULATION OF FREE CASH

(reconciliation of free cash to GAAP cash position)
For the year ended December 31 (in millions)	2009	2008(1)(2)	2007(2)
Cash provided by operating activities	$551.5	$1,019.7	$1,276.3
Cash used in investing activities	(458.7)	(796.7)	(2,457.1)
Add back reclassification of ABCP(3)	–	–	143.6
Dividends paid	(162.9)	(148.7)	(133.1)
Add back investment in DM&E(4)	–	8.6	1,492.6
Termination of accounts receivable securitization program(5)	–	120.0	–
Foreign exchange effect on cash and cash equivalents(2)	(20.0)	28.0	(18.9)

Free cash(6)	(90.1)	230.9	303.4
Cash provided by (used in) financing activities, excluding dividend payment	651.6	(362.8)	1,586.6
Reclassification of ABCP(3)	–	–	(143.6)
Investment in DM&E(4)	–	(8.6)	(1,492.6)
Accounts receivable securitization program(5)	–	(120.0)	–

Increase/(decrease) in cash, as shown on the Consolidated Statement of Cash Flows	561.5	(260.5)	253.8
Net cash and cash equivalents at beginning of year	117.6	378.1	124.3

Net cash and cash equivalents at end of year	$679.1	$117.6	$378.1

(1) The 2008 figures include DM&E consolidated from October 30, 2008 to December 31, 2008.

(2) Certain figures, previously reported for 2008 and 2007 have been restated for changes in accounting policy as discussed in Section 13.1 2009 Accounting Changes.

(3) The reclassification of ABCP is discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper.

(4) The acquisition of DM&E in 2007 discussed further in Section 18.0 Acquisition.

(5) The termination of accounts receivable securitization program is discussed further in Section 17.1 Sale of Accounts Receivable.

(6) Free cash has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 6.0 Non-GAAP Earnings.

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from foreign exchange fluctuations and excludes the acquisition of DM&E, changes in accounts receivable securitization program and the initial reclassification of ABCP to investments. Free cash is adjusted for the DM&E acquisition and the reclassification of ABCP as these are not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.

There was negative free cash of $90.1 million in 2009, compared with positive free cash of $230.9 million in 2008 and $303.4 million in 2007.

The decrease in 2009 was primarily due to:

☐	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

☐	lower operating income (discussed further in Section 6.0 Non-GAAP Earnings);

☐	the cost of terminating a contract with a shortline railway (discussed further in Section 10.1 Loss on Termination of Lease with Shortline Railway); and

☐	the unfavourable impact of foreign exchange fluctuations on US dollar-denominated cash.

This decrease was offset in part by:

☐	proceeds on the sales of a partnership interest and significant properties;

☐	lower capital additions; and

☐	the favourable improvement in working capital balances and cash tax recoveries in 2009 compared to payments in 2008.

The decrease in free cash in 2008 compared to 2007 was primarily due to a decrease in cash generated by operating activities (as discussed in Section 14.1 Operating Activities), partially offset by the favourable impact of FX fluctuations on US dollar-denominated cash.

2009 ANNUAL REPORT	31

15.0 Balance Sheet

15.1 ASSETS

Assets totalled $15,531.4 million at December 31, 2009, compared with $15,157.3 million at December 31, 2008 and $13,073.4 million at December 31, 2007. The increase in assets in 2009 was mainly due to cash provided by the monetization of various assets and investments (discussed further in Section 10.2 Gain on Sales of Partnership Interest and Significant Properties), proceeds from the issuance of common shares (discussed further in Section 20.1.2 Issuance of Common Shares) and certain debt issuances. Adequate cash balances allowed CP to increase funding to the Company’s defined benefit pension plan (discussed further in Section 20.5 Pension Plan Deficit) as reflected in the increase in prepaid pension costs and other assets.

The increase in assets in 2009 was partially offset by the negative impact of a weaker US dollar and reduction of working capital accounts which resulted from changes in business practices and reduced activity as a result of the global recession.

The increase in assets in 2008 reflects the consolidation of the DM&E assets and the positive impact of a stronger US dollar. Previously, DM&E assets, net of liabilities, were recorded as investments.

15.2 TOTAL LIABILITIES

Our combined short-term and long-term liabilities were $8,825.4 million at December 31, 2009 compared with $9,387.9 million at December 31, 2008 and $7,825.3 million at December 31, 2007. This decrease in total liabilities in 2009 reflected the strengthening of the Canadian dollar and its favourable impact on the US dollar-denominated liabilities, as well as lower business activities as a result of the global recession which reduced accounts payable.

The increase in liabilities in 2008 reflects the consolidation of DM&E’s liabilities, and the negative impact of a stronger US dollar. The increase was partially offset by the net effect of the repayment of bridge financing which was replaced by the issuance of long-term notes.

15.3 EQUITY

At December 31, 2009, our Consolidated Balance Sheet reflected $6,706.0 million in equity, compared with an equity balance of $5,769.4 million at December 31, 2008 and $5,248.1 million at December 31, 2007. The increase in equity in 2009 was primarily due to the issuance of 13.9 million common shares in February 2009 (discussed further in Section 20.1.2 Issuance of Common Shares) and net income, in excess of dividends. This increase was partially offset by a reduction in Accumulated Other Comprehensive Income (“AOCI”).

The increase in equity in 2008 was primarily due to net income, in excess of dividends; growth in AOCI and the issuance of Common Shares for stock options exercised.

15.4 SHARE CAPITAL

CP is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At February 25, 2010, 168,558,393 Common Shares and no Preferred Shares were issued and outstanding.

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs and including future taxes are $495.2 million) (discussed further in Section 20.1.2 Issuance of Common Shares).

In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At February 25, 2010, 8.1 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 1.1 million Common Shares have been reserved for issuance of future options.

32	2009 ANNUAL REPORT

15.5 DIVIDENDS

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date
$0.2250	March 30, 2007	April 30, 2007
$0.2250	June 29, 2007	July 30, 2007
$0.2250	September 28, 2007	October 29, 2007
$0.2250	December 28, 2007	January 28, 2008
$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	September 25, 2009	October 26, 2009
$0.2475	December 31, 2009	January 25, 2010
$0.2475	March 26, 2010	April 26, 2010

16.0 Financial Instruments

16.1 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

☐	Level 1: This category includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

☐	Level 2: This category includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market. Instruments valued using inputs in this category include non exchange traded derivatives such as over the counter financial forward contracts, as well as swaps for which observable inputs can be obtained for the entire duration of the derivative instrument.

☐	Level 3: This category includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.

When possible, the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. A detailed analysis of the techniques used to value the Company’s long-term floating rate notes are discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper.

2009 ANNUAL REPORT	33

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis, all of which are held for trading, as at December 31, 2009.

(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Financial assets
Current derivative assets	$–	$2.5	$–	$2.5
Long-term derivative assets	–	0.2	–	0.2
Investments	–	–	69.3	69.3
Financial liabilities
Current derivative liabilities	–	18.2	–	18.2

16.1.1 Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,494.8 million at December 31, 2009 (December 31, 2008 – $4,729.8 million) and a fair value of approximately $4,824.9 million at December 31, 2009 (December 31, 2008 – $4,198.9 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2009 and December 31, 2008, respectively.

16.2 DERIVATIVE FINANCIAL INSTRUMENTS

Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense management. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

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

16.4.1 Interest Rate Swaps

In 2003 and 2004, we entered into fixed-to-floating interest rate swap agreements totalling US$200 million which converted a portion of our US$400 million 6.250% Notes to floating-rate debt. We paid an average floating rate that fluctuated quarterly based on LIBOR. These swaps were set to expire in 2011 and were accounted for as a fair value hedge.

During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (discussed further in Section 20.1.1 – Tender Offer of Debt Securities). For the remainder of 2009 the Company then amortized $2.4 million of the deferred gain to “Net interest expense”.

Accounting for these Notes at the floating interest rate, prior to the unwind, decreased “Net interest expense” on our Consolidated Statement of Income by $3.1 million in 2009 (2008 – $3.1 million).

At December 31, 2009, the Company had no outstanding interest rate swaps. At December 31, 2008, an unrealized gain, derived from the fair value of the swaps, of $20.9 million was reflected in “Other” current assets and “Prepaid pension costs and other assets” with the offset reflected in “Long-term debt” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps were fully effective.

34	2009 ANNUAL REPORT

16.4.2 Interest and Treasury Rate Locks

At December 31, 2009, the Company had net unamortized losses related to interest rate locks settled in previous years totalling $23.9 million, which are reflected in AOCI on the Consolidated Balance Sheet.

This amount is composed of various unamortized gains and losses related to specific debts. These unamortized gains and losses are amortized to “Net interest expense” in the period that interest coupon payments are made on the related debts. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive income” of $3.5 million in 2009 (2008 – $3.3 million).

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

16.5.1 Foreign Exchange Forward on Long-term Debt

In 2007, the Company entered into a FX forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. During 2009, CP unwound and settled US$330 million of the US$400 million currency forward for total proceeds of $34.1 million. The Company recorded a net foreign exchange loss on long-term debt of $23.0 million in 2009 (2008 – unrealized gain of $73.0 million) in “Other income and charges”. The amount recorded in 2009 was inclusive of both realized and unrealized losses.

At December 31, 2009, the unrealized gain on the remaining currency forward of $0.2 million (December 31, 2008 – $57.3 million) was included in “Prepaid pension costs and other assets”.

16.6 FUEL PRICE MANAGEMENT

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

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

16.6.1 Energy Futures

At December 31, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.5 million US gallons during the period January 2010 to December 2010 at an average price of US$1.96 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other” current assets with the offset, net of tax, reflected in AOCI on our Consolidated Balance Sheet. At December 31, 2008, the unrealized loss on futures contracts was $4.5 million and was reflected in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in AOCI.

At December 31, 2009, the Company had no remaining crude futures contracts; these having been replaced by our diesel hedge program. In comparison, at December 31, 2008, the unrealized gain on crude futures contracts was $3.2 million and was reflected in “Other” current assets with the offset, net of tax, reflected in AOCI on our Consolidated Balance Sheet.

At December 31, 2009, the Company had no remaining FX forward contracts (which were used in conjunction with the crude purchases above). In comparison at December 31, 2008, the unrealized loss on these forward contracts was $0.1 million and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in AOCI on our Consolidated Balance Sheet.

The impact of settled swaps increased “Fuel” expense in 2009 by $1.2 million due to a combination of realized losses of $0.8 million arising from settled commodity swaps and $0.4 million arising from settled FX forward contracts. The impact of settled swaps benefited “Fuel” expense in 2008 by $4.3 million as a result of realized gains of $6.1 million arising from settled swaps, partially offset by realized losses of $1.8 million arising from settled FX forward contracts. Included in the $0.8 million realized losses on commodity swaps in 2009 were $0.2 million in realized gains (2008 – realized losses $9.7 million) from settled derivatives that were not designated as hedges.

For every one cent increase in the price of a US gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

2009 ANNUAL REPORT	35

16.7 STOCK-BASED COMPENSATION EXPENSE MANAGEMENT

16.7.1 Total Return Swap (“TRS”)

The Company entered into a TRS May 2006 to reduce the volatility to the Company over time of three types of stock-based compensation programs: tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”) and restricted share units (“RSUs”). The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Going forward the Company does not intend to expand its TRS program.

“Compensation and benefits” expense on our Consolidated Statement of Income included a net gain on these swaps of $18.6 million in 2009 which was inclusive of both realized losses and unrealized gains (unrealized loss of $64.1 million in 2008). During 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. At December 31, 2009, the unrealized loss on the remaining TRS of $18.2 million was included in “Accounts payable and accrued liabilities” on our Consolidated Balance Sheet (December 31, 2008 – $67.9 million included in “Other long-term liabilities”).

17.0 Off-Balance Sheet Arrangements

17.1 SALE OF ACCOUNTS RECEIVABLE

During the second quarter of 2008, our accounts receivable securitization program was terminated and settled. Losses on the securitization program of $2.7 million in 2008 and $5.8 million in 2007 were included in “Other income and charges” on our Consolidated Statement of Income.

Proceeds from collections reinvested in the accounts receivable securitization program were $595.4 million for the year ended 2008, compared with $1,478.9 million for 2007.

17.2 GUARANTEES

At December 31, 2009, the Company had residual value guarantees on operating lease commitments of $167.3 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2009, these accruals amounted to $9.3 million.

18.0 Acquisition

18.1 DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E, a Class II railroad operating in the US Midwest, for a purchase price of approximately US$1.5 billion. DM&E’s freight revenues are derived principally from transporting grain, industrial products and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the US. No decision will be made by the Corporation on whether to construct a railway line into the PRB until certain milestones have been met. Future contingent payments of up to approximately US$1.1 billion, plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain associated traffic volume targets. Any contingent payments that may become payable would be recorded as an increase in the purchase price. The acquisition has been financed with cash on hand and debt (discussed further in Section 14.3 Financing Activities).

The purchase was subject to review and approval by the STB, during which time the shares of DM&E were placed in a voting trust. The STB approved the application to acquire control effective October 30, 2008. Prior to October 30, 2008, CP’s investment in the DM&E had not been accounted for by CP on a consolidated basis and instead the investment in the DM&E was accounted for as an equity investment and reported as “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income.

36	2009 ANNUAL REPORT

19.0 Contractual Commitments

The accompanying table indicates our obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS

payments due by period (in millions)	Total	2010	2011 & 2012	2013 & 2014	2015 & beyond
Long-term debt	$4,215.6	$381.6	$327.3	$192.5	$3,314.2
Capital lease obligations	331.7	10.5	23.4	156.9	140.9
Operating lease obligation(1)	930.1	148.1	242.7	178.7	360.6
Supplier purchased obligations	1,762.3	222.2	281.2	280.4	978.5
Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	3,464.6	106.7	203.3	177.4	2,977.2

Total contractual obligations	$10,704.3	$869.1	$1,077.9	$985.9	$7,771.4

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $167.3 million (discussed further in Section 17.2 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2010 to 2019. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 20.5 Pension Plan Deficit. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “2015 & beyond” category in this table. Future income taxes are further discussed in Section 22.4 Future Income Taxes.

20.0 Future Trends and Commitments

20.1 AGREEMENTS AND RECENT DEVELOPMENTS

20.1.1 Tender Offer of Debt Securities

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.2 million. The Notes are unsecured, but carry a negative pledge. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized in “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (discussed further in Section 16.4.1 Interest Rate Swaps). The following table summarizes the principal amount, carrying amount and cost to redeem debt repurchased:

	Principal		Carrying
	amount in		amount in	Cost to redeem
(in millions)	USD		CDN	in CDN

6.250% Notes due October 15, 2011	$154.3		$184.1	$184.6
5.75% Notes due May 15, 2013	298.6		342.7	359.1
6.50% Notes due May 15, 2018	24.8	(1)	28.5	28.2

Total debt tendered	$477.7		$555.3	$571.9

(1) Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.

20.1.2 Issuance of Common Shares

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the US, of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009 at which time CP issued 13,900,000 common shares, for gross proceeds of approximately $511 million (proceeds net of fees, issue costs and including future taxes were approximately $495.2 million).

This issuance of additional CP common shares represents an approximate nine percent dilution to shareholders’ value.

20.2 STOCK PRICE

The market value of our Common Shares measured at December 31, 2009 increased by $15.81 per share on the Toronto Stock Exchange in 2009 (from $40.98 on December 31, 2008 to $56.79 on December 31, 2009). The market value of our Common Shares decreased by $23.24 per share in 2008. These changes in share

2009 ANNUAL REPORT	37

price were caused in part by the equity market’s reaction to the economic downturn in 2008 and prospects of future recovery in 2009.

20.3 ENVIRONMENTAL

Cash payments related to our environmental remediation program (described in Section 22.1 Environmental Liabilities) totalled $18.2 million in 2009, compared with $12.6 million in 2008 and $14.0 million in 2007. Cash payments for environmental initiatives are estimated to be approximately $15 million in 2010, $18 million in 2011, $16 million in 2012 and a total of approximately $72 million over the remaining years through 2019, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

20.4 CERTAIN OTHER FINANCIAL COMMITMENTS

In addition to the financial commitments mentioned previously in Section 17.0 Off-Balance Sheet Arrangements and Section 19.0 Contractual Commitments, we are party to certain other financial commitments discussed below.

CERTAIN OTHER FINANCIAL COMMITMENTS AT DECEMBER 31, 2009

	Amount of commitment per period
			2011 &	2013 &	2015 &
(in millions)	Total	2010	2012	2014	beyond
Letters of credit	$330.8	$330.8	$–	$–	$–
Capital commitments	233.4	178.1	53.8	1.5	–
Offset financial liability	214.1	214.1	–	–	–

Total commitments	$778.3	$723.0	$53.8	$1.5	$–

20.4.1 Letters of Credit

Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

20.4.2 Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered contracts with suppliers to make various capital purchases related to track programs, locomotive acquisitions, freight cars, and land. Payments for these commitments are due in 2010 through 2028. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20.4.3 Offset Financial Liability

We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At December 31, 2009, the loan had a balance of $219.8 million, offset by a financial asset of $214.1 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.

20.5 PENSION PLAN DEFICIT

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $550 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $70 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide for between 45% and 51% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

We made contributions of $595.2 million to the defined benefit pension plans in 2009, compared with $95.4 million in 2008. Our 2009 contributions included voluntary prepayments in December

38	2009 ANNUAL REPORT

2009 of $500 million to our main Canadian plan and $7.4 million to our US plans to reduce the volatility of future pension funding requirements. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements.

We estimate our aggregate pension contributions in each of 2010 and 2011 to be in the range of $150 million to $200 million. These estimates reflect the Company’s current intentions with respect to the rate at which the Company will apply its $500 million prepayment against 2010 and 2011 contribution requirements.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 voluntary prepayment is applied against pension contribution requirements, and on any changes in the regulatory environment.

20.6 RESTRUCTURING

Cash payments related to severance under all restructuring initiatives totalled $27.0 million in 2009, compared with $40.7 million in 2008 and $47.0 million in 2007. Cash payments for restructuring initiatives are estimated to be approximately $23 million in 2010, $18 million in 2011, $14 million in 2012, and a total of approximately $34 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

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

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

21.1 TECK COAL LIMITED

CP’s contract with Teck Coal Limited (“Teck”) for the transportation of coal, expired March 31, 2009. Teck filed for Final Offer Arbitration (“FOA”), a regulatory proceeding, and arising from the FOAs, the rates for transportation of Teck coal to March 2010 were established. As part of the rate process, Teck also secured a rate for routing some of the existing export coal traffic via an interchange with another railway at Kamloops, BC. Traffic moving over the Kamloops interchange will not exceed 3.5 million metric tons between July 2009 and March 1, 2010. For CP, the Kamloops traffic represents approximately 15% of historic annual total Teck coal shipping volumes. The rate and routing outcomes have an adverse impact on CP’s business.

The regulatory proceedings established rates that reduced revenues for nine months of 2009 (discussed further in Section 7.3.1.3 Coal) and will remain in effect for the first quarter of 2010.

CP is currently in negotiations for a new contract as the existing contract expires March 2010. The outcome of these negotiations can not be predicted, including, but not limited to, price, volumes of coal to be transported and term of the contract.

21.2 COMPETITION

We face significant competition for freight transportation in Canada and the US, including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competition and have a materially adverse impact on our business or operating results.

To mitigate competition risk, our strategies include:

☐	creating long-term value for customers, shareholders and employees by profitably growing within the reach of our rail franchise and through strategic additions to enhance access to markets and quality of service;

☐	renewing and maintaining infrastructure to enable safe and fluid operations;

☐	improving handling through IOP to reduce costs and enhance quality and reliability of service; and

☐	exercising a disciplined yield approach to competitive contract renewals and bids.

21.3 LIQUIDITY

CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $330 million was committed for letters of credit and $615 million was available on December 31, 2009. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $130 million of this facility was available on December 31, 2009. The majority of this facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should the Company’s senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company will be further required to maintain a minimum fixed charge coverage ratio. At December 31,

2009 ANNUAL REPORT	39

2009, the Company satisfied the thresholds stipulated in both financial covenants.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

21.4 REGULATORY AUTHORITIES

21.4.1 Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and Surface Transportation Board (“the STB”) in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching. In 2008, Parliament amended the CTA. The amendments concern, but are not limited to, the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given as to the effect on CP of the amendments to the CTA or as to the content, timing or effect on CP of any anticipated additional legislation.

The FRA regulates safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. In the US, the Railway Safety Improvement Act became law on October 16, 2008. Among other things, this law requires the introduction of Positive Train Control by 2015 (discussed further in Section 21.4.3 Positive Train Control); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. Although it is too early to assess the possible impact of this legislation on the Company, the requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The STB regulates commercial aspects of CP’s railway operations in the US. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. The agency has jurisdiction over railroad rate and service issues and rail restructuring transactions (mergers, line sales, line construction, and line abandonments).

In 2007, the STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

During 2009, the railroad industry in the US, shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted or if in the event any such Bill is enacted whether it would have a material impact on the Company’s financial condition and results of operations.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

21.4.2 Security

We are subject to statutory and regulatory directives in Canada and the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

☐	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

☐	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;

☐	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and

40	2009 ANNUAL REPORT

security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

☐	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

☐	to comply with new US regulations for rail security of sensitive materials, we have implemented procedures to maintain positive chain of custody and we will be completing annual route assessments to select and use the route posing the least overall safety and security risk.

21.4.3 Positive Train Control

In the United States, the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the United States that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA is developing rules and regulations for the implementation of PTC, and requires the filing of PTC Implementation Plans by April 16, 2010, which outline the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement the required PTC on its railway in the United States to be up to US$250 million.

21.5 LABOUR RELATIONS

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At December 31, 2009, approximately 75% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 37 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and one of 30 bargaining units that represent employees in our US operations. For the status of negotiations please see below.

21.5.1 Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Of the agreements that are in place, one expires at the end of 2010 (Canadian Auto Workers (“CAW”) – representing car and locomotive repair employees), two expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) – representing running trades employees and the TCRC-Rail Canada Traffic Controllers – representing rail traffic controllers), and two expire at the end of 2012 (Canadian Pacific Police Association and the United Steelworkers – representing clerical workers). Negotiations are currently ongoing with the TCRC-Maintenance of Way Employees Division and the International Brotherhood of Electrical Workers – representing signals employees.

21.5.2 US

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and two bargaining units of our DM&E subsidiary, with a third bargaining unit certified to represent signalmen in April 2009.

Soo Line agreements with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in January 2010. Soo Line has joined with the other US Class I railroads in national bargaining for this upcoming round of negotiations.

D&H has settled contracts for the last round of negotiations with twelve of the thirteen bargaining units. Effective January 2010, all agreements with locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, engineering supervisors and mechanical supervisors are re-opened. Negotiations continue with the police. For the 2010 round of negotiations, D&H and its unions have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table.

DM&E currently has an agreement in place with one bargaining unit that extends to the end of 2013 with engineers and conductors on DM&E. Negotiations continue with the locomotive engineers and conductors on the former Iowa, Chicago & Eastern Railroad, resuming in March 2010. Negotiations on the first contract to cover signal and communications workers continue in the first quarter of 2010.

21.6 ENVIRONMENTAL LAWS AND REGULATIONS

Our operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If we are found to have violated such laws or regulations it could materially affect our business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect our operating results and reputation.

We have implemented a comprehensive Environmental Management System, to facilitate the reduction of environmental risk. CP’s annual Corporate and Operations Environmental Plans state our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on

2009 ANNUAL REPORT	41

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

21.7 CLIMATE CHANGE

In both Canada and the United States the federal governments have not designated railway transportation a large final emitter with respect to greenhouse gas emissions (GHG). Also the railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the United States. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the company transports. The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, i.e. increased flooding, winter storms. Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, avalanche risk management program and geotechnical monitoring of slope stability.

21.8 FINANCIAL RISKS

21.8.1 Pension Funding Status Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension asset and liability values, and Canadian statutory pension funding requirements. Despite the fact that CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, including the reduction of the plan’s public equity markets exposure, the recent and rapid declines in the value of public equity securities, reduction in the long term Government of Canada bond yields and other economic changes have resulted in a significant pension funding shortfall.

21.8.2 Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

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

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP started a systematic hedge program in the second quarter of 2009. The goal of the program is to hedge in increasing increments CP’s upcoming 12-month’s fuel consumption with up to 12% hedged.

21.8.3 Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in US dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, US and international monetary policies and US debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and US dollars, we may sell or purchase US dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16.5 Foreign Exchange Management.

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

42	2009 ANNUAL REPORT

bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16.4 Interest Rate Management.

21.9 GENERAL AND OTHER RISKS

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

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

22.0 Critical Accounting Estimates

To prepare consolidated financial statements that conform with Canadian GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported period. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities; pensions and other benefits; property, plant and equipment; future income taxes; legal and personal injury liabilities; long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

22.1 ENVIRONMENTAL LIABILITIES

We estimate the probable cost to be incurred in the remediation of property contaminated by past railway use. We screen and classify sites according to typical activities and scale of operations conducted, and we develop remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. We also consider available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. We are committed to fully meeting our regulatory and legal obligations with respect to environmental matters.

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Increases to costs would be reflected as increase to “Other long-term liabilities” on our Consolidated Balance Sheet and to “Purchased services and other” within operating expenses on our Consolidated Statement of Income.

At December 31, 2009, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $121.3 million (2008 – $151.1 million), of which the long-term portion amounting to $106.5 million (2008 – $130.2 million) was included in “Other long-term liabilities” and the short-term portion amounting to $14.8 million (2008 – $20.9 million) was included in “Accounts payable and accrued liabilities”. Total payments were $18.2 million in 2009 and $12.6 million in 2008. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $14.3 million in 2009 and an increase of $12.1 million in 2008. In the fourth quarter of 2008, the accrual for environmental remediation increased by $43.5 million as a result of the purchase of the DM&E.

22.2 PENSIONS AND OTHER BENEFITS

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation

2009 ANNUAL REPORT	43

benefits are described in Section 22.5 Legal and Personal Injury Liabilities. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described in Section 20.5 Pension Plan Deficit.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement (discussed further in Section 13.1.3 Pension Prior Service Costs). Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. A transitional asset and obligation, which arose from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (approximately 13 years).

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada, are the actuarial present value of benefits payable to employees on disability.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $40 million. We included post-retirement benefits accruals of $234.4 million in “Other long-term liabilities” and post-retirement benefits accruals of $21.1 million in “Accounts payable and accrued liabilities” on our December 31, 2009 Consolidated Balance Sheet.

“Prepaid pension costs and other assets” on our December 31, 2009 Consolidated Balance Sheet included prepaid pension costs of $1,644.4 million. This accrued benefit asset is increased mainly by amounts contributed to the plans by the Company, partially offset by the amount of pension expense for the year. Our Consolidated Balance Sheet also included $0.2 million in “Accounts payable and accrued liabilities” and $0.6 million in “Other long-term liabilities” for pension obligations.

Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our December 31, 2009 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $38.4 million in 2009, compared with $82.8 million in 2008.

Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $7.8 million in 2009, compared with $45.0 million in 2008. Defined benefit pension expense was $5.1 million in 2009, compared with $41.9 million in 2008. Defined contribution pension expense was $2.7 million for 2009, compared with $3.1 million in 2008. We estimate pension expense for 2010 to equal approximately $52 million. Post-retirement benefits expense was $30.6 million in 2009, compared with $37.8 million in 2008. Post-retirement benefit expense for 2010 is not expected to differ materially from the 2009 expense.

22.3 PROPERTY, PLANT AND EQUIPMENT

CP performs depreciation studies of each property group approximately every two years to update deprecation rates. The depreciation studies are based on statistical analysis of historical retirements of properties in the group and incorporate engineering estimates of changes in current operations and of technological advance. We depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. We follow the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the same service life or salvage value of individual properties within the same class. The estimates of economic lives are uncertain and can vary due to technological changes, and changes in residual values, in unusual weather patterns, in the rate of wear. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation.

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of “Net properties” on our Consolidated Balance Sheet. At December 31, 2009, accumulated depreciation was $5,328.7 million. Depreciation expense related to properties amounted to $488.9 million in 2009, compared with $442.5 million in 2008.

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

44	2009 ANNUAL REPORT

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

Depreciation expense increased $10.6 million in 2009 from pro forma 2008 primarily due to unfavourable FX and increased capital expenditures partially offset by favourable depreciation rate changes, mainly in information systems and locomotives and retirements of properties.

22.4 FUTURE INCOME TAXES

We account for future income taxes in accordance with the CICA Accounting Standard Section 3465 “Income Taxes”, which is based on the liability method. This method focuses on a company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the future income tax assets and liabilities at the balance sheet date.

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

Future income tax expense totalling $153.2 million was included in income tax for 2009 and $156.3 million was included in income tax in 2008. The changes in future income tax in 2009 were primarily due to lower taxable income and tax rate changes implemented by provincial governments (discussed further in Section 10.6 Income Taxes). The change in future tax expense for 2008 was also due to a reduction in the impact of tax rate changes recognized in prior years. At December 31, 2009, future income tax liabilities of $2,549.5 million (2008 – $2,527.6 million) were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Future income tax benefits of $128.1 million realizable within one year were recorded as a current asset compared to $76.5 million at December 31, 2008.

22.5 LEGAL AND PERSONAL INJURY LIABILITIES

We are involved in litigation in Canada and the US related to our business. Management is required to establish estimates of potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred, current legal advice with respect to settlements in other similar cases. We employ experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.

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

Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Consolidated Statement of Income, amounted to $54.5 million in 2009 and $79.7 million in 2008.

Accruals for incidents, claims and litigation, including WCB accruals, totalled $147.1 million, net of insurance recoveries, at December 31, 2009. The total accrual included $88.0 million in “Other long-term liabilities” and $75.1 million in “Accounts payable and accrued liabilities”, offset by $0.8 million in “Prepaid pension costs and other assets” and $15.2 million in “Accounts receivable”.

22.6 LONG-TERM FLOATING RATE NOTES

At December 31, 2009, long-term floating rate notes received in replacement of ABCP have been valued at their estimated fair value (discussed further in Section 10.3.1 Change in Estimated Fair Value of Long-term Floating Rate Notes and Asset-backed Commercial Paper). Long-term floating rate notes, at their estimated fair value of $69.3 million, were included in “Investments”. The reduction in the estimated fair value during 2009 of $3.4 million reflects the redemption:

☐	at par of certain of the Company’s investments in MAV 3 Class 9 TA Tracking notes and MAV 2 Class 8 IA Tracking notes;

☐	at close to par of certain of the Company’s investment in MAV 2 Class A-1 notes and MAV 2 Class 7 IA Tracking notes; and

☐	the full redemption of MAV 2 Class 14 notes with no proceeds being received by CP.

These redemptions were offset by accretion and changes in market assumptions. The change in the market assumptions in 2009

2009 ANNUAL REPORT	45

resulted in an unrealized gain of $1.7 million (2008 – $49.4 million charge against income).

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which would impact the Company’s near term earnings.

22.7 GOODWILL AND INTANGIBLE ASSETS

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition the operations of DM&E have been integrated with CP’s operations in the US, as a result the related goodwill is now allocated to CP’s US reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. Given the downturn in the world economy in 2009, CP monitored the fair value of the related reporting unit for potential impairment during the year. The annual test for impairment, performed with the assistance of outside consultants, determined that the fair value of CP’s US reporting unit exceeded the carrying value by approximately 10% and that no impairment would be required in 2009.

The impairment test was performed primarily using an income approach based on discounted cash flows. In which discount rates of 8.75% to 9.0% were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5 to 6%. The valuation used revenue growth projections ranging from 4.5 to 6.9% annually. A change in the long term growth rate of 0.25% would change the valuation by 4 to 5%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP US to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP US using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP US.

The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2009 goodwill was $154.9 million (2008 – $179.6 million).

Intangible assets of $47.4 million (2008 – $57.6 million), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.

23.0 Systems, Procedures and Controls

The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are effective for ensuring that such material information is made known to them.

24.0 Forward-Looking Information

This MD&A, especially but not limited to Section 24, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

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

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 21.0 Business Risks and Enterprise Risk Management and elsewhere in this MD&A.

46	2009 ANNUAL REPORT

24.1 2009 FINANCIAL OUTLOOK

CP provided limited guidance for 2009 due to economic uncertainty. Guidance was given for 2009 Capital expenditures ranging from $800-$820 million on November 13, 2008. The 2009 outlook assumed an average foreign exchange rate of $1.25 per US dollar (US$0.80) as of January 27, 2009.

24.1.1 First-Quarter 2009 Guidance Updates

CP updated our guidance.  Expectations for capital expenditures were reduced by approximately $90 million and were expected to range from $720 million to $740 million for 2009. The assumed average foreign exchange rate of $1.25 (US$0.80) remained unchanged.

24.1.2 Second-Quarter 2009 Guidance Updates

CP revised our expectations for the capital program in 2009 to be in the range of $800 million to $820 million, an increase from the previous outlook of $720 million to $740 million. This increase was due to a buyout of operating leases and it was anticipated that the increased cash outlay will be offset by the proceeds from the sale of other equipment in the latter half of 2009.

24.1.3 Variance from 2009 Guidance

CP’s capital program for 2009 was $722.4 million as measured by “Additions to properties” on the Consolidated Statement of Cash Flows. The variance from guidance previously provided was mainly due to the change in accounting policy for locomotive overhauls which are now expensed (discussed further in Section 13.1.4 Locomotive Overhauls) and changes in the economic climate.

24.2 2010 FINANCIAL ASSUMPTIONS

Capital expenditures are currently estimated to range from $680 million to $730 million on a Canadian GAAP basis. CP expects its tax rate to be in the 25% to 27% range. The 2010 pension contributions are currently estimated to be between $150 and $200 million (discussed further in Section 20.5 Pension Plan Deficit). Undue reliance should not be placed on these assumptions and other forward-looking information.

2009 ANNUAL REPORT	47

25.0 Glossary of Terms

“Average active employees – expense” The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

“Average terminal dwell” The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“Average train speed” The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day” The total car-miles for a period divided by the total number of active cars. Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads” Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses” Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CP”, “the Company” CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“CPRL” Canadian Pacific Railway Limited.

“D&H” Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.

“DM&E” Dakota, Minnesota & Eastern Railroad Corporation.

“Fluidity” Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX” The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).

“FRA” US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours” The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate” The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,900 in the US or $11,000 in Canada in damage.

“Freight revenue per carload” The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM” The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“GAAP” Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles” The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP” Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR” London Interbank Offered Rate.

“Operating income” Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio” The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles” The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line” Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.

48	2009 ANNUAL REPORT

“STB” US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“US gallons of locomotive fuel consumed per 1,000 GTMs” The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB” Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

2009 ANNUAL REPORT	49

CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars

50	2009 ANNUAL REPORT

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

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. The internal control system was designed to provide reasonable assurance to the Company’s management regarding the preparation and presentation of the Consolidated Financial Statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company’s internal controls over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework”. Based on this assessment, management determined that the Company’s internal control over financial reporting was effective as at December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as well as the Consolidated Financial Statements as of December 31, 2009 have been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report, which is included herein.

KATHRYN B. MCQUADE Executive Vice-President and Chief Financial Officer February 25, 2010	FRED J. GREEN Chief Executive Officer

2009 ANNUAL REPORT	51

INDEPENDENT AUDITORS’ REPORT

TO THE SHAREHOLDERS OF
CANADIAN PACIFIC RAILWAY LIMITED

We have completed integrated audits of Canadian Pacific Railway Limited’s 2009, 2008 and 2007 consolidated financial statements and of its internal control over financial reporting as at December 31, 2009. Our opinions, based on our audits, are presented below.

CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated balance sheet of Canadian Pacific Railway Limited as at December 31, 2009 and December 31, 2008, and the related consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three year period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits of the Company’s financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and December 31, 2008 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2009 in accordance with Canadian generally accepted accounting principles.

INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Canadian Pacific Railway Limited’s internal control over financial reporting as at December 31, 2009, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2009 based on criteria established in Internal Control – Integrated Framework issued by the COSO.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 25, 2010

52	2009 ANNUAL REPORT

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA – U.S. REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company’s financial statements, such as the changes described in note 2 to the consolidated financial statements. Our report to the shareholders dated February 25, 2010 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the Independent Auditors’ Report when the change is adequately disclosed in the financial statements.

PRICEWATERHOUSECOOPERS LLP
Chartered Accountants
Calgary, Alberta

February 25, 2010

2009 ANNUAL REPORT	53

CONSOLIDATED STATEMENT OF INCOME

		2008	2007
		Restated	Restated
Year ended December 31 (in millions of Canadian dollars, except per share data)	2009	(Note 2)	(Note 2)
Revenues
Freight	$4,175.2	$4,814.8	$4,555.2
Other	128.0	116.8	152.4

	4,303.2	4,931.6	4,707.6

Operating expenses
Compensation and benefits	1,275.2	1,306.1	1,275.0
Fuel	580.2	1,005.8	746.8
Materials	215.1	252.3	252.2
Equipment rents	184.8	182.2	207.5
Depreciation and amortization	488.9	442.5	427.5
Purchased services and other	658.9	701.0	637.8

	3,403.1	3,889.9	3,546.8

Revenues less operating expenses	900.1	1,041.7	1,160.8
Gain on sales of partnership interest and significant properties (Note 4)	160.3	–	–
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 15)	–	50.9	11.2
Less:
Loss on termination of lease with shortline railway (Note 5)	54.5	–	–
Other income and charges (Note 6)	18.9	88.4	(118.7)
Net interest expense (Note 7)	273.1	261.1	204.3

Income before income tax expense	713.9	743.1	1,086.4
Income tax expense (Note 8)	101.5	135.9	154.3

Net income	$612.4	$607.2	$932.1

Basic earnings per share (Note 9)	$3.68	$3.95	$6.05

Diluted earnings per share (Note 9)	$3.67	$3.91	$5.99

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See Notes to Consolidated Financial Statements.

54	2009 ANNUAL REPORT

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

		2008	2007
		Restated	Restated
Year ended December 31 (in millions of Canadian dollars)	2009	(Note 2)	(Note 2)
Comprehensive income
Net income	$612.4	$607.2	$932.1
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(1.9)	7.6	(6.0)
Change in derivatives designated as cash flow hedges	7.3	(16.1)	(36.8)

Other comprehensive income (loss) before income taxes	5.4	(8.5)	(42.8)
Income tax (expense) recovery	(33.6)	44.8	3.4

Other comprehensive (loss) income (Note 10)	(28.2)	36.3	(39.4)

Comprehensive income	$584.2	$643.5	$892.7

See Notes to Consolidated Financial Statements.

2009 ANNUAL REPORT	55

CONSOLIDATED BALANCE SHEET

		2008
		Restated
As at December 31 (in millions of Canadian dollars)	2009	(Note 2)
Assets
Current assets
Cash and cash equivalents (Note 11)	$679.1	$117.6
Accounts receivable (Note 12)	441.0	647.4
Materials and supplies	132.7	215.8
Future income taxes (Note 8)	128.1	76.5
Other	46.5	65.7

	1,427.4	1,123.0
Investments (Note 13)	156.7	151.1
Net properties (Note 14)	11,967.8	12,384.6
Assets held for sale	–	39.6
Goodwill and intangible assets (Note 17)	202.3	237.2
Prepaid pension costs and other assets (Note 16)	1,777.2	1,221.8

Total assets	$15,531.4	$15,157.3

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$–	$150.1
Accounts payable and accrued liabilities	917.3	1,034.9
Income and other taxes payable	31.9	42.2
Dividends payable	41.7	38.1
Long-term debt maturing within one year (Note 18)	392.1	44.0

	1,383.0	1,309.3
Other long-term liabilities (Note 20)	790.2	865.2
Long-term debt (Note 18)	4,102.7	4,685.8
Future income taxes (Note 8)	2,549.5	2,527.6
Shareholders’ equity
Share capital (Note 23)	1,746.4	1,220.8
Contributed surplus (Note 23)	33.5	40.2
Accumulated other comprehensive income (Note 10)	49.5	77.7
Retained income	4,876.6	4,430.7

	6,706.0	5,769.4

Total liabilities and shareholders’ equity	$15,531.4	$15,157.3

Commitments and contingencies (Note 28)

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:
	J.E. Cleghorn, Director, Chairman of the Board	M.W. Wright, Director, Chairman of the Audit, Finance and Risk Management Committee

56	2009 ANNUAL REPORT

CONSOLIDATED STATEMENT OF CASH FLOWS

		2008	2007
		Restated	Restated
Year ended December 31 (in millions of Canadian dollars)	2009	(Note 2)	(Note 2)
Operating activities
Net income	$612.4	$607.2	$932.1
Reconciliation of net income to cash provided by
operating activities:
Depreciation and amortization	488.9	442.5	427.5
Future income taxes (Note 8)	153.2	156.3	48.3
(Gain) loss in fair value of long-term floating rate notes/ asset-backed commercial paper (Note 19)	(6.3)	49.4	21.5
Foreign exchange (gain) loss on long-term debt	(5.8)	16.3	(169.8)
Amortization and accretion charges	9.5	10.1	12.1
Equity income, net of cash received (Note 15)	0.5	(50.8)	(12.9)
Gain on sales of partnership interest and significant properties (Note 4)	(160.3)	–	–
Net loss on repurchase of debt (Note 18)	16.6	–	–
Restructuring and environmental remediation payments (Note 22)	(45.1)	(53.4)	(61.0)
Pension funding in excess of expense	(589.0)	(53.2)	(28.8)
Other operating activities, net	(25.8)	27.5	57.0
Change in non-cash working capital balances related to operations (Note 24)	102.7	(132.2)	50.3

Cash provided by operating activities	551.5	1,019.7	1,276.3

Investing activities
Additions to properties (Note 14)	(722.4)	(832.9)	(836.0)
Additions to assets held for sale and other	–	(222.5)	(19.2)
Investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 15)	–	(8.6)	(1,492.6)
Proceeds from sale of properties and other assets (Note 4)	243.8	257.6	34.3
Redemption of long-term floating rate notes/ (investment in) asset-backed commercial paper (Note 19)	12.5	–	(143.6)
Other, net	7.4	9.7	–

Cash used in investing activities	(458.7)	(796.7)	(2,457.1)

Financing activities
Dividends paid	(162.9)	(148.7)	(133.1)
Issuance of CP Common Shares (Note 23)	513.5	19.7	30.4
Purchase of CP Common Shares (Note 23)	–	–	(231.1)
Net (decrease) increase in short-term borrowing	(150.1)	(79.6)	229.7
Issuance of long-term debt (Note 18)	872.7	1,068.7	1,745.3
Repayment of long-term debt (Note 18)	(618.6)	(1,340.7)	(187.7)
Settlement of treasury rate lock (Note 19)	–	(30.9)	–
Settlement of foreign exchange forward on long-term debt (Note 19)	34.1	–	–

Cash provided by (used in) financing activities	488.7	(511.5)	1,453.5

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(20.0)	28.0	(18.9)

Cash position
Increase (decrease) in cash and cash equivalents	561.5	(260.5)	253.8
Cash and cash equivalents at beginning of year	117.6	378.1	124.3

Cash and cash equivalents at end of year (Note 11)	$679.1	$117.6	$378.1

Certain of the comparative figures have been reclassified in order to be consistent with the 2009 presentation.

See Notes to Consolidated Financial Statements.

2009 ANNUAL REPORT	57

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Accumulated
			other		Total
	Share	Contributed	comprehensive	Retained	Shareholders’
(in millions of Canadian dollars)	capital	surplus	income	income	equity
Balance at December 31, 2006, as previously reported	$1,175.7	$32.3	$80.4	$3,586.1	$4,874.5
Adjustment for change in accounting policies (Note 2)			0.4	(197.5)	(197.1)

Balance at December 31, 2006, as restated	1,175.7	32.3	80.8	3,388.6	4,677.4
Net income				932.1	932.1
Other comprehensive income (loss)			(39.4)		(39.4)
Dividends declared				(138.4)	(138.4)
Shares purchased (Note 23)	(24.5)			(206.6)	(231.1)
Stock compensation expense		11.3			11.3
Shares issued under stock option plans	37.4	(1.2)			36.2

Balance at December 31, 2007	1,188.6	42.4	41.4	3,975.7	5,248.1
Net income				607.2	607.2
Other comprehensive income (loss)			36.3		36.3
Dividends declared				(152.2)	(152.2)
Stock compensation expense		7.8			7.8
Shares issued under stock option plans	32.2	(10.0)			22.2

Balance at December 31, 2008	1,220.8	40.2	77.7	4,430.7	5,769.4
Net income				612.4	612.4
Other comprehensive income (loss)			(28.2)		(28.2)
Dividends declared				(166.5)	(166.5)
Shares issued (Note 23)	495.2				495.2
Stock compensation (recovery) expense		(1.6)			(1.6)
Shares issued under stock option plans	30.4	(5.1)			25.3

Balance at December 31, 2009	$1,746.4	$33.5	$49.5	$4,876.6	$6,706.0

See Notes to Consolidated Financial Statements.

58	2009 ANNUAL REPORT

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009

1  Summary of significant accounting policies

CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with Canadian GAAP.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of Canadian Pacific Railway Limited (“CPRL”) and all of its subsidiaries and the proportionate share of the accounts of a jointly controlled enterprise (collectively referred to as “CP” or “the Company”). The Company’s investments in which it has significant influence are accounted for using the equity method.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties and intangible assets, future income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

PRINCIPAL SUBSIDIARIES

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All these subsidiaries are wholly owned, directly or indirectly, by CPRL as of December 31, 2009.

Incorporated under
Principal subsidiary	the laws of
Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

REVENUE RECOGNITION

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Other revenue is recognized as service is performed or contractual obligations are met. Volume rebates are accrued as a reduction of freight revenues based on estimated volumes and contract terms as freight service is provided.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less.

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

2009 ANNUAL REPORT	59

The accounts of the Company’s self-sustaining foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues and expenses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Other comprehensive income (loss)”. A portion of the U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. As a result, unrealized foreign exchange gains and losses on a portion of the U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of self-sustaining foreign subsidiaries’ accounts.

PENSIONS AND OTHER BENEFITS

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement (see Note 2 for further detail). Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment. Transitional assets and obligations, which arose from implementing the CICA Accounting Standard Section 3461 “Employee Future Benefits” effective January 1, 2000, are being amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at January 1, 2000 (13 years).

Benefits other than pensions, including post-retirement health care and life insurance, and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued on a basis similar to pension costs.

MATERIALS AND SUPPLIES

Materials and supplies on hand are valued at the lower of average cost and net realizable value.

PROPERTIES

Fixed asset additions and major renewals are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any impairments. The Company capitalizes development costs for major new computer systems, including the related variable indirect costs. In addition, CP capitalizes the cost of large refurbishments. When there is a legal obligation associated with the retirement of property, plant and equipment, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives. The property groups are depreciated based on their expected economic lives determined by studies of historical retirements of properties in the group and engineering estimates of changes in current operations and of technological advances. Actual use and retirement of assets may vary from current estimates, which would impact the amount of depreciation expense recognized in future periods.

For the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold.

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove, the net removal cost is charged to income in the period in which the asset is removed and is not charged to accumulated depreciation.

The Company constructs much of its new and replacement properties. The Company divides maintenance expenditures between additions to properties and operating expenses based on whether the expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds. Locomotive overhauls are expensed as incurred (Note 2).

60	2009 ANNUAL REPORT

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based on expected usage.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

ASSETS HELD FOR SALE

Assets to be disposed of are reported at the lower of the carrying amount and fair value, less costs to sell, and are no longer depreciated.

GOODWILL

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition which after the integration of operations with the railway network may be different than the acquired business.

The carrying value of goodwill, which is not amortized, is assessed for impairment annually in the fourth quarter of each year, or more frequently as economic events dictate. The fair value of the reporting unit is compared to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying value goodwill is potentially impaired. The impairment charge that would be recognized is the excess of the carrying value of the goodwill over the fair value of the goodwill, determined in the same manner as in a business combination.

INTANGIBLE ASSETS

Intangible assets with finite lives are amortized on a straight-line basis over the estimated useful lives of the respective assets. An option to expand the track network on DM&E has an amortization period of 100 years. Favourable leases, customer relationships and interline contracts have amortization periods ranging from four to 20 years. When there is a change in the estimated useful life of an intangible asset with a finite life, amortization is adjusted prospectively.

Intangible assets subject to amortization are tested for impairment whenever changes in circumstances warrant an analysis of the recoverability of these assets. If an impairment exists, the carrying value of these assets would be adjusted to fair value and an impairment charge recorded in income.

FINANCIAL INSTRUMENTS

Financial instruments are any contract that gives rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financial instruments are recognized initially at fair value, which is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties.

Subsequent measurement depends on how the financial instrument has been classified. Accounts receivable and investments, classified as loans and receivables, are measured at amortized cost using the effective interest rate method. Certain equity investments, classified as available for sale, are recognized at cost as fair value cannot be reliably established. Cash and cash equivalents, long-term floating rate notes, and asset-backed commercial paper (“ABCP”) are classified as held for trading and are measured at fair value. Accounts payable, accrued liabilities, short-term borrowings, dividends payable, other long-term liabilities and long-term debt, classified as financial liabilities, are also measured at amortized cost. The Company combines transaction costs and premiums or discounts directly attributable to the issuance of long-term debt with the initial fair value of the debt and amortizes these amounts to earnings using the effective interest method.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments may be used from time to time by the Company to manage its exposure to risks relating to foreign currency exchange rates, stock-based compensation, interest rates and fuel prices. When CP utilizes derivative instruments in hedging relationships, CP identifies, designates and documents those hedging transactions and regularly tests the transactions to demonstrate effectiveness in order to continue hedge accounting.

All derivative instruments are classified as held for trading and recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Consolidated Statement of Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Prepaid pension costs and other assets”, “Other long-term liabilities”, “Other” current assets or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, and “Net interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income (loss)”. Any

2009 ANNUAL REPORT	61

ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive income” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive income” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive income” are reclassified to the same income or balance sheet account that records the hedged item.

In the Consolidated Statement of Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related hedged item.

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

The Company has a fuel-hedging program under which CP acquires crude oil and / or diesel future contracts for a portion of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, foreign exchange forward contracts may be used as part of the fuel-hedging program to manage the foreign exchange variability component of CP’s fuel price risk. These agreements are accounted for as cash flow hedges. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

The Company has entered into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in tandem stock appreciation rights (“TSAR”), deferred share units (“DSU”), and restricted share units (“RSU”). These are not designated as hedges and are recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.

RESTRUCTURING ACCRUAL AND ENVIRONMENTAL REMEDIATION

Restructuring liabilities are recorded at their present value. The discount related to liabilities incurred in 2003 and subsequent years is amortized to “Compensation and benefits” and “Purchased services and other” over the payment period. The discount related to liabilities incurred prior to 2003 is amortized to “Other income and charges” over the payment period. Environmental remediation accruals, recorded on an undiscounted basis, cover site-specific remediation programs. Provisions for labour restructuring and environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

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

STOCK-BASED COMPENSATION

CP follows the fair value based approach to account for stock options. Compensation expense and an increase in contributed surplus are recognized for stock options over their vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, based on their estimated fair values on the grant date, as determined using the Black-Scholes option-pricing model.

62	2009 ANNUAL REPORT

With the granting of stock options, employees may be simultaneously granted Share Appreciation Rights (“SARs”), which provide the employee the choice to either exercise the stock option for shares, or to exercise the TSAR and thereby receive the intrinsic value of the stock option in cash. Options with TSARs are awards that may call for settlement in cash and, therefore, are recorded as liabilities. Changes in this liability, which arise from fluctuation in the market price of CP’s common shares are recorded in compensation and benefits expense over the vesting period. If an employee chooses to exercise the option, thereby cancelling the TSAR, both the exercise price and the liability are settled to “Share capital”.

Forfeitures and cancellations of options are accounted for when they occur except for tandem options where forfeitures are estimated on the grant date. Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from contributed surplus and credited to share capital.

Compensation expense is also recognized for TSARs, DSUs, PSUs and RSUs, using the intrinsic method, and employee share purchase plans, using the issue price, by amortizing the cost over the vesting period. Once fully vested, the liability for TSARs, DSUs, PSUs and RSUs are marked-to-market until exercised.

Forfeitures and cancellations of TSARs, DSUs, PSUs and RSUs are accounted for when they occur.

2  Accounting changes

PENSION PRIOR SERVICE COSTS

During 2009, CP changed its accounting policy for the treatment of prior service pension costs for unionized employees. In previous periods, CP had amortized these costs over the expected average remaining service period for employees. CP now amortizes these costs over the remaining contract term. The change in policy was made to provide more relevant information by amortizing the costs based on the contract term as CP generally renegotiates union contracts on a routine and consistent basis that is substantially shorter than the expected average remaining service period. The change has been accounted for on a retrospective basis. As a result of the change the following increases (decreases) to financial statement line items occurred:

	Year ended December 31			As at December 31		As at January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007
Compensation and benefits	$0.9	$0.1	$(10.1)
Income tax expense	1.2	0.3	7.3

Net income	$(2.1)	$(0.4)	$2.8

Basic earnings per share	$(0.01)	$–	$0.02
Diluted earnings per share	$(0.01)	$–	$0.02
Prepaid pension costs and other assets				$(105.1)	$(104.2)	$(114.2)

Future income tax liability				(27.0)	(28.2)	(35.8)
Retained income				(78.1)	(76.0)	(78.4)

LOCOMOTIVE OVERHAULS

During 2009, CP changed its accounting policy for the treatment of locomotive overhaul costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the overhaul. These costs are now expensed to better represent the nature of overhaul expenditures on locomotives. This policy aligns the treatment of locomotive costs with CP’s current operational practices, which have changed

2009 ANNUAL REPORT	63

over recent years and gradually shifted to be more in the nature of a repair. The change has been accounted for on a retrospective basis. As a result of the change, the following increases (decreases) to financial statement line items occurred:

	Year ended December 31			As at December 31		As at January 1
(in millions of Canadian dollars, except per share data)	2009	2008	2007	2009	2008	2007
Depreciation and amortization	$(43.5)	$(48.8)	$(44.5)
Compensation and benefits	0.1	0.5	0.9
Materials	13.8	35.0	36.7
Purchased services and other	29.3	23.8	19.6

Total increases	43.2	59.3	57.2

Total operating expenses	(0.3)	10.5	12.7
Equity income in DM&E	—	(0.4)	(1.1)
Income tax expense	1.3	(2.6)	2.5

Net income	$(1.0)	$(8.3)	$(16.3)

Basic earnings per share	$(0.01)	$(0.05)	$(0.11)
Diluted earnings per share	$(0.01)	$(0.05)	$(0.11)

Other comprehensive income	2.1	(2.4)	1.4

Comprehensive income	$1.1	$(10.7)	$(14.9)

Cash provided by operating activities	$(43.2)	$(59.3)	$(57.2)
Cash used in investing activities	$43.2	$59.3	$57.2

Net properties				$(187.9)	$(191.8)	$(164.4)
Future income taxes liability				(51.5)	(54.3)	(52.6)
Accumulated other comprehensive income				1.5	(0.6)	0.4
Retained income				(137.9)	(136.9)	(112.2)

64	2009 ANNUAL REPORT

GOODWILL AND INTANGIBLE ASSETS

In February 2008, the Canadian Institute of Chartered Accountants (“CICA”) issued accounting standard Section 3064 “Goodwill and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. Section 3064, which replaces Section 3062, establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Various changes have been made to other sections of the CICA Handbook for consistency purposes. The new Section was applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company adopted the new standards for its fiscal year beginning January 1, 2009. The provisions of Section 3064 were adopted retrospectively, with restatement of prior periods.

As a result of this adoption, the Company has retroactively expensed certain expenditures related to pre-operating periods of a facility, rather than recording them as assets in “Prepaid pension costs and other assets” and “Net properties”. The adoption of Section 3064 resulted in a reduction to opening retained income of $6.9 million at January 1, 2007, $7.4 million at January 1, 2008 and $10.4 million at January 1, 2009. For the year ended December 31, 2008, the adoption of this section resulted in an increase to “Purchased services and other” expense of $5.0 million (2007 – $0.8 million), a decrease to “Income tax expense” of $2.0 million (2007 – $0.3 million), and a $0.02 (2007 – $nil) decrease to previously reported basic and diluted earnings per share.

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

This abstract applies to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009. The adoption of this abstract did not impact the Company’s financial statements.

FINANCIAL INSTRUMENTS – DISCLOSURES

The CICA amended Section 3862 “Financial Instruments – Disclosures”, to include additional disclosures about fair value measurements and to enhance liquidity risk disclosures associated with financial instruments. This standard is effective for the annual period ending December 31, 2009. The adoption of this standard did not impact the amounts reported in the Company’s financial statements as it relates to disclosure.

3  Future accounting changes

U.S. GAAP / INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, registrants were to adopt U.S. GAAP on or before this date. CP has determined that, commencing on January 1, 2010, it will adopt U.S. GAAP for its financial reporting, which will be consistent with the reporting of other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.

BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS

In January 2009, the CICA issued three new standards:

Business combinations, Section 1582

This section which replaces the former Section 1581 “Business combinations” and provides the Canadian equivalent to IFRS 3 “Business Combinations” (January 2008). The new standard requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at fair value including contingent assets and liabilities; and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed.

Consolidated financial statements, Section 1601 and Non-controlling interests, Section 1602

These two sections replace Section 1600 “Consolidated financial statements”. Section 1601 “Consolidated financial statements” carries forward guidance from Section 1600 “Consolidated financial statements” with the exception of non-controlling interests which are addressed in a separate section. Section 1602 “Non-controlling interests”, requires the Company to report non-controlling interests within equity, separately from the equity of the owners of the parent, and transactions between an entity and non-controlling interests as equity transactions.

2009 ANNUAL REPORT	65

All three standards are effective January 1, 2011. The Company will not adopt these standards given the decision to report under U.S. GAAP effective January 1, 2010.

4  Gain on sales of partnership interest and significant properties

During 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were $110 million. Additional proceeds of $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

During 2009, the Company also completed two significant real estate sales, including Windsor Station and land in Western Canada, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in Western Canada for transit purposes for proceeds of $43.0 million.

5  Loss on termination of lease with shortline railway

During 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $20.6 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction recognized in the fourth quarter was $54.5 million ($37.6 million after tax).

6  Other income and charges

(in millions of Canadian dollars)	2009	2008	2007
Accretion charges on accruals recorded at present value	$8.7	$6.4	$8.1
Accretion income on long-term floating rate notes (Note 19)	(2.9)	–	–
(Gain) loss in fair value of long-term floating rate notes/ ABCP (Note 19)	(6.3)	49.4	21.5
Net loss on repurchase of debt (Note 18)	16.6	–	–
Other exchange (gains) losses	(0.4)	6.1	5.8
Foreign exchange (gain) loss on long-term debt	(5.8)	16.3	(169.8)
Other	9.0	10.2	15.7

Total other income and charges	$18.9	$88.4	$(118.7)

66	2009 ANNUAL REPORT

7  Net interest expense

(in millions of Canadian dollars)	2009	2008	2007
Interest cost	$293.4	$280.3	$221.1
Interest capitalized to net properties	(14.3)	(9.9)	(1.5)

Interest expense	279.1	270.4	219.6
Interest income	(6.0)	(9.3)	(15.3)

Net interest expense	$273.1	$261.1	$204.3

Gross cash interest payments	$289.8	$269.6	$208.9

Interest expense includes interest on capital leases of $27.3 million for the year ended December 31, 2009 (2008 – $20.9 million; 2007 – $21.6 million).

8  Income taxes

The following is a summary of the major components of the Company’s income tax expense:

		2008	2007
		Restated	Restated
(in millions of Canadian dollars)	2009	(Note 2)	(Note 2)
Canada (domestic)
Current income tax (recovery) expense	$(51.0)	$14.0	$69.8

Future income tax expense
Origination and reversal of temporary differences	185.2	15.2	163.2
Effect of tax rate decreases	(57.9)	(14.9)	(152.2)
Effect of hedge of net investment in self-sustaining foreign subsidiaries	(31.4)	40.2	(9.7)
Other	(8.1)	–	(6.9)

Total future income tax expense (recovery)	87.8	40.5	(5.6)

Total income taxes (domestic)	$36.8	$54.5	$64.2

Other (foreign)
Current income tax (recovery) expense	$(0.7)	$(34.4)	$36.2

Future income tax expense
Origination and reversal of temporary differences	74.6	129.9	64.2
Other	(9.2)	(14.1)	(10.3)

Total future income tax expense	65.4	115.8	53.9

Total income taxes (foreign)	$64.7	$81.4	$90.1

Total
Current income tax (recovery) expense	$(51.7)	$(20.4)	$106.0
Future income tax expense	153.2	156.3	48.3

Total income taxes (domestic and foreign)	$101.5	$135.9	$154.3

2009 ANNUAL REPORT	67

The provision for future income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the future income tax assets and liabilities are as follows:

		2008
		Restated
(in millions of Canadian dollars)	2009	(Note 2)
Future income tax assets
Restructuring liability	$21.4	$29.1
Amount related to tax losses carried forward	224.2	92.3
Liabilities carrying value in excess of tax basis	56.0	124.2

Future environmental remediation costs	42.6	53.9
Other	82.4	88.3

Total future income tax assets	426.6	387.8

Future income tax liabilities
Capital assets carrying value in excess of tax basis	2,387.7	2,503.4
Other long-term assets carrying value in excess of tax basis	438.6	299.1
Other	21.7	36.4

Total future income tax liabilities	2,848.0	2,838.9

Total net future income tax liabilities	2,421.4	2,451.1
Current future income tax assets	128.1	76.5

Long-term future income tax liabilities	$2,549.5	$2,527.6

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

		2008	2007
		Restated	Restated
(in millions of Canadian dollars)	2009	(Note 2)	(Note 2)
Expected income tax expense at Canadian statutory tax rates	$219.3	$234.3	$332.5
Increase (decrease) in taxes resulting from:
Items not subject to tax	(25.0)	(61.6)	(62.5)
Foreign tax rate differentials	(6.8)	(0.2)	33.8
Effect of tax rate decreases	(57.9)	(14.9)	(152.2)
Other	(28.1)	(21.7)	2.7

Income tax expense	$101.5	$135.9	$154.3

The Company has no unrecognized capital losses at December 31, 2009 and 2008.

In 2009, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $57.9 million benefit in future tax liability and income tax expense, related to the revaluation of its future income tax balances as at December 31, 2008.

In 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $14.9 million benefit in future tax liability and income tax expense, related to the revaluation of its future income tax balances as at December 31, 2007.

68	2009 ANNUAL REPORT

In 2007, legislation was enacted to reduce Canadian federal corporate income tax rates over a period of several years. As a result of these changes, the Company recorded a $152.2 million benefit in future tax liability and income tax expense, related to the revaluation of its future income tax balances as at December 31, 2006.

Cash taxes recovered, net of payments in the year ended December 31, 2009, were $38.9 million (2008 net cash taxes paid $59.0 million; 2007 net cash taxes paid $6.7 million). Cash taxes paid in the year ended December 31, 2009, were $11.4 million (2008 – $70.0 million; 2007 – $18.8 million).

9  Earnings per share

At December 31, 2009, the number of shares outstanding was 168.5 million (2008 – 153.8 million).

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2009, there were 1.6 million dilutive options outstanding (2008 – 1.5 million; 2007 – 4.5 million). These option totals at December 31, 2009 exclude 1.3 million options (2008 – 1.0 million; 2007 – 2.4 million) for which there are TSARs outstanding (Note 26), as these are not included in the dilution calculation.

The number of shares used in the earnings per share calculations is reconciled as follows:

		2008	2007
		Restated	Restated
(in millions)	2009	(Note 2)	(Note 2)
Weighted average shares outstanding	166.3	153.7	154.0
Dilutive effect of weighted average number of stock options	0.5	1.8	1.6

Weighted average diluted shares outstanding	166.8	155.5	155.6

(in dollars)

Basic earnings per share	$3.68	$3.95	$6.05

Diluted earnings per share	$3.67	$3.91	$5.99

In 2009, the weighted-average number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 2,818,398 (2008 – 1,344,669; 2007 – 3,183).

10  Other comprehensive (loss) income and accumulated other comprehensive income

The components of “Accumulated other comprehensive income” are as follows:

		2008
		Restated
(in millions of Canadian dollars)	2009	(Note 2)
Unrealized foreign exchange (loss) gain on translation of the net investment in U.S. subsidiaries	$(186.2)	$60.0
Unrealized foreign exchange gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	252.3	39.3
Deferred loss on settled hedge instruments	(18.3)	(20.6)
Unrealized effective gains (losses) on cash flow hedges	1.7	(1.0)

Accumulated other comprehensive income	$49.5	$77.7

2009 ANNUAL REPORT	69

Components of “Other comprehensive income (loss)” and the related tax effects are as follows:

		2008	2007
		Restated	Restated
(in millions of Canadian dollars)	2009	(Note 2)	(Note 2)
Accumulated other comprehensive income – January 1	$77.7	$41.4	$80.8
Other comprehensive (loss) income:
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	(246.4)	305.1	(77.0)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (net of tax of $(31.4) million, $40.2 million, and $(9.7) million, respectively)	213.1	(257.3)	61.3
Change in derivatives designated as cash flow hedges:
Realized loss (gain) on cash flow hedges recognized in income (net of tax of $(1.4) million, $3.2 million, and $4.0 million, respectively)	3.4	(7.8)	(6.6)
Unrealized gain (loss) on cash flow hedges (net of tax of $(0.8) million, $1.4 million, and $9.1 million, respectively)	1.7	(3.7)	(17.1)

Other comprehensive (loss) income	(28.2)	36.3	(39.4)

Accumulated other comprehensive income – December 31	$49.5	$77.7	$41.4

During the next twelve months, the Company expects $2.5 million ($1.7 million after tax) of unrealized holding gains on derivative instruments to be realized and recognized in the Consolidated Statement of Income. Derivative instruments designated as cash flow hedges will mature during the period ending December 2010.

11  Cash and cash equivalents

(in millions of Canadian dollars)	2009	2008
Cash	$35.8	$11.3
Short-term investments:
Government guaranteed investments	628.6	–
Deposits with financial institutions	14.7	106.3

Total cash and cash equivalents	$679.1	$117.6

12  Accounts receivable

(in millions of Canadian dollars)	2009	2008
Freight	$316.8	$464.1
Non-freight	155.2	215.1

	472.0	679.2
Allowance for doubtful accounts	(31.0)	(31.8)

	$441.0	$647.4

70	2009 ANNUAL REPORT

The Company maintains an allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2009, allowances of $31.0 million (2008 – $31.8 million) were recorded in “Accounts receivable”. During 2009, $4.6 million related to doubtful accounts (2008 – $14.4 million) was expensed within “Purchased services and other”.

During 2008, the Company’s accounts receivable securitization program was terminated and settled. As a result, the Company’s “Accounts receivable” increased by $120.0 million and in the Consolidated Statement of Cash Flows the “Change in non-cash working capital balances related to operations” reflects an outflow of $120.0 million.

13  Investments

(in millions of Canadian dollars)	2009	2008
Rail investments accounted for on an equity basis	$56.1	$48.4
Long-term floating rate notes / ABCP (Note 19)	69.3	72.7
Other investments	31.3	30.0

Total investments	$156.7	$151.1

During 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5% (Note 4). Effective April 1, 2009, the Company discontinued proportionate consolidation and is accounting for its remaining investment in the DRTP under the equity method of accounting.

In the prior year the Company accounted for its 50% investment in DRTP on a proportionate consolidation basis. Summarized financial information for the Company’s interest in the DRTP is as follows:

2008
Restated
(in millions of Canadian dollars)	(Note 2)
Total assets	$40.8
Total liabilities	2.9
Revenues	10.3

14  Net properties

					2008
		2009				Restated (note 2)
	Annual		Accumulated	Net book		Accumulated	Net book
(in millions of Canadian dollars)	rate	Cost	depreciation	value	Cost	depreciation	value
Track and roadway	2.9%	$11,590.1	$3,197.5	$8,392.6	$11,862.4	$3,195.0	$8,667.4
Buildings	2.8%	357.3	115.4	241.9	366.5	126.8	239.7
Rolling stock	2.9%	3,369.7	1,327.1	2,042.6	3,497.4	1,340.2	2,157.2
Information systems(1)	8.2%	639.7	276.2	363.5	609.9	240.0	369.9
Other	4.7%	1,339.7	412.5	927.2	1,418.0	467.6	950.4

Total net properties		$17,296.5	$5,328.7	$11,967.8	$17,754.2	$5,369.6	$12,384.6

(1)	Additions during 2009 were $42.9 million (2008 – $55.6 million; 2007 – $48.8 million) and depreciation expense was $47.5 million (2008 – $44.5 million; 2007 – $50.5 million).

2009 ANNUAL REPORT	71

CAPITAL LEASES INCLUDED IN PROPERTIES

	2009			2008
		Accumulated	Net book		Accumulated	Net book
(in millions of Canadian dollars)	Cost	depreciation	value	Cost	depreciation	value
Buildings	$0.5	$0.1	$0.4	$–	$–	$–
Rolling stock	536.2	139.3	396.9	604.3	152.6	451.7
Other	4.5	1.8	2.7	5.6	1.3	4.3

Total assets held under capital lease	$541.2	$141.2	$400.0	$609.9	$153.9	$456.0

During 2009, properties were acquired under the Company’s capital program at an aggregate cost of $722.2 million (2008 – $922.3 million; 2007 – $850.9 million), $0.8 million of which were acquired by means of capital leases (2008 – $79.5 million; 2007 – $12.1 million). Cash payments related to capital purchases were $722.4 million in 2009 (2008 – $832.9 million; 2007 – $836.0 million). At December 31, 2009, $11.0 million (2008 – $9.4 million; 2007 – $2.1 million) remained in accounts payable related to the above purchases.

15  Equity income

DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION (“DM&E”)

DM&E was acquired on October 4, 2007 and is wholly owned by the Company. The purchase was subject to review and approval by the U.S. Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the purchase effective on October 30, 2008, at which time the Company assumed control of the DM&E.

The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the STB and the Company assumed control. Equity income in DM&E for the period of October 4, 2007 to December 31, 2007 of $11.2 million and equity income in 2008 earned prior to STB approval effective October 30, 2008 of $50.9 million, are recorded in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation” on the Consolidated Statement of Income. Subsequent to October 30, 2008 the results of DM&E are consolidated on a line-by-line basis.

DM&E was purchased for $1.5 billion resulting in goodwill of US$147 million (Note 17) as at October 4, 2007. Future contingent payments of up to approximately US$1.1 billion consisting of US$390 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$740 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price. Certain intangible assets acquired are subject to amortization. Neither the amortization of intangible assets nor goodwill are deductible for tax purposes.

OTHER EQUITY INVESTMENTS

CP’s investment in the DRTP generated income before tax of $3.4 million in 2009 (2008 – $8.6 million; 2007 – $9.7 million). The equity loss from the Company’s investment in the CNCP Niagara-Windsor Partnership was $0.5 million in 2009 (2008 – loss of $0.6 million; 2007 – income of $0.2 million). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $2.2 million in 2009 (2008 – $5.6 million; 2007 – $4.1 million).

72	2009 ANNUAL REPORT

16  Prepaid pension costs and other assets

		2008
		Restated
(in millions of Canadian dollars)	2009	(Note 2)
Prepaid pension costs (Note 25)	$1,644.4	$1,056.0
Other	132.8	165.8

Total prepaid pension costs and other assets	$1,777.2	$1,221.8

Other includes various long-term assets such as loans receivable, contributions to customers, and certain material and supplies.

17  Goodwill and intangible assets

(in millions of Canadian dollars)	Goodwill	Intangible assets
Balance at December 31, 2007	$–	$–
Additions (Note 15)	147.1	50.0
Amortization	–	(2.0)
Foreign exchange impact	32.5	9.6
Balance at December 31, 2008	$179.6	$57.6
Amortization	–	(2.5)
Foreign exchange impact	(24.7)	(7.7)

Balance at December 31, 2009	$154.9	$47.4

Intangible assets includes an option to expand the track network, favourable leases, customer relationships and interline contracts acquired in a business acquisition.

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition the operations of DM&E have been integrated with CP’s U.S. operations, the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain. Given the downturn in the world economy, CP monitored the fair value of the related reporting unit for potential impairment during the year. The annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 10%. Decreases to the profit projections, which could be caused by a prolonged economic recession, or increases to the discount rate used in the valuation could require an impairment in future periods. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2009 goodwill was $154.9 million (2008 – $179.6 million).

Intangible assets of $47.4 million includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge is recognized immediately. Annual amortization over the period 2010 to 2014 are expected to be approximately $2 million per year.

2009 ANNUAL REPORT	73

18  Long-term debt

		Currency
		in which
(in millions of Canadian dollars)	Maturity	payable	2009	2008
4.90% 7-year Medium Term Notes (A)	June 2010	CDN$	$350.0	$349.9
6.250% 10-year Notes (A)	Oct. 2011	US$	264.2	505.7
5.75% 5-year Notes (A)	May 2013	US$	105.8	483.3
6.50% 10-year Notes (A)	May 2018	US$	286.6	362.0
6.25% 10-year Medium Term Notes (A)	June 2018	CDN$	371.1	370.7
7.250% 10-year Notes (A)	May 2019	US$	363.2	–
9.450% 30-year Debentures (A)	Aug. 2021	US$	258.8	301.2
7.125% 30-year Debentures (A)	Oct. 2031	US$	362.0	420.8
5.750% 30-year Debentures (A)	Mar. 2033	US$	250.6	292.4
5.95% 30-year Notes (A)	May 2037	US$	459.4	534.3
6.45% 30-year Notes (A)	Nov. 2039	CDN$	397.8	–
Secured Equipment Loan (B)	Aug. 2015	CDN$	136.1	139.3
5.41% Senior Secured Notes (C)	Mar. 2024	US$	131.1	156.7
6.91% Secured Equipment Notes (D)	Oct. 2024	CDN$	198.4	205.9
5.57% Senior Secured Notes (E)	Dec. 2024	US$	66.9	–
7.49% Equipment Trust Certificates (F)	Jan. 2021	US$	111.7	133.3
Bank loan payable on demand (5.883%) (G)	June 2010	CDN$	5.7	5.4
Other Long Term Loans (4.00% – 5.65%)	2010-2015	US$	5.3	5.4
Obligations under capital leases (5.20% – 9.38%) (H)	2010-2026	US$	319.7	406.4
Obligations under capital leases (5.64% – 5.65%) (H)	2013-2031	CDN$	12.0	12.8

			4,456.4	4,685.5
Perpetual 4% Consolidated Debenture Stock (I)		US$	32.0	37.2
Perpetual 4% Consolidated Debenture Stock (I)		GB£	6.4	7.1

			4,494.8	4,729.8
Less: Long-term debt maturing within one year			392.1	44.0

			$4,102.7	$4,685.8

At December 31, 2009, the gross amount of long-term debt denominated in U.S. dollars was US$2,911.2 million (2008 – US$3,009.8 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2009 are (in millions): 2010 – $381.6; 2011 – $289.2; 2012 – $38.1; 2013 – $148.3; 2014 – $44.2.

A. These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

During May 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of CDN$408.2 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555.3 million pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment

74	2009 ANNUAL REPORT

(gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (Note 19). The following table summarizes the principal amount, carrying amount and cost to redeem repurchased debt:

		Principal		Carrying	Cost to
		amount		amount	redeem
(in millions)	Maturity	in USD		in CDN	in CDN
6.250% Notes	2011	$154.3		$184.1	$184.6
5.75% Notes	2013	298.6		342.7	359.1
6.50% Notes	2018	24.8	*	28.5	28.2

Total debt tendered		$477.7		$555.3	$571.9

*	Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.

During November 2009, the Company issued $400 million 6.45% 30-year Notes. Net proceeds from this offering were $397.8 million. The proceeds from this offering were used for general corporate purposes.

During 2008, the Company issued US$400 million 5.75% 5-year Notes, US$300 million 6.50% 10-year Notes and CDN$375 million 6.25% 10-year Medium Term Notes. Net proceeds from these offerings were CDN$1,068.7 million. The proceeds from these offerings were used to partially repay the temporary bridge financing used to acquire the DM&E.

B. The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $130.7 million at December 31, 2009. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2009 – 1.82%; 2008 – 4.28%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53.2 million is due in August 2015.

C. The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $172.9 million at December 31, 2009. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of US $49.4 million is due in March 2024.

D. The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $171.5 million at December 31, 2009. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E. During December 2009, the Company issued US$64.7 million of 5.57% Senior Secured Notes for net proceeds of CDN$66.7 million. The Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $76.4 million at December 31, 2009. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of US$33.0 million is due in December 2024.

F. The 7.49% Equipment Trust Certificates are collateralized by specific locomotive units with a carrying value of $119.7 million at December 31, 2009. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of US$10.9 million is due in January 2021.

G. The bank loan payable on demand matures June 2010 and carries an interest rate of 5.883%. The amount of the loan was $219.8 million at December 31, 2009 (2008 – $207.2 million). The Company has offset against this loan a financial asset of $214.1 million (2008 – $201.8 million) with the same financial institution.

2009 ANNUAL REPORT	75

H. At December 31, 2009, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2010	$33.4
	2011	33.4
	2012	33.8
	2013	31.9
	2014	177.1
	Thereafter	213.1

Total minimum lease payments		522.7
Less: Imputed interest		(191.0)

Present value of minimum lease payments		331.7
Less: Current portion		(10.5)

Long-term portion of capital lease obligations		$321.2

The carrying value of the assets collateralizing the capital lease obligations was $400.0 million at December 31, 2009.

I. The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

19  Financial instruments

The Company uses the following methods and assumptions to estimate initial and subsequent fair values of each class of financial instrument for recognition and/or disclosure as follows:

Loans and receivables
Accounts receivable – The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments – The fair value of long-term receivables is determined using discounted cash flow analysis and observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities, short-term borrowings and dividends payable – The carrying amounts approximate fair value because of the short maturity of these instruments.

Other long-term liabilities – The fair value of contractual amounts payable over a period greater than one year are valued at an amount equal to the discounted future cash flow using a discount rate that reflects market prices to settle liabilities with similar terms and maturities.

Long-term debt – The fair value of publicly traded long-term debt is determined based on market prices. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

Available for sale
Investments – Certain equity investments, which do not represent control or significant influence and which are accounted for on a cost basis, have a carrying value that equals cost as fair value cannot be reliably established. There are no quoted prices in an active market for these investments.

Held for trading
Derivative instruments are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments. Changes in fair values of such derivatives are recognized in net income as they arise.

Cash and cash equivalents – The carrying amount is equal to fair value because of the short maturity of these instruments.

76	2009 ANNUAL REPORT

Investments – Long-term floating rate notes / ABCP are carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

Fair value of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

☐	Level 1: This category includes assets and liabilities measured at fair value based on unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date. An active market for an asset or liability is considered to be a market where transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

☐	Level 2: This category includes valuations determined using directly or indirectly observable inputs other than quoted prices included within Level 1. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data. Such valuation techniques include inputs such as quoted forward prices, time value, volatility factors and broker quotes that can be observed or corroborated in the market. Instruments valued using inputs in this category include non exchange traded derivatives such as over the counter financial forward contracts, as well as swaps for which observable inputs can be obtained for the entire duration of the derivative instrument.

☐	Level 3: This category includes valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.

When possible, the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Levels 2 and 3, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. A detailed analysis of the techniques used to value the Company’s long-term floating rate notes is discussed further below.

The following table presents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis, all of which are held for trading, as at December 31, 2009.

(in millions of Canadian dollars)	Level 1	Level 2	Level 3	Total
Financial assets
Current derivative assets	$–	$2.5	$–	$2.5
Long-term derivative assets	–	0.2	–	0.2
Investments	–	–	69.3	69.3
Financial liabilities
Current derivative liabilities	–	18.2	–	18.2

LONG-TERM FLOATING RATE NOTES/ABCP

At December 31, 2009, the Company held replacement long-term floating rate notes, with a total settlement value of $129.1 million and a carrying value of $69.3 million. At December 31, 2008, the Company held the original ABCP issued by a number of trusts with an original cost of $143.6 million and a carrying value of $72.7 million.

On January 12, 2009, a Canadian Court granted an order for the implementation of a restructuring plan for the ABCP and the restructuring was completed on January 21, 2009. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

During 2009, the Company received $0.2 million in partial redemption of its Master Asset Vehicle (“MAV”) 2 Class A-1 notes and MAV 2 Class 7 Ineligible Assets (“IA”) Tracking notes. These redemptions were close to the original investment value of the redeemed notes. As well, the Company received $12.3 million in partial redemption of its MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes and MAV 2 Class 8 IA Tracking notes representing 100% of the original investment value of the redeemed notes. Additionally, $1.2 million of MAV 2 Class 14 notes

2009 ANNUAL REPORT	77

were fully redeemed with no proceeds being received by CP. As a result of the restructuring and the subsequent redemptions of notes, at December 31, 2009 the Company held replacement long-term floating rate notes with settlement values, as follows:

☐	$116.8 million MAV 2 notes with eligible assets represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets with expected repayments over approximately five to seven years:

☐	Class A-1: $59.1 million
☐	Class A-2: $45.9 million
☐	Class B: $8.3 million
☐	Class C: $3.5 million

☐	$12.1 million MAV 2 IA Tracking notes representing assets that have an exposure to US mortgages and sub-prime mortgages with expected repayments over approximately three and a half to 19 years:

☐	Class 3: $0.5 million
☐	Class 6: $5.5 million
☐	Class 7: $3.4 million
☐	Class 8: $0.1 million
☐	Class 13: $2.6 million

☐	$0.2 million MAV 3 Class 9 TA Tracking notes with expected repayments over approximately seven years.

The MAV 2 Class A-1 notes have received an A rating by DBRS. However, on August 11, 2009, the rating for the MAV 2 Class A-2 notes was downgraded from A to BBB (low) under a negative watch by DBRS.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2009 and ABCP at December 31, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. This valuation technique is categorized as Level 3 within the fair value hierarchy. The above noted redemption of notes and other minor changes in assumptions have resulted in a gain of $6.3 million (2008 – loss of $49.4 million, 2007 – loss of $21.5 million). The interest rates and maturities of the various long-term floating rate notes and ABCP, discount rates and credit losses modelled at December 31, 2009 and 2008 are:

	2009	2008
Probability weighted average coupon interest rate	Nil%	2.2%
Weighted average discount rate	7.9%	9.1%
Expected repayments of long-term floating rate notes	Three and a half to 19 years	Five to eight years, other than certain tracking notes to be paid down on restructuring
Credit losses	MAV 2 eligible asset notes: nil to 100%	Notes expected to be rated(1): nil to 25%
	MAV 2 IA Tracking notes: 25%	Notes not expected to be rated(2): 25 to 100%
	MAV 3 Class 9 TA Tracking notes: nil%

(1) TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.
(2) Class B and Class C subordinated notes and IA Tracking notes.

78	2009 ANNUAL REPORT

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $69.3 million at December 31, 2009 (2008 — ABCP $72.7 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	Original	Estimated
(in millions of Canadian dollars)	cost	fair value
As at January 1, 2008	$143.6	$122.1
Change in market assumptions	–	(49.4)

As at December 31, 2008	143.6	72.7
Change due to restructuring, January 21, 2009	(0.8)	–
Redemption of notes	(13.7)	(8.0)
Accretion	–	2.9
Change in market assumptions	–	1.7

As at December 31, 2009	$129.1	$69.3

Accretion and gains and losses resulting from the redemption of notes and changes in market assumptions are reported in “Other income and charges”.

Sensitivity analysis is presented below for key assumptions at December 31, 2009:

	Change in fair value of
(in millions of Canadian dollars)	long-term floating rate notes
Coupon interest rate
50 basis point increase	$2.3
50 basis point decrease	Nil	(1)
Discount rate
50 basis point increase	$(2.1)
50 basis point decrease	$2.2

(1)	Notes are currently not expected to receive any coupon interest.

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

2009 ANNUAL REPORT	79

Carrying value and fair value of financial instruments

The table below reconciles carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories:

				2008 Restated (Note 2)
	2009
	Carrying Value of	Carrying Value of		Carrying Value of	Carrying Value of
	Financial Assets /	Other Assets /	Balance Sheet	Financial Assets /	Other Assets /	Balance Sheet
(in millions of Canadian dollars)	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount
Assets
Cash and cash equivalents	$679.1	$–	$679.1	$117.6	$–	$117.6

Accounts receivable
Trade accounts receivable	419.6	–		638.7	–
Other	–	21.4		–	8.7

	419.6	21.4	441.0	638.7	8.7	647.4

Other
Derivatives	2.5	–		10.4	–
Other	–	44.0		–	55.3

	2.5	44.0	46.5	10.4	55.3	65.7

Investments
Equity investments at cost	15.8	–		18.3	–
Long-term receivables at amortized cost	15.8	–		10.8	–
Long-term floating rate notes / ABCP	69.3	–		72.7	–
Other	–	55.8		–	49.3

	100.9	55.8	156.7	101.8	49.3	151.1

Prepaid pension costs and other assets
Derivatives	0.2	–		71.0	–
Other	–	1,777.0		–	1,150.8

	0.2	1,777.0	1,777.2	71.0	1,150.8	1,221.8

Liabilities
Short-term borrowings	$–	$–	$–	$150.1	$–	$150.1

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities	750.5	–		899.0	–
Derivatives	18.2	–		4.6	–
Other	–	148.6		–	131.3

	768.7	148.6	917.3	903.6	131.3	1,034.9

Dividends payable	41.7	–	41.7	38.1	–	38.1

Long-term debt maturing within one year	392.1	–	392.1	44.0	–	44.0

Other long-term liabilities
Derivatives	–	–		67.9	–
Other long-term liabilities	101.2	–		90.8	–
Other	–	689.0		–	706.5

	101.2	689.0	790.2	158.7	706.5	865.2

Long-term debt	4,102.7	–	4,102.7	4,685.8	–	4,685.8

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,494.8 million at December 31, 2009 (December 31, 2008 – $4,729.8 million) and a fair value of approximately $4,824.9 million at December 31, 2009 (December 31, 2008 – $4,198.9 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2009 and December 31, 2008, respectively.

80	2009 ANNUAL REPORT

Financial risk management

In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, commodity price risk, other price risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a Financial Risk Management (“FRM”) framework. The FRM goals and strategy are outlined below:

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

Risk factors

The following is a discussion of market, credit and liquidity risks and related mitigation strategies that have been identified through the FRM framework. This is not an exhaustive list of all risks, nor will the mitigation strategies eliminate all risks listed. Risks related to the Company’s investment in long-term floating rate notes are discussed in more detail above.

Foreign exchange risk

This risk refers to the fluctuation of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian dollars and U.S. dollars. The Company’s income is exposed to FX risk largely in the following ways:

☐	Translation of U.S. dollar-denominated revenues and expenses into Canadian dollars – When the Canadian dollar changes relative to the U.S. dollar, income reported in Canadian dollars will change. The impact of a strengthening Canadian dollar on U.S. dollar revenues and expenses will reduce net income because the Company has more U.S. dollar revenues than expenses. This impact is excluded from the sensitivity in the table below; and

☐	Translation of U.S. dollar-denominated debt and other financial instruments – A strengthening Canadian dollar will reduce the Company’s U.S. dollar denominated debt in Canadian dollar terms and generate a FX gain on long-term debt, which is recorded in income. Other U.S. dollar denominated financial instruments will also be impacted by changes in FX rates.

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

2009 ANNUAL REPORT	81

the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, the Company may enter into FX forward contracts to hedge debt that is denominated in U.S. dollars.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

The table below depicts the annual impact to net income and other comprehensive income (“OCI”) of long-term debt, including FX forward contracts on long-term debt, had the exchange rate increased or decreased by one cent. The impact on other U.S. dollar denominated financial instruments is not considered to be material.

	Year ended		Year ended
	December 31, 2009		December 31, 2008
		Impact to Other		Impact to Other
	Impact to	comprehensive	Impact to	comprehensive
(in millions of Canadian dollars)	Net income	income	Net income	income
1 cent strengthening in Canadian dollar	$(1.9)	$(2.0)	$(2.3)	$(2.1)
1 cent weakening in Canadian dollar	1.9	2.0	2.3	2.1

Note: All variables excluding FX are held constant. With a 1 cent strengthening in the Canadian dollar, net income would be increased by $12.7 million (2008 – $12.0 million) and OCI would be decreased by $12.7 million (2008 – $12.0 million) if the net investment hedge was not included in the above table. With a 1 cent weakening in the Canadian dollar, the opposite would occur.

FOREIGN EXCHANGE FORWARD CONTRACTS

In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. During 2009, CP unwound and settled US$330 million of the US$400 million currency forward for total proceeds of $34.1 million. The Company recorded a net foreign exchange loss on long-term debt of $23.0 million in 2009 (2008 — unrealized gain of $73.0 million) in “Other income and charges”. The amount recorded in 2009 was inclusive of both realized and unrealized losses.

At December 31, 2009, the unrealized gain on the remaining FX forward of $0.2 million (December 31, 2008 — $57.3 million) was included in “Prepaid pension costs and other assets”.

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

The table below depicts the exposure to floating and fixed interest rates, with the exception of long-term floating rate notes and ABCP, for all financial assets and liabilities:

	As at December 31, 2009		As at December 31, 2008
	At floating	At fixed	At floating	At fixed
(in millions of Canadian dollars)	interest rates	interest rates	interest rates	interest rates
Financial assets
Cash and short-term investments	$679.1	$–	$117.6	$–
Financial liabilities
Short-term borrowings	–	–	150.1	–
Long-term debt(1)	136.1	4,358.7	384.4	4,345.4

(1)	Includes impact of interest rate swaps.

82	2009 ANNUAL REPORT

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

The table below depicts the annual impact to net income had interest rates increased or decreased by 50 basis points. As a result of the cash position at December 31, 2009 as rates increase, net income will also increase.

	Year ended December 31
	2009	2008
	Impact to	Impact to
(in millions of Canadian dollars)	net income	net income
50 basis point increase in rates	$1.9	$(1.4)
50 basis point decrease in rates	(0.9)	1.4

Note: All variables excluding interest rates are held constant.

INTEREST RATE SWAPS

In 2003 and 2004, the Company entered into fixed-to-floating interest rate swap agreements totalling US$200 million which converted a portion of our US$400 million 6.25% Notes to floating-rate debt. The Company paid an average floating rate that fluctuated quarterly based on LIBOR. These swaps were set to expire in 2011 and were accounted for as a fair value hedge.

During the second quarter of 2009, CP unwound its outstanding interest rate swap agreements for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time that the 6.250% Notes are repaid.

Subsequent to the unwinding of this swap a portion of the underlying 6.250% Notes were repurchased in the second quarter and, as a result, a pro rata share of the fair value adjustment amounting to a $6.5 million gain was recognized immediately to “Other income and charges” as part of the net loss on repurchase of debt (Note 18). For the remainder of 2009 the Company then amortized $2.4 million of the deferred gain to “Net interest expense”.

Accounting for these Notes at the floating interest rate, prior to the unwind, decreased “Net interest expense” on the Company’s Consolidated Statement of Income by $3.1 million in 2009 (2008 – $3.1 million).

INTEREST AND TREASURY RATE LOCKS

At December 31, 2009, the Company had no outstanding interest rate swaps. At December 31, 2008, an unrealized gain, derived from the fair value of the swaps, of $20.9 million was reflected in “Other” current assets and “Prepaid pension costs and other assets” with the offset reflected in “Long-term debt” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps were fully effective.

During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued. These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation, losses of $1.1 million due to ineffectiveness were recognized and recorded in net income during 2008. Effective hedge losses of $28.7 million were deferred in “Accumulated other comprehensive income” and will be amortized in earnings over 30 years as an adjustment to interest expense.

Stock-based compensation risk

This risk refers to the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include DSUs, RSUs, PSUs and TSARs. As the share price appreciates, these instruments are marked to market increasing compensation expense.

2009 ANNUAL REPORT	83

STOCK-BASED COMPENSATION EXPENSE MANAGEMENT

The Company entered into a TRS in May 2006 to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increased and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Going forward the Company does not intend to expand its TRS program.

The table below depicts the annual impact to net income as a result of the TRS had the share price increased or decreased $1 from the closing share price on December 31, 2009 of $56.79.

	Year ended December 31
	2009	2008
	Impact to	Impact to
(in millions of Canadian dollars)	Net income	Net income
$1 increase in share price	$1.1	$1.8
$1 decrease in share price	(1.1)	(1.8)

Note: All variables excluding share price are held constant.

“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net gain on these swaps of $18.6 million in 2009 which was inclusive of both realized losses and unrealized gains (unrealized loss of $64.1 million in 2008). During 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. At December 31, 2009, the unrealized loss on the remaining TRS of $18.2 million was included in “Accounts payable and accrued liabilities” on our Consolidated Balance Sheet (December 31, 2008 – $67.9 million included in “Other long-term liabilities”).

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

FUEL PRICE MANAGEMENT

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

84	2009 ANNUAL REPORT

The table below depicts the annual impact to net income (excluding recoveries through freight pricing mechanisms) and OCI as a result of the Company’s ultra low sulphur diesel forward contracts had the price changed by $0.01 from the closing price on December 31, 2009 of US$2.08 per US gallon (December 31, 2008 – $1.42 per US gallon):

	Year ended December 31
	2009	2008
	Impact to Other	Impact to Other
(in millions of Canadian dollars)	comprehensive income	comprehensive income
$0.01 increase in price per US gallon	$0.1	$0.1
$0.01 decrease in price per US gallon	(0.1)	(0.1)

Note: All variables excluding the price of US Gulf Coast ultra low sulphur diesel per barrel are held constant.

At December 31, 2009, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 13.5 million US gallons during the period January 2010 to December 2010 at an average price of US$1.96 per US gallon. This represents approximately 5% of estimated fuel purchases for this period. At December 31, 2009, the unrealized gain on these futures contracts was $2.5 million and was reflected in “Other” current assets with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet. At December 31, 2008, the unrealized loss on futures contracts was $4.5 million and was reflected in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive income”.

At December 31, 2009, the Company had no remaining crude futures contracts; these having been replaced by our diesel hedge program. In comparison, at December 31, 2008, the unrealized gain on crude futures contracts was $3.2 million and was reflected in “Other” current assets with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet.

At December 31, 2009, the Company had no remaining FX forward contracts (which were used in conjunction with the crude purchases above). In comparison at December 31, 2008, the unrealized loss on these forward contracts was $0.1 million and was recognized in “Accounts payable and accrued liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive income” on our Consolidated Balance Sheet.

The impact of settled swaps increased “Fuel” expense in 2009 by $1.2 million due to a combination of realized losses of $0.8 million arising from settled commodity swaps and $0.4 million arising from settled FX forward contracts. The impact of settled swaps benefited “Fuel” expense in 2008 by $4.3 million as a result of realized gains of $6.1 million arising from settled swaps, partially offset by realized losses of $1.8 million arising from settled FX forward contracts. Included in the $0.8 million realized losses on commodity swaps in 2009 were $0.2 million in realized gains (2008 – realized losses $9.7 million) from settled derivatives that were not designated as hedges.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes is discussed in more detail above.

CREDIT RISK MANAGEMENT

The railway industry predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these

2009 ANNUAL REPORT	85

areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable, net of allowances, are aged as follows at December 31:

(in millions of Canadian dollars)	2009	2008
Up to date	$330.1	$394.8
Under 30 days past due	59.8	163.0
30-60 days past due	11.7	33.7
61-90 days past due	4.2	17.5
Over 91 days past due	13.8	29.7

Trade accounts receivable	$419.6	$638.7

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of long-term floating rate notes, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of long-term floating rate notes, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk includes the Company’s financial asset values reported in the table which, reconciles the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories, and an indeterminable maximum under guarantees as discussed in Note 29.

Liquidity risk

The Company monitors and manages its liquidity risk to ensure access to sufficient funds to meet operational and investing requirements.

LIQUIDITY RISK MANAGEMENT

The Company has long-term debt ratings of “Baa3”, “BBB”, and “BBB” from Moody’s, S&P, and DBRS respectively. The S&P rating has a negative outlook, while the Moody’s and DBRS ratings have a stable outlook. It is CP’s intention to manage it’s long-term financing structure to maintain it’s investment grade rating.

CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $330 million was committed for letters of credit and $615 million was available on December 31, 2009. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $130 million, of which $130 million of this facility was available on December 31, 2009. The majority of this facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should the Company’s senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company will be further required to maintain a minimum fixed charge coverage ratio. At December 31, 2009, the Company satisfied the thresholds stipulated in both financial covenants.

Surplus cash is invested in a range of short dated money market instruments meeting or exceeding the parameters of the Company’s investment policy.

86	2009 ANNUAL REPORT

The table below reflects the contractual maturity of the Company’s undiscounted cash flows for its financial liabilities and derivatives:

	As at December 31, 2009
(in millions of Canadian dollars)	2010	2011 – 2013	2014+	Total
Financial liabilities
Accounts payable and accrued liabilities	$750.5	$–	$–	$750.5
Dividends payable	41.7	–	–	41.7
Other long-term liabilities	–	55.5	45.7	101.2
Total return swap	18.2	–	–	18.2
Long-term debt(1)	670.3	1,272.8	6,556.5	8,499.6

(1)	Includes contractual interest payments related to debt obligations. Interest rates on variable rate debt are based on prevailing rates at December 31, 2009.

20  Other long-term liabilities

(in millions of Canadian dollars)	2009	2008
Accrued employee benefits, net of current portion	$234.4	$226.9
Provision for environmental remediation, net of current portion(1)	106.5	130.2
Deferred workers’ compensation and personal injury accruals, net of current portion	88.0	104.5
Provision for restructuring, net of current portion(2)(Note 22)	57.5	74.9
Deferred income credits	38.0	39.0
Deferred revenue on rights-of-way license agreements, net of current portion	40.6	45.4
Stock-based compensation liabilities, net of current portion	36.8	11.7
Asset retirement obligations (Note 21)	26.6	31.9
Deferred gain on sale leaseback	44.3	26.7
Total return swap, net of current portion (Note 19)	–	67.9
Long-term payable to shortline (Note 5)	–	20.6
Other, net of current portion	117.5	85.5

Total other long-term liabilities	$790.2	$865.2

(1)	As at December 31, 2009, the aggregate provision for environmental remediation, including the current portion was $121.3 million (2008 – $151.1 million).

(2)	As at December 31, 2009, the aggregate provision for restructuring, including the current portion was $77.0 million (2008 – $100.1 million).

The deferred revenue on rights-of-way license agreements, and deferred gain on sale leaseback are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

2009 ANNUAL REPORT	87

21  Asset retirement obligations

Asset retirement obligations (“ARO”) are recorded in “Other long-term liabilities”. The liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statement of Income.

(in millions of Canadian dollars)	2009	2008
Opening balance, January 1	$31.9	$29.1
Liabilities incurred	0.3	3.7
Accretion	1.8	1.9
Liabilities settled	(5.9)	(2.2)
Revision to estimated cash flows	(1.5)	(0.6)

Closing balance, December 31	$26.6	$31.9

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $46.0 million at December 31, 2009 (2008 – $48.2 million), which, when present valued, was $24.5 million at December 31, 2009 (2008 – $26.6 million). The payments are expected to be made in the 2010 – 2044 period.

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2009, was $17.3 million (2008 – $16.7 million), which, when present valued, was $1.8 million at December 31, 2009 (2008 – $1.6 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 35 years.

22  Restructuring accrual

At December 31, 2009, the provision for restructuring was $77.0 million (2008 – $100.1 million). The restructuring provision was primarily for labour liabilities. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2009	2008	2007
Opening balance, January 1	$100.1	$130.0	$188.8
Accrued (reduced)	1.2	1.9	(13.0)
Payments	(27.0)	(40.7)	(47.0)
Amortization of discount(1)	5.9	4.3	6.1
Foreign exchange impact	(3.2)	4.6	(4.9)

Closing balance, December 31	$77.0	$100.1	$130.0

(1) Amortization of discount is charged to income as “Compensation and benefits” (2009 – $2.3 million; 2008 – $2.5 million; 2007 – $3.3 million), and “Other income and charges” (2009 – $3.6 million; 2008 – $1.8 million; 2007 – $2.8 million), as applicable.

88	2009 ANNUAL REPORT

23  Shareholders’ equity

AUTHORIZED AND ISSUED SHARE CAPITAL

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2009, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

	2009	2008
(in millions)	Number	Number
Share capital, January 1	153.8	153.3
Shares issued	13.9	–
Shares issued under stock option plans	0.8	0.5

Share capital, December 31	168.5	153.8

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs and including future taxes are $495.2 million).

The change in the “Share capital” balance includes $0.6 million (2008 – $2.6 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $5.1 million (2008 – $10.0 million) of stock-based compensation transferred from “Contributed surplus”.

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

24  Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2009	2008	2007
Source (use) of cash:
Accounts receivable	$206.4	$(47.9)	$54.8
Materials and supplies	75.5	(23.4)	(28.7)
Other	18.5	(21.2)	15.8
Accounts payable and accrued liabilities	(163.3)	(6.2)	(45.5)
Income and other taxes payable	(34.4)	(33.5)	53.9

Change in non-cash working capital	$102.7	$(132.2)	$50.3

25  Pensions and other benefits

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

2009 ANNUAL REPORT	89

Other benefits include post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims.

At December 31, the elements of net benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions
		2008		2007	Other benefits
		Restated		Restated
(in millions of Canadian dollars)	2009	(Note 2)		(Note 2)	2009		2008		2007
Current service cost (benefits earned by employees in the year)	$67.1	$97.6		$97.6	$14.3		$16.1		$16.8
Interest cost on benefit obligation	482.2	445.8		420.0	29.1		27.0		26.7
Actual (return) loss on fund assets	(723.0)	1,210.4		(275.9)	(0.3)		(0.3)		(1.2)
Actuarial (gain) loss	847.1 (1)	(1,176.9	)(2)	(1.4)	57.5	(1)	(63.4	)(2)	(1.1)
Plan amendments	–	42.0		22.5	–		–		–
Settlement gain	–	–		–	(8.0	)(3)	(4.8	)(3)	(10.7	)(3)

Elements of employee future benefit cost, before adjustments to recognize the long-term nature of employee future benefit costs	673.4	618.9		262.8	92.6		(25.4)		30.5
Adjustments to recognize the long- term nature of employee future benefit costs:
Amortization of transitional (asset) obligation	(16.2)	(16.2)		(16.2)	12.4		12.4		12.4
Difference between expected return and actual return on fund assets	165.7	(1,794.3)		(278.3)	(0.6)		(0.4)		0.6
Difference between actuarial loss/gain recognized and actual actuarial loss/gain on benefit obligation	(839.7)	1,254.9		99.9	(57.0)		68.3		6.8
Difference between amortization of prior service costs and actual plan amendments	21.9	(21.4)		(15.9)	(0.2)		(0.1)		(0.2)

Net benefit cost	$5.1	$41.9		$52.3	$47.2		$54.8		$50.1

(1) Actuarial loss for 2009 was largely the result of an increase in the discount rate.

(2) Actuarial gain for 2008 was largely the result of a decrease in the discount rate.

(3) Settlement gains from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.

90	2009 ANNUAL REPORT

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions
		2008	Other benefits
		Restated
(in millions of Canadian dollars)	2009	(Note 2)	2009	2008
Change in benefit obligation:
Benefit obligation at January 1	$7,068.3	$8,025.8	$438.0	$491.7
Current service cost	67.1	97.6	14.3	16.1
Interest cost	482.2	445.8	29.1	27.0
Employee contributions	48.4	57.1	0.3	0.2
Benefits paid	(457.5)	(452.8)	(39.5)	(35.2)
Foreign currency changes	(22.8)	29.7	(5.1)	8.6
Actuarial loss (gain)	847.1	(1,176.9)	57.5	(63.4)
Plan amendments and other	–	42.0	–	–
Release due to settlement	–	–	(10.5)	(7.0)

Benefit obligation at December 31	$8,032.8	$7,068.3	$484.1	$438.0

Change in fund assets:
Fair value of fund assets at January 1	$6,118.5	$7,610.5	$12.1	$12.5
Actual return (loss) on fund assets	723.0	(1,210.4)	0.3	0.3
Employer contributions	595.2	95.4	38.3	34.2
Employee contributions	48.4	57.1	0.3	0.2
Benefits paid	(457.5)	(452.8)	(39.5)	(35.2)
Foreign currency changes	(13.8)	18.7	–	0.1

Fair value of fund assets at December 31	$7,013.8	$6,118.5	$11.5	$12.1

Funded status – plan deficit:	$(1,019.0)	$(949.8)	$(472.6)	$(425.9)
Unamortized prior service cost	28.0	50.0	(0.4)	(0.7)
Unamortized net transitional (asset) obligation	(47.9)	(64.1)	36.9	49.3
Unamortized experience losses:
Deferred investment losses due to use of market-related value to determine net benefit cost	837.2	1,204.0	–	–
Unamortized net actuarial loss	1,845.3 (1)	814.8 (1)	86.7	33.8

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,643.6	$1,054.9	$(349.4)	$(343.5)

(1) The aggregate amount by which each pension plan’s unamortized net actuarial loss exceeds the plan’s 10% corridor (10% of the greater of the benefit obligation and the market-related asset value) was equal to $1,042.4 million at December 31, 2009 (2008 – $68.7 million). Any such excess is amortized, commencing in the following year, over the expected average remaining service period of active employees expected to receive benefits under the plan (December 31, 2009 – 10 years; December 31, 2008 – 10 years). In 2009, $7.4 million was amortized and included in the net benefit cost for pensions (2008 – $78.0 million).

2009 ANNUAL REPORT	91

The accrued benefit asset (liability) is included on the Company’s Consolidated Balance Sheet as follows:

	Pensions
		2008	Other benefits
		Restated
(in millions of Canadian dollars)	2009	(Note 2)	2009	2008
Prepaid pension costs and other assets	$1,644.4	$1,056.0	$–	$–
Accounts payable and accrued liabilities	(0.2)	(0.3)	(40.6)	(39.1)
Other long-term liabilities	(0.6)	(0.8)	(308.8)	(304.4)

Accrued benefit asset (liability) on the Consolidated Balance Sheet	$1,643.6	$1,054.9	$(349.4)	$(343.5)

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2008. The Company expects to file a new valuation as at January 1, 2010 with the regulator.

Actuarial assumptions used were approximately:

(percentage)	2009		2008		2007
Benefit obligation at December 31:
Discount rate	5.90		7.00		5.60
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.50	(1)	9.00	(1)	9.50	(1)
Benefit cost for year ended December 31:
Discount rate	7.00		5.60		5.40
Expected rate of return on fund assets	7.75		8.00		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	9.00	(1)	9.50	(1)	10.00	(1)

(1)	The health care cost trend rate is projected to decrease by 0.5% per year from a 10.0% rate in 2006 and 2007 to approximately 5.0% per year in 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
Favourable (unfavourable) (in millions of Canadian dollars)	point increase	point decrease
Effect on the total of service and interest costs	$(1.1)	$1.0
Effect on post-retirement benefit obligation	$(11.7)	$11.2

PLAN ASSETS

The Company’s pension plan asset allocation, and the current weighted average policy range for each major asset class, were as follows:

		Percentage of plan assets at December 31
Asset allocation (percentage)	Current policy range	2009	2008
Equity securities	45 – 51	45.9	41.6
Debt securities	37 – 43	42.3	45.2
Real estate and infrastructure	8 – 16	11.8	13.2

Total		100.0	100.0

The Company’s investment strategy is to achieve a long-term (five to ten year period) real rate of return of 5.25%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5% yields a long-term nominal target of 7.75%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and

92	2009 ANNUAL REPORT

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

At December 31, 2009, fund assets consisted primarily of listed stocks and bonds, including 82,800 of the Company’s Common Shares (2008 – 63,800) at a market value of $4.7 million (2008 – $2.6 million), 6.91% Secured Equipment Notes issued by the Company at a par value of $3.7 million (2008 – $3.8 million) and a market value of $4.0 million (2008 – $4.1 million), and 6.45% Unsecured Notes issued by the Company at a par value of $3.5 million (2008 – $nil) and a market value of $3.5 million (2008 – $nil).

CASH FLOWS

In 2009, the Company contributed $597.9 million to its pension plans (2008 – $98.5 million; 2007 – $89.6 million), including $2.7 million to the defined contribution plan (2008 – $3.1 million; 2007 – $3.2 million), $587.3 million to the Canadian registered and U.S. qualified defined benefit pension plans (2008 – $86.9 million; 2007 – $79.7 million), and $7.9 million to the Canadian non-registered supplemental pension plans (2008 – $8.5 million; 2007 – $6.7 million). The contributions to the Canadian registered defined benefit pension plan included a voluntary prepayment of $500 million in December 2009 and the contributions to the U.S. qualified defined benefit pension plans included a voluntary prepayment of $7.4 million in December 2009. These prepayments were made in order to reduce the volatility of future pension funding requirements. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $38.3 million (2008 – $34.2 million; 2007 – $34.9 million) with respect to other benefits.

DEFINED CONTRIBUTION PLAN

Canadian non-unionized employees have the option to participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2009, the net cost of this plan, which generally equals the employer’s required contribution, was $2.7 million (2008 – $3.1 million; 2007 – $3.2 million).

26  Stock-based compensation

At December 31, 2009, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2009 of $53.0 million (2008 – recovery of $23.7 million; 2007 – expense of $33.7 million).

A.	STOCK OPTION PLANS

Regular options and TSARs

With the granting of regular options, employees may be simultaneously granted TSARs equivalent to the number of regular options granted (stock options granted prior to January 2009 were simultaneously granted TSARs equivalent to one-half the regular options granted). A TSAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the TSAR over the related option exercise price. On an ongoing basis, a liability for TSARs is accrued on the incremental change in the market value of the underlying stock and charged to income over the vesting period until exercised. TSARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a TSAR of equal intrinsic value.

Performance options

Performance options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated, and will expire five years after the grant date (“performance-accelerated options”). Beginning in 2007, performance options granted will only vest when certain performance targets are achieved and will not vest if the performance targets are not achieved within a specific time frame. These options will expire five years and three months after the grant date (“performance-contingent options”).

2009 ANNUAL REPORT	93

Summary of regular and performance options

The following tables summarize the Company’s fixed stock option plans (that do not have a TSAR attached to them) as of December 31:

			2008
	2009
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
Outstanding, January 1	4,842,946	$50.74	4,428,761	$44.58
New options granted	350	37.60	942,850	71.41
Exercised	(652,175)	34.91	(492,440)	33.89
Forfeited	(96,825)	74.20	(36,225)	63.67

Outstanding, December 31	4,094,296	$52.71	4,842,946	$50.74

Exercisable at December 31	2,605,383	$44.07	2,817,808	$39.72

				2009
	2009
	Options outstanding			Options exercisable
		Weighted
		average	Weighted		Weighted
	Number of	years to	average	Number of	average
Range of exercise prices	options	expiration	exercise price	options	exercise price
$14.61 – $18.06	17,375	0.2	$15.35	17,375	$15.35
$27.62 – $40.47	1,084,096	3.0	31.10	1,078,746	31.05
$42.05 – $62.56	2,106,625	4.3	56.20	1,506,562	53.68
$63.45 – $74.89	886,200	5.5	71.58	2,700	67.54

Total	4,094,296	4.2	$52.71	2,605,383	$44.07

In 2009, the expense recovery for stock options (regular and performance) was $1.1 million (2008 – expense of $7.4 million; 2007 – expense of $10.7 million).

Under the fair value method, the fair value of options at the grant date was $nil for options issued in 2009 (2008 – $14.2 million; 2007 – $11.3 million). The weighted average fair value assumptions were approximately:

	2009	2008	2007
Expected option life (years)	5.00	4.39	4.00
Risk-free interest rate	2.35%	3.53%	3.90%
Expected stock price volatility	23%	23%	22%
Expected annual dividends per share	$0.99	$0.99	$0.90
Weighted average fair value of options granted during the year	$6.52	$15.07	$12.97

At December 31, 2009, there were 1,831,361 (2008 – 2,334,861; 2007 – 3,602,761) Common Shares available for the granting of future options under the stock option plans, out of the 15,578,642 (2008 – 15,578,642; 2007 – 15,578,642) Common Shares currently authorized.

94	2009 ANNUAL REPORT

Summary of TSARs

The following tables summarize information related to the Company’s TSARs as at December 31:

			2008
	2009
		Weighted		Weighted
	Number of	average	Number of	average
	TSARs	exercise price	TSARs	exercise price
Outstanding, January 1	2,828,197	$47.42	2,552,347	$42.83
New TSARs granted	765,850	36.76	433,750	71.07
Exercised as TSARs	(94,050)	27.06	(52,450)	35.10
Exercised as Options	(70,775)	25.95	(85,425)	34.85
Forfeited	(71,825)	51.73	(20,025)	60.63

Outstanding, December 31	3,357,397	$45.92	2,828,197	$47.42

Exercisable at December 31	1,981,810	$42.52	1,740,235	$36.49

				2009
	2009
	TSARs outstanding			TSARs exercisable
		Weighted	Weighted		Weighted
		average	average		average
	Number of	years to	exercise	Number of	exercise
Range of exercise prices	TSARs	expiration	price	TSARs	price
$14.61 – $18.06	20,725	0.2	$15.23	20,725	$15.23
$27.62 – $40.47	1,655,727	5.9	33.54	907,477	31.25
$42.05 – $62.56	1,272,945	6.1	54.33	1,050,908	52.72
$63.45 – $74.89	408,000	8.0	71.49	2,700	67.54

Total	3,357,397	6.2	$45.92	1,981,810	$42.52

In 2009, the expense for TSARs was $28.6 million (2008 – recovery of $35.3 million; 2007 – expense of $8.7 million).

B. OTHER SHARE-BASED PLANS

Performance share unit plan

During 2009, the Company granted 404,580 PSUs. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The expense related to the PSUs is accrued based on the price of Common Shares at the end of the period and the anticipated performance factor, over the vesting period.

The following table summarizes information related to the PSUs as of December 31:

	2009	2008
Outstanding, January 1	24,245	23,855
Granted	404,580	–
Units, in lieu of dividends	7,312	390
Forfeited	(13,603)	–

Outstanding, December 31	422,534	24,245

In 2009, the expense recognized for PSUs was $10.2 million (2008 – expense recovery was $0.7 million, 2007 – expense of $0.7 million).

Deferred share unit plan

The Company established the DSU plan as a means to compensate and assist in attaining share ownership targets set for certain key employees and Directors. A DSU entitles the holder to receive, upon redemption, a cash payment equivalent to the market value of a Common Share at

2009 ANNUAL REPORT	95

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

An expense for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

The following table summarizes information related to the DSUs as of December 31:

	2009	2008
Outstanding, January 1	292,982	284,968
Granted	55,273	43,651
Units, in lieu of dividends	7,093	4,813
Redeemed	(9,505)	(40,450)

Outstanding, December 31	345,843	292,982

In 2009, the expense for DSUs was $7.5 million (2008 – expense recovery of $5.4 million; 2007 – expense of $4.1 million).

Restricted share unit plan

The Company issued 405 RSUs in 2009 (2008 – 276; 2007 – 16,921). The RSUs are subject to time vesting. They will vest on May 31, 2010, and will be cashed out based on the average closing price for the 10 days prior to May 31, 2010. An expense to income for RSUs is recognized over the vesting period.

In 2009, the expense for RSUs was $0.5 million (2008 – $0.2 million; 2007 – $0.2 million).

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2009	2008	2007
Plan
TSARs	$2.6	$1.6	$5.4
DSUs	0.3	2.4	6.5

Total	$2.9	$4.0	$11.9

C.	EMPLOYEE SHARE PURCHASE PLAN

The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6% of annual salary. On April 1, 2009, the Company suspended this match to employee ESPP contributions.

At December 31, 2009, there were 13,261 participants (2008 – 12,923; 2007 – 12,181) in the plan. The total number of shares purchased in 2009 on behalf of participants, including the Company contribution, was 883,737 (2008 – 969,921; 2007 – 745,374). In 2009, the Company’s contributions totalled $3.3 million (2008 – $11.6 million; 2007 – $10.4 million) and the related expense was $7.0 million (2008 – $9.8 million; 2007 – $8.9 million).

96	2009 ANNUAL REPORT

27  Capital disclosures

The Company’s objectives when managing its capital are:

☐	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

☐	to manage capital in a manner which balances the interests of equity and debt holders;

☐	to manage capital in a manner that will maintain compliance with its financial covenants;

☐	to manage its long-term financing structure to maintain its investment grade rating; and

☐	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The Company defines its capital as follows:

☐	shareholders’ equity;

☐	long-term debt, including the current portion thereof; and

☐	short-term borrowing.

The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may, among other things, adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

The Company monitors capital using a number of key financial metrics, including:

☐	debt to total capitalization; and

☐	interest-coverage ratio.

The calculations for the aforementioned key financial metrics are as follows:

DEBT TO TOTAL CAPITALIZATION

Debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

INTEREST-COVERAGE RATIO

Interest coverage ratio is measured as adjusted EBIT divided by net interest expense. Adjusted EBIT excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP, the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures and do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

2009 ANNUAL REPORT	97

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

			December 31,	December 31,
		December 31,	2008	2007
(in millions of Canadian dollars)	Guidelines	2009	Restated (Note 2)	Restated (Note 2)
Long-term debt		$4,102.7	$4,685.8	$4,146.2
Long-term debt maturing within one year		392.1	44.0	31.0
Short-term borrowing		–	150.1	229.7

Debt		$4,494.8	$4,879.9	$4,406.9

Shareholders’ equity		$6,706.0	$5,769.4	$5,248.1
Debt		4,494.8	4,879.9	4,406.9

Debt plus equity		$11,200.8	$10,649.3	$9,655.0

Revenues less operating expenses		$900.1	$1,041.7	$1,160.8
Less:
Other income and charges		18.9	88.4	(118.7)
Plus:
(Gain) loss in long-term floating rate notes/ABCP		(6.3)	49.4	21.5
Foreign exchange (gain) loss on long-term debt		(5.8)	16.3	(169.8)
Equity income in DM&E		–	50.9	11.2

Adjusted EBIT(1)		$869.1	$1,069.9	$1,142.4

Debt		$4,494.8	$4,879.9	$4,406.9
Debt plus equity		$11,200.8	$10,649.3	$9,655.0

Debt to total capitalization	No more than 50.0%	40.1%	45.8%	45.6%

Adjusted EBIT(1)		$869.1	$1,069.9	$1,142.4
Net interest expense		$273.1	$261.1	$204.3

Interest-coverage ratio(1)	No less than 4.0	3.2	4.1	5.6

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The Company remains in compliance with all external financial covenants.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. In 2009, the Company changed one of its measures used to monitor capital from net-debt to net-debt-plus-equity ratio to debt to total capitalization. The interest coverage ratio has decreased during the year ending December 31, 2009 due to a reduction in year-over-year earnings. The interest coverage ratio for the period is below the management target provided in the above table, due to lower volumes as a result of the global recession that occurred during the period.

In addition, CP issued 13,900,000 common shares generating net cash proceeds of $488.9 million and monetized certain assets to reduce indebtedness and to further strengthen its balance sheet and financial position due to ongoing uncertainty around the timing of the economic recovery.

The Company is also subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

28  Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions

98	2009 ANNUAL REPORT

outstanding or pending at December 31, 2009, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2009, the Company had committed to total future capital expenditures amounting to $233.4 million and operating expenditures amounting to $1,762.3 million for the years 2010-2028.

Minimum payments under operating leases were estimated at $930.1 million in aggregate, with annual payments in each of the five years following 2009 of (in millions): 2010 – $148.1; 2011 – $128.1; 2012 – $114.6; 2013 – $100.0; 2014 – $78.7.

29  Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $167.3 million at December 31, 2009;

☐	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2009, these accruals amounted to $9.3 million (2008 – $9.6 million).

INDEMNIFICATIONS

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2009, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

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

30  Segmented information

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

In 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the years ended and as at December 31, 2008 and 2007, one customer comprised 11.3% and 11.5% of total revenues and 1.7% and 6.7% of total accounts receivable, respectively.

2009 ANNUAL REPORT	99

GEOGRAPHIC INFORMATION

(in millions of Canadian dollars)	Canada	United States	Total
2009
Revenues	$3,075.9	$1,227.3	$4,303.2
Net properties	$8,080.7	$3,887.1	$11,967.8

2008 (Restated Note 2)
Revenues	$3,814.6	$1,117.0	$4,931.6
Net properties	$7,954.4	$4,430.2	$12,384.6

2007 (Restated Note 2)
Revenues	$3,716.4	$991.2	$4,707.6
Net Properties	$7,582.2	$1,535.5	$9,117.7

CP’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency and the Surface Transportation Board in the United States. As part of the Company’s consolidation process, CP’s subsidiaries’ unconsolidated accounts have been adjusted from these regulatory accounting bases to Canadian GAAP.

The condensed income statement and balance sheet information, which follows, includes the Canadian operations prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency. The changes required to consolidate the Company’s operations are identified as consolidating entries.

CONSOLIDATING INFORMATION – 2009

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total
Revenues	$3,072.1	$1,227.3	$–	$3.8	$4,303.2
Operating expenses	2,479.6	960.4	–	(36.9)	3,403.1

Revenues less operating expenses	592.5	266.9	–	40.7	900.1
Net interest expense, other income and charges, gain on sales of partnership interest and significant properties and loss on termination of lease with shortline railway	(35.6)	88.2	136.4	(2.8)	186.2
Income tax expense	60.0	62.0	1.5	(22.0)	101.5

Net income (loss)	$568.1	$116.7	$(137.9)	$65.5	$612.4

Current assets	$1,183.8	$472.5	$29.1	$(258.0)	$1,427.4
Net properties	6,096.0	3,828.8	–	2,043.0	11,967.8
Other long-term assets	3,140.0	241.0	1,364.8	(2,609.6)	2,136.2

Total assets	$10,419.8	$4,542.3	$1,393.9	$(824.6)	$15,531.4

Current liabilities	$1,162.6	$228.4	$2.0	$(10.0)	$1,383.0
Long-term liabilities	5,710.1	2,160.5	(0.3)	(427.9)	7,442.4
Shareholders’ equity	3,547.1	2,153.4	1,392.2	(386.7)	6,706.0

Total liabilities and shareholders’ equity	$10,419.8	$4,542.3	$1,393.9	$(824.6)	$15,531.4

100	2009 ANNUAL REPORT

31  Reconciliation of Canadian and United States generally accepted accounting principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian GAAP. The material differences between Canadian and U.S. GAAP relating to measurement and recognition are explained below, along with their effect on the Company’s Consolidated Statement of Income and Consolidated Balance Sheet. Certain additional disclosures required under U.S. GAAP have not been provided, as permitted by the United States Securities and Exchange Commission.

(a) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING AND OTHER FINANCIAL INSTRUMENTS:

The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP, as described in CICA accounting standards Section 3855 “Financial Instruments, Recognition and Measurement”, Section 3861 “Financial Instruments, Presentation and Disclosure”, Section 3865 “Hedging”, Section 1530 “Comprehensive Income” and Section 3251 “Equity”, are largely harmonized with U.S. GAAP. However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately. As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately within “Other assets”.

(b) PENSIONS AND POST-RETIREMENT BENEFITS:

Under U.S. GAAP, the Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement plans on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected obligation for pension plans and the accumulated benefit obligation for other post-retirement plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of OCI, net of tax. No similar requirement currently exists under Canadian GAAP.

(c) POST-EMPLOYMENT BENEFITS:

Post-employment benefits are covered by the CICA recommendations for accounting for employee future benefits. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses only if they fall outside of the corridor. Under U.S. GAAP such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d) TERMINATION AND SEVERANCE BENEFITS:

Termination and severance benefits are covered by the CICA Section 3461 and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and was being amortized to income. This net transitional asset was fully amortized during 2009. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

(e) STOCK-BASED COMPENSATION:

U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, TSARs, PSUs, RSUs, and DSUs. TSARs, PSUs, RSUs, and DSUs are subsequently re-measured at fair value at each reporting period. Under Canadian GAAP, liability awards, such as TSARs, PSUs, RSUs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

Under U.S. GAAP, compensation expense must be recorded if the intrinsic value of stock options is not exactly the same immediately before and after an equity restructuring. As a result of the Canadian Pacific Limited (“CPL”) corporate reorganization in 2001, CPL underwent an equity restructuring, which resulted in replacement options in CP stock having a different intrinsic value after the restructuring than prior to it. Canadian GAAP did not require the revaluation of these options. The Company adopted on a prospective basis effective January 2003 the CICA Section 3870 “Stock-based Compensation and Other Stock-based Payments”, which requires companies to account for stock options at their fair value. Concurrently, the Company elected to also account for stock options at their fair value under U.S. GAAP.

(f) INTERNAL USE SOFTWARE:

Under U.S. GAAP certain costs, including preliminary project phase costs, are to be expensed as incurred. These costs are capitalized under Canadian GAAP if they meet specific criteria in CICA Section 3064.

(g) CAPITALIZATION OF INTEREST:

Under Canadian GAAP, the Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. U.S. GAAP requires interest costs to be capitalized for all qualifying capital programs. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

2009 ANNUAL REPORT	101

(h) COMPREHENSIVE INCOME:

U.S. GAAP requires disclosure of the change in equity from transactions and other events related to non-owner sources during the period. In 2009 and the comparative periods presented, the differences in OCI under U.S. GAAP arose from the accounting for foreign currency translation related to long-term debt designated as a hedge of the net investment in foreign subsidiaries and changes in the unfunded pension liability.

(i) JOINT VENTURE:

The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. Until April 1, 2009, the Company accounted for its joint-venture interest in the DRTP using the proportionate consolidation method. During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5% and thereby ceased to have joint control. Effective April 1, 2009, the Company discontinued proportionate consolidation and accounts for its remaining investment in the DRTP under the equity method of accounting, as the Company continues to exert significant influence. U.S. GAAP requires the equity method of accounting to be applied to interests in joint ventures. This had no effect on net income as it represents a classification difference within the Consolidated Statement of Income and Consolidated Balance Sheet. Equity income from DRTP in 2009 was $3.4 million (2008 – $8.6 million; 2007 – $9.7 million).

(j) OFFSETTING CONTRACTS:

U.S. GAAP does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into a contract with a financial institution, which resulted in a payable by its subsidiary and a receivable by the Company. Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other.

(k) CAPITAL LEASES:

U.S. GAAP prescribes certain recognition criteria for a capital lease. As a result certain leases, which the Company has recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life. Under U.S. GAAP, these continue to be operating leases.

(l) STATEMENT OF CASH FLOWS:

There are no material differences in the Consolidated Statement of Cash Flows under U.S. GAAP.

(m) INVESTMENT TAX CREDITS:

Under U.S. GAAP investment tax credits are credited against income tax expense whereas under Canadian GAAP these tax credits are offset against the related operating expense.

FUTURE ACCOUNTING CHANGES

Consolidations

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. It retains the scope of the previous guidance with the addition of entities previously considered qualifying special-purpose entities. In addition, it replaces the previous quantitative approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity with a qualitative analysis approach. The Statement is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The Statement is effective at the beginning of the first annual reporting period after November 15, 2009. We do not expect the adoption of this Statement to have a material impact on our results of operations or financial position.

Accounting for Transfers of Financial Assets

The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although CP currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, is currently being assessed to determine if the changes in disclosure requirements would impact CP’s prior periods. The new guidance is effective for CP from January 1, 2010.

Fair Value Measurements and Disclosure

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosure in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3.

102	2009 ANNUAL REPORT

New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The adoption of this update will not impact the amounts reported in the Company’s financial statements as it relates to disclosure.

COMPARATIVE INCOME STATEMENT

Consolidated net income and other comprehensive (loss) income is reconciled from Canadian to U.S. GAAP in the following manner:

		2008	2007
(in millions of Canadian dollars, except per share data)	2009	Restated (Note 2)	Restated (Note 2)
Net income – Canadian GAAP	$612.4	$607.2	$932.1
Increased (decreased) by:
Pension costs (b)	(17.0)	13.3	15.9
Post-retirement benefits costs (b)	9.8	9.6	9.4
Post-employment benefits costs (c)	(30.3)	11.0	7.2
Termination and severance benefits (d)	(1.5)	(8.7)	(8.8)
Internal use software – additions (f)	(3.8)	(18.1)	(12.0)
Internal use software – depreciation (f)	7.4	9.2	8.0
Stock-based compensation (e)	(14.7)	6.9	(1.7)
Loss on ineffective portion of hedges (a)	(2.2)	10.5	(0.4)
Capitalized interest – additions (g)	4.9	21.0	14.0
Capitalized interest – depreciation (g)	(12.3)	(5.3)	(4.5)
Capital lease – equipment rents (k)	(1.3)	(1.3)	(0.7)
Capital lease – depreciation (k)	0.9	0.9	0.4
Capital lease – interest (k)	0.6	0.5	0.3
Future/deferred income tax expense related to above differences	2.5	(21.1)	(46.0)

Net income – U.S. GAAP	$555.4	$635.6	$913.2
Other comprehensive (loss) income – Canadian GAAP	(28.2)	36.3	(39.4)
Increased (decreased) by:
Unrealized foreign exchange gain (loss) on designated net investment hedge (a)	2.2	(10.5)	0.4
Unfunded pension and post-retirement liability adjustment (b)	(661.1)	(543.4)	(206.8)
Future/deferred income tax recovery related to other comprehensive loss	165.2	148.6	48.1

Other comprehensive loss – U.S. GAAP	$(521.9)	$(369.0)	$(197.7)

Earnings per share – U.S. GAAP
Basic earnings per share	$3.34	$4.14	$5.93
Diluted earnings per share	$3.33	$4.09	$5.87

A summary of comprehensive income resulting from Canadian and U.S. GAAP differences is as follows:

		2008	2007
(in millions of Canadian dollars)	2009	Restated (Note 2)	Restated (Note 2)
Comprehensive income
Canadian GAAP	$584.2	$643.5	$892.7
U.S. GAAP	$33.5	$266.6	$715.5

2009 ANNUAL REPORT	103

CONSOLIDATED BALANCE SHEET

Had the Consolidated Balance Sheet been prepared under U.S. GAAP, the differences would have been as follows (higher/(lower)):

		2008
(in millions of Canadian dollars)	2009	Restated (Note 2)
Assets
Current assets
Cash and cash equivalents
Investment in joint ventures (i)	$–	$(0.1)
Accounts receivable
Receivable from bank (j)	214.1	–
Long-term assets
Investments
Investment in joint ventures (i)	–	51.2
Net properties
Capitalized interest (g)	168.3	175.7
Internal use software (f)	(59.9)	(64.1)
Investment in joint ventures (i)	–	(36.0)
Capital leases (k)	(8.7)	(9.6)
Prepaid pension costs and other assets
Pension (b)	(1,644.4)	(1,056.0)
Long-term receivable from bank (j)	–	201.8
Transaction costs on long-term debt (a)	43.6	43.9
Investment in joint ventures (i)	–	(15.7)
Internal use software (f)	(0.6)	–

Total assets	$(1,287.6)	$(708.9)

104	2009 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET (CONTINUED)

		2008
(in millions of Canadian dollars)	2009	Restated (Note 2)
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Investment in joint ventures (i)	$–	$(0.3)
Stock-based compensation (e)	9.8	–
Long-term debt maturing within one year
Capital leases (k)	(0.9)	(0.8)
Bank loan (j)	214.1	–
Long-term liabilities
Other long-term liabilities
Termination and severance benefits (b)	–	(1.5)
Post-employment benefit liability	24.6	(5.8)
Under funded status of defined benefit pension and other post-retirement plans	1,116.8	1,036.9
Investment in joint ventures (i)	–	(0.5)
Stock-based compensation (e)	2.2	(2.5)
Long-term debt
Bank loan (j)	–	201.8
Capital leases (k)	(8.1)	(8.9)
Transaction costs on long-term debt (a)	43.6	43.9
Future/deferred income taxes	(704.5)	(536.6)

Total liabilities	697.6	725.7
Shareholders’ equity
Share capital
Stock-based compensation (e)	24.7	21.5
Contributed surplus
Stock-based compensation (e)	(2.7)	0.4
Retained income	(211.4)	(154.4)
Accumulated other comprehensive income
Funding status of defined benefit pension and other post-retirement plans (b)	(1,792.8)	(1,297.2)
Unrealized foreign exchange (gain) loss on designated net investment hedge (a)	(3.0)	(4.9)

Total liabilities and shareholders’ equity	$(1,287.6)	$(708.9)

2009 ANNUAL REPORT	105

FIVE-YEAR SUMMARY

(in millions of Canadian dollars)	2009	2008(1)(3)	2007(1)(2)	2006(1)	2005(1)
Income Statement
Revenues
Freight
Grain	$1,129.9	$970.0	$938.9	$904.6	$754.5
Coal	443.3	607.5	573.6	592.0	728.8
Sulphur and fertilizers	303.5	508.6	502.0	439.3	447.1
Forest products	173.2	239.3	275.8	316.4	333.9
Industrial and consumer products	766.6	766.1	627.9	603.8	542.9
Automotive	228.8	323.5	319.0	314.4	298.0
Intermodal	1,129.9	1,399.8	1,318.0	1,256.8	1,161.1

	4,175.2	4,814.8	4,555.2	4,427.3	4,266.3
Other revenues	128.0	116.8	152.4	155.9	125.3

Total revenues	4,303.2	4,931.6	4,707.6	4,583.2	4,391.6
Operating expenses
Compensation and benefits	1,275.2	1,306.1	1,275.0	1,348.1	1,339.3
Fuel	580.2	1,005.8	746.8	650.5	588.0
Materials	215.1	252.3	252.2	254.6	223.3
Equipment rents	184.8	182.2	207.5	181.2	210.0
Depreciation and amortization	488.9	442.5	427.5	426.9	414.8
Purchased services and other	658.9	701.0	637.8	638.7	637.0

Total operating expenses	3,403.1	3,889.9	3,546.8	3,500.0	3,412.4

Operating income(6)	900.1	1,041.7	1,160.8	1,083.2	979.2
Equity income (net of income tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	—	50.9	11.2	—	—
Less:
Other income and charges, before foreign exchange gains and losses on long-term debt and other specified items(4)(5)(6)	31.0	22.7	29.6	27.8	18.1
Net interest expense	273.1	261.1	204.3	194.5	204.2
Income tax expense, before income tax on foreign exchange gains and losses on long-term debt and income tax on other specified items(4)(5)(6)	135.7	189.1	268.7	264.6	243.7

Income, before foreign exchange gains and losses on long-term debt and other specified items(4)(5)(6)	460.3	619.7	669.4	596.3	513.2

Foreign exchange gain (loss) on long-term debt (net of income tax)(5)	(25.8)	22.3	125.5	(7.2)	22.3

Other specified items (net of income tax)(4)(6)	177.9	(34.8)	137.2	166.2	(7.7)

Net income	$612.4	$607.2	$932.1	$755.3	$527.8

(1)	Certain comparative period figures have been restated for the adoption of CICA accounting standard 3064 and accounting policy changes related to pension prior service costs and locomotive overhauls.

(2)	The 2007 figures include equity income for DM&E from October 30, 2007 to December 31, 2007.

(3)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a fully consolidated basis after that date.

(4)	Before other specified items as follows: For 2009, a $54.5 million loss on termination of lease with a shortline railway ($37.6 million after tax), a gain of $160.3 million on sales of partnership interest and significant properties ($136.8 million after tax), a $6.3 million gain in fair value of long-term floating rate notes ($4.5 million after tax), and income tax benefits of $74.2 million due to Provincial income tax rate reductions and a settlement related to a prior year; for 2008, a $49.4 million loss in fair value of Canadian third party asset-backed commercial paper ($34.8 million after tax); for 2007, a $152.2 million income tax benefit was recorded due to Federal income tax rate reductions which was offset by a $21.5 million loss in fair value of Canadian third party asset-backed commercial paper ($15.0 million after tax); for 2006, a $166.2 million income tax benefit was recorded due to Federal and Provincial income tax rate reductions; for 2005, a $33.9 million ($20.6 million after tax) reduction to environmental remediation and a $44.2 million ($28.3 million after tax) special charge for labour restructuring.

(5)	Before foreign exchange gain (loss) on long-term debt as follows: For 2009, a $5.8 million ($25.8 million loss after tax) foreign exchange gain on long-term debt; for 2008, a $16.3 million ($22.3 million gain after tax) foreign exchange loss on long-term debt; for 2007, a $169.8 million ($125.5 million after tax) foreign exchange gain on long-term debt; for 2006, a $0.1 million ($7.2 million after tax) foreign exchange loss on long-term debt, for 2005, a $44.7 million ($22.3 million after tax) foreign exchange gain on long-term debt.

(6)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CP’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CP.

106	2009 ANNUAL REPORT

SHAREHOLDER INFORMATION

COMMON SHARE MARKET PRICES

	2009		2008
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low
First Quarter	46.09	32.36	74.74		57.30
Second Quarter	48.41	36.80	75.00		63.98
Third Quarter	55.96	38.35	68.75		53.80
Fourth Quarter	58.17	45.41	57.86		34.24

Year	58.17	32.36	75.00		34.24

New York Stock Exchange (U.S. dollars)	High	Low	High		Low

First Quarter	38.98	25.11	76.18		55.39
Second Quarter	43.91	29.19	76.14		62.84
Third Quarter	51.64	32.96	68.33		51.75
Fourth Quarter	55.43	42.05	53.70		26.64

Year	55.43	25.11	76.18		26.64

Number of registered shareholders at year end:					17,437
Closing market prices at year end:
Toronto Stock Exchange:				CDN$	56.79
New York Stock Exchange:				US$	54.00

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

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

INFORMATION REGARDING DIRECT REGISTRATION

The Direct Registration System, or DRS, allows registered holders to hold securities in “book entry” form without having a physical certificate issued as evidence of ownership. Instead, securities are held in the name of the registered holder and registered electronically on the issuer’s records maintained by the issuer’s transfer agent. If you are a registered holder of shares and wish to hold your shares using the DRS, please contact the transfer agent at the phone number or address shown above, or for more information about direct registration, log on to Computershare’s website at www.computershare.com/investorcentrecanada and click on “Questions and Answers”.

4% CONSOLIDATED DEBENTURE STOCK

Inquiries with respect to Canadian Pacific Railway Company’s 4% Consolidated Debenture Stock should be directed as follows:
For stock denominated in U.S. currency – The Bank of New York Mellon at (212) 815-2719 or by e-mail at lesley.daley@bnymellon.com and;
For stock denominated in pounds Sterling – BNY Trust Company of Canada at (416) 933-8504 or by e-mail at marcia.redway@bnymellon.com.

2009 ANNUAL REPORT	107

MARKET FOR SECURITIES

The Common Shares of Canadian Pacific Railway Limited are listed on the Toronto and New York stock exchanges. The Debenture Stock of Canadian Pacific Railway Company is listed on the London Stock Exchange (UK pounds sterling) and on the New York Stock Exchange (U.S. currency).

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

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2010 Annual and Special Meeting of Shareholders.

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

2010 ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held on Friday, May 21, 2010, at The Fairmont Palliser Hotel located at 133 – 9th Avenue SW, Calgary, Alberta, at 9:00 a.m. Mountain Time.

SHAREHOLDER SERVICES

Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:

Shareholder Services, Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square,401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4

INVESTOR INFORMATION

Financial information is available under the Investor Section on CP’s Web site at www.cpr.ca.

COMMUNICATIONS AND PUBLIC AFFAIRS

Contact Communications and Public Affairs, Canadian Pacific, Suite 500, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4

108	2009 ANNUAL REPORT

DIRECTORS & COMMITTEES

John E. Cleghorn, O.C., F.C.A.(2)
Chairman
Canadian Pacific Railway Limited
Toronto, Ontario

Tim W. Faithfull(2)(3)*(4)
Retired President and Chief Executive Officer
Shell Canada Limited
Oxford, Oxfordshire, England

Frederic J. Green(3)
President and Chief Executive Officer
Canadian Pacific Railway Limited
Calgary, Alberta

Krystyna T. Hoeg, C.A.(1)(5)
Former President and Chief Executive Officer
Corby Distilleries Limited
Toronto, Ontario

Richard C. Kelly(1)(3)
Chairman and Chief Executive Officer
Xcel Energy, Inc.
Minneapolis, Minnesota

The Honourable John P. Manley(1)(2)(5)*
President and Chief Executive Officer
Canadian Council of Chief Executives
Ottawa, Ontario

Linda J. Morgan(3)(4)
Counsel
Covington & Burling LLP
Bethesda, Maryland

Madeleine Paquin(3)(4)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C.(2)(4)*(5)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C., S.O.M., F.Inst.P.(1)(2)*(5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

David W. Raisbeck(1)(5)
Retired Vice-Chairman
Cargill Inc.
Sanibel, Florida

Hartley T. Richardson, C.M., O.M.(4)(5)
President and Chief Executive Officer
James Richardson & Sons, Limited
Winnipeg, Manitoba

Michael W. Wright(1)*(2)(3)
Retired Chairman of the Board and Chief Executive Officer
SUPERVALU INC.
Longboat Key, Florida

(1) Audit, Finance and Risk Management Committee

(2) Corporate Governance and Nominating Committee

(3) Health, Safety, Security and Environment Committee

(4) Management Resources and Compensation Committee

(5) Pension Committee

*  denotes chairman of the committee

2009 ANNUAL REPORT	109

SENIOR OFFICERS OF THE COMPANY

John E. Cleghorn, O.C., F.C.A.
Chairman of the Board
Toronto, Ontario

Frederic J. Green(1)
President and Chief Executive Officer
Calgary, Alberta

Kathryn B. McQuade(1)
Executive Vice-President and Chief Financial Officer
Mesquite, Nevada

Jane A. O’Hagan(1)
Senior Vice-President, Strategy and Yield
Calgary, Alberta

Brock M. Winter(1)
Senior Vice-President, Operations
Calgary, Alberta

Raymond H. Foot(1)
Group Vice-President, Sales
Calgary, Alberta

J. Michael Franczak(1)
Group Vice-President, Operations
Calgary, Alberta

J. Robert Milloy(1)
Group Vice-President, Marketing and Yield
Calgary, Alberta

R. Andrew Shields(1)
Group Vice-President, Human Resources and
Industrial Relations
Calgary, Alberta

Marlowe G. Allison
Vice-President and Treasurer
Calgary, Alberta

Donald B. Campbell(1)
Vice-President, Finance
Calgary, Alberta

Brian W. Grassby(1)
Vice-President and Comptroller
Calgary, Alberta

Paul A. Guthrie, Q.C.(1)
Vice-President, Law
Municipal District of Rocky View, Alberta

Karen L. Fleming
Senior Counsel and Corporate Secretary
Calgary, Alberta

(1) Executive Committee of Canadian Pacific Railway Company

110	2009 ANNUAL REPORT

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
Cert no. SGS-COC-3038
www.fsc.org
© 1996 Forest Stewardship Council

vancouver 2010

vancouver 2010
PARALYMPIC GAMES
JEUX PARALYMPIQUES

CANADIAN PACIFIC

OFFICIAL SUPPORTER