Form 40-F
period 2010-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2011-03-15
CIK 16875, 1166893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(Exact name of Registrant as specified in its charter)

CANADA (Province or other jurisdiction of incorporation or organization)	4011 (Primary Standard Industrial Classification Code Number)	98-0355078 (Canadian Pacific Railway Limited) 98-0001377 (Canadian Pacific Railway Company) (I.R.S. Employer Identification Number)
Suite 500, Gulf Canada Square, 401-9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4
(403) 319-7000
(Address and telephone number of Registrant’s principal executive offices)
CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of Agent for
Service of Registrant in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value, of Canadian Pacific Railway Limited	New York Stock Exchange

Common Share Purchase Rights of Canadian Pacific Railway Limited	New York Stock Exchange

Perpetual 4% Consolidated Debenture Stock of Canadian Pacific Railway Company	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:  None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  Debt Securities

For annual reports, indicate by check mark the information filed with this form:

☑ Annual information form	☑ Audited annual financial statements
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
At December 31, 2010, 169,175,058 Common Shares of Canadian Pacific Railway Limited (“CPRL”) were issued and outstanding. At December 31, 2010, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company (“CPRC”) were issued and outstanding. All of the ordinary shares of CPRC are held by CPRL.
Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES ☑	NO ☐
Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (s.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

YES ☐	NO ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED
          The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2010, at the time of filing with the Securities and Exchange Commission (the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-140955 (Canadian Pacific Railway Limited).
          In addition, this Annual Report on Form 40-F is incorporated by reference into or as an exhibit to, as applicable, the Registration Statement on Form F-9 No. 333-159943 (Canadian Pacific Railway Company), and the Registration Statement on Form F-10 No. 333-159945 (Canadian Pacific Railway Limited).
ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS
AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A.	Annual Information Form
          For the Annual Information Form of the Registrant for the year ended December 31, 2010 see pages 1 through 42 of the Registrant’s 2010 Annual Information Form incorporated by reference and included herein.

B.	Audited Annual Financial Statements
          For consolidated audited financial statements (U.S. GAAP), including the report of the auditors with respect thereto, see pages 49 through 108 of the Registrant’s 2010 Annual Report incorporated by reference and included herein.

C.	Management’s Discussion and Analysis
          For management’s discussion and analysis, see pages 3 through 48 of the Registrant’s 2010 Annual Report incorporated by reference and included herein.
          For the purposes of this Annual Report on Form 40-F, only pages 3 through 108 of the Registrant’s 2010 Annual Report referred to above shall be deemed filed, and the balance of such 2010 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.
DISCLOSURE CONTROLS AND PROCEDURES
          As of December 31, 2010, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2010, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to the Registrants’ management, including their Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

          It should be noted that while the Registrants’ Chief Executive Officer and Chief Financial Officer believe that the Registrants’ disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Registrants’ disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
          For management’s report on internal control over financial reporting, see page 50 of the Registrant’s 2010 Annual Report, incorporated by reference and included herein.
ATTESTATION REPORT OF THE REGISTERED PUBLIC ACCOUNTING FIRM
          The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, independent auditors, as stated in their report on pages 51 through 52 of the Registrant’s 2010 Annual Report.
CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING
          During the period covered by this Annual Report on Form 40-F, no changes occurred in the Registrants’ internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrants’ internal control over financial reporting.
NOTICES PURSUANT TO REGULATION BTR
          None.
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
B.      In addition, the Registrants adopted a Code of Ethics for Chief Executive Officer and Senior Financial Officers in 2003. This code applies to the Registrants’ President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Senior Vice-President Finance and Comptroller. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES
          The Registrants amended their Corporate Governance Principles and Guidelines in December 2010 to include shareholders engagement, shareholder advisory votes on executive compensation, director attendance at the Registrants’ annual meeting and performance reviews for the Chairman of the Board. These principles and guidelines pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; discretionary term limits for service as Board or Board Committee Chairs; access by directors to management and independent advisors; director compensation; director retirement age; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.
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
Office of the Corporate Secretary
Canadian Pacific Railway
Suite 920, 401 – 9th Avenue S.W.
Calgary, Alberta
Canada, T2P 4Z4

IDENTIFICATION OF AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT
          The following individuals comprise the current membership of the Registrants’ Audit, Finance and Risk Management Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:
Krystyna T. Hoeg
Richard C. Kelly
John P. Manley
Linda J. Morgan
Roger Phillips
Michael W. Wright
          Each of the aforementioned directors with the exception of Ms. Morgan has been determined by the boards of the Registrants to meet the audit committee financial expert criteria prescribed by the Securities and Exchange Commission and has been designated as an audit committee financial expert for the Audit Committees of the boards of both Registrants. Each of the aforementioned directors has been determined by the boards of the Registrants to be independent within the criteria referred to above under the subheading “Director Independence”, including the NYSE Standards.
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

PRINICIPAL ACCOUNTANT FEES AND SERVICES
          Fees payable to the Registrants’ independent auditors, PricewaterhouseCoopers LLP for the years ended December 31, 2010, and December 31, 2009, totaled $2,525,200 and $3,396,200, respectively, as detailed in the following table:

	Year ended December 31, 2010	Year ended December 31, 2009
Audit Fees	$1,795,600	$2,176,800
Audit-Related Fees	$388,400	$794,800
Tax Fees	$341,200	$424,600
All Other Fees	$ —	$ —
TOTAL	$2,525,200	$3,396,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below.
Audit Fees
Audit fees were for professional services rendered for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditor’s report on the effectiveness of internal control over financial reporting.
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
All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2010 and 2009, there were no services in this category.

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
OFF-BALANCE SHEET ARRANGEMENTS
          A description of the Registrants’ off-balance sheet arrangements is set forth on page 34 of the Registrants’ 2010 Annual Report incorporated by reference and included herein.
TABLE OF CONTRACTUAL COMMITMENTS
          The table setting forth the Registrants’ contractual commitments is set forth on page 34 of the Registrants’ 2010 Annual Report incorporated by reference and included herein.
INTERACTIVE DATA FILE
          The Registrants, within 30 days, will submit to the Commission in Exhibit 101 of an amendment to this Form 40-F, and concurrently post on its corporate Web site, an Interactive Data File.
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

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
/s/ Karen L. Fleming
Name:	Karen L. Fleming
Title:	Corporate Secretary
Date:	March 15, 2011

EXHIBITS

99.1	Consent of PricewaterhouseCoopers LLP, Independent Auditors.
99.2	Certification by the Chief Executive Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.
99.3	Certification by Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.
99.4	Certification by the Chief Executive Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350.
99.5	Certification by the Chief Financial Officer of the Registrants filed pursuant to 18 U.S.C. Section 1350.
101	Interactive Data File*

*	To be filed by amendment.

Annual Information Form 2010

Table of Contents

SECTION 1: CORPORATE STRUCTURE
1.1 NAME, ADDRESS AND INCORPORATION INFORMATION	2

SECTION 2: INTERCORPORATE RELATIONSHIPS
2.1 PRINCIPAL SUBSIDIARIES	3

SECTION 3: GENERAL DEVELOPMENTS OF THE BUSINESS
3.1 RECENT DEVELOPMENTS	4

SECTION 4: DESCRIPTION OF THE BUSINESS
4.1 OUR BACKGROUND AND NETWORK	6
4.2 STRATEGY	6
4.3 PARTNERSHIPS, ALLIANCES AND NETWORK EFFICIENCY	6
4.4 NETWORK AND RIGHT-OF-WAY	7
4.5 QUARTERLY TRENDS	10
4.6 BUSINESS CATEGORIES	10
4.7 REVENUES	10
4.8 RAILWAY PERFORMANCE	14
4.9 FRANCHISE INVESTMENT	15
4.10 INTEGRATED OPERATING PLAN (“IOP”)	15
4.11 INFORMATION TECHNOLOGY	16
4.12 LABOUR PRODUCTIVITY AND EFFICIENCY	17
4.13 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	17
4.14 INDEMNIFICATIONS	17
4.15 SAFETY	17
4.16 ENVIRONMENTAL PROTECTION	18
4.17 INSURANCE	19
4.18 COMPETITIVE CONDITIONS	19

SECTION 5: DIVIDENDS
5.1 DECLARED DIVIDENDS AND DIVIDEND POLICY	20

SECTION 6: CAPITAL STRUCTURE
6.1 DESCRIPTION OF CAPITAL STRUCTURE	21
6.2 SECURITY RATINGS	22

SECTION 7: MARKET FOR SECURITIES
7.1 STOCK EXCHANGE LISTINGS	24
7.2 TRADING PRICE AND VOLUME	24

SECTION 8: DIRECTORS AND OFFICERS
8.1 DIRECTORS	25
8.2 CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	26
8.3 SENIOR OFFICERS	27
8.4 SHAREHOLDINGS OF DIRECTORS AND OFFICERS	29

SECTION 9: LEGAL PROCEEDINGS	30

SECTION 10: TRANSFER AGENTS AND REGISTRARS
10.1 TRANSFER AGENT	31

SECTION 11: INTERESTS OF EXPERTS	32

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE
12.1 COMPOSITION OF THE AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE AND RELEVANT EDUCATION AND EXPERIENCE	33
12.2 PRE-APPROVAL OF POLICIES AND PROCEDURES	34
12.3 AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE CHARTER	34
12.4 AUDIT AND NON-AUDIT FEES AND SERVICES	39

SECTION 13: FORWARD LOOKING INFORMATION	41

SECTION 14: ADDITIONAL INFORMATION
14.1 ADDITIONAL COMPANY INFORMATION	42
All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.
March 2, 2011

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
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) was acquired in October 2007 subject to approval by the U.S. Surface Transportation Board (“STB”) and is an indirect wholly owned subsidiary of the Soo Line Corporation. The STB approved the application to acquire control on September 30, 2008. The official effective date of the final decision was October 30, 2008.

SECTION 3: GENERAL DEVELOPMENTS OF THE BUSINESS

3.1 Recent Developments
We continually seek to grow the value and scale of our core business through infrastructure-sharing and joint-service programs with other railways, strategic capital investment programs, strategic additions and operating plan strategies. Combined with the ongoing improvement of our locomotive fleet, these strategies facilitate more predictable and fluid train operations between major terminals. In line with our strategic vision, CP accomplished the following initiatives in 2010:
CP announced a ten-year agreement with Teck Resources Limited (“Teck”). The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides flexibility critical for a long term agreement.
We made significant progress re-organizing the Company to reduce the total number of management layers. The new organizational structure is based on ensuring clear accountability and alignment and will facilitate more efficient decision making consistent with delivering on our multi-year service reliability, productivity and asset velocity objectives. The redesign has reduced the number of operating regions, and the Operations side of the business is complete.
During 2010, CP took on new initiatives targeted at permanently reducing structural costs. This included the consolidation of certain offices, as well as the consolidation of locomotive and freight car repair facilities.
In addition, we took further actions to strengthen our balance sheet and create and enhance the organization’s financial flexibility. CP took advantage of low cost debt markets and used both debt and funds from operations to pre-fund the main Canadian defined benefit pension plan. This effectively puts our cash to work more quickly and reduces expected future pension contributions. The actions taken have given the company significant flexibility in pension funding levels over the next 3-5 years.
Finally, with the strengthening economy in 2010, CP enjoyed a 12.6% increase in volumes (as measured by carloads) and delivered on the key objective of sustaining long train improvements while managing a busier network. Our multi-year capital plan includes the intention to expand and increase the number of sidings that can accommodate long trains to allowing further productivity improvements. Our 2011 capital plan includes key improvements in productive IT and investment to support growth.
2009 Highlights
In 2009, CP was focused on evaluating the structure of our business. We continued with cost reduction strategies including “Execution Excellence for Efficiency” (or “E3”), which was the beginning of our larger variable cost initiatives, our structural cost reduction initiative and the application of lean management techniques to our core operation processes.
2009 was also a year where we focused on strengthening our balance sheet which included issuing equity in the first quarter. As well, we made a cash tender for outstanding debt and issued new debt to lengthen our maturity profile, smooth our repayment profile and strengthen near term liquidity. CP focused on managing working capital, which included selling certain non-core assets.
In the fourth quarter of 2009, CP terminated a contract with a lessee in order to cease through-train operations over the CP owned rail branch line between Smiths Falls and Sudbury, Ontario. Improved train efficiencies allowed us to move this service over our main line rather than using this bypass route. CP also made a voluntary prepayment to our defined benefit pension plan to reduce the volatility of future pension funding requirements.
In the third quarter of 2009, the Company sold certain non-core assets. Several significant properties were sold, including Windsor Station in Montreal, Quebec and land in Western Canada for transit purposes. After the sale, CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period.
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

SECTION 3: GENERAL DEVELOPMENTS OF THE BUSINESS

2008 Highlights
The Company assumed control of DM&E on October 30, 2008 following approval of its acquisition of DM&E by the STB. The addition of DM&E extended CP’s reach and increased its rail network, added new customers and expanded the service available to customers of both DM&E and CP. Freight revenues from DM&E are derived principally from transporting grain, industrial products, and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the U.S. The decision to construct a railway line into the PRB will be made by the Company based on economic viability and supported by certain key conditions being met. In 2009 we integrated DM&E into most of our major operating systems.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

4.1 Our Background and Network
CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From our inception 130 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$378.8 million in revenues annually) providing rail and intermodal freight transportation services over a 14,800-mile network serving the principal business centres of Canada, from Montreal to Vancouver, British Columbia (“B.C.”), and the U.S. Midwest and Northeast regions.
We own approximately 10,700 miles of track. An additional 4,100 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,100 miles are located in western Canada, 2,200 miles in eastern Canada, 5,400 miles in the U.S. Midwest and 1,100 miles in the U.S. Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class I railways in North America, which allow us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal and the Port Metro Vancouver in Vancouver, B.C., respectively.
Our network accesses the U.S. market directly through three wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the U.S. Midwest; DM&E, a wholly owned subsidiary of the Soo Line, which operates in the U.S. Midwest; and the Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major U.S. Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

Over the past few years, Class I railway initiatives have included:
•	co-operation initiatives with the Canadian National Railway Company (“CN”) in the Port Metro Vancouver Terminal and B.C. Lower Mainland;
•
working very closely with all the Class I and other carriers that serve Chicago, Illinois under the Chicago Region Environmental and Transportation Efficiency (“CREATE”) program. Class Is, Amtrak, Metra and switching carriers Indiana Harbor Belt Railroad (“IHB”) and Belt Railway of Chicago (“BRC”) have partnered in CREATE to initiate operating and structural changes that will improve operating efficiency and fluidity in and around Chicago, creating the largest railroad hub in North America.

•
CP working with the State Departments of Transportation of New York, Illinois, Wisconsin and Minnesota to develop plans for improved track infrastructure to support intercity passenger rail. Work on the improvements is expected to commence during the 2011 construction season and be complete by 2013. The improvements will improve the fluidity of passenger and freight traffic on shared CP track.

We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.
4.4 Network and Right-of-Way
Our 14,800-mile network extends from the Port Metro Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the U.S. industrial centres of Chicago; Detroit, Michigan; Newark, New Jersey; Philadelphia; New York City and Buffalo, New York; Kansas City, Missouri; and Minneapolis, Minnesota.
Our network is composed of four primary corridors: Western, Eastern, Central and the Northeast U.S.
4.4.1 The Western Corridor: Vancouver-Thunder Bay
Overview — The Western Corridor links Vancouver with Thunder Bay, Ontario, which is the western Canadian terminus of our Eastern corridor. With service through Calgary, Alberta the Western Corridor is an important part of our routes between Vancouver and the U.S. Midwest, and between Vancouver and eastern Canada. The Western Corridor provides access to the Port of Thunder Bay, Canada’s primary Great Lakes bulk terminal.
Products — The Western Corridor is our primary route for bulk and resource products traffic from western Canada to the Port Metro Vancouver for export. We also handle significant volumes of international intermodal containers and domestic general merchandise traffic.
Feeder Lines — We support our Western Corridor with four significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to the Roberts Bank terminal at the Port Metro Vancouver; the “Calgary-

SECTION 4: DESCRIPTION OF THE BUSINESS

Edmonton-Scotford Route”, which provides rail access to central Alberta’s Industrial Heartland in addition to the petrochemical facilities in central Alberta; the “Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Union Pacific Corporation (“UP”) at Kingsgate, B.C.; and the “North Route” that provides rail service to customers from Winnipeg, Manitoba to Calgary through Portage la Prairie, Saskatoon and Wetaskiwin. This line is an important collector of Canadian grain and fertilizer, serving the potash mines located east and west of Saskatoon. In addition, this line provides direct access to refining and upgrading facilities in Alberta’s Industrial Heartland and at Lloydminster, Alberta.
Connections — Our Western Corridor connects with UP at Kingsgate and with Burlington Northern Santa Fe, LLC (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at many locations including Thunder Bay, Winnipeg, Regina and Saskatoon, Saskatchewan, Red Deer, Calgary, and Edmonton, Alberta; and several locations in the Greater Vancouver area.
Yards and Repair Facilities — We support rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton, Moose Jaw, Saskatchewan, Winnipeg and Thunder Bay. We also have major intermodal terminals at Vancouver, Calgary, Edmonton, Regina and Winnipeg. We have locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary, Moose Jaw and Winnipeg.
4.4.2 The Central Corridor: Moose Jaw-Chicago-Kansas City
Overview — The Central Corridor connects with the Western Corridor at Moose Jaw. By running south to Chicago and Kansas City through the twin cities of Minneapolis and St. Paul in Minnesota, and Milwaukee, Wisconsin, we provide a direct, single-carrier route between western Canada and the U.S. Midwest. The west end of the Central Corridor is proximate to the PRB located in Wyoming, the largest thermal coal producing region in the U.S.
Products — Primary traffic categories transported on the Central Corridor include intermodal containers from the Port Metro Vancouver, fertilizers, chemicals, grain, coal, automotive and other agricultural products.
Feeder Lines — We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. CP maintains its own yard facilities at the twin ports that provide an outlet for grain from the U.S. Midwest to the grain terminals at these ports, and a strategic entry point for large dimensional shipments that can be routed via CP’s network to locations such as Alberta’s Industrial Heartland to serve the needs of the oil sands and energy industry. The DM&E route from Winona, Minnesota to Colony, Wyoming and Crawford, Nebraska provides access to key agricultural and industrial commodities. The Iowa, Chicago and Eastern Railroad (“ICE”) route from River Junction Minnesota and Sabula Junction, Iowa provides a key connection between the twin cities and Kansas City.
Connections — Our Central Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota and with UP at St. Paul. We connect with CN at Minneapolis, Milwaukee and Chicago. At Kansas City we connect with Kansas City Southern (“KCS”), BNSF and UP. Our Central Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the U.S.
Yards and Repair Facilities — We support rail operations on the Central Corridor with main rail yards in Chicago, Milwaukee, Wisconsin, St. Paul and Glenwood, Minnesota, Mason City, and Nahant, Iowa; and Huron, South Dakota. We own 49% of the IHB Railroad Company, a switching railway serving Greater Chicago and northwest Indiana, and have two major intermodal terminals in Chicago and one in Minneapolis. In addition, we have a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago. We share a yard with KCS in Kansas City.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.4.3 The Eastern Corridor: Thunder Bay-Montreal and Detroit
Overview — The Eastern Corridor extends from Thunder Bay through to its eastern terminus at Montreal and from Toronto to Windsor, Ontario. Our Eastern Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via our Western Corridor and to the U.S. via our Central Corridor. This is a key element of our transcontinental intermodal and other services, as well as truck trailers moving in drive-on/drive-off Expressway service between Montreal and Toronto. The corridor also supports our market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest. The Eastern Corridor consists of a route between Montreal and Windsor, which we own and maintain, coupled with running rights between Windsor and Detroit, a trackage rights arrangement on Norfolk Southern Corporation (“NS”) tracks between Detroit and Chicago and a long-term rail car haulage contract with CSX Corporation (“CSX”) that links Detroit with our lines in Chicago.
Products — Major traffic categories transported in the Eastern Corridor include forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.
Feeder Lines — A major feeder line that serves the steel industry at Hamilton, Ontario provides connections to both our Northeast U.S. corridor and other U.S. carriers at Buffalo.
Connections — The Eastern Corridor connects with a number of shortline railways including routes from Montreal to Quebec City, Quebec and Montreal to St. John, New Brunswick. Connections are also made with CN at a number of locations, including Sudbury, Toronto and Montreal and NS and CSX at Detroit and Buffalo as well as CSX in Montreal.
Yards and Repair Facilities — We support our rail operations in the Eastern Corridor with major rail yards at Toronto and Montreal. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Montreal and Detroit. Terminals for our Expressway service are located in Montreal and at Milton and Agincourt in the Greater Toronto area.
We have locomotive repair facilities at Montreal and Toronto and car repair facilities at Thunder Bay, Toronto and Montreal.
4.4.4 The Northeast U.S. Corridor: Buffalo and Montreal to New York
Overview — The Northeast U.S. Corridor provides an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast.
Products — Major traffic categories transported in the Northeast U.S. Corridor include industrial and consumer products.
Feeder Lines — The Northeast U.S. Corridor connects with important feeder lines. Our route between Montreal and Sunbury, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to New York City; Philadelphia; and Newark, New Jersey. The line between Guelph Junction, Ontario and Binghamton, New York, including haulage rights over NS lines, links industrial southern Ontario with key U.S. connecting rail carriers at Buffalo and with the Montreal-to-Sunbury line at Binghamton.
Connections — We have major connections with NS at Harrisburg and Allentown in Pennsylvania, and with CSX at Philadelphia. Shortline connections exist with multiple players throughout the corridor.
Yards and Repair Facilities — We support our Northeast U.S. Corridor with a major rail yards in Binghamton. We have locomotive and car repair facilities in Montreal and Binghamton, in addition to car repair facilities in Chicago and locomotive and car repair facilities in Toronto.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

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
2010 was an extraordinary year with volatility and limited market transparency. Coupled with the quarterly fluctuations in trends caused by the 2009 global recession, our results and volumes are inconsistent with the sensitivity and trends provided above. Management believes that the changes in economic conditions in 2009 affected the quarterly results in 2009 and 2010; the timing of a return to the sensitivity and trends discussed will depend on the recovery of the economy and our customers.
4.6 Business Categories
The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2010 compared with 2009:

Business Category	2010	2009

Bulk	43%	44%
Merchandise	29%	28%
Intermodal	28%	28%

4.7 Revenues
The following table summarizes our annual freight revenues since 2008:

Freight Revenues		Fiscal 2010		Fiscal 2009
(in $ millions, except for percentages)	Fiscal	Compared	Fiscal	Compared	Fiscal
	2010	to Fiscal	2009(1)	to Fiscal	2008(1)
Business Category		2009		2008(1)

Bulk
Grain	1,135.7	(0.1)%	1,137.1	16.4%	977.2
Coal	490.8	10.6%	443.8	(27.4)%	611.4
Sulphur and fertilizers	474.8	53.5%	309.3	(39.6)%	511.9

Total bulk	2,101.3	11.2%	1,890.2	(10.0)%	2,100.5

Merchandise
Forest products	184.9	5.0%	176.1	(27.0)%	241.1
Industrial and consumer products	902.8	14.8%	786.1	1.8%	772.0
Automotive	316.4	38.0%	229.3	(29.6)%	325.6

Total merchandise	1,404.1	17.8%	1,191.5	(11.0)%	1,338.7

Intermodal	1,347.9	12.5%	1,198.1	(19.2)%	1,482.3

Total freight revenues	4,853.3	13.4%	4,279.8	(13.0)%	4,921.5

(1)	Restated on a U.S. GAAP basis.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.7.1 Bulk
Our bulk business represented approximately 43% of total freight revenues in 2010.
4.7.1.1 Grain
Our grain business accounted for approximately 23% of total freight revenues in 2010.
Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans, and canola, and processed products such as meals, oils, and flour.
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
Railway revenues for the movement of export grain from western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to Section 21.3.1 of our 2010 Management’s Discussion and Analysis (“MD&A”), which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca.
4.7.1.2 Coal
Our coal business represented approximately 10% of total freight revenues in 2010.
We handle mostly metallurgical coal destined for export through the Port Metro Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.
Our Canadian coal traffic originates mainly from Teck’s mines in southeastern B.C. They are considered to be among the most productive, highest-quality metallurgical coal mines in the world. CP announced a ten-year agreement designed to achieve growth in the volume of coal shipped. We move coal west from these mines to port terminals for export to world markets, and east for the U.S. midwest markets and for consumption in steel-making mills along the Great Lakes.
In the U.S. through short haul movements, we move primarily thermal coal, which is interchanged to us from other carriers, for use in power-generating plants. Our U.S. coal business also includes petroleum coke shipments to power-generating facilities.
4.7.1.3 Sulphur and Fertilizers
Sulphur and fertilizers business represented approximately 10% of total freight revenues in 2010.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

Fertilizers
Fertilizers traffic consists primarily of potash and chemical fertilizers. Our potash traffic moves mainly from Saskatchewan to offshore markets through the ports of Metro Vancouver, Thunder Bay and Portland, Oregon and to markets in the U.S. Chemical fertilizers are transported to markets in Canada and the U.S. from key production areas in the Canadian prairies. Phosphate fertilizer is also transported from U.S. and Canadian producers to markets in Canada and the northern U.S.
We provide transportation services from major potash and nitrogen production facilities in western Canada and have efficient routes to the major U.S. markets. We also have direct service to key fertilizer distribution terminals, such as the barge facilities on the Mississippi River system at Minneapolis-St. Paul, as well as access to Great Lakes vessels at Thunder Bay.
4.7.2 Merchandise
Our merchandise business represented approximately 29% of total freight revenues in 2010.
Merchandise products move in trains of mixed freight and in a variety of car types. Service involves delivering products to many different customers and destinations. In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services.
4.7.2.1 Forest Products
Our forest products business represented approximately 4% of total freight revenues in 2010.
Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and oriented strand board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.
4.7.2.2 Industrial and Consumer Products
Our industrial and consumer products business represented approximately 19% of total freight revenues in 2010.
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
4.7.2.3 Automotive
Our automotive business represented approximately 6% of total freight revenues in 2010.
Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. We transport finished vehicles from U.S. and Canadian assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. We also move imported vehicles to retail markets in Canada and the U.S. Midwest. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada and in the U.S.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.7.3 Intermodal
Our intermodal business accounted for approximately 28% of total freight revenues in 2010.
Domestic intermodal freight consists primarily of manufactured consumer products moving in containers. International intermodal freight moves in marine containers to and from ports and North American inland markets.
Domestic Intermodal
Our domestic intermodal business covers a broad spectrum of industries including food, retail, less-than truckload shipping, trucking, forest products and various other consumer-related products. Key service factors in domestic intermodal include consistent on-time delivery, the ability to provide door-to-door service and the availability of value-added services. The majority of our domestic intermodal business originates in Canada where we market our services directly to retailers, providing complete door-to-door service and maintaining direct relationships with our customers. In the U.S., our service is delivered mainly through wholesalers.
International Intermodal
Our international intermodal business consists primarily of containerized traffic moving between the ports in Vancouver, Montreal, New York and Philadelphia and inland points across Canada and the U.S.
We are a major carrier of containers moving via the ports in Montreal and Vancouver. Import traffic from the Port Metro Vancouver is mainly long-haul business destined for eastern Canada and the U.S. Midwest and Northeast. Our trans-Pacific service offers the shortest route between the Port Metro Vancouver and Chicago. We work closely with the Port of Montreal, a major year-round East Coast gateway to Europe, to serve markets primarily in Canada and the U.S. Midwest. Our U.S. Northeast service connects eastern Canada with the ports of Philadelphia and New York, offering a competitive alternative to trucks.
4.7.4 Other Business
We earn additional revenues from leasing certain assets, switching fees, other arrangements including logistical services, contracts with passenger service operators, and investments in joint rail operations.
4.7.5 Significant Customers
In 2010 and 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the year ended December 31, 2008 one customer comprised 11.3% of total revenues and 1.7% of total accounts receivable.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.8 Railway Performance
We focus on safety, franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. The following table summarizes the effect of these strategies based on industry-recognized performance indicators:
4.8.1 Performance Indicators

	Year Ended December 31
Performance Indicators(1)	2010(2)	2009(2)	2008(2)	2007	2006

Efficiency and other indicators
Gross ton-miles (GTM) (millions)(3)	242,757	209,475	239,705	246,322	236,405
Train miles (thousands)	39,576	34,757	41,420	42,804	42,310
U.S. gallons of locomotive fuel per 1,000 GTMs — freight and yard(4)	1.17	1.19	1.22	1.21	1.20
Average number of active employees — expense(5)	13,879	13,619	14,340	14,172	14,311
Car miles per car day(6)	139.9	N/A	N/A	N/A	N/A
Car miles per car day, excluding DM&E	151.5	142.6	143.6	142.3	137.3
Average train speed (miles per hour)(7)	22.7	N/A	N/A	N/A	N/A
Average train speed (miles per hour), excluding DM&E	23.8	25.5	24.0	23.2	24.8
Average terminal dwell (hours)(8)	21.4	21.9	22.3	22.2	20.8
Safety indicators
FRA personal injuries per 200,000 employee-hours(9)(11)	1.61	1.92	1.63	2.09	2.00
FRA train accidents per million train-miles(10)(11)	1.63	1.81	2.53	2.05	1.56

(1)	Certain prior period figures have been updated to reflect new information.

(2)	Consolidated data includes DM&E for 2010 and 2009. The 2008 figures include DM&E on a fully consolidated basis for the period from October 30 through December 31, 2008.

(3)
GTMs of freight measure the movement of total train weight over a distance of one mile. (Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives). An increase in GTMs indicates additional workload.

(4)
U.S. gallons of locomotive fuel per 1,000 GTMs — freight and yard measures the total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

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

(9)
U.S. Federal Railroad Administration (“FRA”) personal injuries per 200,000 employee-hours measures the number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

(10)
FRA train accidents per million train-miles measures the number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,200 in the U.S. or $10,600 in Canada in damage.

(11)	Safety indicators for 2008 include DM&E for the whole year.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.9 Franchise Investment
Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals); locomotives; information technology (“IT”); and freight cars and other equipment. On an accrual basis, we invested approximately $2.41 billion in our core assets from 2008 to 2010, with annual capital spending over this period averaging approximately 15% of revenues. This included approximately $1.81 billion invested in track and roadway, $0.22 billion in rolling stock, $0.19 in other equipment, $0.14 billion in IT and $0.05 billion in buildings.
4.9.1 Locomotive Fleet
Our locomotive fleet includes high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 727 AC locomotives. While AC locomotives represent approximately 61% of our road-freight locomotive fleet, they handle approximately 83% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance.
Following is a synopsis of our owned and leased locomotive fleet:
Number of Locomotives (owned and long-term leased)

	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total

0-5	200	—	2	—	202
6-10	205	—	—	—	205
11-15	322	—	—	—	322
16-20	—	—	—	—	—
Over 20	—	472	276	226	974

Total	727	472	278	226	1,703

4.9.2 Railcar Fleet
We own, lease or manage approximately 56,200 freight cars. Approximately 18,200 are owned by CP, approximately 7,200 are hopper cars owned by Canadian federal and provincial government agencies and approximately 13,100 are leased on a short-term basis and 17,700 are held under long-term leases. Short-term leases on approximately 6,600 cars are scheduled to expire during 2011, and the leases on approximately 4,800 additional cars are scheduled to expire before the end of 2015.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

We are committed to continuously improve scheduled railway operations as a means to achieve additional efficiencies that will enable further growth without the need to incur significant capital expenditures to accommodate the growth. During 2010, execution of our IOP generated productivity and efficiency improvements that reduced expenses in key areas, while improving service reliability to support rate increases and grow market share. Areas of expense reduction included labour, purchased services and equipment costs.
4.11 Information Technology
As a 24-hour-a-day, 7-day-a-week business, CP relies heavily on IT systems to schedule and manage planning and operational components safely and efficiently. IT applications map out complex interconnections of freight cars, locomotives, facilities, track and train crews to meet more than 10,000 individual customer service commitments every day. Across the network, CP’s suite of operating systems manages the overall movement of customers’ shipments and provides railway employees with reliable data on shipment performance, transit times, connections with other trains, train and yard capacities, and locomotive requirements. Within the yards, individual shipments are matched to freight car blocks, which in turn are matched to trains that are scheduled according to CP’s IOP.
Our forward focus is on modernization and simplification of our IT systems, standardizing on two separate platforms: Shipment Suite for Rail Operations and SAP for Enterprise Resource Planning. CP’s significant IT initiatives are as follows:
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
Transportation Management Systems (“TMS”)
CP’s TMS system is operating at all intermodal facilities. The system improves intermodal service by providing customer self-service, proof of delivery and full shipment tracking. TMS also provides more sophisticated pricing options and simplified billing processes.
Mycpr.ca
A multi-year program designed to revamp e-business applications is underway to provide customers with an industry leading electronic commerce capability. The next phase will see the launch of a new version of CP’s customer website, www.myCPR.ca. This new tool will allow customers to manage all aspects of their shipments from initial price inquiries, car ordering, shipment tracking, invoice viewing and payment.
Engineering Excellence
CP is making significant technology investments in Engineering Excellence to ensure continued network safety and reliability. The bridge inspection system allows employees to capture inspection results electronically in the field, reducing the amount of time spent documenting inspection results and increasing the quality of information gathered about the condition of each asset. Engineering Excellence ensures timely maintenance, improved infrastructure renewal planning and assured compliance to regulatory requirements.
Equipment Health Management System (“EHMS”)
EHMS is a multi-year project that supports the railway industry’s Advanced Technology Safety Initiative to reduce stress on railway infrastructure. The system allows freight car equipment owners to monitor and maintain their fleet proactively. Features include truck hunting detectors and hot box detector information and alerts to our EHMS system.

SECTION 4: DESCRIPTION OF THE BUSINESS

4.12 Labour Productivity and Efficiency
CP believes employees contribute best when the organizational structure is lean and accountabilities are clear. Companies only attain their full potential when they engage employees’ intelligence and creativity in a structured manner that becomes part of the fabric of the company.
In the past few years CP has initiated a number of strategic initiatives to achieve these conditions. In 2009, we commenced a holistic review of our organizational structure. We made significant progress implementing changes in 2010, which are designed to ensure clear accountability and alignment. The changes will facilitate more efficient decision making and have lead to some reductions in the number of management positions.
Our investments in lean and continuous improvement principles are now beginning to provide a return on our investment in increased productivity and reduced costs.
To reinforce the link between employee performance and organizational outcomes, CP also uses performance based programs designed to allow eligible unionized and non-unionized employees to share in the profits they help generate.
4.13 Business Risks and Enterprise Risk Management
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. CP’s Enterprise Risk Management (“ERM”) program targets strategic risk areas to determine additional prevention or mitigation plans that can be undertaken to either reduce risk or enable opportunities to be realized. The ERM process instils discipline in the approach to managing risk at CP and has been a contributing factor in providing focus on key areas. CP has managed to mitigate a number of strategic business risks using this focused approach.
The risks and our enterprise risk management are discussed in more detail in Section 21.0 Business Risks and Enterprise Risk Management of our 2010 MD&A, which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca.
4.14 Indemnifications
Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2010, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.
Pursuant to our by-laws, we indemnify all of our current and former directors and officers. In addition to the indemnity provided by our by-laws, we also indemnify our directors and officers pursuant to indemnity agreements. We carry a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.
4.15 Safety
Safety is a key priority for our management and Board of Directors. Our two main safety indicators — personal injuries and train accidents — follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours for CP was 1.61 in 2010, a decrease compared with 1.92 in 2009 and 1.63 in 2008. The FRA train accident rate for CP in 2010 was 1.63 accidents per million train-miles, compared with 1.81 in 2009 and 2.53 in 2008. CP strives to continually improve its safety performance through ten key strategies and activities such as training and technology. 2010 represents CP’s second lowest personal injury rate and our third lowest train accident rate.
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

SECTION 4: DESCRIPTION OF THE BUSINESS

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
We are a partner in Responsible Care®, an initiative of the Chemistry Industry Association of Canada and the American Chemistry Council (“ACC”) in the U.S., an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care® involves a public commitment to continually improve the industry’s environmental, health and safety performance. We successfully completed our first Responsible Care® external verification in June 2002 and were granted “Responsible Care® practice-in-place” status. We were successfully re-verified in 2005 and again in 2008.
4.16.2 Planning
We prepare an annual Corporate Environmental Plan and an Operations Environmental Plan, which include details of our environmental goals and targets as well as high-level strategies. These plans are used by various departments to integrate key corporate environmental strategies into their business plans.
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
4.16.4 Environmental Contamination
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over a period of approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be US$24.2 million.
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
Audits are followed by a formal Corrective Action Planning process that ensures findings are addressed in a timely manner. Progress is monitored against completion targets and reported quarterly to senior management. Our audit program includes health and safety.

SECTION 4: DESCRIPTION OF THE BUSINESS

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
4.16.7 Expenditures
We spent $34.4 million in 2010 for environmental management, including amounts spent on ongoing operations, fuel conservation, capital upgrades and remediation.
4.17 Insurance
We maintain insurance policies to protect our assets and to protect against liabilities. Our insurance policies include, but are not limited to, liability insurance, director and officer liability insurance, automobile insurance and property insurance. The property insurance program includes business interruption coverage and contingent business interruption coverage, which would apply in the event of catastrophic damage to our infrastructure and specified strategic assets in the transportation network. We believe our insurance is adequate to protect us from known and unknown liabilities. However, in certain circumstances, certain losses may not be covered or completely covered by insurance and we may suffer losses, which could be material.
4.18 Competitive Conditions
For a discussion of CP’s competitive conditions in which we operate, please refer to Section 21.1 Competition included in our 2010 MD&A, which are incorporated by reference herein.

SECTION 5: DIVIDENDS

5.1 Declared Dividends and Dividend Policy
Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date

$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	September 25, 2009	October 26, 2009
$0.2475	December 31, 2009	January 25, 2010
$0.2475	March 26, 2010	April 26, 2010
$0.2700	June 25, 2010	July 26, 2010
$0.2700	September 24, 2010	October 25, 2010
$0.2700	December 31, 2010	January 31, 2011
$0.2700	March 25, 2011	April 25, 2011

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

SECTION 6: CAPITAL STRUCTURE

6.1 Description of Capital Structure
The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2010, no first or second Preferred Shares had been issued.
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

6.2 Security Ratings
The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and /or the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and/or its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and/or the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms and (iii) ability to self-insure certain leased or financed rolling stock assets as per common industry practice.
The Company’s debt securities are rated by three approved rating organizations — Moody’s Investors Service, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited. Currently, our securities are rated as Investment Grade, shown in the table below:

Long-Term
Approved Rating	Debt
Organization	Rating

Moody’s Investors Service	Baa3

Standard & Poor’s Corporation	BBB

Dominion Bond Rating Service	BBB

SECTION 6: CAPITAL STRUCTURE

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

SECTION 7: MARKET FOR SECURITIES

7.1 Stock Exchange Listings
The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.
7.2 Trading Price and Volume
The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2010:

	Opening	High	Low	Closing	Volume of
Month	Price per	Price per	Price per	Price per	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Traded

January	57.14	57.48	49.98	50.48	9,122,731
February	50.51	52.36	49.58	50.79	9,466,384
March	51.00	57.54	50.80	57.24	10,568,993
April	57.01	61.66	55.55	59.88	9,487,200
May	60.35	62.00	53.57	58.88	14,227,073
June	57.77	62.90	56.03	57.06	15,469,194
July	57.25	62.13	55.65	61.39	12,208,568
August	61.76	63.15	58.19	62.81	10,558,343
September	63.25	65.82	62.44	62.86	10,812,161
October	63.01	67.50	61.60	66.48	9,812,600
November	66.49	67.25	63.93	65.55	7,919,864
December	66.00	66.68	64.10	64.62	7,441,455

The following table provides the monthly composite trading information for our Common Shares on the New York Stock Exchange during 2010:

	Opening	High	Low	Closing	Volume of
Month	Price per	Price per	Price per	Price per	Shares
	Share ($)	Share ($)	Share ($)	Share ($)	Traded

January	54.76	55.74	46.77	47.00	11,418,147
February	47.55	50.39	46.13	48.18	10,748,305
March	48.71	56.65	48.29	56.24	9,753,036
April	56.59	61.38	55.43	58.86	9,258,699
May	59.55	60.78	49.98	55.03	17,260,850
June	54.78	61.98	53.15	53.62	17,870,414
July	53.81	60.42	52.15	59.87	12,998,927
August	61.00	62.14	54.73	58.98	13,356,734
September	59.89	63.47	59.89	60.93	13,237,176
October	61.42	66.72	60.14	65.14	11,116,621
November	65.45	67.03	62.62	63.99	8,600,049
December	64.86	66.43	63.59	64.81	10,300,835

SECTION 8: DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.
8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within	Year of Annual Meeting
	the Preceding Five Years(1)	at which Term of Office
Expires (Director
Since)

J.E. Cleghorn, O.C., F.C.A. (3) Toronto, Ontario, Canada	Chairman, Canadian Pacific Railway Limited and Canadian Pacific Railway Company	2011 (2001)

T.W. Faithfull (3)(4)(5) Oxford, Oxfordshire, England	Retired President and Chief Executive Officer Shell Canada Limited (oil and gas company)	2011 (2003)

F.J. Green (4) Calgary, Alberta, Canada	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited	2011 (2006)

K.T. Hoeg, C.A. (2)(6) Toronto, Ontario, Canada	Former President and Chief Executive Officer of Corby Distilleries Limited (spirits and wine)	2011 (2007)

R. C. Kelly (2)(4) Minneapolis, Minnesota, U.S.A.	Chairman and Chief Executive Officer Xcel Energy Inc. (a utility supplier of electric power and natural gas)	2011 (2008)

The Hon. J.P. Manley (2)(3)(6) Ottawa, Ontario, Canada	President and Chief Executive Officer, Canadian Council of Chief Executives (non-profit public policy, consultation and advocacy organization)	2011 (2006)

L.J. Morgan (2)(4) Bethesda, Maryland, U.S.A.	Counsel, Covington & Burling LLP (law firm)	2011 (2006)

M. Paquin (4)(5) Montreal, Quebec, Canada	President and Chief Executive Officer, Logistec Corporation (international cargo-handling company)	2011 (2001)

M.E.J. Phelps, O.C. (3)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2011 (2001)

R. Phillips, O.C.,S.O.M., F.Inst.P. (2)(3)(6) Regina, Saskatchewan, Canada	Retired President and Chief Executive Officer, IPSCO Inc. (steel manufacturing company)	2011 (2001)

D.W. Raisbeck (5)(6) Sanibel, Florida, U.S.A	Retired Vice-Chairman, Cargill Inc. (producer and marketer of agricultural, financial and industrial products)	2011 (2009)

H.T. Richardson, C.M., O.M. (5)(6) Winnipeg, Manitoba, Canada	President and Chief Executive Officer, James Richardson & Sons, Limited (privately owned corporation)	2011 (2006)

M.W. Wright (2)(3)(4) Longboat Key, Florida, U.S.A.	Retired Chairman of the Board and Chief Executive Officer, SUPERVALU INC. (food distributor and grocery retailer)	2011 (2001)

Notes:

(1)
J.E. Cleghorn was Chairman of the Board of SNC-Lavalin Group from May 2002 until May 2007. F.J. Green was President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited from November 2005 until May 2006. K.T. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited from October 1996 to February 2007. The Hon. J.P. Manley

SECTION 8: DIRECTORS AND OFFICERS

was the counsel for McCarthy Tetrault from July 2004 until October 2009 and President-Elect of the Canadian Counsel of Chief Executives from October to December 2009. R.C. Kelly was President of Xcel Energy Inc. from June 2005 to September 2009. D.W. Raisbeck was Vice-Chairman of Cargill Inc. from 1999 to 2009.

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
Mr. R. Kelly was President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), a former subsidiary of Xcel Energy Inc. from June 6, 2002 to May 14, 2003, and a director of NRG from June 2000 to May 14, 2003. In May 2003, NRG and certain of NRG’s affiliates filed voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code to restructure their debt. NRG emerged from bankruptcy on December 5, 2003.

SECTION 8: DIRECTORS AND OFFICERS

8.3 Senior Officers
As at March 2, 2011, the following were executive officers of CP:

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

J. E. Cleghorn, O.C., F.C.A. Toronto, Ontario, Canada	Chairman	Chairman, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chairman, SNC-Lavalin Group Inc. (international engineering and construction firm)

F. J. Green Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

E. L. Harris(1) Spring Lake, Michigan, U.S.A.	Executive Vice-President and Chief Operations Officer	Executive Vice-President and Chief Operations Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Rail Operations Consultant, Independent Contractor; Senior Advisor to the Board, Global Infrastructure Partners; Executive Vice-President Operations, Canadian National Railway Company

K. B. McQuade Mesquite, Nevada, U.S.A.	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Information Officer, Norfolk Southern Corporation

J. A. O’Hagan Calgary, Alberta, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Senior Vice-President, Marketing and Sales and Chief Marketing Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Senior Vice-President, Strategy and Yield, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Strategy and External Affairs, Canadian Pacific Railway Company; Vice-President, Strategy, Research and New Market Development, Canadian Pacific Railway Company

R. H. Foot Calgary, Alberta, Canada	Group Vice-President, Sales	Group Vice-President, Sales, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Sales & Marketing, Merchandise, Canadian Pacific Railway Company

D. B. Campbell Calgary, Alberta, Canada	Senior Vice-President, Strategy and Financial Planning	Senior Vice-President Strategy and Financial Planning, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Finance, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Corporate Planning, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Business Planning and Development, Canadian Pacific Railway Company

SECTION 8: DIRECTORS AND OFFICERS

Name and municipality of residence	Position held	Principal occupation within the
preceding five years

J. M. Franczak(1) Calgary, Alberta, Canada	Senior Vice-President, Operations	Senior Vice-President, Operations, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Group Vice-President, Operations, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Operations, Canadian Pacific Railway Company; Vice-President, Transportation, Canadian Pacific Railway Company; Assistant Vice-President, Transportation, Canadian Pacific Railway Company

B. W. Grassby Calgary, Alberta, Canada	Senior Vice-President, Finance and Comptroller	Senior Vice-President Finance and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Acting Chief Financial Officer and Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

B. M. Winter Calgary, Alberta, Canada	Senior Vice-President, Engineering and Mechanical	Senior Vice-President, Engineering and Mechanical, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Senior Vice-President, Operations, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Operations, Canadian Pacific Railway Company; Vice-President, Transportation and Field Operations, Canadian Pacific Railway Company

M. G. Allison Calgary, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Treasurer, Suncor Energy, Inc.; Vice-President Process Integration, Suncor Energy Inc.; Vice-President Business Services — Natural Gas & Renewable Energy, Suncor Energy Inc.

P. J. Edwards Calgary, Alberta, Canada	Vice-President, Human Resources and Industrial Relations	Vice-President Human Resources and Industrial Relations, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Human Resources, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Human Resources, Canadian National Railway Company

P. A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Vice-President, Law and Risk Management	Vice-President, Law and Risk Management, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Vice-President Legal Services, Canadian Pacific Railway Company

K. L. Fleming Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Associate Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Legal Counsel Labour & Employment Coordinator, Canadian Pacific Railway Company

Note:
(1)	Effective April 1, 2011, Mr. Harris will be retiring and Mr. Franczak will be appointed Executive Vice-President Operations.

SECTION 8: DIRECTORS AND OFFICERS

8.4 Shareholdings of Directors and Officers
As at December 31, 2010, the directors and senior officers of CPRL owned or controlled a total of 112,016 shares representing approximately 0.07% of the outstanding shares at that date (169,175,058).

SECTION 9: LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. There are no significant legal proceedings currently in progress.

SECTION 10: TRANSFER AGENTS AND REGISTRARS

10.1 Transfer Agent
Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CP’s Common Shares in Canada.
Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the U.S.
Requests for information should be directed to:
Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada
M5J 2Y1

SECTION 11: INTERESTS OF EXPERTS

The Company’s independent auditors are PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has issued an independent auditors’ report dated February 24, 2011, in respect of the Company’s consolidated financial statements, as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010. They have also prepared an audit report on the effectiveness of internal control over financial reporting, at December 31, 2010. PricewaterhouseCoopers LLP has advised that they are independent with respect to CP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

12.1 Composition of the Audit, Finance and Risk Management Committee and Relevant Education and Experience
The following individuals comprise the entire membership of the Audit, Finance and Risk Management Committee (“the Committee”).
K. T. Hoeg - Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.
R. C. Kelly - Mr. Kelly is Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He has held that position since September 2009. From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer, from June to mid-December 2005 he served as President and Chief Executive Officer, and previous to that he served as Chief Financial Officer. Mr. Kelly is Chairman of Edison Electric Institute, and a Board member of the Capital City Partnership, the Electric Power Research Institute, the Nuclear Energy Institute, Regis University and director on the Denver Metro Chamber of Commerce. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.
The Hon. J. P. Manley - Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives. He has held that position since January 2010. From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP. He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the Boards of the University of Waterloo, MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in 2006.
L. J. Morgan - Ms. Morgan is Of Counsel at Covington & Burling LLP, a U.S. based international law firm. She joined the firm as a partner in September 2003 and retired from the partnership in February 2010. During her tenure with the firm, she has chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Center and the Business Advisory Committee for Northwestern University’s Transportation Center. Ms. Morgan was previously Chairman of the U.S. Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. Ms. Morgan was granted the honour of Recognition in Chambers - USA, Best Lawyers in America, and SuperLawyers for outstanding legal counsel in the transportation sector. She graduated from Vassar College with an A.B. and the Georgetown University Law Center with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.
R. Phillips - Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is currently a director of Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.
M. W. Wright (Chair) - Mr. Wright is the Retired Chairman of the Board and Chief Executive Officer of SUPERVALU INC., a food distributor and grocery retailer. He was Chairman and Chief Executive Officer from June 1981 to June 2001 and Chairman until June 2002. He is a Past Chairman of Food Distributors International and the Food Marketing Institute, and is a director of Honeywell International, Inc., S.C. Johnson & Son, Inc. and Cargill Inc. He is a Trustee Emeritus of the University of Minnesota Foundation and the Board of Trustees of St. Thomas Academy. He graduated from the University of Minnesota with a B.A. and from the University of Minnesota Law School with a J.D. (Honours).

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

Each of the aforementioned committee members has been determined by the board to be independent and financially literate within the meaning of National Instrument 52-110.
12.2 Pre-Approval of Policies and Procedures
The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by our independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by our independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. Our Senior Vice-President, Finance and Comptroller must submit to the Committee at least quarterly a report of all services performed or to be performed by our independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by our independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. Our independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Chief Internal Auditor monitors compliance with this policy.
12.3 Audit, Finance and Risk Management Committee Charter
The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board”, “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.
A.	Committee and Procedures

1.	Purpose
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
12.4 Audit and Non-Audit Fees and Services
Fees payable to PricewaterhouseCoopers LLP for the years ended December 31, 2010, and December 31, 2009, totalled $2,525,200 and $3,396,200, respectively, as detailed in the following table:

	Year ended	Year ended
	December 31, 2010	December 31, 2009

Audit Fees	$1,795,600	$2,176,800
Audit-Related Fees	388,400	794,800
Tax Fees	341,200	424,600
All Other Fees	—	—

TOTAL	$2,525,200	$3,396,200

The nature of the services provided by PricewaterhouseCoopers LLP under each of the categories indicated in the table is described below:
12.4.1 Audit Fees
Audit fees were for professional services rendered for the audit of CP’s annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the independent auditors’ report on the effectiveness of internal controls over financial reporting.
12.4.2 Audit-Related Fees
Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or

SECTION 12: AUDIT, FINANCE AND RISK MANAGEMENT COMMITTEE

review of financial statements of certain subsidiaries and of various pension and benefits plans of CP; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.
12.4.3 Tax Fees
Tax fees were for professional services related to tax compliance, tax planning and tax advice. These services consisted of: tax compliance including the review of tax returns; assistance with questions regarding corporate tax audits; tax planning and advisory services relating to common forms of domestic and international taxation (i.e. income tax, capital tax, goods and services tax, and value added tax); and access fees for taxation database resources.
12.4.4 All Other Fees
Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. In both 2010 and 2009, there were no services in this category.

SECTION 13: FORWARD-LOOKING INFORMATION

This AIF contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (U.S.) and other relevant securities legislation relating, but not limited to expected improvements in operating efficiency and fluidity, the ability of information technology to improve service and provide sophisticated billing options, the benefits of lean process and continuous improvement principles, the cost of environmental remediation and anticipated capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
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
Additional financial information is provided in our Consolidated Financial Statements and MD&A for the most recently completed financial year.
This information is also available on our website at www.cpr.ca.

Annual Report 2010

1	Chief Executive Officer’s Letter to Shareholders
2	Management’s Discussion and Analysis
49	Financial Statements
109	Five-Year Summary
111	Shareholder Information
113	Directors and Committees
114	Senior Officers of the Company

CHIEF EXECUTIVE OFFICER’S LETTER TO SHAREHOLDERS

In last year’s letter, I said that I was confident that the lessons learned during the challenges of 2009 would serve us well in 2010 and beyond – that by maintaining a firm focus on managing fixed and variable costs and ensuring we continue to price for value we would make the most of an inevitable economic recovery. And that has been the case.

Some of the notable accomplishments of the past year:

☐	Revenue ton miles were increased by 17% as a result of an improving economy and CP’s market development activities;

☐	Adjusted diluted earnings per share increased by 54%;

☐	CP’s adjusted operating ratio was improved by 410 basis points;

☐	The annual dividend rate was increased by 9%;

☐	The balance sheet was further strengthened by reducing long-term debt by approximately $250 million and making a $650 million voluntary prepayment to the Canadian Defined Benefit Pension Plan; and

☐	CP and our largest customer, Teck Resources signed a historic ten year services contract that aligns the two parties to substantially grow volumes in the decade ahead.

These results were achieved in a year that brought its own unique challenges.

The rate of economic recovery in 2010 exceeded the expectations of most of our customers, which was obviously excellent news. But the limited visibility into near term customer demands placed on CP resources created a challenge of coordination between CP’s capacity and the capacities of the many North American and global supply chains in which we participate. CP responded well, however there were times when CP and the supply chains did not perform optimally and this is an opportunity we will address.

In 2011, CP will benefit from our 2010 resource actions on people and equipment and expects to meet customer demand with a level of service, and at a level of efficiency, necessary to achieve its marketplace and financial objectives.

2010 was also a year in which CP continued to strengthen its reputation as a responsible and active corporate citizen.

I am proud to say, that for the fifth consecutive year, Canadian Pacific remained the industry leader in train safety performance. The Company has now been the safest railway in North America 11 out of the past 13 years – a testament to the dedication and diligence of our employees and to the effectiveness of our underlying safety management process.

Canadian Pacific also prides itself on its active involvement in the many communities in which it operates. In 2010, CP was the official rail services supplier for the 2010 Vancouver Olympic and Paralympic Winter Games and played an important role in bringing the Olympic experience to the people of Canada. CP’s Holiday Train once again visited over 140 communities throughout North America. Since its inception in 1999, the Holiday Train has helped raise $5.6 million and collected 2.6 million pounds of food in support of community food banks.

In 2010 CP celebrated the 125th anniversary of the completion of the construction of the transcontinental railway. In the same way CP has been at the forefront of innovation throughout its long history, we used this anniversary of the “driving the last spike” to announce the company’s commitment to “Driving the Digital Railway.” This is a broad and comprehensive initiative that will ensure CP remains a leader in innovation and the application of technology to deliver a successful and prosperous future for shareholders, employees, and customers.

Turning to 2011, CP enters the year with the balance sheet strength and liquidity necessary to execute the elements of its strategy without delay. This is best evidenced by a $1 billion capital plan that is focused squarely on providing capacity to grow with an improving economy, leveraging the customer service and efficiency benefits of technology and realizing the potential of market development initiatives carefully nurtured over the past few years.

In 2011 there is much that can and must be done to continue our steady march to achieving our stated financial goals. It is an exciting time for this company and its employees. The cornerstone of CP’s success will be an unrelenting focus on the safety of our operations and the quality of our service.

Sincerely,

Fred Green
President and Chief Executive Officer

2010 ANNUAL REPORT	1

CANADIAN PACIFIC
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2010

TABLE OF CONTENTS

1.0	Business Profile	3

2.0	Strategy	3

3.0	Additional Information	3

4.0	Financial Highlights	4

5.0	Operating Results	5
5.1	Income	5
5.2	Diluted Earnings per Share	5
5.3	Operating Ratio	5
5.4	Impact of Foreign Exchange on Earnings	6

6.0	Non-GAAP Earnings	6

7.0	Lines of Business	8
7.1	Volumes	8
7.2	Revenues	10
7.3	2010 to 2009 Comparatives	10
7.3.1	Freight Revenues	10
7.3.2	Other Revenues	12
7.3.3	Freight Revenue per Carload	12
7.3.4	Freight Revenue per Revenue Ton-Mile	12
7.4	2009 to 2008 Comparatives	13
7.4.1	Freight Revenues	13
7.4.2	Other Revenues	14
7.4.3	Freight Revenue per Carload	14
7.4.4	Freight Revenue per Revenue Ton-Mile	14

8.0	Performance Indicators	14
8.1	Efficiency and Other Indicators	15
8.2	Safety Indicators	15

9.0	Operating Expenses	16
9.1	2010 to 2009 Comparatives	16
9.2	2009 to 2008 Comparatives	18

10.0	Other Income Statement Items	19

11.0	Quarterly Financial Data	20

12.0	Fourth-Quarter Summary	21
12.1	Operating Results	22
12.2	Non-GAAP Earnings	22
12.3	Revenues	22
12.4	Operating Expenses	23
12.5	Other Income Statement Items	24
12.6	Income Taxes	25
12.7	Liquidity and Capital Resources	25

13.0	Changes in Accounting Policy	25
13.1	2010 Accounting Changes	25
13.2	New Accounting Pronouncements Issued and Not Yet Adopted	26

14.0	Liquidity and Capital Resources	26
14.1	Operating Activities	26
14.2	Investing Activities	27
14.3	Financing Activities	28
14.4	Free Cash	29

15.0	Balance Sheet	30

16.0	Financial Instruments	31

17.0	Off-Balance Sheet Arrangements	34

18.0	Acquisition	34

19.0	Contractual Commitments	34

20.0	Future Trends and Commitments	35

21.0	Business Risks and Enterprise Risk Management	36
21.1	Competition	36
21.2	Liquidity	36
21.3	Regulatory Authorities	37
21.4	Labour Relations	38
21.5	Environmental Laws and Regulations	39
21.6	Climate Change	39
21.7	Financial Risks	39
21.8	General and Other Risks	40

22.0	Critical Accounting Estimates	41

23.0	Systems, Procedures and Controls	45

24.0	Forward-Looking Information	45

25.0	Glossary of Terms	47

2	2010 ANNUAL REPORT

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2010 prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with U.S. GAAP, except as described in Section 6.0 Non-GAAP Earnings of this MD&A.

March 2, 2011

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25.0 Glossary of Terms.

Unless otherwise indicated, all comparisons of results for the fourth quarter of 2010 are against the results for the fourth quarter of 2009. Unless otherwise indicated, all comparisons of results for 2010 and 2009 are against the results for 2009 and 2008, respectively.

1.0 Business Profile

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 14,800 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

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

In line with our strategic vision, CP accomplished the following initiatives in 2010:

CP announced a ten-year agreement with Teck Resources Limited (“Teck”). The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides flexibility critical for a long term agreement.

We made significant progress re-organizing the Company to reduce the total number of management layers. The new organizational structure is based on ensuring clear accountability and alignment and will facilitate more efficient decision making consistent with delivering on our multi-year service reliability, productivity and asset velocity objectives. The redesign has reduced the number of operating regions, and the Operations side of the reorganization is complete.

During 2010, CP took on new initiatives targeted at permanently reducing structural costs. This included the consolidation of certain offices, as well as the consolidation of locomotive and freight car repair facilities.

In addition, we took further actions to strengthen the balance sheet and create and enhance the organization’s financial flexibility. CP took advantage of low cost debt markets and used both debt and funds from operations to pre-fund the main Canadian defined benefit pension plan. This effectively puts our cash to work more quickly and reduces expected future pension contributions. The actions taken have given the Company significant flexibility in pension funding levels over the next 3-5 years.

Finally, with the strengthening economy in 2010, CP enjoyed a 12.6% increase in volumes (as measured by carloads) and delivered on the key objective of sustaining long train improvements while managing a busier network. Our multi-year capital plan includes the intention to expand and increase the number of sidings that can accommodate long trains to allow further productivity improvements. Our 2011 capital plan includes key improvements in IT and investment to support growth and productivity enhancements.

3.0 Additional Information

Additional information, including our Consolidated Financial Statements, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

2010 ANNUAL REPORT	3

4.0 Financial Highlights

	2010	2009(1)	2008(1)
For the year ended December 31 (in millions, except percentages and per-share data)			2008(2)	DM&E(3)	Pro forma(1)(4)(5)
Revenues	$4,981.5	$4,402.2	$5,048.5	$300.7	$5,349.2
Adjusted operating income(5)	1,116.1	805.5	1,039.0	86.2	1,125.2
Operating income	1,116.1	830.1	1,039.0	86.2	1,125.2
Income, before FX on LTD and other specified items(5)	654.2	418.3	631.2	–	631.2
Net income	650.7	550.0	627.8	–	627.8

Basic earnings per share	3.86	3.31	4.08	–	4.08
Diluted earnings per share	3.85	3.30	4.04	–	4.04
Diluted earnings per share, before FX on LTD and other specified items(5)	3.87	2.51	4.06	–	4.06
Dividends declared per share	1.0575	0.9900	0.9900		0.9900

Free cash(5)(7)	(325.2)	(90.7)	150.7
Total assets at December 31	13,675.9	14,154.8	14,362.2
Total long-term financial liabilities at December 31(6)	4,169.8	4,302.2	5,126.2

Operating ratio	77.6%	81.1%	79.4%		79.0%
Adjusted operating ratio(5)	77.6%	81.7%	79.4%		79.0%

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

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

(5) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the consolidated financial statements is provided in Section 6.0 Non-GAAP Earnings. A reconciliation of free cash to GAAP cash position is provided in Section 14.4 Free Cash.

(6) Excludes deferred taxes of the following amounts: $1,944.8 million, $1,818.7 million and $1,964.5 million, and other non-financial long-term liabilities of $1,447.1 million, $1,769.8 million and $1,688.2 million for the years 2010, 2009 and 2008 respectively.

(7) Includes a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in 2010 and a $500 million voluntary prepayment in 2009 (discussed further in Section 20.5 Pension Plan Deficit).

4	2010 ANNUAL REPORT

5.0 Operating Results

5.1 INCOME

Operating income in 2010 was $1,116.1 million, up $286.0 million, or 34.5%, from $830.1 million in 2009. Adjusted operating income in 2010, excluding certain other specified items (discussed further in Section 6.0 Non-GAAP Earnings and Section 6.2 Other Specified Items) was also $1,116.1 million, an increase of $310.6 million, or 38.6% from 2009 adjusted operating income of $805.5 million.

Operating income in 2010 increased due to the stronger economy (discussed further in Section 7.0 Lines of Business), along with continued cost management activities (discussed further in Section 9.0 Operating Expenses). The increase in 2010 operating income also reflected the 2009 loss of $54.5 million which arose from the termination of a lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).

This increase in operating income was partially offset by the 2009 gain on sales of significant properties (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties) and the unfavourable impact of the change in foreign exchange (“FX”, discussed further in Section 25.0 Glossary of Terms).

Adjusted operating income increased primarily due to an increase in overall freight volumes and associated revenues driven by the continuing economic recovery along with the favourable impact of cost management initiatives. The increase was partially offset by an unfavourable impact of the change in FX.

Operating income in 2009 was $830.1 million, down $208.9 million, or 20.1%, from $1,039.0 million in 2008. Operating income in 2009 was down $295.1 million, or 26.2%, from $1,125.2 million in 2008 on a pro forma basis. Adjusted operating income in 2009, excluding certain other specified items (discussed further in Section 6.0 Non-GAAP Earnings and Section 6.2 Other Specified Items) was $805.5 million, a decrease of $319.7 million, or 28.4% from 2008 on a pro forma adjusted operating income basis of $1,125.2 million.

The decrease in 2009 operating income, compared to 2008 on a pro forma basis, was primarily due to:

☐	the global recession which resulted in lower traffic volumes;

☐	reduced coal revenues as a result of regulatory rate proceedings and reduced average length of haul on export coal; and

☐	a loss on termination of a lease (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).

This decrease was partially offset by:

☐	the gain on sales of significant properties (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties);

☐	the favourable impact of the change in FX;

☐	a decline in overall compensation and benefits expense due to lower volumes, however, the success of variable cost reductions in response to lower volumes resulted in higher incentive compensation and gainshare payments to employees;

☐	the net effect of fuel price declines; and

☐	lower purchased services and other expenses.

Net income for the year ended December 31, 2010 was $650.7 million, an increase of $100.7 million, or 18.3%, from $550.0 million in 2009. The increase in 2010 was primarily due to higher operating income.

This increase was partially offset by:

☐	the 2009 gain on sale of a partnership interest (discussed further in Section 10.1 Gain on Sale of Partnership Interest);

☐	an increase in income tax expense; and

☐	income tax recoveries in 2009 (discussed further in Section 10.5 Income Taxes).

Net income for the year ended December 31, 2009 was $550.0 million, a decrease of $77.8 million, or 12.4%, from $627.8 million in 2008. The decrease in 2009 was mainly due to lower operating income. The decrease was partially offset by:

☐	the gain on sale of a partnership interest (discussed further in Section 10.1 Gain on Sale of Partnership Interest);

☐	the absence of the 2008 loss in fair value of our investment in Asset-backed Commercial Paper (“ABCP”); and

☐	income tax recoveries in 2009 (discussed further in Section 10.5 Income Taxes).

5.2 DILUTED EARNINGS PER SHARE

Diluted earnings per share (“EPS”) was $3.85 in 2010, an increase of $0.55, or 16.7% from 2009. Diluted EPS was $3.30 in 2009, a decrease of $0.74, or 18.3%, from $4.04 in 2008. The increase in 2010 was mainly due to higher net income, offset slightly by an increase in the number of common shares. The decrease in 2009 was mainly due to lower net income and the issuance of common shares in the first quarter of 2009.

Diluted EPS, before foreign exchange on long-term debt (“FX on LTD”) and other specified items (discussed further in Section 6.0 Non-GAAP Measures) was $3.87 in 2010, an increase of $1.36 or 54.2%, from 2009. Diluted EPS before FX on LTD and other specified items was $2.51 in 2009, a decrease of $1.55, or 38.2%, from $4.06 in 2008. The increase in 2010 was primarily due to higher adjusted operating income, partially offset by an increase in income tax expense. The decrease in 2009 was mainly due to lower operating income. The issuance of common shares in the first quarter further reduced 2009 diluted EPS, before FX on LTD and other specified items.

5.3 OPERATING RATIO

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Operating ratio was 77.6% in 2010,

5	2010 ANNUAL REPORT

an improvement from 81.1% in 2009. Operating ratio increased to 81.1% in 2009 from 79.4% in 2008.

Excluding certain other specified items our adjusted operating ratio (discussed further in Section 6.0 Non-GAAP Earnings and Section 6.2 Other Specified Items) was 77.6% in 2010, compared with 81.7% in 2009. Adjusted operating ratio increased to 81.7% in 2009 from 79.4% in 2008.

The adjusted operating ratio in 2010 improved 410 basis points from 81.7% in 2009. The improvement was primarily due to an increase in freight revenues (discussed further in Section 7.0 Lines of Business) combined with continued cost management initiatives (discussed further in Section 9.0 Operating Expenses).

The 2009 adjusted operating ratio of 81.7% increased by 270 basis points from 79.0% in 2008 on a pro forma basis. The increase in 2009 was primarily due to lower volumes which were partially mitigated by cost management initiatives that reduced both variable and structural costs and lower fuel prices.

5.4 IMPACT OF FOREIGN EXCHANGE ON EARNINGS

Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase when the Canadian dollar weakens in relation to the U.S. dollar.

In 2010, the Canadian dollar strengthened against the U.S. dollar on average by approximately 10.4% compared to 2009 and weakened by approximately 9.4% in 2009 compared with 2008. The average FX rate for converting U.S. dollars to Canadian dollars decreased to $1.03 in 2010 from $1.15 in 2009 and increased to $1.15 in 2009 from $1.05 in 2008.

The FX fluctuations throughout 2010 impacted both the year-over-year and 2010 fourth-quarter to 2009 fourth-quarter comparisons. Our revenues and expenses, long-term debt and U.S. investments are subject to changes in the value of the Canadian dollar and the timing of the settlement of certain transactions.

6.0 Non-GAAP Earnings

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude FX on LTD, which can be volatile and short term, and other specified items that are not among our normal ongoing revenues and operating expenses.

These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Income, before FX on LTD and other specified items, or adjusted earnings, provides management with a measure of income that can help in a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers. Diluted EPS, before FX on LTD and other specified items is also referred to as adjusted diluted EPS.

Adjusted operating income is calculated as operating income less other specified operating expenses. This provides a measure of the profitability of the railway on an ongoing basis as it excludes other specified items. Adjusted operating expenses is calculated as operating expenses less other specified operating expenses that do not typify normal business activities. There were no such adjustments for the three months and year ended December 31, 2010. In the three months ended December 31, 2009 the loss on termination of a lease with a shortline railway of $54.5 million was excluded from operating expenses. In the year ended December 31, 2009 the gain on sales of significant properties of $79.1 million and the loss on termination of a lease with a shortline railway of $54.5 million were excluded from operating expenses. Adjusted operating ratio is calculated as adjusted operating expenses divided by revenues. This provides the percentage of revenues used to operate the railway on an ongoing basis as it excludes certain other specified items.

Our results for fourth-quarter and full year 2009 are compared to fourth-quarter and full year 2008 on a pro forma basis. Pro forma is a non-GAAP measure which redistributes the DM&E operating results originally reported on an equity basis of accounting to a line-by-line consolidation of revenues and expenses. Doing so provides a comparable measure for period to period changes until DM&E results are fully consolidated with CP’s operations for comparable periods.

The following table details a reconciliation of income, before FX on LTD and other specified items, to net income, as presented in the consolidated financial statements.

Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations and excludes the acquisition of DM&E and changes in the accounts receivable securitization program. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 14.4 Free Cash.

Interest coverage ratio is a metric used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio includes adjusted earnings before interest and taxes (“adjusted EBIT”) which can also be calculated as adjusted operating income less other income and charges, before FX on LTD and other specified items. The ratio reported quarterly is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 14.3.2 Interest Coverage Ratio.

2010 ANNUAL REPORT	6

RECONCILIATION OF NON-GAAP MEASURES TO GAAP MEASURES

						For the three months ended
	For the year ended December 31					December 31
	2010	2009(1)	2008(2)			2010	2009(1)
(in millions, except diluted EPS)			2008(1)	DM&E(3)	Pro forma(3)(4)
Adjusted operating income(4)(5)	$1,116.1	$805.5	$1,039.0	$86.2	$1,125.2	$297.7	$222.0

Equity income in DM&E	–	–	50.9	(50.9)	–	–	–
Less:
Other income and charges, before FX on LTD and other specified items(4)	(6.3)	22.3	17.1	(0.4)	16.7	(5.3)	0.6

Adjusted EBIT(4)	1,122.4	783.2	1,072.8	35.7	1,108.5	303.0	221.4
Less:
Net interest expense	257.3	267.6	239.6	1.9	241.5	65.2	68.4
Income tax expense, before income tax on FX on LTD and other specified items(4)	210.9	97.3	202.0	33.8	235.8	47.7	27.4

Income, before FX gain (loss) on LTD and other specified items(4)	654.2	418.3	631.2	–	631.2	190.1	125.6

Foreign exchange gain (loss) on long-term debt
FX on LTD – gain (loss)	2.3	3.6	(5.8)	–	(5.8)	(0.9)	7.6
Income tax (expense) recovery on FX on LTD	(8.2)	(31.3)	37.2	–	37.2	(3.6)	(5.1)

FX on LTD, net of tax – (loss) gain	(5.9)	(27.7)	31.4	–	31.4	(4.5)	2.5
Other specified items
Loss on termination of lease with shortline railway	–	(54.5)	–	–	–	–	(54.5)
Income tax recovery	–	16.9	–	–	–	–	16.9

Loss on termination of lease with shortline railway, net of tax	–	(37.6)	–	–	–	–	(37.6)
Gain on sale of partnership interest	–	81.2	–	–	–	–	–
Income tax expense	–	(12.5)	–	–	–	–	–

Gain on sale of partnership interest, net of tax	–	68.7	–	–	–	–	–
Gain on sales of significant properties	–	79.1	–	–	–	–	–
Income tax expense	–	(11.0)	–	–	–	–	–

Gain on sales of significant properties, net of tax	–	68.1	–	–	–	–	–
Change in fair value of long-term floating rate notes/ ABCP	3.4	6.3	(49.4)	–	(49.4)	0.3	–
Income tax (expense) recovery	(1.0)	(1.8)	14.6	–	14.6	(0.1)	–

Change in fair value of long-term floating rate notes/ ABCP, net of tax	2.4	4.5	(34.8)	–	(34.8)	0.2	–
Income tax benefits due to rate reduction and settlement related to prior year	–	55.7	–	–	–	–	55.7

Net income	$650.7	$550.0	$627.8	$–	$627.8	$185.8	$146.2

Diluted EPS	$3.85	$3.30	$4.04	$–	$4.04	$1.09	$0.87
Diluted EPS, related to FX on LTD, net of tax(4)	0.03	0.17	(0.20)	–	(0.20)	0.03	(0.02)
Diluted EPS, related to other specified items, net of tax(4)	(0.01)	(0.96)	0.22	–	0.22	–	(0.11)

Diluted EPS, before FX on LTD and other specified items(4)	$3.87	$2.51	$4.06	$–	$4.06	$1.12	$0.74

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(2) DM&E results for the period January 1, 2008 to October 29, 2008 which under GAAP was reported as one line in equity income in DM&E.

(3) Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for 2008.

(4) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section.

(5) Adjusted operating income is calculated as revenues less adjusted operating expenses. Adjusted operating expenses are discussed further in Section 9.0 Operating expenses.

7	2010 ANNUAL REPORT

6.1 FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT

FX on LTD arises mainly as a result of translating U.S. dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net U.S. dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. The majority of our U.S. dollar-denominated debt is designated as a hedge of our net investments in U.S. subsidiaries.

On a pre-tax basis, we recorded the following FX on LTD as the Canadian dollar exchange rate changed at the end of each reporting period:

☐	FX gain on LTD of $2.3 million in 2010, as the Canadian dollar strengthened to $0.9946 at December 31, 2010, relative to the U.S. dollar;

☐	FX gain on LTD of $3.6 million in 2009, as the Canadian dollar strengthened to $1.0510 at December 31, 2009, relative to the U.S. dollar;

☐	FX loss on LTD of $5.8 million in 2008, as the Canadian dollar exchange rate weakened to $1.2180 at December 31, 2008 relative to the U.S. dollar; and

☐	income tax recovery (expense) related to FX on LTD is discussed further in Section 10.5 Income Taxes.

6.2 OTHER SPECIFIED ITEMS

Other specified items are material transactions that may include, but are not limited to, gains and losses on non-routine sales of assets, unusual income tax adjustments, restructuring and asset impairment charges, and other items that do not typify normal business activities.

In 2010 we recorded net realized gains on the settlement of long-term floating rate notes and unrealized gains from the change in the estimated fair value of long-term floating rate notes totalling $3.4 million ($2.4 million after tax), of which $0.3 million ($0.2 million after tax) were recorded in the fourth quarter.

In 2009, there were five other specified items included in net income as follows:

☐	in the fourth quarter of 2009, we recorded a loss of $54.5 million ($37.6 million after tax) on the termination of a lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).

☐	in the fourth quarter of 2009, the Company recorded a tax benefit of $55.7 million due to a rate reduction and a settlement related to a prior year income tax matter.

☐	in the third quarter of 2009, we recorded gains of $79.1 million ($68.1 million after tax) on the sale of Windsor Station, in Montreal and a land sale in western Canada (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties).

☐	in the second quarter of 2009, we recorded a gain of $81.2 million ($68.7 million after tax) on the sale of a partnership interest in the Detroit River Tunnel Partnership (“DRTP”) (discussed further in Section 10.1 Gain on Sale of Partnership Interest).

☐	in the second and third quarters of 2009, the Company recorded realized gains from the settlement of and unrealized gains from the change in estimated fair value of long-term floating rate notes totalling $6.3 million ($4.5 million after tax), (discussed further in Section 22.6 Long-term Floating Rate Notes).

In the first and third quarters of 2008, we recorded charges totalling $49.4 million ($34.8 million after tax) to reflect the change in the estimated fair value of ABCP (discussed further in Section 22.6 Long-term Floating Rate Notes).

7.0 Lines of Business

7.1 VOLUMES

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

2010 ANNUAL REPORT	8

VOLUMES

	2010	2009	2008
For the year ended December 31			As reported(1)	Pro forma(2)
Carloads (in thousands)
Grain	466.4	469.5	382.4	460.4
Coal	341.1	305.1	281.0	317.7
Sulphur and fertilizers	177.2	108.8	191.3	195.4
Forest products	71.6	66.8	91.8	97.6
Industrial and consumer products	396.9	345.9	340.9	425.5
Automotive	137.3	103.7	141.3	142.0
Intermodal	1,070.1	962.9	1,216.0	1,216.0

Total Carloads	2,660.6	2,362.7	2,644.7	2,854.6

Revenue ton-miles (in millions)
Grain	34,556	34,838	29,376	32,019
Coal	19,021	16,997	21,247	21,600
Sulphur and fertilizers	17,687	9,362	19,757	19,956
Forest products	5,238	4,470	5,677	5,927
Industrial and consumer products	21,996	17,653	18,296	21,364
Automotive	2,067	1,607	2,213	2,221
Intermodal	25,863	23,425	27,966	27,966

Total revenue ton-miles	126,428	108,352	124,532	131,053

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) Pro forma basis includes DM&E results for the full year ended December 31, 2008.

Volumes in 2010, as measured by total carloads, increased by approximately 297,900, or 12.6%, and revenue ton-miles (“RTM”) increased by 18,076 million, or 16.7%, compared with 2009.

These increases in carloads and RTMs in 2010 were a result of higher demand driven by an improved economy, a rebound in coal and fertilizer volumes, and inventory replenishment by our customers benefiting the majority of our lines of business in the year.

Volumes in 2009, as measured by total carloads, decreased by approximately 491,900, or 17.2%, and RTMs decreased by 22,701 million, or 17.3%, compared with pro forma 2008.

These decreases in carloads and RTMs in 2009 were driven by the global recession which resulted in soft market conditions and reduced customer demand lowering shipments in all but the grain line of business which benefited from a larger than normal crop. Coal volumes measured by carloads did not decline as much as RTMs due to decreased average length of haul.

9	2010 ANNUAL REPORT

7.2 REVENUES

Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees and passenger revenue.

REVENUES

	2010	2009	2008
			As
For the year ended December 31 (in millions)			reported(1)	DM&E(2)	Pro forma(3)(4)
Grain	$1,135.7	$1,137.1	$977.2	$102.3	$1,079.5
Coal	490.8	443.8	611.4	15.8	627.2
Sulphur and fertilizers	474.8	309.3	511.9	10.5	522.4
Forest products	184.9	176.1	241.1	9.9	251.0
Industrial and consumer products	902.8	786.1	772.0	156.3	928.3
Automotive	316.4	229.3	325.6	4.0	329.6
Intermodal	1,347.9	1,198.1	1,482.3	–	1,482.3

Total freight revenues	4,853.3	4,279.8	4,921.5	298.8	5,220.3

Other revenues	128.2	122.4	127.0	1.9	128.9

Total revenues	$4,981.5	$4,402.2	$5,048.5	$300.7	$5,349.2

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) DM&E figures are for the period January 1, 2008 to October 29, 2008.

(3) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(4) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

In 2010 and 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the year ended December 31, 2008, one customer comprised 11.0% of total revenues and 1.7% of total trade accounts receivable.

7.3 2010 TO 2009 COMPARATIVES

7.3.1 Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,853.3 million in 2010, an increase of $573.5 million, or 13.4% compared to $4,279.8 million in 2009.

The increase in 2010 was driven primarily by:

☐	higher traffic volumes due to an improved economy;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates on average for all lines of business.

These improvements were partially offset by the unfavourable impact of the change in FX.

7.3.1.1 Fuel Cost Recovery Program

A change in fuel prices may adversely impact the Company’s expenses and revenues. As such, CP primarily employs a fuel cost recovery program utilizing a 15 day average fuel index price designed to respond to fluctuations in fuel prices and help mitigate the financial impact of fuel price volatility.

7.3.1.2 Grain

Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans, and canola, and processed products such as meals, oils, and flour. Canadian grain products are primarily transported to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products are shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and North-eastern U.S. Grain revenues in 2010 were $1,135.7 million, a decrease of $1.4 million, or 0.1% compared to $1,137.1 million in 2009.

Grain revenues decreased slightly in 2010 primarily due to lower Canadian grain shipments driven by lower overall production for the 2009/2010 crop year compared to an above average 2008/2009 crop year, and the unfavourable impact of the change in FX.

This decrease was partially offset by increased U.S. originated shipments, higher fuel surcharge revenues due to the change in fuel prices, and increased freight rates.

7.3.1.3 Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern B.C. to the ports of Vancouver, B.C. and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal

2010 ANNUAL REPORT	10

business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest. Coal revenues in 2010 were $490.8 million, an increase of $47.0 million, or 10.6% from $443.8 million in 2009.

Coal revenues increased in 2010 primarily due to:

☐	an increase in demand for metallurgical coal to Asia;

☐	increased freight rates for U.S. originated traffic; and

☐	higher fuel surcharge revenues due to the change in fuel price.

This increase was partially offset by reduced average length of haul, and the unfavourable impact of the change in FX.

7.3.1.4 Sulphur and Fertilizers

Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C., and Portland, Oregon, and to other Canadian and U.S. destinations. Sulphur and fertilizers revenues in 2010 were $474.8 million, an increase of $165.5 million, or 53.5% from $309.3 million in 2009.

Sulphur and fertilizers revenues increased in 2010 primarily due to:

☐	higher export potash shipments as a result of the return of international buyers to the market;

☐	higher domestic potash shipments due to increased overall demand and rising commodity prices such as grain, in the second half of the year;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

7.3.1.5 Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest product revenues in 2010 were $184.9 million, an increase of $8.8 million, or 5.0% from $176.1 million in 2009.

Forest product revenues increased in 2010 primarily due to:

☐	higher overall shipments of lumber, panel and pulp and paper products due to the re-opening of a mill on our lines in 2010;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates and extended length of haul.

The increase was partially offset by the unfavourable impact of the change in FX.

7.3.1.6 Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, mine, ethanol and other energy-related products (other than coal) shipped throughout North America. Industrial and consumer products revenues in 2010 were $902.8 million, an increase of $116.7 million, or 14.8% from $786.1 million in 2009.

Industrial and consumer products revenues increased in 2010 primarily due to:

☐	increased shipments of steel, clay and aggregates driven by the improvement in the North American economy;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

7.3.1.7 Automotive

Automotive consists primarily of three core finished-vehicle traffic segments: import vehicles, Canadian-produced vehicles and U.S.-produced vehicles. These segments move through Port Metro Vancouver to eastern Canadian markets; to the U.S. from Ontario production facilities; and to Canadian markets, respectively. Automotive revenues in 2010 were $316.4 million, an increase of $87.1 million, or 38.0% from $229.3 million in 2009.

The increase in 2010 was primarily due to:

☐	increased overall auto production and higher North American auto sales;

☐	the absence of a series of unusual plant shutdowns and curtailments of production caused by the restructuring of U.S. automakers in 2009;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

7.3.1.8 Intermodal

CP’s intermodal portfolio consists of domestic and international services. Our domestic business consists primarily of the movement of manufactured consumer products in containers within North America. The international business handles the movement of marine containers to and from ports and into North American inland markets. Intermodal revenues in 2010 were $1,347.9 million, an increase of $149.8 million, or 12.5% from $1,198.1 million in 2009.

The increase in 2010 was primarily due to:

☐	increased domestic container shipments due to increased domestic sales in the cross border and retail sectors offset by reduced volumes in short-haul lanes;

☐	higher overall import/export volumes through the Port Metro Vancouver;

11	2010 ANNUAL REPORT

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX and overall lower imports through the Eastern ports by CP served shipping lines.

7.3.2 Other Revenues

Other revenues are generated from leasing certain assets, switching fees, other arrangements including logistical services, and contracts with passenger service operators. Other revenues in 2010 were $128.2 million, an increase of $5.8 million, or 4.7% from $122.4 million in 2009.

The increase was primarily due to increased revenues from leasing and switching, partially offset by lower passenger revenues and the unfavourable impact of the change in FX.

7.3.3 Freight Revenue per Carload

FREIGHT REVENUE PER CARLOAD

			2008
For the year ended December 31	2010	2009	As reported(1)	Pro forma(2)(3)
Grain	$2,435	$2,422	$2,555	$2,345
Coal	1,439	1,455	2,176	1,974
Sulphur and fertilizers	2,679	2,843	2,676	2,673
Forest products	2,582	2,636	2,626	2,572
Industrial and consumer products	2,275	2,273	2,265	2,182
Automotive	2,304	2,211	2,304	2,321
Intermodal	1,260	1,244	1,219	1,219
Total freight revenue per carload	$1,824	$1,811	$1,861	$1,829

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(3) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

Freight revenue per carload is the amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Total freight revenue per carload in 2010 increased by 0.7% due to the increase in fuel surcharge revenues and increased freight rates. This increase was partially offset by the unfavourable impact of the change in FX.

7.3.4 Freight Revenue per Revenue Ton-Mile

FREIGHT REVENUE PER REVENUE TON-MILE

			2008
For the year ended December 31 (cents)	2010	2009	As reported(1)	Pro forma(2)(3)
Grain	3.29	3.26	3.33	3.37
Coal	2.58	2.61	2.88	2.90
Sulphur and fertilizers	2.68	3.30	2.59	2.62
Forest products	3.53	3.94	4.25	4.23
Industrial and consumer products	4.10	4.45	4.22	4.35
Automotive	15.31	14.27	14.71	14.84
Intermodal	5.21	5.11	5.30	5.30
Total freight revenue per revenue ton-mile	3.84	3.95	3.95	3.98

(1) The 2008 figures include DM&E from October 30, 2008 to December 31, 2008.

(2) Pro forma basis redistributes DM&E results on a line by line consolidation for the full year 2008.

(3) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

12	2010 ANNUAL REPORT

Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the freight revenue for a commodity by the number of RTMs of the commodity transported in the period.

Freight revenue per RTM in 2010 decreased by 2.8% due to the unfavourable impact of the change in FX and a significant increase in shipments of potash and metallurgical coal, which generate lower freight revenue per RTM. This decrease was partially offset by increased fuel surcharge revenues and increased freight rates.

7.4 2009 TO 2008 COMPARATIVES

Revenue variances below (Sections 7.4.1.1 to 7.4.4) compare 2009 to 2008 figures. DM&E revenues are included on a pro forma basis.

7.4.1 Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $4,279.8 million in 2009, a decrease of $641.7 million, or 13.0%, from $4,921.5 million in 2008.

Freight revenue including DM&E revenues on a pro forma basis decreased by $940.5 million, or 18.0% from $5,220.3 million in 2008.

The decrease in 2009 was driven primarily by:

☐	lower traffic volumes due to the global recession;

☐	a decline in freight revenues due to fuel price changes; and

☐	decreased rates and reduced average length of haul on export coal as a result of regulatory rate proceedings.

The decrease was partially offset by the favourable impact of the change in FX on U.S. dollar-denominated revenues and net increases in freight rates for business other than coal.

7.4.1.1 Grain

Grain revenues in 2009 were $1,137.1 million an increase of $57.6 million, or 5.3% compared to 2008 pro forma of $1,079.5 million.

Grain revenues increased in 2009 primarily due to:

☐	an increase in Canadian grain export shipments driven by strong demand and an above average 2008/2009 crop year;

☐	the favourable impact of the change in FX; and

☐	a net increase in freight rates for U.S. and commercial grain.

The increase was partially offset by lower fuel surcharge revenues due to the change in fuel price and a negative rate decision in regulated grain.

7.4.1.2 Coal

Coal revenues in 2009 were $443.8 million, a decrease of $183.4 million, or 29.2% from pro forma 2008 of $627.2 million.

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

This decrease was partially offset by new short haul U.S. coal traffic, the favourable impact of the change in FX and increased export coal volumes in the fourth quarter driven by offshore steel demand.

7.4.1.3 Sulphur and Fertilizers

Sulphur and fertilizers revenues in 2009 were $309.3 million, a decrease of $213.1 million, or 40.8% from pro forma 2008 of $522.4 million.

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

7.4.1.4 Forest Products

Forest product revenues in 2009 were $176.1 million, a decrease of $74.9 million, or 29.8% from pro forma 2008 of $251.0 million.

Forest product revenues decreased in 2009 primarily due to soft market demand for lumber, panel and pulp and paper products due to the global recession resulting in mill shutdowns and production curtailments as well as lower fuel surcharge revenues due to the change in fuel price.

The decrease was partially offset by the favourable impact of the change in FX and a net increase in freight rates.

7.4.1.5 Industrial and Consumer Products

Industrial and consumer products revenues in 2009 were $786.1 million, a decrease of $142.2 million, or 15.3% from pro forma 2008 of $928.3 million.

Industrial and consumer products revenues decreased in 2009 primarily due to reduced overall volumes primarily from our steel, building products, chemical and plastics customers due to the global recession and lower fuel surcharge revenues due to the change in fuel price.

This decrease was partially offset by:

☐	the favourable impact of the change in FX;

☐	increased volumes in ethanol and other energy related products;

13	2010 ANNUAL REPORT

☐	increased demurrage, a charge for the utilization of railroad assets beyond the standard times provided for loading or unloading; and

☐	a net increase in freight rates.

7.4.1.6 Automotive

Automotive revenues in 2009 were $229.3 million, a decrease of $100.3 million, or 30.4% from pro forma 2008 of $329.6 million.

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

7.4.1.7 Intermodal

Intermodal revenues in 2009 were $1,198.1 million, a decrease of $284.2 million, or 19.2% from pro forma 2008 of $1,482.3 million.

The decrease in 2009 was primarily due to the global recession which reduced import and export volumes as well as domestic intermodal container shipments and lower fuel surcharge revenues resulting from the change in fuel price. The decrease was partially offset by a net increase in freight rates and the favourable impact of the change in FX.

7.4.2 Other Revenues

Other revenues in 2009 were $122.4 million, a decrease of $6.5 million, or 5.0% from pro forma 2008 of $128.9 million. The decrease in 2009 was mainly due to lower switching fees.

7.4.3 Freight Revenue per Carload

Total freight revenue per carload in 2009 decreased by 1.0% compared with pro forma 2008 due to lower fuel price recoveries and negative rate decisions in coal and regulated grain. This decrease was partially offset by favourable changes in FX and higher net freight rates.

7.4.4 Freight Revenue per Revenue Ton-Mile

Freight revenue per RTM in 2009 decreased by 0.8% compared with pro forma 2008 due to lower fuel price recoveries and negative rate decisions in coal and regulated grain. This decrease was partially offset by favourable changes in FX and higher net freight rates.

8.0 Performance Indicators

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25.0 Glossary of Terms.

PERFORMANCE INDICATORS(1)

For the year ended December 31	2010	2009	2008 Pro forma(2)
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	242,757	209,475	250,991
Train miles (thousands)	39,576	34,757	43,243
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.17	1.19	1.22
Average number of active employees – expense	13,879	13,619	15,107
Car miles per car day	139.9	N/A	N/A
Car miles per car day, excluding DM&E	151.5	142.6	143.6
Average train speed (miles per hour)	22.7	N/A	N/A
Average train speed (miles per hour), excluding DM&E	23.8	25.5	24.0
Average terminal dwell (hours)(3)	21.4	21.9	22.3
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.61	1.92	1.63
FRA train accidents per million train-miles	1.63	1.81	2.53

(1) Certain comparative period figures have been updated to reflect new information.

(2) Pro forma basis includes DM&E results for the full year ended December 31, 2008, except U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard in 2008, car miles per car day, average train speed and average terminal dwell.

(3) Figures are excluding DM&E for 2009 and 2008.

2010 ANNUAL REPORT	14

8.1 EFFICIENCY AND OTHER INDICATORS

2010 performance indicators’ variances for GTMs, train miles, average number of active expense employees and U.S. gallons of locomotive fuel consumed are compared to 2009. 2009 performance indicator variances are compared to 2008 on a pro forma basis for the above mentioned metrics.

GTMs for 2010 were 242,757 million which increased by 15.9% compared with 209,475 million in the same period in 2009. The increase in 2010 was mainly due to an increase in traffic across all lines of business, other than grain which was relatively flat year-over-year. GTMs for 2009 were 209,475 million which decreased by 16.5% compared with 250,991 million in the same period in 2008 on a pro forma basis. The decrease in 2009 was mainly due to the global recession which led to a decrease in traffic for all lines of business except for grain. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.

Train miles increased by 13.9% in 2010 compared to 2009. The increase in 2010 was driven by increased traffic volumes and offset, in part, by management’s strategy of consolidating and running longer, heavier trains. Train miles decreased by 19.6% in 2009 compared to pro forma 2008. The decrease in 2009 was driven by management’s strategy of consolidating and running longer, heavier trains and was further impacted by reduced volumes. As a result, overall train miles were decreased.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity decreased by 1.7% in 2010 compared to 2009. The decrease in fuel consumption was due primarily to new fuel saving technology introduced on 200 locomotives and continued focus on fuel conservation programs including idle reduction and train handling practices. U.S. gallons of locomotive fuel consumed per 1,000 GTMs decreased 2.5% in 2009 compared with 2008. The decrease in 2009 was primarily due to an on-going fuel conservation programs which included the introduction of new fuel saving technology, operation of longer trains and use of a higher proportion of fuel efficient locomotives.

The average number of active expense employees for 2010 increased by 260, or 1.9%, compared with 2009. The increase in 2010 was driven by higher traffic volumes resulting from a stronger economy. The average number of active expense employees for 2009 decreased by 1,488, or 9.8%, compared with 2008 on a pro forma basis. This decrease in 2009 was primarily due to temporary employee layoffs and position reductions made in response to the decline in traffic volumes that accompanied the global recession.

Car miles per car day, including DM&E, were 139.9 in 2010. Excluding DM&E, car miles per car day were 151.5, an increase of 6.2% from 142.6 in 2009. The increase in 2010 was mainly due to various initiatives in the design and execution of our operations plan focused on improving asset velocity. Excluding DM&E, car miles per car day decreased by 0.7% in 2009 to 142.6 compared to 143.6 in 2008. The decrease in 2009 was mainly due to lower volumes.

Average train speed, including DM&E, was 22.7 miles per hour in 2010. Excluding DM&E, average train speed was 23.8 miles per hour, a decrease of 6.7% from 25.5 miles per hour in 2009. The decrease in 2010 was mainly due to increased volumes, traffic mix, and supply chain pipeline issues. Excluding DM&E, average train speed improved by 6.3% in 2009. The improvement in 2009 occurred due to improved network fluidity as a result of a combination of lower volumes and the execution of our long train strategy for fewer train starts.

Average terminal dwell, the average time a freight car resides in a terminal, improved 2.3% in 2010 to 21.4 hours from 21.9 hours in 2009. The improvement was the result of various initiatives in the design and execution of our operating plan to improve asset velocity and continued focus on the storage of surplus cars. Average terminal dwell, improved 1.8% in 2009 when compared to 2008. The improvement in 2009 reflected lower volumes and the aggressive storage of surplus cars which reduced the number of active cars online and therefore, the average time freight cars spent in terminals.

8.2 SAFETY INDICATORS

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.61 in 2010, a decrease from 1.92 in 2009 and 1.63 in 2008 on a pro forma basis. The FRA train accident rate for CP in 2010 was 1.63 accidents per million train-miles, compared with 1.81 in 2009 and 2.53 in 2008 on a pro forma basis. CP strives to continually improve its safety performance through key strategies and activities such as training and technology. 2010 represents CP’s second lowest personal injury rate and our third lowest train accident rate.

15	2010 ANNUAL REPORT

9.0 Operating Expenses

OPERATING EXPENSES

	2010		2009(2)		2008(2)
				Variance
		Variance		2009 to
		2010 to		2008 pro
		2009		forma(1)(4)
		%		%			Pro
For the year ended December 31 (in millions)	Expense	Fav/(unfav)	Expense	Fav/(unfav)	Expense	DM&E(3)	forma(1)(4)
Compensation and benefits	$1,431.0	(9.5)	$1,306.6	3.4	$1,289.8	$63.0	$1,352.8
Fuel	728.1	(25.5)	580.3	45.1	1,005.9	51.5	1,057.4
Materials	214.2	1.6	217.6	20.2	257.8	14.9	272.7
Equipment rents	206.0	8.8	226.0	2.4	218.5	13.0	231.5
Depreciation and amortization	489.6	(1.3)	483.2	(4.1)	428.2	35.9	464.1
Purchased services and other	796.5	(1.7)	783.0	7.4	809.3	36.2	845.5

Adjusted operating expenses(1)	$3,865.4	(7.5)	$3,596.7	14.9	$4,009.5	$214.5	$4,224.0

Loss on termination of lease with shortline railway	–	100.0	54.5	(100.0)	–	–	–
Gain on sales of significant properties	–	(100.0)	(79.1)	100.0	–	–	–

Total operating expenses	$3,865.4	(8.2)	$3,572.1	15.4	$4,009.5	$214.5	$4,224.0

(1) These earnings measures have no standardized meanings as prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

(2) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(3) Includes DM&E operating expenses for the period January 1, 2008 to October 29, 2008.

(4) Pro forma basis redistributes DM&E equity income to a line by line consolidation of DM&E results for full year 2008.

Operating expenses were $3,865.4 million in 2010, an increase of $293.3 million, or 8.2% from $3,572.1 million in 2009. Operating expenses in 2009 decreased by $651.9 million, or 15.4% from 2008 on a pro forma basis.

Adjusted operating expenses were $3,865.4 million in 2010, an increase of $268.7 million, or 7.5%, from $3,596.7 million in 2009. Adjusted operating expenses decreased by $627.3 million, or 14.9% in 2009, from 2008 on a pro forma basis.

Adjusted operating expenses for 2010 compared to 2009 were higher primarily due to increased volumes, resulting in higher labour costs and increased fuel consumption, and higher fuel prices. The increase in adjusted operating expenses was partially offset by lower equipment rents due to reduced freight car and intermodal equipment leasing costs, the use of customer provided rail cars and the favourable impact of the change in FX.

The increase in operating expenses in 2010 was the result of the 2009 gain on sales of significant properties and increased volumes, resulting in higher labour costs and increased fuel consumption, and higher fuel prices. The increase was partially offset by lower equipment rents due to reduced freight car and intermodal equipment leasing costs, the use of customer provided rail cars, the favourable impact of the change in FX and the 2009 loss on termination of a lease with a shortline railway.

Adjusted operating expenses for 2009 compared to 2008 on a pro forma basis were lower primarily due to:

☐	decreased volumes;

☐	cost management initiatives to align and size resources accordingly;

☐	lower fuel prices;

☐	lower costs from train accidents; and

☐	fewer locomotive overhauls.

The decrease in adjusted operating expenses was partially offset by the unfavourable impact of the change in FX.

The decrease in operating expenses in 2009 compared to 2008 on a pro forma basis was a result of the reasons noted above and the gain on sales of significant properties, partially offset by the loss on termination of a lease with a shortline railway and the unfavourable impact of the change in FX.

9.1 2010 TO 2009 COMPARATIVES

9.1.1 Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,431.0 million in 2010, an increase of $124.4 million, or 9.5%, from $1,306.6 million in 2009.

16	2010 ANNUAL REPORT

The increase in 2010 was primarily due to higher:

☐	labour expenses driven by higher traffic volumes;

☐	employee incentive compensation expenses driven by improved corporate performance;

☐	wage and benefit inflation;

☐	pension expense; and

☐	restructuring charges in 2010 associated with the implementation of our structural cost initiatives.

The increase was partially offset by the favourable impact of the change in FX.

9.1.2 Fuel

Fuel expense consists of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $728.1 million in 2010, an increase of $147.8 million, or 25.5%, from $580.3 million in 2009.

The increase in 2010 was primarily due to higher fuel prices and increased consumption as a result of higher traffic volumes partially offset by the favourable impact of the change in FX as well as improved efficiencies from ongoing fuel-conservation programs and the operation of longer trains.

9.1.3 Materials

Materials expense includes the cost of material used for track, locomotive, freight car, and building maintenance. Materials expense was $214.2 million in 2010, a decrease of $3.4 million or 1.6%, from $217.6 million in 2009.

The decrease in 2010 was mainly due to the favourable impact of the change in FX and increased proceeds received from the scrapping of freight car material. This decrease was partially offset by higher locomotive material repair and servicing costs primarily due to the return from storage of locomotives to move higher volumes and improve fluidity.

9.1.4 Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment, and locomotives from other companies including railways. Equipment rents expense was $206.0 million in 2010, a decrease of $20.0 million or 8.8% from $226.0 million in 2009.

The decrease in 2010 was mainly due to reduced freight car and intermodal equipment leasing costs resulting from the benefits of fleet reductions that occurred in 2009 and the favourable impact of the change in FX. This was partially offset by higher car hire payments made to other railways as we made greater use of foreign freight cars on our lines to meet traffic demands and higher locomotive leasing costs due to higher volumes.

9.1.5 Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, locomotives, freight cars and other depreciable assets. Depreciation and amortization expense was $489.6 million in 2010, an increase of $6.4 million, or 1.3%, from $483.2 million in 2009. The increase in 2010 was primarily due to more depreciable assets, partially offset by the favourable impact of the change in FX.

9.1.6 Purchased Services and Other

Purchased services and other expenses encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, gains on land sales and equity earnings. Purchased services and other expense was $796.5 million in 2010, an increase of $13.5 million, or 1.7% from $783.0 million in 2009.

The increase in 2010 was mainly due to:

☐	higher volume-related expenses;

☐	higher information technology project planning costs due to an increase in activity in preparation for 2011 projects;

☐	lower gains on land sales which are recorded as reductions to operating expenses;

☐	higher property and other taxes;

☐	higher relocation costs related to CP’s structural cost initiatives;

☐	increased consulting costs; and

☐	increased maintenance costs performed by third parties.

The increase was partially offset by the favourable impact of the change in FX and the absence of a 2009 charge to workers’ compensation benefit.

17	2010 ANNUAL REPORT

PURCHASED SERVICES AND OTHER

For the year ended December 31 (in millions)	2010	2009(1)
Support and facilities	$341.7	$319.1
Track and operations	228.9	242.0
Intermodal	140.5	136.2
Equipment	82.9	100.4
Other	30.4	24.7

	824.4	822.4
Land sales(2)	(27.9)	(39.4)

Total purchased services and other	$796.5	$783.0

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(2) Land sales does not include specified operating expenses which are discussed further in Section 9.1.7 Specified Operating Expenses.

9.1.7 Specified Operating Expenses

There were no specified operating expense items in 2010.

9.1.7.1 Gain on Sales of Significant Properties

During the third quarter of 2009, the Company completed two significant real estate sales, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of approximately $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10 year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in western Canada for transit purposes for proceeds of $43.0 million.

9.1.7.2 Loss on Termination of Lease with Shortline Railway

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

9.2 2009 TO 2008 COMPARATIVES

Expense variances below (Sections 9.2.1 to 9.2.6) compare 2009 to 2008 pro forma figures.

9.2.1 Compensation and Benefits

Compensation and benefits expense was $1,306.6 million in 2009, a decrease of $46.2 million, or 3.4%, from $1,352.8 million on a pro forma basis.

The decrease in 2009 was primarily due to:

☐	reductions in labour expenses achieved through temporary layoffs and employment reductions in response to reduced volumes;

☐	lower training and recertification costs associated with fewer active employees;

☐	lower pension and other post-retirement benefit expense caused by a higher discount rate and a settlement of a post-retirement benefit liability with a U.S. national multi-employer benefit plan; and

☐	savings from reduced overtime hours worked as a result of cost management initiatives.

The decrease was partially offset by:

☐	increased employee incentive compensation associated with a more normal bonus accrual in 2009 and increased gainshare payments to union employees;

☐	increased labour expenses due to wage rate increases; and

☐	the unfavourable impact of changes in FX for 2009.

9.2.2 Fuel

Fuel expense was $580.3 million in 2009, a decrease of $477.1 million, or 45.1%, from $1,057.4 million in 2008 on a pro forma basis.

The decrease in 2009 was primarily due to lower fuel prices and decreased consumption as a result of lower traffic volumes and improved efficiencies from ongoing fuel-conservation programs, operation of longer trains and the use of a higher proportion of fuel efficient locomotives. The decrease was partially offset by the unfavourable impact of the change in FX.

9.2.3 Materials

Materials expense was $217.6 million in 2009, a decrease of $55.1 million, or 20.2%, from $272.7 million on a pro forma basis.

The decrease in 2009 was mainly due to lower locomotive overhaul costs, lower freight car and locomotive maintenance as reduced

18	2010 ANNUAL REPORT

volumes resulted in a higher number of stored freight cars and locomotives and reduced vehicle and other fuel costs. This decrease was partially offset by the unfavourable impact of the change in FX.

9.2.4 Equipment Rents

Equipment rents expense was $226.0 million in 2009, a decrease of $5.5 million, or 2.4%, from $231.5 million on a pro forma basis.

The 2009 decrease was due to lower volumes which resulted in a reduction in active cars online. This was achieved through the turn back of leased equipment which reduced freight car leasing costs, combined with a reduction in car hire payments as a result of fewer foreign cars online. The decrease was partially offset by the unfavourable impact of the change in FX and lower car hire receipts due to lower numbers of CP cars operating on other railways.

9.2.5 Depreciation and Amortization

Depreciation and amortization expense was $483.2 million in 2009, an increase of $19.1 million, or 4.1%, from $464.1 million in 2008 on a pro forma basis.

The increase in 2009 was primarily due to unfavourable FX and higher depreciable assets partially offset by favourable depreciation rate changes, mainly in information systems and locomotives, and retirements of properties.

9.2.6 Purchased Services and Other

Purchased services and other expense was $783.0 million in 2009, a decrease of $62.5 million, or 7.4%, from $845.5 million on a pro forma basis.

The decrease in 2009 was due to:

☐	lower costs from train accidents and personal injuries;

☐	higher gains on land sales recorded as a reduction to operating expenses;

☐	reduced locomotive maintenance and intermodal handling reflecting lower volumes;

☐	lower intermodal trucking costs;

☐	lower bad debt expense;

☐	reduced business travel expenses, realized through cost management initiatives; and

☐	lower utility costs.

The decrease was partially offset by increased workers’ compensation benefit accruals reflecting actuarial studies and the unfavourable impact of the change in FX.

10.0 Other Income Statement Items

10.1 GAIN ON SALE OF PARTNERSHIP INTEREST

During the second quarter of 2009, the Company completed the sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The sale was agreed to on March 31, 2009 but was subject to regulatory approval, which was received during the second quarter. The proceeds received in the second quarter from the transaction were approximately $110 million. Additional proceeds of approximately $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).

10.2 OTHER INCOME AND CHARGES

Other income and charges consists of gains and losses from the change in FX on LTD and working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments and other non-operating expenditures. For the year ending December 31, 2010, other income and charges were a favourable credit to income of $12.0 million as the Company recognized gains from FX on LTD and FX gains on the Company’s working capital position due to the weakening of the U.S. dollar. FX on LTD is discussed further in Section 6.1 Foreign Exchange Gains and Losses on Long-Term Debt. Other income and charges was an expense of $12.4 million in 2009, a decrease of $59.9 million or 82.8%, compared to $72.3 million in 2008.

The decrease in 2009 was the result of realized and unrealized gains on long-term floating rate notes in 2009 versus losses in 2008 associated with ABCP and the gain in 2009 versus the loss in 2008 on FX on LTD (discussed further in Section 6.1 Foreign Exchange Gains and Losses on Long-Term Debt). The decrease was partially offset by the net loss recognized upon the repurchase of debt, discussed below.

During the second quarter of 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of $408.2 million. The proceeds from this offering contributed to the repurchase of debt with a net carrying amount of $555.3 million, net of deferred costs of $1.4 million, pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized in “Other income and charges”.

10.3 EQUITY INCOME IN DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION

Following Surface Transportation Board (“STB”) approval on October 30, 2008, earnings of the DM&E are fully consolidated with CP. As a result, earnings of DM&E in 2010 and 2009 are consolidated on a line by line basis. Prior to October 30, 2008 earnings of DM&E were reported as equity income in DM&E totalling $50.9 million in 2008.

10.4 NET INTEREST EXPENSE

Net interest expense includes interest on long-term debt and capital leases, net of interest income of $10.8 million (2009 – $18.3 million). Net interest expense was $257.3 million in 2010, a decrease of $10.3 million, or 3.8%. Net interest expense was $267.6 million in 2009, an increase of $26.1 million, or 10.8%, from 2008 on a pro forma basis. On a reported basis net interest expense was $239.6 million in 2008.

19	2010 ANNUAL REPORT

The decrease in 2010 was primarily due to:

☐	the favourable impact of the change in FX on U.S. dollar-denominated interest expense;

☐	the repayment of debt during the second quarter of 2010 (discussed further in Section 14.3 Financing Activities); and

☐	the repurchase of debt securities during the second quarter of 2009.

The decrease was partly offset by interest on new debt issuances (discussed further in Section 14.3 Financing Activities) and lower interest income resulting from the collection of an interest bearing receivable during the second quarter of 2010.

The increase in 2009 was primarily due to:

☐	a lower amount of interest capitalized on qualifying projects;

☐	the unfavourable impact from the change in FX on U.S. dollar-denominated interest expense;

☐	interest on new debt issuances (discussed further in Section 14.3 Financing Activities); and

☐	lower interest income due to lower rates on deposits.

The increase was partly offset by:

☐	the repurchase of debt as part of the tender offer of debt securities;

☐	lower draws on the credit facility;

☐	reduced rates on variable debt; and

☐	repayment of the remaining DM&E bridge financing in December 2008 (discussed further in Section 14.3 Financing Activities).

10.5 INCOME TAXES

Income tax expense was $220.1 million in 2010, an increase of $138.8 million, from $81.3 million in 2009. Income tax expense was $81.3 million in 2009, a decrease of $68.9 million, from 2008. The increase in 2010 was primarily due to higher earnings. The decrease in tax expense in 2009 was due to lower earnings and deferred tax benefits related to provincial rate reductions and the resolution of a prior year income tax matter in 2009.

The effective income tax rate for 2010 was 25.3%, compared with 12.9% and 19.3% for 2009 and 2008 respectively. The normalized rates (income tax rate based on income adjusted for FX on LTD, and other specified items) for 2010, 2009 and 2008 were 24.4%, 18.9% and 27.2%, respectively. The changes in the normalized tax rates were primarily due to lower Canadian federal and provincial corporate income tax rates, tax planning initiatives, and a weak business environment in 2009.

We expect a normalized 2011 income tax rate of between 24% and 26%. The 2011 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 21.0 Business Risks and Enterprise Risk Management and Section 22.4 Deferred Income Taxes). We expect to have an increase in our cash tax payments in future years.

As part of a consolidated financing strategy, CP structures its U.S. dollar-denominated long-term debt in different tax jurisdictions. As well, a portion of this debt is designated as a net investment hedge against net investment in U.S. subsidiaries. As a result, the tax on foreign exchange gains and losses on long-term debt in different tax jurisdictions can vary significantly.

11.0 Quarterly Financial Data

QUARTERLY FINANCIAL DATA AS REPORTED

	2010				2009
For the quarter ended
(in millions, except per share data)	Dec. 31	Sept. 30	Jun. 30(1)	Mar. 31(1)	Dec. 31(1)	Sept. 30(1)	Jun. 30(1)	Mar. 31(1)
Total revenue	$1,294.3	$1,286.2	$1,234.2	$1,166.8	$1,143.2	$1,118.1	$1,031.3	$1,109.6
Operating income	297.7	337.7	274.1	206.6	167.5	342.9	184.9	134.8
Adjusted operating income(2)	297.7	337.7	274.1	206.6	222.0	263.8	184.9	134.8
Net income	185.8	197.3	166.6	101.0	146.2	209.3	135.5	59.0
Income, before FX on LTD and other specified items(2)	190.1	204.7	156.2	103.2	125.6	160.9	79.3	52.5

Basic earnings per share	$1.10	$1.17	$0.99	$0.60	$0.87	$1.25	$0.81	$0.37
Diluted earnings per share	1.09	1.17	0.98	0.60	0.87	1.24	0.80	0.37
Diluted earnings per share, before FX on LTD and other specified items(2)	1.12	1.21	0.92	0.61	0.74	0.95	0.47	0.33

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(2) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings. A reconciliation of income, adjusted operating income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0 Non-GAAP Earnings.

2010 ANNUAL REPORT	20

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

2010 was an extraordinary year with volatility and limited market transparency. Coupled with the quarterly fluctuations in trends caused by the 2009 global recession, our results and volumes are inconsistent with the sensitivity and trends provided above. Management believes that the changes in economic conditions in 2009 affected the quarterly results in 2009 and 2010; the timing of a return to the sensitivity and trends discussed will depend on the recovery of the economy and our customers.

12.0 Fourth-Quarter Summary

			Q4 2010
			to Q4 2009
			%
(in millions)	2010	2009(1)	fav/(unfav)
Revenues
Grain	$299.8	$293.6	2.1
Coal	125.2	112.3	11.5
Sulphur and fertilizers	132.0	85.1	55.1
Forest products	50.2	42.8	17.3
Industrial and consumer products	240.0	205.2	17.0
Automotive	75.3	67.9	10.9
Intermodal	339.6	308.9	9.9

Total freight revenues	1,262.1	1,115.8	13.1
Other revenues	32.2	27.4	17.5

Total revenues	1,294.3	1,143.2	13.2

Operating expenses
Compensation and benefits	362.3	316.7	(14.4)
Fuel	202.4	157.6	(28.4)
Materials	56.0	42.1	(33.0)
Equipment rents	48.5	53.0	8.5
Depreciation and amortization	121.2	122.2	0.8
Purchased services and other	206.2	229.6	10.2

Adjusted operating expenses(2)	996.6	921.2	(8.2)

Loss on termination of lease with shortline railway	–	54.5	100.0

Total operating expenses	996.6	975.7	(2.1)

Adjusted operating income(2)	$297.7	$222.0	34.1
Operating income	$297.7	$167.5	77.7

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(2) These earnings measures have no standardized meanings as prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0 Non-GAAP Earnings.

2010 ANNUAL REPORT	21

12.1 OPERATING RESULTS

Operating income for the three months ended December 31, 2010 was $297.7 million, an increase of $130.2 million, or 77.7% from $167.5 million in 2009.

Adjusted operating income (discussed further in Section 6.0 Non-GAAP Earnings) for the three-month period ended December 31, 2010, was $297.7 million, an increase of $75.7 million, or 34.1%, from $222.0 million for the same period in 2009. The increase is due to a stronger economy, as demonstrated by a 13.9% increase in RTMs, driving an increase in associated revenues (discussed further in Section 7.0 Lines of Business), along with the continued cost management activities (discussed further in Section 9.0 Operating Expenses).

Operating income for the three-month period ending December 31, 2010 increased due to the stronger economy, continued cost management activities and the absence of the 2009 loss on termination of lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).

Net income was $185.8 million in the fourth quarter of 2010, an increase of $39.6 million, or 27.1%, from $146.2 million in the fourth quarter of 2009.

The increase in net income was mainly due to higher operating income driven by higher volumes and the absence of the 2009 loss on termination of a lease (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway). This increase was partially offset by 2009 income tax recoveries.

Diluted EPS was $1.09 in the fourth quarter of 2010, an increase of $0.22 from $0.87 in 2009. This was primarily due to higher net income.

In the fourth quarter of 2010, GTMs were approximately 62,498 million, an increase of 13.2%, from 55,198 million in 2009. RTMs were approximately 32,883 million, an increase of 13.9%, from 28,874 million in 2009. The increase in GTMs and RTMs was primarily due to the continuing economic recovery.

12.2 NON-GAAP EARNINGS

A discussion of non-GAAP earnings and a reconciliation of adjusted operating income, adjusted EBIT and income before FX on LTD and other specified items, to net income as presented in the consolidated financial statements for the fourth quarters of 2010 and 2009, are included in Section 6.0 Non-GAAP Earnings.

Income, before FX on LTD and other specified items, was $190.1 million in the fourth quarter of 2010, an increase of $64.5 million from $125.6 million in 2009. The increase was mainly driven by higher operating income, partially offset by the unfavourable impact of the change in FX. Income, before FX on LTD and other specified items, was $125.6 million in the fourth quarter of 2009, a decrease of $41.1 million from $166.7 million, on a pro forma basis (discussed further in Section 6.0 Non-GAAP Earnings). The decrease was mainly driven by lower operating income. This was partially offset by lower interest expense (discussed further in Section 12.5 Other Income Statement Items) and income tax expense before FX on LTD.

12.3 REVENUES

Total revenues were $1,294.3 million in fourth-quarter 2010, an increase of $151.1 million or 13.2% from $1,143.2 million as reported in the same period of 2009.

This increase was primarily driven by:

☐	higher overall volumes in all lines of business other than grain;

☐	higher fuel surcharge revenues resulting from the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

12.3.1 Grain

Grain revenues in the fourth quarter of 2010 were $299.8 million, an increase of $6.2 million or 2.1% from $293.6 million in 2009.

This increase was primarily driven by:

☐	higher volumes of U.S. originated shipments due to the larger and better quality crop;

☐	increased freight rates; and

☐	higher fuel surcharge revenues due to the change in fuel price.

This increase was partially offset by lower Canadian grain shipments and the unfavourable impact of the change in FX.

12.3.2 Coal

Coal revenues were $125.2 million in fourth-quarter of 2010, an increase of $12.9 million or 11.5% from $112.3 million in 2009.

This increase was primarily driven by:

☐	higher export coal shipments due to an increase in demand for metallurgical coal to Asia;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

12.3.3 Sulphur and Fertilizers

Sulphur and fertilizers revenues were $132.0 million in the fourth quarter of 2010, an increase of $46.9 million or 55.1% from $85.1 million in 2009.

The increase was primarily due to:

☐	higher export potash shipments as a result of the return of international buyers to the market;

2010 ANNUAL REPORT	22

☐	higher domestic potash shipments due to increased overall demand in the second half of the year;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

12.3.4 Forest Products

Forest products revenues were $50.2 million in the fourth quarter of 2010, an increase of $7.4 million or 17.3% from $42.8 million in 2009.

The increase was due to:

☐	higher overall shipments of lumber, panel and pulp and paper products due to the re-opening of a mill on our lines in 2010;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

12.3.5 Industrial and Consumer Products

Industrial and consumer products revenues were $240.0 million in the fourth quarter of 2010, an increase of $34.8 million or 17.0% from $205.2 million in 2009.

This increase was primarily due to:

☐	increased shipments of steel, plastics, aggregates and ethanol driven by the improvement in the North American economy;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates and extended length of haul.

This increase was partially offset by the unfavourable impact of the change in FX.

12.3.6 Automotive

Automotive revenues were $75.3 million in fourth-quarter 2010, an increase of $7.4 million or 10.9% from $67.9 million in 2009.

This increase was driven by:

☐	increased auto production and higher North American auto sales;

☐	increased freight rates; and

☐	the absence of a series of unusual plant shutdowns and curtailments of production caused by the restructuring of U.S. automakers in 2009.

This increase was partially offset by the unfavourable impact of the change in FX.

12.3.7 Intermodal

Intermodal revenues increased in the fourth quarter of 2010 to $339.6 million, an increase of $30.7 million or 9.9% from $308.9 million in 2009.

This increase was driven by:

☐	increased domestic container shipments due to increased domestic sales in the cross border and retail sectors offset by reduced volumes in short-haul lanes;

☐	increased freight rates; and

☐	higher fuel surcharge revenues due to the change in fuel price.

These increases were partially offset by the unfavourable impact of the change in FX.

12.3.8 Other Revenues

Other revenues were $32.2 million in the fourth quarter of 2010, an increase of $4.8 million or 17.5% from $27.4 million in 2009. The increase was primarily due to increased revenues from leasing and switching which was higher due to increased volumes, partially offset by lower passenger revenues and the unfavourable impact of the change in FX.

12.4 OPERATING EXPENSES

Operating expenses in the fourth quarter of 2010 were $996.6 million, an increase of $20.9 million or 2.1% from $975.7 million in 2009. Adjusted operating expenses in the fourth quarter of 2010 were $996.6 million, an increase of $75.4 million or 8.2% from $921.2 million in 2009. These increases were primarily due to the increased traffic volumes, partially offset by the favourable change in FX in the fourth quarter of 2010. The increase in operating expenses was also partially offset by the absence of the 2009 loss on termination of a lease with a shortline railway (discussed further in Section 9.1.7.2 Loss on Termination of Lease with Shortline Railway).

12.4.1 Compensation and Benefits

Compensation and benefits expense in fourth-quarter 2010 was $362.3 million, an increase of $45.6 million or 14.4% from $316.7 million in 2009.

This increase was primarily driven by:

☐	a greater number of employees in response to higher volumes;

☐	increased employee incentive compensation expenses driven by improved corporate performance;

☐	higher wage and benefit inflation;

☐	restructuring charges in 2010 associated with the implementation of our structural cost initiatives; and

☐	higher training costs associated with additional employees hired to handle increased volumes.

23	2010 ANNUAL REPORT

12.4.2 Fuel

Fuel expense was $202.4 million in fourth-quarter 2010, an increase of $44.8 million or 28.4% from $157.6 million in 2009. The increase was primarily due to higher fuel prices and increased consumption as a result of higher traffic volumes partially offset by the favourable impact of the change in FX.

12.4.3 Materials

Materials expense was $56.0 million in the fourth quarter of 2010, an increase of $13.9 million or 33.0% from $42.1 million in the fourth quarter of 2009. This increase was primarily due to the number of freight car wheels replaced as traffic volumes increased. In addition, as locomotives were returned to service to accommodate the increase in volumes, we incurred higher repair and service costs. The increase was partially offset by the favourable impact of the change in FX.

12.4.4 Equipment Rents

Equipment rents expense was $48.5 million in the fourth quarter of 2010, a decrease of $4.5 million or 8.5% from $53.0 million. The decrease was mainly due to increased car hire receipts related to more CP-owned cars operating on other railways and the favourable impact of the change in FX.

12.4.5 Depreciation and Amortization

Depreciation and amortization expense was $121.2 million in fourth-quarter 2010, a decrease of $1.0 million or 0.8% from $122.2 million in 2009, largely due to adoption of updated depreciation rates for 2010 and the favourable impact of the change in FX, offset by higher depreciable assets.

12.4.6 Purchased Services and Other

Purchased services and other expense was $206.2 million in fourth-quarter 2010, a decrease of $23.4 million, or 10.2% from $229.6 million.

This decrease was primarily due to:

☐	the favourable impact of the absence of the 2009 charge to workers’ compensation benefit;

☐	a higher level of gains on land sales in the fourth quarter of 2010 compared to the same period of 2009;

☐	lower locomotive overhaul costs performed by third parties; and

☐	the favourable impact of the change in FX.

This decrease was partially offset by:

☐	increased traffic volumes;

☐	higher information technology project planning costs due to an increase in activity in preparation for 2011 projects; and

☐	higher relocation costs related to CP’s structural cost initiatives.

PURCHASED SERVICES AND OTHER

For the three months ended December 31 (in millions)	2010	2009(1)
Support and facilities	$89.1	$85.0
Track and operations	65.9	84.5
Intermodal	38.1	33.5
Equipment	23.5	29.3
Other	11.5	8.9

	228.1	241.2
Land sales(2)	(21.9)	(11.6)

Total purchased services and other	$206.2	$229.6

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(2) Land sales do not include specified operating expenses which are discussed further in Section 9.1.7 Specified Operating Expenses.

12.5 OTHER INCOME STATEMENT ITEMS

In the fourth quarter of 2010 there was a loss due to FX on LTD of $0.9 million, as the Canadian dollar strengthened to $0.99 from $1.03 at September 30, 2010.

Other income and charges were a favourable credit to income of $4.7 million in the fourth quarter of 2010, compared with a credit to income of $7.0 million in the fourth quarter of 2009.

Net interest expense was $65.2 million in the fourth quarter of 2010, a decrease of $3.2 million from $68.4 million in 2009. The decrease was largely due to the repayment of debt during the second quarter of 2010 (discussed further in Section 14.3 Financing Activities) and from a higher level of capitalization of interest for the increased number of long-term capital projects in 2010. The decrease was offset in part by interest on new debt issuances (discussed further in Section 14.3 Financing Activities).

2010 ANNUAL REPORT	24

12.6 INCOME TAXES

Income tax expense was $51.4 million in the fourth quarter of 2010, based on income before income tax expense of $237.2 million. In the fourth quarter of 2009 the Company had a recovery of income taxes of $40.1 million, based on income before income tax expense of $106.1 million. Income taxes in 2009 reflected benefits resulting from a tax rate change implemented by the government of Ontario, as well as tax recoveries related to the termination of a lease with a shortline railway and the settlement of a prior year income tax matter.

The effective income tax rate for fourth-quarter 2010 was 21.7%. The normalized rate (income tax rate based on income adjusted for FX on LTD, and other specified items) for the fourth quarter of 2010 was 20.1%. The effective income tax rate for fourth-quarter 2009 was a recovery at 37.8%, which reflected the provincial rate reduction benefit as well as tax recoveries related to the termination of a lease with a shortline railway and the settlement of a prior year income tax matter. The normalized rate (income tax rate based on income adjusted for FX on LTD, and other specified items noted above) for the fourth quarter of 2009 was 17.9%.

12.7 LIQUIDITY AND CAPITAL RESOURCES

During the fourth quarter of 2010, the Company generated cash and cash equivalents of $92.8 million compared with $63.2 million generated in the same period of 2009.

The increase in cash and cash equivalents during the fourth quarter of 2010 compared to 2009 was primarily due to higher pension payments in 2009 which included a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit) and higher net income. This increase was largely offset by higher cash provided by financing activities in 2009 which included the issuance of $400 million 6.45% 30-year Notes and US$64.7 million of 5.57% Senior Secured Notes and increased additions to properties in 2010.

13.0 Changes in Accounting Policy

13.1 2010 ACCOUNTING CHANGES

13.1.1 Rail Grinding

During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

	For the three months
	ended December 31		For the year ended December 31
(in millions of Canadian dollars, except per share data)	2010	2009	2010	2009	2008
Changes to Consolidated Statement of Income and Comprehensive Income (Loss)
Depreciation and amortization	$(4.3)	$(3.5)	$(15.7)	$(14.0)	$(8.9)
Compensation and benefits	0.8	1.0	2.3	2.8	2.7
Fuel	–	0.1	–	0.1	0.1
Materials	0.3	0.7	0.8	1.8	1.7
Purchased services and other	4.5	5.2	13.8	15.9	15.4

Total operating expenses	1.3	3.5	1.2	6.6	11.0
Income tax expense	(0.5)	(0.2)	(0.7)	(1.2)	(3.2)

Net income	$(0.8)	$(3.3)	$(0.5)	$(5.4)	$(7.8)

Basic earnings per share	$–	$(0.02)	$–	$(0.03)	$(0.05)
Diluted earnings per share	$–	$(0.02)	$–	$(0.03)	$(0.05)
Other comprehensive income (loss)	0.6	0.3	0.9	2.4	(2.8)

Comprehensive income (loss)	$(0.2)	$(3.0)	$0.4	$(3.0)	$(10.6)

Changes to Consolidated Statement of Cash Flows
Cash provided by operating activities (decrease)	$(5.6)	$(7.0)	$(16.9)	$(20.6)	$(19.9)
Cash used in investing activities (decrease)	$(5.6)	$(7.0)	$(16.9)	$(20.6)	$(19.9)

2010 ANNUAL REPORT	25

	As at	As at	As at	As at
	December 31	December 31	December 31	January 1
	2010	2009	2008	2008
Changes to Consolidated Balance Sheet
Net properties	$(88.6)	$(89.0)	$(86.2)	$(70.6)
Deferred income tax liability	(26.3)	(26.3)	(26.5)	(21.5)
Accumulated other comprehensive loss (income)	2.5	1.6	(0.8)	2.0
Retained earnings	(64.8)	(64.3)	(58.9)	(51.1)

13.1.2 U.S. GAAP/International Financial Reporting Standards (“IFRS”)

Effective the first quarter of 2010, CP commenced reporting its financial results using U.S. GAAP, which is consistent with the current reporting of all other North American Class I railways. As a result, CP will not be adopting IFRS in 2011.

13.1.3 Consolidations

In June 2009, the Financial Accounting Standards Board (“FASB”) issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance and removes the exemption of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter.

The Company has variable interests in variable interest entities; however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in the Company’s Notes to Consolidated Financial Statements.

13.1.4 Accounting for Transfers of Financial Assets

The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.

13.1.5 Fair Value Measurement and Disclosure

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation. The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and non recurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure in the Company’s Notes to Consolidated Financial Statements.

13.2 NEW ACCOUNTING PRONOUNCEMENTS ISSUED AND NOT YET ADOPTED

13.2.1 Future Accounting Changes

There have been no new accounting pronouncements issued that are expected to have a significant impact to the Company’s financial statements.

14.0 Liquidity and Capital Resources

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19.0 Contractual Commitments and Section 20.4 Certain Other Financial Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 21.2 Liquidity. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

14.1 OPERATING ACTIVITIES

Cash provided by operating activities was $502.1 million in 2010, an increase of $51.2 million from $450.9 million in 2009. Cash provided by operating activities in 2009 decreased by $492.0 million from $942.9 million in 2008.

The increase in 2010 was primarily due to higher net income and a lower cash cost related to the unwind of the Total Return Swap (“TRS”), (discussed further in Section 16.7.1 Total Return Swap).

26	2010 ANNUAL REPORT

This increase was offset in part by:

☐	a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in 2010, compared to a $500 million voluntary prepayment in 2009 (discussed further in Section 20.5 Pension Plan Deficit). In addition, in 2010 the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2009;

☐	the unfavourable impact of the change in working capital balances in 2010; and

☐	cash tax payments in 2010 compared to tax recoveries in 2009.

The decrease in 2009 was primarily due to:

☐	a $500 million voluntary prepayment to the Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

☐	lower net income; and

☐	the partial unwind of the TRS (discussed further in Section 16.7.1 Total Return Swap).

This decrease was offset in part by:

☐	the termination of our $120.0 million accounts receivable securitization program in 2008 (discussed further in Section 17.1 Sale of Accounts Receivable);

☐	the favourable improvement in working capital balances; and

☐	cash tax recoveries in 2009 compared to payments in 2008.

14.2 INVESTING ACTIVITIES

Cash used in investing activities was $635.6 million in 2010, an increase of $276.9 million from 2009. Cash used in investing activities was $358.7 million in 2009, a decrease of $441.4 million from $800.1 million in 2008.

The overall investing activities increase in 2010 was largely due to the 2009 proceeds from the sale of significant properties and other assets and including the sale of a partnership interest in the second quarter of 2009.

The decrease in 2009 was largely due to proceeds on the sales of a partnership interest and significant properties (discussed further in Section 10.1 Gain on Sale of Partnership Interest and Section 9.1.7.1 Gain on Sales of Significant Properties) and lower additions to properties in 2009 and 2008.

Additions to properties (“capital programs”) in 2011 are expected to be in the range of $950 million to $1.05 billion. Planned capital programs include approximately $680 million for basic track infrastructure renewal, $100 million for volume growth and productivity initiatives, $100 million for strategic network enhancements, $80 million to strengthen and upgrade information technology systems to enhance shipment visibility and information needs, and $40 million to address capital regulated by governments, principally train control.

CAPITAL PROGRAMS
(in millions, except for miles and crossties)	2010	2009(1)	2008(1)
Additions to properties(2)
Track and roadway	$589.2	$509.9	$663.2
Buildings	19.0	12.0	14.9
Rolling stock	26.4	79.8	107.8
Information systems	53.7	41.3	46.4
Other	55.1	60.3	73.0

Total – accrued	743.4	703.3	905.3
Less:
Assets acquired through capital leases	1.1	0.8	79.5
Other non-cash transactions	16.2	(1.0)	9.9

Cash invested in additions to properties (as per Consolidated Statement of Cash Flows)	$726.1	$703.5	$815.9

Track installation capital programs(3)
Track miles of rail laid (miles)	416	395	408
Track miles of rail capacity expansion (miles)	3	1	31
Crossties installed (thousands)	872	870	1,065

(1) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(2) The figures include the results of the DM&E on a fully consolidated basis for the periods after October 30, 2008.

(3) The 2008 figures exclude DM&E data.

27	2010 ANNUAL REPORT

Of the total additions to properties noted in the table above, costs of approximately $588 million as at December 31, 2010 (2009 – $606 million) for the renewal of the railway, including track and roadway, buildings and rolling stock, have been capitalized. Costs of approximately $790 million during the year ended December 31, 2010 (2009 – $782 million) related to normal repairs and maintenance of the railroad have been expensed and presented within operating expenses for the year. Repairs and maintenance does not have a standardized definition and, therefore is unlikely to be comparable to similar measures of other companies and definitions applied by regulators.

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

14.3 FINANCING ACTIVITIES

Cash used in financing activities was $167.8 million in 2010 as compared to cash provided by financing activities of $489.4 million in 2009 and cash used in financing activities in 2008 of $431.2 million.

Cash used in financing activities in 2010 was mainly for the repayment of $350 million 4.9% seven-year Medium Term Notes; $225.7 million bank loan, including $71.7 million in interest; which was offset in part by the collection of a related $219.8 million receivable, including $69.8 million in interest, from a financial institution; and the payment of dividends. These uses of cash were also partly offset by the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of CDN$355.2 million.

Cash provided by financing activities in 2009 was mainly due to the issuance of:

☐	common shares under a final prospectus offering for net cash proceeds of approximately $489 million;

☐	US$350 million 7.25% 10-year Notes for net proceeds of approximately $409 million;

☐	$400 million 6.45% 30-year Notes for net proceeds of $397.8 million; and

☐	US$64.7 million 5.57% Senior Secured Notes for net proceeds of $66.7 million.

These proceeds were partially offset by the tendering of debt for a total cost of $571.9 million and the repayment of short-term borrowings and the payments of dividends.

Cash used in financing activities in 2008 was mainly due to the repayment of the bridge financing originally used to finance the acquisition of DM&E, dividends paid and the reduction in short-term borrowings. These uses were largely offset by the following debt issuances to permanently finance the acquisition of DM&E and replace the bridge financing:

☐	US$400 million 5.75% five-year Notes;

☐	US$300 million 6.50% 10-year Notes; and

☐	$375 million 6.25% 10-year Medium Term Notes.

In addition, $79.5 million of assets held for sale were refinanced under capital leases during the year.

The Company has available, as sources of financing, unused credit facilities of up to $705 million.

14.3.1 Debt to Total Capitalization

At December 31, 2010, our debt to total capitalization decreased to 47.2%, compared with 50.5% at December 31, 2009 and 54.5% at December 31, 2008.

The decrease in 2010 was primarily due to:

☐	repayment of long-term debt;

☐	an increase in equity driven by earnings; and

☐	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at December 31, 2010, compared with December 31, 2009.

This was partially offset by the issuance of long-term debt and an increase in the accumulated loss of the pension plan which decreased equity.

The decrease in 2009 was primarily due to:

☐	the proceeds raised from CP’s equity issue;

☐	the tendering of debt;

☐	an increase in equity driven by earnings;

☐	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at December 31, 2009, compared with December 31, 2008; and

☐	the repayment of short-term borrowings.

This was partially offset by the issuance of long-term debt and an increase in the accumulated loss of the pension plan which decreased equity.

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

14.3.2 Interest Coverage Ratio

At December 31, 2010, our interest coverage ratio (discussed further in Section 6.0 Non-GAAP Earnings) was 4.4, compared with 2.9 for the same period in 2009 and 4.5 in the same period of 2008.

The increase in 2010 was primarily due to a year-over-year improvement in adjusted EBIT (discussed further in Section 6.0 Non-GAAP Earnings).

2010 ANNUAL REPORT	28

The decrease in 2009 was primarily due to a year-over-year reduction in adjusted EBIT (discussed further in Section 6.0 Non-GAAP Earnings).

Interest coverage ratio is measured, on a rolling twelve month basis, as adjusted EBIT divided by net interest expense. This ratio excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes/ABCP, the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and FX gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures.

14.4 FREE CASH

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations and excludes the acquisition of DM&E and changes in the accounts receivable securitization program. Free cash is adjusted for the DM&E acquisition as it is not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.

CALCULATION OF FREE CASH(5)

(reconciliation of free cash to GAAP cash position)
For the year ended December 31 (in millions)	2010	2009(2)	2008(1)(2)
Cash provided by operating activities	$502.1	$450.9	$942.9
Cash used in investing activities	(635.6)	(358.7)	(800.1)
Dividends paid	(174.5)	(162.9)	(148.7)
Add back investment in DM&E(3)	–	–	8.6
Termination of accounts receivable securitization program(4)	–	–	120.0
Foreign exchange effect on cash and cash equivalents	(17.2)	(20.0)	28.0

Free cash(5)	(325.2)	(90.7)	150.7
Cash provided by (used in) financing activities, excluding dividend payment	6.7	652.3	(282.5)
Investment in DM&E(3)	–	–	(8.6)
Accounts receivable securitization program(4)	–	–	(120.0)

(Decrease)/increase in cash, as shown on the Consolidated Statement of Cash Flows	(318.5)	561.6	(260.4)
Net cash and cash equivalents at beginning of year	679.1	117.5	377.9

Net cash and cash equivalents at end of year	$360.6	$679.1	$117.5

(1) The 2008 figures include DM&E consolidated from October 30, 2008 to December 31, 2008.

(2) Restated for the Company’s change in accounting policy in relation to the accounting for rail grinding (discussed further in Section 13.1.1 Rail Grinding).

(3) The acquisition of DM&E in 2007 (discussed further in Section 18.0 Acquisition).

(4) The termination of accounts receivable securitization program (discussed further in Section 17.1 Sale of Accounts Receivable).

(5) Free cash has no standardized meaning prescribed by U.S. GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 6.0 Non-GAAP Earnings.

There was negative free cash of $325.2 million in 2010, compared with negative free cash of $90.7 million in 2009 and positive free cash of $150.7 million in 2008.

The decrease in 2010 was primarily due to:

☐	a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in 2010, compared to a $500 million voluntary prepayment in 2009 (discussed further in Section 20.5 Pension Plan Deficit). In addition, in 2010 the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2009;

☐	proceeds on the sales of a partnership interest and significant properties in 2009;

☐	the unfavourable impact in working capital balances in 2010; and

☐	cash tax payments in 2010 compared to tax recoveries in 2009.

This decrease was offset in part by higher net income in 2010.

2010 ANNUAL REPORT	29

The decrease in 2009 was primarily due to:

☐	a $500 million voluntary prepayment to the Company’s main Canadian defined benefit pension plans (discussed further in Section 20.5 Pension Plan Deficit);

☐	lower net income; and

☐	the unfavourable impact in FX fluctuations on U.S. dollar-denominated cash.

This decrease was offset in part by:

☐	acquisition of assets held for sale in 2008;

☐	proceeds on the sales of a partnership interest and significant properties;

☐	lower capital additions; and

☐	the favourable improvement in working capital balances and cash tax recoveries in 2009 compared to payments in 2008.

15.0 Balance Sheet

15.1 ASSETS

Assets totalled $13,675.9 million at December 31, 2010, compared with $14,154.8 million at December 31, 2009 and $14,362.2 million at December 31, 2008. The decrease in assets was mainly due to the reduction in cash balances (discussed further in Section 14.0 Liquidity and Capital Resources), the negative impact of a weaker U.S. dollar and a reduction in accounts receivable balances. The reduction in accounts receivable primarily reflected the collection, during 2010, of a $219.8 million receivable from a financial institution.

This decrease was partially offset by the increase in deferred tax assets reflecting tax loss carry forwards that are expected to be realized in 2011.

The decrease in assets in 2009 was mainly due to the negative impact of a weaker U.S. dollar and a reduction in working capital accounts. This decrease was partially offset by the increase in cash and cash equivalents in 2009 which was mainly due to cash provided by the monetization of various assets and investments (discussed further in Section 9.1.7.1 Gain on Sales of Significant Properties and Section 10.1 Gain on Sale of Partnership Interest), proceeds from the issuance of common shares and certain debt issuances. Adequate cash balances allowed CP to increase funding to the Company’s defined benefit pension plan (discussed further in Section 20.5 Pension Plan Deficit).

15.2 TOTAL LIABILITIES

Our combined short-term and long-term liabilities were $8,851.2 million at December 31, 2010 compared with $9,496.7 million at December 31, 2009 and $10,087.1 million at December 31, 2008. The decrease in total liabilities in 2010 reflected the favourable impact on U.S. dollar-denominated liabilities of the strengthening of the Canadian dollar, the reduction in long-term debt (discussed further in Section 14.3 Financing Activities) and a reduction in pension liabilities as a result of our voluntary $650 million prepayment to the Company’s main Canadian defined benefit pension plan. This decrease was partially offset by the unfavourable impact on pension and other benefit liabilities of a reduction in discount rates at December 31, 2010 and increases in deferred tax liabilities reflecting the presentation of tax loss carry forwards as current assets.

The decrease in total liabilities in 2009 reflected the strengthening of the Canadian dollar and its favourable impact on U.S. dollar-denominated liabilities, as well as lower business activities as a result of the global recession which reduced accounts payable.

15.3 EQUITY

At December 31, 2010, our Consolidated Balance Sheet reflected $4,824.7 million in equity, compared with an equity balance of $4,658.1 million at December 31, 2009 and $4,275.1 million at December 31, 2008. The increase in equity in 2010 was primarily due to net income, in excess of dividends, partially offset by an increase in accumulated other comprehensive loss (“AOCL”) driven by increases in pension liabilities arising from a reduction in discount rates.

The increase in equity in 2009 was primarily due to the issuance of 13.9 million common shares in February 2009 and net income, in excess of dividends. This increase was partially offset by an increase in AOCL as a result of the annual valuation of our pension and other benefit plans.

15.4 SHARE CAPITAL

CP is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At March 2, 2011, 169,354,708 Common Shares and no Preferred Shares were issued and outstanding.

In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At March 2, 2011, 8.0 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 0.4 million Common Shares have been reserved for issuance of future options.

2010 ANNUAL REPORT	30

15.5 DIVIDENDS

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend Amount	Record Date	Payment Date
$0.2475	March 28, 2008	April 28, 2008
$0.2475	June 27, 2008	July 28, 2008
$0.2475	September 26, 2008	October 27, 2008
$0.2475	December 24, 2008	January 26, 2009
$0.2475	March 27, 2009	April 27, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	September 25, 2009	October 26, 2009
$0.2475	December 31, 2009	January 25, 2010
$0.2475	March 26, 2010	April 26, 2010
$0.2700	June 25, 2010	July 26, 2010
$0.2700	September 24, 2010	October 25, 2010
$0.2700	December 31, 2010	January 31, 2011
$0.2700	March 25, 2011	April 25, 2011

16.0 Financial Instruments

16.1 FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

☐	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

☐	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

☐	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.

When possible, the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, FX and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value the Company’s long-term floating rate notes, which are classified as Level 3, are discussed further in Section 22.6 Long-term Floating Rate Notes.

16.1.1 Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,314.9 million at December 31, 2010 (December 31, 2009 – $4,743.5 million) and a fair value of approximately $4,773.0 million at December 31, 2010 (December 31, 2009 – $5,029.4 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2010 and December 31, 2009, respectively.

16.2 DERIVATIVE FINANCIAL INSTRUMENTS

Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.

31	2010 ANNUAL REPORT

16.3 CREDIT RISK

We are exposed to counterparty credit risk in the event of non-performance by counterparties. In order to mitigate this risk, limits are set by our Board of Directors for counterparty transactions and we conduct regular monitoring of the credit standing of the counterparties or their guarantors. We do not anticipate any losses with respect to counterparty credit risk.

16.4 INTEREST RATE MANAGEMENT

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.

16.4.1 Interest Rate Swaps

During 2010, the Company entered into interest rate swaps, which are accounted for as fair value hedges, for a notional amount of US$101.4 million. The swap agreements converted the Company’s outstanding fixed interest rate liability into a variable rate liability for its 5.75% Notes due in May 2013. Subsequently in 2010, these swap agreements were unwound for a gain of $2.9 million of which $0.6 million was recognized in the year as a reduction to “Net interest expense”. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until the time the 5.75% Notes are repaid. At December 31, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.

During 2009, CP unwound its outstanding fixed-to-floating interest rate swap, which converted a portion of its US$400 million 6.250% Notes to floating-rate debt, for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time the 6.250% Notes are repaid. Subsequently in 2009, CP repurchased a portion of the underlying debt as part of a tender offer and recognized $6.5 million of the deferred gain in “Other income and charges” offsetting part of the recognized loss on repurchase of debt.

The impact of the above noted settled interest rate swaps reduced “Net interest expense” in 2010 by $3.5 million (2009 – $5.5 million).

16.4.2 Treasury Rate Locks

At December 31, 2010, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.1 million (December 31, 2009 – $23.9 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive income” of $1.8 million in 2010 (2009 – $3.5 million).

16.5 FOREIGN EXCHANGE MANAGEMENT

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the U.S., as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. We enter into FX risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of income, excluding FX on LTD, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

16.5.1 Foreign Exchange Forward Contracts on Long-term Debt

In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurred. During 2009, CP unwound and settled US$330 million of the US$400 million currency forward for total proceeds of $34.1 million. During 2010, CP unwound the remaining

2010 ANNUAL REPORT	32

US$70 million for total proceeds of $0.2 million. During 2010, no gain or loss was reported on this derivative. During 2009, a net loss of $23.0 million, inclusive of both realized and unrealized losses, was recorded to “Other income and charges”.

During 2010, the Company entered into FX forward contracts to fix the exchange rate on US$50.0 million of its 5.75% Notes due in May 2013 and US$75.0 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature. During 2010, the Company recorded an unrealized FX loss on long-term debt of $0.5 million in “Other income and charges” and $1.1 million in “Other comprehensive loss” in relation to these derivatives. At December 31, 2010, the unrealized loss derived from these FX forwards was $1.6 million which was included in “Other long-term liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” and “Retained earnings” on our Consolidated Balance Sheet.

16.6 FUEL PRICE MANAGEMENT

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels which can be affected by supply disruptions and geopolitical events.

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

16.6.1 Energy Futures

At December 31, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase 14.2 million U.S. gallons during the period January 2011 to December 2011 at an average price of US$2.29 per U.S. gallon. This represents approximately 5% of estimated fuel purchases for this period. At December 31, 2010, the unrealized gain on these futures contracts was $4.1 million (December 31, 2009 – $2.5 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheet.

The impact of settled commodity swaps decreased “Fuel” expense in 2010 by $2.5 million as a result of realized gains on diesel swaps. The net impact of settled swaps increased “Fuel” expense in 2009 by $1.2 million due to a combination of realized losses of $0.8 million arising from settled commodity swaps and $0.4 million arising from settled FX forward contracts. Included in the $0.8 million realized losses on commodity swaps in 2009 were $0.2 million in realized gains from settled derivatives that were not designated as hedges.

16.7 STOCK-BASED COMPENSATION EXPENSE MANAGEMENT

16.7.1 Total Return Swap

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include tandem share appreciation rights (“TSARs”), deferred share units (“DSUs”), restricted share units (“RSUs”), and performance share units (“PSUs”). These instruments create increased compensation expense when market prices of CP shares increases.

The Company entered into a TRS in May 2006 to reduce the volatility to the Company, over time, of three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps were intended to minimize volatility to “Compensation and benefits” expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions, which would reduce the effectiveness of the swap. Over time it is CP’s intention to reduce the size of the TRS program and has unwound portions of the program in 2010 and 2009.

“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net gain on these swaps of $12.0 million in 2010 which was inclusive of both realized and unrealized gains (2009 – $18.6 million). During 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound and settled a portion of the program for a total cost of $31.1 million. This cost had previously been recognized in “Compensation and benefits” expense. During 2010, the Company unwound and settled a further portion of the program for a total cost of $0.2 million. At December 31, 2010, the unrealized loss on the remaining TRS of $6.0 million (December 31, 2009 – $18.2 million) was included in “Accounts payable and accrued liabilities” on our Consolidated Balance Sheet.

33	2010 ANNUAL REPORT

17.0 Off-Balance Sheet Arrangements

17.1 SALE OF ACCOUNTS RECEIVABLE

During the second quarter of 2008, our accounts receivable securitization program was terminated and settled. Losses on the securitization program of $2.7 million in 2008 were included in “Other income and charges” on our Consolidated Statement of Income. Proceeds from collections reinvested in the accounts receivable securitization program were $595.4 million for the year ended 2008.

17.2 GUARANTEES

At December 31, 2010, the Company had residual value guarantees on operating lease commitments of $162.5 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2010, these accruals amounted to $5.4 million (December 31, 2009 – $9.3 million).

18.0 Acquisition

18.1 DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION

Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E, a Class II railroad operating in the U.S. Midwest, for a purchase price of approximately US$1.5 billion. DM&E’s freight revenues are derived principally from transporting grain, industrial products and coal. DM&E has the option, but not the obligation, to construct a railway line into the Powder River Basin (“PRB”) located in Wyoming, the largest thermal coal producing region in the U.S. No decision will be made by the Corporation on whether to construct a railway line into the PRB until certain milestones have been met. Future contingent payments of up to approximately US$1.1 billion, plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain associated traffic volume targets. Any contingent payments that may become payable would be recorded as an increase in the purchase price.

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

19.0 Contractual Commitments

The accompanying table indicates our obligations and commitments to make future payments for contracts, such as debt, capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS

Payments due by period (in millions)	Total	2011	2012 & 2013	2014 & 2015	2016 & beyond
Long-term debt	$4,033.0	$273.2	$179.4	$160.7	$3,419.7
Capital lease obligations	289.8	8.5	17.5	133.3	130.5
Operating lease obligation(1)	782.1	133.3	226.4	145.6	276.8
Supplier purchased obligations	1,541.1	206.8	261.1	297.4	775.8
Other long-term liabilities reflected on our Consolidated Balance Sheet(2)	762.8	93.5	155.7	137.6	376.0

Total contractual obligations	$7,408.8	$715.3	$840.1	$874.6	$4,978.8

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $162.5 million (discussed further in Section 17.2 Guarantees) are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2010 to 2019. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 20.5 Pension Plan Deficit. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2016 & beyond” category in this table. Deferred income taxes are further discussed in Section 22.4 Deferred Income Taxes.

34	2010 ANNUAL REPORT

20.0 Future Trends and Commitments

20.1 AGREEMENTS AND RECENT DEVELOPMENTS

20.1.1 Teck Coal Limited

On October 6, 2010, CP reached a ten-year agreement with Teck our largest customer, for the transportation of metallurgical coal from their five CP-served mines in southeast British Columbia to Vancouver area ports for export. Contract terms are confidential. The contract commences April 1, 2011.

The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides for flexibility over the long term. The agreement provides for investments by CP that enhance coal handling capacity to provide for Teck’s volume growth.

20.1.2 Change in Executive Officer

On April 6, 2010 Edmond (Ed) Harris was appointed to the position of Executive Vice-President and Chief Operations Officer of Canadian Pacific. Mr. Harris reports to the President and Chief Executive Officer, Fred Green. His responsibilities include all aspects of railway operations, safety, customer service, engineering and mechanical services in both Canada and the U.S.

Effective April 1, 2011, Mr. Harris will be retiring and Mr. Michael Franczak will be appointed Executive Vice-President Operations. Mr. Franczak will report to the President and Chief Executive Officer, Fred Green, and will assume responsibility for operations activity across Canadian Pacific’s North American network.

20.2 STOCK PRICE

The market value of our Common Shares measured at December 31, 2010 increased by $7.83 per share on the Toronto Stock Exchange in 2010 (from $56.79 on December 31, 2009 to $64.62 on December 31, 2010). The market value of our Common Shares increased by $15.81 per share in 2009 (from $40.98 on December 31, 2008 to $56.79 on December 31, 2009).

20.3 ENVIRONMENTAL

Cash payments related to our environmental remediation program (described in Section 22.1 Environmental Liabilities) totalled $13.2 million in 2010, compared with $18.2 million in 2009 and $12.6 million in 2008. Cash payments for environmental initiatives are estimated to be approximately $16 million in 2011, $16 million in 2012, $12 million in 2013 and a total of approximately $63 million over the remaining years through 2020, which will be paid in decreasing amounts. All payments will be funded from general operations.

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

CERTAIN OTHER FINANCIAL COMMITMENTS AT DECEMBER 31, 2010

	Amount of commitment per period
			2012 &	2014 &	2016 &
(in millions)	Total	2011	2013	2015	beyond
Letters of credit	$358.1	$357.3	$0.8	$–	$–
Capital commitments	236.8	216.0	19.9	0.1	0.8

Total commitments	$594.9	$573.3	$20.7	$0.1	$0.8

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

20.4.2 Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2011 through 2028. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

20.5 PENSION PLAN DEFICIT

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $85 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with

2010 ANNUAL REPORT	35

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

We made contributions of $837.2 million to the defined benefit pension plans in 2010, compared with $595.2 million in 2009. Our 2010 contributions included a voluntary prepayment in September 2010 of $650 million to our main Canadian defined benefit pension plan. Our 2009 contributions included voluntary prepayments in December 2009 of $500 million to our main Canadian plan and $7.4 million to our U.S. plans. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million in 2011, and in the range of $125 million to $175 million in each of the subsequent four years. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009 and September 2010 voluntary prepayments against contribution requirements in 2011 and the subsequent four years.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the December 2009 and September 2010 voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

20.6 RESTRUCTURING

Cash payments related to severance under all restructuring initiatives totalled $20.3 million in 2010, compared with $27.0 million in 2009 and $40.7 million in 2008. Cash payments for restructuring initiatives are estimated to be approximately $28 million in 2011, $14 million in 2012, $11 million in 2013, and a total of approximately $27 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

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

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputational impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

21.1 COMPETITION

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways and trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results.

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

21.2 LIQUIDITY

CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $358 million was committed for letters of credit and $587 million was available on December 31, 2010. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $118 million, of which $118 million of this facility was available on December 31, 2010 and is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At December 31, 2010, the Company satisfied the thresholds stipulated in both financial covenants.

2010 ANNUAL REPORT	36

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

21.3 REGULATORY AUTHORITIES

21.3.1 Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the FRA and the STB in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The CTA regulates the grain revenue cap, commuter and passenger access, FOA, and charges for ancillary services and railway noise. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

For the grain crop year beginning August 1, 2010 the Agency announced a 7% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI, additional factors are discussed in Section 21.8 General and Other Risks.

Transport Canada regulates safety-related aspects of our railway operations in Canada. On June 4, 2010, Bill C-33 was introduced in the House of Commons. The Bill is an Act to amend the Railway Safety Act and to make consequential amendments to the Canada Transportation Act. Bill C-33 is currently moving through the Parliamentary process and could become law in 2011. No assurance can be given as to the effect on CP of the proposed amendments contained in Bill C-33.

On August 12, 2008 the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review is focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. The interim RFSR report was issued on October 8, 2010. CP has provided submissions to the panel based on the results contained in the interim report. The final report is expected to be released in early 2011.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things the introduction of Positive Train Control by the end of 2015 (discussed further in Section 21.3.3 Positive Train Control); limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

The STB regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body.

The STB revised rules relating to railway rate cases to address, among other things, concerns raised by small and medium sized shippers that the previous rules resulted in costly and lengthy proceedings. Few cases have been filed, and no case has been filed against the Company, under the new rules. It is too soon to assess the possible impact on CP of such new rules.

The STB has scheduled a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight and a hearing on rail competition. The industry and CP will participate.

The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act which was the subject of discussions with shippers and the rail industry during the last Congress.

It is too soon to know whether the hearings or the reintroduced Surface Transportation Board Reauthorization Act will result in further proceedings and regulatory changes.

The railroad industry in the U.S., shippers and representatives of the Senate Commerce Committee met to discuss possible changes to the legislation which governs the STB’s mandate. The Senate Commerce Committee produced a draft Bill. To date, the House of Representatives has not produced a related Bill. It is too soon to determine if any Bill at all will be enacted, or if in the event any such Bill is enacted, whether it would have a material impact on the Company’s financial condition and results of operations.

To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).

21.3.2 Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. New legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements. In addition, insurance premiums for some or all of our current coverage

37	2010 ANNUAL REPORT

could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

☐	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

☐	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of our border crossings;

☐	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

☐	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and

☐	to comply with new U.S. regulations for rail security sensitive materials, we have implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

21.3.3 Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$250 million. As at December 31, 2010, total expenditures related to PTC are approximately $14 million.

21.4 LABOUR RELATIONS

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

At December 31, 2010, approximately 79% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with six of seven bargaining units that represent our employees in Canada and 15 of 32 bargaining units that represent employees in our U.S. operations.

21.4.1 Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with six of the seven bargaining units. On February 5, 2011, CP and the CAW announced that a tentative contract settlement was reached; the Memorandum of Settlement was sent to the union membership for ratification. The agreement was ratified by the CAW membership on February 24, 2011. The renewal collective agreement is four years in duration, extending to the end of 2014. Of the six agreements that are in place, two expire at the end of 2011 (Teamsters Canada Rail Conference (“TCRC”) representing running trades employees and the TCRC-Rail Canada Traffic Controllers representing rail traffic controllers). The four agreements that expire at the end of 2012 are Canadian Pacific Police Association, United Steelworkers representing clerical workers, TCRC-Maintenance of Way Employees Division representing track maintenance employees and the International Brotherhood of Electrical Workers representing signals employees.

21.4.2 U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and two bargaining units of our DM&E subsidiary, and have commenced first contract negotiations with a bargaining unit certified to represent DM&E signal and communications workers, a bargaining unit to represent track maintainers and a bargaining unit to represent mechanics.

Soo Line agreements with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical labourers, track maintainers, and mechanical supervisors opened for negotiation in January 2010. Soo Line has joined with the other U.S. Class I railroads in national bargaining for this upcoming round of negotiations.

D&H has settled contracts for the last round of negotiations with all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors. For the 2010 round of negotiations, D&H and its unions

2010 ANNUAL REPORT	38

have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table.

DM&E currently has an agreement in place with two bargaining units that extend to the end of 2013 and cover all DM&E engineers and conductors. Negotiations on the first contract to cover signal and communications workers, track maintainers and mechanics continue in the first quarter of 2011.

21.5 ENVIRONMENTAL LAWS AND REGULATIONS

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

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

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

21.6 CLIMATE CHANGE

In both Canada and the U.S. the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, we continue to adopt new technologies to minimize our fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (i.e. increased flooding, winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

21.7 FINANCIAL RISKS

21.7.1 Pension Funding Status Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $650 million in September 2010 and $500 million in December 2009 which will reduce pension funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

21.7.2 Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments (specific instruments

39	2010 ANNUAL REPORT

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

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with the goal to have hedged at any point in time 5-7% of CP’s next 12 months’ fuel consumption. Using this approach up to 12% of the previous twelve month period’s unmitigated fuel consumption will have been hedged.

21.7.3 Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 16.5 Foreign Exchange Management.

21.7.4 Interest Rate Risk

In order to meet our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 16.4 Interest Rate Management

21.8 GENERAL AND OTHER RISKS

21.8.1 Transportation of Hazardous Materials

Railways, including CP, are legally required to transport hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

21.8.2 Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial condition and liquidity.

21.8.3 Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity.

21.8.4 Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations and financial condition.

21.8.5 Severe Weather

We are exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect our entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations and financial condition.

21.8.6 Supplier Concentration

Due to the complexity and specialized nature of rail equipment and infrastructure, there can be a limited number of suppliers of this equipment and material available. Should these specialized suppliers cease production or experience capacity or supply shortages, this concentration of suppliers could result in CP experiencing cost increases or difficulty in obtaining rail equipment and materials. While CP manages this risk by sourcing key products and services from multiple suppliers whenever possible, widespread business failures of suppliers could have a material adverse effect on CP’s operations and financial position.

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which

2010 ANNUAL REPORT	40

may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include: (i) with respect to grain volumes, domestic production-related factors such as weather conditions, acreage plantings, yields and insect populations, (ii) with respect to coal volumes, global steel production, (iii) with respect to fertilizer volumes, grain and other crop markets, with both production levels and prices relevant, and (iv) with respect to sulphur volumes, gas production levels in southern Alberta, industrial production and fertilizer production, both in North America and abroad. The merchandise commodities transported by the Company include those relating to the forestry, energy, industrial, automotive and other consumer spending sectors. Factors outside of CP’s control which affect this portion of CP’s business include the general state of the North American economy, with North American industrial production, business investment and consumer spending being the general sources of economic demand. Housing, auto production and energy development are also specific sectors of importance. Factors outside of CP’s control which affect the Company’s intermodal traffic volumes include North American consumer spending and a technological shift toward containerization in the transportation industry that has expanded the range of goods moving by this means.

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

22.0 Critical Accounting Estimates

To prepare consolidated financial statements that conform with U.S. GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

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

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to “Other long-term liabilities” on our Consolidated Balance Sheet and to “Purchased Services and Other” within operating expenses on our Consolidated Statement of Income.

At December 31, 2010, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $107.4 million (2009 – $121.3 million), of which the long-term portion amounting to $91.0 million (2009 – $106.5 million) was included in “Other long-term liabilities” and the short-term portion amounting to $16.4 million (2009 – $14.8 million) was included in “Accounts payable and accrued liabilities”. Total payments were $13.2 million in 2010 and $18.2 million in 2009. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in a decrease in environmental liabilities of $4.5 million in 2010 and $14.3 million in 2009.

22.2 PENSIONS AND OTHER BENEFITS

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are described in Section 22.5 Legal and Personal Injury Liabilities. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties, as described in Section 20.5 Pension Plan Deficit.

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

41	2010 ANNUAL REPORT

market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate we use to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who were expected to receive benefits under the plan at the date of amendment.

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

We included pension benefit liabilities of $673.4 million in “Pension and other benefit liabilities” on our December 31, 2010 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $343.6 million in “Pension and other benefit liabilities” and post-retirement benefits accruals of $23.0 million in “Accounts payable and accrued liabilities” on our December 31, 2010 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in Section 22.5 Legal and Personal Injury Liabilities.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $45 million.

Net periodic benefit costs for pensions and post-retirement benefits were included in “Compensation and benefits” on our December 31, 2010 Statement of Consolidated Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $68.8 million in 2010, compared with $45.6 million in 2009.

Net periodic benefit costs for pensions were $39.7 million in 2010, compared with $24.8 million in 2009. The portion of this related to defined benefit pensions was $36.3 million in 2010, compared with $22.1 million in 2009, and the portion related to defined contribution pensions (equal to contributions) was $3.4 million for 2010, compared with $2.7 million for 2009. We estimate net periodic benefit costs for pensions in 2011 to equal approximately $50 million. Net periodic benefit costs for post-retirement benefits were $29.1 million in 2010, compared with $20.8 million in 2009. Net periodic benefit costs for post-retirement benefits in 2011 are not expected to differ materially from the 2010 costs.

22.3 PROPERTY, PLANT AND EQUIPMENT

CP performs depreciation studies of each property group approximately every two years to update depreciation rates. The depreciation studies are based on statistical analysis of historical retirements of properties in the group and incorporate engineering estimates of changes in current operations and of technological advances. We depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. We follow the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the service life or salvage value of individual properties within the same class. The estimates of economic lives are uncertain and can vary due to technological changes or in the rate of wear. Additionally, the depreciation rates are updated to reflect the change in residual values of the assets in the class. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation. For the sale or retirement of larger groups of depreciable assets that are unusual and were not included in our depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of “Net properties” on our Consolidated Balance Sheet. At December 31, 2010, accumulated depreciation was $5,623.3 million.

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

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair values and an impairment loss is recognized.

22.4 DEFERRED INCOME TAXES

We account for deferred income taxes based on the liability method. This method focuses on a Company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.

In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax

2010 ANNUAL REPORT	42

assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

Deferred income tax expense totalling $211.2 million was included in income tax for 2010 and $133.0 million was included in income tax in 2009. The change in deferred income tax in 2010 was primarily due to higher taxable income and the utilization of tax assets to reduce income taxes in 2009. The change in deferred tax expense for 2009 was due to lower taxable income and the impact of tax rate changes recognized in prior years. At December 31, 2010, deferred income tax liabilities of $1,944.8 million (2009 – $1,818.7 million) were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $222.3 million realizable within one year were recorded as a current asset compared to $128.1 million at December 31, 2009.

22.5 LEGAL AND PERSONAL INJURY LIABILITIES

We are involved in litigation in Canada and the U.S. related to our business. Management is required to establish estimates of the potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred and current legal advice with respect to settlements in other similar cases. We employ experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.

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

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and B.C., claims administered through the Workers’ Compensation Board (“WCB”) are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.

Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Consolidated Statement of Income, amounted to $50.4 million in 2010 (2009 – $54.5 million; 2008 – $79.7 million).

Accruals for incidents, claims and litigation, including WCB accruals, totaled $160.8 million, net of insurance recoveries, at December 31, 2010 and $177.4 million at December 31, 2009. At December 31, 2010 and 2009 respectively, the total accrual included $98.7 million and $98.9 million in “Pension and other benefit liabilities”, $12.9 million and $19.4 million in “Other long-term liabilities” and $52.1 million and $75.1 million in “Accounts payable and accrued liabilities”, offset by $0.8 million and $0.8 million in “Other assets” and $2.1 million and $15.2 million in “Accounts receivable, net”.

22.6 LONG-TERM FLOATING RATE NOTES

At December 31, 2010 and December 31, 2009, the Company held long-term floating rate notes with a total settlement value of $117.0 million and $129.1 million, respectively, and carrying values of $69.5 million and $69.3 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

During the year ended December 31, 2010, the Company received $0.1 million in partial redemption of certain of the notes held (2009 – $12.5 million). In addition, in 2010, notes with a settlement value of $12.0 million were used to settle a $9.0 million credit facility with a major Canadian bank. The notes had an estimated fair value of $7.6 million. At December 31, 2010, the Company held long-term floating rate notes with settlement value, as follows:

☐	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets; and

☐	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.

At December 31, 2009, the Company held long-term floating rate notes with settlement value, as follows:

☐	$116.8 million MAV 2 notes with eligible assets;

☐	$12.1 million MAV 2 Ineligible Assets (“IA”) Tracking notes with ineligible assets; and

☐	$0.2 million MAV 3 Class 9 TA Tracking notes.

During the year ended December 31, 2010, Dominion Bond Rating Service (“DBRS”) upgraded the rating of the MAV 2 Class A-1 notes from A Under Review with Positive Implications to A (high). The MAV 2 Class A-2 notes have received a BBB (low) rating from DBRS, unchanged from 2009.

In January 2009, under a Canadian Court granted order, a restructuring of ABCP was completed. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2010 and December 31, 2009 incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and other minor changes in assumptions have resulted in gains of $9.3 million in the year ended December 31, 2010 (2009 – $9.2 million; 2008 – losses of $49.4 million). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at December 31, 2010 and December 31, 2009, respectively, are:

43	2010 ANNUAL REPORT

	December 31, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.8%	Nil
Weighted average discount rate	7.1%	7.9%
Expected repayments of long-term floating rate notes	Approximately 6 years	3 1/2 to 19 years
Credit losses	MAV 2 eligible asset notes: 1% to 100%	MAV 2 eligible asset notes: nil to 100%
	MAV 2 IA Tracking notes: N/A	MAV 2 IA Tracking notes: 25%
	MAV 3 Class 9 TA Tracking notes: 1%	MAV 3 Class 9 TA Tracking notes: Nil

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $69.5 million at December 31, 2010 (2009 – $69.3 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

(in millions of Canadian dollars)	Original cost	Estimated fair value
As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	–
Redemption of notes	(13.7)	(8.0)
Accretion	–	2.9
Change in market assumptions	–	1.7

As at December 31, 2009	129.1	69.3
Redemption of notes	(12.1)	(7.7)
Accretion	–	5.9
Change in market assumptions	–	2.0

As at December 31, 2010	$117.0	$69.5

Accretion and gains and losses from the redemption of notes and changes in market assumptions are reported in “Other income and charges”.

Sensitivity analysis is presented below for key assumptions at December 31, 2010:

	Change in fair value of long-term
(in millions of Canadian dollars)	floating rate notes
Coupon interest rate(1)
50 basis point increase	$	Nil
50 basis point decrease	$	Nil
Discount rate
50 basis point increase		$(1.9)
50 basis point decrease		$2.0

(1) Sensitivity is after reflecting anticipated credit losses.

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

22.7 GOODWILL AND INTANGIBLE ASSETS

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s operations in the U.S., as a result the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth which are inherently uncertain. The annual test for impairment, performed with the assistance of outside consultants, determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value by approximately 40% (2009 – 10%) and that no impairment would be required in 2010.

The impairment test was performed primarily using an income approach based on discounted cash flows. Discount rates of 8.50%

44	2010 ANNUAL REPORT

to 9.0% (2009 – 8.75% to 9.0%) were used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5 to 6%. The valuation used revenue growth projections ranging from 4.3 to 7.1% (2009 – 4.5 to 6.9%) annually. A change in the long term growth rate of 0.25% would change the valuation by 2 to 3%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.

The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2010 goodwill was $146.6 million (2009 – $154.9 million).

Intangible assets of $43.2 million (2009 – $47.4 million), acquired in the acquisition of DM&E, includes the amortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized but are assessed for impairment on an annual basis, or more often if the events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, an impairment charge would be recognized immediately.

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

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

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

24.1 2010 FINANCIAL ASSUMPTIONS

CP provided the following financial assumptions for 2010:

☐	capital expenditures were estimated to range from $680 million to $730 million;

☐	we expected our tax rate to be in the 25% to 27% range; and

☐	2010 pension contributions were estimated to be between $150 million and $200 million.

24.1.1 First-Quarter 2010 Guidance Updates

CP updated its financial assumptions as follows: The assumptions were unchanged from information previously reported and discussed above. However, CP expected its 2010 defined benefit pension expense to increase by $15 million from 2009 expenses.

24.1.2 Second-Quarter 2010 Guidance Updates

CP revised expectations, announcing an update to the expected capital program in 2010 that was to be in the range of $750 million to $800 million. The 2010 pension contributions for the defined benefit pension plans were changed to an estimate of between $185 million and $195 million. On June 29, 2010 CP announced the reopening of its southern mainline after severe flooding that caused an 11 day outage. The impact of flooding reduced second quarter earnings per share by approximately 12 cents.

24.1.3 Third-Quarter 2010 Guidance Updates

On September 20, 2010 CP announced a voluntary prepayment to its Canadian defined benefit pension plan of $650 million. Excluding this voluntary prepayment CP continued to estimate its contributions to the defined benefit pension plans to be between $185 million and $195 million for 2010. Including the voluntary prepayment CP

45	2010 ANNUAL REPORT

estimated the contributions to the defined benefit pension plans to be between $835 million and $845 million for 2010. There were no other changes to our previously stated assumptions.

24.1.4 Variance from 2010 Guidance

CP’s capital expenditures for 2010 came in at $726.1 million, (discussed further in Section 14.2 Investing Activities). The tax rate for 2010 was 25.3%, in line with the guidance provided (discussed further in Section 10.5 Income Taxes). Our 2010 pension contributions to the Canadian defined benefit pension plan was $837.2 million in 2010, including the $650 million voluntary prepayment noted above.

24.2 2011 FINANCIAL ASSUMPTIONS

Capital expenditures are currently estimated to range from $950 million to $1.05 billion. CP expects its tax rate to be in the 24% to 26% range. The 2011 pension contributions are currently estimated to be between $100 million and $125 million (discussed further in Section 20.5 Pension Plan Deficit). Undue reliance should not be placed on these assumptions and other forward-looking information.

2010 ANNUAL REPORT	46

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

“D&H” Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

“DM&E” Dakota, Minnesota & Eastern Railroad Corporation.

“Fluidity” Obtaining more value from our existing assets and resources.

“FRA” U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

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

“FRA train accidents rate” The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,200 in the U.S. or $10,600 in Canada in damage.

“Freight revenue per carload” The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM” The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX” or “Foreign Exchange” The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

“FX on LTD” Foreign exchange gains and losses on long-term debt.

“GAAP” Accounting principles generally accepted in the United States.

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

“Operating ratio” The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“RTMs” or “revenue ton-miles” The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line” Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

47	2010 ANNUAL REPORT

“STB” U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“U.S. gallons of locomotive fuel consumed per 1,000 GTMs” The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB” Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

2010 ANNUAL REPORT	48

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2010
Accounting Principles Generally Accepted
In the United States

Except where otherwise indicated, all financial information
reflected herein is expressed in Canadian dollars

2010 ANNUAL REPORT	49

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States (“GAAP”) and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.

Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Management Committee (the “Audit Committee”), consisting of six members, all of whom are independent directors. The Audit Committee reviews the consolidated financial statements with management and the independent auditor prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the independent auditor to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of both the independent and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal and independent auditors have full access to the Audit Committee, with or without the presence of management.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework”. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2010.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2010 has been audited by PricewaterhouseCoopers LLP, independent auditor, as stated in their report, which is included herein.

KATHRYN B. MCQUADE Executive Vice-President and Chief Financial Officer February 24, 2011	FRED J. GREEN Chief Executive Officer

2010 ANNUAL REPORT	50

INDEPENDENT AUDITOR’S REPORT

TO THE SHAREHOLDERS OF
CANADIAN PACIFIC RAILWAY LIMITED

We have completed integrated audits of Canadian Pacific Railway Limited’s 2010, 2009 and 2008 consolidated financial statements and its internal control over financial reporting as at December 31, 2010. Our opinions, based on our audits, are presented below.

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

We have audited the accompanying consolidated financial statements of Canadian Pacific Railway Limited, which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for each of the years in the three year period ended December 31, 2010, and the related notes including a summary of significant accounting policies.

MANAGEMENT’S RESPONSIBILITY FOR THE CONSOLIDATED FINANCIAL STATEMENTS

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

AUDITOR’S RESPONSIBILITY

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion on the consolidated financial statements.

OPINION

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2010 and 2009 and the results of its operations and cash flows for each of the years in the three year period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

EMPHASIS OF MATTER

We draw attention to Note 2 to the consolidated financial statements which describes the change in accounting policy related to the treatment of rail grinding costs by Canadian Pacific Railway Limited. Our opinion is not qualified in respect of this matter.

REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We have also audited Canadian Pacific Railway Limited’s internal control over financial reporting as at December 31, 2010, based on criteria established in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

MANAGEMENT’S RESPONSIBILITY FOR INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting.

AUDITOR’S RESPONSIBILITY

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

An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control, based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances.

We believe that our audit provides a reasonable basis for our opinion on the company’s internal control over financial reporting.

2010 ANNUAL REPORT	51

DEFINITION OF INTERNAL CONTROL OVER FINANCIAL REPORTING

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

INHERENT LIMITATIONS

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

OPINION

In our opinion, Canadian Pacific Railway Limited maintained, in all material respects, effective internal control over financial reporting as at December 31, 2010 based on criteria established in Internal Control – Integrated Framework issued by COSO.

Chartered Accountants
February 24, 2011

Calgary, Alberta

52	2010 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENT OF INCOME
December 31, 2010

		2009	2008
		Restated	Restated
Year ended December 31 (in millions of Canadian dollars, except per share data)	2010	(Note 2)	(Note 2)
Revenues
Freight	$4,853.3	$4,279.8	$4,921.5
Other	128.2	122.4	127.0

	4,981.5	4,402.2	5,048.5

Operating expenses
Compensation and benefits	1,431.0	1,306.6	1,289.8
Fuel	728.1	580.3	1,005.9
Materials	214.2	217.6	257.8
Equipment rents	206.0	226.0	218.5
Depreciation and amortization	489.6	483.2	428.2
Purchased services and other	796.5	783.0	809.3
Gain on sales of significant properties (Note 3)	–	(79.1)	–
Loss on termination of lease with shortline railway (Note 5)	–	54.5	–

	3,865.4	3,572.1	4,009.5

Operating income	1,116.1	830.1	1,039.0
Gain on sale of partnership interest (Note 4)	–	81.2	–
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 16)	–	–	50.9
Less:
Other income and charges (Note 6)	(12.0)	12.4	72.3
Net interest expense (Note 7)	257.3	267.6	239.6

Income before income tax expense	870.8	631.3	778.0
Income tax expense (Note 8)	220.1	81.3	150.2

Net income	$650.7	$550.0	$627.8

Earnings per share (Note 9)
Basic earnings per share	$3.86	$3.31	$4.08
Diluted earnings per share	$3.85	$3.30	$4.04

Weighted-average number of shares (millions)
Basic	168.8	166.3	153.7
Diluted	169.2	166.8	155.5

Dividends declared per share	$1.0575	$0.9900	$0.9900

See Notes to Consolidated Financial Statements.

2010 ANNUAL REPORT	53

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
December 31, 2010

		2009	2008
		Restated	Restated
Year ended December 31 (in millions of Canadian dollars)	2010	(Note 2)	(Note 2)
Comprehensive income
Net income	$650.7	$550.0	$627.8
Net gain (loss) in foreign currency translation adjustments, net of hedging activities	17.7	2.7	(5.7)
Change in derivatives designated as cash flow hedges	2.3	7.3	(16.1)
Change in pension and post-retirement defined benefit plans	(459.6)	(661.1)	(543.4)

Other comprehensive loss before income taxes	(439.6)	(651.1)	(565.2)
Income tax recovery	98.5	131.6	193.4

Other comprehensive loss (Note 10)	(341.1)	(519.5)	(371.8)

Comprehensive income	$309.6	$30.5	$256.0

See Notes to Consolidated Financial Statements.

2010 ANNUAL REPORT	54

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED BALANCE SHEET
December 31, 2010

		2009
		Restated
As at December 31 (in millions of Canadian dollars)	2010	(Note 2)
Assets
Current assets
Cash and cash equivalents (Note 12)	$360.6	$679.1
Accounts receivable, net (Note 13)	459.0	655.1
Materials and supplies	114.1	132.7
Deferred income taxes (Note 8)	222.3	128.1
Other current assets	47.8	46.5

	1,203.8	1,641.5
Investments (Note 14)	144.9	156.7
Net properties (Note 15)	11,996.8	11,978.5
Goodwill and intangible assets (Note 17)	189.8	202.3
Other assets (Note 18)	140.6	175.8

Total assets	$13,675.9	$14,154.8

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 19)	$1,007.8	$1,000.7
Long-term debt maturing within one year (Note 20)	281.7	605.3

	1,289.5	1,606.0
Pension and other benefit liabilities (Note 26)	1,115.7	1,453.9
Other long-term liabilities (Note 22)	468.0	479.9
Long-term debt (Note 20)	4,033.2	4,138.2
Deferred income taxes (Note 8)	1,944.8	1,818.7

Total liabilities	8,851.2	9,496.7

Shareholders’ equity
Share capital (Note 25)	1,812.8	1,771.1
Authorized unlimited common shares without par value. Issued and outstanding are 169.2 million and 168.5 million at December 31, 2010 and 2009 respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	24.7	30.8
Accumulated other comprehensive loss (Note 10)	(2,085.8)	(1,744.7)
Retained earnings	5,073.0	4,600.9

	4,824.7	4,658.1

Total liabilities and shareholders’ equity	$13,675.9	$14,154.8

Commitments and contingencies (Note 29).

Certain of the comparative figures have been reclassified in order to be consistent with the 2010 presentation (Note 2).

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:
	J.E. Cleghorn, Director, Chairman of the Board	M.W. Wright, Director, Chairman of the Audit, Finance and Risk Management Committee

55	2010 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CASH FLOWS
December 31, 2010

		2009	2008
		Restated	Restated
Year ended December 31 (in millions of Canadian dollars)	2010	(Note 2)	(Note 2)
Operating activities
Net income	$650.7	$550.0	$627.8
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	489.6	483.2	428.2
Deferred income taxes (Note 8)	211.2	133.0	170.6
Gain on sale of partnership interest (Note 4)	–	(81.2)	–
Gain on sales of significant properties (Note 3)	–	(79.1)	–
Pension funding in excess of expense (Note 26)	(800.9)	(572.0)	(66.5)
Other operating activities, net	(32.2)	(85.7)	(85.0)
Change in non-cash working capital balances related to operations (Note 11)	(16.3)	102.7	(132.2)

Cash provided by operating activities	502.1	450.9	942.9

Investing activities
Additions to properties (Note 15)	(726.1)	(703.5)	(815.9)
Additions to assets held for sale and other	–	–	(222.5)
Investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 16)	–	–	(8.6)
Proceeds from sale of properties and other assets	88.9	337.4	237.2
Other, net	1.6	7.4	9.7

Cash used in investing activities	(635.6)	(358.7)	(800.1)

Financing activities
Dividends paid	(174.5)	(162.9)	(148.7)
Issuance of CP Common Shares (Note 25)	32.4	513.5	19.7
Collection of receivable from financial institution (Note 13)	219.8	–	–
Issuance of long-term debt (Note 20)	355.2	872.7	1,148.2
Repayment of long-term debt	(612.8)	(617.9)	(1,339.9)
Net increase (decrease) in short-term borrowing (Note 21)	9.0	(150.1)	(79.6)
Other financing activities	3.1	34.1	(30.9)

Cash (used in) provided by financing activities	(167.8)	489.4	(431.2)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(17.2)	(20.0)	28.0

Cash position
(Decrease) increase in cash and cash equivalents	(318.5)	561.6	(260.4)
Cash and cash equivalents at beginning of year	679.1	117.5	377.9

Cash and cash equivalents at end of year (Note 12)	$360.6	$679.1	$117.5

Supplemental disclosures of cash flow information:
Income taxes paid (refunded)	$8.3	$(38.9)	$59.0

Interest paid	$346.8	$289.3	$269.1

Certain of the comparative figures have been reclassified in order to be consistent with the 2010 presentation (Note 2).

See Notes to Consolidated Financial Statements.

2010 ANNUAL REPORT	56

CANADIAN PACIFIC RAILWAY LIMITED
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
December 31, 2010

			Accumulated
		Additional	other		Total
	Share	paid-in	comprehensive	Retained	shareholders’
(in millions of Canadian dollars)	capital	capital	loss	earnings	equity
Balance at December 31, 2007	$1,209.5	$47.6	$(855.4)	$3,792.9	$4,194.6
Adjustment for change in accounting policy (Note 2)	–	–	2.0	(51.1)	(49.1)

Balance at December 31, 2007, as restated	1,209.5	47.6	(853.4)	3,741.8	4,145.5
Net income	–	–	–	627.8	627.8
Other comprehensive loss	–	–	(371.8)	–	(371.8)
Dividends declared	–	–	–	(152.2)	(152.2)
Stock compensation expense	–	7.7	–	–	7.7
Shares issued under stock option plans	32.8	(14.7)	–	–	18.1

Balance at December 31, 2008, as restated	1,242.3	40.6	(1,225.2)	4,217.4	4,275.1
Net income	–	–	–	550.0	550.0
Other comprehensive loss	–	–	(519.5)	–	(519.5)
Dividends declared	–	–	–	(166.5)	(166.5)
Shares issued (Note 25)	495.2	–	–	–	495.2
Stock compensation recovery	–	(1.8)	–	–	(1.8)
Shares issued under stock option plans	33.6	(8.0)	–	–	25.6

Balance at December 31, 2009, as restated	1,771.1	30.8	(1,744.7)	4,600.9	4,658.1
Net income	–	–	–	650.7	650.7
Other comprehensive loss	–	–	(341.1)	–	(341.1)
Dividends declared	–	–	–	(178.6)	(178.6)
Stock compensation expense	–	1.2	–	–	1.2
Shares issued under stock option plans	41.7	(7.3)	–	–	34.4

Balance at December 31, 2010	$1,812.8	$24.7	$(2,085.8)	$5,073.0	$4,824.7

See Notes to Consolidated Financial Statements.

57	2010 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
 December 31, 2010

Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. Through its subsidiaries, CP provides rail and intermodal transportation services over a network of approximately 14,800 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CP’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. Through its subsidiaries, CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1  Summary of significant accounting policies

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with U.S. GAAP as codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification.

PRINCIPLES OF CONSOLIDATION

These consolidated financial statements include the accounts of CP and all of its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

USE OF ESTIMATES

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties and intangible assets, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

PRINCIPAL SUBSIDIARIES

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as of December 31, 2010.

Incorporated under
Principal subsidiary	the laws of
Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

REVENUE RECOGNITION

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Volume rebates to customers are accrued as a reduction of freight revenues based on estimated volume and contract terms as freight service is provided. Other revenue, including passenger revenue, revenue from leasing certain assets and switching fees, is recognized as service is performed or contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to government authorities.

2010 ANNUAL REPORT	58

CASH AND CASH EQUIVALENTS

Cash and cash equivalents includes highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities denominated in foreign currencies, other than those held through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rate in effect on the dates of the related transactions. Foreign currency gains and losses, other than those arising from the translation of the Company’s net investment in foreign subsidiaries, are included in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Other comprehensive loss”. The majority of U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on this U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts in “Other comprehensive income”.

PENSIONS AND OTHER BENEFITS

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the benefit obligation is based on market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued on a basis similar to pension costs.

The over or under funded status of defined benefit pension and other post-retirement benefit plans are recognized on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation. In addition, any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are recognized as a component of “Other comprehensive income (loss)”, net of tax.

Gains and losses on post-employment benefits that do not vest or accumulate, including some workers’ compensation and long-term disability benefits in Canada, are included immediately in income.

MATERIALS AND SUPPLIES

Materials and supplies are carried at the lower of average cost and market.

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

The Company recognizes expenditures as additions to properties or operating expenses based on whether the expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds.

59	2010 ANNUAL REPORT

Much of the additions to properties, both new and replacement properties, are self-constructed. These are initially recorded at cost, including direct costs and attributable indirect costs and carrying costs. Direct costs include, among other things, labour costs, purchased services, equipment costs and material costs. Attributable indirect and overhead costs include incremental long-term variable costs resulting from the execution of capital projects. Indirect costs include largely local crew facilities, highway vehicles, work trains and area management costs. Overhead costs primarily include a portion of the Company’s engineering department which plans, designs and administers these capital projects. These costs are allocated to projects by applying a measure consistent with the nature of the cost based on cost studies. For replacement properties, dismantling work is performed concurrently with the installation, the project costs are allocated to dismantling and installation based on cost studies.

Ballast programs including undercutting, shoulder ballasting and renewal programs which form part of our annual track program are capitalized as this work, and the related added ballast material, significantly improves drainage which in turn extends the life of ties and other track materials. These costs are tracked separately from the underlying assets and depreciated over the period to the next estimated similar ballast program. Spot replacement of ballast is considered a repair which is expensed as incurred.

The cost of large refurbishments are capitalized and locomotive overhauls and rail grinding costs (Note 2) are expensed as incurred.

The Company capitalizes development costs for major new computer systems.

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

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove, the new removal cost is charged to income in the period in which the asset is removed and is not charged to accumulated depreciation.

For the sale or retirement of larger groups of depreciable assets that are unusual and were not considered in depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Depreciation is calculated on the straight-line basis at rates based on the estimated service life, taking into consideration the projected annual usage of depreciable property, except for rail and other track material in the U.S., which is based directly on usage.

Equipment under capital lease is included in properties and depreciated over the period of expected use.

ASSETS HELD FOR SALE

Assets to be disposed that meet the held for sale criteria are reported at the lower of the carrying amount and fair value, less costs to sell, and are no longer depreciated.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition which, after integration of operations with the railway network, may be different than the acquired business.

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

FINANCIAL INSTRUMENTS

Financial instruments are contracts that give rise to a financial asset of one party and a financial liability or equity instrument of another party.

Financial instruments are recognized initially at fair value, which is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties.

2010 ANNUAL REPORT	60

Subsequent measurement depends on how the financial instrument has been classified. Accounts receivable and investments, classified as loans and receivables, are measured at amortized cost, using the effective interest method. Certain equity investments, classified as available for sale, are recognized at cost as fair value cannot be reliably established. Cash and cash equivalents and long-term floating rate notes are classified as held for trading and are measured at fair value. Accounts payable, accrued liabilities, short-term borrowings, dividends payable, other long-term liabilities and long-term debt, classified as financial liabilities, are also measured at amortized cost.

DERIVATIVE FINANCIAL INSTRUMENTS

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

All derivative instruments are classified as held for trading and recorded at their fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Consolidated Statement of Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheet they are classified in “Other assets”, “Other long-term liabilities” and “Other current assets” or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, and “Net interest expense”.

For fair value hedges, the periodic change in value is recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive loss”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedge relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive loss” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive loss” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive loss” are reclassified to the same income or balance sheet account that records the hedged item.

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

The Company from time to time enters into bond forwards to fix interest rates for anticipated issuances of debt. These agreements are usually accounted for as cash flow hedges with gains and losses recorded in “Accumulated other comprehensive loss” and amortized to “Net interest expense” in the period that interest on the related debt is charged.

The Company has a fuel-hedging program under which CP acquires crude oil and / or diesel future contracts for a portion of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. In addition, foreign exchange forward contracts may be used as part of the fuel-hedging program to manage the foreign exchange variability component of CP’s fuel price risk. These agreements are usually accounted for as cash flow hedges, however, on occasion derivatives of a short-term duration may not be designated as a hedge for accounting purposes. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

The Company, prior to 2010, entered into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in tandem share appreciation rights (“TSAR”), deferred share units (“DSU”) and restricted share units (“RSU”). These are not designated as hedges and are recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.

2010 ANNUAL REPORT	61

RESTRUCTURING ACCRUAL

Restructuring liabilities are recorded at their present value. The discount related to liabilities is amortized to “Compensation and benefits” over the payment period. Provisions for labour restructuring are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

ENVIRONMENTAL REMEDIATION

Environmental remediation accruals, recorded on an undiscounted basis, cover site-specific remediation programs. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

INCOME TAXES

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in income tax rates on deferred income tax assets and liabilities is recognized in income in the period during which the change occurs.

When appropriate, we record a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based on management’s judgments using available evidence about future events.

At times, we may claim tax benefits that may be challenged by a tax authority. We recognize tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Investment tax credits are deferred on the Consolidated Balance Sheet and amortized to “Income tax expense” as the related asset is recognized in income.

EARNINGS PER SHARE

Basic earnings per share are calculated using the weighted average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

STOCK-BASED COMPENSATION

CP follows the fair value based approach to account for stock options. Compensation expense and an increase in additional paid-in capital are recognized for stock options over their vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, based on their estimated fair values on the grant date, as determined using the Black-Scholes option-pricing model.

With the granting of regular stock options, employees may be simultaneously granted share appreciation rights, which provide the employee the choice to either exercise the stock option for shares, or to exercise the TSAR and thereby receive the intrinsic value of the stock option in cash. Options with TSARs are awards that may call for settlement in cash and, therefore, are recorded as liabilities. CP follows the fair value based approach to account for the TSAR liability. The liability is fair valued and changes in the liability are recorded in “Compensation and benefits” expense over the vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, until exercised. If an employee chooses to exercise the option, thereby cancelling the TSAR, both the exercise price and the liability are settled to “Share capital”.

Forfeitures of options and tandem options are estimated at issuance and subsequently at the balance sheet date.

Any consideration paid by employees on exercise of stock options is credited to share capital when the option is exercised and the recorded fair value of the option is removed from additional paid-in capital and credited to share capital.

Compensation expense is also recognized for TSARs, DSUs, performance share units (“PSUs”) and RSUs using the fair value method. Forfeitures of TSARs, DSUs, PSUs and RSUs are estimated at issuance and subsequently at the balance sheet date.

The employee share purchase plan (“ESPP”) gives rise to compensation expense that is recognized using the issue price, by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period.

62	2010 ANNUAL REPORT

2  Accounting changes

CONSOLIDATIONS

In June 2009, the FASB issued Amendments to Consolidation of Variable Interest Entities. The guidance retains the scope of the previous guidance and removes the exemption of entities previously considered qualifying special purpose entities. In addition, it replaces the previous quantitative approach with a qualitative analysis approach for determining whether the enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance is further amended to require ongoing reassessments of whether an enterprise is the primary beneficiary of a variable interest entity and requires enhanced disclosures about an enterprise’s involvement in a variable interest entity. The guidance is applicable to all variable interest entities that existed at January 1, 2010, the date of adoption, or are created thereafter. The Company has variable interests in variable interest entities, however, the adoption of the new guidance did not change the previous assessment that the Company is not the primary beneficiary and as such does not consolidate the variable interest entities. Additional note disclosure regarding the nature of the Company’s variable interests and where judgment was required to assess the primary beneficiary of these variable interest entities has been provided in Note 28.

ACCOUNTING FOR TRANSFERS OF FINANCIAL ASSETS

The FASB has released additional guidance with respect to the accounting and disclosure of transfers of financial assets such as securitized accounts receivable. Although the Company currently does not have an accounts receivable securitization program, the guidance, which includes revisions to the derecognition criteria in a transfer and the treatment of qualifying special purpose entities, would be applicable to any future securitization. The new guidance is effective for the Company from January 1, 2010. The adoption of this guidance had no impact to the Company’s financial statements.

FAIR VALUE MEASUREMENT AND DISCLOSURE

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. The update provides for new disclosures regarding transfers in and out of Level 1 and Level 2 financial asset and liability categories and expanded disclosures in the Level 3 reconciliation (see Note 21 for a definition of Level 1, 2 and 3 financial asset and liability categories). The update also provides clarification that the level of disaggregation should be at the class level and that disclosures about inputs and valuation techniques are required for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. New disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure in Note 21.

RAIL GRINDING

During the second quarter of 2010, the Company changed its accounting policy for the treatment of rail grinding costs. In prior periods, CP had capitalized such costs and depreciated them over the expected economic life of the rail grinding. The Company concluded that, although the accounting treatment was within acceptable accounting standards, it is preferable to expense the costs as incurred, given the subjectivity in determining the expected economic life and the associated depreciation methodology. The accounting policy change has been accounted for on a retrospective basis. The effects of the adjustment to January 1, 2010 resulted in an adjustment to decrease net properties by $89.0 million, deferred income taxes by $26.3 million, and shareholders equity by $62.7 million. As a result of the change the following increases (decreases) to financial statement line items occurred:

2010 ANNUAL REPORT	63

	For the year ended December 31
(in millions of Canadian dollars, except per share data)	2010	2009	2008
Changes to Consolidated Statement of Income and Comprehensive Income (Loss)
Depreciation and amortization	$(15.7)	$(14.0)	$(8.9)
Compensation and benefits	2.3	2.8	2.7
Fuel	–	0.1	0.1
Materials	0.8	1.8	1.7
Purchased services and other	13.8	15.9	15.4

Total operating expenses	1.2	6.6	11.0
Income tax expense	(0.7)	(1.2)	(3.2)

Net income	$(0.5)	$(5.4)	$(7.8)

Basic earnings per share	$–	$(0.03)	$(0.05)
Diluted earnings per share	$–	$(0.03)	$(0.05)

Other comprehensive income (loss)	0.9	2.4	(2.8)

Comprehensive income (loss)	$0.4	$(3.0)	$(10.6)

Changes to Consolidated Statement of Cash Flows
Cash provided by operating activities (decrease)	$(16.9)	$(20.6)	$(19.9)
Cash used in investing activities (decrease)	$(16.9)	$(20.6)	$(19.9)

				As at
	As at December 31,			January 1,
	2010	2009	2008	2008
Changes to Consolidated Balance Sheet
Net properties	$(88.6)	$(89.0)	$(86.2)	$(70.6)
Deferred income tax liability	(26.3)	(26.3)	(26.5)	(21.5)
Accumulated other comprehensive loss (income)	2.5	1.6	(0.8)	2.0
Retained earnings	(64.8)	(64.3)	(58.9)	(51.1)

FUTURE ACCOUNTING CHANGES

There have been no new accounting pronouncements issued that are expected to have a significant impact to the Company’s financial statements.

RECLASSIFICATION OF COMPARATIVE FIGURES

Certain comparative figures have been reclassified in order to be consistent with the 2010 presentation.

3  Gain on sales of significant properties

During 2009, the Company completed two significant real estate sales, including Windsor Station and land in western Canada, resulting in gains of $79.1 million ($68.1 million after tax).

The Company sold Windsor Station, in Montreal, for proceeds of $80.0 million, including the assumption of a mortgage of $16.0 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $19.5 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in western Canada for transit purposes for proceeds of $43.0 million.

64	2010 ANNUAL REPORT

4  Gain on sale of partnership interest

During 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The proceeds received from the transaction were $110.0 million. Additional proceeds of approximately $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81.2 million ($68.7 million after tax).

5  Loss on termination of lease with shortline railway

During 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $20.6 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction was $54.5 million ($37.6 million after tax).

6  Other income and charges

(in millions of Canadian dollars)	2010	2009	2008
Accretion income on long-term floating rate notes (Note 21)	$(5.9)	$(2.9)	$–
(Gain) loss in fair value of long-term floating rate notes/asset backed commercial paper (Note 21)	(3.4)	(6.3)	49.4
Net loss on repurchase of debt (Note 20)	–	16.6	–
Other foreign exchange (gains) losses	(9.4)	(0.4)	6.1
Foreign exchange (gain) loss on long-term debt	(2.3)	(3.6)	5.8
Other	9.0	9.0	11.0

Total other income and charges	$(12.0)	$12.4	$72.3

7  Net interest expense

(in millions of Canadian dollars)	2010	2009	2008
Interest cost	$287.7	$305.1	$291.3
Interest capitalized to net properties	(19.6)	(19.2)	(30.9)

Interest expense	268.1	285.9	260.4
Interest income	(10.8)	(18.3)	(20.8)

Net interest expense	$257.3	$267.6	$239.6

Interest expense includes interest on capital leases of $22.4 million for the year ended December 31, 2010 (2009 – $26.8 million; 2008 – $20.3 million).

2010 ANNUAL REPORT	65

8  Income taxes

The following is a summary of the major components of the Company’s income tax expense:

		2009	2008
		Restated	Restated
(in millions of Canadian dollars)	2010	(Note 2)	(Note 2)
Current income tax expense (recovery)	$8.9	$(51.7)	$(20.4)

Deferred income tax expense
Origination and reversal of temporary differences	244.9	242.6	151.1
Effect of tax rate decreases	–	(35.3)	(10.4)
Effect of hedge of net investment in foreign subsidiaries	(18.2)	(31.7)	41.6
Tax credits	(16.0)	(16.4)	(3.8)
Other	0.5	(26.2)	(7.9)

Total deferred income tax expense	211.2	133.0	170.6

Total income taxes	$220.1	$81.3	$150.2

Income before income tax expense
Canada	$576.6	$602.3	$162.9
Foreign	294.2	29.0	615.1

Total income before income tax expense	$870.8	$631.3	$778.0

Income tax expense (recovery)
Current
Canada	$(0.8)	$(51.0)	$14.0
Foreign	9.7	(0.7)	(34.4)

Total current income tax expense (recovery)	8.9	(51.7)	(20.4)

Deferred
Canada	122.6	81.4	63.6
Foreign	88.6	51.6	107.0

Total deferred income tax expense	211.2	133.0	170.6

Total income taxes	$220.1	$81.3	$150.2

2010 ANNUAL REPORT	66

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

		2009
		Restated
(in millions of Canadian dollars)	2010	(Note 2)
Deferred income tax assets
Restructuring liability	$22.1	$21.4
Amount related to tax losses carried forward	333.6	224.2
Liabilities carrying value in excess of tax basis	266.7	358.6
Future environmental remediation costs	38.4	42.6
Other	123.5	82.4

Total deferred income tax assets	784.3	729.2

Deferred income tax liabilities
Properties carrying value in excess of tax basis	2,465.6	2,389.1
Other long-term assets carrying value in excess of tax basis	17.8	8.9
Other	23.4	21.8

Total deferred income tax liabilities	2,506.8	2,419.8

Total net deferred income tax liabilities	1,722.5	1,690.6
Current deferred income tax assets	222.3	128.1

Long-term deferred income tax liabilities	$1,944.8	$1,818.7

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

		2009	2008
		Restated	Restated
(in millions of Canadian dollars, except percentage)	2010	(Note 2)	(Note 2)
Statutory federal and provincial income tax rate	29.15%	30.71%	31.53%

Expected income tax expense at Canadian enacted statutory tax rates	$253.8	$193.9	$245.3
Increase (decrease) in taxes resulting from:
Items not subject to tax	(3.2)	(24.7)	(63.3)
Canadian tax rate differentials	(9.7)	(26.1)	(18.0)
Foreign tax rate differentials	0.2	(7.1)	(1.1)
Effect of tax rate decreases	–	(34.5)	(10.2)
Tax credits	(16.0)	(16.4)	(3.8)
Other	(5.0)	(3.8)	1.3

Income tax expense	$220.1	$81.3	$150.2

The Company has no unrecognized tax benefits from capital losses at December 31, 2010 and 2009.

The Company has not provided a deferred liability for the income taxes, if any, which might become payable on any temporary difference associated with its foreign investments because the Company intends to indefinitely reinvest in its foreign investments and has no intention to realize this difference by a sale of its interest in foreign investments.

67	2010 ANNUAL REPORT

At December 31, 2010, the Company has income tax operating losses carried forward of $1,208.3 million, which have been recognized as a deferred tax asset. Certain of these losses carried forward will begin to expire in 2016, with the majority expiring between 2026 and 2029. The Company also has alternative minimum tax credits of approximately $32.2 million that will begin to expire in 2016 as well as investment tax credits of $28.2 million, certain of which will begin to expire in 2018, and track maintenance credits of $33.6 million which will begin to expire in 2025.

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credit carryforwards are utilized.

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2010:

(in millions of Canadian dollars)	2010	2009	2008
Unrecognized tax benefits at January 1	$87.7	$85.6	$79.2
Increase in unrecognized:
Tax benefits related to the current year	5.2	13.9	9.4
Gross uncertain tax benefits related to prior years	1.9	11.2	7.7
Accrued interest and penalties on uncertain tax benefits	3.7	18.2	7.6
Dispositions:
Gross uncertain tax benefits related to prior years	(4.9)	(14.7)	(13.5)
Settlements with tax authorities	(3.2)	(26.5)	–
Accrued interest and penalties on uncertain tax benefits	(10.5)	–	(4.8)

Unrecognized tax benefits as at December 31	$79.9	$87.7	$85.6

If these uncertain tax positions were recognized all of the amount of unrecognized tax positions as at December 31, 2010 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statement of Income. The total amount of accrued interest and penalties in 2010 was a credit of $6.8 million (2009 – expensed $18.2 million; 2008 expensed – $2.8 million). The total amount of accrued interest and penalties included in unrecognized tax benefit at December 31, 2010 was $20.3 million (2009 – $27.1 million; 2008 – $8.9 million).

The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2006. The federal and provincial income tax returns filed for 2007 and subsequent years remain subject to examination by the taxation authorities.

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2006. The income tax returns for 2007 and subsequent years continue to remain subject to examination by the taxation authorities.

The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next 12 months as at December 31, 2010.

9  Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2010, there were 2.7 million dilutive options outstanding (2009 – 1.6 million; 2008 – 1.5 million). These option totals at December 31, 2010 exclude 3.6 million options (2009 – 1.3 million; 2008 – 1.0 million) for which there are TSARs outstanding (Note 27), as these are not included in the dilution calculation.

68	2010 ANNUAL REPORT

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2010	2009	2008
Weighted average shares outstanding	168.8	166.3	153.7
Dilutive effect of weighted average number of stock options	0.4	0.5	1.8

Weighted average diluted shares outstanding	169.2	166.8	155.5

In 2010, the weighted-average number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 1,631,631 (2009 – 2,818,398; 2008 – 1,344,669).

As a result of changes in Canadian tax law, subsequent to 2010, the Company has initiated a plan to cancel the majority of the TSAR component of tandem stock option awards. The related options will not be cancelled and will be included in the calculation of diluted earnings per share in future periods.

10  Other comprehensive loss and accumulated other comprehensive loss

The components of “Accumulated other comprehensive loss”, net of tax, are as follows:

		2009
		Restated
(in millions of Canadian dollars)	2010	(Note 2)
Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	$(308.5)	$(184.6)
Unrealized foreign exchange gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	372.7	249.3
Deferred loss on settled hedge instruments	(17.0)	(18.3)
Unrealized effective gains on cash flow hedges	1.9	1.7
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(2,134.9)	(1,792.8)

Accumulated other comprehensive loss	$(2,085.8)	$(1,744.7)

69	2010 ANNUAL REPORT

Components of other comprehensive loss and the related tax effects are as follows:

		2009	2008
		Restated	Restated
(in millions of Canadian dollars)	2010	(Note 2)	(Note 2)
Accumulated other comprehensive loss – January 1	$(1,744.7)	$(1,225.2)	$(853.4)
Other comprehensive loss:
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	(123.9)	(244.0)	302.3
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (net of tax of $(18.2) million, $(31.7) million, and $41.6 million, respectively)	123.4	215.0	(266.4)
Change in derivatives designated as cash flow hedges:
Realized (gain) loss on cash flow hedges recognized in income (net of tax of $nil, $(1.4) million, and $3.2 million, respectively)	(0.1)	3.4	(7.8)
Unrealized gain (loss) on cash flow hedges (net of tax of $(0.8) million, $(0.8) million, and $1.4 million, respectively)	1.6	1.7	(3.7)
Change in pension and other benefits actuarial gains and losses (net of tax of $120.5 million, $170.8 million and $141.2 million, respectively)	(350.7)	(511.5)	(380.1)
Change in prior service pension and other benefit costs (net of tax of $(3.0) million, $(5.3) million and $6.0 million, respectively)	8.6	15.9	(16.1)

Other comprehensive loss	(341.1)	(519.5)	(371.8)

Accumulated other comprehensive loss – December 31	$(2,085.8)	$(1,744.7)	$(1,225.2)

11  Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2010	2009	2008
Source (use) of cash:
Accounts receivable, net	$(8.8)	$206.4	$(47.9)
Materials and supplies	22.5	75.5	(23.4)
Other current assets	(1.3)	18.5	(21.2)
Accounts payable and accrued liabilities	(28.7)	(197.7)	(39.7)

Change in non-cash working capital	$(16.3)	$102.7	$(132.2)

2010 ANNUAL REPORT	70

12  Cash and cash equivalents

(in millions of Canadian dollars)	2010	2009
Cash	$38.9	$35.8
Short-term investments:
Government guaranteed investments	119.1	628.6
Deposits with financial institutions	202.6	14.7

Total cash and cash equivalents	$360.6	$679.1

13  Accounts receivable, net

(in millions of Canadian dollars)	2010	2009
Freight	$327.1	$316.8
Non-freight	162.0	155.2

	489.1	472.0
Allowance for doubtful accounts	(30.1)	(31.0)

	459.0	441.0
Accounts receivable from a financial institution	–	214.1

Total accounts receivable, net	$459.0	$655.1

The Company maintains an allowance for doubtful accounts based on expected collectibility of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2010, allowances of $30.1 million (2009 – $31.0 million) were recorded in “Accounts receivable, net”. During 2010, $5.0 million related to doubtful accounts (2009 – $4.6 million; 2008 – $14.4 million) was expensed within “Purchased services and other”.

In 2010, the Company collected $219.8 million, including accrued interest, in settlement of a receivable from a major Canadian bank which carried an effective interest rate of 5.883%.

14  Investments

(in millions of Canadian dollars)	2010	2009
Rail investments accounted for on an equity basis (Notes 4 and 16)	$58.1	$56.1
Long-term floating rate notes (Note 21)	69.5	69.3
Other investments	17.3	31.3

Total investments	$144.9	$156.7

71	2010 ANNUAL REPORT

15  Properties

					2009
	Average annual	2010				Restated (Note 2)
	depreciation		Accumulated	Net book		Accumulated	Net book
(in millions of Canadian dollars)	rate	Cost	depreciation	value	Cost	depreciation	value
Track and roadway	3.0%	$11,980.3	$3,305.2	$8,675.1	$11,666.8	$3,237.2	$8,429.6
Buildings	3.0%	440.4	265.9	174.5	357.4	115.4	242.0
Rolling stock	2.8%	3,244.6	1,319.1	1,925.5	3,358.8	1,324.9	2,033.9
Information systems(1)	8.5%	600.0	303.5	296.5	591.6	279.3	312.3
Other	4.9%	1,354.8	429.6	925.2	1,387.3	426.6	960.7

Total		$17,620.1	$5,623.3	$11,996.8	$17,361.9	$5,383.4	$11,978.5

(1)	Net additions during 2010 were $53.7 million (2009 – $39.1 million; 2008 – $37.5 million) and depreciation expense was $54.1 million (2009 – $40.1 million; 2008 – $35.3 million).

CAPITAL LEASES INCLUDED IN PROPERTIES

	2010			2009
		Accumulated	Net book		Accumulated	Net book
(in millions of Canadian dollars)	Cost	depreciation	value	Cost	depreciation	value
Buildings	$0.5	$0.1	$0.4	$0.5	$0.1	$0.4
Rolling stock	517.6	151.9	365.7	525.3	137.1	388.2
Other	2.2	1.2	1.0	4.5	1.8	2.7

Total assets held under capital lease	$520.3	$153.2	$367.1	$530.3	$139.0	$391.3

During 2010, properties were acquired under the Company’s capital program at an aggregate cost of $743.4 million (2009 – $703.3 million; 2008 – $905.3 million), $1.1 million of which were acquired by means of capital leases (2009 – $0.8 million; 2008 – $79.5 million). Cash payments related to capital purchases were $726.1 million in 2010 (2009 – $703.5 million; 2008 – $815.9 million).

16  Equity income

DAKOTA, MINNESOTA & EASTERN RAILROAD CORPORATION (“DM&E”)

DM&E was acquired on October 4, 2007. The Company accounted for its investment in DM&E using the equity method until the acquisition was approved by the Surface Transportation Board (“STB”) and the Company assumed control effective on October 30, 2008. Equity income in DM&E in 2008 earned prior to STB approval effective October 30, 2008 of $50.9 million, was recorded in “Equity income in Dakota, Minnesota and Eastern Railroad Corporation” on the Consolidated Statement of Income. Subsequent to October 30, 2008 the results of DM&E are consolidated on a line-by-line basis.

As at December 31, 2008 the earnings and financial position of DM&E were reflected in the results and financial position of the Company on a consolidated basis. Income statement items presented in the following table reflect the operations in DM&E for the period from January 1 to October 29, 2008.

Period from January 1 to
(in millions of Canadian dollars)	October 29, 2008
Revenues	$300.7
Revenues less operating expenses	86.2
Net income	50.9

2010 ANNUAL REPORT	72

OTHER INVESTMENTS

Equity income from CP’s investment in the DRTP, over which the Company exerts significant influence, was $3.8 million in 2010 (2009 – $3.4 million; 2008 – $8.6 million). The equity income from the Company’s investment in the CNCP Niagara-Windsor Partnership was $1.6 million in 2010 (2009 – loss of $0.5 million; 2008 – loss of $0.6 million). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $4.4 million in 2010 (2009 – $2.2 million; 2008 – $5.6 million). CP’s other equity investments generated equity income of $0.1 million in 2010 (2009 – $nil; 2008 – $nil). Equity income (loss) from these rail investments is recorded in “Purchased services and other” on the Consolidated Statement of Income, as they form an integral part of CP’s rail operations.

17  Goodwill and intangible assets

			Intangible assets
			Accumulated	Net carrying
(in millions of Canadian dollars)	Goodwill	Cost	amortization	amount
Balance at December 31, 2008	$179.6	$59.6	$(2.0)	$57.6
Amortization	–	–	(2.5)	(2.5)
Foreign exchange impact	(24.7)	(7.7)	–	(7.7)

Balance at December 31, 2009	$154.9	$51.9	$(4.5)	$47.4
Amortization	–	–	(1.7)	(1.7)
Foreign exchange impact	(8.3)	(2.5)	–	(2.5)

Balance at December 31, 2010	$146.6	$49.4	$(6.2)	$43.2

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147.4 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain. The annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 40% (2009 – 10%). Decreases to the profit projections, which could be caused by a prolonged economic recession, or increases to the discount rate used in the valuation could require an impairment in future periods. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2010 goodwill was $146.6 million (2009 – $154.9 million).

Intangible assets of $43.2 million include the unamortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts. Intangible assets with determinable lives are amortized on a straight-line basis over their estimated useful lives.

The estimated amortization expense for intangible assets is: 2011 – $1.4 million, 2012 – $1.0 million, 2013 – $1.0 million, 2014 – $1.0 million and 2015 – $1.0 million.

73	2010 ANNUAL REPORT

18  Other assets

(in millions of Canadian dollars)	2010	2009
Unamortized fees on long-term debt	$50.0	$47.4
Long-term receivables	6.6	32.9
Contracted customer incentives	13.7	14.4
Long-term materials	10.0	13.5
Other	60.3	67.6

Total other assets	$140.6	$175.8

Fees on long-term debt and contracted customer incentives are amortized to income over the term of the related debt and over the term of the related revenue contract, respectively.

19  Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2010	2009
Trade payables	$226.0	$249.3
Payroll-related accruals	165.1	145.6
Accrued vacation	77.5	83.0
Accrued charges	191.0	177.8
Accrued interest	64.0	64.1
Personal injury and other claims provision	50.5	75.1
Provision for environmental remediation and restructuring	42.9	34.3
Stock-based compensation liabilities	66.3	41.5
Total return swap	6.0	18.2
Income and other taxes payable	30.9	31.9
Dividends payable	45.7	41.7
Other	41.9	38.2

Total accounts payable and accrued liabilities	$1,007.8	$1,000.7

2010 ANNUAL REPORT	74

20  Long-term debt

		Currency
		in which
(in millions of Canadian dollars)	Maturity	payable	2010	2009
4.90% 7-year Medium Term Notes (A)	June 2010	CDN$	$–	$350.0
6.250% 10-year Notes (A)	Oct. 2011	US$	249.7	266.1
5.75% 5-year Notes (A)	May 2013	US$	103.0	105.6
6.50% 10-year Notes (A)	May 2018	US$	272.9	288.2
6.25% 10-year Medium Term Notes (A)	June 2018	CDN$	373.2	372.9
7.250% 10-year Notes (A)	May 2019	US$	344.7	363.9
9.450% 30-year Debentures (A)	Aug. 2021	US$	248.6	262.7
4.450% 12.5-year Notes (A)	Mar. 2023	US$	346.6	–
7.125% 30-year Debentures (A)	Oct. 2031	US$	348.1	367.8
5.750% 30-year Debentures (A)	Mar. 2033	US$	248.6	261.8
5.95% 30-year Notes (A)	May 2037	US$	440.1	465.4
6.45% 30-year Notes (A)	Nov. 2039	CDN$	400.0	400.0
Secured Equipment Loan (B)	Aug. 2015	CDN$	128.2	136.4
5.41% Senior Secured Notes (C)	Mar. 2024	US$	121.1	133.7
6.91% Secured Equipment Notes (D)	Oct. 2024	CDN$	194.1	202.2
5.57% Senior Secured Notes (E)	Dec. 2024	US$	62.8	68.0
7.49% Equipment Trust Certificates (F)	Jan. 2021	US$	103.2	112.6
Bank loan (5.883%) (G)	June 2010	CDN$	–	219.8
Other long-term loans (nil% – 5.50%)	2014-2024	US$	4.4	5.3
Obligations under capital leases (4.90% – 7.63%) (H)	2011-2026	US$	286.6	319.7
Obligations under capital leases (12.77%) (H)	Jan. 2031	CDN$	3.2	3.0

			4,279.1	4,705.1
Perpetual 4% Consolidated Debenture Stock (I)		US$	30.2	32.0
Perpetual 4% Consolidated Debenture Stock (I)		GB£	5.6	6.4

			4,314.9	4,743.5
Less: Long-term debt maturing within one year			281.7	605.3

			$4,033.2	$4,138.2

At December 31, 2010, the gross amount of long-term debt denominated in U.S. dollars was US$3,234.2 million (2009 – US$2,911.2 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2010 are (in millions): 2011 – $273.2; 2012 – $37.5; 2013 – $141.9; 2014 – $43.2; 2015 – $117.5.

A. These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

During 2010, the Company issued US$350 million of 4.45% Notes due March 15, 2023. Net proceeds from this offering were CDN$355.2 million and were used to make a voluntary prepayment to the Company’s main Canadian defined benefit pension plan.

During 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of approximately CDN$409 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of CDN$555.3 million, net of deferred costs of $1.4 million, pursuant to a tender offer for a total cost of $571.9 million. Upon repurchase of the debt a net loss of $16.6 million was recognized to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly

2010 ANNUAL REPORT	75

offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased (Note 21). The following table summarizes the principal amount, carrying amount and cost to redeem repurchased debt:

		Principal		Carrying	Cost to
		amount		amount	redeem
(in millions)	Maturity	in USD		in CDN(2)	in CDN
6.250% Notes	2011	$154.3		$184.1	$184.6
5.75% Notes	2013	298.6		342.7	359.1
6.50% Notes	2018	24.8	(1)	28.5	28.2

Total debt tendered		$477.7		$555.3	$571.9

(1) Includes US$2.7 million principal amount of debt repurchased prior to commencement of the debt tender.

(2) Net of deferred costs of $1.4 million.

During 2009, the Company issued $400 million 6.45% 30-year Notes. Net proceeds from this offering were $397.8 million. The proceeds from this offering were used for general corporate purposes.

B. The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $118.9 million at December 31, 2010. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2010 – 1.39%; 2009 – 1.82%; 2008 – 4.28%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53.2 million is due in August 2015.

C. The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $158.8 million at December 31, 2010. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of US$49.4 million is due in March 2024.

D. The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $162.0 million at December 31, 2010. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E. During 2009, the Company issued US$64.7 million of 5.57% Senior Secured Notes for net proceeds of CDN$66.7 million. The Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $71.3 million at December 31, 2010. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of US$32.9 million is due in December 2024.

F. The 7.49% Equipment Trust Certificates are collateralized by specific locomotive units with a carrying value of $109.3 million at December 31, 2010. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of US$10.9 million is due in January 2021.

G. The bank loan matured in 2010 and carried an interest rate of 5.883%.

76	2010 ANNUAL REPORT

H. At December 31, 2010, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2011	$29.4
	2012	28.3
	2013	26.8
	2014	167.7
	2015	12.9
	Thereafter	183.3

Total minimum lease payments		448.4
Less: Imputed interest		(158.6)

Present value of minimum lease payments		289.8
Less: Current portion		(8.5)

Long-term portion of capital lease obligations		$281.3

During the year the Company had additions to property, plant and equipment under capital lease obligations of $1.1 million (2009 – $0.8 million; 2008 – $79.5 million).

The carrying value of the assets collateralizing the capital lease obligations was $367.0 million at December 31, 2010.

I. The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

21  Financial instruments

A. Fair values of financial instruments

The Company uses the following methods and assumptions to estimate initial and subsequent fair values of each class of financial instrument for recognition and / or disclosure as follows:

Loans and receivables
Accounts receivable, net – The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments – The fair value of long-term receivables is determined using discounted cash flow analysis and observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities – The carrying amounts approximate fair value because of the short maturity of these instruments.

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

Available for sale
Investments – Certain equity investments, which do not represent control or significant influence and which are accounted for on a cost basis, have a carrying value that equals cost as fair value cannot be reliably established. There are no quoted prices from an active market for these investments.

Held for trading
Derivative instruments are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments. Changes in fair values of such derivatives are recognized in net income as they arise.

2010 ANNUAL REPORT	77

Cash and cash equivalents – The carrying amount is equal to fair value because of the short maturity of these instruments.

Investments – Long-term floating rate notes are carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider.

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,314.9 million at December 31, 2010 (December 31, 2009 – $4,743.5 million) and a fair value of approximately $4,773.0 million at December 31, 2010 (December 31, 2009 – $5,029.4 million). The fair value of publicly traded long-term debt is determined based on market prices at December 31, 2010 and December 31, 2009, respectively.

The Company categorizes its financial assets and liabilities measured at fair value into one of three different levels depending on the observability of the inputs employed in the measurement.

☐	Level 1: Unadjusted quoted prices for identical assets and liabilities in active markets that are accessible at the measurement date.

☐	Level 2: Directly or indirectly observable inputs other than quoted prices included within Level 1 or quoted prices for similar assets and liabilities. Derivative instruments in this category are valued using models or other industry standard valuation techniques derived from observable market data.

☐	Level 3: Valuations based on inputs which are less observable, unavailable or where the observable data does not support a significant portion of the instruments’ fair value. Generally, Level 3 valuations are longer dated transactions, occur in less active markets, occur at locations where pricing information is not available, or have no binding broker quote to support Level 2 classifications.

When possible the estimated fair value is based on quoted market prices, and, if not available, estimates from third party brokers. For non exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. These methods include discounted mark to market for forwards, futures and swaps. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2. A detailed analysis of the techniques used to value the Company’s long-term floating rate notes, which are classified as Level 3, is discussed further below.

FAIR VALUE OF LONG-TERM FLOATING RATE NOTES

At December 31, 2010 and December 31, 2009, the Company held long-term floating rate notes with a total settlement value of $117.0 million and $129.1 million, respectively, and carrying values of $69.5 million and $69.3 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

During 2010, the Company received $0.1 million in partial redemption of certain of the notes held (2009 – $12.5 million). In addition, in 2010, notes with a settlement value of $12.0 million were used to settle a $9.0 million credit facility with a major Canadian bank. The notes had an estimated fair value of $7.6 million. At December 31, 2010, the Company held long-term floating rate notes with settlement value, as follows:

☐	$116.8 million Master Asset Vehicle (“MAV”) 2 notes with eligible assets; and

☐	$0.2 million MAV 3 Class 9 Traditional Asset (“TA”) Tracking notes.

At December 31, 2009, the Company held long-term floating rate notes with settlement value, as follows:

☐	$116.8 million MAV 2 notes with eligible assets;

☐	$12.1 million MAV 2 Ineligible Asset (“IA”) Tracking notes with ineligible assets; and

☐	$0.2 million MAV 3 Class 9 TA Tracking notes.

During 2010, DBRS upgraded the rating of the MAV 2 Class A-1 notes from A Under Review with Positive Implications to A (high). The MAV 2 Class A-2 notes have received a BBB (low) rating from DBRS, unchanged from 2009.

In January 2009, under a Canadian Court granted order, a restructuring of asset-backed commercial paper was completed. As a result, CP received new replacement long-term floating rate notes with a total settlement value of $142.8 million.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2010 and December 31, 2009 incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and other minor changes in assumptions have resulted in gains of $9.3 million in 2010 (2009 – $9.2 million; 2008 – losses of

2010 ANNUAL REPORT	78

$49.4 million). The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled at December 31, 2010 and December 31, 2009, respectively, are:

	December 31, 2010	December 31, 2009
Probability weighted average coupon interest rate	0.8%	Nil
Weighted average discount rate	7.1%	7.9%
Expected repayments of long-term floating rate notes	Approximately 6 years	3 1/2 to 19 years
Credit losses	MAV 2 eligible asset notes: 1% to 100%	MAV 2 eligible asset notes: nil to 100%
	MAV 2 IA Tracking notes: N/A	MAV 2 IA Tracking notes: 25%
	MAV 3 Class 9 TA Tracking notes: 1%	MAV 3 Class 9 TA Tracking notes: nil

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $69.5 million at December 31, 2010 (2009 – $69.3 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	Original	Estimated
(in millions of Canadian dollars)	cost	fair value
As at January 1, 2009	$143.6	$72.7
Change due to restructuring, January 21, 2009	(0.8)	–
Redemption of notes	(13.7)	(8.0)
Accretion	–	2.9
Change in market assumptions	–	1.7

As at December 31, 2009	129.1	69.3
Redemption of notes	(12.1)	(7.7)
Accretion	–	5.9
Change in market assumptions	–	2.0

As at December 31, 2010	$117.0	$69.5

Accretion and gains and losses from the redemption of notes and change in market assumptions are reported in “Other income and charges”.

Sensitivity analysis is presented below for key assumptions at December 31, 2010:

	Change in fair value of
(in millions of Canadian dollars)	long-term floating rate notes
Coupon interest rate(1)
50 basis point increase	$	Nil
50 basis point decrease	$	Nil
Discount rate
50 basis point increase		$(1.9)
50 basis point decrease		$2.0

2010 ANNUAL REPORT	79

(1) Sensitivity is after reflecting anticipated credit losses.

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

B. Financial risk management

In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, commodity price risk, other price risk, stock-based compensation risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a financial risk management (“FRM”) framework. A risk management committee, composed of senior management, monitors the Company’s risk environment and reviews FRM policies, procedures, processes and controls to be implemented across the Company. This management committee monitors the effectiveness of and compliance to such policies, processes and controls and reports regularly to the Audit, Finance, and Risk Management Committee (“Audit Committee”) who have been delegated oversight of FRM by the Board of Directors.

Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, we document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Credit risk management

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes is discussed in more detail above.

The railway industry predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility.

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

Foreign exchange management

The Company is exposed to fluctuations of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

2010 ANNUAL REPORT	80

FOREIGN EXCHANGE FORWARD CONTRACTS ON LONG-TERM DEBT

In 2007, the Company entered into a FX forward contract to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guaranteed the amount of Canadian dollars that the Company will repay when its US$400 million 6.250% Notes mature in October 2011. This derivative was not designated as a hedge and changes in fair value were recognized in net income in the period in which the change occurs. During 2009, CP unwound and settled US$330 million of the US$400 million currency forward for total proceeds of $34.1 million. During 2010, CP unwound the remaining US$70 million for total proceeds of $0.2 million. During 2010, no gain or loss was reported on the derivative. During 2009, a net loss of $23.0 million, inclusive of both realized and unrealized losses, was recorded to “Other income and charges”.

During 2010, the Company entered into FX forward contracts to fix the exchange rate on US$50.0 million of its 5.75% Notes due in May 2013 and US$75.0 million of its 6.50% Notes due in May 2018. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature. During 2010, the Company recorded an unrealized foreign exchange loss on long-term debt of $0.5 million in “Other income and charges” and $1.1 million in “Other comprehensive loss” in relation to these derivatives. At December 31, 2010, the unrealized loss derived from these FX forwards was $1.6 million which was included in “Other long-term liabilities” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” and “Retained earnings” on the Consolidated Balance Sheet.

Interest rate management

The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of debt.

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt. The Company does not currently hold any derivative financial instruments to manage its interest rate risk.

INTEREST RATE SWAPS

During 2010, the Company entered into interest rate swaps, accounted for as fair value hedges, for a notional amount of US$101.4 million. The swap agreements converted the Company’s outstanding fixed interest rate liability into a variable rate liability for the 5.75% Notes due in May 2013. Subsequently in 2010, these swap agreements were unwound for a gain of $2.9 million, of which $0.6 million was recognized in the year as a reduction to “Net interest expense”. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time the 5.75% Notes are repaid. At December 31, 2010 and December 31, 2009, the Company had no outstanding interest rate swaps.

During 2009, CP unwound its outstanding fixed-to-floating interest rate swap, which converted a portion of its US$400 million 6.250% Notes to floating-rate debt, for a gain of $16.8 million. The gain was deferred as a fair value adjustment to the underlying debt that was hedged and will be amortized to “Net interest expense” until such time the 6.250% Notes are repaid. Subsequently in 2009, CP repurchased a portion of the underlying debt as part of a tender offer and recognized $6.5 million of the deferred gain in “Other income and charges” offsetting part of the recognized loss on repurchase of debt.

The impact of the above noted settled interest rate swaps reduced “Net interest expense” in 2010 by $3.5 million (2009 – $5.5 million).

TREASURY RATE LOCKS

At December 31, 2010, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22.1 million (December 31, 2009 – $23.9 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in an increase in “Net interest expense” and “Other comprehensive income” of $1.8 million in 2010 (2009 – $3.5 million).

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

81	2010 ANNUAL REPORT

The Company’s compensation expense is subject to volatility due to the movement of CP’s share price and its impact on the value of certain management and director stock-based compensation programs. These programs include TSARs, DSUs, RSUs, and PSUs. As the share price appreciates, these instruments create increased compensation expense.

The Company entered into a TRS to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs and RSUs. The TRS is a derivative that provides price appreciation and dividends, in return for a charge by the counterparty. The swaps are intended to minimize volatility to “Compensation and benefits” expense by providing a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be fully offset by compensation expense reductions, which would reduce the effectiveness of the swap. Over time it is CP’s intention to reduce the size of the TRS program and in 2009 and 2010 CP unwound portions of the program.

“Compensation and benefits” expense on the Company’s Consolidated Statement of Income included a net gain on these swaps of $12.0 million in 2010 which was inclusive of both realized and unrealized gains (2009 – $18.6 million). During 2009, in order to improve the effectiveness of the TRS in mitigating the volatility of stock-based compensation programs, CP unwound a portion of the program for a total cost of $31.1 million. This cost had previously been recognized in “Compensation and benefits” expense. During 2010, the Company unwound and settled a further portion of the program for a total cost of $0.2 million. At December 31, 2010, the unrealized loss on the remaining TRS of $6.0 million (December 31, 2009 – $18.2 million) was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheet.

Fuel price management

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

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

At December 31, 2010, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase 14.2 million U.S. gallons during the period January 2011 to December 2011 at an average price of US$2.29 per U.S. gallon. This represents approximately 5% of estimated fuel purchases for this period. At December 31, 2010, the unrealized gain on these futures contracts was $4.1 million (December 31, 2009 – $2.5 million) and was reflected in “Other current assets” with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheet.

The impact of settled commodity swaps decreased “Fuel” expense in 2010 by $2.5 million as a result of realized gains on diesel swaps. The net impact of settled swaps increased “Fuel” expense in 2009 by $1.2 million due to a combination of realized losses of $0.8 million arising from settled commodity swaps and $0.4 million arising from settled FX forward contracts. Included in the $0.8 million realized losses on commodity swaps in 2009 were $0.2 million in realized gains from settled derivatives that were not designated as hedges.

2010 ANNUAL REPORT	82

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income for the years 2010, 2009 and 2008.

	Location of gain	Amount of gain (loss)			Amount of gain (loss)
	(loss) recognized	recognized in income on			recognized in other
	in income on	derivatives			comprehensive income on derivatives
(in millions of Canadian dollars)	derivatives	2010	2009	2008	2010	2009	2008
Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$–	$4.2	$15.8	$–	$(3.2)	$(18.2)
Diesel future contracts	Fuel expense	2.5	(5.2)	–	1.6	6.9	(4.4)
FX contracts on fuel	Fuel expense	–	(0.4)	(1.8)	–	0.1	3.5
FX forward contracts	Other income and charges	(0.5)	–	–	(1.1)	–	–
Interest rate swaps	Net interest expense	3.5	5.5	3.1	–	–	–
	Other income and charges	–	6.5	–	–	–	–
Treasury rate locks	Net interest expense	(1.8)	(3.5)	(3.3)	1.8	3.5	3.0
Ineffective portion
Fuel hedges	Fuel expense	–	–	(0.1)	–	–	–
Treasury rate locks	Net interest expense	–	–	(1.1)	–	–	–
Derivatives not designated as hedging instruments
Total return swaps	Compensation and benefits	12.0	18.6	(64.1)	–	–	–
Diesel future contracts	Fuel expense	–	–	(9.7)	–	–	–
Heating oil crack spreads	Fuel expense	–	0.2	–	–	–	–
FX forward contracts	Other income and charges	–	(23.0)	73.0	–	–	–
Treasury rate locks	Net interest expense	–	(0.7)	1.3	–	–	–

		$15.7	$2.2	$13.1	$2.3	$7.3	$(16.1)

As at December 31, 2010, the Company expected that, during the next twelve months, $4.1 million of unrealized holding gains on diesel future contracts to be realized and recognized in the Consolidated Statement of Income, reported in “Fuel” expense as a result of these derivatives being settled.

The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statement of Income and the Consolidated Statement of Comprehensive Income for the years ended 2010, 2009 and 2008.

	Location of	Ineffective portion			Effective portion recognized
	ineffective portion	recognized in income			in other comprehensive
	recognized in	gain (loss)			income gain (loss)
(in millions of Canadian dollars)	income	2010	2009	2008	2010	2009	2008
FX on LTD within net investment hedge	Other income and charges	$2.6	$(1.8)	$9.9	$141.6	$246.7	$(308.0)

2010 ANNUAL REPORT	83

22  Other long-term liabilities

(in millions of Canadian dollars)	2010	2009
Provision for environmental remediation, net of current portion(1)	$91.0	$106.5
Provision for restructuring, net of current portion(2) (Note 24)	45.6	57.5
Deferred gains on sale leaseback transactions	40.9	44.3
Deferred revenue on rights-of-way license agreements, net of current portion	36.2	40.6
Deferred income credits	30.1	38.0
Stock-based compensation liabilities, net of current portion	82.2	39.0
Asset retirement obligations (Note 23)	22.4	26.6
Other, net of current portion	119.6	127.4

Total other long-term liabilities	$468.0	$479.9

(1) As at December 31, 2010, the aggregate provision for environmental remediation, including the current portion was $107.4 million (2009 – $121.3 million).

(2) As at December 31, 2010, the aggregate provision for restructuring, including the current portion was $72.1 million (2009 – $77.0 million).

The deferred revenue on rights-of-way license agreements, and deferred gains on sale leaseback transactions are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

ENVIRONMENTAL REMEDIATION ACCRUALS

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2020.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on CP’s Consolidated Balance Sheet and to “Purchased services and other” within operating expenses on CP’s Consolidated Statement of Income. The amount charged to income in 2010 was $3.9 million (2009 – $2.7 million; 2008 – $4.0 million).

2010 ANNUAL REPORT	84

23  Asset retirement obligations

Asset retirement obligations (“ARO”) are recorded in “Other long-term liabilities”. These liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statement of Income.

(In millions of Canadian dollars)	2010	2009
Opening balance, January 1	$26.6	$31.9
Liabilities incurred	–	0.3
Accretion	1.7	1.8
Liabilities settled	(5.1)	(5.9)
Revision to estimated cash flows	(0.8)	(1.5)

Closing balance, December 31	$22.4	$26.6

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $40.6 million at December 31, 2010 (2009 – $46.0 million), which, when present valued, was $20.1 million at December 31, 2010 (2009 – $24.5 million). The payments are expected to be made in the 2011 – 2044 period.

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2010, was $18.0 million (2009 – $17.3 million), which, when present valued, was $2.0 million at December 31, 2010 (2009 – $1.8 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 34 years.

24  Restructuring accrual

At December 31, 2010, the provision for restructuring was $72.1 million (2009 – $77.0 million). The restructuring accrual is primarily for labour liabilities arising from historic initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2010	2009
Opening balance, January 1	$77.0	$98.6
Accrued	13.0	1.2
Payments	(20.3)	(27.0)
Amortization of discount(1)	3.6	7.4
Foreign exchange impact	(1.2)	(3.2)

Closing balance, December 31	$72.1	$77.0

(1) Amortization of discount is charged to income as “Compensation and benefits”.

2010 ANNUAL REPORT	85

25  Shareholders’ equity

AUTHORIZED AND ISSUED SHARE CAPITAL

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2010, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

(number of shares in millions)	2010	2009
Share capital, January 1	168.5	153.8
Shares issued	–	13.9
Shares issued under stock option plans	0.7	0.8

Share capital, December 31	169.2	168.5

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs and including deferred taxes are $495.2 million).

The change in the “Share capital” balances includes $2.1 million (2009 – $0.6 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $7.3 million (2009 – $8.0 million) of stock-based compensation transferred from “Additional paid-in capital”.

26  Pensions and other benefits

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

The Pension Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable capital market indices. In accordance with the investment policy, derivative instruments are used to replicate stock market index returns, to partially hedge foreign currency exposures and to reduce asset/liability interest rate mismatch risk. The investment policy allows the managers to invest in securities of the Company or its subsidiaries, subject to prescribed limits.

To develop the expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers the expected composition of the plans’ assets, past experience and future estimates of long-term investment returns. Future estimates of investment returns reflect the expected annual yield on applicable fixed income capital market indices, the long-term expected risk premium (relative to long-term government bond yields) for public equity, real estate and infrastructure securities and the expected added value (relative to applicable capital market indices) from active management of pension fund assets.

The Company has elected to use a market-related value of assets for the purpose of calculating net periodic benefit cost, developed from a five-year average of market values for the plans’ public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the plans’ fixed income, real estate and infrastructure securities.

The benefit obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments that has the same duration as the benefit obligation. The discount rate is determined by management with the aid of third-party actuaries.

86	2010 ANNUAL REPORT

The elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions of Canadian dollars)	2010	2009	2008	2010	2009	2008
Current service cost (benefits earned by employees in the year)	$86.0	$67.1	$97.4	$15.6	$14.3	$16.1
Interest cost on benefit obligation	464.0	482.2	445.2	27.8	29.1	27.0
Expected return on fund assets	(598.3)	(557.3)	(583.2)	(0.7)	(0.9)	(0.7)
Recognized net actuarial loss (gain)	71.5	7.4	47.8	1.9	34.8	(1.9)
Amortization of prior service costs	13.1	22.7	21.4	(1.5)	(1.5)	(1.5)
Settlement gain(1)	–	–	–	–	(8.0)	(4.8)

Net periodic benefit cost	$36.3	$22.1	$28.6	$43.1	$67.8	$34.2

(1) Settlement gains resulted from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009
Change in projected benefit obligation:
Benefit obligation at January 1	$8,032.8	$7,068.3	$484.1	$438.0
Current service cost	86.0	67.1	15.6	14.3
Interest cost	464.0	482.2	27.8	29.1
Employee contributions	53.9	48.4	0.3	0.3
Benefits paid	(468.7)	(457.5)	(34.7)	(39.5)
Foreign currency changes	(8.0)	(22.8)	(1.2)	(5.1)
Actuarial loss	823.8	847.1	2.3	57.5
Release due to settlement	–	–	–	(10.5)

Projected benefit obligation at December 31	$8,983.8	$8,032.8	$494.2	$484.1

Change in fund assets:
Fair value of fund assets at January 1	$7,013.8	$6,118.5	$11.5	$12.1
Actual return on fund assets	880.3	723.0	0.2	0.3
Employer contributions	837.2	595.2	33.7	38.3
Employee contributions	53.9	48.4	0.3	0.3
Benefits paid	(468.7)	(457.5)	(34.7)	(39.5)
Foreign currency changes	(6.1)	(13.8)	–	–

Fair value of fund assets at December 31	$8,310.4	$7,013.8	$11.0	$11.5

Funded status – plan deficit	$(673.4)	$(1,019.0)	$(483.2)	$(472.6)

87	2010 ANNUAL REPORT

Amounts recognized in the Company’s Consolidated Balance Sheet are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009
Accounts payable and accrued liabilities	$–	$–	$40.9	$37.7
Pension and other benefit liabilities	673.4	1,019.0	442.3	434.9

Total amount recognized	$673.4	$1,019.0	$483.2	$472.6

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2010 was $8,579.8 million (2009 – $7,621.9 million). The accumulated benefit obligation is calculated on a basis similar to the projected benefit obligation, except no future salary increases are assumed in the projection of future benefits.

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2010. During 2011, the Company expects to file a new valuation.

Amounts recognized in accumulated other comprehensive loss are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2010	2009	2010	2009
Net actuarial loss:
Other than deferred investment losses	$2,309.2	$1,548.8	$98.9	$98.1
Deferred investment losses	547.2	837.2	–	–
Prior service cost	17.3	30.4	(3.4)	(4.9)
Deferred income tax	(807.4)	(690.2)	(26.9)	(26.6)

Total	$2,066.3	$1,726.2	$68.6	$66.6

The unamortized actuarial loss and the unamortized prior service cost included in “Accumulated other comprehensive loss” that is expected to be recognized in net periodic benefit cost during 2011 are $142.5 million and $12.9 million, respectively, for pensions and $4.9 million and a recovery of $1.4 million, respectively, for other post-retirement benefits.

Actuarial assumptions used were approximately:

(percentages)	2010		2009		2008
Benefit obligation at December 31:
Discount rate	5.20		5.90		7.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.50	(2)	9.00	(2)
Benefit cost for year ended December 31:
Discount rate	5.90		7.00		5.60
Expected rate of return on fund assets	7.75		7.75		8.00
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.50	(2)	9.00	(2)	9.50	(2)

(1) The health care cost trend rate is assumed to be 8.0% in 2011, 2012, and 2013, and then decreasing by 0.5% per year to an ultimate rate of 5.0% per year in 2019 and after.

(2) The health care cost trend rate was previously projected to decrease by 0.5% per year to approximately 5.0% per year in 2017.

2010 ANNUAL REPORT	88

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

	One percentage	One percentage
(in millions of Canadian dollars) Favourable (unfavourable)	point increase	point decrease
Effect on the total of service and interest costs	(0.6)	0.6
Effect on post-retirement benefit obligation	(8.4)	8.2

PLAN ASSETS

Plan assets are recorded at fair value. The major asset categories are public equity securities, debt securities, and real estate and infrastructure funds. The fair values of the public equity and debt securities (other than Level 3 mortgages) are based on quoted market prices. The fair value of each Level 3 mortgage is based on the yield of a similar term Government of Canada bond plus a yield spread provided by a third party that reflects the mortgage’s credit quality. Real estate values are based on annual valuations performed by external parties, taking into account current market conditions and recent sales transactions where practical and appropriate. Infrastructure values are based on the fair value of each fund’s assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate.

The Company’s pension plan asset allocation, and the current weighted average policy range for each major asset class, were as follows:

		Percentage of plan assets at December 31
Asset allocation (percentage)	Current policy range	2010	2009
Public equity securities	45 – 51	47.7	45.9
Debt securities	37 – 43	41.8	42.3
Real estate and infrastructure	8 – 16	10.5	11.8

Total		100.0	100.0

The following is a summary of the assets of the Company’s defined benefit pension plans at fair values at December 31, 2010 and a comparative summary at December 31, 2009:

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs
(in millions of Canadian dollars)	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2010
Cash and cash equivalents	$34.8	$71.3	$–	$106.1
Government bonds	–	2,398.1	–	2,398.1
Corporate bonds	–	940.9	–	940.9
Mortgages	–	15.6	5.2	20.8
Public equities
• Canada	1,050.5	67.0	–	1,117.5
• U.S. and international	2,437.9	44.6	–	2,482.5
Real estate	–	–	619.6	619.6
Infrastructure	–	–	254.2	254.2
Derivative assets(1)	–	370.7	–	370.7

	$3,523.2	$3,908.2	$879.0	$8,310.4

2010 ANNUAL REPORT	89

	Quoted prices in	Significant other	Significant
	active markets for	observable	unobservable
	identical assets	inputs	inputs
(in millions of Canadian dollars)	(Level 1)	(Level 2)	(Level 3)	Total
December 31, 2009
Cash and cash equivalents	$16.2	$238.2	$–	$254.4
Government bonds	–	1,935.2	–	1,935.2
Corporate bonds	–	753.6	–	753.6
Mortgages	–	15.8	11.8	27.6
Public equities
• Canada	793.9	59.7	–	853.6
• U.S. and international	2,036.3	54.6	–	2,090.9
Real estate	–	–	576.3	576.3
Infrastructure	–	–	240.2	240.2
Derivative assets(1)	–	284.1	–	284.1
Derivative liabilities(1)	–	(2.1)	–	(2.1)

	$2,846.4	$3,339.1	$828.3	$7,013.8

(1)	The Company’s pension funds utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); and bond forwards to reduce asset/liability interest rate risk exposures (Level 2).

During 2010 the portion of the assets of the Company’s defined benefit pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Mortgages	Real Estate	Infrastructure	Total
As at January 1, 2009	$27.9	$596.4	$198.7	$823.0
Contributions	–	–	63.7	63.7
Disbursements	(16.1)	(5.0)	–	(21.1)
Decrease in net unrealized gains	–	(15.1)	(22.2)	(37.3)

As at December 31, 2009	$11.8	$576.3	$240.2	$828.3
Contributions	–	10.0	52.9	62.9
Disbursements	(7.2)	(17.0)	(44.2)	(68.4)
Net realized gain (loss)	–	26.3	(2.0)	24.3
Increase in net unrealized gains	0.6	24.0	7.3	31.9

As at December 31, 2010	$5.2	$619.6	$254.2	$879.0

The Company’s investment strategy is to achieve a long-term (five to ten-year period) real rate of return of 5.25%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5% yields an expected long-term nominal target of 7.75%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of returns on key asset classes with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying asset represented by financial derivatives, excluding currency forwards, is limited to 20% of the market value of the fund.

When investing in foreign securities, the plans are exposed to foreign currency risk. Most of the plans’ non-Canadian public equity and infrastructure foreign currency exposures are 50% hedged. Most of the plans’ debt securities and all of the plans’ real estate holdings are Canadian-dollar denominated. Net of the above hedging, the plans were 11% exposed to the U.S. dollar, 5% exposed to European currencies, and 5% exposed to various other currencies, as at December 31, 2010.

90	2010 ANNUAL REPORT

At December 31, 2010, fund assets consisted primarily of listed stocks and bonds, including 147,540 of the Company’s Common Shares (2009 – 82,800) at a market value of $9.5 million (2009 – $4.7 million), 6.91% Secured Equipment Notes issued by the Company at a par value of $3.5 million (2009 – $3.7 million) and a market value of $4.0 million (2009 – $4.0 million), and 6.25% Unsecured Notes issued by the Company at a par value of $2.0 million (2009 – $nil) and a market value of $2.3 million (2009 – $nil). At December 31, 2009, the fund assets also included 6.45% Unsecured Notes issued by the Company at a par value of $3.5 million and a market value of $3.5 million.

CASH FLOWS

In 2010, the Company contributed $840.6 million to its pension plans (2009 – $597.9 million; 2008 – $98.5 million), including $3.4 million to the defined contribution plan (2009 – $2.7 million; 2008 – $3.1 million), $828.9 million to the Canadian registered and U.S. qualified defined benefit pension plans (2009 – $587.3 million; 2008 – $86.9 million), and $8.3 million to the Canadian non-registered supplemental pension plans (2009 – $7.9 million; 2008 – $8.5 million). In 2010, the contributions to the Canadian registered defined benefit pension plan included a voluntary prepayment of $650 million. In 2009, the contributions to the Canadian registered defined benefit pension plan included a voluntary prepayment of $500 million and the contributions to the U.S. qualified defined benefit pension plans included a voluntary prepayment of $7.4 million. These prepayments were made in order to reduce the volatility of future pension funding requirements. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $33.7 million (2009 – $38.3 million; 2008 – $34.2 million) with respect to other benefits.

Total contributions for all of the Company’s defined benefit pension plans are expected to be in the range of $100 million to $125 million in 2011.

ESTIMATED FUTURE BENEFIT PAYMENTS

The estimated future pension and other post-retirement benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits
2011	$459.7	$38.9
2012	469.4	39.3
2013	486.7	39.7
2014	505.1	40.5
2015	525.0	41.4
2016 – 2020	2,912.6	215.4

The benefit payments from the Canadian registered and U.S. qualified defined benefit pension plans are payable from their respective pension funds. Benefit payments from the supplemental pension plans and from the other benefits plans are payable directly from the Company.

DEFINED CONTRIBUTION PLAN

Canadian non-unionized employees hired prior to July 1, 2010 had the option to participate in the DC plan. All Canadian non-unionized employees hired after such date must participate in the DC plan. The DC plan provides a pension based on total employee and employer contributions plus investment income earned on those contributions. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year. In 2010, the net cost of this plan, which generally equals the employer’s required contribution, was $3.4 million (2009 – $2.7 million; 2008 – $3.1 million).

CONTRIBUTIONS TO MULTI-EMPLOYER PLANS

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2010 in respect of post-retirement medical benefits were $5.0 million (2009 – $3.2 million, 2008 - $2.2 million).

27  Stock-based compensation

At December 31, 2010, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2010 of $71.2 million (2009 – expense of $67.7 million; 2008 – recovery of $30.6 million).

91	2010 ANNUAL REPORT

A.	STOCK OPTION PLANS

Regular options and TSARs

With the granting of regular options, employees may be simultaneously granted TSARs equivalent to the number of regular options granted (stock options granted prior to January 2009 were simultaneously granted TSARs equivalent to one-half the regular options granted). A TSAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the TSAR over the related option exercise price. The liability for TSARs is recognized and measured at its fair value. Regular options and TSARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a TSAR of equal intrinsic value.

Performance Options

Performance options, granted prior to 2007, vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated, and will expire five years after the grant date (“performance-accelerated options”). Beginning in 2007, performance options granted will only vest when certain performance targets are achieved and will not vest if the performance targets are not achieved within a specific time frame. These options will expire five years and three months after the grant date (“performance-contingent options”).

Summary of regular and performance options

The following table summarizes the Company’s fixed stock option plans (that do not have a TSAR attached to them) as of December 31:

			Nonvested options
	Options outstanding			Weighted
		Weighted		average
	Number of	average	Number of	grant date
	options	exercise price	options	fair value
Outstanding, January 1, 2010	4,094,296	$52.71	1,488,913	$17.34
New options granted	31,900	57.10	31,900	15.90
Exercised	(551,878)	48.41	NA	NA
Vested	NA	NA	(407,500)	14.97
Forfeited	(43,620)	57.71	(17,038)	17.61

Outstanding at December 31, 2010	3,530,698	$53.36	1,096,275	$18.18

Vested or expected to vest at December 31, 2010(1)	2,664,803	$48.75	NA	NA

Exercisable at December 31, 2010	2,434,423	$46.82	NA	NA

(1)	As at December 31, 2010, the weighted average remaining term of vested or expected to vest options was 4.4 years with an aggregate intrinsic value of $45.0 million.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2010 by range of exercise price and their related intrinsic aggregate value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2010 at the Company’s closing stock price of $64.62.

	Options outstanding				Options exercisable
		Weighted		Aggregate			Aggregate
		average	Weighted	intrinsic		Weighted	intrinsic
Range of	Number of	years to	average	value	Number of	average	value
exercise prices	options	expiration	exercise price	(millions)	options	exercise price	(millions)
$27.62 – $40.47	959,298	2.1	$31.17	$32.1	956,448	$31.15	$32.0
$42.05 – $62.56	1,697,450	4.1	56.53	13.7	1,275,750	54.67	12.7
$62.90 – $74.89	873,950	4.5	71.56	–	202,225	71.46	–

Total(1)	3,530,698	3.6	$53.36	$45.8	2,434,423	$46.82	$44.7

(1)	As at December 31, 2010, the total number of in-the-money stock options outstanding was 2,663,398 with a weighted-average exercise price of $47.41. The weighted-average years to expiration of exercisable stock options is 3.9 years.

2010 ANNUAL REPORT	92

Under the fair value method, the fair value of options at the grant date was approximately $0.5 million for options issued in 2010 (2009 – $nil; 2008 – $14.2 million). The weighted average fair value assumptions were approximately:

	2010	2009	2008
Expected option life (years)(1)	6.25	5.0	4.39
Risk-free interest rate(2)	2.78%	2.35%	3.53%
Expected stock price volatility(3)	30%	23%	23%
Expected annual dividends per share(4)	$1.08	$0.99	$0.99
Estimated forfeiture rate(5)	0.7%	2.3%	2.0%
Weighted average grant date fair value of options granted during the year	$15.90	$6.52	$15.07

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour was used to estimate the expected life of the option.

(2) Based on the implied yield available on zero-coupon government issues with an equivalent remaining term at the time of the grant.

(3) Based on the historical stock price volatility of the Company’s stock over a period commensurate with the expected term of the option.

(4)	Determined by the current annual dividend divided by the current stock price. The Company does not employ different dividend yields throughout the year.

(5)	The Company estimated forfeitures based on past experience. The rate is monitored on a periodic basis.

In 2010, the expense for stock options (regular and performance) was $1.7 million (2009 – expense recovery of $0.9 million; 2008 – expense of $3.2 million). At December 31, 2010, there was $0.5 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 1.2 years.

Currently, the Company is not subject to post vesting restrictions on its stock option plans prior to expiry.

At December 31, 2010, there were 1,048,531 (2009 – 1,831,361; 2008 – 2,334,861) Common Shares available for the granting of future options under the stock option plans, out of the 15,578,642 (2009 – 15,578,642; 2008 – 15,578,642) Common Shares currently authorized.

Summary of TSARs

The following table summarizes information related to the Company’s TSARs as of December 31:

			Nonvested TSARs
	TSARs outstanding			Weighted
		Weighted		average
	Number of	average	Number of	grant date
	TSARs	exercise price	TSARs	fair value
Outstanding, January 1, 2010	3,357,397	$45.92	1,375,587	$10.94
New TSARs granted	812,900	51.81	812,900	14.27
Exercised as TSARs	(7,720)	38.25	NA	NA
Exercised as Options	(145,317)	36.80	NA	NA
Vested	NA	NA	(407,500)	14.97
Forfeited	(18,350)	54.27	(14,012)	10.88

Outstanding at December 31, 2010	3,998,910	$47.43	1,766,975	$11.54

Vested or expected to vest at December 31, 2010(1)	3,990,461	$47.42	NA	NA

Exercisable at December 31, 2010	2,231,935	$47.31	NA	NA

(1) As at December 31, 2010, the weighted average remaining term of vested or expected to vest TSARs was 6.1 years with an aggregate intrinsic value of $71.4 million.

The following table provides the number of TSARs outstanding and exercisable as at December 31, 2010 by range of exercise price and their related intrinsic value, and for TSARs outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic

93	2010 ANNUAL REPORT

value for in-the-money TSARs, which represents the amount that would have been received by TSAR holders had they exercised their TSAR on December 31, 2010 at the Company’s closing stock price of $64.62.

	TSARs outstanding				TSARs exercisable
		Weighted	Weighted	Aggregate		Weighted	Aggregate
		average	average	intrinsic		average	intrinsic
	Number	years to	exercise	value	Number of	exercise	value
Range of exercise prices	of TSARs	expiration	price	(millions)	TSARs	price	(millions)
$27.62 – $40.47	1,574,635	5.0	$33.63	$48.8	837,785	$31.29	$27.9
$42.05 – $62.56	2,025,725	6.8	53.41	22.7	1,191,925	54.46	12.1
$62.90 – $74.89	398,550	7.0	71.50	–	202,225	71.46	–

Total(1)	3,998,910	6.1	$47.43	$71.5	2,231,935	$47.31	$40.0

(1) As at December 31, 2010, the total number of in-the-money TSARs outstanding was 3,602,610 with a weighted-average exercise price of $44.77. The weighted-average years to expiration of exercisable TSARs is 4.2 years.

Under the fair value method, the fair value of TSARs at the grant date was $11.6 million for TSARs issued in 2010 (2009 – $5.7 million; 2008 – $7.0 million). The weighted average fair value of TSARs granted during the year was $14.27 (2009 – $7.39; 2008 – $16.09). The weighted average fair value assumptions used are similar to those disclosed above for Options, with the exception of the expected annual dividends per share, which was $0.99 at the time the TSARs were granted.

In 2010, the expense for TSARs was $32.3 million (2009 – expense of $43.3 million; 2008 – recovery of $38.0 million). At December 31, 2010 there was $11.4 million of total unrecognized compensation related to TSARs which is expected to be recognized over a weighted-average period of approximately 1.3 years.

As a result of changes in Canadian tax law, subsequent to 2010, the Company has initiated a plan to cancel the majority of the TSAR component of tandem stock option awards.

Summary of stock option plans

The following table refers to the total fair value of shares vested for all stock option plans (including TSARs) during the years ended December 31:

(in millions of Canadian dollars)	2010	2009	2008
Regular stock option plan	$6.1	$5.9	$5.4
Performance stock option plan	–	–	2.8
TSARs	6.1	5.9	5.4

Total	$12.2	$11.8	$13.6

The following table provides information related to all options exercised in the stock option plans during the years ended December 31:

(in millions of Canadian dollars)	2010	2009	2008
Total intrinsic value	$10.1	$8.4	$19.4
Cash received by the Company upon exercise of options	32.4	24.2	19.6
Related tax benefits	0.4	0.1	0.1

B. OTHER SHARE-BASED PLANS

Performance share unit (“PSU”) plan

During 2010, the Company issued 328,020 PSUs. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

2010 ANNUAL REPORT	94

The following table summarizes information related to the Company’s PSUs as at December 31:

	PSUs outstanding
		Weighted
		average
	Number of	grant date
	PSUs	fair value
Outstanding, January 1, 2010	422,534	$38.72
Granted	328,020	46.86
Units, in lieu of dividends	10,707	59.57
Vested	NA	NA
Forfeited	(24,816)	77.71
Cancelled	(35,977)	39.83

Outstanding at December 31, 2010	700,468	$41.41

Exercisable at December 31, 2010	–	–

Under the fair value method, the fair value of PSUs at the grant date was $15.4 million for PSUs issued in 2010 (2009 – $14.7 million; 2008 – $nil).

In 2010, the expense for PSUs was $28.9 million (2009 – expense of $10.0 million; 2008 – expense recovery of $0.7 million). At December 31, 2010, there was $24.5 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 1.7 years.

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

The following table summarizes information related to the DSUs as of December 31:

	2010	2009
Outstanding, January 1	345,843	292,982
Granted	37,802	55,273
Transferred from RSUs	18,756	–
Units, in lieu of dividends	6,226	7,093
Redeemed	(20,281)	(9,505)

Outstanding, December 31	388,346	345,843

In 2010, the expense for DSUs was $6.3 million (2009 – expense of $7.5 million; 2008 – recovery of $5.4 million). At December 31, 2010, there was $0.6 million of total unrecognized compensation related to DSUs which is expected to be recognized over a weighted-average period of approximately 1.2 years.

95	2010 ANNUAL REPORT

Restricted share unit plan

The Company issued 151 RSUs in 2010 (2009 – 405, 2008 – 276). The RSUs are subject to time vesting. An expense to income for RSUs is recognized over the vesting period. In 2010, the expense for RSUs was $0.2 million (2009 – $0.5 million; 2008 – $0.2 million).

All outstanding RSUs vested on May 31, 2010 and were converted to DSUs.

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2010	2009	2008
Plan
TSARs	$0.2	$2.6	$1.6
DSUs	1.8	0.3	2.4

Total	$2.0	$2.9	$4.0

C.	EMPLOYEE SHARE PURCHASE PLAN

The Company has an employee share purchase plan whereby both employee and Company contributions are used to purchase shares on the open market for employees. The Company’s contributions are expensed over the one-year vesting period. Under the plan, the Company matches $1 for every $3 contributed by employees up to a maximum employee contribution of 6% of annual salary. On April 1, 2009, the Company suspended its match to employee ESPP contributions. The match to non-union employee contributions was reinstated effective January 1, 2010.

At December 31, 2010, there were 13,525 participants (2009 – 13,261; 2008 – 12,923) in the plan. The total number of shares purchased in 2010 on behalf of participants, including the Company contribution, was 618,272 (2009 – 883,737; 2008 – 969,921). In 2010, the Company’s contributions totalled $3.2 million (2009 – $3.3 million; 2008 – $11.6 million) and the related expense was $1.5 million (2009 – $7.0 million; 2008 – $9.8 million).

28  Variable interest entities

The Company leases equipment from certain trusts, which have been determined to be variable interest entities financed by a combination of debt and equity provided by unrelated third parties. The lease agreements, which are classified as operating leases, have a fixed price purchase option which create the Company’s variable interest and result in the trusts being considered variable interest entities. These fixed price purchase options are set at the estimated fair market value as determined at the inception of the lease and could provide the Company with potential gains. These options are considered variable interests, however, they are not expected to provide a significant benefit to the Company.

Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2010, lease payments after tax were $9.8 million. Future minimum lease payments, before tax, of $234.2 million will be payable over the next 20 years (Note 29).

The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly affect the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheet in relation to the variable interest entities.

29  Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2010, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2010, the Company had committed to total future capital expenditures amounting to $236.9 million and operating expenditures amounting to $1,541.1 million for the years 2011-2028.

2010 ANNUAL REPORT	96

CP has in place a revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $358 million was committed for letters of credit and $587 million was available on December 31, 2010. This facility is arranged with a core group of 15 highly rated international financial institutions and incorporates pre-agreed pricing. Arrangements with 14 of the 15 financial institutions extend through November 2012, with one institution extending through November 2011. In addition, CP also has available from a financial institution a credit facility of $118 million, of which $118 million of this facility was available on December 31, 2010. This facility is available through the end of 2011. Both facilities are available on next day terms and are subject to a minimum debt to total capitalization ratio. There were no draw downs in 2010, however the weighted average interest rate of these facilities for 2009 was 1.91%. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, we will be further required to maintain a minimum fixed charge coverage ratio. At December 31, 2010, the Company satisfied the thresholds stipulated in both financial covenants.

Minimum payments under operating leases were estimated at $782.0 million in aggregate, with annual payments in each of the five years following 2010 of (in millions): 2011 – $133.3; 2012 – $121.5; 2013 – $104.9; 2014 – $77.4; 2015 – $68.2.

Expenses for operating leases for the year ended December 31, 2010 was $169.1 million (2009 – $196.2 million, 2008 – $180.8 million).

The DM&E was purchased for $1.5 billion resulting in goodwill of $146.6 million (US$147.4 million) (Note 17) as at December 31, 2010. Future contingent payments of up to approximately US$1.1 billion consisting of US$390 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$740 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price. Certain intangible assets acquired are subject to amortization.

30  Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $162.5 million at December 31, 2010;

☐	guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2010, these accruals amounted to $5.4 million (2009 – $9.3 million), recorded in “Accounts payable and accrued liabilities”.

INDEMNIFICATIONS

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2010, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

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

31  Segmented information

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

97	2010 ANNUAL REPORT

In 2010 and 2009, no one customer comprised more than 10% of total revenues and accounts receivable. For the year ended as at December 31, 2008, one customer comprised 11.0% of total revenues and 1.7% of total trade accounts receivable, respectively.

GEOGRAPHIC INFORMATION

(in millions of Canadian dollars)	Canada	United States	Total
2010
Revenues	$3,635.5	$1,346.0	$4,981.5
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,458.2	$4,012.8	$12,471.0

2009 (Restated Note 2)
Revenues	$3,166.2	$1,236.0	$4,402.2
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,363.5	$4,134.2	$12,497.7

2008
Revenues	$3,921.5	$1,127.0	$5,048.5

CP’s principal subsidiaries present unconsolidated financial statements in accordance with generally accepted accounting practices for railways as prescribed in the regulations of the Canadian Transportation Agency and the Surface Transportation Board in the United States. As part of the Company’s consolidation process, CP’s subsidiaries’ unconsolidated accounts have been adjusted from these regulatory accounting bases to U.S. GAAP.

The condensed income statement and balance sheet information, which follows, includes the Canadian operations prepared in accordance with the Uniform Classification of Accounts issued by the Canadian Transportation Agency. The changes required to consolidate the Company’s operations are identified as consolidating entries.

CONSOLIDATING INFORMATION – 2010

			Other	Consolidating
(in millions of Canadian dollars)	Canada	United States	countries	entries	Total
Revenues	$3,635.5	$1,346.0	$–	$–	$4,981.5
Operating expenses	2,921.9	1,027.9	–	(84.4)	3,865.4

Revenues less operating expenses	713.6	318.1	–	84.4	1,116.1
Net interest expense and other income and charges	226.6	81.8	(57.8)	(5.3)	245.3

Income before taxes	487.0	236.3	57.8	89.7	870.8
Income tax expense	104.8	97.1	1.5	16.7	220.1

Net income	$382.2	$139.2	$56.3	$73.0	$650.7

Current assets	$757.8	$508.4	$21.6	$(84.0)	$1,203.8
Net properties	6,334.3	3,744.5	–	1,918.0	11,996.8
Other long-term assets	1,460.2	268.6	1,291.6	(2,545.1)	475.3

Total assets	$8,552.3	$4,521.5	$1,313.2	$(711.1)	$13,675.9

Current liabilities	$1,105.0	$272.0	$1.2	$(88.7)	$1,289.5
Long-term liabilities	5,031.7	3,629.9	–	(1,099.9)	7,561.7
Shareholders’ equity	2,415.6	619.6	1,312.0	477.5	4,824.7

Total liabilities and shareholders’ equity	$8,552.3	$4,521.5	$1,313.2	$(711.1)	$13,675.9

98	2010 ANNUAL REPORT

32  Reconciliation of Canadian GAAP and U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with U.S. GAAP. The material differences between U.S. GAAP and Canadian generally accepted accounting principles (“Canadian GAAP”) as they relate to the Company are explained and quantified below, along with their effect on the Company’s Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows.

(a) ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING:

The measurement and recognition rules for derivative instruments and hedging under Canadian GAAP are largely harmonized with U.S. GAAP. However, under Canadian GAAP, only the ineffective portion of a net investment hedge that represents an over hedge is recognized in income, whereas under U.S. GAAP, any ineffective portion is recognized in income immediately.

(b) PENSIONS AND POST-RETIREMENT BENEFITS:

The Company is required to recognize the over or under funded status of defined benefit pension and other post-retirement benefit plans on the balance sheet under U.S. GAAP. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation, being the projected benefit obligation for pension plans and the accumulated benefit obligation for other post-retirement benefit plans. In addition, any previously unrecognized actuarial gains and losses and prior service costs and credits that arise during the period will be recognized as a component of “Other comprehensive loss”, net of tax. Under Canadian GAAP the over or under funded status of defined benefit pension and post-retirement benefit plans is not recognized in the balance sheet. Canadian GAAP recognizes an asset for contributions made in excess of amounts recognized as expense in the Consolidated Statement of Income and a liability when contributions are less than amounts recognized as expense.

Prior service costs are amortized under Canadian GAAP and U.S. GAAP. However, the period over which costs related to events before 2000 are amortized differs between Canadian GAAP and U.S. GAAP.

(c) POST-EMPLOYMENT BENEFITS:

Post-employment benefits are covered by the CICA Section 3461 “Employee Future Benefits”. Consistent with accounting for post-retirement benefits, the policy permits amortization of actuarial gains and losses if they fall outside of the corridor. Under U.S. GAAP, such gains and losses on post-employment benefits that do not vest or accumulate are included immediately in income.

(d) TERMINATION AND SEVERANCE BENEFITS:

Termination and severance benefits are covered by the CICA Section 3461 “Employee Future Benefits” and the CICA Emerging Issues Committee Abstract 134 “Accounting for Severance and Termination Benefits” (“EIC 134”). Upon transition to the CICA Section 3461 effective January 1, 2000, a net transitional asset was created and was being amortized to income. During the first quarter of 2009 this transitional asset was fully amortized. Under U.S. GAAP, the expected benefits were not accrued and are expensed when paid.

(e) STOCK-BASED COMPENSATION:

U.S. GAAP requires the use of an option-pricing model to fair value, at the grant date, share-based awards issued to employees, including stock options, TSARs, PSUs, RSUs, and DSUs. TSARs, PSUs, RSUs, and DSUs are subsequently re-measured at fair value each reporting period. Under Canadian GAAP, liability awards that are settled, such as TSARs, PSUs, RSUs and DSUs, are accounted for using the intrinsic method. U.S. GAAP also requires that CP accounts for forfeitures on an estimated basis. Under Canadian GAAP, CP has elected to account for forfeitures on an actual basis as they occur.

(f) INTERNAL USE SOFTWARE:

Under U.S. GAAP certain costs, including preliminary project phase costs, are expensed as incurred. These costs are capitalized and depreciated under Canadian GAAP.

(g) CAPITALIZATION OF INTEREST:

U.S. GAAP requires interest costs to be capitalized for all qualifying capital programs. Under Canadian GAAP capitalization of interest is a policy choice and the Company expenses interest related to capital projects undertaken during the year unless specific debt is attributed to a capital program. Differences in GAAP result in additional capitalization of interest under U.S. GAAP and subsequent related depreciation.

(h) JOINT VENTURE:

The CICA Section 3055 “Interest in Joint Ventures” requires the proportionate consolidation method to be applied to the recognition of interests in joint ventures in consolidated financial statements. Until April 1, 2009, the Company accounted for its joint-venture interest in the DRTP under Canadian GAAP using the proportionate consolidation method. During the second quarter of 2009, the Company completed a sale of a portion of its investment in the DRTP to its existing partner, reducing the Company’s ownership from 50% to 16.5%. Effective April 1, 2009, the Company discontinued proportionate consolidation and accounts for its remaining investment in the DRTP under the equity method of

99	2010 ANNUAL REPORT

accounting. U.S. GAAP requires the equity method of accounting to be applied to interests in joint ventures. This had no effect on net income as it represents a classification difference within the Consolidated Statement of Income and Consolidated Balance Sheet for periods prior to April 1, 2009.

(i) LONG-TERM DEBT:

Under Canadian GAAP, offsetting amounts with the same party and with a legal right to offset are netted against each other. U.S. GAAP does not allow netting of assets and liabilities among three parties. In 2003, the Company and one of its subsidiaries entered into contracts with a financial institution resulting in a receivable amount and long-term debt payable. In the second quarter of 2010, these contracts were unwound eliminating this difference.

As well, transaction costs have been added to the fair value of the “Long-term debt” under Canadian GAAP whereas under U.S. GAAP such costs are recorded separately within “Other assets”.

(j) CAPITAL LEASES:

Under U.S. GAAP, certain leases, which are recorded as capital leases under Canadian GAAP, do not meet the criteria for capital leases and are recorded as operating leases. These relate to equipment leases, previously recorded as operating leases under Canadian and U.S. GAAP, which were renewed within the last 25 percent of the equipment’s useful life.

(k) INVESTMENT TAX CREDITS AND TAX CREDIT CARRYFORWARDS:

Under U.S. GAAP, CP has credited investment tax credits against income tax expense whereas under Canadian GAAP these tax credits are offset against the related operating expense. There is no impact to net income as a result of this GAAP difference. In addition, U.S. GAAP includes tax credit carryforwards within “Deferred income taxes” on the Consolidated Balance Sheet while these are included in “Other assets” under Canadian GAAP.

(l) GAIN ON SALE OF SIGNIFICANT PROPERTIES:

Under U.S. GAAP these gains are credited against operating expenses while Canadian GAAP permits recognition of these gains after operating income.

(m) CASH FLOWS:

There are no material differences between cash flows under U.S. GAAP and Canadian GAAP.

2010 ANNUAL REPORT	100

CONSOLIDATED STATEMENT OF INCOME RECONCILIATION

Consolidated net income is reconciled from U.S. GAAP to Canadian GAAP in the following manner:

		2009	2008
(in millions of Canadian dollars, except per share data)	2010	Restated (Note 2)	Restated (Note 2)
Net income – U.S. GAAP	$650.7	$550.0	$627.8
Increased (decreased) by:
Pension costs (b)	(11.4)	17.0	(13.3)
Post-retirement benefits costs (b)	(10.0)	(9.8)	(9.6)
Post-employment benefits costs (c)	(4.9)	30.3	(11.0)
Termination and severance benefits (d)	–	1.5	8.7
Internal use software – additions (f)	16.8	3.8	18.1
Internal use software – depreciation (f)	(8.6)	(7.4)	(9.2)
Stock-based compensation (e)	2.5	14.7	(6.9)
Gain (loss) on ineffective portion of hedges (a)	1.9	2.2	(10.5)
Capitalized interest – additions (g)	(4.9)	(4.9)	(21.0)
Capitalized interest – depreciation (g)	6.4	12.3	5.3
Capital lease – equipment rents (j)	1.3	1.3	1.3
Capital lease – depreciation (j)	(0.9)	(0.9)	(0.9)
Capital lease – interest (j)	(0.5)	(0.6)	(0.5)
Future/deferred income tax expense related to above differences	4.4	(2.5)	21.1

Net income – Canadian GAAP	$642.8	$607.0	$599.4

		2009	2008
	2010	Restated (Note 2)	Restated (Note 2)
Earnings per share – Canadian GAAP
Basic earnings per share	$3.81	$3.65	$3.90
Diluted earnings per share	$3.80	$3.64	$3.86

2010 ANNUAL REPORT	101

CONSOLIDATED BALANCE SHEET RECONCILIATION

The Consolidated Balance Sheet is reconciled from U.S. GAAP to Canadian GAAP:

(in millions of Canadian dollars)	2010	2009
Assets
Current assets
Accounts receivable, net
Receivable from bank (i)	$–	$(214.1)
Long-term assets
Net properties
Capitalized interest (g)	(166.6)	(168.3)
Internal use software (f)	68.0	59.9
Stock-based compensation (e)	(1.1)	–
Capital leases (j)	7.8	8.7
Prepaid pension costs and other assets
Pension (b)	2,432.6	1,644.4
Transaction costs on long-term debt (i)	(46.9)	(43.6)
Investment tax credits and tax credit carryforwards (k)	28.2	–
Internal use software (f)	0.6	0.6

Total assets	$2,322.6	$1,287.6

102	2010 ANNUAL REPORT

CONSOLIDATED BALANCE SHEET RECONCILIATION (CONTINUED)

(in millions of Canadian dollars)	2010	2009
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities
Stock-based compensation (e)	$(12.2)	$(9.8)
Long-term debt maturing within one year
Capital leases (j)	0.9	0.9
Bank loan (i)	–	(214.1)
Long-term liabilities
Other long-term liabilities
Post-employment benefit liability (c)	(19.6)	(24.6)
Under funded status of defined benefit pension and other post-retirement plans (b)	(764.8)	(1,116.8)
Stock-based compensation (e)	(3.6)	(2.2)
Long-term debt
Capital leases (j)	7.3	8.1
Transaction costs on long-term debt (i)	(46.9)	(43.6)
Future/deferred income taxes	843.7	704.5

Total liabilities	4.8	(697.6)
Shareholders’ equity
Share capital
Stock-based compensation (e)	(26.1)	(24.7)
Contributed surplus/additional paid in capital
Stock-based compensation (e)	4.3	2.7
Retained income / earnings	203.4	211.4
Accumulated other comprehensive income
Funding status of defined benefit pension and other post-retirement plans (b)	2,134.9	1,792.8
Unrealized foreign exchange loss on designated net investment hedge (a)	1.3	3.0

Total liabilities and shareholders’ equity	$2,322.6	$1,287.6

2010 ANNUAL REPORT	103

CANADIAN GAAP CONSOLIDATED STATEMENT OF INCOME

	Year ended	Year ended
	December 31	December 31
	2009	2008
	Restated	Restated
	(Note 2)	(Note 2)
Revenues
Freight	$4,175.2	$4,814.8
Other	128.0	116.8

	4,303.2	4,931.6

Operating expenses
Compensation and benefits	1,278.0	1,308.8
Fuel	580.3	1,005.9
Materials	216.9	254.0
Equipment rents	184.8	182.2
Depreciation and amortization	474.9	433.6
Purchased services and other	674.8	716.4

	3,409.7	3,900.9

Revenues less operating expenses	893.5	1,030.7
Gain on sale of partnership interest	81.2	–
Gain on sales of significant properties	79.1	–
Equity income in Dakota, Minnesota & Eastern Railroad Corporation	–	50.9
Less:
Loss on termination of lease with shortline railway	54.5	–
Other income and charges	18.9	88.4
Net interest expense	273.1	261.1

Income before income tax expense	707.3	732.1
Income tax expense	100.3	132.7

Net income	$607.0	$599.4

Earnings per share
Basic earnings per share	$3.65	$3.90
Diluted earnings per share	$3.64	$3.86

104	2010 ANNUAL REPORT

CANADIAN GAAP CONSOLIDATED BALANCE SHEET

As at
December 31
2009
Restated
(Note 2)
Assets
Current assets
Cash and cash equivalents	$679.1
Accounts receivable, net	441.0
Materials and supplies	132.7
Future income taxes	128.1
Other current assets	46.5

1,427.4
Investments	156.7
Net properties	11,878.8
Goodwill and intangible assets	202.3
Prepaid pension costs and other assets	1,777.2

Total assets	$15,442.4

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$990.9
Long-term debt maturing within one year	392.1

1,383.0
Other long-term liabilities	790.2
Long-term debt	4,102.7
Future income taxes	2,523.2

Total liabilities	8,799.1
Shareholders’ equity
Share capital	1,746.4
Contributed surplus	33.5
Accumulated other comprehensive income	51.1
Retained income	4,812.3

6,643.3

Total liabilities and shareholders’ equity	$15,442.4

Commitments and contingencies (Note 29).

2010 ANNUAL REPORT	105

CANADIAN GAAP CONSOLIDATED STATEMENT OF CASH FLOWS

	Year ended	Year ended
	December 31	December 31
	2009	2008
	Restated	Restated
	(Note 2)	(Note 2)
Operating activities
Net income	$607.0	$599.4
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	474.9	433.6
Future income taxes	152.0	153.1
Gain on sale of partnership interest	(81.2)	–
Gain on sales of significant properties	(79.1)	–
Pension funding in excess of expense	(589.0)	(53.2)
Other operating activities, net	(56.4)	(0.9)
Change in non-cash working capital balances related to operations	102.7	(132.2)

Cash provided by operating activities	530.9	999.8

Investing activities
Additions to properties	(701.8)	(813.0)
Additions to assets held for sale and other	–	(222.5)
Proceeds from sale of properties and other assets	256.3	257.6
Other, net	7.4	1.1

Cash used in investing activities	(438.1)	(776.8)

Financing activities
Dividends paid	(162.9)	(148.7)
Issuance of CP Common Shares	513.5	19.7
Issuance of long-term debt	872.7	1,068.7
Repayment of long-term debt	(618.6)	(1,340.7)
Net decrease in short-term borrowing	(150.1)	(79.6)
Other financing activities	34.1	(30.9)

Cash provided by (used in) financing activities	488.7	(511.5)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	(20.0)	28.0

Cash position
Increase (decrease) in cash and cash equivalents	561.5	(260.5)
Cash and cash equivalents at beginning of year	117.6	378.1

Cash and cash equivalents at end of year	$679.1	$117.6

Supplemental disclosures of cash flow information:
Income taxes (refunded) paid	$(38.9)	$59.0

Interest paid	$289.3	$269.1

106	2010 ANNUAL REPORT

Capital disclosures

The Company’s objectives when managing its capital are:

☐	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

☐	to manage capital in a manner which balances the interests of equity and debt holders;

☐	to manage capital in a manner that will maintain compliance with its financial covenants;

☐	to manage its long-term financing structure to maintain its investment grade rating; and

☐	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.

The Company defines its capital as follows:

☐	shareholders’ equity;

☐	long-term debt, including the current portion thereof; and

☐	short-term borrowing.

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

The Company monitors capital using a number of key financial metrics, including:

☐	debt to total capitalization; and

☐	interest coverage ratio.

The calculations for the aforementioned key financial metrics are as follows:

Debt to total capitalization

Debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing. This sum is divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio

Interest coverage ratio is measured, on a twelve month rolling basis, as adjusted EBIT divided by net interest expense. Adjusted EBIT excludes changes in the estimated fair value of the Company’s investment in long-term floating rate notes, the gains on sales of partnership interest and significant properties and the loss on termination of a lease with a shortline railway as these are not in the normal course of business and foreign exchange gains and losses on long-term debt, which can be volatile and short term. The interest coverage ratio and adjusted EBIT are non-GAAP measures and do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

2010 ANNUAL REPORT	107

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

			December 31,
			2009
		December 31,	Restated
(in millions of Canadian dollars, U.S. GAAP)	Guidelines	2010	(See Note 2)
Long-term debt		$4,033.2	$4,138.2
Long-term debt maturing within one year		281.7	605.3

Total debt		$4,314.9	$4,743.5

Shareholders’ equity		$4,824.7	$4,658.1
Total debt		4,314.9	4,743.5

Total debt plus equity		$9,139.6	$9,401.6

Operating income for the twelve months ended December 31		$1,116.1	$830.1
Gain on sale of significant properties		–	(79.1)
Loss on termination of lease with shortline railway		–	54.5
Other income and charges		12.0	(12.4)
Gain in long-term floating rate notes		(3.4)	(6.3)
Foreign exchange gain on long-term debt		(2.3)	(3.6)

Adjusted EBIT(1)(2) for the twelve months ended December 31		$1,122.4	$783.2

Total debt		$4,314.9	$4,743.5
Total debt plus equity		$9,139.6	$9,401.6

Total debt to total capitalization	No more than 50.0%	47.2%	50.5%

Adjusted EBIT(1)(2)		$1,122.4	$783.2
Net interest expense(2)		$257.3	$267.6

Interest coverage ratio(1)(2)	No less than 4.0	4.4	2.9

(1) These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The amount is calculated on a twelve month rolling basis.

The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their management targets are monitored on a quarterly basis. The interest coverage ratio has improved during the twelve-month period ended December 31, 2010 due to an increase in year-over-year adjusted earnings and a reduction in year-over-year interest expense.

The Company is subject to a financial covenant of funded debt to total capitalization in the revolver loan agreement. Performance to this financial covenant is well within permitted limits.

108	2010 ANNUAL REPORT

FIVE-YEAR SUMMARY

					Canadian
	U.S. GAAP				GAAP
(in millions)	2010	2009(1)	2008(1)(3)	2007(1)(2)	2006(1)
Income Statement
Revenues
Freight
Grain	$1,135.7	$1,137.1	$977.2	$944.0	$904.6
Coal	490.8	443.8	611.4	576.5	592.0
Sulphur and fertilizers	474.8	309.3	511.9	504.6	439.3
Forest products	184.9	176.1	241.1	277.5	316.4
Industrial and consumer products	902.8	786.1	772.0	631.4	603.8
Automotive	316.4	229.3	325.6	320.8	314.4
Intermodal	1,347.9	1,198.1	1,482.3	1,368.3	1,256.8

	4,853.3	4,279.8	4,921.5	4,623.1	4,427.3
Other revenues	128.2	122.4	127.0	131.0	155.9

Total revenues	4,981.5	4,402.2	5,048.5	4,754.1	4,583.2
Adjusted operating expenses(4)(7)
Compensation and benefits	1,431.0	1,306.6	1,289.8	1,266.0	1,350.3
Fuel	728.1	580.3	1,005.9	746.9	650.6
Materials	214.2	217.6	257.8	256.0	256.0
Equipment rents	206.0	226.0	218.5	234.8	181.2
Depreciation and amortization	489.6	483.2	428.2	413.5	411.0
Purchased services and other	796.5	783.0	809.3	676.7	651.6

Total adjusted operating expenses(4)(7)	3,865.4	3,596.7	4,009.5	3,593.9	3,500.7

Adjusted operating income(4)(7)	1,116.1	805.5	1,039.0	1,160.2	1,082.5
Equity income (net of income tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	–	–	50.9	11.2	–
Less:
Other income and charges, before foreign exchange gains and losses on long-term debt and other specified items(5)(6)(7)	(6.3)	22.3	17.1	20.9	27.8
Net interest expense	257.3	267.6	239.6	190.0	194.5
Income tax expense, before income tax on foreign exchange gains and losses on long-term debt and other specified items (5)(6)(7)	210.9	97.3	202.0	262.8	266.5

Income, before foreign exchange gains and losses on long-term debt and other specified items(5)(6)(7)	654.2	418.3	631.2	697.7	593.7

Foreign exchange gain (loss) on long-term debt (net of income tax)(6)	(5.9)	(27.7)	31.4	125.2	(7.2)
Other specified items (net of income tax)(5)(7)	2.4	159.4	(34.8)	84.7	166.2

Net income	$650.7	$550.0	$627.8	$907.6	$752.7

(1)	Certain comparative period figures have been restated for the accounting policy change related to rail grinding costs.

(2)	The 2007 figures include equity income for DM&E from October 4, 2007 to December 31, 2007.

(3)	The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a consolidated basis after that date.

(4)	Before other specified items as follows: For 2009, a $54.5 million loss on termination of lease with shortline railway and a gain of $79.1 million on sales of significant properties.

2010 ANNUAL REPORT	109

(5)	Before other specified items as follows: For 2010, a $3.4 million gain in fair value of long-term floating rate notes ($2.4 million after tax); for 2009, a $54.5 million loss on termination of lease with shortline railway ($37.6 million after tax), a gain of $160.3 million on sales of partnership interest and significant properties ($136.8 million after tax), a $6.3 million gain in fair value of long-term floating rate notes ($4.5 million after tax), and income tax benefits of $55.7 million due to Provincial income tax rate reductions and a settlement related to a prior year; for 2008, a $49.4 million loss in fair value of Canadian third party asset-backed commercial paper ($34.8 million after tax); for 2007, a $99.7 million income tax benefit was recorded due to Federal income tax rate reductions which was offset by a $21.5 million loss in fair value of Canadian third party asset-backed commercial paper ($15.0 million after tax); for 2006, a $166.2 million income tax benefit was recorded due to Federal and Provincial income tax rate reductions.

(6)	Before foreign exchange gain (loss) on long-term debt as follows: For 2010, a $2.3 million ($5.9 million loss after tax) foreign exchange gain on long-term debt; for 2009, a $3.6 million ($27.7 million loss after tax) foreign exchange gain on long-term debt; for 2008, a $5.8 million ($31.4 million gain after tax) foreign exchange loss on long-term debt; for 2007, a $169.4 million ($125.2 million after tax) foreign exchange gain on long-term debt; for 2006, a $0.1 million ($7.2 million loss after tax) foreign exchange loss on long-term debt.

(7)	These are earnings measures that are not in accordance with GAAP and may not be comparable to similar measures of other companies. CP’s results, before foreign exchange gains and losses on long-term debt and other specified items as defined in this summary, are presented to provide the reader with information that is readily comparable to prior years’ results. By excluding foreign exchange gains and losses on long-term debt, the impact of volatile short-term exchange rate fluctuations, which can only be realized when long-term debt matures or is settled, is largely eliminated. By also excluding other specified items, the results better reflect ongoing operations at CP.

2010 ANNUAL REPORT	110

SHAREHOLDER INFORMATION

COMMON SHARE MARKET PRICES

	2010		2009
Toronto Stock Exchange (Canadian dollars)	High	Low	High	Low
First Quarter	57.54	49.58	46.09		32.36
Second Quarter	62.90	53.57	48.41		36.80
Third Quarter	65.82	55.65	55.96		38.35
Fourth Quarter	67.50	61.60	58.17		45.41

Year	67.50	49.58	58.17		32.36

	2010		2009
New York Stock Exchange Composite transactions (U.S. dollars)	High	Low	High	Low
First Quarter	56.65	46.13	38.98		25.11
Second Quarter	61.98	49.98	43.91		29.19
Third Quarter	63.47	52.15	51.64		32.96
Fourth Quarter	67.03	60.14	55.43		42.05

Year	67.03	46.13	55.43		25.11

Number of registered shareholders at year end:					16,950
Closing market prices at year end:
Toronto Stock Exchange:				CDN$	64.62
New York Stock Exchange:				US$	64.81

SHAREHOLDER ADMINISTRATION

COMMON SHARES

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for the Common Shares in the United States.

For information concerning dividends, lost share certificates, estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-877-4-CP-RAIL (1-877-427-7245) toll free North America or International (514) 982-7555, visit their website at www.computershare.com/cp; or write to:

Computershare Investor Services Inc.
100 University Avenue, 9th Floor
Toronto, Ontario Canada M5J 2Y1

INFORMATION REGARDING DIRECT REGISTRATION

The Direct Registration System, or DRS, allows registered holders to hold securities in “book entry” form without having a physical certificate issued as evidence of ownership. Instead, securities are held in the name of the registered holder and registered electronically on the issuer’s records maintained by the issuer’s transfer agent. If you are a registered holder of shares and wish to hold your shares using the DRS, please contact the transfer agent at the phone number or address shown above, or;

for more information about direct registration, log on to Computershare’s website at www.computershare.com/investorcentrecanada and click on “Questions and Answers”.

DIRECT DEPOSIT OF DIVIDENDS

Registered shareholders are offered the option of having their Canadian and U.S. dollar dividends directly deposited into their personal bank accounts in Canada and the United States on the dividend payment dates. Shareholders can enroll for direct deposit either by phone or by completing a direct deposit enrolment form. For more information about direct deposit, please contact Computershare Investor Services Inc. at 1-877-4-CP-RAIL (1-877-427-7245).

111	2010 ANNUAL REPORT

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

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2011 Annual and Special Meeting of Shareholders.

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

2011 ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held on Thursday, May 12, 2011, at The Fairmont Palliser Hotel located at 133 – 9th Avenue SW, Calgary, Alberta, at 9:00 a.m. Mountain Time.

SHAREHOLDER SERVICES

Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:

Shareholder Services, Office of the Corporate Secretary, Canadian Pacific, Suite 920, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada T2P 4Z4.

INVESTOR INFORMATION

Financial information is available under the Investor Section on CP’s Web site at www.cpr.ca.

COMMUNICATIONS AND PUBLIC AFFAIRS

Contact Communications and Public Affairs, Canadian Pacific, Suite 500, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4.

2010 ANNUAL REPORT	112

DIRECTORS AND COMMITTEES

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

Linda J. Morgan(1)(3)
Counsel
Covington & Burling LLP
Bethesda, Maryland

Madeleine Paquin(3)(4)
President and Chief Executive Officer
Logistec Corporation
Montreal, Quebec

Michael E.J. Phelps, O.C.(2)(4)*(5)
Chairman
Dornoch Capital Inc.
West Vancouver, British Columbia

Roger Phillips, O.C., S.O.M., F.Inst.P.(1)(2)*(5)
Retired President and Chief Executive Officer
IPSCO Inc.
Regina, Saskatchewan

David W. Raisbeck(4)(5)
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
Longboat Key, Florida

(1) Audit, Finance and Risk Management Committee

(2) Corporate Governance and Nominating Committee

(3) Health, Safety, Security and Environment Committee

(4) Management Resources and Compensation Committee

(5) Pension Committee

*  denotes chairman of the committee

113	2010 ANNUAL REPORT

SENIOR OFFICERS OF THE COMPANY

John E. Cleghorn, O.C., F.C.A.
Chairman of the Board
Toronto, Ontario

Frederic J. Green(1)
President and Chief Executive Officer
Calgary, Alberta

Edmond L. Harris(1)(2)
Executive Vice-President and Chief Operations Officer
Spring Lake, Michigan

Kathryn B. McQuade(1)
Executive Vice-President and Chief Financial Officer
Mesquite, Nevada

Jane A. O’Hagan(1)
Executive Vice-President and Chief Marketing Officer
Calgary, Alberta

Donald B. Campbell(1)
Senior Vice-President, Strategy and Financial Planning
Calgary, Alberta

J. Michael Franczak(1)(2)
Senior Vice-President, Operations
Calgary, Alberta

Brian W. Grassby(1)
Senior Vice-President, Finance and Comptroller
Calgary, Alberta

Brock M. Winter(1)
Senior Vice-President, Engineering and
Mechanical
Calgary, Alberta

Raymond H. Foot(1)
Group Vice-President, Sales
Calgary, Alberta

Marlowe G. Allison
Vice-President and Treasurer
Calgary, Alberta

Peter J. Edwards(1)
Vice-President Human Resources and Industrial
Relations
Calgary, Alberta

Paul A. Guthrie, Q.C.(1)
Vice-President, Law and Risk Management
Municipal District of Rocky View, Alberta

Karen L. Fleming
Corporate Secretary
Calgary, Alberta

(1) Executive Committee of Canadian Pacific Railway Company

(2) Effective April 1, 2011, Mr. Harris will be retiring and Mr. Franczak will be appointed Executive Vice-President Operations

2010 ANNUAL REPORT	114