Form 40-F/A
period 2010-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2011-04-04
CIK 16875, 1166893

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(Amendment No. 1)
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
CT Corporation System, 111 Eighth Avenue, New York, New York 10011, (212) 894-8940
(Name, address (including zip code) and telephone number (including area code) of Agent for Service of Registrant in the United States)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Shares, without par value, of	New York Stock Exchange
Canadian Pacific Railway Limited

Common Share Purchase Rights of Canadian	New York Stock Exchange
Pacific Railway Limited

Perpetual 4% Consolidated Debenture Stock	New York Stock Exchange
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
YES ☑       NO ☐

EXPLANATORY NOTE
     The Registrants are filing this Form 40-F/A to the Registrants’ Annual Report on Form 40-F, dated March 15, 2011 (the “Form 40-F”), for the sole purpose of submitting Exhibit 101 to the Form 40-F as required by General Instruction B.(15)(a)(i) of Form 40-F and Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Registrants’ timely filed Form 40-F in accordance with the 30-day grace period provided under Rule 405 (a)(2)(ii) of Regulation S-T.
     No other changes have been made to the Form 40-F. This Form 40-F/A speaks as of the original time of filing the Form 40-F, does not reflect events that may have occurred subsequent to such filing, and does not modify or update in any way disclosures made in the Form 40-F.

SIGNATURES
     Pursuant to the requirements of the Exchange Act, each Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report on Form 40-F to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)
By:	/s/ Karen L. Fleming
Name:	Karen L. Fleming
Title:	Corporate Secretary

Date:	April 4, 2011

EXHIBITS

99.1*	Consent of PricewaterhouseCoopers LLP, Independent Auditors.

99.2*	Certification by the Chief Executive Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.3*	Certification by Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.4*	Certification by the Chief Executive Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350.

99.5*	Certification by the Chief Financial Officer of the Registrants filed pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File.

*	Previously filed.