Form 40-F
period 2011-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2012-03-15
CIK 16875, 1166893

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

At December 31, 2011, 169,993,842 Common Shares of Canadian Pacific Railway Limited (“CPRL”) were issued and outstanding. At December 31, 2011, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company (“CPRC”) were issued and outstanding. All of the ordinary shares of CPRC are held by CPRL.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES   ☒    NO  ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§.232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). YES  ☒    NO  ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED

The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2011, at the time of filing with the Securities and Exchange Commission (the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-140955 (Canadian Pacific Railway Limited).

In addition, this Annual Report on Form 40-F is incorporated by reference into or as an exhibit to, as applicable, the Registration Statement on Form F-9 No. 333-175032 (Canadian Pacific Railway Company), and the Registration Statement on Form F-10 No. 333-175033 (Canadian Pacific Railway Limited).

ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Information Form

For the Annual Information Form of the Registrant for the year ended December 31, 2011 see pages 1 through 43 of the Registrant’s 2011 Annual Information Form incorporated by reference and included herein.

B. Audited Annual Financial Statements

For audited consolidated financial statements (U.S. GAAP), including the reports of the independent public accounting firms with respect thereto, see pages 55 through 99 of the Registrant’s 2011 Annual Report incorporated by reference and included herein.

C. Management’s Discussion and Analysis

For management’s discussion and analysis, see pages 3 through 54 of the Registrant’s 2011 Annual Report incorporated by reference and included herein.

For the purposes of this Annual Report on Form 40-F, only pages 3 through 99 of the Registrant’s 2011 Annual Report referred to above shall be deemed filed, and the balance of such 2011 Annual Report, except as it may be otherwise specifically incorporated by reference in the Registrant’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2011, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2011, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to the Registrants’ management, including their Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For management’s report on internal control over financial reporting, see page 56 of the Registrant’s 2011 Annual Report, incorporated by reference and included herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report on pages 57 through 58 of the Registrant’s 2011 Annual Report.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

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

In addition, the Registrants have adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. This code applies to the Registrants’ President and Chief Executive Officer, the Executive Vice-President and Chief Financial Officer and the Senior Vice-President Finance. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

CORPORATE GOVERNANCE PRINCIPLES AND GUIDELINES

The Registrants have adopted their Corporate Governance Principles and Guidelines which pertain to such matters as, but are not limited to: director qualification standards and responsibilities; election of directors; discretionary term limits for service as Board or Board Committee Chairs; access by directors to management and independent advisors; director compensation; director retirement age; director orientation and continuing education; management succession; and annual performance evaluations of the board, including its committees and individual directors, and of the Chief Executive Officer. The Corporate Governance Principles and Guidelines are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them.

COMMITTEE TERMS OF REFERENCE

The terms of reference of each of the following committees of the Registrants are available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests them: the Audit, Finance and Risk Committee; the Corporate Governance and Nominating Committee; the Management Resources and Compensation Committee; the Safety, Operations and Environment Committee; and the Pension Committee.

DIRECTOR INDEPENDENCE

The boards of the Registrants have adopted standards for director independence: (a) prescribed by Section 10A(m)(3) of the Exchange Act and Rule 10A-3(b)(1) promulgated thereunder and National Instrument 52-110 for members of public company audit committees; and (b) set forth in the NYSE Listed Company Manual (the “NYSE Standards”), the Canadian corporate governance standards set forth in National Instrument 58-101 and National Instrument 52-110 in respect of public company directors. The boards also conducted a comprehensive assessment of each of their members as against these standards and determined that all current directors, except Mr. Green and Mr. Harris, have no material relationship with the Registrants and are independent. Mr. Green is not independent by virtue of the fact that he is the Chief Executive Officer of the Registrants. Mr. Harris is not independent as a former executive officer of the Registrants.

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

Suite 920, 401 – 9th Avenue S.W.

Calgary, Alberta

Canada, T2P 4Z4

IDENTIFICATION OF AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The following individuals comprise the current membership of the Registrants’ Audit, Finance and Risk Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Krystyna T. Hoeg

Richard C. Kelly

John P. Manley

Linda J. Morgan

Roger Phillips

Hartley T. Richardson

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

PRINICIPAL ACCOUNTANT FEES AND SERVICES

Deloitte & Touche LLP (“Deloitte”), Independent Registered Chartered Accountants, was appointed as the Registrants’ external auditor in May 2011. As detailed in the following table, fees payable to Deloitte from the date of appointment as the Registrants’ external auditor, for the year ended December 31, 2011 totaled $2,213,600. Fees payable to PricewaterhouseCoopers LLP (“PWC”) (the Registrants’ independent auditors prior to May 2011) totaled $311,900 for the year ended December 31, 2011 and for the year ended December 31, 2010, totaled $2,525,200.

	Deloitte (1) Year Ended December 31, 2011	PWC (2) Year Ended December 31, 2011	Total Year Ended December 31, 2011	Total (3) Year ended December 31, 2010
Audit Fees	$1,612,600	$56,200	$1,668,800	$1,795,600
Audit-Related Fees	$251,000	$100,500	$351,500	$388,400
Tax Fees	$50,000	$155,200	$205,200	$341,200
All Other Fees	$300,000	—	$300,000	—

TOTAL	$2,213,600	$311,900	$2,525,500	$2,525,200

(1)	Fees paid to Deloitte for the fiscal year ended December 31, 2011 beginning after the appointment of Deloitte as principal auditor in May 2011
(2)	Fees paid to PWC for the fiscal year ended December 31, 2011 up to the appointment of Deloitte as principal auditor in May 2011
(3)	Fees paid to PWC for the fiscal year ended December 30, 2010

The nature of the services provided by the current and former independent public accounting firms under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the Independent Registered Chartered Accountants and independent auditors on the effectiveness of internal controls over financial reporting.

Audit-Related Fees

Audit-related fees were for attestation and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of: the audit or interim review of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.

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

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These services consisted of services in connection with our business interruption and property damage claim.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT PUBLIC ACCOUNTING FIRMS

The Audit Committee of each Registrant has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to the Registrants by their independent public accounting firms. The policy is reviewed annually and the audit and non-audit services to be provided by their independent public accounting firms, as well as the budgeted amounts for such services, are pre-approved at that time. The Senior Vice-President Finance of the Registrants must submit to the Audit Committee at least quarterly a report of all services performed or to be performed by the independent public accounting firms pursuant to the policy. Any additional audit or non-audit services to be provided by the independent public accounting firms either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent public accounting firms’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Audit Committee. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent public accounting firms. The Chief Internal Auditor for the Registrants monitors compliance with this policy.

OFF-BALANCE SHEET ARRANGEMENTS

A description of the Registrants’ off-balance sheet arrangements is set forth on page 40 of the Registrants’ 2011 Annual Report incorporated by reference and included herein.

TABLE OF CONTRACTUAL COMMITMENTS

The table setting forth the Registrants’ contractual commitments is set forth on page 40 of the Registrants’ 2011 Annual Report incorporated by reference and included herein.

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

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

/s/ Karen L. Fleming
Name: Karen L. Fleming Title: Corporate Secretary Date: March 15, 2012

EXHIBITS

99.1	Consent of Deloitte & Touche LLP, Independent Registered Chartered Accountants.

99.2	Consent of PricewaterhouseCoopers LLP, Independent Auditors.

99.3	Certification by the Chief Executive Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.4	Certification by Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.5	Certification by the Chief Executive Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350.

99.6	Certification by the Chief Financial Officer of the Registrants filed pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File

All dollar amounts in this Annual Information Form (“AIF”) are in Canadian dollars, unless otherwise noted.

March 5, 2012

Canadian Pacific • 2011 AIF

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

Our registered, executive and head office is located at Suite 500, 401 – 9th Avenue S.W., Calgary, Alberta T2P 4Z4.

Canadian Pacific • 2011 AIF

SECTION 2: INTERCORPORATE RELATIONSHIPS

2.1 Principal Subsidiaries

The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

Principal Subsidiary(1)	Incorporated under the Laws of	Percentage of Voting Securities Held Directly or Indirectly	Percentage of Non- Voting Securities Beneficially Owned, or over which Control or Direction is Exercised
Canadian Pacific Railway Company	Canada	100%	Not applicable
Soo Line Corporation(2)	Minnesota	100%	Not applicable
Soo Line Railroad Company(3)	Minnesota	100%	Not applicable
Dakota, Minnesota & Eastern Railroad Corporation(4)	Delaware	100%	Not applicable
Delaware and Hudson Railway Company, Inc.(2)	Delaware	100%	Not applicable
Mount Stephen Properties Inc.(5)	Canada	100%	Not applicable

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

Canadian Pacific • 2011 AIF

SECTION 3: GENERAL DEVELOPMENTS OF THE BUSINESS

3.1 Recent Developments

The first half of 2011 was challenging as CP experienced significant disruptions to its operations across our network. These disruptions were mainly due to unusually severe winter weather and the impact of subsequent flooding, in one case causing a mainline outage lasting for three weeks. These extraordinary conditions resulted in slower train speeds, reduced productivity and asset velocity and lower than expected volumes in the first half of the year. Our priority was to re-establish our reputation for service which underpins our price and growth plans.

In the second half of the year, we successfully reset our network. There was a strong focus on rebuilding our customer confidence, through improved service reliability. Despite these challenges, we were able to complete our planned capital program in 2011. Our continued work on building new sidings and extending our current ones to support our long-train strategy paid dividends; CP set a new full-year record in train weights in 2011. In addition, we set full year records in both terminal dwell and car miles per car day as a result of implementing our First Mile-Last Mile program in Canada. We expect further improvements as we continue to tighten standards in Canada and roll out the program in the U.S. We completed the second phase of our Locomotive Reliability Centre strategy, which will reduce the number of major locomotive repair facilities from eight to four highly efficient super shops with improved repair capabilities. These improved efficiencies will allow us to do more with less and to reduce our asset pools and associated costs.

CP has signed several commercial agreements with customers, terminal operators and ports that will drive improvements in supply chain performance. In early 2012, we announced a new five-year agreement with Canadian Tire and a ten-year agreement with Canpotex. In addition, CP has worked with its customers, leveraging technology to enhance car request management and implementing new productivity tools. Our scheduled grain program has been successfully implemented in Canada and the U.S. program will be implemented by August 2012. We are also developing new volumes of Powder River Basin coal for export off the west coast of British Columbia.

During 2011, we continued to strengthen our balance sheet in order to maintain financial flexibility and reduce volatility. We put our surplus cash to work in 2011 on our strategic network enhancements, supporting our capital plans. In addition, we:

•	managed our overall indebtedness by repaying US$246 million of maturing 2011 debt and called US$101 million of 2013 debt;

•	made a $600 million voluntary prepayment to our main Canadian defined benefit pension plan;

•	financed our voluntary pension prepayment and new locomotives at very attractive interest rates; and

•	delivered consistent dividend growth by increasing our quarterly dividend to common shareholders by 11%, from $0.27 to $0.30 in 2011.

2010 Highlights

In 2010, CP announced a ten-year agreement with Teck Resources Limited (“Teck”). The agreement reflects the companies’ commitment to work together to achieve growth in the volume of coal shipped through a range of economic and marketplace dynamics and provides flexibility critical for a long term agreement.

In 2010, we made significant progress re-organizing the Company to reduce the total number of management layers. The new organizational structure is based on ensuring clear accountability and alignment and will facilitate more efficient decision making consistent with delivering on our multi-year service reliability, productivity and asset velocity objectives. The redesign reduced the number of operating regions.

During 2010, CP took on new initiatives targeted at permanently reducing structural costs. This included the consolidation of certain offices, as well as the consolidation of locomotive and freight car repair facilities.

In addition, we took further actions to strengthen our balance sheet and create and enhance the organization’s financial flexibility. CP took advantage of low cost debt markets and used both debt and funds from operations to pre-fund the main Canadian defined benefit pension plan. This effectively put our cash to work more quickly and reduced expected future pension contributions. The actions taken have given the company significant flexibility in pension funding levels over the next 3-5 years.

Finally, with the strengthening economy in 2010, CP enjoyed a 13% increase in volumes (as measured by carloads) and delivered on the key objective of sustaining long train improvements while managing a busier network. Our multi-year capital plan included the intention to expand and increase the number of sidings that can accommodate long trains to allow further productivity improvements. Our 2011 capital plan included key improvements in productive IT and investment to support growth.

Canadian Pacific • 2011 AIF

SECTION 3: GENERAL DEVELOPMENTS OF THE BUSINESS

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

In the third quarter of 2009, the Company sold certain non-core assets. Several significant properties were sold, including Windsor Station in Montreal, Quebec and land in Western Canada for transit purposes. Since the sale, CP continues to occupy a portion of Windsor Station through a lease for a 10-year period.

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

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

4.1 Our Background and Network

CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From our inception 131 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$398.7 million in revenues annually) providing rail and intermodal freight transportation services over a 14,700-mile network serving the principal business centres of Canada, from Montreal to Vancouver, British Columbia (“B.C.”), and the U.S. Midwest and Northeast regions.

We own approximately 10,600 miles of track. An additional 4,100 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 6,000 miles are located in western Canada, 2,200 miles in eastern Canada, 5,400 miles in the U.S. Midwest and 1,100 miles in the U.S. Northeast. Our business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto our high-density mainline railway network. We have extended our network reach by establishing alliances and connections with other major Class I railways in North America, which allows us to provide competitive services and access to markets across North America beyond our own rail network. We also provide service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal and the Port Metro Vancouver in Vancouver, B.C., respectively.

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

4.2 Strategy

Our vision is to become the safest and most fluid railway in North America. Our objective is to create long-term value for our customers, shareholders and employees by disciplined execution of our Integrated Operating Plan (“IOP”); by executing on our Multi-Year Plan which enhances and supports our IOP; and by aligning all parts of the organization around our five core beliefs:

•	Service: Reliable and consistent service is our product. We are committed to executing our IOP in order to meet and exceed the needs of our customers in a cost-effective manner.

•

Safety: There is no job at CP that is so important that we can’t take the time to do it safely. Our comprehensive safety framework safeguards our employees, the communities we operate through, the environment and our customers’ freight enabling us to provide an effective transportation solution.

•	Productivity and Efficiency: Based on a culture of continuous improvement and accountability, we are always looking for better, less costly, more reliable ways to operate our business.

•	People: We pride ourselves in our well trained and knowledgeable team of railroaders. We are committed to executing the IOP and collaboratively working with our customers.

•	Growth: We invest in our franchise to enhance productivity and service, which allows us to capitalize on growth opportunities with new and existing customers at low incremental cost.

4.2.1 Strategic Summary

We are taking a systematic approach to executing our strategy which is based on a disciplined execution of our IOP, the delivery of our Multi-Year Plan which supports the IOP and by ensuring clear accountabilities throughout the organization. CP’s Multi-Year Plan provides a clear blueprint with three key elements: driving volume growth, expanding network capacity to safely and efficiently support higher volumes and cost control. This strategy and related investments have set us firmly on track to deliver on our goal of bringing CP’s operating ratio down to 70% – 72% for 2014, and we will strive for continued improvement beyond 2014.

4.2.2 Integrated Operating Plan

The IOP is the foundation of our railway operations. All key aspects of the operation are scheduled to drive service reliability and on-time shipment performance. This encompasses road train operations, our First Mile-Last Mile program and all mechanical, engineering and other maintenance activities. The IOP continues to be enhanced through Lean continuous improvement, simplification and standardization of business processes and improved information systems. Our IOP is supported by a culture of accountability built on clear established metrics tied to each position in the organization and incentives tied to performance.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

The underlying design principles of the IOP are:

•	Velocity – keeping our assets moving through an efficient, scheduled 24/7 operation;

•	Balance – train and car movements are balanced daily in each corridor, yard and terminal, which drives efficiencies and asset velocity; and

•	Network – all aspects of the network’s operation are optimized to drive the best service, safety, productivity and efficiency outcome.

We are continuing to improve the IOP with the following multi-year programs:

First Mile-Last Mile – this program drives improvements in service, asset velocity and enables low-cost growth by reducing railcars and creating additional terminal capacity.

Scheduled Bulk – we continue to schedule our bulk train operations as part of our IOP. In grain, our efforts involve leveraging our grain elevator footprint by scheduling all aspects of our grain shipments, including First Mile-Last Mile switching and bulk unit train operations, all centered around a simplified network of origin grain hubs.

Long Trains – this program is driving increased train lengths; improving service, safety, productivity and efficiency. It includes targeted infrastructure enhancements and the use of proprietary train marshaling software, which maximizes the use of distributed locomotive power.

Fuel Efficiency – this program targets year-over-year improvements in fuel efficiency and reduced emissions. It consists of the acquisition of new locomotives, the remanufacturing of older locomotives and using new technologies which improve train handling and reduces idling. This program is enhanced by the disciplined execution of the IOP, improving velocity and driving fleet productivity.

Locomotive Reliability Centres – we are consolidating the number of major locomotive repair facilities from eight to four highly efficient super shops which will result in improved maintenance capabilities, lower unit costs, reduced overheads and improved locomotive availability and reliability.

4.2.3 Markets

Our Multi-Year Plan is based on three major sources of growth: Asian demand for commodities; growth in energy production and North American economic growth.

Strong long-term fundamentals support our bulk commodities business as Asian economies develop, expand and diversify. We have 10-year contracts with both Teck for metallurgical coal and with Canpotex for export potash. We continue to develop our extensive grain network through expansions at existing high-throughput grain elevators, new elevator development and collaboration in planned expansion of oil seed processing.

In the energy sector, our franchise accesses the Bakken Oil Formation in North Dakota and Saskatchewan, the Alberta Industrial Heartland supporting the Oilsands, and the Marcellus Gas Formation in the northeastern U.S. and allows us to develop new long-haul markets. With the strong global demand for energy we are growing our shipments in crude oil, ethanol and energy-related inputs such as pipe and frac sand.

North American economic growth will result in additional opportunities in a number of lines of business, including intermodal, automotive and forest products. We are leveraging our relationships, capital investments and the disciplined execution of our IOP to enable growth in these markets. In addition, we continue to enhance our intermodal franchise by expanding on our co-location model and terminal network.

4.2.4 Investments

CP is committed to the renewal of its infrastructure and making investments for productivity and growth through network enhancements, locomotive upgrades and information technology (“IT”) renewal. During 2011, we completed the first year of our multi-year accelerated capital program.

Our network investment plans include investing $75 to $100 million to increase the productivity in our Western Corridor which supports approximately 40% of our volumes. Our targeted infrastructure investments supports the operation of longer trains and enables low-cost growth.

In addition, approximately $250 million in upgrades over the next few years are underway on CP’s North Line, running from Winnipeg, Manitoba to Edmonton, Alberta. This program will result in an increase in track speeds and will support productivity and growth in potash, grain, energy related products and intermodal. By upgrading this

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

portion of the network, route miles for some shipments will be reduced by between 5% – 10%. This upgrade will provide operating flexibility, with a second routing option for traffic currently traversing over the more southerly mainline, improving overall service reliability and network speed.

In order to capitalize on growth in energy, agriculture and potash shipments, we are investing approximately $90 million in enhancements to our North/ South corridors in the U.S. Midwest. These upgrades will increase capacity, enhance routing flexibility and lift the efficiency on all the business that travels on these lines. Similar to the North Line improvements, the investments will enhance network resiliency facilitating increased train speeds, car miles per car day, fuel efficiency and reducing terminal dwell.

Managing the movement of assets and information is a critical business process. Our multi-year IT program includes upgrades to our Shipment management and SAP suites. Predictive technologies will become important to driving even more efficiencies in field operations. These planned multi-year system upgrades position CP to enhance labour productivity, improved asset management and provide better shipment visibility to all parties.

CP has deployed a series of strategies expected to deliver a 1% – 2% per year improvement in fuel efficiency. Our plans include: expanding the application of fuel trip optimizer technology that assist train crews in efficient train handling; remanufacturing a portion of our older yard and local locomotive fleet at a 3 for 4 replacement ratio; the introduction of new stop-start technology that will reduce cold weather idling; and the renewal of our mainline locomotive fleet. In addition to improved fuel efficiency, reduced emissions and enhanced service reliability, this program will result in a more homogeneous fleet, further enhancing shop productivity. The re-manufacturing of older units will enhance inter-operability allowing for further productivity gains.

4.2.5 Finance

To support the Multi-Year Plan, which includes an accelerated capital program, the Company has continued to focus its efforts on the balance sheet to provide financial flexibility and preserve its investment grade rating while maintaining a competitive dividend.

Over the last three years, we have made $1.85 billion of solvency deficit contributions of which $1.75 billion were voluntary pension prepayments to our main Canadian defined benefit pension plan in order to provide stability and reduce volatility of our future funding requirements. These pension prepayments are accretive to earnings and are tax efficient resulting in low cash taxes over the next several years.

Additional measures taken to mitigate our pension funding volatility include, reducing our asset allocation to public equities, increasing our asset/ liability interest rate matching and implementing a dynamic de-risking plan that will further reduce our allocation to public equities as our funded ratio increases.

We have taken advantage of attractive interest rates and have tendered and refinanced a number of debt maturities by blending and extending them further into the future. As a result, we have no significant debt maturities over the next several years.

Principal sources of liquidity are generated from cash from operations and, where necessary, access to a recently negotiated $1 billion four year revolving credit agreement.

4.2.6 People

To successfully execute our strategy, Canadian Pacific is committed to investing in its people. We continue to promote an engaged and stable workforce through:

•	an organizational structure that provides for clear accountability and alignment across all functions;

•	an understanding and focus on our five core beliefs;

•	selection and development of the right employee for a required role;

•	training and appropriate resources for success; and

•	appropriate salary and incentive program that rewards performance.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

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

Over the past few years, Class I railway initiatives have included:

•	co-operation initiatives with the Canadian National Railway Company (“CN”) in the Port Metro Vancouver Terminal and B.C. Lower Mainland which was updated and re-signed in 2011;

•

working very closely with all the Class I and other carriers that serve Chicago, Illinois under the Chicago Region Environmental and Transportation Efficiency (“CREATE”) program. Class I railways, Amtrak, Metra and switching carriers Indiana Harbor Belt Railroad Company (“IHB”) and Belt Railway of Chicago (“BRC”) have partnered in CREATE to initiate operating and structural changes that will improve operating efficiency and fluidity in and around Chicago, creating the largest railroad hub in North America; and

•

network infrastructure improvements on CP to improve freight and passenger train operations, by working with State Departments of Transportation and the Federal Railroad Administration (“FRA”) have advanced to the construction stage in the States of New York, Illinois and Wisconsin. Future rail investment is at the design and funding application stage, working with the State of Minnesota.

We also develop mutually beneficial arrangements with smaller railways, including shortline and regional carriers.

4.4 Network and Right-of-Way

Our 14,700-mile network extends from the Port Metro Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the U.S. industrial centres of Chicago; Detroit, Michigan; Newark, New Jersey; Philadelphia; New York City and Buffalo, New York; Kansas City, Missouri; and Minneapolis, Minnesota.

Our network is composed of four primary corridors: Western, Eastern, Central and the Northeast U.S.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

4.4.1 The Western Corridor: Vancouver-Thunder Bay

Overview – The Western Corridor links Vancouver with Thunder Bay, Ontario, which is the western Canadian terminus of our Eastern corridor. With service through Calgary, Alberta the Western Corridor is an important part of our routes between Vancouver and the U.S. Midwest, and between Vancouver and eastern Canada. The Western Corridor provides access to the Port of Thunder Bay, Canada’s primary Great Lakes bulk terminal.

Products – The Western Corridor is our primary route for bulk and resource products traffic from western Canada to the Port Metro Vancouver for export. We also handle significant volumes of international intermodal containers and domestic general merchandise traffic.

Feeder Lines – We support our Western Corridor with four significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to coal terminals at the Port Metro Vancouver; the “Edmonton-Calgary Route”, which provides rail access to Alberta’s Industrial Heartland in addition to the petrochemical facilities in central Alberta; the “Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Pacific Northwest rail routes at Kingsgate, B.C. via the Crowsnest Pass; and the “North Main Line route” that provides rail service to customers from Winnipeg, Manitoba to Calgary through Portage la Prairie, Manitoba, Yorkton, Saskatoon, Saskatchewan and Wetaskiwin, Alberta. This line is an important collector of Canadian grain and fertilizer, serving the potash mines located east and west of Saskatoon and many high-throughput grain elevator and processing facilities. In addition, this line provides direct access to refining and upgrading facilities at Lloydminster, and western Canada’s largest pipeline terminal at Hardisty.

Connections – Our Western Corridor connects with the Union Pacific Railroad (“UP”) at Kingsgate and with Burlington Northern Santa Fe, LLC (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at many locations including Thunder Bay, Winnipeg, Regina and Saskatoon, Saskatchewan, Red Deer, Camrose, Calgary, and Edmonton, Alberta; and several locations in the Greater Vancouver area.

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

4.4.2 The Central Corridor: Moose Jaw-Chicago-Kansas City

Overview – The Central Corridor connects with the Western Corridor at Moose Jaw. By running south to Chicago and Kansas City through the twin cities of Minneapolis and St. Paul, Minnesota and Milwaukee, Wisconsin, we provide a direct, single-carrier route between western Canada and the U.S. Midwest, providing access to Great Lakes and Mississippi River ports. The west end of the Central Corridor is proximate to the Powder River Basin located in Wyoming, the largest thermal coal producing region in the U.S. From Lacrosse, Wisconsin, the Central Corridor continues south towards Kansas City via the Quad Cities, providing an efficient route for traffic destined for southern U.S. and Mexican markets. Our Kansas City line also has a direct connection into Chicago and by extension points east to CP’s network such as Toronto and the Port of Montreal.

Products – Primary traffic categories transported on the Central Corridor include intermodal containers from the Port Metro Vancouver, fertilizers, chemicals, grain, coal, automotive and other agricultural products.

Feeder Lines – We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. CP maintains its own yard facilities at the twin ports that provide an outlet for grain from the U.S. Midwest to the grain terminals at these ports, and a strategic entry point for large dimensional shipments that can be routed via CP’s network to locations such as Alberta’s Industrial Heartland to serve the needs of the oil sands and energy industry. The DM&E route from Winona, Minnesota to Colony, Wyoming and Rapid City, South Dakota provides access to key agricultural and industrial commodities. In North Dakota, CP’s feeder line between Drake and Newtown, North Dakota is geographically situated in a highly-strategic region for Bakken oil production. CP also owns two significant feeder lines in North Dakota and western Minnesota operated by the Dakota Missouri Valley and Western Railroad, and the Northern Plains Railroad respectively. Both of these short lines are also active in providing service to agricultural and Bakken oil related customers.

Connections – Our Central Corridor connects with all major railways at Chicago. Outside of Chicago, we have major connections with BNSF at Minneapolis and at Minot, North Dakota and with UP at St. Paul. We connect with CN at Minneapolis, Milwaukee and Chicago. At Kansas City we connect with Kansas City Southern (“KCS”), BNSF, Norfolk Southern Corporation (“NS”), and UP. Our Central Corridor also links to several shortline railways that primarily serve grain and coal producing areas, and extend CP’s market reach in the rich agricultural areas of the U.S. Midwest.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

Yards and Repair Facilities – We support rail operations on the Central Corridor with main rail yards in Chicago, Milwaukee, Wisconsin, St. Paul and Glenwood, Minnesota, Mason City, and Nahant, Iowa; and Huron, South Dakota. We own 49% of the IHB, a switching railway serving Greater Chicago and northwest Indiana, and have two major intermodal terminals in Chicago and one in Minneapolis. In addition, we have a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago. We share a yard with KCS in Kansas City.

4.4.3 The Eastern Corridor: Thunder Bay-Montreal and Detroit

Overview – The Eastern Corridor extends from Thunder Bay through to its eastern terminus at Montreal and from Toronto to Chicago via Windsor/Detroit. Our Eastern Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via our Western Corridor and to the U.S. via our Central Corridor. This is a key element of our transcontinental services, including our intermodal business. In addition, the Eastern Corridor provides truck trailers moving in drive-on/drive-off Expressway service between Montreal and Toronto. The corridor also supports our market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest, using our CP-owned route between Montreal and Detroit, coupled with a trackage rights arrangement on NS tracks between Detroit and Chicago.

Products – Major traffic categories transported on the Eastern Corridor include forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.

Feeder Lines – A major feeder line that serves the steel industry at Hamilton, Ontario provides connections to both our Northeast U.S. corridor and other U.S. carriers at Buffalo.

Connections – The Eastern Corridor connects with a number of shortline railways including routes from Montreal to Quebec City, Quebec and Montreal to Saint John, New Brunswick and Searsport, Maine. CP owns a route to Temiscaming, Quebec via North Bay, Ontario operated by short line Ottawa Valley Railway, where connections are made with the Ontario Northland Railway. Connections are also made with CN at a number of locations, including Sudbury, North Bay, Windsor, London, Hamilton, Toronto, Ontario and Montreal and NS and CSX Corporation (“CSX”) at Detroit and Buffalo as well as CSX in Montreal.

Yards and Repair Facilities – We support our rail operations in the Eastern Corridor with major rail yards at Toronto, London, Windsor and Montreal. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Montreal and Detroit. Terminals for our Expressway service are located in Montreal and at Milton and Agincourt in the Greater Toronto area.

We have locomotive repair facilities at Montreal and Toronto and car repair facilities at Thunder Bay, Toronto and Montreal.

4.4.4 The Northeast U.S. Corridor: Buffalo and Montreal to New York

Overview – The Northeast U.S. Corridor provides an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The corridor extends from Montreal to Harrisburg, Pennsylvania via Plattsburgh, Albany and Schenectady, New York.

Products – Major traffic categories transported on the Northeast U.S. Corridor include industrial and consumer products.

Feeder Lines – The Northeast U.S. Corridor connects with important feeder lines. Our route between Montreal and Harrisburg in combination with trackage rights over other railways, provides us with direct access to New York City; Philadelphia; and Newark. Agreements with NS provide CP with access to shippers and receivers in the Conrail “shared asset” regions of New Jersey via Harrisburg. The “southern tier” route between Guelph Junction, Ontario, Buffalo and Binghamton, New York that includes haulage rights over NS lines, links industrial southern Ontario with key U.S. connecting rail carriers at Buffalo and provides access to CP for short line carriers along the Buffalo to Binghamton route.

Connections – We have major connections with NS at Harrisburg and Allentown, Pennsylvania, and with CSX at Philadelphia. Multiple shortline connections exist throughout the corridor.

Yards and Repair Facilities – We support our Northeast U.S. Corridor with a major rail yard in Binghamton. We have locomotive and car repair facilities in Montreal and Binghamton, in addition to car repair facilities in Chicago and locomotive and car repair facilities in Toronto.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

4.4.5 Right-of-Way

Our rail network is standard gauge, which is used by all major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on our core main line network.

We use different train control systems on portions of our owned track, depending on the volume of rail traffic. Remotely controlled centralized traffic control signals are used to authorize the movement of trains where traffic is heaviest. CP is currently in the development stage of its positive train control strategy for portions of its U.S. network.

Where rail traffic is lighter, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In some specific areas of intermediate traffic density, we use an automatic block signaling system in conjunction with written instructions from rail traffic controllers.

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

4.6 Business Categories

The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2011 compared with 2010:

Business Category	2011	2010
Bulk	44%	43%
Merchandise	30%	29%
Intermodal	26%	28%

4.7 Revenues

The following table summarizes our annual freight revenues since 2009:

Freight Revenues				% Change
(in millions, except for percentages)				2011	2010
Business Category	2011	2010	2009	vs. 2010	vs. 2009
Bulk
Grain	$1,100	$1,135	$1,137	(3)	—
Coal	556	491	444	13	11
Sulphur and fertilizers	549	475	309	16	54

Total bulk	2,205	2,101	1,890	5	11
Merchandise
Forest products	189	185	176	2	5
Industrial and consumer products	1,017	903	786	13	15
Automotive	338	316	230	7	37

Total merchandise	1,544	1,404	1,192	10	18
Intermodal	1,303	1,348	1,198	(3)	13

Total freight revenues	$5,052	$4,853	$4,280	4	13

4.7.1 Bulk

Our bulk business represented approximately 44% of total freight revenues in 2011.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

4.7.1.1 Grain

Our grain business accounted for approximately 22% of total freight revenues in 2011.

Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans, and canola, and processed products such as meals, oils, and flour.

Our grain business is centred in two key agricultural areas: the Canadian prairies (Alberta, Saskatchewan and Manitoba) and the states of North Dakota, Minnesota, Iowa and South Dakota. Western Canadian grain is shipped primarily west to the Port Metro Vancouver and east to the Port of Thunder Bay for export. Grain is also shipped to the U.S. and to eastern Canada for domestic consumption. U.S. originated export grain traffic is shipped to ports at Duluth and Superior. In partnership with other railways, we also move grain to export terminals in the U.S. Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the U.S. Northeast or is interchanged with other carriers to the U.S. Southeast, Pacific Northwest and California markets.

Railway revenues for the movement of export grain from western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to Section 21 of our 2011 Management’s Discussion and Analysis (“MD&A”), which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca.

4.7.1.2 Coal

Our coal business represented approximately 11% of total freight revenues in 2011.

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

In the U.S., we move primarily thermal coal from connecting railways serving the thermal coal fields in the Powder River Basin in Montana and Wyoming. It is then delivered to power generating facilities in the Midwest U.S. We also serve petroleum coke operations in Canada and the U.S. where the product is used for power generation and aluminum production.

4.7.1.3 Sulphur and Fertilizers

Sulphur and fertilizers business represented approximately 11% of total freight revenues in 2011.

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

Canadian Pacific • 2011 AIF

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

4.7.2 Merchandise

Our merchandise business represented approximately 30% of total freight revenues in 2011.

Merchandise products move in trains of mixed freight and in a variety of car types. Service involves delivering products to many different customers and destinations. In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services.

4.7.2.1 Forest Products

Our forest products business represented approximately 4% of total freight revenues in 2011.

Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and oriented strand board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.

4.7.2.2 Industrial and Consumer Products

Our industrial and consumer products business represented approximately 20% of total freight revenues in 2011.

Industrial and consumer products traffic include a wide array of commodities grouped under chemicals, energy and plastics as well as mine, metals and aggregates.

Our industrial and consumer products traffic is widely dispersed across our Canadian and U.S. network with large bases in Alberta, Ontario, Quebec and the Midwest U.S. We are also taking advantage of our new Kansas City connection to move energy, chemical and steel products between the Gulf Coast and Alberta thus bypassing the busy Chicago rail interchange. We transport products to destinations throughout North America, including to and from ports. We also participate in the movement of products from the U.S. to Canadian destinations, including chemicals originating in and around the Gulf Coast and destined to points in eastern Canada.

4.7.2.3 Automotive

Our automotive business represented approximately 6% of total freight revenues in 2011.

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

4.7.3 Intermodal

Our intermodal business accounted for approximately 26% of total freight revenues in 2011.

Domestic intermodal freight consists primarily of manufactured consumer products moving in containers. International intermodal freight moves in marine containers between ports and North American inland markets.

Domestic Intermodal

Our domestic intermodal business covers a broad spectrum of industries including food, retail, less-than truckload shipping, trucking, forest products and various other consumer related products. Key service factors in domestic intermodal include consistent on-time delivery, the ability to provide door-to-door service and the availability of value-added services. The majority of our domestic intermodal business originates in Canada where we market our services directly to retailers, providing complete door-to-door service and maintaining direct relationships with our customers. In the U.S., our service is delivered mainly through wholesalers.

Canadian Pacific • 2011 AIF

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

4.7.4 Other Revenue

Other revenue is generated from leasing of certain assets, switching fees, other engagements including logistical services, and contracts with passenger service operators.

4.7.5 Significant Customers

In 2011, 2010 and 2009 no one customer comprised more than 10% of total revenues and accounts receivable.

4.8 Railway Performance

We focus on safety, franchise investment, increasing network efficiency and improving asset utilization, train operations productivity and labour productivity. Detailed definitions of the performance indicators listed below are set out in Section 25, Glossary of Terms in our MD&A, which section is incorporated by reference herein. The following table summarizes the effect of these strategies based on industry-recognized performance indicators:

Performance Indicators				% Change
				2011	2010
For the year ended December 31	2011	2010 (1)	2009 (1)	vs. 2010	vs. 2009
Operations performance
Freight gross ton-miles (“GTMs”) (millions)	247,955	242,757	209,475	2	16
Train miles (thousands)	40,145	39,576	34,757	1	14
Average number of active employees - expense	14,169	13,879	13,619	2	2
Average daily active cars on-line (thousands)(2)	51.4	50.9	46.6	1	9
Average daily active road locomotives on-line	1,085	1,016	785	7	29
Average train speed - AAR definition (mph)(2)	21.3	22.7	25.4	(6)	(11)
Average terminal dwell - AAR definition (hours)(2)	19.9	21.4	21.9	(7)	(2)
Car miles per car day(2)	160.1	159.4	142.6	—	12
Fuel efficiency(3)	1.18	1.17	1.19	1	(2)
Average train weight - excluding local traffic (tons)(2)	6,593	6,519	6,416	1	2
Average train length - excluding local traffic (feet)(2)	5,665	5,660	5,608	—	1
Locomotive productivity (daily average GTMs/active HP)(2)	166.7	176.6	187.4	(6)	(6)
Employee productivity (million GTMs/expense employee)	17.5	17.5	15.4	—	14
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.86	1.67	1.92	11	(13)
FRA train accidents per million train-miles	1.85	1.65	1.81	12	(9)

(1)	Certain prior period figures have been reclassified to conform with current presentation or have been updated to reflect new information.
(2)	Certain figures are excluding DM&E for 2009.
(3)	Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 Gross ton-miles (“GTMs”) – freight and yard.

In the first half of 2011, we experienced significant disruptions to train operations across the network due to unusually severe winter weather and subsequent flooding which are reflected in our year-to-date operating metrics. In the second half of 2011, we saw a recovery of our network, and this set the stage for certain record setting operating metrics in the fourth quarter of 2011.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

GTMs for 2011 were 247,955 million, which increased by 2% compared with 242,757 million in 2010. This increase was primarily due to traffic mix changes. GTMs for 2010 were 242,757 million, which increased by 16% compared with 209,475 million in 2009. This increase was primarily due to an increase in traffic across all lines of business, other than grain which was relatively flat year-over-year.

Train miles for 2011 were relatively flat year-over-year. Train miles for 2010 increased by 14% compared with 2009. This increase was primarily due to increased traffic volumes and was partially offset by management’s strategy of consolidating and running longer, heavier trains.

The average number of active expense employees for 2011 increased by 290, or 2%, compared with 2010. This increase was primarily due to additional hiring to address volume growth projections and attrition. The average number of active expense employees for 2010 increased by 260, or 2%, compared with 2009. This increase was primarily due to higher traffic volumes resulting from a stronger economy.

The average daily active cars on-line was relatively flat year-over-year. In the fourth quarter of 2011, there was a 14% improvement in average daily active cars on-line compared to the same period of 2010, reflecting improvements in dwell and speed. The average daily active cars on-line for 2010 increased by approximately 4,300 cars, or 9%, compared with 2009. This increase was primarily due to an increase in traffic across all lines of business, other than grain which was relatively flat.

The average daily active road locomotives on-line for 2011 increased by 69 units, or 7%, compared with 2010. This was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year which reduced network speed and added train miles for rerouting of traffic. The second half of 2011 saw a return to more normalized numbers. The average daily active road locomotives on-line for 2010 increased by 231 units, or 29%, compared with 2009. This increase was primarily due to increased volumes, traffic mix, and supply chain pipeline issues.

Average train speed was 21.3 miles per hour in 2011, a decline of 6%, from 22.7 miles per hour in 2010. This decline was primarily due to increased volumes, traffic mix, supply chain pipeline issues and significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year. The fourth quarter average train speed improved by 8% compared to the same period of 2010. Average train speed was 22.7 miles per hour in 2010, a decline of 11%, from 25.4 miles per hour in 2009. This decline was primarily due to increased volumes, traffic mix, and supply chain pipeline issues.

Average terminal dwell, the average time a freight car resides in a terminal, improved by 7% in 2011 to 19.9 hours, from 21.4 hours in 2010. In addition to the year-over-year improvements in terminal dwell, we realized a 20% reduction in the fourth quarter of 2011 compared to the same period of 2010, a record for CP. Average terminal dwell improved by 2% in 2010 when compared to 2009. These improvements were primarily due to programs supporting the execution of our IOP designed to improve asset velocity and a continued focus on the storage of surplus cars.

Car miles per car day were 160.1 in 2011, relatively flat compared to 159.4 in 2010. This was primarily due to poor operating fluidity due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year and was partially offset by various initiatives in the design and execution of our IOP focused on improving asset velocity. Our fourth quarter car miles per car day improved 20% compared to the same period in 2010, this was a record for CP. Car miles per car day were 159.4 in 2010, an increase of 12% from 142.6 in 2009. This increase was primarily due to various initiatives in the design and execution of our IOP focused on improving asset velocity.

Fuel efficiency declined by 1% in 2011 compared to 2010. This decline was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year. This decline was partially offset by the new fuel savings technology introduced on over 260 locomotives and continued focus on fuel conservation programs including idle reduction and train handling practices. Our fourth quarter fuel efficiency improved 3% compared to the same period of 2010. Fuel efficiency improved by 2% in 2010 compared with 2009. This improvement was primarily due to new fuel saving technology introduced on 200 locomotives and continued focus on fuel conservation programs including idle reduction and train handling practices.

Average train weight improved 1% to 6,593 tons in 2011 compared to 2010. This improvement was primarily due to our continued implementation of the long-train strategy in the bulk franchise. This was a record for CP. Average train weight improved in 2010 by 103 tons or 2% from 2009. This improvement was primarily due to increased traffic volumes and management’s strategy of consolidating and running longer, heavier trains.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

Average train length was relatively flat year over year. Average train length increased in 2010 by 52 feet or 1% from 2009. This increase was primarily due to increased traffic volumes and management’s strategy of consolidating and running longer, heavier trains.

Locomotive productivity, as measured by daily average GTMs per active horse power, decreased in 2011 by 6% from 2010. This decrease was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year. Locomotive productivity decreased in 2010 by 10.8 or 6% from 2009. The decrease in 2010 was mainly due to increased traffic volumes and supply chain issues.

Employee productivity, as measured by million GTMs per expense employee, was unchanged in 2011, compared to 2010. Employee productivity increased in 2010 by 14% from 2009. The increase was primarily due to management’s strategy of consolidating and running longer, heavier trains.

4.9 Franchise Investment

Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals), locomotives, IT, and freight cars and other equipment. On an accrual basis, we invested approximately $2.6 billion in our core assets from 2009 to 2011, with annual capital spending over this period averaging approximately 18% of revenues. This included approximately $1.8 billion invested in track and roadway, $0.3 billion in rolling stock, $0.2 billion in other equipment, $0.2 billion in IT and $0.1 billion in buildings.

4.9.1 Locomotive Fleet

Our road locomotive fleet is comprised largely of high-adhesion alternating current (“AC”) locomotives, which are fuel efficient and have superior adhesion and haulage capacity best suited to CP’s network, grades and profile of our book of business. Our locomotive fleet now includes 797 AC locomotives. While AC locomotives represent approximately 64% of our road-freight locomotive fleet, they handle approximately 84% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance.

The following is a synopsis of our owned and leased locomotive fleet:

Number of Locomotives

(owned and long-term leased)	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total
0-5	201	—	2	—	203
6-10	274	—	—	—	274
11-15	239	—	—	—	239
16-20	83	—	—	—	83
Over 20	—	456	267	188	911

Total	797	456	269	188	1,710

4.9.2 Railcar Fleet

We own, lease or manage approximately 58,100 freight cars. Approximately 17,000 are owned by CP, approximately 6,700 are hopper cars owned by Canadian federal and provincial government agencies, approximately 14,900 are leased on a short-term basis and 19,500 are held under long-term leases. Short-term leases on approximately 8,000 cars are scheduled to expire during 2012, and the leases on approximately 6,700 additional cars are scheduled to expire before the end of 2016.

Our covered hopper car fleet, used for transporting regulated grain, consists of owned, leased and managed cars. A portion of the fleet used to transport export grain is leased from the Government of Canada, with whom we completed an operating agreement in 2007.

4.10 Business Risks and Enterprise Risk Management

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. CP’s Enterprise Risk Management (“ERM”) program targets strategic risk areas to determine additional prevention or mitigation plans that can be undertaken to either reduce risk or enable

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

opportunities to be realized. The ERM process instils discipline in the approach to managing risk at CP and has been a contributing factor in providing focus on key areas. CP has managed to mitigate a number of strategic business risks using this focused approach.

The risks and our enterprise risk management are discussed in more detail in Section 21, Business Risks in our MD&A, which section is incorporated by reference herein.

4.11 Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2011, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.

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

4.12 Safety

Safety is a key priority for our management and Board of Directors. Our two main safety indicators, personal injuries and train accidents, follow strict U.S. FRA reporting guidelines. CP strives to continually improve its safety performance through key strategies and activities such as training and technology.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.86 in 2011, 1.67 in 2010 and 1.92 in 2009. The increase in 2011 was primarily due to a higher number of minor injuries. The FRA train accident rate for CP in 2011 was 1.85 accidents per million train-miles, compared with 1.65 in 2010 and 1.81 in 2009. The increase in 2011 was primarily due to difficult operating conditions in the first half of the year.

Our Safety, Operations and Environment Committee provides ongoing focus, leadership, commitment and support for efforts to improve the safety of our operations as well as the safety and health of our employees. The committee is comprised of all of the most senior representatives from our different operations departments and is a key component of safety governance at CP. Our Safety Framework governs the safety management process, which involves more than 1,000 employees in planning and implementing safety-related activities. This management process, combined with planning that encompasses all operational functions, ensures a continuous and consistent focus on safety.

4.13 Environmental Protection

We have implemented a comprehensive Environmental Management System, which uses the five elements of the ISO 14001 standard – policy, planning, implementation and operation, checking and corrective action, and management review – as described below.

4.13.1 Policy

We have adopted an Environmental Protection Policy and continue to develop and implement policies and procedures to address specific environmental issues and reduce environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.

We are a partner in Responsible Care®, an initiative of the Chemistry Industry Association of Canada and the American Chemistry Council in the U.S., an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care® involves a public commitment to continually improve the industry’s environmental, health and safety performance. We successfully completed our first Responsible Care® external verification in June 2002 and were granted “Responsible Care® practice-in-place” status. We were successfully re-verified in 2005, in 2008 and we are scheduled to be re-verified in 2012.

Canadian Pacific • 2011 AIF

SECTION 4: DESCRIPTION OF THE BUSINESS

4.13.2 Planning

We prepare an annual Corporate Environmental Plan and an Operations Environmental Plan, which include details of our environmental goals and targets as well as high-level strategies. These plans are used by various departments to integrate key corporate environmental strategies into their business plans.

4.13.3 Implementation and Operation

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

4.13.4 Environmental Contamination

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over a period of approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be US$23 million.

4.13.5 Checking and Corrective Action

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

4.13.6 Management Review

Our Board of Directors’ Safety, Operations and Environment Committee conducts a semi-annual comprehensive review of environmental issues. An Environmental Lead Team, which is comprised of senior leaders of our Real Estate, Legal Services, Sales and Marketing, Finance, Operations, Supply Services, and Safety and Environmental Services departments, meets quarterly to review environmental matters.

4.13.7 Expenditures

We spent $38 million in 2011 for environmental management, including amounts spent on ongoing operations, fuel conservation, capital upgrades and remediation.

4.14 Insurance

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

4.15 Competitive Conditions

For a discussion of CP’s competitive conditions in which we operate, please refer to the subsection titled Competition under Section 21, Business Risks in our MD&A, which subsection is incorporated by reference herein.

Canadian Pacific • 2011 AIF

SECTION 5: DIVIDENDS

5.1 Declared Dividends and Dividend Policy

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date
$0.3000	March 30, 2012	April 30, 2012
$0.3000	December 30, 2011	January 30, 2012
$0.3000	September 30, 2011	October 31, 2011
$0.3000	June 24, 2011	July 25, 2011
$0.2700	March 25, 2011	April 25, 2011
$0.2700	December 31, 2010	January 31, 2011
$0.2700	September 24, 2010	October 25, 2010
$0.2700	June 25, 2010	July 26, 2010
$0.2475	March 26, 2010	April 26, 2010
$0.2475	December 31, 2009	January 25, 2010
$0.2475	September 25, 2009	October 26, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	March 27, 2009	April 27, 2009

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

Canadian Pacific • 2011 AIF

SECTION 6: CAPITAL STRUCTURE

6.1 Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2011, no First or Second Preferred Shares had been issued.

1)	The rights, privileges, restrictions and conditions attaching to the Common Shares are as follows:

a)	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by CP’s Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Company.

c)	Voting Rights: The holders of the Common Shares will be entitled to receive notice of and to attend all annual and special meetings of the shareholders of the Company and to one (1) vote in respect of each Common Share held at all such meetings, except at separate meetings of or on separate votes by the holders of another class or series of shares of the Company.

2)	The rights, privileges, restrictions and conditions attaching to the First Preferred Shares are as follows:

a)	Authority to Issue in One or More Series: The First Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of First Preferred Shares.

b)	Voting Rights: The holders of the First Preferred Shares will not be entitled to receive notice of or to attend any meeting of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c)	Limitation on Issue: The Board may not issue any First Preferred Shares if by so doing the aggregate amount payable to holders of First Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d)	Ranking of First Preferred Shares: The First Preferred Shares will be entitled to priority over the Second Preferred Shares and the Common Shares of the Company and over any other shares ranking junior to the First Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of any liquidation, dissolution or winding up of the Company or other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs.

e)	Dividends Preferential: Except with the consent in writing of the holders of all outstanding First Preferred Shares, no dividend can be declared and paid on or set apart for payment on the Second Preferred Shares or the Common Shares or on any other shares ranking junior to the First Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of First Preferred Shares outstanding has been declared and paid or set apart for payment.

3)	The rights, privileges, restrictions and conditions attaching to the Second Preferred Shares are as follows:

a)	Authority to Issue in One or More Series: The Second Preferred Shares may at any time or from time to time be issued in one or more series. Subject to the following provisions, the Board may by resolution fix from time to time before the issue thereof the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series of Second Preferred Shares.

Canadian Pacific • 2011 AIF

SECTION 6: CAPITAL STRUCTURE

b)	Voting Rights: The holders of the Second Preferred Shares will not be entitled to receive notice of or to attend any meetings of the shareholders of the Company and will not be entitled to vote at any such meeting, except as may be required by law.

c)	Limitation on Issue: The Board may not issue any Second Preferred Shares if by so doing the aggregate amount payable to holders of Second Preferred Shares as a return of capital in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up its affairs would exceed $500,000,000.

d)	Ranking of Second Preferred Shares: The Second Preferred Shares will be entitled to priority over the Common Shares of the Company and over any other shares ranking junior to the Second Preferred Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company or any other distribution of the assets of the Company among its shareholders for the purpose of winding up of its affairs.

e)	Dividends Preferential: Except with the consent in writing of the holders of all outstanding Second Preferred Shares, no dividend can be declared and paid on or set apart for payment on the Common Shares or on any other shares ranking junior to the Second Preferred Shares unless and until all dividends (if any) up to and including any dividend payable for the last completed period for which such dividend is payable on each series of Second Preferred Shares outstanding has been declared and paid or set apart for payment.

6.2 Security Ratings

The following information relating to the Company’s credit ratings is provided as may relate to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing. A reduction in the current rating on the Company’s debt by its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and/or its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and/or the associated costs of, (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms and (iii) ability to self-insure certain leased or financed rolling stock assets as per common industry practice.

The Company’s debt securities are rated by three approved rating organizations – Moody’s Investors Service, Inc., Standard & Poor’s Corporation and Dominion Bond Rating Service Limited. Currently, our securities are rated as Investment Grade, shown in the table below:

Approved Rating Organization	Long-Term Debt Rating
Moody’s Investors Service	Baa3
Standard & Poor’s Corporation	BBB-
Dominion Bond Rating Service	BBB (low)

Canadian Pacific • 2011 AIF

SECTION 6: CAPITAL STRUCTURE

The ratings provided by each of Standard & Poor’s Corporation, Moody’s Investors Service and Dominion Bond Rating Service have a stable outlook.

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

The following table summarizes rating categories for respective rating agencies:

Moody’s Investors Service	Standard & Poor’s	Dominion Bond Rating Service
Aaa	AAA	AAA
Aa1 Aa2 Aa3	AA+ AA AA-	AA(high) AA AA(low)	High Investment Grade
A1 A2 A3	A+ A A-	A(high) A A(low)
Baa1 Baa2 Baa3	BBB+ BBB BBB-	BBB(high) BBB BBB(low)	Investment Grade
Ba1 Ba2 Ba3	BB+ BB BB-	BB(high) BB BB(low)
B1 B2 B3	B+ B B-	B(high) B B(low)	Below Investment Grade
Caa	CCC	CCC
Ca	CC	CC
C	C	C

Canadian Pacific • 2011 AIF

SECTION 7: MARKET FOR SECURITIES

7.1 Stock Exchange Listings

The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.

7.2 Trading Price and Volume

The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2011:

Toronto Stock Exchange Month	Opening Price per Share ($)	High Price per Share ($)	Low Price per Share ($)	Closing Price per Share ($)	Volume of Shares Traded
January	65.71	69.48	63.98	67.17	8,224,834
February	67.15	68.04	64.53	65.94	6,593,948
March	66.11	66.22	61.04	62.32	15,108,139
April	62.36	63.40	59.60	62.75	10,296,421
May	62.94	63.66	58.78	61.40	12,755,665
June	61.05	61.28	57.09	60.17	9,782,995
July	60.63	61.58	58.00	61.01	11,419,729
August	60.50	60.67	53.62	56.24	17,233,572
September	56.34	56.55	46.01	50.52	15,912,432
October	50.10	65.86	47.58	61.61	23,730,542
November	60.00	63.34	56.82	61.46	14,972,166
December	61.58	69.45	60.61	69.01	11,713,237

The following table provides the monthly composite trading information for our Common Shares on the New York Stock Exchange during 2011:

New York Stock Exchange Month	Opening Price per Share ($)	High Price per Share ($)	Low Price per Share ($)	Closing Price per Share ($)	Volume of Shares Traded
January	65.29	69.92	63.88	67.13	8,314,500
February	67.67	69.07	65.64	67.98	5,720,743
March	68.12	68.12	61.97	64.34	17,421,834
April	64.55	66.48	61.57	66.24	11,028,707
May	66.42	66.99	60.34	63.51	10,349,303
June	63.04	63.21	58.13	62.32	12,485,224
July	62.30	64.78	60.61	63.86	12,010,602
August	64.40	64.61	54.20	57.42	22,841,542
September	57.59	58.06	44.74	48.09	29,267,747
October	47.34	66.20	44.98	61.88	56,468,424
November	59.23	62.54	55.31	60.18	18,442,407
December	60.42	68.12	59.62	67.67	16,593,665

Canadian Pacific • 2011 AIF

SECTION 8: DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.

8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within the Preceding Five Years (1)	Year of Annual Meeting at which Term of Office Expires (Director Since)
J.E. Cleghorn, O.C., F.C.A.(3)	Chairman, Canadian Pacific Railway Limited and	2012
Toronto, Ontario, Canada	Canadian Pacific Railway Company	(2001)

T.W. Faithfull(3)(4)(5)	Retired President and Chief Executive Officer	2012
Oxford, Oxfordshire, England	Shell Canada Limited (integrated oil and gas company)	(2003)

R.L. George(5)(6)	Chief Executive Officer	2012
Calgary, Alberta, Canada	Suncor Energy Inc. (integrated energy company)	(2011)

F.J. Green(4)	President and Chief Executive Officer, Canadian	2012
Calgary, Alberta, Canada	Pacific Railway Limited and Canadian Pacific Railway Company	(2006)

E.L. Harris(4)(6)	Retired Executive Vice President and Chief Operations	2012
Spring Lake, Michigan, U.S.A.	Officer, Canadian Pacific Railway Limited	(2011)

K.T. Hoeg, C.A.(2)(6)	Former President and Chief Executive Officer of	2012
Toronto, Ontario, Canada	Corby Distilleries Limited (marketer and seller of spirits and wine)	(2007)

T.L. Ingram(4)(5)	Former Executive Vice President and Chief Operating	2012
Jacksonville, Florida, U.S.A.	Officer, CSX Transportation Inc. (class 1 railroad)	(2011)

R. C. Kelly(2)(3)(4)	Retired Chairman and Chief Executive Officer	2012
Denver, Colorado, U.S.A.	Xcel Energy Inc. (a utility supplier of electric power and natural gas service)	(2008)

The Hon. J.P. Manley, O.C.(2)(3)(6)	President and Chief Executive Officer, Canadian	2012
Ottawa, Ontario, Canada	Council of Chief Executives (non-profit public policy, consultation and advocacy organization)	(2006)

L.J. Morgan(2)(4)	Partner, Nossaman LLP (law firm)	2012
Bethesda, Maryland, U.S.A.		(2006)

M. Paquin(4)(5)	President and Chief Executive Officer, Logistec	2012
Montreal, Quebec, Canada	Corporation (international cargo-handling company)	(2001)

M.E.J. Phelps, O.C.(3)(5)(6) West Vancouver, B.C., Canada	Chairman, Dornoch Capital Inc. (private investment company)	2012 (2001)

R. Phillips, O.C., S.O.M., F.Inst.P. (2)(3)(6)	Retired President and Chief Executive Officer,	2012
Regina, Saskatchewan, Canada	IPSCO Inc. (steel manufacturing company)	(2001)

D.W. Raisbeck(5)(6)	Retired Vice-Chairman, Cargill Inc. (producer	2012
Sanibel, Florida, U.S.A	and marketer of agricultural, financial and industrial products)	(2009)

H.T. Richardson, C.M., O.M.(2)(4)	President and Chief Executive Officer, James	2012
Winnipeg, Manitoba, Canada	Richardson & Sons, Limited (privately owned corporation)	(2006)

Canadian Pacific • 2011 AIF

SECTION 8: DIRECTORS AND OFFICERS

Notes:

(1)	J.E. Cleghorn was Chairman of the Board of SNC-Lavalin Group from May 2002 until May 2007. K.T. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited from October 1996 to February 2007. R.C. Kelly was Chairman and Chief Executive Officer of Xcel Energy Inc. from September 2009 until September 2011, and was its Chairman of the Board, President and Chief Executive Officer from December 2005 until September 2009. The Hon. J.P. Manley was counsel at the law firm of McCarthy Tetrault LLP from May 2004 until December 2009. L.J. Morgan was Of Counsel (from February 2010 until September 2011), and before that a Partner (from September 2003 until February 2010), at the U.S. law firm of Covington & Burling LLP. D.W. Raisbeck was Vice-Chairman of Cargill Inc. from 1999 to 2009.
(2)	Member of the Audit, Finance and Risk Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Safety, Operations and Environment Committee.
(5)	Member of the Management Resources and Compensation Committee.
(6)	Member of the Pension Committee.

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

Canadian Pacific • 2011 AIF

SECTION 8: DIRECTORS AND OFFICERS

8.3 Senior Officers

As at March 5, 2012, the following were executive officers of CP:

Name and municipality of residence	Position held	Principal occupation within the preceding five years
J. E. Cleghorn, O.C., F.C.A. Toronto, Ontario, Canada	Chairman	Chairman, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chairman, SNC-Lavalin Group Inc. (international engineering and construction firm)

F. J. Green Calgary, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

J. M. Franczak Calgary, Alberta, Canada	Executive Vice- President and Chief Operations Officer

Executive Vice-President and Chief Operations Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President Operations, Canadian Pacific Railway Company and Canadian Pacific Railway Limited;

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

K. B. McQuade Mesquite, Nevada, U.S.A.	Executive Vice- President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Information Officer, Norfolk Southern Corporation

J. A. O’Hagan Calgary, Alberta, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Senior Vice-President, Marketing and Sales and Chief Marketing Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Senior Vice-President, Strategy and Yield, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Strategy and External Affairs, Canadian Pacific Railway Company; Vice-President, Strategy, Research and New Market Development, Canadian Pacific Railway Company

Canadian Pacific • 2011 AIF

SECTION 8: DIRECTORS AND OFFICERS

Name and municipality of residence	Position held	Principal occupation within the preceding five years
D. B. Campbell Calgary, Alberta, Canada	Senior Vice-President, Strategy and Financial Planning	Senior Vice-President Strategy and Financial Planning, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Finance, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President, Corporate Planning, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Business Planning and Development, Canadian Pacific Railway Company

B. W. Grassby Calgary, Alberta, Canada	Senior Vice-President, Finance	Senior Vice-President Finance, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Senior Vice-President Finance and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Acting Chief Financial Officer and Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited

J. D. Kampsen Calgary, Alberta, Canada	Vice-President and Comptroller	Vice-President and Comptroller, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Director of Finance, FedEx Corporation

M. G. Allison Calgary, Alberta, Canada	Vice-President and Treasurer	Vice-President and Treasurer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President and Treasurer, Suncor Energy, Inc.; Vice-President Process Integration, Suncor Energy Inc.; Vice-President Business Services - Natural Gas & Renewable Energy, Suncor Energy Inc.

P. J. Edwards Calgary, Alberta, Canada	Vice-President, Human Resources and Industrial Relations	Vice-President Human Resources and Industrial Relations, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Human Resources, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Human Resources, Canadian National Railway Company

P. A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Vice-President, Law and Risk Management	Vice-President, Law and Risk Management, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Assistant Vice-President Legal Services, Canadian Pacific Railway Company

K. L. Fleming Calgary, Alberta, Canada	Corporate Secretary	Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Associate Corporate Secretary, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Legal Counsel Labour & Employment Coordinator, Canadian Pacific Railway Company

Canadian Pacific • 2011 AIF

SECTION 8: DIRECTORS AND OFFICERS

8.4 Shareholdings of Directors and Officers

As at December 31, 2011, the directors and executive officers of CPRL owned or controlled a total of 122,465 shares representing approximately 0.07% of the outstanding shares at that date 169,993,842.

Canadian Pacific • 2011 AIF

SECTION 9: LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. There are no significant legal proceedings currently in progress.

Canadian Pacific • 2011 AIF

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

Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the U.S.

Requests for information should be directed to:

Computershare Investor Services Inc.

100 University Avenue, 9th Floor

Toronto, Ontario Canada

M5J 2Y1

Canadian Pacific • 2011 AIF

SECTION 11: INTERESTS OF EXPERTS

Deloitte & Touche LLP, Independent Registered Chartered Accountants, Calgary, Alberta, was appointed as the Company’s external auditor on May 12, 2011 and have issued their audit opinion dated February 28, 2012, in respect of the Company’s consolidated financial statements as of and for the year ended December 31, 2011.

Deloitte & Touche LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and are independent within the meaning of the rules of the Securities Act of 1933, as amended, and the applicable rules and regulations adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

The Company’s former independent auditors were PricewaterhouseCoopers LLP, Chartered Accountants. PricewaterhouseCoopers LLP has issued an independent auditor’s report dated February 24, 2011 on the consolidated balance sheet of the Company as at December 31, 2010 and the consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the two years in the period ended December 31, 2010. PricewaterhouseCoopers LLP has advised that they were independent with respect to CP within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and within the meaning of Public Company Accounting Oversight Board Rule 3520, Auditor Independence.

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

12.1 Composition of the Audit, Finance and Risk Committee and Relevant Education and Experience

The following individuals comprise the entire membership of the Audit, Finance and Risk Committee (“the Committee”).

K. T. Hoeg – Ms. Hoeg is the former President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine, a position that she held from October 1996 to February 2007. She is currently a director of Imperial Oil Limited, Sun Life Financial Inc., Shoppers Drug Mart Corporation, Ganong Bros. Limited and Samuel, Son & Co., Limited. She is also on the Board of the Toronto East General Hospital. Ms. Hoeg is a Chartered Accountant (1982) and holds a B.Sc. from McMaster University, and a B.Com. and an M.Sc. from the University of Windsor.

R. C. Kelly (Chair) – Mr. Kelly is the Retired Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He held that position from September 2009 until retirement in September 2011. From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer; from June to mid-December 2005 he served as President and Chief Executive Officer; and previous to that he served as Chief Financial Officer. Mr. Kelly is Chairman of the Board of Trustees, Regis University. Mr. Kelly earned both an M.B.A. and a bachelor’s degree in accounting from Regis University.

The Hon. J. P. Manley – Mr. Manley is President and Chief Executive Officer of the Canadian Council of Chief Executives. He has held that position since January 2010. From May 2004 to December 2009 he was counsel at the law firm of McCarthy Tétrault LLP. He is a director of Canadian Imperial Bank of Commerce, CAE Inc. and a director and Board Chair of Optosecurity Inc. (a private company). In addition, Mr. Manley serves on the Boards of MaRS Discovery District, National Arts Center Foundation, CARE Canada, The Conference Board of Canada and the Institute for Research on Public Policy. In October 2007 he was appointed by the Prime Minister to Chair the Independent Panel on Canada’s role in Afghanistan. Mr. Manley was previously the Member of Parliament for Ottawa South from November 1988 to June 2004. As a Member of Parliament, Mr. Manley also held various positions in the Canadian Federal Government, including Deputy Prime Minister of Canada from January 2002 to December 2003, Minister of Finance from June 2002 to December 2003, Minister of Foreign Affairs from October 2000 to January 2002 and Minister of Industry prior thereto. He graduated from Carleton University with a B.A. and from the University of Ottawa with an LL.B. He was granted the designation C.Dir (Chartered Director) by McMaster University in 2006.

L. J. Morgan – Ms. Morgan is a Partner at Nossaman LLP, a premier transportation infrastructure law firm based in the United States, where she plays a key role in the firm’s transportation and public policy practices. Prior to joining Nossaman in September of 2011, she was Of Counsel, and before that a Partner, at Covington & Burling LLP, a United States based international law firm, where she chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Centre and the Business Advisory Committee for Northwestern University’s Transportation Centre. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. Ms. Morgan has been granted the honour of Recognition in Chambers – USA, Best Lawyers in America, and SuperLawyers for outstanding legal counsel in the transportation sector. She graduated from Vassar College with an A.B. and the Georgetown University Law Centre with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

R. Phillips – Mr. Phillips is the Retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from February 1982 until his retirement in December 2001. He is currently a director of Cliffs Natural Resources. Mr. Phillips is a Fellow of the Institute of Physics and a Member of the Canadian Association of Physicists. He is also President of La Sauciere Investments Inc., a private company. He was appointed an Officer of the Order of Canada in 1999 and was presented with the Saskatchewan Order of Merit in 2002. He graduated from McGill University in Montreal with a B.Sc. in Physics and Mathematics.

H.T. Richardson – Mr. Richardson is President and Chief Executive Officer of James Richardson & Sons, Limited, a privately owned corporation involved in the international grain trade, real estate, oil and gas development, financial services, and private equity investments. He has held that position since April 1993. Mr. Richardson is a director of GMP Capital Inc. and Zalicus Inc. He is Chairman of the Canadian Council of Chief Executives; Past Chairman of the Business Council of Manitoba; Co-Chairman of TransCanada Trail Foundation; and Chairman of the Board of Governors for The Duke of Edinburgh’s Award Charter for Business. Mr. Richardson’s other affiliations include: The World Economic Forum, Global Leaders of Tomorrow, and the Young President’s Organization. He is involved in a number of charitable endeavours and community organizations. He graduated from the University of Manitoba in

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

Winnipeg with a B.Com. (Hons.). The University of Manitoba conferred upon Mr. Richardson the honorary degree of Doctor of Laws in 2004. He was appointed to the Order of Canada in 2007 and to the Order of Manitoba in 2008.

Each of the aforementioned committee members has been determined by the board to be independent and financially literate within the meaning of National Instrument 52-110.

12.2 Pre-Approval of Policies and Procedures

The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by our independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by our independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. Our Senior Vice-President, Finance must submit to the Committee at least quarterly a report of all services performed or to be performed by our independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by our independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. Our independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Chief Internal Auditor monitors compliance with this policy.

12.3 Audit, Finance and Risk Committee Charter

The term “Corporation” herein shall refer to each of Canadian Pacific Railway Limited (“CPRL”) and Canadian Pacific Railway Company (“CPRC”), and the terms “Board,” “Directors”, “Board of Directors” and “Committee” shall refer to the Board, Directors, Board of Directors, or Committee of CPRL or CPRC, as applicable.

A. Committee and Procedures

1.	Purpose

The purposes of the Audit, Finance and Risk Committee (the “Committee”) of the Board of Directors of the Corporation are to fulfill applicable public company audit committee legal obligations and to assist the Board of Directors in fulfilling its oversight responsibilities in relation to the disclosure of financial statements and information derived from financial statements, and in relation to risk management matters including:

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

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

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

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

12.	Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee’s responsibilities that lawfully may be delegated.

13.	Report to Shareholders

The Committee shall prepare a report to shareholders or others, concerning the Committee’s activities in the discharge of its responsibilities, when and as required by applicable laws or regulations.

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

15.	Use of Outside Legal, Accounting or Other Advisers; Appropriate Funding

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

The Committee shall:

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

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

Management’s/Internal Auditors’ Reports on External Audit Issues

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

(v)	the external auditors’ judgment about the quality, not just the acceptability, of the accounting principles applied in the Corporation’s financial reporting;

d)	following such review with management and the external auditors, recommend to the Board of Directors whether to approve the audited annual financial statements of the Corporation and the related Management’s Discussion and Analysis, and report to the Board on the review by the Committee of the information derived from the financial statements contained in the Annual Information Form and Annual Report;

Interim Financial Statements and MD&A

e)	review with management, the internal auditors and the external auditors the Corporation’s interim financial statements and its interim Management’s Discussion and Analysis, and if thought fit, approve the interim financial statements and interim Management’s Discussion and Analysis and the public release thereof by management;

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

Earnings Releases, Earnings Guidance

f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and that the Committee need not discuss in advance each earnings release or each instance in which the Corporation discloses earnings guidance or other financial information; and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

Material Litigation, Tax Assessments, Etc.

g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with legal and regulatory requirements;

Oversight of External Auditors

h)	subject to applicable law relating to the appointment and removal of the external auditors, be directly responsible for the appointment, retention, termination, compensation and oversight of the external auditors; and be responsible for the resolution of disagreements between management and the external auditors regarding financial reporting;

Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law; and consider whether there should be a regular rotation of the external audit firm itself;

External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

External Auditors’ Independence

k)	review and discuss, at least annually, with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

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

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

Policies Regarding Hiring of External Auditors’ Employees, Former Employees

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

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

Separate Meetings with External Auditors, Internal Audit, Management

u)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter that they recommend bringing to the attention of the full Board;

Finance

v)	review all major financings, including financial statement information contained in related prospectuses, information circulars, etc., of the Corporation and its subsidiaries and annually review the Corporation’s financing plans and strategies;

w)	review management’s plans with respect to Treasury operations, including such items as financial derivatives and hedging activities;

Risk

x)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

y)	review management’s program to obtain appropriate insurance to mitigate risks;

Terms of Reference and Performance Evaluation of Committee

z)	review and reassess the adequacy of these Terms of Reference at least annually, and otherwise as it deems appropriate, and recommend changes to the Board. The Committee shall also undertake an annual evaluation of the Committee’s performance.

Other

aa)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate.

bb)	Report regularly to the Board of Directors on the activities of the Committee.

August 5, 2011

Canadian Pacific • 2011 AIF

SECTION 12: AUDIT, FINANCE AND RISK COMMITTEE

12.4 Audit and Non-Audit Fees and Services

Deloitte & Touche LLP (“Deloitte”) was appointed as the independent public auditor of the Company in May 2011 for fiscal year 2011. Prior to May 2011, and for fiscal years prior to 2011, PricewaterhouseCoopers LLP (“PWC”) was the independent public auditor of the Company.

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the audit committees of the Company must pre-approve all audit and non-audit services to be provided by the independent auditors.

Fees payable for the years ended December 31, 2011, and December 31, 2010, totaled $2,525,500 and $2,525,200, respectively, as detailed in the following table:

	Deloitte(1)	PWC(2)	Total	Total(3)
For the year ended December 31	2011	2011	2011	2010
Audit Fees	$1,612,600	$56,200	$1,668,800	$1,795,600
Audit-Related Fees	251,000	100,500	351,500	388,400
Tax Fees	50,000	155,200	205,200	341,200
All Other Fees	300,000	—	300,000	—

TOTAL	$2,213,600	$311,900	$2,525,500	$2,525,200

(1)	Includes fees paid to Deloitte for the fiscal year ended December 31, 2011 beginning after the appointment of Deloitte as principal auditor in May 2011.
(2)	Includes fees paid to PWC for the fiscal year ended December 31, 2011 up to the appointment of Deloitte as principal auditor in May 2011.
(3)	Includes fees paid to PWC for the fiscal year ended December 31, 2010.

The nature of the services provided under each of the categories indicated in the table is described below:

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

12.4.4 All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These services consisted of services in connection with our business interruption and property damage claim.

Canadian Pacific • 2011 AIF

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

Canadian Pacific • 2011 AIF

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

This information is also available on our website at www.cpr.ca.

Canadian Pacific • 2011 AIF

NETWORK MAP

1	Chairman’s Letter to Shareholders
2	Chief Executive Officer’s Letter to Shareholders
3	Management’s Discussion and Analysis
55	Financial Statements
100	Five-Year Summary
102	Shareholder Information
104	Directors and Committees
105	Senior Officers of the Company

CHAIRMAN’S LETTER TO SHAREHOLDERS

The Board of Directors recognizes that strong and experienced leadership is critical to drive shareholder value and to advance the best interests of Canadian Pacific’s investors, its employees, its customers and all other stakeholders.

CP’s independent Board is composed of directors with extensive, relevant experience in railroads and complementary industries including energy, natural resources, food and agriculture, as well as leaders from the fields of law, government, banking and finance. During the past year, the Board was pleased to announce the addition of Rick George. Mr. George is the Chief Executive Officer of Suncor Energy, Canada’s largest integrated energy company, a position he has held since 1991. Rick has had significant experience with the rail industry, as Suncor is both a supplier of fuel to the industry and a shipper of petroleum products by rail.

In 2011, the Board also announced the addition of Tony Ingram and Ed Harris, seasoned railroad executives who served at four of the seven Class I railroads in North America and together bring over 80 years of rail experience. Mr. Ingram and Mr. Harris have joined the Safety, Operations and Environment Committee, tasked by the Board with monitoring the progress of the Multi-Year Plan developed by management and fully endorsed by the Board. The additions of Rick, Tony and Ed have significantly strengthened our Board, and we look forward to benefiting from their broad range of experience for many years to come.

Under the close oversight of the Board, CP’s management team has been aggressively and successfully executing on the Plan and its core pillars of driving volume growth, expanding network capacity to safely and efficiently support higher volumes, and controlling costs. The disciplined implementation has led to materially enhanced operational efficiency and further increased service quality and reliability, setting the stage for additional meaningful improvements of key operating and financial metrics going forward. These improvements will translate into enhanced value for shareholders.

The Board as well as the Safety, Operations and Environment Committee are encouraged by the Plan’s most recent successes and will continue to hold CP’s senior management fully accountable for reaching an Operating Ratio of 70 to 72 per cent for 2014 and delivering further improvements thereafter.

To ensure that we continue to fulfill our responsibility of advancing the interest of shareholders, we continue our director education program to further expand our knowledge of CP and the railway industry. Over the past year we have received regular reports and presentations involving the changing regulatory and business environment. We have also made site visits to enhance our first-hand knowledge of rail operations, including a tour of the world-class TTCI transportation research and testing facility focused on the transportation industry, which provides emerging technology solutions that are central to CP’s strategy and Multi-Year Plan. I want to thank the directors for their ongoing, high level of engagement, their commitment to the railroad as well as for the extensive time they spend on CP matters every year.

Even through a challenging operating environment in 2011, CP has made great strides in the areas of governance, management and operations. The Board believes that Pershing Square’s demand for management change would put at severe risk the significant forward momentum the Company is making on the Multi-Year Plan.

On behalf of the Board, I would like to extend our appreciation to Fred Green and his management team for aggressively and successfully implementing our Multi-Year plan and creating superior value for our shareholders and customers.

I also thank all employees of CP for their continued hard work and their unremitting commitment to safely delivering against our objectives, achieving new operational records, and setting new efficiency benchmarks.

Thank you for your continued support of CP.

Sincerely,

John E. Cleghorn, O.C., FCA

Chairman of the Board

March 5, 2012

2011 ANNUAL REPORT	1

CHIEF EXECUTIVE OFFICER’S LETTER TO SHAREHOLDERS

Canadian Pacific’s mission is to deliver value to our shareholders by aggressively and successfully executing on the Multi-Year Plan. CP’s Multi-Year Plan is built on three pillars: driving volume growth, expanding network capacity to safely and efficiently support higher volumes and controlling costs. In addition, the Company is implementing its Multi-Year Plan through a focus on the organization’s core beliefs: service, safety, productivity and efficiency, people and growth.

In 2011, CP’s management team, with oversight from the Board of Directors, made meaningful progress in all three pillars of the Multi-Year Plan and we are beginning 2012 with operating momentum, excellent service and a stronger, more resilient rail network.

In the first half of 2011, the Company experienced extraordinary and prolonged weather that disrupted service and fluidity throughout the network. Our first priority was to re-establish the reputation for service which underpins our price and growth plans, and we have done just that. In grain, we filled 100 per cent of planned orders during the fourth quarter and achieved 92 per cent overall on-time daily car spotting. In Intermodal, we delivered on-time transcontinental train performance over 90 per cent during the fourth quarter.

CP also made improvements over the course of 2011 in our operating metrics, which are a leading indicator of both reliable service and financial results. Active cars online showed an improvement of 14 per cent versus fourth-quarter 2010 while handling five per cent more gross ton miles. We ended the year with record metrics in:

☐	Fuel efficiency of 1.17 gallons per 1,000 GTMs, matching the best-ever fourth-quarter performance;

☐	Train weights, which set a new full-year record; and

☐	Car miles per car day and terminal dwell, both fourth-quarter records, showing improvements of 20 per cent from the previous year.

CP has made further improvements to its operating metrics in 2012. The improvements in these and other metrics are early evidence that our Multi-Year Plan is producing the desired results and we expect further improvements as the Plan progresses.

In 2011, the first year of CP’s post-recession multi-year capital program, we invested approximately $1.1 billion in our infrastructure. Under this program, we plan to invest between $1.1 and $1.2 billion in each of the next three years to deliver network improvements, locomotive upgrades and renewals, and enhanced information technology capability. The time, effort and capital invested in this program during 2011 contributed to CP achieving records in train weights, increased train speeds on our North Line and increased train lengths for export coal. These results are encouraging, but are only the first steps. We expect to see even greater operational and financial benefits as we deliver on years two, three and four of the capital program.

CP also finished the year with many successes in Marketing and Sales. During 2011, CP signed a number of commercial agreements with customers, terminal operators and ports that will drive supply chain improvement and enable growth. We have announced a new five-year agreement with Canadian Tire and a ten-year agreement with Canpotex. In addition, our scheduled grain program was successfully implemented in Canada.

CP is taking advantage of our network reach to expand markets for key bulk customers to meet Asian demand. We have used our Kansas City gateway and its Northeast U.S. destination points to extend our length of haul and increase revenue and profitability for oil and ethanol. Our successful market development activities have also enabled us to successfully take advantage of our access to the Bakken oil formation, the Marcellus gas formation and the Alberta oil sands area. As a result, CP is attracting new customers to invest in and ship energy-related products by rail. These products include crude oil, sulphur, fuels, diluents and materials key to the energy industry, such as frac sand and pipe. A key example of this kind of partnership is the recent announcement made by CP that it will be moving additional volumes of Bakken crude oil by unit train from the Van Hook logistics hub owned by the U.S. Development Group (USD), a high capacity facility that will become part of the largest crude by rail network in the US.

Given recent market successes and operating trends, in January we announced that we were able to narrow our operating ratio target for the next three years from the low 70s to 70-72 per cent, and we will not stop there — as the Company achieves its goals, we will set new targets. This team’s primary goal is to drive shareholder value by safely operating the business to realize our growth, service, and financial objectives.

Looking to 2012, CP expects to see continued strength in our operating performance and service reliability. These operating and service improvements are directly linked to the improved financial performance we expect starting in the first quarter of 2012. I would like to thank the employees of CP for their efforts in safely working through very challenging weather events in the first half of the year and delivering real operating improvements in the second half of 2011. We are already seeing the results of this hard work in 2012. In the year ahead, we are committed to delivering further operating improvement to drive enhanced financial performance and significant value for all stakeholders.

Sincerely,

Fred Green

President and Chief Executive Officer

March 5, 2012

2	2011 ANNUAL REPORT

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2011 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 15, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

March 5, 2012

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for 2011 and 2010 are against the results for 2010 and 2009, respectively. Unless otherwise indicated, all comparisons of results for the fourth quarter of 2011 are against the results for the fourth quarter of 2010.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. Rail and intermodal transportation services are provided over a network of approximately 14,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Our vision is to become the safest and most fluid railway in North America. Our objective is to create long-term value for our customers, shareholders and employees by disciplined execution of our Integrated Operating Plan (“IOP”); by executing on our Multi-Year Plan which enhances and supports our IOP; and by aligning all parts of the organization around our five core beliefs:

☐	Service: Reliable and consistent service is our product. We are committed to executing our IOP in order to meet and exceed the needs of our customers in a cost-effective manner.
☐

Safety: There is no job at CP that is so important that we can’t take the time to do it safely. Our comprehensive safety framework safeguards our employees, the communities we operate through, the environment and our customers’ freight enabling us to provide an effective transportation solution.

☐	Productivity and Efficiency: Based on a culture of continuous improvement and accountability, we are always looking for better, less costly, more reliable ways to operate our business.
☐	People: We pride ourselves in our well trained and knowledgeable team of railroaders. We are committed to executing the IOP and collaboratively working with our customers.
☐	Growth: We invest in our franchise to enhance productivity and service, which allows us to capitalize on growth opportunities with new and existing customers at low incremental cost.

2011 ANNUAL REPORT	3

Strategic Summary

We are taking a systematic approach to executing our strategy which is based on a disciplined execution of our IOP, the delivery of our Multi-Year Plan which supports the IOP and by ensuring clear accountabilities throughout the organization. CP’s Multi-Year Plan provides a clear blueprint with three key elements: driving volume growth, expanding network capacity to safely and efficiently support higher volumes and cost control. This strategy and related investments have set us firmly on track to deliver on our goal of bringing CP’s operating ratio down to 70% – 72% for 2014, and we will strive for continued improvement beyond 2014.

Integrated Operating Plan

The IOP is the foundation of our railway operations. All key aspects of the operation are scheduled to drive service reliability and on-time shipment performance. This encompasses road train operations, our First Mile-Last Mile program and all mechanical, engineering and other maintenance activities. The IOP continues to be enhanced through Lean continuous improvement, simplification and standardization of business processes and improved information systems. Our IOP is supported by a culture of accountability built on clear established metrics tied to each position in the organization and incentives tied to performance.

The underlying design principles of the IOP are:

☐	Velocity – keeping our assets moving through an efficient, scheduled 24/7 operation;

☐	Balance – train and car movements are balanced daily in each corridor, yard and terminal, which drives efficiencies and asset velocity; and

☐	Network – all aspects of the network’s operation are optimized to drive the best service, safety, productivity and efficiency outcome.

We are continuing to improve the IOP with the following multi-year programs:

First Mile-Last Mile – this program drives improvements in service, asset velocity and enables low-cost growth by reducing railcars and creating additional terminal capacity.

Scheduled Bulk – we continue to schedule our bulk train operations as part of our IOP. In grain, our efforts involve leveraging our grain elevator footprint by scheduling all aspects of our grain shipments, including First Mile-Last Mile switching and bulk unit train operations, all centered around a simplified network of origin grain hubs.

Long Trains – this program is driving increased train lengths; improving service, safety, productivity and efficiency.

It includes targeted infrastructure enhancements and the use of proprietary train marshaling software, which maximizes the use of distributed locomotive power.

Fuel Efficiency – this program targets year-over-year improvements in fuel efficiency and reduced emissions. It consists of the acquisition of new locomotives, the remanufacturing of older locomotives and using new technologies which improve train handling and reduces idling. This program is enhanced by the disciplined execution of the IOP, improving velocity and driving fleet productivity.

Locomotive Reliability Centres – we are consolidating the number of major locomotive repair facilities from eight to four highly efficient super shops which will result in improved maintenance capabilities, lower unit costs, reduced overheads and improved locomotive availability and reliability.

Markets

Our Multi-Year Plan is based on three major sources of growth: Asian demand for commodities; growth in energy production and North American economic growth.

Strong long-term fundamentals support our bulk commodities business as Asian economies develop, expand and diversify. We have 10-year contracts with both Teck for metallurgical coal and with Canpotex for export potash. We continue to develop our extensive grain network through expansions at existing high-throughput grain elevators, new elevator development and collaboration in planned expansion of oil seed processing.

In the energy sector, our franchise accesses the Bakken Oil Formation in North Dakota and Saskatchewan, the Alberta Industrial Heartland supporting the Oilsands, and the Marcellus Gas Formation in the northeastern U.S. and allows us to develop new long-haul markets. With the strong global demand for energy we are growing our shipments in crude oil, ethanol and energy-related inputs such as pipe and frac sand.

North American economic growth will result in additional opportunities in a number of lines of business, including intermodal, automotive and forest products. We are leveraging our relationships, capital investments and the disciplined execution of our IOP to enable growth in these markets. In addition, we continue to enhance our intermodal franchise by expanding on our co-location model and terminal network.

4	2011 ANNUAL REPORT

Investments

CP is committed to the renewal of its infrastructure and making investments for productivity and growth through network enhancements, locomotive upgrades and information technology (“IT”) renewal. During 2011, we completed the first year of our multi-year accelerated capital program.

Our network investment plans include investing $75 to $100 million to increase the productivity in our Western Corridor which supports approximately 40% of our volumes. Our targeted infrastructure investments supports the operation of longer trains and enables low-cost growth.

In addition, approximately $250 million in upgrades over the next few years are underway on CP’s North Line, running from Winnipeg, Manitoba to Edmonton, Alberta. This program will result in an increase in track speeds and will support productivity and growth in potash, grain, energy related products and intermodal. By upgrading this portion of the network, route miles for some shipments will be reduced by between 5% – 10%. This upgrade will provide operating flexibility, with a second routing option for traffic currently traversing over the more southerly mainline, improving overall service reliability and network speed.

In order to capitalize on growth in energy, agriculture and potash shipments, we are investing approximately $90 million in enhancements to our North/ South corridors in the U.S. Midwest. These upgrades will increase capacity, enhance routing flexibility and lift the efficiency on all the business that travels on these lines. Similar to the North Line improvements, the investments will enhance network resiliency facilitating increased train speeds, car miles per car day, fuel efficiency and reducing terminal dwell.

Managing the movement of assets and information is a critical business process. Our multi-year IT program includes upgrades to our Shipment management and SAP suites. Predictive technologies will become important to driving even more efficiencies in field operations. These planned multi-year system upgrades position CP to enhance labour productivity, improve asset management and provide better shipment visibility to all parties.

CP has deployed a series of strategies expected to deliver a 1% – 2% per year improvement in fuel efficiency. Our plans include: expanding the application of fuel trip optimizer technology that assist train crews in efficient train handling; remanufacturing a portion of our older yard and local locomotive fleet at a 3 for 4 replacement ratio; the introduction of new stop-start technology that will reduce cold weather idling; and the renewal of our mainline locomotive fleet. In addition to improved fuel efficiency, reduced emissions and enhanced service reliability, this program will result in a more homogeneous fleet, further enhancing shop productivity. The re-manufacturing of older units will enhance inter-operability allowing for further productivity gains.

Finance

To support the Multi-Year Plan, which includes an accelerated capital program, the Company has continued to focus its efforts on the balance sheet to provide financial flexibility and preserve its investment grade rating while maintaining a competitive dividend.

Over the last three years, we have made $1.85 billion of solvency deficit contributions of which $1.75 billion were voluntary pension prepayments to our main Canadian defined benefit pension plan in order to provide stability and reduce volatility of our future funding requirements. These pension prepayments are accretive to earnings and are tax efficient resulting in low cash taxes over the next several years.

Additional measures taken to mitigate our pension funding volatility include, reducing our asset allocation to public equities, increasing our asset/liability interest rate matching and implementing a dynamic de-risking plan that will further reduce our allocation to public equities as our funded ratio increases.

We have taken advantage of attractive interest rates and have tendered and refinanced a number of debt maturities by blending and extending them further into the future. As a result, we have no significant debt maturities over the next several years.

Principal sources of liquidity are generated from cash from operations and, where necessary, access to a recently negotiated $1 billion four year revolving credit agreement.

People

To successfully execute our strategy, Canadian Pacific is committed to investing in its people. We continue to promote an engaged and stable workforce through:

☐	an organizational structure that provides for clear accountability and alignment across all functions;

☐	an understanding and focus on our five core beliefs;

☐	selection and development of the right employee for a required role;

☐	training and appropriate resources for success; and

☐	appropriate salary and incentive program that rewards performance.

2011 ANNUAL REPORT	5

2011 Summary

The first half of 2011 was challenging as CP experienced significant disruptions to its operations across our network. These disruptions were mainly due to unusually severe winter weather and the impact of subsequent flooding, in one case causing a mainline outage lasting for three weeks. These extraordinary conditions resulted in slower train speeds, reduced productivity and asset velocity and lower than expected volumes in the first half of the year. Our priority was to re-establish our reputation for service which underpins our price and growth plans.

In the second half of the year, we successfully reset our network. There was a strong focus on rebuilding our customer confidence, through improved service reliability. Despite these challenges, we were able to complete our planned capital program in 2011. Our continued work on building new sidings and extending our current ones to support our long-train strategy paid dividends; CP set a new full-year record in train weights. In addition, we set full year records in both terminal dwell and car miles per car day as a result of implementing our First Mile-Last Mile program in Canada. We expect further improvements as we continue to tighten standards in Canada and roll out the program in the U.S. We completed the second phase of our Locomotive Reliability Centre strategy, which will reduce the number of major locomotive repair facilities from eight to four highly efficient super shops with improved repair capabilities. These improved efficiencies will allow us to do more with less and to reduce our asset pools and associated costs.

CP has signed several commercial agreements with customers, terminal operators and ports that will drive improvements in supply chain performance. In early 2012, we announced a new five-year agreement with Canadian Tire and a ten-year agreement with Canpotex. In addition, CP has worked with its customers, leveraging technology to enhance car request management and implementing new productivity tools. Our scheduled grain program has been successfully implemented in Canada and the U.S. program will be implemented by August 2012. We are also developing new volumes of Powder River Basin coal for export off the west coast of British Columbia.

During 2011, we continued to strengthen our balance sheet in order to maintain financial flexibility and reduce volatility. We put our surplus cash to work in 2011 on our strategic network enhancements, supporting our capital plans. In addition, we:

☐	managed our overall indebtedness by repaying US$246 million of maturing 2011 debt and called US$101 million of 2013 debt;

☐	made a $600 million voluntary prepayment to our main Canadian defined benefit pension plan;

☐	financed our voluntary pension prepayment and new locomotives at very attractive interest rates; and

☐	delivered consistent dividend growth by increasing our quarterly dividend to common shareholders by 11%, from $0.27 to $0.30 in 2011.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our operations, anticipated financial performance, business prospects and strategies as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and future obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes; security threats and governmental response to them; and technological changes.

6	2011 ANNUAL REPORT

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 21, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

2012 Financial Assumptions

Defined benefit pension contributions are currently estimated to be between $100 million and $125 million in each of the next few years, a decrease from previous estimates of $125 million to $150 million. These contribution levels reflect the Company’s intentions with respect to the rate at which we apply the voluntary prepayments to reduce contribution requirements. Defined benefit pension expense for 2012 is expected to be $41 million. For 2013, defined benefit pension expense is expected to be approximately $125 million, assuming normal equity market returns and modest increases in bond yields in 2012, discussed further in Section 22, Critical Accounting Estimates.

It is expected that expenditures on capital programs will be in the range of $1.1 billion to $1.2 billion in 2012, discussed further in Section 14, Liquidity and Capital Resources.

A tax rate in the range of 25% to 27% is expected in 2012, discussed further in Section 10, Other Income Statement Items. Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

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

2011 ANNUAL REPORT	7

5. FINANCIAL HIGHLIGHTS

For the year ended December 31 (in millions, except percentages and per share data)	2011(1)	2010	2009(2)

Revenues	$5,177	$4,981	$4,402
Operating income	967	1,116	830
Net income	570	651	550

Basic earnings per share	3.37	3.86	3.31
Diluted earnings per share (“EPS”)	3.34	3.85	3.30
Dividends declared per share	1.1700	1.0575	0.9900

Return on capital employed (“ROCE”)(3)	7.4%	8.7%	6.8%
Operating ratio	81.3%	77.6%	81.1%

Free cash(4)(5)	(724)	(324)	(91)
Voluntary prepayments to the main Canadian defined benefit pension plan (included in Free cash above)	(600)	(650)	(500)

Total assets at December 31	14,110	13,676	14,155
Total long-term financial liabilities at December 31(6)	4,812	4,170	4,302

Diluted EPS ($)	Operating ratio (%)	Return on capital employed(3) (%)

(1) The 2011 figures include a $37 million tax benefit resulting from the resolution of certain income tax matters and adjustments related to previous-year tax filings and estimates.

(2) The 2009 figures include a $79 million, or $68 million after tax, gain on sales of significant properties; $55 million, or $38 million after tax, loss on termination of lease with shortline railway; $56 million tax benefit; and $81 million, or $69 million after tax, gain on the sale of a partnership interest.

(3) ROCE is defined as earnings before interest and taxes, divided by the average for the year of total assets, less current liabilities excluding current portion of long-term debt, as measured under GAAP. It is an all-encompassing measure of performance which measures how productively the Company uses its assets.

(4) This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. This measure is discussed further in Section 15, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 14, Liquidity and Capital Resources.

(5) Includes $600 million, $650 million and $500 million voluntary prepayments to the Company’s main Canadian defined benefit pension plan in 2011, 2010 and 2009, respectively, discussed further in Section 14, Liquidity and Capital Resources and Section 22, Critical Accounting Estimates.

(6) Excludes deferred taxes of $1,819 million, $1,945 million and $1,819 million, and other non-financial long-term liabilities of $1,620 million, $1,447 million and $1,770 million for the years 2011, 2010 and 2009, respectively.

8	2011 ANNUAL REPORT

6. OPERATING RESULTS

Income

Operating income was $967 million in 2011, a decrease of $149 million, or 13%, from $1,116 million in 2010.

This decrease was primarily due to:

☐	significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	the net unfavourable impact of higher fuel costs;

☐	increased IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	higher crew training expenses to meet business demand and attrition; and

☐	the net unfavourable impact of the change in foreign exchange (“FX”).

This decrease was partially offset by lower incentive and stock-based compensation expenses.

Net income was $570 million in 2011, a decrease of $81 million, or 12%, from $651 million in 2010. This decrease was primarily due to lower operating income and the unfavourable impact of expenses associated with the redemption of the 2013 debt discussed further in Section 14, Liquidity and Capital Resources, the unfavourable impact of FX losses on working capital, along with increased advisory fees related to shareholder matters in Other income and charges. This decrease was partially offset by lower income tax expense, driven primarily by the resolution of certain income tax matters and lower taxable income, discussed further in Section 10, Other Income Statement Items.

Operating income was $1,116 million in 2010, an increase of $286 million, or 34%, from $830 million in 2009. This increase was primarily due to improved revenues as a result of a strengthened economy, discussed further in Section 8, Lines of Business, and continued cost management activities. The increase in 2010 Operating income reflected the fact that in 2009 CP incurred a loss of $55 million which arose from the termination of a lease with a shortline railway. This was partially offset by the 2009 gain on sales of significant properties and the unfavourable impact of the change in FX.

Net income was $651 million in 2010, an increase of $101 million, or 18%, from $550 million in 2009. This increase was primarily due to higher Operating income.

This increase was partially offset by:

☐	the 2009 gain on sale of a partnership interest, discussed further in Section 10, Other Income Statement Items;

☐	an increase in income tax expense; and

☐	income tax recoveries in 2009, discussed further in Section 10, Other Income Statement Items.

Diluted Earnings per Share

Diluted EPS was $3.34 in 2011, a decrease of $0.51, or 13%, from $3.85 in 2010. This decrease was primarily due to lower Net income. Diluted EPS for 2011 includes a $0.22 per share income tax benefit, discussed further in Section 10, Other Income Statement Items. Diluted EPS was $3.85 in 2010, an increase of $0.55, or 17%, from $3.30 in 2009. This increase was primarily due to higher Net income, offset slightly by an increase in the number of common shares.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as total operating expenses divided by total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 81.3% in 2011, an increase from 77.6% in 2010. The increase was primarily due to higher weather related costs and inefficiencies, higher fuel costs, increased IT costs and increased crew training costs. Our operating ratio was 77.6% in 2010, a decrease from 81.1% in 2009. This was primarily due to higher freight revenues and continued cost management initiatives.

2011 ANNUAL REPORT	9

Return on Capital Employed

Return on capital employed at December 31, 2011 was 7.4% compared with 8.7% in 2010 and 6.8% in 2009. Driving these fluctuations over this period were the changes in earnings. The decrease in 2011 was due to lower earnings while the 2010 increase reflected higher earnings.

Impact of Foreign Exchange on Earnings

Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses decrease when the Canadian dollar strengthens in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates	2011	2010	2009

Year ended – December 31	$0.99	$1.03	$1.15
For the three months ended – December 31	$1.02	$1.02	$1.07

Canadian to U.S. dollar Exchange rates	2011	2010	2009

Beginning of year – January 1	$0.99	$1.05	$1.22
Beginning of quarter – April 1	$0.97	$1.02	$1.26
Beginning of quarter – July 1	$0.96	$1.06	$1.16
Beginning of quarter – October 1	$1.05	$1.03	$1.07
End of quarter – December 31	$1.02	$0.99	$1.05

Average Fuel Prices (U.S. dollars per U.S. gallon)	2011	2010	2009

Year ended – December 31	$3.38	$2.50	$2.04
For the three months ended – December 31	$3.45	$2.68	$2.28

7. PERFORMANCE INDICATORS

For the year ended December 31	2011	2010(1)	2009(1)	% Change
				2011 vs. 2010	2010 vs. 2009

Operations performance
Freight gross ton-miles (millions)	247,955	242,757	209,475	2	16
Train miles (thousands)	40,145	39,576	34,757	1	14
Average number of active employees – expense	14,169	13,879	13,619	2	2
Average daily active cars on-line (thousands)(2)	51.4	50.9	46.6	1	9
Average daily active road locomotives on-line	1,085	1,016	785	7	29
Average train speed – AAR definition (mph)(2)	21.3	22.7	25.4	(6)	(11)
Average terminal dwell – AAR definition (hours)	19.9	21.4	21.9	(7)	(2)
Car miles per car day(2)	160.1	159.4	142.6	–	12
Fuel efficiency(3)	1.18	1.17	1.19	1	(2)
Average train weight – excluding local traffic (tons)(2)	6,593	6,519	6,416	1	2
Average train length – excluding local traffic (feet)(2)	5,665	5,660	5,608	–	1
Locomotive productivity (daily average GTMs/active horse power (“HP”))(2)	166.7	176.6	187.4	(6)	(6)
Employee productivity (million GTMs/expense employee)	17.5	17.5	15.4	–	14
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.86	1.67	1.92	11	(13)
FRA train accidents per million train-miles	1.85	1.65	1.81	12	(9)

(1) Certain prior period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2) Certain figures are excluding Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”) for 2009.

(3) Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.

10	2011 ANNUAL REPORT

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25, Glossary of Terms.

In the first half of 2011, we experienced significant disruptions to train operations across the network due to unusually severe winter weather and subsequent flooding which are reflected in our year-to-date operating metrics. In the second half of 2011, we saw a recovery of our network, and this set the stage for certain record setting operating metrics in the fourth quarter of 2011. Refer to Section 12, Fourth-Quarter Summary for a detailed explanation and analysis of our performance indicators for the fourth quarter of 2011.

Operations Performance

GTMs for 2011 were 247,955 million, which increased by 2% compared with 242,757 million in 2010. This increase was primarily due to traffic mix changes. GTMs for 2010 were 242,757 million, which increased by 16% compared with 209,475 million in 2009. This increase was primarily due to an increase in traffic across all lines of business, other than grain which was relatively flat year-over-year.

Train miles for 2011 were relatively flat year-over-year. Train miles for 2010 increased by 14% compared with 2009. This increase was primarily due to increased traffic volumes and was partially offset by management’s strategy of consolidating and running longer, heavier trains.

The average number of active expense employees for 2011 increased by 290, or 2%, compared with 2010. This increase was primarily due to additional hiring to address volume growth projections and attrition. The average number of active expense employees for 2010 increased by 260, or 2%, compared with 2009. This increase was primarily due to higher traffic volumes resulting from a stronger economy.

The average daily active cars on-line was relatively flat year-over-year. In the fourth quarter of 2011, there was a 14% improvement in average daily active cars on-line compared to the same period of 2010, reflecting improvements in dwell and speed. The average daily active cars on-line for 2010 increased by approximately 4,300 cars, or 9%, compared with 2009. This increase was primarily due to an increase in traffic across all lines of business, other than grain which was relatively flat.

The average daily active road locomotives on-line for 2011 increased by 69 units, or 7%, compared with 2010. This was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year which reduced network speed and added train miles for rerouting of traffic. The second half of 2011 saw a return to more normalized numbers. The average daily active road locomotives on-line for 2010 increased by 231 units, or 29%, compared with 2009. This increase was primarily due to increased volumes, traffic mix, and supply chain pipeline issues.

Average train speed was 21.3 miles per hour in 2011, a decline of 6%, from 22.7 miles per hour in 2010. This decline was primarily due to increased volumes, traffic mix, supply chain pipeline issues and significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year. The fourth quarter average train speed improved by 8% compared to the same period of 2010. Average train speed was 22.7 miles per hour in 2010, a decline of 11%, from 25.4 miles per hour in 2009. This decline was primarily due to increased volumes, traffic mix, and supply chain pipeline issues.

Average terminal dwell, the average time a freight car resides in a terminal, improved by 7% in 2011 to 19.9 hours, from 21.4 hours in 2010. In addition to the year-over-year improvements in terminal dwell, we realized a 20% reduction in the fourth quarter of 2011 compared to the same period of 2010, a record for CP. Average terminal dwell improved by 2% in 2010 when compared to 2009. These improvements were primarily due to programs supporting the execution of our IOP designed to improve asset velocity and a continued focus on the storage of surplus cars.

Car miles per car day were 160.1 in 2011, relatively flat compared to 159.4 in 2010. This was primarily due to poor operating fluidity as a result of significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year and was partially offset by various initiatives in the design and execution of our IOP focused on improving asset velocity. Our fourth quarter car miles per car day improved 20% compared to the same period in 2010, this was a record for CP. Car miles per car day were 159.4 in 2010, an increase of 12% from 142.6 in 2009. This increase was primarily due to various initiatives in the design and execution of our IOP focused on improving asset velocity.

Fuel efficiency declined by 1% in 2011 compared to 2010. This decline was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year. This decline was partially offset by the new fuel savings technology introduced on over 260 locomotives and continued focus on fuel conservation programs including idle reduction and train handling practices. Our fourth quarter fuel efficiency improved 3% compared to the same period of 2010. Fuel efficiency improved by 2% in 2010 compared with 2009. This improvement was primarily due to new fuel saving technology introduced on 200 locomotives and continued focus on fuel conservation programs including idle reduction and train handling practices.

Average train weight improved 1% to 6,593 tons in 2011 compared to 2010. This improvement was primarily due to our continued implementation of the long-train strategy in the bulk franchise. This was a record for CP. Average train weight improved in 2010 by 103 tons or 2% from 2009. This improvement was primarily due to increased traffic volumes and management’s strategy of consolidating and running longer, heavier trains.

Average train length was relatively flat year-over-year. Average train length increased in 2010 by 52 feet, or 1%, from 2009. This increase was primarily due to increased traffic volumes and management’s strategy of consolidating and running longer, heavier trains.

Locomotive productivity, as measured by daily average GTMs per active horse power, decreased in 2011 by 6% from 2010. This decrease was primarily due to significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of

2011 ANNUAL REPORT	11

the year. Locomotive productivity decreased in 2010 by 6% from 2009. The decrease in 2010 was mainly due to increased traffic volumes and supply chain issues.

Employee productivity, as measured by million GTMs per expense employee, was unchanged in 2011, compared to 2010. Employee productivity increased in 2010 by 14% from 2009. The increase was primarily due to management’s strategy of consolidating and running longer, heavier trains.

Safety Indicators

Safety is a key priority for our management and Board of Directors. Our two main safety indicators, personal injuries and train accidents, follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines. CP strives to continually improve its safety performance through key strategies and activities such as training and technology.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.86 in 2011, 1.67 in 2010 and 1.92 in 2009. The increase in 2011 was primarily due to a higher number of minor injuries.

The FRA train accident rate for CP in 2011 was 1.85 accidents per million train-miles, compared with 1.65 in 2010 and 1.81 in 2009. The increase in 2011 was primarily due to difficult operating conditions in the first half of the year.

8. LINES OF BUSINESS

Revenues

				% Change
For the year ended December 31 (in millions)	2011	2010	2009	2011 vs. 2010	2010 vs. 2009

Freight revenues
Grain	$1,100	$1,135	$1,137	(3)	–
Coal	556	491	444	13	11
Sulphur and fertilizers	549	475	309	16	54
Forest products	189	185	176	2	5
Industrial and consumer products	1,017	903	786	13	15
Automotive	338	316	230	7	37
Intermodal	1,303	1,348	1,198	(3)	13

Total freight revenues	5,052	4,853	4,280	4	13
Other revenue	125	128	122	(2)	5

Total revenues	$5,177	$4,981	$4,402	4	13

Our revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, other engagements including logistical services, and contracts with passenger service operators.

In 2011, 2010 and 2009 no one customer comprised more than 10% of total revenues and accounts receivable.

12	2011 ANNUAL REPORT

2011 TO 2010 COMPARATIVES

Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $5,052 million in 2011, an increase of $199 million, or 4%, from $4,853 million in 2010.

This increase was primarily due to higher:

☐	shipments in industrial and consumer products, automotive, and potash;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates for all lines of business.

This increase was partially offset by:

☐	lower volumes of import/export intermodal traffic;

☐	lower U.S. originating coal shipments;

☐	lower U.S. originating grain shipments; and

☐	the unfavourable impact of the change in FX.

Fuel Cost Recovery Program

A change in fuel prices may adversely impact expenses and revenues. CP employs a fuel cost recovery program designed to mechanistically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices.

Grain

Grain shipments consist of both whole grains, such as wheat, corn, soybeans, and canola, and processed products such as meals, oils, and flour. Canadian grain products are primarily transported to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products are shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and Northeastern U.S. Grain revenue was $1,100 million in 2011, a decrease of $35 million, or 3%, from $1,135 million in 2010.

This decrease was primarily due to:

☐	lower U.S. originated shipments driven by reduced wheat production and export demand for feed grains;

☐	lower Canadian grain shipments in the first half of the year due to unusually difficult weather and other supply chain issues; and

☐	the unfavourable impact of the change in FX.

This decrease was partially offset by:

☐	increased Canadian grain shipments resulting from the introduction of our scheduled grain program enabling us to recapture market share in the second half of the year;

☐	higher fuel surcharge revenues due to the change in fuel prices; and

☐	increased freight rates.

Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern B.C. to the ports of Vancouver, B.C. and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest and growing shipments of Powder River Basin coal for export off the Canadian west coast. Coal revenue was $556 million in 2011, an increase of $65 million, or 13%, from $491 million in 2010. This increase was primarily due to an increase in long-haul metallurgical coal shipments due to strong overall demand and increased freight rates for U.S. originated traffic. This increase was partially offset by lower U.S. originating volumes as certain short haul U.S. thermal coal contracts were not renewed, as well as the unfavourable impact of the change in FX.

Sulphur and Fertilizers

Sulphur and fertilizers include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C., and Portland, Oregon, and to other Canadian and U.S. destinations. Sulphur and fertilizers revenue was $549 million in 2011, an increase of $74 million, or 16%, from $475 million in 2010.

2011 ANNUAL REPORT	13

This increase was primarily due to higher:

☐	export potash shipments as volumes fully recovered to pre-recession levels;

☐	domestic potash and fertilizer shipments due to increased overall demand;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenue was $189 million in 2011, an increase of $4 million, or 2%, from $185 million in 2010.

This increase was primarily due to higher:

☐	shipments of pulp and paper products for the first three quarters of the year due to a re-opening of a mill on our line in 2010;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, mine, ethanol and other energy-related products (other than coal) shipped throughout North America. Industrial and consumer products revenue was $1,017 million in 2011, an increase of $114 million, or 13%, from $903 million in 2010.

This increase was primarily due to higher:

☐	overall industrial products volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Automotive

Automotive consists primarily of three core finished-vehicle traffic segments: import vehicles, Canadian-produced vehicles and U.S.-produced vehicles. These segments move through Port Metro Vancouver to eastern Canadian markets; to the U.S. from Ontario production facilities; and to Canadian markets, respectively. Automotive revenue was $338 million in 2011, an increase of $22 million, or 7%, from $316 million in 2010.

This increase was primarily due to higher:

☐	shipments as a result of higher North American auto sales and higher overall auto production by domestic producers;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by reduced import volumes through the Port Metro Vancouver and production at certain North American plants which suffered from component delivery disruptions following the earthquake and tsunami in Japan, and the unfavourable impact of the change in FX.

Intermodal

CP’s intermodal portfolio consists of domestic and international services. Our domestic business consists primarily of the movement of manufactured consumer products in containers within North America. The international business handles the movement of marine containers between ports and North American inland markets. Intermodal revenue was $1,303 million in 2011, a decrease of $45 million, or 3%, from $1,348 million in 2010.

14	2011 ANNUAL REPORT

This decrease was primarily due to:

☐

lower overall volumes due to the loss of market share as a result of significant disruptions to train operations across the network due to unusually severe winter weather and flooding in the first half of the year;

☐	lower shipments through the Port Metro Vancouver; and

☐	the unfavourable impact of the change in FX.

This decrease was partially offset by increased freight rates and higher fuel cost recovery revenues due to the increase in fuel price.

Other Revenue

Other revenue was $125 million in 2011, a decrease of $3 million, or 2%, from $128 million in 2010. This decrease was primarily due to lower passenger revenues and the unfavourable impact of the change in FX, partially offset by higher leasing and switching revenues.

2010 TO 2009 COMPARATIVES

Revenue variances below compare 2010 to 2009 figures.

Freight Revenues

Freight revenues were $4,853 million in 2010, an increase of $573 million, or 13%, from $4,280 million in 2009.

This increase was primarily due to:

☐	higher traffic volumes due to an improved economy;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates on average for all lines of business.

This increase was partially offset by the unfavourable impact of the change in FX.

Grain

Grain revenue was $1,135 million in 2010, a decrease of $2 million from $1,137 million in 2009. This decrease was primarily due to lower Canadian grain shipments driven by lower overall production for the 2009/2010 crop year compared to above average production in the 2008/2009 crop year, and the unfavourable impact of the change in FX. The decrease was partially offset by increased U.S. originated shipments, higher fuel surcharge revenues due to the change in fuel prices, and increased freight rates.

Coal

Coal revenue was $491 million in 2010, an increase of $47 million, or 11%, from $444 million in 2009.

This increase was primarily due to:

☐	an increase in demand for metallurgical coal to Asia;

☐	increased freight rates for U.S. originated traffic; and

☐	higher fuel surcharge revenues due to the change in fuel price.

This increase was partially offset by a reduced average length of haul as a result of changes in traffic mix, and the unfavourable impact of the change in FX.

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $475 million in 2010, an increase of $166 million, or 54%, from $309 million in 2009.

This increase was primarily due to higher:

☐	export potash shipments as a result of the return of international buyers to the market;

☐	domestic potash shipments due to increased overall demand and rising commodity prices, such as grain, in the second half of the year;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

2011 ANNUAL REPORT	15

This increase was partially offset by the unfavourable impact of the change in FX.

Forest Products

Forest products revenue was $185 million in 2010, an increase of $9 million, or 5%, from $176 million in 2009.

This increase was primarily due to:

☐	higher overall shipments of pulp and paper products due to the re-opening of a mill on our line in 2010;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates and extended length of haul.

The increase was partially offset by the unfavourable impact of the change in FX.

Industrial and Consumer Products

Industrial and consumer products revenue was $903 million in 2010, an increase of $117 million, or 15%, from $786 million from 2009.

This increase was primarily due to higher:

☐	shipments of steel, clay and aggregates driven by the improvement in the North American economy;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Automotive

Automotive revenue was $316 million in 2010, an increase of $86 million, or 37%, from $230 million in 2009.

This increase was primarily due to:

☐	increased overall auto production and higher North American auto sales;

☐	the absence of a series of unusual plant shutdowns and curtailments of production caused by the restructuring of U.S. automakers in 2009;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Intermodal

Intermodal revenue was $1,348 million in 2010, an increase of $150 million, or 13%, from $1,198 million in 2009.

This increase was primarily due to:

☐	increased domestic container shipments particularly for cross border and retail traffic;

☐	higher overall import/export volumes through the Port Metro Vancouver;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by reduced volumes in short-haul lanes and the unfavourable impact of the change in FX and overall lower imports through the Eastern ports by CP served shipping lines.

16	2011 ANNUAL REPORT

Other Revenue

Other revenue was $128 million in 2010, an increase of $6 million, or 5%, from $122 million in 2009. This increase was primarily due to increased revenues from leasing and switching, partially offset by lower passenger revenues and the unfavourable impact of the change in FX.

Volumes

				% Change
For the year ended December 31	2011	2010	2009	2011 vs. 2010	2010 vs. 2009

Carloads (in thousands)
Grain	450	467	469	(4)	–
Coal	313	341	305	(8)	12
Sulphur and fertilizers	199	177	109	12	62
Forest products	72	72	67	–	7
Industrial and consumer products	421	397	346	6	15
Automotive	145	137	104	6	32
Intermodal	997	1,070	963	(7)	11

Total carloads	2,597	2,661	2,363	(2)	13

Revenue ton-miles (in millions)
Grain	32,481	34,556	34,838	(6)	(1)
Coal	21,041	19,021	16,997	11	12
Sulphur and fertilizers	20,468	17,687	9,362	16	89
Forest products(1)	4,960	5,091	4,470	(3)	14
Industrial and consumer products(1)	24,122	22,143	17,653	9	25
Automotive	2,080	2,067	1,607	1	29
Intermodal	23,907	25,863	23,425	(8)	10

Total revenue ton-miles	129,059	126,428	108,352	2	17

(1) Certain prior period figures have been reclassified to conform with current presentation.

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs. Volumes in 2011, as measured by total carloads, decreased by approximately 64,000 units, or 2%, compared to 2010.

This decrease in carloads was primarily due to lower volumes of:

☐	import/export intermodal traffic;

2011 ANNUAL REPORT	17

☐	U.S. originating coal; and

☐	U.S. originating grain shipments.

This decrease in carloads was partially offset by increased:

☐	volumes of industrial and consumer products traffic;

☐	volumes of export and domestic potash; and

☐	export coal shipments.

Volumes in 2010, as measured by total carloads, increased by approximately 298,000 units, or 13%, compared to 2009. This increase in carloads was a result of higher demand driven by an improved economy, a rebound in coal and fertilizer volumes, and inventory replenishment by our customers benefiting the majority of our lines of business in the year.

Revenue ton-miles (“RTMs”) in 2011 increased by 2,631 million, or 2%, compared to 2010.

This increase was primarily due to higher:

☐	volumes in industrial and consumer products;

☐	volumes of export and domestic potash; and

☐	long-haul metallurgical coal shipments.

This increase in RTMs was partially offset by lower U.S. originating grain shipments and lower volumes of import/export intermodal traffic.

RTMs in 2010 increased by 18,076 million, or 17%, compared to 2009. This increase was a result of higher demand driven by an improved economy, a rebound in coal and fertilizer volumes, and inventory replenishment by our customers benefiting the majority of our lines of business in the year.

Freight Revenue per Carload

				% Change
For the year ended December 31 (dollars)	2011	2010(1)	2009(1)	2011 vs. 2010	2010 vs. 2009

Freight revenue per carload
Grain	$2,444	$2,430	$2,424	1	–
Coal	1,776	1,440	1,456	23	(1)
Sulphur and fertilizers	2,759	2,684	2,835	3	(5)
Forest products	2,625	2,569	2,627	2	(2)
Industrial and consumer products	2,416	2,275	2,272	6	–
Automotive	2,331	2,307	2,212	1	4
Intermodal	1,307	1,260	1,244	4	1

Total freight revenue per carload	$1,945	$1,824	$1,811	7	1

(1) Certain prior period figures have been reclassified to conform with current presentation.

Total freight revenue per carload in 2011 increased by 7% compared to 2010.

This increase was due to:

☐	higher fuel cost recovery revenues;

☐	overall increased length of haul reflecting traffic mix changes; and

☐	increased freight rates.

This increase was partially offset by the unfavourable impact of the change in FX.

Total freight revenue per carload in 2010 increased by 1% compared to 2009. This increase was due to higher fuel surcharge revenues and increased freight rates. This increase was partially offset by the unfavourable impact of the change in FX.

18	2011 ANNUAL REPORT

Freight Revenue per Revenue Ton-Mile

				% Change
For the year ended December 31 (cents)	2011	2010(1)	2009(1)	2011 vs. 2010	2010 vs. 2009

Freight Revenue per Revenue Ton-Mile
Grain	3.39	3.28	3.26	3	1
Coal	2.64	2.58	2.61	2	(1)
Sulphur and fertilizers	2.68	2.69	3.30	–	(18)
Forest products	3.81	3.63	3.94	5	(8)
Industrial and consumer products	4.22	4.08	4.45	3	(8)
Automotive	16.25	15.29	14.31	6	7
Intermodal	5.45	5.21	5.11	5	2

Total freight revenue per revenue ton-mile	3.91	3.84	3.95	2	(3)

(1) Certain prior period figures have been reclassified to conform with current presentation.

Freight revenue per RTM is the amount of freight revenue earned for every RTM moved, calculated by dividing the freight revenue for a commodity by the number of RTMs of the commodity transported in the period. Freight revenue per RTM increased by 2% in 2011 compared to 2010. This increase was primarily due to increased fuel surcharge revenues and increased freight rates. This increase was partially offset by traffic mix changes including strong growth in the sulphur and fertilizers line of business, which generates lower revenue per RTM, and the unfavourable impact of the change in FX.

Freight revenue per RTM decreased by 3% in 2010 compared to 2009. This decrease was primarily due to the unfavourable impact of the change in FX and a significant increase in shipments of potash and metallurgical coal, which generate lower freight revenue per RTM. This decrease was partially offset by increased fuel surcharge revenues and increased freight rates.

2011 ANNUAL REPORT	19

9. OPERATING EXPENSES

For the year ended December 31 (in millions)	2011	2010	2009	% Change
				2011 vs. 2010	2010 vs. 2009

Operating expenses
Compensation and benefits	$1,426	$1,431	$1,307	–	9
Fuel	968	728	580	33	26
Materials	243	214	217	14	(1)
Equipment rents	209	206	226	1	(9)
Depreciation and amortization	490	489	483	–	1
Purchased services and other	874	797	783	10	2

	4,210	3,865	3,596	9	7
Gain on sale of significant properties	–	–	(79)	–	–
Loss on termination of lease with shortline railway	–	–	55	–	–

Total operating expenses	$4,210	$3,865	$3,572	9	8

Operating expenses were $4,210 million in 2011, an increase of $345 million, or 9%, from $3,865 million in 2010.

This was primarily due to higher:

☐	fuel prices;

☐

costs such as additional crew costs, wheel replacements and increased servicing of locomotives required to restore fluidity across our network due to significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	volume-related expenses;

☐	IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	wage and benefits inflation;

☐	crew training expenses due to increased hiring to meet business demand and attrition; and

☐	casualty costs.

This increase was partially offset by lower incentive and stock-based compensation expense and the favourable impact of the change in FX.

20	2011 ANNUAL REPORT

2011 TO 2010 COMPARATIVES

Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries and fringe benefits. Compensation and benefits expense was $1,426 million in 2011, a decrease of $5 million from $1,431 million in 2010. This decrease was primarily due to lower incentive and stock-based compensation and the favourable impact of the change in FX.

This decrease was partially offset by higher:

☐

crew costs driven by increased workload and less efficient operations due to significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	wage and benefits inflation;

☐	crew training expenses as a result of increased hires to meet business demand and attrition; and

☐	pension expense.

Fuel

Fuel expense consists of fuel used by locomotives and includes provincial, state and federal fuel taxes and the impact of our hedging program. Fuel expense was $968 million in 2011, an increase of $240 million, or 33%, from $728 million in 2010. This increase was primarily due to higher fuel prices and increased consumption as a result of higher workload as measured by GTMs. This increase was partially offset by the favourable impact of the change in FX and hedging gains, discussed further in Section 17, Financial Instruments.

Materials

Materials expense includes the cost of material used for track, locomotive, freight car, and building maintenance. Materials expense was $243 million in 2011, an increase of $29 million or 14%, from $214 million in 2010.

This increase was primarily due to higher:

☐

number of wheels replaced for freight cars and higher servicing and repair costs for additional locomotives needed to assist in restoring fluidity across our entire network as a result of significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding;

☐	non-locomotive fuel costs; and

☐	workload as measured by GTMs, resulting in increased locomotive and freight car repair and servicing costs.

This increase was partially offset by the favourable impact of the change in FX.

Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment, and locomotives from other companies including railways, net of rent income received from other railways for the use of our equipment. Equipment rents expense was $209 million in 2011, an increase of $3 million or 1%, from $206 million in 2010. This increase was primarily due to higher workload as measured by GTMs, resulting in increased freight car and locomotive leasing costs including higher lease rates.

Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, rolling stock, information systems and other depreciable assets. Depreciation and amortization expense was $490 million in 2011, an increase of $1 million from $489 million in 2010. This increase was primarily due to higher depreciable assets. This increase was partially offset by the favourable impact of updated depreciation rates implemented in 2011 combined with the favourable impact of the change in FX.

2011 ANNUAL REPORT	21

Purchased Services and Other

For the year ended December 31 (in millions)	2011	2010(1)	2009(1)	% Change
				2011 vs. 2010	2010 vs. 2009

Purchased services and other
Support and facilities	$382	$345	$319	11	8
Track and operations	191	164	142	16	15
Intermodal	147	141	136	4	4
Equipment	75	83	100	(10)	(17)
Casualty	80	64	98	25	(35)
Other	24	28	27	(14)	4

	899	825	822	9	–
Land sales	(25)	(28)	(39)	(11)	(28)

Total purchased services and other	$874	$797	$783	10	2

(1) Certain prior period figures have been reclassified to conform with current presentation.

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, gains on land sales and equity earnings. Purchased services and other expense was $874 million in 2011, an increase of $77 million, or 10%, from $797 million in 2010.

The increase was primarily due to higher:

☐	IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	Casualty expenses due to more costly mishaps and increased claims;

☐	workload affecting Track and operations expenses;

☐	locomotive overhaul costs performed by third parties affecting Equipment expenses; and

☐

costs as a result of inefficient operations due to significant disruptions to train operations across the network in the first half of the year due to unusually severe winter weather and subsequent flooding.

The increase was partially offset by the favourable impact of the change in FX and lower consulting costs.

2010 TO 2009 COMPARATIVES

Operating Expenses

Operating expenses were $3,865 million in 2010, an increase of $293 million, or 8%, from $3,572 million in 2009.

This increase was primarily due to the 2009 gain on sales of significant properties and increased volumes, resulting in higher labour costs and increased fuel consumption, and higher fuel prices.

This increase was partially offset by lower equipment rents due to reduced freight car and intermodal equipment leasing costs, the use of customer provided rail cars, the favourable impact of the change in FX and the 2009 loss on termination of a lease with a shortline railway.

Compensation and Benefits

Compensation and benefits expense was $1,431 million in 2010, an increase of $124 million, or 9%, from $1,307 million in 2009.

This increase was primarily due to:

☐	higher labour expenses driven by higher traffic volumes;

☐	higher employee incentive compensation expenses driven by improved corporate performance;

☐	wage and benefit inflation;

22	2011 ANNUAL REPORT

☐	higher pension expense; and

☐	restructuring charges in 2010 associated with the implementation of our structural cost initiatives.

This increase was partially offset by the favourable impact of the change in FX.

Fuel

Fuel expense was $728 million in 2010, an increase of $148 million, or 26%, from $580 million in 2009. This increase was primarily due to higher fuel prices and increased consumption as a result of higher traffic volumes. This increase was partially offset by the favourable impact of the change in FX as well as improved efficiencies from ongoing fuel-conservation programs and the operation of longer trains.

Materials

Materials expense was $214 million in 2010, a decrease of $3 million, or 1%, from $217 million in 2009. This decrease was primarily due to the favourable impact of the change in FX and increased proceeds received from the scrapping of freight car material. This decrease was partially offset by higher locomotive material repair and servicing costs primarily due to the return from storage of locomotives to move higher volumes and improve fluidity.

Equipment Rents

Equipment rents expense was $206 million in 2010, a decrease of $20 million, or 9%, from $226 million in 2009. This decrease was primarily due to reduced freight car and intermodal equipment leasing costs resulting from the benefits of fleet reductions that occurred in 2009 and the favourable impact of the change in FX. This decrease was partially offset by higher car hire payments made to other railways as we made greater use of foreign freight cars on our lines to meet traffic demands and higher locomotive leasing costs due to higher volumes.

Depreciation and Amortization

Depreciation and amortization expense was $489 million in 2010, an increase of $6 million, or 1%, from $483 million in 2009. This increase was primarily due to more depreciable assets. This increase was partially offset by the favourable impact of the change in FX.

Purchased Services and Other

Purchased services and other expense was $797 million in 2010, an increase of $14 million, or 2%, from $783 million in 2009.

This increase was primarily due to:

☐	higher volume-related expenses;

☐	higher IT project planning costs due to an increase in activity in preparation for 2011 projects;

☐	lower gains on land sales which are recorded as reductions to operating expenses;

☐	higher property and other taxes;

☐	higher relocation costs related to CP’s structural cost initiatives;

☐	increased consulting costs; and

☐	increased maintenance costs performed by third parties.

This increase was partially offset by the favourable impact of the change in FX and the absence of a 2009 charge to workers’ compensation benefit.

Operating expenses in 2009 included the following significant items:

Gain on Sales of Significant Properties

During 2009, the Company completed two significant real estate sales, resulting in gains of $79 million ($68 million after tax).

The Company sold Windsor Station in Montreal, for proceeds of $80 million, including the assumption of a mortgage of approximately $16 million due in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10 year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $20 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term. During 2011, the mortgage was received in full.

The Company sold land in western Canada for transit purposes for proceeds of $43 million.

2011 ANNUAL REPORT	23

Loss on Termination of Lease with Shortline Railway

During 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $21 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction recognized in the fourth quarter was $55 million ($38 million after tax).

10. OTHER INCOME STATEMENT ITEMS

Gain on Sale of Partnership Interest

During 2009, the Company completed the sale of a portion of its investment in the Detroit River Tunnel Partnership to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The proceeds received from the transaction were approximately $110 million. Additional proceeds of approximately $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81 million ($69 million after tax).

Other Income and Charges

Other income and charges consists of gains and losses from the change in foreign exchange on long-term debt (“FX on LTD”) and working capital, various costs related to financing, gains and losses associated with changes in the fair value of non-hedging derivative instruments and other non-operating expenditures. Other income and charges was an expense of $18 million in 2011, compared to income of $12 million in 2010.

This expense was primarily comprised of:

☐	a net loss due to the early redemption of our 5.75% Notes due in May 2013, discussed further in Section 14, Liquidity and Capital Resources;

☐	advisory fees related to shareholder matters; and

☐	FX losses on working capital and long-term debt.

This expense was partially offset by a gain on sale of long-term floating rate notes.

Other income and charges was income of $12 million in 2010, compared to an expense of $12 million in 2009. This income was primarily due to the Company recognizing gains from FX on LTD and FX gains on the Company’s working capital position due to the weakening of the U.S. dollar.

Net Interest Expense

Net interest expense includes interest on long-term debt and capital leases, net of interest income of $3 million compared to $11 million in 2010. Net interest expense was $252 million in 2011, a decrease of $5 million, or 2%, from $257 million in 2010.

This decrease was primarily due to the retirement of debt securities, discussed further in Section 14, Liquidity and Capital Resources, and the favourable impact of the change in FX on U.S. dollar-denominated interest expense.

This decrease was partially offset by:

☐	interest on new debt issuances, discussed further in Section 14, Liquidity and Capital Resources;

☐	lower interest capitalized on capital projects in 2011; and

☐	lower interest income resulting from the collection of an interest bearing receivable during the second quarter of 2010.

Net interest expense was $257 million in 2010, a decrease of $11 million, or 4%, from $268 million in 2009.

This decrease was primarily due to:

☐	the favourable impact of the change in FX on U.S. dollar-denominated interest expense;

☐	the repayment of debt during the second quarter of 2010, discussed further in Section 14, Liquidity and Capital Resources; and

☐	the repurchase of debt securities during the second quarter of 2009.

This decrease was partially offset by interest on new debt issuances and lower interest income resulting from the collection of an interest bearing receivable during the second quarter of 2010.

Income Taxes

Income tax expense was $127 million in 2011, a decrease of $93 million, from $220 million in 2010. This decrease was primarily due to lower net earnings and the resolution of certain income tax matters related to previous year tax filings and estimates.

24	2011 ANNUAL REPORT

Income tax expense was $220 million in 2010, an increase of $139 million, from $81 million in 2009. This increase was primarily due to higher earnings.

The effective income tax rate for 2011 was 18%, compared with 25% and 13% for 2010 and 2009, respectively. The changes in the effective tax rates were primarily due to lower net earnings, lower Canadian federal and provincial corporate income tax rates, tax planning initiatives, completion of tax audits and a weak business environment in 2009.

We expect a 2012 effective income tax rate of between 25% and 27%. The 2012 outlook on our effective income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments, discussed further in Section 21, Business Risks and Section 22, Critical Accounting Estimates. We expect to have an increase in our cash tax payments in future years.

11. QUARTERLY FINANCIAL DATA

For the quarter ended	2011				2010
(in millions, except per share data)	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31

Total revenue	$1,408	$1,341	$1,265	$1,163	$1,294	$1,286	$1,234	$1,167
Operating income	303	324	231	109	298	337	274	207
Net income	221	187	128	34	186	197	167	101

Basic earnings per share	$1.31	$1.10	$0.76	$0.20	$1.10	$1.17	$0.99	$0.60
Diluted earnings per share	1.30	1.10	0.75	0.20	1.09	1.17	0.98	0.60

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

2011 ANNUAL REPORT	25

12. FOURTH-QUARTER SUMMARY

For the three months ended December 31 (in millions)	2011	2010	% Change
Revenues
Grain	$323	$299	8
Coal	158	126	25
Sulphur and fertilizers	133	132	1
Forest products	47	50	(6)
Industrial and consumer products	288	240	20
Automotive	94	75	25
Intermodal	332	340	(2)

Total freight revenues	1,375	1,262	9
Other revenue	33	32	3

Total revenues	1,408	1,294	9
Operating expenses
Compensation and benefits	389	362	7
Fuel	267	202	32
Materials	58	56	4
Equipment rents	51	48	6
Depreciation and amortization	123	121	2
Purchased services and other	217	207	5

Total operating expenses	1,105	996	11
Operating income	$303	$298	2

Operating Results

Operating income was $303 million in the fourth quarter of 2011, an increase of $5 million, or 2%, from $298 million in the same period of 2010.

This increase was primarily due to:

☐	a favourable change in traffic mix and pricing;

☐	lower incentive compensation expenses; and

☐	benefits of efficiency improvements.

This increase was partially offset by:

☐	higher stock-based compensation expenses resulting from the significant increase in our share price during the quarter;

☐	higher crew training expenses as a result of increased hires to meet business demand and attrition;

☐	the net unfavourable impact of higher fuel costs; and

☐	higher locomotive servicing expenses.

Net income was $221 million in the fourth quarter of 2011, an increase of $35 million, or 19%, from $186 million in the same period of 2010. This increase was primarily due to a lower effective income tax rate, driven by the resolution of certain income tax matters, discussed further in Section 10, Other Income Statement Items. This increase was partially offset by advisory fees related to shareholder matters reflected in Other Income and Charges.

26	2011 ANNUAL REPORT

Diluted Earnings per Share

Diluted EPS was $1.30 in the fourth quarter of 2011, an increase of $0.21, or 19%, from $1.09 in the same period of 2010. This increase was primarily due to higher net income.

Operating Ratio

Our operating ratio was 78.5% in the fourth quarter of 2011, compared with 77.0% in the same period of 2010. This increase was primarily due to increased crew training costs and higher fuel costs.

PERFORMANCE INDICATORS

For the three months ended December 31	2011	2010(1)	% Change

Operations performance
Freight gross ton-miles (millions)	65,472	62,498	5
Train miles (thousands)	10,611	10,132	5
Average number of active employees – expense	14,459	13,918	4
Average daily active cars on-line (thousands)	46.7	54.1	(14)
Average daily active road locomotives on-line	1,085	1,048	4
Average train speed – AAR definition (mph)	23.4	21.7	8
Average terminal dwell – AAR definition (hours)	17.7	22.2	(20)
Car miles per car day	183.5	152.7	20
Fuel efficiency(2)	1.17	1.20	(3)
Average train weight – excluding local traffic (tons)	6,587	6,559	–
Average train length – excluding local traffic (feet)	5,654	5,652	–
Locomotive productivity (daily average GTMs/active HP)	175.1	175.2	–
Employee productivity (million GTMs/expense employee)	4.5	4.5	–
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.75	1.80	(3)
FRA train accidents per million train-miles	1.38	1.27	9

(1) Certain prior period figures have been reclassified to conform with current presentation or have been updated to reflect new information.

(2) Fuel efficiency is defined as U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard.

Operations Performance

GTMs for the fourth quarter of 2011 were 65,472 million, which increased by 5% compared with 62,498 million in the same period of 2010. This increase was primarily due to higher volumes and more fluid operations.

Train miles for the fourth quarter of 2011 increased by 5% compared with the same period of 2010. This increase was primarily due to higher volumes and more fluid operations.

The average number of active expense employees for the fourth quarter of 2011 increased by 541, or 4%, compared with the same period of 2010. This increase was primarily due to additional hiring to address volume growth projections and attrition.

The average daily active cars on-line for the fourth quarter of 2011 decreased by approximately 7,400 cars, or 14% compared with the same period of 2010. This decrease was primarily due to improved network fluidity, our continued focus on the execution of our First Mile-Last Mile program and a focus on the storage of surplus cars.

The average daily active road locomotives on-line for 2011 increased by 37 units, or 4%, compared with 2010. This increase was primarily due to higher traffic volumes.

Average train speed was 23.4 miles per hour in the fourth quarter of 2011, an improvement of 8%, from 21.7 miles per hour in the same period of 2010. This improvement was primarily due to our capacity investments and our rigorous approach to executing the IOP.

2011 ANNUAL REPORT	27

Average terminal dwell, the average time a freight car resides in a terminal, improved by 20% in the fourth quarter of 2011 to 17.7 hours from 22.2 hours in the same period of 2010. This improvement was primarily due to various programs supporting the execution of the IOP to improve asset velocity and continued focus on the storage of surplus cars. This was a record for CP.

Car miles per car day were 183.5 in the fourth quarter of 2011, an improvement of 20% from 152.7 in the same period of 2010. This improvement was primarily due to various initiatives in the design and execution of the IOP to improve asset velocity and continued focus on the storage of surplus cars. This was a record for CP.

Fuel efficiency improved by 3% in the fourth quarter of 2011 compared to the same period of 2010. This improvement was primarily due to improved network fluidity and the new fuel savings technology introduced on over 260 locomotives and continued focus on fuel conservation programs including idle reduction and train handling practices. This tied a previous fourth quarter CP record.

Average train weight increased in the fourth quarter of 2011 by 28 tons from the same period of 2010. This was relatively flat quarter over quarter.

Average train length increased in the fourth quarter of 2011 by 2 feet from the same period of 2010. This was relatively flat quarter over quarter.

Locomotive productivity, as measured by daily average GTMs per active horse power, was relatively flat in the fourth quarter of 2011 compared to the same period of 2010.

Employee productivity, as measured by million GTMs/expense employee, was relatively flat in the fourth quarter of 2011 compared to the same period of 2010.

Safety Indicators

The FRA personal injury rate per 200,000 employee-hours for CP was 1.75 in the fourth quarter of 2011, compared to 1.80 in the same period of 2010.

The FRA train accident rate for CP in the fourth quarter of 2011 was 1.38 accidents per million train-miles, compared with 1.27 in the same period of 2010.

Freight Revenues

Freight revenues were $1,375 million in the fourth quarter of 2011, an increase of $113 million, or 9%, from $1,262 million in the same period of 2010.

This increase was primarily due to higher:

☐	volumes in industrial and consumer products, coal and grain;

☐	fuel surcharge revenues resulting from the change in fuel price; and

☐	freight rates.

This increase was partially offset by lower shipments in intermodal and forest products.

Grain

Grain revenue was $323 million in the fourth quarter of 2011, an increase of $24 million, or 8%, from $299 million in the same period of 2010.

This increase was primarily due to higher:

☐	volumes of Canadian grain shipments resulting from the introduction of our scheduled grain program and strong export market demand;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by lower U.S. originated shipments driven by lower wheat production and reduced export demand for feed grains.

Coal

Coal revenue was $158 million in the fourth quarter of 2011, an increase of $32 million, or 25%, from $126 million in the same period of 2010.

This increase was primarily due to:

☐	an increase in long-haul metallurgical coal shipments;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	increased freight rates.

This increase was partially offset by lower U.S. originated shipments as certain short haul U.S. thermal coal contracts were not renewed.

28	2011 ANNUAL REPORT

Sulphur and Fertilizers

Sulphur and fertilizers revenue was $133 million in the fourth quarter of 2011, an increase of $1 million, or 1%, from $132 million in the same period of 2010.

The increase was primarily due to higher:

☐	sulphur and fertilizer shipments due to increased overall demand;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

This increase was partially offset by lower export potash volumes reflecting high inventory and global pricing uncertainty, and lower domestic potash shipments due to high North American inventories pending spring application flow through.

Forest Products

Forest products revenue was $47 million in the fourth quarter of 2011, a decrease of $3 million, or 6%, from $50 million in the same period of 2010. This decrease was primarily due to lower lumber and panel volumes as a result of soft market demand and lower shipments of pulp and paper products due to reduced production driven by a mill outage on our line. This decrease was partially offset by higher fuel surcharge revenues due to the change in fuel price and increased freight rates.

Industrial and Consumer Products

Industrial and consumer products revenue was $288 million in the fourth quarter of 2011, an increase of $48 million, or 20%, from $240 million in the same period of 2010.

This increase was primarily due to higher:

☐	overall industrial products volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

Automotive

Automotive revenue was $94 million in the fourth quarter of 2011, an increase of $19 million, or 25%, from $75 million in the same period of 2010.

This increase was primarily due to higher:

☐	volumes as a result of higher North American auto sales and higher overall auto production;

☐	fuel surcharge revenues due to the change in fuel price; and

☐	freight rates.

Intermodal

Intermodal revenue was $332 million in the fourth quarter of 2011, a decrease of $8 million, or 2%, from $340 million in the same period of 2010. This decrease was primarily due to lower volumes through the Port Metro Vancouver as a result of decreased demand for imported goods from Asia.

This decrease was partially offset by higher:

☐	domestic container shipments due to increased cross border sales;

☐	fuel cost recovery revenues due to the increase in fuel price; and

☐	freight rates.

Other Revenue

Other revenue was $33 million in the fourth quarter of 2011, an increase of $1 million or 3%, from $32 million in the same period of 2010. This increase was primarily due to higher leasing, switching and passenger revenues.

Operating Expenses

Operating expenses were $1,105 million in the fourth quarter of 2011, an increase of $109 million, or 11%, from $996 million in the same period of 2010.

2011 ANNUAL REPORT	29

This increase was primarily due to:

☐	higher fuel costs;

☐	increased traffic volumes;

☐	increased stock-based compensation expenses resulting from the significant increase in our share price during the quarter;

☐	higher crew training costs as a result of increased hiring to meet business demand and attrition; and

☐	wages and benefits inflation.

This increase was partially offset by lower incentive compensation expenses.

Compensation and Benefits

Compensation and benefits expense was $389 million in the fourth quarter of 2011, an increase of $27 million, or 7%, from $362 million in the same period of 2010.

This increase was primarily due to:

☐	increased stock-based compensation expenses resulting from the significant increase in our share price during the quarter;

☐	higher crew training expenses as a result of increased hires to meet business demand and attrition;

☐	wages and benefits inflation; and

☐	higher crew costs driven by increased workload.

This increase was partially offset by lower incentive compensation expenses which reflect corporate performance.

Fuel

Fuel expense was $267 million in the fourth quarter of 2011, an increase of $65 million, or 32%, from $202 million in the same period of 2010. This increase was primarily due to higher fuel prices and increased consumption as a result of higher traffic volumes. This increase was partially offset by improved efficiencies.

Materials

Materials expense was $58 million in the fourth quarter of 2011, an increase of $2 million, or 4%, from $56 million in the same period of 2010. This increase was primarily due to higher non-locomotive fuel costs and increased volumes.

Equipment Rents

Equipment rents expense was $51 million in the fourth quarter of 2011, an increase of $3 million, or 6%, from $48 million in the same period of 2010. This increase was primarily due to higher lease rates and higher volumes. This increase was partially offset by reduced payments to foreign railways for the use of their freight cars on our lines.

Depreciation and Amortization

Depreciation and amortization expense was $123 million in the fourth quarter of 2011, an increase of $2 million, or 2%, from $121 million in the same period of 2010. This increase was primarily due to higher depreciable assets and the implementation of updated depreciation studies.

Purchased Services and Other

For the three months ended December 31 (in millions)	2011	2010(1)	% Change

Purchased services and other
Support and facilities	$102	$91	12
Track and operations	50	51	(2)
Intermodal	39	38	3
Equipment	23	25	(8)
Casualty	18	15	20
Other	5	9	(44)

	237	229	3
Land sales	(20)	(22)	(9)

Total purchased services and other	$217	$207	5

(1) Certain prior period figures have been reclassified to conform with current presentation.

30	2011 ANNUAL REPORT

Purchased services and other expense was $217 million in the fourth quarter of 2011, an increase of $10 million, or 5%, from $207 million in the same period of 2010.

This increase was primarily due to higher:

☐	traffic volumes, affecting Track and operations expenses;

☐	IT costs associated with outsourced infrastructure and maintenance services and planning expenses with respect to new applications in support of future growth;

☐	locomotive overhaul costs, affecting Equipment expenses; and

☐	Casualty costs.

This increase was partially offset by lower relocation costs which were part of CP’s structural cost initiatives in 2010, affecting Track and operations expense, and reduced Equipment expenses due to the impact of the locomotive shop consolidation strategy which allowed for increased in-house servicing of locomotives.

Other Income Statement Items

Other Income and Charges

Other income and charges was an expense of $10 million in the fourth quarter of 2011, compared with income of $5 million in the same period of 2010.

The expense was primarily due to:

☐	advisory fees related to shareholder matters;

☐	costs associated with the renewal of financing arrangements; and

☐	a net loss of $1 million recognized with the tender of our 6.25% Notes due October 15, 2011, discussed further in Section 14, Liquidity and Capital Resources.

This was partially offset by FX gains primarily on U.S. dollar denominated working capital.

Net Interest Expense

Net interest expense was $61 million in the fourth quarter of 2011, a decrease of $4 million, or 6%, from $65 million in the same period of 2010. This decrease was primarily due to the retirement of debt during 2011 offset in part by interest on new debt issuances during the fourth quarter of 2011, discussed further in Section 14, Liquidity and Capital Resources.

Income Taxes

Income tax expense was $11 million in the fourth quarter of 2011, a decrease of $41 million, or 79%, from $52 million in the same period of 2010. This decrease was primarily due to the resolution of certain income tax matters related to previous year tax filings and estimates.

The effective income tax rate for fourth-quarter 2011 was 5% compared with an effective tax rate of 22% in the same period of 2010. This change in tax rates is primarily due to a reduction in the Company’s uncertain tax positions due to the completion of tax audits.

Liquidity and Capital Resources

During the fourth quarter of 2011, the Company used cash and cash equivalents of $50 million, compared with $93 million generated in the same period of 2010.

This decrease in cash and cash equivalents was primarily due to:

☐

higher pension contributions in 2011 which included a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan, discussed further in Section 22, Critical Accounting Estimates;

☐	the redemption of US$246 million 6.25% 10-year Notes in 2011 for a total cost of $251 million; and

☐	higher additions to properties in 2011.

This decrease in cash and cash equivalents was partially offset by:

☐	the issuance of $125 million 5.10% 10-year Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes for net proceeds of $618 million;

☐	the issuance of US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million; and

☐	an increase in short-term borrowings.

2011 ANNUAL REPORT	31

13. CHANGES IN ACCOUNTING POLICY

2011 Accounting Change

Fair Value Measurement and Disclosure

In January 2010, the Financial Accounting Standards Board (“FASB”) amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted the remaining guidance which did not impact the consolidated financial statements.

New Accounting Pronouncements Issued and Not Yet Adopted

Fair Value Measurement

In May 2011, the FASB issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption is not expected to have a material impact on the results of operations or financial position but increased quantitative and qualitative disclosure regarding Level 3 measurements is expected.

Other Comprehensive Income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company intends to present two separate but consecutive statements. In December 2011, the FASB deferred the guidance related to the presentation of reclassification adjustments. As the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption is not expected to have a material impact on the results of operations and financial position. The guidance must be applied retrospectively for all periods presented in the financial statements and becomes effective for interim and annual periods beginning after December 15, 2011.

Intangibles – Goodwill and Other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption is expected to impact the goodwill impairment testing process but not the results of operations or financial position of the Company.

14. LIQUIDITY AND CAPITAL RESOURCES

We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19, Contractual Commitments and Section 20, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 21, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $512 million in 2011, an increase of $10 million from cash provided by operating activities of $502 million in 2010.

This increase was primarily due to:

☐

lower pension contributions in 2011, which included $600 million of solvency deficit contributions all of which were represented by a voluntary prepayment to the Company’s main Canadian defined benefit pension plan. In 2010, solvency deficit contributions were $750 million, of which $650 million was a voluntary prepayment to the Company’s main Canadian defined benefit pension plan. In addition, the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2011, discussed further in Section 22, Critical Accounting Estimates; and

☐	the favourable impact of the change in working capital balances in 2011 stemming from higher trade payables.

32	2011 ANNUAL REPORT

This increase was largely offset by lower earnings in 2011.

Cash provided by operating activities was $502 million in 2010, an increase of $51 million from cash provided by operating activities of $451 million in 2009. This increase was primarily due to higher earnings and a lower cash cost related to the partial unwind of the Company’s Total Return Swap (“TRS”) in 2009.

This increase was partially offset by:

☐

higher pension contributions. In 2010, solvency deficit contributions were $750 million, of which $650 million was a voluntary prepayment to the Company’s main Canadian defined benefit pension plan and the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. In 2009, the Company made solvency deficit contributions of $500 million, all of which were voluntary prepayments to the Company’s main Canadian defined benefit pension plan;

☐	the unfavourable impact of the change in working capital balances in 2010; and

☐	cash tax payments in 2010 compared to tax recoveries in 2009.

Investing Activities

Cash used in investing activities was $1,044 million in 2011, an increase of $409 million from cash used in investing activities of $635 million in 2010. This increase was primarily due to higher additions to properties associated with our accelerated capital program.

Cash used in investing activities was $635 million in 2010, an increase of $276 million from cash used in investing activities of $359 million in 2009. This increase was primarily due to the 2009 proceeds from the sale of significant properties and other assets and the sale of a partnership interest in 2009.

Additions to properties (“capital programs”) in 2012 are expected to be in the range of $1.1 billion to $1.2 billion. Planned capital programs include approximately $800 million to preserve existing capacities through replacement or renewal of depleted assets, $275 million for strategic network enhancements and $50 million to address capital regulated by governments, principally positive train control.

Capital Programs

For the year ended December 31 (in millions, except for miles and crossties)	2011	2010	2009

Additions to properties
Track and roadway	$756	$589	$510
Buildings	47	19	12
Rolling stock	179	26	80
Information systems	99	54	41
Other	72	55	60

Total – accrued additions to properties	1,153	743	703
Less:
Assets acquired through capital leases	–	1	1
Other non-cash transactions	49	16	(1)

Cash invested in additions to properties (as per Consolidated Statements of Cash Flows)	$1,104	$726	$703

Track installation capital programs
Track miles of rail laid (miles)	532	416	395
Track miles of rail capacity expansion (miles)	31	3	1
Crossties installed (thousands)	885	872	870

Of the total capital additions to properties noted in the table above, costs of approximately $680 million for 2011 (2010 – $588 million; 2009 – $606 million) were for the renewal of the railway, including track and roadway, buildings and rolling stock. Costs of approximately $836 million during the year ended December 31, 2011 (2010 – $790 million; 2009 – $782 million) related to normal repairs and maintenance of the railway and have been expensed and presented within operating expenses for the year. Repairs and maintenance does not have a standardized definition and, therefore, is unlikely to be comparable to similar measures of other companies and definitions applied by regulators.

We intend to finance capital expenditures with available cash from operations, but may partially finance these expenditures with new debt, capital leases and temporary draws on our credit facility. Our decisions on funding equipment acquisitions will be influenced by such factors as optimizing our capital structure and maintaining our debt covenants and investment grade rating, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.

2011 ANNUAL REPORT	33

Financing Activities

Cash provided by financing activities was $217 million in 2011, as compared to cash used in financing activities of $168 million in 2010 and cash provided by financing activities of $490 million in 2009.

Cash provided by financing activities in 2011 was primarily from:

☐

the issuance of $125 million 5.10% 10-year Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes for net proceeds of $618 million. These proceeds were largely used to make a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan, discussed further in Section 22, Critical Accounting Estimates;

☐	the issuance of US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million; and

☐	$28 million in short-term borrowings.

These proceeds were partially offset by:

☐	the redemption of US$246 million 6.25% 10-year Notes for a total cost of $251 million;

☐	the redemption of US$101 million 5.75% 5-year Notes pursuant to a call offer for a total cost of $113 million, which included a redemption premium paid to note holders to redeem the Notes; and

☐	the payments of dividends.

Cash used in financing activities in 2010 was mainly for the redemption of $350 million 4.9% seven-year Medium Term Notes; $226 million bank loan, including $72 million in interest; which was offset in part by the collection of a related $220 million receivable, including $70 million in interest, from a financial institution; and the payment of dividends. These uses of cash were also partly offset by the issuance of US$350 million 4.45% 12.5-year Notes for net proceeds of $355 million.

Cash provided by financing activities in 2009 was mainly due to the issuance of:

☐	common shares under a final prospectus offering for net cash proceeds of approximately $489 million;

☐	US$350 million 7.25% 10-year Notes for net proceeds of approximately $409 million;

☐	$400 million 6.45% 30-year Notes for net proceeds of $398 million; and

☐	US$65 million 5.57% Senior Secured Notes for net proceeds of $67 million.

These proceeds were partially offset by the tendering of debt for a total cost of $572 million and the repayment of short-term borrowings and the payments of dividends.

The Company has available, as sources of financing, unused credit facilities of up to $691 million.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total shareholders’ equity as presented on our Consolidated Balance Sheets. At December 31, 2011, our debt to total capitalization increased to 50.7%, compared with 47.2% at December 31, 2010.

This increase was primarily due to the issuance of long-term debt and an increase in the accumulated loss of the pension plan which decreased equity. This increase was partially offset by the redemption of long-term debt and an increase in equity driven by earnings.

At December 31, 2010, our debt to total capitalization decreased to 47.2%, compared with 50.5% at December 31, 2009. This decrease was primarily due to:

☐	redemption of long-term debt;

☐	an increase in equity driven by earnings; and

☐	the impact of the stronger Canadian dollar on U.S. dollar-denominated debt at December 31, 2010, compared with December 31, 2009.

This decrease was partially offset by the issuance of long-term debt and an increase in the accumulated loss of the pension plan which decreased equity.

Interest Coverage Ratio

Interest coverage ratio is measured, on a rolling twelve month basis, as earnings before interest and taxes (“EBIT”) divided by net interest expense. The interest coverage ratio and EBIT are non-GAAP measures, discussed further in Section 15, Non-GAAP Measures. At December 31, 2011, our

34	2011 ANNUAL REPORT

interest coverage ratio was 3.8, compared with 4.4 at December 31, 2010. This decrease was primarily due to a year-over-year reduction in EBIT. At December 31, 2010, our interest coverage ratio was 4.4, compared with 3.4 at December 31, 2009. This increase was primarily due to a year-over-year improvement in EBIT.

Calculation of Free Cash(1)

(Reconciliation of free cash to GAAP cash position)
For the year ended December 31 (in millions)	2011	2010	2009

Voluntary prepayments to the main Canadian defined benefit pension plan	$(600)	$(650)	$(500)
Other operating cash flows	1,112	1,152	951

Cash provided by operating activities	512	502	451
Cash used in investing activities	(1,044)	(635)	(359)
Dividends paid	(193)	(174)	(163)
Foreign exchange effect on cash and cash equivalents	1	(17)	(20)

Free cash(1)	(724)	(324)	(91)
Cash provided by financing activities, excluding dividend payment	410	6	653

(Decrease) increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	(314)	(318)	562
Cash and cash equivalents at beginning of year	361	679	117

Cash and cash equivalents at end of year	$47	$361	$679

(1) Free cash has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in Section 15, Non-GAAP Measures.

There was negative free cash of $724 million in 2011, and negative free cash of $324 million in 2010. This increase was primarily due to higher additions to properties and lower earnings, partially offset by lower pension contributions, as 2011 included a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan compared with $650 million in 2010. In addition, in 2010 the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2011, discussed further in Section 22, Critical Accounting Estimates.

There was negative free cash of $324 million in 2010, and negative free cash of $91 million in 2009.

This increase was primarily due to:

☐

a $650 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan in 2010, compared to a $500 million voluntary prepayment in 2009. In addition, in 2010 the Company made scheduled contributions of approximately $100 million towards the main Canadian defined benefit pension plan’s deficit. The Company did not make a similar payment in 2009;

☐	proceeds on the sales of a partnership interest and significant properties in 2009;

☐	the unfavourable impact in working capital balances in 2010; and

☐	cash tax payments in 2010 compared to tax recoveries in 2009.

This increase was partially offset by higher earnings in 2010.

The Company made voluntary prepayments to its main Canadian defined benefit pension plan of $600 million, $650 million and $500 million in 2011, 2010 and 2009, respectively, in order to reduce, and provide greater stability of future contributions to this plan. It is expected that annual pension contributions will now be in the range of $100 million to $125 million for the next several years, whereas without the prepayments future contributions would be greater and more volatile from year to year. By ensuring that pension contributions will be more stable and predictable over the next few years, the Company is better able to plan and manage the use of cash in other areas of our business, including the accelerated capital program. Funding for the prepayments was through the issuance of debt at attractive interest rates which are lower than the rate of return on plan assets that the pension plan is expected to earn. Furthermore, the prepayments are fully tax deductible when made and have contributed to the extension of the timing of when CP will become cash taxable in Canada.

2011 ANNUAL REPORT	35

15. NON-GAAP MEASURES

We present non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP measures exclude other specified items that are not among our normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. The measure is used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provides a comparable measure for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for changes in cash and cash equivalent balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 14, Liquidity and Capital Resources.

Interest coverage ratio, a non-GAAP measure, is used in assessing the Company’s debt servicing capabilities, but does not have a comparable GAAP measure to which it can be reconciled. This ratio provides an indicator of our debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. Interest coverage ratio includes EBIT, a non-GAAP measure, which can be calculated as Operating income less Other income and charges plus Gain on sale of partnership interest. The ratio, measured as EBIT divided by Net interest expense is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 14, Liquidity and Capital Resources.

16. BALANCE SHEET

Total Assets

Total assets were $14,110 million at December 31, 2011, compared with $13,676 million at December 31, 2010. This increase was primarily due to an increase in Net properties due to our 2011 capital plan additions in excess of depreciation, as well as an increase in Accounts Receivable, net, mostly reflecting increased billings. This increase was partially offset by a reduction in Cash and cash equivalents, discussed further in Section 14, Liquidity and Capital Resources, and a decrease in deferred income tax assets resulting from the amount which CP expects to utilize in 2012, as well as the net impact of the cancellation of share appreciation rights (“SARs”).

Total Liabilities

Total liabilities were $9,461 million at December 31, 2011, compared with $8,852 million at December 31, 2010.

This increase was primarily due to:

☐

a net increase in long-term debt due to the issuance of notes to fund voluntary prepayments to the Company’s main Canadian defined benefit pension plan and to fund locomotive purchases, discussed further in Section 14, Liquidity and Capital Resources;

☐

an increase in Pension and other benefit liabilities arising from a reduction in discount rates and unfavourable 2011 equity returns, discussed further in Section 22, Critical Accounting Estimates; and

☐	an increase in Accounts payable and accrued liabilities, partly due to higher trade payables associated with an increased capital program.

This increase was partially offset by a reduction in long-term deferred tax liabilities resulting from an increase in non-current deferred tax assets associated with tax losses and tax credits, which are netted against such liabilities, and a decrease in Other long-term liabilities resulting from the resolution of certain income tax matters related to previous-year tax filings and estimates, discussed further in Section 10, Other Income Statement Items, as well as the reclassification of the liability related to certain SARs.

Shareholders’ Equity

At December 31, 2011, our Consolidated Balance Sheet reflected $4,649 million in equity, compared with $4,824 million at December 31, 2010. This decrease was primarily due to an increase in Accumulated other comprehensive loss (“AOCL”) driven by an increase in Pension and other benefit liabilities arising from a reduction in discount rates and unfavourable 2011 equity returns. This decrease was partially offset by net income in excess of dividends, and an increase in Additional paid-in capital due primarily to the reclassification of the liability related to cancelled SARs.

Share Capital

At March 5, 2012, 170,738,260 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At March 5, 2012, 9.6 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, and 0.4 million Common Shares have been reserved for issuance of future options.

Tandem Share Appreciation Rights

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SARs and keeping in place the outstanding option. During 2011, the Company cancelled 3.5 million SARs and reclassified the fair value of the previously recognized liability ($75 million) and the recognized deferred tax asset ($18 million) to Additional paid-in capital. The terms of the awards were not changed and as a result no incremental cost was recognized. The

36	2011 ANNUAL REPORT

weighted average fair value of the units cancelled was $23.75 per unit. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.3000	March 30, 2012	April 30, 2012
$0.3000	December 30, 2011	January 30, 2012
$0.3000	September 30, 2011	October 31, 2011
$0.3000	June 24, 2011	July 25, 2011
$0.2700	March 25, 2011	April 25, 2011
$0.2700	December 31, 2010	January 31, 2011
$0.2700	September 24, 2010	October 25, 2010
$0.2700	June 25, 2010	July 26, 2010
$0.2475	March 26, 2010	April 26, 2010
$0.2475	December 31, 2009	January 25, 2010
$0.2475	September 25, 2009	October 26, 2009
$0.2475	June 26, 2009	July 27, 2009
$0.2475	March 27, 2009	April 27, 2009

17. FINANCIAL INSTRUMENTS

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

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2.

A detailed analysis of the techniques used to value the Company’s long-term floating rate notes, which are classified as Level 3, are discussed further in Section 22, Critical Accounting Estimates.

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,314 million at December 31, 2011 (December 31, 2010 – $4,773 million) and a carrying value of $4,745 million at December 31, 2011 (December 31, 2010 – $4,315 million). The fair value of publicly traded long-term debt, determined based on market prices, was $4,390 million at December 31, 2011 (December 31, 2010 – $3,963 million) with a carrying value of $3,913 million (December 31, 2010 – $3,606 million).

Derivative Financial Instruments

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship

2011 ANNUAL REPORT	37

between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Credit Risk Management

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result create a financial loss for the Company. The Company’s credit risk regarding its investment in long-term floating rate notes is discussed further in Section 22, Critical Accounting Estimates.

The Company predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectability.

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an on-going basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. The Company does not anticipate non-performance that would materially impact the Company’s financial statements. In addition, the Company believes there are no significant concentrations of credit risk.

Foreign Exchange Management

The Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net Investment Hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Foreign Exchange Forward Contracts

During 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts, accounted for as cash flow hedges, to fix the exchange rate on these Notes, for total proceeds of $2 million.

At December 31, 2011, the Company had remaining FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During 2011, a combined realized and unrealized foreign exchange gain of $8 million (2010 – unrealized loss of $1 million) in Other income and charges was recorded in relation to these derivatives. During 2011, the gain recorded in Other income and charges was largely offset by the realized and unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, the loss in 2010 was largely offset by unrealized gains on the underlying debt.

At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in Other assets with the offset reflected as an unrealized loss of $1 million in Accumulated other comprehensive loss and as an unrealized gain of $7 million in Retained earnings. At December 31, 2010, the unrealized loss derived from these FX forwards was $2 million which was included in Other long-term liabilities with the offset reflected as an unrealized loss of $1 million in Accumulated other comprehensive loss and as an unrealized loss of $1 million in Retained earnings.

38	2011 ANNUAL REPORT

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

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest Rate Swaps

At December 31, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

During 2011, the Company amortized $5 million (2010 – $4 million; 2009 – $6 million) of deferred gains to Net interest expense relating to interest rate swaps previously unwound in 2010 and 2009. In addition, during 2011 the Company amortized $2 million of deferred gains to Other income and charges as a result of the redemption of 5.75% 2013 Notes. These gains were deferred as a fair value adjustment to the underlying debts that were hedged and were amortized to Net interest expense until the debts were redeemed in 2011.

Treasury Rate Locks

At December 31, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22 million (December 31, 2010 – $22 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in Accumulated other comprehensive loss and are amortized to Net interest expense in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to Net interest expense and Other comprehensive income in 2011 (2010 – $2 million; 2009 – $4 million).

At December 31, 2011, the Company expected that, during the next twelve months, a negligible amount of loss related to these previously settled derivatives would be reclassified to Net interest expense.

Stock-based Compensation Expense Management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: tandem share appreciation rights, deferred share units, and restricted share units. As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During 2011, the Company reduced the size of the TRS program by 0.5 million share units (December 31, 2010 – 0.5 million) at minimal cost to reflect the cancellation of SARs in Canada.

At December 31, 2011, the Company had 0.6 million share units (December 31, 2010 – 1.1 million) remaining in the TRS with an unrealized loss of $3 million (December 31, 2010 – $6 million) which was included in Accounts payable and accrued liabilities on the Consolidated Balance Sheets.

Compensation and benefits expense on the Company’s Consolidated Statements of Income included a net gain on these swaps of $3 million in 2011 (2010 – $12 million; 2009 – $19 million).

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

2011 ANNUAL REPORT	39

coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Energy Futures

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil, diesel and crack spreads.

At December 31, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 21 million U.S. gallons during the period January to December 2012 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At December 31, 2011, the unrealized loss on these futures contracts was $3 million (December 31, 2010 – unrealized gain $4 million) and was reflected in Accounts payable and accrued liabilities (December 31, 2010 – Other current assets) with the offset, net of tax, reflected in Accumulated other comprehensive loss on the Consolidated Balance Sheets. At December 31, 2011, the Company expected that, during the next twelve months, $3 million of unrealized losses on diesel future contracts would be realized and recognized in Fuel expense as a result of these derivatives being settled.

The impact of settled commodity swaps decreased Fuel expense in 2011 by $8 million as a result of realized gains on diesel swaps (2010 – realized gains $3 million; 2009 – realized losses $5 million).

For every one cent increase in the price of a U.S. gallon of diesel, fuel expense before tax and hedging will increase by approximately $3 million on an annual basis, assuming current FX rates and fuel consumption levels. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and our fuel cost recovery program.

18. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At December 31, 2011, the Company had residual value guarantees on operating lease commitments of $164 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2011, these accruals amounted to $8 million (December 31, 2010 – $5 million).

19. CONTRACTUAL COMMITMENTS

The accompanying table indicates our obligations and commitments to make future payments for contracts, such as debt, capital lease and commercial arrangements.

At December 31, 2011

Payments due by period (in millions)	Total	2012	2013 & 2014	2015 & 2016	2017 & beyond

Contractual commitments
Long-term debt	$4,489	$42	$92	$151	$4,204
Capital lease	288	8	143	9	128
Operating lease(1)	813	145	227	148	293
Supplier purchase	1,810	239	304	299	968
Other long-term liabilities(2)	721	83	154	129	355

Total contractual commitments	$8,121	$517	$920	$736	$5,948

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $164 million, discussed further in Section 18, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2012 to 2021. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 22, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2017 & beyond” category in this table. Deferred income taxes are discussed further in Section 22, Critical Accounting Estimates.

40	2011 ANNUAL REPORT

20. FUTURE TRENDS AND COMMITMENTS

Agreements and Recent Developments

Canpotex

On January 23, 2012, CP reached a ten-year agreement with Canpotex, commencing July 1, 2012. Under the agreement, CP will be Canpotex’s principal Canadian railway partner, transporting a large majority of potash shipments to Canpotex’s main terminal in Vancouver, B.C. In addition, in conjunction with Union Pacific Corporation, CP will transport all Canpotex potash shipments to Portland, Oregon.

Change in Executive Officer

On April 1, 2011, Mr. Ed Harris retired as Executive Vice-President and Chief Operations Officer and Mr. Michael Franczak was appointed Executive Vice-President, Operations. Mr. Harris acted as an advisor to Mr. Franczak until December 14, 2011. Mr. Franczak, who was subsequently appointed Executive Vice-President and Chief Operations Officer effective March 1, 2012, reports to the President and Chief Executive Officer and is responsible for operations activity across Canadian Pacific’s North American network.

Board Appointments

Canadian Pacific announced the appointment of Mr. Tony Ingram and Mr. Ed Harris to the Board of Directors on December 15, 2011.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $69.01 at December 31, 2011, an increase of $4.39 per share from $64.62 at December 31, 2010. The market value per CP common share, as listed on the Toronto Stock Exchange was $64.62 at December 31, 2010, an increase of $7.83 per share from $56.79 at December 31, 2009.

Environmental

Cash payments related to our environmental remediation program, described in Section 22, Critical Accounting Estimates, totalled $15 million in 2011, compared with $13 million in 2010 and $18 million in 2009. Cash payments for environmental initiatives are estimated to be approximately $15 million in 2012, $14 million in 2013, $11 million in 2014 and a total of approximately $57 million over the remaining years through 2021, which will be paid in decreasing amounts. All payments will be funded from general operations.

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

Certain Other Financial Commitments

In addition to the financial commitments mentioned previously in Section 18, Off-Balance Sheet Arrangements and Section 19, Contractual Commitments, we are party to certain other financial commitments set forth in the table below.

At December 31, 2011

Amount of commitments per period (in millions)	Total	2012	2013 & 2014	2015 & 2016	2017 & beyond

Commitments
Letters of credit	$407	$407	$–	$–	$–
Capital commitments	366	357	6	–	3

Total commitments	$773	$764	$6	$–	$3

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and our pension fund. We are liable for these contractual amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.

2011 ANNUAL REPORT	41

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2012 through 2030. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

Pension Plan Deficit

A description of our future expectations related to the Company’s pension plans is included in Section 22, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totalled $27 million in 2011, compared with $20 million in 2010 and $27 million in 2009. Cash payments for restructuring initiatives are estimated to be approximately $21 million in 2012, $12 million in 2013, $9 million in 2014, and a total of approximately $17 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

21. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, reputation impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

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

Liquidity

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement with an accordion feature of up to $1.3 billion. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. At December 31, 2011, CP had available $429 million under the revolving facility limit and $156 million available under the letter of credit facility limit. In addition, CP also has available from a financial institution a revolving credit agreement of $106 million, of which $106 million was available on December 31, 2011. This agreement is available through the end of 2013. With respect to both agreements the company had utilized $390 million for letters of credit and $25 million as short-term borrowings, in addition to a bank overdraft of $2 million. The weighted average annual interest rate for short-term borrowings was 1.98% (2010 - not applicable; 2009 - 1.91%). Both agreements are required to maintain a maximum debt to total capitalization ratio and the $106 million agreement is currently subject to a minimum fixed charge coverage ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, our $1.0 billion credit agreement will also be required to maintain a minimum fixed charge coverage ratio. At December 31, 2011, the Company satisfied the thresholds stipulated in both financial covenants.

It is CP’s intention to manage its long-term financing structure to maintain its investment grade rating.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.

42	2011 ANNUAL REPORT

Regulatory Authorities

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

For the grain crop year beginning August 1, 2011 the Agency announced a 3.5% increase in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI, additional factors are discussed further in this section.

Transport Canada regulates safety-related aspects of our railway operations in Canada. On March 26, 2011, the Canadian Parliament was dissolved for an election that was held on May 2, 2011. As a result, all outstanding business before the House of Commons, including Bill C-33 (an Act to amend the Railway Safety Act and make consequential amendments to the Canada Transportation Act) expired on the Order Paper. On October 7th, 2011, the Government of Canada re-introduced Bill C-33 in the Senate as Bill S-4. No assurance can be given to the effect on CP of this or future legislative action.

On August 12, 2008, the Minister of Transport, Infrastructure and Communities announced the Terms of Reference for the Rail Freight Service Review (“RFSR”). The review is focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the RFSR Panel released its final report and the Government of Canada announced its response to the RFSR. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months further to the release of the RFSR final report, including the intention to table a bill to give shippers the right to a service agreement. The Company will work with the government on these initiatives. It is too soon to determine if these initiatives will have a material impact on the Company’s financial condition and results of operation.

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act requires, among other things, the introduction of Positive Train Control by the end of 2015, discussed further in Section 21, Business Risks; limits freight rail crews’ duty time; and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations.

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

The STB held a hearing to review existing exemptions from railroad-transportation regulations for certain commodities, boxcar and intermodal freight and a hearing on rail competition. The industry and CP participated.

The Chairman and Ranking Republican on the Senate Commerce Committee reintroduced the Surface Transportation Board Reauthorization Act which was the subject of discussions with shippers and the rail industry during the last Congress. They are seeking to include more modest provisions as the “National Rail System Preservation, Expansion, and Development Act of 2012” in the omnibus “Moving Ahead for Progress in the 21st Century Act (‘MAP-21’)” surface transportation authorization bill now under consideration on the Senate floor. The Association of American Railroads issued a statement that, “As the Senate continues its floor consideration of MAP-21, AAR urges support for the Senate Commerce provisions and looks forward to continued dialogue with the Commerce Committee leadership on the final provisions of the legislation”. It is too soon to know whether the hearings or the reintroduced Surface Transportation Board Reauthorization Act will result in further proceedings and regulatory changes.

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

2011 ANNUAL REPORT	43

Security

We are subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. In Canada, regulatory security requirements are expected to be issued in the future under Transportation of Dangerous Goods Act. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.

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

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement by December 31, 2015, interoperable Positive Train Control (“PTC”) on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$250 million. As at December 31, 2011, total expenditures related to PTC were approximately $42 million, (December 31, 2010 – approximately $14 million).

Labour Relations

Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact our business or operating results.

At December 31, 2011, approximately 78% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with five of seven bargaining units that represent our employees in Canada and 22 of 32 bargaining units that represent employees in our U.S. operations.

Labour Relations – Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. Currently, collective agreements are in effect with five of the seven bargaining units. Agreements with the Teamsters Canada Rail Conference (“TCRC”), representing running trades employees and the TCRC-Rail Canada Traffic Controllers (“TCRC-RCTC”), representing rail traffic controllers expired December 31, 2011. The terms of the collective agreement are in effect until a new agreement is reached. Of the five agreements that are in place, four expire at the end of 2012 (Canadian Pacific Police Association – representing CP police employees, United Steelworkers – representing clerical workers, TCRC-Maintenance of Way Employees Division – representing track maintenance employees and the International Brotherhood of Electrical Workers – representing signals employees). One agreement, with the Canadian Auto Workers (“CAW”), representing car and locomotive repair employees expires December 31, 2014. On February 17, 2012, we requested the Federal Minister of Labour appoint a conciliator to assist in progressing discussions on a new labour agreement

44	2011 ANNUAL REPORT

with the TCRC and TCRC-RCTC unions. The average conciliation process can last between 80 and 90 days. There can be no strike or lockout during this period.

Labour Relations – U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our D&H subsidiary, and four bargaining units of our DM&E subsidiary, and have commenced first contract negotiations with a bargaining unit certified to represent DM&E track maintainers.

Soo Line has settled contracts with twelve of the fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, signal maintainers, train dispatchers, sheet metal workers, and mechanical labourers. Mechanical supervisors opened for negotiation in January 2010 and have committed to stand by the outcome of wage, benefits, and rules negotiations at the national table. Soo Line has joined with the other U.S. Class I railroads in national bargaining for this upcoming round of negotiations. The bargaining units representing track maintainers have a tentative agreement with an anticipated ratification date of mid-April.

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

DM&E currently has an agreement in place with four bargaining units which cover all DM&E engineers and conductors, signal and communication workers and mechanics. Negotiations on the first contract to cover track maintainers continue in the first quarter of 2012.

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

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

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

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor do we operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S. However, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

2011 ANNUAL REPORT	45

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

Financial risks

Pension Funding Volatility

A description of our pension funding volatility related to the Company’s pension plans is included in Section 22, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

Our primary mitigation strategy includes a fuel cost recovery program and from time to time derivative instruments specific instruments currently used are discussed further in Fuel Price Management in Section 17, Financial Instruments. The fuel cost recovery program reflects changes in fuel costs, which are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

To address the residual portion of our fuel costs not mitigated by our fuel recovery programs, CP has a systematic hedge program with monthly rolling hedges of 10% – 12% of our fuel requirements. Using this approach CP will, at any point in time, have 5% – 7% of the next twelve months’ fuel consumption and 8% – 10% of the next quarter’s fuel consumption hedged.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, Canadian, U.S. and international monetary policies and U.S. debt levels. Changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and, in turn, positively or negatively affect our revenues and expenses. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. Foreign exchange management is discussed further in Section 17, Financial Instruments.

Interest Rate Risk

In order to meet our funding requirements and our capital structure requirements, we may enter into long-term debt agreements. These debt agreements expose us to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of our assets and liabilities will also vary with interest rate changes. To manage our interest rate exposure, we may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting ourselves against interest rate increases. We may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, we may incur higher costs depending on our contracted rate. Interest rate management is discussed further in Section 17, Financial Instruments.

General and Other Risks

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

46	2011 ANNUAL REPORT

Supply Chain Disruptions

The North American transportation system is integrated. CP’s operations and service may be negatively impacted by service disruptions of other transportation links such as ports, handling facilities, customer facilities, and other railroads. A prolonged service disruption at one of these entities could have a material adverse effect on CP’s operations, financial conditions and liquidity.

Reliance on Technology and Technological Improvements

IT is critical to all aspects of our business. While we have business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of our IT or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on our results of operations, financial condition and liquidity. If we are unable to acquire or implement new technology, we may suffer a competitive disadvantage, which could also have an adverse effect on our results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. We have workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on our results of operations and financial conditions.

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

General Risks

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

2011 ANNUAL REPORT	47

22. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill and intangible assets.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Committee, which is comprised entirely of independent directors.

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

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to our financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to Other long-term liabilities on our Consolidated Balance Sheets and to Purchased services and other within operating expenses on our Consolidated Statements of Income.

At December 31, 2011, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $97 million (2010 – $107 million), of which the long-term portion amounting to $82 million (2010 – $91 million) was included in Other long-term liabilities and the short-term portion amounting to $15 million (2010 – $16 million) was included in Accounts payable and accrued liabilities. Total payments were $15 million in 2011 and $13 million in 2010. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $2 million in 2011 and a decrease of $5 million in 2010.

Pensions and Other Benefits

We have defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are discussed in the Legal and Personal Injury Liabilities section below. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties.

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

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada are the actuarial present value of benefits payable to employees on disability.

We included pension benefit liabilities of $884 million in Pension and other benefit liabilities on our December 31, 2011 Consolidated Balance Sheet. We also included post-retirement benefits accruals of $383 million in Pension and other benefit liabilities and post-retirement benefits accruals of $21 million in Accounts payable and accrued liabilities on our December 31, 2011 Consolidated Balance Sheet. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in the Legal and Personal Injury Liabilities section below.

Fluctuations in the post-retirement benefit obligation can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million.

48	2011 ANNUAL REPORT

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our December 31, 2011 Consolidated Statement of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $79 million in 2011, compared with $69 million in 2010.

Net periodic benefit costs for pensions were $51 million in 2011, compared with $39 million in 2010. The portion of this related to defined benefit pensions was $46 million in 2011, compared with $36 million in 2010, and the portion related to defined contribution pensions (equal to contributions) was $5 million for 2011, compared with $3 million for 2010. We estimate net periodic benefit costs for pensions in 2012 to equal approximately $47 million, including $41 million for defined benefit pensions and $6 million for defined contribution pensions. Net periodic benefit costs for post-retirement benefits were $28 million in 2011, compared with $29 million in 2010. Net periodic benefit costs for post-retirement benefits in 2012 are not expected to differ materially from the 2011 costs.

Fluctuations in net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term interest rates is moderated by the 60% matching of the sensitivities of the main Canadian plan’s fixed income assets and liabilities to movements in long Government of Canada bond yields contained in the plan’s investment policy. If the rate of investment return on the plans’ public equity securities in 2011 had been 10 percentage points higher (or lower) than the actual 2011 rate of investment return on such securities, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. If the yield spread between the high quality long-term Canadian corporate bonds used to calculate the discount rate and long-term Government of Canada bonds as at December 31, 2011 had been higher (or lower) by 0.1%, 2012 net periodic benefit costs for pensions would be lower (or higher) by $14 million. A change in long-term Government of Canada bond yields as at December 31, 2011, without a change in the spread between Canadian corporate and Government of Canada bond yields, would not have materially affected 2012 net periodic benefit costs for pensions due to the above asset/liability interest rate matching.

Pension Plan Deficit

We made contributions of $693 million to the defined benefit pension plans in 2011, compared with $837 million in 2010. Our 2011 contributions included a voluntary prepayment in December 2011 of $600 million to our main Canadian defined benefit pension plan. Our 2010 and 2009 contributions included voluntary prepayments of $650 million in September 2010 and $500 million in December 2009 to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $100 million to $125 million in each of the next few years. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009, September 2010 and December 2011 voluntary prepayments against contribution requirements in the next few years.

Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which the voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment.

We estimate that every 1.0 percentage point increase (or decrease) in the discount rate attributable to changes in long Government of Canada bond yields can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $600 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $90 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

The plans’ investment policies provide a target allocation of approximately 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Pension Funding Volatility

Our main Canadian defined benefit pension plan accounts for 97% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Over the last several years, CP has made several changes to the plan’s investment policy to reduce this volatility, including the reduction of the plan’s public equity markets exposure. In addition, CP has made voluntary prepayments to our main Canadian defined benefit pension plan of $600 million in December 2011, $650 million in September 2010, and $500 million in December 2009 which will reduce pension

2011 ANNUAL REPORT	49

funding volatility, since we have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension funding requirements.

Property, Plant and Equipment

CP performs depreciation studies of each property group approximately every three years to update depreciation rates. The depreciation studies are based on statistical analysis of historical retirements of properties in the group and incorporate engineering estimates of changes in current operations and of technological advances. We depreciate the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. We follow the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the service life or salvage value of individual properties within the same class. The estimates of economic lives are uncertain and can vary due to technological changes or in the rate of wear. Additionally, the depreciation rates are updated to reflect the change in residual values of the assets in the class. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation. For the sale or retirement of larger groups of depreciable assets that are unusual and were not included in our depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of Net properties on our Consolidated Balance Sheet. At December 31, 2011, accumulated depreciation was $5,970 million.

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

In determining deferred income taxes, we make estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

Deferred income tax expense totalling $187 million was included in income tax for 2011 and $211 million was included in income tax in 2010. The change in deferred income tax in 2011 was primarily due to lower taxable income. At December 31, 2011, deferred income tax liabilities of $1,819 million (2010 – $1,945 million) were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $101 million realizable within one year were recorded as a current asset compared to $222 million at December 31, 2010.

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

50	2011 ANNUAL REPORT

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

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other on our Consolidated Statement of Income, amounted to $74 million in 2011 (2010 – $50 million; 2009 – $54 million).

Accruals for incidents, claims and litigation, including WCB accruals, totaled $172 million, net of insurance recoveries, at December 31, 2011 and $161 million at December 31, 2010. At December 31, 2011 and 2010 respectively, the total accrual included $106 million and $99 million in Pension and other benefit liabilities, $14 million and $13 million in Other long-term liabilities and $53 million and $52 million in Accounts payable and accrued liabilities, offset by $1 million and $1 million in Other assets and $Nil million and $2 million in Accounts receivable, net.

Long-term Floating Rate Notes

At December 31, 2011 and December 31, 2010, the Company held long-term floating rate notes, consisting almost entirely of Master Asset Vehicle (“MAV”) 2 notes with eligible assets, with a total settlement value of $105 million and $117 million, respectively, and carrying values of $79 million and $70 million, respectively. The carrying values, being the estimated fair values, are reported in Investments.

The MAV 2 Class A-1 notes received an A (high) rating from Dominion Bond Rating Service (“DBRS”), unchanged from 2010, however at December 31, 2011, the rating was Under Review with Positive Implications. On September 23, 2011, the rating of the MAV 2 Class A-2 notes was upgraded from BBB (low) to BBB (high).

During 2011, the Company sold all of its MAV 2 Class B and Class C and MAV 3 Class 9 notes for proceeds of $6 million and recorded a gain of $6 million. During 2010, the Company used notes to settle a $9 million credit facility with a major Canadian Bank and recorded a gain of $1 million. The notes had an estimated fair value of $8 million.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and changes in assumptions have resulted in gains of $15 million in 2011 (2010 – $9 million; 2009 – $9 million) which were reported in Other income and charges. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled December 31, 2011 and December 31, 2010, respectively, are:

	December 31, 2011	December 31, 2010

Probability weighted average coupon interest rate	0.8%	0.8%
Weighted average discount rate	6.1%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 years	Approximately 6 years
Credit losses	MAV 2 eligible asset notes:	MAV 2 eligible asset notes:
	nil	1% to 100%
		MAV 3 Class 9 Traditional Asset Tracking notes: 1%

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $79 million at December 31, 2011 (December 31, 2010 – $70 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	2011		2010
(in millions of Canadian dollars)	Original cost	Estimated fair value	Original Cost	Estimated fair value

As at January 1	$117	$70	$129	$70
Redemption of notes	(12)	–	(12)	(8)
Accretion	–	5	–	6
Change in market assumptions	–	4	–	2

As at December 31	$105	$79	$117	$70

2011 ANNUAL REPORT	51

Sensitivity analysis is presented below for key assumptions at December 31, 2011:

(in millions of Canadian dollars)	Change in fair value of long-term floating rate notes

Coupon interest rate
50 basis point increase	$1
50 basis point decrease	$(1)
Discount rate
50 basis point increase	$(2)
50 basis point decrease	$2

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

Goodwill and Intangible Assets

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain. The annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 42% in 2011 and 40% in 2010.

The impairment test was performed primarily using an income approach based on discounted cash flows. A discount rate of 9.5% (2010 – 8.5% to 9.0%) was used, based on the weighted average cost of capital. A change in discount rates of 0.25% would change the valuation by 5.0% to 6.0%. The valuation used revenue growth projections ranging from 4.5% to 11.2% (2010 – 4.3% to 7.1%) annually. A change in the long-term growth rate of 0.25% would change the valuation by 4.0% to 5.0%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies, adjusted for the inherent minority discount. The derived value of CP U.S. using the income approach fell within the range of the observable trading multiples. The income approach was chosen over the market approach as it takes into consideration the particular characteristics attributable to CP U.S.

As at December 31, 2011 goodwill was $150 million and $147 million at December 31, 2010. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate.

23. SYSTEMS, PROCEDURES AND CONTROLS

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

24. 2011 GUIDANCE UPDATES

2011 Financial Assumptions

In the 2010 annual MD&A, assumptions for 2011 were provided which included capital expenditures estimated to range from $950 million to $1.05 billion. CP expected its tax rate to be in the 24% to 26% range. The 2011 pension contributions were estimated to be between $100 million and $125 million.

2011 Third-Quarter Guidance Update

CP updated its assumptions as follows: Capital expenditures were estimated to be $1.1 billion in 2011. This increase included the purchase of additional locomotives and our ability to complete our planned capital program. We estimated our aggregate defined benefit pension contributions to equal approximately $100 million in 2011, and in the range of $125 million to $150 million in each of the subsequent three or four years.

52	2011 ANNUAL REPORT

Variance from 2011 Guidance

CP’s capital expenditures for 2011 came in at $1.1 billion, discussed further in Section 14, Liquidity and Capital Resources. The effective tax rate for 2011 was 18.2% including a 5.3% reduction for the impact of an income tax benefit resulting from the resolution of certain income tax matters related to previous-year tax filings and estimates, discussed further in Section 10, Other Income Statement Items. Excluding this income tax benefit, we were in line with the guidance provided. Our 2011 contributions to the defined benefit pension plans were $693 million, including a $600 million voluntary prepayment, discussed further in Section 22, Critical Accounting Estimates.

25. GLOSSARY OF TERMS

Average active employees – expense: The average number of actively employed workers during the period whose compensation costs are included in Compensation and Benefits Expense on the Consolidated Statement of Income. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working or who have not worked a minimum number of hours. This definition also excludes employees working on capital projects.

Average daily active cars on-line: The average number of freight cars that are in active status on CP’s network. This includes cars that are in need of light repairs. This excludes freight cars that require significant repairs, are in storage and cars spotted at customer facilities.

Average daily active road locomotives on-line: The average number of road locomotives that are in active status on CP’s network. This excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Average terminal dwell: The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

Average train length – excluding local traffic: The average length of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Average train speed: The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around our yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation.

Employee productivity: The total freight gross ton-miles divided by the average number of active expense employees.

FRA: U.S. Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

2011 ANNUAL REPORT	53

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,400 in the U.S. or $9,800 in Canada in damage.

Freight revenue per carload: The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

Freight revenue per RTM: The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

FX or Foreign Exchange: The value of the Canadian dollar relative to the U.S. dollar (exclusive of any impact on market demand).

GAAP: Accounting principles generally accepted in the United States.

GTMs or gross ton-miles: The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

IOP: Integrated Operating Plan, the foundation for our scheduled railway operations.

Locomotive productivity: The daily average GTMs divided by the active road horse power. Active road horse power excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

Operating income: Calculated as total revenues less total operating expenses and is a common measure of profitability used by management.

Operating ratio: The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

RTMs or revenue ton-miles: The movement of one revenue-producing ton of freight over a distance of one mile.

Soo Line: Soo Line Railroad Company, a wholly owned indirect U.S. subsidiary of CPRL.

STB: U.S. Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

54	2011 ANNUAL REPORT

Canadian Pacific Railway Limited

CONSOLIDATED FINANCIAL STATEMENTS

Accounting Principles Generally Accepted In the United States of America

December 31, 2011

Except where otherwise indicated, all financial information

reflected herein is expressed in Canadian dollars

2011 ANNUAL REPORT	55

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.

Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit, Finance and Risk Committee (the “Audit Committee”), consisting of six members, all of whom are independent directors. The Audit Committee reviews the consolidated financial statements with management and the Independent Registered Chartered Accountants prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the Independent Registered Chartered Accountants to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of both the Independent Registered Chartered Accountants and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal auditors and Independent Registered Chartered Accountants have full access to the Audit Committee, with or without the presence of management.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework”. Based on this assessment, management determined that the Company maintained effective internal control over financial reporting as of December 31, 2011.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by Deloitte & Touche LLP, Independent Registered Chartered Accountants, as stated in their report, which is included herein.

Kathryn B. McQuade	Fred J. Green
Executive Vice-President and Chief Financial Officer	President and Chief Executive Officer

February 28, 2012

56	2011 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Canadian Pacific Railway Limited:

We have audited the accompanying consolidated financial statements of Canadian Pacific Railway Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheet as at December 31, 2011 and the consolidated statements of income, comprehensive income, cash flows and changes in shareholders’ equity for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited and subsidiaries as at December 31, 2011 and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

Independent Registered Chartered Accountants

February 28, 2012

Calgary, Canada

2011 ANNUAL REPORT	57

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and the Shareholders of Canadian Pacific Railway Limited:

We have audited the internal control over financial reporting of Canadian Pacific Railway Limited and subsidiaries (the “Company”) as at December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2011, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

Independent Registered Chartered Accountants

February 28, 2012

Calgary, Canada

58	2011 ANNUAL REPORT

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Canadian Pacific Railway Limited

We have audited the consolidated balance sheet of Canadian Pacific Railway Limited as at December 31, 2010 and the consolidated statements of income, comprehensive income, cash flows, and changes in shareholders’ equity for each of the two years in the period ended December 31, 2010, and the related notes, which comprise a summary of significant accounting policies and other explanatory information.

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

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. Canadian generally accepted auditing standards require that we comply with ethical requirements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited as at December 31, 2010 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010 in accordance with accounting principles generally accepted in the United States of America.

Chartered Accountants

February 24, 2011

Calgary, Alberta

2011 ANNUAL REPORT	59

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions of Canadian dollars, except per share data)	2011	2010	2009

Revenues
Freight	$5,052	$4,853	$4,280
Other	125	128	122

Total revenues	5,177	4,981	4,402

Operating expenses
Compensation and benefits	1,426	1,431	1,307
Fuel	968	728	580
Materials	243	214	217
Equipment rents	209	206	226
Depreciation and amortization	490	489	483
Purchased services and other	874	797	783
Gain on sales of significant properties (Note 3)	–	–	(79)
Loss on termination of lease with shortline railway (Note 5)	–	–	55

Total operating expenses	4,210	3,865	3,572

Operating income	967	1,116	830
Gain on sale of partnership interest (Note 4)	–	–	81
Less:
Other income and charges (Note 6)	18	(12)	12
Net interest expense (Note 7)	252	257	268

Income before income tax expense	697	871	631
Income tax expense (Note 8)	127	220	81

Net income	$570	$651	$550

Earnings per share (Note 9)
Basic earnings per share	$3.37	$3.86	$3.31
Diluted earnings per share	$3.34	$3.85	$3.30

Weighted-average number of shares (millions)
Basic	169.5	168.8	166.3
Diluted	170.6	169.2	166.8

Dividends declared per share	$1.1700	$1.0575	$0.9900

See Notes to Consolidated Financial Statements.

60	2011 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31 (in millions of Canadian dollars)	2011	2010	2009

Net income	$570	$651	$550
Net gain in foreign currency translation adjustments, net of hedging activities	–	18	3
Change in derivatives designated as cash flow hedges	(7)	2	7
Change in pension and post-retirement defined benefit plans	(883)	(460)	(662)

Other comprehensive loss before income taxes	(890)	(440)	(652)
Income tax recovery	240	99	132

Other comprehensive loss (Note 10)	(650)	(341)	(520)

Comprehensive (loss) income	$(80)	$310	$30

See Notes to Consolidated Financial Statements.

2011 ANNUAL REPORT	61

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars)	2011	2010

Assets
Current assets
Cash and cash equivalents (Note 12)	$47	$361
Accounts receivable, net (Note 13)	518	459
Materials and supplies	138	114
Deferred income taxes (Note 8)	101	222
Other current assets	52	48

	856	1,204
Investments (Note 14)	167	145
Net properties (Note 15)	12,752	11,997
Goodwill and intangible assets (Note 17)	192	190
Other assets (Note 18)	143	140

Total assets	$14,110	$13,676

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing (Note 29)	$27	$–
Accounts payable and accrued liabilities (Note 19)	1,133	1,008
Long-term debt maturing within one year (Note 20)	50	282

	1,210	1,290
Pension and other benefit liabilities (Note 26)	1,372	1,116
Other long-term liabilities (Note 22)	365	468
Long-term debt (Note 20)	4,695	4,033
Deferred income taxes (Note 8)	1,819	1,945

Total liabilities	9,461	8,852

Shareholders’ equity
Share capital (Note 25)	1,854	1,813
Authorized unlimited common shares without par value. Issued and outstanding are 170.0 million and 169.2 million at December 31, 2011 and 2010, respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	86	24
Accumulated other comprehensive loss (Note 10)	(2,736)	(2,086)
Retained earnings	5,445	5,073

	4,649	4,824

Total liabilities and shareholders’ equity	$14,110	$13,676

Commitments and contingencies (Note 29)

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:
	J.E. Cleghorn, Director, Chairman of the Board	R. C. Kelly, Director, Chairman of Audit, Finance and Risk Committee

62	2011 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2011	2010	2009

Operating activities
Net income	$570	$651	$550
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	490	489	483
Deferred income taxes (Note 8)	187	211	133
Gain on sale of partnership interest (Note 4)	–	–	(81)
Gain on sales of significant properties (Note 3)	–	–	(79)
Pension funding in excess of expense (Note 26)	(647)	(801)	(572)
Other operating activities, net	(112)	(32)	(86)
Change in non-cash working capital balances related to operations (Note 11)	24	(16)	103

Cash provided by operating activities	512	502	451

Investing activities
Additions to properties (Note 15)	(1,104)	(726)	(703)
Proceeds from sale of properties and other assets	71	89	337
Other	(11)	2	7

Cash used in investing activities	(1,044)	(635)	(359)

Financing activities
Dividends paid	(193)	(174)	(163)
Issuance of common shares (Note 25)	29	32	514
Collection of receivable from financial institution (Note 13)	–	220	–
Issuance of long-term debt (Note 20)	757	355	873
Repayment of long-term debt	(401)	(613)	(618)
Net increase (decrease) in short-term borrowing	28	9	(150)
Other	(3)	3	34

Cash provided by (used in) financing activities	217	(168)	490

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	1	(17)	(20)

Cash position
(Decrease) increase in cash and cash equivalents	(314)	(318)	562
Cash and cash equivalents at beginning of year	361	679	117

Cash and cash equivalents at end of year (Note 12)	$47	$361	$679

Supplemental disclosures of cash flow information:

Income taxes paid (refunded)	$4	$8	$(39)
Interest paid	$271	$347	$289

See Notes to Consolidated Financial Statements.

2011 ANNUAL REPORT	63

CANADIAN PACIFIC RAILWAY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at December 31, 2008	$1,242	$41	$(1,225)	$4,217	$4,275
Net income	–	–	–	550	550
Other comprehensive loss (Note 10)	–	–	(520)	–	(520)
Dividends declared	–	–	–	(166)	(166)
Shares issued (Note 25)	495	–	–	–	495
Effect of stock-based compensation recovery	–	(2)	–	–	(2)
Shares issued under stock option plans (Note 25)	34	(8)	–	–	26

Balance at December 31, 2009	1,771	31	(1,745)	4,601	4,658
Net income	–	–	–	651	651
Other comprehensive loss (Note 10)	–	–	(341)	–	(341)
Dividends declared	–	–	–	(179)	(179)
Effect of stock-based compensation expense	–	1	–	–	1
Shares issued under stock option plans (Note 25)	42	(8)	–	–	34

Balance at December 31, 2010	1,813	24	(2,086)	5,073	4,824
Net income	–	–	–	570	570
Other comprehensive loss (Note 10)	–	–	(650)	–	(650)
Dividends declared	–	–	–	(198)	(198)
Effect of stock-based compensation expense	–	16	–	–	16
Change to stock compensation awards (Note 27)	–	57	–	–	57
Shares issued under stock option plans (Note 25)	41	(11)	–	–	30

Balance at December 31, 2011	$1,854	$86	$(2,736)	$5,445	$4,649

See Notes to Consolidated Financial Statements.

64	2011 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. CP provides rail and intermodal transportation services over a network of approximately 14,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CP’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1    Summary of significant accounting policies

U.S. Generally accepted accounting principles (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with GAAP as codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification.

Principles of consolidation

These consolidated financial statements include the accounts of CP and all of its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the period, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties and intangible assets, goodwill, stock-based compensation, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as of December 31, 2011.

Principal subsidiary	Incorporated under the laws of

Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

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

2011 ANNUAL REPORT	65

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

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Other comprehensive loss”. The majority of U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on this U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts in “Other comprehensive loss”.

Pensions and other benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the projected benefit obligation is based on blended market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined and accrued on a basis similar to pension costs.

The over or under funded status of defined benefit pension and other post-retirement benefit plans are recognized on the balance sheet. The over or under funded status is measured as the difference between the fair value of the plan assets and the benefit obligation. In addition, any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are recognized as a component of “Other comprehensive loss”, net of tax.

Gains and losses on post-employment benefits that do not vest or accumulate, including some workers’ compensation and long-term disability benefits in Canada, are included immediately in income as “Compensation and benefits”.

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

Much of the additions to properties, both new and replacement properties, are self-constructed. These are initially recorded at cost, including direct costs and attributable indirect costs, overheads and carrying costs. Direct costs include, among other things, labour costs, purchased services, equipment costs and material costs. Attributable indirect costs and overheads include incremental long-term variable costs resulting from the execution of capital projects. Indirect costs include largely local crew facilities, highway vehicles, work trains and area management costs. Overheads primarily include a portion of the cost of the Company’s engineering department which plans, designs and administers these capital projects. These costs are allocated to projects by applying a measure consistent with the nature of the cost based on cost studies. For replacement properties, dismantling work is performed concurrently with the installation, the project costs are allocated to dismantling and installation based on cost studies.

66	2011 ANNUAL REPORT

Ballast programs including undercutting, shoulder ballasting and renewal programs which form part of the annual track program are capitalized as this work, and the related added ballast material, significantly improves drainage which in turn extends the life of ties and other track materials. These costs are tracked separately from the underlying assets and depreciated over the period to the next estimated similar ballast program. Spot replacement of ballast is considered a repair which is expensed as incurred.

The cost of large refurbishments are capitalized and locomotive overhauls are expensed as incurred.

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

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company had no legal obligation to remove the assets, the removal costs incurred are charged to income in the period in which the assets are removed and are not charged to accumulated depreciation.

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

Assets held for sale

Assets to be disposed that meet the held for sale criteria are reported at the lower of their carrying amount and fair value, less costs to sell, and are no longer depreciated.

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

2011 ANNUAL REPORT	67

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

The Company has a fuel-hedging program under which CP acquires crude oil and/or diesel future contracts for a portion of its diesel fuel purchases to reduce the risk of price volatility affecting future cash flows. These agreements are usually accounted for as cash flow hedges, however, on occasion derivatives of a short-term duration may not be designated as a hedge for accounting purposes. The gains or losses on the hedge contracts are applied against the corresponding fuel purchases in the period during which the hedging contracts mature.

The Company entered into derivatives called Total Return Swaps (“TRS”) to mitigate fluctuations in tandem share appreciation rights (“TSAR”), deferred share units (“DSU”) and restricted share units (“RSU”). These are not designated as hedges and are recorded at market value with the offsetting gain or loss reflected in “Compensation and benefits”.

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

When appropriate, the Company records a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, we consider whether it is more likely than not that all or some portion of our deferred tax assets will not be realized, based on management’s judgments using available evidence about future events.

68	2011 ANNUAL REPORT

At times, tax benefit claims may be challenged by a tax authority. Tax benefits are recognized only for tax positions that are more likely than not sustainable upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely to be realized upon settlement. A liability for “unrecognized tax benefits” is recorded for any tax benefits claimed in our tax returns that do not meet these recognition and measurement standards.

Investment and other similar tax credits are deferred on the Consolidated Balance Sheet and amortized to “Income tax expense” as the related asset is recognized in income.

Earnings per share

Basic earnings per share are calculated using the weighted-average number of Common Shares outstanding during the year. Diluted earnings per share are calculated using the treasury stock method for determining the dilutive effect of options.

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

With the granting of regular stock options, some employees have been simultaneously granted share appreciation rights, which provide the employee the choice to either exercise the stock option for shares, or to exercise the TSAR and thereby receive the intrinsic value of the stock option in cash. Options with TSARs are awards that may call for settlement in cash and, therefore, are recorded as liabilities. CP follows the fair value based approach, as determined by the Black-Scholes option pricing model, to account for the TSAR liability. The liability is fair valued and changes in the liability are recorded in “Compensation and benefits” over the vesting period, or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period, until exercised. If an employee chooses to exercise the option, thereby cancelling the TSAR, both the exercise price and the liability are settled to “Share capital”.

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

2    Accounting changes

Fair value measurement and disclosure

In January 2010, the FASB amended the disclosure requirements related to fair value measurements. Most of the new disclosures and clarifications of existing disclosures were effective for interim and annual reporting periods beginning after December 15, 2009, except for the expanded disclosures in the Level 3 reconciliation, which are effective for fiscal years beginning after December 15, 2010. The Company has adopted this guidance resulting in expanded note disclosure in Note 21.

Future accounting changes

Fair value measurement

In May 2011, the FASB issued amended guidance on fair value measurement which updates some of the measurement guidance and includes enhanced disclosure requirements. The amended guidance is effective for interim and annual periods beginning after December 15, 2011. Adoption is not expected to have a material impact on the results of operations or financial position but increased quantitative and qualitative disclosure regarding Level 3 measurements is expected.

Other comprehensive income

In June 2011, the FASB issued an accounting standard update on the Presentation of Comprehensive Income, which eliminates the current option to report other comprehensive income and its components in the Consolidated Statement of Changes in Shareholders’ Equity. The Company can elect to present items of net income and other comprehensive income in one continuous statement or in two separate, but consecutive, statements. The Company intends to present two separate but consecutive statements. In December 2011, the FASB deferred the guidance related to the

2011 ANNUAL REPORT	69

presentation of reclassification adjustments. As the new guidance does not change those components that are recognized in net income or those components that are recognized in other comprehensive income, adoption is not expected to have a material impact on the results of operations and financial position. The guidance must be applied retrospectively for all periods presented in the financial statements and becomes effective for interim and annual periods beginning after December 15, 2011.

Intangibles – goodwill and other

In September 2011, the FASB issued amended guidance on the testing of goodwill for impairment. The amendments allow an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. Under these amendments, an entity would not be required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. The amended guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Adoption is expected to impact the goodwill impairment testing process but not the results of operations or financial position of the Company.

3    Gain on sales of significant properties

During 2009, the Company completed two significant real estate sales, including Windsor Station and land in western Canada, resulting in gains of $79 million ($68 million after tax).

The Company sold Windsor Station, in Montreal, for proceeds of $80 million, including the assumption of a mortgage of $16 million that was settled in 2011. CP will continue to occupy a portion of Windsor Station through a lease for a 10-year period after the sale. As a result, part of the transaction is considered to be a sale-leaseback and consequently a gain of $20 million related to this part of the transaction has been deferred and is being amortized over the remainder of the lease term.

The Company sold land in western Canada for transit purposes for proceeds of $43 million.

4    Gain on sale of partnership interest

During 2009, the Company completed a sale of a portion of its investment in the Detroit River Tunnel Partnership (“DRTP”) to its existing partner, reducing the Company’s ownership from 50% to 16.5%. The proceeds received from the transaction were $110 million. Additional proceeds of approximately $22 million are contingent on achieving certain future freight volumes through the tunnel, and have not been recognized. The gain on this transaction was $81 million ($69 million after tax).

5    Loss on termination of lease with shortline railway

During 2009, the Company made a payment of approximately $73 million to terminate a contract with a lessee in order to cease through-train operations over the CP owned rail branchline between Smiths Falls, Ontario and Sudbury, Ontario including a settlement of a $21 million existing liability. The contract with the lessee provided for the operation of a minimum number of CP freight trains over the leased branchline. The loss on the transaction was $55 million ($38 million after tax).

6    Other income and charges

(in millions of Canadian dollars)	2011	2010	2009

Accretion income on long-term floating rate notes (Note 21)	$(5)	$(6)	$(3)
Gain in fair value of long-term floating rate notes (Note 21)	(10)	(3)	(6)
Net loss on repurchase of debt (Note 20)	10	–	17
Other foreign exchange losses (gains)	3	(10)	(1)
Foreign exchange loss (gain) on long-term debt	3	(2)	(4)
Advisory fees	6	–	–
Other	11	9	9

Total other income and charges	$18	$(12)	$12

70	2011 ANNUAL REPORT

7    Net interest expense

(in millions of Canadian dollars)	2011	2010	2009

Interest cost	$266	$288	$305
Interest capitalized to net properties	(11)	(20)	(19)

Interest expense	255	268	286
Interest income	(3)	(11)	(18)

Net interest expense	$252	$257	$268

Interest expense includes interest on capital leases of $19 million for the year ended December 31, 2011 (2010 – $22 million; 2009 – $27 million).

8    Income taxes

The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2011	2010	2009

Current income tax (recovery) expense(1)	$(60)	$9	$(52)

Deferred income tax expense
Origination and reversal of temporary differences	194	244	243
Effect of tax rate decreases	–	–	(35)
Effect of hedge of net investment in foreign subsidiaries	8	(18)	(32)
Tax credits	(15)	(16)	(16)
Other	–	1	(27)

Total deferred income tax expense	187	211	133

Total income taxes	$127	$220	$81

Income before income tax expense
Canada	$430	$577	$602
Foreign	267	294	29

Total income before income tax expense	$697	$871	$631

Income tax (recovery) expense
Current
Canada	$(59)	$(1)	$(51)
Foreign	(1)	10	(1)

Total current income tax (recovery) expense	(60)	9	(52)

Deferred
Canada	115	122	81
Foreign	72	89	52

Total deferred income tax expense	187	211	133

Total income taxes	$127	$220	$81

(1) Current income tax recovery in 2011 includes a reduction to the Company’s uncertain tax positions.

2011 ANNUAL REPORT	71

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2011	2010

Deferred income tax assets
Restructuring liability	$16	$22
Amount related to tax losses carried forward	377	334
Liabilities carrying value in excess of tax basis	327	267
Future environmental remediation costs	34	38
Tax credits carried forward including minimum tax	116	94
Other	57	29

Total deferred income tax assets	927	784

Deferred income tax liabilities
Properties carrying value in excess of tax basis	2,608	2,466
Other long-term assets carrying value in excess of tax basis	18	18
Other	19	23

Total deferred income tax liabilities	2,645	2,507

Total net deferred income tax liabilities	1,718	1,723
Current deferred income tax assets	101	222

Long-term deferred income tax liabilities	$1,819	$1,945

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars, except percentage)	2011	2010	2009

Statutory federal and provincial income tax rate	28.75%	29.15%	30.71%

Expected income tax expense at Canadian enacted statutory tax rates	$200	$254	$194
Increase (decrease) in taxes resulting from:
Items not subject to tax	(3)	(3)	(25)
Canadian tax rate differentials	(8)	(10)	(26)
Foreign tax rate differentials	(4)	–	(7)
Effect of tax rate decreases	–	–	(35)
Tax credits	(15)	(16)	(16)
Other(1)	(43)	(5)	(4)

Income tax expense	$127	$220	$81

(1) Substantially all amounts relate to uncertain tax positions in 2011.

The Company has no unrecognized tax benefits from capital losses at December 31, 2011 and 2010.

The Company has not provided a deferred liability for the income taxes, if any, which might become payable on any temporary difference associated with its foreign investments because the Company intends to indefinitely reinvest in its foreign investments and has no intention to realize this difference by a sale of its interest in foreign investments.

At December 31, 2011, the Company has income tax operating losses carried forward of $1,411 million, which have been recognized as a deferred tax asset. Certain of these losses carried forward will begin to expire in 2015, with the majority expiring between 2026 and 2031. The Company also has minimum tax credits of approximately $38 million that will begin to expire in 2016 as well as investment tax credits of $30 million, certain of which will begin to expire in 2018, and track maintenance credits of $48 million which will begin to expire in 2025.

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credits carried forward are utilized.

72	2011 ANNUAL REPORT

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2011:

(in millions of Canadian dollars)	2011	2010	2009

Unrecognized tax benefits at January 1	$60	$61	$77
Increase in unrecognized:
Tax benefits related to the current year	3	5	14
Gross uncertain tax benefits related to prior years	1	2	11
Dispositions:
Gross uncertain tax benefits related to prior years	(45)	(5)	(15)
Settlements with tax authorities	–	(3)	(26)

Unrecognized tax benefits as at December 31	$19	$60	$61

If these uncertain tax positions were recognized, all of the amount of unrecognized tax positions as at December 31, 2011 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statement of Income. The total amount of accrued interest and penalties in 2011 was a credit of $15 million (2010 – credit of $7 million; 2009 – expense of $18 million). The total amount of accrued interest and penalties associated with the unrecognized tax benefit at December 31, 2011 was $5 million (2010 – $20 million; 2009 – $27 million).

The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2008. The federal and provincial income tax returns filed for 2009 and subsequent years remain subject to examination by the taxation authorities.

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2006. The income tax returns for 2007 and subsequent years continue to remain subject to examination by the taxation authorities.

The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next 12 months as at December 31, 2011.

9    Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted-average number of shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2011, there were 4.7 million dilutive options outstanding (2010 – 2.7 million; 2009 – 1.6 million). These option totals at December 31, 2011 exclude 0.3 million options (2010 – 3.6 million; 2009 – 1.3 million) for which there are TSARs outstanding (Note 27), as these are not included in the dilution calculation.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2011	2010	2009

Weighted-average shares outstanding	169.5	168.8	166.3
Dilutive effect of weighted-average number of stock options	1.1	0.4	0.5

Weighted-average diluted shares outstanding	170.6	169.2	166.8

In 2011, the number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 1.4 million (2010 – 0.9 million; 2009 – 2.5 million).

2011 ANNUAL REPORT	73

10    Other comprehensive loss and accumulated other comprehensive loss

The components of “Accumulated other comprehensive loss”, net of tax, are as follows:

(in millions of Canadian dollars)	2011	2010

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	$(250)	$(309)
Unrealized foreign exchange gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	322	373
Deferred loss on settled hedge instruments	(17)	(17)
Unrealized effective (losses) gains on cash flow hedges	(3)	2
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(2,788)	(2,135)

Accumulated other comprehensive loss	$(2,736)	$(2,086)

Components of other comprehensive loss and the related tax effects are as follows:

(in millions of Canadian dollars)	Before tax amount	Income tax Recovery (expense)	Net of tax amount

For the year ended December 31, 2011
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$59	$–	$59
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(59)	8	(51)
Change in derivatives designated as cash flow hedges:
Realized gain on cash flow hedges recognized in income	(17)	3	(14)
Unrealized gain on cash flow hedges	10	(1)	9
Change in pension and other benefits actuarial gains and losses	(892)	232	(660)
Change in prior service pension and other benefit costs	9	(2)	7

Other comprehensive loss	$(890)	$240	$(650)

For the year ended December 31, 2010
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(124)	$–	$(124)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	142	(18)	124
Change in derivatives designated as cash flow hedges:
Unrealized gain on cash flow hedges	2	(1)	1
Change in pension and other benefits actuarial gains and losses	(472)	121	(351)
Change in prior service pension and other benefit costs	12	(3)	9

Other comprehensive loss	$(440)	$99	$(341)

For the year ended December 31, 2009
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(244)	$–	$(244)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	247	(32)	215
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	4	(1)	3
Unrealized gain on cash flow hedges	3	(1)	2
Change in pension and other benefits actuarial gains and losses	(683)	171	(512)
Change in prior service pension and other benefit costs	21	(5)	16

Other comprehensive loss	$(652)	$132	$(520)

74	2011 ANNUAL REPORT

11    Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2011	2010	2009
(Use) source of cash:
Accounts receivable, net	$(69)	$(9)	$206
Materials and supplies	(15)	23	76
Other current assets	(8)	(1)	19
Accounts payable and accrued liabilities	116	(29)	(198)

Change in non-cash working capital	$24	$(16)	$103

12    Cash and cash equivalents

(in millions of Canadian dollars)	2011	2010
Cash	$17	$39
Short-term investments:
Government guaranteed investments	–	119
Deposits with financial institutions	30	203

Total cash and cash equivalents	$47	$361

13    Accounts receivable, net

(in millions of Canadian dollars)	2011	2010
Freight	$380	$327
Non-freight	172	162

	552	489
Allowance for doubtful accounts	(34)	(30)

Total accounts receivable, net	$518	$459

The Company maintains an allowance for doubtful accounts based on expected collectability of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2011, allowances of $34 million (2010 – $30 million) were recorded in “Accounts receivable, net”. During 2011, $2 million related to doubtful accounts (2010 – $5 million; 2009 – $5 million) was expensed within “Purchased services and other”.

In 2010, the Company collected $220 million, including accrued interest, in settlement of a receivable from a major Canadian bank which carried an effective interest rate of 5.883%.

14    Investments

(in millions of Canadian dollars)	2011	2010
Rail investments accounted for on an equity basis (Note 16)	$65	$58
Long-term floating rate notes (Note 21)	79	70
Other investments	23	17

Total investments	$167	$145

2011 ANNUAL REPORT	75

15    Properties

	2011	2011			2010
(in millions of Canadian dollars)	Average annual depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Track and roadway	2.7%	$12,778	$3,552	$9,226	$11,980	$3,305	$8,675
Buildings	3.0%	453	255	198	440	266	174
Rolling stock	2.7%	3,390	1,362	2,028	3,245	1,319	1,926
Information systems(1)	9.5%	665	338	327	600	303	297
Other	4.8%	1,436	463	973	1,355	430	925

Total		$18,722	$5,970	$12,752	$17,620	$5,623	$11,997

(1) Net additions during 2011 were $91 million (2010 – $54 million; 2009 – $39 million) and depreciation expense was $56 million (2010 – $54 million; 2009 – $40 million).

Capital leases included in properties

	2011			2010
(in millions of Canadian dollars)	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	$1	$–	$1	$1	$–	$1
Rolling stock	515	165	350	517	152	365
Other	2	2	–	2	1	1

Total assets held under capital lease	$518	$167	$351	$520	$153	$367

During 2011, properties were acquired under the Company’s capital program at an aggregate cost of $1,153 million (2010 – $743 million; 2009 – $703 million), none of which were acquired by means of capital leases (2010 – $1 million; 2009 – $1 million). Cash payments related to capital purchases were $1,104 million in 2011 (2010 – $726 million; 2009 – $703 million).

16    Equity income

Equity income from CP’s investment in the DRTP, over which the Company exerts significant influence, was $4 million in 2011 (2010 – $4 million; 2009 – $3 million). The equity income from the Company’s investment in the CNCP Niagara-Windsor Partnership was $nil in 2011 (2010 – $2 million; 2009 – $nil). CP’s investment in the Indiana Harbor Belt Railroad Company generated equity income of $4 million in 2011 (2010 – $4 million; 2009 – $2 million). Equity income from these rail investments is recorded in “Purchased services and other” on the Consolidated Statement of Income, as they form an integral part of CP’s rail operations.

17    Goodwill and intangible assets

(in millions of Canadian dollars)	Goodwill	Cost	Intangible assets Accumulated amortization	Net carrying amount

Balance at December 31, 2009	$155	$52	$(5)	$47
Amortization	–	–	(1)	(1)
Foreign exchange impact	(8)	(3)	–	(3)

Balance at December 31, 2010	$147	$49	$(6)	$43
Amortization	–	–	(2)	(2)
Foreign exchange impact	3	1	–	1

Balance at December 31, 2011	$150	$50	$(8)	$42

76	2011 ANNUAL REPORT

As part of the acquisition of DM&E in 2007, CP recognized goodwill of US$147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is now allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain. The annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 42% (2010 – 40%).

Intangible assets of $42 million (2010 – $43 million), acquired in the acquisition of DM&E, includes the unamortized costs of an option to expand the track network, favourable leases, customer relationships and interline contracts.

The estimated amortization expense for intangible assets for 2012 to 2016 is $1 million each year.

18    Other assets

(in millions of Canadian dollars)	2011	2010
Unamortized fees on long-term debt	$47	$50
Contracted customer incentives	11	14
Long-term materials	11	10
Prepaid leases	10	11
Other	64	55

Total other assets	$143	$140

Fees on long-term debt and contracted customer incentives are amortized to income over the term of the related debt and over the term of the related revenue contract, respectively.

19    Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2011	2010
Trade payables	$387	$226
Accrued charges	245	191
Payroll-related accruals	103	165
Accrued vacation	76	77
Accrued interest	64	64
Personal injury and other claims provision	53	51
Dividends payable	51	46
Income and other taxes payable	39	31
Provision for environmental remediation and restructuring	35	43
Stock-based compensation liabilities	32	66
Total return swap	3	6
Other	45	42

Total accounts payable and accrued liabilities	$1,133	$1,008

2011 ANNUAL REPORT	77

20    Long-term debt

(in millions of Canadian dollars)		Maturity	Currency in which payable		2011	2010
6.250%	10-year Notes (A)	Oct. 2011	US	$	$ –	$ 250
5.750%	5-year Notes (A)	May 2013	US		$–	103
6.500%	10-year Notes (A)	May 2018	US		$279	273
6.250%	10-year Medium Term Notes (A)	June 2018	CDN		$373	373
7.250%	10-year Notes (A)	May 2019	US		$355	345
9.450%	30-year Debentures (A)	Aug. 2021	US		$254	248
5.100%	10-year Debentures (A)	Jan. 2022	CDN		$125	–
4.500%	10-year Debentures (A)	Jan. 2022	US		$250	–
4.450%	12.5-year Notes (A)	Mar. 2023	US		$354	347
7.125%	30-year Debentures (A)	Oct. 2031	US		$356	348
5.750%	30-year Debentures (A)	Mar. 2033	US		$246	249
5.950%	30-year Notes (A)	May 2037	US		$450	440
6.450%	30-year Notes (A)	Nov. 2039	CDN		$400	400
5.750%	30-year Debentures (A)	Jan. 2042	US		$248	–
Secured Equipment Loan (B)		Aug. 2015	CDN		$116	128
5.41%	Senior Secured Notes (C)	Mar. 2024	US		$120	121
6.91%	Secured Equipment Notes (D)	Oct. 2024	CDN		$186	194
5.57%	Senior Secured Notes (E)	Dec. 2024	US		$63	63
7.49%	Equipment Trust Certificates (F)	Jan. 2021	US		$102	103
3.88%	Senior Secured Notes Series A & B (G)	Oct./Dec. 2026	US		$141	–
Other long-term loans (nil% - 5.50%)		2014 -2024	US		$2	4
Obligations under capital leases (4.90% - 7.63%) (H)		2012 -2026	US		$285	287
Obligations under capital leases (12.77%) (H)		Jan. 2031	CDN		$3	3

					4,708	4,279
Perpetual 4% Consolidated Debenture Stock (I)			US		$31	30
Perpetual 4% Consolidated Debenture Stock (I)			GB		£6	6

					4,745	4,315
Less: Long-term debt maturing within one year					50	282

					$ 4,695	$ 4,033

At December 31, 2011, the gross amount of long-term debt denominated in U.S. dollars was US$3,508 million (2010 – US$3,234 million).

Annual maturities and principal repayment requirements, excluding those pertaining to capital leases, for each of the five years following 2011 are (in millions): 2012 – $42; 2013 – $45; 2014 – $47; 2015 – $122; 2016 – $29.

A.  These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

On September 30, 2011, the Company redeemed US$101 million 5.75% Notes due in May 2013 with a carrying amount of $107 million pursuant to a call offer for a total cost of $113 million. Upon redemption of the Notes a net loss of $9 million was recognized, to “Other income and charges”. The loss consisted largely of a redemption premium paid to note holders to redeem the Notes.

On September 13, 2011, the Company announced a cash tender offer and consent solicitation for any or all its outstanding US$246 million 6.25% Notes due October 15, 2011. Notes tendered with a principal value of US$204 million were redeemed on October 12, 2011, and the remaining US$42 million Notes not tendered were redeemed on October 17, 2011. Upon redemption of the Notes a net loss of $1 million was recognized to “Other income and charges”.

78	2011 ANNUAL REPORT

During December 2011, the Company issued $125 million 5.10% 10-year Notes, US$250 million 4.50% 10-year Notes and US$250 million 5.75% 30-year Notes. Net proceeds from these offerings were $618 million and were largely used to make a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan.

During 2010, the Company issued US$350 million of 4.45% Notes due March 15, 2023. Net proceeds from this offering were $355 million and were used to make a voluntary prepayment to the Company’s main Canadian defined benefit pension plan.

During 2009, the Company issued US$350 million 7.25% 10-year Notes for net proceeds of approximately $409 million. The proceeds from this offering contributed to the repurchase of debt with a carrying amount of $555 million, net of deferred costs of $1 million, pursuant to a tender offer for a total cost of $572 million. Upon repurchase of the debt a net loss of $17 million was recognized to “Other income and charges”. The loss consisted largely of premiums paid to bond holders to tender their debt, and the write-off of unamortized fees, partly offset by a fair value adjustment (gain) recognized on the unwind of interest rate swaps associated with the 6.250% Notes that were repurchased. The following table summarizes the principal amount, carrying amount and cost to redeem repurchased debt:

(in millions)	Maturity	Principal amount in USD		Carrying amount in CDN(2)	Cost to redeem in CDN
6.25% Notes	2011	$154		$184	$185
5.75% Notes	2013	299		343	359
6.50% Notes	2018	25	(1)	28	28

Total debt tendered		$478		$555	$572

(1) Includes US$3 million principal amount of debt repurchased prior to commencement of the debt tender.

(2) Net of deferred costs of $1 million.

During 2009, the Company issued $400 million 6.45% 30-year Notes. Net proceeds from this offering were $398 million. The proceeds from this offering were used for general corporate purposes.

B.  The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $113 million at December 31, 2011. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2011 – 1.94%; 2010 – 1.39%; 2009 – 1.82%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53 million is due in August 2015.

C.  The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $153 million at December 31, 2011. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of US$44 million is due in March 2024.

D.  The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $154 million at December 31, 2011. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E.  During 2009, the Company issued US$65 million of 5.57% Senior Secured Notes for net proceeds of $67 million. The Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $69 million at December 31, 2011. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of US$31 million is due in December 2024.

F.  The 7.49% Equipment Trust Certificates are secured by specific locomotive units with a carrying value of $108 million at December 31, 2011. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of US$11 million is due in January 2021.

G.  During 2011, the Company issued US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $139 million at December 31, 2011. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2026. Final repayment of the remaining principal of US$69 million is due in the fourth quarter of 2026.

2011 ANNUAL REPORT	79

H.  At December 31, 2011, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2012	$28
	2013	29
	2014	162
	2015	14
	2016	14
	Thereafter	180

Total minimum lease payments		427
Less: Imputed interest		(139)

Present value of minimum lease payments		288
Less: Current portion		(8)

Long-term portion of capital lease obligations		$280

During the year the Company had no additions to property, plant and equipment under capital lease obligations (2010 – $1 million; 2009 –$1 million).

The carrying value of the assets collateralizing the capital lease obligations was $351 million at December 31, 2011.

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

Cash and cash equivalents – The carrying amount is equal to fair value because of the short maturity of these instruments.

80	2011 ANNUAL REPORT

Investments – Long-term floating rate notes are carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider. The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,314 million at December 31, 2011 (December 31, 2010 – $4,773 million) and a carrying value of $4,745 million at December 31, 2011 (December 31, 2010 – $4,315 million). The fair value of publicly traded long-term debt, determined based on market prices, was $4,390 million at December 31, 2011 (December 31, 2010 – $3,963 million) with a carrying value of $3,913 million (December 31, 2010 – $3,606 million).

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

When possible, the estimated fair value is based on quoted market prices and, if not available, estimates from third party brokers. For non-exchange traded derivatives classified in Level 2, the Company uses standard valuation techniques to calculate fair value. Primary inputs to these techniques include observable market prices (interest, foreign exchange and commodity) and volatility, depending on the type of derivative and nature of the underlying risk. The Company uses inputs and data used by willing market participants when valuing derivatives and considers its own credit default swap spread as well as those of its counterparties in its determination of fair value. Wherever possible the Company uses observable inputs. All derivatives are classified as Level 2.

A detailed analysis of the techniques used to value long-term floating rate notes, which are classified as Level 3, is discussed below:

Long-term floating rate notes

At December 31, 2011 and December 31, 2010, the Company held long-term floating rate notes, consisting almost entirely of Master Asset Vehicle (“MAV”) 2 notes with eligible assets, with a total settlement value of $105 million and $117 million, respectively, and carrying values of $79 million and $70 million, respectively. The carrying values, being the estimated fair values, are reported in “Investments”.

The MAV 2 Class A-1 notes received an A (high) rating from Dominion Bond Rating Service (“DBRS”), unchanged from 2010, however at December 31, 2011, the rating was Under Review with Positive Implications. On September 23, 2011, the rating of the MAV 2 Class A-2 notes was upgraded from BBB (low) to BBB (high).

During 2011, the Company sold all of its MAV 2 Class B and Class C and MAV 3 Class 9 notes for proceeds of $6 million and recorded a gain of $6 million. During 2010, the Company used notes to settle a $9 million credit facility with a major Canadian Bank and recorded a gain of $1 million. The notes had an estimated fair value of $8 million.

The valuation technique used by the Company to estimate the fair value of its investment in long-term floating rate notes at December 31, 2011 and December 31, 2010, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The above noted redemption of notes, accretion and changes in assumptions have resulted in gains of $15 million in 2011 (2010 – $9 million; 2009 – $9 million) which was reported in “Other income and charges”. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled December 31, 2011 and December 31, 2010, respectively, are:

	December 31, 2011	December 31, 2010
Probability weighted-average coupon interest rate	0.8%	0.8%
Weighted-average discount rate	6.1%	7.1%
Expected repayments of long-term floating rate notes	Approximately 5 years	Approximately 6 years
Credit losses	MAV 2 eligible asset notes:	MAV 2 eligible asset notes:
	nil	1% to 100%
		MAV 3 Class 9 Traditional
		Asset Tracking notes: 1%

2011 ANNUAL REPORT	81

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s long-term floating rate notes of $79 million at December 31, 2011 (December 31, 2010 – $70 million). The change in the original cost and estimated fair value of the Company’s long-term floating rate notes is as follows (representing a roll-forward of assets measured at fair value using Level 3 inputs):

	2011		2010
(in millions of Canadian dollars)	Original cost	Estimated fair value	Original cost	Estimated fair value
As at January 1	$117	$70	$129	$70
Redemption of notes	(12)	–	(12)	(8)
Accretion	–	5	–	6
Change in market assumptions	–	4	–	2

As at December 31	$105	$79	$117	$70

Sensitivity analysis is presented below for key assumptions at December 31, 2011:

(in millions of Canadian dollars)	Change in fair value of long-term floating rate notes
Coupon interest rate
50 basis point increase	$1
50 basis point decrease	$(1)
Discount rate
50 basis point increase	$(2)
50 basis point decrease	$2

Continuing uncertainties regarding the value of the assets which underlie the long-term floating rate notes and the amount and timing of cash flows could give rise to a further material change in the value of the Company’s investment in long-term floating rate notes which could impact the Company’s near-term earnings.

B.  Financial risk management

The Company’s policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

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

The Company predominantly serves financially established customers and the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectability.

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an on-going basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. The Company does not anticipate non-performance that would materially impact the Company’s financial statements. In addition, the Company believes there are no significant concentrations of credit risk.

82	2011 ANNUAL REPORT

Foreign exchange management

The Company is exposed to fluctuations in the value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian and U.S. dollars. The Company enters into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate, the Company negotiates with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt and gains and losses on its net investment. In addition, the Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on its U.S. denominated debt maturities.

Foreign exchange forward contracts

During 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million (Note 20). These forward contracts were accounted for as cash flow hedges.

At December 31, 2011, the Company had remaining FX forward contracts to fix the exchange rate on US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these Notes mature.

During 2011, a combined realized and unrealized foreign exchange gain of $8 million (2010 – unrealized loss of $1 million) in “Other income and charges” was recorded in relation to these derivatives. During 2011, the gain recorded in “Other income and charges” was largely offset by the realized and unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly the loss in 2010 was largely offset by unrealized gains on the underlying debt.

At December 31, 2011, the unrealized gain derived from these FX forwards was $6 million which was included in “Other assets” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized gain of $7 million in “Retained earnings”. At December 31, 2010, the unrealized loss derived from these FX forwards was $2 million which was included in “Other long-term liabilities” with the offset reflected as an unrealized loss of $1 million in “Accumulated other comprehensive loss” and as an unrealized loss of $1 million in “Retained earnings”.

At December 31, 2011, the Company expected that, during the next twelve months, unrealized pre-tax losses of $1 million would be reclassified to “Other income and charges”.

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

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest rate swaps

At December 31, 2011 and December 31, 2010, the Company had no outstanding interest rate swaps.

During 2011, the Company amortized $5 million (2010 – $4 million; 2009 – $6 million) of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in 2010 and 2009. In addition, during 2011, the Company amortized $2 million of deferred gains to “Other income and charges” as a result of the redemption of 5.75% 2013 Notes (Note 20). These gains were deferred as a fair value adjustment to the underlying debts that were hedged and were amortized to “Net interest expense” until the debts were redeemed in 2011.

2011 ANNUAL REPORT	83

Treasury rate locks

At December 31, 2011, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22 million (December 31, 2010 – $22 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to “Net interest expense” and “Other comprehensive income” in 2011 (2010 – $2 million; 2009 – $4 million).

At December 31, 2011, the Company expected that, during the next twelve months, a negligible amount of loss related to these previously settled derivatives would be reclassified to “Net interest expense”.

Stock-based compensation expense management

The Company is exposed to stock-based compensation risk, which is the probability of increased compensation expense due to the increase in the Company’s share price.

The Company has a Total Return Swap (“TRS”) to reduce the volatility to the Company over time on three types of stock-based compensation programs: TSARs, DSUs, and RSUs. As the Company’s share price appreciates, these programs create increased compensation expense. The TRS is a derivative that provides a gain to offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. This derivative is not designated as a hedge and changes in fair value are recognized in net income in the period in which the change occurs.

During 2011, the Company reduced the size of the TRS program by 0.5 million share units (December 31, 2010 – 0.5 million) at minimal cost to reflect the cancellation of SARs in Canada (Note 27).

At December 31, 2011, the Company had 0.6 million share units (December 31, 2010 – 1.1 million) remaining in the TRS with an unrealized loss of $3 million (December 31, 2010 – $6 million) which was included in “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets.

“Compensation and benefits” expense on the Company’s Consolidated Statements of Income included a net gain on these swaps of $3 million in 2011 (2010 – $12 million; 2009 – $19 million).

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

Energy futures

At December 31, 2011, the Company had diesel futures contracts, which are accounted for as cash flow hedges, to purchase approximately 21 million U.S. gallons during the period January to December 2012 at an average price of $3.01 per U.S. gallon. This represents approximately 7% of estimated fuel purchases for this period. At December 31, 2011, the unrealized loss on these futures contracts was $3 million (December 31, 2010 – unrealized gain $4 million) and was reflected in “Accounts payable and accrued liabilities” (December 31, 2010 – “Other current assets”) with the offset, net of tax, reflected in “Accumulated other comprehensive loss” on the Consolidated Balance Sheets.

The impact of settled commodity swaps decreased “Fuel” expense in 2011 by $8 million as a result of realized gains on diesel swaps (2010 – realized gains $3 million; 2009 – realized losses $5 million). At December 31, 2011, the Company expected that, during the next twelve months, $3 million of unrealized pre-tax holding losses on diesel future contracts would be realized and recognized in “Fuel” expense as a result of these derivatives being settled.

84	2011 ANNUAL REPORT

The following table summarizes the fair values derivatives instruments on the Consolidated Balance Sheets at December 31, 2011 and December 31, 2010:

		Asset Derivatives		Liability Derivatives
		As at December 31,		As at December 31,
(in millions of Canadian dollars)	Balance Sheet Location	2011	2010	2011	2010
Derivatives designated as hedging instruments
Diesel future contracts	Other current assets	$–	$4	$–	$–
	Accounts payable and accrued liabilities	–	–	3	–
FX forward contracts	Other assets	6	–	–	–
	Other long-term liabilities	–	–	–	2
Derivatives not designated as hedging instruments
Total return swap	Accounts payable and accrued liabilities	–	–	3	6

		$6	$4	$6	$8

The following table summarizes information on the location and amounts of gains and losses, before tax, related to derivatives on the Consolidated Statements of Income and in Comprehensive (loss) income for the years 2011, 2010, and 2009:

	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives			Amount of gain (loss) recognized in other comprehensive loss on derivatives
(in millions of Canadian dollars)		2011	2010	2009	2011	2010	2009

Derivatives designated as hedging instruments
Effective portion
Crude oil swaps	Fuel expense	$–	$–	$4	$–	$–	$(3)
Diesel future contracts	Fuel expense	8	3	(5)	(7)	1	6
FX forward contracts	Other income and charges	8	(1)	–	–	(1)	–
Interest rate swaps	Net interest expense	5	4	6	–	–	–
	Other income and charges	2	–	6	–	–	–
Treasury rate locks	Net interest expense	–	(2)	(4)	–	2	4

Derivatives not designated as hedging instruments
Total return swaps	Compensation and benefits	3	12	19	–	–	–
FX forward contracts	Other income and charges	–	–	(23)	–	–	–
Treasury rate locks	Net interest expense	–	–	(1)	–	–	–
		$26	$16	$2	$(7)	$2	$7

There was no significant ineffectiveness related to derivatives designated as hedges.

The following table summarizes information on the effective and ineffective portions, before tax, of the Company’s net investment hedge on the Consolidated Statements of Income and in Comprehensive (loss) income for the years ended 2011, 2010 and 2009.

	Location of ineffective portion recognized in income	Ineffective portion recognized in income gain (loss)			Effective portion recognized in other comprehensive loss
(in millions of Canadian dollars)		2011	2010	2009	2011	2010	2009

FX on LTD within net investment hedge	Other income and charges	$–	$3	$ (2)	$ (59)	$142	$ 247

2011 ANNUAL REPORT	85

22    Other long-term liabilities

(in millions of Canadian dollars)	2011	2010
Provision for environmental remediation, net of current portion(1)	$82	$91
Provision for restructuring, net of current portion(2) (Note 24)	35	45
Deferred gains on sale leaseback transactions	38	41
Deferred revenue on rights-of-way license agreements, net of current portion	34	36
Deferred income credits	32	30
Stock-based compensation liabilities, net of current portion	61	82
Asset retirement obligations (Note 23)	23	22
Other, net of current portion	60	121

Total other long-term liabilities	$365	$468

(1)  As at December 31, 2011, the aggregate provision for environmental remediation, including the current portion was $97 million (2010 – $107 million).

(2)  As at December 31, 2011, the aggregate provision for restructuring, including the current portion was $55 million (2010 – $72 million).

The deferred revenue on rights-of-way license agreements, and deferred gains on sale leaseback transactions are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2021.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and includes both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets and to “Purchased services and other” within operating expenses on the Consolidated Statements of Income. The amount charged to income in 2011 was $3 million (2010 – $4 million; 2009 – $3 million).

23    Asset retirement obligations

Asset retirement obligations are recorded in “Other long-term liabilities”. The majority of these liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statement of Income.

(in millions of Canadian dollars)	2011	2010
Opening balance, January 1	$22	$27
Accretion	1	1
Liabilities settled	–	(5)
Revision to estimated cash flows	–	(1)

Closing balance, December 31	$23	$22

86	2011 ANNUAL REPORT

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $41 million at December 31, 2011 (2010 – $41 million), which, when present valued, was $21 million at December 31, 2011 (2010 – $20 million). The payments are expected to be made in the 2012 – 2044 period.

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2011, was $18 million (2010 – $18 million), which, when present valued, was $2 million at December 31, 2011 (2010 – $2 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 33 years.

24    Restructuring accrual

At December 31, 2011, the provision for restructuring was $55 million (2010 – $72 million). The restructuring accrual is primarily for labour liabilities arising from historic initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2011	2010
Opening balance, January 1	$72	$77
Accrued	8	13
Payments	(27)	(20)
Amortization of discount(1)	2	3
Foreign exchange impact	–	(1)

Closing balance, December 31	$55	$72

(1)  Amortization of discount is charged to income as “Compensation and benefits”.

25    Shareholders’ equity

Authorized and issued share capital

The Company’s Articles of Incorporation authorize for issuance an unlimited number of Common Shares and an unlimited number of First Preferred Shares and Second Preferred Shares. At December 31, 2011, no Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

(number of shares in millions)	2011	2010	2009
Share capital, January 1	169.2	168.5	153.8
Shares issued	–	–	13.9
Shares issued under stock option plans	0.8	0.7	0.8

Share capital, December 31	170.0	169.2	168.5

On February 3, 2009, CP filed a final prospectus offering for sale to the public, primarily in Canada and the U.S., of up to 13,900,000 CP common shares at a price of $36.75 Canadian per share. The offering closed on February 11, 2009, at which time CP issued 13,900,000 common shares, including 1,300,000 common shares issued under the provisions of an over-allotment option available to the underwriters of the common share offering, for gross proceeds of approximately $511 million (proceeds net of fees and issue costs and including deferred taxes are $495 million).

The change in the “Share capital” balances includes $1 million (2010 – $2 million; 2009 – $1 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $11 million (2010 – $8 million; 2009 – $8 million) of stock-based compensation transferred from “Additional paid-in capital”.

26    Pensions and other benefits

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans. At December 31, 2011, the Canadian pension plans represent approximately 99% of total combined pension plan assets and approximately 98% of total combined pension plan obligations.

2011 ANNUAL REPORT	87

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.

The Company has other benefit plans including post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims. At December 31, 2011, the Canadian other benefits plans represent approximately 95% of total combined other plan obligations.

The Pension Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable capital market indices. In accordance with the investment policy, derivative instruments are used to replicate stock market index returns, to partially hedge foreign currency exposures and to reduce asset/liability interest rate mismatch risk. The investment policy was revised effective April 1, 2011 to prohibit the managers from investing in securities of the Company or its subsidiaries; they are permitted to retain any such securities acquired prior to such date, subject to statutory requirements.

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

The benefit obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments with matching cash flows. The discount rate is determined by management with the aid of third-party actuaries.

The elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions of Canadian dollars)	2011	2010	2009	2011	2010	2009
Current service cost (benefits earned by employees in the year)	$105	$86	$67	$17	$16	$14
Interest cost on benefit obligation	460	464	482	26	28	29
Expected return on fund assets	(674)	(598)	(557)	(1)	(1)	(1)
Recognized net actuarial loss	142	71	7	8	2	35
Amortization of prior service costs	13	13	23	(1)	(2)	(1)
Settlement gain(1)	–	–	–	–	–	(8)

Net periodic benefit cost	$46	$36	$22	$49	$43	$68

(1)  Settlement gains resulted from certain post-retirement benefit obligations being assumed by a U.S. national multi-employer benefit plan.

88	2011 ANNUAL REPORT

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Change in projected benefit obligation:
Benefit obligation at January 1	$8,984	$8,033	$494	$484
Current service cost	105	86	17	16
Interest cost	460	464	26	28
Employee contributions	60	54	–	–
Benefits paid	(471)	(469)	(35)	(35)
Foreign currency changes	3	(8)	–	(1)
Plan amendments and other	(3)	–	7	–
Actuarial loss	961	824	27	2

Projected benefit obligation at December 31	$10,099	$8,984	$536	$494

Change in fund assets:
Fair value of fund assets at January 1	$8,310	$7,014	$11	$12
Actual return on fund assets	621	880	–	–
Employer contributions	693	837	35	34
Employee contributions	60	54	–	–
Benefits paid	(471)	(469)	(35)	(35)
Foreign currency changes	2	(6)	–	–

Fair value of fund assets at December 31	$9,215	$8,310	$11	$11

Funded status – plan deficit	$(884)	$(674)	$(525)	$(483)

Amounts recognized in the Company’s Consolidated Balance Sheet are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Accounts payable and accrued liabilities	$–	$–	$37	$41
Pension and other benefit liabilities	884	674	488	442

Total amount recognized	$884	$674	$525	$483

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2011 was $9,618 million (2010 – $8,580 million). The accumulated benefit obligation is calculated on a basis similar to the projected benefit obligation, except no future salary increases are assumed in the projection of future benefits.

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2011. During 2012, the Company expects to file a new valuation with the pension regulator.

Amounts recognized in accumulated other comprehensive loss are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2011	2010	2011	2010

Net actuarial loss:
Other than deferred investment losses	$3,063	$2,309	$119	$99
Deferred investment losses	665	547	–	–
Prior service cost	1	17	4	(3)
Deferred income tax	(1,030)	(807)	(34)	(27)

Total	$2,699	$2,066	$89	$69

2011 ANNUAL REPORT	89

The unamortized actuarial loss and the unamortized prior service cost included in “Accumulated other comprehensive loss” that is expected to be recognized in net periodic benefit cost during 2012 are $207 million and $2 million, respectively, for pensions and $6 million and a recovery of $1 million, respectively, for other post-retirement benefits.

Weighted-average actuarial assumptions used were approximately:

(percentages)	2011		2010		2009

Benefit obligation at December 31:
Discount rate	4.55		5.20		5.90
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.00	(1)	8.50	(2)
Benefit cost for year ended December 31:
Discount rate	5.20		5.90		7.00
Expected rate of return on fund assets	7.75		7.75		7.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.50	(2)	9.00	(2)

(1)   The health care cost trend rate is assumed to be 8.0% in 2012 and 2013, and then decreasing by 0.5% per year to an ultimate rate of 5.0% per year in 2019 and thereafter.

(2)   The health care cost trend rate was previously projected to decrease by 0.5% per year to approximately 5.0% per year in 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of Canadian dollars) Favorable (unfavorable)	One percentage point increase	One percentage point decrease

Effect on the total of service and interest costs	(1)	1
Effect on post-retirement benefit obligation	(9)	9

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

The Company’s pension plan asset allocation, the current weighted-average asset allocation targets and the current weighted-average policy range for each major asset class, were as follows:

			Percentage of plan assets at December 31
Asset allocation (percentage)	Current asset allocation target	Current policy range	2011	2010

Public equity securities	45.7	30 – 51	40.1	47.7
Debt securities	42.3	39 – 53	49.2	41.8
Real estate and infrastructure	12.0	10 – 17	10.7	10.5

Total			100.0	100.0

The asset allocation, as at December 31, 2011, varies from the current asset allocation targets due to both the phasing in, over several months, of the investment of the $600 million voluntary prepayment made in December 2011 and the deferral of asset allocation rebalancing until the recent market volatility subsides.

90	2011 ANNUAL REPORT

The following is a summary of the assets of the Company’s defined benefit pension plans at fair values at December 31, 2011 and a comparative summary at December 31, 2010:

(in millions of Canadian dollars)	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total

December 31, 2011
Cash and cash equivalents	$48	$299	$–	$347
Government bonds	–	2,839	–	2,839
Corporate bonds	–	1,264	–	1,264
Mortgages	–	18	4	22
Public equities
• Canada	882	81	–	963
• U.S. and international	2,310	30	–	2,340
Real estate	–	–	691	691
Infrastructure	–	–	294	294
Derivative assets(1)	–	455	–	455

	$3,240	$4,986	$989	$9,215

December 31, 2010
Cash and cash equivalents	$35	$71	$–	$106
Government bonds	–	2,398	–	2,398
Corporate bonds	–	941	–	941
Mortgages	–	16	5	21
Public equities
• Canada	1,050	67	–	1,117
• U.S. and international	2,438	44	–	2,482
Real estate	–	–	620	620
Infrastructure	–	–	254	254
Derivative assets(1)	–	371	–	371

	$3,523	$3,908	$879	$8,310

(1) The Company’s pension funds utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); bond forwards to reduce asset/liability interest rate risk exposures (Level 2); interest rate swaps to manage duration and interest rate risk (Level 2); credit default swaps to manage credit risk (Level 2); and options to manage interest rate risk and volatility (Level 2).

2011 ANNUAL REPORT	91

During 2010 and 2011 the portion of the assets of the Company’s defined benefit pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Mortgages	Real estate	Infrastructure	Total

As at January 1, 2010	$12	$576	$240	$828
Contributions	–	10	53	63
Disbursements	(7)	(17)	(44)	(68)
Net realized gain (loss)	–	27	(2)	25
Increase in net unrealized gains	–	24	7	31

As at December 31, 2010	$5	$620	$254	$879
Contributions	–	7	17	24
Disbursements	(2)	(10)	–	(12)
Net realized gain	–	4	–	4
Increase in net unrealized gains	1	70	23	94

As at December 31, 2011	$4	$691	$294	$989

The Company’s investment strategy is to achieve a long-term (five to ten-year period) real rate of return of 5.25%, net of all fees and expenses. The Company’s best estimate of long-term inflation of 2.5% yields an expected long-term nominal target of 7.75%, net of all fees and expenses. In identifying the asset allocation ranges, consideration was given to the long-term nature of the underlying plan liabilities, the solvency and going-concern financial position of the plan, long-term return expectations and the risks associated with key asset classes as well as the relationships of returns on key asset classes with each other, inflation and interest rates. When advantageous and with due consideration, derivative instruments may be utilized, provided the total value of the underlying assets represented by financial derivatives, excluding currency forwards, is limited to 30% of the market value of the fund.

When investing in foreign securities, the plans are exposed to foreign currency risk. Most of the plans’ non-Canadian public equity and infrastructure foreign currency exposures are 50% hedged. Most of the plans’ debt securities and all of the plans’ real estate holdings are Canadian-dollar denominated. Net of the above hedging, the plans were 9% exposed to the U.S. dollar, 5% exposed to European currencies, and 5% exposed to various other currencies, as at December 31, 2011.

At December 31, 2011, fund assets consisted primarily of listed stocks and bonds, including none of the Company’s Common Shares (2010 – 147,540) at a market value of $nil (2010 – $10 million), 6.91% Secured Equipment Notes issued by the Company at a par value of $2 million (2010 – $4 million) and a market value of $3 million (2010 – $4 million), and 6.25% Unsecured Notes issued by the Company at a par value of $2 million (2010 – $2 million) and a market value of $2 million (2010 – $2 million).

Cash flows

In 2011, the Company contributed $698 million to its pension plans (2010 – $840 million; 2009 – $598 million), including $5 million to the defined contribution plans (2010 – $3 million; 2009 – $3 million), $696 million to the Canadian registered and U.S. qualified defined benefit pension plans (2010 – $829 million; 2009 – $587 million), and a net refund of $3 million from the Canadian non-registered supplemental pension plan (2010 – $8 million contribution; 2009 – $8 million contribution). Contributions to the Canadian registered defined benefit plan included voluntary prepayments of $600 million in 2011, $650 million in 2010, and $500 million in 2009. The contributions to the U.S. qualified defined benefit pension plans included a voluntary prepayment of $7 million in 2009. These prepayments were made in order to reduce the volatility of future pension funding requirements. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $35 million in 2011 (2010 – $34 million; 2009 – $38 million) with respect to other benefits.

Total contributions for all of the Company’s defined benefit pension plans are expected to be in the range of $100 million to $125 million in 2012.

92	2011 ANNUAL REPORT

Estimated future benefit payments

The estimated future defined benefit pension and other benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits

2012	$473	$36
2013	493	37
2014	504	38
2015	519	39
2016	535	39
2017 – 2021	2,867	202

The benefit payments from the Canadian registered and U.S. qualified defined benefit pension plans are payable from their respective pension funds. Benefit payments from the supplemental pension plan and from the other benefits plans are payable directly from the Company.

Defined contribution plan

Canadian non-unionized employees hired prior to July 1, 2010 had the option to participate in the Canadian DC plan. All Canadian non-unionized employees hired after such date must participate in this plan. Employee contributions are based on a percentage of salary. The Company matches employee contributions to a maximum percentage each year.

Effective July 1, 2010, a new U.S. DC plan was established. All U.S. non-unionized employees hired after such date must participate in this plan. Employees do not contribute to the plan. The Company annually contributes a percentage of salary.

The DC plans provide a pension based on total employee and employer contributions plus investment income earned on those contributions.

In 2011, the net cost of the DC plans, which generally equals the employer’s required contribution, was $5 million (2010 – $3 million; 2009 – $3 million).

Contributions to multi-employer plans

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2011 in respect of post-retirement medical benefits were $6 million (2010 – $5 million, 2009 – $3 million).

27    Stock-based compensation

At December 31, 2011, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2011 of $43 million (2010 – $71 million; 2009 – $68 million).

A. Stock option plans

Regular options and TSARs

With the granting of regular options, employees may be simultaneously granted TSARs equivalent to the number of regular options granted (stock options granted prior to January 2009 were simultaneously granted TSARs equivalent to one-half the regular options granted). The last issue of TSARs was in April 2010. A TSAR entitles the holder to receive payment of an amount equal to the excess of the market value of a Common Share at the exercise date of the TSAR over the related option exercise price. The liability for TSARs is recognized and measured at its fair value. Regular options and TSARs may be exercised no earlier than two years and no later than 10 years after the grant date.

Where an option granted is a tandem award, the holder can choose to exercise an option or a TSAR of equal intrinsic value.

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During 2011, the Company cancelled 3.5 million SARs and reclassified the fair value of the previously recognized liability ($75 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changed and as a result no incremental cost was recognized. The weighted-average fair value of the units cancelled was $23.75. Compensation cost will continue to be recognized over the remaining vesting period for those options not yet vested.

2011 ANNUAL REPORT	93

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

Summary of regular and performance options

The following table summarizes the Company’s fixed stock option plans (that do not have a TSAR attached to them) as at December 31:

	Options outstanding		Nonvested options
	Number of options	Weighted average exercise price	Number of options	Weighted average grant date fair value

Outstanding, January 1, 2011	3,530,698	$53.36	1,096,275		$18.18
New options granted	632,400	65.03	632,400		19.44
Transferred from TSARs	3,534,910	47.44	1,563,675		11.63
Exercised	(752,085)	34.77	NA		NA
Vested	NA	NA	(635,000)		12.19
Forfeited	(30,600)	52.73	(7,300)		22.26

Outstanding at December 31, 2011	6,915,323	$53.42	2,650,050		$16.04

Vested or expected to vest at December 31, 2011(1)	6,050,046	$51.37	NA	$	NA

Exercisable at December 31, 2011	4,265,273	$50.43	NA	$	NA

(1) As at December 31, 2011, the weighted-average remaining term of vested or expected to vest options was 5.3 years with an aggregate intrinsic value of $109 million.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2011 by range of exercise price and their related intrinsic aggregate value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2011 at the Company’s closing stock price of $69.01.

	Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of options	Weighted average exercise price	Aggregate intrinsic value (millions)

$27.62 – $40.47	1,743,998	3.5	$33.66	$62	1,396,948	$33.00	$50
$42.05 – $60.69	2,244,775	5.2	51.19	40	1,431,675	50.68	26
$62.56 – $74.89	2,926,550	4.9	66.82	10	1,436,650	67.15	5

Total(1)	6,915,323	4.6	$53.42	$112	4,265,273	$50.43	$81

(1) As at December 31, 2011, the total number of in-the-money stock options outstanding was 5,730,673 with a weighted-average exercise price of $49.60. The weighted-average years to expiration of exercisable stock options is 4.8 years.

Under the fair value method, the fair value of options at the grant date was approximately $12 million for options issued in 2011 (2010 – $1 million; 2009 – $nil). The weighted-average fair value assumptions were approximately:

	2011	2010	2009

Expected option life (years)(1)	6.30	6.25	5.00
Risk-free interest rate(2)	2.79%	2.78%	2.35%
Expected stock price volatility(3)	31%	30%	23%
Expected annual dividends per share(4)	$1.20	$1.08	$0.99
Estimated forfeiture rate(5)	0.7%	0.7%	2.3%
Weighted-average grant date fair value of options granted during the year	$19.44	$15.90	$6.52

94	2011 ANNUAL REPORT

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

(4) Determined by the current annual dividend. The Company does not employ different dividend yields throughout the year.

(5) The Company estimated forfeitures based on past experience. The rate is monitored on a periodic basis.

In 2011, the expense for stock options (regular and performance) was $15 million (2010 – $2 million; 2009 – recovery of $1 million). At December 31, 2011, there was $5 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 0.9 years.

Currently, the Company is not subject to post vesting restrictions on its stock option plans prior to expiry.

At December 31, 2011, there were 3,459,831 (2010 – 1,048,531; 2009 – 1,831,361) Common Shares available for the granting of future options under the stock option plans, out of the 15,578,642 (2010 – 15,578,642; 2009 – 15,578,642) Common Shares currently authorized for issuance.

Summary of TSARs

The following table summarizes information related to the Company’s TSARs as at December 31:

	TSARs outstanding		Nonvested TSARs
	Number of TSARs	Weighted average exercise price	Number of TSARs	Weighted average grant date fair value

Outstanding, January 1, 2011	3,998,910	$47.43	1,766,975		$11.54
Exercised as TSARs	(1,300)	30.50	NA		NA
Exercised as Options	(65,400)	41.01	NA		NA
Vested	NA	NA	(142,500)		10.43
Transferred to Options	(3,534,910)	47.44	(1,563,675)		11.63
Forfeited	(13,900)	61.69	(4,200)		14.02

Outstanding at December 31, 2011	383,400	$47.97	56,600		$11.73

Vested or expected to vest at December 31, 2011(1)	383,400	$47.97	NA	$	NA

Exercisable at December 31, 2011	326,800	$48.28	NA	$	NA

(1) As at December 31, 2011, the weighted-average remaining term of vested or expected to vest TSARs was 4.2 years with an aggregate intrinsic value of $8 million.

The following table provides the number of TSARs outstanding and exercisable as at December 31, 2011 by range of exercise price and their related intrinsic value, and for TSARs outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money TSARs, which represents the amount that would have been received by TSAR holders had they exercised their TSAR on December 31, 2011 at the Company’s closing stock price of $69.01.

	TSARs outstanding				TSARs exercisable
Range of exercise prices	Number of TSARs	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of TSARs	Weighted average exercise price	Aggregate intrinsic value (millions)

$30.50 – $40.47	141,650	3.1	$33.24	$5	122,350	$32.76	$5
$42.05 – $60.69	146,800	4.7	49.87	3	109,500	49.40	2
$62.56 – $72.58	94,950	4.9	66.99	–	94,950	66.99	–

Total(1)	383,400	4.2	$47.97	$8	326,800	$48.28	$7

(1) As at December 31, 2011, the total number of in-the-money TSARs outstanding was 337,750 with a weighted-average exercise price of $44.76. The weighted-average years to expiration of exercisable TSARs is 4.0 years.

There were no TSARs issued in 2011. Under the fair value method, the fair value of TSARs at the grant date was $12 million in 2010 (2009 – $6 million). The weighted-average fair value of TSARs granted during 2010 was $14.27 (2009 – $7.39).

In 2011, the expense for TSARs was $4 million (2010 – $32 million; 2009 – $43 million).

2011 ANNUAL REPORT	95

Summary of stock option plans

The following table refers to the total fair value of shares vested for all stock option plans (including TSARs) during the years ended December 31:

(in millions of Canadian dollars)	2011	2010	2009

Regular stock option plan	$8	$6	$6
TSARs	1	6	6

Total	$9	$12	$12

The following table provides information related to all options exercised in the stock option plans during the years ended December 31:

(in millions of Canadian dollars)	2011	2010	2009

Total intrinsic value	$17	$10	$8
Cash received by the Company upon exercise of options	29	32	24

B. Other share-based plans

Performance share unit (“PSU”) plan

During 2011, the Company issued 269,300 PSUs. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash approximately three years after the grant date contingent upon CP’s performance (performance factor). The fair value of PSUs are measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market condition stipulated in the grant.

The following table summarizes information related to the Company’s PSUs as at December 31:

	2011	2010

Outstanding, January 1	700,468	422,534
Granted	269,300	328,020
Units, in lieu of dividends	16,487	10,707
Vested	NA	NA
Forfeited	(55,944)	(60,793)

Outstanding at December 31	930,311	700,468

Vested, or expected to vest at December 31	359,532	–

Under the fair value method, the fair value of PSUs at the grant date was $16 million for PSUs issued in 2011 (2010 – $15 million; 2009 – $15 million).

In 2011, the expense for PSUs was $15 million (2010 – $29 million; 2009 – $10 million). At December 31, 2011, there was $17 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 1.6 years.

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

96	2011 ANNUAL REPORT

The following table summarizes information related to the DSUs as at December 31:

	2011	2010

Outstanding, January 1	388,346	345,843
Granted	67,306	37,802
Transferred from RSUs	–	18,756
Units, in lieu of dividends	7,732	6,226
Redeemed	(67,078)	(20,281)

Outstanding, December 31	396,306	388,346

In 2011, the expense for DSUs was $5 million (2010 – $6 million; 2009 – $8 million).

Restricted share unit plan

The Company issued 64,470 RSUs in 2011 (2010 – 151; 2009 – 405). The fair value of RSUs at the grant date was $4 million. The RSUs are subject to time vesting. An expense to income for RSUs is recognized over the vesting period. At December 31, 2011, there was $4 million of total unrecognized compensation related to RSUs which is expected to be recognized over a weighted-average period of approximately 2.9 years.

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2011	2010	2009

Plan
TSARs	$–	$–	$3
DSUs	4	2	–

Total	$4	$2	$3

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

At December 31, 2011, there were 13,984 participants (2010 – 13,525; 2009 – 13,261) in the plan. The total number of shares purchased in 2011 on behalf of participants, including the Company contribution, was 630,480 (2010 – 618,272; 2009 – 883,737). In 2011, the Company’s contributions totalled $4 million (2010 – $3 million; 2009 – $3 million) and the related expense was $4 million (2010 – $2 million; 2009 – $7 million).

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

2011 ANNUAL REPORT	97

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2011, lease payments after tax were $8 million. Future minimum lease payments, before tax, of $226 million will be payable over the next 19 years (Note 29).

The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly affect the variable interest entities’ performance, and the Company’s fixed purchase price option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities. As the leases are considered to be operating leases, the Company does not recognize any balances in the Consolidated Balance Sheets in relation to the variable interest entities.

29    Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2011, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

At December 31, 2011, the Company had committed to total future capital expenditures amounting to $366 million and operating expenditures amounting to $1,810 million for the years 2012-2030.

On October 31, 2011, CP completed arrangements with 12 highly rated financial institutions for a committed $1.0 billion four year revolving credit agreement with an accordion feature of up to $1.3 billion. This agreement incorporates a revolving facility limit of $600 million and a separate letter of credit facility limit of $400 million at pre-agreed pricing and has the ability to annually extend the term for an additional year with the consent of the lenders. At December 31, 2011, CP had available $429 million under the revolving facility limit and $156 million available under the letter of credit facility limit. In addition, CP also has available from a financial institution a revolving credit agreement of $106 million, of which $106 million was available on December 31, 2011. This agreement is available through the end of 2013. With respect to both agreements the company had utilized $390 million for letters of credit and $25 million as short-term borrowings, in addition to a bank overdraft of $2 million. The weighted-average annual interest rate for short-term borrowings was 1.98% (2010 – not applicable; 2009 – 1.91%). Both agreements are required to maintain a maximum debt to total capitalization ratio and the $106 million agreement is currently subject to a minimum fixed charge coverage ratio. Should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, our $1.0 billion credit agreement will also be required to maintain a minimum fixed charge coverage ratio. At December 31, 2011, the Company satisfied the thresholds stipulated in both financial covenants.

Minimum payments under operating leases were estimated at $813 million in aggregate, with annual payments in each of the five years following 2011 of (in millions): 2012 – $145; 2013 – $131; 2014 – $96; 2015 – $83; 2016 – $65.

Expenses for operating leases for the year ended December 31, 2011 was $161 million (2010 – $169 million, 2009 – $196 million).

The DM&E was purchased for $1.5 billion in 2007 (Note 17). Future contingent payments of up to approximately US$1.2 billion consisting of US$431 million which would become due if construction of the Powder River Basin expansion project starts prior to December 31, 2025 and up to approximately US$769 million would become due upon the movement of specified volumes over the Powder River Basin extension prior to December 31, 2025. Certain interest and inflationary adjustments would also become payable up to December 31, 2025 upon achievement of certain milestones. The contingent payments would be accounted for as an increase in the purchase price.

30    Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $164 million at December 31, 2011;

☐

guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2011, these accruals amounted to $8 million (2010 – $5 million), recorded in “Accounts payable and accrued liabilities”.

98	2011 ANNUAL REPORT

Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Plan, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2011, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

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

In 2011, 2010 and 2009, no one customer comprised more than 10% of total revenues and accounts receivable.

Geographic information

(in millions of Canadian dollars)	Canada	United States	Total

2011
Revenues	$3,766	$1,411	$5,177
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,854	$4,309	$13,163

2010
Revenues	$3,635	$1,346	$4,981
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,458	$4,013	$12,471

2009
Revenues	$3,166	$1,236	$4,402
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,364	$4,134	$12,498

2011 ANNUAL REPORT	99

FIVE-YEAR SUMMARY

Year ended December 31	U.S. GAAP
(in millions of Canadian dollars, except percentages and per share data)	2011	2010	2009	2008(2)	2007(1)
Revenues
Freight
Grain	$1,100	$1,135	$1,137	$977	$944
Coal	556	491	444	612	577
Sulphur and fertilizers	549	475	309	512	505
Forest products	189	185	176	241	277
Industrial and consumer products	1,017	903	786	772	631
Automotive	338	316	230	326	321
Intermodal	1,303	1,348	1,198	1,482	1,368

	5,052	4,853	4,280	4,922	4,623
Other	125	128	122	127	131

Total revenues	5,177	4,981	4,402	5,049	4,754

Operating expenses
Compensation and benefits	1,426	1,431	1,307	1,290	1,266
Fuel	968	728	580	1,006	747
Materials	243	214	217	258	256
Equipment rents	209	206	226	219	235
Depreciation and amortization	490	489	483	428	413
Purchased services and other	874	797	783	809	677
Gain on sales of significant properties	–	–	(79)	–	–
Loss on termination of lease with shortline railway	–	–	55	–	–

Total operating expenses	4,210	3,865	3,572	4,010	3,594

Operating income	967	1,116	830	1,039	1,160
Gain on sale of partnership interest	–	–	81	–	–
Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	–	–	–	51	11
Less:
Other (income) and charges	18	(12)	12	72	(127)
Net interest expense	252	257	268	240	190

Income before income tax expense	697	871	631	778	1,108
Income tax expense	127	220	81	150	200

Net income	$570	$651	$550	$628	$908
Earnings per share
Basic earnings per share	$3.37	$3.86	$3.31	$4.08	$5.89
Diluted earnings per share	$3.34	$3.85	$3.30	$4.04	$5.83

Operating Ratio	81.3%	77.6%	81.1%	79.4%	75.6%

(1) The 2007 figures include equity income for DM&E from October 4, 2007 to December 31, 2007.

(2) The 2008 figures include the results of the DM&E on an equity accounting basis through October 29, 2008 and on a consolidated basis after that date.

100	2011 ANNUAL REPORT

FIVE-YEAR SUMMARY

Additional information

The following table identifies certain notable items within our income statements in each of the years 2007 to 2011.

(in millions of Canadian dollars, except per share data)	2011	2010	2009	2008	2007

Foreign exchange gain (loss) on long-term debt	$(3)	$2	$4	$(6)	$169
Tax impact (expense) recovery	1	(8)	(32)	37	(44)

Foreign exchange gain (loss) on long-term debt (net of tax)	$(2)	$(6)	$(28)	$31	$125
Impact on diluted earnings per share	$(0.01)	$(0.03)	$(0.17)	$0.20	$0.81

Gain (loss) in fair value of long-term floating rate notes/third-party asset backed commercial paper	$10	$3	$6	$(49)	$(22)
Tax impact (expense) recovery	(3)	(1)	(1)	14	7

Change in fair value of long-term floating rate notes (net of tax)	$7	$2	$5	$(35)	$(15)
Impact on diluted earnings per share	$0.04	$0.01	$0.03	$(0.22)	$(0.10)

Gain on sale of partnership interest	$–	$–	$81	$–	$–
Tax impact (expense) recovery	–	–	(12)	–	–

Gain on sale of partnership interest (net of tax)	$–	$–	$69	$–	$–
Impact on diluted earnings per share	$–	$–	$0.41	$–	$–

Gain on sale of significant properties	$–	$–	$79	$–	$–
Tax impact (expense) recovery	–	–	(11)	–	–

Gain on sale of significant properties (net of tax)	$–	$–	$68	$–	$–
Impact on diluted earnings per share	$–	$–	$0.41	$–	$–

(Loss) on termination of lease with shortline railway	$–	$–	$(55)	$–	$–
Tax impact (expense) recovery	–	–	17	–	–

(Loss) on termination of lease with shortline railway (net of tax)	$–	$–	$(38)	$–	$–
Impact on diluted earnings per share	$–	$–	$(0.23)	$–	$–

Income tax benefits resulting from rate reductions and the resolution and settlement of certain matters related to prior years	$37	$–	$56	$–	$100
Impact on diluted earnings per share	$0.22	$–	$0.34	$–	$0.64

The above items increased (decreased) the following income statement components:
Total operating expenses	$–	$–	$(24)	$–	$–
Operating income	$–	$–	$24	$–	$–

2011 ANNUAL REPORT	101

SHAREHOLDER INFORMATION

COMMON SHARE MARKET PRICES

			2011		2010
Toronto Stock Exchange (Canadian dollars)			High	Low	High	Low

First Quarter			69.48	61.04	57.54	49.58
Second Quarter			63.66	57.09	62.90	53.57
Third Quarter			61.58	46.01	65.82	55.65
Fourth Quarter			69.45	47.58	67.50	61.60

Year			69.48	46.01	67.50	49.58

			2011		2010
New York Stock Exchange (U.S. dollars)			High	Low	High	Low

First Quarter			69.92	61.97	56.65	46.13
Second Quarter			66.98	58.13	61.98	49.98
Third Quarter			64.78	44.76	63.47	52.15
Fourth Quarter			68.12	44.98	67.03	60.14

Year			69.92	44.76	67.03	46.13

Number of registered shareholders at year end:	16,548
Closing market prices at year end:
Toronto Stock Exchange:	$69.01	CDN
New York Stock Exchange:	$67.67	US

SHAREHOLDER ADMINISTRATION

COMMON SHARES

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for the Common Shares in the United States.

For information concerning dividends, lost share certificates, estate transfers or for change in share registration or address, please contact the transfer agent and registrar by telephone at 1-877-4-CP-RAIL (1-877-427-7245) toll free North America or International (514) 982-7555, visit their website at www.computershare.com/cp, or write to:

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

102	2011 ANNUAL REPORT

4% CONSOLIDATED DEBENTURE STOCK

Inquiries with respect to Canadian Pacific Railway Company’s 4% Consolidated Debenture Stock should be directed as follows:

For stock denominated in U.S. currency – The Bank of New York Mellon at (212) 815-2719 or by e-mail at lesley.daley@bnymellon.com; and

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

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2012 Annual Meeting of Shareholders.

GOVERNANCE STANDARDS

Any significant differences between the Corporation’s corporate governance practices and those set forth in the corporate governance listing standards (“Listing Standards”) of the New York Stock Exchange (“NYSE”) are set forth on Canadian Pacific Railway Limited’s website www.cpr.ca under “Executive Leadership & Governance”.

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

2012 ANNUAL MEETING

The Annual Meeting of Shareholders will be held on Thursday, May 17, 2012 in Calgary, Alberta.

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

Financial information is available under the “Invest in CP” section on CP’s website at www.cpr.ca.

COMMUNICATIONS AND PUBLIC AFFAIRS

Contact Communications and Public Affairs, Canadian Pacific, Suite 500, Gulf Canada Square, 401- 9th Avenue S.W., Calgary, Alberta, Canada, T2P 4Z4

2011 ANNUAL REPORT	103

DIRECTORS AND COMMITTEES

John E. Cleghorn, O.C., F.C.A.(2)

Chairman

Canadian Pacific Railway Limited

Toronto, Ontario

Tim W. Faithfull(2)(3)*(4)

Retired President and Chief Executive Officer

Shell Canada Limited

Oxford, Oxfordshire, England

Richard L. George(4)(5)

Chief Executive Officer

Suncor Energy Inc.

Calgary, Alberta

Frederic J. Green(3)

President and Chief Executive Officer

Canadian Pacific Railway Limited

Calgary, Alberta

Edmond L. Harris(3)(5)

Retired Executive Vice President and Chief

Operations Officer

Canadian Pacific Railway Limited

Spring Lake, Michigan

Krystyna T. Hoeg, C.A.(1)(5)

Former President and Chief Executive Officer

Corby Distilleries Limited

Toronto, Ontario

Tony L. Ingram(3)(4)

Former Executive Vice President and Chief

Operating Officer

CSX Transportation Inc.

Jacksonville, Florida

Richard C. Kelly(1)*(2)(3)

Retired Chairman, and Chief

Executive Officer

Xcel Energy Inc.

Denver, Colorado

The Honourable John P. Manley O.C.(1)(2)(5)*

President and Chief Executive Officer

Canadian Council of Chief Executives

Ottawa, Ontario

Linda J. Morgan(1)(3)

Partner

Nossaman LLP

Bethesda, Maryland

Madeleine Paquin(3)(4)

President and Chief Executive Officer

Logistec Corporation

Montreal, Quebec

Michael E.J. Phelps, O.C.(2)(4)*(5)

Chairman

Dornoch Capital Inc.

West Vancouver, British Columbia

Roger Phillips, O.C., S.O.M., F.Inst.P.(1)(2)*(5)

Retired President and Chief Executive Officer

IPSCO Inc.

Regina, Saskatchewan

David W. Raisbeck(4)(5)

Retired Vice-Chairman

Cargill Inc.

Sanibel, Florida

Hartley T. Richardson, C.M., O.M.(1)(3)

President and Chief Executive Officer

James Richardson & Sons, Limited

Winnipeg, Manitoba

(1)	Audit, Finance and Risk Committee

(2)	Corporate Governance and Nominating Committee

(3)	Safety, Operations and Environment Committee

(4)	Management Resources and Compensation Committee

(5)	Pension Committee

*	denotes chairman of the committee

104	2011 ANNUAL REPORT

SENIOR OFFICERS OF THE COMPANY

John E. Cleghorn, O.C., F.C.A.

Chairman of the Board

Toronto, Ontario

Frederic J. Green(1)

President and Chief Executive Officer

Calgary, Alberta

Kathryn B. McQuade(1)

Executive Vice-President and Chief Financial Officer

Mesquite, Nevada

J. Michael Franczak(1)

Executive Vice-President and Chief Operations Officer

Calgary, Alberta

Jane O’Hagan(1)

Executive Vice-President and Chief Marketing Officer

Calgary, Alberta

Donald B. Campbell(1)

Senior Vice-President, Strategy and Financial Planning

Calgary, Alberta

Brian W. Grassby(1)

Senior Vice-President, Finance

Calgary, Alberta

Marlowe G. Allison

Vice-President and Treasurer

Calgary, Alberta

Peter J. Edwards(1)

Vice-President, Human Resources and Industrial Relations

Calgary, Alberta

Paul A. Guthrie, Q.C.(1)

Vice-President, Law and Risk Management

Municipal District of Rocky View, Alberta

Jeffrey D. Kampsen

Vice-President and Comptroller

Calgary, Alberta

Karen L. Fleming

General Counsel Corporate and Corporate Secretary

Calgary, Alberta

(1)	Executive Committee of Canadian Pacific Railway Company

2011 ANNUAL REPORT	105