Form 40-F
period 2013-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2014-03-05
CIK 16875, 1166893

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

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

At December 31, 2013, 175,451,268 Common Shares of Canadian Pacific Railway Limited (“CPRL”) were issued and outstanding. At December 31, 2013, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company (“CPRC”) were issued and outstanding. All of the ordinary shares of CPRC are held by CPRL.

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

The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2013, at the time of filing with the Securities and Exchange Commission (the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited); Form S-8 No. 333-140955 (Canadian Pacific Railway Limited); Form S-8 No. 333-183891 (Canadian Pacific Railway Limited); Form S-8 No. 333-183892 (Canadian Pacific Railway Limited); Form S-8 No. 333-183893 (Canadian Pacific Railway Limited); Form S-8 No. 333-188826 (Canadian Pacific Railway Limited); and Form S-8 No. 333-188827 (Canadian Pacific Railway Limited).

In addition, this Annual Report on Form 40-F is incorporated by reference into or as an exhibit to, as applicable, the Registration Statement on Form F-10 No. 333-189815 (Canadian Pacific Railway Company), and the Registration Statement on Form F-10 No. 333-190229 (Canadian Pacific Railway Limited).

ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Information Form

For the Annual Information Form of CPRL for the year ended December 31, 2013, see Table of Contents and pages 1 through 42 of CPRL’s 2013 Annual Information Form incorporated by reference and included herein.

B. Audited Annual Financial Statements

For audited consolidated financial statements (U.S. GAAP), including the reports of the independent registered public accounting firm with respect thereto, see pages 78 through 120 of CPRL’s 2013 Annual Report incorporated by reference and included herein.

C. Management’s Discussion and Analysis

For management’s discussion and analysis, see pages 26 through 77 of CPRL’s 2013 Annual Report incorporated by reference and included herein.

For the purposes of this Annual Report on Form 40-F, only pages 26 through 120 of CPRL’s 2013 Annual Report referred to above shall be deemed filed, and the balance of such 2013 Annual Report, except as it may be otherwise specifically incorporated by reference in CPRL’s Annual Information Form, shall be deemed not filed with the Securities and Exchange Commission as part of this Annual Report on Form 40-F under the Exchange Act.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2013, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2013, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to the Registrants’ management, including their Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For management’s report on internal control over financial reporting, see page 79 of the Registrant’s 2013 Annual Report, incorporated by reference and included herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report on pages 80 through 81 of the Registrant’s 2013 Annual Report.

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

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS

The independent directors met in executive sessions without management present at the regular and special meetings of the board of directors of CPRL and its standing committees in 2013. In fact, each regularly scheduled meeting’s agenda included one or more such sessions at the beginning and end of the meeting.

Interested parties may communicate directly with Mr. P.G. Haggis, the chair of the boards of the Registrants, who presided at such executive sessions, by writing to him at the following address, and all communications received at this address will be forwarded to him:

Office of the Corporate Secretary

Canadian Pacific Railway

7550 Ogden Dale Road S.E., Calgary, Alberta

Canada, T2C 4X9

IDENTIFICATION OF AUDIT COMMITTEE AND AUDIT COMMITTEE FINANCIAL EXPERT

The following individuals comprise the current membership of the Registrants’ Audit Committees (“Audit Committees”), which have been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Gary F. Colter

Richard C. Kelly

Isabelle Courville

Linda J. Morgan

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

Mr. Colter serves on two public company audit committees in addition to CP’s Audit Committees. The Corporation’s Board has determined that, in light of his background and expertise, the service of Mr. Colter on the audit committees of two public companies in addition to its own Audit Committee (and that of CPRC) does not impair his ability to effectively serve on its own Audit Committee (and that of CPRC). The following factor was also taken into account by the Board in making such determination: CPRC is a wholly-owned subsidiary of the Corporation and the latter carries on no business operations and has no assets or liabilities of more than nominal value beyond its 100% shareholding in CPRC and, as a result, the workload of the Corporation’s Audit Committee and that of CPRC is essentially equivalent to the workload of one public company audit committee.

No members of the Audit Committees of the Registrants serve on more than two public company audit committees in addition to the Audit Committee of each Registrant.

PRINICIPAL ACCOUNTANT FEES AND SERVICES

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee must pre-approve all audit and non-audit services to be provided by the independent auditors. Fees payable to Deloitte LLP for the years ended December 31, 2013, and December 31, 2012, totalled $2,213,000 and $2,166,100, respectively, as detailed in the following table:

For the year ended December 31	Total 2013 ($)	Total 2012 ($)
Audit Fees	1,943,000	2,090,300
Audit-Related Fees	228,500	27,500
Tax Fees	41,500	48,300
All Other Fees	—	—
TOTAL	2,213,000	2,166,100

The nature of the services provided under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit and interim reviews of the Registrants’ annual and interim financial statements respectively and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the independent registered public accounting firm on the effectiveness of internal controls over financial reporting, the audit or interim reviews of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; special attestation services as may be required by various government entities; access fees for technical accounting database resources and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.

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

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. There were no such services in 2013 or 2012.

PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES PROVIDED BY

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of each Registrant has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to the Registrants by their independent registered public accounting firm. The policy is reviewed annually and the audit and non-audit services to be provided by their independent registered public accounting firm, as well as the budgeted amounts for such services, are pre-approved at that time, including by the board of directors of the Registrant in respect of fees for audit services. The Comptroller of the Registrants must submit to the Audit Committee at least quarterly a report of all services performed or to be performed by the independent registered public accounting firm pursuant to the policy. Any additional non-audit services to be provided by the independent registered public accounting firm either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Audit Committee or its Chairman, who must report all such additional pre-approvals to the Audit Committee at its next meeting following the granting thereof. The independent registered public accounting firm’s annual audit services engagement terms are subject to the specific pre-approval of the Audit Committee, with the associated fees being subject to approval by the board of directors of the Registrant. In addition, prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent registered public accounting firm. The Chief Internal Auditor for the Registrants monitors compliance with this policy.

OFF-BALANCE SHEET ARRANGEMENTS

A description of the Registrants’ off-balance sheet arrangements is set forth on page 63 of the Registrants’ 2013 Annual Report incorporated by reference and included herein.

TABLE OF CONTRACTUAL COMMITMENTS

The table setting forth the Registrants’ contractual commitments is set forth on pages 63 through 64 of the Registrants’ 2013 Annual Report incorporated by reference and included herein.

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

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

/s/ Paul A. Guthrie
Name: Paul A. Guthrie Title: Corporate Secretary
Date: March 5, 2014

EXHIBITS

99.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.

99.2	Certification by the Chief Executive Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.3	Certification by Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.4	Certification by the Chief Executive Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350.

99.5	Certification by the Chief Financial Officer of the Registrants filed pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File

10

ANNUAL INFORMATION FORM 2013 MARCH 5, 2014

CANADIAN PACIFIC

1. CORPORATE STRUCTURE

In this Annual Information Form (“AIF”), “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. All information in this AIF is stated as at December 31, 2013 and all financial statements were prepared in accordance with, United States generally accepted accounting principles (“GAAP”) unless otherwise indicated. Except where otherwise indicated, all financial information and references to “dollar” or “$” reflected herein is expressed in Canadian dollars.

1.1 Name, Address and Incorporation Information

Canadian Pacific Railway Limited was incorporated on June 22, 2001, as 3913732 Canada Inc. pursuant to the Canada Business Corporations Act

(“the CBCA”). On July 20, 2001, CP amended its Articles of Incorporation to change its name to Canadian Pacific Railway Limited. On October 1, 2001, Canadian Pacific Limited (“CPL”) completed an arrangement (“the Arrangement”) pursuant to 192 of the CBCA whereby it distributed to its common shareholders all of the shares of newly formed corporations holding the assets of four of CPL’s five primary operating divisions. The transfer of Canadian Pacific Railway Company (“CPRC”), previously a wholly owned subsidiary of CPL, to CPRL was accomplished as part of a series of steps, pursuant to the terms of the Arrangement.

Our registered, executive and head office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta T2C 4X9.

2013 ANNUAL INFORMATION FORM                1

2. INTERCORPORATE RELATIONSHIPS

2.1 Principal Subsidiaries

The table below sets out our principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities we currently own directly or indirectly:

Principal Subsidiary(1)	Incorporated under the Laws of	Percentage of Voting Securities Held Directly or Indirectly	Percentage of Non-Voting Securities Beneficially Owned, or over which Control or Direction is Exercised
Canadian Pacific Railway Company	Canada	100%	Not applicable
Soo Line Corporation(2)	Minnesota	100%	Not applicable
Soo Line Railroad Company(3)	Minnesota	100%	Not applicable
Dakota, Minnesota & Eastern Railroad Corporation(4)	Delaware	100%	Not applicable
Delaware and Hudson Railway Company, Inc.(3)	Delaware	100%	Not applicable
Mount Stephen Properties Inc.(5)	Canada	100%	Not applicable

(1)	This table does not include all of our subsidiaries. The assets and revenues of unnamed subsidiaries did not exceed 10% of the total consolidated assets or total consolidated revenues of CP individually, or 20% of the total consolidated assets or total consolidated revenues of CP in aggregate.
(2)	Indirect wholly owned subsidiary of Canadian Pacific Railway Company.
(3)	Wholly owned subsidiary of Soo Line Corporation.
(4)	Indirect wholly owned subsidiary of the Soo Line Corporation.
(5)	Wholly owned subsidiary of Canadian Pacific Railway Company.

2

CANADIAN PACIFIC

3. GENERAL DEVELOPMENTS OF THE BUSINESS

3.1 Recent Developments

2013 Highlights

Effective February 5, 2013, Mr. Keith Creel was appointed as President and Chief Operating Officer as part of the Company’s long-term succession plan. In connection to this appointment, Mr. E. Hunter Harrison remains Chief Executive Officer of the company. On November 29, 2013, we further announced the appointment of Mr. Bart W. Demosky as Executive Vice President and Chief Financial Officer effective December 28, 2013. Mr. Demosky replaced Mr. Brian Grassby, who retired from his role as Senior Vice President, Chief Financial Officer and Treasurer as announced on October 23, 2013. Mr. Grassby remained a key part of the senior management team until the end of 2013 to lead a successful transition.

During 2013, our focus to execute our operation plan helped CP make significant progress toward our strategies to continue to improve service reliability, increase the railway’s efficiency and grow the business as outlined in our Investor Conference in New York on December 4-5, 2012. As a measurement of our profitable growth and costs control strategies, the Company expected our 2013 revenue growth in the high single digits and operating ratio in the low 70’s. Our actual 2013 results were in line with our latest guidance.

At the 2012 Investor Conference noted above, the Company outlined plans to reduce approximately 4,500 employees and/or contractor positions from June 30, 2012 to 2016. The Company met this reduction target by the end of 2013 through job reductions, natural attrition and reducing the number of contractors.

As part of the key initiatives highlighted at the 2012 Investor Conference, we installed longer sidings in strategic locations across the network which helped improve our asset utilization and increase train length, weight and speed. The operational improvements from our longer sidings are evident in the longer train length and higher train weight throughout 2013 compared to the same periods of 2012. We also completed the construction of our new corporate headquarters at the Company owned Ogden Yard and will complete this transition by 2014.

Our year was not without its challenges as the Company experienced extensive network outages in June of this year due to historic flooding in Calgary and Southern Alberta that resulted in more than forty washouts over a four-day period. The significant outage negatively impacted our revenue growth by approximately $25 million.

In the beginning of 2014, the Company executed an agreement with Genesee & Wyoming Inc. for the sale of a portion of the DM&E line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines (“DM&E West”) as part of our 2012 initiative to assess the opportunities with this 660-mile portion of DM&E. The sale is subject to regulatory approval by the U.S. Surface Transportation Board (“STB”) and is expected to generate approximately US$215 million in gross proceeds, subject to closing adjustments. The Company recorded an asset impairment charge and accruals for future associated costs totaling $435 million ($257 million after tax) which impacted diluted earnings per share (“EPS”) by $1.46. For additional information on this sale, refer to Section 9, Operating Expenses of the 2013 Management Discussion and Analysis (“MD&A”) which is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on our website at www.cpr.ca.

2012 Highlights

During 2012, the Company experienced a number of noteworthy events summarized below:

Proxy Contest

In January 2012, Pershing Square Capital Management, L.P. (“Pershing Square”) launched a proxy contest in order to replace a minority of the Board of Directors of the Company (the “Board”) and to advocate for management change (the “Proxy Contest”). As a result of this contest, the Company incurred $27 million in advisory costs (“advisory costs associated with shareholder matters”) in the first six months of 2012 and a further $6 million was incurred in the fourth quarter of 2011. The proxy contest was settled in May 2012

2013 ANNUAL INFORMATION FORM                3

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

Included in this charge were amounts totaling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square and related entities. Pershing Square and related entities owned or controlled approximately 14% of the Company’s outstanding shares as at December 31, 2012 and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount paid to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to, or incurred on behalf of, Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assumes the indemnity obligations and returns the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing the Company to recover to the extent of Mr. Harrison’s success in those proceedings; however, on February 3, 2013, the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery

4

CANADIAN PACIFIC

(US$9 million) of the amounts in dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts sought for repayment by Mr. Harrison’s former employer, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable.

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

Asset impairment and labour restructuring charges

During the fourth quarter of 2012, the Company recorded a number of significant charges in part due to on-going efforts to improve the efficiency of the Company. These significant charges, included:

•	$53 million labour restructuring charge ($39 million after tax), which unfavourably impacted diluted EPS by 22 cents;

2013 ANNUAL INFORMATION FORM                5

•	$185 million impairment of Powder River Basin (“PRB”) and other investment ($111 million after tax), which unfavourably impacted diluted EPS by 64 cents; and

•	$80 million asset impairment of certain locomotives ($59 million after tax), which unfavourably impacted diluted EPS by 34 cents.

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

CP has signed several commercial agreements with customers, terminal operators and ports that will drive improvements in supply chain performance. In early 2012, we announced a new five-year agreement with Canadian Tire Corporation, Limited and a ten-year agreement with Canpotex Limited. In addition, CP has worked with its customers, leveraging technology to enhance car request management and implementing new productivity tools. Our scheduled grain program has been successfully implemented in Canada and was further extended to the U.S. in August 2012. We are also developing new volumes of PRB coal for export off the west coast of British Columbia.

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

6

CANADIAN PACIFIC

4. DESCRIPTION OF THE BUSINESS

4.1 Our Background and Network

CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From our inception 133 years ago, we have developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of US$433.2 million in revenues annually as defined by the Surface Transportation Board in the U.S.) providing rail and intermodal freight transportation services over a 14,400-mile network serving the principal business centres of Canada, from Montreal to Vancouver, British Columbia (“B.C.”), and the U.S. Midwest and Northeast regions.

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

4.2 Strategy

CP is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier. This plan is centred on five key foundations, which are the Company’s performance drivers.

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

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

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

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

4.3 Partnerships, Alliances and Network Efficiency

Some customers’ goods may have to travel on more than one railway to reach their final destination. The transfer of goods between railways can cause delays and service interruptions. Our rail network connects

2013 ANNUAL INFORMATION FORM                7

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

Metra and switching carriers Indiana Harbor Belt Railroad (“IHB”) and Belt Railway of Chicago (“BRC”) have partnered in CREATE to initiate operating and structural changes that will improve operating efficiency and fluidity in and around Chicago, the largest railroad hub in North America;

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

4.4 Network and Right-of-Way

Our 14,400-mile network extends from the Port Metro Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the U.S. industrial centres of Chicago; Detroit, Michigan; Newark, New Jersey; and Buffalo, New York; Kansas City, Missouri; and Minneapolis, Minnesota.

The map below depicts our core network:

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

8

CANADIAN PACIFIC

international intermodal containers and domestic general merchandise traffic.

Feeder Lines – We support our Western Corridor with four significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to coal terminals at the Port Metro Vancouver; the “Edmonton-Calgary Route”, which provides rail access to Alberta’s Industrial Heartland in addition to the petrochemical facilities in central Alberta; the “Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Pacific Northwest rail routes at Kingsgate, B.C. via the Crowsnest Pass; and the “North Main Line route” that provides rail service to customers from Winnipeg, Manitoba to Calgary through Portage la Prairie, Manitoba, Yorkton and Saskatoon in Saskatchewan and Wetaskiwin, Alberta. This line is an important collector of Canadian grain and fertilizer, serving the potash mines located east and west of Saskatoon and many high-throughput grain elevator and processing facilities. In addition, this line provides direct access to refining and upgrading facilities at Lloydminster, Alberta and western Canada’s largest pipeline terminal at Hardisty, Alberta.

Connections – Our Western Corridor connects with the Union Pacific Railroad (“UP”) at Kingsgate and with Burlington Northern Santa Fe, LLC (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at many locations including Thunder Bay, Winnipeg in Manitoba, Regina and Saskatoon in Saskatchewan, Red Deer, Camrose, Calgary and Edmonton in Alberta and several locations in the Greater Vancouver area.

Yards and Repair Facilities – We support rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton, Moose Jaw in Saskatchewan, Winnipeg and Thunder Bay. We also have major intermodal terminals at Vancouver, Calgary, Edmonton, Regina and Winnipeg. We have locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary, Moose Jaw and Winnipeg.

4.4.2 The Central Corridor: Moose Jaw-Chicago-Kansas City

Overview – The Central Corridor connects with the Western Corridor at Moose Jaw. By running south to Chicago and Kansas City through the twin Cities of Minneapolis and St. Paul, Minnesota and Milwaukee, Wisconsin, we provide a direct, single-carrier route between western Canada and the U.S. Midwest, providing access to Great Lakes and Mississippi River ports. From LaCrosse, Wisconsin, the Central Corridor continues south towards Kansas City via the Quad Cities, providing an efficient route for traffic destined for southern U.S. and Mexican markets. Our Kansas City line also has a direct connection into Chicago and by extension to points east on CP’s network such as Toronto, Ontario and the Port of Montreal.

Products – Traffic transported on the Central Corridor include Intermodal containers from the Port Metro Vancouver, fertilizers, chemicals, crude, grain, coal, automotive and other agricultural products.

Feeder Lines – We have operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. CP maintains its own yard facilities at the Twin Ports that provide an outlet for grain from the U.S. Midwest to the grain terminals at these ports, and a strategic entry point for large dimensional shipments that can be routed via CP’s network to locations such as Alberta’s Industrial Heartland to serve the needs of the oil sands and energy industry. The DM&E route from Winona, Minnesota to Tracy, Minnesota provides access to key agricultural and industrial commodities. In North Dakota, CP’s feeder line between Drake and Newtown, North Dakota is geographically situated in a highly-strategic region for Bakken oil production. CP also owns two significant feeder lines in North Dakota and western Minnesota operated by the Dakota Missouri Valley and Western Railroad, and the Northern Plains Railroad respectively. Both of these short lines are also active in providing service to agricultural and Bakken-oil related customers.

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

2013 ANNUAL INFORMATION FORM                9

primarily serve grain and coal producing areas in the U.S., and extend CP’s market reach in the rich agricultural areas of the U.S. Midwest.

Yards and Repair Facilities – We support rail operations on the Central Corridor with main rail yards in Chicago, Milwaukee, Wisconsin, St. Paul and Glenwood in Minnesota, and Mason City and Nahant in Iowa. We own 49% of the IHB, a switching railway serving Greater Chicago and northwest Indiana, and have a major intermodal terminal in Chicago and one in Minneapolis. In addition, we have a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago. We share a yard with KCS in Kansas City.

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

Products – Major traffic categories transported in the Eastern Corridor include forest and industrial and consumer products, intermodal containers, automotive products and general merchandise.

Feeder Lines – A major feeder line that serves the steel industry at Hamilton, Ontario provides connections to both our Northeast U.S. corridor and other U.S. carriers at Buffalo.

Connections – The Eastern Corridor connects with a number of shortline railways including routes from Montreal to Quebec City, Quebec and Montreal to St. John, New Brunswick and Searsport, Maine. CP owns a route to Temiscaming, Quebec via North Bay, Ontario operated by short line Ottawa Valley

Railway – where connections are made with the Ontario Northland Railway. Connections are also made with CN at a number of locations, including Sudbury, North Bay, Windsor, London, Hamilton, Toronto in Ontario and Montreal and at Detroit and Buffalo with NS and CSX Corporation (“CSX”).

Yards and Repair Facilities – We support our rail operations in the Eastern Corridor with major rail yards at Toronto, London, Windsor and Montreal. Our largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. We also operate intermodal terminals at Montreal and Detroit. Terminals for our Expressway service are located in Montreal and at Milton, Ontario in the Greater Toronto area.

We have locomotive repair facilities at Montreal and Toronto and car repair facilities at Thunder Bay, Toronto and Montreal.

4.4.4 The Northeast U.S. Corridor: Buffalo and Montreal to New York

Overview – The Northeast U.S. Corridor provides an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The corridor extends from Montreal to Harrisburg, Pennsylvania via Plattsburgh, New York and Albany/Schenectady in New York’s Capital District Region.

Products – Major traffic categories transported in the Northeast U.S. Corridor include lumber, industrial and consumer products.

Feeder Lines – The Northeast U.S. Corridor connects with important feeder lines. Our route between Montreal and Harrisburg, Pennsylvania, in combination with trackage rights over other railways, provides us with direct access to Newark, New Jersey. Agreements with NS provide CP with access to shippers and receivers in the Conrail “shared asset” regions of New Jersey via Harrisburg. The “southern tier” route between Guelph Junction, Ontario, Buffalo and Binghamton in New York that includes haulage rights over NS lines, links industrial southern Ontario with key U.S. connecting rail carriers at Buffalo and provides access to CP for short line carriers along the Buffalo to Binghamton route.

CANADIAN PACIFIC

Connections – We have major connections with NS at Harrisburg, Binghamton and Allentown, Pennsylvania, and with CSX at Philadelphia. Shortline connections exist with multiple players throughout the corridor.

Yards and Repair Facilities – We support our Northeast U.S. Corridor with a major rail yard in Binghamton. We have locomotive and car repair facilities in Montreal and Binghamton.

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

4.5 Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

4.6 Business Categories

The following table compares the percentage of our total freight revenue derived from each of our major business lines in 2013 compared with 2012 and 2011:

Business Category	2013	2012	2011
Bulk	42%	41%	44%
Merchandise	36%	34%	30%
Intermodal	22%	25%	26%

2013 ANNUAL INFORMATION FORM                11

4.7 Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. The following table summarizes our annual freight revenues between 2011 and 2013:

Freight Revenues				% Change
(in $ millions, except for percentages)				2013	2012
Business Category	2013	2012	2011	vs. 2012	vs. 2011
Bulk
Grain	$1,300	$1,172	$1,100	11	7
Coal	627	602	556	4	8
Fertilizers and sulphur	570	520	549	10	(5)
Total bulk	2,497	2,294	2,205	9	4
Merchandise
Forest products	206	193	189	7	2
Industrial and consumer products	1,548	1,268	1,017	22	25
Automotive	403	425	338	(5)	26
Total merchandise	2,157	1,886	1,544	14	22
Intermodal	1,328	1,370	1,303	(3)	5
Total freight revenues	$5,982	$5,550	$5,052	8	10

4.7.1 Bulk

Our bulk business represented approximately 42% of total freight revenues in 2013.

4.7.1.1 Grain

Our grain business accounted for approximately 22% of total freight revenues in 2013.

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

Freight revenues for the movement of export grain from western Canada are subject to legislative provisions. These provisions apply to defined commodities and origin/destination pairings set out in the Canada Transportation Act (“CTA”). The revenue formula included in the CTA is indexed annually to reflect changes in the input costs associated with transporting grain destined for export markets. For additional information, refer to Section 21, Business Risks of the 2013 MD&A.

4.7.1.2 Coal

Our coal business represented approximately 10% of total freight revenues in 2013.

We handle mostly metallurgical coal destined for export through the Port Metro Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.

Our Canadian coal traffic originates mainly from Teck Resource Limited’s mines in southeastern B.C. They are considered to be among the most productive, highest-quality metallurgical coal mines in the world. We move coal west from these mines to port terminals for export to world markets, and east for the U.S. Midwest markets and for consumption in steel-making mills along the Great Lakes.

In the U.S., we move primarily thermal coal from connecting railways serving the thermal coal fields in the PRB in Montana and Wyoming. It is then delivered to power generating facilities in the Midwest U.S. We also serve petroleum coke operations in Canada and the U.S. where the product is used for power generation and aluminum production.

CANADIAN PACIFIC

4.7.1.3 Fertilizers and sulphur

Fertilizers and sulphur business represented approximately 10% of total freight revenues in 2013.

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

4.7.2 Merchandise

Our merchandise business represented approximately 36% of total freight revenues in 2013.

Merchandise products move in trains of mixed freight and in a variety of car types. Service involves delivering products to many different customers and destinations. In addition to traditional rail service, we move merchandise traffic through a network of truck-rail transload facilities and provide logistics services.

4.7.2.1 Forest Products

Our forest products business represented approximately 3% of total freight revenues in 2013.

Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and oriented strand board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.

4.7.2.2 Industrial and Consumer Products

Our industrial and consumer products business represented approximately 26% of total freight revenues in 2013.

Industrial and consumer products traffic include a wide array of commodities grouped under chemicals, energy and plastics as well as mine, metals and aggregates.

Our industrial and consumer products traffic is widely dispersed across our Canadian and U.S. network with large bases in Alberta, Ontario, Quebec and the Midwest U.S. We are also taking advantage of our Kansas City connection to move energy, chemical and steel products between the Gulf Coast and Alberta thus bypassing the busy Chicago rail interchange. We transport products to destinations throughout North America, including to and from ports. We also participate in the movement of products from the U.S. to Canadian destinations, including chemicals originating in and around the Gulf Coast and destined to points in eastern Canada.

4.7.2.3 Automotive

Our automotive business represented approximately 7% of total freight revenues in 2013.

Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. We transport finished vehicles from U.S. and Canadian

2013 ANNUAL INFORMATION FORM                13

assembly plants to the Canadian marketplace, and to other markets throughout North America via major interchanges at Detroit, Chicago and Buffalo. We also move imported vehicles to retail markets in Canada and the U.S. Midwest. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada and in the U.S.

4.7.3 Intermodal

Our intermodal business accounted for approximately 22% of total freight revenues in 2013.

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

4.7.4 Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. Fuel surcharge revenue is earned on individual shipments; as such, our fuel surcharge revenue is a function of our freight volumes. The short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

4.7.5 Other Revenue

Other revenue is generated from leasing certain assets, switching fees, other arrangements including logistical services and contracts with passenger service operators.

4.7.6 Significant Customers

In the full year of 2013, 2012 and 2011 no one customer comprised more than 10% of total revenues and accounts receivable.

CANADIAN PACIFIC

4.8 Railway Performance

We focus on safety, train operation productivity, increasing network efficiency and improving asset utilization. The following table summarizes the effect of our Operating Plan based on industry-recognized performance indicators. Detailed definitions of the performance indicators listed below are included in Section 25, Glossary of Terms in the 2013 MD&A.

				% Change
For the year ended December 31(1)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011
Operations Performance
Freight gross ton-miles (“GTMs”) (millions)	267,629	254,354	247,995	5	3
Train miles (thousands)	37,817	40,270	40,145	(6)	–
Average train weight - excluding local traffic (tons)	7,573	6,709	6,593	13	2
Average train length - excluding local traffic (feet)(2)	6,530	5,981	5,860	9	2
Average terminal dwell (hours)(3)	7.1	7.5	8.9	(5)	(16)
Average train speed (mph)(4)	18.2	18.0	15.2	1	18
Locomotive productivity (daily average GTMs/active horse power (“HP”))	216.0	179.8	166.7	20	8
Fuel efficiency (U.S. gallons of locomotive fuel consumed /1,000 GTMs)(5)	1.06	1.15	1.18	(8)	(3)
Total employees (average)(6)(7)	15,011	16,999	16,097	(12)	6
Workforce (end of period)(8)	14,977	16,907	18,519	(11)	(9)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.69	1.55	1.85	9	(16)
FRA train accidents per million train-miles	1.78	1.67	1.88	7	(11)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.
(3)	Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.
(4)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.
(5)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(6)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(7)	2012 average number of employees has been adjusted for the strike.
(8)	Workforce is defined as total employees plus part time employees, contractors and consultants.

GTMs for 2013 were 267,629 million, which increased by 5% compared with 254,354 million in 2012. This increase was primarily due to higher traffic volumes in Industrial and consumer products and Grain partially offset by lower traffic volumes in Automotive and Intermodal and by the impact of volumes lost during the strike in the second quarter of 2012.

GTMs for 2012 were 254,354 million, which increased by 3% compared with 247,955 million in 2011. This increase was primarily due to higher traffic volumes in the Company’s Intermodal and Merchandise franchises. This increase was offset by a reduction in bulk shipments, and the impact of volumes lost during the strike in the second quarter.

Train miles for 2013 decreased by 6% compared with 2012, driven by increases in both train weights and lengths. This improvement was due to the

Company’s successful execution of the operating plan, partially offset by higher workload as measured by GTMs.

Train miles for 2012 were relatively flat compared with 2011, with higher workload offset by an increase in train weights. These changes were largely attributable to compressed train service transit schedules.

Average train weight increased in 2013 by 864 tons or 13% from 2012. Average train length increased in 2013 by 549 feet or 9% from 2012. Average train weight and train length benefited from increased workload moving in existing train service, ongoing network capacity and infrastructure investments and the successful execution of the Company’s operating plan, which allowed for the operation of longer and heavier trains.

Average train weight increased in 2012 by 116 tons or 2% from 2011. Average train length increased in

2013 ANNUAL INFORMATION FORM                15

2012 by 121 feet or 2% from 2011. Average train weight and train length increased slightly compared to the same period in 2011 primarily due to improvements in the second half of 2012. These improvements benefited from increased Merchandise and Intermodal workload moving in existing train service and the successful execution of the Company’s operating plan. Improvements to average train weight were further enabled by the siding extension strategy, which allowed for the operation of longer and heavier trains.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 5% in 2013 to 7.1 hours from 7.5 hours in 2012. This decrease was primarily due to a continued focus on increasing yard productivity, terminal redesign, and the successful execution of the Company’s operating plan.

Average terminal dwell, decreased by 16% in 2012 to 7.5 hours when compared to 8.9 in 2011. This decrease was primarily due to programs to improve asset velocity and storage of surplus cars.

Average train speed was 18.2 miles per hour in 2013, an increase of 1%, from 18.0 miles per hour in 2012. This increase was primarily due to improved asset velocity, decreased terminal dwell and successful execution of the Company’s operating plan. Speed improvements were partially offset by an increase in bulk commodities, which move at a slower average speed than intermodal and merchandise traffic.

Average train speed was 18.0 miles per hour in 2012, an increase of 18%, from 15.2 miles per hour in 2011. This increase was primarily due to increased volumes, traffic mix, supply chain pipeline issues and significant disruptions to train operations across the network due to unusually severe winter weather in 2011 and flooding in the first half of 2011 and 2012.

Locomotive productivity increased in 2013 by 20% from 2012. This improvement is primarily the result of increased asset velocity due to more efficient operations, improved fleet reliability, and the successful execution of the Company’s operating plan.

Locomotive productivity increased in 2012 by 8% from 2011. This increase was primarily due to improvements in network fluidity and the successful execution of the Company’s operating plan.

Fuel efficiency improved by 8% in 2013 compared to 2012. This improvement is primarily due to lower horsepower to ton ratios as a result of increased train weights and focus on the fuel conservation strategies of the Company’s operating plan.

Fuel efficiency improved by 3% in 2012 compared to 2011. This improvement was primarily due to improved operating conditions and the advancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives.

The average number of total employees for 2013 decreased by 1,988, or 12%, compared with 2012. This decrease was primarily due to job reductions as a result of continuing strong operational performance and natural attrition.

The average number of total employees for 2012 increased by 902, or 6%, compared with 2011. This increase was primarily due to additional hiring early in the year to address volume growth projections and anticipated attrition over future quarters, partially offset by job reductions in the latter half of the year, improvements in labour productivity and the impact of the strike, including temporary layoffs.

The workforce on December 31, 2013 decreased by 1,930, or 11%, compared with December 31, 2012. This decrease was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors. At our Investor Conference in New York on December 4-5, 2012, the Company outlined plans to reduce approximately 4,500 employee and/or contractor positions, from June 30, 2012 to 2016, through job reductions, natural attrition and reducing the number of contractors. The Company met the reduction target by the end of 2013.

The workforce on December 31, 2012 decreased by 1,612, or 9%, compared with December 31, 2011. This decrease was primarily due to job reductions in the latter half of the year as a result of improved operational performance, natural attrition and fewer contractors.

Safety is a key priority and core strategy for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

CANADIAN PACIFIC

The FRA personal injury rate per 200,000 employee-hours for CP was 1.69 in 2013, 1.55 in 2012 and 1.85 in 2011.

The FRA train accident rate for CP in 2013 was 1.78 accidents per million train-miles, compared with 1.67 in 2012 and 1.88 in 2011.

4.9 Franchise Investment

Franchise investment is an integral part of our multi-year capital program and supports our growth initiatives. Our annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals); locomotives; information technology (“IT”); and freight cars and other equipment. On an accrual basis, we invested approximately $3.6 billion in our core assets from 2011 to 2013, with annual capital spending over this period averaging approximately 20% of revenues. This included approximately $2.4 billion invested in track and roadway, $0.5 billion in rolling stock, $0.3 billion in other equipment, $0.3 billion in IT and $0.1 billion in buildings.

4.9.1 Locomotive Fleet

Our locomotive fleet is comprised largely of high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. Our locomotive fleet now includes 827 AC locomotives. While AC locomotives represent approximately 66.9% of our road-freight locomotive fleet, they handle approximately 89.6% of our workload. Our investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance. There was a reduction of the Company’s active locomotive fleet by 80 locomotives from Q1 to Q4 2013.

Following is a synopsis of our owned and leased locomotive fleet:

Number of Locomotives
(owned and long-term leased)	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total
0-5	91	20	70	–	181
6-10	319	–	–	–	319
11-15	234	–	–	–	234
16-20	183	–	–	–	183
Over 20	–	389	248	97	734
Total	827	409	318	97	1,651

4.9.2 Railcar Fleet

We own, lease or manage approximately 47,600 freight cars. Approximately 16,300 are owned by CP, approximately 6,400 are hopper cars owned by Canadian federal and provincial government agencies and approximately 7,400 are leased on a short-term basis and 17,500 are held under long-term leases. Short-term leases on approximately 4,100 cars are scheduled to expire during 2014, and the leases on approximately 13,500 additional cars are scheduled to expire before the end of 2018.

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

2013 ANNUAL INFORMATION FORM                17

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

4.11 Information Services

As a 24-hour-a-day, 7-day-a-week business, CP relies heavily on IT systems to schedule and manage planning and operational components safely and efficiently. IT applications map out complex interconnections of freight cars, locomotives, facilities, tracks and train crews to meet more than 10,000 individual customer service commitments every day. Across the network, CP’s suite of operating systems manages the overall movement of customers’ shipments and provides railway employees with reliable data on shipment performance, transit times, connections with other trains, train and yard capacities, and locomotive requirements. Within the yards, individual shipments are matched to freight car blocks, which in turn are matched to trains that are scheduled according to CP’s operating plan. Our IT applications provide the information needed to ensure that shipments are handled according to commercial agreements while meeting all regulatory requirements to ensure the safe movement of freight throughout North America.

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

The risks and our enterprise risk management are discussed in more detail in Section 21, Business Risks in the 2013 MD&A which is incorporated by reference herein.

4.13 Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Trust Fund, we have undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2013, we had not recorded a liability associated with this indemnification, as we do not expect to make any payments pertaining to it.

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

4.14 Safety

Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines. Detailed definition of the safety indicators discussed below is included in Section 25, Glossary of Terms in the 2013 MD&A.

CANADIAN PACIFIC

The FRA personal injury rate per 200,000 employee-hours for CP was 1.69 in 2013, compared with 1.55 in 2012 and 1.85 in 2011. The FRA train accident rate for CP in 2013 was 1.78 accidents per million train-miles, compared with 1.67 in 2012 and 1.88 in 2011. CP strives to continually improve its safety performance through our key strategies and activities such as training and technology.

Our senior leaders in operations provide ongoing focus, leadership, commitment and support for efforts to improve the safety of our operations as well as the safety and health of our employees. The leadership team includes all of our most senior representatives in operations from our senior officers to leaders of our different operation departments and is a key component of safety governance at CP. Our Safety Framework governs the safety management process, which involves more than 1,000 employees in planning and implementing safety-related activities. This management process, combined with planning that encompasses all operational functions, ensures a continuous and consistent focus on safety.

4.15 Environmental Protection

We have implemented a comprehensive Environmental Management System, which uses the five elements of the ISO 14001 standard – policy, planning, implementation and operation, checking and corrective action, and management review – as described below. Further details are discussed in Section 21, Business Risks of the 2013 MD&A.

4.15.1 Policy

We have adopted an Environmental Protection Policy and continue to develop and implement policies and procedures to address specific environmental issues and reduce environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.

We are a partner in Responsible Care©, an initiative of the Chemistry Industry Association of Canada and the American Chemistry Council (“ACC”) in the U.S., an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care© involves a public commitment to continually improve the industry’s environmental, health and safety performance. We completed our first Responsible Care© external verification in June 2002 and were granted “Responsible Care© practice-in-place” status. We were successfully re-verified in 2005, 2008 and again in October of 2012. The next re-verification is planned for 2015.

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

4.15.4 Environmental Contamination

We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over a period of approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. We currently estimate the remaining liability associated with these areas to be US$21 million.

4.15.5 Checking and Corrective Action

Our environmental audits comprehensively, systematically and regularly assess our facilities for compliance with legal and regulatory requirements and conformance to our policies, which are based on legal requirements and accepted industry standards. Audits are scheduled based on risk assessment for each facility and are led by third-party environmental audit specialists supported by our environmental staff.

2013 ANNUAL INFORMATION FORM                19

Audits are followed by a formal Corrective Action Planning process that ensures findings are addressed in a timely manner. Progress is monitored against completion targets and reported quarterly to senior management.

4.15.6 Management Review

The Environmental Accrual Lead Team, which includes members of our senior officers and leaders of our environmental teams, completes quarterly reviews of changes to and the progress of the Environmental Accrual program. Senior management leaders provide oversight of health, safety, security and environment issues on an ongoing basis throughout the year. The CP Board of Directors’ Safety, Operations and Environment Committee meets five times per year and provides oversight of environmental issues.

4.15.7 Expenditures

We spent $36 million in 2013 for environmental management, including amounts spent on ongoing operations, fuel conservation, capital upgrades and remediation. We spent approximately the same amount for environmental management in 2012.

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

4.17 Competitive Conditions

For a discussion of CP’s competitive conditions in which we operate, please refer to Section 21, Business Risks included in the 2013 MD&A, which are incorporated by reference herein.

CANADIAN PACIFIC

5. DIVIDENDS

5.1 Declared Dividends and Dividend Policy

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date
$0.3500	March 28, 2014	April 28, 2014
$0.3500	December 27, 2013	January 27, 2014
$0.3500	September 27, 2013	October 28, 2013
$0.3500	June 28, 2013	July 29, 2013
$0.3500	March 28, 2013	April 29, 2013
$0.3500	December 28, 2012	January 28, 2013
$0.3500	September 28, 2012	October 29, 2012
$0.3500	June 22, 2012	July 30, 2012
$0.3000	March 30, 2012	April 30, 2012
$0.3000	December 30, 2011	January 30, 2012
$0.3000	September 30, 2011	October 31, 2011
$0.3000	June 24, 2011	July 25, 2011
$0.2700	March 25, 2011	April 25, 2011

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

2013 ANNUAL INFORMATION FORM                21

6. CAPITAL STRUCTURE

6.1 Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2013, no first or second Preferred Shares had been issued.

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

CANADIAN PACIFIC

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

6.2 Security Ratings

The following information relating to the Company’s credit ratings is provided as it relates to the Company’s financing costs, liquidity and operations. Specifically, credit ratings affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing. Additionally, the ability of the Company to engage in certain collateralized business activities on a cost effective basis depends on the Company’s credit ratings. A reduction in the current rating on the Company’s debt by its rating agencies, particularly a downgrade below investment grade ratings, or a negative change in the Company’s ratings outlook could adversely affect the Company’s cost of financing and/or its access to sources of liquidity and capital. In addition, changes in credit ratings may affect the Company’s ability to, and/or the associated costs of: (i) entering into ordinary course derivative or hedging transactions and may require the Company to post additional collateral under certain of its contracts, and (ii) entering into and maintaining ordinary course contracts with customers and suppliers on acceptable terms and (iii) ability to self-insure certain leased or financed rolling stock assets as per common industry practice.

2013 ANNUAL INFORMATION FORM                23

The Company’s debt securities are rated by three approved rating organizations – Moody’s Investors Service, Inc. (“Moody’s”), Standard & Poor’s Corporation and Dominion Bond Rating Service Limited (“DBRS”). Currently, our securities are rated as Investment Grade, shown in the table below:

Approved Rating Organization	Long-Term Debt Rating
Moody’s Investors Service	Baa3
Standard & Poor’s Corporation	BBB-
Dominion Bond Rating Service	BBB(low)

As at December 31, 2013, the ratings provided by each of Standard & Poor’s Corporation, Moody’s and DBRS have a stable outlook. On January 30, 2014, Moody’s announced the Company’s senior unsecured rating is under review for possible upgrade which is expected to conclude within the next ninety days. On the same day, DBRS also reaffirmed CP’s Issuer Rating and the Unsecured Debentures and Medium-Term Notes ratings of “BBB(low)” with a change to positive trend.

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

In the last two years, the Company has paid the customary fees, including annual surveillance fees covering our long-term debt securities, to the aforementioned credit rating agencies for their rating services.

CANADIAN PACIFIC

The following table summarizes rating categories for respective rating agencies:

2013 ANNUAL INFORMATION FORM                25

7. MARKET FOR SECURITIES

7.1 Stock Exchange Listings

The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.

7.2 Trading Price and Volume

The following table provides the monthly trading information for our Common Shares on the Toronto Stock Exchange during 2013:

Toronto Stock Exchange Month	Opening Price per Share ($)	High Price per Share ($)	Low Price per Share ($)	Closing Price per Share ($)	Volume of Shares Traded
January	102.40	118.57	102.14	115.15	13,196,040
February	116.27	125.62	112.14	125.45	9,271,259
March	125.00	132.92	124.50	132.54	9,109,603
April	132.46	132.50	118.25	125.56	11,046,987
May	125.99	144.43	122.68	137.84	9,279,856
June	138.33	138.37	120.13	127.53	9,629,539
July	128.73	134.90	124.86	126.13	8,256,631
August	128.55	130.77	121.39	123.87	5,799,831
September	125.01	133.30	122.74	127.09	7,552,501
October	126.81	152.00	126.42	149.04	9,642,938
November	150.18	164.71	149.69	161.89	5,963,120
December	162.01	167.00	157.60	160.65	4,946,306

The following table provides the monthly composite trading information for our Common Shares on the New York Stock Exchange during 2013:

New York Stock Exchange Month	Opening Price per Share ($)	High Price per Share ($)	Low Price per Share ($)	Closing Price per Share ($)	Volume of Shares Traded
January	104.00	118.07	103.82	115.53	18,207,917
February	116.19	122.22	112.51	121.52	15,243,437
March	121.15	130.81	120.60	130.47	14,253,666
April	130.68	130.68	115.60	124.62	22,724,623
May	124.59	139.99	121.66	131.99	17,246,944
June	133.33	133.50	113.82	121.38	19,677,184
July	122.39	129.79	118.30	122.88	17,200,377
August	124.66	126.22	115.54	118.03	12,069,280
September	118.75	129.81	116.51	123.30	10,339,807
October	123.21	145.41	122.50	143.07	19,320,891
November	143.56	155.30	143.31	153.88	9,182,965
December	153.57	156.96	148.22	151.32	9,086,149

CANADIAN PACIFIC

8. DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.

8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within the Preceding Five Years (1)	Year of Annual Meeting at which Term of Office Expires (Director Since)
Paul G. Haggis	Chairman, Canadian Pacific Railway Company and	2014
Canmore, Alberta, Canada	Canadian Pacific Railway Limited	(2012)
William A. Ackman(3)(4)	Founder, Chief Executive Officer	2014
New York, New York, U.S.A.	Pershing Square Capital Management, L.P. (investment advisor)	(2012)
Gary F. Colter(2)(4)	President, CRS Inc. (corporate restructuring and	2014
Mississauga, Ontario, Canada	strategy consulting company)	(2012)
Isabelle Courville(2)(6)	Corporate Director	2014
Rosemere, Quebec, Canada		(2013)
E. Hunter Harrison(6)	Chief Executive Officer, Canadian Pacific Railway	2014
Wellington, Florida, U.S.A.	Company and Canadian Pacific Railway Limited	(2012)
Paul C. Hilal(4)(5)	Partner, Pershing Square Capital Management, L.P.	2014
New York, New York, U.S.A.	(investment advisor)	(2012)
Krystyna T. Hoeg, C.A. (3)(5)	Corporate Director	2014
Toronto, Ontario, Canada		(2007)
Richard C. Kelly (2)(4)	Retired Chairman and Chief Executive Officer,	2014
Denver, Colorado, U.S.A.	Xcel Energy Inc. (utility supplier of electric power and natural gas)	(2008)
Rebecca MacDonald(3)(5)	Founder, Executive Chair, Just Energy Group Inc.	2014
Toronto, Ontario, Canada	(independent marketer of deregulated gas and electricity)	(2012)
Dr. Anthony R. Melman(4)(6)	President and Chief Executive Officer, Acasta	2014
Toronto, Ontario, Canada	Capital (strategic and financial advisor)	(2012)
Linda J. Morgan (2)(6)	Partner, Nossaman LLP (law firm)	2014
Bethesda, Maryland, U.S.A.		(2006)
The Hon. Jim Prentice, P.C., Q.C.(3)(6)	Senior Executive Vice-President and Vice-Chairman	2014
Calgary, Alberta, Canada	Canadian Imperial Bank of Commerce (financial services)	(2013)
Andrew F. Reardon(5)(6)	Retired Chairman and Chief Executive Officer, TTX	2014
Marco Island, Florida, U.S.A.	Company (railcar leasing company)	(2013)
Stephen C. Tobias(3)(5)(6)	Former Vice-Chairman and Chief Operating Officer,	2014
Garnett, South Carolina, U.S.A.	Norfolk Southern Corporation (U.S. Class I railroad)	(2012)

(1)	P.G. Haggis has been Chairman of the Board of Alberta Enterprise Corporation since March 2009 and was Chairman of the Board of C.A. Bancorp Inc. from July 2011 to March 2013. I. Courville has been Chair of the Laurentian Bank of Canada since March 2013 and was President, Hydro Quebec Distribution from 2011 to 2013 and President, Hydro Quebec TransEnergie from 2007 to 2011. E.H. Harrison was President and Chief Executive Officer of Canadian National Railway from 2003 to 2009. R.C. Kelly was President of Xcel Energy Inc. from 2005 to 2009. L.J. Morgan was Partner from 2003 to 2012 at Covington & Burling LLP. J. Prentice held various ministerial positions in the Government of Canada from 2006 to 2011. A.F. Reardon was Chairman and Chief Executive Officer in 2008, President and Chief Executive Officer from 2001 to 2008 of TTX Company and attorney of Reardon and Chasar LLP from 2008 to 2011. S.C. Tobias was Vice-Chairman and Chief Operating Officer of Norfolk Southern Corporation from 1998 to 2009.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Finance Committee.
(5)	Member of the Management Resources and Compensation Committee.
(6)	Member of the Safety, Operations and Environment Committee.

2013 ANNUAL INFORMATION FORM                27

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

8.3 Senior Officers

As at March 5, 2014, the following were executive officers of CP:

Name and Municipality of Residence	Position Held	Principal Occupation Within the Preceding Five Years
E.H. Harrison Wellington, Florida, U.S.A.	Chief Executive Officer	Chief Executive Officer; President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chairman of the Board, Dynegy Inc.; Interim President and Chief Executive Officer, Dynegy Inc.; President and Chief Executive Officer, Canadian National Railway Company
K.E. Creel Chicago, Illinois, U.S.A.	President and Chief Operating Officer	President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer, Canadian National Railway Company; Executive Vice-President, Operations, Canadian National Railway Company
B.W. Demosky Calgary, Alberta, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chief Financial Officer, Suncor Energy Inc.; Senior Vice-President of Business Services, Suncor Energy Inc.
J. A. O’Hagan Calgary, Alberta, Canada	Executive Vice-President and Chief Marketing Officer	Executive Vice-President and Chief Marketing Officer; Senior Vice-President, Marketing and Sales and Chief Marketing Officer; Senior Vice-President, Strategy and Yield; Vice-President, Strategy and External Affairs, Canadian Pacific Railway Company and Canadian Pacific Railway Limited
P. J. Edwards Calgary, Alberta, Canada	Vice-President, Human Resources and Labour Relations	Vice-President, Human Resources and Labour Relations; Vice-President Human Resources, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Human Resources, Canadian National Railway Company
P. A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Chief Legal Officer and Corporate Secretary	Chief Legal Officer and Corporate Secretary; Vice-President, Law and Risk Management; Vice-President Law, Canadian Pacific Railway Company and Canadian Pacific Railway Limited
M. Redeker St. Albert, Alberta, Canada	Vice-President and Chief Information Officer	Vice-President and Chief Information Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chief Information Officer, ATB Financial; Chief Technology Officer, ATB Financial
M. Wallace Calgary, Alberta, Canada	Vice-President, Corporate Affairs and Chief of Staff	Vice-President, Corporate Affairs and Chief of Staff; Chief of Staff – Office of the President and CEO, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Client Partner, Longview Communications Inc.; Head of Investor Relations, Husky Injection Molding Systems Inc.; Assistant Vice-President Public Affairs, Canadian National Railway Company

8.4 Shareholdings of Directors and Officers

As at December 31, 2013, the directors and executive officers of CPRL owned or controlled a total of 17,367,748 shares representing approximately 9.90% of the outstanding shares at that date (175,451,268). Mr. Ackman exercises control over the voting and disposition of 17,159,888 of such shares which are beneficially owned by Pershing Square Capital Management, L.P. and its affiliates.

CANADIAN PACIFIC

9. LEGAL PROCEEDINGS

We are involved in various claims and litigation arising in the normal course of business. There are no significant legal proceedings currently in progress.

2013 ANNUAL INFORMATION FORM                29

10. TRANSFER AGENTS AND REGISTRARS

10.1 Transfer Agent

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CP’s Common Shares in Canada.

Computershare Trust Company NA, Denver, Colorado, serves as co-transfer agent and co-registrar for CP’s Common Shares in the U.S.

Requests for information should be directed to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario, Canada

M5J 2Y1

CANADIAN PACIFIC

11. INTERESTS OF EXPERTS

Deloitte LLP, Chartered Accountants, Calgary, Alberta, have issued their audit report dated March 5, 2014, in respect of the Company’s consolidated financial statements as at December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and is independent within the meaning of the applicable rules and regulations adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

2013 ANNUAL INFORMATION FORM                31

12. AUDIT COMMITTEE

12.1 Composition of the Audit Committee and Relevant Education and Experience

The following individuals comprise the entire membership of the Audit Committee (“the Committee”). Each member of the Committee has been determined by the Board to be independent and financially literate as defined under National Instrument 52-110 – Audit Committees.

G.F. Colter – Mr. Colter is the President of CRS Inc., a corporate restructuring, strategic and management consulting company, which he founded in 2002. Previously, Mr. Colter spent 34 years with KPMG Canada and its predecessor firm Peat Marwick, where he was a Partner for 27 years, holding various senior positions, including Vice Chairman of Financial Advisory Services and member of the Management Committee from 1989 to 1998. From 1998 to 2000, Mr. Colter was Global Managing Partner of Financial Advisory Services and a member of a then new International Executive Team for KPMG International. In 2002, he retired as Vice Chairman of KPMG Canada. Since 2002, Mr. Colter has been a director of Owens-Illinois Inc. In 2003, he joined the board of Canadian Imperial Bank of Commerce and in 2004 he joined the board of Core-Mark Holding Company, Inc. In 2005, he joined the board of Retirement Residences REIT, later known as Revera Inc. Mr. Colter has a B.A. (Honours) in Business Administration from the Ivey Business School of the University of Western Ontario, and is a Fellow Chartered Accountant.

I. Courville – Ms. Courville is a Corporate Director. From 2011 to 2013 she served as President of Hydro-Québec Distribution and from 2006 to 2011 she was President of Hydro-Québec TransÉnergie, both divisions of Hydro-Québec. Previously, she served as President of the Enterprise Group of Bell Canada and as President and Chief Executive Officer of Bell Nordiq Group (Télébec NorthernTel), a subsidiary of Bell Canada. Ms. Courville is currently Chair of the Board of Laurentian Bank of Canada, a director of Group TVA Inc. and a director of École Polytechnique de Montréal. Prior board memberships include Miranda Technologies Inc., Chamber of Commerce of Metropolitan Montreal, NPCC (Northeast Power Coordinating Council) and St. Justine Hospital Foundation. Ms. Courville holds a Bachelor’s degree in Engineering Physics from the École Polytechnique de Montréal and a Bachelor’s degree in Civil Law from McGill University.

R. C. Kelly – Mr. Kelly is the Retired Chairman and Chief Executive Officer of Xcel Energy Inc., a utility supplier of electric power and natural gas service in eight Western and Midwestern States. He held that position from September 2009 until retirement in September 2011. From December 2005 to September 2009 he was Chairman of the Board, President and Chief Executive Officer; from June to mid-December 2005 he served as President and Chief Executive Officer; and previous to that he served as Chief Financial Officer. Mr. Kelly is a director of Pacific Gas and Electric Corporation and is Chairman of the Board of Trustees, Regis University. Mr. Kelly earned both an M.B.A. and a Bachelor’s degree in accounting from Regis University.

L. J. Morgan – Ms. Morgan is a Partner at Nossaman LLP, a premier transportation infrastructure law firm based in the United States. Prior to joining Nossaman in September of 2011, she was a Partner at Covington & Burling LLP, a United States based international law firm, where she chaired its transportation and government affairs practices. She also serves on the Board of Visitors for the Georgetown University Law Center and the Business Advisory Committee for Northwestern University’s Transportation Center. Ms. Morgan was previously Chairman of the United States Surface Transportation Board, and its predecessor the Interstate Commerce Commission, from March 1995 to December 2002. Prior to joining the Interstate Commerce Commission, Ms. Morgan served as General Counsel to the Senate Committee on Commerce, Science and Transportation. She graduated from Vassar College with an A.B. and the Georgetown University Law Center with a J.D., and is an alumna of the Program for Senior Managers in Government at Harvard University’s John F. Kennedy School of Government.

12.2 Pre-Approval of Policies and Procedures

The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by our independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by our

CANADIAN PACIFIC

independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. Our Comptroller must submit to the Committee at least quarterly a report of all services performed or to be performed by our independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by our independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. Our independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of our independent auditors. Our Chief Internal Auditor monitors compliance with this policy.

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

2013 ANNUAL INFORMATION FORM                33

particular Director satisfies the requirements for membership on the Committee shall be affirmatively made by the full Board, upon recommendation from the Corporate Governance and Nominating Committee.

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

The Committee shall meet at regularly scheduled meetings at least once every quarter and shall meet at such other times during each year as it deems appropriate, and as part of such meetings, shall meet in executive session without management being present. In addition, the Chair of the Committee or the Chairman of the Board or any two of its other members may call a meeting of the Committee at any time.

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

CANADIAN PACIFIC

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

The Committee shall:

External Auditors’ Report on Annual Audit

a)	obtain and review annually prior to the completion of the external auditors’ annual

2013 ANNUAL INFORMATION FORM                35

audit of the year-end financial statements a report from the external auditors describing:

(i)	all critical accounting policies and practices to be used;

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

CANADIAN PACIFIC

interim Management’s Discussion and Analysis and the public release thereof by management;

Earnings Releases, Earnings Guidance

f)	review and discuss earnings press releases, including the use of “pro forma” or “adjusted” information determined other than in accordance with generally accepted accounting principles, and the disclosure by the Corporation of earnings guidance and other financial information to the public including analysts and rating agencies, it being understood that such discussions may, in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made) and be satisfied that adequate procedures are in place for the review of such public disclosures and periodically assess the adequacy of those procedures;

Material Litigation, Tax Assessments, Etc.

g)	review with management, the external auditors and, if necessary, legal counsel all legal and regulatory matters and litigation, claims or contingencies, including tax assessments, that could have a material effect upon the financial position of the Corporation, and the manner in which these matters may be, or have been, disclosed in the financial statements; and obtain reports from management and review with the Corporation’s chief legal officer, or appropriate delegates, the Corporation’s compliance with applicable legal and regulatory requirements;

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

Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law;

External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

External Auditors’ Independence

k)	review and discuss, at least annually (and prior to the engagement of any new external auditors), with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)	obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation;

(ii)	discussing with the external auditors any disclosed relationships or services

2013 ANNUAL INFORMATION FORM                37

that may affect the objectivity and independence of the external auditors; and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;

Policies Regarding Hiring of External Auditors’ Employees, Former Employees

l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;

Pre-Approval of Audit and Non-Audit Services Provided by External Auditors

m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for the non-audit services; provided however, that the Committee may delegate, to an independent member or members of the Committee, authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next scheduled meeting following the granting any pre-approvals granted pursuant to such delegated authority;

n)	review the external auditors’ annual audit plan (including scope, staffing, location, reliance on management and internal controls and audit approach);

o)	review the external auditors’ engagement letter;

Oversight of Internal Audit

p)	oversee the internal audit function by being directly responsible for the appointment or dismissal of the Chief Internal Auditor, who shall report directly to the Committee and administratively to the Chief Legal Officer and Corporate Secretary; afford the Chief Internal Auditor unrestricted access to the Committee; review the charter, activities, internal audit plan, organizational structure, and the skills and experience of the Internal Audit Department; discuss with management and the external auditors the competence, performance, resources, and cooperation of the internal auditors; and approve, after discussion with management and proper performance evaluation, the compensation of the Chief Internal Auditor;

q)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;

Internal Controls and Financial Reporting Processes

r)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

s)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which Directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

CEO and Chairman Expenses

t)	by its Chairman, approve the expense claims of the Chief Executive Officer and of the Chairman of the Board of Directors, and the Chairman shall, at least annually, provide a report to the Committee on such expense claims which report shall be reviewed and discussed;

CANADIAN PACIFIC

Complaints Processes

u)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

and review periodically with management and the internal auditors these procedures and any significant complaints received;

Separate Meetings with External Auditors, Internal Audit, Management

v)	meet separately with management, the external auditors and the internal auditors periodically to discuss matters of mutual interest, including any audit problems or difficulties and management’s response thereto, the responsibilities, budget and staffing of the Internal Audit Department and any matter that they recommend bringing to the attention of the full Board;

Enterprise Risk Management

w)	discuss risk assessment and risk management policies and processes to be implemented for the Corporation, review with management and the Corporation’s internal auditors the effectiveness and efficiency of such policies and processes and their compliance with other relevant policies of the Corporation, and make recommendations to the Board with respect to any outcomes, findings and issues arising in connection therewith;

x)	review management’s program to obtain appropriate insurance to mitigate risks;
y)	oversee risks that may have a material impact on the Corporation’s financial statements;

Tax

z)	review the Corporation’s tax status and monitor its approach to tax strategy that may have a material impact on the Corporation’s financial statements, including tax reserves and potential reassessments and audits;

Codes of Ethics

aa)	monitor compliance with the Corporation’s code of business ethics and the code of ethics applicable to the Chief Executive Officer and senior financial officers of the Corporation, as well as waivers from compliance therefrom, and ensure that any issues relating to financial governance which are identified by the Directors are raised with management;

Review of Terms of Reference

bb)	review and reassess the adequacy of these Terms of Reference annually or otherwise as it deems appropriate and recommend changes to the Board;

Other

cc)	perform such other activities, consistent with these Terms of Reference, the Corporation’s articles and by-laws and governing law, as the Committee or the Board deems appropriate; and

dd)	report regularly to the Board of Directors on the activities of the Committee.

November 27, 2013

2013 ANNUAL INFORMATION FORM                39

12.4 Audit and Non-Audit Fees and Services

Deloitte LLP (“Deloitte”) was appointed as the independent auditor of the Company in May 2011 for fiscal year 2011.

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee of the Company must pre-approve all audit and non-audit services to be provided by the independent auditors. Fees payable to Deloitte LLP for the years ended December 31, 2013, and December 31, 2012, totaled $2,213,000 and $2,166,100, respectively, as detailed in the following table:

	Year ended December 31, 2013	Year ended December 31, 2012
Audit Fees	$1,943,000	$2,090,300
Audit-Related Fees	228,500	27,500
Tax Fees	41,500	48,300
All Other Fees	–	–
TOTAL	$2,213,000	$2,166,100

The nature of the services provided under each of the categories indicated in the table is described below:

12.4.1 Audit Fees

Audit fees were for professional services rendered for the audit and interim reviews of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the independent registered public accounting firm on the effectiveness of internal controls over financial reporting, the audit or interim reviews of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; special attestation services as may be required by various government entities; access fees for technical accounting database resources; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. and Canadian accounting standards, securities regulations, and/or laws.

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

12.4.4 All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. There were no such services in 2013 or 2012.

CANADIAN PACIFIC

13. FORWARD-LOOKING INFORMATION

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

general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this AIF. These more specific factors are identified and discussed in Section 21, Business Risks and elsewhere in the 2013 MD&A.

2013 ANNUAL INFORMATION FORM                41

14. ADDITIONAL INFORMATION

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

Canadian Pacific

7550 Ogden Dale Road SE

Calgary Alberta

Canada T2C 4X9

www.cpr.ca

CP

CANADIAN PACIFIC 2013 ANNUAL REPORT

9360
9360

BUILDING VELOCITY

CP

CANADIAN PACIFIC 2013 ANNUAL REPORT

BUILDING VELOCITY

FINANCIAL HIGHLIGHTS

$ in millions, except per share data, or unless otherwise indicated	2013	2012	2011
Financial results
Revenues	$6,133	$5,695	$5,177
Operating income	1,420	949	967
Operating income, excluding significant items (1)(2)	1,844	1,309	967
Net income	875	484	570
Income, excluding significant items (1)(2)	1,132	753	538
Diluted earnings per share	4.96	2.79	3.34
Diluted earnings per share, excluding significant items (1)(2)	6.42	4.34	3.15
Dividend declared per share	1.4000	1.3500	1.1700
Additions to properties	1,236	1,148	1,104

Financial position
Total assets	17,060	14,727	14,110
Long-term debt, including current portion	4,876	4,690	4,745
Shareholders’ equity	7,097	5,097	4,649

Financial ratios (%)
Operating ratio	76.8	83.3	81.3
Operating ratio, excluding significant items (1)(2)	69.9	77.0	81.3
Debt-to-total capitalization	40.7	47.9	50.7

(1)	These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures are described further and reconciled to the most directly comparable GAAP measure in Section 15 Non-GAAP Measures of our Management’s Discussion and Analysis included within this Annual Report.
(2)	Significant items in 2013 were: an asset impairment charge and accruals for future costs totalling $435 million ($257 million after tax) relating to the anticipated sale of DM&E West, a recovery of $7 million ($5 million after tax) for our 2012 labour restructuring initiative, management transition costs related to the change of our Chief Financial Officer totalling $5 million ($4 million after tax), an income tax expense of $7 million as a result of the change in British Columbia’s corporate income tax rate, and US$9 million (US$6 million after tax) from the favourable settlement of certain management transition amounts which had been subject to legal proceedings. Significant items in 2012 were: an impairment of the Powder River Basin and another investment of $185 million ($111 million after tax), an impairment charge of certain locomotives of $80 million ($59 million after tax), a labour restructuring charge of $53 million ($39 million after tax), management transition costs of $42 million ($29 million after tax), advisory fees related to shareholder matters of $27 million ($20 million after tax) and an income tax expense of $11 million as a result of the increase in the Ontario corporate income tax rate. Significant items in 2011 were: advisory fees related to shareholder matters of $6 million ($5 million after tax) and the $37 million income tax benefit from the resolution of certain income tax matters.

GREAT YEAR. **RECORD** YEAR. **HISTORIC** YEAR.

What's Next?

GREAT YEAR. RECORD YEAR. HISTORIC YEAR.

What’s Next?

2013 ANNUAL REPORT	1

CATHY MOHER

MORE

Cathy Moher
Trainmaster Yard, Toronto

MORE

Cathy Moher

Trainmaster Yard, Toronto

2	2013 ANNUAL REPORT

VELOCITY.

With a highly successful 2013, we’re beginning to build velocity at CP – more velocity in the pace of change and progress. More velocity in our network and in our results. More velocity toward our goal of taking over the industry lead.

2013 ANNUAL REPORT	3

Rande Ashley

Roadmaster, Calgary

MORE

4	2013 ANNUAL REPORT

with LESS.

A leaner fleet, infrastructure and workforce, working harder to deliver more. This is the key concept behind what we’re doing at CP. It’s coming to life with increasing speed, and it’s opening a whole new world of possibility and potential for profitable growth.

2013 ANNUAL REPORT	5

MORE

Jagjit Singhsadiura, Terry Inhestern and Noel Borras

Power Engineers, Ogden Powerhouse

6	2013 ANNUAL REPORT

RESULTS.

The results thus far are both remarkable and gratifying. We’re ahead of plan by almost every measure, and we’ve rewarded our shareholders for their confidence in us.

The velocity of change is delivering increasing speed in reaching our goals. And there’s more to come.

2013 ANNUAL REPORT	7

A MESSAGE FROM CEO E . HUNTER HARRISON

E. Hunter Harrison Chief Executive Officer and Keith Creel President and Chief Operating Officer

DEAR SHAREHOLDERS:

We’ve achieved record results in record time, and we’re still picking up speed. Our folks are doing a great job across the board, making even better progress than I’d hoped to achieve by this point. I’m very proud of them. I believe this is the start of a long run of success, driven by doing the right things.

No doubt about it, we’ve proved some people wrong. Some said we had no credible plan. Others said we had geographic challenges that could not be overcome. Quite a few said our goal of reaching an operating ratio of 65 by 2016 was unrealistic and unachievable.

Well, the skeptics got one thing right—they said what we sought to do had never been accomplished by any railway team in history. The pace of our improvement so far has indeed been historic. We’re a year to a year and a half ahead of plan across just about every measure, and CP stock appreciation and market cap growth have been unprecedented.

Record financial results

We reported record revenues of $6.1 billion in 2013, up 8 per cent over 2012 results. Adjusted net income was $1.1 billion, or $6.42 per diluted share, which was a 48 per cent improvement versus 2012 performance. We improved our adjusted operating ratio by 710 basis points to 69.9 for 2013, an all-time record for CP.

We generated $530 million in free cash flow, a big jump from the $93 million we reported in 2012. Strong cash flow gives our management team maximum flexibility for strategies to invest in our business and deliver returns to our investors. We are in the midst of considering the right strategic mix for cash deployment going forward.

Building velocity

We continued to build forward momentum in creating the kind of railroad I envisioned when I took this job. We’re driving longer trains, which means fewer train starts, faster network velocity and better service at lower cost. The progress we made in this area contributed to dramatic improvement in fuel efficiency, train weight, car velocity and locomotive productivity, all of which are on or ahead of schedule to reach our 2016 goals.

To support this strategy, we have been investing in longer sidings across the network, many of which came on line in late 2013, and we have plans to install more sidings in 2014. This will enable continued improvements in train length, weight, velocity and productivity over the long term.

8	2013 ANNUAL REPORT

Our 2013 safety performance came in just short of last year’s record numbers. While that’s encouraging, it’s not good enough. Safety is critical to our people, our communities, our company and our industry. We’re investing in technology and focusing on culture to drive meaningful improvement in this area.

More to come

When we have such dramatic success in the beginning, people have a tendency to think the run is over, or close to it. It’s an attitude we’ve fought in each turnaround I’ve been a part of. But if you take a look at my history, you’ll never see a point where we said, “That’s it. It’s time to take a break and rest on our laurels.”

We’re not resting. We’re pushing forward, staying focused on the Foundations of railroading—service, cost, assets, safety and people—and working to get better in each area. We are now confident that we can reach an operating ratio of 65 or better in 2014, two years ahead of plan. More important, we’re starting to get the credibility we need to convert our superior service offering into profitable revenue growth.

Great people, great future

I like to think I’m a pretty good railroader. I can see what needs to be done and I can put together a solid plan, but if I don’t have people around me who can execute, we’re not going to be successful. In a relatively short time, we have assembled a stellar team of motivated, highly committed railroaders. And they are getting it done.

This is the important thing to understand: What we’re building here is not a flash in the pan. It’s not done with tricks or smoke and mirrors. The things we’re doing today and what we’re teaching our people will serve this company and its investors for years to come.

Our focus going forward will be on controlled, sustainable, profitable growth. At the same time, we’re going to be as aggressive as we’ve always been in our efforts to control our costs and keep people safe. I know from experience that when we do that, good things happen.

Thanks for staying on this train. We’re going to keep it moving forward with ever-increasing velocity.

Sincerely,

E. Hunter Harrison

Chief Executive Officer

Canadian Pacific Railway Limited

2013 ANNUAL REPORT	9

10	2013 ANNUAL REPORT

VELOCITY in PROGRESS.

The pace of improvement is continuing at CP across the Foundations, the five fundamental principles of successful railroading: Provide great service, control costs, optimize assets, operate safely and develop people. We’re making solid progress, but there is still plenty of potential ahead.

2013 ANNUAL REPORT	11

Whiteboarding is a collaborative visual process we’re using to drive innovation and improvement across CP.

Total revenue 6.1 Billion$

company Record.

Faster

COAL transit times

Calgary to Van:

10.5 hrs faster

Velocity Speed

LONGER, HEAVIER trains

Regina intermodal facility

move / expansion.

T.O.

Toronto to Calgary-22.5 hrs. faster

KtS Potash Deal.

EXCEEDS expectations

SERVICE

Progress With improved speed and consistency of service, we increased our focus on quality of revenue and building credibility in the marketplace in 2013. We’re looking to convert the quality of our service into competitive advantage in higher-value, higher-margin businesses while we work to continue to translate efficiency into share growth in bulk.

DOMESTIC INTERMODAL

Domestic intermodal is a key focus for CP because of the value customers place on speed and consistency of service. With improvements in transit time between Toronto and Calgary of 27 per cent and between Calgary and Vancouver of 22 per cent, CP now has a transportation product that is second to none in the industry.

MERCHANDISE

We are working to leverage our network strengths and service performance to solidify CP’s position in key segments such as steel, chemicals, plastics, aggregates and forest products. We’re leveraging our new Wisconsin facilities to grow the frac sand business and investing incrementally for controlled growth in crude-by-rail volumes.

BULK

In our bulk business, improvements in asset velocity and efficiency are creating opportunities for CP to move more product with fewer cars, reduce customer down time and increase loading capacity – our objective is to convert performance into margin expansion and market share gains.

12	2013 ANNUAL REPORT

Geoff Bostan

Junior Mechanic, Coquitlam

We’re focusing our efforts on winning new business where customers value – and will pay for – great service.

Potential We expect to see increasing higher-value business opportunities as we continue to improve the quality of our service. Progress and performance to date have been in a less-than-robust economy – whether conditions improve or not, CP’s ability to deliver fast, reliable rail transportation will open up new avenues for quality revenue growth.

Don Brosseau

Superintendent, Operations Saskatchewan South

2013 ANNUAL REPORT	13

At CP, cost reduction goes beyond saving money; it is focused on areas that enhance performance and service quality.

69.9% operating ratio. – HISTORIC Year

Moved Corporate head office to OGDEN YARD

Saving $20 million in leasing costs

Reduced fleet:

4500

Workforce Reductions.

-Rationalization of low-margin business.

COST

Progress CP continued to streamline its asset base in 2013, operating with significantly fewer locomotives and more than 10,000 fewer railcars than in 2011. Changes in yard processes and train design focused on simplicity and efficiency; a companywide “war on bureaucracy” reduced outsourcing and eliminated wasteful practices.

OPERATING FOCUS

WHITEBOARDING TO IMPROVE

COLLABORATING TO WIN

CP is continuing to drive an operating focus through the organization. From successfully relocating headquarters from a downtown Calgary corporate office building to the company’s Ogden Rail Yard, to investing to streamline the rail network, CP is attacking costs and building a company of railroaders.

CEO Hunter Harrison and President/COO Keith Creel conducted “whiteboard” brainstorming sessions throughout the company in 2013, with local personnel mapping out yard operations on dry-erase boards to visualize and identify opportunities for improvement. Sessions identified more than $100 million of annual savings opportunities.

Whiteboarding is one way CP is building a collaborative culture – direct interaction among top management, track-and-engine people and service design specialists provides a mechanism for productively questioning the status quo, developing innovative ideas and establishing clear roles for execution.

14	2013 ANNUAL REPORT

Michael Plue

Yard Foreperson, Sudbury

Through whiteboarding alone, we have identified more than $100 million in cost savings in our rail operations. We’re not finished.

Potential There is no shortage of opportunities across the network to improve operational efficiency and drive out costs. A strategic emphasis on continuous improvement and an aggressive, ongoing focus on productivity in every corner of the business will bear fruit for years to come.

Dion Miller

Conductor

Max, North Dakota

2013 ANNUAL REPORT	15

A fundamental drive here is to make fewer assets work harder for our company and our customers.

The benefits? Huge.

$350 million in efficiencies.

RT.Ms carloads

G.T.Ms Dwell

Double Subdivision Runs

$80 million in fuel savings

fleet rationalization:

generating $millions

scrap

saving $millions

ASSETS

Progress The key to success is doing more with less. After dramatic yard rationalization initiatives in 2012, CP drove significant improvements in train length and weight, locomotive productivity, car velocity and fuel efficiency despite severe weather challenges late in 2013.

TRACK/REAL ESTATE

As we invest to extend sidings, we are carefully assessing the entire network for other opportunities to optimize track infrastructure for velocity, cost efficiency and alignment with growth initiatives. Meanwhile, a comprehensive process is underway to inventory an estimated $2 billion in non-core real estate assets for monetization over the next several years.

LOCOMOTIVE/CAR FLEET

Longer trains are the centrepiece of the operating plan. Our focus in this area delivered significant results in 2013: 13 per cent increase in train weight; train lengths up by 9 per cent, fuel efficiency improved by 8 per cent; locomotive productivity (GTM/active horsepower) up by 20 per cent. All are on track to meet or exceed 2016 targets.

WORKFORCE

Projected workforce reductions – 4,500 by 2016 – were achieved in the first 18 months, largely through selective hiring freezes and natural attrition. Current initiatives such as the overhaul of CP information systems are building best-in-class in-house capabilities while potentially streamlining the workforce even further through elimination of contract positions.

16	2013 ANNUAL REPORT

We’re continuing to optimize our fleet and infrastructure to support performance and profitable growth.

Potential Our yards and corridors are capable of more. We’re driving productivity and speed improvements with a focus on siding capacity and yard infrastructure. We’re investing to bring 11 additional sidings on line by year-end 2014; we’re continuing to use whiteboarding as a tool for honing yard operations.

Damien Whalen

Assistant Trainmaster, Operations Eastern Region London, Ontario

2013 ANNUAL REPORT	17

Safety is a key priority that demands continuous improvement. We’re aggressively pursuing breakthrough progress.

on reduced injuries

FRA reportable

Personal Injury

FRA-reportable

Train Accident

es Training

senior

ops employees.

81 miles

of C.T.C

installed.

Company-wide

SAFETY

REVIEW

over 100

emergency-

preparedness

meetings with

communities

SAFETY

Progress CP has long been an industry leader in rail safety. We are more focused on safety than ever, committed to protecting our people, our communities, our environment and our customers’ goods. The key is culture, built upon a shared set of priorities and behaviours centred on operating safely across our business.

A CULTURE OF ACCOUNTABILITY

CEO Hunter Harrison puts it simply: “Don’t get anybody hurt.” Safety is one of the five Foundations of successful railroading, and it starts with knowing and following the rules. In addition to increased safety inspections and internal awareness campaigns, CP general managers are being required to pass examinations on rules and regulations. The message: We are all accountable.

A HARD LOOK IN THE MIRROR

In late 2013, CP began a comprehensive companywide review and analysis of attitudes and behaviours, policies and procedures, circumstances related to past incidents, customer perspectives – everything that impacts safety – in order to develop an unvarnished view of our strengths and weaknesses, and identify best practices as well as gaps to be addressed.

The person in charge of the review will report directly to our president and COO. We will use the findings to guide future improvement strategies and initiatives across CP under the watchful eye of our CEO.

18	2013 ANNUAL REPORT

Michel Legace

Heavy Duty Mechanic, Calgary

Safety is more than numbers. We’re intensifying our efforts to build a culture of safety across the organization.

Potential No matter how exemplary a company’s performance is in the area of safety, there is always a mandate to improve. Because regardless of a railroad’s safety numbers or ranking, even one derailment, injury or fatality is one too many.

Brian Jones

Track Maintenance Section Truck Driver Central Canada

2013 ANNUAL REPORT	19

We’re building the best team in railroading – people are the true engine that will help CP take the industry lead.

ONGOING

CONDUCTOR TRAINING

for MGMT. employees.

leadership

- President + COO Keith Creel (February)

- New C.F.O.

- senior Ops

Transformational Pace of Change

nter-Harrison-led

leadership+

training

sessions.

Rewarding People for outstanding Results

Journey far from Complete.

PEOPLE

Progress People are the power behind sustainable long-term performance. CP is working to retain and attract the right people to create a lean workforce of railroaders who are motivated and aligned with the new operating plan – talented, team-oriented individuals who do more than embrace change. They drive it.

A DEEPER BENCH

Through internal promotions and recruiting experienced executives from outside the company, CP has assembled an upper- and mid-level management team that brings renewed passion and fresh perspectives to create a new industry leader. People drive performance, and we are putting the right people in place to get it done.

A TEACHING EMPHASIS

Our CEO is a teacher, an expert railroader who believes in passing on his knowledge through direct interaction. His CEO-led whiteboarding sessions, yard visits, impromptu phone calls and offsite training “camps” for managers are proven techniques for empowering people to advance performance improvement and culture change across the organization.

A NEW SALES FOCUS

We have reorganized our sales and marketing organization to create incentives for developing new business that supports profitable growth. Through breakthrough operational improvements, we are developing a differentiated product. Our goal is to encourage active, aggressive efforts to take that product to the marketplace.

20	2013 ANNUAL REPORT

Jerome Pawlak

Conductor, Calgary

We’re working to develop the kind of people we want: passionate about railroading, hungry for success, driven to achieve.

Potential Boiled down to its essence, CP potential is human potential. When we put the right people in the right positions and give them what they need to succeed, there is no limit to what we can achieve as a company.

Dan Sewell

GM Operations Pacific Division

2013 ANNUAL REPORT	21

This is CP:

BULK

GRAIN

Grain transported by CP consists of whole grains such as wheat, corn, soybeans and canola, and processed products such as meals, oils and flour. Canadian grain products are transported primarily to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products are shipped from the U.S. Midwest to other points in the Midwest, the Pacific Northwest and the northeastern United States.

FERTILIZERS & SULPHUR

Fertilizers and sulphur include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C., and Portland, Oregon, and to other Canadian and U.S. destinations.

COAL

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern B.C. to the ports of Vancouver, B.C., and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest or for export through West Coast ports.

MERCHANDISE

FOREST PRODUCTS

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America.

INDUSTRIAL & CONSUMER PRODUCTS

Industrial and consumer products include chemicals, plastics, aggregates, steel, minerals, ethanol and other energy-related products other than coal, shipped throughout North America.

AUTOMOTIVE

Automotive traffic includes domestic, import and pre-owned vehicles as well as automotive parts. Finished vehicles move from U.S. and Canadian assembly plants to the Canadian marketplace and to other markets throughout North America via interchanges at Detroit, Chicago and Buffalo.

INTERMODAL

DOMESTIC

Our domestic intermodal business consists primarily of the movement of manufactured consumer products in containers within North America.

INTERNATIONAL

The international intermodal business handles the movement of marine containers between ports in Vancouver, Montreal, New York and Philadelphia as well as inland ports across North America.

22	2013 ANNUAL REPORT

STRONG, BALANCED, RELEVANT.

EDMONTON
LLOYDMINSTER
SASKATOON
CALGARY
REGINA
WINNIPEG
VANCOUVER
KINGSGATE
COUTTS
THUNDER BAY
SUDBURY
MONTREAL
DULUTH
MINNEAPOLIS/
ST. PAUL
TORONTO
ALBANY
MILWAUKEE
BUFFALO
DETROIT
NEW YORK
CHICAGO
PHILADELPHIA
KANSAS CITY
CANADIAN PACIFIC
PRINCIPAL HAULAGE OR
TRACKAGE RIGHTS

STRONG,

BALANCED,

RELEVANT.

EDMONTON

LLOYDMINSTER

CALGARY

SASKATOON

REGINA

WINNIPEG

VANCOUVER

KINGSGATE

THUNDER BAY

COUTTS

SUDBURY

MONTREAL

DULUTH

MINNEAPOLIS/ST. PAUL

TORONTO

ALBANY

MILWAUKEE

BUFFALO

DETROIT

NEW YORK

CHICAGO

PHILADELPHIA

CANADIAN PACIFIC

KANSAS CITY

PRINCIPAL HAULAGE OR TRACKAGE RIGHTS

2013 ANNUAL REPORT	23

VELOCITY

is BUILDING.

Some people look at the dramatic progress we’ve

made and can’t imagine we can keep up this pace of

improvement. In a tough, asset-intensive, highly

competitive industry and an unpredictable global and

North American economy, they wonder about “runway.”

Those people don’t know us. We’re following a proven

plan to build a new, high-performance CP, and we’re

moving with increasing velocity. Believe it.

There’s more to come.

24	2013 ANNUAL REPORT

2013 FINANCIALS

CP

CANADIAN PACIFIC

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2013 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 15, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

March 5, 2014

In this MD&A, “our”, “us”, “we”, “CP”, “Canadian Pacific” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 25, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for 2013 and 2012 are against the results for 2012 and 2011, respectively. Unless otherwise indicated, all comparisons of results for the fourth quarter of 2013 are against the results for the fourth quarter of 2012.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. We provide rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the U.S. and into Mexico. We transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier. This plan is centred on five key foundations, which are the Company’s performance drivers.

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

Optimize Assets: Through longer sidings, improved asset utilization, and increased train lengths, the Company is moving increased volumes with fewer locomotives and cars while unlocking capacity for future growth potential.

26	2013 ANNUAL REPORT

CANADIAN PACIFIC

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

Develop People: CP recognizes that none of the other foundations can be achieved without its people. Every CP employee is a railroader and the Company is shaping a new culture focused on a passion for service with integrity in everything it does. Coaching and mentoring managers into becoming leaders will help drive CP forward.

3. FORWARD-LOOKING INFORMATION

This MD&A contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to statements concerning our defined benefit pension expectations for 2014 and 2015, our financial expectations for 2014, as well as statements concerning our operations, anticipated financial performance, business prospects and strategies, as well as statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

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

By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

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

Financial Assumptions

Defined benefit pension expectations

Defined benefit pension contributions are currently estimated to be between $90 million and $110 million in each year to 2016. This contribution level reflects the Company’s intentions with respect to the rate at which we apply the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension credits for 2014 and 2015 are expected to be approximately $50 million for each year. These pension contributions and pension expense and pension income estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 22, Critical Accounting Estimates.

Financial expectations for 2014

The Company expects revenue growth to be 6-7%, operating ratio of 65% or lower and diluted earnings per share (“EPS”) growth to be 30% or greater from 2013 annual diluted EPS, excluding significant items, of $6.42, discussed further in Section 15, Non-GAAP Measures. CP plans to spend approximately $1.2 to $1.3 billion on capital programs in 2014, discussed further in Section 14, Liquidity and Capital Resources. Key assumptions for full year 2014 financial expectations include:

☐	an average fuel cost per gallon of US$3.50 per U.S. gallon;

☐	defined benefit pension credit of approximately $50 million;

☐	Canadian to U.S. dollar exchange rate of 1.05; and

☐	an income tax rate of 28% discussed further in Section 10, Other Income Statement Items and Section 15, Non-GAAP Measures.

Undue reliance should not be placed on these assumptions and other forward-looking information.

2013 ANNUAL REPORT	27

CANADIAN PACIFIC

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

5. FINANCIAL HIGHLIGHTS

For the year ended December 31 (in millions, except percentages and per share data)	2013	2012	2011

Revenues	$6,133	$5,695	$5,177
Operating income	1,420	949	967
Operating income, excluding significant items(1)(5)	1,844	1,309	967
Net income	875	484	570

Basic earnings per share	5.00	2.82	3.37
Diluted earnings per share	4.96	2.79	3.34
Diluted earnings per share, excluding significant items(1)(5)	6.42	4.34	3.15
Dividends declared per share	1.4000	1.3500	1.1700

Return on capital employed (“ROCE”)(2)	9.5%	6.9%	7.4%
Operating ratio	76.8%	83.3%	81.3%
Operating ratio, excluding significant items(1)(5)	69.9%	77.0%	81.3%

Free cash(1)(3)	530	93	(724)
Voluntary prepayments to the main Canadian defined benefit pension plan (included in Free cash above)	–	–	(600)

Total assets at December 31	17,060	14,727	14,110
Total long-term financial liabilities at December 31(4)	4,784	4,735	4,812

Diluted EPS ($)	Diluted EPS, excluding significant items ($)(1)	Operating ratio (%)	Operating ratio, excluding significant items (%)(1)

(1) This measure has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. These earnings measures and significant items are discussed further in Section 15, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position in Section 14, Liquidity and Capital Resources.

(2) ROCE is defined as earnings before interest and taxes, divided by the average for the year of total assets, less current liabilities, as measured under GAAP and it is discussed further in Section 15, Non-GAAP Measures.

(3) Includes $600 million voluntary prepayments to the Company’s main Canadian defined benefit pension plan in 2011, discussed further in Section 22, Critical Accounting Estimates.

(4) Total long-term financial liabilities excludes: deferred taxes of $2,903 million, $2,092 million and $1,819 million, and other non-financial long-term liabilities of $898 million, $1,573 million and $1,620 million for the years 2013, 2012 and 2011 respectively.

(5) Significant items are discussed further in Section 15, Non-GAAP Measures.

28	2013 ANNUAL REPORT

CANADIAN PACIFIC

6. OPERATING RESULTS

Income

Operating income was $1,420 million in 2013, an increase of $471 million, or 50%, from $949 million in 2012. This increase was primarily due to:

☐	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;

☐	increased volumes of traffic, as measured by revenue ton-miles (“RTMs”), generating higher freight revenue;

☐	higher freight rates;

☐	the net impact of the strike in the second quarter of 2012;

☐	lower labour restructuring charges in 2013 and associated experience gains in 2013;

☐	lower management transition costs and a favourable litigation settlement related to management transition in 2013; and

☐	the favourable impact of the change in foreign exchange (“FX”).

This increase was partially offset by:

☐

a higher asset impairment charge in 2013 due to the anticipated sale of a portion of Dakota, Minnesota & Eastern (“DM&E”) line west of Tracy, Minnesota compared to the impairment of various assets in 2012, discussed further in Section 9, Operating Expenses;

☐	higher volume variable expenses as a result of an increase in workload;

☐	higher incentive and stock-based compensation expenses;

☐	wage and benefits inflation; and

☐	higher depreciation and amortization expenses due to higher depreciable assets as a result of our capital program.

Operating income was $949 million in 2012, a decrease of $18 million, or 2%, from $967 million in 2011. This decrease was primarily due to:

☐	asset impairment and labour restructuring charges of $318 million;

☐	higher volume variable expenses;

☐	higher incentive and stock-based compensation expenses;

☐	the net impact of the strike in the second quarter;

☐	higher depreciation and amortization expenses; and

☐	management transition costs of $42 million, reflected in Compensation and benefits and Purchased services and other.

This decrease was partially offset by:

☐	increased volumes of traffic, generating higher freight revenue;

☐	efficiency savings derived from improved operating performance, asset utilization and improved operating conditions;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

☐	higher freight rates; and

☐	the favourable impact of the change in FX.

Net income was $875 million in 2013, an increase of $391 million, or 81%, from $484 million in 2012. This increase was primarily due to higher Operating income and a decrease in Other income and charges due to advisory fees related to shareholder matters in 2012 and was partially offset by higher Income tax expenses due to the impact of higher earnings.

Net income was $484 million in 2012, a decrease of $86 million, or 15%, from $570 million in 2011. This decrease was primarily due to:

☐	an increase in income tax expense primarily due to the impact of a tax recovery in the fourth quarter of 2011 of $37 million from the resolution of certain income tax items;

☐	an increase in net interest expense due to new debt issuances in 2011;

☐	an increase in Other income and charges due to advisory fees related to shareholder matters; and

☐	lower Operating income.

2013 ANNUAL REPORT	29

CANADIAN PACIFIC

Diluted Earnings per Share

Diluted EPS was $4.96 in 2013, an increase of $2.17, or 78% from $2.79 in 2012. Excluding the five significant items totalling $1.46 per share, discussed further in Section 15, Non-GAAP Measures, Diluted EPS, excluding significant items, was $6.42 in 2013, an increase of $2.08, or 48%, from $4.34 in 2012. These increases were primarily due to higher Net income.

Diluted EPS was $2.79 in 2012, a decrease of $0.55, or 16% from $3.34 in 2011. This decrease was primarily due to lower Net income. Diluted EPS for 2012 included a $1.55 per share charge for labour restructuring and asset impairment, discussed further in Section 9, Operating Expenses, advisory costs due to shareholder matters, management transition costs and Ontario corporate tax rate change, discussed further in Section 15, Non-GAAP Measures. Diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was $4.34 in 2012, an increase of $1.19, or 38%, from $3.15 in 2011. This increase was primarily due to higher Operating income, excluding significant items, discussed further in Section 15, Non-GAAP Measures.

Diluted EPS, excluding significant items, and Operating income, excluding significant items, have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. Our operating ratio was 76.8% in 2013, a decrease from 83.3% in 2012. This improvement was primarily due to efficiency savings, increased volumes of traffic and higher freight rates partially offset by a higher asset impairment charge.

The operating ratio, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was 69.9% in 2013, a decrease from 77.0% in 2012. This improvement was primarily due to an increase in efficiency savings, increased volumes of traffic and higher freight rates.

Our operating ratio was 83.3% in 2012, an increase from 81.3% in 2011. The increase was primarily due to asset impairment and labour restructuring charges and management transition costs, which negatively impacted operating ratio by 630 basis points. The operating ratio, excluding significant items was 77.0% in 2012, a decrease from 81.3% in 2011. This improvement was primarily due to an increase in volumes of traffic and efficiency savings derived from improved operating performance, asset utilization and improved operating conditions.

Operating ratio, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, is unlikely to be comparable to similar measures presented by other companies.

Return on Capital Employed

The calculation of ROCE utilizes Earnings Before Interest and Taxes (“EBIT”) on a rolling twelve month basis. ROCE was 9.5% at December 31, 2013, compared with 6.9% in 2012. This improvement was primarily due to higher earnings partially offset by a higher asset impairment charge. Excluding the significant items in 2013 and 2012 from EBIT, Adjusted ROCE was 12.4% at December 31, 2013, compared with 9.8% in 2012. This improvement was primarily due to higher earnings.

ROCE was 6.9% at December 31, 2012, compared with 7.4% in 2011. The decrease in 2012 and 2011 was primarily due to lower earnings. Excluding the significant items from EBIT, Adjusted ROCE was 9.8% at December 31, 2012, compared with 7.5% in 2011.

ROCE, Adjusted ROCE, EBIT and Adjusted EBIT and significant items are discussed further in Section 15, Non-GAAP Measures.

Calculation of Adjusted ROCE

(in millions)	2013	2012	2011

EBIT for the year ended December 31(1)	$1,403	$912	$949

Adjusted EBIT for the year ended December 31(1)	$1,827	$1,299	$955

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$14,711	$13,251	$12,809

ROCE(1)	9.5%	6.9%	7.4%

Adjusted ROCE(1)(2)	12.4%	9.8%	7.5%

(1) EBIT, Adjusted EBIT, ROCE and Adjusted ROCE have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures are discussed further in Section 15, Non-GAAP Measures.

(2) Adjusted ROCE is defined as Adjusted EBIT divided by the average for twelve months of Total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

30	2013 ANNUAL REPORT

CANADIAN PACIFIC

Impact of Foreign Exchange on Earnings

Fluctuations in FX affect our results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates	2013	2012	2011

For the year ended December 31	$1.03	$1.00	$0.99
For the three months ended December 31	$1.04	$0.99	$1.02

Canadian to U.S. dollar
Exchange rates	2013	2012	2011

Beginning of year – January 1	$0.99	$1.02	$0.99
Beginning of quarter – April 1	$1.02	$1.00	$0.97
Beginning of quarter – July 1	$1.05	$1.02	$0.96
Beginning of quarter – October 1	$1.03	$0.98	$1.05
End of quarter – December 31	$1.06	$0.99	$1.02

Average Fuel Price (U.S. dollars per U.S. gallon)	2013	2012	2011

For the year ended – December 31	$3.47	$3.45	$3.38
For the three months ended – December 31	$3.51	$3.47	$3.45

7. PERFORMANCE INDICATORS

For the year ended December 31(1)	2013	2012	2011	% Change
				2013 vs. 2012	2012 vs. 2011

Operations Performance
Freight gross ton-miles (“GTMs”) (millions)	267,629	254,354	247,995	5	3
Train miles (thousands)	37,817	40,270	40,145	(6)	–
Average train weight – excluding local traffic (tons)	7,573	6,709	6,593	13	2
Average train length – excluding local traffic (feet)(2)	6,530	5,981	5,860	9	2
Average terminal dwell (hours)(3)	7.1	7.5	8.9	(5)	(16)
Average train speed (mph)(4)	18.2	18.0	15.2	1	18
Locomotive productivity (daily average GTMs/active horse power (“HP”))	216.0	179.8	166.7	20	8
Fuel efficiency (U.S. gallons of locomotive fuel consumed /1,000 GTMs)(5)	1.06	1.15	1.18	(8)	(3)
Total employees (average)(6)(7)	15,011	16,999	16,097	(12)	6
Workforce (end of period)(8)	14,977	16,907	18,519	(11)	(9)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.69	1.55	1.85	9	(16)
FRA train accidents per million train-miles	1.78	1.67	1.88	7	(11)

(1) Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2) Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3) Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.

(4) Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.

(5) Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(6) An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.

(7) 2012 average number of employees has been adjusted for the strike.

(8) Workforce is defined as total employees plus part time employees, contractors and consultants.

The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 25, Glossary of Terms.

2013 ANNUAL REPORT	31

CANADIAN PACIFIC

Operations Performance

GTMs for 2013 were 267,629 million, which increased by 5% compared with 254,354 million in 2012. This increase was primarily due to higher traffic volumes in Industrial and consumer products and Grain partially offset by lower traffic volumes in Automotive and Intermodal and by the impact of volumes lost during the strike in the second quarter of 2012.

GTMs for 2012 were 254,354 million, which increased by 3% compared with 247,955 million in 2011. This increase was primarily due to higher traffic volumes in the Company’s Intermodal and Merchandise franchises. This increase was partially offset by a reduction in bulk shipments, and the impact of volumes lost during the strike in the second quarter.

Train miles for 2013 decreased by 6% compared with 2012, driven by increases in both train weights and lengths. This improvement was due to the Company’s successful execution of the operating plan, partially offset by higher workload as measured by GTMs.

Train miles for 2012 were relatively flat compared with 2011, with higher workload offset by an increase in train weights. These changes were largely attributable to compressed train service transit schedules.

Average train weight increased in 2013 by 864 tons or 13% from 2012. Average train length increased in 2013 by 549 feet or 9% from 2012. Average train weight and train length benefited from increased workload moving in existing train service, ongoing network capacity and infrastructure investments and the successful execution of the Company’s operating plan, which allowed for the operation of longer and heavier trains.

Average train weight increased in 2012 by 116 tons or 2% from 2011. Average train length increased in 2012 by 121 feet or 2% from 2011. Average train weight and train length increased slightly compared to the same period in 2011 primarily due to improvements in the second half of 2012. These improvements benefited from increased Merchandise and Intermodal workload moving in existing train service and the successful execution of the Company’s operating plan. Improvements to average train weight were further enabled by the siding extension strategy, which allowed for the operation of longer and heavier trains.

Average terminal dwell, the average time a freight car resides in a terminal, decreased by 5% in 2013 to 7.1 hours from 7.5 hours in 2012. This decrease was primarily due to a continued focus on increasing yard productivity, terminal redesign, and the successful execution of the Company’s operating plan.

Average terminal dwell, decreased by 16% in 2012 to 7.5 hours when compared to 8.9 in 2011. This decrease was primarily due to programs to improve asset velocity and storage of surplus cars.

Average train speed was 18.2 miles per hour in 2013, an increase of 1%, from 18.0 miles per hour in 2012. This increase was primarily due to improved asset velocity, decreased terminal dwell and successful execution of the Company’s operating plan. Speed improvements were partially offset by an increase in bulk commodities, which move at a slower average speed than intermodal and merchandise traffic.

Average train speed was 18.0 miles per hour in 2012, an increase of 18%, from 15.2 miles per hour in 2011. This increase was primarily due to increased volumes, traffic mix, supply chain pipeline issues and significant disruptions to train operations across the network due to unusually severe winter weather in 2011 and flooding in the first half of 2011 and 2012.

Locomotive productivity increased in 2013 by 20% from 2012. This improvement is primarily the result of increased asset velocity due to more efficient operations, improved fleet reliability and the successful execution of the Company’s operating plan.

Locomotive productivity increased in 2012 by 8% from 2011. This increase was primarily due to improvements in network fluidity and the successful execution of the Company’s operating plan.

Fuel efficiency improved by 8% in 2013 compared to 2012. This improvement is primarily due to lower horsepower to ton ratios as a result of increased train weights and focus on the fuel conservation strategies of the Company’s operating plan.

Fuel efficiency improved by 3% in 2012 compared to 2011. This improvement was primarily due to improved operating conditions and the advancement of the Company’s fuel conservation strategies including replacement of older units with new more fuel efficient locomotives.

The average number of total employees for 2013 decreased by 1,988, or 12%, compared with 2012. This decrease was primarily due to job reductions as a result of continuing strong operational performance and natural attrition.

32	2013 ANNUAL REPORT

CANADIAN PACIFIC

The average number of total employees for 2012 increased by 902, or 6%, compared with 2011. This increase was primarily due to additional hiring early in the year to address volume growth projections and anticipated attrition over future quarters, partially offset by job reductions in the latter half of the year, improvements in labour productivity and the impact of the strike, including temporary layoffs.

The workforce on December 31, 2013 decreased by 1,930, or 11%, compared with December 31, 2012. This decrease was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors. At our Investor Conference in New York on December 4-5, 2012, the Company outlined plans to reduce approximately 4,500 employee and/or contractor positions, from June 30, 2012 to 2016, through job reductions, natural attrition and reducing the number of contractors. The Company met the 4,500 positions reduction target by the end of 2013.

The workforce on December 31, 2012 decreased by 1,612, or 9%, compared with December 31, 2011. This decrease was primarily due to higher job reductions in the latter half of the year as a result of improved operational performance, natural attrition and fewer contractors.

Safety Indicators

Safety is a key priority and core strategy for our management, employees and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.69 in 2013, 1.55 in 2012 and 1.85 in 2011.

The FRA train accident rate for CP in 2013 was 1.78 accidents per million train-miles, compared with 1.67 in 2012 and 1.88 in 2011.

8. LINES OF BUSINESS

2013 Freight Revenues	2012 Freight Revenues

Revenues

				% Change
For the year ended December 31 (in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Freight revenues
Grain	$1,300	$1,172	$1,100	11	7
Coal	627	602	556	4	8
Fertilizers and sulphur	570	520	549	10	(5)
Industrial and consumer products	1,548	1,268	1,017	22	25
Automotive	403	425	338	(5)	26
Forest products	206	193	189	7	2
Intermodal	1,328	1,370	1,303	(3)	5

Total freight revenues	5,982	5,550	5,052	8	10
Other revenues	151	145	125	4	16

Total revenues	$6,133	$5,695	$5,177	8	10

2013 ANNUAL REPORT	33

CANADIAN PACIFIC

Our revenues are primarily derived from transporting freight. Other revenues are generated primarily from leasing of certain assets, switching fees, contracts with passenger service operators, and logistics management services.

In the full year of 2013, 2012 and 2011 no one customer comprised more than 10% of total revenues and accounts receivable.

2013 TO 2012 COMPARATIVES

Freight Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $5,982 million in 2013, an increase of $432 million, or 8% from $5,550 million in 2012. This increase was primarily due to:

☐	higher shipments, as measured by RTMs, of Industrial and consumer products, Grain, Fertilizers and sulphur and Coal;

☐	increased freight rates;

☐	the favourable impact of the change in FX;

☐	the impact of the strike in 2012 on Canadian shipments; and

☐	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage.

This increase was partially offset by lower shipments in Intermodal and Automotive and the impact of the network outages in the second quarter of 2013.

Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help mitigate the financial impact of rising fuel prices. Fuel surcharge revenue is earned on individual shipments; as such, our fuel surcharge revenue is a function of our freight volumes. The short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Grain

Grain transported by CP consists of both whole grains, such as wheat, corn, soybeans and canola, and processed products such as meals, oils, and flour. Canadian grain products are primarily transported to ports for export and to Canadian and U.S. markets for domestic consumption. U.S. grain products are shipped from the Midwestern U.S. to other points in the Midwest, the Pacific Northwest and northeastern U.S. Grain revenue was $1,300 million in 2013, an increase of $128 million, or 11% from $1,172 million in 2012. This increase was primarily due to:

☐	higher Canadian originating grain shipments to the west coast due to stronger export demand;

☐	higher U.S. originating grain shipments to the U.S. Midwest due to increased U.S. crop production in areas served by CP;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Coal

Our Canadian coal business consists primarily of metallurgical coal transported from southeastern B.C. to the ports of Vancouver, B.C. and Thunder Bay, Ontario, and to the U.S. Midwest. Our U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest or for export through west coast ports. Coal revenue was $627 million in 2013, an increase of $25 million, or 4% from $602 million in 2012. This increase was primarily due to higher Canadian originating shipments of metallurgical coal due to increased demand and increased freight rates and was partially offset by lower U.S. originating thermal coal shipments as a result of soft market conditions.

Fertilizers and Sulphur

Fertilizers and sulphur include potash, chemical fertilizers and sulphur shipped mainly from western Canada to the ports of Vancouver, B.C. and Portland, Oregon, and to other Canadian and U.S. destinations. Fertilizers and sulphur revenue was $570 million in 2013, an increase of $50 million, or 10% from $520 million in 2012. This increase was primarily due to:

☐	higher potash and sulphur shipments due to stronger demand;

☐	increased freight rates;

☐	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage; and

☐	the favourable impact of the change in FX.

34	2013 ANNUAL REPORT

CANADIAN PACIFIC

Industrial and Consumer Products

Industrial and consumer products include chemicals, plastics, aggregates, steel, minerals, ethanol and other energy-related products, other than coal, shipped throughout North America. Industrial and consumer products revenue was $1,548 million in 2013, an increase of $280 million, or 22% from $1,268 million in 2012. This increase was primarily due to:

☐	higher volumes as a result of strong market demand and growth in movement of energy related commodities and energy related inputs;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Automotive

Automotive consists primarily of three core finished vehicle traffic segments: imported vehicles, Canadian produced and U.S. produced vehicles. These segments move through Port of Metro Vancouver to eastern Canadian markets; to the U.S. from Ontario production facilities; and to Canadian markets, respectively. Automotive revenue was $403 million in 2013, a decrease of $22 million, or 5% from $425 million in 2012. This decrease was primarily due to lower volumes as a result of the exit from selected customer lanes and a customer shifting production to another facility not served by CP.

Forest Products

Forest products include lumber, wood pulp, paper products and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenue was $206 million in 2013, an increase of $13 million, or 7% from $193 million in 2012. This increase was primarily due to:

☐	higher lumber and panel shipments due to improving U.S. housing market conditions;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Intermodal

CP’s intermodal portfolio consists of domestic and international services. Our domestic business consists primarily of the movement of manufactured consumer products in containers within North America. The international business handles the movement of marine containers between ports and North American inland markets. Intermodal revenue was $1,328 million in 2013, a decrease of $42 million, or 3% from $1,370 million in 2012. This decrease was primarily due to the exit of certain international customer contracts and selected terminal closures partially offset by:

☐	increased domestic container volumes;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Other Revenue

Other revenue was $151 million in 2013, an increase of $6 million, or 4% from $145 million in 2012. This increase was primarily due to higher interline switching.

2012 TO 2011 COMPARATIVES

Revenue variances below compare 2012 to 2011 figures.

Freight Revenues

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

This increase was partially offset by lower shipments in Fertilizers and sulphur and the strike impacting Canadian originating shipments in the second quarter of 2012.

2013 ANNUAL REPORT	35

CANADIAN PACIFIC

Grain

Grain revenue was $1,172 million in 2012, an increase of $72 million, or 7%, from $1,100 million in 2011. This increase was primarily due to:

☐	increased Canadian originating traffic volumes, as measured in carloads, in the first half of 2012 due to strong demand;

☐	increased U.S. originating traffic volumes, in the second half of 2012 due to higher overall production in CP’s draw territory;

☐	increased freight rates;

☐	higher fuel surcharge revenues due to the change in fuel price; and

☐	the favourable impact of the change in FX.

This increase was partially offset by lower U.S. originated shipments in the first half of the year due to a poor 2011 harvest in CP’s draw territory and the strike impacting Canadian originating shipments in the second quarter of 2012.

Coal

Coal revenue was $602 million in 2012, an increase of $46 million, or 8%, from $556 million in 2011. This increase was primarily due to higher:

☐	Canadian metallurgical coal shipments due to strong overall demand;

☐	U.S. thermal coal volumes to Midwestern U.S. markets;

☐	interline shipments of thermal coal from the Powder River Basin (“PRB”) through Canadian west coast ports; and

☐	fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes.

This increase was partially offset by the strike impacting Canadian originating shipments in the second quarter of 2012.

Fertilizers and Sulphur

Fertilizers and sulphur revenue was $520 million in 2012, a decrease of $29 million, or 5%, from $549 million in 2011. This decrease was primarily due to lower export potash shipments reflecting weaker export market demand and was partially offset by higher:

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

Industrial and Consumer Products

Industrial and consumer products revenue was $1,268 million in 2012, an increase of $251 million, or 25%, from $1,017 million in 2011. This increase was primarily due to:

☐	higher volumes due to strong market demand and growth in the Bakken Oil Formation, the Alberta Industrial Heartland and the Marcellus Gas Formation and for energy related inputs;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Automotive

Automotive revenue was $425 million in 2012, an increase of $87 million, or 26%, from $338 million in 2011. This increase was primarily due to:

☐	increased shipments as a result of higher North American automotive production and consumption;

☐	recovery of production by Japanese manufacturers from the impacts of the 2011 tsunami;

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes; and

☐	increased freight rates.

36	2013 ANNUAL REPORT

CANADIAN PACIFIC

Forest Products

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

2013 ANNUAL REPORT	37

CANADIAN PACIFIC

Volumes

2013 Carloads	2013 Revenue ton-miles

				% Change
For the year ended December 31	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Carloads (in thousands)
Grain	438	433	450	1	(4)
Coal	330	337	313	(2)	8
Fertilizers and sulphur	185	177	199	5	(11)
Industrial and consumer products	519	469	421	11	11
Automotive	146	162	145	(10)	12
Forest products	66	67	72	(1)	(7)
Intermodal	1,004	1,024	997	(2)	3

Total carloads	2,688	2,669	2,597	1	3

Revenue ton-miles (in millions)
Grain	33,983	33,082	32,481	3	2
Coal	23,172	22,375	21,041	4	6
Fertilizers and sulphur	18,170	17,058	20,468	7	(17)
Industrial and consumer products	37,875	30,469	24,122	24	26
Automotive	2,329	2,482	2,080	(6)	19
Forest products	4,619	4,713	4,960	(2)	(5)
Intermodal	24,101	24,853	23,907	(3)	4

Total revenue ton-miles	144,249	135,032	129,059	7	5

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

Volumes in 2013, as measured by total carloads, increased by approximately 19,000 units, or 1% compared to the same period of 2012. This increase in carloads was primarily due to higher:

☐	volumes as a result of strong market demand and growth in movement of energy related commodities and for energy related inputs;

☐	domestic container shipments in Intermodal;

☐	Canadian originating shipments of metallurgical coal due to increased demand;

☐	domestic and export potash shipments; and

☐	Canadian originating grain shipments to the west coast due to stronger export demand.

38	2013 ANNUAL REPORT

CANADIAN PACIFIC

This increase in carloads was partially offset by lower:

☐	import and export shipments in Intermodal;

☐	U.S. originating thermal coal shipments as a result of soft market conditions; and

☐	overall Automotive shipments.

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

Revenue ton-miles in 2013 increased by approximately 9,217 million, or 7%, compared to the same period of 2012. This increase was primarily due to higher:

☐	volumes in energy related commodities and energy related inputs;

☐	Canadian originating shipments of metallurgical coal;

☐	domestic and export potash volumes; and

☐	Canadian originating shipments of grain.

This increase in RTMs was partially offset by lower:

☐	import and export shipments in Intermodal;

☐	U.S. originating thermal coal shipments; and

☐	overall Automotive shipments.

Revenue ton-miles in 2012 increased by approximately 5,973 million, or 5%, compared to the same period of 2011. This increase was primarily due to higher:

☐	shipments of energy related commodities which have an above average length of haul;

☐	Canadian originating shipments of metallurgical coal volumes through Port Metro Vancouver; and

☐	Intermodal shipments through Port Metro Vancouver.

This increase in RTMs was partially offset by lower export potash shipments in Fertilizers and sulphur and lower pulp and paper volumes in Forest products.

2013 ANNUAL REPORT	39

CANADIAN PACIFIC

Freight Revenue per Carload

				% Change
For the year ended December 31 (dollars)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Freight revenue per carload
Grain	$2,964	$2,707	$2,444	9	11
Coal	1,904	1,786	1,776	7	1
Fertilizers and sulphur	3,083	2,938	2,759	5	6
Industrial and consumer products	2,982	2,704	2,416	10	12
Automotive	2,758	2,623	2,331	5	13
Forest products	3,132	2,881	2,625	9	10
Intermodal	1,324	1,338	1,307	(1)	2

Total freight revenue per carload	$2,226	$2,079	$1,945	7	7

Total freight revenue per carload in 2013 increased by 7% compared to 2012. This increase was primarily due to:

☐	increased freight rates;

☐	the favourable impact of the change in FX; and

☐	increased volumes of traffic generating higher freight revenue per carload.

Total freight revenue per carload in 2012 increased by 7% compared to 2011. This increase was primarily due to:

☐	higher fuel surcharge revenues due to the change in fuel price and an increase in traffic volumes with full margin coverage;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

Freight Revenue per Revenue Ton-Mile

				% Change
For the year ended December 31 (cents)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Freight revenue per revenue ton-mile
Grain	3.82	3.54	3.39	8	4
Coal	2.71	2.69	2.64	1	2
Fertilizers and sulphur	3.14	3.05	2.68	3	14
Industrial and consumer products	4.09	4.16	4.22	(2)	(1)
Automotive	17.27	17.12	16.25	1	5
Forest products	4.46	4.10	3.81	9	8
Intermodal	5.51	5.51	5.45	–	1

Total freight revenue per revenue ton-mile	4.15	4.11	3.91	1	5

Freight revenue per RTM increased by 1% in 2013 compared to 2012 primarily due to increased freight rates and the favourable impact of the change in FX.

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

40	2013 ANNUAL REPORT

CANADIAN PACIFIC

9. OPERATING EXPENSES

2013 Operating expenses	2012 Operating expenses

				% Change
For the year ended December 31 (in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Operating expenses
Compensation and benefits(1)	$1,418	$1,506	$1,426	(6)	6
Fuel	1,004	999	968	1	3
Materials	249	238	243	5	(2)
Equipment rents	173	206	209	(16)	(1)
Depreciation and amortization	565	539	490	5	10
Purchased services and other(1)	876	940	874	(7)	8
Asset impairments	435	265	–	64	–
Labour restructuring	(7)	53	–	–	–

Total operating expenses	$4,713	$4,746	$4,210	(1)	13

(1) As a result of the management transition, $20 million and $22 million were charged in Compensation and benefits and Purchased services and other, respectively in 2012. The US$9 million recovery due to the favourable settlement of litigation recorded in the first quarter of 2013 and $5 million management transition costs recorded in the fourth quarter of 2013 were charged to Purchased services and other and Compensation and benefits, respectively.

Operating expenses were $4,713 million in 2013, a decrease of $33 million, or 1%, from $4,746 million in 2012. This decrease was primarily due to:

☐	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

☐	higher labour restructuring charges in 2012 and associated experience gains in 2013;

☐	lower management transition costs, reflected in Compensation and benefits and Purchased services and other; and

☐	higher land sales in 2013.

This decrease was partially offset by:

☐	a higher asset impairment charge in 2013;

☐	higher volume variable expenses as a result of an increase in workload;

☐	the unfavourable impact of the change in FX;

☐	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

☐	wage and benefit inflation; and

☐	higher depreciation and amortization expenses.

2013 ANNUAL REPORT	41

CANADIAN PACIFIC

2013 TO 2012 COMPARATIVES

Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries, fringe benefits and stock-based compensation. Compensation and benefits expense was $1,418 million in 2013, a decrease of $88 million, or 6%, from $1,506 million in 2012. This decrease was primarily due to:

☐	lower costs achieved through job reductions;

☐	road and yard crew efficiencies as a result of continuing strong operational performance;

☐	a reduction in train crew training costs from a lower number of employees; and

☐	lower management transition costs.

This decrease was partially offset by:

☐	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

☐	wage and benefit inflation;

☐	an increase in personnel in certain areas of the business as part of our insourcing strategy, offset by efficiency savings recorded in Purchased services and other;

☐	the unfavourable impact of the change in FX;

☐	crew and dispatching costs saved as a result of the strike in 2012; and

☐	higher pension expense.

Fuel

Fuel expense consists mainly of fuel used by locomotives and includes provincial, state and federal fuel taxes. Fuel expense was $1,004 million in 2013, an increase of $5 million, or 1%, from $999 million in 2012. This increase was primarily due to an increase in workload as measured by GTMs and an unfavourable change in FX, partially offset by an improvement in fuel efficiency as a result of increased train weights and a focus on the fuel conservation strategies of the Company’s operating plan.

Materials

Materials expense includes the cost of material used for track, locomotive, freight car, building maintenance and software sustainment. Materials expense was $249 million in 2013, an increase of $11 million or 5%, from $238 million in 2012. This increase was primarily due to higher third party freight car repair material costs, the majority of which were recovered through third party billings recorded in Purchased services and other. This increase was partially offset by reduced locomotive and train servicing and maintenance costs as a result of the storage of less fuel efficient locomotives.

Equipment Rents

Equipment rents expense includes the cost to lease freight cars, intermodal equipment, and locomotives from other companies including railways, net of rental income received from other railways for the use of our equipment. Equipment rents expense was $173 million in 2013, a decrease of $33 million or 16% from $206 million in 2012.

This decrease reflects freight car and locomotive operating efficiencies which have contributed to improved asset velocity. As a result, the Company required fewer freight cars and locomotives reducing the payments made to foreign railways for the use of their freight cars and permitting the return and sublease of certain leased freight cars and locomotives. This decrease was partially offset the unfavourable impact of the change in FX.

Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, rolling stock, information systems and other depreciable assets. Depreciation and amortization expense was $565 million for 2013, an increase of $26 million, or 5%, from $539 million in the same period of 2012. This increase was primarily due to higher depreciable assets as a result of our capital program.

42	2013 ANNUAL REPORT

CANADIAN PACIFIC

Purchased Services and Other

				% Change
For the year ended December 31 (in millions)	2013	2012	2011	2013 vs. 2012	2012 vs. 2011

Purchased services and other
Support and facilities	$400	$420	$382	(5)	10
Track and operations	214	192	191	11	1
Intermodal	159	153	147	4	4
Equipment	60	89	75	(33)	19
Casualty	63	80	80	(21)	–
Other	18	29	24	(38)	21
Land sales	(38)	(23)	(25)	65	(8)

Total purchased services and other	$876	$940	$874	(7)	8

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, gains on land sales and equity earnings. Purchased services and other expense was $876 million in 2013, a decrease of $64 million, or 7% from $940 million in 2012. The decrease was primarily due to:

☐	efficiencies generated from improved operating performance, asset utilization and insourcing of certain IT activities;

☐	management transition costs of $22 million in 2012 and the $9 million favourable settlement of litigation in 2013 related to management transition, included in Other;

☐	higher recoveries from third parties related to freight car repair costs, included in Equipment;

☐	higher land sales in 2013;

☐	a favourable adjustment to the Workers Compensation Board (“WCB”) liability mainly due to a higher discount rate and favourable claims experience, reported in Casualty;

☐	lower third party repair costs for freight cars being returned to the lessors, included in Equipment; and

☐	contract termination costs associated with a locomotive warranty service agreement as part of our insourcing strategy in 2012, included in Equipment.

The decrease was partially offset by:

☐	the unfavourable change in FX;

☐	increased relocation costs related to our labour strategy, included in Track and operations;

☐	a higher number of overhauls performed on locomotives, included in Equipment;

☐	higher facilities and utility costs, included in Support and facilities; and

☐	higher property and other taxes, included in Support and facilities.

Asset Impairments

The Company executed an agreement with Genesee & Wyoming Inc (“G&W”) for the sale of a portion of CP’s Dakota, Minnesota & Eastern (“DM&E”) line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines (“DM&E West”). The sale, which is subject to regulatory approval by the Surface Transportation Board (“STB”), is expected to generate approximately US$215 million in gross proceeds, subject to closing adjustments and is expected to close in 2014.

As a result, in the fourth quarter of 2013, the Company recorded an asset impairment charge and accruals for future costs associated with the sale totaling $435 million ($257 million after tax). The impairment was comprised of $426 million ($249 million after tax) to Property, plant and equipment, Goodwill and intangible assets totaling $8 million ($7 million after tax) and a total of $1 million ($1 million after tax) in accruals for future costs associated with the sale. The impairment charge and associated accruals for future sales costs were recorded as Asset impairments and charged against income.

During the fourth quarter of 2012, the Company recorded an asset impairment charge related to its investment in the PRB and another investment of $185 million ($111 million after tax) and an impairment loss on a certain series of locomotives of $80 million ($59 million after tax).

2013 ANNUAL REPORT	43

CANADIAN PACIFIC

As part of the acquisition of DM&E in 2007, CP acquired the option to extend its network into coal mines in the PRB. CP deferred plans to this option indefinitely due to continued deterioration in the market for domestic thermal coal. The Company recorded an asset impairment charge totaling $180 million ($107 million after tax) in the fourth quarter of 2012.

In the fourth quarter of 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies and recorded an impairment charge of $80 million ($59 million after tax) based on an impairment test on these assets.

Labour Restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million ($39 million after tax) for a labour restructuring initiative. The majority of the resulting position reductions were completed in 2013 with the remaining positions to be eliminated by the end of 2014. As a result of favourable experience, the Company recorded a recovery of $7 million ($5 million after tax) in the fourth quarter of 2013 for the labour restructuring initiative recorded in 2012.

2012 TO 2011 COMPARATIVES

Operating expense variances below compare 2012 to 2011 figures.

Operating Expenses

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

Compensation and Benefits

Compensation and benefits expense was $1,506 million in 2012, an increase of $80 million, or 6%, from $1,426 million in 2011. This increase was primarily due to:

☐	increased incentive and stock-based compensation expenses driven by improved operating and stock performance as compared to 2011;

☐	higher crew costs as a result of an increase in workload, measured by GTMs;

☐	an increase in the number of employees in the first half of 2012, to meet business demand and anticipated attrition;

☐	charges associated with management transition;

☐	labour and benefits inflation; and

☐	the unfavourable impact of the change in FX.

This increase was partially offset by:

☐	operational efficiencies which favourably impacted yard and road crew costs;

☐	savings from reduced overtime hours;

☐	crew and dispatching costs saved as a result of the strike;

☐	a reduction in training costs for running trade employees relative to 2011, due to fewer new hires; and

☐	a reduction in pension expense.

44	2013 ANNUAL REPORT

CANADIAN PACIFIC

Fuel

Fuel expense was $999 million in 2012, an increase of $31 million, or 3%, from $968 million in 2011. This increase was primarily due to:

☐	increased traffic volumes, as measured by GTMs;

☐	higher fuel prices;

☐	the unfavourable impact of the change in FX; and

☐	the gain on settled diesel futures contracts recorded in 2011.

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

Purchased Services and Other

Purchased services and other expense was $940 million in 2012, an increase of $66 million, or 8%, from $874 million in 2011. The increase was primarily due to:

☐	management transition costs of $22 million, included in Other;

☐	higher IT costs associated with infrastructure and maintenance services, reported in Support and facilities;

☐	increased third party repair costs for freight cars being returned to lessors and a higher number of overhauls performed on locomotives, included in Equipment;

☐	increased expenses related to higher workload, included in Track and operations, Intermodal and Equipment;

☐	termination costs of a warranty service agreement as part of our insourcing strategy, included in Equipment; and

☐	the unfavourable impact of the change in FX.

The increase was partially offset by:

☐	the favourable impact of improved operating conditions, impacting Support and facilities and Track and operations;

☐	an insurance recovery recognized in the first quarter of 2012, related to flooding in southern Alberta and Saskatchewan in 2010, included in Other; and

☐	lower relocation expenses, included in Track and operations.

2013 ANNUAL REPORT	45

CANADIAN PACIFIC

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges consists of gains and losses from the change in foreign exchange on long-term debt (“LTD”) and working capital, various costs related to financing, shareholder costs, gains and losses associated with changes in the fair value of non-hedging derivative instruments, equity income and other non-operating expenditures. Other income and charges was an expense of $17 million in 2013, compared to expense of $37 million in 2012. This decrease was primarily due to advisory fees related to shareholder matters in 2012, partially offset by FX losses on LTD and U.S. dollar denominated working capital compared to FX gains in 2012. Other income and charges was an expense of $37 million in 2012, compared to expense of $18 million in 2011. This increase was primarily due to higher advisory fees related to shareholder matters in 2012 and lower gains on long-term floating rate notes. This increase was partially offset by FX gains on LTD and working capital compared to FX losses in 2011.

Net Interest Expense

Net interest expense includes interest on long-term debt and capital leases. Net interest expense was $278 million in 2013, an increase of $2 million, or 1%, from $276 million in 2012. This increase was primarily due to the unfavourable impact of the change in FX rates on U.S. dollar denominated interest expense partially offset by higher interest income and the impact of principal repayments of debt securities. Net interest expense was $276 million in 2012, an increase of $24 million, or 10%, from $252 million in 2011. This increase was primarily due to new debt issuances in 2011 as well as the unfavourable impact in the change in FX rates on U.S. dollar denominated interest expense. This was partially offset by the retirement of debt securities in 2011 and higher interest capitalized on capital projects in 2012. Debt issuances and retirements are discussed further in Section 14, Liquidity and Capital Resources.

Income Taxes

Income tax expense was $250 million in 2013, an increase of $98 million, or 64%, from $152 million in 2012. This increase was primarily due to higher earnings in 2013 and the increase in the province of British Columbia’s corporate income tax rate in the third quarter of 2013. Income tax expense was $152 million in 2012, an increase of $25 million, or 20%, from $127 million in 2011. This increase was primarily due to the impact of a tax recovery in the fourth quarter of 2011 of $37 million from the resolution of certain income tax matters and the impact of the province of Ontario’s corporate income tax rate change in 2012. This was partially offset by lower income before tax. The effective income tax rate for 2013 was 22%, compared with 24%, and 18% for 2012 and 2011 respectively. We expect a normalized 2014 income tax rate of approximately 28%. The 2014 outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (discussed further in Section 21, Business Risks and Section 22, Critical Accounting Estimates). We expect to have an increase in our cash tax payments in future years reflecting higher earnings.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2013				2012
	Dec. 31(1)	Sep. 30(2)	Jun. 30	Mar. 31(3)	Dec. 31(4)	Sep. 30	Jun. 30(5)	Mar. 31(6)

Total revenue	$1,607	$1,534	$1,497	$1,495	$1,502	$1,451	$1,366	$1,376
Operating income	114	524	420	362	60	376	239	274
Net income	82	324	252	217	15	224	103	142

Basic earnings per share	$0.47	$1.85	$1.44	$1.25	$0.08	$1.31	$0.60	$0.83
Diluted earnings per share	0.47	1.84	1.43	1.24	0.08	1.30	0.60	0.82

(1) Significant items included in the fourth quarter of 2013 were an asset impairment charge and accruals for future costs related to the anticipated sale of DM&E West totaling $435 million ($257 million after tax), a recovery of $7 million ($5 million after tax) for our 2012 labour restructuring initiative and $5 million ($4 million after tax) of management transition costs.

(2) Significant items included in the third quarter of 2013 was an Income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate, which required the re-calculation of the Company’s Deferred income tax liability as at January 1, 2013, discussed further in Section 10, Other Income Statement Items.

(3) Significant items included in the first quarter of 2013 was a recovery of US$9 million (US$6 million after tax) from a litigation settlement related to management transition.

(4) Significant items included in the fourth quarter of 2012 were an impairment of the PRB and other investment of $185 million ($111 million after tax), an asset impairment of certain locomotives of $80 million ($59 million after tax) and a labour restructuring charge of $53 million ($39 million after tax).

(5) Significant items included in the second quarter of 2012 were management transition costs of $42 million ($29 million after tax), advisory fees related to shareholder matters of $13 million ($10 million after tax) and the $11 million impact of the increase in the Ontario corporate income tax rate.

(6) Significant item in the first quarter of 2012 was the advisory fees related to shareholder matters of $14 million ($10 million after tax).

46	2013 ANNUAL REPORT

CANADIAN PACIFIC

Quarterly Trends

Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. FOURTH-QUARTER SUMMARY

For the three months ended December 31 (in millions)	2013	2012	% Change

Revenues
Grain	$385	$355	8
Coal	157	156	1
Fertilizers and sulphur	126	133	(5)
Industrial and consumer products	413	335	23
Automotive	105	99	6
Forest products	49	46	7
Intermodal	335	340	(1)

Total freight revenues	1,570	1,464	7
Other revenues	37	38	(3)

Total revenues	1,607	1,502	7

Operating expenses
Compensation and benefits	343	378	(9)
Fuel	262	256	2
Materials	65	60	8
Equipment rents	39	48	(19)
Depreciation and amortization	144	140	3
Purchased services and other	212	242	(12)
Asset Impairments	435	265	64
Labour restructuring	(7)	53	–

Total operating expenses	1,493	1,442	4

Operating income	$114	$60	90

Operating Results

Operating income was $114 million in the fourth quarter of 2013, an increase of $54 million, or 90%, from $60 million in the same period of 2012. This increase was primarily due to:

☐	efficiencies generated from improved operating performance, asset utilization and insourcing of certain IT activities;

☐	higher labour restructuring charges in 2012 and associated experience gains in 2013;

☐	higher freight rates;

☐	increased volumes of traffic, as measured by RTMs, generating higher freight revenue;

2013 ANNUAL REPORT	47

CANADIAN PACIFIC

☐	the favourable impact of the change in FX;

☐	higher land sales;

☐	a favourable adjustment in WCB liability primarily due to higher discount rate and favourable claims experience in 2013; and

☐	an insurance recovery related to flooding in 2011.

This increase was partially offset by:

☐	a higher asset impairment charge in 2013;

☐	higher volume variable expenses as a result of an increase in workload and difficult winter conditions;

☐	wage and benefits inflation; and

☐	higher stock-based compensation expenses.

Net income was $82 million in the fourth quarter of 2013, an increase of $67 million, or 447%, from $15 million in the same period of 2012. This increase was primarily due to higher Operating income partially offset by higher Income tax expense due to the impact of higher earnings and the increase in the province of British Columbia’s corporate income tax rate.

Diluted Earnings per Share

Diluted EPS was $0.47 in the fourth quarter of 2013, an increase of $0.39, or 488%, from $0.08 in the same period of 2012. Diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was $1.91 in the fourth quarter of 2013, an increase of $0.63, or 49%, from $1.28 in the same period of 2012. These increases were primarily due to higher Net income.

Operating Ratio

Our operating ratio was 92.9% in the fourth quarter of 2013, compared with 96.0% in the same period of 2012. This decrease was primarily due to efficiency savings and lower labour restructuring charges in 2013 partially offset by a higher asset impairment charge.

The operating ratio, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was 65.9% in the fourth quarter of 2013, a decrease of 74.8% compared to the same period in 2012. This improvement was primarily due to an increase in efficiency savings, increased volumes of traffic and higher freight rates.

48	2013 ANNUAL REPORT

CANADIAN PACIFIC

PERFORMANCE INDICATORS

For the three months ended December 31(1)	2013	2012	% Change 2013 vs. 2012

Operations Performance
Freight gross ton-miles (millions)	68,531	66,204	4
Train miles (thousands)	9,341	10,046	(7)
Average train weight – excluding local traffic (tons)	7,844	7,014	12
Average train length – excluding local traffic (feet)(2)	6,668	6,198	8
Average terminal dwell (hours)(3)	7.9	7.4	7
Average train speed (mph)(4)	17.6	17.6	–
Locomotive productivity (daily average GTMs/active HP)	223.2	197.1	13
Fuel efficiency (U.S. gallons of locomotive fuel consumed/1,000 GTMs)(5)	1.06	1.14	(7)
Total employees (average)(6)(7)	14,677	16,369	(10)
Workforce (end of period)(8)	14,977	16,907	(11)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.77	2.05	(14)
FRA train accidents per million train-miles	1.35	1.68	(20)

(1) Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2) Incorporates a new reporting methodology where average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

(3) Incorporates a new reporting definition where average terminal dwell measures the average time a freight car resides within terminal boundaries.

(4) Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours.

(5) Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

(6) An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard bi-weekly pay period. This excludes part time employees, contractors, and consultants.

(7) 2012 average number of employees has been adjusted for the strike.

(8) Workforce is defined as total employees plus part time employees, contractors and consultants.

Operations Performance

GTMs for the fourth quarter of 2013 were 68,531 million, which increased by 4% compared with 66,204 million in the same period of 2012. This increase was primarily due to higher traffic volumes in Industrial and consumer products and Grain offset by lower traffic volumes in Intermodal and Automotive.

Train miles for the fourth quarter of 2013 were 9,341 miles, a decrease of 7% compared with 10,046 miles in the same period of 2012. This decrease was driven by improvements in both train weights and lengths due to the Company’s successful execution of the operating plan, partially offset by higher workload as measured by GTMs.

In the fourth quarter of 2013, average train weight increased by 830 tons or 12% and average train length increased by 470 feet or 8% from the same period of 2012. Average train weight and train length benefited from increased workload moving in existing train service and through ongoing network capacity and infrastructure investments which allowed for the operation of longer and heavier trains.

Average terminal dwell increased by 7% in the fourth quarter of 2013 to 7.9 hours from 7.4 hours in the same period of 2012. This increase was primarily due to yard processing workload and partially offset by our continued focus on improvements to yard productivity, terminal redesign and the successful execution of the Company’s operating plan.

Average train speed was 17.6 miles per hour in the fourth quarter of 2013, unchanged when compared to the same period of 2012. This was primarily due to challenging operating conditions and an increase in bulk commodities, which move at a slower average speed than intermodal and merchandise traffic, offset through ongoing network capacity and infrastructure investments and the successful execution of the Company’s operating plan.

Locomotive productivity, which is daily average GTMs/active HP, increased in the fourth quarter of 2013 by 13% from the same period of 2012. This improvement is primarily the result of increased asset velocity due to more efficient operations, improved fleet reliability, and the successful execution of the Company’s operating plan.

2013 ANNUAL REPORT	49

CANADIAN PACIFIC

Fuel efficiency improved by 7% in the fourth quarter of 2013 compared to the same period of 2012. This improvement is primarily due to lower horsepower to ton ratios as a result of increased train weight and continued focus on the fuel conservation strategies of the Company’s operating plan.

Safety Indicators

The FRA personal injury rate per 200,000 employee-hours for CP was 1.77 in the fourth quarter of 2013 compared with 2.05 in same period of 2012.

The FRA train accident rate for CP in the fourth quarter of 2013 was 1.35 accidents per million train-miles, compared with 1.68 in same period of 2012.

Freight Revenues

Freight revenues were $1,570 million in the fourth quarter of 2013, an increase of $106 million, or 7%, from $1,464 million in the same period of 2012. This increase was primarily due to:

☐	increased volumes of traffic, as measured by RTMs in Industrial and consumer products, Grain, Fertilizer and sulphur, and Automotive;

☐	the favourable impact of the change in FX; and

☐	higher freight rates.

This increase was partially offset by lower shipments in Forest products, Coal, and Intermodal.

Grain

Grain revenue was $385 million in the fourth quarter of 2013, an increase of $30 million, or 8%, from $355 million in the same period of 2012. This increase was primarily due to:

☐	higher Canadian originating shipments due to stronger export demand and record Canadian crop production;

☐	the favourable impact of the change in FX; and

☐	increased freight rates.

This increase was partially offset by lower U.S. originating shipments.

Coal

Coal revenue was $157 million in the fourth quarter of 2013, an increase of $1 million, or 1%, from $156 million in the same period of 2012. This increase was primarily due to:

☐	higher overall Canadian originating shipments of metallurgical coal due to increased demand;

☐	increased freight rates; and

☐	the favourable impact of the change in FX.

This increase was partially offset by lower U.S. originating thermal coal shipments as a result of soft market conditions.

Fertilizers and Sulphur

Fertilizers and sulphur revenue was $126 million in the fourth quarter of 2013, a decrease of $7 million, or 5%, from $133 million in the same period of 2012. This decrease was primarily due to lower fertilizer shipments as a result of a late harvest and a narrow application window. This decrease was partially offset by higher export potash shipments and the favourable impact of the change in FX.

Industrial and Consumer Products

Industrial and consumer products revenue was $413 million in the fourth quarter of 2013, an increase of $78 million, or 23%, from $335 million in the same period of 2012. This increase was primarily due to:

☐	higher volumes as a result of growth in movement of energy related commodities and energy related inputs;

☐	the favourable impact of the change in FX; and

☐	increased freight rates.

50	2013 ANNUAL REPORT

CANADIAN PACIFIC

Automotive

Automotive revenue was $105 million in the fourth quarter of 2013, an increase of $6 million, or 6%, from $99 million in the same period of 2012. This increase was primarily due to:

☐	movements of one-time dimensional loads of transformers and windmills in 2012;

☐	the favourable impact of the change in FX; and

☐	increased freight rates.

Forest Products

Forest products revenue was $49 million in the fourth quarter of 2013, an increase of $3 million, or 7%, from $46 million in the same period of 2012. This increase was primarily due to the favourable impact of the change in FX, and increased freight rates. This increase was partially offset by lower lumber and panel shipments due to the exit of certain customer contracts in western Canada, and lower pulp and paper shipments due to reduced plant production and production outages at customers on our lines.

Intermodal

Intermodal revenue was $335 million in the fourth quarter of 2013, a decrease of $5 million, or 1%, from $340 million in the same period of 2012. This decrease was primarily due to the exit of certain customer contracts and selected terminal closures. This decrease was partially offset by:

☐	increased domestic container volumes;

☐	the favourable impact of the change in FX; and

☐	increased freight rates.

Other Revenue

Other revenue was $37 million in the fourth quarter of 2013, essentially unchanged from $38 million in the same period of 2012.

Operating Expenses

Operating expenses were $1,493 million in the fourth quarter of 2013, an increase of $51 million, or 4%, from $1,442 million in the same period of 2012. This increase was primarily due to:

☐	a higher asset impairment charge in 2013;

☐	the unfavourable impact of the change in FX;

☐	higher volume variable expenses as a result of an increase in workload and difficult winter conditions;

☐	wage and benefit inflation; and

☐	higher stock-based compensation.

This increase was partially offset by:

☐	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

☐	higher labour restructuring charges in 2012 and associated experience gains in 2013;

☐	higher land sales in 2013;

☐	a favourable WCB adjustment mainly due to a higher discount rate and favourable claims experience in 2013; and

☐	an insurance recovery related to flooding in 2011.

Compensation and Benefits

Compensation and benefits expense was $343 million in the fourth quarter of 2013, a decrease of $35 million, or 9%, from $378 million in the same period of 2012. This decrease was primarily due to:

☐	lower costs achieved through job reductions;

☐	road and yard crew efficiencies as a result of continuing strong operational performance despite higher costs from difficult winter conditions;

☐	a reduction in train crew training costs resulting from a lower number of employees;

2013 ANNUAL REPORT	51

CANADIAN PACIFIC

☐	lower management transition costs in 2013; and

☐	reduced pension expense.

This decrease was partially offset by:

☐	wage and benefit inflation;

☐	higher stock-based compensation expense;

☐	increase in personnel in certain areas of the business as part of our insourcing strategy, offset by efficiency savings recorded in Purchased services and other; and

☐	the unfavourable impact of the change in FX.

Fuel

Fuel expense was $262 million in the fourth quarter of 2013, an increase of $6 million, or 2%, from $256 million in the same period of 2012. This increase was primarily due to an unfavourable change in FX, the change in workload, as measured by GTMs, and difficult winter conditions, partially offset by improvement in fuel efficiency as a result of increased train weights and focus on the fuel conservation strategies of the Company’s operating plan.

Materials

Materials expense was $65 million in the fourth quarter of 2013, an increase of $5 million, or 8%, from $60 million in the same period of 2012. This increase was primarily due to higher third party freight car repair material costs, the majority of which were recovered through third party billings recorded in Purchased services and other and the unfavourable change in FX. This increase was partially offset by reduced maintenance and servicing costs for locomotives as higher locomotive availability, the storage of less reliable and efficient locomotives and improved fluidity across the network lowered costs.

Equipment Rents

Equipment rents expense was $39 million in the fourth quarter of 2013, a decrease of $9 million, or 19%, from $48 million in the same period of 2012. This decrease reflected freight car and locomotive operating efficiencies which have contributed to improved asset velocity. As a result, the Company required fewer freight cars and locomotives reducing the payments made to foreign railways for the use of their freight cars and permitting the return and sublease of certain leased freight cars and locomotives.

Depreciation and Amortization

Depreciation and amortization expense was $144 million in the fourth quarter of 2013, an increase of $4 million, or 3%, from $140 million in the same period of 2012. This increase was primarily due to higher depreciable assets as a result of our capital program.

Purchased Services and Other

For the three months ended December 31 (in millions)	2013	2012	% Change

Purchased services and other
Support and facilities	$100	$109	(8)
Track and operations	62	54	15
Intermodal	41	40	3
Equipment	17	19	(11)
Casualty	4	19	(79)
Other	6	2	200
Land sales	(18)	(1)	1,700

Total purchased services and other	$212	$242	(12)

Purchased services and other expense was $212 million in the fourth quarter of 2013, a decrease of $30 million, or 12%, from $242 million in the same period of 2012. This decrease was primarily due to:

☐	efficiencies generated from improved operating performance, asset utilization and insourcing of certain IT activities;

☐	higher land sales in 2013;

52	2013 ANNUAL REPORT

CANADIAN PACIFIC

☐	a favourable WCB adjustment mainly due to a higher discount rate and favourable claims experience in 2013, reported in Casualty; and

☐	an insurance recovery in the fourth quarter of 2013, related to flooding in 2011, reported in Other.

This decrease was partially offset by the unfavourable impact of the change in FX and higher property and other taxes, included in Support and facilities.

Other Income Statement Items

Other Income and Charges

Other income and charges was an expense of $6 million in the fourth quarter of 2013, compared with an expense of $3 million in the same period of 2012. The increase was primarily due to FX losses on LTD and U.S. dollar denominated working capital.

Net Interest Expense

Net interest expense was $70 million in the fourth quarter of 2013, essentially unchanged from $69 million in the same period of 2012.

Income Taxes

Income tax expense was a recovery of $44 million in the fourth quarter of 2013, compared to a recovery of $27 million in the same period of 2012. This increase was primarily due to the higher asset impairment charge incurred, partially offset by higher pre-tax income in the fourth quarter of 2013.

Liquidity and Capital Resources

During the fourth quarter of 2013, the Company generated cash and cash equivalents of $147 million, compared with $126 million generated in the same period of 2012. This increase in cash and cash equivalents was primarily due to improved pre-tax earnings and higher proceeds from the sale of properties and other assets. This increase in cash and cash equivalents was partially offset by:

☐	higher additions to properties in 2013;

☐	increase in Restricted cash and cash equivalents in 2013 related to the collateralization of letters of credit, discussed further in Section 21, Business Risks; and

☐	lower proceeds from the issuance of common shares in 2013 resulting from the exercising of options.

13. CHANGES IN ACCOUNTING POLICY

2013 Accounting Change

Accumulated Other Comprehensive Income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 220. The update requires disclosure of amounts reclassified out of Accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the statement of operations or in the notes, significant amounts reclassified out of Accumulated other comprehensive income by the respective line items of Net income but only if the amount reclassified is required to be reclassified to Net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to Net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years beginning after December 15, 2012. The disclosure requirements of this ASU for the year ended December  31, 2013 are presented as a note in the annual Consolidated Financial Statements.

14. LIQUIDITY AND CAPITAL RESOURCES

The Company believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 19, Contractual Commitments and Section 20, Future Trends and Commitments. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 21, Business Risks. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $1,950 million in 2013, an increase of $622 million from cash provided by operating activities of $1,328 million in 2012. This increase was primarily due to improved pre-tax earnings, partially offset by higher income tax payments and the purchase of material as part of the Company’s insourcing strategy.

2013 ANNUAL REPORT	53

CANADIAN PACIFIC

Cash provided by operating activities was $1,328 million in 2012, an increase of $816 million from cash provided by operating activities of $512 million in 2011. This increase was primarily due to:

☐

significantly lower pension contributions compared with 2011, which included $600 million of solvency deficit contributions all of which were represented by a voluntary prepayment to the Company’s main Canadian defined benefit pension plan, discussed further in Section 22, Critical Accounting Estimates; and

☐

higher cash generating earnings: the labour restructuring and asset impairment charges in the fourth quarter of 2012 did not result in any significant cash outflows, discussed further in Section 9, Operating Expenses.

Investing Activities

Cash used in investing activities was $1,597 million in 2013, an increase of $586 million from cash used in investing activities of $1,011 million in 2012. This increase was primarily due to:

☐	increase in Restricted cash and cash equivalents related to the collateralizing of letters of credit, discussed further in Section 21, Business Risks;

☐	higher additions to properties associated with our capital program;

☐	proceeds from the sale of long-term floating rate notes in 2012, discussed further in Section 22, Critical Accounting Estimates; and

☐

a $20 million interest free loan made in 2013 pursuant to a court order to a corporation owned by a court appointed trustee. This amount will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of a building. If successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

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

Additions to properties (“capital programs”) in 2014 are expected to be approximately $1.2 to $1.3 billion. Planned capital programs include approximately $850 million to preserve capacities through replacement or renewal of depleted assets, between $200 and $275 million for network capacity expansions, business development projects and productivity initiatives and between $50 and $75 million to address capital regulated by governments, principally Positive Train Control (“PTC”) and locomotive engine upgrades to meet emission standards.

Capital Programs

For the year ended December 31 (in millions, except for miles and crossties)	2013	2012	2011

Additions to properties
Track and roadway	$831	$744	$756
Buildings	48	38	47
Rolling stock	169	155	179
Information systems	110	105	99
Other	107	110	72

Total – accrued additions to properties	1,265	1,152	1,153
Less:
Other non-cash transactions	29	4	49

Cash invested in additions to properties (per Consolidated Statements of Cash Flows)	$1,236	$1,148	$1,104

Track installation capital programs
Track miles of rail laid (miles)	429	470	532
Track miles of rail capacity expansion (miles)	24	32	31
Crossties installed (thousands)	926	794	885

Of the total capital additions to properties noted in the table above, costs for the renewal of the railway, including track and roadway, buildings and rolling stock were approximately $905 million in 2013. The costs for renewal of the railway in 2012 and 2011 were $708 million and $680 million respectively. Costs related to normal repairs and maintenance of the railroad have been expensed and presented within operating expenses. Approximately $816 million, $830 million and $836 million were expensed during the years ended December 31, 2013, 2012 and 2011, respectively. Repairs and maintenance does not have a standardized definition and, therefore is unlikely to be comparable to similar measures of other companies and definitions applied by regulators.

54	2013 ANNUAL REPORT

CANADIAN PACIFIC

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

Financing Activities

Cash used in financing activities was $220 million in 2013, as compared to cash used in financing activities of $30 million in 2012 and cash provided by financing activities of $217 million in 2011.

Cash used in financing activities in 2013 was primarily for the payment of dividends and the repayment of long-term debt. These uses of cash were partially offset by proceeds from the issuance of common shares resulting from the exercising of options.

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

These proceeds were partially offset by;

☐	the redemption of US$246 million 6.25% 10-year Notes for a total cost of $251 million;

☐	the redemption of US$101 million 5.75% 5-year Notes pursuant to a call offer for a total cost of $113 million, which included a redemption premium paid to note holders to redeem the Notes; and

☐	the payments of dividends.

The Company has available, as sources of financing, up to $1.2 billion under its revolving credit facility and up to $191 million under its bilateral letter of credit facilities, discussed further in Section 21, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on our Consolidated Balance Sheets. At December 31, 2013, our debt to total capitalization decreased to 40.7%, compared with 47.9% at December 31, 2012. This decrease was largely due to an increase in equity driven by earnings and a decrease in Pension and other benefit liabilities.

At December 31, 2012, our debt to total capitalization decreased to 47.9%, compared with 50.7% at December 31, 2011. This decrease was largely due to an increase in equity driven by earnings and an increase in share capital resulting from the exercise of options.

Calculation of Interest Coverage Ratio

For the year ended December 31 (in millions, except for coverage ratios)	2013	2012	2011

EBIT(1)	$1,403	$912	$949

Adjusted EBIT(1)	$1,827	$1,299	$955

Net interest expense	$278	$276	$252

Interest coverage ratio(1)	5.0	3.3	3.8

Adjusted interest coverage ratio(1)	6.6	4.7	3.8

(1) Interest coverage ratio, Adjusted interest coverage ratio, EBIT and Adjusted EBIT have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures are described in this section and are discussed further in Section 15, Non-GAAP Measures.

2013 ANNUAL REPORT	55

CANADIAN PACIFIC

Interest coverage ratio is measured, on a rolling twelve month basis, EBIT divided by Net interest expense, discussed further in Section 15, Non-GAAP Measures. At December 31, 2013, our interest coverage ratio was 5.0, compared with 3.3 in 2012. This improvement was primarily due to a year-over-year increase in EBIT. In 2013 and 2012, EBIT was negatively impacted by asset impairment charges. In 2012, EBIT was further impacted by labour restructuring, advisory costs due to shareholder matters, and management transition costs, discussed further in Section 15, Non-GAAP Measures.

Excluding these significant items from EBIT, Adjusted interest coverage ratio was 6.6 at December 31, 2013, compared with 4.7 in 2012. This increase was primarily due to an increase in Adjusted EBIT. Adjusted interest coverage ratio and significant items are discussed further in Section 15, Non-GAAP Measures.

Our interest coverage ratio was 3.3 at December 31, 2012, compared with 3.8 in 2011. This reduction was primarily due to a year-over-year increase in Net interest expense and a reduction in EBIT which was negatively impacted by labour restructuring, asset impairment charges, advisory costs due to shareholder matters, and management transition costs in 2012, discussed further in Section 15, Non-GAAP Measures.

Excluding these significant items from EBIT, Adjusted interest coverage ratio was 4.7 at December 31, 2012, compared with 3.8 in 2011. This increase was primarily due to an increase in Adjusted EBIT. Adjusted interest coverage ratio and significant items are discussed further in Section 15, Non-GAAP Measures.

Calculation of Free Cash(1)

(Reconciliation of free cash to GAAP cash position) For the year ended December 31 (in millions)	2013	2012	2011

Voluntary prepayments to the main Canadian defined benefit pension plan	$–	$–	$(600)
Other operating cash flows	1,950	1,328	1,112

Cash provided by operating activities	1,950	1,328	512
Cash used in investing activities	(1,597)	(1,011)	(1,044)
Change in restricted cash and cash equivalents used to collateralize letters of credit(2)	411	–	–
Dividends paid	(244)	(223)	(193)
Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	10	(1)	1

Free cash(1)	530	93	(724)
Cash provided by financing activities, excluding dividend payment	24	193	410
Change in restricted cash and cash equivalents used to collateralize letters of credit(2)	(411)	–	–

Increase (decrease) in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	143	286	(314)
Cash and cash equivalents at beginning of year	333	47	361

Cash and cash equivalents at end of year	$476	$333	$47

(1) Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Free cash is discussed further in Section 15, Non-GAAP Measures.

(2) Changes in Restricted cash and cash equivalents related to collateralized letters of credit are discussed further in Section 21, Business Risks.

There was positive free cash of $530 million in 2013, and positive free cash of $93 million in 2012. This improvement in free cash in 2013 was primarily due to improved pre-tax earnings partially offset by:

☐	higher additions to properties;

☐	higher income tax payments;

☐	the purchase of materials as part of the Company’s insourcing strategy;

☐	a loan made to a court appointed trustee to facilitate the acquisition of a building; and

☐	proceeds from the sale of long-term floating rate notes in 2012.

There was positive free cash of $93 million in 2012, and negative free cash of $724 million in 2011. This increase was primarily due to:

☐	lower pension contributions compared with 2011, which included a $600 million voluntary prepayment to the Company’s main Canadian defined benefit pension plan;

☐	higher cash generating earnings: the labour restructuring and asset impairment charges in the fourth quarter of 2012 did not result in any significant cash outflows; and

☐	higher proceeds from the sale of long-term floating rate notes in 2012.

This increase was partially offset by higher additions to properties associated with our capital program.

56	2013 ANNUAL REPORT

CANADIAN PACIFIC

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

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of our operations and underlying business trends impacting our cost control strategy.

Operating income, excluding significant items, provides a measure of the profitability of the railway on an ongoing basis. Operating ratio, excluding significant items, calculated as operating expenses, excluding significant items divided by revenues, provides the percentage of revenues used to operate the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income that allows a multi-period assessment of long-term profitability and also allows management and other external users of our consolidated financial statements to compare our profitability on a long-term basis with that of our peers.

Diluted earnings per share, excluding significant items, provides the same information on a per share basis.

Significant Items

Significant items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets and other items that are not normal course business activities.

In 2013, there were five significant items included in Net income as follows:

☐

in the fourth quarter, we recorded an asset impairment charge and accruals for future costs totaling $435 million ($257 million after tax) relating to the anticipated sale of DM&E West, discussed further in Section 9, Operating Expenses;

☐

in the fourth quarter, we recorded management transition costs related to the retirement of our Chief Financial Officer and the appointment of our new Chief Financial Officer of $5 million ($4 million after tax), discussed further in Section 20, Future Trends and Commitments;

☐

in the fourth quarter, we recorded a recovery of $7 million ($5 million after tax) for our 2012 labour restructuring initiative due to favourable experience gains, discussed further in Section 9, Operating Expenses;

☐

in the third quarter, we recorded an income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate, discussed further in Section 10, Other Income Statement Items; and

☐	in the first quarter, we recorded a recovery of US$9 million (US$6 million after tax) related to settlement of certain management transition amounts which had been subject to legal proceedings.

In 2012, there were six significant items included in Net income as follows:

☐

in the fourth quarter, we recorded an asset impairment charge of $185 million ($111 million after tax) with respect to the option to build into the Powder River Basin and another investment, discussed further in Section 9, Operating Expenses;

☐	in the fourth quarter, we recorded an asset impairment charge of $80 million ($59 million after tax) related to a certain series of locomotives, discussed further in Section 9, Operating Expenses;

☐	in the fourth quarter, we recorded a labour restructuring charge of $53 million ($39 million after tax) as part of a restructuring initiative, discussed further in Section 9, Operating Expenses;

☐

in the second quarter, we recorded a charge of $42 million ($29 million after tax) with respect to compensation and other management transition costs, discussed further in Section 9, Operating Expenses;

☐

during the first and second quarters, we incurred advisory fees of $27 million ($20 million after tax) related to shareholder matters, discussed further in Section 10, Other Income Statement Items; and

☐

in the second quarter, we recorded an income tax expense of $11 million as a result of the change in the province of Ontario’s corporate income tax rate, discussed further in Section 10, Other Income Statement Items.

In 2011, there were two significant items included in Net income:

☐	in the fourth quarter, we incurred advisory fees of $6 million ($5 million after tax) related to shareholder matters, discussed further in Section 10, Other Income Statement Items.

☐	in the fourth quarter, we recorded the $37 million benefit resulting from the resolution of certain tax matters, discussed further in Section 10, Other Income Statement Items.

2013 ANNUAL REPORT	57

CANADIAN PACIFIC

The following tables reconcile Operating expenses, excluding significant items, Operating income, excluding significant items and Income, excluding significant items to Operating expenses, Operating income and Net income, respectively, and Diluted earnings per share, excluding significant items and operating ratio, excluding significant items to Diluted earnings per share and operating ratio.

Reconciliation of Non-GAAP Measures to GAAP Measures

	For the year ended December 31			For the three months ended December 31
(in millions)	2013	2012	2011	2013	2012

Operating expenses, excluding significant items(1)	$4,289	$4,386	$4,210	$ 1,060	$ 1,124

Add (less) significant items:
Labour restructuring	(7)	53	–	(7)	53
Asset impairments	435	265	–	435	265
Management transition costs	(4)	42	–	5	–

Operating expenses as reported	$4,713	$4,746	$4,210	$ 1,493	$ 1,442

Operating income, excluding significant items(1)	$1,844	$1,309	$967	$ 547	$ 378

Less (add) significant items:
Labour restructuring	(7)	53	–	(7)	53
Asset impairments	435	265	–	435	265
Management transition costs	(4)	42	–	5	–

Operating income as reported	$1,420	$949	$967	$ 114	$ 60

Income, excluding significant items(1)	$1,132	$753	$538	$ 338	$ 224

Less (add) significant items, net of tax:
Labour restructuring	(5)	39	–	(5)	39
Asset impairments	257	170	–	257	170
Management transition costs	(2)	29	–	4	–
Advisory fees related to shareholder matters	–	20	5	–	–
Resolution of certain tax matters	–	–	(37)	–	–
Income tax rate change	7	11	–	–	–

Net income as reported	$875	$484	$570	$82	$15

(1) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and other significant items are described in this section.

	For the year ended December 31			For the three months ended December 31
Diluted earnings per share	2013	2012	2011	2013	2012

Excluding significant items	$6.42	$4.34	$3.15	$1.91	$1.28
Less (add) significant items:
Labour restructuring	(0.03)	0.22	–	(0.03)	0.22
Asset impairments	1.46	0.98	–	1.45	0.98
Management transition costs	(0.01)	0.17	–	0.02	–
Advisory fees related to shareholder matters	–	0.12	0.03	–	–
Income tax rate change	0.04	0.06	(0.22)	–	–

Diluted earnings per share as reported	$4.96	$2.79	$3.34	$0.47	$0.08

58	2013 ANNUAL REPORT

CANADIAN PACIFIC

Operating ratio	For the year ended December 31			For the three months ended December 31
	2013	2012	2011	2013	2012

Excluding significant items	69.9%	77.0%	81.3%	65.9%	74.8%
Add (less) significant items:
Labour restructuring	(0.1)%	0.9%	–	(0.4)%	3.5%
Asset impairments	7.1%	4.7%	–	27.1%	17.7%
Management transition costs	(0.1)%	0.7%	–	0.3%	–

Operating ratio as reported	76.8%	83.3%	81.3%	92.9%	96.0%

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. The measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Free cash is discussed further and is reconciled to the change in cash and cash equivalents as presented in the financial statements in Section 14, Liquidity and Capital Resources. Cash provided by financing activities, excluding dividend payments, reflects financing activities cash flows not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

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

The interest coverage ratio, excluding significant items, also referred to as Adjusted interest coverage ratio, is calculated as Adjusted EBIT divided by Net interest expense. By excluding significant items which affect EBIT, Adjusted interest coverage ratio provides a metric that is more comparable on a period to period basis. Interest coverage ratio and Adjusted interest coverage ratio are discussed further in Section 14, Liquidity and Capital Resources.

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 6, Operating Results.

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income, less Other income and charges. Adjusted EBIT is calculated as Operating income, excluding significant items less Other income and charges, excluding significant items that are reported in Other income and charges on our income statement. A reconciliation of Operating income for the years ended December 31, 2013 and 2012 to EBIT and Adjusted EBIT, each for the years ended December 31, 2013 and 2012, is presented below:

Reconciliation of EBIT and Adjusted EBIT to Operating income

(in millions)	2013	2012	2011

Adjusted EBIT for the year ended December 31(1)	$1,827	$1,299	$955
Less (add) significant items:
Labour restructuring	(7)	53	–
Asset impairments	435	265	–
Management transition	(4)	42	–
Advisory costs related to shareholder matters	–	27	6

EBIT for the year ended December 31(1)	1,403	912	949
Add (less):
Other income and charges	17	37	18

Operating income for the year ended December 31	$1,420	$949	$967

(1) EBIT and Adjusted EBIT have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and significant items are described in this section.

2013 ANNUAL REPORT	59

CANADIAN PACIFIC

16. BALANCE SHEET

Total Assets

Total assets were $17,060 million at December 31, 2013, compared with $14,727 million at December 31, 2012. This increase was primarily due to increases in:

☐	discount rates and equity returns which resulted in a net asset position for our main Canadian defined benefit pension plan, shown as Pension asset;

☐	Properties due to our 2013 capital additions in excess of depreciation and changes in FX;

☐	Restricted cash and cash equivalents used to collateralize letters of credit, discussed further in Section 14, Liquidity and Capital Resources;

☐	Deferred income taxes reflecting our current estimate of loss carry forward amounts expected to be utilized in 2014;

☐	Other assets driven by a loan to a court appointed trustee to facilitate the purchase of a building; and

☐	Materials and supplies to support our capital program, including the purchase of mechanical and engineering materials as part of the Company’s insourcing strategy.

This increase was partially offset by the anticipated sale of DM&E West assets, shown as Assets held for sale at fair value, discussed further in Section 9, Operating Expenses.

Total Liabilities

Total liabilities were $9,963 million at December 31, 2013, compared with $9,630 million at December 31, 2012. This increase was primarily due to higher Deferred income tax liabilities as a result of deferred income taxes on earnings and Other Comprehensive income, FX and higher current deferred income tax assets, as well as an increase in Long-term debt due to FX partly offset by debt payments. This increase was partially offset by lower Pension and other benefit liabilities primarily due to higher discount rates, favourable investment returns and pension plan amendments, discussed further in Section 22, Critical Accounting Estimates.

Shareholders’ Equity

At December 31, 2013, our Consolidated Balance Sheets reflected $7,097 million in equity, compared with $5,097 million at December 31, 2012. This increase was primarily due to:

☐	higher Net income in excess of dividends;

☐

decrease in Accumulated other comprehensive loss related to our main Canadian defined benefit pension plan driven by an increase in discount rates, favourable investment returns, pension plan amendments as well as the amortization of pension plan losses; and

☐	increase in Share capital as stock options were exercised.

Share Capital

At February 28, 2014, 175,679,130 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At February 28, 2014, 3.5 million options were outstanding under our MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison, Mr. Keith Creel and Mr. Bart W. Demosky. 2.4 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

60	2013 ANNUAL REPORT

CANADIAN PACIFIC

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.3500	March 28, 2014	April 28, 2014
$0.3500	December 27, 2013	January 27, 2014
$0.3500	September 27, 2013	October 28, 2013
$0.3500	June 28, 2013	July 29, 2013
$0.3500	March 28, 2013	April 29, 2013
$0.3500	December 28, 2012	January 28, 2013
$0.3500	September 28, 2012	October 29, 2012
$0.3500	June 22, 2012	July 30, 2012
$0.3000	March 30, 2012	April 30, 2012
$0.3000	December 30, 2011	January 30, 2012
$0.3000	September 30, 2011	October 31, 2011
$0.3000	June 24, 2011	July 25, 2011
$0.2700	March 25, 2011	April 25, 2011

17. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP, that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and gives the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and gives lower priority to these inputs.

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

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,572 million and a carrying value of $4,876 million at December 31, 2013. At December 31, 2012, long-term debt had a fair value of approximately $5,688 million and a carrying value of $4,690 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

Financial Risk Management

Derivative Financial Instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

2013 ANNUAL REPORT	61

CANADIAN PACIFIC

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

Foreign Exchange Management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

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

At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During 2013, an unrealized foreign exchange gain of $18 million was recorded in Other income and charges in relation to these derivatives, compared to an unrealized loss of $4 million in 2012 and a realized and unrealized gain of $8 million in 2011. Gains recorded in Other income and charges were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million of which $6 million was included in Other current assets and $19 million in Other assets with the offset reflected as an unrealized gain of $5 million in Accumulated other comprehensive loss and as an unrealized gain of $20 million in Retained earnings. At December 31, 2012, the unrealized gain derived from these FX forwards was $8 million which was included in Other assets with the offset reflected as an unrealized gain of $6 million in Accumulated other comprehensive loss and as an unrealized gain of $2 million in Retained earnings.

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

62	2013 ANNUAL REPORT

CANADIAN PACIFIC

Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps, designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Interest Rate Swaps

At December 31, 2013 and December 31, 2012, the Company had no outstanding interest rate swaps, nor did it enter into or unwind any such transactions during 2013.

During 2011, the Company amortized $5 million of deferred gains to Net interest expense relating to interest rate swaps previously unwound in 2010 and 2009. In addition, during 2011, the Company amortized $2 million of deferred gains to Other income and charges as a result of the redemption of 5.75% May 2013 Notes, discussed further in Section 14, Liquidity and Capital Resources. These gains were deferred as a fair value adjustment to the underlying debts that were hedged and were amortized to Net interest expense until the debts were redeemed in 2011.

Treasury Rate Locks

At December 31, 2013, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totaling $22 million, unchanged from December 31, 2012. This amount is composed of various unamortized gains and losses related to specific debts which are reflected in Accumulated other comprehensive loss and are amortized to Net interest expense in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to Net interest expense and Other comprehensive loss in 2013 and comparative periods.

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

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel cost recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy Futures

During the first quarter of 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during 2013 for proceeds of $2 million.

During the twelve months ended December 31, 2013, the impact of settled swaps decreased Fuel expense by $2 million, as a result of realized gains on diesel swaps compared to $1 million in 2012 and $8 million in 2011.

At December 31, 2013, the Company had no outstanding diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

18. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At December 31, 2013, the Company had residual value guarantees on operating lease commitments of $159 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2013, these accruals amounted to $6 million and $6 million as at December 31, 2012.

19. CONTRACTUAL COMMITMENTS

The accompanying table indicates our obligations and commitments to make future payments for contracts, such as debt, capital lease and commercial arrangements.

2013 ANNUAL REPORT	63

CANADIAN PACIFIC

Contractual Commitments

At December 31, 2013

Payments due by period (in millions)	Total	2014	2015 & 2016	2017 & 2018	2019 & beyond

Contractual commitments
Long-term debt	$4,625	$50	$157	$725	$3,693
Capital lease	280	139	9	7	125
Operating lease(1)	684	121	187	120	256
Supplier purchase	1,515	195	321	285	714
Other long-term liabilities(2)	679	126	136	115	302

Total contractual commitments	$7,783	$631	$810	$1,252	$5,090

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $159 million, discussed further in Section 18, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above, as management believes that we will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2014 to 2023. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 22, Critical Accounting Estimates. Deferred income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2019 & beyond” category in this table. Deferred income taxes are discussed further in Section 22, Critical Accounting Estimates.

20. FUTURE TRENDS AND COMMITMENTS

Agreements and Recent Developments

Changes in Executive Officers

On November 29, 2013, the Company announced Mr. Bart W. Demosky was appointed Executive Vice President and Chief Financial Officer effective December 28, 2013. Mr. Demosky replaced Mr. Brian Grassby, who retired from his role as Senior Vice President, Chief Financial Officer and Treasurer as announced on October 23, 2013.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $160.65 at December 31, 2013, an increase of $59.75 per share from $100.90 at December 31, 2012. The market value per CP common share, as listed on the Toronto Stock Exchange was $100.90 at December 31, 2012, an increase of $31.89 per share from $69.01 at December 31, 2011.

Environmental

Cash payments related to our environmental remediation program, described in Section 22, Critical Accounting Estimates, totaled $9 million in 2013, compared with $11 million in 2012 and $15 million in 2011. Cash payments for environmental initiatives are estimated to be approximately $14 million in 2014, $11 million in 2015, $10 million in 2016 and a total of approximately $55 million over the remaining years through 2023, which will be paid in decreasing amounts. All payments will be funded from general operations.

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

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. We are liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through our bi-lateral letter of credit facility.

64	2013 ANNUAL REPORT

CANADIAN PACIFIC

Capital Commitments

We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we have entered contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2014 through 2046. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

At December 31, 2013

Amount of commitments per period (in millions)	Total	2014	2015 & 2016	2017 & 2018	2019 & beyond

Commitments
Letters of credit	$394	$394	$–	$–	$–
Capital commitments	569	367	143	26	33

Total commitments	$963	$761	$143	$26	$33

Pension Plan Surplus And Deficit

A description of our future expectations related to the Company’s pension plans are included in Section 22, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $33 million in 2013, compared with $22 million in 2012 and $27 million in 2011. Cash payments for restructuring initiatives are estimated to be approximately $31 million in 2014, $10 million in 2015, $6 million in 2016, and a total of approximately $8 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

21. BUSINESS RISKS

In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs we have in place, there are certain circumstances where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.

As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, and reputational impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which we are exposed, nor will our mitigation strategies eliminate all risks listed.

Competition

We face significant competition for freight transportation in Canada and the U.S., including competition from other railways, and pipelines, trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of our competitors could impact our competitiveness and have a materially adverse impact on our business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

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

☐	renewing and maintaining infrastructure to enable safe and efficient operations;

☐	improving handling through our operating plan to reduce costs and enhance quality and reliability of service; and

☐	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

Revolving Credit Facility

During November of 2013, CP extended its revolving credit agreement, dated October 31, 2011, by 3 years to November 29, 2018. The amended agreement is with 13 highly rated financial institutions for a committed amount of $1.165 billion and also contains an uncommitted accordion

2013 ANNUAL REPORT	65

CANADIAN PACIFIC

feature to a maximum size of $1.5 billion. The agreement can accommodate draws of cash and/or letters of credit at market competitive pricing. At December 31, 2013, the facility was undrawn. The weighted average annualized interest rate of the facility for drawn funds was nil in 2013 compared to 2.94% in 2012 and 1.98% in 2011. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2013, the Company satisfied this threshold stipulated in the financial covenant. In addition, should our senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

Bilateral Letter of Credit Facilities

During 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. The agreements have varying expiration dates with the earliest expiry in August 2014. Under these agreements, the Company has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Collateral provided includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximates market value and is shown separately as Restricted cash and cash equivalents on the Consolidated Balance Sheets.

At December 31, 2013, under its bilateral facilities the Company had letters of credit drawn of $394 million from a total available amount of $585 million. Prior to these bilateral agreements letters of credit were drawn under the Company’s revolving credit facility. At December 31, 2013, Cash and cash equivalents of $411 million were pledged as collateral and recorded as Restricted cash and cash equivalents on the Consolidated Balance Sheets. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

Regulatory Change

Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how we manage many aspects of our railway operations and business activities. Our operations are primarily regulated by the Canadian Transportation Agency (“the Agency”) and Transport Canada in Canada and the Federal Railroad Administration and the Surface Transportation Board in the U.S. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environmental and other matters. No assurance can be given to the content, timing or effect on CP of any anticipated additional legislation or future legislative action.

The Canada Transportation Act (“CTA”) provides shipper rate and service remedies, including Final Offer Arbitration (“FOA”), competitive line rates and compulsory inter-switching in Canada. The Agency regulates the grain revenue entitlement, commuter and passenger access, FOA, and charges for ancillary services and railway noise. For the grain crop year beginning August 1, 2013 the Agency announced a 1.8% decrease in the Volume-Related Composite Price Index (“VRCPI”), a cost inflator used in calculating the grain maximum revenue entitlement for CP and Canadian National Railway. Grain revenues are impacted by several factors including volumes and VRCPI.

Transport Canada regulates safety-related aspects of our railway operations in Canada through the Railway Safety Act (“RSA”). On October 7, 2011, the Government introduced amendments to the RSA. The Bill received Royal Assent on May 17, 2012. The amendments to the RSA do not have a material impact on CP’s operating practices. On August 12, 2008, Transport Canada announced a review focused on understanding the nature and extent of problems and best practices within the logistics chain, with a focus on railway performance in Canada. On March 18, 2011 the panel conducting the review released its final report and the Government of Canada announced its response. On the same day, the federal government announced a series of supply chain initiatives to take place over the next several months, including the intention to table a bill to give shippers the right to a service agreement. Prior to tabling legislation on rail service, the Minister appointed a facilitator to lead a process between railways and shippers to develop a service agreement template and a commercial dispute resolution. The facilitator’s report was issued on June 22, 2012. The report provides guidance on how rail service can be negotiated between a shipper and a railway, through a service agreement template, and a process for commercial dispute resolution.

After the tragic accident in Lac-Megantic, Quebec in July of 2013, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. These changes do not have a material impact on CP’s operating practices.

On December 11, 2012 the Government of Canada introduced proposed legislation to amend the CTA to require a railway company, on a shipper’s request, to make the shipper an offer to enter into a contract respecting the manner in which the railway company must fulfill its service obligations to the shipper. To exercise the new right to a service contract, a shipper will first have to request one from the railway. The railway will then be obligated to respond within 30 days. If an agreement cannot be reached through commercial negotiations, service arbitration would be available to a shipper to establish the terms of service. To access the remedy, a shipper would have to satisfy the Agency that an attempt was made to resolve the matter with the railway. On June 26, 2013 this legislation received Royal Assent. It is too soon to determine if these actions will have a material impact on the Company’s financial condition and results of operations.

66	2013 ANNUAL REPORT

CANADIAN PACIFIC

The FRA regulates safety-related aspects of our railway operations in the U.S. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance. The Railway Safety Improvement Act (“RSIA”) requires, among other things, the implementation of Positive Train Control by the end of 2015, limits freight rail crews’ duty time, and requires development of a crew fatigue management plan. The requirements imposed by this legislation could have an adverse impact on the Company’s financial condition and results of operations. The FRA filed a report to Congress in August 2012 stating the legislated implementation deadline is not feasible due to significant technical issues beyond the railroads’ control. As of May 2013, the concern arose that the Federal Communications Commission (“FCC”) process will not allow the railroads to complete the required self-certification for the approximately 22,000 needed radio antennae across the U.S. rail network in a timely fashion.

There is ongoing discussion with Canadian and American regulators concerning amendments to the regulation for the transportation of hazardous commodities including the tank cars used for the transportation of crude oil. The freight rail industry petitioned the Pipeline and Hazardous Materials Safety Administration (“PHMSA”) in 2011 to adopt the industry’s new tank car standards and, in the absence of PHMSA action, required new cars be built to those standards for the transport of crude oil and ethanol. In November 2013, the industry renewed its request to PHMSA and also urged that existing cars used for crude oil and ethanol be retrofitted to the higher standard or phased out of flammable service. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Congress did not reauthorize the RSIA and the Passenger Rail Investment and Improvement Act which expired at the end of September of 2013. It is uncertain whether legislation will be enacted in 2014. A separate Senate bill has been introduced in the current Congress to extend the PTC implementation deadline by five years. The Surface Transportation Board regulates commercial aspects of CP’s railway operations in the U.S. The STB is an economic regulatory agency that Congress charged with the fundamental mandate of resolving railroad rate and service disputes and reviewing proposed railroad mergers. The STB serves as both an adjudicatory and a regulatory body. Matters pending before the STB include proposed rules to address its rate case processes and a petition by the National Industrial Transportation League for new reciprocal switching rules. A new STB Commissioner is awaiting Senate confirmation. To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada.

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

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which

2013 ANNUAL REPORT	67

CANADIAN PACIFIC

outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to US$325 million. As at December 31, 2013, total expenditures related to PTC were approximately $146 million, including approximately $23 million and $51 million for the fourth quarter and full year of 2013 respectively, discussed further in Section 14, Liquidity and Capital Resources.

Labour Relations

Currently none of our union agreements are under renegotiation. All of the Canadian bargaining agreements are in place through at least December 31, 2014. All of our U.S. collective bargaining agreements are in place until the end of 2014, with the exception of two agreements on the DM&E which became amendable at the end of 2013.

At December 31, 2013, approximately 77% of our workforce was unionized and approximately 75% of our workforce was located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent our employees in Canada and all 32 bargaining units that represent employees in our U.S. operations.

Canada

We are party to collective agreements with seven bargaining units in our Canadian operations. As of December 31, 2013, agreements were in place with all seven bargaining units.

Of the collective agreements that are in effect, four expire at the end of 2017 (Canadian Pacific Police Association (“CPPA”) – representing CP police employees, United Steelworkers (“USW”) – representing clerical workers, Teamster Canada Rail Conference (“TCRC”) – Maintenance of Way Employees Division (“MWED”) – representing track maintenance employees and the International Brotherhood of Electrical Workers (“IBEW”) – representing signals employees). Agreements with the TCRC, representing running trade employees (“TCRC-RTE”) and the TCRC-RCTC, representing rail traffic controllers, expire at the end of 2014. Our agreement with the Unifor, previously the Canadian Auto Workers (“CAW”) which represents our car and locomotive repair employees will also expire at the end of 2014.

U.S.

We are party to collective agreements with fourteen bargaining units of our Soo Line subsidiary, thirteen bargaining units of our Delaware & Hudson (“D&H”) subsidiary, and five bargaining units of our DM&E subsidiary.

Soo Line has settled contracts with all fourteen bargaining units representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, sheet metal workers, and mechanical labourers as a result of national bargaining with the other U.S. Class I railroads.

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

DM&E has agreements in place with five bargaining units which cover all DM&E engineers and conductors, signal and communication workers, mechanics and maintenance of way workers. The agreement with the bargaining unit covering track maintainers was ratified November 27, 2012, and was fully effective January 1, 2013.

All collective bargaining agreements with our three U.S. subsidiaries become amendable December 31, 2014, except the locomotive engineers and conductors agreements on the DM&E which became amendable December 31, 2013. Notices were timely served for contract changes to the locomotive engineers and conductors on the DM&E represented by the Brotherhood of Locomotive Engineers and Trainmen and the United Transportation Union pursuant to Section 6 of the Railway Labor Act. Schedules will be established with each organization for negotiations.

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

We have implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual corporate Operations Environmental Plan states our current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. We also undertake environmental impact assessments and risk assessments. There is continued focus on

68	2013 ANNUAL REPORT

CANADIAN PACIFIC

preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

We have developed an environmental audit program that comprehensively, systematically and regularly assesses our facilities for compliance with legal requirements and our policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and five review meetings with the Safety, Operations and Environment Committee established by the Board of Directors.

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

Our mitigation strategy consists of fuel cost recovery programs which reflect changes in fuel costs that are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

Foreign Exchange Risk

Although we conduct our business primarily in Canada, a significant portion of our revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, our results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.05 per share. On an annualized basis, a $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $35 million and negatively (or positively) impacts Operating expenses by approximately $20 million. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, we may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by us more or less competitive in the world marketplace and may in turn positively or negatively affect our revenues. Foreign exchange management is discussed further in Section 17, Financial Instruments.

2013 ANNUAL REPORT	69

CANADIAN PACIFIC

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

General and Other Risks

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation hazard commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings Related to Lac-Megantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Megantic, Quebec on a section of railway line owned by MM&A. The day before CP had interchanged the train to MM&A, but after the interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was later added as a named party in the administrative action on August 14, 2013.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Megantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings or any proceeding that may be commenced in the future.

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

70	2013 ANNUAL REPORT

CANADIAN PACIFIC

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

We are also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increases in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

22. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, we review our estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities, long-term floating rate notes and goodwill.

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

2013 ANNUAL REPORT	71

CANADIAN PACIFIC

At December 31, 2013 and 2012, the accrual for environmental remediation on our Consolidated Balance Sheets amounted to $90 million and $89 million respectively, of which the long-term portion amounting to $76 million in 2013 and $77 million in 2012 was included in Other long-term liabilities and the short-term portion amounting to $14 million in 2013 and $12 million in 2012 was included in Accounts payable and accrued liabilities. Total payments were $9 million in 2013 and $11 million in 2012. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $4 million in 2013 and a decrease of $1 million in 2012.

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

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates our best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s investments in public equity securities and absolute return investments (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure investments, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value.

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

2013 Developments

CP reached agreements with all of the unions with which it had been bargaining in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as before, but with a dollar limit on the pension amount for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to Other comprehensive income and reduction of Accumulated other comprehensive loss as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

At the date of the plan amendments, we assessed the significance of such amendments to the consolidated financial statements and determined that a remeasurement of plan assets and obligations as of the date of the above plan amendments was not warranted.

Pension Liabilities and Pension Assets

We included pension benefit liabilities of $218 million in Pension and other benefit liabilities and $9 million in Accounts payable and accrued liabilities on our December 31, 2013 Consolidated Balance Sheets. We also included post-retirement benefits accruals of $351 million in Pension and other benefit liabilities and $21 million in Accounts payable and accrued liabilities on our December 31, 2013 Consolidated Balance Sheets. Accruals for self-insured workers compensation and long-term disability benefit plans are discussed in the Legal and Personal Injury Liabilities section below.

We included pension benefit assets of $1,028 million in Pension asset on our December 31, 2013 Consolidated Balance Sheets.

Net Periodic Benefit Costs

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on our December 31, 2013 Consolidated Statements of Income. Combined net periodic benefit costs for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $77 million in 2013, compared with $76 million in 2012.

72	2013 ANNUAL REPORT

CANADIAN PACIFIC

Net periodic benefit costs for pensions were $50 million in 2013, compared with $46 million in 2012. The portion of this related to defined benefit pensions was $43 million in 2013, compared with $41 million in 2012, and the portion related to defined contribution pensions (equal to contributions) was $7 million in 2013, compared with $5 million for 2012. Net periodic benefit costs for post retirement benefits were $27 million in 2013, compared with $30 million in 2012.

We estimate net periodic benefit credits for defined benefit pensions to be approximately $50 million in 2014, and we estimate net periodic benefit costs for defined contribution pensions to be approximately $7 million in 2014. Net periodic benefit costs for post-retirement benefits in 2014 are not expected to differ materially from the 2013 costs.

Pension Plan Contributions

We made contributions of $98 million to the defined benefit pension plans in 2013, compared with $102 million in 2012.

Our main Canadian defined benefit pension plan accounts for 96% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. Our 2011, 2010 and 2009 contributions included voluntary prepayments of $600 million in December 2011, $650 million in September 2010 and $500 million in December 2009 to our main Canadian defined benefit pension plan. We have significant flexibility with respect to the rate at which we apply these voluntary prepayments to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

We estimate our aggregate pension contributions to be in the range of $90 million to $110 million per year from 2014 to 2016. These estimates reflect our current intentions with respect to the rate at which we will apply the December 2009, September 2010 and December 2011 voluntary prepayments against contribution requirements in the next few years.

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

Pension Plan Risks

Fluctuations in the deficit and net periodic benefit costs for pensions can result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities. The impact of changes in long-term rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

If the rate of investment return on the plans’ public equity securities in 2013 had been 10 percentage points higher (or lower) than the actual 2013 rate of investment return on such securities, 2014 net periodic benefit costs for pensions would be lower (or higher) by $20 million. Changes in bond yields can result in changes to discount rates and to changes in the value of fixed income assets. If the discount rate as at December 31, 2013 had been higher (or lower) by 0.1% with no related changes in the value of the pension funds’ investment in fixed income assets, 2014 net periodic benefit costs for pensions will be lower (or higher) by $13 million. However, a change in bond yields would also lead to a change in the value of the pension funds’ investment in fixed income assets, and this change will partially offset the impact to net periodic benefit costs noted above.

We estimate that a 1.0 percentage point increase (or decrease) in the discount rate would decrease (or increase) our defined benefit pension plans’ projected benefit obligations approximately by $1,350 million. Similarly, for every 1.0 percentage point the actual return on assets varies above by (or below) the estimated return for the year, the value of the defined benefit pension plans’ assets would increase (or decrease) by approximately $100 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

Fluctuations in the post-retirement benefit obligation also can result from changes in the discount rate used. A 1.0 percentage point increase (decrease) in the discount rate would decrease (increase) the liability by approximately $50 million.

CP continues to review its pensioner mortality experience to ensure that the mortality assumption continues to be appropriate, or to determine what changes to the assumption are needed.

The plans’ investment policies provide a target allocation of between 35% and 50% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in fixed income securities which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.

The Finance Committee of the Board of Directors’ regularly reviews the asset allocation policy for the Company’s defined benefit pension plans. During 2013, allocation ranges were revised. Permitted investments currently includes public equity, fixed income, real estate and infrastructure, and absolute return investments.

2013 ANNUAL REPORT	73

CANADIAN PACIFIC

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

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of our operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of Properties on our Consolidated Balance Sheets. At December 31, 2013 and 2012, accumulated depreciation was $6,184 million and $6,268 million, respectively.

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

We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair values and an impairment loss is recognized. See Section 9, Operating Expenses for details of the impairment associated with the anticipated sale of DM&E West in 2013 and impairment on locomotives and the PRB in 2012.

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

Deferred income tax expense totalling $212 million was included in Income tax expense for 2013 and $140 million was included in Income tax expense in 2012. The increase in deferred income tax expense in 2013 was primarily due to higher earnings, partially offset by the higher asset impairment related to the anticipated sale of the DM&E West in 2013 compared to the impairment of various assets during 2012. At December 31, 2013 and 2012, deferred income tax liabilities of $2,903 million and $2,092 million, respectively, were recorded as a long-term liability and comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $344 million realizable within one year were recorded as a current asset compared to $254 million at December 31, 2012.

Legal and Personal Injury Liabilities

We are involved in litigation in Canada and the U.S. related to our business. Management is required to establish estimates of the potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

Accruals for incidents, claims and litigation, including WCB accruals, totaled $158 million, net of insurance recoveries, at December 31, 2013 and $172 million at December 31, 2012. At December 31, 2013 and 2012 respectively, the total accrual included $89 million and $105 million in Pension and other benefit liabilities, $14 million and $13 million in Other long-term liabilities and $63 million and $55 million in Accounts payable and accrued liabilities, offset by $7 million and $nil million in Accounts receivable, and $1 million and $1 million in Other assets.

Legal Liabilities

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

74	2013 ANNUAL REPORT

CANADIAN PACIFIC

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

Personal Injury Liabilities

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and B.C., claims administered through the Workers’ Compensation Board are actuarially determined. In the provinces of Saskatchewan and Alberta, we are assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program, but are covered by U.S. federal law for railway employees. Although we manage in the U.S. using a case-by-case comprehensive approach, for accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.

Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Consolidated Statements of Income, amounted to $40 million in 2013. The amount in 2012 was $60 million and $74 million in 2011.

Long-term Floating Rate Notes

At December 31, 2013 and at December 31, 2012, the Company had no remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”)).

During 2012, the Company sold all its remaining MAV 2 Class A-1 and A-2 Notes which had a carrying value of $81 million for proceeds of $81 million. These notes had an original cost of $105 million.

Accretion, redemption of notes and other minor changes in market assumptions resulted in a net gain of $2 million in 2012 compared to $15 million in 2011, which were reported in Other income and charges.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 were similar to those used at December 31, 2011, and incorporated probability weighted discounted cash flows and considered the best available public information regarding market conditions and other factors that a market participant would consider for such investments.

Goodwill

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

The 2013 and 2012 annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 47% and 46% respectively.

The impairment test was performed primarily using an income approach based on discounted cash flows. A discount rate of 10.0% was used, based on the weighted average cost of capital. The 2012 impairment test used a discount rate of 10.5%. A change in discount rates of 0.25% would change the valuation by 4.0 to 5.0%. The valuation used revenue growth projections ranging from 4.0% to 7.4% annually. The revenue growth projection in the 2012 impairment test was 3.0% to 16.5%. A change in the long term growth rate of 0.25% would change the valuation by 4.2% to 4.6%. These sensitivities indicate that a prolonged recession or increased borrowing rates could result in an impairment to the carrying value of goodwill in future periods. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies. The derived value of CP U.S. using the income approach compared favourably with the trading multiples of other Class I railroads. The income approach was chosen over the market approach however both approaches conclude that the assets of CP U.S. are fairly valued.

Decreases to the profit projections, which could be caused by a prolonged economic recession, or increases to the discount rate used in the valuation could require an impairment in future periods. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. As at December 31, 2013 goodwill was $150 million and was $146 million in 2012, the increase was primarily due to the favourable impact of the change in FX partially offset by the asset impairment charge associated with the anticipated sale of the DM&E West, discussed further in Section 9, Operating Expenses.

2013 ANNUAL REPORT	75

CANADIAN PACIFIC

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

24. 2013 GUIDANCE UPDATES

2013 Guidance

On January 29, 2013 and in the 2012 annual MD&A, the Company outlined that it expected revenue growth to be in the high single digits; operating ratio to be in the low 70s; and diluted EPS growth to be in excess of 40% from 2012 annual diluted EPS, excluding significant items, of $4.34. CP also outlined that it expected capital expenditures in the range of $1.0 to $1.1 billion in 2013.

Update

On May 7, 2013, the Company announced it would be increasing its 2013 capital expenditures by $75 to $100 million in order to accelerate the timing of certain capital projects originally targeted for future years.

Variance from 2013 Guidance

The Company’s 2013 results for revenue growth, operating ratio and diluted EPS growth were in line with guidance. Revenue growth was 8%, adjusted operating ratio was 69.9% and adjusted EPS was $6.42, an increase of 48%. Adjusted operating ratio and adjusted EPS are discussed further in Section 15, Non-GAAP Measures. Capital expenditures were also consistent with guidance and are discussed further in Section 14, Liquidity and Capital Resources.

25. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

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

Class I railroads: a railroad earning a minimum of US$433.2 million in revenues annually as defined by the Surface Transportation Board in the United States.

CP, the Company: CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

76	2013 ANNUAL REPORT

CANADIAN PACIFIC

CPRL: Canadian Pacific Railway Limited.

D&H: Delaware and Hudson Railway Company, Inc., a wholly owned indirect U.S. subsidiary of CPRL.

DM&E: Dakota, Minnesota & Eastern Railroad Corporation, a wholly owned indirect U.S. Subsidiary of CPRL.

Employee: An individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors and consultants.

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

FRA personal injury rate per 200,000 employee-hours: The number of personal injuries multiplied by 200,000 and divided by total employee hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. FRA Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$9,900 or CDN$9,960 in damage.

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

Locomotive productivity: The daily average GTMs divided by the active road horsepower. Active road horsepower excludes locomotives in yard and short haul service, in repair status, in storage and in use on other railways.

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

Workforce: The total employees plus part time employees, contractors and consultants.

2013 ANNUAL REPORT	77

Canadian Pacific Railway Limited

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2013

Accounting Principles Generally Accepted

In the United States of America

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars

78	2013 ANNUAL REPORT

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

Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee (the “Audit Committee”), consisting of four members, all of whom are independent directors. The Audit Committee reviews the consolidated financial statements with management and the Independent Registered Public Accounting Firm prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the Independent Registered Public Accounting Firm to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of the Independent Registered Public Accounting Firm and internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal auditors and Independent Registered Public Accounting Firm have full access to the Audit Committee, with or without the presence of management.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (1992)”. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2013.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2013 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report, which is included herein.

/s/ Bart W. Demosky Bart W. Demosky	/s/ E. Hunter Harrison E. Hunter Harrison
Executive Vice-President and	Chief Executive Officer
Chief Financial Officer

March 5, 2014

2013 ANNUAL REPORT	79

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Canadian Pacific Railway Limited:

We have audited the accompanying consolidated financial statements of Canadian Pacific Railway Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2013 and 2012 and the consolidated statements of income, comprehensive income (loss), cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2013, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited and subsidiaries as at December 31, 2013 and 2012 and the results of their operations and cash flows for each of the years in the three-year period ended December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2014 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants

March 5, 2014

Calgary, Canada

80	2013 ANNUAL REPORT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and the Shareholders of Canadian Pacific Railway Limited:

We have audited the internal control over financial reporting of Canadian Pacific Railway Limited and subsidiaries (the “Company”) as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2013 of the Company and our report dated March 5, 2014 expressed an unqualified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Accountants

March 5, 2014

Calgary, Canada

2013 ANNUAL REPORT	81

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions of Canadian dollars, except per share data)	2013	2012	2011

Revenues
Freight	$5,982	$5,550	$5,052
Other	151	145	125

Total revenues	6,133	5,695	5,177

Operating expenses
Compensation and benefits (Note 28)	1,418	1,506	1,426
Fuel	1,004	999	968
Materials	249	238	243
Equipment rents	173	206	209
Depreciation and amortization	565	539	490
Purchased services and other (Note 28)	876	940	874
Asset impairments (Note 3)	435	265	–
Labour restructuring (Note 4)	(7)	53	–

Total operating expenses	4,713	4,746	4,210

Operating income	1,420	949	967
Less:
Other income and charges (Note 5)	17	37	18
Net interest expense (Note 6)	278	276	252

Income before income tax expense	1,125	636	697
Income tax expense (Note 7)	250	152	127

Net income	$875	$484	$570

Earnings per share (Note 8)
Basic earnings per share	$5.00	$2.82	$3.37
Diluted earnings per share	$4.96	$2.79	$3.34

Weighted-average number of shares (millions) (Note 8)
Basic	174.9	171.8	169.5
Diluted	176.5	173.2	170.6

Dividends declared per share	$1.4000	$1.3500	$1.1700

See Notes to Consolidated Financial Statements.

82	2013 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

Year ended December 31 (in millions of Canadian dollars)	2013	2012	2011

Net income	$875	$484	$570
Net gain in foreign currency translation adjustments, net of hedging activities	3	11	–
Change in derivatives designated as cash flow hedges	(1)	9	(7)
Change in pension and post-retirement defined benefit plans	1,681	(50)	(883)

Other comprehensive income (loss) before income taxes	1,683	(30)	(890)
Income tax (expense) recovery on above items (Note 9)	(418)	–	240
Equity accounted investments	–	(2)	–

Other comprehensive income (loss) (Note 9)	1,265	(32)	(650)

Comprehensive income (loss)	$2,140	$452	$(80)

See Notes to Consolidated Financial Statements.

2013 ANNUAL REPORT	83

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars)	2013	2012

Assets
Current assets
Cash and cash equivalents (Note 11)	$476	$333
Restricted cash and cash equivalents (Note 18)	411	–
Accounts receivable, net (Note 12)	580	546
Materials and supplies	165	136
Deferred income taxes (Note 7)	344	254
Other current assets	53	60

	2,029	1,329
Investments (Note 13)	92	83
Properties (Note 14)	13,327	13,013
/s/ Paul G. HaggisAssets held for sale (Note 3)	222	–
Goodwill and intangible assets (Note 15)	162	161
Pension asset (Note 23)	1,028	–
Other assets (Note 16)	200	141

Total assets	$17,060	$14,727

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 17)	$1,189	$1,176
Long-term debt maturing within one year (Note 18)	189	54

	1,378	1,230
Pension and other benefit liabilities (Note 23)	657	1,366
Other long-term liabilities (Note 20)	338	306
Long-term debt (Note 18)	4,687	4,636
Deferred income taxes (Note 7)	2,903	2,092

Total liabilities	9,963	9,630

Shareholders’ equity
Share capital (Note 22)	2,240	2,127
Authorized unlimited common shares without par value. Issued and outstanding are 175.4 million and 173.9 million at December 31, 2013 and 2012, respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	34	41
Accumulated other comprehensive loss (Note 9)	(1,503)	(2,768)
Retained earnings	6,326	5,697

	7,097	5,097

Total liabilities and shareholders’ equity	$17,060	$14,727

Commitments and contingencies (Note 26)

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	/s/ Paul G. Haggis	/s/ Richard C. Kelly
	Paul G. Haggis, Director,	Richard C. Kelly, Director,
	Chairman of the Board	Chairman of Audit Committee

84	2013 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2013	2012	2011

Operating activities
Net income	$875	$484	$570
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	565	539	490
Deferred income taxes (Note 7)	212	140	187
Pension funding in excess of expense (Note 23)	(55)	(61)	(647)
Asset impairments (Note 3)	435	265	–
Labour restructuring, net (Note 4)	(29)	50	–
Other operating activities, net	(51)	(84)	(112)
Change in non-cash working capital balances related to operations (Note 10)	(2)	(5)	24

Cash provided by operating activities	1,950	1,328	512

Investing activities
Additions to properties (Note 14)	(1,236)	(1,148)	(1,104)
Proceeds from sale of properties and other assets	73	145	71
Change in restricted cash and cash equivalents	(411)	–	–
used to collateralize letters of credit (Note 18)
Other	(23)	(8)	(11)

Cash used in investing activities	(1,597)	(1,011)	(1,044)

Financing activities
Dividends paid	(244)	(223)	(193)
Issuance of common shares (Note 22)	83	198	29
Issuance of long-term debt (Note 18)	–	71	757
Repayment of long-term debt (Note 18)	(56)	(50)	(401)
Net (decrease) increase in short-term borrowing (Note 18)	–	(27)	28
Other	(3)	1	(3)

Cash (used in) provided by financing activities	(220)	(30)	217

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	10	(1)	1

Cash position
Increase (decrease) in cash and cash equivalents	143	286	(314)
Cash and cash equivalents at beginning of year	333	47	361

Cash and cash equivalents at end of year (Note 11)	$476	$333	$47

Supplemental disclosures of cash flow information:

Income taxes paid (refunded)	$31	$(3)	$4
Interest paid	$295	$278	$271

See Notes to Consolidated Financial Statements.

2013 ANNUAL REPORT	85

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at December 31, 2010	$1,813	$24	$(2,086)	$5,073	$4,824
Net income	–	–	–	570	570
Other comprehensive loss (Note 9)	–	–	(650)	–	(650)
Dividends declared	–	–	–	(198)	(198)
Effect of stock-based compensation expense	–	16	–	–	16
Change to stock compensation awards (Note 24)	–	57	–	–	57
Shares issued under stock option plans (Note 22)	41	(11)	–	–	30

Balance at December 31, 2011	1,854	86	(2,736)	5,445	4,649
Net income	–	–	–	484	484
Other comprehensive loss (Note 9)	–	–	(32)	–	(32)
Dividends declared	–	–	–	(232)	(232)
Effect of stock-based compensation expense	–	25	–	–	25
Shares issued under stock option plans (Note 22)	273	(70)	–	–	203

Balance at December 31, 2012	2,127	41	(2,768)	5,697	5,097
Net income	–	–	–	875	875
Other comprehensive income (Note 9)	–	–	1,265	–	1,265
Dividends declared	–	–	–	(246)	(246)
Effect of stock-based compensation expense	–	17	–	–	17
Shares issued under stock option plans (Note 22)	113	(24)	–	–	89

Balance at December 31, 2013	$2,240	$34	$(1,503)	$6,326	$7,097

See Notes to Consolidated Financial Statements.

86	2013 ANNUAL REPORT

CANADIAN PACIFIC RAILWAY LIMITED

Notes to Consolidated Financial Statements

December 31, 2013

Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. CP provides rail and intermodal transportation services over a network of approximately 14,400 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CP’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1    Summary of significant accounting policies

Generally accepted accounting principles in the United States of America (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with GAAP as codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification.

Principles of consolidation

These consolidated financial statements include the accounts of CP and all its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to investments, restructuring and environmental liabilities, pensions and other benefits, depreciable lives of properties and intangible assets, goodwill, stock-based compensation, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as at December 31, 2013.

Principal subsidiary	Incorporated under the laws of

Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

Revenue recognition

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Volume rebates to customers are accrued as a reduction of freight revenues based on estimated volume and contract terms as freight service is provided. Other revenues, including passenger revenue, revenue from leasing certain assets and switching fees, are recognized as service is performed or contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to government authorities.

Cash and cash equivalents

Cash and cash equivalents include highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less, but exclude cash and cash equivalents pledged as collateral or subject to other restrictions.

2013 ANNUAL REPORT	87

Restricted cash and cash equivalents

Restricted cash and cash equivalents include a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support the Company’s requirement to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Restricted cash and cash equivalents are shown separately on the balance sheets and include highly liquid investments purchased three months or less from maturity and are stated at cost, which approximates market value.

Foreign currency translation

Assets and liabilities denominated in foreign currencies, other than those held through foreign subsidiaries, are translated into Canadian dollars at the year-end exchange rate for monetary items and at the historical exchange rates for non-monetary items. Foreign currency revenues and expenses are translated at the exchange rates in effect on the dates of the related transactions. Foreign exchange gains and losses, other than those arising from the translation of the Company’s net investment in foreign subsidiaries, are included in income.

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Foreign exchange gains and losses arising from translation of these foreign subsidiaries’ accounts are included in “Other comprehensive income (loss)”. The majority of U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on this U.S. dollar-denominated long-term debt are offset against foreign exchange gains and losses arising from translation of foreign subsidiaries’ accounts in “Other comprehensive income (loss)”.

Pensions and other benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity and absolute return investments (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the projected benefit obligation is based on blended market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined on a basis similar to pension costs.

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

Properties

Fixed asset additions and major renewals are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any impairments. When there is a legal obligation associated with the retirement of property, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to fair value.

88	2013 ANNUAL REPORT

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

The costs of large refurbishments are capitalized and locomotive overhauls are expensed as incurred.

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

When depreciable property is retired or otherwise disposed of in the normal course of business, the book value, less net salvage proceeds, is charged to accumulated depreciation and if different than the assumptions under the depreciation study could potentially result in adjusted depreciation expense over a period of years. However, when removal costs exceed the salvage value on assets and the Company has no legal obligation to remove the assets, the removal costs incurred are charged to income in the period in which the assets are removed and are not charged to accumulated depreciation.

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

2013 ANNUAL REPORT	89

Subsequent measurement depends on how the financial instruments have been classified. Accounts receivable and investments, classified as loans and receivables, are measured at amortized cost, using the effective interest method. Certain equity investments, classified as available for sale, are recognized at cost as fair value cannot be reliably established. Cash and cash equivalents are classified as held for trading and are measured at fair value. Accounts payable, accrued liabilities, short-term borrowings, dividends payable, other long-term liabilities and long-term debt, classified as other liabilities, are also measured at amortized cost.

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

All derivative instruments are classified as held for trading and recorded at fair value. Any change in the fair value of derivatives not designated as hedges is recognized in the period in which the change occurs in the Consolidated Statements of Income in the line item to which the derivative instrument is related. On the Consolidated Balance Sheets they are classified in “Other assets”, “Other long-term liabilities”, “Other current assets” or “Accounts payable and accrued liabilities” as applicable. Gains and losses arising from derivative instruments affect the following income statement lines: “Revenues”, “Compensation and benefits”, “Fuel”, “Other income and charges”, and “Net interest expense”.

For fair value hedges, the periodic changes in values are recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedging relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive loss” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive loss” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive loss” are reclassified to the same income or balance sheet account that records the hedged item.

In the Consolidated Statements of Cash Flows, cash flows relating to derivative instruments designated as hedges are included in the same line as the related hedged items.

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

The Company also occasionally enters into foreign exchange forward contracts as part of its short-term cash management strategy. These contracts are not designated as hedges due to their short-term nature and are carried on the Consolidated Balance Sheets at fair value. Changes in fair value are recognized in income in the period in which the changes occur.

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

90	2013 ANNUAL REPORT

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

When appropriate, the Company records a valuation allowance against deferred tax assets to reflect that these tax assets may not be realized. In determining whether a valuation allowance is appropriate, CP considers whether it is more likely than not that all or some portion of CP’s deferred tax assets will not be realized, based on management’s judgment using available evidence about future events.

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

Investment and other similar tax credits are deferred on the Consolidated Balance Sheets and amortized to “Income tax expense” as the related asset is recognized in income.

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

2    Accounting changes

Accumulated other comprehensive income

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2013-02, Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, an amendment to FASB ASC Topic 220. The update requires disclosure of amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present either on the face of the income statement or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For amounts not reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures that provide additional detail about those amounts. This ASU is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2012. The disclosure requirements of this ASU for the year ended December 31, 2013 are presented in Note 9.

2013 ANNUAL REPORT	91

3    Asset impairments

(in millions of Canadian dollars)			2013	2012	2011

Dakota, Minnesota & Eastern Railroad – West	(a	)	$435	$–	$–
Powder River Basin impairment and other investment(1)	(b	)	–	185	–
Impairment loss on locomotives	(c	)	–	80	–

Asset impairment, before tax			$435	$265	$–

(1) Includes impairment of other investment of $5 million

(a) Dakota, Minnesota & Eastern Railroad – West

On January 2, 2014, the Company executed an agreement with Genesee & Wyoming Inc. (“G&W”) for the sale of a portion of CP’s DM&E line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines (“DM&E West”). The sale, which is subject to regulatory approval by the U.S. Surface Transportation Board, is expected to generate approximately US$215 million in gross proceeds, subject to closing adjustments, and is expected to close in 2014.

At December 31, 2013, CP has classified DM&E West as an asset held for sale carried at CDN$222 million, being its estimated fair value less estimated direct selling costs. As a result, in the fourth quarter of 2013, the Company recorded an asset impairment charge and accruals for future costs associated with the sale totaling CDN$435 million ($257 million after-tax). The components of the asset impairment charge and charge for the accruals, which are subject to closing adjustments, that were recorded against income as “Asset impairments” are as follows:

(in millions of Canadian dollars)	2013

Property, plant and equipment	$426
Intangible assets	2
Goodwill	6

Total asset impairment charge	434
Accruals for future costs	1

Total charge	$435

(b) Powder River Basin impairment

As part of the acquisition of DM&E in 2007, CP acquired the option to build a 260 mile extension of its network into coal mines in the Powder River Basin (“PRB”).

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in the fourth quarter of 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. As a result of this decision and in light of the declined market conditions, CP has evaluated the recoverability of the carrying amount of PRB assets and determined that this exceeded the estimated fair value by $180 million. The estimated fair value represents the expected proceeds from the sale of the acquired land, as determined by a comparable market assessment. Other costs associated with the acquisition of DM&E and accumulated by CP since acquisition have been written down to $nil. The amount of the impairment associated with this indefinite deferral was $180 million ($107 million after-tax). The components of the PRB impairment that were charged against income as “Asset impairments” in 2012 are as follows:

(in millions of Canadian dollars)	2012

Option impairment (Note 15)	$26
Construction plans, including capitalized interest	134
Land, land option appraisals, including capitalized interest	20

Total impairment	$180

(c) Impairment loss on locomotives

In the fourth quarter of 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies, and accordingly performed an impairment test on these assets. The impairment test determined that the net book value of these locomotives exceeded their estimated fair value by $80 million. The estimated fair value represents the expected future cashflows from the disposal of these locomotives. The impairment charge of $80 million ($59 million after tax) was recorded in “Asset impairments” and charged against income.

92	2013 ANNUAL REPORT

4    Labour restructuring

In 2013, CP recorded a recovery of $7 million ($5 million after tax) (2012 – a charge of $53 million, $39 million after tax) for a labour restructuring initiative which was included in “Labour restructuring” in the Consolidated Statements of Income, and “Accounts payable and accrued liabilities” and “Other long-term liabilities” in the Consolidated Balance Sheets. The resulting position reductions are expected to be completed by the end of 2014, with the majority achieved in 2013.

At December 31, 2013, the provision for restructuring was $50 million (2012 – $89 million). The restructuring accrual was primarily for labour liabilities arising for restructuring plans, including those from prior year initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2013	2012

Opening balance, January 1	$89	$55
Accrued(1)	(8)	54
Payments	(33)	(22)
Amortization of discount(2)	2	2

Closing balance, December 31	$50	$89

(1) Includes fourth quarter 2013 recovery of $7 million which is related to the fourth quarter 2012 labour restructuring initiative charge of $53 million.

(2) Amortization of discount is charged to income as “Compensation and benefits”.

5    Other income and charges

(in millions of Canadian dollars)	2013	2012	2011

Accretion income on long-term floating rate notes (Note 19)	$–	$(3)	$(5)
Loss (gain) in fair value of long-term floating rate notes (Note 19)	–	1	(10)
Net loss on repurchase of debt (Note 18)	–	–	10
Other foreign exchange losses (gains)	2	(1)	3
Foreign exchange loss (gain) on long-term debt	2	(2)	3
Advisory fees (related to shareholder matters)	–	27	6
Other	13	15	11

Total other income and charges	$17	$37	$18

6    Net interest expense

(in millions of Canadian dollars)	2013	2012	2011

Interest cost	$296	$294	$266
Interest capitalized to Properties	(13)	(15)	(11)

Interest expense	283	279	255
Interest income	(5)	(3)	(3)

Net interest expense	$278	$276	$252

Interest expense includes interest on capital leases of $19 million for the year ended December 31, 2013 (2012 – $19 million; 2011 – $19 million).

2013 ANNUAL REPORT	93

7    Income taxes

The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2013	2012	2011

Current income tax expense (recovery)(1)	$38	$12	$(60)

Deferred income tax expense
Origination and reversal of temporary differences	183	144	194
Effect of tax rate increases	7	11	–
Effect of hedge of net investment in foreign subsidiaries	29	(9)	8
Tax credits	–	(4)	(15)
Other	(7)	(2)	–

Total deferred income tax expense	212	140	187

Total income taxes	$250	$152	$127

Income before income tax expense
Canada	$1,019	$464	$430
Foreign	106	172	267

Total income before income tax expense	$1,125	$636	$697

Income tax expense (recovery)
Current
Canada	$4	$6	$(59)
Foreign	34	6	(1)

Total current income tax expense (recovery)	38	12	(60)

Deferred
Canada	256	120	115
Foreign	(44)	20	72

Total deferred income tax expense	212	140	187

Total income taxes	$250	$152	$127

(1) Current income tax recovery in 2011 includes a reduction to the Company’s uncertain tax positions.

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2013	2012

Deferred income tax assets
Restructuring liability	$16	$24
Amount related to tax losses carried forward	96	322
Liabilities carrying value in excess of tax basis	66	295
Future environmental remediation costs	31	31
Tax credits carried forward including minimum tax	72	122
Other	46	71

Total deferred income tax assets	327	865

94	2013 ANNUAL REPORT

(in millions of Canadian dollars)	2013	2012

Deferred income tax liabilities
Properties carrying value in excess of tax basis	2,847	2,676
Other long-term assets carrying value in excess of tax basis	9	7
Other	30	20

Total deferred income tax liabilities	2,886	2,703

Total net deferred income tax liabilities	2,559	1,838
Current deferred income tax assets	344	254

Long-term deferred income tax liabilities	$2,903	$2,092

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars, except percentage)	2013	2012	2011

Statutory federal and provincial income tax rate	26.32%	26.09%	28.75%

Expected income tax expense at Canadian enacted statutory tax rates	$296	$166	$200
Increase (decrease) in taxes resulting from:
Items not subject to tax	(6)	(4)	(3)
Canadian tax rate differentials	(1)	(1)	(8)
Foreign tax rate differentials	(36)	(17)	(4)
Effect of tax rate increases	7	11	–
Tax credits	–	(4)	(15)
Other(1)	(10)	1	(43)

Income tax expense	$250	$152	$127

(1) Substantially all amounts relate to uncertain tax positions.

The Company has no unrecognized tax benefits from capital losses at December 31, 2013 and 2012.

The Company has not provided a deferred liability for the income taxes, if any, which might become payable on any temporary difference associated with its foreign investments because the Company intends to indefinitely reinvest in its foreign investments and has no intention to realize this difference by a sale of its interest in foreign investments.

During the third quarter of 2013, legislation was enacted to increase the province of British Columbia’s corporate income tax rate. As a result, the Company recalculated its deferred income taxes as at January 1, 2013 based on this change and recorded an income tax expense of $7 million in the third quarter of 2013.

During the second quarter of 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at December 31, 2011.

At December 31, 2013, the Company had income tax operating losses carried forward of $339 million, which have been recognized as a deferred tax asset. Certain of these losses carried forward will begin to expire in 2015, with the majority expiring between 2029 and 2031. The Company also has minimum tax credits of approximately $47 million that will begin to expire in 2016 as well as investment tax credits of $40 million, certain of which will begin to expire in 2018, and track maintenance credits of $16 million which will begin to expire in 2032.

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credits carried forward are utilized.

2013 ANNUAL REPORT	95

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2013:

(in millions of Canadian dollars)	2013	2012	2011

Unrecognized tax benefits at January 1	$19	$19	$60
Increase in unrecognized:
Tax benefits related to the current year	4	2	3
Gross uncertain tax benefits related to prior years	–	–	1
Dispositions:
Gross uncertain tax benefits related to prior years	(7)	(2)	(45)

Unrecognized tax benefits at December 31	$16	$19	$19

If these uncertain tax positions were recognized, all of the amount of unrecognized tax positions as at December 31, 2013 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statement of Income. The total amount of accrued interest and penalties in 2013 was a credit of $1 million (2012 – $nil; 2011 – credit of $15 million). The total amount of accrued interest and penalties associated with the unrecognized tax benefit at December 31, 2013 was $4 million (2012 – $5 million; 2011 – $5 million).

The Company and its subsidiaries are subject to either Canadian federal and provincial income tax, U.S. federal, state and local income tax, or the relevant income tax in other international jurisdictions. The Company has substantially concluded all Canadian federal and provincial income tax matters for the years through 2009. The federal and provincial income tax returns filed for 2010 and subsequent years remain subject to examination by the taxation authorities.

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2006. The income tax returns for 2007 and subsequent years continue to remain subject to examination by the taxation authorities.

The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next twelve months as at December 31, 2013.

8    Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method, which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2013, there were 3.2 million dilutive options outstanding (2012 – 4.2 million; 2011 – 4.7 million). These option totals at December 31, 2013 exclude no options (2012 – 0.2 million; 2011 – 0.3 million) for which there are TSARs outstanding (Note 24), as these are not included in the dilution calculation.

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2013	2012	2011

Weighted average shares outstanding	174.9	171.8	169.5
Dilutive effect of weighted average number of stock options	1.6	1.4	1.1

Weighted average diluted shares outstanding	176.5	173.2	170.6

In 2013, the number of options excluded from the computation of diluted earnings per share, because their effect was not dilutive, was nil (2012 – 0.2 million; 2011 – 1.4 million).

96	2013 ANNUAL REPORT

9    Other comprehensive income (loss) and accumulated other comprehensive loss

The components of “Accumulated other comprehensive loss”, net of tax, are as follows:

(in millions of Canadian dollars)	2013	2012

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	$(88)	$(308)
Unrealized foreign exchange gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	193	382
Deferred loss on settled hedge instruments	(16)	(1)
Unrealized effective gains (losses) on cash flow hedges	3	(11)
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(1,593)	(2,828)
Equity accounted investments	(2)	(2)

Accumulated other comprehensive loss	$(1,503)	$(2,768)

Components of other comprehensive income (loss) and the related tax effects are as follows:

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2013
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$220	$–	$220
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 19)	(217)	28	(189)
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	(19)	–	(19)
Unrealized gain on cash flow hedges	18	–	18
Change in pension and other benefits actuarial gains and losses	1,603	(427)	1,176
Change in prior service pension and other benefit costs	78	(19)	59

Other comprehensive income	$1,683	$(418)	$1,265

For the year ended December 31, 2012
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(58)	$–	$(58)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 19)	69	(9)	60
Change in derivatives designated as cash flow hedges:
Realized gain on cash flow hedges recognized in income	6	(1)	5
Unrealized gain on cash flow hedges	3	–	3
Change in pension and other benefits actuarial gains and losses	(62)	12	(50)
Change in prior service pension and other benefit costs	12	(2)	10
Equity accounted investments	(2)	–	(2)

Other comprehensive loss	$(32)	$–	$(32)

2013 ANNUAL REPORT	97

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2011
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$59	$–	$59
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 19)	(59)	8	(51)
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	(17)	3	(14)
Unrealized gain on cash flow hedges	10	(1)	9
Change in pension and other benefits actuarial gains and losses	(892)	232	(660)
Change in prior service pension and other benefit costs	9	(2)	7

Other comprehensive loss	$(890)	$240	$(650)

Changes in accumulated other comprehensive loss (AOCL) by component:

(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)(a)	Total(1)

Opening balance, 2013	$74	$(14)	$(2,828)	$(2,768)
Other comprehensive income (loss) before reclassifications	31	17	1,078	1,126
Amounts reclassified from accumulated other comprehensive loss	–	(18)	157	139

Net current-period other comprehensive income (loss)	31	(1)	1,235	1,265

Closing balance, 2013	$105	$(15)	$(1,593)	$(1,503)

Opening balance, 2012	$72	$(20)	$(2,788)	$(2,736)
Other comprehensive income (loss) before reclassifications	2	1	(199)	(196)
Amounts reclassified from accumulated other comprehensive loss	–	5	159	164

Net current-period other comprehensive income (loss)	2	6	(40)	(32)

Closing balance, 2012	$74	$(14)	$(2,828)	$(2,768)

(a) Amounts reclassified from accumulated other comprehensive loss

	2013	2012

Amortization of prior service costs(2)	$(58)	$2
Recognition of net actuarial loss(2)	272	214

Total before income tax	$214	$216
Income tax recovery	(57)	(57)

Net of income tax	$157	$159

(1) Amounts are presented net of tax.

(2) Impacts Compensation and benefits on the Consolidated Statements of Income.

10    Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2013	2012	2011
(Use) source of cash:
Accounts receivable, net	$(29)	$(40)	$(69)
Materials and supplies	(19)	7	(15)
Other current assets	5	15	(8)
Accounts payable and accrued liabilities	41	13	116

Change in non-cash working capital	$(2)	$(5)	$24

98	2013 ANNUAL REPORT

11    Cash and cash equivalents

(in millions of Canadian dollars)	2013	2012
Cash	$109	$24
Short-term investments:
Deposits with financial institutions	367	309

Total cash and cash equivalents	$476	$333

12    Accounts receivable, net

(in millions of Canadian dollars)	2013	2012
Freight	$408	$410
Non-freight	192	155

	600	565
Allowance for doubtful accounts	(20)	(19)

Total accounts receivable, net	$580	$546

The Company maintains an allowance for doubtful accounts based on expected collectability of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2013, allowances of $20 million (2012 – $19 million) were recorded in “Accounts receivable, net”. During 2013, $3 million of doubtful accounts (2012 – $3 million; 2011 – $2 million) were expensed and recorded within “Purchased services and other”.

13    Investments

(in millions of Canadian dollars)	2013	2012
Rail investments accounted for on an equity basis	$67	$61
Other investments	25	22

Total investments	$92	$83

14    Properties

	2013	2013			2012
(in millions of Canadian dollars)	Average annual depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Track and roadway	2.6%	$13,459	$3,877	$9,582	$13,273	$3,845	$9,428
Buildings	2.9%	535	138	397	476	244	232
Rolling stock	2.3%	3,466	1,338	2,128	3,320	1,318	2,002
Information systems(1)	12.7%	679	338	341	746	389	357
Other	5.0%	1,372	493	879	1,466	472	994

Total		$19,511	$6,184	$13,327	$19,281	$6,268	$13,013

(1) During 2013, CP capitalized costs attributable to the design and development of internal-use software in the amount of $85 million (2012 – $105 million; 2011 –$91 million). Current year depreciation expense related to internal use software was $84 million (2012 – $78 million; 2011 – $56 million).

Capital leases included in properties

		2013			2012
(in millions of Canadian dollars)		Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	$	1	$1	$–	$1	$–	$1
Rolling stock		511	195	316	510	179	331
Other		–	–	–	2	2	–

Total assets held under capital lease	$	512	$196	$316	$513	$181	$332

2013 ANNUAL REPORT	99

15    Goodwill and intangible assets

(in millions of Canadian dollars)	Goodwill	Cost	Intangible assets accumulated amortization	Net carrying amount

Balance at December 31, 2011	$150	$50	$(8)	$42
Amortization	–	–	(1)	(1)
Foreign exchange impact	(4)	–	–	–
PRB option impairment (Note 3)	–	(26)	–	(26)

Balance at December 31, 2012	$146	$24	$(9)	$15
Amortization	–	–	(1)	(1)
Foreign exchange impact	10	–	–	–
DM&E West impairment (Note 3)	(6)	(2)	–	(2)

Balance at December 31, 2013	$150	$22	$(10)	$12

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

Intangible assets of $12 million (2012 – $15 million), acquired in the acquisition of DM&E, includes favourable leases, customer relationships and interline contracts.

At December 31, 2013, CP has classified DM&E West as an asset held for sale, which resulted in a goodwill impairment charge of $6 million and an intangible assets impairment charge of $2 million (Note 3).

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in the fourth quarter of 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. The amount of the impairment associated with the option to expand the track network, previously included in intangible assets, was $26 million (Note 3).

The estimated amortization expense for intangible assets for 2014 to 2018 is insignificant each year.

16    Other assets

(in millions of Canadian dollars)	2013	2012
Unamortized fees on long-term debt	$44	$45
Contracted customer incentives	6	8
Long-term materials	31	18
Long-term receivables (Note 26)	28	3
Prepaid leases	9	9
Deferred hedging gains (Note 19)	19	8
Other	63	50

Total other assets	$200	$141

Fees on long-term debt and contracted customer incentives are amortized to income over the term of the related debt and over the term of the related revenue contract, respectively.

100	2013 ANNUAL REPORT

17    Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2013	2012
Trade payables	$358	$321
Accrued charges	343	325
Payroll-related accruals	67	95
Accrued interest	79	75
Accrued vacation	67	74
Provision for environmental remediation (Note 20)	14	12
Provision for restructuring (Note 4)	29	59
Dividends payable	62	61
Personal injury and other claims provision	57	54
Income and other taxes payable	46	36
Stock-based compensation liabilities	20	21
Other	47	43

Total accounts payable and accrued liabilities	$1,189	$1,176

18    Long-term debt

(in millions of Canadian dollars)		Maturity	Currency in which payable	2013	2012
6.500%	10-year Notes (A)	May 2018	US$	$ 292	$ 273
6.250%	10-year Medium Term Notes (A)	Jun. 2018	CDN$	374	374
7.250%	10-year Notes (A)	May 2019	US$	371	347
9.450%	30-year Debentures (A)	Aug. 2021	US$	266	249
5.100%	10-year Medium Term Notes (A)	Jan. 2022	CDN$	125	125
4.500%	10-year Notes (A)	Jan. 2022	US$	262	244
4.450%	12.5-year Notes (A)	Mar. 2023	US$	371	347
7.125%	30-year Debentures (A)	Oct. 2031	US$	372	348
5.750%	30-year Debentures (A)	Mar. 2033	US$	258	241
5.950%	30-year Notes (A)	May 2037	US$	471	440
6.450%	30-year Notes (A)	Nov. 2039	CDN$	400	400
5.750%	30-year Notes (A)	Jan. 2042	US$	260	243
Secured Equipment Loan (B)		Aug. 2015	CDN$	80	98
5.41%	Senior Secured Notes (C)	Mar. 2024	US$	116	113
6.91%	Secured Equipment Notes (D)	Oct. 2024	CDN$	167	176
5.57%	Senior Secured Notes (E)	Dec. 2024	US$	62	60
7.49%	Equipment Trust Certificates (F)	Jan. 2021	US$	96	96
3.88%	Senior Secured Notes Series A & B (G)	Oct./Dec. 2026	US$	140	134
4.28%	Senior Secured Notes (H)	Mar. 2027	US$	73	70
Other long-term loans (nil% – 5.50%)		2014 - 2025	US$	2	2
Obligations under capital leases
	(6.313% – 6.99%) (I)	2014 - 2026	US$	277	271
Obligations under capital leases
	(12.77%) (I)	Jan. 2031	CDN$	3	3

				4,838	4,654
Perpetual 4% Consolidated Debenture Stock (J)			US$	32	30
Perpetual 4% Consolidated Debenture Stock (J)			GB£	6	6

				4,876	4,690
Less: Long-term debt maturing within one year				189	54

				$ 4,687	$ 4,636

2013 ANNUAL REPORT	101

At December 31, 2013, the gross amount of long-term debt denominated in U.S. dollars was US$3,527 million (2012 – US$3,538 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2013 are (in millions): 2014 – $50; 2015 – $127; 2016 – $31; 2017 – $28; 2018 – $697.

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

B.  The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $65 million at December 31, 2013. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2013 – 1.93%; 2012 – 1.97%; 2011 – 1.94%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53 million is due in August 2015.

C.  The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $141 million at December 31, 2013. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of US$44 million is due in March 2024.

D.  The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $139 million at December 31, 2013. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E.  The 5.57% Senior Secured Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $59 million at December 31, 2013. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of US$33 million is due in December 2024.

F.  The 7.49% Equipment Trust Certificates are secured by specific locomotive units with a carrying value of $104 million at December 31, 2013. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of US$11 million is due in January 2021.

G.  During 2011, the Company issued US$139 million 3.88% Series A and B Senior Secured Notes due in 2026 for net proceeds of $139 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $131 million at December 31, 2013. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2026. Final repayment of the remaining principal of US$69 million is due in the fourth quarter of 2026.

H.  During 2012, the Company issued US$71 million 4.28% Senior Secured Notes due in 2027 for net proceeds of $71 million. These Notes are secured by locomotives previously acquired by the Company with a carrying value of $68 million at December 31, 2013. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of US$35 million is due in March 2027.

102	2013 ANNUAL REPORT

I. At December 31, 2013, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2014	$160
	2015	14
	2016	15
	2017	13
	2018	13
	Thereafter	159

Total minimum lease payments		374
Less: Imputed interest		(94)

Present value of minimum lease payments		280
Less: Current portion		(139)

Long-term portion of capital lease obligations		$141

During the year the Company had no additions to property, plant and equipment under capital lease obligations (2012 – $nil; 2011 – $nil).

The carrying value of the assets collateralizing the capital lease obligations was $316 million at December 31, 2013.

J.  The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

K.  During November 2013, CP extended its revolving credit agreement, dated October 31, 2011, by three years to November 29, 2018. The amended agreement is with 13 highly rated financial institutions for a committed amount of $1.165 billion and also contains an uncommitted accordion feature to a maximum size of $1.5 billion. The agreement can accommodate draws of cash and/or letters of credit at pre-agreed pricing. At December 31, 2013, the facility was undrawn. The weighted average annualized interest rate of the facility for drawn funds was not applicable in 2013 compared to 2.94% in 2012 and 1.98% in 2011. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2013, the Company satisfied this threshold stipulated in the financial covenant. In addition, should CP’s senior unsecured debt not be rated at least investment grade by Moody’s and S&P, the Company’s credit agreement will also require it to maintain a minimum fixed charge coverage ratio.

L.  During 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. The agreements have varying expiration dates with the earliest expiry in August 2014. Under these agreements, the Company has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Collateral provided includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximates market value and is shown separately on the balance sheet as “Restricted cash and cash equivalents”.

At December 31, 2013, under its bilateral facilities the Company had letters of credit drawn of $394 million from a total available amount of $585 million. Prior to these bilateral agreements, letters of credit were drawn under the Company’s revolving credit facility. At December 31, 2013, cash and cash equivalents of $411 million were pledged as collateral and recorded as “Restricted cash and cash equivalents”, $nil in 2012. The Company can withdraw this collateral during any month.

19    Financial Instruments

A.  Fair values of financial instruments

The Company categorizes its financial assets and liabilities measured at fair value in line with the fair value hierarchy established by GAAP that prioritizes, with respect to reliability, the inputs to valuation techniques used to measure fair value. This hierarchy consists of three broad levels. Level 1 inputs consist of quoted prices (unadjusted) in active markets for identical assets and liabilities and give the highest priority to these inputs. Level 2 and 3 inputs are based on significant other observable inputs and significant unobservable inputs, respectively, and give lower priority to these inputs.

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

2013 ANNUAL REPORT	103

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $5,572 million at December 31, 2013 (December 31, 2012 – $5,688 million) with a carrying value of $4,876 million (December 31, 2012 – $4,690 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.  Fair values of non-financial assets

At December 31, 2013, CP classified DM&E West as an asset held for sale carried at its estimated fair value less estimated direct selling costs (Note 3). During 2012, CP reviewed certain properties, goodwill, and certain related intangible assets for impairment (Note 3) and estimated the fair values of those properties. These estimated fair values were based on measurements classified as Level 3 which resulted in the recording of total impairment charges in 2013 of $434 million and in 2012 of $265 million (Note 3). CP used third party information that was corroborated with other internal information to estimate the fair value of these properties.

The techniques used to value long-term floating rate notes, which were classified as Level 3, is discussed below:

Long-term floating rate notes

At December 31, 2013 and December 31, 2012, the Company had no remaining investment in long-term floating rate notes.

During 2012, the Company sold its remaining investment in long-term floating rate notes (Master Asset Vehicle (“MAV”) 2 Class A-1 and A-2 Notes) which had a carrying value of $81 million (original cost – $105 million) for proceeds of $81 million.

Accretion, redemption of notes and other minor changes in market assumptions resulted in a net gain of $2 million in 2012 (2011 – $15 million), which was reported in “Other income and charges”.

The valuation technique and assumptions used by the Company to estimate the fair value of its investment in long-term floating rate notes during 2012 and 2011 incorporated probability weighted discounted cash flows considered the best available public information regarding market conditions and other factors that a market participant would have considered for such investments.

C.  Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

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

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result, the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into

104	2013 ANNUAL REPORT

foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income (loss)” in 2013 was an unrealized foreign exchange loss of $217 million (2012 – unrealized gain of $69 million; 2011 – unrealized loss of $59 million) (Note 9). There was no ineffectiveness during 2013 (2012 – $nil; 2011 – $nil).

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on U.S. denominated debt maturities.

At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on US$100 million of principal outstanding on a capital lease due in January 2014, US$175 million of its 6.50% Notes due in May 2018, and US$100 million of its 7.25% Notes due in May 2019, unchanged from December 31, 2012. These derivatives, which are accounted for as cash flow hedges, guarantee the amount of Canadian dollars that the Company will repay when these obligations mature.

During 2013, an unrealized foreign exchange gain of $18 million (2012 – unrealized loss of $4 million; 2011 – realized and unrealized gain of $8 million) was recorded in “Other income and charges” in relation to these derivatives. Gains recorded in “Other income and charges” were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million (2012 – $8 million) of which $6 million (2012 – $nil) was included in “Other current assets” and $19 million (2012 – $8 million) in “Other assets” with the offset reflected as an unrealized gain of $5 million (2012 – $6 million) in “Accumulated other comprehensive loss” and as an unrealized gain of $20 million (2012 – $2 million) in “Retained earnings”.

During 2011, in anticipation of a cash tender to offer to redeem the Company’s US$101 million 5.75% May 2013 Notes, the Company unwound a similar amount of FX forward contracts to fix the exchange rate on these Notes for total proceeds of $2 million (Note 18).

At December 31, 2013, the Company expected that, during the next twelve months, unrealized pre-tax losses of $1 million would be reclassified to “Other income and charges”.

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

Interest rate swaps

At December 31, 2013 and December 31, 2012, the Company had no outstanding interest rate swaps, nor did it enter into or unwind any such transactions during 2013.

During 2011, the Company amortized $5 million of deferred gains to “Net interest expense” relating to interest rate swaps previously unwound in 2010 and 2009. In addition, during 2011, the Company amortized $2 million of deferred gains to “Other income and charges” as a result of the redemption of 5.75% May 2013 Notes (Note 18). These gains were deferred as a fair value adjustment to the underlying debts that were hedged and were amortized to “Net interest expense” until the debts were redeemed in 2011.

2013 ANNUAL REPORT	105

Treasury rate locks

At December 31, 2013, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totalling $22 million (December 31, 2012 – $22 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to “Net interest expense” and “Other comprehensive income (loss)” in 2013 (2012 – negligible; 2011 – negligible).

At December 31, 2013, the Company expected that, during the next twelve months, a negligible amount of loss related to these previously settled derivatives would be reclassified to “Net interest expense”.

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

The impact of variable fuel expense is mitigated substantially through fuel cost recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk may not be completely recovered from shippers due to timing and volatility in the market. In the past, to address the residual portion of CP’s fuel costs not mitigated by its fuel cost recovery programs, CP had a systematic hedge program. As a result of improving coverage from its fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013.

Energy futures

During the first quarter ended March 31, 2013, the Company settled its remaining diesel futures contracts, accounted for as cash flow hedges, to purchase 20 million U.S. gallons during 2013 for proceeds of $2 million.

During the twelve months ended December 31, 2013, the impact of settled swaps decreased “Fuel” expense by $2 million, as a result of realized gains on diesel swaps (2012 – realized gains $1 million; 2011 – realized gains $8 million).

At December 31, 2013, the Company had no outstanding diesel futures contracts. At December 31, 2012, the unrealized loss on these contracts was negligible.

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

At December 31, 2013 and December 31, 2012, the Company had no share units remaining in the TRS.

During 2012, the Company exited the TRS program and unwound 0.6 million of its remaining share units for proceeds of $3 million. During the same period of 2011, the program was reduced by 0.5 million share units at minimal cost.

“Compensation and benefits” expense on the Company’s Consolidated Statements of Income included a net gain on these swaps of $6 million in 2012 (2011 – $3 million). There was no impact to “Compensation and benefits” expense in 2013.

106	2013 ANNUAL REPORT

20    Other long-term liabilities

(in millions of Canadian dollars)	2013	2012
Provision for environmental remediation, net of current portion(1)	$76	$77
Provision for restructuring, net of current portion(2) (Note 4)	21	27
Deferred gains on sale leaseback transactions	31	34
Deferred revenue on rights-of-way license agreements, net of current portion	31	33
Stock-based compensation liabilities, net of current portion	69	26
Asset retirement obligations (Note 21)	24	23
Deferred retirement compensation (Note 28)	16	16
Other, net of current portion	70	70

Total other long-term liabilities	$338	$306

(1) As at December 31, 2013, the aggregate provision for environmental remediation, including the current portion was $90 million (2012 – $89 million).

(2) As at December 31, 2013, the aggregate provision for restructuring, including the current portion was $50 million (2012 – $89 million).

The deferred revenue on rights-of-way license agreements, and deferred gains on sale leaseback transactions are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. Environmental remediation accruals are measured on an undiscounted basis and are recorded when the costs to remediate are probable and reasonably estimable. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over ten years to 2023.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets and to “Purchased services and other” within operating expenses on the Consolidated Statements of Income. The amount charged to income in 2013 was $6 million (2012 – $4 million; 2011 – $3 million).

21    Asset retirement obligations

Asset retirement obligations are recorded in “Other long-term liabilities”. The majority of these liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statements of Income.

(in millions of Canadian dollars)	2013	2012

Opening balance, January 1	$23	$23
Accretion	1	1
Liabilities settled	–	(1)

Closing balance, December 31	$24	$23

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $39 million at December 31, 2013 (2012 – $39 million), which, when present valued, was $21 million at December 31, 2013 (2012 – $20 million). The payments are expected to be made in the 2014 – 2044 period.

2013 ANNUAL REPORT	107

The Company also has a liability on a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2013, was $20 million (2012 – $19 million), which, when present valued, was $3 million at December 31, 2013 (2012 – $3 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 31 years.

22     Shareholders’ equity

Authorized and issued share capital

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and unlimited number of Second Preferred Shares. At December 31, 2013, no First or Second Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

(number of shares in millions)	2013	2012	2011

Share capital, January 1	173.9	170.0	169.2
Shares issued under stock option plans	1.5	3.9	0.8

Share capital, December 31	175.4	173.9	170.0

The change in the “Share capital” balances includes $5 million (2012 – $6 million; 2011 – $1 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $24 million (2012 – $70 million; 2011 – $11 million) of stock-based compensation transferred from “Additional paid-in capital”.

23    Pensions and other benefits

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans. At December 31, 2013, the Canadian pension plans represent approximately 99% of total combined pension plan assets and approximately 98% of total combined pension plan obligations.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as before, but with a dollar limit on the pension amount for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on CP making plan amendments for non-union employees, and consequently were accounted for in the period CP made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to “Other comprehensive income” and a reduction of “Accumulated other comprehensive loss” as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

The Company has other benefit plans including post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims. At December 31, 2013, the Canadian other benefits plans represent approximately 96% of total combined other plan obligations.

The Finance Committee of the Board of Directors has approved an investment policy that establishes long-term asset mix targets which take into account the Company’s expected risk tolerances. Pension plan assets are managed by a suite of independent investment managers, with the allocation by manager reflecting these asset mix targets. Most of the assets are actively managed with the objective of outperforming applicable benchmarks. In accordance with the investment policy, derivative instruments may be used to hedge or adjust existing or anticipated exposures. At December 31, 2013, derivatives were primarily being used to partially hedge foreign currency exposures.

To develop the expected long-term rate of return assumption used in the calculation of net periodic benefit cost applicable to the market-related value of assets, the Company considers the expected composition of the plans’ assets, past experience and future estimates of long-term investment returns. Future estimates of investment returns reflect the expected annual yield on applicable fixed income capital market indices, and the long-term return expectation for public equity, real estate, infrastructure and absolute return investments and the expected added value (relative to applicable benchmark indices) from active management of pension fund assets.

The Company has elected to use a market-related value of assets for the purpose of calculating net periodic benefit cost, developed from a five-year average of market values for the plans’ public equity and absolute return investments (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the plans’ fixed income, real estate and infrastructure securities.

The benefit obligation is discounted using a discount rate that is a blended interest rate for a portfolio of high-quality corporate debt instruments with matching cash flows. The discount rate is determined by management with the aid of third-party actuaries.

108	2013 ANNUAL REPORT

The elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions of Canadian dollars)	2013	2012	2011	2013	2012	2011

Current service cost (benefits earned by employees in the year)	$135	$131	$105	$16	$19	$17
Interest cost on benefit obligation	445	452	460	21	24	26
Expected return on fund assets	(746)	(752)	(674)	–	–	(1)
Recognized net actuarial loss (gain)	267	208	142	(11)	3	8
Amortization of prior service costs	(58)	2	13	–	–	(1)

Net periodic benefit cost	$43	$41	$46	$26	$46	$49

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Change in projected benefit obligation:
Benefit obligation at January 1	$10,647	$10,099	$535	$536
Current service cost	135	131	16	19
Interest cost	445	452	21	24
Employee contributions	50	58	–	–
Benefits paid	(602)	(525)	(33)	(35)
Foreign currency changes	13	(4)	2	(1)
Plan amendments and other	(135)	(11)	–	–
Actuarial (gain) loss	(632)	447	(58)	(8)

Projected benefit obligation at December 31	$9,921	$10,647	$483	$535

Change in fund assets:
Fair value of fund assets at January 1	$9,763	$9,215	$9	$11
Actual return on fund assets	1,404	916	–	(1)
Employer contributions	98	102	32	34
Employee contributions	50	58	–	–
Benefits paid	(602)	(525)	(33)	(35)
Foreign currency changes	9	(3)	–	–

Fair value of fund assets at December 31	$10,722	$9,763	$8	$9

Funded status – plan surplus (deficit)	$801	$(884)	$(475)	$(526)

	2013		2012
	Pension plans in surplus	Pension plans in deficit	Pension plans in surplus	Pension plans in deficit

Projected benefit obligation at December 31	$(9,533)	$(388)	$–	$(10,647)
Fair value of fund assets at December 31	10,561	161	–	9,763

Funded status	$1,028	$(227)	$–	$(884)

All Other benefits plans were in a deficit position at December 31, 2013 and 2012.

Amounts recognized in the Company’s Consolidated Balance Sheet are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Pension asset	$1,028	$–	$–	$–
Accounts payable and accrued liabilities	(9)	(8)	(36)	(36)
Pension and other benefit liabilities	(218)	(876)	(439)	(490)

Total amount recognized	$801	$(884)	$(475)	$(526)

2013 ANNUAL REPORT	109

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2013 was $9,578 million (2012 – $10,122 million). The accumulated benefit obligation is calculated on a basis similar to the projected benefit obligation, except no future salary increases are assumed in the projection of future benefits.

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2013. During 2014, the Company expects to file a new valuation with the pension regulator.

Amounts recognized in accumulated other comprehensive loss are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2013	2012	2013	2012

Net actuarial loss:
Other than deferred investment losses	$2,982	$3,761	$61	$108
Deferred investment (gains) losses	(738)	40	–	–
Prior service cost	(88)	(11)	5	5
Deferred income tax	(613)	(1,045)	(16)	(30)

Total (Note 9)	$1,543	$2,745	$50	$83

The unamortized actuarial loss and the unamortized prior service cost included in “Accumulated other comprehensive loss” that are expected to be recognized in net periodic benefit cost during 2014 are $190 million and a recovery of $68 million, respectively, for pensions and $2 million and $nil, respectively, for other post-retirement benefits.

Weighted-average actuarial assumptions used were approximately:

(percentages)	2013		2012		2011

Benefit obligation at December 31:
Discount rate	4.90		4.28		4.55
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.00	(1)	8.00	(1)
Benefit cost for year ended December 31:
Discount rate	4.28		4.55		5.20
Expected rate of return on fund assets	7.75		7.75		7.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	8.00	(1)	8.00	(1)	8.00	(2)

(1) The health care cost trend rate is assumed to be 7.5% in 2014 (8.0% in 2013), and then decreasing by 0.5% per year to an ultimate rate of 5.0% per year in 2019 and thereafter.

(2) The health care cost trend rate was previously projected to decrease by 0.5% per year to approximately 5.0% per year in 2017.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of Canadian dollars) Favourable (unfavourable)	One percentage point increase	One percentage point decrease

Effect on the total of service and interest costs	–	–
Effect on post-retirement benefit obligation	(7)	6

Plan assets

Plan assets are recorded at fair value. The major asset categories are public equity securities, debt securities, and real estate, infrastructure and absolute return investments. The fair values of the public equity and debt securities are primarily based on quoted market prices. Real estate values are based on annual valuations performed by external parties, taking into account current market conditions and recent sales transactions where practical and appropriate. Infrastructure values are based on the fair value of each fund’s assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate. Absolute return investments are a portfolio of units of externally managed hedge funds, which are valued by the fund administrators.

110	2013 ANNUAL REPORT

The Company’s pension plan asset allocation, the current weighted average asset allocation targets and the current weighted average policy range for each major asset class, were as follows:

	Current asset allocation target	Current policy range	Percentage of plan assets at December 31
Asset allocation (percentage)			2013	2012

Cash and cash equivalents	0.5	0 – 5	4.1	0.8
Fixed income	29.5	20 – 40	20.6	41.9
Public equity	46.0	35 – 50	49.6	45.9
Real estate and infrastructure	12.0	8 – 20	10.8	11.4
Absolute return	12.0	0 – 18	14.9	–

Total	100.0		100.0	100.0

The following is a summary of the assets of the Company’s DB pension plans at fair values at December 31, 2013 and a comparative summary at December 31, 2012:

(in millions of Canadian dollars) December 31, 2013	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

Cash and cash equivalents	$155	$282	$–	$437
Government bonds(1)	–	1,314	–	1,314
Corporate bonds(1)	–	849	–	849
Mortgages(1)	–	52	–	52
Public equities
• Canada	1,304	37	–	1,341
• U.S. and international	3,979	20	–	3,999
Real estate(2)	–	–	847	847
Infrastructure(2)	–	–	314	314
Absolute return(3)
• Funds of hedge funds	–	–	563	563
• Multi-strategy funds	–	–	403	403
• Credit funds	–	–	434	434
• Equity funds	–	–	193	193
Derivative liabilities(4)	–	(24)	–	(24)

	$5,438	$2,530	$2,754	$10,722

December 31, 2012
Cash and cash equivalents	$70	$7	$–	$77
Government bonds(1)	–	2,810	–	2,810
Corporate bonds(1)	–	1,249	–	1,249
Mortgages(1)	–	34	–	34
Public equities
• Canada	1,130	28	–	1,158
• U.S. and international	3,316	13	–	3,329
Real estate(2)	–	–	779	779
Infrastructure(2)	–	–	333	333
Absolute return(3)	–	–	–	–
Derivative liabilities(4)	–	(6)	–	(6)

	$4,516	$4,135	$1,112	$9,763

2013 ANNUAL REPORT	111

(1) Government & Corporate Bonds:

Fair values for bonds are based on market prices supplied by independent pricing sources as of the last trading day.

Mortgages: The fair value measurement of $52 million (2012 – $34 million) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors.

(2) Real Estate:

The fair value of real estate investments of $847 million (2012 – $779 million) is based on property appraisals which use a number of approaches that typically include a discounted cash flow analysis, a direct capitalization income method and/or a direct comparison approach. Appraisals of real estate investments are generally performed semi-annually by qualified external accredited appraisers. There are no unfunded commitments for real estate as at December 31, 2013.

Infrastructure:

Infrastructure fund values of $314 million (2012 – $333 million) are based on the fair value of the fund assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate. As at December 31, 2013, unfunded commitments for the infrastructure funds were $23 million (2012 – $24 million).

(3) Absolute Return:

The fair value of absolute return investments is based on the net asset value reported by the fund administrators. The funds have different redemption policies and periods. All hedge fund investments have contractual redemption frequencies, ranging from monthly to tri-annually, and redemption notice periods varying from 30 to 95 days. Hedge fund investments that have redemption dates less frequent than every four months or have restrictions on contractual redemption features at the reporting date are classified as Level 3. There are no unfunded commitments for absolute return fund investments as at December 31, 2013.

☐	Funds of hedge funds invest in a portfolio of hedge funds that allocate capital across a broad array of funds and/or investment managers.

☐	Multi-strategy funds include funds that invest in broadly diversified portfolios of equity, fixed income and derivative instruments.

☐	Credit funds invest in an array of fixed income securities.

☐	Equity funds invest primarily in U.S. and global equity securities.

(4) At December 31, 2013, derivatives were primarily being used to partially hedge foreign currency exposures. The Company’s pension funds may utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); bond forwards to reduce asset/liability interest rate risk exposures (Level 2); interest rate swaps to manage duration and interest rate risk (Level 2); credit default swaps to manage credit risk (Level 2); and options to manage interest rate risk and volatility (Level 2).

During 2012 and 2013, the portion of the assets of the Company’s DB pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Mortgages	Real Estate	Infrastructure	Absolute Return	Total

As at January 1, 2012	$4	$691	$294	$–	$989
Contributions	–	39	27	–	66
Disbursements	(1)	(36)	–	–	(37)
Net transfer out of Level 3	(3)	–	–	–	(3)
Net realized gains	–	19	–	–	19
Increase in net unrealized gains	–	66	12	–	78

As at December 31, 2012	$–	$779	$333	$–	$1,112
Contributions	–	–	–	1,500	1,500
Disbursements	–	(22)	(42)	–	(64)
Net realized gains	–	22	3	(2)	23
Increase in net unrealized gains	–	68	20	95	183

As at December 31, 2013	$–	$847	$314	$1,593	$2,754

Level 3 fair value measurements for absolute return, real estate and infrastructure investments are based on the net asset value reported by the fund administrator, property appraisals and discounted cash flow analysis, of which there are no reasonable alternative assumptions. Therefore it is not practicable to provide a sensitivity analysis.

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

112	2013 ANNUAL REPORT

When investing in foreign securities, the plans are exposed to foreign currency risk; the effect of which is included in the valuation of the foreign securities. Net of the above hedging, the plans were 24% exposed to the U.S. dollar, 5% exposed to European currencies, and 5% exposed to various other currencies, as at December 31, 2013.

At December 31, 2013, fund assets consisted primarily of listed stocks and bonds, including 129,444 of the Company’s Common Shares (2012 – $nil) at a market value of $21 million (2012 – $nil) and 6.25% Unsecured Notes issued by the Company at a par value of $2 million (2012 – $2 million) and a market value of $2 million (2012 – $2 million). At December 31, 2012, the fund assets also held 6.91% Secured Equipment Notes issued by the Company at a par value of $2 million and a market value of $3 million.

Cash flows

In 2013, the Company contributed $105 million to its pension plans (2012 – $107 million; 2011 – $698 million), including $7 million to the DC plans (2012 – $5 million; 2011 – $5 million), $86 million to the Canadian registered and U.S. qualified DB pension plans (2012 – $89 million; 2011 – $696 million), and $12 million to the Canadian non-registered supplemental pension plan (2012 – $13 million contribution; 2011 – $3 million net refund). Contributions to the main Canadian registered DB plan included voluntary prepayments of $600 million in 2011. In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $32 million in 2013 (2012 – $35 million; 2011 – $35 million) with respect to other benefits.

Estimated future benefit payments

The estimated future defined benefit pension and other benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits

2014	$535	$37
2015	554	37
2016	572	37
2017	590	37
2018	607	36
2019 – 2023	3,216	175

The benefit payments from the Canadian registered and U.S. qualified DB pension plans are payable from their respective pension funds. Benefit payments from the supplemental pension plan and from the other benefits plans are payable directly from the Company.

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

In 2013, the net cost of the DC plans, which generally equals the employer’s required contribution, was $7 million (2012 – $5 million; 2011 – $5 million).

Contributions to multi-employer plans

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2013 in respect of post-retirement medical benefits were $5 million (2012 – $6 million; 2011 – $6 million).

24    Stock-based compensation

At December 31, 2013, the Company had several stock-based compensation plans, including stock option plans, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2013 of $92 million (2012 – $64 million; 2011 – $43 million).

Accelerated vesting due to changes in the composition of the Board of Directors

Most of the stock-based compensation plans include a provision whereby vesting is accelerated should certain changes in the composition of the Board of Directors occur. These provisions were triggered on June 26, 2012 and the recognition of the revised vesting terms as outlined in the stock-based compensation plans resulted in a credit to “Compensation and benefits” of $8 million in the second quarter of 2012. From February 28, 2012, accelerated vesting will only occur when the definition of change of control under the stock-based compensation plans is triggered and the holder of the award is terminated without cause.

2013 ANNUAL REPORT	113

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

As a result of changes to Canadian tax legislation, which eliminated the favourable tax treatment on cash settled compensation awards, the Company offered employees the option of cancelling the outstanding SAR and keeping in place the outstanding option. During 2011, the Company cancelled 3.5 million SARs and reclassified the fair value of the previously recognized liability ($75 million) and the recognized deferred tax asset ($18 million) to “Additional paid-in capital”. The terms of the awards were not changes and as a result no incremental cost was recognized. The weighted-average fair value of the units cancelled was $23.75.

Summary of options

The following table summarizes the Company’s fixed stock option plans (that do not have a TSAR attached to them) as of December 31:

	Options outstanding		Nonvested options
	Number of options	Weighted average exercise price	Number of options	Weighted average grant date fair value

Outstanding, January 1, 2013	4,226,641	$63.69	1,428,596	$20.70
New options granted	576,430	124.18	576,430	35.40
Exercised	(1,406,818)	55.06	N/A	N/A
Vested	N/A	N/A	(235,960)	21.14
Forfeited	(20,737)	105.25	(20,387)	29.31
Expired	(15,033)	105.89	(14,833)	29.00

Outstanding at December 31, 2013	3,360,483	77.15	1,733,846	25.35

Vested or expected to vest at
December 31, 2013(1)	3,347,274	$77.04	N/A	N/A

Exercisable at December 31, 2013	1,626,637	$60.43	N/A	N/A

(1) As at December 31, 2013, the weighted-average remaining term of vested or expected to vest options was 6.8 years with an aggregate intrinsic value of $280 million.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2013 by range of exercise price and their related intrinsic aggregate value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2013 at the Company’s closing stock price of $160.65.

	Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of options	Weighted average exercise price	Aggregate intrinsic value (millions)

$32.50 – $65.47	1,130,230	4.2	$54.05	$120	1,130,230	$54.05	$120
$65.48 – $74.93	920,400	7.1	72.82	81	431,400	72.18	38
$74.94 – $159.62	1,309,853	8.1	100.11	79	65,007	93.47	4

Total(1)	3,360,483	6.5	$77.15	$280	1,626,637	$60.43	$162

(1) As at December 31, 2013, the total number of in-the-money stock options outstanding was 3,360,483 with a weighted-average exercise price of $77.15. The weighted-average years to expiration of exercisable stock options is 4.7 years.

114	2013 ANNUAL REPORT

Under the fair value method, the fair value of options at the grant date was approximately $20 million for options issued in 2013 (2012 – $28 million; 2011 – $12 million). The weighted-average fair value assumptions were approximately:

	2013	2012	2011

Expected option life (years)(1)	6.25	6.03	6.30
Risk-free interest rate(2)	1.60%	1.47%	2.79%
Expected stock price volatility(3)	30%	31%	31%
Expected annual dividends per share(4)	$1.40	$1.40	$1.20
Estimated forfeiture rate(5)	1.2%	1.2%	0.7%
Weighted average grant date fair value of options granted during the year	$35.40	$19.04	$19.44

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour or, when available, specific expectations regarding future exercise behaviour were used to estimate the expected life of the option.

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

Certain of the Company’s stock option plans are subject to post-vesting restrictions prior to expiry. The discount for these restrictions resulted in a reduction of the fair value at grant date of options issued in 2012 of $2 million. This discount was estimated using the fair value of put options that, together with the granted call options, mimicked the characteristics of the post-vesting restriction. The post-vesting restrictions do not relate to grants in 2013.

In 2013, the expense for stock options (regular and performance) was $17 million (2012 –$24 million; 2011 –$15 million). At December 31, 2013, there was $17 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 2.2 years.

At December 31, 2013, there were 2,426,425 (2012 – 2,728,685; 2011 – 3,459,831) Common Shares available for the granting of future options under the stock option plans, out of the 18,966,842 (2012 – 18,728,642; 2011 – 15,578,642) Common Shares currently authorized for issuance.

Summary of TSARs

The following table summarizes information related to the Company’s TSARs as of December 31:

	TSARs outstanding
	Number of TSARs	Weighted average exercise price

Outstanding, January 1, 2013	168,075	$53.28
Exercised as TSARs	(350)	54.75
Exercised as Options	(104,305)	52.94
Vested	N/A	N/A
Expired	(200)	31.45

Outstanding at December 31, 2013	63,220	$53.89

Vested at December 31, 2013(1)	63,220	$53.89

Exercisable at December 31, 2013	63,220	$53.89

(1) As at December 31, 2013, the weighted average remaining term of vested TSARs was 2.3 years with an aggregate intrinsic value of $7 million. As at December 31, 2012, all TSARs outstanding were vested.

2013 ANNUAL REPORT	115

The following table provides the number of TSARs outstanding and exercisable as at December 31, 2013 by range of exercise price and their related intrinsic value, and for TSARs outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money TSARs, which represents the amount that would have been received by TSAR holders had they exercised their TSAR on December 31, 2013 at the Company’s closing stock price of $160.65.

	TSARs outstanding				TSARs exercisable
Range of exercise prices	Number of TSARs	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of TSARs	Weighted average exercise price	Aggregate intrinsic value (millions)

$32.50 – $49.88	25,095	0.8	$39.06	$3	25,095	$39.06	$3
$49.89 – $60.13	14,825	1.9	57.70	2	14,825	57.70	2
$60.14 – $71.69	23,300	3.6	67.43	2	23,300	67.43	2

Total(1)	63,220	2.1	$53.89	$7	63,220	$53.89	$7

(1) As at December 31, 2013, the total number of in-the-money TSARs outstanding was 63,220 with a weighted-average exercise price of $53.89. The weighted-average years to expiration of exercisable TSARs is 2.10 years.

In 2013, the expense for TSARs was $6 million (2012 – $7 million; 2011 – $4 million).

Summary of stock option plans

The following table refers to the total fair value of shares vested for all stock option plans (including TSARs) during the years ended December 31:

(in millions of Canadian dollars)	2013	2012	2011

Regular stock option plan	$5	$33	$8
TSARs	–	1	1

Total	$5	$34	$9

The following table provides information related to all options exercised in the stock option plans during the years ended December 31:

(in millions of Canadian dollars)	2013	2012	2011

Total intrinsic value	$103	$118	$17
Cash received by the Company upon exercise of options	83	198	29

B. Other Share-based Plans

Performance share unit (“PSU”) plan

During 2013, the Company issued 206,405 PSUs. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

In the second quarter of 2012, changes to the Board resulted in the immediate vesting of a pro-rata portion of all unvested PSUs. The number of units that vested was based on the number of months of the total performance period that had passed and the fair value of the units to be settled was based on the average closing price of the 30 trading days prior to June 26, 2012. The payout of $31 million occurred in the third quarter of 2012.

The performance period for the PSUs issued in the fourth quarter of 2012 and in 2013 is January 1, 2013 to December 31, 2015. The performance factors for these PSUs are Operating ratio, Free cash flow, Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and TSR compared to Class I railways.

The performance period for the first grant of PSUs issued in 2009 ended December 31, 2011. These PSUs were earned based on TSR compared to the S&P/TSX60 index, and Return on Capital Employed (“ROCE”). The TSR for the three-year period exceeded target, while ROCE targets were not met. The TSR component of the plan resulted in a total PSU payout equal to 200% for half of the award, in effect resulting in a target payout. The payout of $24 million occurred in March 2012 and was calculated using the Company’s average share price during the last 30 trading days ending on December 31, 2011.

116	2013 ANNUAL REPORT

The following table summarizes information related to the Company’s PSUs as at December 31:

	2013	2012

Outstanding, January 1	200,702	930,311
Granted	206,405	479,372
Units, in lieu of dividends	3,498	2,143
Vested	–	(610,568)
Forfeited	(60,680)	(600,556)

Outstanding at December 31	349,925	200,702

Under the fair value method, the fair value of PSUs at the grant date was $26 million for PSUs issued in 2013 (2012 – $38 million; 2011 – $16 million).

In 2013, the expense for PSUs was $25 million (2012 – expense recovery of $1 million; 2011 – expense of $15 million). At December 31, 2013, there was $58 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 2.0 years.

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

Senior Managers may elect to receive DSUs in lieu of cash payments for certain incentive programs. In addition, when acquiring common shares to meet ownership targets, Senior Managers were granted with a 25% company match of the amount elected. Beginning in 2013, the 25% company match now only applies to DSUs granted. The election to receive eligible payments in DSUs is no longer available to a participant when the value of the participant’s DSUs is sufficient to meet the Company’s stock ownership guidelines. Senior Managers have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

The following table summarizes information related to the DSUs as of December 31:

	2013	2012

Outstanding, January 1	357,740	396,306
Granted	76,035	167,435
Units, in lieu of dividends	4,145	6,821
Forfeited	(2,372)	–
Redeemed	(103,327)	(212,822)

Outstanding, December 31	332,221	357,740

During 2013, the Company granted 76,035 DSUs with a grant date fair value of $10 million. In 2013, the expense for DSUs was $32 million (2012 – expense of $23 million; 2011 – expense of $5 million). At December 31, 2013, there was $6 million of total unrecognized compensation related to DSUs which is expected to be recognized over a weighted-average period of approximately 1.2 years.

Restricted share unit plan

The Company did not issue RSUs in 2013 (2012 – 113,408; 2011 – 64,470). The RSUs are notional full value shares that attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. RSUs have no performance factors attached to them and are subject to time vesting over various periods of up to 36 months. RSUs are settled in cash up to three years after the grant date. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. In 2013, the expense for RSUs was $10 million (2012 – $7 million; 2011 – $nil). At December 31, 2013, there was $5 million of total unrecognized compensation related to RSUs which is expected to be recognized over a weighted-average period of approximately 1.0 years.

2013 ANNUAL REPORT	117

The following table summarizes information related to the Company’s RSUs as at December 31:

	2013	2012

Outstanding, January 1	173,234	64,470
Granted	–	113,408
Units, in lieu of dividends	1,304	1,639
Exercised	(70,211)	–
Forfeited	(11,994)	(6,283)

Outstanding, December 31	92,333	173,234

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2013	2012	2011

Plan
DSUs	$17	$19	$4
PSUs	–	55	–
RSUs	9	–	–

Total	$26	$74	$4

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

The total number of shares purchased in 2013 on behalf of participants, including the Company contribution, was 271,934 (2012 – 445,951; 2011 – 630,480). In 2013, the Company’s contributions totalled $5 million (2012 – $4 million; 2011 – $4 million) and the related expense was $5 million (2012 – $4 million; 2011 – $4 million).

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

Responsibility for maintaining and operating the leased assets according to specific contractual obligations outlined in the terms of the lease agreements and industry standards is the Company’s. The rigor of the contractual terms of the lease agreements and industry standards are such that the Company has limited discretion over the maintenance activities associated with these assets. As such, the Company concluded these terms do not provide the Company with the power to direct the activities of the variable interest entities in a way that has a significant impact on the entities’ economic performance.

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2013, lease payments after tax were $9 million. Future minimum lease payments, before tax, of $207 million will be payable over the next 17 years.

The Company does not guarantee the residual value of the assets to the lessor, however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly affect the variable interest entities’ performance, and the Company’s fixed price purchase option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities.

26    Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2013, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

118	2013 ANNUAL REPORT

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Megantic, Quebec on a section of railway line owned by MM&A. The day before CP had interchanged the train to MM&A, but after the interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was later added as a named party in the administrative action on August 14, 2013.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Megantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in both proceedings or any proceeding that may be commenced in the future.

At December 31, 2013, the Company had committed to total future capital expenditures amounting to $569 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.5 billion for the years 2014-2046, of which CP estimates approximately $0.8 billion will be incurred within the next 5 years.

As at December 31, 2013, the Company’s commitments under operating leases were estimated at $684 million in aggregate, with minimum annual payments in each of the next five years and thereafter as follows:

(in millions of Canadian dollars)	Operating leases

2014	$121
2015	102
2016	85
2017	66
2018	54
Thereafter	256

Total minimum lease payments	$684

Expenses for operating leases for the year ended December 31, 2013 were $154 million (2012 – $182 million; 2011 – $161 million).

During the three months ended March 31, 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee to facilitate the acquisition of a building. The building will be held in trust until the resolution of legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building. If CP is successful in these proceedings, title to the building will transfer to CP with an additional payment of $20 million; otherwise the loan will be repaid.

27    Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $159 million at December 31, 2013;

☐

guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2013, these accruals amounted to $6 million (2012 – $6 million), recorded in “Accounts payable and accrued liabilities”.

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

2013 ANNUAL REPORT	119

contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2013, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

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

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. In 2012, Pershing Square and related entities owned or controlled approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assumes the indemnity obligations and return the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing it to recover to the extent of Mr. Harrison’s success in those proceedings; however on February 3, 2013 the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (US$9 million) of the amounts in the dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (Note 24).

In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable. Accordingly, no amount was accrued at December 31, 2012.

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

In 2013, 2012 and 2011, no one customer comprised more than 10% of total revenues and accounts receivable.

Geographic information

(in millions of Canadian dollars)	Canada	United States	Total

2013
Revenues	$4,330	$1,803	$6,133
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,842	$4,237	$14,079

2012
Revenues	$4,095	$1,600	$5,695
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,138	$4,249	$13,387

2011
Revenues	$3,766	$1,411	$5,177
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$8,854	$4,309	$13,163

120	2013 ANNUAL REPORT

CANADIAN PACIFIC EXECUTIVE LEADERSHIP

L to R: Michael Redeker, Vice-President, Chief Information Officer; Peter Edwards, Vice-President, Human Resources & Labour Relations; Mark Wallace, Vice-President, Corporate Affairs and Chief of Staff; E. Hunter Harrison, Chief Executive Officer; Jeff Kampsen, Vice-President and Comptroller; Bart W. Demosky, Executive Vice-President and Chief Financial Officer; Paul A. Guthrie, Chief Legal Officer and Corporate Secretary

L to R: Tony Marquis, Vice-President Operations, Eastern Region; Jane O’Hagan, Executive Vice-President and Chief Marketing Officer;

Scott MacDonald, Senior Vice-President Operations (System); Keith Creel, President and Chief Operating Officer; Guido De Ciccio, Senior Vice-President Operations, Western Region; Robert Johnson, Vice-President Operations, Southern Region

2013 ANNUAL REPORT	121

CHAIRMAN’S MESSAGE

DEAR FELLOW SHAREHOLDERS:

It has been a year of extraordinary accomplishment for our company. Hunter Harrison and his team have done an outstanding job of delivering on the promise of a new, high-performing CP, both for customers and for you, our shareholders.

The Board of Directors and I could not be more pleased with the company’s progress against the goals we established for 2016. Record 2013 performance in revenue, free cash flow and operating ratio has CP on track to achieve many of those goals well ahead of plan, and has us poised to become the new standard of leadership among North American railroads.

With President and COO Keith Creel, and the addition of Bart Demosky as CFO in December of 2013, the Board is highly confident that we have the right executive team in place to lead this company to 2016 and beyond. On behalf of the Board, I would like to commend that team for the leadership and clarity of vision they have displayed thus far in our journey.

Equally as important, the Board would like to recognize the skills, passion and dedication of the CP workforce, without whose efforts the rapid progress we have seen so far would never have been possible. We know fundamental changes of the kind we have put in motion can be stressful—we deeply appreciate the role each and every employee is playing in the creation of a new CP.

122	2013 ANNUAL REPORT

My Board colleagues and I would also like to express our sincere thanks to Richard Kelly, who will retire from the Board on May 1, 2014, for his five years of service, including three as Chairman of the Audit Committee. We will miss his wise counsel and commitment to CP success. We welcomed Jim Prentice to the Board of Directors in June of 2013. With his unique combination of government and corporate experience, Jim has been a valuable addition to the Board.

I am proud and honoured to serve as Chairman during this historic time of positive change. It is deeply gratifying to be a part of CP’s great Canadian success story, and I have no doubt that the accomplishments of 2013 represent but a start to what this company will achieve in the years ahead.

With appreciation,

Paul G. Haggis
Chairman of the Board
Canadian Pacific Railway Limited

2013 ANNUAL REPORT	123

SHAREHOLDER INFORMATION

Common Share Market Prices

Toronto Stock Exchange
	2013		2012
(Canadian dollars)	High	Low	High	Low

First Quarter	132.92	102.14	79.29	67.99
Second Quarter	144.43	118.25	77.89	71.61
Third Quarter	134.90	121.39	85.66	72.66
Fourth Quarter	167.00	126.42	101.81	81.29

Year	167.00	102.14	101.81	67.99

New York Stock Exchange
	2013		2012
(U.S. dollars)	High	Low	High	Low

First Quarter	130.81	103.82	79.91	66.23
Second Quarter	139.99	113.82	79.00	68.69
Third Quarter	129.81	115.54	88.23	71.22
Fourth Quarter	156.96	122.50	102.80	82.75

Year	156.96	103.82	102.80	66.23

Number of registered shareholders at year end: 15,632

Closing market prices at year end:

Toronto Stock Exchange:	$160.65 (CDN	)
New York Stock Exchange:	$151.32 (US	)

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

100 University Avenue, 8th Floor

Toronto, Ontario Canada M5J 2Y1

Information Regarding Direct Registration

The Direct Registration System, or DRS, allows registered holders to hold securities in “book entry” form without having a physical certificate issued as evidence of ownership. Instead, securities are held in the name of the registered holder and registered electronically on the issuer’s records maintained by the issuer’s transfer agent. If you are a registered holder of shares and wish to hold your shares using the DRS, please contact the transfer agent at the phone number or address shown above; or for more information about direct registration, log on to Computershare’s website at www.investorcentre.com/cp and click on “Got a question? Ask Penny”.

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

124	2013 ANNUAL REPORT

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

Corporate Governance

CP’s Board of Directors and management are committed to a high standard of corporate governance. They believe effective corporate governance calls for the establishment of processes and structures that contribute to the sound direction and management of the Corporation’s business, with a view to enhancing shareholder value.

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the 2014 Annual Meeting of Shareholders and in its Corporate Governance Principles and Guidelines which are available on CP’s website at www.cpr.ca.

Governance Standards

Any significant differences between the Corporation’s corporate governance practices and the corporate governance listing standards of the New York Stock Exchange (“NYSE Listing Standards”) are set forth on CP’s website at www.cpr.ca under About CP, “Executive Leadership & Governance”.

Chief Executive Officer and Chief Financial Officer Certifications

The certifications of the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 (the “302 Certifications”) and the rules promulgated by the U.S. Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the 2013 Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of CSA National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

2014 Annual Meeting

The Annual Meeting of Shareholders will be held on Thursday, May 1, 2014, at the Telus Convention Centre, Calgary, Alberta.

Shareholder Services

Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:

Shareholder Services

Office of the Corporate Secretary

7550 Ogden Dale Road S.E.

Calgary, Alberta, Canada T2C 4X9

Investor Information

Financial information is available under the “Invest in CP” section on CP’s website at www.cpr.ca.

Communications and Public Affairs

Contact Communications and Public Affairs, Canadian Pacific 7550 Ogden Dale Road S.E., Calgary, Alberta, Canada T2C 4X9.

CP

Canadian Pacific

7550 Ogden Dale Road S.E.

Calgary, AB T2C 4X9

Canada