Form 40-F
period 2014-12-31
CANADIAN PACIFIC RAILWAY LTD/CN; CANADIAN PACIFIC RAILWAY CO/NEW
filed 2015-02-23
CIK 16875, 1166893

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Debt Securities of Canadian Pacific Railway Company

For annual reports, indicate by check mark the information filed with this form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

At December 31, 2014, 166,120,981 Common Shares of Canadian Pacific Railway Limited (“CPRL”) were issued and outstanding. At December 31, 2014, 347,170,009 Ordinary Shares of Canadian Pacific Railway Company (“CPRC”) were issued and outstanding. All of the ordinary shares of CPRC are held by CPRL.

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

YES  ☒            NO   ☐

PRIOR FILINGS MODIFIED AND SUPERSEDED

The Registrants’ Annual Report on Form 40-F for the year ended December 31, 2014, at the time of filing with the Securities and Exchange Commission (the “Commission”), modifies and supersedes all prior documents filed pursuant to Sections 13 and 15(d) of the Exchange Act for purposes of any offers or sales of any securities after the date of such filing pursuant to any Registration Statement under the Securities Act of 1933 of either Registrant which incorporates by reference such Annual Report, including without limitation the following: Form S-8 No. 333-13962 (Canadian Pacific Railway Limited); Form S-8 No. 333-127943 (Canadian Pacific Railway Limited); Form S-8 No. 333-140955 (Canadian Pacific Railway Limited); Form S-8 No. 333-183891 (Canadian Pacific Railway Limited); Form S-8 No. 333-183892 (Canadian Pacific Railway Limited); Form S-8 No. 333-183893 (Canadian Pacific Railway Limited); Form S-8 No. 333-188826 (Canadian Pacific Railway Limited); and Form S-8 No. 333-188827 (Canadian Pacific Railway Limited).

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

ANNUAL INFORMATION FORM, CONSOLIDATED AUDITED ANNUAL FINANCIAL STATEMENTS

AND MANAGEMENT’S DISCUSSION AND ANALYSIS

A. Annual Information Form

For the Annual Information Form of CPRL for the year ended December 31, 2014, see Table of Contents and pages 1 through 42 of CPRL’s 2014 Annual Information Form incorporated by reference and included herein.

B. Audited Annual Financial Statements

For audited consolidated financial statements (U.S. GAAP), including the reports of the independent registered public accounting firm with respect thereto, see pages 67 through 109 of CPRL’s 2014 Annual Report incorporated by reference and included herein.

C. Management’s Discussion and Analysis

For management’s discussion and analysis, see pages 20 through 66 of CPRL’s 2014 Annual Report incorporated by reference and included herein.

For the purposes of this Annual Report on Form 40-F, only pages 20 through 109 of CPRL’s 2014 Annual Report referred to above shall be deemed filed, and the balance of such 2014 Annual Report, except as it may be otherwise specifically incorporated by reference in CPRL’s Annual Information Form, shall be deemed not filed with the Commission as part of this Annual Report on Form 40-F under the Exchange Act.

DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2014, an evaluation was carried out under the supervision of and with the participation of the Registrants’ management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Registrants’ disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of December 31, 2014, to ensure that information required to be disclosed by the Registrants in reports that they file or submit under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the Commission rules and forms and (ii) accumulated and communicated to the Registrants’ management, including their Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

For management’s report on internal control over financial reporting, see page 68 of the Registrant’s 2014 Annual Report, incorporated by reference and included herein.

ATTESTATION REPORT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The effectiveness of the Registrants’ internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report on pages 69 through 70 of the Registrant’s 2014 Annual Report.

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

In addition, the Registrants have adopted a Code of Ethics for the Chief Executive Officer and Senior Financial Officers. This code applies to the Registrants’ Chief Executive Officer, Chief Financial Officer and Vice President and Controller. It is available on the Registrants’ web site at www.cpr.ca and in print to any shareholder who requests it. All amendments to the code, and all waivers of the code with respect to any of the officers covered by it, will be posted on the Registrants’ web site and provided in print to any shareholder who requests them.

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

EXECUTIVE SESSIONS OF NON-MANAGEMENT DIRECTORS

The independent directors met in executive sessions without management present at the regular and special meetings of the board of directors of CPRL and its standing committees in 2014. In fact, each regularly scheduled meeting’s agenda included one or more such sessions during the meeting.

Interested parties may communicate directly with Mr. G.F. Colter, the Chair of the boards of the Registrants, who presided at such executive sessions, by writing to him at the following address, and all communications received at this address will be forwarded to him:

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

Isabelle Courville

Paul Haggis

Linda J. Morgan

Andrew F. Reardon

Each of the aforementioned directors, with the exception of Ms. Morgan, has been determined by the boards of the Registrants to meet the audit committee financial expert criteria prescribed by the Commission and have been designated as an audit committee financial expert for the Audit Committees of the boards of both Registrants. Each of the aforementioned directors has been determined by the boards of the Registrants to be independent within the criteria referred to above under the subheading “Director Independence”, including the NYSE Standards.

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

PRINICIPAL ACCOUNTANT FEES AND SERVICES

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee of a company must pre-approve all audit and non-audit services to be provided by the independent auditors. Fees payable to Deloitte LLP for the years ended December 31, 2014, and December 31, 2013, totalled $2,885,400 and $2,213,000, respectively, as detailed in the following table:

For the year ended December 31	Total 2014 ($)	Total 2013 ($)
Audit Fees	2,184,800	1,943,000
Audit-Related Fees	155,000	228,500
Tax Fees	295,600	41,500
All Other Fees	250,000	—

TOTAL	2,885,400	2,213,000

The nature of the services provided under each of the categories indicated in the table is described below.

Audit Fees

Audit fees were for professional services rendered for the audit and interim reviews of the Registrants’ annual financial statements and services provided in connection with statutory and regulatory filings or engagements, including the attestation engagement for the report from the independent registered public accounting firm on the effectiveness of internal controls over financial reporting, the audit or interim reviews of financial statements of certain subsidiaries and of various pension and benefits plans of the Registrants; special attestation services as may be required by various government entities; and general advice and assistance related to accounting and/or disclosure matters with respect to new and proposed U.S. accounting standards, securities regulations, and/or laws.

Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under “Audit Fees” above. These services consisted of audit work related to securities filings; refinancing of subsidiary companies; and accounting training.

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

All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These finance services consisted of advice with respect to an internal reorganization initiative. There were no such services in 2013.

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

OFF-BALANCE SHEET ARRANGEMENTS

A description of the Registrants’ off-balance sheet arrangements is set forth on page 52 of the Registrants’ 2014 Annual Report incorporated by reference and included herein.

TABLE OF CONTRACTUAL COMMITMENTS

The table setting forth the Registrants’ contractual commitments is set forth on page 52 of the Registrants’ 2014 Annual Report incorporated by reference and included herein.

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

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

/s/ Paul A. Guthrie
Name: Paul A. Guthrie Title: Corporate Secretary

Date: February 23, 2015

EXHIBITS

99.1	Consent of Deloitte LLP, Independent Registered Public Accounting Firm.

99.2	Certification by the Chief Executive Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.3	Certification by Chief Financial Officer of the Registrants filed pursuant to Rule 13a-14(a) of the Exchange Act.

99.4	Certification by the Chief Executive Officer of the Registrants furnished pursuant to 18 U.S.C. Section 1350.

99.5	Certification by the Chief Financial Officer of the Registrants filed pursuant to 18 U.S.C. Section 1350.

101	Interactive Data File

10

ANNUAL INFORMATION FORM  |  2014

FEBRUARY 23, 2015

February 23, 2015

CANADIAN PACIFIC

1. CORPORATE STRUCTURE

In this Annual Information Form (“AIF”), “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. All information in this AIF is stated as at December 31, 2014 and all financial statements were prepared in accordance with United States generally accepted accounting principles (“GAAP”) unless otherwise indicated. Except where otherwise indicated, all financial information and references to “dollar” or “$” reflected herein are expressed in Canadian dollars.

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

The Company’s registered, executive and head office is located at 7550 Ogden Dale Road S.E., Calgary, Alberta T2C 4X9.

2014 ANNUAL INFORMATION FORM                1

2. INTERCORPORATE RELATIONSHIPS

2.1 Principal Subsidiaries

The table below sets out the Company’s principal subsidiaries, including the jurisdiction of incorporation and the percentage of voting and non-voting securities CP currently own directly or indirectly:

Principal Subsidiary(1)	Incorporated under the Laws of	Percentage of Voting Securities Held Directly or Indirectly	Percentage of Non-Voting Securities Beneficially Owned, or over which Control or Direction is Exercised
Canadian Pacific Railway Company	Canada	100%	Not applicable
Soo Line Corporation(2)	Minnesota	100%	Not applicable
Soo Line Railroad Company(3)	Minnesota	100%	Not applicable
Dakota, Minnesota & Eastern Railroad Corporation(4)	Delaware	100%	Not applicable
Delaware and Hudson Railway Company, Inc.(3)	Delaware	100%	Not applicable
Mount Stephen Properties Inc.(5)	Canada	100%	Not applicable

(1)	This table does not include all of the Company’s subsidiaries. The assets and revenues of unnamed subsidiaries did not exceed 10% of the total consolidated assets or total consolidated revenues of CP individually, or 20% of the total consolidated assets or total consolidated revenues of CP in aggregate.
(2)	Indirect wholly owned subsidiary of Canadian Pacific Railway Company.
(3)	Wholly owned subsidiary of Soo Line Corporation.
(4)	Indirect wholly owned subsidiary of Soo Line Corporation.
(5)	Wholly owned subsidiary of Canadian Pacific Railway Company.

2

CANADIAN PACIFIC

3. GENERAL DEVELOPMENTS OF THE BUSINESS

3.1 Recent Developments

2014 Developments

On May 7, 2014, CP announced Chief Executive Officer E. Hunter Harrison agreed to a contract extension with the railway for an additional year, and will remain with the Company until 2017. Prior to the Company’s shareholder meeting on May 1, 2014, it was announced that Mr. Richard Kelly would not stand for re-election as a member of the Company’s Board of Directors. On May 1, 2014, the Company announced that Gary Colter was elected Chairman of the Company’s Board of Directors. Effective May 20, 2014, the Hon. Jim Prentice resigned as a member of the Company’s Board of Directors. Mr. Prentice had been appointed to the Board on June 7, 2013.

On October 1-2, 2014, the Company unveiled new growth targets extending to 2018. These financial expectations include:

•	more than doubling diluted earnings per share (“EPS”) over the next four years compared to 2014;

•	growing annual revenue to $10 billion in 2018; and

•	generating cumulative cash flow before dividends of $6 billion through 2018.

Over the course of 2014 and in early 2015, CP took a number of steps to optimize the Company’s capital structure and lower cost of capital. Key initiatives included:

•	on January 28, 2015, CP issued U.S. $700 million 2.900% 10-year Notes due 2025 for net proceeds of U.S.$694 million;

•	during the fourth quarter of 2014, the Company established a commercial paper program which enabled it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper program is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at December 31, 2014, the Company had total commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in Long-term debt on the Company’s Consolidated Balance Sheets;
•	at September 26, 2014, CP terminated its existing revolving credit facility agreement dated as of November 29, 2013. On the same day CP entered into a new revolving credit facility agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five years portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At December 31, 2014, the facility was undrawn; and

•	on March 17, 2014 the Company commenced a Normal Course Issuer Bid (“NCIB”) to purchase, for cancellation up to 5.3 million common shares. On September 29, 2014, the Company announced the amendment of the NCIB to increase the maximum number of its Common Shares that could be purchased from 5.3 million to 12.7 million by March 16, 2015. From March 17, 2014 to December 31, 2014, the Company repurchased 10.5 million Common shares for $2,089 million at an average price of $199.42 per share.

As a result of the Company’s improved financial position, CP received two ratings upgrades in 2014 from all three agencies. Standard & Poor’s (“S&P”), Moody’s Investors Services (“Moody’s”), and Dominion Bond Rating Services (“DBRS”) increased their ratings to BBB+, Baa1 and BBB (High), respectively, from BBB-, Baa3, and BBB (Low), respectively. In addition, the Company was assigned short-term ratings on its newly established U.S. commercial paper program. S&P, Moody’s, and DBRS assigned ratings of A-2, P-2, and R-2 (High), respectively.

On November 17, 2014, the Company announced a proposed agreement with Norfolk Southern Corporation (“NS”) for the sale of approximately 283 miles of the Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania, and Schenectady, New York. The assets expected to be sold to NS upon completion of this transaction have been classified as Assets held for sale on the Company’s Consolidated Balance Sheets. The assets continue to be reported at their carrying value as this is lower than their expected fair value. The sale to NS, when agreed, will be subject to regulatory approval

2014 ANNUAL INFORMATION FORM                3

by the U.S. Surface Transportation Board and is expected to close in 2015.

On January 2, 2014, the Company executed an agreement with Genesee & Wyoming Inc. (“G&W”) for the sale of the Dakota, Minnesota, & Eastern (“DM&E”) West tracks between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska. DM&E West encompasses approximately 660 miles and the sale closed on May 30, 2014 for U.S. $218 million (CDN $236 million) in gross proceeds.

On January 20, 2015, CP announced it had an agreement to create a joint venture with DREAM Unlimited called DREAM Van Horne Properties. The joint venture was created to evaluate the Company’s real estate, and to explore innovative ways to maximize value, including industrial, commercial and residential development.

2013 Developments

Effective February 5, 2013, Mr. Keith Creel was appointed as President and Chief Operating Officer as part of the Company’s long-term succession plan. In connection to this appointment, Mr. E. Hunter Harrison remains Chief Executive Officer of the Company. On November 29, 2013, CP further announced the appointment of Mr. Bart W. Demosky as Executive Vice President and Chief Financial Officer effective December 28, 2013. Mr. Demosky replaced Mr. Brian Grassby, who retired from his role as Senior Vice President, Chief Financial Officer and Treasurer as announced on October 23, 2013. Mr. Grassby remained a key part of the senior management team until the end of 2013 to lead a successful transition.

Early in 2014, the Company executed an agreement with G&W for the sale of a portion of the DM&E line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines as result of the Company’s 2012 initiative to assess the opportunities with this 660 mile portion of DM&E. The Company recorded an asset impairment charge and accruals for future associated costs totaling $435 million ($257 million after tax) which impacted diluted EPS by $1.46 in 2013.

2012 Highlights

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

4

CANADIAN PACIFIC

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

Included in this charge were amounts totaling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square and related entities. Pershing Square and related entities owned or controlled approximately 14% of the Company’s outstanding shares as at December 31, 2012 and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount paid to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to, or incurred on behalf of, Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assumes the indemnity obligations and returns the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce

Mr. Harrison’s rights in the aforementioned legal proceedings, allowing the Company to recover to the extent of Mr. Harrison’s success in those proceedings; however, on February 3, 2013, the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (U.S. $9 million) of the amounts in dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. In addition, the Company agreed to indemnify Mr. Harrison for certain other amounts sought for repayment by Mr. Harrison’s former employer, to a maximum of $3 million plus legal fees, but as a result of the settlement of the aforementioned legal proceedings, such indemnity is no longer applicable.

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

The strike caused a significant loss of revenue during the second quarter. Partly offsetting this revenue loss were cost savings in Compensation and benefits, Fuel, and Equipment rents. During the strike, CP took the opportunity to advance track and other maintenance including mechanical and engineering work.

Once the unions returned to work the Company quickly re-established service and reset the network.

Strategic update

On December 4-5, 2012, CP’s Chief Executive Officer E. Hunter Harrison outlined the Company’s plan for change to improve service, increase the railway’s efficiency, lower cost and grow the business.

2014 ANNUAL INFORMATION FORM                5

Under the leadership of new management, the second half of 2012 included a rapid change agenda where progress was made on this plan. Highlights of CP’s evolution to a more competitive railway include:

•	a new executive leadership team in place, including a new Senior Operations lead team, with a mandate for centralized planning and decentralized execution, that eliminates bureaucracy to make service decisions faster and closer to the customer;

•	revamped intermodal and merchandise train services which provide faster transit times for customers, such as the new intermodal services connecting Vancouver to Chicago or Toronto;

•	the closure of hump-switching yards in Toronto, Winnipeg, Calgary and Chicago which provides significant cost savings and more efficient operating practices;

•	the closure of intermodal terminals in Milwaukee, Obico (Toronto), and Schiller Park (Chicago) which reduced CP’s footprint and operating expenses while also facilitating efficient operating practices and reduced end-to-end transit times;

•	network design changes made after July 2012 allowed CP to reduce operating plan train miles by 39,000 per week, a 7 percent improvement, and crew starts by approximately 30 per day, a
5 percent improvement over previous designs from the first half of the year. Together, these design changes reduced annual operating costs, while increasing capacity; and

•	a reduction of the Company’s active locomotive fleet by more than 195 engines in the second half of 2012, with more than 460 locomotives stored, returned or declared surplus year-to-date. Over the course of 2012, CP provided return notification on 5,400 rail cars.

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

6

CANADIAN PACIFIC

4. DESCRIPTION OF THE BUSINESS

4.1 Background and Network

CPRC was incorporated by Letters Patent in 1881 pursuant to an Act of the Parliament of Canada. CPRC is one of Canada’s oldest corporations. From the Company’s inception 134 years ago, CP has developed into a fully integrated and technologically advanced Class I railway (a railroad earning a minimum of U.S. $452.7 million in revenues annually as defined by the Surface Transportation Board in the U.S.) providing rail and intermodal freight transportation services over a 13,700 mile network serving the principal business centres of Canada, from Montreal, Quebec to Vancouver, British Columbia (“B.C.”), and the U.S. Midwest and Northeast regions.

CP owns approximately 9,900 miles of track. An additional 3,800 miles of track are owned jointly, leased or operated under trackage rights. Of the total mileage operated, approximately 5,800 miles are located in western Canada, 2,300 miles in eastern Canada, 4,500 miles in the U.S. Midwest and 1,100 miles in the U.S. Northeast. The Company’s business is based on funnelling railway traffic from feeder lines and connectors, including secondary and branch lines, onto the Company’s high-density mainline railway network. CP has extended its network reach by establishing alliances and connections with other major Class I railways in North America, which allow the Company to provide competitive services and access to markets across North America beyond CP’s own rail network. The Company also provides service to markets in Europe and the Pacific Rim through direct access to the Port of Montreal and the Port Metro Vancouver in Vancouver, B.C., respectively.

CP’s network accesses the U.S. market directly through three wholly owned subsidiaries: Soo Line Railroad Company (“Soo Line”), a Class I railway operating in the U.S. Midwest; DM&E, a wholly owned subsidiary of the Soo Line, which operates in the U.S. Midwest; and the Delaware and Hudson Railway Company, Inc. (“D&H”), which operates between eastern Canada and major U.S. Northeast markets, including New York City, New York; Philadelphia, Pennsylvania; and Washington, D.C.

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

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for the Company’s customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

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

2013 ANNUAL INFORMATION FORM                7

4.3 Partnerships, Alliances and Network Efficiency

Some customers’ goods may have to travel on more than one railway to reach their final destination. The transfer of goods between railways can cause delays and service interruptions. The Company’s rail network connects to other North American rail carriers and, through partnerships, the Company continues to co-develop processes and products designed to provide seamless and efficient scheduled train service to these customers.

CP continues to increase the capacity and efficiency of the Company’s core franchise through infrastructure-sharing and joint-service programs with other railways and third parties, strategic capital investment programs, and operating plan strategies. Combined with the continued improvement of CP locomotive and rail car fleets, these strategies enable the Company to achieve more predictable and fluid train operations between major terminals.

Over the past few years, Class I railway initiatives have included:

•	Co-operation initiatives with the Canadian National Railway Company (“CN”) in the Port Metro Vancouver Terminal and B.C. Lower Mainland;
•	Working very closely with all the Class I and other carriers that serve Chicago, Illinois under the Chicago Region Environmental and Transportation Efficiency (“CREATE”) program. Class I’s, Amtrak, Metra and switching carriers Indiana Harbor Belt Railroad (“IHB”) and Belt Railway of Chicago (“BRC”) have partnered in CREATE to construct operating and structural changes that will improve operating efficiency and fluidity in and around Chicago, the largest railroad hub in North America; and

•	CP, working with the State Departments of Transportation of New York, Illinois, Wisconsin and Minnesota, to develop plans for improved track and road infrastructure to support intercity passenger rail. This infrastructure will support the fluidity of passenger and freight traffic on shared CP track.

CP also develops mutually beneficial arrangements with smaller railways, including shortline and regional carriers.

4.4 Network and Right-of-Way

The Company’s 13,700-mile network extends from the Port Metro Vancouver on Canada’s Pacific Coast to the Port of Montreal in eastern Canada, and to the U.S. industrial centres of Chicago; Detroit, Michigan; Newark, New Jersey; and Buffalo, New York; Kansas City, Missouri; and Minneapolis, Minnesota.

The Company’s network is composed of four primary corridors: Western, Eastern, Central and the Northeast U.S.

8

CANADIAN PACIFIC

4.4.1 The Western Corridor: Vancouver to Thunder Bay

Overview – The Western Corridor links Vancouver with Thunder Bay, Ontario, which is the western Canadian terminus of the Company’s Eastern corridor. With service through Calgary, Alberta the Western Corridor is an important part of the Company’s routes between Vancouver and the U.S. Midwest, and between Vancouver and Eastern Canada. The Western Corridor provides access to the Port of Thunder Bay, Canada’s primary Great Lakes bulk terminal.

Products – The Western Corridor is the Company’s primary route for bulk and resource products traffic from western Canada to the Port Metro Vancouver for export. CP also handles significant volumes of international intermodal containers and domestic general merchandise traffic.

Feeder Lines – CP supports its Western Corridor with four significant feeder lines: the “Coal Route”, which links southeastern B.C. coal deposits to the Western Corridor and to coal terminals at the Port Metro Vancouver; the “Edmonton-Calgary Route”, which provides rail access to Alberta’s Industrial Heartland in addition to the petrochemical facilities in central Alberta; the “Pacific CanAm Route”, which connects Calgary and Medicine Hat, Alberta, with Pacific Northwest rail routes at Kingsgate, B.C. via the Crowsnest Pass; and the “North Main Line Route” that provides rail service to customers between Portage La Prairie, Manitoba and Wetaskiwin, Alberta, including intermediate points Yorkton and Saskatoon in Saskatchewan. This line is an important collector of Canadian grain and fertilizer, serving the potash mines located east and west of Saskatoon and many high-throughput grain elevator, processing and crude facilities. In addition, this line provides direct access to refining and upgrading facilities at Lloydminster, Alberta and western Canada’s largest pipeline terminal at Hardisty, Alberta.

Connections – The Company’s Western Corridor connects with the Union Pacific Railroad (“UP”) at Kingsgate and with Burlington Northern Santa Fe, LLC (“BNSF”) at Coutts, Alberta, and at New Westminster and Huntingdon in B.C. This corridor also connects with CN at many locations including Thunder Bay, Winnipeg, Regina and Saskatoon in Saskatchewan, Red Deer, Camrose, Calgary and

Edmonton in Alberta and several locations in the Greater Vancouver area.

Yards and Repair Facilities – CP supports rail operations on the Western Corridor with main rail yards at Vancouver, Calgary, Edmonton, Moose Jaw in Saskatchewan, Winnipeg and Thunder Bay. CP also has major intermodal terminals at Vancouver, Calgary, Edmonton, Regina and Winnipeg. The Company has locomotive and rail car repair facilities at Golden, B.C., Vancouver, Calgary, Moose Jaw and Winnipeg.

4.4.2 The Central Corridor: Moose Jaw or Winnipeg to Chicago and Kansas City

Overview – The Central Corridor connects with the Western Corridor at Moose Jaw and Winnipeg. By running south to Chicago and Kansas City through the Twin Cities of Minneapolis and St. Paul, Minnesota and Milwaukee, Wisconsin, CP provides a direct, single-carrier route between western Canada and the U.S. Midwest, providing access to Great Lakes and Mississippi River ports. From La Crosse, Wisconsin, the Central Corridor continues south towards Kansas City via the Quad Cities, providing an efficient route for traffic destined for southern U.S. and Mexican markets. CP’s Kansas City line also has a direct connection into Chicago and by extension to points east on CP’s network such as Toronto, Ontario and the Port of Montreal.

Products – Traffic transported on the Central Corridor include intermodal containers from the Port Metro Vancouver, fertilizers, chemicals, crude, grain, automotive and other agricultural products.

Feeder Lines – The Company has operating rights over the BNSF line between Minneapolis and the twin ports of Duluth, Minnesota and Superior, Wisconsin. CP maintains its own yard facilities at the Twin Ports that provide an outlet for grain from the U.S. Midwest to the grain terminals at these ports, and a strategic entry point for large dimensional shipments that can be routed via CP’s network to locations such as Alberta’s Industrial Heartland to serve the needs of the oil sands and energy industry. The DM&E route from Winona, Minnesota to Tracy, Minnesota provides access to key agricultural and industrial commodities. CP’s feeder line between Drake and Newtown in North Dakota is geographically situated in a highly-strategic region for Bakken oil production. CP also owns two significant feeder lines in North Dakota and western

2014 ANNUAL INFORMATION FORM                9

Minnesota operated by the Dakota Missouri Valley and Western Railroad, and the Northern Plains Railroad respectively. Both of these short lines are also active in providing service to agricultural and Bakken-oil related customers.

Connections – The Company’s Central Corridor connects with all major railways at Chicago. Outside of Chicago, CP has major connections with BNSF at Minneapolis and at Minot, North Dakota and with UP at St. Paul. CP connects with CN at Milwaukee and Chicago. At Kansas City, CP connects with Kansas City Southern (“KCS”), BNSF, Norfolk Southern Corporation (“NS”), and UP. CP’s Central Corridor also links to several shortline railways that primarily serve grain and coal producing areas in the U.S., and extend CP’s market reach in the rich agricultural areas of the U.S. Midwest.

Yards and Repair Facilities – The Company supports rail operations on the Central Corridor with main rail yards in Chicago, Milwaukee, Wisconsin, St. Paul and Glenwood in Minnesota, and Mason City and Nahant in Iowa. CP owns 49% of the IHB, a switching railway serving Greater Chicago and northwest Indiana, and has a major intermodal terminal in Chicago and one in Minneapolis. In addition, CP has a major locomotive repair facility at St. Paul and car repair facilities at St. Paul and Chicago. CP shares a yard with KCS in Kansas City.

4.4.3 The Eastern Corridor: Thunder Bay to Montreal and Detroit

Overview – The Eastern Corridor extends from Thunder Bay through to its eastern terminus at Montreal and from Toronto to Chicago via Windsor/Detroit. The Company’s Eastern Corridor provides shippers direct rail service from Toronto and Montreal to Calgary and Vancouver via the Company’s Western Corridor and to the U.S. via the Central Corridor. This is a key element of the Company’s transcontinental intermodal and other services, as well as truck trailers moving in drive-on/drive-off Expressway service between Montreal and Toronto. The corridor also supports the Company’s market position at the Port of Montreal by providing one of the shortest rail routes for European cargo destined to the U.S. Midwest, using the CP-owned route between Montreal and Detroit, coupled with a trackage rights arrangement on NS tracks between Detroit and Chicago.

Products – Major traffic categories transported in the Eastern Corridor include forest, chemicals and plastics, crude, metals, minerals and consumer products, intermodal containers, automotive products and general merchandise.

Feeder Lines – A major feeder line that serves the steel industry at Hamilton, Ontario provides connections to both the Company’s Northeast U.S. corridor and both CSXT Corporation (“CSXT”) and NS at Buffalo.

Connections – The Eastern Corridor connects with a number of shortline railways including routes from Montreal to Quebec City, Quebec and Montreal to St. John, New Brunswick and Searsport, Maine. CP owns a route to Temiscaming, Quebec via North Bay, Ontario operated by short line Ottawa Valley Railway, where connections are made with the Ontario Northland Railway. Connections are also made with CN at a number of locations, including Sudbury, North Bay, Windsor, London, Hamilton, and Toronto in Ontario and Montreal and at Detroit and Buffalo with NS and CSXT.

Yards and Repair Facilities – CP supports its rail operations in the Eastern Corridor with major rail yards at Sudbury, Toronto, London and Montreal. The Company’s largest intermodal facility is located in the northern Toronto suburb of Vaughan and serves the Greater Toronto and southwestern Ontario areas. CP also operates intermodal terminals at Montreal and Detroit. Terminals for the Company’s Expressway service are located in Montreal and at Milton, Ontario in the Greater Toronto area.

The Company has locomotive repair facilities at Montreal and Toronto and car repair facilities at Thunder Bay, Toronto and Montreal.

4.4.4 The Northeast U.S. Corridor: Buffalo and Montreal to New York

Overview – The Northeast U.S. Corridor provides an important link between the major population centres of eastern Canada, the U.S. Midwest and the U.S. Northeast. The corridor extends from Montreal to Harrisburg, Pennsylvania and Buffalo, New York to Allentown, Pennsylvania and to Albany/Schenectady in New York’s Capital District Region.

Products – Major traffic categories transported in the Northeast U.S. Corridor include lumber, ethanol, crude oil and consumer products.

CANADIAN PACIFIC

Feeder Lines – The Northeast U.S. Corridor connects with important feeder lines. The Company’s route between Montreal and Harrisburg, Pennsylvania, in combination with trackage rights over other railways, provides the Company with direct access to Allentown, Pennsylvania. Agreements with NS provide CP with access to shippers and receivers in the Conrail “shared asset” regions of New Jersey. The “southern tier” route between Buffalo, New York and Binghamton, New York includes haulage rights over NS lines, links industrial southern Ontario with key U.S. connecting rail carriers at Buffalo and provides access to CP for short line carriers along the Buffalo to Binghamton, New York route.

Connections – CP has major connections with NS at Binghamton, and Harrisburg and Allentown, Pennsylvania, with CSXT at Albany, New York and with Pan Am Southern at Mechanicville, New York. Shortline connections exist with multiple players throughout the corridor.

Yards and Repair Facilities – CP supports its Northeast U.S. Corridor with a major rail yard in Binghamton. CP has locomotive and car repair facilities in Montreal and Binghamton.

4.4.5 Right-of-Way

The Company’s rail network is standard gauge, which is used by all major railways in Canada, the U.S. and Mexico. Continuous welded rail is used on the core main line network.

CP uses different train control systems on portions of the Company’s owned track, depending on the volume of rail traffic. Remotely controlled centralized traffic control signals are used to authorize the movement of trains. CP is currently in the development stage of its Positive Train Control strategy for portions of its U.S. network.

In other corridors, train movements are directed by written instructions transmitted electronically and by radio from rail traffic controllers to train crews. In some specific areas of intermediate traffic density, CP uses an automatic block signalling system in conjunction with written instructions from rail traffic controllers.

4.5 Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues are typically lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods are generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

4.6 Business Categories

The following table compares the percentage of the Company’s total freight revenue derived from each of the major business lines in 2014 compared with 2013 and 2012:

Business Category	2014	2013	2012
Bulk	42%	42%	41%
Merchandise	37%	36%	34%
Intermodal	21%	22%	25%

2014 ANNUAL INFORMATION FORM                11

4.7 Revenues

Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to CP customers. The following table summarizes the Company’s annual freight revenues between 2012 and 2014:

Freight Revenues				% Change
(in $ millions, except for percentages)				2014	2013
Business Category	2014	2013	2012	vs. 2013	vs. 2012
Bulk
Canadian grain	$988	$869	$767	14	13
U.S. grain	503	431	405	17	6
Coal	621	627	602	(1)	4
Potash	347	312	281	11	11
Fertilizers and sulphur	234	258	239	(9)	8
Total bulk	2,693	2,497	2,294	8	9
Merchandise
Forest products	206	206	193	–	7
Chemicals and plastics	637	565	512	13	10
Crude	484	375	206	29	82
Metals, minerals, and consumer products	712	608	550	17	11
Automotive	357	403	425	(11)	(5)
Total merchandise	2,396	2,157	1,886	11	14
Intermodal
Domestic intermodal	787	684	653	15	5
International intermodal	588	644	717	(9)	(10)
Total intermodal	1,375	1,328	1,370	4	(3)
Total freight revenues	$6,464	$5,982	$5,550	8	8

4.7.1 Bulk

The Company’s bulk business represented approximately 42% of total freight revenues in 2014.

4.7.1.1 Canadian Grain

The Company’s Canadian grain business accounted for approximately 15% of total freight revenues in 2014.

Canadian grain transported by CP consists of both whole grains, such as wheat, corn, soybeans, and canola, and processed products such as meals, oils, and flour.

This business is centred in the Canadian prairies (Alberta, Saskatchewan and Manitoba), with grain shipped primarily west to the Port Metro Vancouver and east to the Port of Thunder Bay for export. Grain is also shipped to the U.S., Mexico and to eastern Canada for domestic consumption.

Canadian grain includes a segment of business that is regulated by the Canadian government and set out in the Canadian Transportation Act (“CTA”). This regulated business is subject to a maximum revenue entitlement (“MRE”). Under this regulation, railroads can set their own rates for individual movements. However, the MRE governs aggregate revenue earned by the railroad based on a formula that factors in the total volumes, length of haul, average revenue per tonne and inflationary adjustments. The regulation applies to Western Canadian export grain shipments to the ports of Vancouver and Thunder Bay.

4.7.1.2 U.S. Grain

CP’s U.S. grain business accounted for approximately 8% of total freight revenues in 2014.

U.S. grain transported by CP consists of both whole grains, such as wheat, corn, and soybeans, and processed products such as meals, oils, and flour.

This business is centred in the states of North Dakota, Minnesota, Iowa and South Dakota. Export grain traffic from this producing region is shipped to ports at Duluth and Superior. In partnership with other railways, CP also moves grain to export terminals in the U.S. Pacific Northwest and the Gulf of Mexico. Grain destined for domestic consumption moves east via Chicago to the U.S. Northeast or is

CANADIAN PACIFIC

interchanged with other carriers to the U.S. Southeast, Pacific Northwest and California markets.

4.7.1.3 Coal

The Company’s coal business represented approximately 10% of total freight revenues in 2014.

CP handles mostly metallurgical coal destined for export through the Port Metro Vancouver for use in the steel-making process in the Pacific Rim, Europe and South America.

CP’s Canadian coal traffic originates mainly from Teck Resource Limited’s mines in southeastern B.C. They are considered to be among the most productive, highest-quality metallurgical coal mines in the world. CP moves coal west from these mines to port terminals for export to world markets, and east for the U.S. Midwest markets and for consumption in steel-making mills along the Great Lakes.

In the U.S., CP moves primarily thermal coal from connecting railways serving the thermal coal fields in the PRB in Montana and Wyoming. It is then delivered to power generating facilities in the Midwest U.S. CP also serves petroleum coke operations in Canada and the U.S. where the product is used for power generation and aluminum production.

4.7.1.4 Potash

Potash represented approximately 5% of total freight revenues in 2014.

The Company’s potash traffic moves mainly from Saskatchewan to offshore markets through the ports of Vancouver, Thunder Bay and Portland, Oregon and to markets in the U.S. All potash shipments for export beyond Canada and the U.S. are marketed by Canpotex, a joint venture among Saskatchewan’s potash producers. Independently, these producers move domestic potash with CP primarily to the U.S. Midwest for local application.

4.7.1.5 Fertilizers and sulphur

Fertilizers and sulphur business represented approximately 4% of total freight revenues in 2014.

Chemical fertilizers are transported to markets in Canada and the U.S. from key production areas in the Canadian prairies. Phosphate fertilizer is also transported from U.S. and Canadian producers to markets in Canada and the northern U.S. CP provides transportation services from major nitrogen production facilities in western Canada and have efficient routes to the major U.S. markets. CP also has direct service to key fertilizer distribution terminals, such as the barge facilities on the Mississippi River system at Minneapolis-St. Paul, as well as access to Great Lakes vessels at Thunder Bay.

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

4.7.2 Merchandise

CP’s merchandise business represented approximately 37% of total freight revenues in 2014.

Merchandise products move in trains of mixed freight and in a variety of car types. Service involves delivering products to many different customers and destinations. In addition to traditional rail service, CP moves merchandise traffic through a network of truck-rail transload facilities and provides logistics services.

4.7.2.1 Forest Products

The Company’s forest products business represented approximately 3% of total freight revenues in 2014.

Forest products traffic includes wood pulp, paper, paperboard, newsprint, lumber, panel and oriented strand board shipped from key producing areas in B.C., northern Alberta, northern Saskatchewan, Ontario and Quebec to destinations throughout North America.

4.7.2.2 Chemicals and Plastics

The Company’s chemicals and plastics business represented approximately 10% of total freight revenues in 2014.

Petroleum products represent the largest segment of this business, followed by chemicals and plastics, respectively.

Petroleum products consist of commodities such as liquid petroleum gas (“LPG”), gasoline, diesel, condensate, asphalt and lubricant oils. The majority of the Company’s Western Canadian petroleum

2014 ANNUAL INFORMATION FORM                13

products traffic originates in Saskatchewan and in the Alberta Industrial Heartland, Canada’s largest hydrocarbon processing region. The Bakken formation region in Saskatchewan and North Dakota is another source of condensate, LPG and natural gas liquids. Connectivity to several rail interline partners gives the Company access to refineries and export facilities in the Pacific Northwest, Northeast U.S. and Gulf Coast, as well as the Texas and Louisiana petrochemical corridor and port connections.

The Company’s chemical traffic includes products such as ethylene glycol, styrene, sulphuric acid, methanol, sodium chlorate, caustic soda and soda ash. These shipments originate from Eastern Canada, Alberta, the U.S. Midwest and the Gulf of Mexico and move to end markets in Canada, the U.S. and overseas.

The most commonly shipped plastics products are polyethylene and polypropylene. Almost half of the Company’s plastics originate in central and northern Alberta and move to various North American destinations.

4.7.2.3 Crude

The Company’s crude business represented approximately 7% of total freight revenues in 2014.

Crude moves from origin facilities throughout Alberta, Saskatchewan and North Dakota. CP connects at these origin facilities with direct production as well as pipeline access. Oil sands products originating in Northern Alberta are delivered by pipeline systems to hub terminals in Edmonton, Hardisty and the Alberta Industrial Heartland, where rail and pipeline are the options for further transport. CP connects to numerous Saskatchewan oil plays, including Shaunavon, Lloydminster, Kerrobert and the Bakken, and CP has numerous facilities in the North Dakota Bakken oil producing zone.

CP’s main crude unloading destination terminal is located in Albany, New York. This terminal is a rail-to-vessel operation that can reach refineries along the Canadian and U.S. East Coast, and the U.S. Gulf Coast. CP also accesses other refineries and terminals on the U.S. East Coast, Gulf Coast and West Coast through established foreign line partnerships.

4.7.2.4 Metals, Minerals and Consumer Products

The Company’s metals, minerals and consumer products business represented approximately 11% of total freight revenues in 2014.

Metals, minerals and consumer products traffic include a wide array of commodities grouped under aggregates, steel, consumer products and non-ferrous metals.

Frac sand and cement are the dominant aggregates. Frac sand originates at mines located along the Company’s network in Wisconsin and moves to a diverse set of shale plays across North America. The majority of the Company’s cement traffic is shipped directly from production facilities in Alberta, Iowa and Ontario to energy and construction projects in North Dakota, Alberta, Manitoba and the U.S. Midwest.

CP transports steel in various forms from mills in Ontario, Saskatchewan and Iowa to a variety of industrial users. The Company carries base metals such as copper, lead, zinc and aluminum. CP also moves ores from mines to smelters and refineries for processing, and the processed metal to automobile and consumer products manufacturers.

Consumer products traffic consists of a diverse mix of goods, including food products, building materials, packaging products and waste products.

4.7.2.5 Automotive

The Company’s automotive business represented approximately 6% of total freight revenues in 2014.

CP’s automotive portfolio consists of four finished vehicle traffic segments: import vehicles that move through Port Metro Vancouver to Eastern Canadian markets; Canadian-produced vehicles that ship to the U.S. from Ontario production facilities; U.S.-produced vehicles that ship within the U.S. as well as cross-border into Canadian markets; and, Mexican-produced vehicles that ship to the U.S. and Canada. In addition to finished vehicles, CP ships automotive parts, machinery and pre-owned vehicles. A comprehensive network of automotive compounds is utilized to facilitate final delivery of vehicles to dealers throughout Canada and in the U.S.

4.7.3 Intermodal

The Company’s intermodal business accounted for approximately 21% of total freight revenues in 2014.

CANADIAN PACIFIC

Domestic intermodal freight consists primarily of manufactured consumer products moving in fifty three foot containers within North America. International intermodal freight moves in marine containers to and from ports and North American inland markets.

4.7.3.1 Domestic Intermodal

The Company’s domestic intermodal business represented approximately 12% of total freight revenues in 2014.

CP’s domestic intermodal business covers a broad spectrum of industries including food, retail, less-than truckload shipping, trucking, forest products and various other consumer-related products. Key service factors in domestic intermodal include consistent on-time delivery, the ability to provide door-to-door service and the availability of value-added services. The majority of the Company’s domestic intermodal business originates in Canada where CP markets its services directly to retailers, providing complete door-to-door service and maintaining direct relationships with its customers. In the U.S., the Company’s service is delivered mainly through wholesalers.

4.7.3.2 International Intermodal

The Company’s international intermodal business represented approximately 9% of total freight revenues in 2014.

CP’s international intermodal business consists primarily of containerized traffic moving between the ports of Vancouver, Montreal and New York and inland points across Canada and the U.S.

CP is a major carrier of containers moving via the ports of Montreal and Vancouver. Import traffic from the Port Metro Vancouver is mainly long-haul business destined for eastern Canada and the U.S. Midwest and Northeast. The Company’s trans-Pacific service offers the shortest route between the Port Metro Vancouver and Chicago. CP works closely with the Port of Montreal, a major year-round East Coast gateway to Europe, to serve markets primarily in Canada and the U.S. Midwest. The Company’s U.S. Northeast service connects eastern Canada with the ports of New York, offering a competitive alternative to trucks.

4.7.4 Fuel Cost Recovery Program

The short-term volatility in fuel prices may adversely or positively impact expenses and revenues. CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help reduce volatility to changing fuel prices. Fuel surcharge revenue is earned on individual shipments primarily based on On Highway Diesel (“OHD”); as such, fuel surcharge revenue is a function of freight volumes.

4.7.5 Other Revenue

Other revenue is generated from leasing certain assets, switching fees, other arrangements including logistical services and contracts with passenger service operators.

4.7.6 Significant Customers

For each of the twelve months ended December 31, 2014, 2013 and 2012, no customer comprised more than 10% of total revenues and accounts receivable.

2014 ANNUAL INFORMATION FORM                15

4.8 Railway Performance

CP focuses on safety, train operation productivity, increasing network efficiency and improving asset utilization. The following table summarizes the effect of the Company’s Operating Plan based on industry-recognized performance indicators. Detailed definitions of the performance indicators listed below are included in Section 26, Glossary of Terms of the 2014 MD&A which is incorporated by reference herein.

				% Change
For the year ended December 31(1)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012
Operations Performance
Freight gross ton-miles (“GTMs”) (millions)	273,276	267,629	254,354	2	5
Revenue ton-miles (“RTMs”) (millions)	149,849	144,249	135,032	4	7
Train miles (thousands)	36,625	37,817	40,270	(3)	(6)
Average train weight - excluding local traffic (tons)	8,046	7,573	6,709	6	13
Average train length - excluding local traffic (feet)	6,683	6,530	5,981	2	9
Average terminal dwell (hours)	8.7	7.1	7.5	23	(5)
Average train speed (mph)(2)(3)	18.1	18.4	N/A	(2)	N/A
Fuel efficiency (U.S. gallons of locomotive fuel consumed /1,000 GTMs)(4)	1.03	1.06	1.15	(3)	(8)
Total employees (average)(5)(6)	14,575	15,011	16,999	(3)	(12)
Workforce (end of period)(7)	14,698	14,977	16,907	(2)	(11)
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.67	1.71	1.56	(2)	10
FRA train accidents per million train-miles	1.26	1.80	1.69	(30)	7

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.
(2)	Incorporates a new reporting definition where average train speed measures the line-haul movement from origin to destination including terminal dwell hours, and excluding foreign railroad and customer delays.
(3)	2012 Average train speed information is not available for new reporting definition.
(4)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.
(5)	An employee is defined as an individual, including trainees, who has worked more than 40 hours in a standard biweekly pay period. This excludes part time employees, contractors, and consultants.
(6)	2012 average number of employees has been adjusted for a strike.
(7)	Workforce is defined as total employees plus part time employees, contractors, and consultants.

GTMs for 2014 were 273,276 million, a 2% increase compared with 267,629 million in 2013. This improvement was primarily due to higher shipments in Canadian grain, Crude, Domestic intermodal, and Metals, minerals and consumer products.

RTMs for 2014 were 149,849 million, an increase of 4% compared with 144,249 million in 2013. RTMs are discussed further in Section 8, Lines of Business of the 2014 MD&A.

Train miles for 2014 decreased by 3% compared with 2013, reflecting improvements in operating efficiency from longer, heavier trains.

Average train weight increased in 2014 by 473 tons, or 6%, from 2013. Average train length increased in 2014 by 153 feet, or 2%, from 2013. Average train weight and length benefited significantly from improvements in operating plan efficiency and increased volumes of bulk traffic conveyed in longer, heavier trains. Both of these improvements leverage the siding extensions completed in 2013 and 2014.

Average terminal dwell, the average time a freight car resides in a terminal, increased by 23% in 2014 to 8.7 hours from 7.1 hours in 2013. The unfavourable increase was primarily due to operational challenges in the U.S. Midwest.

Average train speed was 18.1 miles per hour in 2014, a decrease of 2%, from 18.4 miles per hour in 2013. The unfavourable decrease was primarily due to operational challenges in the U.S. Midwest. This decrease was partially offset by speed improvements in the fourth quarter of 2014 through improved asset velocity, decreased terminal dwell, and successful execution of the Company’s operating plan.

Fuel efficiency improved by 3% in 2014 compared to 2013. This improvement is primarily due to the continued execution of the Company’s fuel

CANADIAN PACIFIC

conservation strategy and increased locomotive productivity from higher average train weights.

The average number of total employees for 2014 decreased by 436, or 3%, compared with 2013. This improvement was primarily due to job reductions as a result of continuing strong operational performance and natural attrition, partially offset by additional information technology (“IT”) employees as a part of the Company’s insourcing strategy.

The workforce on December 31, 2014 decreased by 279, or 2%, compared with December 31, 2013. This improvement was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors.

Safety is discussed in Section 4.14, Safety.

4.9 Franchise Investment

Franchise investment is an integral part of the Company’s multi-year capital program and supports growth initiatives. The Company’s annual capital program typically includes investments in track and facilities (including rail yards and intermodal terminals); locomotives; IT; and freight cars and other equipment. On an accrual basis, CP invested approximately $3.9 billion in core assets from 2012 to 2014, with annual capital spending over this period averaging approximately 21% of revenues. This included approximately $2.6 billion invested in track and roadway, $500 million in rolling stock, $300 million in IT and $500 million in buildings and other.

4.9.1 Locomotive Fleet

The Company’s locomotive fleet is comprised largely of high-adhesion alternating current (“AC”) locomotives, which are more fuel efficient and reliable and have superior hauling capacity compared with standard direct current (“DC”) locomotives. The Company’s locomotive fleet now includes 827 AC locomotives. While AC locomotives represent approximately 70% of the Company’s road-freight locomotive fleet, they handle approximately 89% of the workload. The Company’s investment in AC locomotives has helped to improve service reliability and generate cost savings in fuel, equipment rents and maintenance. There was a reduction of the Company’s active locomotive fleet by 24 locomotives during 2014.

Following is a synopsis of the Company’s owned and leased locomotive fleet:

Number of Locomotives
(owned and long-term leased)	Road Freight		Road	Yard
Age in Years	AC	DC	Switcher	Switcher	Total
0-5	91	20	125	–	236
6-10	319	–	–	–	319
11-15	234	–	–	–	234
16-20	183	–	–	–	183
Over 20	–	328	235	43	606

Total	827	348	360	43	1,578

4.9.2 Railcar Fleet

CP owns, leases or manages approximately 45,700 freight cars. Approximately 20,800 are owned by CP, approximately 6,600 are hopper cars owned by Canadian federal and provincial government agencies, approximately 8,700 are leased on a short-term basis, 5,100 are held under long-term leases, and 4,500 in a railcar pool allocation. Short-term leases on approximately 1,700 cars are scheduled to expire during 2015, and the leases on approximately 11,300 additional cars are scheduled to expire before the end of 2019.

The Company’s covered hopper car fleet, used for transporting grain for export, consists of owned, leased and managed cars. A portion of the fleet used to transport export grain is leased from the Government of Canada, with whom CP completed an operating agreement in 2007.

4.10 Operating Plan (“OP”)

The Company’s OP is the foundation for its scheduled railway operations, through which CP strives to provide quality service for customers and improve asset utilization to achieve high levels of efficiency. The key principles upon which the

2014 ANNUAL INFORMATION FORM                17

Company’s OP is built include moving freight cars across the network with as few handlings as possible, creating balance in directional flow of trains in CP corridors by day of week, and minimizing the time that locomotives and freight cars are idle.

Under the Company’s OP, trains are scheduled to run consistently at times agreed upon with customers. To accomplish this, CP establishes a plan for each rail car that covers its entire trip from point of origin to final destination. Cars with similar destinations are consolidated into blocks. This reduces delays at intermediate locations by simplifying processes for employees, eliminating the duplication of work and helping to ensure traffic moves fluidly through rail yards and terminals. These measures improve transit times for shipments throughout CP’s network and increase car availability for customers. The Company’s OP also increases efficiency by more effectively scheduling employee shifts, locomotive maintenance, track repair, track renewal and material supply.

CP has capitalized on the new capabilities of its network and upgraded locomotive fleet to safely operate longer and heavier trains. This has reduced associated expenses, simplified the departure of shipments from points of origin and provided lower-cost capacity for growth.

The Company is committed to continuously improve scheduled railway operations as a means to achieve additional efficiencies that will avoid significant capital expenditures to accommodate growth.

4.11 Information Technology

As a 24-hour-a-day, 7-day-a-week business, CP relies heavily on IT systems to schedule and manage planning and operational components safely and efficiently. IT applications map out complex interconnections of freight cars, locomotives, facilities, tracks and train crews to meet more than 10,000 individual customer service commitments every day. Across the network, CP’s suite of operating systems manages the overall movement of customers’ shipments and provides railway employees with reliable data on shipment performance, transit times, connections with other trains, train and yard capacities, and locomotive requirements. Within the yards, individual shipments are matched to freight car blocks, which in turn are matched to trains that are scheduled according to CP’s operating plan. The Company’s IT applications provide the information needed to ensure that shipments are handled according to commercial agreements while meeting all regulatory requirements to ensure the safe movement of freight throughout North America.

4.12 Business Risks and Enterprise Risk Management

In the normal course of operations, CP is exposed to various business risks and uncertainties that can have an effect on the Company’s financial condition. CP’s Enterprise Risk Management (“ERM”) program targets strategic risk areas to determine additional prevention or mitigation plans that can be undertaken to either reduce risk or enable opportunities to be realized. The ERM process instils discipline in the approach to managing risk at CP and has been a contributing factor in providing focus on key areas. CP has managed to mitigate a number of strategic business risks using this focused approach.

The risks and enterprise risk management are discussed in more detail in Section 22, Business Risks of the Company’s 2014 MD&A.

4.13 Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Plan, CP has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2014, CP had not recorded a liability associated with this indemnification, as the Company does not expect to make any payments pertaining to it.

Pursuant to the Company’s by-laws, CP indemnifies all of its current and former directors and officers. In

CANADIAN PACIFIC

addition to the indemnity provided by the by-laws, CP also indemnifies its directors and officers pursuant to indemnity agreements. CP carries a liability insurance policy for directors and officers, subject to a maximum coverage limit and certain deductibles in cases where a director or officer is reimbursed for any loss covered by the policy.

4.14 Safety

Safety is a key priority and core strategy for the Company’s management and Board of Directors. The Company’s two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines. Detailed definition of the safety indicators discussed below is included in Section 26, Glossary of Terms in the 2014 MD&A.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.67 in 2014, compared with 1.71 in 2013 and 1.56 in 2012. The FRA train accident rate for CP in 2014 was 1.26 accidents per million train-miles, compared with 1.80 in 2013 and 1.69 in 2012. CP strives to continually improve its safety performance through the Company’s key strategies and activities such as training and technology.

The Company’s senior leaders in operations provide ongoing focus, leadership, commitment and support for efforts to improve the safety of the Company’s operations as well as the safety and health of CP employees. The leadership team includes all of the Company’s most senior representatives in operations from senior officers to leaders of different operation departments and is a key component of safety governance at CP. The Company’s Safety Framework governs the safety management process, which involves more than 1,000 employees in planning and implementing safety-related activities. This management process, combined with planning that encompasses all operational functions, ensures a continuous and consistent focus on safety.

4.15 Environmental Protection

CP has implemented a comprehensive Environmental Management System, which uses the five elements of the ISO 14001 standard – policy, planning, implementation and operation, checking and corrective action, and management review – as described below. Further details are discussed in Section 22, Business Risks of the 2014 MD&A.

4.15.1 Policy

CP has adopted an Environmental Protection Policy and continues to develop and implement policies and procedures to address specific environmental issues and reduce environmental risk. Each policy is implemented with training for employees and a clear identification of roles and responsibilities.

CP is a partner in Responsible Care©, an initiative of the Chemistry Industry Association of Canada and the American Chemistry Council (“ACC”) in the U.S., an ethic for the safe and environmentally sound management of chemicals throughout their life cycle. Partnership in Responsible Care© involves a public commitment to continually improve the industry’s environmental, health and safety performance. CP completed its first Responsible Care© external verification in June 2002 and was granted “Responsible Care© practice-in-place” status. CP was successfully re-verified in 2005, 2008 and again in October of 2012. The next re-verification is planned for 2015.

4.15.2 Planning

CP prepares an annual Operations Environmental Plan, which include details of the Company’s environmental goals and targets as well as high-level strategies. These plans are used by various departments to integrate key corporate environmental strategies into their business plans.

The Company also conducts comprehensive Risk Assessments on proposed new operations on CP property that have inherent environmental risk. The Risk Assessments identify appropriate mitigations to minimize risk and support the planning process.

4.15.3 Implementation and Operation

CP has developed specific environmental programs to address areas such as air emissions, wastewater,

2014 ANNUAL INFORMATION FORM                19

management of vegetation, chemicals and waste, storage tanks and fuelling facilities, and environmental impact assessment. The Company’s environmental specialists and consultants lead these programs.

The Company’s focus is on preventing spills and other incidents that have a negative impact on the environment. As a precaution, CP has established a Strategic Emergency Response Contractor network and located spill equipment kits across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, CP regularly updates and test emergency preparedness and response plans.

4.15.4 Environmental Contamination

The Company continues to be responsible for remediation work on portions of a property in the State of Minnesota and continues to retain liability accruals for remaining future anticipated costs. The costs are expected to be incurred over a period of approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards. CP currently estimates the remaining liability associated with these areas to be U.S. $20 million.

4.15.5 Checking and Corrective Action

The Company’s environmental audits comprehensively, systematically and regularly assess CP facilities for compliance with legal and regulatory requirements and conformance to the Company’s policies, which are based on legal requirements and accepted industry standards. Audits are scheduled based on risk assessment for each facility and are led by third-party environmental audit specialists supported by the Company’s environmental staff.

Audits are followed by a formal Corrective Action Planning process that ensures findings are addressed in a timely manner. Progress is monitored against completion targets and reported quarterly to senior management.

4.15.6 Management Review

The Environmental Accrual Lead Team, which includes members of the Company’s senior officers and leaders of CP environmental teams, completes quarterly reviews of changes to and the progress of the Environmental Accrual program. Senior management leaders provide oversight of health, safety, security and environment issues on an ongoing basis throughout the year. The CP Board of Directors’ Safety, Operations and Environment Committee meets five times per year and conducts a review of environmental issues.

4.15.7 Expenditures

The Company spent $34 million in 2014 for environmental management, including amounts spent on ongoing operations, fuel conservation, capital upgrades and remediation. The Company spent $36 million for environmental management in 2013.

4.16 Insurance

CP maintains insurance policies to protect the Company’s assets and to protect against liabilities. The Company’s insurance policies include, but are not limited to, liability insurance, director and officer liability insurance, automobile insurance and property insurance. The property insurance program includes business interruption coverage and contingent business interruption coverage, which would apply in the event of catastrophic damage to the Company’s infrastructure and specified strategic assets in the transportation network. CP believes its insurance is adequate to protect it from known and unknown liabilities. However, in certain circumstances, certain losses may not be covered or completely covered by insurance and the Company may suffer losses, which could be material.

4.17 Competitive Conditions

For a discussion of CP’s competitive conditions in which the Company operates, please refer to Section 22, Business Risks included in the Company’s 2014 MD&A.

CANADIAN PACIFIC

5. DIVIDENDS

5.1 Declared Dividends and Dividend Policy

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date
$0.3500	March 27, 2015	April 27, 2015
$0.3500	December 31, 2014	January 26, 2015
$0.3500	September 26, 2014	October 27, 2014
$0.3500	June 27, 2014	July 28, 2014
$0.3500	March 28, 2014	April 28, 2014
$0.3500	December 27, 2013	January 27, 2014
$0.3500	September 27, 2013	October 28, 2013
$0.3500	June 28, 2013	July 29, 2013
$0.3500	March 28, 2013	April 29, 2013
$0.3500	December 28, 2012	January 28, 2013
$0.3500	September 28, 2012	October 29, 2012
$0.3500	June 22, 2012	July 30, 2012
$0.3000	March 30, 2012	April 30, 2012

The Company’s Board of Directors is expected to give consideration on a quarterly basis to the payment of future dividends. The amount of any future quarterly dividends will be determined based on a number of factors that may include the results of operations, financial condition, cash requirements and future prospects of the Company. The Board of Directors is, however, under no obligation to declare dividends and the declaration of dividends is wholly within their discretion. Further, the Company’s Board of Directors may cease declaring dividends or may declare dividends in amounts that are different from those previously declared. Restrictions in the credit or financing agreements entered into by the Company or the provisions of applicable law may preclude the payment of dividends in certain circumstances.

2014 ANNUAL INFORMATION FORM                21

6. CAPITAL STRUCTURE

6.1 Description of Capital Structure

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and an unlimited number of Second Preferred Shares. At December 31, 2014, no First or Second Preferred Shares had been issued.

1)	The rights, privileges, restrictions and conditions attached to the Common Shares are as follows:

a)	Payment of Dividends: The holders of the Common Shares will be entitled to receive dividends if, as and when declared by CP’s Board of Directors out of the assets of the Company properly applicable to the payment of dividends in such amounts and payable in such manner as the Board may from time to time determine. Subject to the rights of the holders of any other class of shares of the Company entitled to receive dividends in priority to or rateably with the holders of the Common Shares, the Board may in its sole discretion declare dividends on the Common Shares to the exclusion of any other class of shares of the Company.

b)	Participation upon Liquidation, Dissolution or Winding Up: In the event of the liquidation, dissolution or winding up of the Company or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of the Common Shares will, subject to the rights of the holders of any other class of shares of the Company entitled to receive the assets of the Company upon such a distribution in priority to or rateably with the holders of the Common Shares, be entitled to participate rateably in any distribution of the assets of the Company.

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

2014 ANNUAL INFORMATION FORM                23

The Company’s debt securities are rated by three approved rating organizations – Moody’s, S&P and DBRS. The Company received two ratings upgrades in 2014 from all three agencies. In addition short-term ratings were assigned in 2014 to support a newly established U.S. commercial paper program. All ratings are shown in the table below:

Approved Rating Organization	Long-Term Debt Rating	Short-Term Debt Rating
Moody’s Investors Service	Baa1	P-2
Standard & Poor’s Corporation	BBB+	A-2
Dominion Bond Rating Service	BBB(High)	R-2(High)

As at December 31, 2014, the ratings provided by each of S&P, Moody’s and DBRS have a stable outlook.

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

In the last two years, the Company has paid the customary fees, including annual surveillance fees covering its long-term debt securities, to the aforementioned credit rating agencies for their rating services.

CANADIAN PACIFIC

The following table summarizes rating categories for respective rating agencies:

2014 ANNUAL INFORMATION FORM                25

7. MARKET FOR SECURITIES

7.1 Stock Exchange Listings

The Common Shares of CP are listed on the Toronto Stock Exchange and the New York Stock Exchange under the symbol “CP”.

7.2 Trading Price and Volume

The following table provides the monthly trading information for the Company’s Common Shares on the Toronto Stock Exchange during 2014:

Toronto Stock Exchange Month	Opening Price per Share ($)	High Price per Share ($)	Low Price per Share ($)	Closing Price per Share ($)	Volume of Shares Traded
January	159.52	171.90	155.02	168.84	7,150,036
February	168.85	176.72	161.00	173.75	5,890,685
March	172.41	176.62	162.55	165.65	5,288,801
April	165.98	174.05	156.64	171.14	6,105,136
May	171.02	182.17	169.57	181.48	4,835,334
June	182.35	202.08	182.35	193.31	7,531,938
July	195.79	214.52	192.79	207.33	7,573,651
August	206.76	220.62	203.16	217.79	4,475,137
September	218.80	236.04	218.72	232.43	6,577,677
October	231.02	247.56	202.39	234.43	12,464,601
November	233.07	239.92	219.21	220.56	6,496,419
December	220.71	229.78	197.14	223.75	12,037,347

The following table provides the monthly composite trading information for the Company’s Common Shares on the New York Stock Exchange during 2014:

New York Stock Exchange Month	Opening Price per Share ($)	High Price per Share ($)	Low Price per Share ($)	Closing Price per Share ($)	Volume of Shares Traded
January	150.23	153.86	139.37	151.48	16,400,279
February	151.47	159.05	145.01	157.00	12,589,533
March	155.40	159.77	147.15	150.43	12,382,110
April	150.64	158.47	142.73	155.97	16,853,845
May	155.29	167.90	155.20	167.52	13,605,727
June	168.24	186.00	167.81	181.14	21,736,548
July	181.20	199.65	179.90	189.95	15,360,040
August	189.32	201.23	186.09	200.60	11,123,289
September	200.84	210.87	198.42	207.47	14,124,063
October	205.51	220.20	180.13	207.68	32,875,428
November	207.30	212.19	192.09	193.16	14,191,326
December	193.76	198.50	170.51	192.69	27,334,064

CANADIAN PACIFIC

8. DIRECTORS AND OFFICERS

Following are the names and municipalities of residence of the directors and officers of the Company, their positions and principal occupations within the past five years, the period during which each director has served as director of the Company, and the date on which each director’s term of office expires.

8.1 Directors

Name and Municipality of Residence	Position Held and Principal Occupation within the Preceding Five Years(1)	Year of Annual Meeting at which Term of Office Expires (Director Since)
Gary F. Colter	Chairman, Canadian Pacific Railway Company and	2015
Mississauga, Ontario, Canada	Canadian Pacific Railway Limited; President, CRS Inc. (Corporate restructuring and strategy consulting company)	(2012)
William A. Ackman(3)(4)	Founder, Chief Executive Officer	2015
New York, New York, U.S.A.	Pershing Square Capital Management, L.P. (investment advisor)	(2012)
Isabelle Courville(2)(6)	Corporate Director	2015
Rosemere, Quebec, Canada		(2013)
Paul G. Haggis(2)(4)	Chairman, Alberta Enterprise Corporation	2015
Canmore, Alberta, Canada	(investment in venture capital funds)	(2012)
E. Hunter Harrison(6)	Chief Executive Officer, Canadian Pacific Railway	2015
Wellington, Florida, U.S.A.	Company and Canadian Pacific Railway Limited	(2012)
Paul C. Hilal(4)(5)	Partner, Pershing Square Capital Management, L.P.	2015
New York, New York, U.S.A.	(investment advisor)	(2012)
Krystyna T. Hoeg, C.A.(3)(5)	Corporate Director	2015
Toronto, Ontario, Canada		(2007)
Rebecca MacDonald(3)(5)	Founder, Executive Chair, Just Energy Group Inc.	2015
Toronto, Ontario, Canada	(independent marketer of deregulated gas and electricity)	(2012)
Dr. Anthony R. Melman(4)(6)	President and Chief Executive Officer, Acasta	2015
Toronto, Ontario, Canada	Capital (strategic and financial advisor)	(2012)
Linda J. Morgan(2)(6)	Partner, Nossaman LLP (law firm)	2015
Bethesda, Maryland, U.S.A.		(2006)
Andrew F. Reardon(2)(5)	Attorney, Reardon and Chasar LLP (law firm)	2015
Marco Island, Florida, U.S.A.	Retired Chairman and CEO, TTX Company	(2013)
Stephen C. Tobias(5)(6)	Former Vice-Chairman and Chief Operating Officer,	2015
Garnett, South Carolina, U.S.A.	Norfolk Southern Corporation (U.S. Class I railroad)	(2012)

(1)	G. Colter has been President of CRS Inc. since 2002. I. Courville has been Chair of the Laurentian Bank of Canada since March 2013 and was President, Hydro Quebec Distribution from 2011 to 2013 and President, Hydro Quebec TransEnergie from 2007 to 2011. P.G. Haggis was Chairman of Canadian Pacific Railway Company and Canadian Pacific Railway Limited from May 2012 to May 2014 and was Chairman of the Board of C.A. Bancorp Inc. (now known as Crosswinds Holdings Inc.) from July 2011 to March 2013. E.H. Harrison was President and Chief Executive Officer of Canadian National Railway from 2003 to 2009. L.J. Morgan was Partner from 2003 to 2012 at Covington & Burling LLP. A.F. Reardon was Chairman and Chief Executive Officer in 2008 and President and Chief Executive Officer from 2001 to 2008 of TTX Company. S.C. Tobias was Vice-Chairman and Chief Operating Officer of Norfolk Southern Corporation from 1998 to 2009.
(2)	Member of the Audit Committee.
(3)	Member of the Corporate Governance and Nominating Committee.
(4)	Member of the Finance Committee.
(5)	Member of the Management Resources and Compensation Committee.
(6)	Member of the Safety, Operations and Environment Committee.

2014 ANNUAL INFORMATION FORM                27

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

8.3 Senior Officers

As at February 23, 2015, the following were executive officers of CP:

Name and municipality of residence	Position held	Principal occupation within the preceding five years
E.H. Harrison Wellington, Florida, U.S.A.	Chief Executive Officer	Chief Executive Officer; President and Chief Executive Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chairman of the Board, Dynegy Inc.; Interim President and Chief Executive Officer, Dynegy Inc.; President and Chief Executive Officer, Canadian National Railway Company
K.E. Creel Chicago, Illinois, U.S.A.	President and Chief Operating Officer	President and Chief Operating Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Executive Vice-President and Chief Operating Officer; Executive Vice-President, Operations, Canadian National Railway Company
B.W. Demosky Calgary, Alberta, Canada	Executive Vice-President and Chief Financial Officer	Executive Vice-President and Chief Financial Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chief Financial Officer, Suncor Energy Inc.; Senior Vice-President of Business Services, Suncor Energy Inc.
P. J. Edwards Calgary, Alberta, Canada	Vice-President, Human Resources and Labour Relations	Vice-President, Human Resources and Labour Relations; Vice-President Human Resources, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Vice-President Human Resources, Canadian National Railway Company
T.E. Marsh Calgary, Alberta, Canada	Senior Vice-President Sales and Marketing	Senior Vice-President Sales and Marketing; Executive Vice-President North America Trade Division, COSCO Container Lines Americas, Inc.
P. A. Guthrie, Q.C. Municipal District of Rockyview, Alberta, Canada	Chief Legal Officer and Corporate Secretary	Chief Legal Officer and Corporate Secretary; Vice-President, Law and Risk Management; Vice-President Law, Canadian Pacific Railway Company and Canadian Pacific Railway Limited
L. J. Pitz McLean, Virginia, U.S.A	Vice-President and Chief Risk Officer	Vice-President and Chief Risk Officer; Vice-President Security and Risk Management, Canadian Pacific Railway Company; Vice-President Risk Mitigation, Canadian National Railway Company
M. Redeker St. Albert, Alberta, Canada	Vice-President and Chief Information Officer	Vice-President and Chief Information Officer, Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chief Information Officer; Chief Technology Officer, ATB Financial
M. Wallace Calgary, Alberta, Canada	Vice-President, Corporate Affairs and Chief of Staff	Vice-President, Corporate Affairs and Chief of Staff; Canadian Pacific Railway Company and Canadian Pacific Railway Limited; Chief of Staff – Office of the President and CEO, Canadian Pacific Railway Company; Client Partner, Longview Communications Inc.; Head of Investor Relations, Husky Injection Molding Systems Inc.; Assistant Vice-President Public Affairs, Canadian National Railway Company

8.4 Shareholdings of Directors and Officers

As at December 31, 2014, the directors and executive officers of CPRL owned or controlled a total of 14,173,510 shares representing approximately 8.53% of the outstanding shares at that date (166,120,981). Mr. Ackman exercises control over the voting and disposition of 13,940,890 of such shares which are beneficially owned by Pershing Square Capital Management, L.P. and its affiliates.

CANADIAN PACIFIC

9. LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is not expected to release its judgment on the authorization of the class action before the end of February 2015.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the

United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally preempted.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

2014 ANNUAL INFORMATION FORM                29

10. TRANSFER AGENTS AND REGISTRARS

10.1 Transfer Agent

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for CP’s Common Shares in Canada.

Computershare Trust Company NA, Canton, Massachusetts, serves as co-transfer agent and co-registrar for CP’s Common Shares in the U.S.

Requests for information should be directed to:

Computershare Investor Services Inc.

100 University Avenue, 8th Floor

Toronto, Ontario Canada

M5J 2Y1

CANADIAN PACIFIC

11. INTERESTS OF EXPERTS

Deloitte LLP, Chartered Accountants, Calgary, Alberta, have issued their audit opinion dated February 23, 2015, in respect of the Company’s consolidated financial statements as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014. Deloitte LLP is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and is independent within the meaning of the applicable rules and regulations adopted by the U.S. Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

2014 ANNUAL INFORMATION FORM                31

12. AUDIT COMMITTEE

12.1 Composition of the Audit Committee and Relevant Education and Experience

The following individuals comprise the entire membership of the Audit Committee (“the Committee”). All of the members of the Committee are independent.

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

P.G. Haggis – Mr. Haggis is Chairman of the Alberta Enterprise Corporation, and served as Chairman of C.A. Bancorp Inc. until March 2013. He serves as a director of Advantage Oil & Gas Ltd. and as an advisor to the Insurance Corporation of British Columbia (ICBC) since retiring as a director. Previously, Mr. Haggis was President and CEO of Ontario Municipal Employees Retirement System (OMERS) and President and CEO of Alberta Treasury Branches. Mr. Haggis graduated from the University of Western Ontario and is certified as a Chartered Director through McMaster University.

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

A. F. Reardon – Mr. Reardon was an attorney at the law firm of Reardon & Chasar, LPA, which he co-founded in 2009 until he retired in December 2011. Prior to that, Mr. Reardon served as Chairman and Chief Executive Officer, and President and Chief Executive Officer from 2001 to 2008, and Vice President, Law and Human Resources from 1992 to 2000 of TTX Company, the leading railcar leasing company in North America. Previously, he was a Presidential Appointee to the Railroad Retirement Board and was the Senior Vice President, Law and Administration for Illinois Central Railroad. He is currently a director of Appvion Inc., a global manufacturer of thermal and carbonless paper. Mr. Reardon was a Presidential Appointee confirmed by the U.S. Senate from 1990-1992. He has also served on various railroad industry boards including TTX, Terminal Railroad Association of St. Louis, and the Peoria and Pekin Union Railway. Mr. Reardon holds a Bachelor’s Degree from the University of Notre Dame, a Juris Doctor Degree from the University of Cincinnati and a Master’s Degree in Taxation from Washington University Law School. He served as an officer in the United States Navy from 1967 to 1971.

12.2 Pre-Approval of Policies and Procedures

The Committee has adopted a written policy governing the pre-approval of audit and non-audit services to be provided to CP by the Company’s independent auditors. The policy is reviewed annually and the audit and non-audit services to be provided by the Company’s independent auditors, as well as the budgeted amounts for such services, are pre-approved at that time. The Company’s

CANADIAN PACIFIC

Comptroller must submit to the Committee at least quarterly a report of all services performed or to be performed by the Company’s independent auditors pursuant to the policy. Any additional audit or non-audit services to be provided by the independent auditors either not included among the pre-approved services or exceeding the budgeted amount for such pre-approved services by more than 10% must be individually pre-approved by the Committee or its Chairman, who must report all such additional pre-approvals to the Committee at its next meeting following the granting thereof. The Company’s independent auditors’ annual audit services engagement terms and fees are subject to the specific pre-approval of the Committee. In addition, prior to the granting of any pre-approval, the Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the Company’s independent auditors. The Company’s Chief Internal Auditor monitors compliance with this policy.

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

2014 ANNUAL INFORMATION FORM                33

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

The Committee shall:

External Auditors’ Report on Annual Audit

a)	obtain and review annually prior to the completion of the external auditors’ annual

2014 ANNUAL INFORMATION FORM                35

audit of the year-end financial statements a report from the external auditors describing:

(i)	all critical accounting policies and practices to be used;

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

Rotation of External Auditors’ Audit Partners

i)	review and evaluate the lead audit partner of the external auditors and assure the regular rotation of the lead audit partner and the audit partner responsible for reviewing the audit and other audit partners, as required by applicable law;

External Auditors’ Internal Quality Control

j)	obtain and review, at least annually, and discuss with the external auditors a report by the external auditors describing the external auditors’ internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the external auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the external auditors, and any steps taken to deal with any such issues;

External Auditors’ Independence

k)	review and discuss, at least annually (and prior to the engagement of any new external auditors), with the external auditors all relationships that the external auditors and their affiliates have with the Corporation and its affiliates in order to assess the external auditors’ independence, including, without limitation:

(i)	obtaining and reviewing, at least annually, a formal written statement from the external auditors delineating all relationships that in the external auditors’ professional judgment may reasonably be thought to bear on the independence of the external auditors with respect to the Corporation;

(ii)	discussing with the external auditors any disclosed relationships or services

2014 ANNUAL INFORMATION FORM                37

that may affect the objectivity and independence of the external auditors; and

(iii)	recommending that the Board take appropriate action in response to the external auditors’ report to satisfy itself as to the external auditors’ independence;

Policies Regarding Hiring of External Auditors’ Employees, Former Employees

l)	set clear policies for the hiring by the Corporation of partners, employees and former partners and employees of the external auditors;

Pre-Approval of Audit and Non-Audit Services Provided by External Auditors

m)	be solely responsible for the pre-approval of all audit and non-audit services to be provided to the Corporation and its subsidiary entities by the external auditors (subject to any prohibitions provided in applicable law), and of the fees paid for the non-audit services; provided however, that the Committee may delegate, to an independent member or members of the Committee, authority to pre-approve such non-audit services, and such member(s) shall report to the Committee at its next scheduled meeting following the granting any pre-approvals granted pursuant to such delegated authority;

n)	review the external auditors’ annual audit plan (including scope, staffing, location, reliance on management and internal controls and audit approach);

o)	review the external auditors’ engagement letter;

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

q)	review and consider, as appropriate, any significant reports and recommendations issued by the Corporation or by any external party relating to internal audit issues, together with management’s response thereto;

Internal Controls and Financial Reporting Processes

r)	review with management, the internal auditors and the external auditors, the Corporation’s financial reporting processes and its internal controls;

s)	review with the internal auditors the adequacy of internal controls and procedures related to any corporate transactions in which Directors or officers of the Corporation have a personal interest, including the expense accounts of officers of the Corporation at the level of Vice-President and above and officers’ use of corporate assets, and consider the results of any reviews thereof by the internal or external auditors;

CEO and Chairman Expenses

t)	review, at least annually, a report on the expense claims of the Chief Executive Officer, as approved by the Chairman of the Board, and the expense claims of the Chairman of the Board, as approved by the Chair of the Audit Committee;

CANADIAN PACIFIC

Complaints Processes

u)	establish procedures for:

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

dd)	report regularly to the Board of Directors on the activities of the Committee.

December 16, 2014

2014 ANNUAL INFORMATION FORM                39

12.4 Audit and Non-Audit Fees and Services

Deloitte LLP (“Deloitte”) was appointed as the independent auditor of the Company in May 2011 commencing fiscal year 2011.

In accordance with applicable laws and the requirements of stock exchanges and securities regulatory authorities, the Audit Committee of the Company must pre-approve all audit and non-audit services to be provided by the independent auditors. Fees payable to Deloitte LLP for the years ended December 31, 2014, and December 31, 2013, totaled $2,885,400 and $2,213,000, respectively, as detailed in the following table:

	Year ended December 31, 2014	Year ended December 31, 2013
Audit Fees	$2,184,800	$1,943,000
Audit-Related Fees	155,000	228,500
Tax Fees	295,600	41,500
All Other Fees	250,000	–
TOTAL	$2,885,400	$2,213,000

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

12.4.2 Audit-Related Fees

Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual financial statements, but which are not reported under

“Audit Fees” above. These services consisted of audit work related to securities filings; refinancing of subsidiary companies; and accounting training.

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

12.4.4 All Other Fees

Fees disclosed under this category would be for products and services other than those described under “Audit Fees”, “Audit-Related Fees” and “Tax Fees” above. These finance services consisted of advice with respect to an internal reorganization initiative. There were no such services in 2013.

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

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that the Company will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, the Company’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this AIF. These more specific factors are identified and discussed in Section 22, Business Risks and elsewhere in the Company’s 2014 MD&A.

2014 ANNUAL INFORMATION FORM                41

14. ADDITIONAL INFORMATION

14.1 Additional Company Information

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a NCIB, may be obtained by contacting the Corporate Secretary’s Office. The aforementioned information is issued and made available in accordance with legal requirements and is not incorporated by reference into this AIF except as specifically stated.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of CP securities and securities authorized for issuance under equity compensation plans, where applicable, is contained in the information circular for the Company’s most recent annual meeting of shareholders at which directors were elected.

Additional financial information is provided in the Company’s Consolidated Financial Statements and MD&A for the most recently completed financial year.

This information is also available on the Company’s website at www.cpr.ca.

Canadian Pacific

7550 Ogden Dale Road SE

Calgary Alberta

Canada T2C 4X9

TSX/NYSE: CP

www.cpr.ca

IT'S SIMPLE.

CANADIAN PACIFIC ANNUAL REPORT | 2014

CP

IT’S

SIMPLE.

CANADIAN PACIFIC ANNUAL REPORT | 2014

BEST SERVICE.

LOWEST COST.

The best service in the industry, with the lowest cost basis. That’s the CP story. Period.

This is not just about 2014’s record performance. Delivering the highest-quality service at the lowest cost in the industry is our story every year. That objective has driven the transformational change we’ve undergone over the past two-and-a-half years, and it will continue to guide us as we convert that change into growth going forward.

CP ANNUAL REPORT | 2014	1

OPERATING RATIO IS JUST A NUMBER.

We achieved a 64.7 operating ratio for the full year 2014. That’s excellent. We can and likely will do better in the future, but operating ratio is just a number.

We are not in this business to set operating ratio records. We are in this business to grow. The only meaningful way to do that is to serve customers better, at lower cost, than the competition. Safely. That’s our focus.

2	CP ANNUAL REPORT | 2014	3

THE BEST SERVICE. DEFINED.

While each customer has a unique mix of requirements, our definition of great service is the same for every customer: Do what you say you’ll do. Very simple. Do exactly what you say you’ll do, when you say you’ll do it, every time.

Notice that we said simple, not easy. If it were easy, everyone would be doing it. We’re not perfect, but we know this: When you consistently deliver as promised, customers will come to you, and stick with you. And so will smart shareholders.

4	CP ANNUAL REPORT | 2014	5

LOWEST COST. NOT LOWEST PRICE.

When we say lowest cost, we don’t mean lowest price. Delivering faster, better, more reliable service has value to our customers. We expect to be able to charge a fair price for that value.

Our service is not a commodity. Our prices are competitive, but we will walk away before we will compete solely on price. We are simply not interested in business we can’t do at a fair profit. We have already proven our commitment to that philosophy. It will be our philosophy going forward.

6	CP ANNUAL REPORT | 2014	7

LOWEST COST MEANS MORE FLEXIBILITY.

For CP, a lower cost basis does more than contribute to earnings. It gives us more flexibility. We can compete for business we couldn’t even consider a few years ago, opening exciting new playing fields and expanding our options for driving the top line. And with a lower breakeven point, we are more durable in a downturn.

A low-cost position also allows us to be more agile. If one business declines, we can quickly re-purpose key assets or shift investments to serve other customers until it cycles back.

8 CP ANNUAL REPORT | 2014 9

8	CP ANNUAL REPORT | 2014	9

IT’S NOT ABOUT THE PRICE OF CRUDE.

Our story is not about crude oil prices. Or the weather, or the economy, or any other external force that’s on people’s minds at a given moment. We have built CP to thrive and grow in all market conditions. When we deliver the highest levels of service at the lowest cost, CP can weather any storm.

Remember that regardless of what’s going on in the world, goods need to be moved. And when we execute our model, nobody, not even trucks, can move goods more efficiently and more reliably than CP.

10	CP ANNUAL REPORT | 2014	11

WE ARE FOCUSED ON GROWTH.

We have improved more rapidly, more profoundly, more dramatically, than any other Class 1 railroad in history. But that’s old news now.

What excites us is growth. Serving our customers. Competing for business. Excelling at the fundamentals. Getting up early every day and being the best we can be as railroaders.

As we become more and more successful at taking our lower-cost, higher-quality rail offering to market, we will grow. Then, everybody wins. Shareholders and customers, company and employees, families and communities.

12	CP ANNUAL REPORT | 2014	13

SIMPLE.

BEST SERVICE. LOWEST COST.

If you remember nothing else from the 2014 CP Annual Report, remember these two simple concepts. Because boiled down to its essence, they have always been the CP story. And it is FAR from over.

14	CP ANNUAL REPORT | 2014	15

DEAR

SHAREHOLDERS:

What we achieved in 2014 was powerful. I’m not just talking about our record-breaking results. In a little over two years, we’ve succeeded in building CP into an industry leader. We’ve become the railroad I knew we could be the day I took this job.

Our financial results in 2014 were phenomenal. In the fourth quarter, we grew revenues by 10 per cent while posting a sub-60 operating ratio, proving our ability to manage costs while growing the top line. Our full-year numbers were equally impressive – revenue hitting an all-time high of $6.62 billion; reported earnings per share reached $8.46, and adjusted EPS climbed 32 per cent to $8.50. Our full-year operating ratio for 2014 was 64.7 per cent, a 520 basis-point improvement on an adjusted basis.

But the CP story is not about last year’s numbers.

CP is now an industry leader instead of an industry underachiever. We have solidified our company as a leading low-cost provider delivering premium quality service. Our story now is all about converting those two important strengths into growth.

NEW PLAN, NEW PRIORITY

Last fall, we announced our plan to reach an aggressive set of goals for 2018, focused on growing revenue, increasing EPS and generating cash. We put out some big numbers – $10 billion in full-year revenue, double our EPS, $6 billion in cumulative cash flow before dividends. The plan includes carefully managing capital to drive growth at low incremental cost and continuing to improve our operating ratio.

We are going to invest in infrastructure to support growth, including strategic siding extensions and Centralized Traffic Control (CTC) technology. Our objective is to increase our network velocity, build capacity and enhance our ability to operate safely as we grow.

We are going to assess new business opportunities on a case-by-case basis. While our premium

16

quality service opens high-value markets for us in merchandise and intermodal segments, our low-cost base gives us new flexibility in other segments to profitably balance price with volume and cash flow.

CONFIDENCE IN THE PLAN

I know our investors are viewing the current low crude prices with great concern. Many are seeing an energy sector downturn as a major challenge standing in the way of us achieving our 2018 goals. We remain confident in our plan.

We are not pinning our success as a railroad on the energy sector. Ours is a solid, highly diverse franchise, with a multitude of exciting growth opportunities. And by investor standards, four years is a long-term strategy. A lot can happen during that time. When crude cycles back, we’re in a great position to benefit, but we are not dependent on it.

A SIMPLE FOCUS: LOWEST COST, BEST SERVICE.

There are plenty of opportunities left to lower our costs, and trust me, I’m sure you could still find a customer or two who are not thrilled with our service. We’re going to keep getting better at this. We have gotten to where we are today by improving cost and service simultaneously. Anyone who knows me knows that the process of uncovering opportunities to improve in both areas will never end. That’s a given, not our story.

This is our story. Four simple words. Lowest cost, best service. As a business, when you focus on that, when you achieve that, consistently and over time, everything else takes care of itself. That’s what we’re going to do.

MAXIMIZING VALUE AND RETURNS FOR OUR SHAREHOLDERS

As we pursue our growth objectives over the next four years, we will also take every opportunity to deliver value and investment returns to you, our shareholders.

With an improved balance sheet we were able to repurchase approximately 10.5 million shares in 2014, demonstrating our belief in the long-term prospects of the company. We also entered into a joint venture with a leading real estate firm in January of 2015 to assess, develop and implement strategies for realizing maximum long-term shareholder value from surplus land.

NEXT: CONVERTING LEADERSHIP INTO GROWTH

We’re shifting our focus from cost control to growth after transforming this company in record time. We will always work to improve efficiency, but we’ve turned the corner. This is the next phase: Grow the business. I’m sure there will be challenges ahead, but I have no doubt that we’re going to continue to achieve and surpass our goals. I thank you for your confidence and continued support.

Sincerely,

E. Hunter Harrison Chief Executive Officer

16	CP ANNUAL REPORT | 2014	17

EXECUTIVE LEADERSHIP

E. HUNTER HARRISON
Chief Executive Officer

KEITH CREEL
President and Chief Operating Officer

GUIDO DE CICCIO
Senior Vice-President Operations, Western Region

BART DEMOSKY
Executive Vice-President and Chief Financial Officer

PETER EDWARDS
Vice-President, Human Resources and Labour Relations

PAUL A. GUTHRIE
Chief Legal Officer and Corporate Secretary

ROBERT JOHNSON
Senior Vice-President Operations, Southern Region

SCOTT MACDONALD
Senior Vice-President Operations (System)

TONY MARQUIS
Senior Vice-President Operations, Eastern Region

LAIRD PITZ
Vice-President and Chief Risk Officer

MICHAEL REDEKER
Vice-President and Chief Information Officer

MARK WALLACE
Vice-President, Corporate Affairs and Chief of Staff

2014 FINANCIALS

EXECUTIVE LEADERSHIP

E. HUNTER HARRISON PETER EDWARDS TONY MARQUIS

Chief Executive Officer Vice-President, Human Resources Senior Vice-President Operations,

and Labour Relations Eastern Region

KEITH CREEL

President and Chief Operating Officer PAUL A. GUTHRIE LAIRD PITZ

Chief Legal Officer and Vice-President and Chief Risk Officer

GUIDO DE CICCIO Corporate Secretary

MICHAEL REDEKER

Senior Vice-President Operations, ROBERT JOHNSON

Western Region Vice-President and

Senior Vice-President Operations, Chief Information Officer

BART DEMOSKY Southern Region

MARK WALLACE

Executive Vice-President and SCOTT MACDONALD

Chief Financial Officer Vice-President, Corporate Affairs

Senior Vice-President Operations (System) and Chief of Staff

18	CP ANNUAL REPORT | 2014	19

This Management’s Discussion and Analysis (“MD&A”) is provided in conjunction with the Consolidated Financial Statements and related notes for the year ended December 31, 2014 prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). All information has been prepared in accordance with GAAP, except as described in Section 15, Non-GAAP Measures of this MD&A. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars.

February 23, 2015

In this MD&A, “our”, “us”, “we”, “CP”, “Canadian Pacific” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 26, Glossary of Terms.

Unless otherwise indicated, all comparisons of results for 2014 and 2013 are against the results for 2013 and 2012, respectively. Unless otherwise indicated, all comparisons of results for the fourth quarter of 2014 are against the results for the fourth quarter of 2013.

1. BUSINESS PROFILE

Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States (“U.S.”) and provides logistics and supply chain expertise. CP provides rail and intermodal transportation services over a network of approximately 13,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia (“B.C.”), and the U.S. Northeast and Midwest regions. Our railway feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. The Company transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include Canadian grain, U.S. grain, coal, potash, and fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, chemicals and plastics, crude oil, forest products, and metals, minerals, and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

2. STRATEGY

Canadian Pacific is driving change as it moves through its transformational journey to become the best railroad in North America, while creating long-term value for shareholders. The Company is focused on providing customers with industry leading rail service; driving sustainable, profitable growth; optimizing our assets; and reducing costs, while remaining a leader in rail safety.

Looking forward, CP is executing its strategic plan to become the lowest cost rail carrier centred on five key foundations, which are the Company’s performance drivers.

Provide Service: Providing efficient and consistent transportation solutions for the Company’s customers. “Doing what we say we are going to do” is what drives CP by providing a reliable product with a lower cost operating model. Centralized planning aligned with local execution is bringing the Company closer to the customer and accelerating decision-making.

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

3. FORWARD-LOOKING INFORMATION

This MD&A and Annual Report contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other relevant securities legislation. These forward-looking statements include, but are not limited to, statements concerning the Company’s defined benefit pension expectations for 2015 and through 2018, including our targeted revenues of $10 billion in 2018, our expected cumulative cash flow before dividends of $6 billion and our expected diluted EPS of more than double 2014 diluted EPS, as well as statements concerning the Company’s operations, anticipated financial performance, business prospects and strategies, including statements concerning the anticipation that cash flow from operations and various sources of financing will be sufficient to meet debt repayments and obligations in the foreseeable future and concerning anticipated capital programs, statements regarding future payments including income taxes and pension contributions, and capital expenditures. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.

Readers are cautioned not to place undue reliance on forward-looking information because it is possible that CP will not achieve predictions, forecasts, projections and other forms of forward-looking information. Current economic conditions render assumptions, although reasonable when made, subject to greater uncertainty. In addition, except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic, credit and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; inflation; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of investigations, proceedings or other types of claims and litigation; labour disputes; risks and liabilities arising from derailments; transportation of dangerous goods; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather, droughts, floods, avalanches and earthquakes as well as security threats and the governmental response to them, and technological changes.

There are more specific factors that could cause actual results to differ materially from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 22, Business Risks and elsewhere in this MD&A. Other risks are detailed from time to time in reports filed by CP with securities regulators in Canada and the United States.

Financial Assumptions

Financial expectations for 2015

The Company expects revenue growth to be 7-8%, operating ratio below 62% and adjusted earnings per share (“EPS”) growth to be 25% or greater from 2014 annual Diluted EPS, excluding significant items, of $8.50, discussed further in Section 15, Non-GAAP Measures. Key assumptions for full year 2015 financial expectations include:

☐	no assumption on share buybacks beyond current Normal Course Issuer Bid (“NCIB”) program expiring March 16, 2015;

☐	Canadian dollar to U.S. dollar exchange rate of $1.20;

☐	an income tax rate of 27.5%;

☐	defined benefit pension expense of approximately $45 million, compared to 2014 pension income of $52 million;

☐	capital expenditures of approximately $1.5 billion;

☐	average On Highway Diesel (“OHD”) price of U.S. $2.70;

☐	average WTI price of U.S. $46; and

☐	140,000 crude carloads.

CP ANNUAL REPORT | 2014	21

Defined benefit pension expectations for 2015

Defined benefit pension contributions are currently estimated to be between $80 million and $90 million in 2015, and between $50 million and $100 million in each year from 2016 to 2018. This contribution level reflects the Company’s intentions with respect to the rate at which CP applies the voluntary prepayments made in previous years to reduce contribution requirements. Defined benefit pension expense for 2015 is expected to be approximately $45 million. These pension contributions and pension expense estimates are based on a number of economic and demographic assumptions and are sensitive to changes in the assumptions or to actual experience differing from the assumptions. Pensions are discussed further in Section 23, Critical Accounting Estimates.

Financial expectations through 2018

CP is targeting to grow revenues to $10 billion in 2018. Over the 2015 to 2018 time frame, CP also expects to generate cumulative cash flow before dividends, discussed further in Section 15, Non-GAAP Measures, of $6 billion and for Diluted EPS to more than double compared to 2014. Key assumptions to reaching these goals include:

☐	annual capital spending in the range of $1.4 billion to $1.6 billion;

☐	average fuel cost of U.S. $3.50 per U.S. gallon;

☐	Canadian to U.S. dollar exchange rate of 1.10; and

☐	income tax rate of 27.5%.

Undue reliance should not be placed on these assumptions and other forward-looking information.

4. ADDITIONAL INFORMATION

Additional information, including the Company’s Consolidated Financial Statements, press releases and other required filing documents, are available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the U.S. and on the Company website at www.cpr.ca. Copies of such documents, as well as the Company’s Notice of Intention to Make a NCIB, may be obtained by contacting the Corporate Secretary’s Office. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

5. FINANCIAL HIGHLIGHTS

For the year ended December 31 (in millions, except percentages and per share data)	2014	2013	2012

Revenues	$6,620	$6,133	$5,695
Operating income	2,339	1,420	949
Operating income, excluding significant items(1)	2,335	1,844	1,309
Net income	1,476	875	484

Basic earnings per share	8.54	5.00	2.82
Diluted earnings per share	8.46	4.96	2.79
Diluted earnings per share, excluding significant items(1)	8.50	6.42	4.34
Dividends declared per share	1.4000	1.4000	1.3500

Return on capital employed (“ROCE”)(2)	14.9%	9.5%	6.9%
Operating ratio	64.7%	76.8%	83.3%
Operating ratio, excluding significant items(1)	64.7%	69.9%	77.0%

Free cash(1)	725	530	93
Total assets at December 31	16,640	17,060	14,727
Total long-term financial liabilities at December 31(3)	5,746	4,784	4,735

Diluted EPS ($)	Diluted EPS, excluding significant items ($)(1)	Operating ratio (%)	Operating ratio, excluding significant items (%)(1)

(1) These measures have no standardized meaning prescribed by GAAP and, therefore, unlikely to be comparable to similar measures of other companies. These earnings measures and significant items are discussed further in Section 15, Non-GAAP Measures along with a reconciliation of free cash to GAAP cash position.

(2) ROCE is defined as earnings before interest and taxes (“EBIT”), divided by the average for the year of total assets, less current liabilities, as measured under GAAP and it is discussed further in Section 15, Non-GAAP Measures.

(3) Total long-term financial liabilities excludes: deferred taxes of $2,773 million, $2,903 million and $2,092 million, and other non-financial long-term liabilities of $1,100 million, $898 million and $1,573 million for the years 2014, 2013 and 2012 respectively.

CP ANNUAL REPORT | 2014	23

6. OPERATING RESULTS

Income

Operating income was $2,339 million in 2014, an increase of $919 million, or 65%, from $1,420 million in 2013. This increase was primarily due to:

☐	an asset impairment charge in 2013;

☐	higher volumes of traffic, as measured by revenue ton-miles (“RTMs”), generating higher freight revenue;

☐	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain Information Technology (“IT”) activities;

☐	lower pension expense;

☐	the favourable impact of the change in foreign exchange (“FX”); and

☐	lower casualty expense.

This increase in Operating income was partially offset by higher incentive and stock-based compensation resulting from improved corporate performance and higher wage and benefit inflation.

Operating income was $1,420 million in 2013, an increase of $471 million, or 50%, from $949 million in 2012. This increase was primarily due to:

☐	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;

☐	increased volumes of traffic, as measured by RTMs, generating higher freight revenue;

☐	higher freight rates;

☐	the net impact of a strike in the second quarter of 2012;

☐	labour restructuring charges in 2012 and associated experience gains in 2013;

☐	lower management transition costs and a favourable litigation settlement related to management transition in 2013; and

☐	the favourable impact of the change in FX.

This increase was partially offset by:

☐

a higher asset impairment charge in 2013 due to the anticipated sale of a portion of Dakota, Minnesota & Eastern (“DM&E”) line west of Tracy, Minnesota (“DM&E West”) compared to the impairment of various assets in 2012, discussed further in Section 9, Operating Expenses;

☐	higher volume variable expenses as a result of an increase in workload;

☐	higher incentive and stock-based compensation expenses;

☐	wage and benefit inflation; and

☐	higher depreciation and amortization expenses due to higher depreciable assets as a result of the Company’s capital program.

Net income was $1,476 million in 2014, an increase of $601 million, or 69%, from $875 million in 2013. This increase was primarily due to higher Operating income, partially offset by an increase in Income tax expense.

Net income was $875 million in 2013, an increase of $391 million, or 81%, from $484 million in 2012. This increase was primarily due to higher Operating income and a decrease in Other income and charges due to advisory fees related to shareholder matters in 2012 and was partially offset by higher Income tax expenses due to the impact of higher earnings.

Diluted Earnings per Share

Diluted earnings per share was $8.46 in 2014, an increase of $3.50, or 71% from $4.96 in 2013. Excluding the two significant items totaling $0.04 per share, discussed further in Section 15, Non-GAAP Measures, Diluted EPS, excluding significant items, was $8.50 in 2014, an increase of $2.08, or 32%, from $6.42 in 2013. These increases were primarily due to higher Net income and lower average outstanding shares due to the share repurchase program.

Diluted EPS was $4.96 in 2013, an increase of $2.17, or 78% from $2.79 in 2012. Excluding the five significant items totaling $1.46 per share, discussed further in Section 15, Non-GAAP Measures, Diluted EPS, excluding significant items, was $6.42 in 2013, an increase of $2.08, or 48%, from $4.34 in 2012. These increases were primarily due to higher Net income.

Diluted EPS, excluding significant items, has no standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The Company’s operating ratio was 64.7% in 2014, a decrease from 76.8% in 2013. This improvement was primarily due to an asset impairment charge in 2013, higher volumes of traffic generating higher freight revenues, and efficiency savings; partially offset by higher incentive and stock-based compensation resulting from improved corporate performance, and higher wage and benefit inflation.

The operating ratio, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was 64.7% in 2014, a decrease from 69.9% in 2013. This improvement was primarily due to higher volumes generating higher freight revenues and efficiency savings, partially offset by higher incentive and stock-based compensation resulting from improved corporate performance, and higher wage and benefit inflation.

The operating ratio was 76.8% in 2013, a decrease from 83.3% in 2012. This improvement was primarily due to efficiency savings, increased volumes of traffic and higher freight rates, partially offset by a higher asset impairment charge.

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

Return on Capital Employed

The calculation of ROCE utilizes Earnings Before Interest and Taxes (“EBIT”) on a rolling twelve month basis. ROCE was 14.9% at December 31, 2014, compared with 9.5% in 2013. This improvement was primarily due to higher earnings. Excluding the significant items in 2014 and 2013 from EBIT, Adjusted ROCE was 14.9% at December 31, 2014, compared with 12.4% in 2013. This improvement was primarily due to higher earnings.

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

ROCE, Adjusted ROCE, EBIT and Adjusted EBIT and significant items are discussed further in Section 15, Non-GAAP Measures.

Impact of Foreign Exchange on Earnings

Fluctuations in foreign exchange affect the Company’s results because U.S. dollar-denominated revenues and expenses are translated into Canadian dollars. U.S. dollar-denominated revenues and expenses increase (decrease) when the Canadian dollar weakens (strengthens) in relation to the U.S. dollar.

Canadian to U.S. dollar Average exchange rates	2014	2013	2012

For the year ended – December 31	$1.10	$1.03	$1.00
For the three months ended – December 31	$1.13	$1.04	$0.99

Canadian to U.S. dollar
Exchange rates	2014	2013	2012

Beginning of year – January 1	$1.06	$0.99	$1.02
Beginning of quarter – April 1	$1.11	$1.02	$1.00
Beginning of quarter – July 1	$1.07	$1.05	$1.02
Beginning of quarter – October 1	$1.12	$1.03	$0.98
End of quarter – December 31	$1.16	$1.06	$0.99

Average Fuel Price (U.S. dollars per U.S. gallon)	2014	2013	2012

For the year ended – December 31	$3.41	$3.47	$3.45
For the three months ended – December 31	$3.11	$3.51	$3.47

CP ANNUAL REPORT | 2014	25

7. PERFORMANCE INDICATORS

				% Change
For the year ended December 31(1)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Operations Performance
Freight gross ton-miles (“GTMs”) (millions)	273,276	267,629	254,354	2	5
Revenue ton-miles (“RTMs”) (millions)	149,849	144,249	135,032	4	7
Train miles (thousands)	36,625	37,817	40,270	(3)	(6)
Average train weight – excluding local traffic (tons)	8,046	7,573	6,709	6	13
Average train length – excluding local traffic (feet)	6,683	6,530	5,981	2	9
Average terminal dwell (hours)	8.7	7.1	7.5	23	(5)
Average train speed (mph)(2)	18.1	18.4	N/A	(2)	N/A
Fuel efficiency (U.S. gallons of locomotive fuel consumed /1,000 GTMs)	1.03	1.06	1.15	(3)	(8)
Total employees (average)(3)	14,575	15,011	16,999	(3)	(12)
Workforce (end of period)	14,698	14,977	16,907	(2)	(11)
Safety Indicators
FRA personal injuries per 200,000 employee-hours	1.67	1.71	1.56	(2)	10
FRA train accidents per million train-miles	1.26	1.80	1.69	(30)	7

(1) Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2) 2012 average train speed information not available for new reporting definition.

(3) 2012 average number of employees has been adjusted for a strike.

The indicators listed in this table are key measures of the Company’s operating performance. Definitions of these performance indicators are provided in Section 26, Glossary of Terms.

Operations Performance

GTMs for 2014 were 273,276 million, a 2% increase compared with 267,629 million in 2013. This improvement was primarily due to higher shipments in Canadian grain, Crude, Domestic intermodal, and Metals, minerals and consumer products.

RTMs for 2014 were 149,849 million, an increase of 4% compared with 144,249 million in 2013. RTMs are discussed further in Section 8, Lines of Business.

Train miles for 2014 decreased by 3% compared with 2013, reflecting improvements in operating efficiency from longer, heavier trains.

Average train weight increased in 2014 by 473 tons, or 6%, from 2013. Average train length increased in 2014 by 153 feet, or 2%, from 2013. Average train weight and length benefited significantly from improvements in operating plan efficiency and increased volumes of bulk traffic conveyed in longer, heavier trains. Both of these improvements leverage the siding extensions completed in 2013 and 2014.

Average terminal dwell, the average time a freight car resides in a terminal, increased by 23% in 2014 to 8.7 hours from 7.1 hours in 2013. The unfavourable increase was primarily due to operational challenges in the U.S. Midwest.

Average train speed was 18.1 miles per hour in 2014, a decrease of 2%, from 18.4 miles per hour in 2013. The unfavourable decrease was primarily due to operational challenges in the U.S. Midwest. This decrease was partially offset by speed improvements in the fourth quarter of 2014 through improved asset velocity, decreased terminal dwell, and successful execution of the Company’s operating plan.

Fuel efficiency improved by 3% in 2014 compared to 2013. This improvement is primarily due to the continued execution of the Company’s fuel conservation strategy and increased locomotive productivity from higher average train weights.

The average number of total employees for 2014 decreased by 436, or 3%, compared with 2013. This improvement was primarily due to job reductions as a result of continuing strong operational performance and natural attrition, partially offset by additional IT employees as part of the Company’s insourcing strategy.

The workforce on December 31, 2014 decreased by 279, or 2%, compared with December 31, 2013. This improvement was primarily due to job reductions as a result of continuing strong operational performance, natural attrition and fewer contractors.

Safety Indicators

Safety is a key priority and core strategy for CP’s management, employees and Board of Directors. The Company’s two main safety indicators – personal injuries and train accidents – follow strict U.S. Federal Railroad Administration (“FRA”) reporting guidelines.

The FRA personal injury rate per 200,000 employee-hours for CP was 1.67 in 2014, 1.71 in 2013 and 1.56 in 2012.

The FRA train accident rate for CP in 2014 was 1.26 accidents per million train-miles, compared with 1.80 in 2013 and 1.69 in 2012.

8. LINES OF BUSINESS

2014 Freight Revenues	2013 Freight Revenues

Total Revenue, Volumes and Freight Rates

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$6,464	$5,982	$5,550	8	8
Other revenues (in millions)	156	151	145	3	4

Total revenues (in millions)	$6,620	$6,133	$5,695	8	8

Carloads (in thousands)	2,684	2,688	2,669	–	1
Revenue ton-miles (in millions)	149,849	144,249	135,032	4	7

Freight revenue per carload (dollars)	$2,408	$2,226	$2,079	8	7
Freight revenue per revenue ton-mile (cents)	4.31	4.15	4.11	4	1

The Company’s revenues are primarily derived from transporting freight. Other revenue is generated from leasing of certain assets, switching fees, contracts with passenger service operators, and logistical management services. Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.

For each of the twelve months ended December 31, 2014, 2013 and 2012, no customer comprised more than 10% of total revenues and accounts receivable.

2014 TO 2013 COMPARATIVES

Freight Revenues

Freight revenues are earned from transporting bulk commodities, merchandise and intermodal goods, and include fuel recoveries billed to the Company’s customers. Freight revenues were $6,464 million in 2014, an increase of $482 million, or 8% from $5,982 million in 2013. This increase was primarily due to:

☐	higher volumes in Canadian grain, Domestic intermodal, Crude, and Metals, minerals and consumer products;

☐	higher freight rates; and

☐	the favourable impact of the change in FX.

This increase was partially offset by:

☐	lower shipments in International intermodal and Automotive, primarily due to the exit of certain customer contracts;

☐	lower Fertilizers and sulphur shipments primarily due to sulphur production shutdowns; and

☐	lower shipments in certain lines of business in the first half of the year due to the impact of harsh winter operating conditions.

CP ANNUAL REPORT | 2014	27

In 2014, RTMs, measuring the relative weight and distance of rail freight moved by the Company, increased by approximately 5,600 million, or 4% compared to the same period of 2013. This increase was primarily due to higher:

☐	Canadian originating shipments of grain;

☐	volumes in energy related commodities and frac sand; and

☐	Domestic intermodal shipments.

This increase was partially offset by lower:

☐	International intermodal shipments;

☐	Fertilizers and sulphur shipments; and

☐	U.S. originating thermal coal shipments.

Fuel Cost Recovery Program

CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help reduce volatility to changing fuel prices. Fuel surcharge revenue is earned on individual shipments primarily based on OHD; as such, fuel surcharge revenue is a function of freight volumes. Short-term volatility in fuel prices may adversely or positively impact expenses and revenues.

Canadian Grain

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$988	$869	$767	14	13

Carloads (in thousands)	291	256	248	14	3
Revenue ton-miles (in millions)	26,691	22,864	22,149	17	3

Freight revenue per carload (dollars)	$3,391	$3,397	$3,089	–	10
Freight revenue per revenue ton-mile (cents)	3.70	3.80	3.46	(3)	10

CP’s Canadian grain business consists of whole grains, oilseeds and grain products originating in the Canadian prairies, moving to export outlets on the west and east coasts, as well as processors in Canada, U.S. and Mexico for domestic use. Canadian grain revenue was $988 million in 2014, an increase of $119 million, or 14% from $869 million in 2013. This increase was primarily due to higher shipments as a result of strong export demand and record Canadian crop production, partially offset by reduced freight rates.

U.S. Grain

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$503	$431	$405	17	6

Carloads (in thousands)	173	182	185	(5)	(2)
Revenue ton-miles (in millions)	11,724	11,119	10,933	5	2

Freight revenue per carload (dollars)	$2,909	$2,359	$2,188	23	8
Freight revenue per revenue ton-mile (cents)	4.29	3.87	3.70	11	5

CP’s U.S. grain traffic originates in key Midwest grain producing states and moves over multiple gateways within the U.S. for domestic use and to export outlets in the Pacific Northwest, Northeast U.S. and Gulf of Mexico. U.S. Grain revenue was $503 million in 2014, an increase of $72 million, or 17% from $431 million in 2013. This increase was primarily due to:

☐	higher freight rates;

☐	increased volume to the Pacific Northwest, which has a longer length of haul, in the second half of the year; and

☐	the favourable impact of the change in FX.

This increase was partially offset by the impact of harsh winter operating conditions in the first quarter of 2014.

Coal

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$621	$627	$602	(1)	4

Carloads (in thousands)	313	330	337	(5)	(2)
Revenue ton-miles (in millions)	22,443	23,172	22,375	(3)	4

Freight revenue per carload (dollars)	$1,985	$1,904	$1,787	4	7
Freight revenue per revenue ton-mile (cents)	2.77	2.71	2.69	2	1

CP serves both the metallurgical and thermal coal markets. The Company’s Canadian coal business consists primarily of metallurgical coal transported from Southeastern B.C. to the ports of Vancouver, B.C. and Thunder Bay, Ontario. CP’s U.S. coal business consists primarily of the transportation of thermal coal and petroleum coke within the U.S. Midwest or for export through west coast ports. Coal revenue was $621 million in 2014, a decrease of $6 million, or 1% from $627 million in 2013. This decrease was primarily due to lower shipments of U.S. originating thermal coal, partially offset by higher Canadian originating shipments of metallurgical coal, and increased freight rates.

Potash

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$347	$312	$281	11	11

Carloads (in thousands)	118	114	103	4	11
Revenue ton-miles (in millions)	14,099	13,231	12,221	7	8

Freight revenue per carload (dollars)	$2,941	$2,745	$2,711	7	1
Freight revenue per revenue ton-mile (cents)	2.46	2.36	2.29	4	3

The potash transported by CP originates in Saskatchewan and is shipped to the ports of Vancouver, B.C. and Portland, Oregon, as well as to other Canadian and U.S. destinations. Potash revenue was $347 million in 2014, an increase of $35 million, or 11% from $312 million in 2013. This increase was primarily due to:

☐	the favourable impact of the change in FX;

☐	higher shipments, driven by export volumes in the second half of 2014 and higher domestic shipments in the first half of 2014; and

☐	higher freight rates.

This increase was partially offset by the impact of harsh winter operating conditions in the first quarter of 2014.

Fertilizers and Sulphur

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$234	$258	$239	(9)	8

Carloads (in thousands)	61	71	74	(14)	(4)
Revenue ton-miles (in millions)	4,180	4,939	4,837	(15)	2

Freight revenue per carload (dollars)	$3,801	$3,615	$3,213	5	13
Freight revenue per revenue ton-mile (cents)	5.59	5.22	4.96	7	5

Fertilizers and sulphur include chemical fertilizers shipped mainly from western Canada to various North American locations, and sulphur originating primarily in Alberta and moving to the Port Metro Vancouver, B.C. and a variety of U.S. and Canadian destinations. Fertilizers and sulphur revenue was $234 million in 2014, a decrease of $24 million, or 9% from $258 million in 2013. This decrease was primarily due to lower shipments resulting from weak demand and high inventory levels at destination, and a delayed return to full production of sulphur customer facilities. This decrease was partially offset by the favourable impacts of the change in FX and higher freight rates.

CP ANNUAL REPORT | 2014	29

Forest Products

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$206	$206	$193	–	7

Carloads (in thousands)	59	66	67	(11)	(1)
Revenue ton-miles (in millions)	3,956	4,619	4,713	(14)	(2)

Freight revenue per carload (dollars)	$3,493	$3,132	$2,895	12	8
Freight revenue per revenue ton-mile (cents)	5.20	4.46	4.11	17	9

Forest products include wood pulp, paper products, lumber, and panel transported from key producing areas in western Canada, Ontario and Quebec to various destinations in North America. Forest products revenue was $206 million in 2014, unchanged from 2013. Increases within Forest products were due to:

☐	strong lumber demand with existing customers;

☐	the favourable impact of the change in FX; and

☐	higher freight rates.

These increases were offset by the exit of certain lumber customer contracts in Western Canada and lower pulp and paper shipments due to customer production issues.

Chemicals and Plastics

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$637	$565	$512	13	10

Carloads (in thousands)	198	197	193	1	2
Revenue ton-miles (in millions)	13,635	13,573	13,233	–	3

Freight revenue per carload (dollars)	$3,214	$2,857	$2,649	12	8
Freight revenue per revenue ton-mile (cents)	4.67	4.15	3.87	13	7

The Company’s chemicals and plastics business includes a wide range of commodities including petroleum products, chemicals, plastics, and liquid petroleum gas (“LPG”) products that ship across the Company’s network. Chemicals and plastics revenue was $637 million in 2014, an increase of $72 million, or 13% from $565 million in 2013. This increase was primarily due to:

☐	the favourable impact of the change in FX;

☐	higher freight rates; and

☐	an increase in volume from strong demand for liquefied petroleum gas, fuel oils, asphalt and plastics in the second half of 2014.

This increase was partially offset by lower shipments of biofuels in the first half of the year that resulted from supply chain issues.

Crude

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$484	$375	$206	29	82

Carloads (in thousands)	110	90	54	22	67
Revenue ton-miles (in millions)	16,312	13,898	7,303	17	90

Freight revenue per carload (dollars)	$4,419	$4,144	$3,828	7	8
Freight revenue per revenue ton-mile (cents)	2.97	2.70	2.80	10	(4)

The Company’s crude origination franchise is located throughout Alberta, Saskatchewan and North Dakota and moves crude over connections with interline railroad partners to refining markets across North America. Crude revenue was $484 million in 2014, an increase of $109 million, or 29% from $375 million in 2013. This increase was primarily due to:

☐	increased shipments from Western Canada and the Bakken region;

☐	the favourable impact of the change in FX; and

☐	higher freight rates.

Metals, Minerals and Consumer Products

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$712	$608	$550	17	11

Carloads (in thousands)	253	232	222	9	5
Revenue ton-miles (in millions)	11,266	10,404	9,933	8	5

Freight revenue per carload (dollars)	$2,814	$2,655	$2,482	6	7
Freight revenue per revenue ton-mile (cents)	6.32	5.90	5.55	7	6

CP’s metals, minerals and consumer products business is a diverse mix of input materials, such as aggregates, steel, consumer products and non-ferrous metals which are shipped throughout North America. Metals, minerals and consumer products revenue was $712 million in 2014, an increase of $104 million, or 17% from $608 million in 2013. This increase was primarily due to:

☐	higher volumes, primarily as a result of strong frac sand demand;

☐	the favourable impact of the change in FX; and

☐	higher freight rates.

Automotive

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$357	$403	$425	(11)	(5)

Carloads (in thousands)	134	146	162	(8)	(10)
Revenue ton-miles (in millions)	1,953	2,329	2,482	(16)	(6)

Freight revenue per carload (dollars)	$2,670	$2,758	$2,629	(3)	5
Freight revenue per revenue ton-mile (cents)	18.26	17.27	17.13	6	1

CP’s automotive portfolio consists of four finished vehicle traffic segments: import vehicles that move through Port Metro Vancouver to Eastern Canadian markets; Canadian-produced vehicles that ship to the U.S. from Ontario production facilities; U.S.-produced vehicles that ship within the U.S. as well as cross-border into Canadian markets; and, Mexican-produced vehicles that ship to the U.S. and Canada. In addition to finished vehicles, CP ships automotive parts, machinery and pre-owned vehicles. Automotive revenue was $357 million in 2014, a decrease of $46 million, or 11% from $403 million in 2013. This decrease was primarily due to:

☐	a volume decline resulting from operational challenges in the U.S. Midwest following harsh winter operating conditions;

☐	the exit of a customer contract; and

☐	a reduction in long haul import traffic.

This decrease was partially offset by the favourable impact of the change in FX.

CP ANNUAL REPORT | 2014	31

Domestic Intermodal

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$787	$684	$653	15	5

Carloads (in thousands)	428	370	347	16	7
Revenue ton-miles (in millions)	11,867	10,276	9,718	15	6

Freight revenue per carload (dollars)	$1,837	$1,850	$1,885	(1)	(2)
Freight revenue per revenue ton-mile (cents)	6.63	6.65	6.73	–	(1)

Domestic intermodal business primarily involves the distribution of container shipments from a broad spectrum of industries within North America. Domestic intermodal revenue was $787 million in 2014, an increase of $103 million, or 15% from $684 million in 2013. This increase was primarily due to higher volumes including short-haul expressway service between Toronto and Montreal.

International Intermodal

				% Change
For the year ended December 31	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Freight revenues (in millions)	$588	$644	$717	(9)	(10)

Carloads (in thousands)	546	634	677	(14)	(6)
Revenue ton-miles (in millions)	11,723	13,825	15,135	(15)	(9)

Freight revenue per carload (dollars)	$1,077	$1,016	$1,058	6	(4)
Freight revenue per revenue ton-mile (cents)	5.02	4.66	4.73	8	(1)

International intermodal traffic involves the movement of ocean-carrier owned marine containers through North American ports to inland markets, as well as export shipments of goods through those ports to Asia, Europe and beyond. International intermodal revenue was $588 million in 2014, a decrease of $56 million, or 9% from $644 million in 2013. This decrease was due to lower volumes as a result of the exit of certain customer contracts. This decrease was partially offset by:

☐	higher transcontinental container volumes from existing customers;

☐	higher freight rates; and

☐	the favourable impact of the change in FX.

Other Revenue

Other revenue was $156 million in 2014, an increase of $5 million, or 3% from $151 million in 2013. This increase was primarily due to higher leasing revenues.

2013 TO 2012 COMPARATIVES

Revenue variances below compare 2013 to 2012 figures.

Freight Revenues

Freight revenues were $5,982 million in 2013, an increase of $432 million, or 8% from $5,550 million in 2012. This increase was primarily due to:

☐	higher shipments, as measured by RTMs, of Industrial and consumer products, Grain, Fertilizers and sulphur and Coal;

☐	increased freight rates;

☐	the favourable impact of the change in FX;

☐	the impact of a strike in 2012 on Canadian shipments; and

☐	higher fuel surcharge revenues due to an increase in traffic volumes with full margin coverage.

This increase was partially offset by lower shipments in Intermodal and Automotive and the impact of the network outages in the second quarter of 2013.

Other Revenue

Other revenue was $151 million in 2013, an increase of $6 million, or 4% from $145 million in 2012. This increase was primarily due to higher leasing and interline switching revenues.

9. OPERATING EXPENSES

2014 Operating expenses	2013 Operating expenses

				% Change
For the year ended December 31 (in millions)	2014	2013	2012	2014 vs. 2013	2013 vs. 2012

Operating expenses
Compensation and benefits(1)(2)	$1,352	$1,385	$1,474	(2)	(6)
Fuel	1,048	1,004	999	4	1
Materials(2)	193	160	166	21	(4)
Equipment rents	155	173	206	(10)	(16)
Depreciation and amortization	552	565	539	(2)	5
Purchased services and other(1)(2)	985	998	1,044	(1)	(4)
Asset impairments	–	435	265	(100)	64
Labour restructuring	(4)	(7)	53	43	–

Total operating expenses	$4,281	$4,713	$4,746	(9)	(1)

(1) As a result of management transition, $20 million and $22 million were charged in Compensation and benefits and Purchased services and other, respectively in 2012. The U.S. $9 million recovery due to the favourable settlement of litigation recorded in first quarter of 2013 and $5 million management transition costs recorded in fourth quarter of 2013 were charged to Purchased services and other and Compensation and benefits, respectively.

(2) Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Operating expenses were $4,281 million in 2014, a decrease of $432 million, or 9%, from $4,713 million in 2013. This decrease was primarily due to:

☐	an asset impairment charge in 2013;

☐	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

☐	lower pension expense; and

☐	lower casualty expense.

This decrease was partially offset by:

☐	the unfavourable impact of the change in FX;

☐	higher stock-based and incentive compensation;

☐	wage and benefit inflation;

☐	higher material costs for freight car and locomotive repairs, and increased track maintenance activities; and

☐	higher volume variable expenses as a result of an increase in workload, as measured by GTMs.

CP ANNUAL REPORT | 2014	33

2014 TO 2013 COMPARATIVES

Compensation and Benefits

Compensation and benefits expense includes employee wages, salaries, fringe benefits and stock-based compensation. Compensation and benefits expense was $1,352 million in 2014, a decrease of $33 million, or 2%, from $1,385 million in 2013. This decrease was primarily due to:

☐	lower pension expense;

☐	lower costs achieved through a smaller workforce; and

☐	road and yard efficiencies as a result of continuing strong operational performance.

This decrease was partially offset by:

☐	higher incentive compensation;

☐	stock-based compensation primarily driven by the higher change in stock price;

☐	wage and benefit inflation;

☐	the unfavourable impact of the change in FX; and

☐	an increase in IT personnel as part of the Company’s insourcing strategy, offset by efficiency savings recorded in Purchased services and other.

Fuel

Fuel expense consists mainly of fuel used by locomotives and includes provincial, state and federal fuel taxes. Fuel expense was $1,048 million in 2014, an increase of $44 million, or 4%, from $1,004 million in 2013. This increase was primarily due to the unfavourable change in FX and an increase in workload, as measured by GTMs.

This increase was partially offset by improvements in fuel efficiency as a result of increased train weights and focus on the fuel conservation strategies of the Company’s operating plan, and reduced fuel prices.

Materials

Materials expense includes the cost of material used for track, locomotive, freight car, building maintenance and software sustainment. Materials expense was $193 million in 2014, an increase of $33 million or 21%, from $160 million in 2013. This increase was primarily due to increased freight car and locomotive repairs, and increased track maintenance activities.

Equipment Rents

Equipment rents expense includes the cost associated with using other companies’ freight cars, intermodal equipment, and locomotives, net of rental income received from other railways for the use of CP’s equipment. Equipment rents expense was $155 million in 2014, a decrease of $18 million or 10% from $173 million in 2013. This decrease is a result of operating efficiencies, resulting in the Company requiring fewer assets, thereby permitting the return or sublease of certain leased freight cars and locomotives. This decrease was offset by the unfavourable change in FX.

Depreciation and Amortization

Depreciation and amortization expense represents the charge associated with the use of track and roadway, buildings, rolling stock, information systems and other depreciable assets. Depreciation and amortization expense was $552 million for 2014, a decrease of $13 million, or 2%, from $565 million in the same period of 2013. This decrease was primarily due to:

☐	the favourable impact of depreciation studies implemented in 2014;

☐	a decrease in accelerated depreciation of IT assets; and

☐	lower depreciable assets resulting from the sale of DM&E West.

This decrease was partially offset by higher depreciable assets as a result of the Company’s capital program as well as the change in FX.

Purchased Services and Other

				% Change
For the year ended December 31 (in millions)	2014	2013	2012	2014 vs 2013	2013 vs 2012

Purchased services and other
Support and facilities	$383	$392	$420	(2)	(7)
Track and operations(1)	210	219	196	(4)	12
Intermodal	167	159	153	5	4
Equipment(1)	178	180	190	(1)	(5)
Casualty	35	63	80	(44)	(21)
Other(1)	44	23	28	91	(18)
Land sales	(32)	(38)	(23)	(16)	65

Total Purchased services and other	$985	$998	$1,044	(1)	(4)

(1) Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from Purchased services and other to Compensation and benefits and Materials within Operating expenses.

Purchased services and other expense encompasses a wide range of costs, including expenses for joint facilities, personal injuries and damage, environmental remediation, property and other taxes, contractor and consulting fees, insurance, and gains on land sales. Purchased services and other expense was $985 million in 2014, a decrease of $13 million, or 1% from $998 million in 2013. This decrease was primarily due to:

☐	efficiencies generated mainly from insourcing of certain IT activities, included in Support and facilities;

☐	lower casualty expense; and

☐	lower locomotive overhauls as certain older locomotives undergo a life extension program, included in Equipment.

This decrease was partially offset by:

☐	the unfavourable impact of the change in FX;

☐	higher engineering maintenance work and dismantling costs, included in Track and operations;

☐	an insurance recovery in 2013, related to flooding in 2011, reported in Other;

☐	higher corporate sponsorships and donations, reported in Other;

☐	higher intermodal expenses related to pick up and delivery service, reported in Intermodal;

☐	a favourable settlement of litigation in 2013 related to management transition, included in Other; and

☐	higher legal fees, reported in Support and facilities.

Asset Impairments

On January 2, 2014, the Company executed an agreement with Genesee & Wyoming Inc (“G&W”) for the sale of the DM&E West resulting in a 2013 charge of $435 million ($257 million after tax) for an asset impairment and accruals for costs associated with the sale. Upon closing on May 30, 2014, the sale generated U.S. $218 million in gross proceeds (CDN $236 million).

Labour Restructuring

In the fourth quarter of 2012, CP recorded a charge of $53 million ($39 million after tax) for a labour restructuring initiative. The majority of the resulting position reductions were completed in 2013 and 2014 with the remaining positions to be eliminated in 2015. As a result of favourable experience, the Company recorded a recovery of $4 million ($3 million after tax) in the first quarter of 2014 and $7 million ($5 million after tax) in the fourth quarter of 2013 for the labour restructuring initiative recorded in 2012.

2013 TO 2012 COMPARATIVES

Operating expense variances below compare 2013 to 2012 figures.

CP ANNUAL REPORT | 2014	35

Operating Expenses

Operating expenses were $4,713 million in 2013, a decrease of $33 million, or 1%, from $4,746 million in 2012. This decrease was primarily due to:

☐	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

☐	higher labour restructuring charges in 2012 and associated experience gains in 2013;

☐	lower management transition costs, reflected in Compensation and benefits and Purchased services and other; and

☐	higher land sales in 2013.

This decrease was partially offset by:

☐	a higher asset impairment charge in 2013;

☐	higher volume variable expenses as a result of an increase in workload;

☐	the unfavourable impact of the change in FX;

☐	higher incentive compensation resulting from improved corporate performance and higher stock-based compensation;

☐	wage and benefit inflation; and

☐	higher depreciation and amortization expenses.

10. OTHER INCOME STATEMENT ITEMS

Other Income and Charges

Other income and charges consists of gains and losses from the change in foreign exchange on long-term debt (“FX on LTD”) discussed further in Section 15, Non-GAAP Measures, and working capital, various costs related to financing, shareholder costs, equity income and other non-operating expenditures. Other income and charges was an expense of $19 million in 2014, compared with an expense of $17 million in 2013, an increase of $2 million, or 12%. This increase was primarily due to FX losses on U.S. denominated debt, partially offset by higher equity earnings.

Net Interest Expense

Net interest expense includes interest on long-term debt and capital leases. Net interest expense was $282 million in 2014, an increase of $4 million, or 1%, from $278 million in 2013. This increase was primarily due to the unfavourable impact of the change in FX rates on U.S. dollar denominated interest expense partially offset by higher interest income and the impact of principal repayments of debt securities.

Income Taxes

Income tax expense was $562 million in 2014, an increase of $312 million, or 125%, from $250 million in 2013. This increase was due to higher taxable earnings and a higher effective income tax rate in 2014.

The effective income tax rate for 2014 was 27.6%, compared with 22.2% for 2013.

The Company expects a normalized 2015 income tax rate of approximately 27.5%. The Company’s 2015 outlook for its normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments, discussed further in Section 22, Business Risks and Section 23, Critical Accounting Estimates. The Company expects to have an increase in cash tax payments in future years.

11. QUARTERLY FINANCIAL DATA

For the quarter ended (in millions, except per share data)	2014				2013
	Dec. 31(1)	Sep. 30	Jun. 30	Mar. 31(2)	Dec. 31(3)	Sep. 30(4)	Jun. 30	Mar. 31(5)

Total revenue	$1,760	$1,670	$1,681	$1,509	$1,607	$1,534	$1,497	$1,495
Operating income	708	621	587	423	114	524	420	362
Net income	451	400	371	254	82	324	252	217

Basic earnings per share	$2.66	$2.33	$2.13	$1.45	$0.47	$1.85	$1.44	$1.25
Diluted earnings per share	2.63	2.31	2.11	1.44	0.47	1.84	1.43	1.24

(1) Significant item included in the fourth quarter of 2014 was a $12 million charge ($9 million after tax) due to foreign exchange translation on CP’s U.S. dollar denominated long-term debt issued to facilitate the share repurchase program.

(2) Significant item included in the first quarter of 2014 was a recovery of $4 million ($3 million after tax) of the Company’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits.

(3) Significant items included in the fourth quarter of 2013 were an asset impairment charge and accruals for future costs related to the sale of DM&E West totaling $435 million ($257 million after tax), a recovery of $7 million ($5 million after tax) of the Company’s 2012 labour restructuring initiative and $5 million ($4 million after tax) of management transition costs.

(4) Significant item included in the third quarter of 2013 was an Income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate, which required the re-calculation of the Company’s Deferred income tax liability as at January 1, 2013.

(5) Significant item included in the first quarter of 2013 was a recovery of U.S. $9 million (U.S. $6 million after tax) from a litigation settlement related to management transition.

Quarterly Trends

Volumes and revenues from certain goods are stronger during different periods of the year. First-quarter revenues are typically lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods are generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to lower freight revenue and higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

12. FOURTH-QUARTER SUMMARY

For the three months ended December 31 (in millions)	2014	2013	% Change

Total freight revenues	$1,719	$1,570	9
Other revenues	41	37	11

Total revenues	1,760	1,607	10

Total operating expenses	1,052	1,493	(30)
Operating income	708	114	521
Operating income, excluding significant items(1)	708	547	29
Net income	451	82	450

Basic earnings per share	2.66	0.47	466
Diluted earnings per share	2.63	0.47	460
Diluted earnings per share, excluding significant items(1)	2.68	1.91	40

Operating Ratio	59.8%	92.9%	(3,310) bps
Operating Ratio, excluding significant items(1)	59.8%	65.9%	(610) bps

(1) These measures have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These significant items are discussed further in Section 15, Non-GAAP Measures.

Operating Results

Operating income was $708 million in the fourth quarter of 2014, an increase of $594 million, or 521%, from $114 million in the same period of 2013. This increase was primarily due to:

☐	an asset impairment charge in 2013;

☐	higher volumes of traffic, as measured by RTMs, generating higher freight revenue;

☐	efficiency savings generated from improved operating performance, asset utilization and insourcing of certain IT activities;

☐	lower fuel price; and

☐	the favourable impact of the change in FX.

This increase was partially offset by a reduction in Workers’ Compensation Board (“WCB”) liabilities mainly due to a higher discount rate and favourable claims experience in 2013, and higher wage and benefit inflation in 2014.

CP ANNUAL REPORT | 2014	37

Net income was $451 million in the fourth quarter of 2014, an increase of $369 million, or 450%, from $82 million in the same period of 2013. The increase was primarily due to higher Operating income, partially offset by an increase in Income tax expense and Other income and charges.

Diluted Earnings per Share

Diluted EPS was $2.63 in the fourth quarter of 2014, an increase of $2.16, or 460%, from $0.47 in the same period of 2013. Diluted EPS, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was $2.68 in fourth quarter of 2014, an increase of $0.77, or 40%, from $1.91 in the same period of 2013. These increases were primarily due to higher Net income and lower average outstanding shares due to the share repurchase program.

Operating Ratio

The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as Total operating expenses divided by Total revenues. A lower percentage normally indicates higher efficiency in the operation of the railway. The operating ratio was 59.8% in the fourth quarter of 2014, compared with 92.9% in the same period of 2013. This improvement was primarily due to:

☐	an asset impairment charge in 2013;

☐	higher volumes generating higher freight revenues; and

☐	an increase in efficiency savings in 2014.

The operating ratio, excluding significant items, discussed further in Section 15, Non-GAAP Measures, was 59.8% in the fourth quarter of 2014, compared with 65.9% in the same period of 2013. This improvement was primarily due to higher volumes generating higher freight revenues and efficiency savings.

Freight Revenues

Freight revenues were $1,719 million in the fourth quarter of 2014, an increase of $149 million, or 9%, from $1,570 million in the same period of 2013. This increase was primarily due to:

☐	higher shipments in Domestic intermodal, Potash, Metals, minerals and consumer products, and Crude;

☐	the favourable impact of the change in FX; and

☐	higher freight rates.

This increase was partially offset by lower shipments in International intermodal and Automotive due to the exit of certain customer contracts, and lower coal traffic in the U.S.

Other Revenue

Other revenue was $41 million in the fourth quarter of 2014, an increase of $4 million or 11%, from $37 million in the same period of 2013. This increase was primarily due to higher leasing and interline switching revenues.

Operating Expenses

Operating expenses were $1,052 million in the fourth quarter of 2014, a decrease of $441 million, or 30%, from $1,493 million in the same period of 2013. This decrease was primarily due to:

☐	an asset impairment charge in 2013;

☐	efficiencies generated from improved operating performance, asset utilization, and insourcing of certain IT activities;

☐	lower fuel price;

☐	lower stock-based compensation primarily due to a stock price reduction in the quarter, compared to a strong increase in the fourth quarter of 2013;

☐	lower pension expense; and

☐	lower depreciation expense.

This decrease was partially offset by:

☐	the unfavourable impact of the change in FX;

☐	higher volume variable expenses as a result of an increase in workload, as measured by GTMs;

☐	higher wage and benefit inflation;

☐	a 2013 reduction in WCB liabilities mainly due to a higher discount rate and favourable claims experience; and

☐	an insurance recovery in the fourth quarter of 2013, related to flooding in 2011.

13. CHANGES IN ACCOUNTING POLICY

2014 Accounting Change

Unrecognized Tax Benefit Liability

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 740. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exception applied. This ASU is effective prospectively for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Future Accounting Changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB ASC Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014 and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC Topic 606 which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

14. LIQUIDITY AND CAPITAL RESOURCES

The Company believes adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 20, Contractual Commitments and Section 21, Future Trends and Commitments. The Company is not aware of any trends or expected fluctuations in the Company’s liquidity that would create any deficiencies. Liquidity risk is discussed further in Section 22, Business Risks. The following discussion of operating, investing and financing activities describes the Company’s indicators of liquidity and capital resources.

Operating Activities

Cash provided by operating activities was $2,123 million in 2014, an increase of $173 million from $1,950 million in 2013. This increase was largely due to improved earnings partially offset by higher income taxes paid and an increase in accounts receivable resulting from higher customer billings.

Investing Activities

Cash used in investing activities was $750 million in 2014, a decrease of $847 million from $1,597 million in 2013. This decrease was primarily due to a reduction in Restricted cash and cash equivalents related to the collateralizing of letters of credit, discussed further in Section 20, Business Risks. In addition the decrease reflects the proceeds received in 2014 from the sale of DM&E West, partially offset by higher additions to properties.

CP ANNUAL REPORT | 2014	39

Additions to properties (“capital programs”) were $1,449 million in 2014, an increase of $213 million from $1,236 million in 2013. The increase, primarily in track and rolling stock investments, reflects CP’s strategy of reinvesting in the plant, enhancing throughput and capacity, and optimizing existing assets.

Capital Programs

For the year ended December 31 (in millions, except for miles and crossties)	2014	2013	2012

Additions to properties
Track and roadway	$1,011	$831	$744
Rolling stock	219	169	155
Information systems	96	110	105
Buildings and other	150	155	148

Total – accrued additions to properties	1,476	1,265	1,152
Less:
Other non-cash transactions	27	29	4

Cash invested in additions to properties (per Consolidated Statements of Cash Flows)	$1,449	$1,236	$1,148

Track installation capital programs
Track miles of rail laid (miles)	492	429	470
Track miles of rail capacity expansion (miles)	21	24	32
Crossties installed (thousands)	1,040	926	794

Track and roadway expenditures include the replacement and enhancement of the Company’s track infrastructure. Of the $1,011 million additions in 2014, approximately $875 million was dedicated to the renewal of depleted assets; namely rail, ties, ballast, signals, bridges, and compliance with the Positive Train Control (“PTC”) regulatory mandate. The remaining $136 million was targeted on network improvements to increase productivity, efficiency, and capacity.

Rolling stock investments encompass locomotives and freight cars. In 2014, expenditures on locomotives were approximately $123 million and were focused on the remanufacture of older four-axle yard units. Expenditures on freight cars were approximately $96 million and were largely acquisitions of existing units previously leased.

The remaining capital expenditures are allocated to information services, buildings, and other. In 2014, CP invested approximately $96 million in information systems primarily focused on insourcing, rationalizing, and modernizing core hardware and applications. Investments in buildings and other items were $117 million and included intermodal and automotive terminals, shop equipment, and facilities. Expenditures on intermodal containers were approximately $33 million and included replacement units for containers at the end of their service life and incremental units to meet growing demand.

Additions to properties (“capital programs”) in 2015 are expected to be approximately $1.5 billion. Approximately 70% of planned capital programs are for track and roadway, 10% are for rolling stock assets, between 5% and 10% are for information services, and between 10% and 15% are for buildings and other.

CP intends to finance capital expenditures with available cash from operations, but may partially finance these expenditures with new debt, capital leases and temporary draws on the Company’s credit facility. The Company’s decisions on funding equipment acquisitions will be influenced by such factors as optimizing the Company’s capital structure and maintaining the Company’s debt covenants and investment grade rating, as well as the amount of cash flow CP believes can be generated from operations and prevailing capital market conditions.

Financing Activities

Cash used in financing activities was $1,630 million in 2014, as compared to $220 million in 2013. This increase was largely due to payments made to buy back shares under the share repurchase program, discussed further in Section 17, Shareholder Returns and a repayment of a capital lease. These uses of cash were partially offset by proceeds from the issuance of commercial paper of U.S. $675 million (CDN $771 million), discussed further in Section 22, Business Risks.

The Company has available, as sources of financing, up to U.S. $2 billion under its revolving credit facility and up to CDN $188 million under its bilateral letter of credit facilities, discussed further in Section 22, Business Risks.

Debt to Total Capitalization

Debt to total capitalization is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, divided by debt plus total Shareholders’ equity as presented on the Company’s Consolidated Balance Sheets. At December 31, 2014, the Company’s debt to total capitalization increased to 50.8%, compared with 40.7% at December 31, 2013. This increase was largely due to the share repurchase program discussed further in Section 17, Shareholder Returns, and issuance of U.S. $675 million in commercial paper. These increases were partially offset by an increase in equity driven by increased earnings in 2014.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of the Company’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. Interest coverage ratio is measured, on a rolling twelve month basis, as EBIT divided by Net interest expense, discussed further in Section 15, Non-GAAP Measures. At December 31, 2014, the Company’s interest coverage ratio was 8.2, compared with 5.0 at December 31, 2013. This improvement was primarily due to year over year improvement in EBIT. In 2014, EBIT was impacted by FX on LTD, discussed further in Section 15, Non-GAAP Measures, and the recovery of prior year labour restructuring charges, while in 2013 EBIT was impacted by the recovery of prior year labour restructuring charges, asset impairment charges, and management transition costs, discussed further in Section 15, Non-GAAP Measures.

Excluding these significant items from EBIT, Adjusted interest coverage ratio was 8.3 at December 31, 2014, compared with 6.6 at December 31, 2013. This increase was primarily due to an increase in Adjusted EBIT. Adjusted interest coverage ratio, Adjusted EBIT, and significant items are discussed further in Section 15, Non-GAAP Measures.

Credit Measures

Credit ratings provide information relating to the Company’s financing costs, liquidity and operations and affect the Company’s ability to obtain short-term and long-term financing and/or the cost of such financing.

A mid-investment grade credit rating is an important measure in assessing the Company’s ability to maintain access to public financing and to minimize cost of capital. It also affects the ability of the Company to engage in certain collateralized business activities on a cost effective basis, which is discussed further in Section 22, Business Risks.

Credit ratings and outlooks are based on the rating agencies’ methodologies and can change from time to time to reflect their views of CP. Their views are affected by numerous factors including, but not limited to, the Company’s financial position and liquidity along with external factors beyond the Company’s control.

On April 16, 2014, Standard & Poor’s Ratings Services raised CP’s long-term corporate credit rating to “BBB” from “BBB-” and assigned a positive outlook to the rating.

On April 24, 2014, Moody’s Investors Service upgraded CP’s senior unsecured ratings to Baa2 from Baa3 and assigned a positive outlook to the rating.

On June 5, 2014, Dominion Bond Rating Service Limited (“DBRS”) upgraded CP’s Issuer Rating, Unsecured Debentures and Medium-Term Notes ratings to “BBB” from “BBB (low)” and assigned a positive outlook to the ratings.

On October 27, 2014, DBRS upgraded CP’s Issuer Rating, Unsecured Debentures and Medium-Term Notes ratings to “BBB (high)” and assigned a stable outlook to the ratings. On November 4, 2014, DBRS assigned an “R-2 (high)” rating to the Company’s U.S. $1 billion commercial paper program.

On November 4, 2014, Standard & Poor’s Rating Services raised CP’s long-term corporate credit rating to “BBB+” from “BBB”, senior secured debt rating to “A” from “A-”, senior unsecured debt rating to “BBB+” from “BBB” and assigned stable outlook to the rating. Separately, Standard & Poor’s Rating Service assigned its “A-2” short-term corporate credit rating, and assigned its “A-2” global scale relating to the Company’s US$1 billion commercial paper program.

On November 7, 2014, Moody’s Investor Service upgraded CP’s senior unsecured ratings to Baa1 from Baa2 and assigned a stable outlook to the rating. Separately, Moody’s Investor Service assigned a “P-2” rating to the Company’s U.S. $1 billion commercial paper program.

Adjusted net debt to Adjusted earnings before interest, tax, depreciation and amortization (“EBITDA”) is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets credit sensitivities. The Company’s goal is to maintain a degree of continuity and predictability for investors by meeting a minimum threshold.

Adjusted net debt to adjusted EBITDA for the years ended December 31, 2014, 2013, and 2012 was 2.3, 2.2, and 3.2 times, respectively. The increase between 2013 and 2014 is due to additional debt issued under the commercial paper program, offset by the improved net income at December 31, 2014. The decrease of 1.0 between 2012 and 2013 reflects the Company’s improved net income and a net asset position for the Company’s main Canadian defined benefit pension plan at December 31, 2013. Adjusted net debt to Adjusted EBITDA is discussed further in Section 15, Non-GAAP Measures.

Free Cash

Free cash and cash flow before dividends are Non-GAAP measures that management considers to be indicators of liquidity. These measures are discussed further in Section 15, Non-GAAP Measures.

CP ANNUAL REPORT | 2014	41

CP generated positive free cash of $725 million in 2014, compared to $530 million in 2013. The improvement in free cash of $195 million was primarily due to improved earnings and proceeds received from the sale of DM&E West. This increase was partially offset by higher capital additions and higher income tax payments.

15. NON-GAAP MEASURES

The Company presents non-GAAP measures and cash flow information to provide a basis for evaluating underlying earnings and liquidity trends in the Company’s business that can be compared with the results of operations in prior periods. In addition, these non-GAAP measures facilitate a multi-period assessment of long-term profitability allowing management and other external users of the Company’s consolidated financial statements to compare profitability on a long-term basis with that of the Company’s peers.

These non-GAAP measures exclude other significant items that are not among the Company’s normal ongoing revenues and operating expenses. These non-GAAP measures have no standardized meaning and are not defined by GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Operating expenses, excluding significant items, provide relevant and useful information for evaluating the effectiveness of the Company’s operations and underlying business trends.

Operating income, excluding significant items, provides a measure of the profitability of the railway on an ongoing basis.

Income, excluding significant items, provides management with a measure of income on an ongoing basis.

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

In 2014, there were two significant items included in Net income as follows:

☐

in the fourth quarter, a $12 million charge ($9 million after tax) due to foreign exchange translation on CP’s U.S. dollar denominated long-term debt issued to facilitate the share repurchase program; and

☐

in the first quarter, a recovery of $4 million ($3 million after tax) was recorded for CP’s 2012 labour restructuring initiative due to favourable experience gains, recorded in Compensation and benefits.

In 2013, there were five significant items included in Net income as follows:

☐

in the fourth quarter, an asset impairment charge and accruals for future costs totaling $435 million ($257 million after tax) relating to the sale of DM&E West which closed in the second quarter of 2014;

☐

in the fourth quarter, management transition costs related to the retirement of the Company’s Chief Financial Officer and the appointment of the new Chief Financial Officer of $5 million ($4 million after tax);

☐

in the fourth quarter, a recovery of $7 million ($5 million after tax) of the Company’s 2012 labour restructuring initiative due to favourable experience gains, discussed further in Section 9, Operating Expenses;

☐	in the third quarter, an income tax expense of $7 million as a result of the change in the province of British Columbia’s corporate income tax rate; and

☐	in the first quarter, a recovery of U.S. $9 million (U.S. $6 million after tax) related to settlement of certain management transition amounts which had been subject to legal proceedings.

In 2012, there were six significant items included in Net income as follows:

☐	in the fourth quarter, an asset impairment charge of $185 million ($111 million after tax) with respect to the option to build into the Powder River Basin and another investment;

☐	in the fourth quarter, an asset impairment charge of $80 million ($59 million after tax) related to a certain series of locomotives;

☐

in the fourth quarter, a labour restructuring charge of $53 million ($39 million after tax) as part of a restructuring initiative which was largely completed in 2013 and 2014, with the remaining positions to be eliminated in 2015, discussed further in Section 9, Operating Expenses;

☐	in the second quarter, a charge of $42 million ($29 million after tax) with respect to compensation and other management transition costs;

☐	during the first and second quarters, advisory fees of $27 million ($20 million after tax) related to shareholder matters; and

☐	in the second quarter, an income tax expense of $11 million as a result of the change in the province of Ontario’s corporate income tax rate.

Reconciliation of Non-GAAP measures to GAAP measures

	For the year ended December 31			For the three months ended December 31
(in millions)	2014	2013	2012	2014	2013

Operating expenses, excluding significant items(1)	$4,285	$4,289	$4,386	$1,052	$1,060

Add significant items:
Labour restructuring	(4)	(7)	53	–	(7)
Asset impairments	–	435	265	–	435
Management transition costs	–	(4)	42	–	5

Operating expenses as reported	$4,281	$4,713	$4,746	$1,052	$1,493

Operating income, excluding significant items(1)	$2,335	$1,844	$1,309	$708	$547

Add significant items:
Labour restructuring	4	7	(53)	–	7
Asset impairments	–	(435)	(265)	–	(435)
Management transition costs	–	4	(42)	–	(5)

Operating income as reported	$2,339	$1,420	$949	$708	$114

Income, excluding significant items(1)	$1,482	$1,132	$753	$460	$338

Add significant items, net of tax:
Labour restructuring	3	5	(39)	–	5
Asset impairments	–	(257)	(170)	–	(257)
Management transition costs	–	2	(29)	–	(4)
Advisory fees related to shareholder matters	–	–	(20)	–	–
Impact of foreign exchange translation on USD
denominated debt	(9)	–	–	(9)	–
Income tax rate change	–	(7)	(11)	–	–

Net income as reported	$1,476	$875	$484	$451	$82

(1) These earnings measures have no standardized meanings prescribed by U.S. GAAP and, therefore, may not be comparable to similar measures presented by other companies. These earnings measures and other significant items are described in this section.

	For the year ended December 31			For the three months ended December 31
Diluted earnings per share	2014	2013	2012	2014	2013

Excluding significant items	$8.50	$6.42	$4.34	$2.68	$1.91
Add significant items:
Labour restructuring	0.01	0.03	(0.22)	–	0.03
Asset impairments	–	(1.46)	(0.98)	–	(1.45)
Management transition costs	–	0.01	(0.17)	–	(0.02)
Advisory fees related to shareholder matters	–	–	(0.12)	–	–
Impact of foreign exchange translation on USD denominated debt	(0.05)	–	–	(0.05)	–
Income tax rate change	–	(0.04)	(0.06)	–	–

Diluted earnings per share as reported	$8.46	$4.96	$2.79	$2.63	$0.47

CP ANNUAL REPORT | 2014	43

Operating ratio	For the year ended December 31			For the three months ended December 31
	2014	2013	2012	2014	2013

Excluding significant items	64.7%	69.9%	77.0%	59.8%	65.9%
Add significant items:
Labour restructuring	–	(0.1)%	0.9%	–	(0.4)%
Asset impairments	–	7.1%	4.7%	–	27.1%
Management transition costs	–	(0.1)%	0.7%	–	0.3%

Operating ratio as reported	64.7%	76.8%	83.3%	59.8%	92.9%

Free Cash

Free cash and cash flow before dividends are non-GAAP measures that management considers to be indicators of liquidity. The measures are used by management to provide information with respect to the relationship between cash provided by operating activities and investment decisions and provide comparable measures for period to period changes. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit, and dividends paid, adjusted for changes in cash and cash equivalents balances resulting from FX fluctuations. Cash flows provided by financing activities, excluding dividend payments, are not included in the computation of free cash. Cash flow before dividends is calculated as cash provided by operating activities less cash used in investing activities, excluding changes in restricted cash and cash equivalents and investment balances used to collateralize letters of credit.

Reconciliation of free cash to GAAP cash position(1)

	For the year ended December 31
(in millions)	2014	2013	2012

Cash provided by operating activities	$2,123	$1,950	$1,328
Cash used in investing activities	(750)	(1,597)	(1,011)
Change in restricted cash and cash equivalents used to collateralize letters of credit(2)	(411)	411	–
Dividends paid	(244)	(244)	(223)
Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	7	10	(1)

Free cash(1)	$725	$530	$93
Cash (used in) provided by financing activities, excluding dividend payment	(1,386)	24	193
Change in restricted cash and cash equivalents used to collateralize letters of credit(2)	411	(411)	–

(Decrease) increase in cash and cash equivalents, as shown on the Consolidated Statements of Cash Flows	(250)	143	286
Cash and cash equivalents at beginning of year	476	333	47

Cash and cash equivalents at end of year	$226	$476	$333

(1) Free cash and cash provided by financing activities, excluding dividend payment have no standardized meaning prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies.

(2) Changes in Restricted cash and cash equivalents related to collateralized letters of credit are discussed further in Section 22, Business Risks.

Interest Coverage Ratio

Interest coverage ratio is used in assessing the Company’s debt servicing capabilities. This ratio provides an indicator of the Company’s debt servicing capabilities, and how these have changed, period over period and in comparison to the Company’s peers. The ratio, measured as EBIT divided by Net interest expense, is reported quarterly and is measured on a twelve month rolling basis. Interest coverage ratio is discussed further in Section 14, Liquidity and Capital Resources.

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

Calculation of Interest Coverage Ratio

(in millions, except for interest coverage ratio)	2014	2013	2012

EBIT(1)	$2,320	$1,403	$912

Adjusted EBIT(1)	$2,328	$1,827	$1,299

Net interest expense	$282	$278	$276

Interest coverage ratio(1)	8.2	5.0	3.3

Adjusted interest coverage ratio(1)	8.3	6.6	4.7

(1) Interest coverage ratio, Adjusted interest coverage ratio, EBIT and Adjusted EBIT have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

ROCE

ROCE is an all-encompassing measure of performance which measures how productively the Company uses its assets. ROCE is defined as EBIT (on a rolling twelve month basis) divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. ROCE, excluding significant items, also referred to as Adjusted ROCE, is calculated as Adjusted EBIT divided by the average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt. By excluding significant items which affect EBIT, Adjusted ROCE provides a metric that is more comparable on a period to period basis. ROCE and Adjusted ROCE are discussed further in Section 6, Operating Results.

Calculation of Adjusted ROCE

(in millions, except for percentages)	2014	2013	2012

EBIT for the year ended December 31(1)	$2,320	$1,403	$912

Adjusted EBIT for the year ended December 31(1)	$2,328	$1,827	$1,299

Average for the twelve months of total assets, less current liabilities excluding the current portion of long-term debt	$15,617	$14,711	$13,251

ROCE(1)	14.9%	9.5%	6.9%

Adjusted ROCE(1)(2)	14.9%	12.4%	9.8%

(1) EBIT, Adjusted EBIT, ROCE and Adjusted ROCE have no standardized meaning prescribed by U.S. GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2) Adjusted ROCE is defined as Adjusted EBIT divided by the average for twelve months of Total assets, less current liabilities, excluding current portion of long-term debt, as measured under GAAP.

CP ANNUAL REPORT | 2014	45

Interest coverage ratio and ROCE include EBIT, a non-GAAP measure, which can be calculated as Operating income, less Other income and charges. Adjusted EBIT is calculated as Operating income, excluding significant items less Other income and charges, excluding significant items that are reported in Other income and charges on the Company’s income statement. A reconciliation of Operating income to EBIT and Adjusted EBIT, each for the twelve months ended December 31, 2014 and 2013, is presented below:

Earnings before interest and tax	For the year ended December 31
(in millions)	2014	2013	2012

Adjusted EBIT(1)	$2,328	$1,827	$1,299
Add Significant items:
Labour restructuring	4	7	(53)
Asset impairments	–	(435)	(265)
Management transition	–	4	(42)
Advisory costs related to shareholder matters	–	–	(27)
Impact of foreign exchange translation on USD denominated debt	(12)	–	–

EBIT(1)	2,320	1,403	912
Add:
Other income and charges	19	17	37

Operating income as reported	$2,339	$1,420	$949

(1) EBIT and Adjusted EBIT have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and significant items are described in this section.

Adjusted Debt to Adjusted EBITDA

Adjusted net debt to Adjusted EBITDA is a non-GAAP measure that management uses to evaluate CP’s financial discipline with respect to capital markets’ credit sensitivities. Adjusted debt is defined as Long-term debt, Long-term debt maturing within one year and short-term borrowing as reported on the Company’s Consolidated Balance Sheets adjusted for unfunded pension and other benefits liability, net of tax and the net present value of operating leases, which is discounted by the Company’s effective interest rate for each of the years presented. Adjusted EBITDA is calculated as Adjusted EBIT plus Depreciation and amortization, adjusted for net periodic pension and other benefit cost and operating lease expense.

The following tables reconcile Adjusted debt to Long-term debt and Adjusted EBITDA to Adjusted EBIT for the years ended December 31, 2014, 2013, and 2012.

Reconciliation of Adjusted net debt to Long-term debt

(in millions)	2014	2013	2012

Adjusted debt as at December 31	$6,605	$5,394	$6,247
Add:
Net unfunded pension and other benefits liability, net of tax	(365)	–	(1,042)
Net present value of operating leases(1)	(447)	(518)	(515)

Long-Term debt as at December 31	$5,793	$4,876	$4,690

(1) Operating leases were discounted at the Company’s effective interest rate for each of the periods presented.

Reconciliation of Adjusted EBITDA to Adjusted EBIT

(in millions)	2014	2013	2012

Adjusted EBITDA for the year ended December 31(1)	$2,864	$2,464	$1,957
Add:
Adjustment for net periodic pension and other benefit cost	137	82	63
Operating lease expense	(121)	(154)	(182)
Depreciation and amortization	(552)	(565)	(539)

Adjusted EBIT for the year ended December 31(1)	$2,328	$1,827	$1,299

(1) Adjusted EBITDA and Adjusted EBIT have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. These earnings measures and significant items are described in this section.

16. BALANCE SHEET

Financial position at December 31 ($ millions)	2014	2013	Change	%	Changes during the year ended December 31, 2014, include:

Current Assets

Cash and cash equivalents	226	476	(250)	(53)	See section 14, Liquidity and Capital Resources.

Restricted cash and cash equivalents	–	411	(411)	(100)	2013 amount pledged as collateral to letters of credit.

Accounts receivable, net	702	580	122	21	Increase primarily due to freight receivables due to higher customer billings.

Materials and supplies	177	165	12	7	Increase in engineering materials for 2015 projects, partially offset by lower fuel inventory.

Deferred income taxes	56	344	(288)	(84)	Decrease due to the use of income tax loss carry forwards and tax credits.

Other current assets	116	53	63	119	Increase primarily due to higher prepaid income taxes.

Current Liabilities

Accounts payable and accrued liabilities	1,277	1,189	88	7	Increase primarily due to higher income and other taxes payable as well as amounts payable for CP common shares repurchased, discussed further in Section 17, Shareholder Returns.

Long-term debt maturing within one year	134	189	(55)	(29)	Decrease is primarily due to debt repayments of $183 million, partially offset by amounts reclassed from long term debt.

Non-current assets

Investments	112	92	20	22	Increase due to equity earnings and FX on U.S. investment balances.

Properties	14,438	13,327	1,111	8	Increase due to capital additions and FX, partially offset by depreciation and assets reclassed to Assets held for sale.

Assets held for sale	182	222	(40)	(18)	Decrease due to completion of DM&E West sale in 2014, partially offset by the transfer of certain assets of D&H from properties, discussed further in Section 21, Future Trends and Commitments.

Goodwill and intangible assets	176	162	14	9	Increase primarily due to FX.

Pension asset	304	1,028	(724)	(70)	Decrease primarily due to lower discount rates, partially offset by investment returns on plan assets greater than expected.

Other assets	151	200	(49)	(25)	Decrease primarily due to settling of currency forwards and various other reductions.

CP ANNUAL REPORT | 2014	47

Financial position at December 31 ($ millions)	2014	2013	Change	%	Changes during the year ended December 31, 2014, include:

Non-current liabilities

Pension and other benefit liabilities	755	657	98	15	Increase primarily due to lower discount rates.

Other long-term liabilities	432	338	94	28	Increase due to higher share based liabilities from new grants and a higher share price compared to 2013.

Long-term debt	5,659	4,687	972	21	Increase due to the issuance of commercial paper, discussed further in Section 22, Business Risks, and FX, partially offset by amounts reclassed to current.

Deferred income taxes	2,773	2,903	(130)	(4)	Decrease primarily due to a recovery on other comprehensive loss, partially offset by deferred income tax expenses on earnings, utilization of loss carry-forwards, and FX.

Shareholders’ equity

Share capital	2,185	2,240	(55)	(2)	Decrease due to CP common shares repurchased, partially offset by shares issued under CP’s stock option plans.

Additional paid-in capital	36	34	2	6	Increase due to stock option expense, partially offset by options exercised.

Accumulated other comprehensive loss	(2,219)	(1,503)	(716)	48	Increase primarily due to changes in pension and post-retirement defined benefit plans.

Retained earnings	5,608	6,326	(718)	(11)	Decrease due to CP common shares repurchased and dividends declared, partially offset by Net income.

17. SHAREHOLDER RETURNS

Share Capital

At February 20, 2015, 164,538,579 common shares and no preferred shares were issued and outstanding. In addition, CP has a Management Stock Option Incentive Plan (“MSOIP”) under which key officers and employees are granted options to purchase CP shares. Each option granted can be exercised for one Common Share. At February 20, 2015, 2.6 million options were outstanding under the Company’s MSOIP and Directors’ Stock Option Plan, as well as stand-alone option agreements entered into with Mr. E. Hunter Harrison, Mr. Keith Creel and Mr. Bart Demosky. 2.5 million additional options may be issued in the future under the MSOIP and Directors’ Stock Option Plan.

Stock Price

The market value per CP common share, as listed on the Toronto Stock Exchange was $223.75 at December 31, 2014, an increase of $63.10 per share from $160.65 at December 31, 2013. The market value per CP common share at December 31, 2013 was an increase of $59.75 per share from $100.90 at December 31, 2012.

Return on Capital Employed

ROCE is a measure of performance which measures how productively the Company uses its assets. ROCE was 14.9% at December 31, 2014, compared with 9.5% in the same period of 2013. This increase was primarily due to an increase in EBIT. ROCE is discussed further in Section 15, Non-GAAP Measures.

Cash Returned to Shareholders

On December 16, 2014, the Company’s Board of Directors declared a quarterly dividend of $0.3500 per share, unchanged from 2013, on the outstanding common shares. The dividend is payable on January 26, 2015 to holders of record at the close of business on December 31, 2014.

Dividends

Dividends declared by the Board of Directors in the last three years are as follows:

Dividend amount	Record date	Payment date

$0.3500	March 27, 2015	April 27, 2015
$0.3500	December 31, 2014	January 26, 2015
$0.3500	September 26, 2014	October 27, 2014
$0.3500	June 27, 2014	July 28, 2014
$0.3500	March 28, 2014	April 28, 2014
$0.3500	December 27, 2013	January 27, 2014
$0.3500	September 27, 2013	October 28, 2013
$0.3500	June 28, 2013	July 29, 2013
$0.3500	March 28, 2013	April 29, 2013
$0.3500	December 28, 2012	January 28, 2013
$0.3500	September 28, 2012	October 29, 2012
$0.3500	June 22, 2012	July 30, 2012
$0.3000	March 30, 2012	April 30, 2012

Share Repurchase Program

On March 11, 2014, the Company announced a new share repurchase program to implement a normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 5.3 million common shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Common Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with the net proceeds allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings.

CP believes that the purchase of its shares from time to time is an appropriate and advantageous use of the Company’s funds to maximize shareholder value.

Purchases of the Company’s common shares may be made through the facilities of the TSX, the New York Stock Exchange (“NYSE”) and alternative trading platforms by means of open market transactions or by such other means as may be permitted by the TSX and under applicable securities laws, including by private agreement pursuant to issuer bid exemption orders issued by applicable securities regulatory authorities. The purchase price for any common shares under the share repurchase program will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private purchase made under an exemption order issued by a securities regulatory authority will generally be at a discount to the prevailing market price. The actual number of common shares repurchased under the NCIB and the timing of any such purchases will be determined by the Company and there cannot be any assurances as to how many common shares will ultimately be acquired under the NCIB. From October 2, 2014 to December 31, 2014 the Company repurchased 5.2 million common shares for $1,102 million at an average price of $211.67 per share. From March 17, 2014 to December 31, 2014, the Company repurchased 10.5 million Common shares for $2,089 million at an average price of $199.42 per share.

18. FINANCIAL INSTRUMENTS

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

CP ANNUAL REPORT | 2014	49

Carrying Value and Fair Value of Financial Instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $6,939 million and a carrying value of $5,793 million at December 31, 2014. At December 31, 2013, long-term debt had a fair value of approximately $5,572 million and a carrying value of $4,876 million. The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

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

Foreign Exchange Forward Contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on U.S. dollar denominated debt maturities.

At December 31, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on U.S. dollar denominated debt maturities. At December 31, 2013, the Company had FX forward contracts to fix the exchange rate on U.S. $100 million of principal outstanding on a capital lease due in January 2014, U.S. $175 million of its 6.50% Notes due in May 2018, and U.S. $100 million of its 7.25% Notes due in May 2019. These derivatives, which were accounted for as cash flow hedges, guaranteed the amount of Canadian dollars that the Company would repay when these obligations mature.

During the three months ended March 31, 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million.

During the three months ended June 30, 2014, the Company de-designated and settled prior to maturity the FX forward contracts related to the repayment of its 6.5% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million settled in the third quarter of 2014 with the offset recorded as realized gains of $3 million in Accumulated other comprehensive loss and $14 million in Retained earnings. Amounts remaining in Accumulated other comprehensive loss are being amortized to Other income and charges until the underlying debts, which were hedged, are repaid. The amount being amortized to Other income and charges in 2014 is not significant. At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million of which $6 million was included in Other current assets and $19 million in Other assets with the offset reflected as an unrealized gain of $5 million in Accumulated other comprehensive loss and as an unrealized gain of $20 million in Retained earnings.

During 2014, the combined realized and unrealized foreign exchange gain was $3 million, recorded in Other income and charges relating to these settled derivatives, compared to an unrealized foreign exchange gain of $18 million in 2013. Gains recorded in Other income and charges were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge.

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

Forward Starting Swaps

During the fourth quarter of 2014, the Company entered into forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes. The effective portion of changes in fair value on the forward starting swaps are recorded in Accumulated other comprehensive loss, net of tax, as cash flow hedges until the probable forecasted note is issued. Subsequent to the notes issuance, amounts in Accumulated other comprehensive loss are reclassified to Net interest expense. As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in Accounts payable and accrued liabilities and $25 million in Other long-term liabilities with the offset reflected in Other comprehensive (loss) income on the Company’s Interim Consolidated Statements of Comprehensive Income (Loss).

Interest Rate Swaps

During the fourth quarter of 2014, the Company also entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in Accumulated other comprehensive loss, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in Accumulated other comprehensive loss are reclassified to Net interest expense. At December 31, 2014, the unrealized gain, recorded in Other current assets on the Company’s Consolidated Balance Sheets, was not significant. The offset was reflected in Other comprehensive (loss) income on the Company’s Interim Consolidated Statements of Comprehensive Income (Loss).

At December 31, 2013, the Company had no outstanding interest rate swaps.

Treasury Rate Locks

At December 31, 2014, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totaling $21 million, as compared to net unamortized losses of $22 million at December 31, 2013. These amounts are composed of various unamortized gains and losses related to specific debts which are reflected in Accumulated other comprehensive loss and are amortized to Net interest expense in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to Net interest expense and Other comprehensive loss in 2014 and comparative periods.

CP ANNUAL REPORT | 2014	51

Fuel Price Management

The Company is exposed to commodity risk related to purchases of diesel fuel. CP employs a fuel cost recovery program designed to automatically respond to fluctuations in fuel prices and help reduce volatility to changing fuel prices, and the potential reduction in net income due to increases in the price of diesel. Fuel expense constitutes a large portion of the Company’s operating costs and volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

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

19. OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

At December 31, 2014, the Company had residual value guarantees on operating lease commitments of $120 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. As at December 31, 2014, these accruals amounted to $3 million compared with $6 million as at December 31, 2013.

20. CONTRACTUAL COMMITMENTS

The accompanying table indicates the Company’s obligations and commitments to make future payments for contracts, such as debt, capital lease and commercial arrangements.

Contractual Commitments

At December 31, 2014

Payments due by period (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond

Contractual commitments
Long-term debt	$5,673	$131	$845	$1,164	$3,533
Capital lease	150	3	7	8	132
Operating lease(1)	569	114	155	98	202
Supplier purchase	1,396	217	266	208	705
Other long-term liabilities(2)	648	114	126	114	294

Total contractual commitments	$8,436	$579	$1,399	$1,592	$4,866

(1) Residual value guarantees on certain leased equipment with a maximum exposure of $120 million, discussed further in Section 19, Off-Balance Sheet Arrangements, are not included in the minimum payments shown above, as management believes that CP will not be required to make payments under these residual guarantees.

(2) Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for the Company’s non-registered supplemental pension plan, deferred income tax liabilities and certain other long-term liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2015 to 2024. Pension contributions for the Company’s registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 23, Critical Accounting Estimates. Deferred income tax liabilities may vary resulting from changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term deferred tax liabilities have been reflected in the “2020 & beyond” category in this table. Deferred income taxes are discussed further in Section 23, Critical Accounting Estimates.

21. FUTURE TRENDS AND COMMITMENTS

Agreements and Recent Developments

Resolution of certain legal proceedings

In 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to

CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option, book value of $8 million, were recorded as Other assets in the Company’s Consolidated Balance Sheets.

In January 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party in February 2015, will result in CP receiving net proceeds of $59 million for the sale of the building and resolution of legal proceedings. The net proceeds would include repayment of the aforementioned loan to the judicial trustee. CP expects to record a gain of approximately $31 million ($27 million after-tax) to Purchased services and other in the first quarter of 2015.

Issuance of long-term debt and settlement of forward starting swaps

On January 28, 2015, CP announced the issuance of U.S. $700 million 2.900% 10-year Notes due February 1, 2025 for net proceeds of U.S. $694 million. This transaction closed on February 2, 2015. The net proceeds will be used for general corporate purposes, capital investments, and share repurchases.

On January 28, 2015, the Company settled a notional U.S. $700 million of forward starting swaps, designated as a cash flow hedge related to the issuance of the notes described above. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of the settlement. Effective hedge losses were deferred in Accumulated other comprehensive loss and will be amortized to Net interest expense until the underlying notes, which were hedged, are repaid.

Joint venture with DREAM Unlimited

On January 20, 2015, CP announced it had an agreement to create a joint venture with DREAM Unlimited called DREAM Van Horne Properties. The joint venture was created to evaluate the Company’s real estate, and to explore innovative ways to maximize value, including industrial, commercial and residential development.

Sale of the Delaware and Hudson Railway Company

On November 17, 2014, the Company announced a proposed agreement with Norfolk Southern Corporation (“NS”) for the sale of approximately 283 miles of the Delaware and Hudson Railway Company Inc.’s line between Sunbury, Pennsylvania, and Schenectady, New York. The assets expected to be sold to NS upon completion of this transaction have been classified as Assets held for sale on the Company’s Consolidated Balance Sheets. The assets continue to be reported at their carrying value as this is lower than their expected fair value. The sale to NS, when agreed, will be subject to regulatory approval by the U.S. Surface Transportation Board and is expected to close in 2015.

Legal Proceedings Related To Lac-Mégantic Rail Accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is not expected to release its judgment on the authorization of the class action before the end of February 2015.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving Oil properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally preempted.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

CP ANNUAL REPORT | 2014	53

Sale of the Dakota, Minnesota & Eastern Railroad West End

CP announced its intention to explore strategic options for a portion of its main line track of the DM&E, west of Tracy, Minnesota, on December 4, 2012. On January 2, 2014, the Company executed an agreement with G&W for the sale of DM&E West tracks between Tracy, Minnesota and Rapid City, South Dakota, and between Colony, Wyoming and Crawford, Nebraska. DM&E West encompasses approximately 660 miles and the sale closed on May 30, 2014 for U.S. $218 million (CDN $236 million) in gross proceeds.

Changes in Executive Officers

On May 7, 2014, CP announced Chief Executive Officer E. Hunter Harrison agreed to a contract extension with the railway for an additional year, and will remain with the Company until 2017. Effective October 29, 2014, Mr. Laird Pitz was appointed Vice-President and Chief Risk Officer. On January 21, 2015, the Company announced the appointment of Mr. Timothy Marsh as Senior Vice-President Sales and Marketing. Mr. Marsh replaces Jane O’Hagan who left the Company on May 29, 2014. On February 11, 2015, the Company announced that Executive Vice President and Chief Financial Officer Bart Demosky had decided to leave the Company. Mr. Demosky has agreed to stay on until May 31, 2015.

Changes in Board of Directors

Prior to the Company’s shareholder meeting on May 1, 2014, it was announced that Mr. Richard Kelly would not stand for re-election as a member of the Company’s Board of Directors. On May 1, 2014, the Company announced that Gary Colter was elected Chairman of the Company’s Board of Directors. Mr. Colter replaced Paul Haggis who continues to serve as a director of the Company. Effective May 20, 2014, the Hon. Jim Prentice resigned as a member of the Company’s Board of Directors. Mr. Prentice had been appointed to the Board on June 7, 2013.

Environmental

Cash payments related to the Company’s environmental remediation program, described in Section 23, Critical Accounting Estimates, totaled $8 million in 2014, compared with $9 million in 2013 and $11 million in 2012. Cash payments for environmental initiatives are estimated to be approximately $16 million in 2015, $11 million in 2016, $9 million in 2017 and a total of approximately $57 million over the remaining years through 2024, which will be paid in decreasing amounts. All payments will be funded from general operations.

CP continues to be responsible for remediation work on portions of a property in the State of Minnesota and continues to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The state’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.

Certain Other Financial Commitments

In addition to the financial commitments mentioned previously in Section 19, Off-Balance Sheet Arrangements and Section 20, Contractual Commitments, the Company is party to certain other financial commitments set forth in the table and discussed below.

Letters of Credit

Letters of credit are obtained mainly to provide security to third parties under the terms of various agreements, including workers’ compensation and supplemental pension. CP is liable for these contractual amounts in the case of non-performance under these agreements. Letters of credit are accommodated through a revolving credit facility and the Company’s bi-lateral letter of credit facility.

Capital Commitments

The Company remains committed to maintaining the current high level of plant quality and renewing the franchise. As part of this commitment, CP has entered into contracts with suppliers to make various capital purchases related to track programs. Payments for these commitments are due in 2015 through 2032. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

At December 31, 2014

Amount of commitments per period (in millions)	Total	2015	2016 & 2017	2018 & 2019	2020 & beyond

Commitments
Letters of credit	$412	$412	$–	$–	$–
Capital commitments	427	288	100	21	18

Total commitments	$839	$700	$100	$21	$18

Pension Plan Surplus and Deficit

A description of future expectations related to the Company’s pension plans are included in Section 23, Critical Accounting Estimates.

Restructuring

Cash payments related to severance under all restructuring initiatives totaled $21 million in 2014, compared with $33 million in 2013 and $22 million in 2012. Cash payments for restructuring initiatives are estimated to be approximately $12 million in 2015, $6 million in 2016, $3 million in 2017, and a total of approximately $5 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.

22. BUSINESS RISKS

In the normal course of operations, the Company is exposed to various business risks and uncertainties that can have an effect on financial condition. While some financial exposures are reduced through risk management strategies including the insurance and hedging programs CP has in place, there are certain circumstances where the financial risks are not fully insurable or are driven by external factors beyond the Company’s influence or control.

As part of the preservation and delivery of value to the Company’s shareholders, CP has developed an integrated Enterprise Risk Management framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to actively manage those potential events that are identified through a thorough evaluation of risks. Each event identified is assessed based on the potential impact and likelihood, taking account of financial, environmental, and reputational impacts, and existing management control. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events. Readers are cautioned that the following is not an exhaustive list of all the risks to which CP is exposed, nor will the Company’s mitigation strategies eliminate all risks listed.

Competition

The Company faces significant competition for freight transportation in Canada and the U.S., including competition from other railways, pipelines, trucking and barge companies. Competition is based mainly on price, quality of service and access to markets. Competition with the trucking industry is generally based on freight rates, flexibility of service and transit time performance. The cost structure and service of competitors could impact the Company’s competitiveness and have a materially adverse impact on business or operating results. Certain aspects of competition in Canada are also subject to regulation and are discussed further in Regulatory Authorities below.

To mitigate competition risk, the Company’s strategies include:

☐

creating long-term value for customers and shareholders by profitably growing through collaborative supply chain solutions and aligned investments with customers, delivering competitive and reliable service, developing markets that are consistent with the network’s strengths, enhancing network capability, and selective use of long-term contracts;

☐	renewing and maintaining infrastructure to enable safe and efficient operations;

☐	driving efficiency through the operating plan to reduce costs and enhance the quality and reliability of service; and

☐	exercising a disciplined yield approach to competitive contract renewals and bids.

Liquidity

Revolving Credit Facility

On September 26, 2014, CP terminated its existing revolving credit facility agreement dated November 29, 2013. On the same day, CP entered into a new revolving credit facility (the “facility”) agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five years portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At December 31, 2014, the facility was undrawn. The facility agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2014, the Company satisfied the threshold stipulated in this financial covenant.

Commercial Paper Program

During the fourth quarter of 2014, the Company established a commercial paper program which enabled it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper program is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at December 31, 2014, the Company had total commercial paper borrowings of U.S. $675 million ($783 million in Canadian dollars) presented in Long-term debt on the Consolidated Balance Sheets as the Company has the intent and the ability to renew these borrowings on a long-term basis. The weighted-average interest rate on these borrowings was 0.44%. CP did not have a commercial paper program in 2013.

The Company presents issuances and repayments of commercial paper in the Consolidated Statements of Cash Flows on a net basis, all of which have a maturity of less than 90 days.

CP ANNUAL REPORT | 2014	55

Bilateral Letter of Credit Facilities

During 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. The agreements have varying expiration dates with the earliest expiry in August 2014. Under these agreements, the Company has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. Collateral provided includes highly liquid investments purchased three months or less from maturity and is stated at cost, which approximates market value and is shown separately on the balance sheet as Restricted cash and cash equivalents on the Consolidated Balance Sheets.

At December 31, 2014, under its bilateral facilities the Company had letters of credit drawn of $412 million from a total available amount of $600 million. The Company can largely withdraw this collateral during any month.

Regulatory Authorities

The Company’s railway operations are subject to extensive federal laws, regulations and rules in both Canada and the U.S. which directly affect how operations and business activities are managed.

Operations are subject to economic and safety regulation in Canada primarily by the Canadian Transportation Agency (“the Agency”), Transport Canada, the Canada Transportation Act (“CTA”) and the Railway Safety Act. The CTA provides shipper rate and service remedies, including Final Offer Arbitration, competitive line rates and compulsory inter-switching in Canada. The Agency regulates the maximum revenue entitlement for the movement of grain, commuter and passenger access, charges for ancillary services and noise-related disputes. Transport Canada regulates safety-related aspects of railway operations in Canada.

The Company’s U.S. operations are subject to economic and safety regulation by the STB and Federal Railroad Administration (“FRA”). The STB is an economic regulatory body with jurisdiction over railroad rate and service issues and reviewing proposed railroad mergers and other transactions. The FRA regulates safety-related aspects of CP’s railway operations in the U.S. under the Federal Railroad Safety Act, as well as rail portions of other safety statutes.

Various other regulators directly and indirectly affect the Company’s operations in areas such as health, safety, security, environmental and other matters. To mitigate statutory and regulatory impacts, CP is actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada. No assurance can be given to the content, timing or effect on CP of any anticipated legislation or further legislative action.

Regulatory Change

On May 29, 2014, the Canadian Federal Government enacted the “Fair Rail for Grain Farmers Act” (the “Fair Rail Act”). This legislation requires the Company and Canadian National Railway Company to move a minimum amount of grain, which amount is determined by and may be adjusted by the federal cabinet. The federal cabinet has ordered continued weekly grain volume minimums for the period from November 30, 2014 to March 28, 2015. In addition, the Fair Rail Act expands the terms and conditions associated with the inter-switching provisions of the CTA in the provinces of Alberta, Saskatchewan and Manitoba, provides that the Agency make regulations specifying what constitutes operational terms that may be subject to service agreement arbitration and gives the Agency the power to order a railway to compensate any person who has incurred expenses because of a failure to meet obligations under Sections 113 and 114 of the CTA, or does not meet its obligations under the terms of a confidential contract that includes a compensation clause. Bill C-30 also amends the Canada Grain Act to permit the regulation of contracts relating to grain and the arbitration of disputes respecting the provisions of those contracts.

After the tragic accident in Lac-Mégantic, Quebec in July of 2013 involving a non-related short-line railroad, the Government of Canada implemented several measures pursuant to the Rail Safety Act and the Transportation of Dangerous Goods Act. These modifications implemented changes with respect to rules associated with securing unattended trains, the classification of crude oil being imported, handled, offered for transport or transported and the provision of information to municipalities through which dangerous goods are transported by rail. The U.S. federal government has taken similar actions. These changes do not have a material impact on CP’s operating practices.

On November 19, 2013, the Agency initiated consultation on the current approach to determining the adequacy of railway third party liability coverage and solicited input on possible improvements to the current regulatory framework. The consultation period ended on May 9, 2014. The Company provided responses to the request for consultation. Based on the input received, the Agency may make changes to its administration of the current regulatory framework, propose revisions to the regulatory framework or consult again with stakeholders on any proposed regulatory changes with respect to railway third party liability coverage.

There is ongoing discussion with Canadian and American regulators concerning amendments to the regulation for the transportation of hazardous commodities including the tank cars used for the transportation of crude oil. The U.S. Pipeline and Hazardous Materials Safety Administration (“PHMSA”), in coordination with the FRA, issued a Notice of Proposed Rulemaking requesting comments on various possible new operational requirements and enhanced tank car standards for trains hauling large volumes of certain flammable liquids. Among other things, PHMSA’s proposal calls for rail routing risk assessments; notification to state emergency response commissions; reduced operating speeds; enhanced braking; and enhanced standards for both new and existing tank cars. The AAR filed comments on behalf of the Class I railroads on September 30, 2014.

Transport Canada also issued its proposal to revise tank car standards for comments. It was generally consistent with the U.S. approach but did not include as many varied operating requirements. The Railway Association of Canada filed comments on behalf of its members, including CP, on August 29, 2014. CP does not own any tank cars used for commercial transportation of hazardous commodities.

Security

CP is subject to statutory and regulatory directives in Canada and the U.S. that address security concerns. CP plays a critical role in the North American transportation system. Rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Regulations by the Department of Transportation and the Department of Homeland Security in the U.S. include speed restrictions, chain of custody and security measures which can impact service and increase costs for the transportation of hazardous materials, especially toxic inhalation materials. Legislative changes in Canada to the Transportation of Dangerous Goods Act are expected to add new security regulatory requirements similar to those in the U.S. In addition, insurance premiums for some or all of the Company’s current coverage could increase significantly, or certain coverage may not be available to the Company in the future. While CP will continue to work closely with Canadian and U.S. government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on business or operating results.

As the Company strives to ensure customers have unlimited access to North American markets, CP has taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:

☐

to strengthen the overall supply chain and border security, the Company is a certified carrier in voluntary security programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;

☐

to streamline clearances at the border, CP has implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of the Vehicle and Cargo Inspection System at five of the Company’s border crossings;

☐

to strengthen railway security in North America, the Company signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;

☐	to reduce toxic inhalation risk in high threat urban areas, CP works with the Transportation Security Administration; and

☐

to comply with U.S. regulations for rail security sensitive materials, CP has implemented procedures to maintain positive chain of custody and are performing annual route assessments to select and use the route posing the least overall safety and security risk.

Positive Train Control

In the U.S., the Rail Safety Improvement Act requires Class I railroads to implement, by December 31, 2015, interoperable PTC on main track in the U.S. that has passenger rail traffic or toxic inhalant hazard commodity traffic. The legislation defines PTC as a system designed to prevent train-to-train collisions, over-speed derailments, incursions into established work zone limits, and the movement of a train through a switch left in the wrong position. The FRA has issued rules and regulations for the implementation of PTC, and CP filed its PTC Implementation Plans in April 2010, which outlined the Company’s solution for interoperability as well as its consideration of relative risk in the deployment plan. The Company is participating in industry and government working groups to evaluate the scope of effort that will be required to comply with these regulatory requirements, and to further the development of an industry standard interoperable solution that can be supplied in time to complete deployment. At this time CP estimates the cost to implement PTC as required for railway operations in the U.S. to be up to U.S. $328 million. As at December 31, 2014, total expenditures related to PTC were approximately $210 million, including approximately $26 million and $64 million for the fourth quarter and full year of 2014 respectively, discussed further in Section 14, Liquidity and Capital Resources.

Labour Relations

At December 31, 2014, approximately 77% of CP’s workforce was unionized and approximately 75% of its workforce is located in Canada. Unionized employees are represented by a total of 39 bargaining units. Agreements are in place with all seven bargaining units that represent employees in Canada and all 32 bargaining units that represent employees in the Company’s U.S. operations.

Canada

All of the Canadian bargaining agreements are in place through at least December 31, 2014. Agreements with unions representing Canadian running trades employees, Teamsters Canada Rail Conference (“TCRC”), and Canadian car and locomotive repair employees, Unifor, expired at the end of 2014. On February 14, 2015, a tentative 4-year agreement was reached with Unifor. On February 16, 2015, the Company and TCRC agreed to enter into binding arbitration after a day and a half work stoppage.

A tentative six year settlement was reached with the Canadian Rail Traffic Controllers on July 17, 2014. This agreement was ratified on August 27, 2014 and comes into effect on January 1, 2015. Agreements with the other four Canadian bargaining units expire at the end of 2017.

CP ANNUAL REPORT | 2014	57

U.S.

The Company is party to collective agreements with fourteen bargaining units of the Soo Line subsidiary, thirteen bargaining units of the D&H subsidiary, and five bargaining units of the DM&E subsidiary.

Contracts with all fourteen bargaining units on Soo Line representing train service employees, car repair employees, locomotive engineers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, electricians, sheet metal workers, and mechanical labourers are open for negotiation on January 1, 2015. Meetings have been scheduled with those bargaining units which have served formal notices, which to date include the International Association of Machinist and Aerospace Workers (“IAMAW”) (machinists), the Transportation and Communications Union (“TCU”) (clerical), the Brotherhood of Locomotive Engineers and Trainmen (“BLE&T”) (engineers) and the Sheet Metal Air Rail Transportation – Transportation Division (“SMART-TD”) (conductors).

On the D&H, contracts for all thirteen bargaining units, including locomotive engineers, train service employees, car repair employees, signal maintainers, yardmasters, electricians, machinists, mechanical labourers, track maintainers, clerks, police, engineering supervisors and mechanical supervisors are open for negotiation January 1, 2015. Meetings have been scheduled with those bargaining units which have served formal notices, including IAMAW (machinists), TCU (clerical, police, and mechanical and engineering supervisors) and BLE&T (engineers).

Agreements with three of the five bargaining units which cover all DM&E signal and communication workers, mechanics and maintenance of way workers open for negotiation on January 1, 2015. Negotiations, which opened January 1, 2014, continue for the agreement covering engineers and conductors on the former Iowa, Chicago, and Eastern Railroad (“IC&E”) portion of DM&E.

An hourly rated agreement was ratified and implemented December 1, 2014 with SMART-TD, and will be amendable on January 1, 2018.

Environmental Laws and Regulations

The Company’s operations and real estate assets are subject to extensive federal, provincial, state and local environmental laws and regulations governing emissions to the air, discharges to waters and the handling, storage, transportation and disposal of waste and other materials. If the Company is found to have violated such laws or regulations it could materially affect the Company’s business or operating results. In addition, in operating a railway, it is possible that releases of hazardous materials during derailments or other accidents may occur that could cause harm to human health or to the environment. Costs of remediation, damages and changes in regulations could materially affect the Company’s operating results and reputation.

The Company has implemented a comprehensive Environmental Management System to facilitate the reduction of environmental risk. CP’s annual corporate Operations Environmental Plan states the current environmental goals, objectives and strategies.

Specific environmental programs are in place to address areas such as air emissions, wastewater, management of vegetation, chemicals and waste, storage tanks and fuelling facilities. CP has also undertaken environmental impact assessments and risk assessments to identify, prevent and mitigate environmental risks. There is continued focus on preventing spills and other incidents that have a negative impact on the environment. There is an established Strategic Emergency Response Contractor network and spill equipment kits are located across Canada and the U.S. to ensure a rapid and efficient response in the event of an environmental incident. In addition, emergency preparedness and response plans are regularly updated and tested.

The Company has developed an environmental audit program that comprehensively, systematically and regularly assesses the Company’s facilities for compliance with legal requirements and the Company’s policies for conformance to accepted industry standards. Included in this is a corrective action follow-up process and semi-annual review by the Safety, Operations and Environment Committee established by the Board of Directors.

CP focuses on key strategies, identifying tactics and actions to support commitments to the community. The Company’s strategies include:

☐	protecting the environment;

☐	ensuring compliance with applicable environmental laws and regulations;

☐	promoting awareness and training;

☐	managing emergencies through preparedness; and

☐	encouraging involvement, consultation and dialogue with communities along the Company’s lines.

Climate Change

In both Canada and the U.S., the federal governments have not designated railway transportation as a large final emitter with respect to greenhouse gas (“GHG”) emissions. The railway transportation industry is currently not regulated with respect to GHG emissions, nor does CP operate under a regulated cap of GHG emissions. Growing support for climate change legislation is likely to result in changes to the regulatory framework in Canada and the U.S., however, the timing and specific nature of those changes are difficult to predict. Specific instruments such as carbon taxes, and technical and fuel standards have the ability to significantly affect the Company’s capital and operating costs. Restrictions, caps and/or taxes on the emissions of GHG could also affect the markets for, or the volume of, the goods the Company transports.

The fuel efficiency of railways creates a significant advantage over trucking, which currently handles a majority of the market share of ground transportation. Although trains are already three times more fuel efficient than trucks on a per ton-mile basis, the Company continues to adopt new technologies to minimize the Company’s fuel consumption and GHG emissions.

Potential physical risks associated with climate change include damage to railway infrastructure due to extreme weather effects, (e.g. increased flooding or winter storms). Improvements to infrastructure design and planning are used to mitigate the potential risks posed by weather events. The Company maintains flood plans, winter operating plans, an avalanche risk management program and geotechnical monitoring of slope stability.

Financial Risks

Pension Funding Volatility

A description of pension funding volatility related to the Company’s pension plans are included in Section 23, Critical Accounting Estimates.

Fuel Cost Volatility

Fuel expense constitutes a significant portion of CP’s operating costs and can be influenced by a number of factors, including, without limitation, worldwide oil demand, international politics, weather, refinery capacity, unplanned infrastructure failures, labour and political instability and the ability of certain countries to comply with agreed-upon production quotas.

The Company’s mitigation strategy consists of fuel cost recovery programs which reflect changes in fuel costs that are included in freight rates. Freight rates will increase when fuel prices rise and will decrease when fuel costs decrease. While fluctuations in fuel cost are mitigated, the risk cannot be completely eliminated due to timing and the volatility in the market.

In the past, to address the residual portion of fuel costs not mitigated by fuel cost recovery programs, CP had an automatic hedging program. As a result of improving coverage from the Company’s fuel cost recovery programs, CP exited its hedging program during the first quarter of 2013. Fuel price management is discussed further in Section 18, Financial Instruments.

Foreign Exchange Risk

Although CP conducts business primarily in Canada, a significant portion of its revenues, expenses, assets and liabilities including debt are denominated in U.S. dollars. The value of the Canadian dollar is affected by a number of domestic and international factors, including, without limitation, economic performance, and Canadian, U.S. and international monetary policies. Consequently, the Company’s results are affected by fluctuations in the exchange rate between these currencies. On average, a $0.01 weakening (or strengthening) of the Canadian dollar increases (or reduces) EPS by approximately $0.07 per share. On an annualized basis, a $0.01 weakening (or strengthening) of the Canadian dollar positively (or negatively) impacts Freight revenues by approximately $35 million and negatively (or positively) impacts Operating expenses by approximately $16 million. Foreign exchange translation on the Company’s U.S. dollar denominated long-term debt is excluded from these sensitivities. To manage this exposure to fluctuations in exchange rates between Canadian and U.S. dollars, CP may sell or purchase U.S. dollar forwards at fixed rates in future periods. In addition, changes in the exchange rate between the Canadian dollar and other currencies (including the U.S. dollar) make the goods transported by the Company more or less competitive in the world marketplace and may in turn positively or negatively affect revenues. Foreign exchange management is discussed further in Section 18, Financial Instruments.

Interest Rate Risk

In order to meet the Company’s capital structure requirements, CP may enter into long-term debt agreements. These debt agreements expose CP to increased interest costs on future fixed debt instruments and existing variable rate debt instruments should market rates increase. In addition, the present value of the Company’s assets and liabilities will also vary with interest rate changes. To manage interest rate exposure, CP may enter into forward rate agreements such as treasury rate locks or bond forwards that lock in rates for a future date, thereby protecting against interest rate increases. CP may also enter into swap agreements whereby one party agrees to pay a fixed rate of interest while the other party pays a floating rate. Contingent on the direction of interest rates, the Company may incur higher costs depending on the contracted rate. Interest rate management is discussed further in Section 18, Financial Instruments.

General and Other Risks

Transportation of Dangerous Goods and Hazardous Materials

Railways, including CP, are legally required to transport dangerous goods and hazardous materials as part of their common carrier obligations regardless of risk or potential exposure of loss. A train accident involving hazardous materials, including toxic inhalation of hazardous commodities such as chlorine and anhydrous ammonia could result in catastrophic losses from personal injury and property damage, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

Legal Proceedings Related to Lac-Mégantic Rail Accident

Legal proceedings related to the tragic accident at Lac-Mégantic, Quebec are discussed in Section 21, Future Trends and Commitments.

CP ANNUAL REPORT | 2014	59

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

Reliance on Technology and Technological Improvements

Information technology is critical to all aspects of the Company’s business. While the Company has business continuity and disaster recovery plans in place, a significant disruption or failure of one or more of the information technology or communications systems could result in service interruptions or other failures and deficiencies which could have a material adverse effect on results of operations, financial condition and liquidity. If CP is unable to acquire or implement new technology, the Company may suffer a competitive disadvantage, which could also have an adverse effect on results of operations, financial condition and liquidity.

Qualified Personnel

Changes in employee demographics, training requirements, and the availability of qualified personnel, particularly locomotive engineers and train-persons, could negatively impact the Company’s ability to meet demand for rail service. The Company has workforce planning tools and programs in place and are undertaking technological improvements to assist with manual tasks. Unpredictable increases in the demand for rail services may increase the risk of having insufficient numbers of trained personnel, which could have a material adverse effect on the Company’s results of operations, financial condition and liquidity. In addition, changes in operations and other technology improvements may significantly impact the number of employees.

Severe Weather

CP is exposed to severe weather conditions including floods, avalanches, mudslides, extreme temperatures and significant precipitation that may cause business interruptions that can adversely affect the Company’s entire rail network and result in increased costs, increased liabilities, and decreased revenue, which could have a material adverse effect on CP’s operations, financial condition and liquidity.

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

General Risks

There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on the Company’s business or operating results. The Company’s freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. CP’s bulk traffic is dominated by grain, metallurgical coal, fertilizers and sulphur. Factors outside of CP’s control which affect bulk traffic include:

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

CP is also sensitive to factors including, but not limited to, natural disasters, security threats, commodity pricing, global supply and demand, and supply chain efficiency. Other business risks include: potential increases in maintenance and operational costs, uncertainties of litigation, risks and liabilities arising from derailments and technological changes.

23. CRITICAL ACCOUNTING ESTIMATES

To prepare consolidated financial statements that conform with GAAP, the Company is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reported periods. Using the most current information available, the Company reviews estimates on an ongoing basis, including those related to environmental liabilities, pensions and other benefits, property, plant and equipment, deferred income taxes, legal and personal injury liabilities and goodwill.

The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit Committee, which is comprised entirely of independent directors.

Environmental Liabilities

CP estimates the probable cost to be incurred in the remediation of property contaminated by past railway use. The Company screens and classifies sites according to typical activities and scale of operations conducted, and develops remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants. CP also considers available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. The Company is committed to fully meeting regulatory and legal obligations with respect to environmental matters.

Liabilities for environmental remediation may change from time to time as new information about previously untested sites becomes known. The net liability may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, are not expected to be material to the Company’s financial position, but may materially affect income in the period in which a charge is recognized. Material increases to costs would be reflected as increases to Other long-term liabilities and Accounts payable and accrued liabilities on the Company’s Consolidated Balance Sheets and to Purchased services and other within Operating expenses on the Consolidated Statements of Income.

At December 31, 2014 and 2013, the accrual for environmental remediation on the Company’s Consolidated Balance Sheets amounted to $91 million and $90 million respectively, of which the long-term portion amounting to $75 million in 2014 and $76 million in 2013 was included in Other long-term liabilities and the short-term portion amounting to $16 million in 2014 and $14 million in 2013 was included in Accounts payable and accrued liabilities. Total payments were $8 million in 2014 and $9 million in 2013. The U.S. dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $6 million in 2014 and $4 million in 2013.

Pensions and Other Benefits

CP has defined benefit and defined contribution pension plans. Other benefits include post-retirement medical and life insurance for pensioners, and some post-employment workers’ compensation and long-term disability benefits in Canada. Workers’ compensation and long-term disability benefits are discussed in the Legal and Personal Injury Liabilities section below. Pension and post-retirement benefits liabilities are subject to various external influences and uncertainties.

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities and absolute return strategies (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value.

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

The obligations with respect to post-retirement benefits, including health care and life insurance, are actuarially determined and are accrued using the projected-benefit method prorated over the credited service periods of employees. The obligations with respect to post-employment benefits, including some workers’ compensation and long-term disability benefits in Canada are the actuarial present value of benefits payable to employees with existing claims for injuries or disability.

Pension Liabilities and Pension Assets

The Company included pension benefit liabilities of $279 million in Pension and other benefit liabilities and $9 million in Accounts payable and accrued liabilities on the Company’s December 31, 2014 Consolidated Balance Sheets. The Company also included post-retirement benefits accruals

CP ANNUAL REPORT | 2014	61

of $387 million in Pension and other benefit liabilities and $20 million in Accounts payable and accrued liabilities on the Company’s December 31, 2014 Consolidated Balance Sheets. Accruals for self-insured workers compensation and long-term disability benefit plans, including $89 million in Pension and other benefit liabilities, are discussed in the Legal and Personal Injury Liabilities section below.

The Company included pension benefit assets of $304 million in Pension assets on the Company’s December 31, 2014 Consolidated Balance Sheets.

Net Periodic Benefit Costs

Net periodic benefit costs for pensions and post-retirement benefits were included in Compensation and benefits on the December 31, 2014 Consolidated Statement of Income. Combined net periodic benefit credits for pensions and post-retirement benefits (excluding self-insured workers compensation and long-term disability benefits) were $19 million in 2014, compared with net periodic benefit costs of $77 million in 2013.

Net periodic benefit credits for pensions were $44 million in 2014, compared with net periodic benefit costs of $50 million in 2013. The benefit credit portion related to defined benefit pensions was $52 million in 2014, compared with the benefit cost portion of $43 million in 2013. The benefit cost portion related to defined contribution pensions (equal to contributions) was $8 million in 2014, compared with $7 million for 2013. Net periodic benefit costs for post-retirement benefits were $25 million in 2014, compared with $27 million in 2013.

CP estimates net periodic benefit costs for defined benefit pensions to be approximately $45 million in 2015, and net periodic benefit costs for defined contribution pensions to be approximately $8 million in 2015. Net periodic benefit costs for post-retirement benefits in 2015 are not expected to differ materially from the 2014 costs.

Pension Plan Contributions

The Company made contributions of $80 million to the defined benefit pension plans in 2014, compared with $98 million in 2013.

The Company’s main Canadian defined benefit pension plan accounts for 96% of CP’s pension obligation and can produce significant volatility in pension funding requirements, given the pension fund’s size, the many factors that drive the pension plan’s funded status, and Canadian statutory pension funding requirements. 2011, 2010 and 2009 contributions included voluntary prepayments of $600 million in December 2011, $650 million in September 2010 and $500 million in December 2009 to the Company’s main Canadian defined benefit pension plan. CP continues to have significant flexibility with respect to the rate at which these voluntary prepayments are applied to reduce future years’ pension contribution requirements, which allows us to manage the volatility of future pension funding requirements.

CP estimates its aggregate pension contributions, including its defined benefit and defined contribution plan, to be in the range of $90 million to $100 million in 2015, and in the range of $60 million to $110 million per year from 2016 to 2018. These estimates reflect the Company’s current intentions with respect to the rate at which CP will apply the 2009, 2010 and 2011 voluntary prepayments against contribution requirements in the next few years.

Future pension contributions will be highly dependent on the Company’s actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, on the rate at which previous years’ voluntary prepayments are applied against pension contribution requirements, and on any changes in the regulatory environment. CP will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.

Pension Plan Risks

Fluctuations in the liability and net periodic benefit costs for pensions result from favourable or unfavourable investment returns and changes in long-term interest rates. The impact of favourable or unfavourable investment returns is moderated by the use of a market-related asset value for the main Canadian defined benefit pension plan’s public equity securities and absolute return strategies. The impact of changes in long-term rates on pension obligations is partially offset by their impact on the pension funds’ investments in fixed income assets.

The plans’ investment policy provides a target allocation of approximately 46% of the plans’ assets to be invested in public equity securities. As a result, stock market performance is a key driver in determining the pension funds’ asset performance. If the rate of investment return on the plans’ public equity securities in 2014 had been 10 percentage points higher (or lower) than the actual 2014 rate of investment return on such securities, 2015 net periodic benefit costs for pensions would be lower (or higher) by $22 million.

Changes in bond yields can result in changes to discount rates and to changes in the value of fixed income assets. If the discount rate as at December 31, 2014 had been higher (or lower) by 0.1% with no related changes in the value of the pension funds’ investment in fixed income assets, 2015 net periodic benefit costs for pensions would be lower (or higher) by $13 million. However, a change in bond yields would also lead to a change in the value of the pension funds’ investment in fixed income assets, and this change would partially offset the impact to net periodic benefit costs noted above.

The Company estimates that an increase in the discount rate of 0.1% would decrease the defined benefit pension plans’ projected benefit obligations by approximately $155 million, and estimates that a decrease in the discount rate of 0.1% would increase the defined benefit pension plans’ projected benefit obligations by approximately $158 million. Similarly, for every 0.1% the actual return on assets varies above (or below) the estimated return for the year, the value of the defined benefit pension plans’ assets would increase (or decrease) by approximately $11 million.

62

Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.

Fluctuations in the post-retirement benefit obligation also can result from changes in the discount rate used. A 0.1% increase (decrease) in the discount rate would decrease (increase) the obligation by approximately $6 million.

CP continues to review its pensioner mortality experience to ensure that the mortality assumption continues to be appropriate, or to determine what changes to the assumption is needed.

In 2014, the Canadian Institute of Actuaries and the Society of Actuaries each published updated mortality tables based on broad pension plan experience in Canada and the U.S., respectively. CP’s obligations for defined benefit pension and post-retirement benefit plans at December 31, 2014 are based on these new mortality tables, with adjustments to reflect actual plan mortality experience to the extent that credible experience data was available. The changes to the new mortality tables increased the obligations for pensions and post-retirement benefits by approximately $225 million.

During 2014, the Board of Directors’ Finance Committee approved changes to the asset allocation policy, including new allocation ranges of 35% to 55% public equity, 20% to 40% fixed income, 4% to 20% real estate and infrastructure, and up to 18% absolute return strategies.

Property, Plant and Equipment

The Company follows the group depreciation method under which a single depreciation rate is applied to the total cost in a particular class of property, despite differences in the service life or salvage value of individual properties within the same class. CP performs depreciation studies of each property group approximately every three years to update depreciation rates. The depreciation studies are based on statistical analysis of historical retirements of properties in the group and incorporate engineering estimates of changes in current operations and of technological advances. CP depreciates the cost of properties, net of salvage, on a straight-line basis over the estimated useful life of the property group. The estimates of economic lives are uncertain and can vary due to technological changes or in the rate of wear. Additionally, the depreciation rates are updated to reflect the change in residual values of the assets in the class. Under the group depreciation method, retirements or disposals of properties in the normal course of business are accounted for by charging the cost of the property less any net salvage to accumulated depreciation. For the sale or retirement of larger groups of depreciable assets that are unusual and were not included in the Company’s depreciation studies, CP records a gain or loss for the difference between net proceeds and net book value of the assets sold or retired.

Due to the capital intensive nature of the railway industry, depreciation represents a significant part of operating expenses. The estimated useful lives of properties have a direct impact on the amount of depreciation recorded as a component of Properties on the Company’s Consolidated Balance Sheets. At December 31, 2014 and 2013, accumulated depreciation was $6,505 million and $6,184 million respectively.

Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and are addressed prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, the largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.

The Company reviews the carrying amounts of properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair values and an impairment loss is recognized.

Deferred Income Taxes

CP accounts for deferred income taxes based on the liability method. This method focuses on a Company’s balance sheet and the temporary differences otherwise calculated from the comparison of book versus tax values. It is assumed that such temporary differences will be settled in the deferred income tax assets and liabilities at the balance sheet date.

In determining deferred income taxes, the Company makes estimates and assumptions regarding deferred tax matters, including estimating the timing of the realization and settlement of deferred income tax assets (including the benefit of tax losses) and liabilities. Deferred income taxes are calculated using enacted federal, provincial, and state future income tax rates, which may differ in future periods.

A deferred income tax expense of $354 million was included in Income tax expense for 2014 and $212 million was included in Income tax expense in 2013. The increase in deferred income tax expense in 2014 was primarily due to higher pre-tax income and the asset impairment charge in 2013. At December 31, 2014 and 2013, deferred income tax liabilities of $2,773 million and $2,903 million, respectively, were recorded as a long-term liability and are comprised largely of temporary differences related to accounting for properties. Deferred income tax benefits of $56 million realizable within one year were recorded as a current asset, compared to $344 million in 2013.

Legal and Personal Injury Liabilities

The Company is involved in litigation in Canada and the U.S. related to CP’s business. Management is required to establish estimates of the potential liability arising from incidents, claims and pending litigation, including personal injury claims and certain occupation-related and property damage claims.

CP ANNUAL REPORT | 2014	63

Accruals for incidents, claims and litigation, including WCB accruals, totaled $156 million, net of insurance recoveries, at December 31, 2014 and $158 million at December 31, 2013. At December 31, 2014 and 2013 respectively, the total accrual included $89 million and $89 million in Pension and other benefit liabilities, $15 million and $14 million in Other long-term liabilities and $53 million and $63 million in Accounts payable and accrued liabilities, partially offset by $nil and $7 million in Accounts receivable, and $1 million and $1 million in Other assets.

Legal Liabilities

These estimates are determined on a case-by-case basis. They are based on an assessment of the actual damages incurred and current legal advice with respect to settlements in other similar cases. CP employs experienced claims adjusters who investigate and assess the validity of individual claims made against us and estimate the damages incurred.

A provision for incidents, claims or litigation is recorded based on the facts and circumstances known at the time. CP accrues for likely claims when the facts of an incident become known and investigation results provide a reasonable basis for estimating the liability. The lower end of the range is accrued if the facts and circumstances permit only a range of reasonable estimates and no single amount in that range is a better estimate than any other. Additionally, for administrative expediency, a general provision for lesser value injury cases is kept. Facts and circumstances related to asserted claims can change, and a process is in place to monitor accruals for changes in accounting estimates.

Personal Injury Liabilities

With respect to claims related to occupational health and safety in the provinces of Quebec, Ontario, Manitoba and B.C., claims administered through the WCB are actuarially determined. In the provinces of Saskatchewan and Alberta, the Company is assessed for an annual WCB contribution. As a result, this amount is not subject to estimation by management.

Railway employees in the U.S. are not covered by a workers’ compensation program, but are covered by U.S. federal law for railway employees. For accrual purposes, a combination of case-by-case analysis and statistical analysis is utilized.

Provisions for incidents, claims and litigation charged to income, which are included in Purchased services and other on the Consolidated Statements of Income, amounted to $29 million in 2014 and $40 million in 2013.

Goodwill

As part of the acquisition of DM&E in 2007, CP recognized goodwill of U.S. $147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain.

The 2014 and 2013 annual test for impairment determined that the fair value of CP’s U.S. reporting unit exceeded the carrying value of the allocated goodwill by approximately 102% and 47%, respectively.

The impairment test was performed primarily using an income approach based on discounted cash flows. A discount rate of 10.0% was used, based on the Company’s weighted average cost of capital. The 2013 impairment test also used a discount rate of 10.0%. A change in discount rates of 0.25% would change the valuation by 4.0% to 4.4%. The valuation used revenue growth projections ranging from 4.0% to 14.8% annually. The revenue growth projection in the 2013 impairment test was 4.0% to 7.4%. A change in the long term growth rate of 0.25% would change the valuation by 2.5% to 2.75%. A secondary approach used in the valuation was a market approach which included a comparison of implied earnings multiples of CP U.S. to trading earnings multiples of comparable companies. The derived value of CP U.S. using the income approach compared favourably with the trading multiples of other Class I railroads. The income approach was chosen over the market approach; however, both approaches conclude that the assets of CP U.S. are fairly valued.

Decreases to the profit projections, which could be caused by a prolonged economic recession, or increases to the discount rate used in the valuation, could require an impairment in future periods. The carrying value of CP’s goodwill changes from period to period due to changes in the exchange rate. At December 31, 2014, goodwill was $164 million and was $150 million in 2013, the increase was primarily due to the favourable impact of the change in FX partially offset by the portion of goodwill effectively disposed with the sale of the DM&E West, discussed further in Section 9, Operating Expenses.

24. SYSTEMS, PROCEDURES AND CONTROLS

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

25. 2014 GUIDANCE UPDATES

2014 Guidance

In the 2013 annual MD&A, the Company outlined that it expected revenue growth to be 6-7%, operating ratio to be 65% or lower and Diluted earnings per share (“EPS”) growth to be 30% or greater from 2013 annual Diluted EPS, excluding significant items, of $6.42. CP also outlined that it expected to spend approximately $1.2 billion to $1.3 billion on capital programs in 2014.

Variance from 2014 Guidance

The Company’s 2014 actual results for revenue growth, Operating ratio, and adjusted EPS growth were in line with the latest guidance as disclosed by the Company. Revenue growth was 8%, operating ratio was 64.7%, and adjusted EPS was $8.50, an increase of 32%. Adjusted operating ratio and adjusted EPS are discussed further in Section 15, Non-GAAP Measures. Capital expenditures of $1.4 billion were higher than guidance, discussed further in Section 14, Liquidity and Capital Resources.

26. GLOSSARY OF TERMS

AAR: Association of American Railroads, representing North America’s freight railroads and Amtrak.

Agency: The Canadian Transportation Agency, a regulatory agency under the Canada Transportation Act (“CTA”). The Agency regulates the grain revenue cap, commuter and passenger access, Final Offer Arbitration, and charges for ancillary services and railway noise.

Average terminal dwell: The average time a freight car resides within terminal boundaries expressed in hours. The timing starts with a train arriving in the terminal, a customer releasing the car to the Company, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from CP or the freight car is transferred to another railway. Freight cars are excluded if they are being stored at the terminal or used in track repairs.

Average train length – excluding local traffic: The average train length is the sum of each car and locomotive’s equipment length multiplied by the distance travelled, divided by train miles. Local trains are excluded from this measure.

Average train speed: The average speed measures the line-haul movement from origin to destination including terminal dwell hours calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include delay time related to customer or foreign railways and excludes the travel time and distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track.

Average train weight – excluding local traffic: The average gross weight of CP trains, both loaded and empty. This excludes trains in short haul service, work trains used to move CP’s track equipment and materials and the haulage of other railways’ trains on CP’s network.

Car miles per car day: The total car-miles for a period divided by the total number of active cars. Total car-miles include the distance travelled by every car on a revenue-producing train and a train used in or around the Company’s yards. A car-day is assumed to equal one active car-day. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

Carloads: Revenue-generating shipments of containers, trailers and freight cars.

Casualty expenses: Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

Class I railroads: a railroad earning a minimum of U.S. $452.7 million in revenues annually as defined by the Surface Transportation Board in the United States.

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

CP ANNUAL REPORT | 2014	65

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

FRA train accidents rate: The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of U.S. $10,500 or CDN $11,000 in damage.

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

U.S. gallons of locomotive fuel consumed per 1,000 GTMs: The total fuel consumed in freight and yard operations, including yard and commuter service, but excluding fuel used in capital projects and other non-freight activities, for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to the Company’s locomotives, by the total freight-related GTMs. The result indicates how efficiently CP is using fuel.

Workforce: The total employees plus part time employees, contractors and consultants.

Canadian Pacific Railway Limited

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2014

Accounting Principles Generally Accepted

In the United States of America

Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars

CP ANNUAL REPORT | 2014	67

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The information in this report is the responsibility of management. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States of America (“GAAP”) and include some amounts based on management’s best estimates and careful judgment. The consolidated financial statements include the accounts of Canadian Pacific Railway Limited, Canadian Pacific Railway Company and all of its subsidiaries (the “Company” or “CP”). The financial information of the Company included in the Company’s Annual Report is consistent with that in the consolidated financial statements. The consolidated financial statements have been approved by the Board of Directors.

Our Board of Directors is responsible for reviewing and approving the consolidated financial statements and for overseeing management’s performance of its financial reporting responsibilities. The Board of Directors carries out its responsibility for the consolidated financial statements principally through its Audit Committee (the “Audit Committee”), consisting of four members, all of whom are independent directors. The Audit Committee reviews the consolidated financial statements with management and the Independent Registered Public Accounting Firm prior to submission to the Board for approval. The Audit Committee meets regularly with management, internal auditors, and the Independent Registered Public Accounting Firm to review accounting policies, and financial reporting. The Audit Committee also reviews the recommendations of both the Independent Registered Public Accounting Firm and the Company’s internal auditors for improvements to internal controls, as well as the actions of management to implement such recommendations. The internal auditors and Independent Registered Public Accounting Firm have full access to the Audit Committee, with or without the presence of management.

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

Management has assessed the effectiveness of the Company’s internal control over financial reporting in accordance with the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in “Internal Control-Integrated Framework (2013)”. Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2014.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm, as stated in their report, which is included herein.

/s/ Bart Demosky	/s/ E. Hunter Harrison
Bart Demosky	E. Hunter Harrison
Executive Vice-President and	Chief Executive Officer
Chief Financial Officer

February 23, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Pacific Railway Limited:

We have audited the accompanying consolidated financial statements of Canadian Pacific Railway Limited and subsidiaries (the “Company”), which comprise the consolidated balance sheets as at December 31, 2014 and December 31, 2013, and the consolidated statements of income, consolidated statements of comprehensive income, consolidated statements of cash flows, and consolidated statements of changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Canadian Pacific Railway Limited and subsidiaries as at December 31, 2014 and December 31, 2013 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 23, 2015 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte LLP

Chartered Accountants

February 23, 2015

Calgary, Canada

CP ANNUAL REPORT | 2014	69

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Canadian Pacific Railway Limited:

We have audited the internal control over financial reporting of Canadian Pacific Railway Limited and subsidiaries (the “Company”) as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as at and for the year ended December 31, 2014 of the Company and our report dated February 23, 2015 expressed an unmodified opinion on those financial statements.

/s/ Deloitte LLP

Chartered Accountants

February 23, 2015

Calgary, Canada

CONSOLIDATED STATEMENTS OF INCOME

Year ended December 31 (in millions of Canadian dollars)	2014	2013	2012

Revenues
Freight	$6,464	$5,982	$5,550
Other	156	151	145

Total revenues	6,620	6,133	5,695

Operating expenses
Compensation and benefits (Note 31)	1,352	1,385	1,474
Fuel	1,048	1,004	999
Materials (Note 31)	193	160	166
Equipment rents	155	173	206
Depreciation and amortization	552	565	539
Purchased services and other (Note 31)	985	998	1,044
Asset impairments (Note 3)	–	435	265
Labour restructuring (Note 4)	(4)	(7)	53

Total operating expenses	4,281	4,713	4,746

Operating income	2,339	1,420	949
Less:
Other income and charges (Note 5)	19	17	37
Net interest expense (Note 6)	282	278	276

Income before income tax expense	2,038	1,125	636
Income tax expense (Note 7)	562	250	152

Net income	$1,476	$875	$484

Earnings per share (Note 8)
Basic earnings per share	$8.54	$5.00	$2.82
Diluted earnings per share	$8.46	$4.96	$2.79

Weighted-average number of shares (millions) (Note 8)
Basic	172.8	174.9	171.8
Diluted	174.4	176.5	173.2

See Notes to Consolidated Financial Statements.

CP ANNUAL REPORT | 2014	71

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Year ended December 31 (in millions of Canadian dollars)	2014	2013	2012

Net income	$1,476	$875	$484
Net (loss) gain in foreign currency translation adjustments, net of hedging activities	(32)	3	11
Change in derivatives designated as cash flow hedges	(49)	(1)	9
Change in pension and post-retirement defined benefit plans	(941)	1,681	(50)

Other comprehensive (loss) income before income taxes	(1,022)	1,683	(30)
Income tax recovery (expense) on above items (Note 9)	306	(418)	–
Equity accounted investments	–	–	(2)

Other comprehensive (loss) income (Note 9)	(716)	1,265	(32)

Comprehensive income	$760	$2,140	$452

See Notes to Consolidated Financial Statements.

CONSOLIDATED BALANCE SHEETS

As at December 31 (in millions of Canadian dollars except common shares)	2014	2013

Assets
Current assets
Cash and cash equivalents (Note 11)	$226	$476
Restricted cash and cash equivalents (Note 19)	–	411
Accounts receivable, net (Note 12)	702	580
Materials and supplies	177	165
Deferred income taxes (Note 7)	56	344
Other current assets	116	53

	1,277	2,029
Investments (Note 14)	112	92
Properties (Note 15)	14,438	13,327
Assets held for sale (Notes 3 and 13)	182	222
Goodwill and intangible assets (Note 16)	176	162
Pension asset (Note 24)	304	1,028
Other assets (Notes 17 and 32)	151	200

Total assets	$16,640	$17,060

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities (Note 18)	$1,277	$1,189
Long-term debt maturing within one year (Note 19)	134	189

	1,411	1,378
Pension and other benefit liabilities (Note 24)	755	657
Other long-term liabilities (Note 21)	432	338
Long-term debt (Note 19)	5,659	4,687
Deferred income taxes (Note 7)	2,773	2,903

Total liabilities	11,030	9,963

Shareholders’ equity
Share capital (Note 23)	2,185	2,240
Authorized unlimited common shares without par value. Issued and outstanding are 166.1 million and 175.4 million at December 31, 2014 and 2013, respectively.
Authorized unlimited number of first and second preferred shares; none outstanding.
Additional paid-in capital	36	34
Accumulated other comprehensive loss (Note 9)	(2,219)	(1,503)
Retained earnings	5,608	6,326

	5,610	7,097

Total liabilities and shareholders’ equity	$16,640	$17,060

Commitments and contingencies (Note 27)

See Notes to Consolidated Financial Statements.

Approved on behalf of the Board:	/s/ Gary F. Colter	/s/ Isabelle Courville
	Gary F. Colter, Director,	Isabelle Courville, Director,
	Chair of the Board	Chair of the Audit Committee

CP ANNUAL REPORT | 2014	73

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 (in millions of Canadian dollars)	2014	2013	2012

Operating activities
Net income	$1,476	$875	$484
Reconciliation of net income to cash provided by operating activities:
Depreciation and amortization	552	565	539
Deferred income taxes (Note 7)	354	212	140
Pension funding in excess of expense (Note 24)	(132)	(55)	(61)
Asset impairments (Note 3)	–	435	265
Labour restructuring, net (Note 4)	(17)	(29)	50
Other operating activities, net	14	(51)	(84)
Change in non-cash working capital balances related to operations (Note 10)	(124)	(2)	(5)

Cash provided by operating activities	2,123	1,950	1,328

Investing activities
Additions to properties (Note 15)	(1,449)	(1,236)	(1,148)
Proceeds from the sale of west end of Dakota, Minnesota and Eastern Railroad (Note 3)	236	–	–
Proceeds from sale of properties and other assets	52	73	145
Change in restricted cash and cash equivalents used to collateralize letters of credit (Note 19)	411	(411)	–
Other	–	(23)	(8)

Cash used in investing activities	(750)	(1,597)	(1,011)

Financing activities
Dividends paid	(244)	(244)	(223)
Issuance of common shares (Note 23)	62	83	198
Purchase of CP Common shares (Note 23)	(2,050)	–	–
Issuance of long-term debt, excluding commercial paper (Note 19)	–	–	71
Repayment of long-term debt, excluding commercial paper (Note 19)	(183)	(56)	(50)
Net issuance of commercial paper (Note 19)	771	–	–
Settlement of foreign exchange forward on long-term debt (Note 20)	17	–	–
Net decrease in short-term borrowing (Note 19)	–	–	(27)
Other	(3)	(3)	1

Cash used in financing activities	(1,630)	(220)	(30)

Effect of foreign currency fluctuations on U.S. dollar-denominated cash and cash equivalents	7	10	(1)

Cash position
(Decrease) increase in cash and cash equivalents	(250)	143	286
Cash and cash equivalents at beginning of year	476	333	47

Cash and cash equivalents at end of year (Note 11)	$226	$476	$333

Supplemental disclosures of cash flow information:

Income taxes paid (refunded)	$226	$31	$(3)
Interest paid	$309	$295	$278

See Notes to Consolidated Financial Statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in millions of Canadian dollars except per share data)	Share capital	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders’ equity

Balance at December 31, 2011	$1,854	$86	$(2,736)	$5,445	$4,649
Net income	–	–	–	484	484
Other comprehensive loss (Note 9)	–	–	(32)	–	(32)
Dividends declared ($1.3500 per share)	–	–	–	(232)	(232)
Effect of stock-based compensation expense	–	25	–	–	25
Shares issued under stock option plan (Note 23)	273	(70)	–	–	203

Balance at December 31, 2012	2,127	41	(2,768)	5,697	5,097
Net income	–	–	–	875	875
Other comprehensive income (Note 9)	–	–	1,265	–	1,265
Dividends declared ($1.4000 per share)	–	–	–	(246)	(246)
Effect of stock-based compensation expense	–	17	–	–	17
Shares issued under stock option plan (Note 23)	113	(24)	–	–	89

Balance at December 31, 2013	2,240	34	(1,503)	6,326	7,097
Net income	–	–	–	1,476	1,476
Other comprehensive loss (Note 9)	–	–	(716)	–	(716)
Dividends declared ($1.4000 per share)	–	–	–	(241)	(241)
Effect of stock-based compensation expense	–	19	–	–	19
CP Common Shares repurchased (Note 23)	(136)	–	–	(1,953)	(2,089)
Shares issued under stock option plan (Note 23)	81	(17)	–	–	64

Balance at December 31, 2014	$2,185	$36	$(2,219)	$5,608	$5,610

See Notes to Consolidated Financial Statements.

CP ANNUAL REPORT | 2014	75

CANADIAN PACIFIC RAILWAY LIMITED

Notes to Consolidated Financial Statements

December 31, 2014

Canadian Pacific Railway Limited (“CPRL”), through its subsidiaries (collectively referred to as “CP” or “the Company”), operates a transcontinental railway in Canada and the United States. CP provides rail and intermodal transportation services over a network of approximately 13,700 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the U.S. Northeast and Midwest regions. CP’s railway network feeds directly into the U.S. heartland from the East and West coasts. Agreements with other carriers extend the Company’s market reach east of Montreal in Canada, throughout the U.S. and into Mexico. CP transports bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, fertilizers and sulphur. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.

1    Summary of significant accounting policies

Generally accepted accounting principles in the United States of America (“GAAP”)

These consolidated financial statements are expressed in Canadian dollars and have been prepared in accordance with GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of CP and all its subsidiaries. The Company’s investments in which it has significant influence are accounted for using the equity method. All intercompany accounts and transactions have been eliminated.

Use of estimates

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the year, the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. Management regularly reviews its estimates, including those related to environmental liabilities, pensions and other benefits, depreciable lives of properties, goodwill, deferred income tax assets and liabilities, as well as legal and personal injury liabilities based upon currently available information. Actual results could differ from these estimates.

Principal subsidiaries

The following list sets out CPRL’s principal railway operating subsidiaries, including the jurisdiction of incorporation. All of these subsidiaries are wholly owned, directly or indirectly, by CPRL as at December 31, 2014.

Principal subsidiary	Incorporated under the laws of

Canadian Pacific Railway Company	Canada
Soo Line Railroad Company (“Soo Line”)	Minnesota
Delaware and Hudson Railway Company, Inc. (“D&H”)	Delaware
Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)	Delaware
Mount Stephen Properties Inc. (“MSP”)	Canada

Revenue recognition

Railway freight revenues are recognized based on the percentage of completed service method. The allocation of revenue between reporting periods is based on the relative transit time in each reporting period with expenses recognized as incurred. Volume rebates to customers are accrued as a reduction of freight revenues based on estimated volume and contract terms as freight service is provided. Other revenues, including passenger revenue, revenue from leasing certain assets, switching fees, and revenue from logistics services, are recognized as service is performed or contractual obligations are met. Revenues are presented net of taxes collected from customers and remitted to government authorities.

Cash and cash equivalents

Cash and cash equivalents include highly-liquid short-term investments that are readily convertible to cash with original maturities of three months or less, but exclude cash and cash equivalents subject to restrictions.

Restricted cash and cash equivalents

Cash and cash equivalents that are restricted as to withdrawal or usage, in accordance with specific agreements, are presented as restricted cash and cash equivalents on the balance sheets.

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

The accounts of the Company’s foreign subsidiaries are translated into Canadian dollars using the year-end exchange rate for assets and liabilities and the average exchange rates during the year for revenues, expenses, gains and losses. Foreign exchange gains and losses arising from the translation of these foreign subsidiaries’ accounts are included in “Other comprehensive (loss) income”. The majority of U.S. dollar-denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. As a result, unrealized foreign exchange (“FX”) gains and losses on U.S. dollar-denominated long-term debt, designated as a hedge, are offset against foreign exchange gains and losses arising from the translation of foreign subsidiaries’ accounts in “Other comprehensive (loss) income”.

Pensions and other benefits

Pension costs are actuarially determined using the projected-benefit method prorated over the credited service periods of employees. This method incorporates management’s best estimates of expected plan investment performance, salary escalation and retirement ages of employees. The expected return on fund assets is calculated using market-related asset values developed from a five-year average of market values for the fund’s public equity securities and absolute return strategies (with each prior year’s market value adjusted to the current date for assumed investment income during the intervening period) plus the market value of the fund’s fixed income, real estate and infrastructure securities, subject to the market-related asset value not being greater than 120% of the market value nor being less than 80% of the market value. The discount rate used to determine the projected benefit obligation is based on blended market interest rates on high-quality corporate debt instruments with matching cash flows. Unrecognized actuarial gains and losses in excess of 10% of the greater of the benefit obligation and the market-related value of plan assets are amortized over the expected average remaining service period of active employees expected to receive benefits under the plan (approximately 10 years). Prior service costs arising from collectively bargained amendments to pension plan benefit provisions are amortized over the term of the applicable union agreement. Prior service costs arising from all other sources are amortized over the expected average remaining service period of active employees who are expected to receive benefits under the plan at the date of amendment.

Costs for post-retirement and post-employment benefits other than pensions, including post-retirement health care and life insurance and some workers’ compensation and long-term disability benefits in Canada, are actuarially determined on a basis similar to pension costs.

The over or under funded status of defined benefit pension and other post-retirement benefit plans are measured as the difference between the fair value of the plan assets and the benefit obligation, and are recognized on the balance sheets. In addition, any unrecognized actuarial gains and losses and prior service costs and credits that arise during the period are recognized as a component of “Other comprehensive (loss) income”, net of tax.

Gains and losses on post-employment benefits that do not vest or accumulate, including some workers’ compensation and long-term disability benefits in Canada, are included immediately in income as “Compensation and benefits”.

Materials and supplies

Materials and supplies are carried at the lower of average cost or market and consist primarily of fuel and parts used in the repair and maintenance of track structures, equipment, locomotives and freight cars.

Properties

Fixed asset additions and major renewals are recorded at cost, including direct costs, attributable indirect costs and carrying costs, less accumulated depreciation and any impairment. When there is a legal obligation associated with the retirement of property, a liability is initially recognized at its fair value and a corresponding asset retirement cost is added to the gross book value of the related asset and amortized to expense over the estimated term to retirement. The Company reviews the carrying amounts of its properties whenever changes in circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to their fair value.

The Company recognizes expenditures as additions to properties or operating expenses based on whether the expenditures increase the output or service capacity, lower the associated operating costs or extend the useful life of the properties and whether the expenditures exceed minimum physical and financial thresholds.

CP ANNUAL REPORT | 2014	77

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

The costs of large refurbishments are capitalized and locomotive overhauls are expensed as incurred, except where overhauls represent a betterment of the locomotive in which case costs are capitalized.

The Company capitalizes development costs for major new computer systems.

The Company follows group depreciation which groups assets which are similar in nature and have similar economic lives. The property groups are depreciated on a straight-line basis reflecting their expected economic lives determined by studies of historical retirements of properties in the group and engineering estimates of changes in current operations and of technological advances. Actual use and retirement of assets may vary from current estimates, which would impact the amount of depreciation expense recognized in future periods. Rail and other track material in the U.S. are depreciated based directly on usage.

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

For fair value hedges, the periodic changes in values are recognized in income, on the same line as the changes in values of the hedged items are also recorded. For a cash flow hedge, the change in value of the effective portion is recognized in “Other comprehensive (loss) income”. Any ineffectiveness within an effective cash flow hedge is recognized in income as it arises in the same income account as the hedged item. Should a cash flow hedging relationship become ineffective, previously unrealized gains and losses remain within “Accumulated other comprehensive loss” until the hedged item is settled and, prospectively, future changes in value of the derivative are recognized in income. The change in value of the effective portion of a cash flow hedge remains in “Accumulated other comprehensive loss” until the related hedged item settles, at which time amounts recognized in “Accumulated other comprehensive loss” are reclassified to the same income or balance sheet account that records the hedged item.

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

The Company from time to time enters into interest rate swaps to manage the risk related to interest rate fluctuations. These swap agreements require the periodic exchange of payments without the exchange of the principal amount on which the payments are based. Interest expense on the debt is adjusted to include the payments owing or receivable under the interest rate swaps. These agreements are usually accounted for as cash flow hedges with gains and losses recorded in “Accumulated other comprehensive loss” and amortized to “Net interest expense” in the period that interest on the related debt is charged.

The Company from time to time enters into forward rate agreements to fix interest rates for anticipated issuances of debt. These agreements are usually accounted for as cash flow hedges with gains and losses recorded in “Accumulated other comprehensive loss” and amortized to “Net interest expense” in the period that interest on the related debt is charged.

Restructuring accrual

Restructuring liabilities are recorded at their present value. The discount related to liabilities is amortized to “Compensation and benefits” over the payment period. Provisions for labour restructuring are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Environmental remediation

Environmental remediation accruals, recorded on an undiscounted basis unless a reliably determinable estimate as to amount and timing of costs can be established, cover site-specific remediation programs. The accruals are recorded when the costs to remediate are probable and reasonably estimable. Certain future costs to monitor sites are discounted at a risk free rate. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion, which is recorded in “Accounts payable and accrued liabilities”.

Income taxes

The Company follows the liability method of accounting for income taxes. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates and laws that will be in effect when the differences are expected to reverse.

CP ANNUAL REPORT | 2014	79

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

Compensation expense is also recognized for deferred share units (“DSUs”), performance share units (“PSUs”) and restricted share units (“RSUs”) using the fair value method. Compensation expense is recognized over the vesting period, or for PSUs and DSUs only, over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period. Forfeitures of DSUs, PSUs and RSUs are estimated at issuance and subsequently at the balance sheet date.

The employee share purchase plan (“ESPP”) gives rise to compensation expense that is recognized using the issue price by amortizing the cost over the vesting period or over the period from the grant date to the date employees become eligible to retire when this is shorter than the vesting period.

2    Accounting changes

Implemented in 2014

Unrecognized Tax Benefit Liability

In July 2013, Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, an amendment to FASB Accounting Standards Codification (“ASC”) Topic 740. The amendments require an entity to present an unrecognized tax benefit, or a portion of an unrecognized tax benefit in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. This ASU is effective prospectively for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2013. The adoption of this ASU did not have a material impact to the Company’s financial statements.

Future changes

Reporting discontinued operations and disclosures of disposals of components

In April 2014, the FASB issued ASU No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity, an amendment to FASB ASC Topic 205 and Topic 360. The update amends the definition of a discontinued operation in Topic 205, expands disclosure requirements for transactions that meet the definition of a discontinued operation and requires entities to disclose information about individually significant components that are disposed of or held for sale and do not qualify as discontinued operations. In addition, an entity is required to separately present assets and liabilities of a discontinued operation for all comparative periods and separately present assets and liabilities of assets held for sale in the initial period in which the disposal group is classified as held for sale on the face of the consolidated balance sheets. For each period in which assets and liabilities are separately presented on the consolidated balance sheets, those amounts should not be offset and presented as a single amount. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2014, and will be applied prospectively. The adoption of this ASU is not expected to have a material impact to the Company’s financial statements.

Revenue from contracts with customers

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, a new FASB ASC, Topic 606, which supersedes the revenue recognition requirements in Topic 605 and most industry-specific guidance throughout the Industry Topics of the Codification. This new standard requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, the new standard requires enhanced disclosures about revenue to help users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. This ASU will be effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2016. Entities have the option of using either a full retrospective or a modified retrospective approach to adopt the ASU. The Company has not, at this time, ascertained the full impact on the consolidated financial statements from the adoption of this new standard but does not expect the impact to be material.

3    Asset impairments

(in millions of Canadian dollars)			2013	2012

Dakota, Minnesota & Eastern Railroad – West	(a	)	$435	$–
Powder River Basin impairment and other investment(1)	(b	)	–	185
Impairment loss on locomotives	(c	)	–	80

Asset impairment, before tax			$435	$265

(1) Includes impairment of other investment of $5 million.

(a) Dakota, Minnesota & Eastern Railroad – West

On January 2, 2014, the Company executed an agreement with Genesee & Wyoming Inc. (“G&W”) for the sale of a portion of CP’s DM&E line between Tracy, Minnesota and Rapid City, South Dakota, Colony, Wyoming and Crawford, Nebraska and connecting branch lines (“DM&E West”). The sale was subject to regulatory approval by the U.S. Surface Transportation Board (“STB”).

At December 31, 2013, CP classified DM&E West as an asset held for sale carried at CDN$222 million, being its estimated fair value less estimated direct selling costs. As a result, the Company recorded an asset impairment charge and accruals for future costs associated with the sale totaling CDN$435 million ($257 million after-tax) in 2013. The components of the asset impairment charge and charge for the accruals, which are subject to closing adjustments, that were recorded against income as “Asset impairments” are as follows:

(in millions of Canadian dollars)	2013

Property, plant and equipment	$426
Intangible assets	2
Goodwill (Note 16)	6

Total asset impairment charge	434
Accruals for future costs	1

Total charge	$435

On May 30, 2014, the Company completed the sale of DM&E West to G&W for net proceeds of U.S. $218 million (CDN$236 million).

CP ANNUAL REPORT | 2014	81

(b) Powder River Basin impairment

As part of the acquisition of DM&E in 2007, CP acquired the option to build a 260 mile extension of its network into coal mines in the Powder River Basin (“PRB”).

Due to continued deterioration in the market for domestic thermal coal, including a sharp deterioration in 2012, in 2012 CP deferred plans to extend its rail network into the PRB coal mines indefinitely. As a result of this decision and in light of the declined market conditions, CP evaluated the recoverability of the carrying amount of PRB assets and determined that this exceeded the estimated fair value by $180 million. The estimated fair value represents the expected proceeds from the sale of the acquired land, as determined by a comparable market assessment. Other costs associated with the acquisition of DM&E accumulated by CP since acquisition have been written down to $nil. The amount of impairment associated with this indefinite deferral was $180 million ($107 million after-tax). The components of the PRB impairment that were charged against income as “Asset impairments” in 2012 are as follows:

(in millions of Canadian dollars)	2012

Option impairment	$26
Construction plans, including capitalized interest	134
Land, land option appraisals, including capitalized interest	20

Total impairment	$180

(c) Impairment loss on locomotives

In 2012, CP reached a decision to dispose of a certain series of locomotives to improve operating efficiencies, and accordingly performed an impairment test on these assets. The impairment test determined that the net book value of these locomotives exceeded their estimated fair value by $80 million. The estimated fair value represented the expected future cashflows from the disposal of these locomotives at that time. The impairment charge of $80 million ($59 million after-tax) was recorded in “Asset impairments” and charged against income.

The Company has determined no further impairment is required.

4    Labour restructuring

CP recorded a recovery of $4 million in 2014 ($3 million after-tax) (2013 – a recovery of $7 million, $5 million after tax; 2012 – a charge of $53 million, $39 million after tax) for a labour restructuring initiative in 2012 which was included in “Labour restructuring” in the Consolidated Statements of Income, and “Accounts payable and accrued liabilities” and “Other long-term liabilities” in the Consolidated Balance Sheets. The resulting position reductions were largely achieved by the end of 2014 with a small number expected to be completed in 2015.

At December 31, 2014, the provision for restructuring was $24 million (2013 – $50 million; 2012 – $89 million). The restructuring accrual was primarily for labour liabilities arising for restructuring plans, including those from prior year initiatives. Payments are expected to continue in diminishing amounts until 2025.

Set out below is a reconciliation of CP’s liabilities associated with its restructuring accrual:

(in millions of Canadian dollars)	2014	2013	2012

Opening balance, January 1	$50	$89	$55
Accrued(1)	(7)	(8)	54
Payments	(21)	(33)	(22)
Amortization of discount(2)	2	2	2

Closing balance, December 31	$24	$50	$89

(1) Includes recoveries of $4 million in the first quarter of 2014 and of $7 million in 2013 related to the fourth quarter 2012 labour restructuring initiative charge of $53 million.

(2) Amortization of discount is charged to income as “Compensation and benefits”.

5    Other income and charges

(in millions of Canadian dollars)	2014	2013	2012

Foreign exchange loss (gain) on long-term debt	$11	$2	$(2)
Accretion income on long-term floating rate notes	–	–	(3)
Loss in fair value of long-term floating rate notes	–	–	1
Other foreign exchange losses (gains)	–	2	(1)
Advisory fees (related to shareholder matters)	–	–	27
Other	8	13	15

Total other income and charges	$19	$17	$37

6    Net interest expense

(in millions of Canadian dollars)	2014	2013	2012

Interest cost	$301	$296	$294
Interest capitalized to Properties	(15)	(13)	(15)

Interest expense	286	283	279
Interest income	(4)	(5)	(3)

Net interest expense	$282	$278	$276

Interest expense includes interest on capital leases of $12 million for the year ended December 31, 2014 (2013 – $19 million; 2012 – $19 million).

7    Income taxes

The following is a summary of the major components of the Company’s income tax expense:

(in millions of Canadian dollars)	2014	2013	2012

Current income tax expense	$208	$38	$12

Deferred income tax expense
Origination and reversal of temporary differences	317	183	144
Effect of tax rate increases	–	7	11
Effect of hedge of net investment in foreign subsidiaries	42	29	(9)
Tax credits	–	–	(4)
Other	(5)	(7)	(2)

Total deferred income tax expense	354	212	140

Total income taxes	$562	$250	$152

Income before income tax expense
Canada	$1,269	$1,019	$464
Foreign	769	106	172

Total income before income tax expense	$2,038	$1,125	$636

Income tax expense
Current
Canada	$50	$4	$6
Foreign	158	34	6

Total current income tax expense	208	38	12

Deferred
Canada	292	256	120
Foreign	62	(44)	20

Total deferred income tax expense	354	212	140

Total income taxes	$562	$250	$152

CP ANNUAL REPORT | 2014	83

The provision for deferred income taxes arises from temporary differences in the carrying values of assets and liabilities for financial statement and income tax purposes and the effect of loss carry forwards. The items comprising the deferred income tax assets and liabilities are as follows:

(in millions of Canadian dollars)	2014	2013

Deferred income tax assets
Restructuring liability	$7	$16
Amount related to tax losses carried forward	28	96
Liabilities carrying value in excess of tax basis	214	66
Future environmental remediation costs	32	31
Tax credits carried forward including minimum tax	20	72
Other	69	46

Total deferred income tax assets	370	327

Deferred income tax liabilities
Properties carrying value in excess of tax basis	3,052	2,847
Other long-term assets carrying value in excess of tax basis	–	9
Other	35	30

Total deferred income tax liabilities	3,087	2,886

Total net deferred income tax liabilities	2,717	2,559
Current deferred income tax assets	56	344

Long-term deferred income tax liabilities	$2,773	$2,903

The Company’s consolidated effective income tax rate differs from the expected statutory tax rates. Expected income tax expense at statutory rates is reconciled to income tax expense as follows:

(in millions of Canadian dollars, except percentage)	2014	2013	2012

Statutory federal and provincial income tax rate	26.31%	26.32%	26.09%

Expected income tax expense at Canadian enacted statutory tax rates	$536	$296	$166
Increase (decrease) in taxes resulting from:
Items not subject to tax	(5)	(6)	(4)
Canadian tax rate differentials	(1)	(1)	(1)
Foreign tax rate differentials	36	(36)	(17)
Effect of tax rate increases	–	7	11
Tax credits	–	–	(4)
Other	(4)	(10)	1

Income tax expense	$562	$250	$152

The Company has no unrecognized tax benefits from capital losses at December 31, 2014 and 2013.

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

During the second quarter of 2012, legislation was enacted to cancel the previously planned province of Ontario’s corporate income tax rate reductions. As a result of these changes, the Company recorded an income tax expense of $11 million in the second quarter of 2012, based on its deferred income tax balances as at January 1, 2012.

At December 31, 2014, the Company had income tax operating losses carried forward of $94 million, which have been recognized as a deferred tax asset. Certain of these losses carried forward will begin to expire in 2026, with the majority expiring between 2029 and 2034. The Company also has minimum tax credits of approximately $15 million that will begin to expire in 2016 as well as investment tax credits of $5 million, certain of which will begin to expire in 2018.

It is more likely than not that the Company will realize the majority of its deferred income tax assets from the generation of future taxable income, as the payments for provisions, reserves and accruals are made and losses and tax credits carried forward are utilized.

The following table provides a reconciliation of uncertain tax positions in relation to unrecognized tax benefits for Canada and the United States for the year ended December 31, 2014:

(in millions of Canadian dollars)	2014	2013	2012

Unrecognized tax benefits at January 1	$16	$19	$19
Increase in unrecognized:
Tax benefits related to the current year	2	4	2
Dispositions:
Gross uncertain tax benefits related to prior years	(1)	(7)	(2)

Unrecognized tax benefits at December 31	$17	$16	$19

If these uncertain tax positions were recognized, all of the amount of unrecognized tax positions as at December 31, 2014 would impact the Company’s effective tax rate.

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as a component of income tax expense in the Company’s Consolidated Statements of Income. The total amount of accrued interest and penalties in 2014 was $1 million (2013 – credit of $1 million; 2012 – $nil). The total amount of accrued interest and penalties associated with the unrecognized tax benefit at December 31, 2014 was $5 million (2013 – $4 million; 2012 – $5 million).

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

All U.S. federal income tax returns and generally all U.S. state and local income tax returns are closed to 2007. The income tax returns for 2008 and subsequent years continue to remain subject to examination by the taxation authorities.

The Company does not anticipate any material changes to the unrecognized tax benefits previously disclosed within the next twelve months as at December 31, 2014.

8     Earnings per share

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of shares outstanding during the year.

Diluted earnings per share have been calculated using the treasury stock method which assumes that any proceeds received from the exercise of in-the-money options would be used to purchase Common Shares at the average market price for the period. For purposes of this calculation, at December 31, 2014, there were 3.1 million dilutive options outstanding (2013 – 3.2 million; 2012 – 4.2 million).

The number of shares used in the earnings per share calculations is reconciled as follows:

(in millions)	2014	2013	2012

Weighted average basic shares outstanding	172.8	174.9	171.8
Dilutive effect of weighted average number of stock options	1.6	1.6	1.4

Weighted average diluted shares outstanding	174.4	176.5	173.2

In 2014, the number of options excluded from the computation of diluted earnings per share because their effect was not dilutive was 0.1 million (2013 – nil; 2012 – 0.2 million).

CP ANNUAL REPORT | 2014	85

9     Other comprehensive (loss) income and accumulated other comprehensive loss

The components of “Accumulated other comprehensive loss”, net of tax, are as follows:

(in millions of Canadian dollars)	2014	2013

Unrealized foreign exchange gain (loss) on translation of the net investment in U.S. subsidiaries	$199	$(88)
Unrealized foreign exchange (loss) gain on translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	(84)	193
Deferred losses on settled hedge instruments	(16)	(16)
Unrealized effective (losses) gains on cash flow hedges	(34)	3
Amounts for defined benefit pension and other post-retirement plans not recognized in income	(2,282)	(1,593)
Equity accounted investments	(2)	(2)

Accumulated other comprehensive loss	$(2,219)	$(1,503)

Components of other comprehensive (loss) income and the related tax effects are as follows:

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2014
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$287	$–	$287
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 20)	(319)	42	(277)
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	(3)	–	(3)
Unrealized loss on cash flow hedges	(46)	12	(34)
Change in pension and other benefits actuarial gains and losses	(873)	234	(639)
Change in prior service pension and other benefit costs	(68)	18	(50)

Other comprehensive loss	$(1,022)	$306	$(716)

For the year ended December 31, 2013
Unrealized foreign exchange gain (loss) on:
Translation of the net investment in U.S. subsidiaries	$220	$–	$220
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 20)	(217)	28	(189)
Change in derivatives designated as cash flow hedges:
Realized loss on cash flow hedges recognized in income	(19)	–	(19)
Unrealized gain on cash flow hedges	18	–	18
Change in pension and other benefits actuarial gains and losses	1,603	(427)	1,176
Change in prior service pension and other benefit costs	78	(19)	59

Other comprehensive income	$1,683	$(418)	$1,265

(in millions of Canadian dollars)	Before tax amount	Income tax recovery (expense)	Net of tax amount

For the year ended December 31, 2012
Unrealized foreign exchange (loss) gain on:
Translation of the net investment in U.S. subsidiaries	$(58)	$–	$(58)
Translation of the U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries (Note 20)	69	(9)	60
Change in derivatives designated as cash flow hedges:
Realized gain on cash flow hedges recognized in income	6	(1)	5
Unrealized gain on cash flow hedges	3	–	3
Change in pension and other benefits actuarial gains and losses	(62)	12	(50)
Change in prior service pension and other benefit costs	12	(2)	10
Equity accounted investments	(2)	–	(2)

Other comprehensive loss	$(32)	$–	$(32)

Changes in accumulated other comprehensive loss (AOCL) by component:

(in millions of Canadian dollars)	Foreign currency net of hedging activities(1)	Derivatives and other(1)	Pension and post- retirement defined benefit plans(1)	Total(1)

Opening balance, 2014	$105	$(15)	$(1,593)	$(1,503)

Other comprehensive income (loss) before reclassifications	10	(34)	(781)	(805)
Amounts reclassified from accumulated other comprehensive loss	–	(3)	92	89

Net current-period other comprehensive income (loss)	10	(37)	(689)	(716)

Closing balance, 2014	$115	$(52)	$(2,282)	$(2,219)

Opening balance, 2013	$74	$(14)	$(2,828)	$(2,768)
Other comprehensive income (loss) before reclassifications	31	17	1,078	1,126
Amounts reclassified from accumulated other comprehensive loss	–	(18)	157	139

Net current-period other comprehensive income (loss)	31	(1)	1,235	1,265

Closing balance, 2013	$105	$(15)	$(1,593)	$(1,503)

(1) Amounts are presented net of tax.

Amounts in Pension and post-retirement defined benefit plans reclassified from Accumulated other comprehensive loss

	2014	2013

Amortization of prior service costs(a)	$(68)	$(58)
Recognition of net actuarial loss(a)	192	272

Total before income tax	$124	$214
Income tax recovery	(32)	(57)

Net of income tax	$92	$157

(a) Impacts Compensation and benefits on the Consolidated Statements of Income.

10     Change in non-cash working capital balances related to operations

(in millions of Canadian dollars)	2014	2013	2012
(Use) source of cash:
Accounts receivable, net	$(112)	$(29)	$(40)
Materials and supplies	7	(19)	7
Other current assets	(75)	5	15
Accounts payable and accrued liabilities	56	41	13

Change in non-cash working capital	$(124)	$(2)	$(5)

CP ANNUAL REPORT | 2014	87

11     Cash and cash equivalents

(in millions of Canadian dollars)	2014	2013
Cash	$226	$109
Short-term investments:
Deposits with financial institutions	–	367

Total cash and cash equivalents	$226	$476

12     Accounts receivable, net

(in millions of Canadian dollars)	2014	2013
Freight	$535	$408
Non-freight	189	192

	724	600
Allowance for doubtful accounts	(22)	(20)

Total accounts receivable, net	$702	$580

The Company maintains an allowance for doubtful accounts based on expected collectability of accounts receivable. Credit losses are based on specific identification of uncollectible accounts, the application of historical percentages by aging category and an assessment of the current economic environment. At December 31, 2014, allowances of $22 million (2013 – $20 million) were recorded in “Accounts receivable, net”. During 2014, provisions of $2 million of accounts receivable (2013 – $3 million; 2012 – $3 million) were recorded within “Purchased services and other”.

13     Assets held for sale

On November 17, 2014, the Company announced a proposed agreement with Norfolk Southern Corporation (“NS”) for the sale of approximately 283 miles of the Delaware and Hudson Railway Company, Inc.’s line between Sunbury, Pennsylvania, and Schenectady, New York. The assets expected to be sold to NS upon completion of this transaction have been classified as “Assets held for sale” on the Company’s Consolidated Balance Sheets. The assets continue to be reported at their carrying value as this is lower than their expected fair value. The sale to NS, when agreed, will be subject to regulatory approval by the STB and is expected to close in 2015.

14     Investments

(in millions of Canadian dollars)	2014	2013
Rail investments accounted for on an equity basis	$82	$67
Other investments	30	25

Total investments	$112	$92

15 Properties

	2014	2014			2013
(in millions of Canadian dollars)	Average annual depreciation rate	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Track and roadway	2.5%	$14,515	$4,126	$10,389	$13,459	$3,877	$9,582
Buildings	3.1%	571	150	421	535	138	397
Rolling stock	2.3%	3,737	1,414	2,323	3,466	1,338	2,128
Information systems(1)	12.4%	631	297	334	679	338	341
Other	4.5%	1,489	518	971	1,372	493	879

Total		$20,943	$6,505	$14,438	$19,511	$6,184	$13,327

(1) During 2014, CP capitalized costs attributable to the design and development of internal-use software in the amount of $69 million (2013 – $85 million; 2012 – $105 million). Current year depreciation expense related to internal use software was $70 million (2013 – $84 million; 2012 – $78 million).

Capital leases included in properties

	2014			2013
(in millions of Canadian dollars)	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Buildings	$1	$1	$–	$1	$1	$–
Rolling stock	311	87	224	511	195	316

Total assets held under capital lease	$312	$88	$224	$512	$196	$316

16     Goodwill and intangible assets

(in millions of Canadian dollars)	Goodwill	Cost	Intangible assets accumulated amortization	Net carrying amount

Balance at December 31, 2012	$146	$24	$(9)	$15
Amortization	–	–	(1)	(1)
Foreign exchange impact	10	–	–	–
DM&E West impairment (Note 3)	(6)	(2)	–	(2)

Balance at December 31, 2013	$150	$22	$(10)	$12
Amortization	–	–	(1)	(1)
Foreign exchange impact	14	–	1	1

Balance at December 31, 2014	$164	$22	$(10)	$12

As part of the acquisition of DM&E in 2007, CP recognized goodwill of U.S. $147 million on the allocation of the purchase price, determined as the excess of the purchase price over the fair value of the net assets acquired. Since the acquisition, the operations of DM&E have been integrated with CP’s U.S. operations and the related goodwill is allocated to CP’s U.S. reporting unit. Goodwill is tested for impairment at least once per year as at October 1st. The goodwill impairment test determines if the fair value of the reporting unit continues to exceed its net book value, or whether an impairment charge is required. The fair value of the reporting unit is affected by projections of its profitability including estimates of revenue growth, which are inherently uncertain.

Intangible assets of $12 million (2013 – $12 million), acquired in the acquisition of DM&E, include favourable leases, customer relationships and interline contracts.

The estimated amortization expense for intangible assets for 2015 to 2019 is insignificant each year.

17     Other assets

(in millions of Canadian dollars)	2014	2013
Unamortized fees on long-term debt	$43	$44
Long-term materials	30	31
Long-term receivables	28	28
Contracted customer incentives	9	6
Prepaid leases	9	9
Deferred hedging gains (Note 20)	–	19
Other	32	63

Total other assets	$151	$200

Fees on long-term debt and contracted customer incentives are amortized to income over the term of the related debt and over the term of the related revenue contract, respectively.

CP ANNUAL REPORT | 2014	89

18     Accounts payable and accrued liabilities

(in millions of Canadian dollars)	2014	2013
Trade payables	$407	$358
Accrued charges	324	343
Income and other taxes payable	95	46
Accrued interest	75	79
Payroll-related accruals	72	67
Accrued vacation	66	67
Dividends payable	58	62
Personal injury and other claims provision	45	57
Purchase of CP Common shares	39	–
Provision for environmental remediation (Note 21)	16	14
Stock-based compensation liabilities	14	20
Provision for restructuring (Note 4)	11	29
Other	55	47

Total accounts payable and accrued liabilities	$1,277	$1,189

19     Debt

(in millions of Canadian dollars)		Maturity	Currency in which payable	2014	2013
6.500%	10-year Notes (A)	May 2018	U.S.$	$319	$292
6.250%	10-year Medium Term Notes (A)	June 2018	CDN$	374	374
7.250%	10-year Notes (A)	May 2019	U.S.$	405	371
9.450%	30-year Debentures (A)	Aug. 2021	U.S.$	290	266
5.100%	10-year Medium Term Notes (A)	Jan. 2022	CDN$	125	125
4.500%	10-year Notes (A)	Jan. 2022	U.S.$	287	262
4.450%	12.5-year Notes (A)	Mar. 2023	U.S.$	405	371
7.125%	30-year Debentures (A)	Oct. 2031	U.S.$	406	372
5.750%	30-year Debentures (A)	Mar. 2033	U.S.$	282	258
5.950%	30-year Notes (A)	May 2037	U.S.$	515	471
6.450%	30-year Notes (A)	Nov. 2039	CDN$	400	400
5.750%	30-year Notes (A)	Jan. 2042	U.S.$	284	260
Secured Equipment Loan (B)		Aug. 2015	CDN$	62	80
5.41%	Senior Secured Notes (C)	Mar. 2024	U.S.$	121	116
6.91%	Secured Equipment Notes (D)	Oct. 2024	CDN$	156	167
5.57%	Senior Secured Notes (E)	Dec. 2024	U.S.$	65	62
7.49%	Equipment Trust Certificates (F)	Jan. 2021	U.S.$	96	96
3.88%	Senior Secured Notes Series A & B (G)	Oct./Dec. 2026	U.S.$	148	140
4.28%	Senior Secured Notes (H)	Mar. 2027	U.S.$	77	73
Other long-term loans (nil% – 5.50%)		2015 - 2025	U.S.$	2	2
Obligations under capital leases
	(6.313% – 6.99%) (I)	2022 - 2026	U.S.$	147	277
Obligations under capital leases
	(12.77%) (I)	Jan. 2031	CDN$	3	3
Commercial paper (J)			U.S.$	783	–

				5,752	4,838
Perpetual 4% Consolidated Debenture Stock (K)			U.S.$	35	32
Perpetual 4% Consolidated Debenture Stock (K)			G.B.£	6	6

				5,793	4,876
Less: Long-term debt maturing within one year				134	189

				$5,659	$4,687

At December 31, 2014, the gross amount of long-term debt denominated in U.S. dollars was U.S. $4,047 million (2013 – U.S. $3,527 million).

Annual maturities and principal repayments requirements, excluding those pertaining to capital leases, for each of the five years following 2014 are (in millions): 2015 – $131; 2016 – $816; 2017 – $29; 2018 – $725; 2019 – $439.

A.   These debentures and notes pay interest semi-annually and are unsecured, but carry a negative pledge.

B.   The Secured Equipment Loan is collateralized by specific locomotive units with a carrying value of $63 million at December 31, 2014. The floating interest rate is calculated based on a six-month average Canadian Dollar Offered Rate (calculated based on an average of Bankers’ Acceptance rates) plus 53 basis points (2014 – 1.89%; 2013 – 1.93%; 2012 – 1.97%). The Company makes blended payments of principal and interest semi-annually. Final repayment of the remaining principal balance of $53 million is due in August 2015.

C.   The 5.41% Senior Secured Notes are collateralized by specific locomotive units with a carrying value of $135 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest. Final repayment of the remaining principal of U.S. $44 million is due in March 2024.

D.   The 6.91% Secured Equipment Notes are full recourse obligations of the Company collateralized by a first charge on specific locomotive units with a carrying value of $131 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including October 2024.

E.   The 5.57% Senior Secured Notes are secured by specific locomotive units and other rolling stock with a combined carrying value of $57 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2024. Final repayment of the remaining principal of U.S. $33 million is due in December 2024.

F.   The 7.49% Equipment Trust Certificates are secured by specific locomotive units with a carrying value of $110 million at December 31, 2014. The Company makes semi-annual payments that vary in amount and are interest-only payments or blended principal and interest payments. Final repayment of the remaining principal of U.S. $11 million is due in January 2021.

G.   These Notes are secured by locomotives previously acquired by the Company with a carrying value of $127 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including December 2026. Final repayment of the remaining principal of U.S. $69 million is due in the fourth quarter of 2026.

H.   These Notes are secured by locomotives previously acquired by the Company with a carrying value of $66 million at December 31, 2014. The Company pays equal blended semi-annual payments of principal and interest up to and including March 2027. Final repayment of the remaining principal of U.S. $35 million is due in March 2027.

I. At December 31, 2014, capital lease obligations included in long-term debt were as follows:

(in millions of Canadian dollars)	Year	Capital leases
Minimum lease payments in:
	2015	$14
	2016	14
	2017	14
	2018	14
	2019	14
	Thereafter	160

Total minimum lease payments		230
Less: Imputed interest		(80)

Present value of minimum lease payments		150
Less: Current portion		(3)

Long-term portion of capital lease obligations		$147

During 2014, the Company had no additions to property, plant and equipment under capital lease obligations (2013 – $nil; 2012 – $nil).

The carrying value of the assets collateralizing the capital lease obligations was $224 million at December 31, 2014.

J.  During the fourth quarter of 2014, the Company established a commercial paper program which enabled it to issue commercial paper up to a maximum aggregate principal amount of U.S. $1 billion in the form of unsecured promissory notes. The commercial paper program is backed by a U.S. $1 billion committed, revolving credit facility, which matures on September 26, 2016. As at December 31, 2014, the Company had total commercial paper borrowings of U.S. $675 million (CDN $783 million) presented in “Long-term debt” on the Consolidated Balance Sheets (2013 – $nil) as the Company has the intent and the ability to renew these borrowings on a long-term basis. The weighted-average interest rate on these borrowings was 0.44%.

CP ANNUAL REPORT | 2014	91

The Company presents issuances and repayments of commercial paper in the Consolidated Statements of Cash Flows on a net basis, all of which have a maturity less than 90 days.

K.  The Consolidated Debenture Stock, authorized by an Act of Parliament of 1889, constitutes a first charge upon and over the whole of the undertaking, railways, works, rolling stock, plant, property and effects of the Company, with certain exceptions.

L.  During November 2013, CP extended its revolving credit agreement with 13 highly rated financial institutions and also contains an uncommitted accordion feature. At December 31, 2013, the facility was undrawn.

At September 26, 2014, the Company terminated its existing revolving credit facility agreement dated as of November 29, 2013. On the same day, CP entered into a new revolving credit facility (the “facility”) agreement with 15 highly rated financial institutions for a commitment amount of U.S. $2 billion. The facility includes a U.S. $1 billion five year portion and a U.S. $1 billion one year plus one year term out portion. The facility can accommodate draws of cash and/or letters of credit at market competitive pricing. At December 31, 2014, the facility is undrawn. The agreement requires the Company not to exceed a maximum debt to total capitalization ratio. At December 31, 2014, the Company satisfied this threshold stipulated in the financial covenant.

The weighted average annualized interest rate of the facility for drawn funds was not applicable in 2014 and 2013 compared to 2.94% in 2012.

During 2013, the Company entered into a series of committed and uncommitted bilateral letter of credit facility agreements with financial institutions to support its requirement to post letters of credit in the ordinary course of business. Under these agreements, the Company had the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued.

In October 2014, CP terminated its existing uncommitted demand bilateral letter of credit facility agreements and entered into bilateral letter of credit facility agreements with six highly rated financial institutions to support its requirement to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option to post collateral in the form of cash or cash equivalents, equal at least to the face value of the letter of credit issued. These new agreements permit CP to withdraw amounts posted as collateral at any time; therefore, the amounts posted as collateral are presented as “Cash and cash equivalents” on the Company’s Consolidated Balance Sheet.

At December 31, 2014, under its bilateral facilities the Company had letters of credit drawn of $412 million from a total available amount of $600 million. Prior to these bilateral agreements, letters of credit were drawn under the Company’s revolving credit facility. At December 31, 2014, under the terms of the new bilateral letter of credit facilities, no cash and cash equivalents was recorded as “Restricted cash and cash equivalents” (2013 – $411 million).

20    Financial instruments

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

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a fair value of approximately $6,939 million at December 31, 2014 (December 31, 2013 – $5,572 million) with a carrying value of $5,793 million (December 31, 2013 – $4,876 million). The estimated fair value of current and long-term borrowings has been determined based on market information where available, or by discounting future payments of interest and principal at estimated interest rates expected to be available to the Company at period end. All derivatives and long-term debt are classified as Level 2.

B.  Fair values of non-financial assets

At December 31, 2013, CP classified DM&E West as an asset held for sale carried at its estimated fair value less estimated direct selling costs (Note 3). The sale of DM&E West was completed during 2014. During 2012, CP reviewed certain properties for impairment (Note 3) and estimated the fair values of those properties. These estimated fair values were based on measurements classified as Level 3 which resulted in the recording of a total impairment charge in 2013 of $434 million and in 2012 of $265 million (Note 3). CP used third party information that was corroborated with other internal information to estimate the fair value of these properties.

C.  Financial risk management

Derivative financial instruments

Derivative financial instruments may be used to selectively reduce volatility associated with fluctuations in interest rates, foreign exchange (“FX”) rates, the price of fuel and stock-based compensation expense. Where derivatives are designated as hedging instruments, the relationship between the hedging instruments and their associated hedged items is documented, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on the Consolidated Balance Sheets, commitments or forecasted transactions. At the time a derivative contract is entered into and at least quarterly thereafter, an assessment is made whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.

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

Foreign exchange management

The Company conducts business transactions and owns assets in both Canada and the United States. As a result the Company is exposed to fluctuations in value of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company may enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and U.S. currencies. FX exposure is primarily mitigated through natural offsets created by revenues, expenditures and balance sheet positions incurred in the same currency. Where appropriate, the Company may negotiate with customers and suppliers to reduce the net exposure.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

Net investment hedge

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. The majority of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on U.S. dollar denominated long-term debt and gains and losses on its net investment. The effective portion recognized in “Other comprehensive income” in 2014 was an unrealized foreign exchange loss of $319 million (2013 – unrealized loss of $217 million; 2012 – unrealized gain of $69 million) (Note 9). The ineffectiveness during 2014 was negligible (2013 – $nil; 2012 – $nil).

Foreign exchange forward contracts

The Company may enter into FX forward contracts to lock-in the amount of Canadian dollars it has to pay on U.S. denominated debt maturities.

At December 31, 2014, the Company had no remaining FX forward contracts to fix the exchange rate on U.S. denominated debt maturities. During 2014, the Company settled the FX forward contract related to the repayment of a capital lease due in January 2014 for proceeds of $8 million. The Company also settled, prior to maturity, the FX forward contracts related to the repayment of the 6.50% Notes due in May 2018 and its 7.25% Notes due in May 2019 for proceeds of $17 million with the offset recorded as realized gains of $3 million in “Accumulated other comprehensive loss” and $14 million in “Retained earnings”. Amounts remaining in “Accumulated other comprehensive loss” are being amortized to “Other income and charges” until the underlying debts, which were hedged, are repaid.

During 2014, the combined realized and unrealized foreign exchange gains were $3 million and were recorded in “Other income and charges” (2013 – unrealized gain of $18 million; 2012 – unrealized loss of $4 million) in relation to these derivatives. Gains recorded in “Other income and charges” were largely offset by unrealized losses on the underlying debt which the derivatives were designated to hedge. Similarly, losses were largely offset by unrealized gains on the underlying debt.

CP ANNUAL REPORT | 2014	93

At December 31, 2014, the Company expected that, during the next 12 months, a negligible amount of pre-tax gain would be reclassified to “Other income and charges”.

At December 31, 2013, the unrealized gain derived from these FX forwards was $25 million of which $6 million was included in “Other current assets” and $19 million in “Other assets” with the offset reflected as unrealized gains of $5 million in “Accumulated other comprehensive loss” and $20 million in “Retained earnings”.

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

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuances, the Company may enter into forward rate agreements, that are designated as cash flow hedges, to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements, designated as fair value hedges, to manage the mix of fixed and floating rate debt.

Forward starting swaps

During the fourth quarter of 2014, the Company entered into forward starting floating-to-fixed interest rate swap agreements (“forward starting swaps”) totaling a notional U.S. $1.4 billion to fix the benchmark rate on cash flows associated with highly probable forecasted issuances of long-term notes. The effective portion of changes in fair value on the forward starting swaps is recorded in “Accumulated other comprehensive loss”, net of tax, as cash flow hedges until the probable forecasted notes are issued. Subsequent to the notes issuance, amounts in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. As at December 31, 2014, the unrealized loss derived from the forward starting swaps was $46 million of which $21 million was included in “Accounts payable and accrued liabilities” and $25 million in “Other long-term liabilities” with the offset reflected in “Other comprehensive (loss) income” on the Consolidated Statements of Comprehensive Income.

Interest rate swaps

During the fourth quarter of 2014, the Company entered into floating-to-fixed interest rate swap agreements totaling U.S. $600 million to hedge the variability in cash flow associated with fluctuations in interest rates on commercial paper issuances. These swaps expire in 2015 and are accounted for as a cash flow hedge. The effective portion of changes in fair value of the swaps is recorded in “Accumulated other comprehensive loss”, net of tax. Subsequent to the commercial paper issuance, the amounts recorded in “Accumulated other comprehensive loss” are reclassified to “Net interest expense”. At December 31, 2014, the unrealized gain recorded in “Other current assets” on the Consolidated Balance Sheets, was not significant. The offset was reflected in “Other comprehensive (loss) income” on the Consolidated Statements of Comprehensive Income. At December 31, 2013, the Company had no outstanding interest rate swaps, nor did it enter into or unwind any such transactions during 2013.

Treasury rate locks

At December 31, 2014, the Company had net unamortized losses related to interest rate locks, which are accounted for as cash flow hedges, settled in previous years totaling $21 million (December 31, 2013 – $22 million). This amount is composed of various unamortized gains and losses related to specific debts which are reflected in “Accumulated other comprehensive loss” and are amortized to “Net interest expense” in the period that interest on the related debt is charged. The amortization of these gains and losses resulted in a negligible increase to “Net interest expense” and “Other comprehensive income” in 2014 (2013 – negligible; 2012 – negligible). At December 31, 2014, the Company expected that, during the next 12 months, a negligible amount of loss related to these previously settled derivatives would be reclassified to “Net interest expense”.

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

21    Other long-term liabilities

(in millions of Canadian dollars)	2014	2013
Provision for environmental remediation, net of current portion(1)	$75	$76
Provision for restructuring, net of current portion(2) (Note 4)	13	21
Deferred gains on sale leaseback transactions	25	31
Deferred revenue on rights-of-way license agreements, net of current portion	33	31
Stock-based compensation liabilities, net of current portion	145	69
Asset retirement obligations (Note 22)	23	24
Deferred retirement compensation	24	16
Deferred hedging losses (Note 20)	25	–
Other, net of current portion	69	70

Total other long-term liabilities	$432	$338

(1) As at December 31, 2014, the aggregate provision for environmental remediation, including the current portion was $91 million (2013 – $90 million).

(2) As at December 31, 2014, the aggregate provision for restructuring, including the current portion was $24 million (2013 – $50 million).

The deferred revenue on rights-of-way license agreements, and deferred gains on sale leaseback transactions are being amortized to income on a straight-line basis over the related lease terms. Deferred income credits are being amortized over the life of the related asset.

Environmental remediation accruals

Environmental remediation accruals cover site-specific remediation programs. The estimate of the probable costs to be incurred in the remediation of properties contaminated by past railway use reflects the nature of contamination at individual sites according to typical activities and scale of operations conducted. CP has developed remediation strategies for each property based on the nature and extent of the contamination, as well as the location of the property and surrounding areas that may be adversely affected by the presence of contaminants, considering available technologies, treatment and disposal facilities and the acceptability of site-specific plans based on the local regulatory environment. Site-specific plans range from containment and risk management of the contaminants through to the removal and treatment of the contaminants and affected soils and ground water. The details of the estimates reflect the environmental liability at each property. Provisions for environmental remediation costs are recorded in “Other long-term liabilities”, except for the current portion which is recorded in “Accounts payable and accrued liabilities”. Payments are expected to be made over 10 years to 2024.

The accruals for environmental remediation represent CP’s best estimate of its probable future obligation and include both asserted and unasserted claims, without reduction for anticipated recoveries from third parties. Although the recorded accruals include CP’s best estimate of all probable costs, CP’s total environmental remediation costs cannot be predicted with certainty. Accruals for environmental remediation may change from time to time as new information about previously untested sites becomes known, environmental laws and regulations evolve and advances are made in environmental remediation technology. The accruals may also vary as the courts decide legal proceedings against outside parties responsible for contamination. These potential charges, which cannot be quantified at this time, may materially affect income in the particular period in which a charge is recognized. Costs related to existing, but as yet unknown, or future contamination will be accrued in the period in which they become probable and reasonably estimable. Changes to costs are reflected as changes to “Other long-term liabilities” or “Accounts payable and accrued liabilities” on the Consolidated Balance Sheets and to “Purchased services and other” within operating expenses on the Consolidated Statements of Income. The amount charged to income in 2014 was $4 million (2013 – $6 million; 2012 – $4 million).

22    Asset retirement obligations

Asset retirement obligations are recorded in “Other long-term liabilities”. The majority of these liabilities are discounted at 6.25%. Accretion expense is included in “Depreciation and amortization” on the Consolidated Statements of Income.

(in millions of Canadian dollars)	2014	2013

Opening balance, January 1	$24	$23
Accretion	1	1
Liabilities settled	(1)	–
Revision to estimated cash flows	(1)	–

Closing balance, December 31	$ 23	$ 24

CP ANNUAL REPORT | 2014	95

Upon the ultimate retirement of grain-dependent branch lines, the Company has to pay a fee, levied under the Canada Transportation Act, of $30,000 per mile of abandoned track. The undiscounted amount of the liability was $38 million at December 31, 2014 (2013 – $39 million), which, when present valued, was $20 million at December 31, 2014 (2013 – $21 million). The payments are expected to be made in the 2015 – 2044 period.

The Company also has a liability for a joint facility that will have to be settled upon retirement based on a proportion of use during the life of the asset. The estimate of the obligation at December 31, 2014, was $21 million (2013 – $20 million), which, when present valued, was $3 million at December 31, 2014 (2013 – $3 million). For purposes of estimating this liability, the payment related to the retirement of the joint facility is anticipated to be made in 30 years.

23    Shareholders’ equity

Authorized and issued share capital

The Company is authorized to issue an unlimited number of Common Shares, an unlimited number of First Preferred Shares and unlimited number of Second Preferred Shares. At December 31, 2014, no First or Second Preferred Shares had been issued.

An analysis of Common Share balances is as follows:

(number of shares in millions)	2014	2013	2012

Share capital, January 1	175.4	173.9	170.0
CP common shares repurchased	(10.3)	–	–
Shares issued under stock option plan	1.0	1.5	3.9

Share capital, December 31	166.1	175.4	173.9

The change in the “Share capital” balances includes $3 million (2013 – $5 million; 2012 – $6 million) related to the cancellation of the TSARs liability on exercise of tandem stock options, and $17 million (2013 – $24 million; 2012 – $70 million) of stock-based compensation transferred from “Additional paid-in capital”.

Share repurchase

On February 20, 2014, the Board of Directors of the Company approved a share repurchase program, and in March 2014, the Company filed a new normal course issuer bid (“bid”) to purchase, for cancellation, up to 5.3 million of its outstanding Common Shares. On September 29, 2014, the Company announced the amendment of the bid to increase the maximum number of its Common Shares that may be purchased from 5.3 million to 12.7 million of its outstanding Common Shares, effective October 2, 2014. Under the filing, share purchases may be made during the twelve month period that began March 17, 2014, and ends March 16, 2015. The purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. The following table provides the activities under the share repurchase program:

2014

Number of common shares repurchased	10,476,074
Weighted-average price per share(1)	$199.42
Amount of repurchase (in millions)(1)	$2,089

(1) Includes brokerage fees.

24    Pensions and other benefits

The Company has both defined benefit (“DB”) and defined contribution (“DC”) pension plans. At December 31, 2014, the Canadian pension plans represent approximately 99% of total combined pension plan assets and approximately 98% of total combined pension plan obligations.

The DB plans provide for pensions based principally on years of service and compensation rates near retirement. Pensions for Canadian pensioners are partially indexed to inflation. Annual employer contributions to the DB plans, which are actuarially determined, are made on the basis of being not less than the minimum amounts required by federal pension supervisory authorities.

CP reached agreements with all of the unions which it had been bargaining with in Canada in 2012. The new agreements introduced amendments to pension plans. Among other changes, the amendments established a cap on pension for each year of pensionable service, including a cap on some non-union employees’ pensions. Under the amendments, plan participants will continue to earn additional pensionable years of service as before, but with a dollar limit on the pension amount for each year earned. Plan amendments resulting from collective bargaining are accounted for in the periods the new agreements are ratified. The plan amendments resulting from the December 2012 arbitration award were contingent on CP making plan amendments for non-union employees, and consequently were accounted for in the period CP made such amendments. As a result of the plan amendments, the projected benefit obligation decreased by $135 million from December 31, 2012, with a corresponding increase to “Other comprehensive (loss) income” and a reduction of “Accumulated other comprehensive loss” as prior service credits. The prior service credits are recognized in net periodic pension expense over the remaining terms of the applicable union agreements (averaging approximately two years), and over the expected average remaining service life of non-union employees.

The Company has other benefit plans including post-retirement health and life insurance for pensioners, and post-employment long-term disability and workers’ compensation benefits, which are based on Company-specific claims. At December 31, 2014, the Canadian other benefits plans represent approximately 96% of total combined other plan obligations.

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

Net periodic benefit cost

The elements of net periodic benefit cost for DB pension plans and other benefits recognized in the year included the following components:

	Pensions			Other benefits
(in millions of Canadian dollars)	2014	2013	2012	2014	2013	2012

Current service cost (benefits earned by employees in the year)	$106	$135	$131	$14	$16	$19
Interest cost on benefit obligation	477	445	452	23	21	24
Expected return on fund assets	(757)	(746)	(752)	–	–	–
Recognized net actuarial loss (gain)	190	267	208	(2)	(11)	3
Amortization of prior service costs	(68)	(58)	2	–	–	–

Net periodic benefit cost (recovery)	$(52)	$43	$41	$35	$26	$46

Projected benefit obligation, fund assets, and funded status

Information about the Company’s DB pension plans and other benefits, in aggregate, is as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Change in projected benefit obligation:
Benefit obligation at January 1	$9,921	$10,647	$483	$535
Current service cost	106	135	14	16
Interest cost	477	445	23	21
Employee contributions	51	50	–	–
Benefits paid	(579)	(602)	(27)	(33)
Foreign currency changes	15	13	2	2
Plan amendments and other	–	(135)	–	–
Actuarial loss (gain)	1,369	(632)	22	(58)

Projected benefit obligation at December 31	$11,360	$9,921	$517	$483

CP ANNUAL REPORT | 2014	97

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Change in fund assets:
Fair value of fund assets at January 1	$10,722	$9,763	$8	$9
Actual return on fund assets	1,088	1,404	–	–
Employer contributions	80	98	26	32
Employee contributions	51	50	–	–
Benefits paid	(579)	(602)	(27)	(33)
Foreign currency changes	14	9	–	–

Fair value of fund assets at December 31	$11,376	$10,722	$7	$8

Funded status – plan surplus (deficit)	$16	$801	$(510)	$(475)

	2014		2013
	Pension plans in surplus	Pension plans in deficit	Pension plans in surplus	Pension plans in deficit

Projected benefit obligation at December 31	$(10,878)	$(482)	$(9,533)	$(388)
Fair value of fund assets at December 31	11,182	194	10,561	161

Funded Status	$304	$(288)	$1,028	$(227)

All Other benefits plans were in a deficit position at December 31, 2014 and 2013.

Pension asset and liabilities in the Company’s Consolidated Balance Sheets

Amounts recognized in the Company’s Consolidated Balance Sheets are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Pension asset	$304	$1,028	$–	$–
Accounts payable and accrued liabilities	(9)	(9)	(34)	(36)
Pension and other benefit liabilities	(279)	(218)	(476)	(439)

Total amount recognized	$16	$801	$(510)	$(475)

The defined benefit pension plans’ accumulated benefit obligation as at December 31, 2014 was $10,975 million (2013 – $9,578 million). The accumulated benefit obligation is calculated on a basis similar to the projected benefit obligation, except no future salary increases are assumed in the projection of future benefits.

The measurement date used to determine the plan assets and the accrued benefit obligation is December 31. The most recent actuarial valuation for pension funding purposes for the Company’s main Canadian pension plan was performed as at January 1, 2014. During 2015, the Company expects to file a new valuation with the pension regulator.

Accumulated other comprehensive losses

Amounts recognized in accumulated other comprehensive losses are as follows:

	Pensions		Other benefits
(in millions of Canadian dollars)	2014	2013	2014	2013

Net actuarial loss:
Other than deferred investment gains	$3,895	$2,982	$86	$61
Deferred investment gains	(803)	(738)	–	–
Prior service cost	(20)	(88)	5	5
Deferred income tax	(858)	(613)	(23)	(16)

Total (Note 9)	$2,214	$1,543	$68	$50

The unamortized actuarial loss and the unamortized prior service cost included in “Accumulated other comprehensive loss” that are expected to be recognized in net periodic benefit cost during 2015 are $264 million and a recovery of $5 million, respectively, for pensions and $4 million and $1 million, respectively, for other post-retirement benefits.

Actuarial assumptions

Weighted-average actuarial assumptions used were approximately:

(percentages)	2014		2013		2012

Benefit obligation at December 31:
Discount rate	4.09		4.90		4.28
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	7.00	(1)	8.00	(2)	8.00	(2)
Benefit cost for year ended December 31:
Discount rate	4.90		4.28		4.55
Expected rate of return on fund assets	7.75		7.75		7.75
Projected future salary increases	3.00		3.00		3.00
Health care cost trend rate	7.50	(2)	8.00	(2)	8.00	(2)

(1) The health care cost trend rate is assumed to be 7.00% in 2015 and 2016, and then decreasing by 0.50% per year to an ultimate rate of 5.00% per year in 2020 and thereafter.

(2) The health care cost trend rate was previously assumed to be 7.00% in 2015 (7.50% in 2014), and then decreasing by 0.50% per year to an ultimate rate of 5.00% per year in 2019 and thereafter.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in the assumed health care cost trend rate would have the following effects:

(in millions of Canadian dollars) Favourable (unfavourable)	One percentage point increase	One percentage point decrease

Effect on the total of service and interest costs	$–	$–
Effect on post-retirement benefit obligation	(6)	6

In 2014, the Canadian Institute of Actuaries and the Society of Actuaries each published updated mortality tables based on broad pension plan experience in Canada and the U.S., respectively. CP’s obligations for defined benefit pension and post-retirement benefit plans at December 31, 2014 are based on these new mortality tables, with adjustments to reflect actual plan mortality experience to the extent that credible experience data was available. The changes to the new mortality tables increased the obligations for pensions and post-retirement benefits by approximately $225 million.

Plan assets

Plan assets are recorded at fair value. The major asset categories are public equity securities, debt securities, real estate, infrastructure and absolute return investments. The fair values of the public equity and debt securities are primarily based on quoted market prices. Real estate values are based on annual valuations performed by external parties, taking into account current market conditions and recent sales transactions where practical and appropriate. Infrastructure values are based on the fair value of each fund’s assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate. Absolute return investments are a portfolio of units of externally managed hedge funds and are valued by the fund administrators.

The Company’s pension plan asset allocation, the current weighted average asset allocation targets and the current weighted average policy range for each major asset class, were as follows:

	Current asset allocation target	Current policy range	Percentage of plan assets at December 31
Asset allocation (percentage)			2014	2013

Cash and cash equivalents	0.5	0 – 5	1.7	4.1
Fixed income	29.5	20 – 40	21.9	20.6
Public equity	46.0	35 – 55	52.5	49.6
Real estate and infrastructure	12.0	4 – 20	7.6	10.8
Absolute return	12.0	0 – 18	16.3	14.9

Total	100.0		100.0	100.0

CP ANNUAL REPORT | 2014	99

Summary of the assets of the Company’s DB pension plans at fair values

The following is a summary of the assets of the Company’s DB pension plans at fair values at December 31, 2014 and 2013:

(in millions of Canadian dollars)	Quoted prices in active markets for identical assets	Significant other observable inputs	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total

December 31, 2014
Cash and cash equivalents	$106	$83	$–	$189
Government bonds(1)	–	1,180	–	1,180
Corporate bonds(1)	–	1,229	–	1,229
Mortgages(2)	–	77	–	77
Public equities
• Canada	1,448	48	–	1,496
• U.S. and international	4,454	27	–	4,481
Real estate(3)	–	–	654	654
Infrastructure(4)	–	–	208	208
Absolute return(5)
• Funds of hedge funds	–	–	652	652
• Multi-strategy funds	–	–	473	473
• Credit funds	–	–	490	490
• Equity funds	–	116	130	246
Derivative assets(6)	–	1	–	1

	$6,008	$2,761	$2,607	$11,376

December 31, 2013
Cash and cash equivalents	$155	$282	$–	$437
Government bonds(1)	–	1,314	–	1,314
Corporate bonds(1)	–	849	–	849
Mortgages(2)	–	52	–	52
Public equities
• Canada	1,304	37	–	1,341
• U.S. and international	3,979	20	–	3,999
Real estate(3)	–	–	847	847
Infrastructure(4)	–	–	314	314
Absolute return(5)
• Funds of hedge funds	–	–	563	563
• Multi-strategy funds	–	–	403	403
• Credit funds	–	–	434	434
• Equity funds	–	–	193	193
Derivative liabilities(6)(7)	–	(24)	–	(24)

	$5,438	$2,530	$2,754	$10,722

(1) Government & Corporate Bonds:

Fair values for bonds are based on market prices supplied by independent sources as of the last trading day.

(2) Mortgages:

The fair value measurement of $77 million (2013 – $52 million) of mortgages categorized as Level 2 is based on current market yields of financial instruments of similar maturity, coupon and risk factors.

(3) Real Estate:

The fair value of real estate investments of $654 million (2013 – $847 million) is based on property appraisals which use a number of approaches that typically include a discounted cash flow analysis, a direct capitalization income method and/or a direct comparison approach. Appraisals of real estate investments are generally performed semi-annually by qualified external accredited appraisers. There are no unfunded commitments for real estate as at December 31, 2014.

(4) Infrastructure:

Infrastructure fund values of $208 million (2013 – $314 million) are based on the fair value of the fund assets as calculated by the fund manager, generally using a discounted cash flow analysis that takes into account current market conditions and recent sales transactions where practical and appropriate. As at December 31, 2014, unfunded commitments for infrastructure was negligible (2013 – $23 million).

(5) Absolute Return:

The fair value of absolute return fund investments is based on the net asset value reported by the fund administrators. The funds have different redemption policies and periods. All hedge fund investments have contractual redemption frequencies, ranging from monthly to tri-annually, and redemption notice periods varying from 30 to 95 days. Hedge fund investments that have redemption dates less frequent than every four months or have restrictions on contractual redemption features at the reporting date are classified as Level 3. There are no unfunded commitments for absolute return investments as at December 31, 2014.

☐	Fund of hedge funds invest in a portfolio of hedge funds that allocate capital across a broad array of funds and/or investment managers.

☐	Multi-strategy funds include funds that invest in broadly diversified portfolios of equity, fixed income and derivative instruments.

☐	Credit funds invest in an array of fixed income securities.

☐	Equity funds invest primarily in U.S. and global equity securities.

(6) The Company’s pension funds may utilize the following derivative instruments: equity futures to replicate equity index returns (Level 2); currency forwards to partially hedge foreign currency exposures (Level 2); bond forwards to reduce asset/liability interest rate risk exposures (Level 2); interest rate swaps to manage duration and interest rate risk (Level 2); credit default swaps to manage credit risk (Level 2); and options to manage interest rate risk and volatility (Level 2).

(7) At December 31, 2013, derivatives were primarily being used to partially hedge foreign currency exposures.

Portion of the assets of the Company’s DB pension plans measured at fair value using unobservable inputs (Level 3)

During 2013 and 2014 the portion of the assets of the Company’s DB pension plans measured at fair value using unobservable inputs (Level 3) changed as follows:

(in millions of Canadian dollars)	Real Estate	Infrastructure	Absolute Return	Total

As at January 1, 2013	$779	$333	$–	$1,112
Contributions	–	–	1,500	1,500
Disbursements	(22)	(42)	–	(64)
Net realized gains	22	3	(2)	23
Increase in net unrealized gains	68	20	95	183

As at December 31, 2013	$847	$314	$1,593	$2,754
Contributions	–	–	29	29
Disbursements	(236)	(97)	–	(333)
Net transfer out of Level 3	–	–	(116)	(116)
Net realized gains	67	–	–	67
Increase (decrease) in net unrealized gains	(24)	(9)	239	206

As at December 31, 2014	$654	$208	$1,745	$2,607

Level 3 fair value measurements for absolute return, real estate and infrastructure investments are based on the net asset value reported by the fund administrator, property appraisals and discounted cash flow analysis, of which there are no reasonable alternative assumptions. Therefore it is not practicable to provide a sensitivity analysis.

Additional plan assets information

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

When investing in foreign securities, the plans are exposed to foreign currency risk; the effect of which is included in the valuation of the foreign securities. The plans were 41% exposed to the U.S. dollar, 13% exposed to European currencies, and 5% exposed to various other currencies, as at December 31, 2014.

At December 31, 2014, fund assets consisted primarily of listed stocks and bonds, including 184,392 of the Company’s Common Shares (2013 –129,444) at a market value of $41 million (2013 – $21 million) and 6.25% Unsecured Notes issued by the Company at a par value of $2 million (2013 – $2 million) and a market value of $2 million (2013 – $2 million).

CP ANNUAL REPORT | 2014	101

Cash flows

In 2014, the Company contributed $88 million to its pension plans (2013 – $105 million; 2012 – $107 million), including $8 million to the DC plans (2013 – $7 million; 2012 – $5 million), $67 million to the Canadian registered and U.S. qualified DB pension plans (2013 – $86 million; 2012 – $89 million), and $13 million to the Canadian non-registered supplemental pension plan (2013 – $12 million; 2012 – $13 million). In addition, the Company made payments directly to employees, their beneficiaries or estates or to third-party benefit administrators of $26 million in 2014 (2013 – $32 million; 2012 – $35 million) with respect to other benefits.

Estimated future benefit payments

The estimated future defined benefit pension and other benefit payments to be paid by the plans for each of the next five years and the subsequent five-year period are as follows:

(in millions of Canadian dollars)	Pensions	Other benefits

2015	$562	$36
2016	579	35
2017	595	35
2018	610	34
2019	624	34
2020 – 2024	3,272	162

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

In 2014, the net cost of the DC plans, which generally equals the employer’s required contribution, was $8 million (2013 – $7 million; 2012 – $5 million).

Contributions to multi-employer plans

Some of the Company’s unionized employees in the U.S. are members of a U.S. national multi-employer benefit plan. Contributions made by the Company to this plan in 2014 in respect of post-retirement medical benefits were $4 million (2013 – $5 million; 2012 – $6 million).

25    Stock-based compensation

At December 31, 2014, the Company had several stock-based compensation plans, including stock option plan, various cash settled liability plans and an employee stock savings plan. These plans resulted in an expense in 2014 of $110 million (2013 – $92 million; 2012 – $64 million).

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

A. Stock Option Plan

Summary of stock options

The following table summarizes the Company’s stock option plan as of December 31:

	Options outstanding		Nonvested options
	Number of options	Weighted average exercise price	Number of options	Weighted average grant date fair value

Outstanding, January 1, 2014	3,360,483	$77.15	1,733,846	$25.35
New options granted	426,020	173.98	426,020	48.70
Exercised	(941,492)	64.76	–	–
Vested	–	–	(632,532)	23.58
Forfeited	(97,359)	132.67	(94,809)	36.71
Expired	(8,963)	102.52	(8,563)	28.63

Outstanding at December 31, 2014	2,738,689	94.35	1,423,962	32.35

Vested or expected to vest at
December 31, 2014(1)	2,729,773	$94.19	N/A	N/A

Exercisable at December 31, 2014	1,314,727	$70.25	N/A	N/A

(1) As at December 31, 2014, the weighted average remaining term of vested or expected to vest options was 5.3 years with an aggregate intrinsic value of $355 million.

The following table provides the number of stock options outstanding and exercisable as at December 31, 2014 by range of exercise price and their related intrinsic aggregate value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the amount that would have been received by option holders had they exercised their options on December 31, 2014 at the Company’s closing stock price of $223.75.

	Options outstanding				Options exercisable
Range of exercise prices	Number of options	Weighted average years to expiration	Weighted average exercise price	Aggregate intrinsic value (millions)	Number of options	Weighted average exercise price	Aggregate intrinsic value (millions)

$36.29 – $69.50	596,055	3.5	$55.63	$100	596,055	$55.63	$100
$69.51 – $74.55	794,950	6.7	73.08	120	469,950	72.87	71
$74.56 – $117.48	614,608	6.8	89.65	83	168,128	86.24	23
$117.49 – $222.88	733,076	8.7	152.84	52	80,594	129.76	8

Total(1)	2,738,689	6.5	$94.35	$355	1,314,727	$70.25	$202

(1) As at December 31, 2014, the total number of in-the-money stock options outstanding was 2,738,689 with a weighted-average exercise price of $94.35. The weighted-average year to expiration of exercisable stock options is 5.2 years.

Under the fair value method, the fair value of options at the grant date was approximately $21 million for options issued in 2014 (2013 – $20 million; 2012 – $28 million). The weighted average fair value assumptions were approximately:

	2014	2013	2012

Expected option life (years)(1)	5.98	6.25	6.03
Risk-free interest rate(2)	1.66%	1.60%	1.47%
Expected stock price volatility(3)	29%	30%	31%
Expected annual dividends per share(4)	$1.40	$1.40	$1.40
Estimated forfeiture rate(5)	1.2%	1.2%	1.2%
Weighted average grant date fair value of options granted during the year	$48.88	$35.40	$19.04

(1) Represents the period of time that awards are expected to be outstanding. Historical data on exercise behaviour or, when available, specific expectations regarding future exercise behaviour were used to estimate the expected life of the option.

CP ANNUAL REPORT | 2014	103

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

Certain of the Company’s stock option plan are subject to post-vesting restrictions prior to expiry. The discount for these restrictions resulted in a reduction of the fair value at grant date of options issued in 2012 of $2 million. This discount was estimated using the fair value of put options that, together with the granted call options, mimicked the characteristics of the post-vesting restriction. The post-vesting restrictions do not relate to grants in 2013 and 2014.

In 2014, the expense for stock options (regular and performance) was $18 million (2013 – $17 million; 2012 – $24 million). At December 31, 2014, there was $16 million of total unrecognized compensation related to stock options which is expected to be recognized over a weighted-average period of approximately 1.3 years.

The total fair value of shares vested for the stock option plan during 2014 was $15 million (2013 – $5 million; 2012 – $34 million).

The following table provides information related to all options exercised in the stock option plan during the years ended December 31:

(in millions of Canadian dollars)	2014	2013	2012

Total intrinsic value	$115	$103	$118
Cash received by the Company upon exercise of options	62	83	198

B. Other Share-based Plans

Performance share units plan

During 2014, the Company issued 165,500 PSUs with a grant date fair value of $25 million. These units attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. PSUs vest and are settled in cash, or in CP common shares approximately three years after the grant date, contingent upon CP’s performance (performance factor). The fair value of PSUs is measured, both on the grant date and each subsequent quarter until settlement, using a Monte Carlo simulation model. The model utilizes multiple input variables that determine the probability of satisfying the performance and market conditions stipulated in the grant.

In the second quarter of 2012, changes to the Board resulted in the immediate vesting of a pro-rata portion of all unvested PSUs with a total pay out of $31 million in 2012.

The performance period for the PSUs issued in 2014 is January 1, 2014 to December 31, 2016. The performance factors for these PSUs are Operating ratio, Free cash flow, Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and TSR compared to Class I railways. Beginning with PSUs granted in 2014, grant recipients who are eligible to retire and have provided six months of service during the performance period are entitled to the full award. Previous to 2014, only a pro-rata share of units was retained at retirement.

The performance period for the PSUs issued in the fourth quarter of 2012 and in 2013 is January 1, 2013 to December 31, 2015. The performance factors for these PSUs are Operating ratio, Free cash flow, Total Shareholder Return (“TSR”) compared to the S&P/TSX60 index, and TSR compared to Class I railways.

The following table summarizes information related to the Company’s PSUs as at December 31:

	2014	2013

Outstanding, January 1	349,925	200,702
Granted	165,500	206,405
Units, in lieu of dividends	3,296	3,498
Forfeited	(57,938)	(60,680)

Outstanding, December 31	460,783	349,925

In 2014, the expense for PSUs was $50 million (2013 – expense of $25 million; 2012 – expense recovery of $1 million). At December 31, 2014, there was $50 million of total unrecognized compensation related to PSUs which is expected to be recognized over a weighted-average period of approximately 1.4 years.

Deferred share units plan

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

Senior managers may elect to receive DSUs in lieu of cash payments for certain incentive programs. In addition, senior managers will be granted with a 25% company match of the amount elected when acquiring Common Shares to meet ownership targets. The election to receive eligible payments in DSUs is no longer available to a participant when the value of the participant’s DSUs is sufficient to meet the Company’s stock ownership guidelines. Senior managers have five years to meet their ownership targets.

An expense to income for DSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods.

The following table summarizes information related to the DSUs as of December 31:

	2014	2013

Outstanding, January 1	332,221	357,740
Granted	58,460	76,035
Units, in lieu of dividends	2,572	4,145
Forfeited	(711)	(2,372)
Redeemed	(84,095)	(103,327)

Outstanding, December 31	308,447	332,221

During 2014, the Company granted 58,460 DSUs with a grant date fair value of $9 million. In 2014, the expense for DSUs was $28 million (2013 – $32 million; 2012 – $23 million). At December 31, 2014, there was $3 million of total unrecognized compensation related to DSUs which is expected to be recognized over a weighted-average period of approximately 0.7 years.

Restricted share units plan

The Company issued 16,325 RSUs in 2014 with a grant date fair value of $3 million. The RSUs are notional full value shares that attract dividend equivalents in the form of additional units based on the dividends paid on the Company’s Common Shares. RSUs have no performance factors attached to them and are subject to time vesting over various periods of up to 36 months. RSUs are settled in cash up to three years after the grant date. An expense to income for RSUs is recognized over the vesting period for both the initial subscription price and the change in value between reporting periods. In 2014, the expense for RSUs was $9 million (2013 – $10 million; 2012 – $7 million). At December 31, 2014, there was $3 million of total unrecognized compensation related to RSUs which is expected to be recognized over a weighted-average period of approximately 2.0 years.

The following table summarizes information related to the Company’s RSUs as at December 31:

	2014	2013

Outstanding, January 1	92,333	173,234
Granted	16,325	–
Units, in lieu of dividends	700	1,304
Exercised	(53,964)	(70,211)
Forfeited	(7,874)	(11,994)

Outstanding, December 31	47,520	92,333

Summary of share based liabilities paid

The following table summarizes the total share based liabilities paid for each of the years ended December 31:

(in millions of Canadian dollars)	2014	2013	2012

Plan
DSUs	$17	$17	$19
PSUs	–	–	55
RSUs	12	9	–

Total	$29	$26	$74

CP ANNUAL REPORT | 2014	105

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

The total number of shares purchased in 2014 on behalf of participants, including the Company contribution, was 176,906 (2013 – 271,934; 2012 – 445,951). In 2014, the Company’s contributions totalled $5 million (2013 – $5 million; 2012 – $4 million) and the related expense was $5 million (2013 – $5 million; 2012 – $4 million).

26    Variable interest entities

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

The financial exposure to the Company as a result of its involvement with the variable interest entities is equal to the fixed lease payments due to the trusts. In 2014, lease payments after tax were $10 million. Future minimum lease payments, before tax, of $209 million will be payable over the next 16 years (Note 27).

The Company does not guarantee the residual value of the assets to the lessor; however, it must deliver to the lessor the assets in good operating condition, subject to normal wear and tear, at the end of the lease term.

As the Company’s actions and decisions do not significantly affect the variable interest entities’ performance, and the Company’s fixed price purchase option is not considered to be potentially significant to the variable interest entities, the Company is not considered to be the primary beneficiary, and does not consolidate these variable interest entities.

27    Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damage to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at December 31, 2014, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

Commitments

At December 31, 2014, the Company had committed to total future capital expenditures amounting to $427 million and operating expenditures relating to supplier purchase obligations, such as locomotive maintenance and overhaul agreements, as well as agreements to purchase other goods and services amounting to approximately $1.4 billion for the years 2015-2032 of which CP estimates approximately $700 million will be incurred in the next 5 years.

As at December 31, 2014, the Company’s commitments under operating leases were estimated at $569 million in aggregate, with minimum annual payments in each of the next five years and thereafter as follows:

(in millions of Canadian dollars)	Operating leases

2015	$114
2016	88
2017	67
2018	55
2019	43
Thereafter	202

Total minimum lease payments	$569

Expenses for operating leases for the year ended December 31, 2014, were $121 million (2013 – $154 million; 2012 – $182 million).

Legal proceedings related to Lac-Mégantic rail accident

On July 6, 2013, a train carrying crude oil operated by Montreal Maine and Atlantic Railway (“MM&A”) derailed and exploded in Lac-Mégantic, Quebec on a section of railway line owned by MM&A. The previous day CP had interchanged the train to MM&A, and after that interchange MM&A exercised exclusive control over the train.

Following this incident, the Minister of Sustainable Development, Environment, Wildlife and Parks of Quebec issued an order directing certain named parties to recover the contaminants and to clean up and decontaminate the derailment site. CP was added as a named party on August 14, 2013. CP is a party to an administrative appeal with respect to this order. No hearing date on the merits of CP’s appeal has been scheduled.

A class action lawsuit has also been filed in the Superior Court of Quebec on behalf of a class of persons and entities residing in, owning or leasing property in, operating a business in or physically present in Lac-Mégantic. The lawsuit seeks damages caused by the derailment including for wrongful deaths, personal injuries, and property damages. CP was added as a defendant on August 16, 2013. The Superior Court of Quebec is not expected to release its judgment on the authorization of the class action before the end of February 2015.

In the wake of the derailment and ensuing litigation, MM&A filed for bankruptcy in Canada and the United States. In an Adversary Proceeding filed by the MM&A U.S. bankruptcy trustee against CP, Irving Oil and the World Fuel entities, CP has been accused of failing to ensure that World Fuel or Irving properly classified the oil lading and of not refusing to ship the oil in DOT-111 tank cars. CP intends to move to withdraw the bankruptcy court reference and will thereafter seek to have the claim against CP dismissed as federally preempted.

In addition, CP has received two damage to cargo notices of claims from the shipper of the oil on the derailed train, Western Petroleum. Western Petroleum has submitted U.S. and Canadian notices of claims for the same damages and, under the Carmack Amendment (the U.S. damage to cargo statute), seeks to recover for all injuries associated with, and indemnification for all claims arising from, the derailment. Both jurisdictions permit a shipper to recover the value of damaged lading against any carrier in the delivery chain, subject to limitations in the carrier’s tariffs. CP’s tariffs significantly restrict shipper damage claim rights.

At this early stage in the legal proceedings, any potential liability and the quantum of potential loss cannot be determined. Nevertheless, CP denies liability for MM&A’s derailment and will vigorously defend itself in the proceedings described above and in any proceeding that may be commenced in the future.

28    Guarantees

In the normal course of operating the railway, the Company enters into contractual arrangements that involve providing certain guarantees, which extend over the term of the contracts. These guarantees include, but are not limited to:

☐	residual value guarantees on operating lease commitments of $120 million at December 31, 2014;

☐

guarantees to pay other parties in the event of the occurrence of specified events, including damage to equipment, in relation to assets used in the operation of the railway through operating leases, rental agreements, easements, trackage and interline agreements; and

☐	indemnifications of certain tax-related payments incurred by lessors and lenders.

The maximum amount that could be payable under these guarantees, excluding residual value guarantees, cannot be reasonably estimated due to the nature of certain of these guarantees. All or a portion of amounts paid under guarantees to other parties in the event of the occurrence of specified events could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At December 31, 2014, these accruals amounted to $3 million (2013 – $6 million), recorded in “Accounts payable and accrued liabilities”.

Indemnifications

Pursuant to a trust and custodial services agreement with the trustee of the Canadian Pacific Railway Company Pension Plan, the Company has undertaken to indemnify and save harmless the trustee, to the extent not paid by the fund, from any and all taxes, claims, liabilities, damages, costs and expenses arising out of the performance of the trustee’s obligations under the agreement, except as a result of misconduct by the trustee. The indemnity includes liabilities, costs or expenses relating to any legal reporting or notification obligations of the trustee with respect to the defined contribution option of the pension plans or otherwise with respect to the assets of the pension plans that are not part of the fund. The indemnity survives the termination or expiry of the agreement with respect to claims and liabilities arising prior to the termination or expiry. At December 31, 2014, the Company had not recorded a liability associated with this indemnification, as it does not expect to make any payments pertaining to it.

29    Management transition

On May 17, 2012, following a proxy contest, Mr. Fred Green left his position as President and Chief Executive Officer of the Company. That same day, Mr. Stephen Tobias, a new Board member elected at the Company’s annual shareholders meeting held on May 17, 2012, was appointed by the Board as Interim Chief Executive Officer and served in that role until June 28, 2012.

CP ANNUAL REPORT | 2014	107

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

Included in this charge were amounts totalling $16 million in respect of deferred retirement compensation for Mr. Harrison and $20 million to Pershing Square Capital Management, L.P. (“Pershing Square”) and related entities. In 2012, Pershing Square and related entities owned or control approximately 14% of the Company’s outstanding shares, and two Board members, Mr. William Ackman and Mr. Paul Hilal, are partners of Pershing Square. The amount payable to Pershing Square and related entities was to reimburse them, on behalf of Mr. Harrison, for certain amounts they had previously paid to or incurred on behalf of Mr. Harrison pursuant to an indemnity in favour of Mr. Harrison in connection with losses suffered in legal proceedings commenced against Mr. Harrison by his former employer. The terms of Pershing Square’s indemnity required Mr. Harrison to return any funds advanced under the indemnity in the event he accepted employment at CP. As a result, Mr. Harrison made it a precondition of accepting the Company’s offer of employment that CP assumes the indemnity obligations and return the funds advanced by Pershing Square. As a result of the payment, the Company would have been entitled to enforce Mr. Harrison’s rights in the aforementioned legal proceedings, allowing it to recover to the extent of Mr. Harrison’s success in those proceedings; however on February 3, 2013 the Company and Mr. Harrison settled the legal proceedings with Mr. Harrison’s former employer, providing the Company with partial recovery (U.S. $9 million) of the amounts in the dispute. The Company may receive repayment in other circumstances in the event of certain breaches by Mr. Harrison of his obligations under an employment agreement with the Company. Mr. Harrison was also granted stock options and DSUs upon commencing employment that had a grant date fair value of $12 million (Note 25).

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

In the years ended December 31, 2014, 2013 and 2012, no one customer comprised more than 10% of total revenues and accounts receivable.

Geographic information

(in millions of Canadian dollars)	Canada	United States	Total

2014
Revenues	$4,655	$1,965	$6,620
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$10,114	$4,733	$14,847

2013
Revenues	$4,330	$1,803	$6,133
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,842	$4,237	$14,079

2012
Revenues	$4,095	$1,600	$5,695
Long-term assets excluding financial instruments, mortgages receivable and deferred tax assets	$9,138	$4,249	$13,387

31    Reclassification of comparative figures

Billings to third parties for the recovery of costs incurred for freight car repairs and servicing have been reclassified from “Purchased services and other” to “Compensation and benefits” and “Materials” within “Operating expenses” in the Consolidated Statements of Income, in order to match the billings with the costs incurred on behalf of third parties. As a result, the changes to these components of “Operating expenses” for the year ended December 31, 2013 and 2012 are noted below. “Operating expenses” in total were unchanged as a result of this reclassification.

(in millions of Canadian dollars)	Compensation and benefits	Material	Purchased services and other

For the year ended December 31, 2013
As previously reported	$1,418	$249	$876
(Decrease) increase	(33)	(89)	122

As reclassified	$1,385	$160	$998

For the year ended December 31, 2012
As previously reported	$1,506	$238	$940
(Decrease) increase	(32)	(72)	104

As reclassified	$1,474	$166	$1,044

32    Subsequent events

Issuance of long-term debt and settlement of forward starting swaps

On January 28, 2015, CP announced the issuance of U.S. $700 million 2.900% 10-year Notes due February 1, 2025 for net proceeds of U.S. $694 million. This transaction closed on February 2, 2015.

On January 28, 2015, the Company settled a notional U.S. $700 million of forward starting swaps, designated as a cash flow hedge related to the issuance of the notes described above. The fair value of these derivative instruments was a loss of U.S. $50 million at the time of the settlement. Effective hedge losses were deferred in “Accumulated other comprehensive loss” and will be amortized to “Net interest expense” until the underlying notes, which were hedged, are repaid.

Resolution of certain legal proceedings

In 2013, CP provided an interest free loan pursuant to a court order in the amount of $20 million to a corporation owned by a court appointed trustee (“the judicial trustee”) to facilitate the acquisition of a building. The building was held in trust during the legal proceedings with regard to CP’s entitlement to an exercised purchase option of the building (“purchase option”). As at December 31, 2014, the loan of $20 million and the purchase option, book value of $8 million, were recorded as “Other assets” in the Company’s Consolidated Balance Sheets.

In January 2015, CP reached a settlement with a third party that, following the sale of the building to an arm’s length third party in February 2015, will result in CP receiving net proceeds of $59 million for the sale of the building and resolution of legal proceedings. The net proceeds would include repayment of the aforementioned loan to the judicial trustee. CP expects to record a gain of approximately $31 million ($27 million after-tax) to Purchased services and other in the first quarter of 2015.

CP ANNUAL REPORT | 2014	109

CP HAS HEART

THE ARTERIES OF A NATION, THE PULSE OF COMMITMENT.

CP’s new “CP Has Heart” community investment program has already contributed $1.97 million toward heart health education, medical advances and better quality care.

The vast majority of people today have at least one risk factor for heart disease. By 2020, experts believe heart disease will be the leading cause of death in the world, and CP has decided to step up and do something to help.

PUTTING OUR HEART INTO AN IMPORTANT CAUSE

“A railroad serves as the arteries of a nation, but at its heart is community.” This is the sentiment behind our new CP Has Heart community investment program, formed to unify companywide efforts around a single cause to make a positive impact on the countless communities CP touches.

We launched the program through a partnership with the Heart and Stroke Foundation, tied to the Spruce Meadows Canadian Pacific Grand Prix and Canadian Pacific International, two world-class equestrian show jumping events. With every jump cleared, CP funded placement of automated external defibrillators and lifesaving training in locations where Calgary-area youth learn, gather and play.

Other 2014 program initiatives included a $1.3 million contribution to support paediatric cardiology research and care at the Children’s Hospital, London Health Sciences Centre in Ontario, in association with the LPGA Canadian Pacific Women’s Open golf tournament, and sponsorship of the CFL Grey Cup CP Has Heart Touchdown program, raising funds for critical cardiac care equipment. The sum total of contributions toward saving lives and improving heart health in 2014: $1.97 million.

THE START OF SOMETHING GREAT

Through CP Has Heart, we are excited about our potential to make a real difference in this highly preventable and increasingly treatable disease. Our activities and contributions in 2014 are just a start – we have many exciting initiatives and programs in the pipeline for 2015 and beyond.

Paediatric cardiology patients, Owen Gillet and Rachael Wright, stand with Dr. Kambiz Norozi, Chief of Paediatric Cardiology in the brand new Canadian Pacific Healthy Hearts Lab at Children’s Hospital, London Health Sciences Centre.

CP HAS HEART

CHAIRMAN’S MESSAGE

DEAR FELLOW SHAREHOLDERS,

The year 2014 marked an important milestone for CP. It was the year in which we reached or surpassed the majority of the financial and operating goals the company set forth when we put a new management team in place in 2012.

The Board could not be more pleased with CP’s progress. Thanks to the leadership and vision of CEO E. Hunter Harrison, the skills and experience of his management team, and the dedication of the entire CP workforce, the company achieved its objectives two years ahead of plan and has an ambitious growth strategy in place for 2018.

I was proud to be elected by the Board to be its new Chairman in May of 2014, as my friend and colleague Paul G. Haggis completed his term. The Board would like to express its heartfelt gratitude for Paul’s fine leadership during a time of profound change at CP. We are fortunate that he has chosen to remain on the Board, serving on our Audit and Finance committees.

We would also like to express our appreciation to Jim Prentice, who left the CP Board after winning the Alberta Progressive Conservative leadership election to become Alberta’s 16th premier in late 2014. Needless to say, Jim brought extraordinary leadership qualities along with a strong combination of government and corporate experience to his role on the Board. We will miss both his enthusiasm and wise counsel.

This is an exciting time to be associated with CP. It is a great honour to serve as Chairman of this great Canadian icon, once again an industry leader. We are confident in the company’s continued success as it begins its next phase of growth.

With sincere appreciation,

Gary F. Colter

Chairman of the Board

CANADIAN PACIFIC BOARD OF DIRECTORS

E. HUNTER HARRISON (5)

Chief Executive Officer

Canadian Pacific Railway Limited

Wellington, Florida

GARY F. COLTER

Chairman of the Board

Canadian Pacific Railway Limited

President CRS Inc.

Mississauga, Ontario

WILLIAM A . ACKMAN (2)(3)

Founder, Chief Executive Officer

Pershing Square Capital

Management, L.P.

New York, New York

ISABELLE COURVILLE (1)*(5)

Corporate Director

Montreal, Quebec

PAUL G. HAGGIS (1)(3)

Chairman, Alberta Enterprise Corporation

Canmore Alberta

PAUL C. HILAL (3)(4)*

Partner

Pershing Square Capital

Management, L.P.

New York, New York

KRYSTYNA T. HOEG, C.A. (2)*(4)

Former President and

Chief Executive Officer

Corby Distilleries Limited

Corporate Director

Toronto, Ontario

REBECCA MACDONALD (2)(4)

Founder, Executive Chair

Just Energy Group Inc.

Toronto, Ontario

DR. ANTHONY R.

MELMAN (3)*(5)

President and Chief Executive Officer

Acasta Capital

Toronto, Ontario

LINDA J. MORGAN (1)(5)

Partner

Nossaman LLP

Bethesda, Maryland

ANDREW F. REARDON (1)(4)

Retired Chairman

and Chief Executive Officer, TTX

Corporate Director

Marco Island, Florida

STEPHEN C. TOBIAS (4)(5)*

Former Vice-Chairman

and Chief Operating Officer

Norfolk Southern Corporation

Garnett, South Carolina

(1) Audit Committee (2) Corporate Governance and Nominating Committee (3) Finance Committee (4) Management Resources and Compensation Committee (5) Safety, Operations and Environment Committee *Denotes Chair of the Committee

112	CP ANNUAL REPORT | 2014	113

SHAREHOLDER INFORMATION

COMMON SHARE MARKET PRICES

TORONTO STOCK EXCHANGE

2014 2013

(Canadian dollars) High Low High Low

1st Quarter 176.72 155.02 132.92 102.14

2nd Quarter 202.08 156.64 144.43 118.25

3rd Quarter 236.04 192.79 134.90 121.39

4th Quarter 247.56 197.14 167.00 126.42

Year 247.56 155.02 167.00 102.14

NEW YORK STOCK EXCHANGE

2014 2013

(U.S. dollars) High Low High Low

1st Quarter 159.77 139.37 130.81 103.82

2nd Quarter 186.00 142.73 139.99 113.82

3rd Quarter 210.87 179.90 129.81 115.54

4th Quarter 220.20 170.51 156.96 122.50

Year 220.20 139.37 156.96 103.82

Number of registered shareholders

at year end: 15,550

Closing market prices at year end:

Toronto Stock Exchange: $223.75(CDN)

New York Stock Exchange: $192.69(US)

SHAREHOLDER ADMINISTRATION

Common Shares

Computershare Investor Services Inc., with transfer facilities in Montreal, Toronto, Calgary and Vancouver, serves as transfer agent and registrar for the Common Shares in Canada. Computershare Trust Company NA, Canton, Massachusetts, serves as co-transfer agent and co-registrar for the Common Shares in the United States.

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

Computershare Investor Services Inc.

100 University Avenue, 8th Floor Toronto, Ontario, Canada M5J 2Y1

INFORMATION REGARDING DIRECT REGISTRATION

The Direct Registration System, or DRS, allows registered holders to hold securities in “book entry” form without having a physical certificate issued as evidence of ownership. Instead, securities are held in the name of the registered holder and registered electronically on the issuer’s records maintained by the issuer’s transfer agent. If you are a registered holder of shares and wish to hold your shares using the DRS, please contact the transfer agent at the phone number or address shown above.

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

A detailed description of CP’s approach to corporate governance is contained in its Management Proxy Circular issued in connection with the Corporation’s Annual Meeting of Shareholders and in its Corporate Governance Principles and Guidelines which are available on CP’s website at www.cpr.ca.

114	CP ANNUAL REPORT | 2014	115

GOVERNANCE STANDARDS

Any significant differences between the Corporation’s corporate governance practices and the corporate governance listing standards of the New York Stock Exchange (“NYSE Listing Standards”) are set forth on CP’s website at www. cpr.ca under About CP, “Corporate governance”.

CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CERTIFICATION

The certifications of the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of each of Canadian Pacific Railway Limited and Canadian Pacific Railway Company required by Section 302 of the Sarbanes-Oxley Act of 2002 (the “302 Certifications”) and the rules promulgated by the U.S. Securities and Exchange Commission (“SEC”) thereunder, have been filed with the SEC as an exhibit to the 2014 Annual Report of Canadian Pacific Railway Limited and Canadian Pacific Railway Company on Form 40-F. The 302 Certifications have also been filed in fulfillment of the requirements of CSA National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings.

2015 ANNUAL AND SPECIAL MEETING

The Annual and Special Meeting of Shareholders will be held on Thursday, May 14, 2015 in Calgary, Alberta.

SHAREHOLDER SERVICES

Shareholders having inquiries or wishing to obtain copies of the Corporation’s Annual Information Form may contact Shareholder Services at 1-866-861-4289 or (403) 319-7538, or by e-mail at shareholder@cpr.ca, or by writing to:

Shareholder Services

Office of the Corporate Secretary

7550 Ogden Dale Road S.E.

Calgary, Alberta, Canada T2C 4X9

INVESTOR INFORMATION

Financial information is available under the “Investors” section on CP’s website at www.cpr.ca.

COMMUNICATIONS AND PUBLIC AFFAIRS

Contact:

Communications and Public Affairs

Canadian Pacific

7550 Ogden Dale Road S.E.

Calgary, Alberta, Canada T2C 4X9

116

Canadian Pacific

7550 Ogden Dale Road S.E.

Calgary, Alberta, Canada T2C 4X9

www.cpr.ca